Form 20-F
period 2000-12-31
ASE TEST LTD
filed 2001-06-28
CIK 1014838

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 2000

                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934


                                ASE TEST LIMITED
             (Exact Name of Registrant as Specified in its Charter)

                                 NOT APPLICABLE
                (Translation of Registrant's Name into English)

                             REPUBLIC OF SINGAPORE
                (Jurisdiction of Incorporation or Organization)

                              10 WEST FIFTH STREET
                         NANTZE EXPORT PROCESSING ZONE
                               KAOHSIUNG, TAIWAN
                               REPUBLIC OF CHINA
                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                Ordinary Shares of par value U.S.$0.25 per share

     Securities registered or to be registered pursuant to Section 12(g) of the
Act: None

     (As of the close of the period covered by the annual report)

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 91,425,691

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                  Yes X       No
                     ---        ---

     Indicate by check mark which financial statement item the Registrant has elected to follow.

                  Item 17       Item 18  X
                          ---           ---

===============================================================================

                            -----------------------
                               TABLE OF CONTENTS
                            -----------------------

                                                                            Page
                                                                            ----
Introduction
          Use of Certain Terms................................................1
          Special Note Regarding Forward Looking Statements...................1

Part I    Item 1    Identity of Directors, Senior Management and
                      Advisers....................................Not applicable

          Item 2    Offer Statistics and Expected Timetable.......Not applicable

          Item 3    Key Information...........................................2
                         Selected Financial Data..............................2
                         Capitalization and Indebtedness......... Not applicable
                         Reason for the Offer and Use of Proceeds.Not applicable
                         Risk Factors..........................................4

          Item 4    Information on the Company................................14
                         History and Development of the Company...............14
                         Business Overview....................................15
                         Organizational Structure.............................30
                         Properties...........................................31

          Item 5    Operating and Financial Review and Prospects..............31
                         Operating Results and Trend Information..............31
                         Liquidity and Capital Resources......................44
                         Research and Development.............................45

          Item 6    Directors, Senior Management and Employees................45
                         Directors and Senior Management and Board Practices..45
                         Compensation.........................................48
                         Employees............................................48
                         Share Ownership......................................49

          Item 7    Major Shareholders........................................50
                         Major Shareholders...................................50
                         Related Party Transactions...........................51

          Item 8    Financial Information.....................................52
                         Consolidated Statements and Other Financial
                           Information........................................52
                         Legal Proceedings....................................52
                         Significant Changes..................................52

          Item 9    Listing Details...........................................52
                         Market Price Information and Markets.................52

          Item 10   Additional Information ...................................54
                         Articles of Incorporation............................54
                         Material Contracts...................................58
                         Exchange Controls....................................59
                         Taxation.............................................60
                         Documents on Display.................................63

                                                                            Page
                                                                            ----
          Item 11   Quantitative and Qualitative Disclosures About
                      Market Risk.............................................63
                         Foreign Currency Exchange Rate Risk..................63
                         Interest Rate Risk...................................63

          Item 12   Description of Securities Other Than Equity
                      Securities..................................Not applicable

Part II   Item 13   Defaults, Dividend Arrearages and
                      Delinquencies...............................Not applicable

          Item 14   Material Modifications to the Rights of
                      Security Holders and Use of Proceeds....................64
                         Material Modifications to the Rights of
                           Security Holders...................................64

Part III  Item 17   Financial Statements......................................64

          Item 18   Financial Statements......................................64

          Item 19   Exhibits..................................................65

                              USE OF CERTAIN TERMS

     All references herein to (i) "ASE Test," the "Company," "we," "us," or "our" are to ASE Test Limited and, unless the context requires otherwise, its subsidiaries, (ii) "ASE Group" are to Advanced Semiconductor Engineering, Inc. ("ASE, Inc.") and its subsidiaries and affiliates, (iii) "ASE Test Taiwan" are to ASE Test, Inc., a company incorporated under the laws of Taiwan, Republic of China ("ROC"), (iv) "ASE Test Malaysia" are to ASE Electronics (M) Sdn. Bhd., a company incorporated under the laws of Malaysia, (v) "ISE Labs" are to ISE Labs, Inc., a corporation incorporated in the State of California, (vi) "ASE Chung Li" are to ASE (Chung Li) Inc., a company incorporated in the ROC and
(vii) "ASE Korea" are to ASE (Korea) Inc., a company incorporated under the laws of the Republic of Korea.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our future revenues, earnings, and other results of operations. Our actual results may differ materially from the results discussed in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor testing and assembly services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other reasons. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. These forward-looking statements are based on our own information and on information from other sources we believe to be reliable. Our actual results may be materially less favorable than those expressed or implied by these forward-looking statements as a result of the reasons noted above and other risks and factors which could depress the price of our market shares.

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable.

     Not applicable.

Item 3. Key Information.

SELECTED FINANCIAL DATA

     The following table sets forth our selected historical consolidated financial data. You should read this information together with our consolidated financial statements, the notes to those financial statements and "Item 5. Operating and Financial Review and Prospects" included herein. The selected consolidated balance sheet data as of December 31, 1999 and 2000 and selected consolidated statement of income data and statement of cash flow data for each of the years ended December 31, 1998, 1999 and 2000 have been derived from our audited consolidated financial statements included herein. These financial statements, including notes thereto, are referred to herein as the Consolidated Financial Statements. The selected consolidated balance sheet data as of December 31, 1996, 1997 and 1998 and selected consolidated statement of income data and statements of cash flow data for each of the years ended December 31, 1996 and 1997 have been derived from our audited consolidated financial statements not included herein.

                                                                 Year Ended and as of December 31,
                                              -----------------------------------------------------------------------
                                                  1996           1997           1998          1999           2000
                                              -----------    -----------    -----------    -----------    -----------
                                           (in thousands, except shares, per share data, operating data and percentages)
Consolidated Statement of Income Data:
ROC GAAP:
Net revenues................................  $   112,791    $   176,541    $   184,663    $   270,254    $   440,285
Cost of revenues............................       81,043        112,824        117,743        173,758        263,513
                                              -----------    -----------    -----------    -----------    -----------
Gross profit................................       31,748         63,717         66,920         96,496        176,772
Operating expenses:
      Selling, general and
       administrative(1)....................        7,930         13,837         13,165         23,091         42,807
      Research and
       development..........................        1,729          3,084          2,384          3,837         12,059
      Goodwill amortization(2)..............            -              -              -          4,674          7,054
                                              -----------    -----------    -----------    -----------    -----------
Operating income............................       22,089         46,796         51,371         64,894        114,852
Non-operating income (expense):
      Interest-net..........................       (1,952)          (489)        (3,267)       (11,703)       (14,740)
      Income (loss) from equity
       investees(3).........................            -             28            133          4,842         16,127
      Gain on sale of long-term
       stock investments....................            -              -              -          6,588              -
      Loss on long-term bond securities.....            -              -              -              -         (3,157)
      Foreign exchange gain
       (loss)-net...........................          533          1,759         (1,835)           151          3,280
      Other-net.............................          398           (201)           609            863         (2,719)
                                              -----------    -----------    -----------    -----------    -----------
Income before income taxes
  and minority interest.....................       21,068         47,893         47,011         65,635        113,643
Income tax benefit (expense)................        3,587            945          6,845           (678)        (2,197)
Discontinuing operation loss................           --             --             --         (1,360)          (758)
Minority interest...........................          (23)            (4)            (5)        (1,437)        (3,493)
                                              -----------    -----------    -----------    -----------    -----------
Net income..................................  $    24,632    $    48,834    $    53,851    $    62,160    $   107,195
                                              ===========    ===========    ===========    ===========    ===========
Earnings per share:
      Primary...............................  $      0.34    $      0.58    $      0.62    $      0.71    $      1.16
                                              ===========    ===========    ===========    ===========    ===========
      Fully diluted.........................  $      0.34    $      0.57    $      0.62    $      0.70    $      1.16
                                              ===========    ===========    ===========    ===========    ===========
Operating income per share..................  $      0.30    $      0.55    $      0.59    $      0.73    $      1.24
                                              ===========    ===========    ===========    ===========    ===========
Income from continuing operations...........  $    24,655    $    48,838    $    53,856    $    64,957    $   111,446
                                              ===========    ===========    ===========    ===========    ===========




                                                                 Year Ended and as of December 31,
                                              -----------------------------------------------------------------------
                                                  1996           1997           1998          1999           2000
                                              -----------    -----------    -----------    -----------    -----------
                                           (in thousands, except shares, per share data, operating data and percentages)
Income from continuing operations per share.  $      0.34    $      0.57    $      0.62    $      0.74    $      1.20
                                              ===========    ===========    ===========    ===========    ===========
Shares used in earnings per
  share calculation:(4)
      Primary...............................   72,767,080     83,985,076     86,660,780     87,795,711     92,673,040
      Fully diluted.........................   72,917,536     85,169,212     86,660,780     88,359,934     92,673,040
U.S. GAAP:
Major adjustments:
      Compensation expense(5)...............       (1,919)        (2,875)        (4,279)        (6,682)        (6,026)
                                              -----------    -----------    -----------    -----------    -----------
Net income..................................  $    22,696    $    45,948    $    49,590    $    55,356    $   101,173
                                              ===========    ===========    ===========    ===========    ===========
Earnings per share:
      Basic.................................  $      0.31    $      0.60    $      0.63    $      0.69    $      1.18
                                              ===========    ===========    ===========    ===========    ===========
      Diluted...............................  $      0.31    $      0.54    $      0.57    $      0.63    $      1.09
                                              ===========    ===========    ===========    ===========    ===========
Shares used in earnings
  per share calculation:
      Basic.................................   72,377,608     77,166,836     78,767,112     80,232,420     85,970,361
      Diluted...............................   72,917,536     85,169,212     86,660,780     88,359,934     92,673,040

Consolidated Balance Sheet Data:
ROC GAAP:
Current assets..............................  $    66,930    $    67,291    $    60,439    $   142,625    $   290,458
Long-term investments.......................            -          6,596         24,303         70,708         87,161
Fixed assets................................      136,265        188,094        231,673        366,908        639,082
Total assets................................      211,523        271,009        332,286        657,257      1,091,655
Current liabilities.........................       35,830         67,730         47,904         85,059        158,304
Long-term debts.............................       27,644         45,401         73,499        264,872        265,489
Total liabilities...........................       63,535        113,247        121,647        350,303        424,756
Shareholders' equity........................      147,871        157,742        210,614        295,380        643,136

U.S. GAAP:
Shareholders' equity........................  $   147,051    $   155,546    $   208,054    $   292,294    $   638,750

Consolidated Statement of Cashflow Data:
Depreciation and amortization...............  $    24,481    $    30,614    $    38,751    $    68,769    $   117,506
Capital expenditure.........................       47,960        128,938         80,971        128,690        413,197
Net cash provided by
      (used in) operating activities........       39,311         80,161         84,496         95,075        203,557
Net cash used in investing activities.......      (57,172)      (109,639)      (104,618)      (237,203)      (367,354)
Net cash provided by
      (used in) financing activities........       24,593         25,999         29,982        166,238        277,801
Net cash inflow (outflow)...................       13,028         (1,935)         9,239         24,472        112,341

Segment Data:
Net revenues:
      Testing...............................  $    56,266    $    82,931    $    98,210    $   178,667    $   316,158
      Packaging.............................       56,525         93,610         86,453         91,587        124,127
      Testing...............................         49.9%          47.0%          53.2%          66.1%          71.8%
      Packaging.............................         50.1%          53.0%          46.8%          33.9%          28.2%

Gross profit:
      Testing:..............................  $    24,297    $    39,890    $    44,330    $    74,701    $   142,079
      Packaging:............................        7,451         23,827         22,590         21,795         34,693
      Testing:..............................         76.5%          62.6%          66.2%          77.4%          80.4%
      Packaging:............................         23.5%          37.4%          33.8%          22.6%          19.6%

Operating Data:
Testing gross margin........................         43.2%          48.1%          45.1%          41.8%          44.9%
Packaging gross margin......................         13.2%          25.5%          26.1%          23.8%          28.0%
Overall gross margin........................         28.1%          36.1%          36.2%          35.7%          40.1%
Operating margin............................         19.6%          26.5%          27.8%          24.0%          26.1%
ROC GAAP net margin.........................         21.8%          27.7%          29.2%          23.0%          24.3%
U.S. GAAP net margin........................         20.1%          26.0%          26.9%          20.5%          23.0%

---------
     (1)  Excludes goodwill amortization.

     (2) Included in selling, general and administrative expenses in the Consolidated Financial Statements.

     (3) Includes investment income (loss) from ASE Chung Li, ASE Korea and ASE Material Inc.

     (4) Represents the weighted average numbers of shares and share equivalents outstanding during the periods indicated on a diluted basis after giving retroactive effect to the acquisition of ASE Test, Inc. and ASE Electronics (M) Sdn. Bhd. and the stock splits effected on February 8, 1998 and April 5, 1999, respectively. Each stock split resulted in every one share being split into two shares, with a par value corresponding to one-half of the par value of the share prior to the stock split. See Notes 1 and 11 of Notes to Consolidated Financial Statements.

     (5) Includes cash bonuses paid to our employees by us and the fair market value of common stock of ASE, Inc. granted by ASE, Inc. to our employees and issued from the capitalization of ASE, Inc.'s retained earnings, which will not have any dilutive effect on us.


CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

REASON FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

RISK FACTORS

   Risks Relating to Our Business

Since we are dependent on the highly cyclical semiconductor industry and conditions in the markets for the end use applications of our products, our revenues and earnings may fluctuate significantly.

     Our semiconductor testing and packaging business is affected by market conditions in the highly cyclical semiconductor industry. All of our customers operate in this industry, and variations in order levels from our customers and service fee rates may result in volatility in our revenues and earnings. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns. Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and packaging services, any future downturn in the semiconductor industry would reduce demand for our services. For example, a worldwide slowdown in demand for semiconductor devices led to excess capacity and increased competition beginning in early 1998. As a result, price declines in 1998 accelerated more rapidly, which adversely affected our operating results in 1998. Prices for packaging and testing services improved due to an upturn in the industry in the second half on 1999 continuing through the first half of 2000, but have since fallen due to an industry downturn which commenced in the fourth quarter of 2000. This industry downturn places downward pressure on the average selling prices for our packaging and testing services. If we cannot reduce our costs to sufficiently offset any decline in average selling prices, our profitability will suffer.

     Market conditions in the semiconductor industry depend to a large degree on conditions in the markets for the end use applications of semiconductor products, such as communications, consumer electronics and personal computers. Any deterioration of conditions in the markets for the end use applications of the semiconductors we test and package would reduce demand for our services and, in turn, would likely have a material adverse effect on our financial condition and results of operations. In 2000, the substantial majority of our sales was attributable to the testing and packaging of semiconductors used in communications, consumer electronic and personal computer products. These industries are subject to intense competition and significant shifts in demand which could put pricing pressure on our testing and packaging services and adversely affect our earnings.

A reversal or slowdown in the outsourcing trend for semiconductor testing and packaging services could adversely affect our growth prospects and profitability.

     In recent years, semiconductor manufacturers that have their own in-house testing and packaging capabilities, known as integrated device manufacturers, have increasingly outsourced stages of the semiconductor production process, including testing and packaging, to independent companies in order to reduce costs and shorten production cycles. In addition, the availability of advanced independent semiconductor manufacturing services has enabled the growth of so called "fabless" semiconductor companies that focus exclusively on design and marketing, and which outsource their manufacturing, testing and packaging requirements to independent companies. We cannot assure you that these integrated device manufacturers and fabless semiconductor companies will continue to outsource their testing and packaging requirements to third parties like us. A reversal of, or a slowdown in, this outsourcing trend could result in reduced demand for our services and adversely affect our growth prospects and profitability.

If we are unable to compete favorably in the highly competitive semiconductor testing and packaging markets, our profits may decrease.

     The semiconductor testing and packaging markets are very competitive. We face competition from a number of sources, including other independent semiconductor testing and packaging companies, especially those which offer turnkey testing and packaging services. We believe that the principal competitive factors in the testing and packaging market are:

     o    technological expertise;

     o ability to work closely with customers at the product development stage;

     o    production yield;

     o    software conversion program capability;

     o    responsiveness and flexibility;

     o    cycle time;

     o    capacity;

     o    range and quality of testing platforms and packaging types available;
          and

     o    price.

     We face increasing competition from other testing and packaging companies. In particular, most of our customers obtain testing or packaging services from more than one source. Furthermore, our competitors may have access to more advanced technologies and greater financial and other resources than we do. Many of our competitors have shown a willingness to quickly and sharply reduce prices in order to maintain capacity utilization in their facilities during periods of reduced demand. Any erosion in the prices for our testing and packaging services could cause our profits to decrease and have a material adverse effect on our financial condition and results of operations.

Our operating results are subject to significant fluctuations, which could adversely affect the value of your investment.

     Our operating results have varied significantly from period to period and may continue to vary in the future. Downward fluctuations in our operating results may result in decreases in the market price of our shares. Among the more important factors affecting our quarterly and annual operating results are the following:

     o our ability to quickly adjust to unanticipated declines or shortfalls in demand and market prices for our testing and packaging services in view of our high percentage of fixed costs;

     o    timing of capital expenditures in anticipation of future orders;

     o    changes in prices for our testing and packaging services;

     o    volume of orders relative to our testing and packaging capacity;

     o our ability to obtain adequate testing and packaging equipment on a timely basis; and

     o changes in costs and availability of raw materials, equipment and labor.

     Due to the factors listed above, it is possible that our future operating results or growth rates may be below the expectations of research analysts and investors. If so, the market price of our shares, and thus the market value of your investment, may fall.

Due to our high percentage of fixed costs, if we are unable to achieve relatively high capacity utilization rates, our profitability will be adversely affected.

     Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses in connection with the acquisition of new testing and packaging equipment and new facilities. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our testing and packaging equipment, commonly referred to as "capacity utilization rates." Increases or decreases in our capacity utilization rates can have a significant effect on gross margins since the unit cost of testing and packaging services generally decreases as fixed costs are allocated over a larger number of units.

     During periods of industry downturn, we experience lower than anticipated capacity utilization rates in our operations due to lower than expected growth in demand, which leads to reduced margins during that period. If we are unable to achieve relatively high capacity utilization rates, our profitability will be adversely affected.

The complexity of the semiconductor testing and packaging process increases the costs and production risks of our business.

     Semiconductor testing and packaging involve significant technological and process expertise. In order to improve capacity utilization and efficiencies in our testing operations, we maintain advanced and expensive equipment and develop software conversion programs which enable us to test semiconductors utilizing different testing platforms. If we fail to successfully develop software conversion programs or if we are unable to effectively reduce the lead time necessary to interface our customers' semiconductors with our testing equipment, our operational efficiency could suffer. In addition, our testing and packaging operations take place in clean rooms where air purity, temperature and humidity are controlled. If we are unable to effectively control our testing and packaging environment, some semiconductors could be damaged. Although we believe our operational efficiency has generally improved in recent years, we have from time to time experienced, and may in the future experience, production interruptions due to technical problems or operator errors in our testing and packaging processes. Any interruption in our operations could have a material adverse effect on our business.

Our profitability depends on our ability to respond to rapid technological changes in the semiconductor industry.

     The semiconductor industry is characterized by rapid increases in the diversity and complexity of semiconductors. As a result, we expect that we will need to constantly offer more sophisticated testing and packaging technologies and processes in order to respond to competitive industry conditions and customer requirements. If we fail to develop, or obtain access to, advances in testing or packaging technologies or processes, we may become less competitive and less profitable. In addition, advances in technology typically lead to declining average prices for semiconductors tested or packaged with older technologies or processes. As a result, if we cannot reduce the costs associated with our testing or packaging services, the profitability on a given service, and our overall profitability, may decrease over time.

If we are unable to obtain additional testing and packaging equipment or facilities in a timely manner and at a reasonable cost, our competitiveness and future profitability may be adversely affected.

     The semiconductor testing and packaging businesses are capital intensive and require significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor testing and packaging equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain a significant amount of such equipment from a limited number of suppliers, including, in the case of testers, Agilent Technology, Advantest Corporation, Credence Systems Corporation, Electroglas, Inc., Megatest Corporation, Schlumberger Technologies and Teradyne, Inc., and in the case of wire bonders, Kulicke & Soffa Industries Inc. We have no binding supply agreements with any of our suppliers and acquire our testing and packaging equipment on a purchase order basis, which exposes us to changing market conditions and other substantial risks. For example, shortages of such equipment could result in an increase in price and longer delivery times. Semiconductor testing and packaging also requires us to operate sizeable facilities. If we are unable to obtain equipment or construct facilities in a timely manner to fulfill our customers' orders, it could adversely affect our growth prospects as well as financial condition and results of operations.

We need to successfully integrate and manage our acquisitions to maintain profitability.

     We intend to grow in part through the acquisition of semiconductor testing operations that complement our existing business. This strategy will involve reviewing and potentially reorganizing acquired business operations, corporate structures and systems and financial controls. The success of our acquisition strategy may be limited because of unforeseen expenses, difficulties, complications and delays encountered in connection with these acquisitions. We may not be able to acquire or manage profitably additional businesses or to integrate successfully any acquired businesses into our existing business without substantial costs, delays or other operational or financial difficulties. In addition, we may be required to incur additional debt or issue equity to pay for future acquisitions.

     In 1999, we acquired 70.0% of the outstanding shares of ISE Labs and a 30.0% interest in each of ASE Chung Li and ASE Korea. ASE, Inc. acquired the remaining 70.0% interest in each of ASE Chung Li and ASE Korea. See "Item 4. Information on the Company -- History and Development of the Company". These acquisitions and any others we may make in the future may dilute our earnings per share as a result of the specific scope of the business, cost structure or condition of the operations being acquired. In particular, acquisitions may involve risks, including:

     o    integration and management of the acquired operations;

     o    retention of select management personnel;

     o    integration of purchasing operations and information systems;

     o    coordination of sales and marketing efforts;

     o cost of any existing, pending or potential litigation against the acquired businesses prior to our acquisition;

     o management of an increasingly larger and more geographically disparate business; and

     o diversion of management's attention from other ongoing business concerns.

     Our acquisitions may also involve the divestment of certain loss making assets as well as the relocation of certain assets to locations which we believe will better complement our business strategy. The divestment of these loss making assets could adversely affect our financial condition. For example, in June 2000 we sold ISE Labs' packaging operations at Manteca, California, which resulted in ISE Labs incurring a disposition loss of $1.3 million, net of tax benefits of $0.6 million, in 2000. We are relocating the operations of ISE Labs from San Jose to Fremont, California, which could result in business interruptions and loss of employees.

     If we are unable to successfully integrate and manage our recent acquisitions, as well as any future acquisitions that we might pursue, our growth plans may not be met and our profitability may decline.

Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.

     Our capital requirements are difficult to plan in our highly cyclical and rapidly changing industry. We will need capital to fund the expansion of our facilities as well as fund our research and development activities in order to remain competitive. We believe that, taking into account amounts available under existing banking facilities, our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated needs through the end of 2001, including our working capital and capital expenditure requirements. However, future acquisitions or market or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

     o    our future financial condition, results of operations and cash flows;

     o general market conditions for financing activities by semiconductor companies; and

     o    economic, political and other conditions in Taiwan and elsewhere.

          If we are unable to obtain funding in a timely manner or on acceptable terms, our growth prospects and future profitability may decline.

We depend on select personnel and could be affected by the loss of their services.

     We depend on the continued service of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. Although some of these management personnel have entered into employment agreements with us, they may nevertheless leave before the expiration of these agreements. We are not insured against the loss of key personnel. We will be required to increase substantially the number of these employees in connection with our expansion plans, and there is intense competition for their services in the semiconductor industry. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. In addition, we may need to increase employee compensation levels in order to attract and retain our existing officers and employees and the additional personnel that we expect to require. A portion of the workforce at our facilities in Taiwan are foreign workers employed by us under work permits which are subject to government regulations on renewal and other terms. Consequently, our business could also suffer if the Taiwan regulations relating to the import of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost.

We depend on our agents for sales and customer service in North America and Europe. Any serious interruption in our relationship with these agents, or substantial loss in their effectiveness, could significantly reduce our revenues and profitability.

     We depend on non-exclusive agents for sales and customer service in North America and Europe. Our sales agents help us identify customers, monitor delivery acceptance and payment by customers and, within parameters set by us, help us negotiate price, delivery and other terms with our customers. Purchase orders are placed directly with us by our customers. Our customer service agents provide customer service and after-sales support to our customers.

     Currently, our sales and customer service agents perform services only for ASE, Inc. and us, but they are not owned or controlled by us. These agents are free to perform sales and support services for others, including our competitors. In particular, we may not be able to find an adequate replacement for these agents or to develop sufficient capabilities internally on a timely basis. Any serious interruption in our relationship with these agents or substantial loss in their effectiveness in performing their sales and customer service functions could significantly reduce our revenues and profitability.

The loss of a major customer or disruption of our strategic alliance with TSMC and ASE, Inc. may result in a decline in our revenues and profitability.

     Although we have over 200 customers, due in part to the concentration of market share in the semiconductor industry, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period. Our five largest customers together accounted for approximately 61.6%, 43.4% and 41.2% of our net revenues in 1998, 1999, 2000, respectively. There has been significant variation in the composition of our largest five customers over time. This variation is due primarily to the high level of competition in the semiconductor industry in which our customers operate. The demand for our services from a customer is directly dependent upon that customer's level of business activity, which could vary significantly from year to year. As a result, we have been less dependent on any particular customer over time.

     Our strategic alliance with TSMC, the world's largest dedicated semiconductor foundry, and ASE, Inc. enables us to offer total semiconductor manufacturing services to our customers. This strategic alliance is terminable at will by any party. A termination of this strategic alliance, and our failure to enter into a substantially similar alliance, may adversely affect our competitiveness and our revenues and profitability.

     All of our key customers operate in the cyclical semiconductor business and have in the past, and may in the future, vary order levels significantly from period to period. Many of our customers are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in prior periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders could reduce our profitability. In addition, during cyclical market downturns, we have in the past been, and may in the future be, requested to reduce prices to limit the level of order cancellations. These price reductions would in turn be likely to reduce our margins and profitability.

Our interests may conflict with those of our controlling shareholder, who may take actions that are not in our shareholders' best interest.

     ASE, Inc., our controlling shareholder, is principally engaged in the semiconductor packaging business. ASE, Inc. is also engaged in the semiconductor testing business principally through its 51.2% shareholding in our company and its 70.0% shareholding in each of ASE Chung Li and ASE Korea. We own the remaining 30.0% shareholding in each of these companies. ASE, Inc. does not, under Singapore law, owe any fiduciary obligation to our minority shareholders. ASE, Inc. is in a position to control actions that require shareholders' approval, including the timing and payment of dividends and the election of our entire board of directors. In addition, some members of our board of directors are employed by, or serve as directors of, the ASE group of companies, and our Chairman, and four other directors hold similar positions at ASE, Inc. Accordingly, ASE, Inc. or its affiliates may take actions that are not in our or our shareholders' best interest.

     ASE, Inc. and we have had, and will continue to have, some common customers. These customers conduct separate qualification procedures of ASE, Inc.'s and our facilities based on their own evaluation of various factors, including geographic location of the facilities, range and quality of testing platforms available, technical expertise, testing capacity and price, and generally indicate which facilities they desire to use. There are no agreements between ASE, Inc. and us with respect to the allocation of business from our common customers.

     We and ASE, Inc. and its affiliates continue to have contractual and other business relationships and may, from time to time, engage in transactions that are material to us.

     The ownership by ASE, Inc. of a substantial percentage of our outstanding shares and ASE, Inc.'s affiliation with members of our board of directors may have the effect of:

     o    delaying, deferring or preventing a change in who controls us;

     o    discouraging bids for our shares at a premium over the market price;
          and

     o    adversely affecting the market price of our shares.

Adverse developments in ASE, Inc.'s operations, competitive position or customer base could negatively affect us.

     We believe that we have benefitted significantly from our relationship with ASE, Inc. Our proximity to, and close working relationship with, ASE, Inc. has enabled us to provide value-added services to our customers. A substantial majority of our net revenues from testing services performed at our Taiwan facilities has historically been, and is expected to continue to be, derived from customers who are also customers of ASE, Inc. We have from time to time billed ASE, Inc. directly for some of our testing services performed in Taiwan as part of turnkey services provided by ASE, Inc. and by us. Because of our close relationship with ASE, Inc., any adverse development in ASE, Inc.'s operations, competitive position or customer base could have a material adverse effect on our business, future revenues and profitability.

Any environmental claims or failure to comply with any present or future environmental regulations may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.

     We are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our packaging process. Although we have not suffered material environmental claims in the past, the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations. New regulations could require us to acquire costly equipment or to incur other significant expenses. Any failure on our part to control the use of, or adequately restrict the discharge of, hazardous substances could subject us to future liabilities that may have a material adverse effect on our financial condition and results of operations.

Our revenue and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at a reasonable price.

     Our packaging operations require that we obtain adequate supplies of raw materials on a timely basis. Shortages in the supply of raw materials experienced by the semiconductor industry have in the past resulted in occasional price increases and delivery delays. We cannot assure you that we will be able to obtain adequate supplies of raw materials in a timely manner and at a reasonable price. Our revenues and earnings could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

Fluctuations in exchange rates could result in foreign exchange losses.

     Currently, the majority of our revenues from testing and packaging services are denominated in U.S. dollars and NT dollars. Our costs of revenues and operating expenses associated with testing and packaging services, on the other hand, are incurred in several currencies, including NT dollars, U.S. dollars, Malaysian ringgit, Singapore dollars and Hong Kong dollars. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing and packaging equipment, has been, and is expected to continue to be, denominated in U.S. dollars with much of the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. For example, we recorded foreign exchange losses of $1.8 million in 1998, a gain of $.2 million in 1999 and a gain of $3.3 million in 2000. The foreign exchange losses in 1998 were due primarily to losses attributable to Japanese yen-denominated liabilities created by us in the second half of 1998 to manage our foreign exchange exposure.

  Risks Relating to Countries in Which We Conduct Operations

Adverse economic conditions in Asia could negatively affect our business, financial condition and results of operations.

     Our current testing and packaging facilities are located in Taiwan, Malaysia, the United States, Hong Kong and Singapore. We also have a 30.0% interest in each of ASE Korea and ASE Chung Li. Furthermore, our customers are located in North America, Europe and other parts of Asia. As a result, our business is subject to various risks beyond our control, such as:

     o    instability of economies and governments;

     o changes in laws and policies affecting trade and investment, including foreign exchange controls; and

     o    developing local infrastructure.

     In addition, the currencies of several countries in Asia, including Malaysia and Taiwan, where our principal operating facilities are located and where many of our customers have facilities, have experienced substantial depreciation and volatility since July 1997 following the devaluation of various currencies in Asia. In response to these declines, some governments in the region have taken drastic steps to stabilize their currencies, including raising official interest rates and other measures. In May 1998, the Malaysian government imposed strict foreign currency exchange controls. Although the foreign exchange controls imposed by Malaysia do not restrict the flow of funds arising from trade transactions and repatriation of profits to investors, we cannot assure you that other countries in Asia will not impose similar or other currency control measures in the future. The currency fluctuations, as well as higher interest rates and other factors, materially and adversely affected the economies of many countries in Asia, including Malaysia and, to a lesser extent, Taiwan.

     As a result of widespread failures of financial institutions, the banking and financial sectors of many countries in Southeast Asia have undergone major restructurings, closures and liquidations or mergers. Adverse economic conditions in the region resulted in higher market interest rates for local currency-denominated borrowings and liquidity shortages, reducing the availability of credit and other financing sources. Although ASE Test Malaysia and ASE Test Taiwan have not been affected adversely by the credit problem in the region, any prolonged liquidity shortage could result in ASE Test Malaysia and ASE Test Taiwan having to rely more heavily on us for funding. In addition, any adverse economic development in the region, if prolonged, could result in lower demand for, and exert further pressure on the prices of, the services and products provided by companies in the region, including us. Any continued devaluation of currencies, prolonged period of inflation, continued increase in interest rates or political instability in certain countries in the region, may adversely affect the economies of Malaysia, Taiwan and other countries in the region and our business.

Strained relations between the Republic of China and the People's Republic of China could negatively affect our business and the market value of our shares.

     Our principal executive offices and our principal testing facilities are located in Taiwan and approximately 37.4% of our net revenues in 2000 were derived from our operations in Taiwan. Taiwan is under control of the government of the Republic of China and has a unique international political status. The People's Republic of China asserts sovereignty over all of China, including Taiwan. The People's Republic of China government does not recognize the legitimacy of the Republic of China government. Although significant economic and cultural relations have been established in recent years between the Republic of China and the People's Republic of China, the People's Republic of China government has indicated that it may use military force to gain control over Taiwan in some circumstances, such as the declaration of Taiwan's independence by the Republic of China. Relations between the Republic of China and the People's Republic of China have been particularly strained in recent years. Past developments in relations between the Republic of China and the People's Republic of China have on occasion depressed the market price of the shares of Taiwanese companies. Relations between the Republic of China and the People's Republic of China and other factors affecting the political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our shares.

Because a substantial portion of our business and operations are located in Taiwan, a severe earthquake could severely disrupt the normal operation of our business and adversely affect our earnings.

     Taiwan is susceptible to earthquakes. On September 21, October 22 and November 2, 1999, and on May 17 and June 11, 2000, Taiwan experienced severe earthquakes which caused significant property damage and loss of life, particularly in the central part of Taiwan. These earthquakes damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. We experienced no structural damage to our facilities and no damage to our machinery and equipment as a result of these earthquakes. There were, however, interruptions to our production schedule primarily as a result of power outage caused by the earthquakes. Our production facilities as well as many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected, it could result in a decline in the demand for our packaging and testing services. If our suppliers and providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake in Taiwan could severely disrupt the normal operation of business and have a material adverse effect on our financial condition and results of operations.

  Risks Relating to Our Holding Company Structure

Our ability to receive dividends and other payments from our subsidiaries may be restricted by commercial, statutory and legal restrictions.

     We are a holding company, and our only significant assets are our ownership interests in ASE Test Taiwan, ASE Test Malaysia, ISE Labs and our 30.0% interest in each of ASE Korea and ASE Chung Li. Dividends we receive from our subsidiaries, if any, will be subject to taxation. The ability of our subsidiaries to pay dividends, repay intercompany loans from us or make other distributions to us may be restricted by, among other things, the availability of funds, the terms of various credit arrangements entered into by such subsidiaries, as well as statutory and other legal restrictions. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries to distribute dividends to us, we cannot assure you that the relevant regulations will not be changed and that the ability of our subsidiaries to distribute dividends to us will not be restricted in the future.

Our ability to make further investments in our subsidiaries may be dependent on regulatory approvals.

     Our subsidiaries are dependent on us for future equity-related financings, and any capital contribution by us to our subsidiaries may require the approval of the relevant authorities in the jurisdiction in which the subsidiary is incorporated. For example, any capital contribution by us to ASE Test Taiwan will require the approval of the authorities of the Nantze Export Processing Zone, Kaohsiung, Taiwan. We may not be able to obtain any such approval in the future in a timely manner or at all.

  Risks Relating to the Shares

Our shareholders may have difficulty protecting their shareholder rights.

     Our corporate affairs are governed by our Memorandum of Association and Articles of Association and by the laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of members of our board of directors under Singapore law may be different from those applicable to a corporation incorporated in the United States. Therefore, our shareholders may have more difficulty protecting their interests in connection with actions by our management, members of our board of directors or our controlling shareholders than they would as shareholders of a corporation incorporated in the United States.

The volatility in the markets for our shares may result in the fluctuation in the market price of our shares.

     The market price of our shares and Taiwan depositary shares representing our shares have been, and may continue to be, highly volatile and subject to wide fluctuations in response to:

     o    quarterly variations in operating results;

     o    changes in financial estimates by securities analysts; and

     o    other events or factors.

     In addition, the Nasdaq National Market, on which our shares trade, has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies. These fluctuations have often been unrelated to the operating performance of such companies. The resulting volatility in the markets for our shares may cause the market price of our shares to fluctuate widely. Our Taiwan depositary shares are traded on the Taiwan Stock Exchange, which has often experienced greater fluctuations than the Nasdaq National Market or other national stock exchanges or quotation systems in the United States. As a result, our Taiwan depositary shares generally experience greater price volatility than our shares.

It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.

     Our company is incorporated under the laws of the Republic of Singapore. A substantial majority of our directors and executive officers reside outside the United States. In addition, a substantial majority of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult for investors to enforce in the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the United States securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce in or out of the United States liabilities based upon United States securities laws. We have been advised by Allen & Gledhill, our Singapore legal counsel, that judgments of United States courts based on the civil liability provisions of the federal securities laws of the United States are not enforceable in Singapore courts. Allen & Gledhill has also advised us that there is doubt as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the United States.

Anti-takeover provisions under Singapore company law may affect the market price of our shares.

     Provisions of the Singapore Companies Act (Chapter 50) and the Singapore Code on Take-Overs and Mergers may delay, deter or prevent a future takeover or change in control of our company. Anyone acquiring an interest, either individually or together with parties acting in concert, in 25.0% or more of our voting shares must extend a takeover offer for the remaining voting shares in accordance with the Singapore Code on Take-Overs and Mergers. A person holding between 25.0% and 50.0% (both inclusive) of our voting shares either individually or together with parties acting in concert must also make a takeover offer if that person acquires an additional 3.0% of our voting shares in any 12-month period. In addition, the offer or must make an appropriate offer or proposal to holders of our convertible securities and may also be required to make such offer to holders of securities of our subsidiaries, which are convertible into shares. These provisions may discourage or prevent some types of transactions involving an actual or threatened change of control of our company. This could harm our shareholders because a transaction of that kind might otherwise provide an opportunity for our shareholders to sell shares at a price above the prevailing market price.

Item 4. Information on the Company.

HISTORY AND DEVELOPMENT OF THE COMPANY

     ASE Test Limited is a Singapore holding company incorporated on December 1, 1995 as Jarich Test Private Limited, which changed its name to ASE Test Private Limited on February 13, 1996 and to ASE Test Limited on April 23, 1996. We have, through an exchange of shares with our parent company, Advanced Semiconductor Engineering, Inc. and other individuals, acquired substantially all of the shares of ASE Test, Inc. in May 1996. The exchange was accounted for as a reorganization of companies under common control. Our principal executive offices are located at 10 West Fifth Street, Nantze Export Processing Zone, Kaohsiung, Taiwan, Republic of China and our telephone number is (886-7) 363-6641. Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011 and our agent's telephone number is 212-894-8940.

     ASE Test, Inc., whose predecessor was a subsidiary of ETC Flextronics, Inc., is located in the Republic of China and is engaged in the testing of semiconductors. It has a wholly-owned subsidiary in the United States, ASE Test (U.S.A.) Inc., which was incorporated in 1996 and is engaged in after-sales service to customers of ASE Test, Inc.

     In June 1996, our shares were approved for quotation on the Nasdaq National Market in the United States.

     On April 15, 1997, we issued 18,000,000 shares (after retroactive adjustments for two-for-one stock splits in 1998 and 1999) to ASE Holdings (Bermuda), Inc., a wholly-owned subsidiary of ASE, Inc., in exchange for all of the shares of ASE Holdings (Singapore) Pte. Ltd., which is a Singapore holding company that owns 100% of the shares of ASE Electronics (M) Sdn. Bhd., also known as ASE Test Malaysia. ASE Test Malaysia is engaged in the packaging and testing of semiconductors.

     In December 1997 and January 1999, we obtained approval from the ROC Securities and Futures Exchange Commission to issue Taiwan depositary receipts, also known as TDRs, representing 6,000,000 and 2,500,000 shares (after retroactive adjustments for two-for-one stock splits in 1998 and 1999) offered by the Company's shareholder, J&R Holding Limited. These TDRs are listed on the Taiwan Stock Exchange.

  ISE Labs

     In May 1999, we acquired 70.0% of the outstanding shares of ISE Labs, a semiconductor testing company with principal facilities located in Fremont and Santa Clara, California. The total purchase price for our 70.0% equity interest in ISE Labs was $98.0 million. The stock purchase agreement provides that in the event ISE Labs (1) does not consummate an initial public offering of its common stock prior to December 31, 2001 at or above a specified price or (2) disposes of certain of its material assets, which in the aggregate is greater than 15% of the total assets of ISE Labs as shown on the most recent audited balance sheet of ISE Labs, then we will be obligated to purchase the remaining shares for $42 million plus accrued interest. The purchase price is payable either in cash or in shares of ASE Test at the option of the holders of the remaining shares, who are primarily founders and employees of ISE Labs or its predecessors.

     In April, July and November, 2000, we purchased additional shares of ISE Labs at an aggregate purchase price of $70.9 million. As a result of these purchases, we owned 80.4% of the outstanding shares of ISE Labs as of December 31, 2000.

  ASE Chung Li and ASE Korea

     In July 1999, we and our parent company, ASE, Inc., jointly acquired Motorola's semiconductor businesses in Chung Li, Taiwan and Paju, South Korea for the testing and packaging of semiconductors with principally communications, consumer and automotive applications. Under the acquisition agreements, ASE, Inc. acquired a 70.0% interest in each of the two businesses, and we acquired the remaining 30.0% interest. This division of the investment reflected in part our estimate of the relative packaging and testing values at the facilities. The businesses are now operated by ASE Chung Li and ASE Korea. Substantially all of the assets of ASE Chung Li was acquired for a base price of $150.0 million in cash, consisting of an initial payment of $80.0 million at closing and an additional $70.0 million payable over three years if sales volume targets are met.

     The ASE Korea acquisition was structured as a stock acquisition of 100% of the outstanding shares of ASE Korea for a base price of $140.0 million in cash, consisting of an initial payment of $36.0 million and an additional $104.0 million payable over four years. In addition to the combined base price of $290.0 million, approximately $60.1 million in cash was paid to purchase capital assets at both facilities which were acquired after January 1, 1999 and specified inventories and cash positions at both facilities. Both facilities provide semiconductor testing and packaging services for Motorola and will continue to do so for at least three to five years following the completion of the acquisition under manufacturing services agreements with Motorola.

BUSINESS OVERVIEW

Introduction

     We believe that we are one of the world's largest independent semiconductor testing companies, providing a complete range of testing services, including:

     o front-end engineering testing at our facilities in Silicon Valley, California, near most of the major semiconductor design houses in the United States;

     o final testing of complex, high-performance logic/mixed-signal semiconductors at our facilities in Taiwan, Malaysia, South Korea, Hong Kong and Singapore; and

     o turnkey services, which include drop shipment of tested and packaged semiconductors to end users designated by our customers.

     In addition, we also provide a broad range of leadframe and laminate-based semiconductor packaging services, including ball grid array, also called BGA, quad flat packages, also called QFP, and thin quad flat packages, also called TQFP, at our facilities in Malaysia.

     We focus primarily on testing complex, high-performance logic/mixed-signal semiconductors and packaging high pin-count semiconductors. In 2000, approximately 74.9% of our net testing revenues were derived from testing complex, high-performance logic/mixed-signal semiconductors and approximately 66.8% of our net packaging revenues was derived from packaging high pin-count semiconductors. Semiconductors tested and packaged by us are used in diverse end use markets, including communication, consumer electronic, personal computer and industrial products and other applications.

     We believe that we are well positioned to meet the requirements of semiconductor companies worldwide for outsourced testing and packaging services across a diverse range of end use applications because of:

     o    our broad range of advanced semiconductor testing services;

     o our ability to offer, together with our parent company, ASE, Inc., a broad range of advanced packaging services;

     o our financial position, which enables us to make significant investments for future growth through both the expansion of existing capacity and the acquisition of new businesses, technologies and operations;

     o our experience in integrating acquired operations and using the acquired operations to provide services to their former owners;

     o our strategic geographic locations with experienced teams in key centers for outsourced semiconductor manufacturing; and

     o our strategic alliance with Taiwan Semiconductor Manufacturing Company Limited, also called TSMC, the world's largest dedicated semiconductor foundry, and ASE, Inc. to provide complete turnkey services.

     As a part of our overall strategy to strengthen our testing capabilities, increase our range of services and diversify our geographic presence, we intend to continue expanding through internal growth and strategic acquisitions. In 1999, we completed the acquisitions of ISE Labs and a 30% interest in each of ASE Korea and ASE Chung Li.

     Through these acquisitions, we have now expanded our testing capabilities and established a broad geographic presence in the United States, Taiwan, Malaysia, South Korea, Hong Kong and Singapore in close proximity to foundries, integrated device manufacturers and design houses which outsource testing and packaging services. Our acquisition of ISE Labs has enabled us to become an independent provider of complete semiconductor testing solutions, adding significant depth and continuity to our testing services and providing us with a valuable competitive advantage. In particular, ISE Labs allows us to conform our front-end and back-end testing platforms for the same products tested, resulting in greater operational efficiency and cost reduction. We intend to leverage our front-end engineering testing relationships in Silicon Valley to grow our back-end testing business. In addition, our joint acquisition of ASE Chung Li and ASE Korea broadened our presence across geographic regions, customers and technology. For example, through our 30.0% interest in ASE Korea, we gained access to high frequency radio test technology and geographic proximity to one of the world's leading wireless markets.

     We provide semiconductor testing and packaging services both separately and on a turnkey basis. Our turnkey services include testing and packaging services and drop shipment of the tested and packaged semiconductors to end users designated by our customers. Through our strategic alliance entered into in 1998 with TSMC and ASE, Inc., we expanded the traditional scope of our turnkey services to offer total semiconductor manufacturing services to our customers, including access to wafer fabrication, also called foundry services, offered by TSMC.

Industry Background

  General

     Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. These improvements have resulted in significant performance and price benefits to manufacturers of electronic systems. As a result, semiconductor demand has grown substantially in our primary markets of communications and personal computer equipment, and has experienced increased growth in additional markets such as consumer electronic devices, automotive products and industrial automation and control systems.

  Overview of Semiconductor Manufacturing Process

     The manufacturing of semiconductors is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The following table sets forth the main stages of the manufacturing process. We are involved in all stages of the semiconductor manufacturing process except circuit design and wafer fabrication.

     Process                               Description
     -------                               -----------
     Circuit Design                        The design of a semiconductor
                                           is developed by laying out circuit
                                           components and interconnections. A
                                           complex circuit may be designed with
                                           as many as twenty layers of patterns
                                           or more.

     Front-End Engineering Test            Throughout and following the design
                                           process, prototype semiconductors
                                           undergo front-end engineering
                                           testing, which involves software
                                           development, design validation
                                           verification and reliability and
                                           failure analysis.

     Wafer Fabrication                     This process begins with the
                                           generation of a photomask through
                                           the definition of the circuit design
                                           pattern on a photographic negative,
                                           known as a mask, by an electron beam
                                           or laser beam writer. These circuit
                                           patterns are transferred to the
                                           wafers using various advanced
                                           processes.

     Wafer Probe                           Each individual die is electrically
                                           tested, or probed, for defects. Dies
                                           that fail this test are marked to be
                                           discarded.

     Packaging                             The processing of bare
                                           semiconductors into finished
                                           semiconductors serves to protect the
                                           die and facilitate electrical
                                           connections and heat dissipation.

     Final Test                            Packaged semiconductors are tested
                                           to ensure that the device meets
                                           performance specifications.

   Outsourcing Trends in Semiconductor Manufacturing

     Historically, semiconductor companies designed, manufactured, packaged and tested semiconductors primarily in their own facilities. In recent years, there has been a trend in the industry to outsource stages in the manufacturing process. Virtually every significant stage of the manufacturing process can be outsourced. Wafer foundry services and semiconductor packaging are currently the largest segments of the independent semiconductor manufacturing services market. Most of the world's major integrated device manufacturers use some independent manufacturing services to maintain a strategic mix of internal and external manufacturing capacity. We believe that many of these manufacturers are significantly reducing their investments in new semiconductor testing and packaging facilities and that several are contemplating the divestment of their in-house testing and packaging operations. Motorola's sale of its testing and packaging operations in Taiwan and South Korea to ASE, Inc. and us in 1999 and the sale in 1999 and 2000 by Cirrus Logic and LSI Logic of a portion of their testing operations in California to us are examples of this divestment trend.

     The availability of technologically advanced independent manufacturing services has also enabled the growth of "fabless" semiconductor companies that focus on semiconductor design and marketing and outsource their fabrication, testing and packaging requirements to independent companies. Similarly, the availability of technologically advanced independent manufacturing services has encouraged "systems companies," which traditionally outsourced the manufacturing of semiconductor components used in the assembly of their systems products to integrated device manufacturers, to increasingly outsource to independent semiconductor manufacturing companies.

     We believe the outsourcing of semiconductor manufacturing services will increase in the future from current levels for many reasons, including the following:

     Technological Sophistication and Significant Capital Expenditure. Semiconductor manufacturing processes have become highly complex, requiring substantial investment in specialized equipment and facilities and sophisticated engineering and manufacturing expertise. In addition, product life cycles have been shortening, magnifying the need to continuously upgrade or replace manufacturing equipment to accommodate new products.

As a result, new investments in in-house testing, packaging and fabrication facilities are becoming less desirable for integrated device manufacturers because of the high investment costs as well as their inability to achieve sufficient economies of scales and utilization rates in order to be competitive with the independent service providers. Independent testing, packaging and foundry companies, on the other hand, are able to realize the benefits of specialization and achieve economies of scale by providing services to a large base of customers across a wide range of products. This enables them to reduce costs and shorten production cycles through high capacity utilization and process expertise.

     Focus on Core Competencies. As the cost of semiconductor manufacturing facilities increases, semiconductor companies are expected to further outsource their semiconductor manufacturing requirements in order to focus their resources on core competencies, such as semiconductor design and marketing.

     Time-to-Market Pressure. The increasingly short product life cycle has accelerated time-to-market pressure for semiconductor companies, leading them to rely increasingly on outsourced suppliers as a key source for effective manufacturing solutions.

     Growth of Fabless Semiconductor Companies and Outsourcing by Systems Companies. The substantial growth in the number of fabless semiconductor companies and systems companies that increasingly outsource their manufacturing requirements to independent companies will also continue to drive growth in the market for independent foundry, testing and packaging services.

Strategy

     Our goal is to provide a complete range of sophisticated, high-quality advanced semiconductor testing and turnkey services as well as a broad range of packaging services to leading semiconductor companies, while focusing principally on testing complex, high-performance logic/mixed-signal semiconductors and packaging high pin-count semiconductors. In pursuing this strategy, we believe we will continue to benefit from our leading technological capabilities and expertise, our extensive geographic presence, and our position as one of the largest independent semiconductor testing companies in the world. The principal components of our strategy are set forth below.

   Expand Our Market Share Through Internal Growth and Strategic Acquisitions

     We intend to expand our market share through internal growth as well as strategic acquisitions on a global basis. Due to the increasing complexity of semiconductor engineering and the increasing cost of operating in-house testing and packaging operations, we believe that many integrated device manufacturers will continue to focus on the core activities of design and marketing and continue to divest their in-house testing and packaging operations. The acquisitions of these in-house operations present strategic opportunities for us to (1) acquire the select personnel and expertise of these operations, (2) secure these integrated device manufacturers as our customers through manufacturing services agreements and (3) expand our customer base in these regions.

     Through our acquisition strategy, we have expanded our testing capabilities and established a broad geographic presence in Taiwan, Malaysia, South Korea, the United States, Hong Kong and Singapore in close proximity to foundries, integrated device manufacturers and design houses which outsource testing and packaging services. The following table sets forth certain information relating to our recent acquisitions.

Acquisition                           Geographic Region                      Technology/Capability
-----------                           -----------------                      ---------------------
ISE Labs (1999)                       o   Silicon Valley in California       o   front-end engineering testing
                                      o   Singapore                          o   final testing
                                      o   Hong Kong                          o   final testing
ASE Korea (1999)                      o   South Korea                        o   final testing of high frequency
(30.0% owned)                                                                    communications products
                                                                             o   high pin-count packaging




Acquisition                           Geographic Region                      Technology/Capability
-----------                           -----------------                      ---------------------
ASE Chung Li (1999)                   o   Taiwan                             o   final testing
(30.0% owned)                                                                o   high pin-count packaging
ASE Test Malaysia (1997)              o   Malaysia                           o   final testing
                                                                             o   high pin-count packaging

     We acquired certain testing equipment and retained select personnel from two of our customers, LSI Logic Corporation in 2000 and Cirrus Logic, Inc. in 1999. Under our arrangements with these customers, they outsource a portion of their front-end and back-end testing requirements to us. We believe such arrangements enhance our testing capabilities and intend to continue pursuing similar strategic arrangements in the future.

  Offer a Comprehensive Range of Services While Focusing on Testing Complex, High-Performance Semiconductors

     We intend to continue offering a comprehensive range of testing and packaging services to our customers, which we believe differentiates us from our competitors and enables us to capture a substantial share of the turnkey market. At the same time, we plan to continue focusing on testing complex, high-performance logic/mixed-signal semiconductors. These semiconductors are characterized by a high degree of embedded functionality, very high clock speeds and high pin-counts. We believe that our technology and our capability position us well to capture this business. Our capability in testing system-level circuits is demonstrated by our involvement in the integrated graphics/chipset business. Furthermore, our relationships with companies like Qualcomm and Motorola demonstrate our commitment to becoming a leader in testing advanced semiconductors used in wireless and other communications applications. We intend to maintain our capability to provide testing services for increasingly complex semiconductors through our high level of investment in advanced mixed-signal testers.

  Leverage Our Silicon Valley Front-End Testing Expertise to Grow Our Back-End Testing Business

     Our acquisition of ISE Labs has provided us access to new customers to whom we intend to provide "total solution" testing services. In particular, we intend to leverage our strong position in providing front-end engineering testing services to Silicon Valley semiconductor companies to more effectively secure back-end testing. Front-end engineering is a critical component of the semiconductor design cycle undertaken by both fabless and integrated semiconductor companies, and includes the testing of prototype wafers before being qualified for production. By setting up the software and hardware platforms for such front-end tests, we gain expertise and experience which enables us to offer faster, more competitive back-end testing services when actual production of semiconductors commences.

  Increase Sales to Communications-Related Customers and Multinational Integrated Device Manufacturers

     We plan to increase our sales to communications companies and multinational integrated device manufacturers. We intend to leverage our multi-platform testing capabilities and our geographical proximity to our customers and the relationships formed during the design and front-end engineering stages to capture an increasing share of these customers' high volume back-end production business. Moreover, we believe that these companies will be increasingly dependent on sophisticated testing solutions provided by independent testing companies like us and will continue to outsource their testing and packaging requirements. We already serve many of the leading networking and communications equipment companies in the United States and aim to increase our sales to these companies as they represent attractive long-term growth opportunities for us. We have been successful in attracting customers in communications semiconductors such as Broadcom Corporation, Intel Corporation and 3Com Corporation.

  Enhance Our Turnkey Business Through Strategic Alliances with
Complementary Semiconductor Service Providers

     We believe that as testing and packaging technologies become more complex and production cycles shorten, a portion of our customers may increasingly contract for our services on a turnkey basis to reduce their own costs, inventories and time to market. We believe that we benefit from our strategic alliance with TSMC and ASE, Inc. through which we coordinate and conduct joint marketing efforts and provide turnkey services. Key customers like Qualcomm and DSP Group utilize our turnkey solutions. We also believe that this strategic alliance makes us attractive to multinational integrated device manufacturers. To better provide turnkey solutions in a seamless, integrated fashion, we will continue to pursue additional selective strategic alliances with semiconductor foundry manufacturers and other service providers.

  Work Closely with Equipment Vendors to Maximize Flexibility and Technology Advantages

     We intend to leverage our position as one of the largest independent testing companies to further collaborate with our vendors and better understand the technological advances in testing equipment. In particular, our familiarity with our testing equipment allows our engineers the ability to quickly convert testing programs from one platform to another, typically requiring only one to two weeks to complete the conversions. This flexibility results in reduced dependence on any particular platform, higher utilization rates and improved customer service. In addition, our close relations with our suppliers allow us to have high levels of reliability and utilization of our machines, which reduces unit costs. Our close relations with our suppliers also help ensure that we receive satisfactory delivery performance, even during periods of lengthening lead times in the industry. We work closely with all leading suppliers of testing equipment, including Advantest Corporation, Agilent Technology, Credence Systems Corporation, Electroglas, Inc., Megatest Corporation, Schlumberger Technologies and Teradyne, Inc.

Principal Products and Services

     We offer a broad range of semiconductor testing and packaging services. Our testing services include front-end engineering testing, wafer probing, final testing and other test-related services. Our packaging products are based primarily on surface mount technology, also known as SMT, and employ either leadframes or laminate substrates as interconnect materials. Semiconductors tested and packaged by us are used in a wide range of applications, including communications, personal computers, consumer, industrial and automotive applications. We offer our customers the integrated packaging, testing and drop shipment of semiconductors to end users designated by our customers.

     The following table sets forth, for the periods indicated, our testing and packaging revenues as a percentage of net revenues.

                                           Year Ended December 31,
                                   -----------------------------------------
                                    1998              1999             2000
                                   ------            ------           ------
                                         (percentage of net revenues)
Testing revenues..................  53.2%             66.1%            71.8%
Packaging revenues................  46.8              33.9             28.2
                                   -----             -----            -----
   Total net revenues............. 100.0%            100.0%           100.0%
                                   =====             =====            =====

  Testing

     We provide a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final testing of logic/mixed-signal and memory semiconductors and other test-related services. The testing of semiconductors requires technical expertise and knowledge of the specific applications and functions of the semiconductors tested. We believe that our testing services employ technology and expertise that are among the most advanced in the semiconductor industry. In addition to maintaining different types of testing equipment, which enables us to test a variety of semiconductor functions, we work closely with our customers to design effective testing and conversion programs on multiple equipment platforms for particular semiconductors.

     In recent years, complex, high-performance logic/mixed-signal semiconductors have accounted for an increasing portion of our overall net testing revenues. As the testing of complex, high-performance semiconductors requires a large number of functions to be tested using more advanced testing equipment, these products attract higher revenues per unit of testing time, measured in CPU seconds.

     Front-End Engineering Testing. We provide front-end engineering testing services, including software program development, electrical design validation and reliability and failure analysis.

     o Software Program Development. Design and test engineers develop a customized software program and related hardware to test the semiconductor on advanced testing equipment. A customized software program is required to test the conformity of each particular semiconductor type to its unique functionality and specification.

     o Electrical Design Validation. A prototype of the designed semiconductor is submitted to electrical tests using advanced test equipment, customized software programs and related hardware. These tests assess whether the prototype semiconductor complies with a variety of different operating specifications, including functionality, frequency, voltage, current, timing and temperature range.

     o Reliability Analysis. Reliability analysis is designed to assess the long-term reliability of the semiconductor and its suitability of use for intended applications. Reliability testing can include "burn-in" services, which electrically stress a device, usually at high temperature and voltage, for a period of time long enough to cause the failure of marginal devices.

     o Failure Analysis. In the event that the prototype semiconductor does not function to specifications during either the electrical verification or reliability testing processes, it is typically subjected to failure analysis to determine why it did not perform as anticipated. As part of this analysis, the prototype semiconductor may be subjected to a variety of analyses, including electron beam probing and electrical testing.

     Wafer Probing. Wafer probing is the step immediately before packaging of semiconductors and involves visual inspection and electrical testing of the processed wafer for defects to ensure that it meets our customers' specifications. Wafer probing services require expertise and testing equipment similar to that used in logic/mixed- signal testing, and several of our testers are also used for wafer probing.

     Logic/Mixed-Signal Final Testing. We conduct final tests of a wide variety of logic/mixed-signal semiconductors, with a number of leads ranging in the single digits to several hundreds and operating frequencies of up to 400 MHZ, which is at the high end of the range for the industry. The products we test include semiconductors used for networking and wireless communications, graphics and disk controllers for home entertainment and personal computer applications, as well as a variety of application specific integrated circuits, or ASICs, for various specialized applications.

     Memory Final Testing. We provide final testing services for a variety of memory products, such as static random access memory, or SRAM, dynamic random access memory, or DRAM, and single-bit electronical programmable read-only memory semiconductors.

     Other Test-Related Services. We provide a broad range of additional test-related services, including:

     o Burn-in Testing. Process of electrically stressing a device, usually at high temperature and voltage, for a period of time to simulate the continuous use of the device to determine whether this use would cause the failure of marginal devices.

     o Dry Pack. Process which involves heating semiconductors in order to remove moisture before packaging and shipping to customers.

     o Tape and Reel. Process which involves transferring semiconductors from a tray or tube into a tape-like carrier for shipment to customers.

     The following table sets forth, for the periods indicated, the percentage of our net testing revenues accounted for by each type of testing service.

                                           Year Ended December 31,
                                   -----------------------------------------
                                    1998              1999             2000
                                   ------            ------           ------
                                     (percentage of net testing revenues)
Logic/mixed-signal testing......    88.2%             94.7%             97.5%
Memory testing..................    11.8               5.3               2.5
                                   -----             -----             -----
   Total net testing revenues...   100.0%            100.0%            100.0%
                                   =====             =====             =====

  Packaging

     We offer a broad range of semiconductor packages primarily using surface-mount technology, or SMT. In SMT, the leads on semiconductors and other electronic components are soldered to the surface of the printed circuit board. Within our packaging product portfolio, we focus on the packaging of semiconductor package products for which there is expected to be strong demand, including high pin-count SMT packages, such as ball grid array, or BGA, which are based on laminate substrate, and quad flat packages and thin quad flat packages, both of which are based on leadframes. In addition to the more advanced SMT packages, we also offer packaging services using the older pin-through-hole technology, such as plastic dual-in line packages, or PDIP.

     An important subset of SMT packages are BGA packages. BGA packages typically feature higher pin-count, smaller package sizes, greater reliability, superior electrical signal transmission and better heat dissipation than traditional leadframe-based packaging technology. Our packaging operations focus primarily on plastic BGA, which is used in applications such as wireless products, cellular phones, global positioning systems and notebook computers, and film BGA, which is used in cellular phones, wireless communications and digital signal processors.

     The following table sets forth our principal packaging products.

                                  Number
Package Format                    of Leads     Description                                End Use Applications
--------------                    --------     -----------                                --------------------
Ball Grid Array (BGA)             112-665      Designed for semiconductors which          Cellular phones, pagers, wireless
                                               require the enhanced performance           communications, DSPs, micro-
                                               provided by BGA, including personal        controller applications and high
                                               computer chipsets, graphic                 performance disk drives.
                                               controllers and microprocessors,
                                               ASICs, digital signal processors, also
                                               called DSPs, and memory devices.

Quad Flat Package                 32-240       QFPs designed for advanced                 Multimedia applications, cellular
  (QFP)/Thin QFP (TQFP)                        processors and controllers, ASICs,         phones, personal computers,
                                               and DSPs.                                  automotive and industrial products,
                                                                                          hard disk drives, communication
                                                                                          boards such as ethernet, integrated
                                                                                          services digital network, also called
                                                                                          ISDN, and notebook computers.

Plastic Leaded Chip Carrier       20-84        Designed for applications that do not      Personal computers, scanners,
(PLCC)                                         require low profile package with high      electronic games and monitors.
                                               density of interconnects.




                                  Number
Package Format                    of Leads     Description                                End Use Applications
--------------                    --------     -----------                                --------------------
Small Outline Plastic Package     8-54         Leadframe packages designed for            Consumer audio/video and
  (SOP)/Thin SOP (TSOP)                        memory devices including logic and         entertainment products, cordless
                                               analog devices, SRAM, DRAM, fast           telephones, pagers, fax machines,
                                               static RAM, also called FSRAM, and         printers, copiers, personal computer
                                               flash memory devices.                      peripherals, automotive parts,
                                                                                          telecommunications products,
                                                                                          recordable optical disks and hard
                                                                                          disk drives.

Small Outline Plastic J-Bend      20-44        Package designed for memory and            DRAM memory devices,
  Package (SOJ)                                low pin-count applications                 microcontrollers, digital analog
                                                                                          conversions and audio/video
                                                                                          applications.

Plastic Dual In-line Package      28-42        Package used in consumer electronic        Telephones, televisions, audio/video
  (PDIP)                                       products.                                  applications and computer
                                                                                          peripherals.

     ASE Chung Li and ASE Korea, both 30.0% owned by us, offer a similar range of packages. As of December 31, 2000, ASE Chung Li and ASE Korea operated a total of approximately 796 wirebonders. ASE Chung Li offers mold array package BGA, also called Map BGA. Map BGA is smaller and thinner than conventional BGA and widely used in wireless communications products because of its smaller size. ASE Korea's packaging services include stacked-die BGA. Stacked-die BGA packages are used in local area network cards, also called LAN cards, graphic processors, digital cameras and pagers.

     The following table sets forth, for the periods indicated, the percentage of our net packaging revenues accounted for by each package type.

                                           Year Ended December 31,
                                   -----------------------------------------
                                    1998              1999             2000
                                   ------            ------           ------
                                    (percentage of net packaging revenues)
BGA..............................    0.4%              6.4%            13.8%
QFP/TQFP.........................   54.6              52.6             52.9
PLCC.............................   22.9              23.8             15.6
SOJ/SOP/TSOP.....................   11.1               8.1             10.4
PDIP.............................   10.2               9.0              7.2
Other............................    0.8               0.1              0.1
                                   -----             -----            -----
   Total net packaging revenues..  100.0%            100.0%           100.0%
                                   =====             =====            =====

  Drop Shipment Services

     We offer drop shipment services for shipment of semiconductors directly to end users designated by our customers. We provide drop shipment services to a majority of our testing customers. A substantial portion of our customers at each of our facilities has qualified these facilities for drop shipment services. Since drop shipment eliminates the additional step of inspection by the customer prior to shipment to end users, quality of service is a key consideration. We believe that our ability to successfully execute our full range of services, including drop shipment services, is an important factor in maintaining existing customers as well as attracting new customers.

Pricing

     We price our front-end engineering testing services principally on the basis of hourly test rates and the cost of engineering resources. We price our final testing services principally on the basis of the amount of time, measured in CPU seconds, taken by the automated testing equipment, including testers and handlers, to execute the test programs that are specific to the customer's products. The price per CPU second for each particular product is determined based on a number of factors, including:

     o    the complexity of the product;

     o    the number of functions tested;

     o the time required to test the product pursuant to the customer's specifications;

     o    labor cost;

     o the ability of the machine to parallel-test, which involves testing multiple semiconductors simultaneously; and

     o    the cost of testers used to perform the testing services.

     For example, testing complex, high-performance semiconductors is priced significantly higher per CPU second than testing less complex or lower performance semiconductors.

     In general, the price per CPU second for the testing of particular products tends to decline over time as the product becomes older and more advanced products in the category are introduced in the market. These newer products, which typically are more complex and higher performance, attract a higher price per CPU second and generate higher margins, which have partially offset price declines related to older products in the past. As older machines become less appropriate for testing more advanced products, prices per CPU second for using such machines decline, resulting in the gradual decline of revenues for such machines.

     We price our packaging services primarily on a cost-plus basis and, to a lesser extent, with reference to market prices. Prices are confirmed at the time firm orders are received from customers.

Equipment

   Testing

     Testing equipment is the most important and most capital intensive component of the testing process. As of December 31, 2000, we operated approximately 645 testers, of which 117 were consigned by our customers. In addition, as of December 31, 2000, ASE Chung Li and ASE Korea operated approximately 350 testers. We generally seek to purchase testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. We purchase testing equipment from major international manufacturers, including Advantest Corporation, Agilent Technology, Credence Systems Corporation, Electroglas, Inc., Megatest Corporation, Schlumberger Technologies and Teradyne, Inc. We may consider purchasing additional advanced testers depending on market demand for our testing services and the availability of testers. Upon acquisition of new testing equipment, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testing equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (with special handlers for wafer probing), scanners, reformers and personal computer workstations for use in software development.

     In general, particular semiconductors can be tested on only a limited number of specially designed testers. As part of the qualification process, customers will specify the machines on which their semiconductors may be tested, and we often develop test program conversion tools that enable us to test semiconductors on multiple equipment platforms. This portability between testers enables us to allocate semiconductors tested across our available test capabilities and thereby improve capacity utilization rates. In certain cases where a customer requires the testing of a semiconductor product that is not yet fully developed, the customer may provide personal computer workstations to us to test specific functions. In certain cases where a customer has specified testing equipment that was not widely applicable to other products which we test, we have required the customer to furnish the equipment on a consignment basis. In certain cases, such as our agreements with LSI Logic Corporation and Cirrus Logic, Inc., we have purchased testers from companies and entered into testing services agreements with them. See "Item 4. Information on the Company -- Business Overview -- Strategy -- Expand Our Market Share Through Internal Growth and Strategic Acquisitions".

     We will continue to place orders for and acquire additional testing equipment in future periods to the extent market conditions, cash generated from operations, the availability of financing and other factors make it desirable to do so. However, some of this equipment and related spare parts have been in short supply during periods of high demand in recent years. Moreover, this equipment is only available from a limited number of vendors or is manufactured in relatively limited quantities and may, during periods of high demand, have lead times from order to delivery in excess of six months. We work closely with our vendors to evaluate new equipment and have long-term blanket orders and rolling forecasts in place. These orders are confirmed by us approximately three to six months before our desired delivery date in order to shorten the effective lead time necessary for the delivery of new equipment.

  Packaging

     The number of wire bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. The wire bonders connect the input/output terminals on the silicon die using extremely fine gold wire to leads on leadframes or substrates. Typically, wire bonders may be used, with minor modifications, for the packaging of different products. We purchase wire bonders principally from Kulicke & Soffa Industries Inc. As of December 31, 2000, we operated approximately 411 wire bonders. In addition to wire bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, die bonders, automated molding machines, laser markers, solder plates, pad printers, dejunkers, trimmers, formers, substrate saws and scanners.

Software Development and Engineering/Conversion Program

     We work closely with our customers to provide sophisticated software engineering services, including test program development, conversion and optimization, and related hardware design. Generally, testing requires customized testing software and related hardware to be developed for each particular product. Software is often initially provided by the customer and then converted by us at our facilities for use on one or more of our machines and contains varying functionality depending on specified testing procedures. Once a conversion test program has been developed, we perform trial tests on the semiconductors. Customer feedback on the test results enables us to adjust the conversion test programs prior to actual testing. We also typically assist our customers in collecting and analyzing the test results and recommend engineering solutions to improve their design and production process. We have developed proprietary software which automatically generates codes for creating and converting testing programs and have also developed software for parallel testing of logic semiconductors and for converting programs from one equipment platform to another. See "-- Research and Development." Our inability to successfully develop conversion software programs could materially and adversely affect our operating efficiencies. See "Item 3. Key Information -- Risk Factors -- The complexity of the semiconductor testing and packaging process increases the costs and production risks of our business".

Seasonality

     See "Item 5. Operating and Financial Review and Prospectus-- Operating Results and Trend Information-- Consolidated Quarterly Results".

Sales and Marketing

  Sales and Marketing Offices

     We maintain sales and marketing offices in the United States, Taiwan and Malaysia. Our sales staff at all of our sales and marketing offices often call on prospective customers with the sales staff of ASE, Inc. In addition, the sales agent for our testing and packaging services maintains sales and marketing offices in Santa Clara, California; Tempe, Arizona; Austin, Texas; Beverly, Massachusetts in the United States; and Brussels in Belgium. We conduct marketing research through our in-house customer service personnel and those of our sales agent and through our relationships with our customers and suppliers to keep abreast of market trends and developments. In placing orders with us, our customers specify which of our facilities these orders will go to. Our customers conduct separate qualification and correlation processes for each of our facilities that they use. See "-- Qualification and Correlation by Customers".

  Sales and Customer Service Agents

     Under commission agreements, ASE Test Taiwan and ASE Test Malaysia have appointed Gardex International Limited as the non-exclusive sales agent for the sale of their services and products worldwide, excluding Asia. Gardex helps us identify customers, monitor delivery acceptance and payment by customers and, within parameters set by us, negotiate price, delivery and other terms with our customers. Purchase orders are placed directly with us by our customers. We pay Gardex a commission of 0.7% of our sales outside of Asia, payable monthly, depending on the amount of these sales. In 2000, we paid $1.6 million in commission to Gardex.

     Under service agreements, ASE Test Taiwan and ASE Test Malaysia have appointed ASE (U.S.) Inc. as our non-exclusive agent to provide customer service and after-sales support to our customers in Europe and North America. We pay ASE (U.S.) Inc. a monthly fee based on ASE US's monthly services associated costs and expenses In 2000, we paid $4.7 million in fees and service charges to ASE (U.S.) Inc.

     Both Gardex and ASE (U.S.) Inc. are wholly owned by Y.C. Hsu, who has had a long personal relationship with Jason C.S. Chang, our founder and former Chairman, that pre-dates the founding of our company. We have maintained business relationships with Gardex, ASE (U.S.) Inc. and their predecessors since 1985. Gardex and ASE (U.S.) Inc. currently perform services only for ASE, Inc. and us. We are currently negotiating with Gardex and ASE (U.S.) Inc. the terms for the renewal of our agreements with them.

  Customers

     We believe that our (1) advanced testing and packaging technologies, (2) focus on complex, high-performance products and (3) reputation for high quality and reliable services have been, and will continue to be, important factors in attracting and retaining customers. Our global base of over 200 customers includes leading semiconductor companies across a wide range of end use applications, including:

     Advanced Micro Devices, Inc.            LSI Logic Corporation
     Altera Corporation                      Motorola, Inc.
     ATI Technologies, Inc.                  NVIDIA Corp.
     Cirrus Logic, Inc.                      Philips Electronics N.V.
     Conexant Systems, Inc.                  Qualcomm Incorporated
     Delphi Automotive Systems Corp.         Silicon Integrated Systems Corp.
     DSP Group                               ST Microelectronics N.V.
     Hewlett-Packard Company                 VIA Technologies, Inc.
     Lattice Semiconductor Corp.

     Our five largest customers together accounted for approximately 41.2% of our sales in 2000. There has been significant variation in the composition of our largest five customers over time and, as a result, we have been less dependent on any particular customer over time. We test and package for our customers a wide range of semiconductors with diverse end use applications in the communication, consumer electronic, personal computer and industrial sectors. We have been successful in attracting new customers such as Broadcom Corporation, Intel Corporation and 3Com Corporation.

     The following table sets forth, for the periods indicated, our net revenues categorized by the principal end use applications of the semiconductors which we tested and packaged as a percentage of our net revenues.

                                           Year Ended December 31,
                                   -----------------------------------------
                                    1998              1999             2000
                                   ------            ------           ------
                                          (percentage of net revenues)
Communications/consumer.......      45.9%             51.5%             55.1%
Personal computers............      36.9              30.6              31.6
Industrial/others.............      17.2              17.9              13.3
                                   -----             -----             -----
   Total net revenues.........     100.0%            100.0%            100.0%
                                   =====             =====             =====

     We categorize our net testing and packaging revenues based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown of our net revenues, categorized by geographic regions.

                                           Year Ended December 31,
                                   -----------------------------------------
                                    1998              1999             2000
                                   ------            ------           ------
                                          (percentage of net revenues)
North America.................      83.1%             76.8%             73.5%
Asia..........................      12.2              18.8              20.0
Europe........................       4.7               4.4               6.5
                                   -----             -----             -----
   Total net revenues.........     100.0%            100.0%            100.0%
                                   =====             =====             =====

  Qualification and Correlation by Customers

     Customers generally require that our facilities undergo a stringent "qualification" process during which the customer evaluates our operations and production processes, including engineering, delivery control and testing capabilities. The qualification process typically takes up to eight weeks, but can take longer depending on the requirements of the customer. For test qualification, after we have been qualified by a customer and before the customer delivers semiconductors to us for testing in volume, a process known as "correlation" is undertaken. During the correlation process, the customer provides us with sample semiconductors to be tested and either provides us with the test program or requests that we develop a conversion program. In some cases, the customer also provides us with a data log of results of any testing of the semiconductor which the customer may have conducted previously. The correlation process typically takes up to two weeks, but can take longer depending on the requirements of the customer.

Quality Control

     We believe that our reputation for high quality and reliable services has been important in attracting and retaining leading international semiconductor companies as customers for our testing and packaging services. We maintain quality control staff at each of our facilities. Our quality control staff typically includes engineers, technicians and other employees who monitor testing and packaging processes in order to ensure high quality. Our quality assurance systems impose strict process controls, statistical in-line monitors, supplier control, data review and management, quality controls and corrective action systems. Our quality control employees staff quality control stations along production lines, monitor clean room environments and follow up on quality through outgoing product inspection and interaction with customer service staff. We have established quality control systems which are designed to ensure high quality service to customers and testing reliability and high production yields at our facilities. In addition, our testing and packaging facilities have been qualified by all of our major customers after satisfying stringent quality standards prescribed by these customers.

     Our testing and packaging operations are undertaken in clean rooms where air purity, temperature and humidity are controlled. To ensure stability and integrity of our operations, we maintain clean rooms at our facilities that meet U.S. Federal 209E class 1,000, 10,000 and 100,000 standards.

     All of our facilities have been certified as meeting the ISO 9002 quality standards by the International Standards Organization. Our facilities in Taiwan and Malaysia have also been certified as meeting the Quality System 9000 or QS-9000 quality standards. The ISO 9002 certification is required by many countries worldwide in connection with sales of industrial products in such countries. The QS-9000 quality standards provide for continuous improvement with an emphasis on the prevention of defects and reduction of variation and waste in the supply chain. Like the ISO certification, the QS-9000 certification is required by some semiconductor manufacturers as a threshold indicating a company's quality control standards. In addition, we have received various vendor awards from our customers for the quality of our products and services.

Competition

     We compete in the highly competitive independent testing and packaging markets. Our competitors include large integrated device manufacturers with in-house testing and packaging capabilities, independent semiconductor packaging companies with in-house testing capabilities, and small independent semiconductor testing companies which focus exclusively on testing. We believe that the principal competitive factors in the independent semiconductor testing industry are: (1) technological expertise; (2) the ability to work closely with customers at the product development stage; (3) production yield; (4) software conversion program capability; (5) responsiveness and flexibility; (6) cycle time; (7) capacity; (8) range and quality of testing platforms and packaging types available; and (9) price. In packaging services, we primarily compete on the basis of: (1) production yield; (2) cycle time; (3) process technology; (4) quality of service; (5) capacity; (6) location; and (7) price.

     Integrated device manufacturers that use our services continuously evaluate our performance against their own in-house testing and packaging capabilities. These integrated device manufacturers may have access to more advanced technologies, and greater financial and other resources than we do. We believe, however, that we can offer greater efficiency and lower costs while maintaining equivalent or higher quality for several reasons. First, we tend to have lower unit costs because we generally have higher utilization rates as compared to the in-house testing operations of integrated device manufacturers. Second, we tend to offer a wider range of products in terms of complexity and technology as compared to the in-house testing operations of integrated device manufacturers since integrated device manufacturers are less able to utilize individual testers for long periods of time following the migration of product technology.

Material Patents, Licenses and Contracts

     We and our subsidiaries hold various patents and licenses covering a broad range of packaging and testing technology and have various contracts as described in "Item 10. Additional Information - Material Contracts" and attached in "Item 19. Exhibits".

Material Effects of Government Regulations

     ASE Test Taiwan is subject to regulation by the Export Processing Zone Administration, Ministry of Economic Affairs in relation to land use, company registration, factory establishment, labor safety inspections, issuance of import and export licenses, foreign exchange and international trade management. ASE Test Taiwan is also subject to regulation and periodic monitoring by the ROC Environmental Protection Administration and the Bureau of Environmental Protection, Kaohsiung City.

     ASE Test Malaysia operates under a license obtained from the Malaysian Industrial Development Authority and issued by the Ministry of Trade and Industry Malaysia. Some of the terms of the license are:

     o ASE Test Malaysia's shares that are held by non-citizens of Malaysia cannot be sold without the prior written consent of the Ministry of International Trade and Industry.

     o ASE Test Malaysia must recruit and train Malaysian citizens in a manner that reflects the multiracial composition of Malaysia for all levels of occupational classification.

     o The prior approval of the Ministry of International Trade and Industry must be obtained before any changes, additions or reductions with respect to machinery or equipment are proposed, in cases where there will be a material effect on production volume or electricity consumption.

     o ASE Test Malaysia must obtain the prior written consent of the Ministry of International Trade and Industry before executing any agreements on technology transfers with foreigners.

     o ASE Test Malaysia must elect distributors of the "bumiputra" ethnicity, primarily ethnic Malays, to distribute at minimum 30% of its sales within Malaysia. The election of foreign companies as distributors requires the prior approval of the Ministry of International Trade and Industry.

     o    ASE Test Malaysia must export at minimum 85% of its production.

Raw Materials

     Semiconductor testing requires minimal raw materials. Substantially all of the raw materials used in our packaging processes are interconnect materials such as leadframes and substrates, gold wire and molding compound. Raw materials costs as a percentage of our net revenues were approximately 11.3% in 2000.

     We do not maintain large inventories of leadframes, substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material for approximately one month's production based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, several of our principal suppliers dedicate portions of their inventories, typically in amounts equal to the average monthly amounts supplied to us, as reserves to meet our production requirements. However, shortages in the supply of materials experienced by the semiconductor industry have in the past resulted in occasional price adjustments and delivery delays. For example, in 1997 and 1998, the industry experienced a shortage in the supply of advanced substrates used in BGA packages, which is currently available only from a limited number of suppliers located primarily in Japan. In these instances, we generally negotiate an extension of the delivery date from our customers.

Environmental Matters

     Semiconductor testing does not generate significant pollutants. The semiconductor packaging process generates gaseous chemical wastes, principally at the stage at which the copper leads protruding from the plastic or ceramic casings of the semiconductor, commonly referred to as moldings, are plated with tin or lead to improve their electrical conductivity. Liquid waste is produced at the stage where silicon wafers are diced into chips with the aid of diamond saws and cooled with running water. In addition, excess materials on leads and moldings are removed from packaged semiconductors in the trimming and dejunking processes, respectively. We have installed various types of anti-pollution equipment for the treatment of liquid and gaseous chemical waste generated at our semiconductor packaging facilities in Malaysia, where substantially all of our packaging operations are located. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards that are consistent with the semiconductor industry practice in the countries in which our facilities are located. In addition, we believe we are in compliance in all material respects with present environmental laws and regulations applicable to our operations and facilities.

Insurance

     We have insurance policies covering losses due to fire. These insurance policies cover our buildings, machinery and equipment at our major production facilities. Significant damage to any of our production facilities, whether as a result of fire or other causes, would have a material adverse effect on our results of operations or financial condition. We are not insured against the loss of key personnel.

ORGANIZATIONAL STRUCTURE

     The following chart illustrates our corporate structure and effective ownership interest in each of our principal operating subsidiaries and affiliates.

        -------------------------- ASE INC.-------------------------------
        |                              |   --------------------------    |
        |                              |                            |    |
        |                              | 51.2%                      |    |
        |                              |                            |    |
        |70%                   ASE TEST LIMITED                 70% |    |
        |                              |                            |    |
        |                              |                            |    |
        |                              |                            |    |
        |                              |                            |    |
        |    ---------------------------------------------------    |    | 43.8%
        |    |          |              |           |           |    |    |
        |    | 30%      | 80.4%        | 100%      | 100%      | 30%|    |
        |    |          |              |           |           |    |    |
        |   ASE                       ASE                           |    |
        (CHUNG LI)   ISE LABS,    ELECTRONICS   ASE TEST   ASE (KOREA)   |
            INC.      INC.(1)    (M) SDH, BHD.    INC.         INC.      |
                                                   |                     |
                                                   | 6.7%                |
                                                   |                     |
                                                  ASE                    |
                                                MATERIAL-----------------
                                                INC.(2)

---------
     (1) The remaining shares of ISE Labs are owned primarily by the founders and employees of ISE Labs or its predecessors.

     (2) The remaining shares of ASE Materials are owned by management and employees of ASE Inc. and its affiliates.

PROPERTIES

     We maintain operations in Taiwan, Malaysia, and California. Our operations in Kaohsiung, Taiwan are located principally in one plant located in the Nantze Export Processing Zone in Kaohsiung with a total floor space of 324,000 square feet, which includes a total clean-room space of over 191,721 square feet. Substantially all of our facilities in Kaohsiung, including our principal executive offices, are located at this plant. This plant is located in a building purchased in January 1997 from a subsidiary of ASE, Inc. and is located on land leased from the ROC government under a lease which expires in December 2006. In addition, we lease from ASE, Inc. floor space of approximately 82,000 square feet in an adjacent building. We currently intend to lease from ASE, Inc. any additional floor space we may require in Kaohsiung in connection with any expansion.

     We currently operate packaging and testing facilities in Bayan Lepas Free Trade Zone, Penang, Malaysia, with a total floor space of 606,300 square feet, which includes a front-end clean-room of 40,000 square feet, a back-end packaging area of 66,000 square feet and a final test clean-room of 114,200 square feet.

     ISE Labs maintains a 71,000 square foot testing facility in Santa Clara, California, a 64,163 square foot testing facility in Fremont, California, an approximately 21,000 square foot testing facility in Singapore and a 23,380 square foot testing facility in Hong Kong. ISE Labs is currently in the process of relocating its San Jose, California operation to Fremont, California.

Item 5. Operating and Financial Review and Prospects.

OPERATING RESULTS AND TREND INFORMATION

Overview

     Our predecessor was established as a Taiwanese subsidiary of ETC Flextronics, Inc., which was subsequently acquired by our parent company, ASE, Inc., in 1990. In 1999, we acquired 70.0% of the outstanding shares of ISE Labs, which was subsequently increased to 80.4% following our purchase of additional shares for an aggregate purchase price of US$70.9 million, and a 30.0% interest in each of ASE Chung Li and ASE Korea. ASE, Inc. owns the remaining 70.0% interest in each of ASE Chung Li and ASE Korea.

     In 2000, we benefitted from the overall growth in the demand for semiconductors and the trend towards outsourcing testing and packaging services by both integrated device manufacturers and fabless semiconductor companies. Our growth was increasingly diversified across a broad range of end use applications and clients. We experienced strong growth in communications and consumer-related sectors while maintaining our strong market position in personal computer-related sectors. Our volume growth was increasingly concentrated in the testing of more complex, high-performance logic/mixed-signal semiconductors. We provided our customers with a complete range of semiconductor testing services, which included front-end engineering testing, final testing of complex, high-performance logic/mixed-signal semiconductors, and turnkey services, which included drop shipment of tested and packaged semiconductors to end users designated by our customers.

     We provide a broad range of leadframe and laminate-based semiconductor packaging services, including packages such as ball grid array, or BGA, quad flat package, or QFP, and thin quad flat package, or TQFP, at our facilities in Malaysia. In 2000, 71.8% of our net revenues were from testing services, compared to 66.1% in 1999.

     We focus primarily on testing complex, high-performance logic/mixed-signal semiconductors and packaging high pin-count semiconductor packages. High pin-count semiconductor packages are package types with pin-counts of greater than 100 leads which includes plastic BGA, QFP and TQFP. In 2000, approximately 74.9% of our net testing revenues were derived from testing complex, high-performance logic/mixed-signal semiconductors. In 2000, approximately 66.8% of our net packaging revenues were derived from packaging high pin-count semiconductors.

     With the acquisition of ISE Labs and our 30.0% interest in ASE Chung Li and ASE Korea, we now have expanded testing capabilities and a broad geographic presence in the United States, Taiwan, Malaysia, South Korea,

Hong Kong and Singapore in close proximity to key centers for outsourced semiconductor manufacturing and semiconductor designing. In 2000, 62.6% of our net revenues were derived from operations outside of Taiwan.

     Our net revenues and net income have increased significantly since 1998. In the three-year period from 1998 to 2000, net revenues increased 98.1% to $440 million in 2000 from $185 million in 1998, while net income increased 98.1% to $107 million in 2000 from $54 million in 1998.

     In June 2000, we entered into an agreement to sell our Manteca, California packaging operations to a group of buyers, which includes certain members of ISE Labs' management, for an estimated price of $4.3 million. Upon completion of the sale, the purchasers acquired all of the net assets of the Manteca packaging operations arising subsequent to December 31, 1999. In 1999, our Manteca packaging operations generated $8.7 million in net revenues and had a pre-tax loss of $2.3 million. For the period ending June 30, 2000, our Manteca packaging operations generated $5.0 million in net revenues and had a pre-tax loss of $1.1 million. ISE Labs incurred a disposition loss in 2000 of approximately $1.3 million, net of tax benefits of $0.6 million, in connection with the sale. This disposition in loss was considered an adjustment of purchase price allocation.

Pricing and Revenue Mix

     The semiconductor industry is characterized by a general trend towards declining prices for products and services of a given level of technology over time. During periods of intense competition and adverse conditions in the semiconductor industry, the pace of this decline in prices for our services may be more rapid than that experienced in other years. In 2000, the selling prices in our testing and packaging services experienced a normal rate of decline due to strong demand for our services and tight capacity in the industry in general.

     Declines in selling prices have been partially offset over the last three years by a change in our revenue mix. In particular, we have been testing more complex, high-performance logic/mixed-signal semiconductors, which are used in communication, consumer electronic, and personal computer products, and packaging higher pin-count package types, such as BGA, QFP and TQFP. We will continue to develop and offer new technology in testing and packaging services, as well as improve production efficiencies for older technology, in order to mitigate the effects of declining prices on our profitability.

     We price our front-end engineering testing services principally on the basis of hourly test rates and the cost of engineering resources. We price our final testing services principally on the basis of the amount of time, measured in central processing unit seconds, or CPU seconds, taken by the automated testing equipment, including testers and handlers, to execute the test programs that are specific to the customer's products. The price per CPU second for each particular product is determined based on a number of factors, including: (1) complexity of the product, (2) number of functions tested, (3) time required to test the product pursuant to the customer's specifications, (4) labor cost, (5) ability of the machine to parallel-test, which involves testing multiple semiconductors simultaneously, and (6) cost of testers used to perform the testing services. The testing of complex, high-performance semiconductors is priced at significantly higher levels per CPU second than the testing of less complex or lower-performance semiconductors.

High Fixed Costs

     Our operations are capital intensive and are characterized by relatively high fixed costs. High-end testers can cost several million dollars each. Testing equipment has become more expensive in recent years because the growing technological complexity of semiconductors has required increasingly complex testing services. Increases or decreases in capacity utilization rates can have a significant effect on gross profit margins, as the unit cost of testing services generally decreases as fixed charges, such as equipment depreciation expense, are allocated over a larger number of units. Depreciation and amortization are the principal components of our testing costs. In 1998, 1999 and 2000, our testing depreciation expense as a percentage of net testing revenues was 28.4%, 28.9% and 23.8%, respectively. We begin depreciating our equipment when it is placed into service. There may be a time lag between when our equipment is placed into service and when it achieves high levels of utilization. This was the case in 1998, when depressed industry conditions resulted in lower than expected demand from customers and a sharp decline in selling prices, resulting in an increase in depreciation expense relative to sales.

     In the past we have been able to partially offset the effect of industry-wide fluctuations on our testing capacity utilization rates by relying on a number of factors, including the fact that our newer testers tend to have higher capacity utilization rates as they were purchased in response to market demand and that we have maintained the capacity utilization rates of our older testers by using them to test less complex and lower-performance products. In addition, we also maintained our testing capacity utilization rates through the development of conversion programs for our testers, which allows us to test semiconductors on multiple platforms. Our ability to maintain or enhance our gross margins will continue to be dependent in part on our ability to effectively manage capacity utilization rates.

Other Costs and Operating Expenses

  Raw Materials and Labor

     As our testing operations require minimal raw materials, substantially all of our raw material costs are accounted for by our packaging operations. Raw material costs as a percentage of our net revenues were 18.9%, 14.0% and 11.3% in 1998, 1999 and 2000, respectively. Raw material cost as a percentage of net revenues have been decreasing primarily as a result of the increasing contribution of testing to our net revenues and, in 1999, a decrease in raw material prices.

     Our direct and indirect labor cost as a percentage of net revenues was 11.6%, 12.7% and 11.8% in 1998, 1999 and 2000, respectively. The increase in direct and indirect labor cost as a percentage of net revenues in 1999 compared to 1998 was primarily a result of the acquisition of ISE Labs, which had higher labor costs as compared to our other facilities. The decrease in direct and indirect labor cost as a percentage of net revenues in 2000 as compared to 1999 was primarily a result of increased labor efficiency.

  Goodwill Amortization

     As a result of our acquisition of ISE Labs in 1999, we incurred additional goodwill amortization costs. Goodwill amortization cost as a percentage of net revenues was 1.6% in 2000.

Other Non-Operating Income (Expense)

  Gain on Sale of Long-Term Stock Investments

     Our gain on sale of long-term stock investments increased in 1999 primarily as a result of the sale of ASE, Inc. shares in December 1999. In 2000 we had no gain on sale of long term investments. We currently own less than 0.1% of the outstanding shares of ASE, Inc.

  Income (Loss) from Equity Investees

     Our income from equity investees was $16.1 million in 2000 compared to $4.8 million in 1999. This was due to our acquisition of ASE Chung Li and ASE Korea, of each of which we own 30.0%, and the results of operations of ASE Material, of which we own 6.7%.

    Results of Operations

     The following table sets forth, for the periods indicated, selected income statement items from our Consolidated Financial Statements.

                                                Year Ended December 31,
                                            -----------------------------------
                                              1998          1999         2000
                                            ---------    ---------    ---------
                                                      (in thousands)
Net revenues:
   Testing................................. $  98,210    $ 178,667    $ 316,158
   Packaging...............................    86,453       91,587      124,127
                                            ---------    ---------    ---------
   Total net revenues......................   184,663      270,254      440,285
Cost of revenues:
   Raw materials...........................    34,805       37,756       49,518
   Depreciation and amortization...........    37,083       61,462      104,595
   Labor...................................    21,437       34,346       52,045
   Other manufacturing expenses(1).........    24,418       40,194       57,355
                                            ---------    ---------    ---------
        Total cost of revenues.............   117,743      173,758      263,513
                                            ---------    ---------    ---------
        Gross profit.......................    66,920       96,496      176,772
Operating expenses:
      Selling, general and administrative..    13,165       23,091       42,807
      Research and development.............     2,384        3,837       12,059
      Goodwill amortization................         -        4,674        7,054
                                            ---------    ---------    ---------
        Total operating expenses...........    15,549       31,602       61,920
                                            ---------    ---------    ---------
Operating income...........................    51,371       64,894      114,852
Non-operating income (expense):
   Interest-- net..........................    (3,267)     (11,703)     (14,740)
   Income (loss) from equity investees.....       133        4,842       16,127
   Gain on sale of long-term
      stock investments....................         -        6,588            -
   Loss on long-term bond securities.......         -            -       (3,157)
   Foreign exchange gain (loss)-- net......    (1,835)         151        3,280
   Other non-operating income (expense)....       609          863       (2,719)
                                            ---------    ---------    ---------
      Total non-operating income (expense)
       -- net..............................    (4,360)         741       (1,209)
                                            ---------    ---------    ---------
Income before income taxes
   and minority interest...................    47,011       65,635      113,643
Income tax benefit (expense)...............     6,845         (678)      (2,197)
Income from continuing operations..........    53,856       64,957      111,446
Loss from discontinuing operations.........         0       (1,360)        (758)
Minority interest..........................        (5)      (1,437)      (3,493)
                                            ---------    ---------    ---------
Net income (ROC GAAP)...................... $  53,851    $  62,160    $ 107,195
                                            =========    =========    =========
Net income (U.S. GAAP)..................... $  49,590    $  55,356      101,173
                                            =========    =========    =========

---------
(1) Includes factory supplies, utility, plant and machinery rental, equipment maintenance and other manufacturing overhead.

     The following table sets forth, for the periods indicated, selected income statement items from our Consolidated Financial Statements.

                                                Year Ended December 31,
                                            -----------------------------------
                                              1998          1999         2000
                                            ---------    ---------    ---------
                                               (percentage of net revenues)
Net revenues................................  100.0%        100.0%      100.0%
   Testing..................................   53.2          66.1        71.8
   Packaging................................   46.8          33.9        28.2
                                              -----         -----       -----
Cost of revenues:
   Raw materials............................   18.9          14.0        11.3
   Depreciation and amortization............   20.1          22.7        23.8
   Labor....................................   11.6          12.7        11.8
   Other manufacturing expenses (1).........   13.2          14.9        13.0
                                              -----         -----       -----
        Total cost of revenues..............   63.8          64.3        59.9
                                              -----         -----       -----
        Gross profit........................   36.2          35.7        40.1
Operating expenses:
   Selling, general and administrative......    7.1           8.6         9.7
   Research and development.................    1.3           1.4         2.7
   Goodwill amortization....................      -           1.7         1.6
                                              -----         -----       -----
        Total operating expenses............    8.4          11.7        14.0
Operating income............................   27.8          24.0        26.1
Non-operating income (expense):
   Interest--net............................   (1.7)         (4.3)       (3.3)
   Income (loss) from equity investees......    0.1           1.8         3.7
   Gain on sale of long-term
      stock investments.....................      -           2.4           -
   Loss on long-term bond securities........      -             -        (0.7)
   Foreign exchange gain (loss)--net........   (1.0)            -         0.7
   Other non-operating income (expense).....    0.3           0.4        (0.7)
                                              -----         -----       -----
        Total non-operating
           income (expense)--net............   (2.3)          0.3        (0.3)
                                              -----         -----       -----
Income before income taxes
   and minority interest....................   25.5          24.3        25.8
Income tax benefit (expense)................    3.7         (0.3)        (0.5)
Income from continuing operations...........   29.2          24.0        25.3
Loss from discontinuing operations..........      -         (0.5)        (0.2)
Minority interest...........................      -         (0.5)        (0.8)
                                              -----         -----       -----
Net income (ROC GAAP).......................   29.2          23.0        24.3
                                              =====         =====       =====
Net income (U.S. GAAP)......................   26.9          20.5        23.0
                                              =====         =====       =====
---------
(1) Includes factory supplies, utility, plant and machinery rental, equipment maintenance and other manufacturing overhead.


     The following table sets forth, for the periods indicated, our consolidated net revenues, gross profit and gross margin.

                                                Year Ended December 31,
                                            -----------------------------------
                                              1998          1999         2000
                                            ---------    ---------    ---------
Net revenues:
   Testing..........................        $  98,210    $ 178,667    $ 316,158
   Packaging........................           86,453       91,587      124,127
   Total ...........................          184,663      270,254      440,285
   Gross profit.....................           66,920       96,496      176,772
   Gross margin.....................             36.2%        35.7%        40.1%

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Net Revenues. Our net revenues increased 62.9% to $440.3 million in 2000 from $270.3 million in 1999, primarily as a result of increased testing volume achieved with our expanded capacity at our facilities in Taiwan and Malaysia and secondarily as a result of the acquisition of ISE Labs. The volume increase was offset by a decrease in our average realized selling prices for our testing and packaging services. We experienced normal rate of decline in our average selling prices in 2000.

     In 2000, our net testing revenues accounted for 71.8% of our net revenues and our net packaging revenues accounted for 28.2% of our net revenues, compared to 66.1% and 33.9%, respectively, of our net revenues in 1999. The shift in our revenue mix towards a higher percentage of testing revenues is primarily a result of stronger demand for our testing services and an increased capacity in testing as compared to our capacity in packaging, including the acquisition of ISE Labs.

     Gross Profit. Our gross profit increased 83.2% to $176.8 million in 2000 from $96.5 million in 1999 and our gross margin increased to 40.1% in 2000 compared to 35.7% in 1999. This increase was primarily a result of better utilization of test equipment in 2000 driven by strong demand for our services. Depreciation expense increased 70.1% to $104.6 million in 2000 from $61.5 million in 1999 and, as a percentage of net revenues, increased to 23.8% in 2000 from 22.7% in 1999, primarily as a result of testing revenues making up a larger percentage of our total revenues. Testing revenues typically had higher depreciation expense associated with them.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 85.3% to $42.8 million in 2000 from $23.1 million in 1999. As a percentage of net revenues, selling, general and administrative expenses increased to 9.7% in 2000 from 8.6% in 1999. The increase was primarily due to the acquisition of ISE Labs, which had higher selling, general and administrative expenses as a percentage of revenues.

     Research and Development Expenses. Research and development expenses increased 218.4% to $12.1 million in 2000 from $3.8 million in 1999. As a percentage of net revenues, research and development expenses increased to 2.7% in 2000 from 1.4% in 1999. This increase was primarily a result of higher research and development based costs at ISE Labs and the establishment of a research and development department at ASE Test Malaysia in 2000. All research and development costs incurred during these periods were expensed.

     Goodwill Amortization. Goodwill amortization cost increased to $7.1 million in 2000 from $4.7 million in 1999, primarily reflecting the effects of the acquisition of ISE Labs. Goodwill amortization decreased as a percentage of net revenues to 1.6% in 2000 from 1.7% in 1999, primarily as a result of increased net revenues. Goodwill is amortized using the straight-line method over five to ten years.

     Operating Income. As a result of the foregoing, our operating income increased 77.0% to $114.9 million in 2000 from $64.9 million in 1999, reflecting in part the acquisition of ISE Labs.

     Our operating margin increased to 26.1% in 2000 compared to 24.0% in 1999, primarily as a result of the higher gross margin we achieved in 2000.

     Net Non-Operating Income and Expense. Net non-operating expense increased to $1.2 million in 2000 from a net non-operating income of $0.7 million in 1999, primarily as a result of a lack of gains on sale of long-term stock investments, a loss on long-term bond securities and an increase in net interest expense, partially offset by an increase in investment income under the equity method and an increase in foreign exchange gain. We had a gain on the sale of long-term investments in 1999 of $6.6 million as a result of the sale of ASE, Inc. shares in 1999, but no such gain in 2000. We had a loss on long-term bond securities in 2000 of $3.2 million as a result of a provision for loss on bonds of APP Global Finance Limited. Our net interest expense increased 25.6% to $14.7 million in 2000 from $11.7 million in 1999, primarily as a result of interest on our subsidiary's 1% guaranteed convertible notes due 2004. Our investment income under the equity method increased 235.4% to $16.1 million in 2000 from $4.8 million in 1999, primarily as a result of the acquisition of 30% of ASE (Korea) Inc. and ASE (Chung Li) Inc. Our foreign exchange gain increased 1,550.0% to $3.3 million in 2000 from $0.2 million in 1999, primarily as a result of the depreciation of the NT dollar and Japanese yen relative to the U.S. dollar.

     Net Income. As a result of the foregoing, our net income increased 72.3% to $107.2 million in 2000 as compared to $62.2 million in 1999. Our U.S. GAAP adjusted net income increased 82.7% to $101.2 million in 2000 as compared to $55.4 million in 1999.

     The U.S. GAAP adjustment is primarily a result of compensation expenses of $6.0 million and a $6.7 million compensation cost add-back arising from the cash bonus given to our employees by us and ASE, Inc. shares given to our employees by our parent company accrued in 2000 and 1999, respectively.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     Net Revenues. Our net revenues increased 46.3% to $270.3 million in 1999 from $184.7 million in 1998, reflecting in part the effects of the acquisition of ISE Labs. After eliminating the results of ISE Labs for comparative purposes, our adjusted net revenues increased by 17.6% to $217.2 million in 1999 compared to our net revenues in 1998. This increase resulted primarily from increased testing volume achieved with our expanded capacity, which was partially offset by a decrease in the average realized selling prices for our testing and packaging services during the first half of 1999. The decrease in our average realized selling prices reflected the general trend in 1999 in the semiconductor industry of declining prices for each input/output lead on semiconductor devices. This decrease was partially offset by a change in our revenue mix as we tested more complex, high-performance semiconductors and packaged more higher pin-count products which typically have higher unit prices.

     In 1999, our net testing revenues accounted for 66.1% of our net revenues and our net packaging revenues accounted for 33.9% of our net revenues, compared to 53.2% and 46.8%, respectively, of our net revenues in 1998. After eliminating the results of ISE Labs for comparative purposes, our net testing revenues accounted for 57.8% of our net revenues and our net packaging revenues accounted for 42.2% of our net revenues. The shift in our revenue mix towards a higher percentage of testing revenues is primarily a result of the acquisition of ISE Labs, which has a higher percentage of net revenues derived from testing services, and the increased testing volume of our testing facilities in Taiwan and Malaysia achieved with our expanded capacity.

     Gross Profit. Our gross profit increased 44.2% to $96.5 million in 1999 from $66.9 million in 1998, reflecting in part the effects of the acquisition of ISE Labs. After eliminating the results of ISE Labs for comparative purposes, our adjusted gross profit increased by 15.8% to $77.5 million in 1999 compared to 1998.

     Our gross margin decreased to 35.7% in 1999 compared to 36.2% in 1998. This decrease was primarily as a result of increases in depreciation expense, labor and other manufacturing expenses, all as a percentage of net revenues, partially offset by a decrease in raw materials as a percentage of net revenues. Depreciation expense as a percentage of net revenues increased as a result of a low capacity utilization rate during the first half of 1999. Equipment maintenance costs increased as a result of new testing and packaging equipment coming on line in the second half of 1999.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 75.0% to $23.1 million in 1999 from $13.2 million in 1998. As a percentage of net revenues, selling, general and administrative expenses increased to 8.6% in 1999 from 7.1% in 1998. These increases are primarily due to higher salary and bonus expenses resulting from our acquisition of ISE Labs.

     After eliminating the results of ISE Labs for comparative purposes, selling, general and administrative expenses increased 20.5% to $15.9 million in 1999 compared to $13.2 million in 1998. This increase was primarily a result of an increase in professional fees related to the acquisition of ISE Labs, ASE Chung Li and ASE Korea. As a percentage of net revenues, selling, general and administrative expenses increased slightly to 7.3% in 1999 compared to 1998.

     Research and Development Expenses. Research and development expenses increased 58.3% to $3.8 million in 1999 from $2.4 million in 1998. As a percentage of net revenues, research and development expenses increased slightly to 1.4% in 1999 from 1.3% in 1998. The increase in research and development expense was primarily a result of higher salary and bonus expenses resulting from the acquisition of ISE Labs.

     After eliminating the results of ISE Labs for comparative purposes, research and development expenses increased 12.5% to $2.7 million in 1999 compared to $2.4 million in 1998. As a percentage of net revenues, research and development expenses remained at 1.3%. All research and development costs incurred during these periods were expensed.

     Goodwill Amortization. Goodwill amortization cost increased to $4.7 million, representing 1.7% of net revenues in 1999 from nil in the comparable period in 1998, reflecting the effects of the acquisition of ISE Labs. Goodwill is amortized using the straight-line method over five to ten years.

     Operating Income. As a result of the foregoing, our operating income increased 26.3% to $64.9 million in 1999 from $51.4 million in 1998, reflecting in part the acquisition of ISE Labs. After eliminating the results of ISE Labs for comparative purposes, our adjusted operating income increased 14.4% to $58.8 million in 1999 compared to 1998.

     Our operating margin decreased to 24.0% in 1999 compared to 27.8% in 1998 as a result of the increase in goodwill amortization cost relating to the acquisition of ISE Labs. After eliminating the results of ISE Labs for comparative purposes, our adjusted operating margin decreased slightly to 27.1% in 1999. This decrease was primarily as a result of increases in selling, general and administrative expenses and research and development expenses, as a percentage of net revenues at our existing facilities.

     Net Non-Operating Income. Net non-operating income was $0.7 million in 1999 compared to net non- operating expense of $4.4 million in 1998. This was primarily a result of a gain on sale of long-term stock investments arising from a one-time recognition from the sale of ASE, Inc. shares in December 1999 and investment income under the equity method from our 30.0% interest in each of ASE Chung Li and ASE Korea. This increase was partially offset by the increase in interest expense from our $160 million 1% guaranteed convertible notes due 2004 issued by ASE Test Finance Limited in June 1999 primarily to finance the costs of the acquisitions of ISE Labs, ASE Chung Li and ASE Korea. Net foreign exchange loss decreased in 1999 compared to 1998, reflecting the foreign exchange losses incurred in 1998 attributable to Japanese yen-denominated liabilities created in the second half of 1998 to manage our foreign exchange exposure.

     Net Income. As a result of the foregoing, our net income increased 15.4% to $62.2 million in 1999 as compared to $53.9 million in 1998. Our U.S. GAAP adjusted net income increased 11.7% to $55.4 million in 1999 as compared to $49.6 million in 1998.

     The U.S. GAAP adjustment is primarily a result of compensation expenses of $6.7 million and $4.3 million arising from the cash bonus given to our employees by us and ASE, Inc. shares given to our employees by our parent company accrued in 1999 and 1998, respectively. Because these were shares of ASE, Inc., the issuance of these shares did not have a dilutive effect on our shareholders.

Consolidated Quarterly Results

     The following table sets forth our unaudited consolidated results for the quarterly periods indicated. You should read the following table in conjunction with our Consolidated Financial Statements and related notes included elsewhere in this annual report. Our operating results for any quarter are not necessarily indicative of the results for any future period, and our quarterly net revenues, gross profit and gross margins may fluctuate significantly.

                                                                         Quarter Ended
                               ---------------------------------------------------------------------------------------------------
                               Jun. 30,     Sep. 30,     Dec. 31,     Mar. 31,     Jun. 31,     Sep. 30,     Dec. 31,     Mar. 31,
                                 1999         1999         1999         2000         2000         2000         2000         2001
                               --------     --------     --------     --------     --------     --------     --------    ---------
                                                                          (unaudited)
                                                                         (in thousands)
Net revenues:
 Testing.................      $41,045      $51,212      $61,206      $66,037     $ 73,993     $ 85,617     $ 90,511     $ 77,921
 Packaging................      21,536       26,306       25,296       26,123       28,684       35,161       34,159       25,255
                               -------      -------      -------      -------     --------     --------     --------     --------
 Total net revenues.......      62,581       77,518       86,502       92,160      102,677      120,778      124,670      103,176
Cost of revenues..........      41,487       49,304       52,905       54,623       60,747       71,712       76,430       73,585
                               -------      -------      -------      -------     --------     --------     --------     --------

Gross profit..............      21,095       28,214       33,596       37,537       41,930       49,066       48,240       29,591
                               -------      -------      -------      -------     --------     --------     --------     --------

Operating expenses:
 Selling, general and
   administrative.........       4,750        6,901        8,589        8,994        9,076       11,127       13,610        9,635
 Research and
   development............         786          997        1,281        2,029        3,199        3,248        3,584        3,975
 Goodwill amortization....       1,115        1,780        1,779        1,699        1,795        1,795        1,765        1,896
                               -------      -------      -------      -------     --------     --------     --------     --------
 Total operating
   expenses...............       6,651        9,678       11,649       12,722       14,070       16,170       18,959       15,506
                               -------      -------      -------      -------     --------     --------     --------     --------
Operating income..........      14,444       18,536       21,947       24,815       27,860       32,896       29,281       14,085
Non-operating income
 (expense)................        (491)      (3,172)       5,644         (957)      (2,983)       1,175        1,556       (2,856)
                               -------      -------      -------      -------     --------     --------     --------     --------

Income before income taxes
 and minority interest....      13,953       15,364       27,591       23,858       24,877       34,071       30,837       11,229
Tax benefit (expense).....        (444)         202       (1,069)         (67)        (166)         (21)      (1,943)      (1,578)
Discontinuing operations
 loss.....................        (643)        (287)        (430)        (475)          (9)        (115)        (159)           -
Minority interest.........        (663)        (497)        (276)        (468)      (1,386)      (1,001)        (638)        (478)
                               -------      -------      -------      -------     --------     --------     --------     --------
Net income
 (ROC GAAP)...............     $12,203      $14,782      $25,816      $22,848     $ 23,316     $ 32,934     $ 28,097     $  9,173
                               =======      =======      =======      =======     ========     ========     ========     ========
Net income
 (U.S. GAAP)..............     $10,767      $13,075      $23,153      $21,270     $ 24,047     $ 30,363     $ 25,493     $  7,085
                               =======      =======      =======      =======     ========     ========     ========     ========

Net revenues:
 Testing..................        65.6%        66.1%        70.8%        71.7%        72.1%        70.9%        72.6%        75.5%
 Packaging................        34.4%        33.9%        29.2%        28.3%        27.9%        29.1%        27.4%        24.5%

Gross margin..............        33.7%        36.4%        38.8%        40.7%        40.8%        40.6%        38.7%        28.7%
Operating margin..........        23.1%        23.9%        25.4%        26.9%        27.1%        27.2%        23.5%        13.7%

Net income margin:
 ROC GAAP.................        19.5%        19.1%        29.8%        24.8%        22.7%        27.3%        22.5%         8.9%
 U.S. GAAP................        17.2%        16.9%        26.8%        23.1%        23.4%        25.1%        20.4%         6.9%

     Our results of operations have been adversely affected by the global semiconductor industry downturn which commenced in the fourth quarter of 2000. To a lesser extent, our results of operations have also been affected by seasonality. Our first quarter net revenues have historically shown smaller sequential increases over the preceding fourth quarter, compared to other quarters of the year, primarily due to the combined effects of holidays in the United States, Taiwan and Malaysia. Moreover, the increase or decrease in net revenues of a particular quarter as compared with the immediately preceding quarter varies significantly. See "Item 3. Key Information -- Risk Factors -- Our operating results are subject to significant fluctuations, which could adversely affect the value of your investment".

Exchange Rate Fluctuations

     Currently, our net revenues from testing and packaging services are generally denominated in U.S. dollars and NT dollars, while the costs of revenues and operating expenses associated with testing and packaging services are generally incurred in U.S. dollars, NT dollars and Malaysian ringgit, with certain portions also incurred in Singapore dollars and Hong Kong dollars. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing equipment, has been, and is expected to continue to be, denominated in U.S. dollars with the remainder in Japanese yen and other currencies. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Malaysian ringgit, will affect our costs and operating margins and could result in exchange losses. From time to time, we have engaged in, and may continue to engage in, hedging of foreign currency exposure through U.S. dollar borrowings and forward exchange rate contracts in an effort to mitigate the impact of exchange rate fluctuations. Despite these hedging and mitigating techniques, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. For example, we recorded a foreign exchange loss of $1.8 million in 1998, a gain of $.2 million in 1999 and a gain of $3.3 million in 2000. The foreign exchange loss in 1998 was due primarily to losses attributable to Japanese yen-denominated liabilities created by us in the second half of 1998 to manage our foreign exchange exposure.

Taxation

     Based on our status as a company which is engaged in certain designated businesses in Taiwan, ASE Test Taiwan was granted exemptions from Republic of China income taxes for a period of five years at the initial stage of its operations and for periods of five years following subsequent capital increases with respect to income attributable to such increases. While ASE Test Taiwan's initial five-year tax exemption expired at the end of 1995, it qualified under the ROC Statute for Upgrading of Industries for another five-year exemption, with respect to income attributable to its capital increase for the purpose of purchasing additional machinery and equipment in Taiwan following a rights offering in December 1994. Following our initial public offering in June 1996, ASE Test Taiwan was granted another five-year exemption with respect to income attributable to its capital increase. Utilization of the exemption began when installation of the machinery and equipment was completed. Furthermore, following our rights offering in September 1998, ASE Test Taiwan applied for another five-year exemption under the same statute. In October 1998, a favorable interpretation of the ROC Statute for Upgrading Industries was announced by the ROC Ministry of Finance that provided a formula for calculating tax-exempt income under the statute. According to this formula, 100% of revenue increase is regarded as revenue attributable to the capital increase. As a result of the increase in tax-exempt income, we had a higher tax benefit in 1998 than in 1997. ASE Test Taiwan will also benefit in future years from other tax incentives generally available to companies in the Republic of China, including tax credits ranging from 10% to 25% of certain research and development and employee training expenses and credits for investment in automation equipment and technology.

     Based on its status as a "pioneer" company, ASE Test Malaysia was granted exemptions from Malaysian income taxes for a period of five years from July 1, 1994 to June 30, 1999. Losses accumulated before the commencement of this period may be used to offset taxable income after the period ends. ASE Test Malaysia's tax holiday in Malaysia expired on June 30, 1999 and ASE Test Malaysia has received approval to be a "pioneer high technology" company in Malaysia, which entitles us to a five-year tax holiday substantially similar to our previous tax holiday. We expect this tax holiday to commence retroactively on July 1, 1999. See Note 12 of Notes to Consolidated Financial Statements.

     As of December 31, 2000, we had deferred income tax assets, after valuation allowance, of $17.8 million, which consisted of tax credits arising from investments in machinery and equipment and research and development expenditures of ASE Test Taiwan. The tax credits of ASE Test Taiwan generally expire five years following their respective grants, and are available to reduce 50% of its income taxes payable in the first four years and 100% of such taxes payable in the fifth year. The tax credits of ASE Test Malaysia are available to reduce 100% of its income taxes payable after its pioneer period ends on June 30, 1999, and have no expiration date. The net non- current deferred income tax assets of ASE Test Taiwan are expected to be realized by 2004. We incurred a net tax expense of $2.2 million and $0.7 million in 2000 and 1999, respectively, and a net income tax benefit of $6.8 million in 1998. See Note 12 of Notes to Consolidated Financial Statements.

     With facilities located in special export zones such as the Nantze Export Processing Zone in Kaohsiung, Taiwan and the Bayan Lepas Free Trade Zone in Penang, Malaysia, we and some of our subsidiaries enjoy exemptions from various import duties and commodity taxes on imported machinery, equipment, raw materials and components. Goods produced by companies located in such zones and exported or sold to others within the zones are exempt from otherwise applicable commodity or business taxes in Taiwan and custom duties and sales taxes in Malaysia.

     We are a holding company, and our only significant assets are our ownership interests in ASE Test Taiwan, ASE Test Malaysia, ISE Labs and our 30.0% interest in each of ASE Chung Li and ASE Korea. Accordingly, our only internal sources of cash flow are our share of the dividends, if any, paid by ASE Test Taiwan, ASE Test Malaysia and ISE Labs.

   Dividends from ASE Test Taiwan

     Under existing ROC law, dividends declared by ASE Test Taiwan out of retained earnings and distributed to us are subject to ROC withholding tax, currently at the rate of 20% for non-ROC investors, such as us, holding a Foreign Investment Approval granted by the ROC Ministry of Economic Affairs, on the amount of any cash dividends or on the par value of any stock dividends. Under the tax treaty between Singapore and Taiwan, the withholding tax on dividends paid to a Singapore shareholder together with the corporate income tax payable by the Taiwan company should not exceed 40% of that part of the retained earnings out of which the dividends were distributed. As ASE Test Taiwan is currently entitled to a tax holiday granted under the ROC Statute for Upgrading Industries and is exempt from corporate income tax for five years, the dividend withholding tax (and its overall effective tax rate) to be paid by a Singapore shareholder is reduced to 15%. In the case of deferred-tax stock dividends distributed before January 2000, such withholding tax need not be paid by us until the time at which the shares of common stock distributed by ASE Test Taiwan as stock dividends are sold by us. Nevertheless, the law of deferral of income tax on stock dividend was revoked on January 2000. As such, dividends distributed after January 2000 will not be entitled to tax deferral benefits. Except in limited circumstances, under the ROC Company Law, ASE Test Taiwan is not permitted to distribute dividends or make other distributions to shareholders in respect of any year in which it did not record net income.

     The ROC Company Law also requires that 10% of annual net income as determined under Republic of China generally accepted accounting principles, also called ROC GAAP (less previous years' losses and any gains on the disposal of properties) be set aside as a legal reserve until the accumulated legal reserve equals the paid-in capital of ASE Test Taiwan. In addition, the articles of incorporation of ASE Test Taiwan require that before a dividend is paid out of the annual net income of ASE Test Taiwan, up to 2% of its annual net income as determined under ROC GAAP (less previous years' losses, any gains on the disposal of properties and additions to legal reserves) should be paid to the directors and supervisors of ASE Test Taiwan as remuneration and 3% and 7% (both inclusive) of its annual net income as determined under ROC GAAP (less previous years' losses, any gains on the disposal of properties and additions to legal reserves) should be paid to the employees of ASE Test Taiwan as bonuses. The remaining balance shall be allocated as dividends on a pro rata basis pursuant to a resolution of the board of directors, approved by the shareholders, except that certain amounts of the balance may be reserved at the discretion of the board of directors of ASE Test Taiwan. See Note 11 of Notes to Consolidated Financial Statements. The shareholders of ASE Test Taiwan approved a cash dividend at their annual general meeting of shareholders on May 31, 2000. ASE Test Taiwan paid dividends of NT$.01 per share to us in June 2000.

     We will be taxed at the prevailing Singapore corporate tax rate on the dividends from ASE Test Taiwan when the dividends are received or deemed received in Singapore. The Minister for Finance in a recent budget announcement reduced the Singapore corporate tax rate to 24.5% from 25.5% with effect from the year of assessment 2002 (financial year ending in 2001). Under the Singapore-Taiwan Tax Treaty, we will be able to claim a foreign tax credit against the Singapore tax payable on the dividends. The foreign tax credit will take into account both the withholding tax paid on the dividends and underlying tax paid on profits in Taiwan, for as long as we hold at least 25% of the share capital of ASE Test Taiwan. The foreign tax credit is limited to the lower of the foreign tax suffered and the Singapore tax payable on the net foreign income (after attributable and allowable expenses). There is no provision for the carryforward or carryback of foreign tax credits. Hence, any excess foreign tax credits not immediately used by us in the year of remittance of the income into Singapore will be lost.

     The Singapore-Taiwan Tax Treaty also provides for tax sparing (or deemed paid) credits. This generally will be relevant where the dividend paying company is enjoying specified tax incentives which result in a reduced tax rate or a tax holiday. In general, the tax sparing credits will be equal to the tax that would otherwise be payable in the absence of the tax incentive. As ASE Test Taiwan has been granted tax incentives and is currently enjoying tax holiday in Taiwan, subject to the requirements under the Singapore-Taiwan Tax Treaty, tax sparing credits should be available to us with respect to the dividends received from ASE Test Taiwan. We therefore need not pay any additional Singapore tax on these dividends received in Singapore from ASE Test Taiwan.

   Dividends from ASE Test Malaysia

     Under existing Malaysia law, dividends declared by ASE Test Malaysia and paid to us are not subject to withholding tax. Under Malaysia's taxation system, the tax paid by a Malaysian company at the normal corporate tax rate is deemed paid by its shareholders. Thus, the shareholders receive dividends net of the tax paid by a Malaysian company. Dividends, either in cash or in any other form, received by either a resident or a non-resident of Malaysia are not subject to withholding tax. Shareholders of a Malaysian company are taxed on the gross amount of dividends (namely, the cash amount of the dividend plus an amount of tax credit equal to the gross amount of dividends multiplied by the corporate income tax rate at the date of payment of the dividend). The tax paid by the Malaysian company effectively becomes available to its shareholders as a tax credit to offset their Malaysia income tax liability on the gross amount of dividends received. A shareholder of a Malaysian company who is not resident in Malaysia, such as us, may be subject to taxation in Singapore on the gross dividend received. Subject to the provision of the Double Tax Agreement between Singapore and Malaysia, we may qualify for a tax credit on the Malaysian tax paid for the above dividend for set off against its Singapore tax liability on the same dividend.

     ASE Test Malaysia is owned by our wholly-owned subsidiary, ASE Holdings (Singapore) Pte Ltd., also called ASE Holdings Singapore. Based on its pioneer company status, ASE Test Malaysia was granted exemptions from Malaysian income taxes for a period of five years from July 1, 1994 to June 30, 1999. ASE Test Malaysia has been granted tax exemptions for high technology pioneer status, which we expect to begin retroactively from July 1, 1999. The Malaysian dividends received or deemed received in Singapore by ASE Holdings Singapore under these exemptions are technically subject to Singapore tax and since there is no Malaysian tax suffered on such income, no foreign tax credit is available to offset against the Singapore tax payable on these Malaysian dividends. As an administrative concession, a tax remission is granted by the Singapore tax authorities such that effectively ASE Holdings Singapore will be exempted from Singapore tax on this income from Malaysia.

     Singapore adopts an imputation system with respect to the payment of dividends by Singapore resident companies. That is, to the extent a dividend is paid from profits previously taxed at the corporate level, no further Singapore tax liability, including any withholding tax, will be imposed.

     When ASE Holdings Singapore pays dividends out of such Malaysian income, it would not have sufficient franking credits (since it has not paid any Singapore tax on such income). This may result in ASE Holdings Singapore being liable to a Section 44 charge at the prevailing Singapore corporate tax rate. This charge can be used to set off any future Singapore tax that ASE Holdings Singapore may be liable to.

     To avoid the Section 44 charge, ASE Holdings Singapore may consider the Singapore-Malaysia Tax Treaty which allows ASE Holdings Singapore to declare itself to be a Malaysian resident company for purposes of paying the dividends out of the Malaysian dividend income. This treatment is subject to agreement by the Singapore and Malaysian tax authorities.

     The tax remission mentioned above applies only to dividends received in Singapore from Malaysia during the five-year period referenced above. The Malaysian dividends paid out of profits exempt under the hi-tech incentive, when received or deemed received in Singapore by ASE Holdings Singapore, will be subject to Singapore tax at the prevailing Singapore corporate tax rate. Since there is no Malaysian tax suffered on such income, no foreign tax credit is available to offset against the Singapore tax payable on such dividends. In this case, therefore, Singapore tax at the prevailing Singapore corporate tax rate will be payable by ASE Holdings Singapore. There will be no further Singapore tax when ASE Holdings Singapore pays dividends out of such Malaysian income to us.

   Dividends from ISE Labs

     ISE Labs, as a California corporation, is subject to U.S. Federal income tax on its world-wide income. Under U.S. Federal income tax law, dividends received by us from ISE Labs are subject to withholding tax at the rate of 30.0%.

     ISE Labs is owned by our wholly-owned subsidiary, ASE Test Holdings, Ltd., a Cayman Islands holding company, also called ASE Test Cayman Islands. We will be taxed at the prevailing Singapore corporate tax rate on the dividends from ASE Test Cayman Islands remitted into or otherwise received in Singapore, since there is no Cayman Islands tax imposed on such income and therefore no foreign tax credit will be available to offset against the Singapore tax payable on such dividends. There is no further Singapore tax on payment of dividends by us to our shareholders.

  Foreign tax credit

     The foreign tax credit will be available only in the year the foreign dividends are subject to tax in Singapore, that is, in the year of remittance or deemed remittance into Singapore. The foreign tax credit is limited to the lower of the foreign tax suffered and the Singapore tax payable on the net foreign income (after attributable and allowable expenses). There is no provision for the carry forward or carry back of foreign tax credits. Hence, any excess foreign tax credits will be lost.

     The above comments on the tax implications are based on existing tax laws, regulations and treaty provisions, as well as the current interpretation, application and practice adopted by the Singapore tax authorities. There could be changes in the laws and treaty provisions, as well as changes in position, interpretation and application of such laws and treaties which may result in different tax consequences.

U.S. GAAP Reconciliation

     We have historically prepared our financial statements in accordance with U.S. GAAP. Commencing January 1, 1999, we prepared our financial statements in accordance with ROC GAAP with U.S. GAAP reconciliation in order to be consistent with the preparation of the financial statements of ASE, Inc., our parent company. ROC GAAP differs in certain material respects from U.S. GAAP. The following table sets forth a comparison of our net income and shareholders' equity in accordance with ROC GAAP and U.S. GAAP for the periods indicated.

                                            Year Ended December 31,
                                            -----------------------
                                               1999       2000
                                             --------   --------
                                                (in millions)
Net income:
   ROC GAAP......................            $   62.2   $ 107.2
   U.S. GAAP.....................                55.4     101.2
Shareholders' equity:
   ROC GAAP......................            $  295.4   $ 643.1
   U.S. GAAP.....................               292.3     638.8

     Note 26 of Notes to Consolidated Financial Statements provides a description of the principal differences between ROC GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of select items, including net income and shareholders' equity. Differences between ROC GAAP and U.S. GAAP which have a material effect on our net income as reported under ROC GAAP relate to compensation expense pertaining to bonuses to employees, directors and supervisors.

     We paid bonuses to ASE Test Taiwan's employees in 1998, 1999 and 2000 in the form of cash and expect to pay all or a portion of employee bonuses in future periods in the form of cash. Under ROC GAAP, cash bonuses are charged against retained earnings after such appropriations are approved by the board of directors and the shareholders in the following year. In addition to ASE Test Taiwan's regular bonus plan, employees of ASE Test Taiwan are eligible to participate in our parent company ASE, Inc.'s share bonus plan. Under ASE, Inc.'s share bonus plan, ASE, Inc. grants bonuses in the form of its common shares which are issued from the capitalization of its retained earnings to employees.

     Under U.S. GAAP, we would be required to charge the market value of the employee bonus shares to employee compensation expense in the period for which they relate, correspondingly reducing our net income and income per share calculated in accordance with U.S. GAAP. However, since the amount and form of the payment of the compensation is subject to board of directors and shareholder approval and only determinable at the annual shareholders' meeting, which is generally held after the issuance of our financial statements, under U.S. GAAP the compensation expense is initially accrued based on management's estimate regarding the amount to be paid and the market value of the ordinary shares issued as payment of all or any part of the bonus is recorded. Any difference between the initially accrued amount and the fair market value of the bonus shares paid is recognized in the year approved by the board of directors and shareholders. We estimate that the regular annual employees' bonuses, including cash and shares, will be approximately three to four months' salaries and wages.

     In addition to bonus shares granted under ASE, Inc.'s regular bonus plan, ASE, Inc. granted a special share bonus to ASE Test Taiwan's employees in 2000. The amount of the adjustment for market price for the purpose of U.S. GAAP reconciliation for the special share bonus paid in 2000 will be amortized over a period of three years commencing in the second quarter of 2001, reflecting the mutual understanding that an additional three years of service would be required from employees who received this special share bonus.

LIQUIDITY AND CAPITAL RESOURCES

     We have historically met a significant portion of our cash requirements from cash generated from operations and, prior to our initial public offering in June 1996, capital contributions by ASE, Inc. In addition, we have generated cash from the exercise of stock options granted under our various share option plans. From time to time, we have incurred short-term and long-term indebtedness. Our primary uses of cash have been to fund capital expenditures related to the expansion of our facilities and operations and for working capital requirements. Our net cash generated from operations (after working capital requirements) was $203.6 million in 2000, $95.1 million in 1999 and $84.5 million in 1998. Our cash and cash equivalents are primarily held in U.S. dollars.

     We incurred capital expenditures of $413 million in 2000, $129 million in 1999 and $81 million in 1998. These expenditures were incurred primarily for the acquisition of new testing and packaging equipment and the expansion of existing facilities. As of December 31, 2000, we had no material commitments for capital expenditures. We have projected capital expenditures in 2001 of approximately $80 million, primarily in connection with the acquisition of additional testing and packaging equipment and facility improvement. However, the actual amount of capital expenditures may vary from those budgeted for a variety of reasons, including changes in market conditions, unavailability or changes in scheduled delivery of specific equipment, changes in interest rates and other factors. In addition, we expect to continue to expand capacity in future periods. We expect to finance these expenditures from cash flow from operations and the incurrence of short-term and long-term indebtedness.

     As of December 31, 2000, we had total outstanding indebtedness of $305.2 million, of which approximately $39.7 million was short-term indebtedness (including the current portion of long-term debt), and $265.5 million was long-term indebtedness (excluding the current portion of long-term debt). Our long-term indebtedness consists primarily of long-term bank loans, which are repayable in quarterly installments and secured by machinery and equipment, and the $160 million 1% guaranteed convertible notes due 2004 issued by our wholly-owned subsidiary ASE Test Finance Limited in June 1999. As of April 30, 2001, an aggregate principal amount of $0.1 million of the convertible notes had been converted into our shares. The remaining portion of the convertible notes is due in July 2004. Approximately $22.0 million and $20.9 million of our long-term indebtedness (excluding accrued interest) is scheduled to be repaid in 2001 and 2002. We expect to be able to meet such repayments from cash generated from operations and, if necessary, the incurrence of additional indebtedness. As of December 31, 2000, we had total available unused short-term lines of credit of $130.2 million and unused long-term facilities of $22.6 million. See Notes 9 and 10 of Notes to Consolidated Financial Statements.

     From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment, acquisition or divestment. We believe that after taking into account amounts available under existing banking facilities, we will have adequate working capital to meet our current requirements.

RESEARCH AND DEVELOPMENT

     Our research and development efforts have focused primarily on improving the efficiency and technology of our testing services. Our current projects include developing software for parallel testing of logic/mixed-signal semiconductors, rapid automatic generation and cross-platform conversion of test programs to test logic/mixed- signal semiconductors, and automatic code generation for converting and writing testing programs, testing new products using existing machines and providing customers remote access to monitor test results. We are also continuing development of interface designs to provide for high-frequency testing by minimizing electrical noise. We work closely with our customers in designing and modifying testing software and with equipment vendors to increase the efficiency and reliability of testing equipment. Our research and development operations also include a mechanical engineering group, which currently designs handler kits for semiconductor testing and wafer probing, as well as software to optimize capacity utilization.

     As of March 31, 2001, we employed 382 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals. We incurred research and development expenditures of $2.4 million, $3.8 million and $12.1 million in 1998, 1999 and 2000, representing approximately 1.3%, 1.4% and 2.7% of our net revenues, respectively. We have historically expensed all research and development costs as incurred and none is currently capitalized. ASE, Inc. has historically shared its research and development relating to our packaging operations with ASE Test Malaysia at no cost. While such arrangements are expected to continue in the future, no assurances can be given that ASE, Inc. will continue providing research and development at no cost, or at all.

Item 6. Directors, Senior Management and Employees.

DIRECTORS AND SENIOR MANAGEMENT AND BOARD PRACTICES

Directors

     The following table sets forth information with respect to our directors as of May 31, 2001. With the exception of Joseph Tung and Sim Guan Seng, who were first appointed as directors in February 1996, Mr. Jeffrey Chen, who was first appointed in March 1998, Mr. Wang Yung-Kang, who was first appointed in April 1998, and Mr. Alan Tien-Cheng Cheng, who was first appointed in June 1999, all of our directors were first appointed in June 1996. Except for Mr. Jeffrey Chen, whose term has no expiration date, the current term of our directors expires on the date of the annual general shareholders' meeting in 2002. As of May 31, 2001, our directors and executive officers as a group held options covering an aggregate of 4,238,000 shares, of which options with respect to 872,500 shares were exercisable as of that date.

Name                      Age     Position
----                      ---     --------
Richard H.P. Chang         52     Chairman
Leonard Y. Liu             59     Director and Chief Executive Officer
David Pan                  56     Director and President
Jeffrey Chen               37     Director and Chief Financial Officer
Chin Ko-Chien              55     Director
Wang Yung-Kang             59     Director
Alan Tien-Cheng Cheng      55     Director
Joseph Tung                42     Director
Albert C.S. Yu             49     Director
David D.H. Tsang           59     Director
Sim Guan Seng              41     Director
Raymond Lo                 47     Director and President of ASE Test Taiwan
Kanapathi A/L Kappusamy    49     Director and President of ASE Test Malaysia

     Richard H.P. Chang has served as our Chairman since 2001. Mr. Chang served as our Vice Chairman from 1996 to 2001. Mr. Chang is also the Vice Chairman of ASE, Inc. He holds a degree in industrial engineering from Chung-Yuan University in Taiwan. Mr. Chang is the brother of Jason C.S. Chang, the Chairman of ASE, Inc.

     Leonard Y. Liu has served as a director of our company since 1996. Mr. Liu was appointed our Chief Executive Officer in October 1999. He is also the President of ASE, Inc. He was the Chairman, President and Chief Executive Officer of Walker Interactive Systems, Inc., a software company. He also serves as a director of Cadence Design Systems, Inc., a software company, and a director of Trident Microsystems, Inc., a semiconductor manufacturer which is one of our customers. He holds a degree in electrical engineering from the National Taiwan University and a doctorate in electrical engineering and computer science from Princeton University.

     David Pan has served as a director of our company since 1996. Dr. Pan has served as our President since December 1995 and President and Chief Executive Officer of ISE Labs since December 1999. Dr. Pan has also served as director of ASE, Inc. since April 1997. Prior to joining our company, Dr. Pan was the Vice President for engineering and manufacturing at Ultratech Stepper, Inc., a manufacturer of photolithography equipment used in semiconductor manufacturing. He holds a degree in physics from the University of Illinois and a masters degree and doctorate in physics from the University of California at Berkeley.

     Jeffrey Chen has served as a director of our company since 1998. He was appointed as our Chief Financial Officer in July 1998. Mr. Chen has also served as Assistant Vice President of the President's Office at ASE, Inc. since November 1994. Prior to joining ASE, Inc., Mr. Chen worked in the corporate banking department of Citibank, N.A., in Taipei and as Vice President of corporate finance at Bankers Trust in Taipei. He holds a degree in finance and economics from Simon Fraser University in Canada and a masters degree in business administration from the University of British Columbia in Canada.

     Chin Ko-Chien has served as a director of our company since 1996 and a director of ASE Test Taiwan since December 1994. Mr. Chin is also a director of ASE, Inc. where he has worked since 1984. He holds a degree in marine engineering from the National Taiwan Ocean University in Taiwan.

     Wang Yung-Kang has served as a director of our company since 1998 and is also currently a Senior Vice President of ASE, Inc., serving in various administrative capacities since first joining ASE, Inc. in 1987. Prior to joining ASE, Inc., Mr. Wang had over twenty years of experience in the construction industry in Taiwan, most recently as a manager at Yuan Tai Engineering Co. He holds a degree in civil engineering from Pingtung Technical College in Taiwan.

     Alan Tien-Cheng Cheng has served as a director of our company since 1999 and is the Chairman of H.R. Silvine Electronics, Inc. as well as the Chairman of Hung Ching Development & Construction Co., Ltd., an affiliate of ASE, Inc. Mr. Cheng holds a degree in industrial engineering from Chung-Yuan University in Taiwan and a masters degree in industrial engineering from Rhode Island University.

     Joseph Tung has served as a director of our company since 1996. Mr. Tung served as our Chief Financial Officer from 1996 until 1998. Mr. Tung has also served as Chief Financial Officer of ASE, Inc. since January 1995, as a director of ASE, Inc. since April 1997 and as Vice President of Hung Ching Development & Construction Co. Ltd., an affiliate of ASE, Inc., since December 1994. Prior to joining ASE, Inc., he was Vice President of corporate banking at Citibank, N.A., in Taipei. He holds a degree in economics from National Cheng-chi University in Taiwan and a masters degree in business administration from the University of Southern California.

     Albert C.S. Yu has served as a director of our company since 1996 and a director of ASE Test Taiwan since December 1994. Mr. Yu has been the publisher of the China Times, a Chinese language newspaper in Taiwan, since 1984. He holds a masters degree in business administration from San Francisco University.

     David D. H. Tsang has served as a director of our company since 1996 and is the founder and Chairman of Oak Technology, Inc., a semiconductor manufacturer which is one of our customers. Prior to founding Oak Technology, Inc. Mr. Tsang founded and served as President and Chairman of Data Technology Corp., a manufacturer of disk controllers and high density disk drives, and co-founded Xebec, a manufacturer of disk controllers. He holds a degree in electrical engineering from Brigham Young University and a masters degree in electrical engineering from the University of Santa Clara.

     Sim Guan Seng has served as a director of our company since 1996 and is a certified public accountant in Singapore and the sole proprietor of Sim Guan Seng & Co. Mr. Sim held various positions at Arthur Andersen and at GK Goh Stockbrokers in Singapore from 1983 to 1991. He holds a degree in accountancy from the National University of Singapore.

     Raymond Lo has served as President of ASE Test Taiwan since December 1999 after serving as Vice President of operations at ASE, Inc. since 1986. Mr. Lo holds a degree in electrophysics from National Chiao-Tung University in Taiwan.

     Kanapathi A/L Kuppusamy was appointed President of ASE Test Malaysia in June 1999. Prior to joining ASE Test Malaysia, Mr. Kanapathi worked for Motorola, Inc. for 26 years, holding the positions of General Manager and Vice President of the divisions in the Philippines, Mexico and Malaysia and Vice President and Director of Manufacturing for Asia Region. He holds an advanced diploma and masters degree in business administration from the University of East Asia.

Executive Officers

     The following table sets forth information with respect to our executive officers.

Name                      Age     Position
----                      ---     --------
Richard H.P. Chang        52      Chairman
Leonard Y. Liu            59      Chief Executive Officer
David Pan                 56      President
Jeffrey Chen              37      Chief Financial Officer
Raymond Lo                47      President of ASE Test Taiwan
Kanapathi A/L Kuppusamy   49      President of ASE Test Malaysia

     Richard H.P. Chang. See "--Directors".

     Leonard Y. Liu. See "--Directors".

     David Pan. See "--Directors".

     Jeffrey Chen. See "--Directors".

     Raymond Lo.  See "--Directors".

     Kanapathi A/L Kuppusamy.  See "--Directors".

Audit Committee

     The audit committee has responsibility for, among other things, monitoring the integrity of our financial reporting process and internal controls, monitoring the independence of our independent auditors and our officers performing internal audit functions and providing an avenue of communication between the auditors, management, the officers performing internal audit functions and the board of directors. The audit committee comprises Sim Guan Seng, David D.H. Tsang and Albert C.S. Yu. The audit committee must meet at least once annually and more frequently as circumstances dictate. The audit committee must meet at least once annually with management officers performing internal audit functions, independent auditors and as a committee to discuss any matters that the audit committee or each of these groups believes should be discussed.

COMPENSATION

     The aggregate compensation paid in 2000 to our directors and our executive officers, including cash and share bonuses, was approximately $1.2 million. In addition, options in respect of an aggregate of 60,000 shares were granted to these persons in 2000. Such options have an exercise price of $25 and an expiration date of April 18, 2010. We did not set aside for pension, retirement or similar benefits for these persons in 2000. We also do not provide any severance benefits for our directors.

Bonus Plans

     We award bonuses to our employees at ASE Test Taiwan based on overall income and individual performance targets. All our employees at ASE Test Taiwan are eligible to receive bonuses. Our employees at ASE Test Taiwan received an aggregate of $1.9 million, $1.4 million and $1.2 million in 2000, 1999 and 1998, respectively, as cash bonuses.

     We award bonuses to our employees at ASE Test Malaysia based on overall income for ASE Test Malaysia. All our employees at ASE Test Malaysia are eligible to receive bonuses. Our employees at ASE Test Malaysia received an aggregate of $2.1 million, $1.4 million and $1.0 million in 2000, 1999 and 1998, respectively, as cash bonuses.

     Starting in 1994, ASE, Inc. included employees of its subsidiaries in Taiwan in its existing employee bonus plan. Pursuant to this arrangement, our employees in Taiwan are eligible for cash and share bonuses based on ASE, Inc.'s consolidated net income and our contribution to its consolidated net income. We contributed $4.1 million, $2.8 million and $2.3 million to this bonus plan in 2000, 1999 and 1998, respectively. Bonuses are given in cash and shares of ASE, Inc. common shares, valued at par, at the discretion of ASE, Inc. Actual amounts of bonuses to individual employees are determined based upon the employee meeting specified individual performance objectives. ASE, Inc. granted an aggregate of 4,045,230 shares, 875,000 shares and 691,390 shares in 2000, 1999 and 1998, respectively, as share awards to our employees with a fair market value at the date of grant of $9.3 million, $2.1 million and $1.7 million, respectively. We expect this practice to continue in future periods. In addition to bonus shares granted under ASE, Inc.'s regular bonus plan, ASE, Inc. granted a special bonus to ASE Test Taiwan's employees in 2000 of shares of ASE, Inc. We record a compensation charge in our consolidated financial statements under U.S. GAAP based on the fair market value of the ASE, Inc. shares awarded, calculated at the date of the relevant board of directors meeting granting such awards. Because these were shares of ASE, Inc., the issuance of these shares will not have a dilutive effect on our shareholders. See "Item 5. Operating and Financial Review and Prospects -- Operating Results and Trend Information -- U.S. GAAP Reconciliation" and Note 26 of Notes to Consolidated Financial Statements.

Pension Plan

     ASE Test Taiwan has a defined benefit pension plan covering our regular employees. Retirement benefits are based on length of service and average salaries or wages in the last six months before retirement. ASE Test Taiwan makes monthly contributions, at 2% of salaries and wages, to a pension fund which is deposited in the name of, and administered by, the employees' pension plan committee. Our accrued pension cost as of December 31, 2000 was $0.56 million. See Note 13 of Notes to Consolidated Financial Statements.

EMPLOYEES

Employees

     We had 3,138, 4,469 and 5,707 employees as of December 31, 1998, 1999 and 2000, respectively. Our number of employees has grown as our business has expanded, and grew in 2000 as compared to 1999 in part as a result of our acquisition of ISE Labs. The following table sets forth certain information concerning our employees as of the dates indicated:

                                                  As of December 31,
                                          ----------------------------------
                                           1998          1999          2000
                                          ------        ------        ------
Total...................................   3,138         4,469         5,707
Function
Direct labor............................   1,863         2,796         3,448
Indirect labor..........................     881         1,171         1,291
Selling, general and administrative.....     337           392           582
Research and development................      57           110           386

Location
Taiwan..................................     971         1,199         1,549
Malaysia................................   2,167         2,625         3,407
United States...........................     307           472           523
Hong Kong...............................     120           137           124
Singapore...............................       7            36           104

     Our employees are not covered by any collective bargaining agreements. We have not experienced any strikes or work stoppages by our employees and believe that our relationship with our employees is good. Eligible employees may participate in the ASE, Inc. employee share bonus plan and the ASE Test share option plans.

SHARE OWNERSHIP

     The following table sets forth certain information with respect to our officers and directors as of May 31, 2001.

                                                 Percentage of
                                Number of       Total Ordinary       Number of      Exercise Price
                                Ordinary         Shares Issued        Options         of Options        Expiration Date of
   Officer or Director         Shares Held      and Outstanding        Held(1)          (US$)                Options
--------------------------     -----------      ---------------      ---------      --------------      ------------------

Richard H.P. Chang              1,046,276            1.09             1,100,000        8.9 ~ 20          6/15/02 ~ 1/4/11
Leonard Y. Liu                     40,000            0.04             1,400,000        8.9 ~ 20          6/15/02 ~ 1/4/11
David Pan                           4,700            0.01               300,000        8.9 ~ 20          6/15/02 ~ 1/4/11
Jeffrey Chen                            -               -               219,000        5.5 ~ 25           3/2/02 ~ 1/4/11
Chin Ko-Chien                      40,672            0.04               260,000        8.9 ~ 20          6/15/02 ~ 1/4/11
Wang Yung-Kang                     20,000            0.02               162,000        8.9 ~ 20          6/15/02 ~ 4/11/11
Alan Tien-Cheng Cheng                   -               -                20,000              20                    8/9/04
Joseph Tung                       153,000            0.17               240,000        8.9 ~ 20          6/15/02 ~ 1/4/11
Albert C.S. Yu                     45,176            0.05               100,000        9.6 ~ 20          6/15/02 ~ 8/9/04
David D.H. Tsang                   40,000            0.04                72,000        9.6 ~ 20          6/15/02 ~ 8/9/04
Sim Guan Seng                           -               -                     -               -                         -
Raymond Lo                              -               -               230,000        8.9 ~ 25          6/15/02 ~ 1/4/11
Kanapathi A/L Kuppusamy                 -               -               135,000        8.9 ~ 25          9/16/03 ~ 1/4/11

---------
(1)  Each option covers one ordinary share.

Share Option Plans

   We currently maintain four option plans approved in 1997, 1998, 1999 and 2000. As of May 31, 2001, we have no outstanding options under the IPO option plan of 1996 and the 1996 option plan, and these plans have expired. Under our share option plans, our directors, employees, advisors and consultants and those of our affiliates may, at the discretion of a committee of our directors administering the plan, be granted options to purchase our shares at an exercise price of no less than their market value on the date of grant. The committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each grant, the vesting schedule to be in effect for each option grant and the maximum term for which each granted option is to remain outstanding, up to a maximum term of five, or in the case of the 1999 and 2000 option plans, ten years. Our board of directors may amend or modify the plans at any time. As of May 31, 2001, an aggregate of 18,800,000 of our shares had been reserved for issuance and 16,221,853 options to purchase our shares remained outstanding under our various option plans. An aggregate of 6,790,000 options had been granted to the directors and executive officers of ASE Test. Options granted under the various plans are exercisable at an exercise price ranging from $2.0625 to $25.00 per share. Options granted under the 1997 and 1998 option plans will expire five years from the date of grant, and in the case of the 1999 and 2000 plans, ten years from the date of grant.

Item 7. Major Shareholders.

MAJOR SHAREHOLDERS

     We are majority owned by Advanced Semiconductor Engineering, Inc., or ASE, Inc. ASE, Inc. is one of the world's largest independent providers of semiconductor packaging services and, through its majority ownership of us, one of the largest independent providers of semiconductor testing services. ASE, Inc. was founded by Mr. Jason C.S. Chang and his brother Mr. Richard H.P. Chang, our Chairman, and was incorporated in 1984. ASE, Inc.'s shares were listed on the Taiwan Stock Exchange in July 1989.

     As of May 31, 2001, ASE, Inc. indirectly owned approximately 51.2% of our outstanding shares through two wholly-owned Bermuda subsidiaries, J&R Holding Limited and ASE Holding Limited. ASE, Inc. is in a position to control actions that require shareholders' approval, including the timing and payment of dividends and the election of our entire board of directors.

     There have been no changes in our major shareholders or significant changes in the amount of shares each major shareholder holds since January 1, 1998.

     The following table sets forth certain information regarding (1) ownership of our shares by each person who is known to us to be the owner of more than 5% of our shares and (2) the total amount owned by our executive officers and directors as a group, as of May 31, 2001.

                                                                                Number of
Identity of Person or Group                                                    Shares Owned         Percent Owned
---------------------------                                                    ------------         -------------
ASE, Inc................................................................       49,250,740(1)(2)          51.2%
Capital Group International, Inc., Capital International, Inc.,
   Capital International Limited, Capital International S.A. and
   Capital International Research and Management, Inc.
   (together,  "Capital International ")................................        5,498,300                 5.7
Directors and executive officers as a group(3)..........................        1,389,824                 1.4

---------
1) Owned through J&R Holding Limited and ASE Holding Limited, wholly-owned subsidiaries of ASE, Inc.

(2) Excludes $50,000,000 aggregate principal amount of 1% guaranteed convertible notes issued by ASE Test Finance Limited currently held by ASE, Inc. Each note is convertible, at any time after December 29, 1999 and before or on July 1, 2004, into one of our shares at a current conversion price of $24.75 per share.

(3) Excludes shares issuable under currently exercisable options and shares held directly by J&R Holding Limited and ASE Holding Limited, which certain directors and executive officers may be deemed to beneficially own.

     ASE Holding Limited, one of ASE, Inc.'s subsidiaries through which ASE, Inc. holds our shares, entered into a share purchase agreement dated as of May 19, 2001 with Jason C.S. Chang and our Chairman, Richard H.P. Chang, under which ASE Holding Limited would purchase 2,480,000 shares from Jason C.S. Chang and Richard H.P. Chang upon the exercise of certain options granted to them under our 1996 IPO option plan for an aggregate purchase price of US$35,389,600. The closing date of this acquisition of shares was May 22, 2001. ASE, Inc. engaged in this acquisition principally for investment purposes.

     We are not aware of any arrangement which may at a subsequent date result in a change of control of our company.

     As of April 30, 2001, approximately 92.6 million of our shares were outstanding. We believe that, of such shares, approximately 19.7 million were held by approximately 2,000 holders in the United States.

RELATED PARTY TRANSACTIONS

     ASE, Inc. and ASE Test from time to time jointly market turnkey services provided at their respective Taiwan facilities. We expect that in future periods a significant portion of our net revenues from testing services will continue to be derived from customers who are also customers of ASE, Inc.

     In recent years, ASE, Inc. has made awards of its shares to our employees at ASE Test Taiwan as part of their compensation, based in part on the consolidated net income of ASE, Inc. and our contribution to the consolidated income. ASE, Inc. granted an aggregate of 4,045,230 shares in 2000, 875,000 shares in 1999 and 691,390 shares in 1998 as stock awards to our employees at ASE Test Taiwan with a fair market value at the time of grant of $9.3 million, $2.1 million and $1.7 million, respectively. We expect this practice to continue in future periods. In addition, ASE Inc. granted a special share bonus to ASE Test Taiwan's employees in 2000.

     ASE Test Taiwan has historically charged ASE, Inc. fees for the testing of semiconductors packaged for a small number of customers that prefer to be billed through ASE, Inc. for testing services performed by ASE Test Taiwan. These fees amounted to NT$140.2 million (U.S.$4.5 million), NT$81.5 million and NT$155.7 million in 2000, 1999 and 1998, respectively.

     ASE Test Malaysia has historically purchased a portion of the raw materials used in its packaging operations, principally leadframes, from ASE, Inc. when it faced a shortage in the supply of these types of raw materials. These types of raw materials are typically sold by ASE, Inc. to ASE Test Malaysia at book value. Purchases of raw materials by ASE Test Malaysia amounted to NT$23.2 million (U.S.$0.7 million), NT$14.6 million and NT$28.0 million in 2000, 1999 and 1998, respectively.

     ASE, Inc. has historically shared its research and development relating to packaging with ASE Test Malaysia at no cost. While ASE, Inc. intends to continue such arrangements in the future, if ASE, Inc. discontinued such arrangements, ASE Test Malaysia would have to develop the capability for, and bear the cost of, research and development relating to packaging.

     In June 1996, we entered into an agreement with ASE, Inc. pursuant to which we were granted a right of first refusal to purchase any future testing operations of ASE, Inc. in the event that ASE, Inc. chooses to sell its testing operations. The agreement provides that the sale of any testing operations of ASE, Inc. shall be on terms and conditions to be negotiated and agreed upon between the parties. In the event the parties fail to agree, the terms and conditions shall be determined by a panel of three arbitrators. It is expected that, in the event of arbitration, each party will appoint one arbitrator to the panel who will then appoint the third arbitrator. If the two arbitrators cannot agree, either party may request the International Chamber of Commerce to appoint the third arbitrator.

     ASE, Inc. has in the past guaranteed some of our borrowings and may from time to time provide similar guarantees in the future. Some of our directors have in the past guaranteed our borrowings.

     We have based the above translations from NT dollars to U.S. dollars on the noon buying rate certified by the Federal Reserve Bank of New York on December 29, 2000, which was NT$33.17 to U.S.$1.00. The noon buying rate refers to the rate in The City of New York for cable transfers in NT dollars per U.S.$1.00 as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that these NT dollar or U.S. dollar amounts could be converted into NT dollars or U.S. dollars, as the case may be, at any particular rate, the above rate or at all.

     On May 19, 2001, our former Chairman, Jason C.S. Chang and our Chairman, Richard H.P. Chang, entered into a share purchase agreement with ASE Holding Limited. See "Major Shareholders -- Major Shareholders".

Item 8. Financial Information.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Consolidated financial statements are set forth under "Item 18. Financial Statements".

LEGAL PROCEEDINGS

     We are not involved in material legal proceedings the outcome of which we believe would have a material adverse effect on us.

     Criminal charges were brought in December 1998 by the district attorney for Taipei against Jason C.S. Chang, Richard H.P. Chang, Chang Yao Hung-ying and four others for alleged breach of fiduciary duties owned to Hung Ching Development & Construction Co. Ltd. ("Hung Ching"), an affiliate of ASE Inc., in their capacity as directors and officer of Hung Ching in connection with a land sale transaction in 1992 valued at approximately NT$1.7 billion. It was alleged that the transaction in which Jason C.S. Chang sold the land to Hung Ching unfairly benefitted Jason C.S. Chang to the detriment of Hung Ching. Hung Ching at that time was a privately owned company whose principal shareholders were members of the Chang family. Ancillary charges were brought against Jason C.S. Chang, Chang Yao Hung-ying and another for alleged forgery of Hung Ching board resolutions relating to that transaction. On January 5, 2001, the District Court of Taipei rendered a judgment in the matter, finding Jason C.S. Chang and Chang Yao Hung-ying guilty with sentences of six years' imprisonment each and Richard H.P. Chang not guilty. In order to comply with the particular requirements of the Singapore Companies Act, Jason C.S. Chang and Chang Yao Hung-ying have both resigned as directors of the Company.

     Neither Jason C.S. Chang nor Chang Yao Hung-ying believes that he or she committed any offense in connection with such transactions, and they are appealing the decision to the High Court of Taiwan, the ROC. Counsel to Jason C.S. Chang and Chang Yao Hung-ying have advised that, as these proceedings may not be finally determined until the case has been considered by the High Court and the Supreme Court of Taiwan, the ROC, two or three years may elapse until they are fully resolved.

SIGNIFICANT CHANGES

     Other than those changes disclosed in "Legal Proceedings" above, we have not experienced any significant changes since the date of the annual financial statements.

Item 9. Listing Details.

MARKET PRICE INFORMATION AND MARKETS

     Our shares are traded on the Nasdaq National Market under the symbol "ASTSF". Public trading of our shares, par value $.25, commenced on June 6, 1996. Prior to that time, there was no public market for our shares. The following table sets forth the high and low sales prices for the shares for the periods indicated as reported by the Nasdaq National Market for the periods indicated.

                                                       Ordinary Share Price(1)
                                                       -----------------------
                                                       High            Low
Year Ended December 31,
   1996 (from June 6)..........................        4.906           2.500
    1997.......................................       21.938           4.781
    1998.......................................       27.750          10.125
    1999.......................................       17.500          16.063
    2000.......................................       31.875           8.500
Year Ended December 31, 1999
    First Quarter..............................       25.000          16.063
    Second Quarter ............................       22.563          17.000
    Third Quarter..............................       24.938          19.250
    Fourth Quarter.............................       26.375          18.813
Year Ended December 31, 2000
    First Quarter..............................       33.500          22.250
    Second Quarter ............................       30.688          23.438
    Third Quarter .............................       31.188          21.000
    Fourth Quarter ............................       20.875           8.500
Year Ending December 31, 2001
    First Quarter..............................       17.000           8.563
Monthly
    December 2000..............................       11.563           8.500
    January 2001...............................       17.000           8.563
    February 2001..............................       16.000          12.875
    March 2001.................................       15.188          11.813
    April 2001.................................       13.900          10.375
    May 2001...................................       15.100          12.900
    June 2001 (through June 27)................       14.160          12.500

---------
(1) All share prices are adjusted retroactively to reflect stock splits that were effected on February 8, 1998 and April 5, 1999. See "Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds".

Source: Nasdaq National Market database

     The last reported sale price of the shares on the Nasdaq National Market as of June 27, 2001 was $12.500. As of December 31, 2000, there were 23 members who were holders of record of our shares.

     Taiwan depositary shares, or TDSs, representing shares are listed on the Taiwan Stock Exchange. The Taiwan Stock Exchange is an auction market where securities traded are priced according to supply and demand through announced bid and ask prices. Each TDS represents .0125 of one share and has undergone corresponding stock splits effected on February 8, 1998 and April 5, 1999. In limited circumstances, shareholders may deposit shares in exchange for TDSs, subject to certain restrictions on the re-issuance of TDSs. The total number of TDSs outstanding is limited so that additional TDSs may be re-issued only upon cancellation by a current holder and subject to our approval. Currently there are 880.0 million TDSs representing 11.0 million shares.

     Public trading of our TDSs commenced on January 8, 1998, under the symbol "9101". Prior to that time, there was no public market for the TDSs. The Taiwan Stock Exchange generally experiences greater fluctuations than the Nasdaq National Market or other national stock exchanges or quotation systems. As a result, TDSs generally experience greater price volatility than shares. The following table sets forth the high and low bid prices for the TDSs as reported by the Taiwan Stock Exchange for the periods indicated:

                                                          TDS Prices(1)
                                                      --------------------
                                                      High             Low
                                                      ----             ---
Year Ended December 31,
   1998 (from January 8, 1998)..................... NT$25.50         NT$7.20
   1999............................................    20.50           12.20
   2000............................................    26.00            4.04
Year Ended December 31, 1999
   First Quarter ..................................    20.50           12.20
   Second Quarter..................................    19.40           14.10
   Third Quarter...................................    20.10           15.20
   Fourth Quarter..................................    19.30           16.30
Year Ended December 31, 2000
   First Quarter...................................    25.40           17.60
   Second Quarter .................................    21.80           17.10
   Third Quarter ..................................    19.20            8.40
   Fourth Quarter..................................     8.65            4.04
Year Ending December 31, 2001
   First Quarter...................................     8.40            4.05
Monthly
   December 2000...................................     6.45            4.04
   January 2001....................................     7.10            4.05
   February 2001...................................     8.40            6.40
   March 2001......................................     7.30            6.25
   April 2001......................................     7.35            6.20
   May 2001........................................     6.70            5.90
   June 2001 (through June 28).....................     6.30            5.20

---------
(1) All TDS prices are adjusted retroactively to reflect stock splits that were effected on February 8, 1998 and April 5, 1999. See "Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds".

Source: Taiwan Stock Exchange database

     The last reported sale price of the TDSs on the Taiwan Stock Exchange was NT$5.30 per TDS on June 28, 2001.

Item 10. Additional Information.

MEMORANDUM AND ARTICLES OF ASSOCIATION

     Set forth below is a description of our share capital, Memorandum of Association and Articles of Association including brief summaries of our shareholders' rights and the laws of Singapore. The description is not complete and is qualified by reference to Singapore law and our Articles of Association, a copy of which is incorporated by reference into the exhibits hereto.

     Objects and purposes

     Clause 3 of our Memorandum of Association provides us with a broad range of purposes, including to carry on the business of investment, to acquire intellectual property, to carry on the business of advising as to matters of packing and testing integrated circuits, to advise on the administration and organization of business, to package and test integrated circuits, to carry on the business of general merchandise sales, to purchase or lease land and buildings, to develop purchased land, to lease or license our property, to vary or dispose of our investments, to carry on the business of agents for sales of merchandise, to carry on related business, to acquire any business carrying on the same business for which we are organized, to merge or amalgamate, to hold securities and to lend money and raise money.

     Directors

     We may have between two and fifteen directors, all of whom must be natural persons. Holding of shares is not a qualification of a director. A director who is not a member of the Company may nevertheless attend and speak at general meetings of shareholders. The ordinary remuneration of directors is determined by a resolution of members, however, directors may approve remuneration for expenses incurred by them in their duties as directors and may also approve remuneration for any director who is also an executive officer for his duties as an officer.

     A director may be a party to or in any way interested in any contract or arrangement or transaction to which the Company is a party or in which the Company is in any way interested and he may hold and be remunerated in respect of any office or place of profit (other than the office of auditor of the Company or any subsidiary thereof) under the Company or any other company in which the Company is in any way interested and he (or any firm of which he is a member) may act in a professional capacity for the Company or any such other company and be remunerated therefor and in any such case as aforesaid (save as otherwise agreed) he may retain for his own absolute use and benefit all profits and advantages accruing to him thereunder or in consequence thereof.

     There are no provisions in the Memorandum of Association or Articles of Association mandating any age limit for retirement. However, the Singapore Companies Act provides that any director over age 70 must vacate office at each annual general meeting. He may, however, be reappointed at the same annual general meeting.

     Directors may exercise all the powers of the Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

     Shares

     We have an authorized capital of $150,000,000 divided into 600,000,000 ordinary shares of par value $.25 each, resulting from the subdivision of shares effected by us on February 8, 1998 and April 4, 1999. Our Company has only one class of shares, each share having identical rights in all respects and ranking equal with one another. Our Articles of Association provide that, subject to the provisions of the Singapore Companies Act, we may issue shares of a different class with preferential, deferred or other special rights or restrictions as our board of directors may determine. Our board of directors may also issue shares at a premium. If shares are issued at a premium, a sum equal to the aggregate amount or value of the premium will be transferred to a share premium account.

     As of December 31, 2000, 91,425,691 shares were issued and outstanding. All our shares are in registered form. Except in circumstances permitted by the Singapore Companies Act, we can neither purchase our own shares nor grant any financial assistance for the acquisition or proposed acquisition of our own shares.

     New Shares

     New shares may only be issued with the prior approval of our shareholders in a general meeting. The approval, if granted, will lapse at the conclusion of the next annual general meeting following the date the approval was granted or the expiration of the period within which the next annual general meeting is required by law to be held, whichever is earlier. Our shareholders have provided our board of directors with the general authority to issue any authorized but unissued shares prior to the next annual general meeting, or the expiration of the period within which the next annual general meeting is required by law to be held, whichever is earlier. Subject to the foregoing and the provisions of the Singapore Companies Act, our board of directors may allot and issue new shares with such rights and restrictions as they believe are appropriate.

     Members

     Only persons who are registered in our register of members are recognized as members of our company. As of December 31, 2000, there were 23 members who were holders of record of our shares. We will not, except as required by law, recognize any equitable, contingent, future or partial interest in our shares or any other rights in respect of our shares other than the rights of a member. We may, on giving not less than 14 days' notice to the Registrar of Companies and Businesses of Singapore, close our register of members for any time or times except that we may not close the register for more than 30 days in the aggregate in any calendar year.

     Transfer of Shares

     There is no restriction on the transfer of fully paid shares except where required by law or the listing rules or by-laws of any stock exchange on which we are listed. Our directors may decline to register any transfer of our shares which are not fully paid shares or shares on which we have a lien. Our shares may be transferred upon the presentation of a duly signed instrument of transfer in any form approved by our directors. Our directors may also decline to register any instrument of transfer unless, among other things, it has been duly stamped and is presented for registration together with the relevant share certificate and such other evidence of title as our directors may require. We will replace lost or destroyed share certificates if we are properly notified and if the applicant pays a fee not exceeding two Singapore dollars and furnishes any evidence and indemnity as our directors may require.

     General Meetings of Members

     We are required to hold an annual general meeting each year not later than fifteen months following the preceding annual general meeting. Our fourth annual general meeting was held on June 28, 2000. Our directors may convene an extraordinary general meeting whenever they think fit or if requested in writing by two or more members holding not less than 10% of our paid-up share capital. In addition, members holding not less than 10% of the paid- up capital carrying the right of voting at general meetings may call for a meeting. Unless otherwise required by law or by our Articles of Association, voting at general meetings is by ordinary resolution requiring an affirmative vote of a simple majority of the votes cast at that meeting. An ordinary resolution suffices, for example, in respect of re-election of directors. A special resolution requiring the affirmative vote of at least 75% of the votes cast at the meeting is necessary for some matters under Singapore law, including:

     o    the voluntary winding-up of our Company;

     o amendments to our Memorandum of Association and our Articles of Association;

     o    a change of name of our Company; or

     o a reduction in our share capital, share premium account or capital redemption reserve fund.

     At least 21 days' prior notice in writing is required to convene a general meeting for the purpose of passing a special resolution. A meeting to pass an ordinary resolution generally requires at least 14 days' prior notice in writing.

     Voting Rights

     A member is entitled to attend, speak and vote at any of our general meetings, whether in person or by proxy. Except as otherwise provided in our Articles of Association, the quorum at any of our general meetings shall be members holding in aggregate not less than one third of our total issued and fully paid shares present in person or by proxy. Under our Articles of Association, on a show of hands, every member present in person and by proxy shall have one vote, and on a poll, every member present in person or by proxy shall have one vote for each share of which he is the holder. A poll may be demanded in some circumstances, including:

     o    by the chairman of the meeting;

     o by any member present in person or by proxy and representing not less than 10% of the total voting rights of all members having the right to attend and vote at the meeting; or

     o by any three members present in person or by proxy and entitled to vote.

     Dividends

     Our members may in a general meeting by ordinary resolution declare dividends. However, no dividend will be payable in excess of the amount recommended by our board of directors. Our board of directors may also declare an interim dividend. No dividend may be paid except out of our profits. Except insofar as the rights attaching to the terms of issue of any share otherwise provide, all dividends are paid pro rata among the members. Dividends unclaimed for a period of six years after the initial date of declaration may be forfeited.

     Stock Dividends and Rights Issue

     Our directors may, with the approval of our members in a general meeting, capitalize amounts from our Company's retained earnings and capital surplus and distribute the same in the form of fully paid shares to our members in proportion to their shareholdings.

     Takeovers

     The Singapore Companies Act and the Singapore Code on Takeovers and Mergers regulate the acquisition of shares of public companies. Any person acquiring an interest, either on his own or together with parties acting in concert with him, in 25% or more of the voting shares in our Company is obligated to extend a takeover offer for our remaining voting shares in accordance with the provisions of the Singapore Code on Takeovers and Mergers. "Parties acting in concert" include a company and its related and associated companies, a company and its directors (including their relatives), a company and its pension funds, a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis, and a financial adviser and its clients in respect of shares held by the financial adviser and shares held by funds managed by the financial adviser on a discretionary basis where the shareholdings of the financial adviser and any of those funds in the client total 10% or more of the client's equity share capital. An offer for consideration other than cash must be accompanied by a cash alternative at not less than the highest price paid by the offeror, or parties acting in concert with the client, within the preceding twelve months. A mandatory takeover offer is also required to be made if a person holding, either on his own or together with parties acting in concert with him, between 25% and 50% of the voting shares acquires additional voting shares representing more than 3% of our voting shares in any twelve month period. In addition, the offer or must make an appropriate offer or proposal to holders of our convertible securities and may also be required to make such an offer to holders of securities of our subsidiaries which are convertible into shares of our company.

     Liquidation or Other Return of Capital

     On a winding-up or other return of capital, subject to any special rights attaching to any other classes of our shares, holders of our shares will be entitled to participate in any surplus assets in proportion to their shareholdings. Our shareholders are not entitled to the benefits of a sinking fund or redemption privileges.

     Indemnity

     Our Articles of Association provide that, subject to the Singapore Companies Act, our directors and officers will be indemnified by us against any liability incurred by them in defending any proceedings, whether civil or criminal, in respect of actions or omissions as an officer, director or employee of our Company. We may not indemnify our directors and officers against any liability which by law would otherwise attach to them in respect of any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to our Company.

     Limitations on Rights to Hold or Vote Shares

     Except as described in "-- Voting Rights" and "-- Takeovers" above, there are no limitations imposed by Singapore law or by our Memorandum or Articles of Association on the right of non-resident members to hold or vote our shares.

     Minority Rights

     The rights of our minority members are protected under Section 216 of the Singapore Companies Act, which gives the Singapore courts a general power to make any order, upon application by any member of our Company, the court believes is appropriate to remedy any of the following situations:

     o the affairs of our Company being conducted or the powers of our directors being exercised in a manner oppressive to, or in disregard of the interests of, one or more of our members; or

     o some act our Company having been done or being threatened or some resolution of our members having been passed or being proposed which unfairly discriminates against, or is otherwise prejudicial to, one or more of our members, including the applicant.

     Singapore courts have wide discretion as to the forms of relief they may grant. Singapore courts may:

     o direct or prohibit any act or cancel or vary any transaction or resolution;

     o    regulate the conduct of our Company's affairs in the future;

     o authorize civil proceedings to be brought in the name of, or on behalf of, our Company by such person or persons and on such terms as the court may direct;

     o provide for the purchase of the minority member's shares by our other members or by our Company itself and, in the case of a purchase of shares by us, a corresponding reduction of our share capital;

     o provide that our Memorandum of Association or our Articles of Association be amended; or

     o    provide that our Company be wound up.

     Transfer Agent and Registrar

     The transfer agent and registrar for the shares is The Bank of New York, 101 Barclay Street, New York, New York 10286; telephone number: (212) 495-1784.

MATERIAL CONTRACTS

     Indenture dated June 29, 1999 among ASE Test Finance Limited, ASE Test Limited and The Bank of New York, as Trustee

     This indenture relates to U.S.$150 million of 1% Guaranteed Convertible Notes due 2004 issued by our subsidiary, ASE Test Finance Limited, and guaranteed by us. The notes are convertible into our common stock. The notes were issued pursuant to an exemption under Rule 144A and Regulation S of the Securities Act of 1933. At any time on or after July 1, 2002, our subsidiary may redeem the notes.

     Resale Registration Rights Agreement dated June 29, 1999 among ASE Test Finance Limited, ASE Test Limited and Lehman Brothers International (Europe).

     The initial purchasers of the U.S.$150 million of notes related to the above indenture agree to purchase the notes, and in order to induce them to do so, our subsidiary, ASE Test Finance Limited, agreed, in this contract, to cause a shelf registration statement pursuant to Rule 415 under the Securities Act to be filed, to use their best efforts to have the shelf registration declared effective and to maintain its effectiveness for a period of two years following the closing date of the transaction, which was June 29, 1999.

     Service Agreement dated as of July 1, 2000 between ASE Electronics (M) Sdn. Bhd. and ASE (U.S.) Inc.

     This contract established ASE (U.S.) as our subsidiary, ASE Test Malaysia's non-exclusive sales service and sales support agent in Europe and North America for its products and services. For such services, our subsidiary pays ASE (U.S.) 12.5% of their monthly incurred services associated costs and expenses plus 10%. ASE (U.S.) agreed to reimburse our subsidiary for expenses for any employee traveling to the U.S. or Europe if such travel was necessary to ASE (U.S.)'s services. This agreement will expire on June 30, 2001.

     Service Agreement dated as of July 1, 2000 between ASE Test Inc. and ASE (U.S.) Inc.

     This contract established ASE (U.S.) as our subsidiary, ASE Test Inc.'s non-exclusive sales service and sales support agent in Europe and North America for its products and services. For such services, our subsidiary pays ASE (U.S.) 15% of their monthly incurred services associated costs and expenses plus 10%. ASE (U.S.) agreed to reimburse our subsidiary for expenses for any employee traveling to the U.S. or Europe if such travel was necessary to ASE (U.S.)'s services. This agreement will expire on June 30, 2001.

     Commission Agreement dated as of July 1, 2000 between ASE Electronics (M) Sdn, Bhd. and Gardex International Limited

     This contract established Gardex as our subsidiary, ASE Test Malaysia's non-exclusive worldwide sales agent for all its products and services. For such services, our subsidiary pays Gardex monthly, in respect of net export sales outside Malaysia, 0.7% of the sales amount for monthly sales. This agreement expires on June 30, 2001.

     Commission Agreement dated as of July 1, 2000 between ASE Test Inc. and Gardex International Limited

     This contract established Gardex as our subsidiary, ASE Test Inc.'s non-exclusive worldwide sales agent for all its products and services. For such services, our subsidiary pays Gardex monthly, in respect of net export sales outside Taiwan, 0.7% of the sales amount for monthly sales. This agreement will expire on June 30, 2001.

EXCHANGE CONTROLS

Singapore Exchange Controls

     There are currently no exchange controls in effect in Singapore that would affect the import or export of capital, including the availability of cash or cash equivalents for use by the Company's group or that would affect the remittance of dividends, interest or other payments to nonresident holders of the Company's securities.

ROC Exchange Controls

     The Foreign Exchange Control Statute and regulations of the ROC provide that all foreign exchange transactions must be executed by banks designated to engage in such transactions, by the Ministry of Finance or by the Central Bank of China. Current regulations favor trade-related foreign exchange transactions and Foreign Investment Approval investments. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

     Trade aside, ROC companies and resident individuals may, without foreign exchange approval, remit outside the ROC foreign currency of up to U.S.$50,000,000 (or its equivalent) and U.S.$5,000,000 (or its equivalent) respectively in each calendar year. In addition, ROC companies and resident individuals may, without foreign exchange approval, remit into the ROC foreign currency of up to U.S.$50,000,000 (or its equivalent) and U.S.$5,000,000 (or its equivalent) respectively in each calendar year. The above limits apply to remittances involving a conversion of NT dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises to register medium-and long-term foreign debt with the Central Bank of China.

     In addition, foreign persons may, subject to specified requirements, but without foreign exchange approval of the Central Bank of China, remit outside and into the ROC foreign currencies of up to U.S.$100,000 (or its equivalent) for each remittance. The above limit applies to remittances involving a conversion of NT dollars to a foreign currency and vice versa. The above limit does not, however, apply to the conversion of NT dollars into other currencies, including U.S. dollars, from the proceeds of sale of any underlying shares withdrawn from a depositary receipt facility.

TAXATION

United States Taxation

     The following discussion describes the material U.S. Federal income tax consequences of the ownership and disposition of the shares by U.S. holders. This summary is based on the Internal Revenue Code of 1986 (the "Code"), Treasury Regulations, Revenue Rulings and judicial decisions, all of which are subject to change. This discussion deals only with shares held as capital assets within the meaning of the Code. It does not discuss all of the tax consequences that may be relevant to a holder in light of such person's particular circumstances or to holders subject to special rules, such as insurance companies, tax-exempt entities, dealers in securities, traders in securities that elect to mark to market, financial institutions, persons who hold shares as a part of an integrated transaction for U.S. federal income tax purposes, persons whose functional currency is not the U.S. dollar or persons who own 10% or more of the voting stock of ASE Test.

     You should consult your tax advisors with regard to the application of the U.S. federal income tax laws to your particular situations as well as any tax consequences arising under the laws of any states or local or foreign taxing jurisdiction.

     As used herein, you are a "U.S. holder" if you are a beneficial owner of shares and you are, for U.S. Federal income tax purposes:

     (1)  a citizen or resident of the United States;

     (2) a corporation organized under the laws of the U.S. or of any political subdivision thereof; or

     (3) an estate or trust the income of which is subject to U.S. Federal income taxation regardless of its source.

     Taxation of Dividends

     Any dividends you receive on the shares, other than pro rata distributions of shares to all shareholders, will constitute foreign source dividend income to the extent paid out of earnings and profits, as calculated for U.S. Federal income tax purposes. The amount you will be required to include in income for any dividend paid in a currency other than U.S. dollars will be equal to the U.S. dollar value of the non-U.S. currency paid, calculated by reference to the exchange rate in effect on the date you receive the dividend. If you realize gain or loss on a sale or other disposition of such non-U.S. currency, it will be U.S. source ordinary income or loss. You will not be entitled to a dividends received deduction for dividends you receive.

     For foreign tax credit purposes, dividends paid by ASE Test on the shares will generally constitute "passive income" or, in the case of U.S. holders that are financial services providers, may be, "financial services income." You will not be eligible for a foreign tax credit for any underlying Singapore taxes on profits paid by ASE Test with respect to such dividends. See "-- Singapore Taxation -- Dividend Distributions."

     Taxation of Capital Gains

     You will recognize capital gain or loss for U.S. Federal income purposes on a sale or other disposition of shares in the same manner as on the sale or other disposition of other shares held as capital assets. Such gain or loss, if any, will generally be U.S. source income or loss. You should consult your tax advisors regarding the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses the deductibility of which may be limited.

     Estate and Gift Taxation

     Singapore imposes an estate tax on a decedent who owns shares, even if the decedent was not citizen or resident of Singapore. See "-- Singapore Taxation -- Estate Duty" above. The amount of any estate duty paid to Singapore may be eligible for credit against the amount of U.S. Federal estate tax imposed on the estate of a U.S. holder. You should consult your tax advisors to determine whether and to what extent they may be entitled to such credit.

Singapore Taxation

     The following discussion is a summary of the material Singapore income tax, stamp duty and estate duty consequences of the purchase, ownership and disposition of the shares to a holder of the shares that is not resident in Singapore. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of the shares and does not purport to deal with the tax consequences applicable to all categories of investors.

     This summary is based on laws, regulations, treaty provisions and interpretations now in effect and available as of the date of this annual report. The laws, regulations, treaty provisions and interpretations, however, may change at any time, and any change could be retroactive to the date of issuance of our shares. These laws, regulations and treaty provisions are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below.

  In General

     Non-resident corporate taxpayers are subject to income tax on income that is accrued in or derived from Singapore, and on foreign income received in Singapore, subject to exceptions. A non-resident individual, subject to certain exceptions, is subject to income tax on the income accrued in or derived from Singapore.

     The Minister for Finance has in a recent budget announcement reduced the Singapore corporate tax rate to 24.5% from 25.5% with effect from the year of assessment 2002 (financial year ending in 2001).

     Subject to the provisions of any applicable double taxation treaty, non-resident taxpayers that derive income from Singapore, are subject to a withholding tax currently at 25.5% (for year of assessment 2001) on certain types of income derived from Singapore (or generally 15.0% in the case of interest, royalty and rental of movable property).

     A corporation will be regarded as being resident in Singapore if the control and management of its business is exercised there, for example, if the corporation's board of directors meets and conducts the business of the corporation in Singapore. An individual will be regarded as being resident in Singapore in a year of assessment if, in the preceding year, he was physically present in Singapore or exercised an employment in Singapore other than as a director of a company for 183 days or more, or if he resides in Singapore.

     Currently, Singapore does not have a comprehensive double taxation treaty with the United States.

  Dividend Distributions

     Under Singapore's taxation system, as a company resident in Singapore, the tax we pay at the prevailing corporate tax rate is in effect imputed to, and deemed to be paid on behalf of our shareholders. Our shareholders are taxed on the gross amount of dividends (that is, on the amount of net dividends plus an amount equal to the amount of gross dividends multiplied by the prevailing corporate tax rate). The tax we pay effectively becomes available to our shareholders as a tax credit to offset their Singapore income tax liability on the gross amount of dividends paid by us.

     Singapore does not impose withholding tax on dividends paid to non-resident shareholders. As the tax we pay at the prevailing corporate tax rate is deemed to be paid by our shareholders, no further Singapore income tax liability is imposed on dividends received by such non-resident shareholders. Conversely, such non-resident shareholders who do not have deductible expenses which are accepted by the Inland Revenue Authority of Singapore as attributable to such dividend income will normally not receive any refund from Inland Revenue Authority of Singapore. Singapore taxpayers are taxed on dividends received from us at the income tax rates applicable to such shareholders.

     You should consult your tax advisors as to whether credits for underlying Singapore tax may be available to you under an applicable double taxation treaty.

     Where we receive foreign income that has not been subject to full
Singapore income tax due to the availability of foreign tax credits, we may pay tax exempt dividends out of the foreign income received in Singapore. The amount of tax exempt dividend is equal to (1) the foreign tax credit allowed divided by the prevailing corporate tax rate less (2) the foreign tax paid. We will credit such amount to a special account known as the "Section 13E account". Any subsequent dividends paid by us out of this account to our shareholders (other than on any shares of a preferential nature) will be tax exempt subject to certain conditions.

  Gain on Disposal of Shares

     Singapore does not impose tax on capital gains. However, gains may be construed to be of an income nature and subject to tax especially if:

     o they arise from activities which the Inland Revenue Authority of Singapore regard as the carrying on of a trade in Singapore; or

     o they are short-term gains from the sales of real property and shares in unlisted companies with substantial real property or real property related assets in Singapore.

     Thus, any profits from the disposal of shares are not taxable in Singapore unless the seller is regarded as having derived gains of an income nature, in which case the disposal profits would be taxable.

  Stamp Duty

     There is no stamp duty payable in respect of the issuance and holding of shares. Where existing shares are acquired in Singapore, stamp duty is payable on the instrument of transfer of the shares at the rate of S$2.00 for every S$1,000.00 of the consideration for, or market value of, the shares, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where an instrument of transfer is executed outside Singapore or no instrument of transfer is executed, no stamp duty is payable on the acquisition of existing shares. Stamp duty may be payable if the instrument of transfer is received in Singapore.

  Estate Duty

     In the case of an individual who is not domiciled in Singapore, Singapore estate duty is imposed on the value of most movable and immovable properties situated in Singapore, subject to specific exemption limits. An individual holder of the shares who is not domiciled in Singapore at the time of his or her death will be subject to Singapore estate duty to the extent that the value of the shares and any other assets subject to Singapore estate duty exceeds S$600,000. Unless other exemptions apply to the other assets (for example, the separate exemption limit for residential properties), any excess will be taxed at a rate equal to 5.0% on the first of S$12,000,000 of the individual's Singapore chargeable assets and thereafter at a rate equal to 10.0%.

DOCUMENTS ON DISPLAY

     It is possible to read and copy documents referred to in this annual report that have been filed with the SEC at the SEC's public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

     Our exposure to financial market risks relates primarily to changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments, the application of which is primarily for hedging, and not for speculative, purposes.

FOREIGN CURRENCY EXCHANGE RATE RISK

     Our foreign currency exposures give rise to market risk associated with exchange rate movements against the NT dollar, U.S. dollar and Malaysian ringgit, our functional currencies. Our liabilities as of December 31, 2000 include liabilities denominated in U.S. dollars, NT dollars, Malaysian ringgit and other currencies. As of December 31, 2000, approximately 86% of our cash and accounts receivable and receivable from related parties were denominated in U.S. dollars, approximately 8% in NT dollars, approximately 2% in Malaysian ringgit and approximately 4% in other currencies. As of December 31, 2000, approximately 74% of our accounts payable and payable for fixed assets were denominated in U.S. dollars, approximately 5% in NT dollars, approximately 7% in Malaysian ringgit and approximately 14% in other currencies. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize currency forward and option contracts to minimize the impact of foreign currency fluctuations on our results of operations. Our policy is to account for such contracts on a mark-to-market rate basis, and the premiums are amortized on a straight-line method over the life of the contract.

     The following table sets forth information about our significant obligations sensitive to foreign currency exchange rates. The principal amounts are presented by year of maturity and translated into U.S. dollars based on the current exchange rate.

                                                                        As at December 31, 2000
                                                  --------------------------------------------------------------------
                                                                   Expected Maturity Date                   Fair Value
                                                  --------------------------------------------------        ----------
                                                  2001     2002     2003     2004     2005     Total
                                                  ----     ----     ----     ----     ----     -----
                                                                    (in millions)
Long Term Debt (including current portion)
U.S. dollars (interest rate: 5.223% ~ 9.5%)...... $22.0    $20.9    $49.5    $184.7   $10.4    $287.5        $287.5

INTEREST RATE RISK

     Our exposure to interest rate risks relates primarily to our long-term debt, which is normally incurred to support our corporate activities, primarily for capital expenditures. We currently do not enter into derivative transactions with regard to interest rates, but we would consider engaging in currency interest rate swaps to lock in favorable currency and interest rate levels from time to time, if available, on terms considered attractive by us. No derivative contract was outstanding as of December 31, 2000.

Item 12. Description of Securities Other Than Equity Securities.

     Not applicable.

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

     On February 8, 1998, we effected a stock split of 150,000,000 shares, with a par value of $1.00 per share, into 300,000,000 shares, with a par value of $.50 per share. The effect of this stock split was to cause holders of shares on January 26, 1998 to own two shares of par value $.50 per share for each share of par value $1.00 per share previously held by them.

     On April 5, 1999, we effected another stock split of 300,000,000 shares of par value $.50 per share, into 600,000,000 shares, with a par value of $.25 per share. The effect of this stock split was to cause holders of shares on March 20, 1999 to own two shares of par value $.25 per share for each share of par value $.50 previously held by them.

     Since all our shareholders were affected, the two stock splits did not result in a dilution of the percentage of aggregate equity ownership, voting rights, earnings or net book value of our shareholders. The stock splits reduced per share earnings and net book value of our shares since there were more shares outstanding following the stock splits.

                                    PART III

Item 17. Financial Statements.

     The Company has elected to provide financial statements for fiscal year 2000 and the related information pursuant to Item 18.

Item 18. Financial Statements.

     The consolidated financial statements of the Company and the report thereon by its independent auditors listed below are attached hereto as follows:

     (a) Report of Independent Auditors of the Company dated March 26, 2001 (page F-1).

     (b) Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 1999 and 2000 (page F-2).

     (c) Consolidated Statements of Income of the Company and subsidiaries for the years ended December 31, 1998, 1999 and 2000 (page F-3).

     (d) Consolidated Statements of Changes in Stockholders' Equity of the Company and subsidiaries for the years ended December 31, 1998, 1999 and 2000 (page F-5).

     (e) Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 1998, 1999 and 2000 (page F-7).

     (f) Notes to Consolidated Financial Statements of the Company and subsidiaries (page F-8).

ASE Test Limited and Subsidiaries

Consolidated Financial Statements as of December 31, 1998, 1999 and 2000

Together with Independent Auditors' Report

                          Independent Auditors' Report

The Board of Directors and Shareholders
ASE Test Limited

We have audited the accompanying consolidated balance sheets of ASE Test Limited and subsidiaries (the "Company") as of December 31, 1999 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000, all expressed in US dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the Republic of China and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles in the Republic of China.

Certain accounting practices of the Company used in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in the Republic of China, but do not conform with generally accepted accounting principles in the United States of America (US GAAP). A description of the differences and the adjustments required to conform the financial statements to US GAAP are set forth in Note 26.

T N Soong & Co
A Member Firm of Andersen Worldwide, SC.
Taipei, Taiwan
Republic of China

March 26, 2001

                       ASE TEST LIMITED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (Expressed in Thousands US Dollars)

                                                                                                 As of December 31
                                                                                           ----------------------------
A S S E T S                                                                                   1999            2000
-----------                                                                                ------------    ------------
CURRENT ASSETS
Cash and cash equivalents (Note 2)                                                         $     44,804    $    157,145
Pledged time deposits (Note 18)                                                                     227             295
Short-term investments (Note 2)                                                                  11,860           9,062
Accounts receivable
       Related companies - net (Note 16)                                                          1,181           3,178
       Other - net (Notes 2 and 3)                                                               58,466          83,288
Inventories - net (Notes 2 and 4)                                                                10,415          17,564
Deferred income tax assets - net (Notes 2 and 12)                                                 3,379           7,938
Prepayments and other                                                                             5,619          11,988
Net assets - discontinued operations (Note 25)                                                    6,674               -
                                                                                           ------------    ------------
Total Current Assets                                                                            142,625         290,458
                                                                                           ------------    ------------

LONG-TERM INVESTMENTS (Notes 2 and 5)
Shares of stock                                                                                  67,208          86,811
Bonds                                                                                             3,500             350
                                                                                           ------------    ------------
                                                                                                 70,708          87,161
                                                                                           ------------    ------------

FIXED ASSETS - NET (Notes 2, 6, 16 and 18)                                                      366,908         639,082
                                                                                           ------------    ------------

DEFERRED INCOME TAX ASSETS - NET (Notes 2 and 12)                                                 7,106           9,860
                                                                                           ------------    ------------

OTHER ASSETS                                                                                      5,531           3,867
                                                                                           ------------    ------------

CONSOLIDATED DEBITS (Notes 1, 2 and 7)                                                           64,379          61,227
                                                                                           ------------    ------------

TOTAL ASSETS                                                                               $    657,257    $  1,091,655
                                                                                           ============    ============
(Forward)

    The accompanying notes are an integral part of the financial statements.

                       ASE TEST LIMITED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (Expressed in Thousands US Dollars)

                                                                                              As of December 31
                                                                                         -----------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                                         1999             2000
------------------------------------                                                     ------------     ------------
CURRENT LIABILITIES
Short-term borrowings (Notes 9 and 18)                                                   $          -     $     17,728
Accounts payable
       Related companies (Note 16)                                                              1,188            1,557
       Other                                                                                   11,402           24,788
Payable for fixed assets                                                                       29,843           68,412
Income tax payable                                                                                273            6,965
Current portion of long-term debts (Notes 10 and 18)                                           27,707           22,008
Accrued expenses and other (Note 8)                                                            14,646           16,846
                                                                                         ------------     ------------
Total Current Liabilities                                                                      85,059          158,304

LONG-TERM DEBTS (Notes 10 and 18)                                                             264,872          265,489

ACCRUED PENSION COST (Notes 2 and 13)                                                             362              568

OTHER LIABILITIES                                                                                  10              395
                                                                                         ------------     ------------

Total Liabilities                                                                             350,303          424,756
                                                                                         ------------     ------------

MINORITY INTEREST IN CONSOLIDATED
SUBSIDIARIES (Note 2)                                                                          11,574           23,763
                                                                                         ------------     ------------

SHAREHOLDERS' EQUITY (Notes 1, 2, 11 and 14)

Share capital - $0.25 par value
       Authorized - 600,000,000 common shares in 1999 and 2000

       Issued and outstanding - 80,958,206 common shares in 1999 and
         91,425,691 common shares in 2000                                                      20,240           22,856
Capital surplus                                                                               140,571          409,677
Retained earnings                                                                             168,967          266,526
Unrealized holding loss on equity securities                                                        -             (541)
Cumulative translation adjustments                                                            (34,398)         (55,382)
                                                                                         ------------     ------------
Total Shareholders' Equity                                                                    295,380          643,136
                                                                                         ------------     ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                               $    657,257     $  1,091,655
                                                                                         ============     ============


    The accompanying notes are an integral part of the financial statements.

                       ASE TEST LIMITED AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
         (Expressed in Thousands US Dollars Except Earnings Per Share)

                                                                                  Year Ended December 31
                                                                           ----------------------------------------
                                                                              1998           1999           2000
                                                                           ----------     ----------     ----------
NET REVENUES (Notes 2, 16 and 23)                                          $  184,663     $  270,254     $  440,285

COST OF REVENUES (Note 16)                                                    117,743        173,758        263,513
                                                                           ----------     ----------     ----------

GROSS PROFIT                                                                   66,920         96,496        176,772
                                                                           ----------     ----------     ----------

OPERATING EXPENSES
Selling, general and administrative                                            13,165         27,765         49,861
Research and development (Note 2)                                               2,384          3,837         12,059
                                                                           ----------     ----------     ----------
Total Operating Expenses                                                       15,549         31,602         61,920
                                                                           ----------     ----------     ----------

OPERATING INCOME                                                               51,371         64,894        114,852
                                                                           ----------     ----------     ----------

NON-OPERATING INCOME (EXPENSES)
Interest - net (Notes 2, 6 and 15)                                             (3,267)       (11,703)       (14,740)
Investment income under equity method - net (Notes 2 and 5)                       133          4,842         16,127
Gain on sale of long-term stock investments (Note 2 and 5)                          -          6,588              -
Loss on long-term bond securities (Notes 2 and 5)                                   -              -         (3,157)
Foreign exchange gain (loss) - net (Note 2)                                    (1,835)           151          3,280
Other - net                                                                       609            863         (2,719)
                                                                           ----------     ----------     ----------
Total Non-Operating Income (Expenses)                                          (4,360)           741         (1,209)
                                                                           ----------     ----------     ----------

INCOME FROM CONTINUING OPERATIONS BEFORE
INCOME TAX AND MINORITY INTEREST                                               47,011         65,635        113,643

INCOME TAX BENEFIT (EXPENSES) (Notes 2 and 12)                                  6,845           (678)        (2,197)
                                                                           ----------     ----------     ----------

INCOME FROM CONTINUING OPERATIONS                                              53,856         64,957        111,446

LOSS FROM DISCONTINUING OPERATIONS, NET
OF INCOME TAXES BENEFIT OF $934 IN 1999 AND                                         -         (1,360)          (758)
$388 IN 2000 (NOTE 25)                                                     ----------     ----------     ----------

INCOME BEFORE MINORITY INTEREST                                                53,856         63,597        110,688

MINORITY INTEREST IN NET INCOME OF                                                 (5)        (1,437)        (3,493)
SUBSIDIARIES (NOTE 2)                                                      ----------     ----------     ----------

NET INCOME                                                                 $   53,851     $   62,160     $  107,195
                                                                           ==========     ==========     ==========

EARNINGS PER SHARE (Note 17)
Primary

      Continued operations                                                 $     0.62     $     0.72     $     1.16
      Discontinued operations                                                       -          (0.01)             -
                                                                           ----------     ----------     ----------
                                                                           $     0.62     $     0.71     $     1.16
                                                                           ==========     ==========     ==========
Fully diluted

      Continued operations                                                 $     0.62     $     0.71     $     1.16
      Discontinued operations                                                       -          (0.01)             -
                                                                           ----------     ----------     ----------
                                                                           $     0.62     $     0.70     $     1.16
                                                                           ==========     ==========     ==========
(Forward)



NUMBERS OF SHARES INFORMATION:
Primary                                                                    86,660,780     87,795,711     92,673,040
                                                                           ==========     ==========     ==========
Fully diluted                                                              86,660,780     88,359,934     92,673,040
                                                                           ==========     ==========     ==========


   The accompanying notes are an integral part of the financial statements.

                       ASE TEST LIMITED AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                      (Expressed in Thousands US Dollars)


                                                                        SHARE CAPITAL
                                                                 ---------------------------      CAPTIAL
                                                                                                  SURPLUS     RETAINED
                                                                     Shares         Amount       (Note 11)    EARNINGS
                                                                 -------------    ----------    -----------   --------
BALANCE, JANUARY 1, 1998                                            77,685,096    $   19,421    $   124,347   $ 56,019

Issuance of new shares under stock option plans (Note 14)            1,645,884           412          7,597          -
Appropriations of 1997 earnings
       Compensation to directors and supervisors                             -             -              -       (388)
       Bonus to employees                                                    -             -              -       (992)
Transfer of net gain on disposal of properties                               -             -              7         (7)
Net income for 1998                                                          -             -              -     53,851
Unrealized holding loss on equity securities                                 -             -              -          -
Translation adjustments (Note 2)                                             -             -              -          -
                                                                 -------------    ----------    -----------   --------

BALANCE, DECEMBER 31, 1998                                          79,330,980        19,833        131,951    108,483

Issuance of new shares under stock option plans (Note 14)            1,627,226           407          8,466          -
Appropriations of 1998 earnings
       Compensation to directors and supervisors                             -             -              -       (477)
       Bonus to employees                                                    -             -              -     (1,199)
Transfer of net gain on disposal of properties                               -             -            245          -
Adjustment from changes in ownership percentage of investee                  -             -            (91)         -
Net income for 1999                                                          -             -              -     62,160
Reversal of unrealized holding loss on equity securities                     -             -              -          -
Translation adjustment (Note 2)                                              -             -              -          -
                                                                 -------------    ----------    -----------   --------

BALANCE, DECEMBER 31, 1999                                          80,958,206        20,240        140,571    168,967

Issuance of new shares under stock option plans (Note 14)            1,263,041           315          7,610          -
Capital increase in cash in July, 2000                               9,200,000         2,300        261,362          -
Convertible notes converted into ordinary shares                         4,444             1            114          -
Transfer of net gain on disposal of properties                               -             -             27        (27)
Adjustment from changes in ownership percentage of investee                  -             -             (7)    (9,609)
Net income for 2000                                                          -             -              -    107,195
Unrealized holding loss on equity securities                                 -             -              -          -
Translation adjustments (Note 2)                                             -             -              -          -
                                                                 -------------    ----------    -----------   --------

BALANCE, DECEMBER 31, 2000                                          91,425,691    $   22,856    $   409,677   $266,526
                                                                 =============    ==========    ===========   ========

(Forward)

    The accompanying notes are an integral part of the financial statements.



                                                                    UNREALIZED
                                                                      HOLDING
                                                                       LOSS
                                                                     ON EQUITY      CUMULATIVE       TOTAL
                                                                     SECURITIES     TRANSLATION   SHAREHOLDERS'
                                                                  (Notes 2 and 5)   ADJUSTMENTS      EQUITY
                                                                  ---------------   -----------   ------------

BALANCE, JANUARY 1, 1998                                            $         -     $  (42,045)   $    157,742

Issuance of new shares under stock option plans (Note 14)                     -              -           8,009
Appropriations of 1997 earnings
       Compensation to directors and supervisors                              -              -            (388)
       Bonus to employees                                                     -              -            (992)
Transfer of net gain on disposal of properties                                -              -               -
Net income for 1998                                                           -              -          53,851
Unrealized holding loss on equity securities                             (9,864)             -          (9,864)
Translation adjustments (Note 2)                                              -          2,256           2,256
                                                                    -----------     ----------    ------------

BALANCE, DECEMBER 31, 1998                                               (9,864)       (39,789)        210,614

Issuance of new shares under stock option plans (Note 14)                     -              -           8,873
Appropriations of 1998 earnings
       Compensation to directors and supervisors                              -              -            (477)
       Bonus to employees                                                     -              -          (1,199)
Transfer of net gain on disposal of properties                                -              -             245
Adjustment from changes in ownership percentage of investee                   -              -             (91)
Net income for 1999                                                           -              -          62,160
Reversal of unrealized holding loss on equity securities                  9,864              -           9,864
Translation adjustment (Note 2)                                               -          5,391           5,391
                                                                    -----------     ----------    ------------

BALANCE, DECEMBER 31, 1999                                                    -        (34,398)        295,380

Issuance of new shares under stock option plans (Note 14)                     -              -           7,925
Capital increase in cash in July, 2000                                        -              -         263,662
Convertible notes converted into ordinary shares                              -              -             115
Transfer of net gain on disposal of properties                                -              -               -
Adjustment from changes in ownership percentage of investee                   -              -          (9,616)
Net income for 2000                                                           -              -         107,195
Unrealized holding loss on equity securities                               (541)             -            (541)
Translation adjustments (Note 2)                                              -        (20,984)        (20,984)
                                                                    -----------     ----------    ------------

BALANCE, DECEMBER 31, 2000                                          $      (541)    $  (55,382)   $    643,136
                                                                    ===========     ==========    ============

    The accompanying notes are an integral part of the financial statements.

                       ASE TEST LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (Expressed in Thousands US Dollars)

                                                                            Year Ended December 31
                                                                    ----------------------------------------
                                                                       1998           1999           2000
                                                                    ----------     ----------     ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                          $   53,851     $   62,160     $  107,195
Minority interest                                                            5          1,437          3,493
Depreciation and amortization                                           38,751         68,769        117,506
Accrued interest on convertible bonds                                        -          5,051         11,350
Provision for doubtful accounts and sales discounts                         59            780          2,226
Deferred revenue                                                             -              -          1,360
Provision for loss on idle assets                                            -              -            738
Investment income under equity method                                     (133)        (4,842)       (16,127)
Provision for loss on long-term bond securities                              -              -          3,157
Gain on disposal of fixed assets                                          (223)        (1,013)           (30)
Gain on sale of long-term stock investments                                  -         (6,588)             -
Cash dividend received                                                       -              -             37
Deferred income taxes                                                   (6,036)        (2,758)        (4,872)
Loss from discontinued operations (Note 25)                                  -          1,360            758
Changes in operating assets and liabilities
      Accounts receivable                                                3,483        (19,766)       (34,096)
      Inventories                                                        2,960         (2,762)        (7,178)
      Prepayments and other current assets                              (2,673)        (1,170)        (2,183)
      Accounts payable                                                  (1,656)           683         16,534
      Income tax payable                                                (1,765)        (2,371)         3,144
      Accrued pension cost                                                 118            128            238
      Accrued expenses and other current liabilities                    (2,245)        (4,187)         1,226
      Changes in net assets of discontinued operations                       -            164           (919)
                                                                    ----------     ----------     ----------
Net Cash Provided by Operating Activities                               84,496         95,075        203,557
                                                                    ----------     ----------     ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of fixed assets                                           (90,926)      (110,733)      (372,561)
Acquisitions of ISE Labs, Inc.                                               -        (95,833)             -
Increase in long-term investments                                      (27,222)       (56,875)        (7,100)
Increase in consolidated debits                                              -              -           (428)
Proceeds from disposal of long-term stock investments                        -         34,042              -
Decrease (increase) in pledged time deposits                             6,729            (15)           (86)
Proceeds from sale of fixed assets                                       1,832          5,441          9,868
Proceeds from disposal of discontinued operations (Note 25)                  -              -          4,900
Increase in other assets                                                    (7)        (1,370)        (4,325)
Decrease (increase) in short-term investments                            4,976        (11,860)         2,378
                                                                    ----------     ----------     ----------
Net Cash Used in Investing Activities                                 (104,618)      (237,203)      (367,354)
                                                                    ----------     ----------     ----------

(Forward)




CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital shares                                          $    7,755     $    9,029     $  271,762
Increase (decrease) in short-term borrowings                            (4,584)        (5,594)        18,230
Increase in long-term debts                                             99,899        191,865         55,089
Repayment of long-term debts and capital lease obligations             (71,708)       (27,386)       (66,814)
Compensation to directors and supervisors and bonus to employees        (1,380)        (1,676)             -
Decrease in minority interest                                                -              -           (466)
                                                                    ----------     ----------     ----------
Net Cash Provided by Financing Activities                               29,982        166,238        277,801
                                                                    ----------     ----------     ----------

TRANSLATION ADJUSTMENTS                                                   (621)           362         (1,663)
                                                                    -----------    ----------     -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     9,239         24,472        112,341

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                            11,093         20,332         44,804
                                                                    ----------     ----------     ----------

CASH AND CASH EQUIVALENTS, END OF YEAR                              $   20,332     $   44,804     $  157,145
                                                                    ==========     ==========     ==========

SUPPLEMENTAL INFORMATION
Interest paid (capitalized interest cost excluded)                  $    4,978     $    7,870     $    8,647
Income tax paid                                                     $    2,190     $    6,652     $    3,387
Cash paid for acquisition of fixed assets
      Purchase price                                                $   80,971     $  128,690     $  413,197
      Decrease (increase) in payable                                     9,955        (17,650)       (40,636)
      Increase in obligation under long-term lease                           -           (307)             -
                                                                    ----------     ----------     ----------
                                                                    $   90,926     $  110,733     $  372,561
                                                                    ==========     ==========     ==========
Cash received for sales of fixed assets
      Sales price                                                   $    2,343     $    5,535     $    9,868
      Increase in receivable                                              (511)           (94)             -
                                                                    ----------     ----------     ----------
                                                                    $    1,832     $    5,441     $    9,868
                                                                    ==========     ==========     ==========
Cash received for issuance of capital stock (net of
  issuance expense)                                                 $    8,009     $    8,873     $  271,587
Decrease (increase) in receivable for issuance of
  capital stock                                                           (254)           156            175
                                                                    ----------     ----------     ----------
                                                                    $    7,755     $    9,029     $  271,762
                                                                    ==========     ==========     ==========

Total assets acquired from ISE Labs, Inc.                           $        -     $  136,067     $        -
Less:  Liabilities assumed                                                   -        (35,964)             -
                                                                    ----------     ----------     ----------
Cash paid                                                                    -        100,103              -
Less:  Cash received at the date of acquisition                              -         (4,270)             -
                                                                    ----------     ----------     ----------
Net cash out flow                                                   $        -     $   95,833     $        -
                                                                    ==========     ==========     ==========

    The accompanying notes are an integral part of the financial statements.

                       ASE TEST LIMITED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Expressed in Thousands US Dollars, Unless Stated Otherwise)


 1.  GENERAL

     ASE Test Limited (together with its consolidated subsidiaries, "the Company", unless the context requires otherwise) is a Singapore holding company which, through an exchange of its shares with its parent company, Advanced Semiconductor Engineering, Inc. ("ASE, Inc."), and other individuals, acquired substantially all of the shares of ASE Test, Inc. in May 1996. The exchange was accounted for as a reorganization of companies under common control.

     ASE Test, Inc. is located in Taiwan, Republic of China (ROC) and is engaged in the testing of integrated circuits; it has a wholly-owned subsidiary in the United States, ASE Test (U.S.A.) Inc., which was incorporated in 1996 and is engaged in after sales service to customers of ASE Test, Inc.

     On April 15, 1997, the Company issued 4,500,000 (before stock splits in 1998 and 1999) shares to ASE Holdings (Bermuda), Ltd., a wholly-owned subsidiary of ASE, Inc., in exchange for all shares of ASE Holdings (Singapore) Pte. Ltd., which is a Singapore holding company and owns 100% of the shares of ASE Electronics (M) Sdn. Bhd. ("ASE Test Malaysia"). Such exchange was also accounted for as a reorganization of companies under common control.

     ASE Test Malaysia is engaged in the packaging and testing of integrated circuits.

     In June 1996, the Company's shares were approved for quotation on the Nasdaq National Market in the United States.

     In December 1997 and January 1999, the Company obtain approval from the ROC Securities and Futures Commission Ministry of Finance to issue Taiwan Depositary Receipts (TDR) for 6,000,000 and 2,500,000 (after stock splits in 1998 and 1999, respectively) shares offered by the Company's shareholder, J&R Holding Limited. These TDRs were listed on the Taiwan Stock Exchange.

     In May 1999, the Company acquired 70% of the equity of ISE Labs, Inc. (net book value $23.6 million) through a new wholly-owned holding company named ASE Test Holding Ltd. The acquisition transaction was accounted for using the purchase method. ISE Labs, Inc. is engaged in the front-end engineering testing and packaging operation, including its subsidiaries ISE Labs Hong Kong Limited, ISE Labs Singapore Pte Limited, ISE Technology, Inc., and Digital Testing Services Inc. (together "ISE Labs"). The Company has committed to the minority shareholders of ISE Labs that if ISE Labs (i) does not consummate its initial public offering of its common stock in the United States by December 31, 2001 at or above a predetermined price or (ii) disposes of certain material assets, the Company will be obligated to purchase the remaining 30% of equity of ISE Labs for $42 million plus accrued interest (payable either in cash or the Company's shares, at the option of the minority shareholders). Any future acquisition for the remaining 30% equity of ISE Labs will be accounted for as step-acquisitions using the purchase method. The purchase cost was $100.1 million for the acquisition. The excess purchase cost was allocated as of May 5, 1999 as follows (amount in millions US dollars):

     Write-up of land                                         $   2.5
     Write-up in buildings                                        2.7
     Write-up in machinery                                        9.0
     Deferred tax liabilities                                    (5.7)
     Goodwill                                                    68.0
                                                              -------
                                                              $  76.5
                                                              =======

     The goodwill was presented as consolidated debits (Note 8) in the balance sheet.

     In the first quarter of 2000, the Company adjusted its allocation of purchase price by reducing the allocation to land by $0.2 million, buildings by $2.3 million, machinery by $2.3 million, deferred tax liabilities by $1.9 million and increasing the allocation to goodwill by $3.8 million because impairment loss incurred arising from the disposition of the packaging operation of ISE Labs subsequent to the acquisition (see
     Note 25).

     On April 27 and July 27, 2000, ASE Test Limited subscribed 8,750,000 shares arising from the capital increase by ISE Labs at $8 per share at the amount of $70 million. In addition, on November 20, 2000, ASE Test Limited acquired 100,000 shares from minority shareholders at $8.94 per share with amount of $0.9 million. As a result, ASE Test Limited's ownership in ISE Labs increased from 70% to 80.38%.

     In June 1999, the Company established a wholly-owned subsidiary, ASE Test Finance Limited, in Mauritius to issue $160 million convertible notes, which was completed on June 29, 1999 (Note 10). The issuance of the convertible notes was to finance the acquisitions of ISE Labs and Motorola's Semiconductor Products Sector Businesses in Taiwan and Korea ("Motorola SPS Businesses").

 2.  SIGNIFICANT ACCOUNTING POLICIES

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the ROC. Significant accounting policies are summarized as follows:

     Presentation of financial statements

     The Company prepared its financial statements using US GAAP in previous years. Effective 1999, the Company changed such basis from US GAAP to ROC GAAP and made reconciliation to US GAAP, to be consistent with the presentation of the financial statements of its ultimate parent company, ASE, Inc.. The major adjustment applicable to the Company as a result of change from US GAAP to ROC GAAP is accounting for employee bonuses (Note
     26).

     Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries, ASE Test, Inc., ASE Test (U.S.A.) Inc., ASE Holdings (Singapore) Pte. Ltd. ASE Test Malaysia, ASE Test Finance Ltd., ASE Test Holding Ltd., ISE Labs, Inc., ISE Labs Hong Kong Limited, ISE Labs Singapore Pte Limited, ISE Technology, Inc., and Digital Testing Services Inc. The minority shareholders' interests in the equity and earnings of subsidiaries are presented separately in the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated.

     The statement of income for ISE Labs are consolidated since the date of acquisition. The net revenues, cost of revenues and operating expenses for the period from May 5 (date of acquisition) to December 31, 1999 are included in the Company's consolidated statements of income.

     Cash and cash equivalents

     The Company considers all highly liquid investments within an original maturity from date of purchase of three months or less to be cash equivalents. As of December 31,1999 and 2000, cash equivalents were investments in money market fund stated at cost, which approximated fair value.

     Short-term investments

     Marketable securities are carried at cost less allowance for decline in market value.

     Allowance for doubtful accounts

     Allowance for doubtful accounts is provided based on an evaluation of collectibility of receivables.

     Inventories

     Inventories are stated at the lower of weighted average cost or market value.

     Long-term investments in shares of stock

     Long-term investments of which the Company owns at least 20% of the outstanding voting shares or where the Company has significant influence over the investee companies' operations are accounted for by the equity method. Under the equity method, the investments are initially carried at cost and subsequently adjusted for the Company's proportionate share in the net earnings or losses of the investee companies. Such proportionate share in earnings or losses are recognized as investment income or losses while cash dividends received are reflected as a reduction in the carrying value of the investments. The goodwill, representing the excess of the investment costs over the Company's proportionate equity in the net assets of the investees at the time of investments or at the time the equity method of accounting is first applied to a particular investment, is amortized over five to ten years. Changes in the Company's ownership percentage of investees accounted for by equity method are recorded as adjustments of long-term investments and capital surplus. The writedown of carrying value of long-term investments has been taken on the basis of the discounted cash flows expected to be realized in the future.

     Other long-term stock investments are accounted for by the cost method. Such investments are carried at cost less allowances for decline in market value of listed stocks or for decline in value of unlisted stocks which is considered irrecoverable; these allowances are charged to shareholder's equity and current earnings, respectively. Stock dividends received are accounted for only as increases in number of shares held. Cash dividends received are recognized as income. The sales of ASE, Inc. common shares are reflected as gain from sales of long-term stock investment in the statement of income.

     Long-term investments in bonds

     Bond securities being held to maturity are stated at amortized cost. Allowance for loss in bond securities is provided based on the evaluation of recoverability of the carrying value of these securities.

     Fixed assets

     Fixed assets, except leased equipment, machinery in transit, construction in progress and prepayments, are stated at cost less accumulated depreciation. Equipment held under capital leases and related obligations are stated at the lower of the fair value of the equipment at the beginning of the lease period or the present value of the total rental payments and the purchase price at the end of the lease period. Machinery in transit, construction in progress and prepayments mainly pertain to the purchase of packaging and testing equipment or properties under construction and are stated at cost. These include cost of machinery, construction, down payments and other direct costs plus interest charges attributable to the borrowings used to finance these assets. Major renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

     Long leasehold land is depreciated over the 60 year period of the lease. Depreciation for other fixed assets is provided on the straight-line method over estimated service lives which range as follows: Building and improvements, 5 to 40 years; machinery and equipment, 3 to 5 years; furniture and fixtures, 5 to 10 years; leased assets, 5 years. Building improvements are depreciated on a straight-line basis over the shorter of the useful life of the improvement or the life of the building. Leasehold improvements are depreciated on a straight-line basis over the shorter of the useful life of the improvement or the lease term.

     Consolidated debits

     The consolidated debits as shown in the balance sheet represent goodwill arising from the excess of the acquisition costs of investments over the Company's proportionate equity in the net assets of the consolidated subsidiaries at the time of acquisitions or investments and are amortized on the straight-line method over five to ten years.

     Revenue recognition

     Revenue from sales of semiconductor product and testing services is recognized upon shipment of the product or completion of the services, provided that no significant obligations remain and that collection of accounts receivable is reasonably assured.

     Income taxes

     Tax effects of deductible temporary differences, unused tax credits and loss carryforward are recognized as deferred income tax assets, while those of taxable temporary differences are recognized as deferred income tax liabilities. Valuation allowance is provided for deferred income tax assets based on the estimated realizability.

     Tax credits of ASE Test, Inc. from investments in machinery and equipment and research and development are recognized in the year in which they are approved by the ROC government. Capital allowances of ASE Test Malaysia from investment in industrial buildings, machinery and equipment are recognized in the year which they are acquired.

     Adjustments of income taxes of prior years are included in the current year's provision.

     Annual earnings of ASE Test, Inc. shall be appropriated by its annual shareholders' meeting in the following year. The unappropriated balance, as determined based on the tax regulations, shall be subject to 10% income tax. Such tax is recorded as expense when the shareholders have resolved that the earnings shall be retained.

     Research and development costs

     Research and development costs are charged to expenses as incurred.

     Pension plan

     Pension cost is recorded based on actuarial calculations.

     Foreign-currency transactions

     The functional and reporting currency of the Company is US dollar, while the functional currencies of its major subsidiaries, ASE Test Inc. and ASE Test Malaysia are their local currency, namely New Taiwan dollar and Malaysia Ringgit, respectively. Transactions denominated in other currencies, except forward exchange contracts, are translated and recorded at the rates of exchange in effect when the transactions occur. Gains or losses caused by the application of different foreign exchange rates when cash in foreign currency is converted, or when foreign-currency receivables and payables are settled, are credited or charged to income in the year of conversion or settlement. Year-end balances of foreign-currency assets and liabilities are translated based on prevailing exchange rates and resulting gains or losses are credited or charged to income.

     The financial statements of the subsidiaries were translated into US dollars at the following rates: All assets and liabilities - current exchange rate; shareholders' equity - historical exchange rates; income, cost and expenses - average exchange rate for the period. The net resulting translation adjustment is reported as a separate component of shareholders' equity.

     Derivative financial instruments

     Forward exchange contracts for hedging purposes are recorded at the spot rates on the contract dates. The foreign-currency amounts of the contracts multiplied by the differences between such spot rates and the contracted forward rates are amortized on the straight-line method over the contract periods. Exchange differences on settlement dates are credited or charged to current income. At year-end, the balances of forward exchange receivables or payables are translated based on prevailing exchange rates and the resulting differences are credited or charged to current income. Receivables and payables are netted and the balance is shown as either an asset or liability in the balance sheet.

     Written option contracts to purchase foreign currencies entered into for hedging purchases are not recorded as assets or liabilities on the contract dates. Gains or losses upon settlement are credited or charged to income. Amounts received or paid are amortized over each contract period. The outstanding written option contracts are marked to market with the difference charged to income.

     Use of estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles both in the ROC and the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

 3.  ACCOUNTS RECEIVABLE - OTHER, NET
                                                        1999           2000
                                                     ----------     ----------

     Accounts receivable                             $   61,495     $   88,063
     Allowance for sales discounts and doubtful
       accounts                                          (3,029)        (4,775)
                                                     ----------     ----------

                                                     $   58,466     $   83,288
                                                     ==========     ==========

 4.  INVENTORIES - NET
                                                        1999           2000
                                                     ----------     ----------

     Raw materials                                   $    6,490     $    9,312
     Work in process                                        514            618
     Finished goods                                       1,070          1,397
     Supplies                                             3,438          6,340
     Materials in transit                                     5            891
                                                     ----------     ----------
                                                         11,517         18,558
     Allowance for obsolescence                          (1,102)          (994)
                                                     ----------     ----------

                                                     $   10,415     $   17,564
                                                     ==========     ==========

 5.  LONG-TERM INVESTMENT

                                                        1999                     2000
                                                ---------------------    --------------------
                                                              % of                     % of
                                                 Carrying    Owner-       Carrying    Owner-
                                                  Value       ship         Value       ship
                                                ----------  ---------    ----------  --------
     Shares of stock
     Equity method
           ASE Material Inc.                    $    3,271       10.0    $   2,724        6.7
           ASE (Chung-Li) Inc.                      41,077       30.0       53,059       30.0
           ASE Investment (Labuan) Inc.             21,798       30.0       30,539       30.0
     Cost method
           ASE, Inc.                                 1,062          -        1,008          -
           Allowance for valuation losses
            (Note 2)                                     -                    (519)
                                                ----------               ----------
                                                    67,208                  86,811
     (Forward)




     Bond
     Corporate bond - APP Global
       Finance Ltd. (APP), due October 4,
       2001 and bear interest at 9.75% and
       payable semiannually                     $    3,500               $   3,500
     Allowance for loss (Note 2)                         -                  (3,150)
                                                ----------               ----------
                                                     3,500                      350
                                                ----------               ----------
                                                $   70,708               $   87,161
                                                ==========               ==========

     The Company had net investment income of $133 in 1998, $4,842 in 1999 and $16,127 in 2000. The investments in ASE (Chung Li) Inc. and ASE Investment (Labuan) Inc. represent the investments made in connection with the acquisitions of Motorola's SPS Businesses.

     Gross realized gain on sale of long-term stock investments for the year ended December 31, 1999 was $6,588.

     In 2000, the Company provided an allowance for loss of $3,150 for the bond investment in APP because APP incurred financial difficulties.

 6.  FIXED ASSETS - NET
                                                       1999           2000
                                                    ----------     ----------
     Cost
           Land                                     $    4,105     $    3,892
           Long leasehold land                           1,789          1,789
           Building and improvements                    42,940         41,658
           Machinery and equipment                     464,786        804,545
           Furniture and fixtures                        6,188          9,937
           Leased assets - equipment                     5,357          5,364
           Leasehold improvements                        2,651          8,193
           Machinery in transit and construction
             in progress                                31,353         38,936
           Prepayments                                   2,277          3,048
                                                    ----------     ----------
                                                       561,446        917,362
                                                    ----------     ----------

     Accumulated depreciation
           Long leasehold land                             157            188
           Building and improvements                     8,436         12,270
           Machinery and equipment                     181,245        256,908
           Furniture and fixtures                        2,458          3,863
           Leased assets - equipment                       700          3,286
           Leasehold improvement                         1,542          1,765
                                                    ----------     ----------
                                                       194,538        278,280
                                                    ----------     ----------
                                                    $  366,908     $  639,082
                                                    ==========     ==========

     Capitalized interest costs were $1,146, $715 and $888 for the years ended December 31, 1998, 1999 and 2000, respectively.

 7.  CONSOLIDATED DEBITS

     These represent goodwill arising from the purchases of stock shares of:

                                                    1999           2000
                                                 ----------     ----------
     ISE Labs                                    $   67,971     $   71,872
     Digital Testing Services, Inc.                   1,082          1,082
                                                 ----------     ----------
                                                     69,053         72,954
                                                 ----------     ----------
     Less: Accumulated amortization
            ISE Labs                                  4,460         11,193
            Digital Testing Services, Inc.              214            534
                                                 ----------     ----------
                                                      4,674         11,727
                                                 ----------     ----------
                                                 $   64,379     $   61,227
                                                 ==========     ==========

     Amortization of above-mentioned goodwill for consolidated subsidiaries were $4,674 and $7,053 for the years ended December 31, 1999 and 2000.

 8.  ACCRUED EXPENSES AND OTHER

     Accrued expenses and other current liabilities consist of:

                                                    1999           2000
                                                 ----------     ----------
     Accrued bonuses and salary                  $    3,265     $    5,860
     Accrual for inventories, factory
       suppliers, miscellaneous tools and
       equipment                                      4,922            610
     Commission payable                                 751          1,538
     Deferred revenue                                     -          1,361
     Temporary and advance received                     627            807
     Utilities payable                                  496            670
     Import and export expenses payable                 456            345
     Other                                            4,129          5,655
                                                 ----------     ----------
                                                 $   14,646     $   16,846
                                                 ==========     ==========

 9.  SHORT-TERM BORROWINGS

     These represents the bank acceptance and revolving loans bearing interest rates ranging from 3.54% to 4.20%, and are secured by a letter of awareness of $6,579 from its ultimate parent company, ASE, Inc.

     Unused credit lines for short-term borrowings amounted to approximately $104,044 and $130,186 as of December 31, 1999 and 2000, respectively.

10.  LONG-TERM DEBTS
                                                    1999           2000
                                                 ----------     ----------

     Convertible notes                           $  165,051     $  176,286
     Mortgage bank loans                             74,514         72,308
     Negotiable instruments under a
       long-term facility                            47,007         35,732
     Capital lease obligation (Note 19)               3,546          1,893
     Notes payable                                    2,461          1,278
                                                 ----------     ----------
                                                    292,579        287,497
     Less:  Portion due within one year (Note 18)   (27,707)       (22,008)
                                                 ----------     ----------
                                                 $  264,872     $  265,489
                                                 ==========     ==========

     Following are information on the long-term debts:

     a.  Convertible notes
                                                    1999           2000
                                                 ----------     ----------
         Convertible notes                       $  160,000     $  159,890
         Accrued interest                             5,051         16,396
                                                 ----------     ----------
                                                 $  165,051     $  176,286
                                                 ==========     ==========

     In June 1999, ASE Test Finance Limited, in connection with the acquisitions of ISE Labs, Inc. and Motorola's SPS Businesses (Note 1), issued US$160 million of 1% guaranteed convertible notes (the Convertible Notes), due July 1, 2004.

     The holders of the Convertible Notes are entitled to convert the Convertible Notes into the common shares of ASE Test Limited at the specified conversion price (US$24.75 per share currently, subject to adjustment) at any time after December 29, 1999 and before or on July 1, 2004.

     The Convertible Notes may be redeemed under the following circumstances:

          1) Redemption for taxation reasons

          If a tax law or treaty is unfavorably revised, ASE Test Finance Limited or ASE Test Limited may redeem the Convertible Notes in whole at the early redemption price, at any time upon giving written notice not less than 30 days and not more than 60 days to the holders of the Convertible Notes.

          2) Redemption at the option of ASE Test Finance Limited

          On or at any time after July 1, 2002, ASE Test Finance Limited may redeem all or a part of the Convertible Notes at the early redemption price.

     As of December 31, 2000, the Convertible Notes aggregating $110 has been converted into shares of ASE Test Limited.

     b.  Mortgage bank loans (Note 18)

                                                                                                    1999          2000
                                                                                                 ----------     ----------
         ASE Test, Inc. - Mortgage bank loans on machinery and equipment
               Denominated in New Taiwan dollar
                     Repayable in quarterly installments through January 2001,
                       interest at 6.765%-6.975% in 1999 and 6.755%-6.765% in
                       2000                                                                      $    3,674     $      697
                     Repaid in July 2000, interest at 8.27%-8.30%                                     1,598              -
                     Repaid in July 2000, interest at 6.74%-8.00%                                     5,984              -
                     Repayable in quarterly installments through October 2002,
                       interest at 6.765%-6.975% in 1999 and 6.755%-6.765% in
                       2000                                                                           9,602          6,073
                     Repayable in monthly installments through November
                       2003, interest at 8.075%-8.25% in 1999 and 8.075% in
                       2000                                                                             792            560
                     Repayable in quarterly installments through March 2003,
                       interest at 6.35%                                                             11,079          7,884
                     Repayable in quarterly installments through December
                       2004, interest at 6.35%                                                            -          9,062
                     Repayable in quarterly installments through March 2004,
                       interest at 6.35%-6.45%                                                            -          9,817
                     Repayable in semi-annually installments through June
                       2005, interest at 6.35%-6.45%                                                      -          3,021
                                                                                                 ----------     ----------
                                                                                                     32,729         37,114
                                                                                                 ----------     ----------
               Denominated in US dollar
                     Repayable in 12 equal quarterly installments through May
                       2001, interest at 6.26%-7.00%, early repaid in July, 2000                      3,475              -
                     Repayable in semi-annually installments through June
                       2001, interest at 5.52%-6.5599%, early repaid in July, 2000                    3,004              -
                     Repayable in quarterly installments through March 2003,
                       interest at 6.21%-7.56%, early repaid in July, 2000                            3,538              -
                     Repayable in semi-annually installments through
                       December 2003, interest at 6.25%-6.87%, early repaid in
                       July, 2000                                                                     4,918              -
                                                                                                 ----------     ----------
                                                                                                     14,935              -
                                                                                                 ----------     ----------

         ISE Labs - Denominated in US Dollar bank loans
               Borrowings under line of credit of $10 million, which expire in
                 February 2005, at prime rate 8.5% in 1999 and 9.5% in 2000                           9,022          7,022
               Borrowings under line of credit of $14 million
                     Expire in January 2001, at prime rate 8.5% in 1999 and
                       9.5% in 2000                                                                   1,511            116
                     Expire in September 2002, at prime rate 8.5%, early
                       repaid in 2000                                                                 2,030              -
                     Expire in April 2001, at prime rate 8.5% in 1999 and
                     9.5% in 2000                                                                     4,288          4,597
                     Expire in January 2004, at prime rate 7.75%                                      1,679          1,317


(Forward)



               Borrowings under line of credit of $15 million, which expire
                 in February 2005, at prime rate 9.0%                                            $        -     $   15,000
               Mortgage loan at prime rate 7.92%, due through May 2009                                5,085          4,545
               Mortgage loan at prime rate 8.5%, due through January 2004                             3,235          2,597
                                                                                                 ----------     ----------
                                                                                                     26,850         35,194
                                                                                                 ----------     ----------
                                                                                                 $   74,514     $   72,308
                                                                                                 ==========     ==========

     Of the three agreements require that, among other things, ASE Test, Inc. to maintain certain financial ratios.

     In addition, the ISE Labs' borrowings agreements require compliance with certain financial covenants and ratios, dividend restrictions, capital expenditure restrictions and maintenance of working capital requirements.

     c. Negotiable instruments under a long-term syndicate bank loans with facility of NT$1.5 billion

                                                                                                    1999          2000
                                                                                                 ----------     ----------
         Principal (denominated in New Taiwan Dollar) - revolving within 5 years starting from June 1998, interest at 4.66%-5.0375% in 1999
           and 5.223%-5.747% in 2000                                                             $   47,756     $   36,248
         Unamortized discounts                                                                         (749)          (516)
                                                                                                 ----------     ----------
                                                                                                 $   47,007     $   35,732
                                                                                                 ==========     ==========

         Under the syndicated money market instruments issuing facility agreement (the "Agreement"), ASE Test, Inc. is required to, among other things:

         1) Unless with written consent of the majority banks, ASE Test, Inc. shall not pledge its assets or assume liability or other similar actions.

         2)   Maintenance of certain financial ratios.

         3) ASE Test, Inc. shall pay an annual commitment fee at 0.15% of the difference between the authorized and utilized credit line.

         ASE Test Limited (the "Guarantor") provided a guaranty on the Agreement entered into by ASE Test, Inc. The guarantor is required to maintain certain financial ratios and, without written consent of the majority banks, shall not:

         1) Merge or consolidate with any other entity or take any action to dissolve, liquidate or reorganize.

         2)   Purchase or redeem its shares or reduce its share capital.

         3)   Reduce its ownership in ASE Test, Inc. to less than 51%.

         4) Transfer, sell, lease or dispose of substantial portion of its assets.

     Summarized long-term debts by currencies are as follows:

                                                                                         1999              2000
                                                                                     -------------    -------------
     New Taiwan Dollars                                                              NT$ 2,509,999    NT$ 2,411,550
     U.S. Dollars                                                                    US$   212,668    US$   214,651

     Future maturity of long-term debts outstanding as of December 31, 2000 are as follows:

     Within the following year                        $  22,008
     During the second year                              20,892
     During the third year                               49,492
     During the fourth year                             184,746
     During the fifth year and thereafter                10,359
                                                      ---------
                                                      $ 287,497
                                                      =========

     Unused long-term credit facilities totaled approximately $38,963 and $22,612 as of December 31, 1999 and 2000, respectively.

11.  SHAREHOLDERS' EQUITY

     The numbers of shares for all periods have been restated for the two-for-one stock splits effected on February 8, 1998 and April 5, 1999.

     The Articles of Incorporation of ASE Test, Inc. provide that the following shall be appropriated from its annual net income (as determined under ROC
     GAAP) less any gain on disposal of fixed assets (net of applicable income tax):

     a.  Offset against deficit; if any;

     b.  Legal reserve equal to 10% of remainder;

     c. Compensation to directors and supervisors equal to not more than 2%, and bonus to employees equal to 3%-7% of the remainder, respectively.

     The appropriations shall be resolved by the shareholders in the following year and given effect to in the financial statements of such year.

     The aforementioned legal reserve shall be appropriated until the reserve equals the paid-in capital. Under the ROC Company Law, this reserve may be used to offset a deficit. In addition, when the reserve has reached 50% of the paid-in capital, up to 50% thereof may be transferred to capital. This legal reserve amounted to $12,345 as of December 31, 2000 and is included in the consolidated capital surplus and retained earnings.

12.  INCOME TAX

     a. Income tax benefit (expense) attributable to continuing operations consists of the following:

                                                               1998           1999           2000
                                                            ----------     ----------     ----------
         Currently payable                                  $     (581)    $   (3,997)    $   (4,130)
         Income taxes (10%) on undistributed earnings                -              -         (2,939)
         Deferred                                                6,036          2,951          4,872
         Adjustment of prior year's income tax                   1,390            368              -
                                                            ----------     ----------     ----------
                                                            $    6,845     $     (678)    $   (2,197)
                                                            ==========     ==========     ==========

     b. Reconciliation of income taxes attributable to continuing operations for the years ended December 31, 1998, 1999 and 2000 calculated at the statutory rate and the income tax benefit (expense) is as follows:

                                                               1998           1999           2000
                                                            ----------     ----------     ----------
         ASE Test, Inc.
         Tax based on pretax accounting income at statutory
           rate                                             $   (4,909)    $   (8,471)    $   (12,873)
         Add (deduct) tax effect of :
               Permanent differences
                     Tax-exempt income - tax holiday             4,000          6,145          6,126
                     Tax-exempt income - investment income
                       (loss)                                       33          1,624           (146)
               Temporary differences
                     Loss on long-term bond securities               -              -           (789)
                     Unrealized foreign exchange loss                -           (316)          (363)
                     Bad debts                                       -           (122)          (290)
                     Other                                           -            (30)           135
               Credits for investment in machinery and
                 equipment, and research and development
                 expenditures
                     Deferred                                    7,877          5,257          4,990
                     Reversal of (provision for) valuation
                       allowance                                (2,771)        (3,162)         4,661
                     Utilized                                      438          1,170          8,527
               Adjustment of prior year's income tax             1,390            368              -
               Income taxes (10%) on undistributed earnings          -              -         (2,939)
               Other                                                36              5            (71)
                                                            ----------     ----------     ----------
         Income tax benefit                                      6,094          2,468          6,968
                                                            ----------     ----------     ----------
(Forward)




         ASE Test Malaysia
         Tax based on pretax accounting income at
           statutory rate                                   $   (7,678)    $   (8,545)    $  (13,780)
         Add (deduct) tax effects of:
               Permanent differences
                     Tax-exempt income                          10,891          8,545          8,881
                     Others                                     (3,392)             -           (156)
               Temporary differences
                     Depreciation and capital allowance              -              -          4,636
                     Provisions and deferred assets                  -              -            219
               Deferred                                          1,395          1,044         (4,855)
               Provision for valuation allowance                  (465)             -              -
                                                            ----------     ----------     ----------
               Income tax benefit (expense)                        751          1,044         (5,055)
                                                            ----------     ----------     ----------

         ISE Labs
         Tax based on pretax accounting income at
            statutory rate (federal tax rate 35%
            and state tax rate 6%)                                   -         (4,254)        (7,121)
         Add (deduct) tax effects of:
               Permanent differences
                     Penalty                                         -           (393)        (1,339)
                     Amortization and expenses                       -           (105)          (250)
               Utilization of loss carryforward                      -              -          1,087
               Utilization of tax credit for capital
                 expenditure                                         -            679              -
               Deferred                                              -           (188)            76
               Lower foreign tax rate adjustment and other           -             71          3,437
                                                            ----------     ----------     ----------
               Income tax expense                                    -         (4,190)        (4,110)
                                                            ----------     ----------     ----------
         Income tax benefit (expense)                       $    6,845     $     (678)    $   (2,197)
                                                            ==========     ==========     ==========

         ASE Test, Inc. was approved for exemption from income tax for its income generated from testing of integrated circuits that is attributable to its expansion project in 1994 and 1998, for five years starting January 1996 and 2001, respectively.

         ASE Test Malaysia has been further granted pioneer status under the Investment Incentives Act, 1968 and was exempt from income taxes for a period of five years through June 1999. ASE Test Malaysia has been granted approval of "hi-tech prioneer" status from the government under the Promotion of Investment Act of 1986 for additional five years and is expected to commence the tax holiday retroactively from July 1, 1999. The per share effect (primary earnings per share) of tax holiday is US$0.17 in 1998, US$0.17 in 1999 and US$0.16 in 2000.

         Undistributed earnings of ASE Test Limited's subsidiaries amounted to approximately $311,000 as at December 31, 2000. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for income tax has been provided thereon.

     c. Deferred income tax assets and liabilities as of December 31, 1999 and 2000 are summarized as follows:

                                                         1999          2000
                                                      ----------    ----------
         Current assets
               ISE Labs
                    Receivable allowance and deferred
                      revenue                         $      883    $     1,609
                    Net operating loss carryforward            -            923
                    Amortization and other                   904            641
                                                      ----------     ----------
                                                           1,787          3,173
               ASE Test, Inc.                              2,913          6,702
                                                      ----------     ----------
                                                           4,700          9,875
               Valuation allowance                        (1,321)        (1,937)
                                                      ----------     ----------
                                                      $    3,379     $    7,938
                                                      ==========     ==========

         Non-current assets (liabilities)
               ASE Test, Inc.                         $   19,527     $   19,209
               ASE Test Malaysia                           4,855              -
                                                      ----------     ----------
                                                          24,382         19,209
               Valuation allowance                        (6,092)          (781)
                                                      ----------     ----------
                                                          18,290         18,428
                                                      ----------     ----------
               ISE Labs
                    Depreciation                          (3,977)        (4,257)
                    Excess of purchase cost (Note 1)      (4,990)        (2,288)
                    From foreign subsidiaries             (1,822)        (2,023)
                    Other                                   (395)             -
                                                      ----------     ----------
                                                         (11,184)        (8,568)
                                                      ----------     ----------
                                                      $    7,106     $    9,860
                                                      ==========     ==========

         Deferred income tax assets consists of ASE Test, Inc. of tax credits arising from investments in machinery and equipment and research and development expenditures; while those of ASE Test Malaysia are from the pre-pioneer period loss carryforward and capital allowances.

         Due to new tax rulings effective in 2000, ASE Test, Inc. is allowed to utilize a greater proportion of its tax credits. As a result, the valuation allowance for non-current deferred tax asset is reversed and credited to income tax benefits.

     d. As of December 31, 2000, ASE Test, Inc. has unused tax credits which can be utilized to offset its future income tax are listed as follows:

         Year of Expiry
         --------------
         2001                                            $    6,702
         2002                                                 4,555
         2003                                                 6,680
         2004                                                 7,974
                                                         ----------
                                                         $   25,911
                                                         ==========

     In the ROC, the tax credits may be utilized to reduce up to 50% of income tax payable each year; but in the expiring year, any remainder can be used entirely.

     The credits of ASE Test Malaysia will be available to reduce its entire amount of income taxes payable after the pioneer period ended on June 30, 1999 without expiration date.

     ISE Labs' available Federal and State net operating loss carryforward are approximately $2.5 million and $1.0 million with expiration period to 2020 and 2005, respectively.

     Income tax return of ASE Test, Inc. has been examined by the ROC tax authorities through 1999. No additional taxes were required based on the examination.

13.  PENSION PLAN

     ASE Test, Inc. has a defined benefit pension plans for its regular employees. Retirement benefits are based on the length of service and average salaries or wages of the last six months before retirement. ASE Test, Inc. makes monthly contributions, at 2% of salaries and wages to pension funds which are in the name of, and are administered by, the employees pension plan committee and is deposited in the Central Trust of China, a government agency, which may invest such fund in stocks, bonds and other securities. Information relating to such investments is unavailable to ASE Test, Inc. The changes in the retirement funds are summarized as follows:

                                                                    1998           1999           2000
                                                                 ----------     ----------     ----------
     Balance, beginning of year                                  $      526     $      740     $    1,015
     Contributions                                                      181            207            325
     Payments                                                           (21)            (6)            (6)
     Interest income                                                     40             48             84
     Exchange difference                                                 14             26            (77)
                                                                 ----------     ----------     ----------
     Balance, end of year                                        $      740     $    1,015     $    1,341
                                                                 ==========     ==========     ==========

     Pension costs for ASE Test, Inc. consist of:

                                                                    1998           1999           2000
                                                                 ----------     ----------     ----------
     Service costs                                               $      261     $      287     $      491
     Interest                                                            63             86            120
     Projected return on pension assets                                 (47)           (55)           (52)
     Amortization of prior period service cost, gain or loss
       on plan assets, etc.                                              17             10            (13)
                                                                 ----------     ----------     ----------
                                                                 $      294     $      328     $      546
                                                                 ==========     ==========     ==========

     Other pension information based on actuarial calculations of the plan are as follows:

                                                                    1998           1999           2000
                                                                 ----------     ----------     ----------
     a.  Benefit obligations
               Accumulated benefit obligation                    $      505     $      878     $    1,144
               Additional benefits based on future salaries             816            969          1,345
                                                                 ----------     ----------     ----------
               Projected benefit obligation                           1,321          1,847          2,489
               Fair value of assets                                    (778)        (1,064)        (1,341)
                                                                 ----------     ----------     ----------
               Funded status                                            543            783          1,148
               Unrecognized net transition obligation                  (227)          (221)          (200)
               Unrecognized gain (loss) of pension assets               (82)          (200)          (380)
                                                                 ----------     ----------     ----------

               Accrued pension cost                              $      234     $      362     $      568
                                                                 ==========     ==========     ==========

     b.  Vested obligation                                       $        -     $       26     $       30
                                                                 ==========     ==========     ==========

     c.  Actuarial assumption

               Discount rate                                           6.5%           6.5%           6.0%
               Increase in future salary level                         5.0%           4.0%           4.0%
               Expected rate of return on plan assets                  6.5%           6.5%           6.0%

     In addition, ISE Labs, Inc. has a defined contribution savings plan (401
     (k) plan) for eligible employees. This plan permits employees to make contributions up to the maximum limits allowable under Internal Revenue Code Section 401 (k). All employees who have completed three months of employment with ISE Labs, Inc. may contribute pretax dollars to the 401
     (k) plan, and ISE Labs, Inc. provides no matching contributions for a portion of the employees' contributions.

     The Company have no other post-retirement or post-employment benefit plans.

14.  STOCK OPTION PLANS

     ASE Test Limited has six stock option plans, the 1996 Option Plan (the "Pre-IPO Plan"), the 1996 Executive Management Option Plan (the "1996 Plan"), and the 1997, 1998, 1999 and 2000 Option Plans. Stock options granted under these plans are exercisable for the stock of ASE Test Limited based on a vesting schedule over five years until the options expire. Because the exercise price is equal to the stock's market price on the date of grant, no compensation cost was recognized.

15.  INTEREST - NET
                                   1998           1999           2000
                                ----------     ----------     ----------
     Interest expense           $    4,765     $   13,537     $   20,575
     Interest income                (1,498)        (1,834)        (5,835)
                                ----------     ----------     ----------
     Net                        $    3,267     $   11,703     $   14,740
                                ==========     ==========     ==========

16.  RELATED PARTY TRANSACTIONS

     Related party transactions with Advanced Semiconductor Engineering, Inc. ("ASE, Inc."), parent company, and five affiliates, ASE Material Inc. ("ASE Material"), ASE Technologies, Inc. ('ASE Technologies"), ASE (Chung-Li) Inc. ("ASE Chung-Li"), ASE (Korea) Inc. ("ASE Korea") and ASE Holding Electronics (Philippine) Inc. ("ASE Philippine") are as follows:

                                         1998           1999           2000
                                      ----------     ----------     ----------
     For the year
     Revenues
           ASE, Inc.                  $    2,302     $      713     $       87
           ASE Philippine                      1              -              -
                                      ----------     ----------     ----------
                                      $    2,303     $      713     $       87
                                      ==========     ==========     ==========

     Processing expense
           ASE Technologies           $      133     $        7     $        -
                                      ==========     ==========     ==========

     Purchase of fixed assets
           ASE Philippine             $      124     $        -     $        -
           ASE, Inc.                         269             30            937
           ASE Korea                           -              -            487
                                      ----------     ----------     ----------
                                      $      393     $       30     $    1,424
                                      ==========     ==========     ==========

     Purchase of raw materials
           ASE, Inc.                  $    1,416     $      475     $      730
           ASE Material                      260            328          1,594
           ASE Philippine                      -              -            127
           ASE Chung-Li                        -              4             38
                                      ----------     ----------     ----------
                                      $    1,676     $      807     $    2,489
                                      ==========     ==========     ==========

     Sale of fixed assets
           ASE Philippine             $      116     $      659     $       25
           ASE, Inc.                         440            124             75
           ASE Korea                           -              -             72
           ASE Chung-Li                        -              -          1,044
                                      ----------     ----------     ----------
                                      $      556     $      783     $    1,216
                                      ==========     ==========     ==========

                                                        1999           2000
                                                     ----------     ----------
     At year-end
     Accounts receivable
           ASE, Inc.                                 $      518     $    2,176
           ASE Chung-Li                                       -          1,002
           ASE Technologies                                   -              -
           ASE Philippine                                   663              -
                                                     ----------     ----------
                                                     $    1,181     $    3,178
                                                     ==========     ==========
     Accounts payable
           ASE, Inc.                                 $    1,188     $      793
           ASE Korea                                          -            487
           ASE Material                                       -            230
           ASE Chung-Li                                       -             36
           ASE Philippine                                     -             11
                                                     ----------     ----------
                                                     $    1,188     $    1,557
                                                     ==========     ==========

     These transactions were conducted at prices and terms comparable to those applied in transactions with unrelated companies, except for the purchases and sales of fixed assets which were recorded at net book values.

17.  EARNINGS PER SHARE

     The Convertible Notes are not considered in the calculation of primary and fully diluted earnings per share because they have anti-dilutive effect. Earnings per share are calculated based on the weighted average number of shares of common share and common share equivalents outstanding. Primary and fully diluted earnings per share consider the effect for the common share equivalent of outstanding stock options using treasury stock method. Common share equivalent of employees' stock options of ASE Test Limited are included in the earnings per share calculation.

18.  ASSETS PLEDGED OR MORTGAGED

     The following assets of ASE Test, Inc. are pledged or mortgaged as collateral for mortgage bank loans and as guarantees for recruitment of foreign laborers:

                                                        1999           2000
                                                     ----------     ----------
     Time deposits                                   $      227     $      295
     Machinery and equipment - net                       78,044         87,495
                                                     ----------     ----------
                                                     $   78,271     $   87,790
                                                     ==========     ==========

     Total assets of ISE Labs amounting to $94,663 and $209,270 as of December 31, 1999 and 2000 are secured under long-term debts.

19.  COMMITMENTS AS OF DECEMBER 31, 2000

     a. The land on which the buildings of ASE Test, Inc. is situated is leased under two agreements with the government expiring on various dates from February to December 2006. The agreements grant ASE Test, Inc. options to renew the leases, and reserve the right for the lessor to adjust the lease charges upon increase in the assessed value of the land and to terminate the leases under certain conditions. ISE Labs also leased office space and equipment under non-cancellable operating lease agreements. The rental expenses for the years ended December 31, 1998, 1999 and 2000 were $37, $1,489 and $2,945, respectively. The future minimum lease payments under above-mentioned operating leases are as follows:

         2001                                           $    7,694
         2002                                                6,788
         2003                                                6,701
         2004                                                6,612
         2005 and thereafter                                29,513
                                                        ----------
                                                        $   57,308
                                                        ==========

         In addition, ASE Test, Inc. and ISE Labs, also lease equipment under non-cancellable capital lease agreements. As of December 31, 2000, the net book value of the equipment acquired under the lease obligations amounted to $2,070. The future minimum lease payments under above-mentioned capital leases for equipment are as follows:

         2001                                           $      922
         2002                                                  922
         2003                                                  230
                                                        ----------
         Total minimum lease payments                        2,074
         Less:  Amount representing interest                  (181)
                                                        ----------
         Present value of future lease obligations           1,893
         Capital lease obligation, current                    (799)
                                                        ----------
         Capital lease obligation, long-term            $    1,094
                                                        ==========

     b.  ASE Test, Inc. has unused letters of credit of $2,204.

     c. ASE Test, Inc. and ASE Test Malaysia have commitments to purchase machinery and equipment of $35,895 and $24,985, respectively.

     d. ASE Test Malaysia has construction contracts for buildings and improvements of $2,568.

     e. ASE Test, Inc. and ASE Test Malaysia engaged outside sales agencies. Commissions and service fees were paid based on monthly incurred services associated cost and expenses plus 15% or based on (0.5%-1.5% before July 2000; 0.7% thereafter) of net export sales and service fees. Such commissions for 1998, 1999 and 2000 were $4,158, $4,571 and $6,323, respectively.

20.  DERIVATIVE FINANCIAL INSTRUMENTS

     a.  Information on derivative transactions is as follows:

         Forward exchange contract

         ASE Test Malaysia entered into forward contracts to hedge foreign exchange fluctuations associate with foreign currency liabilities. As of December 31, 2000, the outstanding contracts are as follows:

                            Contract
            Forward           Value                          Carrying       Fair
            Contract       (Thousand)     Forward Rate        Value         Value         Maturity Dates
         ---------------  -----------   -----------------   ----------    ----------     ----------------
         Purchase         US$      45    3.7909 (US$/RM)    $      0.1    $      0.1     January 4, 2001
         Purchase         US$   3,000    3.7677 (US$/RM)          25.5          25.3     January 4, 2001
         Purchase         JPY  50,000    0.0351 (JPY/RM)          (0.9)        (52.2)    January 4, 2001
         Purchase         US$   3,000    3.7721 (US$/RM)          22.0          15.3     January 31, 2001
         Purchase         JPY  50,000    0.0347 (JPY/RM)           3.5         (29.4)    January 31, 2001
         Purchase         JPY  20,000    0.0333 (JPY/RM)           8.9             -     February 28, 2001
         Purchase         JPY  30,000    0.0346 (JPY/RM)           2.7         (10.7)    February 28, 2001

         The gain or loss to the Company in the event of nonperformance under derivatives financial instruments contracts is the fair value of these instruments as at December 31, 2000.

         The gain arising from such contracts based on mark-to-market valuation were approximately $2,509 in 2000.

     b.  European options

         Because ASE Test, Inc. expects to receive US dollars from export sales and to pay Japanese Yen or New Taiwan dollars for purchasing equipment or long-term debt, it entered into foreign currency written option contracts to hedge risk of exchange rate fluctuations. As of December 31, 2000, these is no outstanding European options contract.

     c.  Transaction risk

         1)   Credit risk

              ASE Test Malaysia is exposed to credit risk in the event of non-performance of the counterparties to forward contracts on maturity. In order to manage this risk, ASE Test Malaysia transacts only with financial institutions with good credit ratings. As a result, no material losses resulting from counterparty defaults are anticipated.

         2)   Market risk

              ASE Test Malaysia entered into forward contracts to hedge the effects of foreign currency fluctuations on net assets or net liabilities. Hence, the impact of market risk was reduced.

         3)   Liquidation risk and cash-flow risk

              ASE Test Malaysia entered into forward contracts to hedge its exposure to the effect of exchange rate fluctuations on net assets or net liabilities. At the maturity of these contracts, ASE Test, Inc. has enough operating capital to meet cash requirements, so there are no exposures to liquidation risk and cash flow risk.

21.  NON-DERIVATIVE FINANCIAL INSTRUMENT

                                                                    1999                         2000
                                                          ------------------------     -------------------------
                                                           Carrying         Fair         Carrying        Fair
                  Accounts                                   Value         Value          Value          Value
     --------------------------------------------------   ----------    ----------     ----------     ----------
     Assets
           Cash and cash equivalents(including
             pledged time deposits)                       $   45,031    $   45,031     $  157,440     $  157,440
           Short-term investments                             11,860        11,860          9,062          9,062
           Accounts receivable - net                          59,647        59,647         86,466         86,466
           Long-term investments - net                        70,708        70,221         87,161         87,161

     Liabilities
           Short-term borrowings                                   -             -         17,728         17,728
           Accounts payable                                   12,590        12,590         26,345         26,345
           Long-term debts (including current
             portion)                                        292,579       292,579        287,497        287,497

     The carrying values of cash, accounts receivable, short-term borrowings, and accounts payable approximate fair values because of the short maturities of these instruments. The fair values of short-term and long-term investments are determined based on market values or net equity values. The fair values of long-term liabilities are determined based on the estimated present values of future cash flows. Discount rates are the interest rates of similar long-term debt instruments which the Company is able to obtain. Fair value of long-term debts are their carrying values because floating interest rates are applied.

22.  CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

     A substantial portion of sales is made to a small number of customers on credit and generally no collateral is required. Concentration of accounts receivable as of December 31, 1999 and 2000 are as follows:

                                               Percentage of
                                           Accounts Receivable
                                           -------------------
                                             1999       2000
                                           --------   --------
     Five largest customers                  24%         36%

     Credit evaluation of each customer is performed and reserves for potential credit losses are maintained. Losses from bad debts, in the aggregate, have not exceeded management's expectations.

23.  SEGMENT AND GEOGRAPHICAL INFORMATION

     a. The Companies belong to a single industry, namely, packaging and testing of integrated circuits.

     b.   Geographic information - revenue

                                            1998                   1999                     2000
                                    --------------------   -------------------    ---------------------
                Area                   Amount        %       Amount        %        Amount          %
         ----------------           ----------     -----   ----------    -----    ----------      -----
         America                    $  153,513       83    $  207,652       77    $  323,658        74
         Asia                           22,569       12        50,652       19        87,897        20
         Europe                          8,573        5        11,945        4        28,730         6
         Australia                           8        -             5        -             -         -
                                    ----------     ----    ----------     ----    ----------      ----
                                    $  184,663      100    $  270,254      100    $  440,285       100
                                    ==========     ====    ==========     ====    ==========      ====

     c.  Geographic information - long-live assets

                                                                   1999                     2000
                                                           -------------------    ---------------------
                                                             Amount        %        Amount          %
                                                           ----------    -----    ----------      -----
         Asia                                              $  316,549       86    $  548,914        86
         America                                               50,359       14        90,168        14
                                                           ----------     ----    ----------      ----

                                                           $  366,908      100    $  639,082       100
                                                           ==========     ====    ==========      ====

     d.  Major customers

         Customers representing 10% or more of total revenues are as follows:

                                            1998                   1999                     2000
                                    --------------------   -------------------    ---------------------
                                       Amount        %       Amount        %        Amount          %
                                    ----------     -----   ----------    -----    ----------      -----
         Customer A                 $   30,273       16    $   37,939       14    $   60,219        14
         Customer B                     19,102       10        22,832        8        42,719        10
         Customer C                     17,586       10        23,315        9        27,534         6
         Customer D                     30,421       16        19,118        7        23,863         5
                                    ----------     ----    ----------     ----    ----------      ----
                                    $   97,382       52    $  103,204       38    $  154,335        35
                                    ==========     ====    ==========     ====    ==========      ====

         ASE Test, Inc.'s revenues from testing services provided to certain of ASE Inc.'s customers through ASE Inc. amounted to $2,453, $1,880 and $4,493 in 1998, 1999 and 2000, respectively. None of such customers individually accounted for more than 10% of ASE Test, Inc.'s revenues from testing services in any such period.

     e.  Reported segment information

         The Company has two reportable segments, Testing and Packaging, each of which requires different development and production. The testing division provides testing services, including front-end engineering testing, wafer probing and final testing services. The packaging division packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics. The accounting policies of the segments are the same as those described in Note 2. Segment information for the years ended December 31, 1999 and 2000 is as follows:

                                                                     Testing      Packaging      All other       Totals
                                                                  ------------   -----------   ------------   ------------
          2000
               Revenue from external customers                    $    316,158   $   124,127   $          -   $    440,285
               Interest revenue                                          1,222           527          4,086          5,835
               Interest expense                                         (7,814)         (110)       (12,651)       (20,575)
               Net interest revenue (expense)                           (6,592)          417         (8,565)       (14,740)
               Depreciation and amortization                           103,943        12,894            669        117,506
               Segment profit (loss) from continuing operation          84,406        26,915          2,322        113,643
               Segment assets                                          762,811        84,414        244,430      1,091,655
               Expenditures for segment assets                         365,054        32,522         15,621        413,197

          1999
               Revenue from external customers                         178,667        91,587              -        270,254
               Interest revenue                                            599           727            508          1,834
               Interest expense                                         (6,940)         (100)        (6,497)       (13,537)
               Net interest revenue (expense)                           (6,341)          627         (5,989)       (11,703)
               Depreciation and amortization                            55,628        10,076          3,065         68,769
               Segment profit (loss) from continuing operation          47,665        18,357           (387)        65,635
               Segment assets                                          404,239        80,372        172,646        657,257
               Expenditures for segment assets                         100,769        17,828         10,093        128,690

24.  PRO FORMA INFORMATION

     The unaudited pro forma consolidated statement of income information are presented below (EPS in US Dollars) as if the acquisition of ISE Labs shares had occurred at beginning of each year:

                                                  1998           1999
                                               ----------     -----------
     Net revenues                              $  253,237     $  289,931
     Net income                                    36,285         59,143
     Earnings per share
           Primary                                  $0.42          $0.67
                                                    =====          =====
           Fully diluted                            $0.42          $0.67
                                                    =====          =====

     The pro forma results of operations include adjustments to give effect to the net increase in depreciation and the amortization of goodwill related to the increased value of acquired fixed assets and identifiable intangible assets, and interest expense on debt assumed to finance the purchases. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchases been made at the beginning of the periods or the future results of the combined operations.

25.  DISCONTINUED OPERATIONS

     During the year ended December 31, 2000, ISE Labs discontinued its packaging operation in Manteca, California. The accompanying financial statements for 1999 have been restated to be reclassified by packaging segment as a discontinued operation as a result of the sale of the segment on July 25, 2000.

     Summarized below are the net assets of this discontinued segment as of December 31, 1999. All net assets are shown as current due to the current sale of the segment:

     Inventory                                              $       309
     Other assets                                                     3
     Fixed assets, net                                            6,362
                                                            -----------
     Net assets of discounted operations                    $     6,674
                                                            ===========

     Summarized below are operating results of the discontinued segment for the period from May 5 to December 31, 1999 and for the year ended December 31, 2000:

                                                  1999           2000
                                               ----------     -----------

     Net sales                                 $    6,079     $    5,024
     Gross profit                                     112            414
     Loss before income taxes                      (2,294)        (1,146)
     Income tax benefit                               934            388
     Net loss from discontinued operations         (1,360)          (758)

     The discontinued assets were written down to fair value in accordance with SFAS No. 121, accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Fair value was determined based on the intended proceeds from the disposal of the operations. In July 2000, ISE Labs sold its packaging operations in Manteca, California, for total proceeds of $4.9 million to existing shareholders of ISE Labs and resulted in a disposition loss of $1,327, net of tax benefits of $608. As discussed in Note 1, this disposition in loss was considered an adjustment of purchase price allocation.

26.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING
     PRINCIPLES FOLLOWED BY THE COMPANY AND GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the Republic of China ("ROC GAAP"), which differ in the following respects from generally accepted accounting principles in the United States ("US GAAP"):

     a.  Pension benefits

         US Statement of Financial Accounting Standards (US FAS) 87, "Accounting for Pensions", was effective no later than the beginning of the first period for which a US GAAP reconciliation is required. A portion of the unrecognized net transition obligation at the adoption date is to be allocated directly to equity. The adoption date of ASE Test, Inc. for US FAS 87 is the beginning of 1987. ROC SFAS 18, which is substantially similar to US FAS 87, was effective in 1996. Therefore, pension expenses due to different adoption dates are adjusted.

     b.  Marketable securities

         Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market, and debt securities at cost. Under US FAS 115, "Accounting for Certain Investments in Debt and Equity Securities", except for debt securities classified as "held-to-maturity securities", investments in debt and equity securities, other than those recorded on the equity method, should be stated at fair value.

     c.  Bonuses to employees, directors and supervisors

         According to the ROC regulations and the Articles of Incorporation of ASE, Inc. and ASE Test, Inc., a portion of distributable earnings should be set aside as bonuses to employees, directors and supervisors. Bonuses to directors and supervisors are always paid in cash. However, bonuses to employees are paid in cash by ASE Test, Inc., and are granted in stock of ASE, Inc. by ASE, Inc.. Cash bonuses which are distributed as bonuses to employees, are charged against retained earnings under ROC GAAP, after such appropriations are formally approved by the board of directors and resolved by the shareholders in the following year. Under the regular bonus plan of the ASE Group effective in 1994, the bonuses payable to employees of all ASE Group companies in Taiwan (including ASE Test, Inc.) shall be paid in common shares of ASE, Inc. issued from the capitalization of its retained earnings to employees. Under US GAAP, such cash payment and the fair market value of the ASE, Inc. common shares received by ASE Test, Inc.'s employees have been recorded as compensation expenses, allocated to cost of revenues, research and development costs and selling, general and administrative expenses, and credited to capital surplus in the year when the bonuses were earned, because ASE, Inc. pays the bonuses on behalf of the Company and does not require reimbursement. Since the amount and form of such bonuses are not finally determinable until the board of directors meeting in the subsequent year, the total amount of the aforementioned bonuses ("regular bonuses") is initially accrued based on the management's estimate regarding the amount to be paid based on Articles of Incorporation of ASE, Inc. and ASE Test, Inc. Any difference between the initially accrued amount and the fair market value of the bonuses settled by the issuance of shares is recognized in the year of approval by the board of directors. The management estimates that the regular annual employees' bonuses, including cash and stock, will approximate three to four months' salaries and wages. Such bonuses under US GAAP were charged to the costs and expenses as follows:

                                                            1998           1999           2000
                                                         ----------     ----------     ----------
         Cost of revenues                                $    1,753     $    2,118     $    3,037
         Selling, general and administrative expenses           296            352            507
         Research and development                               295            352            507
                                                         ----------     ----------     ----------
                                                         $    2,344     $    2,822     $    4,051
                                                         ==========     ==========     ==========

         Aside from the aforementioned regular bonus plan, ASE, Inc., the parent of the Company, decided to grant a special stock bonus to ASE Test, Inc.'s employees aggregating $5,800 and $6,900 in value of ASE, Inc. shares mainly due to excellent profit results for ASE, Inc. in 1997 and 1999. ASE Test, Inc. required its employees who received the special stock bonus to work for an additional three years. Accordingly, the amount of $5,800 and $6,900 is being allocated over three years starting April 1998 and July 2000, respectively, as special compensation expenses in the statement of income.

     d.  Depreciation of buildings

         Under ROC GAAP, the estimated life of a building can be as long as 40 years based on the ROC practices. For US GAAP purposes, an assessment for useful lives of buildings is estimated to be 25 years.

     e.  Excess of book value on transfer of building between related parties

         ASE Test, Inc., a consolidated subsidiary, purchased building and facilities from its affiliate, ASE Technology in 1997. The actual costs purchased from ASE Technology were based on market value. The excess of the payment over book value of NT$17,667 (US$642) was capitalized by ASE Test, Inc. as allowed under ROC GAAP. Under US GAAP, transfers of assets from related parties should not be recorded by the transferee at stepped-up values.

     f.  Impairment of long-lived assets

         US FAS 121 requires entities to perform separate calculations for assets to be held and used to determine whether recognition of an impairment loss is required and, if so, to measure the impairment. If the sum of expected future cash flows, undiscounted and without interest charges, is less than an asset's carrying value, an impairment loss is recognized. If the sum of the expected future cash flows is greater than an asset's carrying value, an impairment loss cannot be recognized. Measurement of an impairment loss is based on the fair value of the asset. US FAS 121 also requires long-lived assets and certain identifiable intangible assets to be disposed of to be reported at the lower of the carrying value or fair value less cost to sell. Based on an assessment by the Company of the potential impact of US FAS 121, there is no impairment loss as of December 31, 2000 for the Company except for the value decline relating to the long-term investment in APP (see Note 5).

     The following reconciles net income and shareholders' equity under ROC GAAP as reported in the consolidated financial statements to the approximate net income and shareholders' equity amounts as determined under US GAAP, giving effect to adjustments for the differences listed above.

                                                                    1998           1999           2000
                                                                 ----------     ----------     ----------
     Net income
     Net income based on ROC GAAP                                $   53,851     $   62,160     $  107,195
                                                                 ----------     ----------     ----------
     Adjustments:
          a.  Pension benefits (expenses)                                 5             10             53
          c.  Bonuses to employees, director and supervisor:
              -   Regular bonuses                                    (2,816)        (4,651)        (2,790)
              -   Special stock bonuses                              (1,463)        (2,031)        (3,236)
          d.  Depreciation of building                                    -           (149)           (62)
          e.  Excess of book value of building transferred
              between related parties                                    13             13             13
     US GAAP adjustments belonged to minority interest                    -              4              -
                                                                 ----------     ----------     ----------
     Net decrease in net income                                      (4,261)        (6,804)        (6,022)
                                                                 ----------     ----------     ----------
     Approximate - net income based on US GAAP                   $   49,590     $   55,356     $  101,173
                                                                 ==========     ==========     ==========

     Earnings per share (In US Dollars)
          Basic                                                  $     0.63     $     0.69     $     1.18
                                                                 ==========     ==========     ==========
          Diluted                                                $     0.57     $     0.63     $     1.09
                                                                 ==========     ==========     ==========

     Number of shares (Note 27d)
          Basic                                                  78,767,112     80,232,420     85,970,361
                                                                 ==========     ==========     ==========
          Diluted                                                86,660,780     88,359,934     92,673,040
                                                                 ==========     ==========     ==========

     Shareholders' equity
     Shareholders' equity based on ROC GAAP                      $  210,614     $  295,380     $  643,136
     Adjustments:
          a.  Pension benefits                                         (136)          (126)           (73)
          b.  Adjustment for long-term investment in equity
              securities                                                109            513              -
          c.  Bonuses to employees, directors and supervisors        (1,629)        (2,313)        (3,796)
          d.  Effect of adjustments on useful life                        -           (149)          (211)
          e.  Excess of book value of building transferred
              between related parties                                  (597)          (584)          (570)
     Effect of US GAAP adjustment on cumulative transaction
       adjustment                                                      (307)          (427)           264
                                                                 ----------     ----------     ----------
     Net decrease in shareholders' equity                            (2,560)        (3,086)        (4,386)
                                                                 ----------     ----------     ----------
     Approximate shareholders' equity based on US GAAP           $  208,054     $  292,294     $  638,750
                                                                 ==========     ==========     ==========

(Forward)



     Changes in shareholders' equity based on US GAAP

     Balance, beginning of year                                  $  155,546     $  208,054     $  292,294
     Net income for the year                                         49,590         55,356        101,173
     Issuance of new shares under stock option plans                  8,009          8,873          7,925
     Capital increase in cash in July 2000                                -              -        263,662
     Convertible notes converted into ordinary shares                     -              -            115
     ASE, Inc. shares to be distributed as bonus to employees         2,650          4,369          4,625
     Cumulative translation adjustment for subsidiaries               2,014          5,356        (20,887)
     Adjustment from changes in ownership percentage of
     investees                                                            -            (91)        (9,616)
     Unrealized holding gain (loss) on equity securities             (9,755)        10,377           (541)
                                                                 ----------     ----------     ----------
     Balance, end of year                                        $  208,054     $  292,294     $  638,750
                                                                 ==========     ==========     ==========

     A reconciliation of the significant balance sheet accounts to the approximate amounts as determined under US GAAP is as follows:

                                                                 1999           2000
                                                              ----------     ----------
     Buildings and improvement

     As reported                                              $   34,504     $   29,388
     US GAAP adjustments
           Effect of US GAAP adjustments on useful life             (149)          (201)
           Excess of book value of building transferred
             between related parties                                (530)          (489)
                                                              ----------     ----------
     As adjusted                                              $   33,825     $   28,698
                                                              ==========     ==========

     Accrued expenses and other current liabilities

     As reported                                              $   14,646     $   16,846
     US GAAP adjustments
           Bonuses to employees, directors and supervisors         2,313          3,796
           Translation difference                                    263           (221)
                                                              ----------     ----------
     As adjusted                                              $   17,222     $   20,421
                                                              ==========     ==========

     Accrued pension cost

     As reported                                              $      362     $      568
     US GAAP adjustments - pension benefits                          136            121
                                                              ----------     ----------
     As adjusted                                              $      498     $      689
                                                              ==========     ==========

     As a result of the adjustments presented above, the approximate amounts of total assets based on US GAAP are $656,877 and $1,090,965 as of December 31, 1999 and 2000, respectively.

27.  ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

     a.  Significant investee - ASE Chung-Li Inc.

         The summarized financial information of significant investee, ASE (Chung-Li) Inc., is as follows:

         1)   Selected balance sheet information

                                                             1999            2000
                                                          ----------     ----------
              Current assets                              $   44,019     $   59,982
              Non-current assets                             209,351        300,208
              Current liabilities                             69,603        138,933
              Non-current liabilities                         46,843         44,393

         2)   Selected income statement information

                                                             1999            2000
                                                          ----------     ----------
              Net sales                                   $   83,533     $  243,501
              Gross profit                                    20,420         76,454
              Pre-tax income from continuing operations       16,132         54,989
              Net income                                      15,745         51,262

     b.  Pension

         According to US FAS 132, the pension information is disclosed below:

                                                                1998           1999            2000
                                                              ----------     ----------     ----------
         Components of net periodic benefit cost
               Service cost                                   $      261     $      287     $      491
               Interest cost                                          63             86            120
               Expected return on plan assets                        (47)           (55)           (52)
               Amortization of prior service cost                     12              -            (21)
                                                              ----------     ----------     ----------
         Net periodic benefit cost                            $      289     $      318     $      538
                                                              ==========     ==========     ==========

         Change in benefit obligation
               Benefit obligation at beginning of year        $      996     $    1,321     $    1,847
               Service cost                                          261            287            491
               Interest cost                                          63             86            120
               Actuarial gain                                          -            113            179
               Benefits paid                                         (21)            (6)            (6)
               Exchange difference                                    22             46           (142)
                                                              ----------     ----------     ----------
               Benefit obligation at end of year                   1,321          1,847          2,489
                                                              ----------     ----------     ----------

(Forward)



         Change in plan assets
               Fair value of plan assets at beginning of year $      557     $      778     $    1,064
               Actual return on plan assets                           47             55             52
               Employer contribution                                 182            209            302
               Benefits paid                                         (21)            (6)            (6)
               Exchange difference                                    13             28             (71)
                                                              ----------     ----------     ----------
                                                                     778          1,064          1,341
                                                              ----------     ----------     ----------
         Funded status                                               543            783          1,148
         Unrecognized actuarial loss                                (167)          (285)          (459)
                                                              ----------     ----------     ----------

         Net amount recognized (Recognized as accrued
           pension cost)                                      $      376     $      498     $      689
                                                              ==========     ==========     ==========

         Actuarial assumptions:
                                                                1998           1999            2000
                                                              ----------     ----------     ----------
         Discount rate                                              6.5%           6.5%           6.0%
         Rate of compensation increase                              5.0%           4.0%           4.0%
         Expected return on plan assets                             6.5%           6.5%           6.0%

     c.  Income tax

                                                                1998           1999            2000
                                                              ----------     ----------     ----------
         Current                                              $     (581)    $   (3,997)    $   (4,130)
         Income taxes (10%) on undiscontinued earnings                 -              -         (2,939)
         Deferred                                                  6,036          2,951          4,872
         Adjustment of prior years' income tax                     1,390            368              -
                                                              ----------     ----------     ----------

                                                              $    6,845     $     (678)    $   (2,197)
                                                              ==========     ==========     ==========

         Reconciliation of income tax for the years ended December 31, 1998, 1999 and 2000 calculated on pretax financial statement income based on the statutory tax rate and the income tax expense (benefit), which conforms to US GAAP is as follows:

                                                                1998           1999            2000
                                                              ----------     ----------     ----------
         ASE Test, Inc.

         Tax based on pretax accounting income at statutory
           rate (25%)                                         $   (3,844)    $   (6,770)    $  (11,367)
         Add (deduct) tax effects of:
               Permanent differences

                     Bonuses to directors, supervisors and
                       employees                                  (1,068)        (1,670)        (1,507)

         (Forward)



                     Tax-exempt income - tax holiday          $    4,000     $    6,145     $    6,126
                     Tax-exempt income - investment income
                       (loss)                                         33          1,624           (146)
               Temporary differences
                     Loss on long-term bond securities                 -              -           (789)
                     Unrealized foreign exchange loss                  -           (316)          (363)
                     Bad debts                                         -           (122)          (290)
                     Other                                             -            (30)           135
               Credits for investment in machinery and
                 equipment, and research and development
                 expenditures
                     Deferred                                      7,877          5,257          4,990
                     Reversal of (provision for) valuation
                       allowance                                  (2,771)        (3,162)         4,661
                     Utilized                                        440          1,170          8,527
               Adjustment of prior year's income tax               1,390            368              -
               Income taxes (10%) on undistributed earnings            -              -         (2,939)
               Other                                                  37            (26)           (70)
                                                              ----------     ----------     ----------
         Income tax benefits                                       6,094          2,468          6,968
                                                              ----------     ----------     ----------

         ASE Test Malaysia

         Tax based on pretax accounting income at statutory
           rate                                                   (7,678)        (8,545)       (13,780)
         Add (deduct) tax effects of:
               Permanent differences
                     Tax-exempt income                            10,891          8,545          8,881
                     Others                                       (3,392)             -          (156)
               Temporary differences
                     Depreciation and capital allowance                -              -          4,636
                     Provisions and deferred assets                    -              -            219
               Deferred                                            1,395          1,044         (4,855)
               Provision for valuation allowance                    (465)             -              -
                                                              ----------     ----------     ----------
         Income tax benefit (expense)                                751          1,044         (5,055)
                                                              ----------     ----------     ----------

         ISE Labs, Inc.

         Tax based on pretax accounting income at statutory
           rate (federal tax rate 35% and state tax rate 6%)           -         (4,254)        (7,121)
         Add (deduct) tax effects of:
               Permanent differences
                     Penalty                                           -           (393)        (1,339)
                     Amortization and expenses                         -           (105)          (250)
         Utilization of loss carryforward                              -              -          1,087
         Tax credit for capital expenditure                            -            679              -
         Deferred                                                      -           (188)            76
         Lower foreign tax rate adjustments and other                  -             71          3,437
                                                              ----------     ----------     ----------
         Income tax expense                                            -         (4,190)        (4,110)
                                                              ----------     ----------     ----------
         Income tax benefit (expense)                         $    6,845     $     (678)    $   (2,197)
                                                              ==========     ==========     ==========

     d.  Earnings per share

         US SFAS 128 requires the presentation of basic and diluted earnings per share. Basic net income per share is computed based on the weighted average number of common shares outstanding during the period. Diluted net income per share include the effect of diluted equivalent common shares (stock options) issued during the period using the treasury stock method.

     Following is a reconciliation of amounts used in the basic and diluted computation:

                                                                    1998           1999           2000
                                                                  ----------     ----------     ----------
         Net income under US GAAP                                 $  (49,590)    $  (55,356)    $ (101,173)
                                                                  ==========    ===========    ===========

         Weighted average shares-denominator basic computation    78,767,112     80,232,420     85,970,361
         Effect of diluted shares-stock options                    7,893,668      8,127,514      6,702,679
                                                                  ----------   ------------     ----------

         Weighted average shares, as adjusted- denominator        86,660,780     88,359,934     92,673,040
                                                                  ==========     ==========     ==========

         Earnings per share (In US Dollars)
              Basic                                               $     0.63     $     0.69     $     1.18
                                                                  ==========     ==========     ==========
              Diluted                                             $     0.57     $     0.63     $     1.09
                                                                  ==========     ==========     ==========

     e.  Stock option plans

         ASE Test Limited has six stock option plans, the 1996 Option Plan (the "Pre-IPO Plan"), the 1996 Executive Management Option Plan (the "1996 Plan"), the 1997 Option Plan, the 1998 Option Plan, the 1999 Option Plan and the 2000 Option Plan. The Pre-IPO Plan provided for grants of option, which are currently exercisable, to the ASE Test Limited's directors, officers, employees and independent consultants to purchase 1,500,000 shares at US$2.0625 per share. Up to 10,000,000 shares, 3,200,000 shares, 1,600,000 shares, 2,000,000 shares and 12,000,000 shares have been reserved for issuance under the 1996, 1997, 1998, 1999 and 2000 Option Plans, respectively.

         The 1996, 1997, 1998, 1999 and 2000 Option Plans granted the following stock options to purchase the ASE Test Limited's shares which are exercisable based on a vesting schedule over a period of five years until the expiration of options, to directors, officers, key employees and independent consultants. If any granted shares are forfeited, the shares may be granted again, to the extent of any such forfeiture.

                                                                                                   Weight
                                                                                                   Average
                                                                                                  Remaining
                                                                                                 Life as of
                                              Exercose Price                                     December 31,
             Stock Option Plans               (in US Dollars)   Number of Shares Granted         2000 (Years)
         -----------------------------        --------------    ------------------------         ------------
         1996 Option Plan
               I     R&F 2                       $  3                      40,000                    0.7
               II    DIR/R&F                        3.5                 7,750,000                    0.4
               III   R&F 3                          5                      12,000                    1.0
               IV    R&F 4                          5.46875             2,010,000                    1.2
               V     C961                          14                     163,200                    1.9
               VI    C962                          13.4375                 45,800                    2.8
               VII   R&F 5                         20                     187,500                    3.6
               VIII  C963                          25                      34,900                    4.3
         1997 Option Plan
               I     P971                           9.5625              2,720,000                    1.5
               II    C971                          14                      16,000                    1.9
               III   C972                          13.4375                 16,600                    2.8
               IV    P972                          20                     480,000                    3.6
               V     C973                          25                      16,100                    4.3
         1998 Option Plan
               I     P981                          11                   1,269,680                    2.7
               II    P982                          20                     325,000                    3.6
               III   C981                          25                       9,000                    4.3
         1999 Option Plan
               I     P991 and P992                 20                   1,750,000                    8.6
               II    C991 and P994                 25                     352,000                    9.3
         2000 Option Plan                     Not applicable              None                      None

         Each aforementioned option exercise price was equal to the stock's market price on the date of grant. The 1996, 1997 and 1998 Option Plans will expire after 5 years and the 1999 and 2000 Option Plan will expire after 10 years.

         US FAS No. 123, "Stock-Based Compensation" effective in 1996, establishes accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. Under US FAS 123, the Company has elected to continue using the intrinsic value-based method and provide pro forma disclosures of net income and earnings per share as if the fair value accounting provisions of this statement had been adopted.

         The Company has computed for pro forma disclosure purposes the fair value of each option grant, as defined by US FAS 123, using the Black-Scholes option pricing model with the following assumptions:

                                     Pre-IPO Plan       1996 Plan        1997 Plan         1998 Plan        1999 Plan
                                     ------------     ---------------- ----------------  ---------------- -----------
         Risk free interest rate          5.41%          4.29-6.61%       4.29-6.61%        4.56-6.61%     6.01-6.75%
         Expected dividend
           yield                            0%               0%               0%                0%               0%
         Expected lives                 1.5 years       3.4-4 years      3.4-3.8 years    3.4-3.8 years     5 years
         Volatility                       54.64%        54.64-82.08%     54.64-82.08%      55.53-82.08%     55.53%

         For purposes of pro forma disclosure, the estimated fair value of the options are amortized to expense over the option rights vesting periods. Had the Company recorded compensation costs based on the estimated grant date fair value, as defined by US FAS 123, the Company's net income would have been reduced to the pro forma amounts below (EPS in US Dollars).

                                                       1998           1999           2000
                                                    ----------     ----------     ----------
         Net income as reported                     $   49,590     $   55,356     $  101,173
         Pro forma net income                           40,949         47,094         86,557
         Pro forma EPS
              Basic                                      $0.52          $0.59          $1.01
                                                         =====          =====          =====
              Diluted                                    $0.47          $0.53          $0.93
                                                         =====          =====          =====

         The pro forma amounts reflect compensation expense related to 1996, 1997, 1998 and 1999 options granted and vested only. In future years, the annual compensation expense will increase relative to the fair value of the options granted and vested in those future years.

         A summary of the transaction of shares under the four plans is presented bellows:

         Pre-IPO Plan - Shares

                                                       1998           1999           2000
                                                    ----------     ----------     ----------
         Outstanding at beginning of the year          581,776        438,008        387,112
         Granted                                             -              -              -
         Exercised                                    (142,760)       (50,896)       (31,712)
         Forfeited                                      (1,008)             -              -
         Expired                                             -              -              -
                                                    ----------     ----------     ----------
         Outstanding at year - end                     438,008        387,112        355,400
                                                    ==========     ==========     ==========
         Exercisable at year - end                     438,008        387,112        355,400
                                                    ==========     ==========     ==========

         1996 Plan - Shares

         1998                                                  I             II          III           IV           V
                                                           ----------    ----------   ----------   ----------   ----------
              Outstanding at beginning of the year             40,000     6,663,164       12,000    1,790,400      163,200
              Granted                                               -             -            -            -            -
              Exercised                                             -      (949,444)           -     (225,800)      (8,400)
              Forfeited                                             -       (25,600)           -      (19,200)      (9,000)
              Expired                                               -             -            -            -            -
                                                           ----------    ----------   ----------   ----------   ----------

              Outstanding at year-end                          40,000     5,688,120       12,000    1,545,400      145,800
                                                           ==========    ==========   ==========   ==========   ==========
              Exercisable at year-end                          12,000     2,846,120        7,200      383,800       38,560
                                                           ==========    ==========   ==========   ==========   ==========

         1999                         I           II          III            IV            V           VI           VII
                                 ----------   ----------   ----------    ----------   ----------   ----------   ----------
              Outstanding at
                beginning of
                the year             40,000    5,688,120       12,000     1,545,400      145,800       45,800            -
              Granted                     -            -            -             -            -            -      187,500
              Exercised             (24,000)    (844,300)           -      (297,600)     (18,120)      (3,040)           -
              Forfeited                   -      (36,600)           -        (6,000)      (2,800)     (11,200)           -
              Expired                     -            -            -             -            -            -            -
                                 ----------   ----------   ----------    ----------   ----------   ----------   ----------

              Outstanding
                at year-end          16,000    4,807,220       12,000     1,241,800      124,880       31,560      187,500
                                 ==========   ==========   ==========    ==========   ==========   ==========   ==========

              Exercisable at
                year-end              4,000    2,750,420        8,400       299,800       35,360        5,000            -
                                 ==========   ==========   ==========    ==========   ==========   ==========   ==========

         2000                        I           II        III         IV          V         VI        VII         VIII
                                 --------   ----------   -------   ---------   --------   --------   --------   ---------
              Outstanding at
                year-end           16,000    4,807,220    12,000   1,241,800    124,880     31,560    187,500           -
              Granted                   -           -          -           -          -          -          -      34,900
              Exercised            (8,000)   (553,900)    (5,000)   (243,850)   (17,880)    (2,800)   (11,000)          -
              Forfeited                 -     (42,800)         -      (8,000)    (9,500)    (2,600)         -           -
              Expired                   -           -          -           -          -          -          -           -
                                 --------   ----------   -------   ---------   --------   --------   --------   ---------
              Outstanding at        8,000    4,210,520     7,000     989,950     97,500     26,160    176,500      34,900
                                 ========    =========   =======   =========   ========   ========   ========    ========

              Exercisable at
                year-end            4,000    4,210,520     5,800     438,750     47,820      8,640     26,500       3,490
                                 ========    =========   =======   =========   ========   ========   ========    ========

         1997 Plan - Shares

         1998                                                                    I                II               III
                                                                            ------------     ------------     ------------
              Outstanding at beginning of the year                             2,702,000           16,000                -
              Granted                                                                  -                -           16,600
              Exercised                                                         (318,480)          (1,000)               -
              Forfeited                                                          (14,800)               -                -
              Expired                                                                  -                -                -
                                                                            ------------     ------------     ------------
              Outstanding at year-end                                          2,368,720           15,000           16,600
                                                                            ============     ============     ============

              Exercisable at year-end                                            737,640            3,800                -
                                                                            ============     ============     ============

         1999                                                    I               II              III               IV
                                                            ------------    ------------     ------------     ------------
              Outstanding at beginning of the year             2,368,720          15,000           16,600                -
              Granted                                                  -               -                -          480,000
              Exercised                                         (308,700)         (1,200)          (1,242)               -
              Forfeited                                           (7,400)              -             (100)               -
              Expired                                                  -               -                -                -
                                                            ------------    ------------     ------------     ------------
              Outstanding at year-end                          2,052,620          13,800           15,258          480,000
                                                            ============    ============     ============     ============

              Exercisable at year-end                            717,020           4,200            2,058                -
                                                            ============    ============     ============     ============

         2000                                   I               II              III               IV               V
                                           ------------     ------------    ------------     ------------     ------------
              Outstanding at
                beginning of the
                year                          2,052,620           13,800          15,258          480,000               -
              Granted                                 -                -               -                -          16,100
              Exercised                        (280,420)          (1,300)         (2,442)         (11,260)              -
              Forfeited                         (55,080)          (4,000)         (1,440)         (29,700)              -
              Expired                                 -                -               -                -               -
                                           ------------     ------------    ------------     ------------    ------------
              Outstanding at year-end         1,717,120            8,500          11,376          439,040          16,100
                                           ============     ============    ============     ============    ============
              Exercisable at year-end           964,360            3,700           2,716           80,640           1,610
                                           ============     ============    ============     ============    ============

         1998 Plan - Shares

                                              1998                      1999                          2000
                                      ----------------------   ----------------------   ----------------------------------
                                          I            II          I          II            I          II           III
                                      ---------    ---------   ---------   ---------    ---------   ---------    ---------
         Outstanding at beginning
           of the year                        -            -   1,269,680           -    1,179,624     325,000            -
         Granted                      1,269,680            -           -     325,000            -           -        9,000
         Exercised                            -            -     (78,128)          -      (84,157)     (4,000)           -
         Forfeited                            -            -     (11,928)          -      (19,864)     (3,000)           -
         Expired                              -            -           -           -            -           -            -
                                      ---------    ---------   --------- -----------    ---------   ---------    ---------
         Outstanding at year-end      1,269,680            -   1,179,624     325,000    1,075,603     318,000        9,000
                                      =========    =========   ========= ===========    =========   =========    =========
         Exercisable at year-end              -            -     174,488           -      343,843      60,400          900
                                      =========    =========   ========= ===========    =========   =========    =========

         1999 Plan - Shares
                                                                       1999                             2000
                                                            ----------------------------     ----------------------------
                                                                 I              II                I              II
                                                            ------------    ------------     ------------    ------------
         Outstanding at beginning of the year                          -               -        1,750,000               -
         Granted                                               1,750,000               -                -         352,000
         Exercised                                                     -               -           (5,320)              -
         Forfeited                                                     -               -         (111,200)              -
         Expired                                                       -               -                -               -
                                                            ------------    ------------     ------------    ------------
         Outstanding at year-end                               1,750,000               -        1,633,480         352,000
                                                            ============    ============     ============    ============
         Exercisable at year-end                                       -               -          308,240          35,200
                                                            ============    ============     ============    ============

     f.  Segment information

         Effective July 1, 1998, the Company adopted US FAS No. 131, "Disclosure about Segment of Enterprise and Related Information". This statement requires enterprises to report information relating to the operating segments in financial statements. The information disclosed in Note 23d. conforms to the requirement of US FAS No. 131.

     g. According to US FAS 130, the statement of comprehensive income for the years ended December 31, 1998, 1999 and 2000 are present below:

                                                                    1998           1999           2000
                                                                 ----------     ----------     ----------
         Current earnings based on US GAAP                       $   49,590     $   55,356     $  101,173
         Other comprehensive income, net of income tax
           expense of $494 in 1998 and $1,339 in 1999,
           and income tax benefit of $5,222 in 2000:
               Translation adjustment on subsidiaries                 1,520          4,017        (15,665)
               Unrealized holding gain (loss) of long-term           (9,755)        10,377           (541)
                                                                 ----------     ----------     ----------
         Comprehensive Income                                    $   41,355     $   69,750     $   84,967
                                                                 ==========     ==========     ==========

     h.  New accounting standards

         The Company is required by SEC Staff Accounting Bulletin No. 74, to disclose of the impact recently issued accounting standards will have on its financial statements when adopted in a future period, as well as make certain disclosure about recently issued accounting standards.

         In June1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (" US FAS 133"), accounting for derivative instruments and hedging activities. US FAS No. 133 has been amended by US FAS No. 138, issued in June 2000.

         US FAS 133, as amended, establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contract, and for hedging activities. These standards require that all derivatives be measured at fair value and recognized as either assets or liabilities in the balance sheet. Changes in the fair values of derivative instruments not used as hedges will be recognized in earnings immediately. The effective portion of changes in the fair value of qualifying hedging derivative instruments will be recognized either in earnings for hedges of changes in fair value or in other comprehensive income (loss) for hedges of changes in cash flows. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company will adopt US FAS 133, as amended, in its fiscal year ending December 2001 and does not expect adoption to have a material impact on its financial position or results of operations.

                                                                                                              SCHEDULE II

                                                                                        VALUATION AND QUALIFYING ACCOUNTS

                                     Balance at                    Charged to     Charged to                   Balance at
                                     Beginning     Increase by      Costs and       Other                          End
Description                           of Year      Acquisition      Expenses      Accounts      Deductions      of Year
-----------                        -------------   -----------     ----------    ------------   ----------     ----------
2000
Allowance for sales discounts and
  doubtful accounts                  $    3,029     $        -     $    2,226     $     (103)   $     (377)    $    4,775
Allowance for obsolescence                1,102              -            563             (3)         (668)           994

1999
Allowance for sales discounts and
  doubtful accounts                         645          2,162            780             21          (579)         3,029
Allowance for obsolescence                  724          2,739            377              1        (2,739)         1,102

1998
Allowance for sales discounts and
  doubtful accounts                         562              -             59             24              -           645
Allowance for obsolescence                  617              -            111             (4)             -           724

Item 19. Exhibits.

     1. (a) Memorandum and Articles of Association of the Registrant (incorporating all amendments as at June 4, 1998) (incorporated by reference to Exhibit 1(a) to the Company's annual report on Form 20-F for the year ended December 31, 1997).

          (b)  Resolutions passed on May 29, 1997 (incorporated by reference to
               Exhibit 1(b) to the Company's annual report on Form 20-F for the year ended December 31, 1997).

          (c) Resolutions passed on September 26, 1997 (incorporated by reference to Exhibit 1(c) to the Company's annual report on Form 20-F for the year ended December 31, 1997).

          (d)  Resolutions passed on June 4, 1998 (incorporated by reference to
               Exhibit 1(d) to the Company's annual report on Form 20-F for the year ended December 31, 1997).

          (e)  Resolutions passed on May 14, 1999 (incorporated by reference to
               Exhibit 1(e) to the Company's annual report on Form 20-F for the year ended December 31, 1998).

          (f)  Resolution passed on June 14, 2000 (incorporated by reference to
               Exhibit 1(f) to the Company's annual report of Form 20-F for the year ended December 31, 1999).

          (g) Resolutions passed on June 28, 2000 (incorporated by reference to Exhibit 1(g) to the Company's annual report of Form 20-F for the year ended December 31, 1999).

          (h) Resolutions of an Extraordinary General Meeting of the shareholders passed on October 14, 1999.

     4. (a) Lease Agreement with Nantze Export Processing Zone Administration (New Plant) (incorporated by reference to Exhibit 10.7 to the 1997 Registration Statement).

          (b) Lease Agreement between ASE Test Malaysia and Penang Development Corporation (incorporated by reference to Exhibit 2(c) to the Company's annual report on Form 20-F for the year ended December 31, 1997).

          (c) Indenture dated June 29, 1999 among ASE Test Finance Limited, ASE Test Limited and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2(g) to the Company's annual report on Form 20-F for the year ended December 31,
               1998).

          (d) Resale Registration Rights Agreement dated June 29, 1999 among ASE Test Finance Limited, ASE Test Limited and Lehman Brothers International (Europe) (incorporated by reference to Exhibit 2(h) to the Company's annual report on Form 20-F for the year ended December 31, 1998).

          (e) License Agreement dated as of January 16, 2001 between 1st Silicon (Malaysia) Sdn. Bhd. and ASE Electronics (M) Sdn. Bhd.

          (f) Service Agreement dated as of July 1, 2000 between ASE Electronics (M) Sdn. Bhd. and ASE (U.S.) Inc.

          (g) Service Agreement dated as of July 1, 2000 between ASE Test Inc. and ASE (U.S.) Inc.

          (h) Commission Agreement dated as of July 1, 2000 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited.

          (i) Commission Agreement dated as of July 1, 2000 between ASE Test Inc. and Gardex International Limited.

          (j) First Amendment to Lease Agreement dated June 7, 2000 between ISE Labs, Inc. and RND Funding Company, Inc.

          (k) Sub-lease Agreement dated October 3, 2000 between ISE Labs Singapore Pte Ltd and Wan Tien Realty (Pte) Ltd.

          (l) Sub-lease Agreement dated June 3, 1999 between ISE Labs Singapore Pte Ltd and Wan Tien Realty (Pte) Ltd.

          (m) Sublease Agreement dated June 2000 between ISE Labs, Inc. and Cirrus Logic, Inc.

          (n) Sublease Agreement dated June 2000 between ISE Labs, Inc. and Cirrus Logic, Inc.

          (o) Tenancy Agreement dated April 1, 1999 between ISE Labs (HK) Limited and Hing Seng Plastic Factory Limited

          (p) Lease dated September 28, 2000 between ISE Labs Hong Kong Limited and Shinano Kenshi (HK) Co., Ltd.

          (q) Lease dated October 20, 2000 between ISE Labs Hong Kong and Bless Silver Development Limited

          (r) Lease Agreement for Factory Building dated September 18, 2000 between ASE Inc. and ASE Test Inc.

          (s) Sale and Purchase Agreement between Afasia Knitting Factory (Malaysia) Sdn. Bhd. and ASE Electronics (M) Sdn. Bhd. dated February 24, 1997

     8.   List of Subsidiaries

     The Company agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument which defines the rights of holders of long-term debt of the Company and its consolidated subsidiaries.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            ASE TEST LIMITED


                                            By: /s/ JOSEPH TUNG
                                               --------------------------------
                                               Joseph Tung
                                               Director


Date: June 28, 2001

                                 EXHIBITS INDEX

                                                                   Sequentially
Exhibit                                                              Numbered
Number                             Description                         Page
-------                            -----------                     ------------

1(h) Resolutions of an Extraordinary General Meeting of the shareholders passed on October 14, 1999.

4(e) License Agreement dated as of January 16, 2001 between 1st Silicon (Malaysia) Sdn. Bhd. and ASE Electronics (M) Sdn. Bhd.

4(f)        Service Agreement dated as of July 1, 2000 between ASE Electronics
            (M) Sdn. Bhd. and ASE (U.S.) Inc.

4(g) Service Agreement dated as of July 1, 2000 between ASE Test Inc. and ASE (U.S.) Inc.

4(h) Commission Agreement dated as of July 1, 2000 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited.

4(i)        Commission Agreement dated as of July 1, 2000 between ASE Test Inc.
            and Gardex International Limited.

4(j) First Amendment to Lease Agreement dated June 7, 2000 between ISE Labs, Inc. and RND Funding Company, Inc.

4(k) Sub-lease Agreement dated October 3, 2000 between ISE Labs Singapore Pte Ltd and Wan Tien Realty (Pte) Ltd.

4(l) Sub-lease Agreement dated June 3, 1999 between ISE Labs Singapore Pte Ltd and Wan Tien Realty (Pte) Ltd.

4(m) Sublease Agreement dated June 2000 between ISE Labs, Inc. and Cirrus Logic, Inc.

4(n) Sublease Agreement dated June 2000 between ISE Labs, Inc. and Cirrus Logic, Inc.

4(o) Tenancy Agreement dated April 1, 1999 between ISE Labs (HK) Limited and Hing Seng Plastic Factory Limited

4(p) Lease dated September 28, 2000 between ISE Labs Hong Kong Limited and Shinano Kenshi (HK) Co., Ltd.

4(q) Lease dated October 20, 2000 between ISE Labs Hong Kong and Bless Silver Development Limited

4(r) Lease Agreement for Factory Building dated September 18, 2000 between ASE Inc. and ASE Test Inc.

4(s) Sale and Purchase Agreement between Afasia Knitting Factory (Malaysia) Sdn. Bhd. and ASE Electronics (M) Sdn. Bhd. dated February 24, 1997.

8           List of Subsidiaries.