Form 20-F
period 2001-12-31
ASE TEST LTD
filed 2002-06-28
CIK 1014838

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 2001

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

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 96,647,199 Ordinary Shares

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                         Yes X               No
                            ---                ---

Indicate by check mark which financial statement item the Registrant has elected to follow.

                         Item 17             Item 18 [X]
                                ---                  ---


================================================================================

                               TABLE OF CONTENTS
                               -----------------
                                                                            Page
                                                                            ----

INTRODUCTION
   USE OF CERTAIN TERMS........................................................1
   SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........................1
PART I.........................................................................1
     Item 1.  Identity of Directors, Senior Management and Advisers............1
     Item 2.  Offer Statistics and Expected Timetable..........................1
     Item 3.  Key Information..................................................1
                SELECTED FINANCIAL DATA........................................1
                CAPITALIZATION AND INDEBTEDNESS................................3
                REASON FOR THE OFFER AND USE OF PROCEEDS.......................3
                RISK FACTORS...................................................3
     Item 4.  Information on the Company......................................13
                HISTORY AND DEVELOPMENT OF THE COMPANY........................13
                BUSINESS OVERVIEW.............................................14
                ORGANIZATIONAL STRUCTURE......................................29
                PROPERTIES....................................................30
     Item 5.  Operating and Financial Review and Prospects....................30
                OPERATING RESULTS AND TREND INFORMATION.......................30
                LIQUIDITY AND CAPITAL RESOURCES...............................44
                RESEARCH AND DEVELOPMENT......................................45
     Item 6.  Directors, Senior Management and Employees......................46
                DIRECTORS AND SENIOR MANAGEMENT AND BOARD PRACTICES...........46
                COMPENSATION..................................................48
                EMPLOYEES.....................................................49
                SHARE OWNERSHIP...............................................49
     Item 7.  Major Shareholders..............................................50
                MAJOR SHAREHOLDERS............................................50
                RELATED PARTY TRANSACTIONS....................................51
     Item 8.  Financial Information...........................................52
                CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.......52
                LEGAL PROCEEDINGS.............................................52
                SIGNIFICANT CHANGES...........................................53
     Item 9.  Listing Details.................................................53
                MARKET PRICE INFORMATION AND MARKETS..........................53
     Item 10.  Additional Information.........................................55
                MEMORANDUM AND ARTICLES OF ASSOCIATION........................55
                MATERIAL CONTRACTS............................................58
                EXCHANGE CONTROLS.............................................59
                TAXATION......................................................60
                DOCUMENTS ON DISPLAY..........................................63
     Item 11.  Quantitative and Qualitative Disclosures About Market Risk.....63
                FOREIGN CURRENCY EXCHANGE RATE RISK...........................63
                INTEREST RATE RISK............................................63
     Item 12.  Description of Securities Other Than Equity Securities.........64
PART II.......................................................................64
     Item 13.  Defaults, Dividend Arrearages and Delinquencies................64
     Item 14.  Material Modifications to the Rights of Security Holders
                and Use of Proceeds...........................................64
                MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS......64
PART III......................................................................64
     Item 17.  Financial Statements...........................................64
     Item 18.  Financial Statements...........................................64
     Item 19.  Exhibits.......................................................65

                              USE OF CERTAIN TERMS

     All references herein to (i) "ASE Test," the "Company," "we," "us," or "our" are to ASE Test Limited and, unless the context requires otherwise, its subsidiaries, (ii) "ASE Group" are to Advanced Semiconductor Engineering, Inc. ("ASE, Inc.") and its subsidiaries and affiliates, (iii) "ASE Test Taiwan" are to ASE Test, Inc., a company incorporated under the laws of Taiwan, Republic of China ("ROC"), (iv) "ASE Test Malaysia" are to ASE Electronics (M) Sdn. Bhd., a company incorporated under the laws of Malaysia, (v) "ISE Labs" are to ISE Labs, Inc., a corporation incorporated in the State of California, (vi) "ASE Chung Li" are to ASE (Chung Li) Inc., a company incorporated in the ROC, (vii) "ASE Korea" are to ASE (Korea) Inc., a company incorporated under the laws of the Republic of Korea ("South Korea") and (viii) "ASE Material" are to ASE Material Inc., a company incorporated in the ROC.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This annual report on Form 20-F contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor testing and assembly services we offer and for such outsourced services generally, our generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other factors. For a discussion of these risks and other factors, please see "Item 3. Key Information -- Risk Factors".


                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

     Not applicable.

Item 3.  Key Information

SELECTED FINANCIAL DATA

     The following table sets forth our selected historical consolidated financial data. You should read this information together with our consolidated financial statements, the notes to those financial statements and "Item 5. Operating and Financial Review and Prospects" included herein. The selected consolidated balance sheet data as of December 31, 2000 and 2001 and selected consolidated statement of income data and statement of cash flow data for each of the years ended December 31, 1999, 2000 and 2001 have been derived from our audited consolidated financial statements included herein. These financial statements, including notes thereto, are referred to herein as the Consolidated Financial Statements. The selected consolidated balance sheet data as of December 31, 1997, 1998 and 1999 and selected consolidated statement of income data and statements of cash flow data for each of the years ended December 31, 1997 and 1998 have been derived from our audited consolidated financial statements not included herein.

                                                              Year Ended and as of December 31,
                                           -----------------------------------------------------------------------
                                              1997            1998           1999          2000           2001
                                           -----------    -----------    -----------    -----------    -----------
                                              (in thousands, except shares, per share data, operating data and percentages)
Consolidated Statement of Income Data:
ROC GAAP:
Net revenues.............................. $   176,541    $   184,663    $   270,254    $   440,285    $   298,466
Cost of revenues..........................     112,824        117,743        173,758        263,513        265,271
Gross profit..............................      63,717         66,920         96,496        176,772         33,195
Operating expenses:
   Selling, general and                         13,837
       administrative(1)..................                     13,165         23,091         42,807         35,335
   Research and development...............       3,084          2,384          3,837         12,059         14,397
   Goodwill amortization(2)...............           -              -          4,674          7,054          7,530
Income (loss) from operations.............      46,796         51,371         64,894        114,852        (24,067)
Non-operating income (expense):
   Interest-net...........................        (489)        (3,267)       (11,703)       (14,740)       (13,783)
Income (loss) from equity
   investees(3)...........................          28            133          4,842         16,127         (7,344)
Gain on sale of long-term investments in
   shares of stock........................           -              -          6,588              -              -
  Loss on long-term investments in bonds..           -              -              -         (3,157)          (345)
  Foreign exchange gain (loss)-net........       1,759         (1,835)           151          3,280          2,382
  Other-net...............................        (201)           609            863         (2,719)         1,393
Income before income taxes and minority
  interest ...............................      47,893         47,011         65,635        113,643        (41,764)
Income tax benefit (expense)..............         945          6,845           (678)        (2,197)        (6,522)
Loss from discontinued operations - net...           -              -         (1,360)          (758)             -
Minority interest.........................          (4)            (5)        (1,437)        (3,493)         2,527
Net income (loss)......................... $    48,834    $    53,851    $    62,160    $   107,195    $   (45,759)
Earnings (loss) per share: Primary........ $      0.58    $      0.62    $      0.71    $      1.16    $     (0.48)
  Fully diluted........................... $      0.57    $      0.62    $      0.70    $      1.16    $     (0.48)
Operating income per share................ $      0.55    $      0.59    $      0.73    $      1.24    $     (0.25)
Income from continuing operations......... $    48,838    $    53,856    $    64,957    $   111,446    $   (48,286)

Income from continuing operations
   per share.............................. $      0.57    $      0.62    $      0.74    $      1.20    $     (0.51)
Shares used in earnings per share
   calculation:(4)
   Primary................................  83,985,076     86,660,780     87,795,711     92,673,040     94,921,412
   Fully diluted..........................  85,169,212     86,660,780     88,359,934     92,673,040     94,921,412
U.S. GAAP:
Major adjustments:
  Compensation expense(5).................     (2,875)         (4,279)        (6,682)        (6,026)            47
  Stock option compensation(6)............          -               -              -              -        (26,710)
Net income (loss)......................... $   45,948     $    49,590    $    55,356    $   101,173    $   (72,928)
Earnings per share:
   Basic.................................. $     0.60     $      0.63    $      0.69    $      1.18    $     (0.77)
   Diluted................................ $     0.54     $      0.57    $      0.63    $      1.09    $     (0.77)
Shares used in earnings per share
  calculation:
   Basic................................... 77,166,836     78,767,112     80,232,420     85,970,361     94,921,412
   Diluted................................. 85,169,212     86,660,780     88,359,934     92,673,040     94,921,412

Consolidated Balance Sheet Data:
ROC GAAP:
Current assets............................ $    67,291    $    60,439    $   142,625    $   290,458    $   217,962
Long-term investments.....................       6,596         24,303         70,708         87,161         95,042
Fixed assets..............................     188,094        231,673        366,908        639,082        586,834
Total assets..............................     271,009        332,286        657,257      1,091,655        959,406
Current liabilities.......................      67,730         47,904         85,059        158,304         90,157
Long-term debts...........................      45,401         73,499        264,872        265,489        248,371
Total liabilities.........................     113,247        121,647        350,303        424,756        340,679


                                                              Year Ended and as of December 31,
                                           -----------------------------------------------------------------------
                                              1997            1998           1999          2000           2001
                                           -----------    -----------    -----------    -----------    -----------
                                              (in thousands, except shares, per share data, operating data and percentages)
Shareholders' equity......................     157,742        210,614        295,380        643,136        597,523

U.S. GAAP:
Shareholders' equity...................... $   155,546    $   208,054    $   292,294    $   638,750    $   596,252

Consolidated Statement of Cashflow
  Data:
ROC GAAP:
Depreciation and amortization............. $    30,614    $    38,751    $    68,769    $   117,506    $   144,860
Capital expenditure.......................     128,938         80,971        128,690        413,197        104,216
Net cash provided by (used in)
     operating activities.................      80,161         84,496         95,075        203,557        147,020
Net cash used in investing
     activities...........................    (109,639)      (104,618)      (237,203)      (367,354)      (144,208)
   Net cash provided by (used in)
        financing activities..............      25,999          29,982        166,238        277,801        (52,827)
Net cash inflow (outflow).................      (1,935)          9,239         24,472        112,341        (51,080)

Segment Net Revenues:
   Testing................................ $    82,931   $      98,210   $   178,667    $   316,158    $   223,193
   Packaging..............................      93,610          86,453        91,587        124,127         75,273
   Testing................................        47.0%          53.2%          66.1%          71.8%          74.8%
   Packaging..............................        53.0%          46.8%          33.9%          28.2%          25.2%

Operating Data:
Gross margin..............................        36.1%          36.2%          35.7%          40.1%          11.1%
Operating margin..........................        26.5%          27.8%          24.0%          26.1%          (8.1)%
ROC GAAP net margin.......................        27.7%          29.2%          23.0%          24.3%         (15.3)%
U.S. GAAP net margin......................        26.0%          26.9%          20.5%          23.0%         (24.4)%
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

(6)  See "Item 5.  Operating and Financial Review and Prospects - U.S. GAAP Reconciliation".

CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

REASON FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

RISK FACTORS

     Risks Relating to Our Business

Since we are dependent on the highly cyclical semiconductor industry and conditions in the markets for the end use applications of our products, our revenues and earnings may fluctuate significantly.

     Our semiconductor testing and packaging business is affected by market conditions in the highly cyclical semiconductor industry. All of our customers operate in this industry, and variations in order levels from our customers and service fee rates may result in volatility in our revenues and earnings. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns. Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and packaging services, any future downturn in the semiconductor industry would reduce demand for our services. For example, a worldwide slowdown in demand for semiconductor devices led to excess capacity and increased competition beginning in early 1998. As a result, price declines in 1998 accelerated more rapidly, which adversely affected our operating results in 1998. Prices for testing and packaging services improved due to an upturn in the industry in the second half of 1999 continuing through the third quarter of 2000, but have since fallen due to an industry downturn commencing in the fourth quarter of 2000 that continued through 2001. This most recent worldwide downturn resulted in an even more significant deterioration in the average selling prices, as well as demand, for our services in 2001, and significantly and adversely affected our operating results in 2001. We expect this industry downturn to continue to exert downward pressure on the average selling prices for our testing and packaging services. If we cannot reduce our costs to sufficiently offset any decline in average selling prices, our profitability will suffer and we may continue to incur losses.

      Market conditions in the semiconductor industry depend to a large degree on conditions in the markets for the end use applications of semiconductor products, such as communications, personal computer and consumer electronic products. Any deterioration of conditions in the markets for the end use applications of the semiconductors we test and package would reduce demand for our services, and would likely have a material adverse effect on our financial condition and results of operations. In 2001, the substantial majority of our sales was attributable to the testing and packaging of semiconductors used in communications, consumer electronic and personal computer products. These industries are subject to intense competition and significant shifts in demand which could put pricing pressure on our testing and packaging services and adversely affect our earnings.

A reversal or slowdown in the outsourcing trend for semiconductor testing and packaging services could adversely affect our growth prospects and profitability.

     In recent years, semiconductor manufacturers that have their own in-house testing and packaging capabilities, known as integrated device manufacturers, have increasingly outsourced stages of the semiconductor production process, including testing and packaging, to independent companies in order to reduce costs and shorten production cycles. In addition, the availability of advanced independent semiconductor manufacturing services has enabled the growth of so called "fabless" semiconductor companies that focus exclusively on design and marketing and outsource their manufacturing, testing and packaging requirements to independent companies. We cannot assure you that these integrated device manufacturers and fabless semiconductor companies will continue to outsource their testing and packaging requirements to third parties like us. A reversal of, or a slowdown in, this outsourcing trend could result in reduced demand for our services and adversely affect our growth prospects and profitability.

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

     o    ability to provide total solutions to our customers;

     o    technological expertise;

     o ability to work closely with customers at the product development stage;

     o    production yield;

     o    software conversion program capability;

     o    responsiveness and flexibility;

     o    production cycle time;

     o    capacity;

     o    range of testing platforms and package types available; and

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

     The semiconductor industry is characterized by rapid increases in the diversity and complexity of semiconductors. As a result, we expect that we will need to constantly offer more sophisticated testing and packaging technologies and processes in order to respond to competitive industry conditions and customer requirements. If we fail to develop, or obtain access to, advances in testing or packaging technologies or processes, we may become less competitive and less profitable. In addition, advances in technology typically lead to declining average prices for semiconductors tested or packaged with older technologies or processes. As a result, if we cannot reduce the costs associated with our testing or packaging services, the profitability of a given service, and our overall profitability, may decrease over time.

If we are unable to obtain additional testing and packaging equipment or facilities in a timely manner and at a reasonable cost, our competitiveness and future profitability may be adversely affected.

     The semiconductor testing and packaging businesses are capital intensive and require significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor testing and packaging equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain a significant amount of such equipment from a limited number of suppliers, including, in the case of testers, Advantest Corporation, Agilent Technologies, Inc., Credence Systems Corporation, LTX Corporation, Schlumberger Limited and Teradyne, Inc., and in the case of wire bonders, ASM Pacific Technology Ltd. and Kulicke & Soffa Industries Inc. We have no binding supply agreements with any of our suppliers and acquire our testing and packaging equipment on a purchase order basis, which exposes us to changing market conditions and other substantial risks. For example, shortages of such equipment could result in an increase in price and longer delivery times. Semiconductor testing and packaging also requires us to operate sizeable facilities. If we are unable to obtain equipment or construct facilities in a timely manner to fulfill our customers' orders, it could adversely affect our growth prospects as well as financial condition and results of operations.

Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.

     Our capital requirements are difficult to plan in our highly cyclical and rapidly changing industry. We will need capital to fund the expansion of our facilities as well as fund our research and development activities in order to remain competitive. We believe that, taking into account amounts available under existing banking facilities, our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated needs through the end of 2002, including our working capital and capital expenditure requirements. However, future acquisitions or market or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

     o    our future financial condition, results of operations and cash flows;

     o general market conditions for financing activities by semiconductor companies; and

     o    economic, political and other conditions in Taiwan and elsewhere.

     If we are unable to obtain funding in a timely manner or on acceptable terms, our growth prospects and future profitability may decline.

Restrictive covenants and broad default provisions in the agreements governing our existing debt may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations.

     We are a party to numerous loan and other agreements relating to the incurrence of debt, many of which include restrictive covenants and broad default provisions. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments and encumber or dispose of assets. In the event of a prolonged downturn in the demand for our services as a result of a downturn in the worldwide semiconductor industry or otherwise, we cannot assure you that we will be able to remain in compliance with our financial covenants which, as a result, may lead to a default. Furthermore, a default under one agreement may also trigger cross-defaults under our other agreements. In the event of default, we may not be able to cure the default or obtain a waiver on a timely basis, and our operations could be significantly disrupted or harmed. An event of default under any agreement governing our existing or future debt, if not cured or waived, could have a material adverse effect on our liquidity, financial condition and results of operations.

     As a result of the reduced levels of operating cash flow due primarily to the recent downturn in the worldwide semiconductor industry, we had on occasion during 2001 failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. We have obtained waivers from the relevant lenders relating specifically to such non-compliance. In addition, we have repaid or refinanced all amounts owned under agreements containing cross-default provisions that we have identified which may have been triggered by such non-compliance. Such non-compliance has not had any significant effect on our ability to repay or refinance amounts due in respect of our existing debt. For these and other reasons, including our financial condition and our relationship with our lenders, no lender has to date sought and we do not believe that any of our lenders would seek to declare a default or enforce remedies in respect of our existing debt, as a result of cross-default provisions or otherwise, although we cannot provide any assurance in this regard.

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

     Currently, our sales and customer service agents perform services only for ASE, Inc. and ASE, Inc.'s subsidiaries, including us and our subsidiaries, but they are not owned or controlled by us or ASE, Inc. These agents are free to perform sales and support services for others, including our competitors. In particular, we may not be able to find an adequate replacement for these agents or to develop sufficient capabilities internally on a timely basis. Any serious interruption in our relationship with these agents or substantial loss in their effectiveness in performing their sales and customer service functions could significantly reduce our revenues and profitability.

The loss of a major customer or disruption of our strategic alliance and other commercial arrangements with semiconductor foundries and providers of other complimentary semiconductor manufacturing services may result in a decline in our revenues and profitability.

     Although we have over 200 customers, due in part to the concentration of market share in the semiconductor industry, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period. Our five largest customers together accounted for approximately 43%, 41% and 39% of our net revenues in 1999, 2000, 2001, respectively. There has been significant variation in the composition of our largest five customers over time. This variation is due primarily to the high level of competition in the semiconductor industry in which our customers operate. The demand for our services from a customer is directly dependent upon that customer's level of business activity, which could vary significantly from year to year. As a result, we have been less dependent on any particular customer over time.

     Our strategic alliance with Taiwan Semiconductor Manufacturing Company Limited, the world's largest dedicated semiconductor foundry, and ASE, Inc., as well as ASE, Inc.'s and our other commercial arrangements with providers of complimentary semiconductor manufacturing services, enable us, in conjunction with ASE, Inc., to offer total semiconductor manufacturing solutions to our customers. This strategic alliance and any of our other commercial arrangements may be terminated at any time. A termination of this strategic alliance and other commercial arrangements, and our failure to enter into substantially similar alliances and commercial arrangements, may adversely affect our competitiveness and our revenues and profitability.

     All of our key customers operate in the cyclical semiconductor business and have in the past, and may in the future, vary order levels significantly from period to period. Some of these companies are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in prior periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders could reduce our profitability. In addition, during cyclical market downturns, we have in the past been, and may in the future be, requested to reduce prices to limit the level of order cancellations. These price reductions would in turn be likely to reduce our margins and profitability.

Our interests may conflict with those of our controlling shareholder, who may take actions that are not in our shareholders' best interest.

     ASE, Inc., our controlling shareholder, is principally engaged in the semiconductor packaging business. ASE, Inc. is also engaged in the semiconductor testing business principally through its 50.5% shareholding in our company and its 70.0% shareholding in each of ASE Chung Li and ASE Korea. We own the remaining 30.0% shareholding in each of these companies. ASE, Inc. does not, under Singapore law, owe any fiduciary obligation to our minority shareholders. ASE, Inc. is in a position to control actions that require shareholders' approval, including the timing and payment of dividends and the election of our entire board of directors. In addition, some members of our board of directors are employed by, or serve as directors of, companies within the ASE group of companies, and our Chairman and four other directors hold similar positions at ASE, Inc. Accordingly, ASE, Inc. or its affiliates may take actions that are not in our or our shareholders' best interest.

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

     We believe that we have benefited significantly from our relationship with ASE, Inc. Our proximity to, and close working relationship with, ASE, Inc. has enabled us to provide value-added services to our customers. A substantial majority of our net revenues from testing services performed at our Kaohsiung, Taiwan facilities has historically been, and is expected to continue to be, derived from customers who are also customers of ASE, Inc. We have from time to time billed ASE, Inc. directly for some of our testing services performed in Taiwan as part of turnkey services provided by ASE, Inc. and by us. Because of our close relationship with ASE, Inc., any adverse development in ASE, Inc.'s operations, competitive position or customer base could have a material adverse effect on our business, future revenues and profitability.

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

     Our packaging operations require that we obtain adequate supplies of raw materials on a timely basis. Shortages in the supply of raw materials experienced by the semiconductor industry have in the past resulted in occasional price increases and delivery delays. For example, in 1999 and the first half of 2000, the industry experienced a shortage in the supply of advanced substrates used in ball grid array, or BGA, packaging. ASE, Inc. established ASE Material in 1997 to partially reduce this risk. However, we do not expect ASE Material to be able to provide sufficient raw materials to meet all of our requirements. Consequently, we will remain dependent on market supply and demand for our raw materials. We cannot assure you that we will be able to obtain adequate supplies of raw materials in a timely manner and at a reasonable price. Our revenues and earnings could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

Fluctuations in exchange rates could result in foreign exchange losses.

     Currently, the majority of our revenues from testing and packaging services are denominated in U.S. dollars and NT dollars. Our costs of revenues and operating expenses associated with testing and packaging services, on the other hand, are incurred in several currencies, including NT dollars, U.S. dollars, Malaysian ringgit, Singapore dollars and Hong Kong dollars. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing and packaging equipment, has been, and is expected to continue to be, denominated in U.S. dollars with much of the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recorded foreign exchange gains of $.2 million in 1999, $3.3 million in 2000 and $2.4 million in 2001.

Any impairment charges required under U.S. GAAP may have a material adverse effect on our net income on a U.S. GAAP reconciled basis.

     Under currently effective U.S. GAAP, we are required to evaluate our equipment, goodwill and other long-lived assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge. We can give no assurance that impairment charges will not be required in periods subsequent to December 31, 2001. Please see
Note 27 of Notes to Consolidated Financial Statements for a discussion of the criteria which, if met, may require impairment charges.

     As a result of new standards under U.S. GAAP that became effective on January 1, 2002, we are no longer permitted to amortize remaining goodwill. Total goodwill amortization expenses amounted to US$7.8 million under ROC GAAP for the year ended December 31, 2001. Starting from January 2002, all goodwill must be periodically tested for impairment. As of December 31, 2001, the goodwill under U.S. GAAP amounted to US$56.9 million. We currently are not able to estimate the extent and timing of any goodwill impairment charge for future years. Any goodwill impairment charge required under U.S. GAAP may have a material adverse effect on our net income for periods subsequent to December 31, 2001 on a U.S. GAAP reconciled basis. Please see Note 28 of Notes to Consolidated Financial Statements for a discussion of the new standards under U.S. GAAP.

     The determination of an impairment charge at any given time is based significantly on our expected results of operation over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed.

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

     Our current testing and packaging facilities are located in Taiwan, Malaysia, the United States, Hong Kong and Singapore. We also have a 30.0% interest in each of ASE Korea and ASE Chung Li. Furthermore, our customers are located in North America, Europe and other parts of Asia. As a result, our business is subject to various risks beyond our control, such as:

     o    instability of economies and governments; and

     o changes in laws and policies affecting trade and investment, including foreign exchange controls.

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

     Our principal executive offices and our principal testing facilities are located in Taiwan and approximately 40.2% of our net revenues in 2001 were derived from our operations in Taiwan. Taiwan is under control of the government of the Republic of China and has a unique international political status. The People's Republic of China asserts sovereignty over all of China, including Taiwan. The People's Republic of China government does not recognize the legitimacy of the Republic of China government. Although significant economic and cultural relations have been established in recent years between the Republic of China and the People's Republic of China, the People's Republic of China government has indicated that it may use military force to gain control over Taiwan in some circumstances, such as the declaration of Taiwan's independence by the Republic of China. Relations between the Republic of China and the People's Republic of China have been particularly strained in recent years. Past developments in relations between the Republic of China and the People's Republic of China have on occasion depressed the market price of the shares of Taiwanese companies. Relations between the Republic of China and the People's Republic of China and other factors affecting the political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our shares.

Because a substantial portion of our business and operations are located in Taiwan, a severe earthquake could severely disrupt the normal operation of our business and adversely affect our earnings.

     Taiwan is susceptible to earthquakes. On September 21, 1999, on May 17 and June 11, 2000 and on March 31, 2002, Taiwan experienced severe earthquakes, some of which caused significant property damage and loss of life, particularly in the central and eastern parts of Taiwan. These earthquakes damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. We experienced no structural damage to our facilities and no damage to our machinery and equipment as a result of these earthquakes. There were, however, interruptions to our production schedule primarily as a result of power outage caused by the earthquakes. Our production facilities as well as many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected, it could result in a decline in the demand for our testing and packaging services. If our suppliers and providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake in Taiwan could severely disrupt the normal operation of business and have a material adverse effect on our financial condition and results of operations.

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

     Our company is incorporated under the laws of the Republic of Singapore. A substantial majority of our directors and executive officers reside outside the United States. In addition, a substantial majority of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult for investors to enforce in the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the United States securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce in or out of the United States liabilities based upon United States securities laws. We have been advised by Allen & Gledhill, our Singapore legal counsel, that judgments of United States courts based on the civil liability provisions of the federal securities laws of the United States are not automatically enforceable in Singapore courts. Allen & Gledhill has also advised us that there is doubt as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the United States.

Anti-takeover provisions under Singapore company law may affect the market price of our shares.

     Provisions of the Securities and Futures Act 2001 and the Singapore Code on Take-Overs and Mergers may delay, deter or prevent a future takeover or change in control of our company. Anyone acquiring an interest, either individually or together with parties acting in concert, in 30.0% or more of our voting shares must extend a takeover offer for the remaining voting shares in accordance with the Singapore Code on Take-Overs and Mergers. A person holding between 30.0% and 50.0% (both inclusive) of our voting shares either individually or together with parties acting in concert must also make a takeover offer if that person acquires an additional 1.0% of our voting shares in any six month period. In addition, the offeror must make an appropriate offer or proposal to holders of our convertible securities and may also be required to make such offer to holders of securities of our subsidiaries, which are convertible into shares. These provisions may discourage or prevent some types of transactions involving an actual or threatened change of control of our company. This could harm our shareholders because a transaction of that kind might otherwise provide an opportunity for our shareholders to sell shares at a price above the prevailing market price.

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

     ASE Test, Inc., whose predecessor was a subsidiary of ETC Flextronics, Inc., is located in Taiwan and is engaged in the testing of semiconductors. It has a wholly-owned subsidiary in the United States, ASE Test (U.S.A.) Inc., which was incorporated in 1996 and is engaged in after-sales service to customers of ASE Test, Inc.

     In June 1996, our shares were approved for quotation on the Nasdaq National Market in the United States.

     On April 15, 1997, we issued 18,000,000 shares (after retroactive adjustments for two-for-one stock splits in 1998 and 1999) to ASE Holdings (Bermuda), Inc., a wholly-owned subsidiary of ASE, Inc., in exchange for all of the shares of ASE Holdings (Singapore) Pte. Ltd., which is a Singapore holding company that owns 100% of the shares of ASE Electronics (M) Sdn. Bhd., also known as ASE Test Malaysia. ASE Test Malaysia is engaged in the testing and packaging of semiconductors.

     In December 1997 and January 1999, we obtained approval from the ROC Securities and Futures Commission to issue Taiwan depositary receipts, also known as TDRs, representing 6,000,000 and 2,500,000 shares (after retroactive adjustments for two-for-one stock splits in 1998 and 1999) offered by the Company's shareholder, J&R Holding Limited. These TDRs are listed on the Taiwan Stock Exchange.

   ISE Labs

     In May 1999, we acquired 70.0% of the outstanding shares of ISE Labs, a semiconductor testing company with principal facilities located in Fremont and Santa Clara, California. The total purchase price for our 70.0% equity interest in ISE Labs was $98.0 million.

     In April, July and November, 2000, we purchased additional shares of ISE Labs at an aggregate purchase price of $70.9 million. As a result of these purchases, we owned 80.4% of the outstanding shares of ISE Labs as of December 31, 2000. In January 2002, we purchased the remaining portion of the shares of ISE Labs for an aggregate purchase price of $50.1 million. As a result, ISE Labs is now our wholly-owned subsidiary.

   ASE Chung Li and ASE Korea

     In July 1999, we and our parent company, ASE, Inc., jointly acquired Motorola's semiconductor businesses in Chung Li, Taiwan and Paju, South Korea for the testing and packaging of semiconductors with principally communications, consumer and automotive applications. Under the acquisition agreements, ASE, Inc. acquired a 70.0% interest in each of the two businesses, and we acquired the remaining 30.0% interest. This division of the investment reflected in part our estimate of the relative testing and packaging values at the facilities. The businesses are now operated by ASE Chung Li and ASE Korea. Substantially all of the assets of ASE Chung Li were acquired for a base price of $150.0 million in cash, consisting of an initial payment of $80.0 million at closing and an additional $70.0 million payable over three years if sales volume targets were met. These targets were met for the first two years. The third year to determine such a target will be complete on June 30, 2002.

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

BUSINESS OVERVIEW

Introduction

     We believe that we are one of the world's largest independent semiconductor testing companies, providing a complete range of testing services, including:

     o front-end engineering testing at our facilities in Silicon Valley, California, near many of the major semiconductor design houses in the United States;

     o final testing of complex, high-performance logic/mixed-signal semiconductors at our facilities in Taiwan, Malaysia, Hong Kong, Singapore and Silicon Valley, California; and

     o turnkey services, which include drop shipment of tested and packaged semiconductors to end users designated by our customers.

     In addition, we also provide a broad range of leadframe and laminate-based semiconductor packaging services, including ball grid array, also called BGA, quad flat packages, also called QFP, and thin quad flat packages, also called TQFP, at our facilities in Malaysia.

     We have a close working relationship with ASE, Inc. and our facilities in Kaohsiung are located close to the facilities of ASE, Inc., which enables us to provide value-added services to our customers. A substantial majority of our net revenues from testing services performed at our Kaohsiung facilities has historically been, and is expected to continue to be, derived from customers who are also customers of ASE, Inc.

     We focus primarily on testing complex, high-performance logic/mixed-signal semiconductors and packaging high pin-count semiconductors. In 2001, approximately 98% of our net testing revenues were derived from testing complex, high-performance logic/mixed-signal semiconductors and approximately 60% of our net packaging revenues were derived from packaging high pin-count semiconductors. Semiconductors tested and packaged by us are used in diverse end-use markets, including communication, consumer electronic, personal computer and industrial products and other applications.

     We believe that we are well positioned to meet the requirements of semiconductor companies worldwide for outsourced testing and packaging services across a diverse range of end use applications because of:

     o    our broad range of advanced semiconductor testing services;

     o our ability to offer, in conjunction with our parent company, ASE, Inc., a broad range of advanced packaging services;

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

     o our strategic geographic locations with experienced teams in key centers for outsourced semiconductor manufacturing; and

     o our strategic alliance, in conjunction with our parent company, ASE, Inc., with Taiwan Semiconductor Manufacturing Company Limited, also called TSMC, the world's largest dedicated semiconductor foundry, to provide complete turnkey services.

     As a part of our overall strategy to strengthen our testing capabilities and increase our range of services, we intend to continue expanding through internal growth and strategic acquisitions. In 1999, we completed the acquisition of ISE Labs.

     Through this acquisition, we have expanded our testing capabilities and established a broad geographic presence in the United States, Taiwan, Malaysia, Hong Kong and Singapore in close proximity to foundries, integrated device manufacturers and design houses which outsource testing and packaging services. Our acquisition of ISE Labs has enabled us to become an independent provider of complete semiconductor testing solutions, adding significant depth and continuity to our testing services and providing us with a valuable competitive advantage. In particular, ISE Labs allows us to conform our front-end and back-end testing platforms for the same products tested, resulting in greater operational efficiency and cost reduction. We intend to leverage our front-end engineering testing relationships in Silicon Valley to grow our back-end testing business.

     We provide semiconductor testing and packaging services both separately and on a turnkey basis. Our turnkey services include testing and packaging services and drop shipment of the tested and packaged semiconductors to end users designated by our customers. Through the strategic alliance ASE, Inc. and we entered into in 1998 with TSMC, we, in conjunction with ASE, Inc., expanded the traditional scope of our turnkey services to offer total semiconductor manufacturing services to our customers, including access to wafer fabrication, also called foundry services, offered by TSMC.

Industry Background

   General

     Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. These improvements have resulted in significant performance and price benefits to manufacturers of electronic systems. As a result, semiconductor demand has grown substantially in our primary markets of communications, consumer electronics and personal computers, and has experienced increased growth in additional markets such as automotive products and industrial automation and control systems.

   Overview of Semiconductor Manufacturing Process

     The manufacturing of semiconductors is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The following table sets forth the main stages of the manufacturing process. We are involved in all stages of the semiconductor manufacturing process except circuit design and wafer fabrication.

     Process                                 Description
-----------------------  -------------------------------------------------------
Circuit Design           The design of a semiconductor is developed by laying
                         out circuit components and interconnections. A complex circuit may be designed with as many as twenty layers of patterns or more.

Front-End Engineering    Throughout and following the design process, prototype
  Test                   semiconductors undergo front-end engineering testing,
                         which involves software development, design validation verification and reliability and failure analysis.

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

Final Test               Packaged semiconductors are tested to ensure that each
                         device meets performance specifications.

   Outsourcing Trends in Semiconductor Manufacturing

     Historically, semiconductor companies designed, manufactured, tested and packaged semiconductors primarily in their own facilities. In recent years, there has been a trend in the industry to outsource stages in the manufacturing process. Virtually every significant stage of the manufacturing process can be outsourced. Wafer foundry services and semiconductor packaging are currently the largest segments of the independent semiconductor manufacturing services market. Most of the world's major integrated device manufacturers use some independent manufacturing services to maintain a strategic mix of internal and external manufacturing capacity.

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

     In addition, the outsourcing trend is affected by the cyclical nature of the semiconductor industry as semiconductor companies reduce capital investments during industry downturns. During the recent industry downturn commencing in the fourth quarter of 2000 that continued through 2001, semiconductor companies significantly reduced their investment in in-house testing and packaging technologies and capacity. As a result, some semiconductor companies may have limited in-house expertise and capacity to accommodate large orders following a recovery in demand, particularly in the area of advanced technology. We expect them to increasingly outsourcing their testing and packaging requirements to take advantage of the advanced technology and scale of operations of independent testing and packaging companies.

     Focus on Core Competencies. As the semiconductor industry becomes more competitive, semiconductor companies are expected to further outsource their semiconductor manufacturing requirements in order to focus their resources on core competencies, such as semiconductor design and marketing.

     Time-to-Market Pressure. The increasingly short product life cycle has accelerated time-to-market pressure for semiconductor companies, leading them to rely increasingly on outsourced suppliers as a key source for effective manufacturing solutions.

     Growth of Fabless Semiconductor Companies and Outsourcing by Systems Companies. The substantial growth in the number of fabless semiconductor companies that rely solely on independent companies to meet their manufacturing requirements will continue to drive growth in the market for independent foundry, testing and packaging services.

     Gartner Dataquest forecasts that the total outsourced semiconductor testing market will grow from US$0.9 billion in 2001 to US$3.0 billion in 2005. Gartner Dataquest also forecasts that the total outsourced semiconductor packaging market will grow from US$6.4 billion in 2001 to US$17.0 billion in 2005.

Strategy

     Our objective is to provide advanced semiconductor testing and packaging services which set industry standards and to facilitate and lead the industry trend towards outsourcing semiconductor manufacturing requirements. The principal elements of our strategy are to:

     Maintain Our Focus on Providing a Complete Range of Semiconductor Testing and Packaging Services

     We believe that an important factor in our ability to attract leading semiconductor companies as our customers has been our ability, working in conjunction with ASE, Inc., to provide turnkey services on a large scale. Turnkey services consist of the integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers. As a result of our technical expertise and, combined with ASE, Inc., large production capacity in both testing and packaging, we are able to provide turnkey services on a large scale. As product lives and production cycles shorten and testing and packaging technologies advance more rapidly, our customers increasingly value our ability, as a downstream service provider, to work with them as an integral and strategic partner in the upstream development of their products. We intend to enhance and expand our expertise in both the upstream and downstream semiconductor manufacturing processes in order to better serve our customers in providing our core services of testing and packaging. The front-end engineering testing expertise of ISE Labs has greatly enhanced our ability to participate in the earlier stages of circuit design and the semiconductor manufacturing process.

     Continue to Focus on Advanced Technological and Processing Capabilities

     We intend to continue our focus on developing advanced process and product technologies in order to meet the advanced testing and packaging requirements of our customers. Our expertise in packaging technology has enabled us to develop advanced solutions such as fine pitch bonding. We are continuously investing in research and development in response to and in anticipation of migrations in technology and intend to continue to acquire access to new technologies through strategic alliances and licensing arrangements.

     We intend to continue to strengthen our capabilities in testing complex, high-performance semiconductors. In particular, we plan to focus on testing logic/mixed signal semiconductors that are characterized by very high clock speeds, high pin-counts and high levels of integration.

     Strategically Expand Production Capacity

     We intend to strategically expand our production capacity, both through internal growth and through selective acquisitions, with a focus on providing more advanced testing and packaging services, which we believe present greater opportunities to achieve higher growth in our revenues and higher margins. We believe that the demand for advanced semiconductor testing and packaging services will grow at a faster pace than demand for traditional testing and packaging services. Testing and packaging services for more advanced semiconductors generally have higher margins for two reasons. First, as the testing and packaging of advanced semiconductors become more complex, requiring greater expertise in process and technology, such services typically command higher average selling prices. Second, we have been able to achieve higher utilization rates for the equipment we use for more advanced testing and packaging, compared to other equipment that we maintain. We believe that our technical expertise, as well as our scale of operations and financial position, which had enabled us to continue to make investments in more advanced testing and packaging equipment even in times of market downturn, have enabled us to attract a greater proportion of the demand for more advanced testing and packaging services.

     We evaluate acquisition opportunities on the basis of access to new markets and technology, the enhancement of our production capacity, economies of scale and management resources, and closer proximity to existing and potential customers. In 1999, we acquired ISE Labs, an independent testing company with operations in California,

Hong Kong and Singapore. ISE Labs also recently commenced operations in Austin, Texas. Through combining the front-end engineering testing capabilities of ISE Labs with our existing final testing capabilities, we are able to provide our customers with complete semiconductor testing solutions.

     Continue to Leverage Our Presence in Key Centers of Semiconductor and Electronics Manufacturing

     We intend to continue leveraging our presence in key centers of semiconductor and electronics manufacturing to further grow our business. We have significant testing operations in Taiwan, currently the largest center for outsourced semiconductor manufacturing in the world. This presence enables our engineers to work closely with our customers as well as foundries and other providers of complementary semiconductor manufacturing services early in the semiconductor design process, enhances our responsiveness to the requirements of our customers and shortens production cycles. In addition, as a provider of turnkey services in conjunction with ASE, Inc., we are able to offer in Taiwan packaging and testing services, including interconnect materials solutions, all within relatively close geographic proximity to our customers, other service providers and the end users of our customers' products.

     In addition to our locations in Taiwan, we have operations in the following locations:

     o Malaysia and Singapore - an emerging center for outsourced semiconductor manufacturing in Southeast Asia with a concentration of integrated device manufacturers,

     o Silicon Valley in California - the preeminent center for semiconductor design with a concentration of fabless customers, and

     o Austin, Texas - the largest center for semiconductor design outside of Silicon Valley.

          Strengthen and Develop Strategic Relationships with Providers of Complementary Semiconductor Manufacturing Services

     We intend to strengthen existing and develop new strategic relationships with providers of other complementary semiconductor manufacturing services, such as foundries, as well as equipment vendors, raw material suppliers and technology research institutes, in order to, in conjunction with ASE, Inc., offer our customers total semiconductor manufacturing solutions covering all stages of the manufacturing of their products from design to shipment.

     Since 1997, our parent, ASE, Inc., has maintained a strategic alliance with TSMC, the world's largest dedicated semiconductor foundry, which designates it as the non-exclusive preferred provider of testing and packaging services for semiconductors manufactured by TSMC. Through this strategic alliance with and close geographic proximity to TSMC, ASE, Inc., including us, is able to offer its customers a total semiconductor manufacturing solution that includes access to foundry services in addition to our packaging, testing and direct shipment services.

     ASE, Inc. and we are developing similar strategic relationships with other major foundries and providers of other complementary semiconductor manufacturing services in Taiwan and Southeast Asia with which we already have close business relationships.

Principal Products and Services

     We offer a broad range of advanced semiconductor testing and packaging services. Our testing services include front-end engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process; wafer probe; final testing and other related semiconductor testing services. Our package types employ either leadframes or substrates as interconnect materials. The semiconductors we package are used in a wide range of end use markets, including for communications, consumer electronics, industrial, automotive, personal computers and other applications. We focus on testing and packaging logic semiconductors. We, at our facilities in Malaysia and, in conjunction with ASE, Inc., at our facilities in Taiwan, offer our customers turnkey services which consist of testing, packaging and direct shipment of semiconductors to end users designated by our customers.

     The following table sets forth, for the periods indicated, our testing and packaging revenues as a percentage of net revenues.

                                               Year Ended December 31,
                                       --------------------------------------
                                        1999             2000            2001
                                       -----            -----           -----
                                             (percentage of net revenues)
Testing revenues....................    66.1%            71.8%           74.8%
Packaging revenues..................    33.9             28.2            25.2
                                       -----            -----           -----
Total net revenues..................   100.0%           100.0%          100.0%
                                       =====            =====           =====

   Testing

     We provide a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final testing of logic/mixed-signal and memory semiconductors and other test-related services. The testing of semiconductors requires technical expertise and knowledge of the specific applications and functions of the semiconductors tested as well as the testing equipment utilized. We believe that our testing services employ technology and expertise that are among the most advanced in the semiconductor industry. In addition to maintaining different types of testing equipment, which enables us to test a variety of semiconductor functions, we work closely with our customers to design effective testing and conversion programs on multiple equipment platforms for particular semiconductors.

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

     o Customized Software Development. Test engineers develop customized software to test the semiconductor on advanced testing equipment. Customized software, developed on specific testing platforms, is required to test the conformity of each particular semiconductor type to its unique functionality and specification.

     o Electrical Design Validation. A prototype of the designed semiconductor is subjected to electrical tests using advanced test equipment and customized software. These tests assess whether the prototype semiconductor complies with a variety of different operating specifications, including functionality, frequency, voltage, current, timing and temperature range.

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

     Wafer Probing. Wafer probing is the step immediately before packaging of semiconductors and involves visual inspection and electrical testing of the processed wafer for defects to ensure that it meets our customers' specifications. Wafer probing services require expertise and testing equipment similar to that used in final testing, and most of our testers can also be used for wafer probing.

     Logic/Mixed-Signal Final Testing. We conduct final tests of a wide variety of logic/mixed-signal semiconductors, with a number of leads ranging from the single digits to over one thousand and operating frequencies of up to 400 MHZ, which is at the high end of the range for the industry. The products we test include semiconductors used for networking and wireless communications, graphics and disk controllers for home entertainment and personal computer applications, as well as a variety of application specific integrated circuits, or ASICs, for various specialized applications.

     Memory Final Testing. We provide final testing services for a variety of memory products, such as static random access memory, or SRAM, dynamic random access memory, or DRAM, and erasable programmable read-only memory, or EPROM, semiconductors and flash memory semiconductors.

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

     The following table sets forth, for the periods indicated, the percentage of our net testing revenues accounted for by each type of testing service.

                                               Year Ended December 31,
                                       --------------------------------------
                                        1999             2000            2001
                                       -----            -----           -----
                                        (percentage of net testing revenues)
Logic/mixed-signal testing..........    94.7%            97.5%           97.9%
Memory testing......................     5.3              2.5             2.1
                                       -----            -----           -----
Total net testing revenues..........   100.0%           100.0%          100.0%
                                       =====            =====           =====

   Packaging

     At ASE Test Malaysia, we offer a broad range of semiconductor packages primarily using surface-mount technology, or SMT. In SMT, the leads on semiconductors and other electronic components are soldered to the surface of the printed circuit board. Within our packaging product portfolio, we focus on the packaging of semiconductor package products for which there is expected to be strong demand, including high pin-count SMT packages, such as ball grid array, or BGA, which are based on laminate substrate, and quad flat packages and thin quad flat packages, both of which are based on leadframes. In addition to the more advanced SMT packages, we also offer packaging services using the older pin-through-hole technology, such as plastic dual in-line packages, or PDIP.

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

     The following table sets forth our principal packaging products.

                               Number of
      Package Format             Leads                  Description                    End Use Applications
---------------------------    ----------   ----------------------------------  --------------------------------------
Ball Grid Array (BGA)          100-928      Designed for semiconductors which   Cellular phones, pagers, wireless
                                            require the enhanced performance    communications, DSPs, micro-controller
                                            provided by BGA, including          applications and high performance disk
                                            personal computer chipsets,         drives.
                                            graphic controllers and
                                            microprocessors, ASICs, digital
                                            signal processors, also called
                                            DSPs, and memory devices.

Quad Flat Package(QFP)/Thin    32-304       QFPs designed for advanced          Multimedia applications, cellular
QFP (TQFP)                                  processors and controllers,         phones, personal computers,
                                            ASICs, and DSPs.                    automotive and industrial
                                                                                products, hard disk drives,
                                                                                communication boards such as
                                                                                ethernet, integrated services
                                                                                digital network, also called ISDN,
                                                                                and notebook computers.

Plastic Leaded Chip            20-84        Designed for applications that do   Personal computers, scanners,
Carrier (PLCC)                              not require low profile package     electronic games and monitors.
                                            with high density of
                                            interconnects.

Small Outline Plastic          8-54         Leadframe packages designed for     Consumer audio/video and
Package(SOP)/ Thin SOP (TSOP)               memory devices including logic      entertainment products, cordless
                                            and analog devices, SRAM, DRAM,     telephones, pagers, fax machines,
                                            fast static RAM, also called        printers, copiers, personal
                                            FSRAM, and flash memory devices.    computer peripherals, automotive
                                                                                parts, telecommunications
                                                                                products, recordable optical disks
                                                                                and hard disk drives.

Small Outline Plastic J-Bend   16-28        Designed for memory and low         DRAM memory devices,
Package (SOJ)                               pin-count applications.             microcontrollers, digital analog
                                                                                conversions and audio/video
                                                                                applications.


Plastic Dual In-line Package   8-16         Used in consumer electronic         Telephones, televisions,
(PDIP)                                      products.                           audio/video applications and
                                                                                computer peripherals.

Very Small Peripheral Array    80           Designed for fingerprint            Notebook computers, desktop
(VSPA)                                      identification.                     personal computers and automated
                                                                                teller machines.

Land Grid Array (LGA)          6-40         Designed for applications that      Computer servers, cellular phones,
                                            require high electricity            network hubs and base stations.
                                            consumption and small package
                                            sizes.

Quad Flat Non-Leaded           24-48        Designed for applications that      Cellular phones, computer servers
package (QFN)                               require low profile packages and    and audio/visual equipment.
                                            high electricity consumption.

     The following table sets forth, for the periods indicated, the percentage of our net packaging revenues accounted for by each package type.

                                                Year Ended December 31,
                                       ---------------------------------------
                                        1999             2000             2001
                                       -----            -----            -----
                                        (percentage of net packaging revenues)
BGA ................................     6.4%            13.8%            26.3%
QFP/TQFP............................    52.6             52.9             43.1
PLCC ...............................    23.8             15.6             11.8
SOJ/SOP/TSOP........................     8.1             10.4              4.0
PDIP ...............................     9.0              7.2             14.1
Other...............................     0.1              0.1              0.7
                                       -----            -----            -----
Total net packaging revenues........   100.0%           100.0%           100.0%
                                       =====            =====            =====

   Drop Shipment Services

     We offer drop shipment services for shipment of semiconductors directly to end users designated by our customers. We provide drop shipment services to many of our testing customers. A substantial portion of our customers at each of our facilities has qualified these facilities for drop shipment services. Since drop shipment eliminates the additional step of inspection by the customer prior to shipment to end users, quality of service is a key consideration. We believe that our ability to successfully execute our full range of services, including drop shipment services, is an important factor in maintaining existing customers as well as attracting new customers.

Pricing

     We price our front-end engineering testing services principally on the basis of hourly test rates and the cost of engineering resources. We price our final testing services principally on the basis of the amount of time, measured in central processing unit seconds, taken by the automated testing equipment, including testers and handlers, to execute the test programs that are specific to the customer's products. The price per central processing unit second for each particular product is determined based on a number of factors, including:

     o    the complexity of the product;

     o    the number of functions tested;

     o the time required to test the product pursuant to the customer's specifications;

     o    current market landscape of each testing platform;

     o    labor cost;

     o the ability of the machine to parallel-test, which involves testing multiple semiconductors simultaneously; and

     o    the cost of testers used to perform the testing services.

     For example, testing complex, high-performance semiconductors requires more complex equipment, the use of which is priced significantly higher per central processing unit second than the use of equipment employed in testing less complex or lower performance semiconductors.

     In general, the price per central processing unit second for the testing of particular products tends to decline over time as the product becomes older and more advanced products in the category are introduced in the market. These newer products, which typically are more complex and higher performance, attract a higher price per central processing unit second and generate higher margins, which have partially offset price declines related to older products in the past. As older machines become less appropriate for testing more advanced products, prices per central processing unit second for using such machines decline, resulting in the gradual decline of revenues for such machines.

     We price our packaging services primarily on a cost-plus basis and, to a lesser extent, with reference to market prices. Prices are confirmed at the time firm orders are received from customers.

Equipment

   Testing

     Testing equipment is the most important and most capital intensive component of the testing process. As of December 31, 2001, we operated 680 testers, of which 140 were consigned by our customers. We generally seek to purchase testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. We purchase testing equipment from major international manufacturers, including Advantest Corporation, Agilent Technologies, Inc., Credence Systems Corporation, LTX Corporation, Schlumberger Limited and Teradyne, Inc. We may consider purchasing additional advanced testers depending on market demand for our testing services and the availability of testers. Upon acquisition of new testing equipment, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testing equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers and computer workstations for use in software development. Handlers attached to testers and transport individual packaged semiconductors to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

     Test programs, which are the software that drive the testing of specific semiconductors, are written for a specific testing platform. We often perform test program conversions that enable us to test semiconductors on multiple platforms. This portability between testers enables us to allocate semiconductors tested across our available test capabilities and thereby improve capacity utilization rates. In certain cases where a customer requires the testing of a semiconductor product that is not yet fully developed, the customer may provide computer workstations to us to test specific functions. In certain cases where a customer has specified testing equipment that was not widely applicable to other products which we test, we have required the customer to furnish the equipment on a consignment basis.

   Packaging

     The number of wire bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. The wire bonders connect the input/output terminals on the silicon die using extremely fine gold wire to leads on leadframes or substrates. Typically, wire bonders may be used, with minor modifications, for the packaging of different products. We purchase wire bonders principally from Kulicke & Soffa Industries Inc., a United States supplier of a substantial portion of our new wire bonders and from the Singapore division of ASM Pacific Technology Limited, a Hong Kong supplier of wire bonders. As of May 31, 2002, we operated 371 wire bonders of which 212 were fine pitch wire bonders. In addition to wire bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, die bonders, automated molding machines, laser markers, solder plates, pad printers, dejunkers, trimmers, formers, substrate saws and scanners.

Software Development and Engineering/Conversion Program

     We work closely with our customers to provide sophisticated software engineering services, including test program development, conversion and optimization, and related hardware design. Generally, testing requires customized testing software and related hardware to be developed for each particular product. Software is often initially provided by the customer and then converted by us at our facilities for use on one or more of our machines and contains varying functionality depending on specified testing procedures. Once a conversion test program has been developed, we perform trial tests on the semiconductors. Customer feedback on the test results enables us to adjust the conversion test programs prior to actual testing. We also typically assist our customers in collecting and analyzing the test results and recommend engineering solutions to improve their design and production process. We have developed proprietary software which automatically generates codes for creating and converting testing programs and have also developed software for parallel testing of logic semiconductors and for converting programs from one equipment platform to another. See "--Research and Development." Our inability to successfully develop conversion software programs could materially and adversely affect our operating efficiencies. See "Item 3. Key Information -- Risk Factors -- The complexity of the semiconductor testing and packaging process increases the costs and production risks of our business".

Seasonality

     See "Item 5. Operating and Financial Review and Prospects -- Operating Results and Trend Information -- Consolidated Quarterly Results".

Sales and Marketing

   Sales and Marketing Offices

     We maintain sales and marketing offices in the United States, Taiwan and Malaysia. Our sales staff at all of our sales and marketing offices often call on prospective customers with the sales staff of ASE, Inc. In addition, the sales agent for our testing and packaging services maintains sales and marketing offices in Santa Clara, California; Tempe, Arizona; Austin, Texas; Beverly, Massachusetts in the United States; Brussels, Belgium; Penang, Malaysia; Kyunggi-Do, Korea; and Yokohama, Japan. We conduct marketing research through our in-house customer service personnel and those of our sales agent and through our relationships with our customers and suppliers to keep abreast of market trends and developments. In placing orders with us, our customers specify which of our facilities these orders will go to. Our customers conduct separate qualification and correlation processes for each of our facilities that they use. See "--Qualification and Correlation by Customers".

   Sales and Customer Service Agents

     Under commission agreements, ASE Test Taiwan and ASE Test Malaysia have appointed Gardex International Limited, or Gardex, as the non-exclusive sales agent for the sale of their services and products worldwide, excluding Asia. Gardex helps us identify customers, monitor delivery acceptance and payment by customers and, within parameters set by us, negotiate price, delivery and other terms with our customers. Purchase orders are placed directly with us by our customers. We pay Gardex a commission of 0.56% of our sales outside of Asia, payable monthly, depending on the amount of these sales. In 2001, we paid $1.0 million in commissions to Gardex.

     Under service agreements, ASE Test Taiwan and ASE Test Malaysia have appointed ASE (U.S.) Inc. as our non-exclusive agent to provide customer service and after-sales support to our customers in Europe and North America. We pay ASE (U.S.) Inc. a monthly fee based on its monthly services associated costs and expenses. In 2001, we paid $5.3 million in fees and service charges to ASE (U.S.) Inc.

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

Agilent Technology                                   LSI Logic Corporation
Altera Corporation                                   Marvell Technology Group
ATI Technologies, Inc.                               Motorola, Inc.
Cirrus Logic, Inc.                                   NVIDIA Corp.
Conexant Systems, Inc.                               Oak Technology
ESS Technology                                       ON Semiconductor
Genesis Microchip                                    Qualcomm Incorporated
                                                     VIA Technologies, Inc.

     Our five largest customers together accounted for approximately 39% of our sales in 2001. There has been significant variation in the composition of our largest five customers over time and, as a result, we have been less dependent on any particular customer over time. We test and package for our customers a wide range of semiconductors with diverse end use applications in the communication, consumer electronic, personal computer and industrial sectors.

     The following table sets forth, for the periods indicated, our net revenues categorized by the principal end use applications of the semiconductors which we tested and packaged as a percentage of our net revenues.

                                                Year Ended December 31,
                                       -------------------------------------
                                        1999             2000           2001
                                       -----             ----           ----
                                            (percentage of net revenues)
Communications.......................     24%              24%            32%
Personal computers...................     31               32             29
Consumer electronics/
  industrial/automotive..............     35               32             37
Other................................     10               13              2
                                         ---              ---            ---
Total net revenues...................    100%             100%           100%
                                         ===              ===            ===

     Many of our customers are leaders in their respective end use markets. For example, we provide Motorola, an industry leader in automotive and wireless communications semiconductor products, with most of its outsourced testing and packaging requirements.

     We categorize our net testing and packaging revenues based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown of our net revenues, categorized by geographic regions.

                                                Year Ended December 31,
                                        -------------------------------------
                                        1999             2000            2001
                                        ----             ----            ----
                                            (percentage of net revenues)
North America....................         77%              74%             76%
Asia ............................         19               20              21
Europe...........................          4                7               3
                                         ---              ---             ---
Total net revenues...............        100%             100%            100%
                                         ===              ===             ===

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

Competition

     We compete in the highly competitive independent testing and packaging markets. Our competitors include large integrated device manufacturers with in-house testing and packaging capabilities, independent semiconductor packaging companies with in-house testing capabilities, and small independent semiconductor testing companies which focus exclusively on testing. We believe that the principal competitive factors in the independent semiconductor testing industry are: (1) technological expertise; (2) the ability to work closely with customers at the product development stage; (3) production yield; (4) software conversion program capability; (5) responsiveness and flexibility; (6) cycle time; (7) capacity; (8) range and quality of testing platforms available; and
(9) price. In packaging services, we primarily compete on the basis of: (1) production yield; (2) cycle time; (3) process technology; (4) quality of service; (5) capacity; (6) location; (7) range and quality of packaging types available; and (8) price.

     Integrated device manufacturers that use our services continuously evaluate our performance against their own in-house testing and packaging capabilities. These integrated device manufacturers may have access to more advanced technologies, and greater financial and other resources than we do. We believe, however, that we can offer greater efficiency and lower costs while maintaining equivalent or higher quality for several reasons. First, as we benefit from specialization and economies of scale by providing services to a large base of customers across a wide range of products, we are better able to reduce costs and shorten production cycles through high capacity utilization and process expertise. Second, as a result of our customer base and product offerings, our equipment generally has a longer useful life. Third, as a result of the continuing reduction of investments in in-house testing and packaging capacity and technology at integrated device manufacturers, we are better positioned to meet the advanced testing and packaging requirements on a large scale.

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

Raw Materials

     Semiconductor testing requires minimal raw materials. Substantially all of the raw materials used in our packaging processes are interconnect materials such as leadframes and substrates, gold wire and molding compound. Raw materials costs as a percentage of our net revenues were slightly over 10% in 2001.

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

Insurance

     We have insurance policies covering property damage and damage to our production facilities, buildings and machinery, as well as business interruption losses, due to fire and flood. We are in the process of obtaining insurance policies for our Taiwan operations covering property damage and damage to our production facilities, buildings and machinery, as well as business interruption losses, due to typhoons. Significant damage to any of our production facilities, whether as a result of fire or other causes, would have a material adverse effect on our results of operations. We are not insured against the loss of key personnel.

ORGANIZATIONAL STRUCTURE

     The following chart illustrates our corporate structure and effective ownership interest in each of our principal operating subsidiaries and affiliates as of June 14, 2002. The following chart does not include wholly-owned intermediate holding companies.

------------------------------ ASE, INC. ---------------------------------------|
|                                 |50.5%--------------------------------        |
|                                 |                                     |       |
|                          ----------------                             |       |
|70%                       ASE TEST LIMITED                             |70%    |
|                          ----------------                             |       |
|                                 |                                     |       |56.2%
|                                 |                                     |       |
|   ---------------------------------------------------------------     |       |
|    |30%           |100%         |100%           |100%           |30%  |       |
|    |              |             |               |               |     |       |
---------       ---------     -----------     ----------     -------------      |
ASE             ISE LABS,     ASE             ASE TEST,      ASE (KOREA)        |
(CHUNG LI)      INC.          ELECTRONICS     INC.              INC.            |
INC.                          (M) SDH, BHD.                                     |
---------       ---------     --------        ----------     -------------      |
                                                  |                             |
                                                  | 4.0%                        |
                                              ---------                         |
                                              ASE                               |
                                              MATERIAL -------------------------
                                              INC. (1)
                                              ---------

----------
(1) The remaining shares of ASE Material Inc. are owned by the management and employees of ASE Material Inc., management and employees of ASE, Inc. and its affiliates as well as a strategic investor.

PROPERTIES

     We maintain operations in Taiwan, Malaysia, and California. Our operations in Kaohsiung, Taiwan are located principally in one plant located in the Nantze Export Processing Zone in Kaohsiung with a total floor space of approximately 521,000 square feet, which includes a total clean-room space of approximately 183,000 square feet. Substantially all of our facilities in Kaohsiung, including our principal executive offices, are located at this plant. This plant is located in a building purchased in January 1997 from a subsidiary of ASE, Inc. and is located on land leased from the ROC government under a lease which expires in December 2006. In addition, we lease from ASE, Inc. floor space of approximately 82,000 square feet in an adjacent building. We also lease approximately 52,000 square feet from ASE Chung Li. We currently intend to lease from ASE, Inc. any additional floor space we may require in Kaohsiung in connection with any expansion.

     We currently operate testing and packaging facilities in Bayan Lepas Free Trade Zone, Penang, Malaysia, with a total floor space of approximately 606,000 square feet, which includes a front-end clean-room of approximately 40,000 square feet, a back-end packaging area of approximately 66,000 square feet and a final test clean-room of approximately 114,000 square feet.

     ISE Labs maintains an approximately 58,000 square foot testing facility in Santa Clara, California, an approximately 174,000 square foot testing facility in Fremont, California, an approximately 21,000 square foot testing facility in Singapore, an approximately 23,000 square foot testing facility in Hong Kong, and an approximately 13,000 square foot testing facility in Austin, Texas.

     Item 5.  Operating and Financial Review and Prospects.

OPERATING RESULTS AND TREND INFORMATION

Overview

     We provide our customers with a complete range of semiconductor testing services. These services are primary component of the semiconductor manufacturing process. Our services generally focus on complex, high-performance logic/mixed-signal semiconductors, such as system on a chip ("SOC"), and include front-end engineering testing, wafer probing and final testing. At our facilities in Malaysia, we also provide a broad range of leadframe and laminate-based semiconductor packaging services, including packages such as ball grid array (BGA), quad flat package (QFP), and thin quad flat package (TQFP). For more information on our testing and packaging services, see "Item 4. Information on the Company -- Business Overview -- Principal Products and Services."

     Beginning in the fourth quarter of 2000 and continuing through 2001, we experienced a significant downturn in the semiconductor industry. During this downturn we saw a material decline in our business caused by a decline in average selling prices and a curtailment in overall business demand for our services. We expect the average selling prices for our products to continue to decline for the foreseeable future. The decrease in our net revenues during 2001 was across each of the principal end use applications for the products which we tested and packaged - communication, personal computer and consumer electronics. In the fourth quarter of 2001, we experienced a gradual improvement in our net revenues compared to the preceding quarter. This improvement was generally concentrated in the packaging of more advanced package types and the testing of more complex, high-performance semiconductors.

Sale of Manteca Packaging Facility

     In June 2000, we entered into an agreement to sell our Manteca, California packaging operations to a group of buyers, which includes certain members of ISE Labs' management, for an estimated price of $4.3 million. Upon completion of the sale, the purchasers acquired all of the net assets of the Manteca packaging operations arising subsequent to December 31, 1999. In 1999, our Manteca packaging operations generated $8.7 million in net revenues and had a pre-tax loss of $2.3 million. For the period ending June 30, 2000, our Manteca packaging operations generated $5.0 million in net revenues and had a pre-tax loss of $1.1 million. ISE Labs incurred a disposition loss in 2000 of approximately $1.3 million, net of tax benefits of $0.6 million, in connection with the sale. This disposition loss was considered an adjustment of the purchase price allocation.

Net Revenues and Pricing

     We recorded net revenues of $270.3 million, $440.3 million and $298.5 million in 1999, 2000 and 2001, respectively. Our net revenues are primarily affected by the volume of units tested and packaged, the selling prices for these units, and currency fluctuations. The volume of units tested and packaged has been primarily affected by upturns and slowdowns in the semiconductor industry. Our increase in net revenues from 1999 to 2000 was the result of an upturn, and our net loss in 2001 was the result of a slowdown. Currency fluctuations affect our net revenues by increasing or decreasing the revenue we receive per unit when sales are translated into local currency.

     In 1999, 2000 and 2001, our packaging revenues accounted for 33.9%, 28.2% and 25.2% while testing revenues accounted for 66.1%, 71.8% and 74.8% respectively, of our net revenues. In 2001, approximately 97.9% of our net testing revenues were derived from testing complex, high-performance logic/mixed-signal semiconductors, as compared to 97.5% in 2000. High pin-count semiconductor packages are package types with pin-counts of greater than 100 leads. In 2001, approximately 60.0% of our net packaging revenues were derived from packaging high pin-count semiconductors, as compared to 66.8% in 2000. We have expanded testing capabilities and a broad geographic presence in the United States, Taiwan, Malaysia and Singapore in close proximity to key centers for outsourced semiconductor manufacturing and semiconductor designing. In 2001, 59.8% of our net revenues were derived from operations outside of Taiwan, as compared to 62.6% in 2000.

     The semiconductor industry is characterized by a general trend towards declining prices for products and services of a given level of technology over time. During periods of intense competition and adverse conditions in the semiconductor industry, the pace of this decline in prices for our services may be more rapid than that experienced in other years. In 2001, the selling prices in our testing and packaging services experienced a quickened rate of decline relative to the price declines experienced in 2000, due to the downturn in the semiconductor industry.

     Declines in selling prices have been partially offset over the last three years by a change in our revenue mix. In particular, we have been testing more complex, high-performance logic/mixed-signal semiconductors, which are used in communication, consumer electronic, and personal computer products, and packaging higher pin-count package types. We plan to continue to develop and offer new technology in packaging services and more advanced testing platforms in testing services, as well as improve production efficiencies for older technology, in order to mitigate the effects of declining prices on our profitability.

     We price our front-end engineering testing services principally on the basis of hourly test rates and the cost of engineering resources. We price our final testing services principally on the basis of the amount of time, measured in central processing unit seconds, or CPU seconds, taken by the automated testing equipment, including testers and handlers, to execute the test programs that are specific to the customer's products. The price per CPU second for each particular product is determined based on a number of factors, including: (1) complexity of the product, (2) number of functions tested, (3) time required to test the product pursuant to the customer's specifications, (4) current market landscape of each testing platform, (5) labor cost, (6) ability of the machine to parallel-test, which involves testing multiple semiconductors simultaneously, and (7) cost of testers used to perform the testing services. The testing of complex, high-performance semiconductors requires more complex equipment, the use of which is priced at significantly higher levels per central processing unit second than the use of equipment employed in the testing of less complex or lower-performance semiconductors.

Cost of Revenues

     Our operations are capital intensive and are characterized by relatively high fixed costs. High-end testers can cost several million dollars each. Testing equipment has become more expensive in recent years because the growing technological complexity of semiconductors has required increasingly complex testing services. Increases or decreases in capacity utilization rates can have a significant effect on gross profit margins, as the unit cost of testing services generally decreases as fixed charges, such as equipment depreciation expense, are allocated over a larger number of units. Depreciation and amortization are the principal components of our testing costs as testing requires minimal raw materials. In 1999, 2000 and 2001, our testing depreciation expense as a percentage of net testing revenues was approximately 30%, 25% and 46%, respectively. We begin depreciating our equipment when it is placed into service. There may be a time lag between when our equipment is placed into service and when it achieves high levels of utilization. This was the case in 2001, when depressed industry conditions resulted in lower than expected demand from customers and a sharp decline in selling prices, resulting in an increase in depreciation expense relative to sales.

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

     As our testing operations require minimal raw materials, substantially all of our raw material costs are accounted for by our packaging operations. Raw material costs as a percentage of our packaging revenues were 41.2%, 39.9% and 45.6% in 1999, 2000 and 2001, respectively. We expect raw materials to become an increasingly important component of the cost of our packaging revenues and we plan to continue our development and production of interconnect material through ASE Material in order to help ensure an adequate supply of raw materials at competitive prices and reduce production time.

Operating Expenses

     Our operating expenses are composed of selling, general and administrative expenses and research and development expenses. Selling, general and administrative expenses are primarily composed of salaries and bonuses to employees, goodwill amortization, depreciation and other amortization and sales service charges. For more information concerning goodwill amortization, see "- Goodwill Amortization". Selling, general and administrative expenses are stable over time, relative to other costs, therefore selling, general and administrative expenses expressed as a percentage of net revenues will vary, in part, according to net revenues. If net revenues are increased, "economies of scale" are achieved in which selling, general and administrative expenses decrease as a percentage of net revenues. Research and development expenses include primarily salaries and bonuses of employees, factory supplies and depreciation expense. We have endeavored in recent years to expand our research and development capabilities, therefore, our research and development costs have increased.

Non-Operating Income and Expenses

     Our non-operating income and expenses are primarily composed of interest income and expenses, goodwill amortization, gain or loss on long term investments, and foreign exchange gain or loss. Our interest income is primarily derived from fixed return deposits and investment funds. For more information concerning goodwill amortization, see "- Goodwill Amortization". Our long term investments include ASE Korea, ASE Chung Li and ASE Material. The year-end restatement of our foreign exchange assets and liabilities according to the prevailing exchange rate has a large impact on our foreign exchange gain or loss.

     Our loss on long term investments in equity investees was $7.3 million in 2001 compared to a gain of $16.1 million in 2000. This was composed of the results of operations of ASE Chung Li and ASE Korea and the results of operations of ASE Material. We own a 30.0% interest in each of ASE Chung Li and ASE Korea. Therefore, we account for ASE Chung Li and ASE Korea as affiliates under the equity method and record their gains and losses to us as gain or loss on long term investment. Although we only own 4.0% of ASE Material, ASE, Inc. owns 56.2%, therefore we account for ASE Material under the equity method, recording their gains and losses to us as gain or loss on long term investment.

Goodwill Amortization

     Our operating and non-operating income in recent years have been affected by goodwill amortization charges in connection with acquisitions, the restructuring of our investment holdings and other share repurchases. Under generally accepted accounting principles in the ROC, additional purchases of shares of consolidated subsidiaries (majority owned) or of companies accounted for using the equity method (less than majority but greater than 20% owned) will generate goodwill in an amount equal to the difference between the purchase price and the book value per share of those shares. The goodwill generated is amortized over ten years. Goodwill generated on the purchases of shares of consolidated subsidiaries are recognized under selling, general and administrative expense. Goodwill generated on the purchases of shares of companies which are less than majority but greater than 20% owned, and therefore accounted for using the equity method, are recognized as a debit under investment income. Our goodwill is derived from the acquisitions of ISE Labs and ASE Korea.

Critical Accounting Policies and Estimates

     Preparation of our consolidated financial statements requires us to make estimates and judgments that affect the amounts of our assets, liabilities, revenues and expenses. We continually evaluate these estimates, including those related to allowances for doubtful accounts, inventories, useful lives of properties, consolidated debits, income tax valuation allowances, pension plans and the fair value of financial instruments. We base our estimates on historical experience and other assumptions, which we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions. We have identified below the accounting policies that are critical to our consolidated financial statements.

     Revenue recognition. Revenues from semiconductor packaging services that we provide are recognized upon shipment. Revenues from testing services that we provide are recognized upon completion of the services. We do not take ownership of: (i) bare semiconductor wafers received from customers that we package into finished semiconductors, and (ii) packaged semiconductors received from customers that we test as to whether they meet performance specifications. The title and risk of loss remains with the customer for those bare semiconductors and/or packaged semiconductors. Accordingly, the cost of customer-supplied semiconductor materials is not included in our consolidated financial statements. Other criteria that we use to determine when to recognize revenue are: (i) persuasive evidence that the services provided exist, (ii) the selling price is fixed or determinable and (iii) collectibility is reasonably assured. These policies are consistent with provisions in the Staff Accounting Bulletin No. 101 issued by the United States Securities and Exchange Commission. We do not provide warranties to our customers except in cases of defects in the packaging services provided and deficiencies in testing services provided. An appropriate sales allowance is recognized in the period the sale is recognized.

     Allowance for Doubtful Accounts. We periodically record a provision for doubtful accounts based on our evaluation of the collectibility of our accounts receivable. The total amount of this provision is determined by us as follows. We first identify the receivables of customers that are of a higher credit risk based on their current overdue accounts with us, difficulties collecting from these customers in the past or their overall financial condition. For each of these customers, we estimate the extent to which it will be able to meet its financial obligations to us, and we record an allowance that reduces our accounts receivable for that customer to the amount that we reasonably believe will be collected. For all other customers, we maintain an allowance for doubtful accounts equal to a percentage of their aggregate accounts receivable. Based on our prior experience, we currently maintain an allowance for the account receivables of these other customers of between 3% and 4%. Additional allowance may be required in the future if the financial condition of our customers or general economic conditions deteriorate, and this additional allowance would reduce our net income.

     Useful Lives of Properties. Our operations are capital intensive and we have significant investment in expensive testing and packaging equipment. Properties represented 58% and 61% of our total assets as of December 31, 2000 and 2001, respectively. We depreciate our properties based on our estimate of their economic useful lives to us based on our judgment, historical experience and the potential obsolescence of our existing equipment brought about by the introduction of more sophisticated testing and packaging technologies and processes. If we subsequently determine that the actual useful life of a property is shorter than what we had estimated, we will depreciate the remaining undepreciated value of that asset over its remaining economic useful life. This would result in increased depreciation expense and decreased net income during those periods. Similarly, if the actual lives of properties are longer than what we had estimated, we would have a smaller depreciation expense and higher net income in subsequent periods. As a result, if our estimations of the useful lives of our properties are not accurate, our net income in future periods would be affected.

Results of Operations

     The following table sets forth, for the periods indicated, selected income statement items from our Consolidated Financial Statements.

                                                                      Year Ended December 31,
                                                        ---------------------------------------------------
                                                           1999                 2000                 2001
                                                        ---------            ---------            ---------
                                                                           (in thousands)
Net revenues:
   Testing..........................................    $ 178,667            $ 316,158            $ 223,193
   Packaging........................................       91,587              124,127               75,273
                                                        ---------            ---------            ---------
   Total net revenues...............................      270,254              440,285              298,466
Cost of revenues....................................      173,758              263,513              265,271
                                                        ---------            ---------            ---------
Gross profit........................................       96,496              176,772               33,195
Operating expenses:
   Selling, general and administrative..............       23,091               42,807               35,335
   Research and development.........................        3,837               12,059               14,397
   Goodwill amortization............................        4,674                7,054                7,530
                                                        ---------            ---------            ---------
     Total operating expenses.......................       31,602               61,920               57,262
                                                        ---------            ---------            ---------
Income (loss) from operations.......................       64,894              114,852              (24,067)
Non-operating income (expense):
   Interest -- net..................................      (11,695)             (14,740)             (13,783)
   Investment income (loss) under equity
     method -- net..................................        4,842               16,127               (7,344)
   Gain on sale of long-term investments in
     shares of stock................................        6,588                    -                    -
   Loss on long-term investments in bonds...........            -               (3,157)                (345)
   Foreign exchange gain -- net.....................          151                3,280                2,382
   Other non-operating income (expense).............          863               (2,719)               1,393
                                                        ---------            ---------            ---------
     Total non-operating income (expense) -- net....          741               (1,209)             (17,697)
                                                        ---------            ---------            ---------
Income (loss) from continuing operations before
   income taxes and minority interest...............       65,635              113,643              (41,764)
Income tax expenses.................................         (678)              (2,197)              (6,522)
Income (loss) from continuing operations............       64,957              111,446              (48,286)
Loss from discontinued operations...................       (1,360)                (758)                   -
Minority interest in net loss (income) of
  subsidiaries......................................       (1,437)              (3,493)               2,527
                                                        ---------            ---------            ---------
Net income (loss) (ROC GAAP)........................    $  62,160            $ 107,195            $ (45,759)
                                                        =========            =========            =========
Net income (loss) (U.S. GAAP).......................    $  55,356            $ 101,173            $ (72,928)
                                                        =========            =========            =========

     The following table sets forth, for the periods indicated, selected income statement items from our Consolidated Financial Statements.

                                                                       Year Ended December 31,
                                                        ---------------------------------------------------
                                                           1999                 2000                2001
                                                        ---------            ---------            ---------
                                                                    (percentage of net revenues)
Net revenues.....................................           100.0%               100.0%               100.0%
   Testing.......................................            66.1                 71.8                 74.8
   Packaging.....................................            33.9                 28.2                 25.2
                                                        ---------            ---------            ---------
Cost of revenues.................................            64.3                 59.9                 88.9
                                                        ---------            ---------            ---------
Gross profit.....................................            35.7                 40.1                 11.1
Operating expenses:
   Selling, general and administrative...........             8.6                  9.7                 11.9
   Research and development......................             1.4                  2.7                  4.8
   Goodwill amortization.........................             1.7                  1.6                  2.5
                                                        ---------            ---------            ---------
     Total operating expenses....................            11.7                 14.0                 19.2
Operating income (loss)..........................            24.0                 26.1                 (8.1)
Non-operating income (expense):
   Interest -- net...............................            (4.3)                (3.3)                (4.6)
   Investment income (loss) under equity
     method -- net...............................             1.8                  3.7                 (2.5)
   Gain on sale of long-term
     investments in shares of stock..............             2.4                    -                    -



                                                                       Year Ended December 31,
                                                        ---------------------------------------------------
                                                           1999                 2000                2001
                                                        ---------            ---------            ---------
                                                                    (percentage of net revenues)
   Loss on long-term investments in bonds........               -                 (0.7)                (0.1)
   Foreign exchange gain -- net..................               -                  0.7                  0.8
   Other non-operating income (expense)..........             0.4                 (0.7)                 0.5
                                                        ---------            ---------            ---------
     Total non-operating income (expense)--net...             0.3                 (0.3)                (5.9)
                                                        ---------            ---------            ---------
Income (loss) before income taxes and minority               24.3                 25.8                (14.0)
  interest.......................................
Income tax benefit (expense).....................            (0.3)                (0.5)                (2.2)
Income (loss) from continuing operations.........            24.0                 25.3                (16.2)
Loss from discontinued operations in net income
  (loss) of subsidiaries.........................            (0.5)                (0.2)                   -
                                                        ---------            ---------            ---------
Minority interest in net income
  (loss) of subsidiaries.........................            (0.5)                (0.8)                 0.9
Net income (loss) (ROC GAAP).....................            23.0                 24.3                (15.3)
                                                        =========            =========            =========
Net income (loss) (U.S. GAAP)....................            20.5                 23.0                (24.4)
                                                        =========            =========            =========

     The following table sets forth, for the periods indicated, our consolidated net revenues, gross profit and gross margin.

                                                                  Year Ended December 31,
                                                        ---------------------------------------------------
                                                          1999                 2000                  2001
                                                        ---------            ---------            ---------

Net revenues:
   Testing.......................................       $ 178,667            $ 316,158            $ 223,193
   Packaging.....................................          91,587              124,127               75,273
                                                        ---------            ---------            ---------
   Total ........................................         270,254              440,285              298,466
Gross profit.....................................          96,496              176,772               33,195
Gross margin.....................................            35.7%                40.1%                11.1%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

    Net Revenues. Our net revenues decreased 32.2% to $298.5 million in 2001 from $440.3 million in 2000, primarily as a result of both decreased sales volumes and decreased average realized selling prices. In 2001, our net testing revenues accounted for 74.8% of our net revenues and our net packaging revenues accounted for 25.2% of our net revenues, compared to 71.8% and 28.2%, respectively, of our net revenues in 2000. Decreases in testing and packaging revenues resulted primarily from an industry downturn commencing in the fourth quarter of 2000, and a decrease in the average realized selling prices for testing and packaging services. The decrease in average realized selling prices reflects the general trend in the semiconductor industry of declining prices for each input/output lead on a semiconductor device. This decrease was partially offset by a change in the revenue mix as a result of devices with higher numbers of leads per device accounting for a greater portion of the packaging volume, and as we tested more complicated semiconductor devices.

     Gross Profit. Our gross profit decreased 81.2% to $33.2 million in 2001 from $176.8 million in 2000 and our gross margin decreased to 11.1% in 2001 from 40.1% in 2000. This decrease was primarily a result of increased depreciation expense, partially offset by a decrease in raw materials costs. Depreciation expense increased 24.4% to $130.1 million in 2001 from $104.6 million in 2000, primarily because new equipment was placed in service in 2001 and 2000. Depreciation expense as a percentage of net revenues increased to 43.6% in 2001 from 23.8% in 2000. Raw materials costs decreased 30.7% to $34.3 million in 2001 from $49.5 million in 2000 primarily as a result of decreased sales. As a percent of net revenues, however, raw materials costs increased slightly to 11.5% in 2001 from 11.2% in 2000.

     Operating Income and Loss. We incurred an operating loss of $24.1 million in 2001 compared to operating income of $114.9 million in 2000. Operating margin decreased to (8.1)% in 2001 from 26.1% in 2000, primarily as a result of lower gross margins, increased research and development expenses and increased selling, general and administrative expenses expressed as a percentage of net revenues. Research and development expenses increased 19.4% to $14.4 million in 2001 from $12.1 million in 2000. As a percentage of net revenues, research and development expenses increased to 4.8% in 2001 from 2.7% in 2000. The increase was primarily due to increased depreciation of equipment dedicated to research and development uses, increased expenditures on factory supplies and an increase in the numbers of employees employed in research and development. Selling, general and administrative expenses, including goodwill amortization, decreased 14.0% to $42.9 million in 2001 from $49.9 million in 2000. The decrease was primarily due to decreased expenses for salaries and bonuses achieved by our implementation of cost-cutting measures, partially offset by an increase in goodwill amortization in relation to the recalculation of goodwill amortization due to the disposal of Manteca. Goodwill is amortized using the straight-line method over five to ten years. As a percentage of net revenues, selling, general and administrative expenses, including goodwill amortization, increased to 14.4% in 2001 from 11.3% in 2000, primarily as a result of diseconomies of scale from decreased sales volume.

     Net Non-Operating Income and Expense. Net non-operating expense increased 1,375.0% to $17.7 million in 2001 from $1.2 million in 2000, primarily as a result of a loss from equity investees and a decrease in net foreign exchange gain, partially offset by a decreased loss on long term investments in bonds. We had a loss from equity investees of $23.4 million in 2001 as compared to an income from equity investees of $16.1 million in 2000, primarily as a result of a net loss from our affiliate, ASE Korea. Our net foreign exchange gain decreased 27.3% to $2.4 million in 2001 from $3.3 million in 2000, primarily as a result of gains produced by certain foreign exchange contracts in 2000. Our loss on long-term investments in bonds decreased 90% to $0.3 million in 2001 from $3.2 million in 2000, primarily as a result of a provision in 2000 for loss on the bonds of APP Global Finance Limited.

     Net Income and Loss. We recorded a net loss of $45.8 million in 2001 compared to a net income of $107.2 million in 2000, primarily as a result of the foregoing, and also as a result of increased income tax expense. Income tax expense increased 195.5% to $6.5 million in 2001 from $2.2 million in 2000, primarily as a result of the provision of valuation allowance recognized for an income tax credit in 2001 compared to a utilization of an income tax credit in 2000, both in relation to tax credits for machinery and equipment.

     We recorded a U.S. GAAP adjusted net loss of $(72.9) million in 2001 as compared to a net income of $101.2 million in 2000. The U.S. GAAP adjustment in 2001 is primarily a result of stock option compensation of $26.7 million in 2001 from a compensation expense in relation to the exercise of certain stock options under the 1996 stock option plan. The U.S. GAAP adjustment in 2000 is primarily the result of compensation expenses of $6.0 million arising from the cash bonus given to our employees by us and ASE, Inc. shares given to our employees by our parent company accrued in 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Net Revenues. Our net revenues increased 62.9% to $440.3 million in 2000 from $270.3 million in 1999, primarily as a result of increased testing volume achieved with our expanded capacity at our facilities in Taiwan and Malaysia and secondarily as a result of the acquisition of ISE Labs. The volume increase was offset by a decrease in our average realized selling prices for our testing and packaging services. We experienced a normal rate of decline in our average selling prices in 2000.

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

     Net Non-Operating Income and Expense. Net non-operating expense increased to $1.2 million in 2000 from a net non-operating income of $0.7 million in 1999, primarily as a result of a lack of gains on sale of long-term stock investments, a loss on long-term investments in bonds and an increase in net interest expense, partially offset by an increase in investment income under the equity method and an increase in foreign exchange gain. We had a gain on the sale of long-term investments in shares of stock in 1999 of $6.6 million as a result of the sale of ASE, Inc. shares in 1999, but no such gain in 2000. We had a loss on long-term investments in bonds in 2000 of $3.2 million as a result of a provision for loss on bonds of APP Global Finance Limited. Our net interest expense increased 25.6% to $14.7 million in 2000 from $11.7 million in 1999, primarily as a result of interest on our subsidiary's 1% guaranteed convertible notes due 2004. Our investment income under the equity method increased 235.4% to $16.1 million in 2000 from $4.8 million in 1999, primarily as a result of the acquisition of 30% of ASE Korea and ASE Chung Li. Our foreign exchange gain increased 1,550.0% to $3.3 million in 2000 from $0.2 million in 1999, primarily as a result of the depreciation of the NT dollar and Japanese yen relative to the U.S. dollar.

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

                                                                    Quarter Ended
                         ----------------------------------------------------------------------------------------------
                         Mar. 31,    Jun. 30,    Sep. 30,     Dec. 31,    Mar. 31,    Jun. 30,    Sep. 30,     Dec. 31,
                           2000        2000         2000        2000        2001        2001         2001        2001
                         --------    --------    --------    ---------    --------    --------    --------     --------
                                                                   (unaudited)
                                                                 (in thousands)
Net revenues:
   Testing...............$ 66,037    $ 73,993    $ 85,617    $  90,511    $ 77,921    $ 51,558    $ 44,072     $ 49,642
   Packaging.............  26,123      28,684      35,161       34,159      25,255      15,799      16,455       17,763
                         --------    --------    --------    ---------    --------    --------    --------     --------
   Total net revenues....  92,160     102,677     120,778      124,670     103,176      67,357      60,527       67,406
Cost of revenues.........  54,623      60,747      71,712       76,430      73,585      63,292      61,868       66,525
                         --------    --------    --------    ---------    --------    --------    --------     --------




                                                                    Quarter Ended
                         ----------------------------------------------------------------------------------------------
                         Mar. 31,    Jun. 30,    Sep. 30,     Dec. 31,    Mar. 31,    Jun. 30,    Sep. 30,     Dec. 31,
                           2000        2000         2000        2000        2001        2001         2001        2001
                         --------    --------    --------    ---------    --------    --------    --------     --------
                                                                   (unaudited)
                                                                 (in thousands)
Gross profit.............  37,537      41,930      49,066       48,240      29,591       4,065       1,341          881
                         --------    --------    --------    ---------    --------   ---------    --------     --------

Operating expenses:
   Selling, general and
     administrative......   8,994       9,076      11,127       13,610       9,635       9,872       8,085        7,743
   Research and
     development.........   2,029       3,199       3,248        3,584       3,975       3,086       3,455        3,882
 Goodwill amortization...   1,699       1,795       1,795        1,765       1,896       1,896       1,855        1,882
                         --------    --------    --------    ---------    --------   ---------    --------     --------
 Total operating
     expenses ...........  12,722      14,070      16,170       18,959      15,506      14,854      13,395       13,507
                         --------    --------    --------    ---------    --------   ---------    --------     --------
Income (loss) from
     operations..........  24,815      27,860      32,896       29,281      14,085     (10,789)    (14,736)     (12,626)
Non-operating income
     (expense)...........    (957)     (2,983)      1,175        1,556      (2,856)     (4,586)     (6,918)      (3,337)
                         ========    ========    ========    =========    ========   =========    ========     ========

Income (loss) from
   continuing operations
   before income taxes
   and minority interest.  23,858      24,877      34,071       30,837      11,229     (15,375)    (21,654)     (15,964)
Income tax benefit
   (expense).............     (67)       (166)        (21)      (1,943)     (1,578)      3,767         202         (975)
Loss from discontinued
   operations............    (475)         (9)       (115)        (159)          -           -           -            -
Minority interest in net
   loss (income) of
   subsidiaries..........    (468)     (1,386)     (1,001)        (638)       (478)        423       1,008        1,574
                         --------    --------    --------    ---------    --------   ---------    --------     --------
Net income (loss) (ROC
     GAAP)...............$ 22,848    $ 23,316    $ 32,934    $  28,097    $  9,173   $ (18,718)   $(20,848)    $(15,365)
                         ========    ========    ========    =========    ========   =========    ========     ========
Net income (loss) (U.S.
     GAAP)...............$ 21,270    $ 24,047    $ 30,363    $  25,493    $  7,085   $ (44,441)   $(22,498)    $(13,074)
                         ========    ========    ========    =========    ========   =========    ========     ========

Net revenues (ROC GAAP):
   Testing...............    71.7%       72.1%       70.9%        72.6%       75.5%       76.5%       72.8%        74.8%
   Packaging.............    28.3%       27.9%       29.1%        27.4%       24.5%       23.5%       27.2%        25.2%

Gross margin.............    40.7%       40.8%       40.6%        38.7%       28.7%        6.0%       (2.2)%        1.3%
Operating margin.........    26.9%       27.1%       27.2%        23.5%       13.7%      (16.0)%     (24.3)%      (18.7)%

Net income margin:
   ROC GAAP..............    24.8%       22.7%       27.3%        22.5%        8.9%      (27.9)%     (34.4)%      (22.8)%
   U.S. GAAP.............    23.1%       23.4%       25.1%        20.4%        6.9%      (66.0)%     (37.2)%      (19.4)%

     Our results of operations have been adversely affected by the global semiconductor industry downturn which commenced in the fourth quarter of 2000 and continued through 2001. To a lesser extent, our results of operations have also been affected by seasonality. Our first quarter net revenues have historically shown smaller sequential increases over the preceding fourth quarter, compared to other quarters of the year, primarily due to the combined effects of holidays in the United States, Taiwan and Malaysia. Moreover, the increase or decrease in net revenues of a particular quarter as compared with the immediately preceding quarter varies significantly. See "Item 3. Key Information -- Risk Factors -- Our operating results are subject to significant fluctuations, which could adversely affect the value of your investment".

     Our testing operations historically have higher gross margins than our packaging operations. However, during periods of lower-than-normal capacity utilization, such as the last three quarters of 2001, our testing operations have experienced lower gross margins than our packaging operations.

Exchange Rate Fluctuations

     Currently, our net revenues from testing and packaging services are generally denominated in U.S. dollars and NT dollars, while the costs of revenues and operating expenses associated with testing and packaging services are generally incurred in U.S. dollars, NT dollars and Malaysian ringgit, with certain portions also incurred in Singapore dollars and Hong Kong dollars. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing equipment, has been, and is expected to continue to be, denominated in U.S. dollars with the remainder in Japanese yen and other currencies. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Malaysian ringgit, will affect our costs and operating margins and could result in exchange losses. From time to time, we have engaged in, and may continue to engage in, hedging of foreign currency exposure through U.S. dollar borrowings and forward exchange rate contracts in an effort to mitigate the impact of exchange rate fluctuations. Despite these hedging and mitigating techniques, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recorded a foreign exchange gain of $.2 million in 1999, $3.3 million in 2000 and $2.4 million in 2001.

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

     Based on its status as a "pioneer" company, ASE Test Malaysia was granted exemptions from Malaysian income taxes for a period of five years from July 1, 1994 to June 30, 1999. Losses accumulated before the commencement of this period may be used to offset taxable income after the period ends. ASE Test Malaysia's tax holiday in Malaysia expired on June 30, 1999 and ASE Test Malaysia has received approval to be a "pioneer high technology" company in Malaysia, which entitles us to a five-year tax holiday substantially similar to our previous tax holiday. This tax holiday began retroactively on July 1, 1999 and will extend to June 30, 2004. See Note 12 of Notes to Consolidated Financial Statements.

     As of December 31, 2001, we had net deferred income tax assets, after valuation allowance, of $12.9 million, which consisted of tax credits arising from investments in machinery and equipment and research and development expenditures of ASE Test Taiwan. The tax credits of ASE Test Taiwan generally expire five years following their respective grants, and are available to reduce 50% of its income taxes payable in the first four years and 100% of such taxes payable in the fifth year. The tax credits of ASE Test Malaysia are available to reduce 100% of its income taxes payable after its pioneer period ends on June 30, 1999, and have no expiration date. The net non-current deferred income tax assets of ASE Test Taiwan are expected to be realized by 2004. We incurred a net tax expense of $6.5 million, $2.2 million and $0.7 million in 2001, 2000 and 1999, respectively. See Note 12 of Notes to Consolidated Financial Statements.

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

   Dividends from ASE Test Taiwan

     Under existing ROC law, dividends declared by ASE Test Taiwan out of retained earnings and distributed to us are subject to ROC withholding tax, currently at the rate of 20% for non-ROC investors, such as us, holding a Foreign Investment Approval granted by the ROC Ministry of Economic Affairs, on the amount of any cash dividends or on the par value of any stock dividends. Under the tax treaty between Singapore and Taiwan, the withholding tax on dividends paid to a Singapore shareholder together with the corporate income tax payable (or which would have been payable but for any reduction or exemption of tax granted to promote economic development) by the Taiwan company should not exceed 40% of that part of the retained earnings out of which the dividends were distributed. As ASE Test Taiwan is currently entitled to a tax holiday granted under the ROC Statute for Upgrading Industries and is exempt from corporate income tax for five years, the dividend withholding tax (and its overall effective tax rate) is reduced to 15%. In the case of deferred-tax stock dividends distributed before January 2000, such withholding tax need not be paid by us until the time at which the shares of common stock distributed by ASE Test Taiwan as stock dividends are sold by us. Nevertheless, the law of deferral of income tax on stock dividend was revoked on January 2000. As such, dividends distributed after January 2000 will not be entitled to tax deferral benefits. Except in limited circumstances, under the ROC Company Law, ASE Test Taiwan is not permitted to distribute dividends or make other distributions to shareholders in respect of any year in which it did not record net income.

     The ROC Company Law also requires that 10% of annual net income as determined under Republic of China generally accepted accounting principles, also called ROC GAAP (less previous years' losses and any gains on the disposal of properties) be set aside as a legal reserve until the accumulated legal reserve equals the paid-in capital of ASE Test Taiwan. In addition, the articles of incorporation of ASE Test Taiwan require that before a dividend is paid out of the annual net income of ASE Test Taiwan, up to 2% of its annual net income as determined under ROC GAAP (less previous years' losses, any gains on the disposal of properties and additions to legal reserves) should be paid to the directors and supervisors of ASE Test Taiwan as remuneration and 3% and 7% (both inclusive) of its annual net income as determined under ROC GAAP should be paid to the employees of ASE Test Taiwan as bonuses. The remaining balance shall be allocated as dividends on a pro rata basis pursuant to a resolution of the board of directors, approved by the shareholders, except that certain amounts of the balance may be reserved at the discretion of the board of directors of ASE Test Taiwan. See Note 11 of Notes to Consolidated Financial Statements. The shareholders of ASE Test Taiwan approved a cash dividend at their annual general meeting of shareholders on June 27, 2001. ASE Test Taiwan paid dividends of NT$0.01 per share to us in January 2002.

     We will be taxed at the prevailing Singapore corporate tax rate on the dividends from ASE Test Taiwan when the dividends are received or deemed received in Singapore. It has been proposed by the Minister for Finance of Singapore in the recent Financial Year 2002 Budget that the Singapore corporate tax rate be reduced from 24.5% to 22% with effect from the year of assessment 2003 (financial year ending in 2002). The Singapore-Taiwan Tax Treaty provides that Singapore tax residents will be able to claim a foreign tax credit against the Singapore tax payable on the dividends. The foreign tax credit will take into account both the withholding tax paid on the dividends and any underlying tax paid on profits in Taiwan, for as long as we hold at least 25% of the share capital of ASE Test Taiwan. The foreign tax credit is limited to the lower of the foreign tax suffered and the Singapore tax payable on the net foreign income (after attributable and allowable expenses). There is no provision for the carryforward or carryback of foreign tax credits. Hence, any excess foreign tax credits not immediately used by us in the year of remittance of the income into Singapore will be lost.

     The Singapore-Taiwan Tax Treaty also provides for tax sparing (or deemed paid) credits. This generally will be relevant where the dividend paying company is enjoying specified tax incentives which result in a reduced tax rate or a tax holiday. In general, the tax sparing credits will be equal to the tax that would otherwise be payable in the absence of the tax incentive. As ASE Test Taiwan has been granted tax incentives and is currently enjoying tax holiday in Taiwan, subject to the requirements under the Singapore-Taiwan Tax Treaty, tax sparing credits should be available to us with respect to the dividends received from ASE Test Taiwan. We therefore need not pay any additional Singapore tax on these dividends received in Singapore from ASE Test Taiwan, as long as the requirements specified in the Singapore-Taiwan Tax Treaty are satisfied.

   Dividends from ASE Test Malaysia

     Under existing Malaysia law, dividends declared by ASE Test Malaysia and paid to us are not subject to withholding tax. Under Malaysia's taxation system, the tax paid by a Malaysian company at the normal corporate tax rate is deemed paid by its shareholders. Thus, the shareholders receive dividends net of the tax paid by a Malaysian company. Dividends, either in cash or in any other form, received by either a resident or a non-resident of Malaysia are not subject to withholding tax. Shareholders of a Malaysian company are taxed on the gross amount of dividends (namely, the cash amount of the dividend plus an amount of tax credit equal to the gross amount of dividends multiplied by the corporate income tax rate at the date of payment of the dividend), but the tax paid by the Malaysian company effectively becomes available to its shareholders as a tax credit to offset their Malaysia income tax liability on the gross amount of dividends received. Therefore, no further Malaysia income tax will be imposed on the net dividends received by the shareholders of the Malaysian company. A shareholder of a Malaysian company who is not resident in Malaysia, such as us, may be subject to taxation in Singapore on the gross dividend received and remitted into Singapore. Subject to the provisions of the Tax Treaty between Singapore and Malaysia, we may qualify for a tax credit on the Malaysian tax paid for the above dividend for set off against its Singapore tax liability on the same dividend.

     ASE Test Malaysia is owned by our wholly-owned subsidiary, ASE Holdings (Singapore) Pte Ltd., which we refer to as ASE Holdings Singapore. Based on its pioneer company status, ASE Test Malaysia was granted exemptions from Malaysian income taxes for a period of five years from July 1, 1994 to June 30, 1999. ASE Test Malaysia has been granted substantially similar tax exemptions for high technology pioneer status, which began retroactively from July 1, 1999, and will extend to June 30, 2004. The Malaysian dividends paid out of profits exempt under the abovementioned incentives, and received or deemed received in Singapore by ASE Holdings Singapore are subject to Singapore tax at the prevailing Singapore corporate tax rate. Technically, since there is no Malaysian tax suffered on such income, no foreign tax credit is available to offset against the Singapore tax payable on these Malaysian pioneer dividends. As an administrative concession, a tax remission is granted by the Singapore tax authorities such that effectively ASE Holdings Singapore will be exempted from Singapore tax on such pioneer income from Malaysia.

     Currently, Singapore adopts an imputation system with respect to the payment of dividends by Singapore tax resident companies. That is, to the extent a dividend is paid from profits previously taxed at the corporate level, no further Singapore tax liability, including any withholding tax, will be imposed.

     When ASE Holdings Singapore pays dividends out of such Malaysian income, it would not have sufficient franking credits (since it has not paid any Singapore tax on such income due to the administrative concession). This may result in ASE Holdings Singapore being liable to incur a Section 44 charge at the prevailing Singapore corporate tax rate.

     To avoid the Section 44 charge, ASE Holdings Singapore may consider the Singapore-Malaysia Tax Treaty which allows a resident Singapore company to declare itself to be a Malaysian tax resident company for purposes of paying the dividends out of the Malaysian dividend income. This treatment is subject to the Singapore-Malaysia Tax Treaty. Under this provision in the Singapore-Malaysia Tax Treaty, we will not be subject to any additional Singapore tax upon receipt of such Malaysian dividend from ASE Holdings Singapore. However, when we on-pay the said dividend received from ASE Holdings Singapore to our shareholders, we will have to pay a Section 44 charge of 28.21% on the amount of dividend paid.

     On May 3, 2002, the Minister for Finance announced in the Financial Year 2002 Budget that Singapore will move to a "one-tier" corporate taxation system with effect from January 1, 2002. Under this proposed system, the tax collected from corporate profits is final and Singapore dividends are tax exempt in the hands of the shareholder, regardless of whether this is a corporate or individual shareholder and whether the shareholder is a Singapore tax resident. Thus, under this proposed new taxation system, ASE Holdings Singapore would be able to pay dividends out the Malaysian pioneer dividends paid by us free of any Section 44 charge, without the requirement to declare itself as a Malaysian tax resident as provided under the Singapore-Malaysia Tax Treaty. Further, we would also be able to on-pay such dividends without any Singapore tax to our shareholders.

   Dividends from ISE Labs

     ISE Labs, as a California corporation, is subject to U.S. federal income tax on its world-wide income. Under U.S. federal income tax law, dividends received by us from ISE Labs are subject to withholding tax at the rate of 30.0%.

     ISE Labs is owned by our wholly-owned subsidiary, ASE Test Holdings, Ltd., a Cayman Islands holding company, also called ASE Test Cayman Islands. We will be taxed at the prevailing Singapore corporate tax rate on the dividends from ASE Test Cayman Islands remitted into or otherwise received in Singapore, and since there is no Cayman Islands tax imposed on such income, no foreign tax credit will be available to offset against the Singapore tax payable on such dividends. Under the current imputation system, there is no further Singapore tax on payment of dividends by us of our previously taxed profits to our shareholders. Under the proposed "one-tier" corporate taxation system, there will also be no additional Singapore tax when we on-pay such dividends received and taxed in Singapore to our shareholders. See "-- Singapore Taxation -- Dividend Distributions."

   Foreign tax credit

     The foreign tax credit will be available only in the year the foreign dividends are subject to tax in Singapore, that is, in the year of remittance or deemed remittance into Singapore. The foreign tax credit is limited to the lower of the foreign tax suffered and the Singapore tax payable on the net foreign income (after attributable and allowable expenses). There is no provision for the carryback or carryforward of foreign tax credits. Hence, any excess foreign tax credits will be lost.

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

                                                  Year Ended December 31,
                                               ------------------------------
                                               1999        2000        2001
                                               ------      ------     ------
                                                       (in millions)
Net income:
ROC GAAP.....................................  $ 62.2      $107.2     $(45.8)
U.S. GAAP....................................    55.4       101.2      (72.9)
Shareholders' equity:
ROC GAAP.....................................  $295.4      $643.1     $597.5
U.S. GAAP....................................   292.3       638.8      596.2

     Note 27 of Notes to Consolidated Financial Statements provides a description of the principal differences between ROC GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of select items, including net income and shareholders' equity. Differences between ROC GAAP and U.S. GAAP which have a material effect on our net income as reported under ROC GAAP relate to compensation expense pertaining to bonuses to employees, directors and supervisors.

     We paid bonuses to ASE Test Taiwan's employees in 1999 and 2000 in the form of cash and expect to pay all or a portion of employee bonuses in future periods in the form of cash. We did not, however, pay such a bonus in 2001. Under ROC GAAP, cash bonuses are charged against retained earnings after such appropriations are approved by the board of directors and the shareholders in the following year. In addition to ASE Test Taiwan's regular bonus plan, employees of ASE Test Taiwan are eligible to participate in our parent company ASE, Inc.'s share bonus plan. Under ASE, Inc.'s share bonus plan, ASE, Inc. grants bonuses in the form of its common shares which are issued from the capitalization of its retained earnings to employees.

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

     In addition to bonus shares granted under ASE, Inc.'s regular bonus plan, ASE, Inc. granted a special share bonus to ASE Test Taiwan's employees in 2000. The amount of the adjustment for market price for the purpose of U.S. GAAP reconciliation for the special share bonus paid in 2000 is being amortized over a period of three years commencing in the second quarter of 2001, reflecting the mutual understanding that an additional three years of service would be required from employees who received this special share bonus.

     In May 2001, the Company's directors exercised certain stock options for 2,480,000 shares at $3.5 per share under the 1996 stock option plan. ASE, Inc. was concerned about potential dilution caused by the sales of these shares into the marketplace and decided, based on a resolution of its board of directors, to purchase these shares from the directors at the approximate market price of $14.27 per share on the day the options were exercised. Under ROC GAAP, such a share purchase is accounted for as additional investment in our shares by ASE, Inc. However, under U.S. GAAP, when shares are purchased from employees within six months after the exercise of vested options, the compensation expense shall be measured as the difference between the market price of the shares on the date of purchase and the market price on the date the options were issued. Consequently, the difference amounting to $26,710,000 arising from such share purchase by ASE, Inc. was recorded by the Company as compensation expenses and credited to capital surplus. See Note 27(h) of Notes to Consolidated Financial Statements.

Recent U.S. GAAP Accounting Pronouncements

     We are required by SEC Staff Accounting Bulletin No. 74 to disclose the impact that recently issued accounting standards will have on our financial statements when adopted in a future period, as well as make certain disclosure about recently issued accounting standards.

     In June 2001, the U.S. Financial Accounting Standards Board issued SFAS No. 141, "Accounting for Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". We were required to adopt these standards on January 1, 2002, which may affect accounting for business combinations consummated after June 30, 2001 and that for existing goodwill and other intangible assets upon adoption. The standards require, among other things, companies to review for possible impairment of goodwill existing at the date of adoption and perform subsequent impairment tests on an annual basis. In addition, existing goodwill and intangible assets must be reassessed and classified consistently in accordance with the criteria set forth in SFAS No. 141 and SFAS No. 142. Under the new standards, we will no longer amortize goodwill but intangible assets will continue to be amortized over their estimated useful lives, which, if supportable, may be a period that exceeds the current maximum period of 40 years. As of December 31, 2000 and 2001, we had unamortized goodwill of approximately $61.2 million. Total goodwill amortization expenses of goodwill under ROC GAAP incurred for the years ended December 31, 1999, 2000 and 2001 were $4.7 million, $7.1 million and $7.1 million respectively. We have not yet completed our assessment of the impact that these new standards may have on the accompanying financial statements and cannot estimate whether the related impact would be material or not.

     In June 2001, the U.S. Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires, among other things, retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long-lived asset. The capitalized element is required to be expensed using a systematic and rational method over its useful life. SFAS No. 143 will be adopted by us on January 1, 2003 and is not expected to have a material impact on our consolidated financial information relating to U.S. GAAP.

     In August 2001, the U.S. Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 is effective for years beginning after December 15, 2001. The impact of adopting this accounting standard is not expected to have a material effect on our financial position and results of operations.

LIQUIDITY AND CAPITAL RESOURCES

     We have historically met a significant portion of our cash requirements from cash generated from operations and, prior to our initial public offering in June 1996, capital contributions by ASE, Inc. In addition, we have generated cash from the exercise of stock options granted under our various share option plans. From time to time, we have incurred short-term and long-term indebtedness. Our primary uses of cash have been to fund capital expenditures related to the expansion of our facilities and operations and for working capital requirements. Our net cash generated from operations (after working capital requirements) was $147.0 million in 2001, $203.6 million in 2000 and $95.1 million in 1999. Our cash and cash equivalents are primarily held in U.S. dollars.

     Our net cash provided by operating activities amounted to $147.0 million for 2001, partly as a result of adjusting for non-cash depreciation and amortization of $144.9 million. Our net cash provided by operating activities amounted to $203.6 million for 2000, partly as a result of adjusting for non-cash depreciation and amortization of $117.5 million. The decline in net cash generated by operating activities was primarily a result of our net loss of $45.8 million in 2001, compared to a net profit of $107.2 million in 2000. Depreciation and amortization increased in 2001 compared to 2000 primarily due to the full year effect of our capacity expansion in 2000. In 1999, our net cash provided by operating activities amounted to $95.1 million, partly as a result of adjusting for non-cash depreciation and amortization expenses of $68.8 million. The increase in net cash generated by operating activities in 2000 compared to 1999 was primarily due to an increase in depreciation and amortization and an increase in net income to $107.2 million in 2000 from $62.2 million in 1999. The increase in depreciation and amortization in 2000 compared to 1999 was primarily due to increased capital investment for the expansion of our production capacity.

     Net cash used in investing activities decreased to $144.2 million in 2001 from $367.4 million in 2000. This decrease was primarily due to a significant decrease in the acquisition of machinery and equipment for our testing and packaging operations to $102.5 million in 2001 from $372.6 million in 2000. Net cash used in investing activities was $237.2 million in 1999. The most significant components of this were the acquisition of ISE Labs and the acquisition of $110.7 million of machinery and equipment in connection with our testing and packaging operations.

     Net cash used in financing activities in 2001 amounted to $52.8 million. This amount primarily reflects a decrease in payables for fixed assets of $39.3 million. Net cash provided by financing activities in 2000 amounted to $277.8 million, primarily reflecting proceeds of $271.8 million from our offering of capital shares in July 2000. Net cash provided by financing activities in 1999 was $166.2 million, primarily reflecting the proceeds from long-term debt of $191.9 million, including proceeds received from our issuance of convertible notes.

      We incurred capital expenditures of $105 million in 2001, $413 million in 2000 and $129 million in 1999. These expenditures were incurred primarily for the acquisition of new testing and packaging equipment and the expansion of existing facilities. As of December 31, 2001, we had no material commitments for capital expenditures. We have projected capital expenditures in 2002 of approximately $120 million, primarily in connection with the acquisition of additional testing and packaging equipment and facility improvement. However, the actual amount of capital expenditures may vary from those budgeted for a variety of reasons, including changes in market conditions, unavailability or changes in scheduled delivery of specific equipment, changes in interest rates and other factors. In addition, we expect to continue to expand capacity in future periods. We expect to finance these expenditures from cash flow from operations and, when necessary, through debt or equity financing.

     As of December 31, 2001, we had total outstanding indebtedness of $279.0 million, of which approximately $9.9 million was short-term indebtedness (including the current portion of long-term debt), and $269.1 million was long-term indebtedness (excluding the current portion of long-term debt). Our long-term indebtedness consists primarily of long-term bank loans, which are repayable in quarterly installments and secured by machinery and equipment, and the $160 million 1% guaranteed convertible notes due 2004 issued by our wholly-owned subsidiary ASE Test Finance Limited in June 1999. As of December 31, 2001, an aggregate principal amount of $0.1 million of the convertible notes had been converted into our shares. The remaining portion of the convertible notes is due in July 2004. Approximately $20.7 million and $46.8 million of our long-term indebtedness (excluding accrued interest) is scheduled to be repaid in 2002 and 2003. We expect to be able to meet such repayments from cash generated from operations and, if necessary, the incurrence of additional indebtedness. As of December 31, 2001, we had total available unused short-term lines of credit of $130.2 million and unused long-term facilities of $21.1 million. See Notes 9 and 10 of Notes to Consolidated Financial Statements.

     The following tables set forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future, as of December 31, 2001:

                                                                     Payments Due by Period
                                            ------------------------------------------------------------------------
                                                                          (in million)
                                            ------------------------------------------------------------------------
                                                                                                         2006 and
    Contractual Obligations                 Total        2002         2003         2004         2005      thereafter
-------------------------------             -----        ----         ----         ----         ----      ----------
Long-term Debt....................          269.1        20.7         46.8        195.3          4.2          2.1
Capital Lease Obligations.........            1.1         0.9          0.2          0.0          0.0          0.0
Operating Leases..................           52.9         8.2          7.5          7.4          7.4         22.4
Unconditional Purchase Obligations           40.0        40.0          0.0          0.0          0.0          0.0

     We believe that our existing cash and cash equivalents, short-term investments, expected cash flow from operations and existing credit lines under our short-term loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements through the end of 2002. We have contractual obligations of $327 million due in the next three years. We intend to meet our payment obligations through the expected cash flow from operations, long-term debt and the issuance of additional equity or equity-linked securities. We will continue to evaluate our capital structure and may decide from time to time to increase or decrease our financial leverage through equity offerings or debt borrowings. The issuance of additional equity or equity-linked securities may result in additional dilution to our shareholders.

     From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment, acquisition or divestment. We believe that after taking into account amounts available under existing banking facilities, we will have adequate working capital to meet our current requirements.

Off-Balance Sheet Arrangements

     We have, from time to time, entered into interest rate swap transactions to hedge our interest rate exposure. As of December 31, 2001, there were no outstanding interest rate swap transactions. In addition, we have entered into foreign currency option contracts to hedge our existing assets and liabilities denominated in foreign currencies and identifiable foreign currency purchase commitments. As of December 31, 2001, we had $14 million outstanding in foreign currency option contracts. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

Inflation

     We do not believe that inflation in Taiwan has had a material impact on our results of operations.

RESEARCH AND DEVELOPMENT

     Our research and development efforts have focused primarily on improving the efficiency and technology of our testing services. Our current projects include developing software for parallel testing of logic/mixed-signal semiconductors, rapid automatic generation and cross-platform conversion of test programs to test logic/mixed-signal semiconductors, and automatic code generation for converting and writing testing programs, testing new products using existing machines and providing customers remote access to monitor test results. We are also continuing development of interface designs to provide for high-frequency testing by minimizing electrical noise. We work closely with our customers in designing and modifying testing software and with equipment vendors to increase the efficiency and reliability of testing equipment. Our research and development operations also include a mechanical engineering group, which currently designs handler kits for semiconductor testing and wafer probing, as well as software to optimize capacity utilization.

     As of December 31, 2001, we employed 349 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals. We incurred research and development expenditures of $3.8 million, $12.1 million and $14.4 million in 1999, 2000 and 2001, representing approximately

1.4%, 2.7% and 4.8% of our net revenues, respectively. We have historically expensed all research and development costs as incurred and none is currently capitalized. ASE, Inc. has historically shared its research and development relating to our packaging operations with ASE Test Malaysia at no cost. While such arrangements are expected to continue in the future, no assurances can be given that ASE, Inc. will continue providing research and development at no cost, or at all.

Item 6.  Directors, Senior Management and Employees.

DIRECTORS AND SENIOR MANAGEMENT AND BOARD PRACTICES

Directors

     The following table sets forth information with respect to our directors as of December 31, 2001. With the exception of Joseph Tung and Sim Guan Seng, who were first appointed as directors in February 1996, Mr. Jeffrey Chen, who was first appointed in March 1998, Mr. Wang Yung-Kang, who was first appointed in April 1998, Mr. Raymond Lo, who was first appointed in May 2001, Mr. Kanapathi A/L Kuppusamy, who was first appointed in August 2000, and Mr. Alan Tien-Cheng Cheng, who was first appointed in June 1999, all of our directors were first appointed in June 1996. Except for Mr. Jeffrey Chen and Mr. Joseph Tung, whose terms have no expiration date, the current term of our directors expires on the date of the annual general shareholders' meeting in 2002. As of April 30, 2002, our directors and executive officers as a group held options covering an aggregate of 4,318,000 shares, of which options with respect to 1,740,500 shares were exercisable as of that date.

                 Name                                 Age                     Position
---------------------------------------------         ---      -------------------------------------------
 Richard H.P. Chang..........................          55      Chairman
 Leonard Y. Liu..............................          60      Director and Chief Executive Officer
 David Pan...................................          57      Director and President
 Jeffrey Chen................................          38      Director and Chief Financial Officer
 Chin Ko-Chien...............................          56      Director
 Wang Yung-Kang..............................          61      Director
 Alan Tien-Cheng Cheng.......................          56      Director
 Joseph Tung.................................          43      Director
 Albert C.S. Yu..............................          50      Director
 David D.H. Tsang............................          60      Director
 Sim Guan Seng...............................          42      Director
 Raymond Lo..................................          48      Director and President of ASE Test Taiwan
 Kanapathi A/L Kuppusamy.....................          50      Director and President of ASE Test Malaysia

     Richard H.P. Chang has served as our Chairman since 2001. Mr. Chang served as our Vice Chairman from 1996 to 2001. Mr. Chang is also the Vice Chairman of ASE, Inc. He holds a degree in industrial engineering from Chung-Yuan University in Taiwan. Mr. Chang is the brother of Jason C.S. Chang, the Chairman of ASE, Inc.

     Leonard Y. Liu has served as a director of our company since 1996. Mr. Liu was appointed our Chief Executive Officer in October 1999. He is also the President of ASE, Inc. He was the Chairman, President and Chief Executive Officer of Walker Interactive Systems, Inc., a software company. He also serves as a director of Cadence Design Systems, Inc., a software company. He holds a degree in electrical engineering from the National Taiwan University and a doctorate in electrical engineering and computer science from Princeton University.

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

     Albert C.S. Yu has served as a director of our company since 1996 and a director of ASE Test Taiwan since December 1994. Mr. Yu has been the publisher and chairman of the China Times, a Chinese language newspaper in Taiwan, since 1984. He holds a masters degree in business administration from San Francisco University.

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

Executive Officers

     The following table sets forth information with respect to our executive officers.

                 Name                    Age                 Position
-------------------------------------    ---      ------------------------------
 Richard H.P. Chang..................     55      Chairman
 Leonard Y. Liu......................     60      Chief Executive Officer
 David Pan...........................     57      President
 Jeffrey Chen........................     38      Chief Financial Officer
 Raymond Lo..........................     48      President of ASE Test Taiwan
 Kanapathi A/L Kuppusamy.............     50      President of ASE Test Malaysia

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

COMPENSATION

     The aggregate compensation paid in 2001 to our directors and our executive officers, including cash and share bonuses, was approximately $1.26 million. In addition, options in respect of an aggregate of 2,280,000 shares were granted to these persons in 2001. Such options have an exercise price of $8.875 to $11.50 and an expiration date of January 15, 2011 to November 13, 2011. We did not set aside for pension, retirement or similar benefits for these persons in 2001. We also do not provide any severance benefits for our directors.

Bonus Plans

     We award bonuses to our employees at ASE Test Taiwan based on overall income and individual performance targets. All our employees at ASE Test Taiwan are eligible to receive bonuses. Our employees at ASE Test Taiwan received an aggregate of $1.4 million, $1.9 million and $1.4 million in 2001, 2000 and 1999, respectively, as cash bonuses.

     We award bonuses to our employees at ASE Test Malaysia based on overall income for ASE Test Malaysia. All our employees at ASE Test Malaysia are eligible to receive bonuses. Our employees at ASE Test Malaysia received an aggregate of $2.6 million, 2.1 million and $1.4 million in 2001, 2000 and 1999, respectively, as cash bonuses.

     Starting in 1994, ASE, Inc. included employees of its subsidiaries in Taiwan in its existing employee bonus plan. Pursuant to this arrangement, our employees in Taiwan are eligible for cash and share bonuses based on ASE, Inc.'s consolidated net income and our contribution to its consolidated net income. We contributed $4.1 million and $2.8 million to this bonus plan in 2000 and 1999, respectively. We did not contribute to the plan in 2001. Bonuses are given in cash and shares of ASE, Inc. common shares, valued at par, at the discretion of ASE, Inc. Actual amounts of bonuses to individual employees are determined based upon the employee meeting specified individual performance objectives. ASE, Inc. granted an aggregate of 4,147,594 shares, 4,045,230 shares and 875,000 shares in 2001, 2000 and 1999, respectively, as share awards to our employees with a fair market value at the date of grant of $3.3 million, $9.3 million and $2.1 million, respectively. We expect this practice to continue in future periods. In addition to bonus shares granted under ASE, Inc.'s regular bonus plan, ASE, Inc. granted a special bonus to ASE Test Taiwan's employees in 2000 of shares of ASE, Inc. We record a compensation charge in our consolidated financial statements under U.S. GAAP based on the fair market value of the ASE, Inc. shares awarded, calculated at the date of the relevant board of directors meeting granting such awards. Because these were shares of ASE, Inc., the issuance of these shares will not have a dilutive effect on our shareholders. See "Item 5. Operating and Financial Review and Prospects -- Operating Results and Trend Information -- U.S. GAAP Reconciliation" and Note 27 of Notes to Consolidated Financial Statements.

Pension Plan

     ASE Test Taiwan has a defined benefit pension plan covering our regular employees. Retirement benefits are based on length of service and average salaries or wages in the last six months before retirement. ASE Test Taiwan makes monthly contributions, at 2% of salaries and wages, to a pension fund which is deposited in the name of, and administered by, the employees' pension plan committee. Our accrued pension cost as of December 31, 2001 was $0.8 million. See Note 13 of Notes to Consolidated Financial Statements.

EMPLOYEES

Employees

     We had 4,469, 5,707 and 4,882 employees as of December 31, 1999, 2000 and 2001, respectively. The following table sets forth certain information concerning our employees as of the dates indicated:

                                                As of December 31,
                                        ------------------------------
                                         1999        2000         2001
                                        -----       -----        -----

Total................................   4,469       5,707        4,882
Function
Direct labor.........................   2,796       3,448        2,726
Indirect labor.......................   1,171       1,291        1,280
Selling, general and administrative..     392         582          527
Research and development.............     110         386          349
Location
Taiwan...............................   1,199       1,549        1,468
Malaysia.............................   2,625       3,407        2,854
United States........................     472         523          438
Hong Kong............................     137         124           54
Singapore............................      36         104           68

     Our employees are not covered by any collective bargaining agreements. We have not experienced any strikes or work stoppages by our employees and believe that our relationship with our employees is good. Eligible employees may participate in the ASE, Inc. employee share bonus plan and the ASE Test share option plans.

SHARE OWNERSHIP

     The following table sets forth certain information with respect to our officers and directors as of April 30, 2002.


                                                   Percentage of
                                      Number of   Total Ordinary     Number of   Exercise Price
                                       Ordinary   Shares Issued       Options      of Options      Expiration Date
         Officer or Director        Shares Held  and Outstanding      Held(1)         (US$)           of Options
         -------------------      -------------  ----------------    ---------   --------------   ------------------
 Richard H.P. Chang..............     1,046,276          1.06        1,080,000       8.9 - 20     6/16/02 - 11/13/11
 Leonard Y. Liu..................        40,000          0.04        1,420,000       8.9 - 20     6/16/02 - 11/13/11
 David Pan.......................         4,700          0.01          280,000       8.9 - 20     6/16/02 - 11/13/11
 Jeffrey Chen....................             -          -             227,000       5.5 - 25      3/3/02 - 11/13/11
 Chin Ko-Chien...................        36,000          0.04          258,000       8.9 - 20     6/16/02 - 11/13/11
 Wang Yung-Kang..................        20,000          0.02          166,000       8.9 - 20     6/16/02 - 11/13/11
 Alan Tien-Cheng Cheng...........             -          -              40,000         9 - 20     8/10/04 - 11/13/11
 Joseph Tung.....................       153,000          0.16          260,000       8.9 - 20     6/16/02 - 11/13/11



                                                   Percentage of
                                      Number of   Total Ordinary     Number of   Exercise Price
                                       Ordinary   Shares Issued       Options      of Options      Expiration Date
         Officer or Director        Shares Held  and Outstanding      Held(1)         (US$)           of Options
         -------------------      -------------  ----------------    ---------   --------------   ------------------

 Albert C.S. Yu...................     45,176            0.05          120,000         9 - 20     6/16/02 - 11/13/11
 David D.H. Tsang.................          -               -           92,000         9 - 20     6/16/02 - 11/13/11
 Sim Guan Seng....................          -               -                -              -                  -
 Raymond Lo.......................          -               -          220,000       8.9 - 25     6/16/02 - 11/13/11
 Kanapathi A/L Kuppusamy..........          -               -          155,000       8.9 - 25     9/17/03 - 11/13/11
------------------------------
(1) Each option covers one ordinary share.

Share Option Plans

     We currently maintain six option plans which include an option plan adopted prior to the initial public offering, also known as the pre-IPO plan, and plans adopted in each year from 1996 to 2000. Under our share option plans, our directors, employees, advisors and consultants and those of our affiliates may, at the discretion of a committee of our directors administering the plan, be granted options to purchase our shares at an exercise price of no less than their market value on the date of grant. The committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each grant, the vesting schedule to be in effect for each option grant and the maximum term for which each granted option is to remain outstanding, up to a maximum term of five years, or in the case of the 1999 and 2000 option plans, ten years. Our board of directors may amend or modify the plans at any time. As of December 31, 2001, an aggregate of 30,300,000 our shares had been reserved for issuance and 16,308,585 options to purchase our shares remained outstanding under our various option plans. An aggregate of 7,030,000 options had been granted to the directors and executive officers of ASE Test. Options granted under the various plans are exercisable at an exercise price ranging from $2.06 to $25.00 per share. Options granted under the pre-IPO, 1996, 1997 and 1998 option plans will expire five years from the date of grant, and in the case of the 1999 and 2000 plans, ten years from the date of grant.

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

     As of June 14, 2002, ASE, Inc. indirectly owned approximately 50.52% of our outstanding shares through two wholly-owned Bermuda subsidiaries, J&R Holding Limited and ASE Holding Limited. ASE, Inc. is in a position to control actions that require shareholders' approval, including the timing and payment of dividends and the election of our entire board of directors.

     There have been no changes in our major shareholders or significant changes in the amount of shares each major shareholder holds since January 1, 1998.

     The following table sets forth certain information regarding (1) ownership of our shares by each person who is known to us to be the owner of more than 5% of our shares and (2) the total amount owned by our executive officers and directors as a group, as of April 30, 2002.

                                                                        Number of
                     Identity of Person or Group                       Shares Owned          Percent Owned
---------------------------------------------------------------------  -------------------   -------------
ASE, Inc.............................................................   50,050,740(1)(2)(3)          50.5%
Capital Group International, Inc., Capital International, Inc.,
  Capital International Limited, Capital International S.A. and
  Capital International Research and Management, Inc. (together,
  "Capital International")...........................................    5,833,300                    6.0
Directors and executive officers as a group(4).......................    1,345,152                    1.4
---------------

(1)  As of June 14, 2002.

(2) Owned through J&R Holding Limited and ASE Holding Limited, wholly-owned subsidiaries of ASE, Inc.

(3) Excludes $50,000,000 aggregate principal amount of 1% guaranteed convertible notes issued by ASE Test Finance Limited currently held by ASE, Inc. Each note is convertible, at any time after December 29, 1999 and before or on July 1, 2004, into one of our shares at a current conversion price of $24.75 per share.

(4) Excludes shares issuable under currently exercisable options and shares held directly by J&R Holding Limited and ASE Holding Limited, which certain directors and executive officers may be deemed to beneficially own.

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

     As of May 31, 2002, approximately 99.0 million of our shares were outstanding. We believe that, of such shares, approximately 22.5 million were held by approximately 1,800 holders in the United States.

RELATED PARTY TRANSACTIONS

     ASE, Inc. and ASE Test from time to time jointly market turnkey services provided at their respective Taiwan facilities. We expect that in future periods a significant portion of our net revenues from testing services will continue to be derived from customers who are also customers of ASE, Inc.

     In recent years, ASE, Inc. has made awards of its shares to our employees at ASE Test Taiwan as part of their compensation, based in part on the consolidated net income of ASE, Inc. and our contribution to the consolidated income. ASE, Inc. granted an aggregate of 4,147,594 shares in 2001, 4,045,230 shares in 2000, 875,000 shares in 1999 and 691,390 shares in 1998 as stock awards to our employees at ASE Test Taiwan with a fair market value at the time of grant of $3.3 million, $9.3 million, $2.1 million and $1.7 million, respectively. We expect this practice to continue in future periods. In addition, ASE, Inc. granted a special share bonus to ASE Test Taiwan's employees in 2000.

     ASE Test Taiwan has historically charged ASE, Inc. fees for the testing of semiconductors packaged for a small number of customers that prefer to be billed through ASE, Inc. for testing services performed by ASE Test Taiwan. These fees amounted to NT$177.8 million (US$5.1 million), NT$142.7 million and NT$81.5 million in 2001, 2000 and 1999, respectively. ASE, Inc. sold to ASE Test Taiwan at book value a building at an aggregate price of NT$18.4 million in 2000.

     ASE Test Malaysia has historically purchased a portion of the raw materials used in its packaging operations, principally leadframes, from ASE, Inc. when it faced a shortage in the supply of these types of raw materials. These types of raw materials are typically sold by ASE, Inc. to ASE Test Malaysia at book value. Purchases of raw materials by ASE Test Malaysia amounted to NT$17.2 million (US$0.5 million), NT$3.6 million and NT$14.6 million in 2001, 2000 and 1999, respectively. In addition, ASE, Inc. purchased raw materials, principally leadframes, from ASE Test Malaysia in an amount of NT$12.8 million (US$0.4 million), NT$11.9 million and NT$4.3 million for 2001, 2000 and 1999, respectively.

     In 2001, ASE Test Malaysia purchased raw materials, primarily leadframes and substrates, from ASE Material in the aggregate amount of NT$79.3 million (US$2.3 million). These types of raw materials are typically sold by ASE Material to ASE Test Malaysia through ASE Test Malaysia's relationship with ASE, Inc.

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

     In January 2000, ASE Chung Li and Hung Ching Development & Construction Co. Ltd. ("Hung Ching"), an affiliate of ASE, Inc., entered into an agreement for the development of buildings on land currently owned by ASE Chung Li. Under the agreement, Hung Ching will bear all costs relating to the development. Upon completion of the development, floor space in the buildings will be sold by Hung Ching at prices to be negotiated between Hung Ching and the buyers. ASE Chung Li and its affiliates will have priority in the purchase of the floor space. In the event that floor space is sold to persons other than ASE Chung Li, ASE Chung Li will receive 25% of the selling price. The first phase of the development project was the construction of a building with aggregate floor space of approximately 800,000 square feet, which was completed in September 2000. The total value of the first phase of the project, including land and the completed building, is estimated at NT$2.0 billion. The new building is expected to house ASE Chung Li's testing operations as well as part of the operations of other ASE Group companies.

     In December 2001, ASE Test Taiwan and Hung Ching entered into an agreement for the construction of a new building in the Nantze Export Processing Zone. The contract was for an aggregate amount of NT$437 million (US$12 million). The development project is expected to have an aggregate floor space of approximately 337,000 square feet and will be used primarily for testing operations.

     ASE Chung Li, a subsidiary of ASE, Inc., entered into a lease with ASE Test Taiwan to lease floor space in a building located at 550-5, Section 1, Chung-hwa Road, Fu-hwa Li, Chung Li City, Taiwan. An area of approximately 48,000 square feet was leased. The leased area will be used for production facilities.

     We have based the above translations from NT dollars to U.S. dollars on the noon buying rate certified by the Federal Reserve Bank of New York on December 31, 2001, which was NT$35.00 to U.S.$1.00. The noon buying rate refers to the rate in The City of New York for cable transfers in NT dollars per U.S.$1.00 as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that these NT dollar or U.S. dollar amounts could be converted into NT dollars or U.S. dollars, as the case may be, at any particular rate, the above rate or at all.

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

     Criminal charges were brought in December 1998 by the district attorney for Taipei against Jason C.S. Chang, Richard H.P. Chang, Chang Yao Hung-ying and four others for alleged breach of fiduciary duties owned to Hung Ching Development & Construction Co. Ltd. ("Hung Ching"), an affiliate of ASE, Inc., in their capacity as directors and officer of Hung Ching in connection with a land sale transaction in 1992 valued at approximately NT$1.7 billion. It was alleged that the transaction in which Jason C.S. Chang sold the land to Hung Ching unfairly benefited Jason C.S. Chang to the detriment of Hung Ching. Hung Ching at that time was a privately owned company whose principal shareholders were members of the Chang family. Ancillary charges were brought against Jason C.S. Chang, Chang Yao Hung-ying and another for alleged forgery of Hung Ching board resolutions relating to that transaction. On January 2002, the High Court of Taipei rendered a judgment relating to the appeal of a judgment in the matter by the District Court of Taipei in January 2001. In its judgment, the High Court found Jason C.S. Chang and Chang Yao Hung-ying guilty and Richard H.P. Chang not guilty and reduced the sentences rendered by the District Court relating to Mr. Chang and Mdm. Chang from six years to four years and three years, respectively. In order to comply with the particular requirements of the Singapore Companies Act, Jason C.S. Chang and Chang Yao Hung-ying have both resigned as directors of the Company.

     Neither Jason C.S. Chang nor Chang Yao Hung-ying believes that he or she committed any offense in connection with such transactions, and they are appealing the decision to the Supreme Court of Taiwan, the ROC. Counsel to Jason C.S. Chang and Chang Yao Hung-ying have advised that, as these proceedings may not be finally determined until the case has been considered by the Supreme Court of Taiwan, the ROC, one or two years may elapse until they are fully resolved.

SIGNIFICANT CHANGES

     Other than those changes disclosed in "Legal Proceedings" above and the purchase of the remaining portions of shares of ISE Labs, we have not experienced any significant changes since the date of the annual financial statements. See "Item 4. Information on the Company -- History and Development of the Company -- ISE Labs."

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

                                                 Ordinary Share Price(1)
                                                 -----------------------
                                                     High            Low
                                                 --------       --------
Year Ended December 31,
   1997 .........................................  23.000          4.750
   1998 .........................................  28.250         10.000
   1999 .........................................  26.938         24.375
   2000 .........................................  36.250          8.500
   2001 .........................................  17.438          6.800

Year Ended December 31, 2000
   First Quarter.................................  36.250         21.500
   Second Quarter ...............................  30.375         23.125
   Third Quarter ................................  31.938         21.000
   Fourth Quarter ...............................  21.750          8.500

Year Ended December 31, 2001
   First Quarter.................................  17.438          8.000
   Second Quarter ...............................  15.450         10.250
   Third Quarter ................................  12.910          6.800
   Fourth Quarter ...............................  14.130          7.300

Year Ended December 31, 2002
   First Quarter.................................  16.680         10.350
   Second Quarter (through June 27, 2002)........  16.500          8.750

   Monthly
   October 2001..................................   9.400          7.300
   November 2001.................................  11.320          8.170
   December 2001.................................  14.350         11.050
   January 2002..................................  15.920         10.350
   February 2002.................................  13.690         11.090
   March 2002....................................  16.680         13.100
   April 2002....................................  16.500         13.000
   May 2002......................................  14.110         11.580
   June 2002 (through June 27, 2002).............  12.740          8.750
---------------
(1) All share prices are adjusted retroactively to reflect stock splits that were effected on February 8, 1998 and April 5, 1999. See "Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds".

Source: Nasdaq National Market database

     The last reported sale price of the shares on the Nasdaq National Market as of June 27, 2002 was $9.43. As of December 31, 2001, there were 30 members who were holders of record of our shares.

     Taiwan depositary shares, or TDSs, representing shares are listed on the Taiwan Stock Exchange. The Taiwan Stock Exchange is an auction market where securities traded are priced according to supply and demand through announced bid and ask prices. Each TDS represents .0125 of one share and has undergone corresponding stock splits effected on February 8, 1998 and April 5, 1999. In limited circumstances, shareholders may deposit shares in exchange for TDSs, subject to certain restrictions on the re-issuance of TDSs. The total number of TDSs outstanding is limited so that additional TDSs may be re-issued only upon cancellation by a current holder and subject to our approval. As of March 15, 2002, there were 847.1 million TDSs representing 10.6 million shares.

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

                                                       TDS Prices(1)
                                                 -----------------------
                                                     High            Low
                                                 --------       --------
Year Ended December 31,
1998 ........................................    NT$25.50        NT$7.20
1999 ........................................       20.50          12.20
2000 ........................................       26.00           4.04
2001 ........................................        8.40           3.10

Year Ended December 31, 2000
First Quarter....................................   25.40          17.60
Second Quarter ..................................   21.80          17.10
Third Quarter ...................................   19.20           8.40
Fourth Quarter...................................    8.65           4.04

Year Ended December 31, 2001
First Quarter....................................    8.40           4.05
Second Quarter ..................................    7.35           5.20
Third Quarter ...................................    5.60           3.10
Fourth Quarter...................................    6.35           3.11

Year Ended December 31, 2002
First Quarter....................................    7.35           4.95
Second Quarter...................................    7.20           4.30

Monthly
October 2001.....................................    4.28           3.11
November 2001....................................    4.79           3.69
December 2001....................................    6.35           4.25
January 2002.....................................    6.80           5.15
February 2002....................................    5.80           4.95
March 2002.......................................    7.35           5.55
April 2002 ......................................    7.20           6.00
May 2002.........................................    6.25           5.30
June 2002........................................    5.60           4.30

(1) All TDS prices are adjusted retroactively to reflect stock splits that were effected on February 8, 1998 and April 5, 1999. See "Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds".

Source: Taiwan Stock Exchange database

     The last reported sale price of the TDSs on the Taiwan Stock Exchange was NT$4.57 per TDS on June 28, 2002.

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

     As of May 31, 2002, 99,021,840 shares were issued and outstanding. All our shares are in registered form. Except in circumstances permitted by the Singapore Companies Act, we can neither purchase our own shares nor grant any financial assistance for the acquisition or proposed acquisition of our own shares.

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

Members

     Only persons who are registered in our register of members are recognized as members of our company. As of December 31, 2001, there were 30 members who were holders of record of our shares. We will not, except as required by law, recognize any equitable, contingent, future or partial interest in our shares or any other rights in respect of our shares other than the rights of a member. We may, on giving not less than 14 days' notice to the Registrar of Companies and Businesses of Singapore, close our register of members for any time or times except that we may not close the register for more than 30 days in the aggregate in any calendar year.

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

General Meetings of Members

     We are required to hold an annual general meeting each year not later than fifteen months following the preceding annual general meeting. Our fifth annual general meeting was held on June 28, 2001. Our directors may convene an extraordinary general meeting whenever they think fit or if requested in writing by two or more members holding not less than 10% of our paid-up share capital. In addition, members holding not less than 10% of the paid-up capital carrying the right of voting at general meetings may call for a meeting. Unless otherwise required by law or by our Articles of Association, voting at general meetings is by ordinary resolution requiring an affirmative vote of a simple majority of the votes cast at that meeting. An ordinary resolution suffices, for example, in respect of re-election of directors. A special resolution requiring the affirmative vote of at least 75% of the votes cast at the meeting is necessary for some matters under Singapore law, including:

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

Takeovers

     The Securities and Futures Act 2001 and the Singapore Code on Takeovers and Mergers regulate the acquisition of shares of public companies. Any person acquiring an interest, either on his own or together with parties acting in concert with him, in 30% or more of the voting shares in our Company is obligated to extend a takeover offer for our remaining voting shares in accordance with the provisions of the Singapore Code on Takeovers and Mergers.

     "Parties acting in concert" include a company and its related and associated companies, a company and its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts), a company and its pension funds and employee share schemes, a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis, a financial or other professional adviser and its clients in respect of shares held by the financial adviser and persons controlling, controlled by or under the same control as the adviser and all the funds managed by the financial adviser on a discretionary basis where the shareholdings of the financial adviser and any of those funds in the client total 10.0% or more of the client's equity share capital, directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) that is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent, partners, and an individual and his or her close relatives, related trusts, any person who is accustomed to act in accordance with his instructions and companies controlled by the individual, his or her close relatives, his or her related trusts or any person who is accustomed to act in accordance with his or her instructions.

     A mandatory takeover offer is also required to be made if a person holding, either on his own or together with parties acting in concert with him, between 30% and 50% (both inclusive) of the voting shares acquires additional voting shares representing more than 1% of our voting shares in any six month period. An offer for consideration other than cash must, subject to certain exceptions, be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert within the preceding six month. In addition, the offeror must make an appropriate offer or proposal to holders of our convertible securities and may also be required to make such an offer to holders of securities of our subsidiaries which are convertible into shares of our company.

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

Service Agreement dated as of August 1, 2001 between ASE Electronics (M) Sdn. Bhd. and ASE (U.S.) Inc.

     This contract established ASE (U.S.) as our subsidiary, ASE Test Malaysia's non-exclusive sales service and sales support agent in Europe and North America for its products and services. For such services, our subsidiary pays ASE (U.S.) 14% of their monthly incurred services associated costs and expenses plus 10% or $161,700, whichever is lower. ASE (U.S.) agreed to reimburse our subsidiary for expenses for any employee traveling to the U.S. or Europe if such travel was necessary to ASE (U.S.)'s services. This agreement will expire on July 31, 2002.

Service Agreement dated as of August 1, 2001 between ASE Test Inc. and ASE (U.S.) Inc.

     This contract established ASE (U.S.) as our subsidiary, ASE Test Inc.'s non-exclusive sales service and sales support agent in Europe and North America for its products and services. For such services, our subsidiary pays ASE (U.S.) 17% of their monthly incurred services associated costs and expenses plus 5% or $196,350, whichever is lower. ASE (U.S.) agreed to reimburse our subsidiary for expenses for any employee traveling to the U.S. or Europe if such travel was necessary to ASE (U.S.)'s services. This agreement will expire on July 31, 2002.

Commission Agreement dated as of August 1, 2001 between ASE Electronics (M) Sdn, Bhd. and Gardex International Limited.

     This contract established Gardex as our subsidiary, ASE Test Malaysia's non-exclusive worldwide sales agent for all its products and services. For such services, our subsidiary pays Gardex monthly, in respect of net export sales outside Malaysia, 0.56% of the sales amount for monthly sales. This agreement will expire on July 31, 2002.

Commission Agreement dated as of August 1, 2001 between ASE Test Inc. and Gardex International Limited.

     This contract established Gardex as our subsidiary, ASE Test Inc.'s non-exclusive worldwide sales agent for all its products and services. For such services, our subsidiary pays Gardex monthly, in respect of net export sales outside Taiwan, 0.56% of the sales amount for monthly sales. This agreement will expire on July 31, 2002.

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

   Taxation of Capital Gains

     You will recognize capital gain or loss for U.S. federal income tax purposes on a sale or other disposition of shares. Such gain or loss, if any, will generally be U.S. source income or loss. You should consult your tax advisors regarding the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses the deductibility of which may be limited.

Singapore Taxation

     The following discussion is a summary of the material Singapore income tax, stamp duty and estate duty consequences of the purchase, ownership and disposition of the shares to a holder of the shares that is not resident in Singapore. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of the shares and does not purport to deal with the tax consequences applicable to all categories of investors. Shareholders and prospective purchasers of our shares should consult their own tax advisors concerning the tax consequences of their particular situations.

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

     The Singapore corporate tax rate is 24.5% for the year of assessment 2002 (financial year ending in 2001). In addition, three quarters of up to the first S$10,000 of a company's chargeable income, and one half of up to the next S$90,000 will be exempt from corporate tax with effect from the year of assessment 2002. The remaining chargeable income (after the tax exemption) will be taxed at 24.5%. As a temporary measure to cushion the impact of economic slow-down, Singapore has also granted certain tax rebates for the Years of Assessment 2001 and 2002. For the Year of Assessment 2002, pursuant to the second off-budget measures announced on October 12, 2001, a tax rebate of 5% (excluding tax on Singapore dividends and tax on income subject to final withholding tax) is granted. In relation to dividends paid out of such non-tax-exempt income, the tax imputed to, and deemed paid on behalf of, our shareholders is currently at the rate of 22%. We would also be allowed to distribute, as exempt dividends, an amount of income that is effectively not subject to tax as a result of the tax rebate.

     Subject to the provisions of any applicable double taxation treaty, non-resident taxpayers that derive income from Singapore, are subject to a withholding tax currently at 22% on certain types of income derived from Singapore (or generally 15.0% in the case of interest, royalty and rental of movable property).

     A company will be regarded as being resident in Singapore if the control and management of its business is exercised there, for example, if the company's board of directors meets and conducts the business of the company in Singapore. An individual will be regarded as being resident in Singapore in a year of assessment if, in the preceding year, he was physically present in Singapore or exercised an employment in Singapore other than as a director of a company for 183 days or more, or if he resides in Singapore.

     Currently, Singapore does not have a comprehensive double taxation treaty with the United States.

   Dividend Distributions - current taxation system

     Under Singapore's current taxation system, as a company resident in Singapore, the tax we pay at the prevailing corporate tax rate is in effect imputed to, and deemed to be paid on behalf of our shareholders. Our shareholders are taxed on the gross amount of dividends (that is, on the amount of net dividends plus an amount equal to the amount of gross dividends multiplied by the prevailing corporate tax rate). The tax we pay effectively becomes available to our shareholders as a tax credit to offset their Singapore income tax liability on the gross amount of dividends paid by us.

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

     You should consult your tax advisors as to whether credits for underlying Singapore tax may be available to you under an applicable double taxation treaty. Please also take note of the proposed tax changes as outlined below.

     Where we receive foreign income that has not been subject to full Singapore income tax due to the availability of foreign tax credits, we may pay tax exempt dividends out of the foreign income received in Singapore. The amount of tax exempt dividend payable is equal to (1) the foreign tax credit allowed divided by the prevailing corporate tax rate less (2) the foreign tax paid. We will credit such amount to a special account known as the "Section 13E account". Any subsequent dividends paid by us out of this account to our shareholders (other than on any shares of a preferential nature) will be tax exempt subject to certain conditions.

   Dividend Distributions - proposed taxation system

     On May 3, 2002, the Minister for Finance announced in the Financial Year 2002 Budget that Singapore will move to a "one-tier" corporate taxation system with effect from January 1, 2003. Under this proposed system, the tax collected from corporate profits is final and Singapore dividends are tax exempt in the hands of the shareholder, regardless of whether this is a corporate or individual shareholder and whether the shareholder is a Singapore tax resident. To enable companies to make full use of the utilized dividend franking credits as of December 31, 2002, the Minister for Finance proposed to introduce a 5-year transition period from January 1, 2003 to December 31, 2007 for such companies to pay franked dividends out of their unutilized dividend franking credits. During this period, the shareholders will continue to receive these dividends with credits attached as mentioned above under the current taxation system. As we do not have significant unutilized dividend franking credits, it is expected that any dividend payments by us with effect from January 1, 2003 will be made under the proposed "one-tier" taxation system, and thus will be considered tax exempt dividends to the shareholders.

   Gain on Disposal of Shares

     Singapore does not impose tax on capital gains. However, gains may be construed to be of an income nature and subject to tax if they arise from activities which the Inland Revenue Authority of Singapore regard as the carrying on of a trade in Singapore.

     Thus, any profits from the disposal of shares are not taxable in Singapore unless the seller is regarded as having derived gains of an income nature, in which case the disposal profits would be taxable.

   Stamp Duty

     There is no stamp duty payable in respect of the issuance and holding of shares. Where existing shares are acquired in Singapore, stamp duty is payable on the instrument of transfer of the shares at the rate of S$2.00 (or S$1.40 for transfers executed between October 13, 2001 and December 31, 2001, both dates inclusive) for every S$1,000.00 of the consideration for, or market value of, the shares, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where an instrument of transfer is executed outside Singapore or no instrument of transfer is executed, no stamp duty is payable on the acquisition of existing shares. Stamp duty may be payable if the instrument of transfer is received in Singapore.

   Estate Duty

     In the case of an individual who is not domiciled in Singapore, Singapore estate duty is imposed on the value of immovable properties situated in Singapore owned by such individual, subject to specific exemption limits. Previously, movable assets of non-domiciles were also included. On May 3, 2002, the Minister for Finance announced in the Financial Year 2002 Budget that the movable assets of non-domiciles will be exempt from estate duty. Therefore, an individual holder of shares who is not domiciled in Singapore at the time of his or her death will not be subject to Singapore estate duty on the value of shares in the Company. Individuals should consult their own tax advisors regarding the Singapore estate duty consequences of their ownership of our shares.

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

FOREIGN CURRENCY EXCHANGE RATE RISK

     Our foreign currency exposures give rise to market risk associated with exchange rate movements against the NT dollar, U.S. dollar and Malaysian ringgit. Our liabilities as of December 31, 2001 include liabilities denominated in U.S. dollars, NT dollars, Malaysian ringgit and other currencies. As of December 31, 2001, approximately 80.7% of our cash and accounts receivable and receivable from related parties were denominated in U.S. dollars, approximately 17.1% in NT dollars, approximately 2.1% in Malaysian ringgit and approximately 0.1% in other currencies. As of December 31, 2001, approximately 73.7% of our accounts payable and payable for fixed assets were denominated in U.S. dollars, approximately 13.1% in NT dollars, approximately 5.4% in Malaysian ringgit and approximately 7.8% in other currencies. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize currency forward and option contracts to minimize the impact of foreign currency fluctuations on our results of operations. Our policy is to account for such contracts on a mark-to-market rate basis, and the premiums are amortized on a straight-line method over the life of the contract. For information on our derivative contracts for foreign exchange outstanding as of December 31, 2001, please see Note 21 of Notes to Consolidated Financial Statements.

INTEREST RATE RISK

     Our exposure to interest rate risks relates primarily to our long-term debt, which is normally incurred to support our corporate activities, primarily for capital expenditures. We currently do not enter into derivative transactions with regard to interest rates, but we would consider engaging in currency interest rate swaps to lock in currency and interest rate levels from time to time, if available, on terms considered attractive by us. No derivative contract for interest rates was outstanding as of December 31, 2001.

     The following table provides information about our significant obligations that are sensitive to interest rate fluctuations.

                                                           As of December 31, 2001
                          --------------------------------------------------------------------------------------------
                                                            Expected Maturity Date
                          --------------------------------------------------------------------------------------------
                                                                                 2007 and
                            2002       2003       2004       2005       2006    Thereafter        Total     Fair Value
                          ------     ------     ------     ------     ------    ----------      -------     ----------
                                                                (in millions)
Short-term debt:
  Variable rate (NT$)       70.0          -          -          -          -           -           70.0          70.0
    Average interest rate   3.65%         -          -          -          -           -              -             -
  Variable rate (US$)        2.6          -          -          -          -           -            2.6           2.6
    Average interest rate   3.35%         -          -          -          -           -              -             -
  Variable rate (MYR)       20.5          -          -          -          -           -
    Average interest rate   3.36%         -          -          -          -           -              -             -
Long-term debt:
  Variable rate (NT$)      396.4    1,402.4      135.0       22.5        7.5           -        1,965.6       1,965.6





                                                           As of December 31, 2001
                          --------------------------------------------------------------------------------------------
                                                            Expected Maturity Date
                          --------------------------------------------------------------------------------------------
                                                                                 2007 and
                            2002       2003       2004       2005       2006    Thereafter        Total     Fair Value
                          ------     ------     ------     ------     ------    ----------      -------     ----------
                                                                (in millions)
    Average interest rate   4.98%      3.83%      5.71%      7.38%      7.94%          -              -             -
  Fixed rate (US$)           1.0        0.2      136.6          -          -           -          137.8         137.8
    Average interest rate   8.56%      8.79%      7.28%         -          -           -              -             -
  Variable rate (US$)        8.4        6.4        4.7        3.5        0.5         1.3           24.8          24.8
    Average interest rate   6.32%      7.46%      8.25%      8.75%     11.11%      11.82%             -             -


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


                                    PART III

Item 17.  Financial Statements.

     The Company has elected to provide financial statements for fiscal year 2001 and the related information pursuant to Item 18.

Item 18.  Financial Statements.

     The consolidated financial statements of the Company and the report thereon by its independent auditors listed below are attached hereto as follows:

     (a) Report of Independent Auditors of the Company dated May 17, 2002 (page F-1).

     (b) Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2000 and 2001 (page F-3).

     (c) Consolidated Statements of Income of the Company and subsidiaries for the years ended December 31, 1999, 2000 and 2001 (page F-4).

     (d) Consolidated Statements of Changes in Stockholders' Equity of the Company and subsidiaries for the years ended December 31, 1999, 2000 and 2001 (page F-6).

     (e) Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 1999, 2000 and 2001 (page F-7).

     (f) Notes to Consolidated Financial Statements of the Company and subsidiaries (page F-9).

     ASE Test Limited and Subsidiaries




     Consolidated Financial Statements as of December 31, 1999, 2000 and 2001

     Together with Independent Auditors' Report

                          Independent Auditors' Report


The Board of Directors and Shareholders
ASE Test Limited


We have audited the accompanying consolidated balance sheets of ASE Test Limited and subsidiaries (the "Company") as of December 31, 2000 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001, all prepared in accordance with accounting principles generally accepted in the Republic of China and expressed in US dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2000 and 2001 and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2001 and the determination of stockholders' equity and financial position at December 31, 2001 and 2000, to the extent summarized in Note 27 to the financial statements.






T N Soong & Co
An Associate Member Firm of Deloitte Touche Tohmatsu effective April 22, 2002 (Formerly a Member Firm of Andersen Worldwide, SC.)
Taipei, Taiwan
Republic of China


May 17, 2002

                       ASE TEST LIMITED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (Expressed in Thousands US Dollars)


                                                                               As of December 31
                                                                          ---------------------------
A S S E T S                                                                  2000             2001
-----------                                                               ----------       ----------
CURRENT ASSETS
Cash and cash equivalents (Note 2)                                        $  157,145       $  106,065
Pledged time deposits (Note 18)                                                  295              274
Short-term investments (Note 2)                                                9,062           31,503
Accounts receivable:
    Related companies - net (Note 16)                                          3,178            7,835
    Other - net (Notes 2 and 3)                                               83,288           38,738
Inventories - net (Notes 2 and 4)                                             17,564           13,439
Deferred income tax assets - net (Notes 2 and 12)                              7,938            9,784

Prepaid expenses and other current assets                                     11,988           10,324
                                                                          ----------       ----------
Total Current Assets                                                         290,458          217,962
                                                                          ----------       ----------

LONG-TERM INVESTMENTS (Notes 2 and 5)
Shares of stock                                                               86,811           95,042
Bonds                                                                            350                -
                                                                          ----------       ----------
                                                                              87,161           95,042
                                                                          ----------       ----------

PROPERTIES - NET (Notes 2, 6, 16, 18 and 24)                                 639,082          586,834
                                                                          ----------       ----------

DEFERRED INCOME TAX ASSETS - NET (Notes 2 and 12)                              9,860            3,148
                                                                          ----------       ----------

OTHER ASSETS                                                                   3,867            2,723
                                                                          ----------       ----------

CONSOLIDATED DEBITS (Notes 1, 2 and 7)                                        61,227           53,697
                                                                          ----------       ----------

TOTAL ASSETS                                                              $1,091,655       $  959,406
                                                                          ==========       ==========

                                                                               As of December 31
                                                                          ---------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                         2000             2001
------------------------------------                                      ----------       ----------
CURRENT LIABILITIES
Short-term borrowings (Notes 9 and 18)                                    $   17,728       $    9,946
Accounts payable
    Related companies (Note 16)                                                1,557            6,013
    Other                                                                     24,788           11,794
Payable for properties                                                        68,412           24,961
Income tax payable                                                             6,965            3,545
Current portion of long-term debts (Notes 10 and 18)                          22,008           20,730
Accrued expenses and other current liabilities (Note 8)                       16,846           13,168
                                                                          ----------       ----------
Total Current Liabilities                                                    158,304           90,157

LONG-TERM DEBTS (Notes 10 and 18)                                            265,489          248,371

ACCRUED PENSION COST (Notes 2 and 13)                                            568              810

OTHER LIABILITIES                                                                395            1,341
                                                                          ----------       ----------

Total Liabilities                                                            424,756          340,679
                                                                          ----------       ----------

COMMITMENTS AND CONTINGENCIES (Note 19)

MINORITY INTEREST IN CONSOLIDATED

SUBSIDIARIES (Note 2)                                                         23,763           21,204
                                                                          ----------       ----------

SHAREHOLDERS' EQUITY (Notes 1, 2, 11 and 14)
Share capital - $0.25 par value
    Authorized - 600,000,000 ordinary shares
    Issued and outstanding - 91,425,691 ordinary shares in 2000 and
       96,647,199 ordinary shares in 2001                                     22,856           24,162
Capital surplus                                                              409,677          428,205
Retained earnings                                                            266,526          220,767
Unrealized loss on long-term investments in shares of stock                     (541)            (442)
Cumulative translation adjustments                                           (55,382)         (75,169)
                                                                          ----------       ----------
Total Shareholders' Equity                                                   643,136          597,523
                                                                          ----------       ----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                $1,091,655       $  959,406
                                                                          ==========       ==========

    The accompanying notes are an integral part of the financial statements.

                       ASE TEST LIMITED AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
      (Expressed in Thousands US Dollars Except Earnings (Loss) Per Share)


                                                                               Year Ended December 31
                                                                     -------------------------------------------
                                                                        1999             2000             2001
                                                                     ---------        ---------        ---------
NET REVENUES (Notes 2, 16 and 24)                                    $ 270,254        $ 440,285        $ 298,466

COST OF REVENUES (Note 16)                                             173,758          263,513          265,271
                                                                     ---------        ---------        ---------

GROSS PROFIT                                                            96,496          176,772           33,195
                                                                     ---------        ---------        ---------

OPERATING EXPENSES
Selling, general and administrative                                     27,765           49,861           42,865
Research and development (Note 2)                                        3,837           12,059           14,397
                                                                     ---------        ---------        ---------
Total Operating Expenses                                                31,602           61,920           57,262
                                                                     ---------        ---------        ---------

INCOME (LOSS) FROM OPERATIONS                                           64,894          114,852          (24,067)
                                                                     ---------        ---------        ---------

NON-OPERATING INCOME (EXPENSES)
Interest - net (Notes 2, 6 and 15)                                     (11,703)         (14,740)         (13,783)
Investment income (loss) under equity method - net
  (Notes 2 and 5)                                                        4,842           16,127           (7,344)
Gain on sale of long-term investments in shares of stock
  (Notes 2 and 5)                                                        6,588                -                -
Loss on long-term investments in bonds (Notes 2 and 5)                       -           (3,157)            (345)
Foreign exchange gain - net (Note 2)                                       151            3,280            2,382
Other - net                                                                863           (2,719)           1,393
                                                                     ---------        ---------        ---------
Total Non-Operating Income (Expenses)                                      741           (1,209)         (17,697)
                                                                     ---------        ---------        ---------

INCOME (LOSS) FROM CONTINUING
OPERATIONS BEFORE INCOME TAX AND
MINORITY INTEREST                                                       65,635          113,643          (41,764)

INCOME TAX EXPENSES (Notes 2 and 12)                                      (678)          (2,197)          (6,522)
                                                                     ---------        ---------        ---------

INCOME (LOSS) FROM CONTINUING
OPERATIONS                                                              64,957          111,446          (48,286)

LOSS FROM DISCONTINUED OPERATIONS - NET
OF INCOME TAX BENEFIT OF $934 IN 1999 AND
$388 IN 2000 (Note 26)                                                  (1,360)            (758)               -
                                                                     ---------        ---------        ---------

INCOME (LOSS) BEFORE MINORITY INTEREST                                  63,597          110,688          (48,286)

(Forward)

MINORITY INTEREST IN NET LOSS (INCOME) OF
SUBSIDIARIES (Note 2)                                      $       (1,437)      $       (3,493)      $        2,527
                                                           --------------       --------------       --------------

NET INCOME (LOSS)                                          $       62,160       $      107,195       $      (45,759)
                                                           ==============       ==============       ==============

EARNINGS (LOSS) PER SHARE (Note 17)

Simple
      Continued operations                                 $         0.79       $         1.26       $        (0.48)
      Discontinued operations                                       (0.02)               (0.01)                   -
                                                           --------------       --------------       --------------
                                                           $         0.77       $         1.25       $        (0.48)
                                                           ==============       ==============       ==============

Primary
      Continued operations                                 $         0.72       $         1.16       $        (0.48)
      Discontinued operations                                       (0.01)                   -                    -
                                                           --------------       --------------       --------------
                                                           $         0.71       $         1.16       $        (0.48)
                                                           ==============       ==============       ==============
Fully diluted
      Continued operations                                 $         0.71       $         1.16       $        (0.48)
      Discontinued operations                                       (0.01)                   -                    -
                                                           --------------       --------------       --------------
                                                           $         0.70       $         1.16       $        (0.48)
                                                           ==============       ==============       ==============

NUMBERS OF SHARES INFORMATION:
Simple                                                         80,232,420           85,970,361           94,921,412
                                                           ==============       ==============       ==============
Primary                                                        87,795,711           92,673,040           94,921,412
                                                           ==============       ==============       ==============
Fully diluted                                                  88,359,934           92,673,040           94,921,412
                                                           ==============       ==============       ==============

    The accompanying notes are an integral part of the financial statements.

                       ASE TEST LIMITED AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                      (Expressed in Thousands US Dollars)



                                                                                                                     LONG-TERM
                                                                                                                    INVESTMENTS
                                                                  SHARE CAPITAL          CAPITAL                     IN SHARES
                                                                                         SURPLUS       RETAINED      OF STOCK
                                                                Shares       Amount     (Note 11)      EARNINGS    (Notes 2 and 5)
                                                              ----------   ----------   ----------    ----------    ----------
BALANCE, JANUARY 1, 1999                                      79,330,980   $   19,833   $  131,951    $  108,483    $   (9,864)

Issuance of new shares under stock option plans (Note 14)      1,627,226          407        8,466             -             -
Appropriations of 1998 earnings:
       Remuneration to directors and supervisors                       -            -            -          (477)            -
       Bonus to employees                                              -            -            -        (1,199)            -
Reclassification of net gain on disposal of properties                 -            -          245             -             -
Adjustment from changes in ownership percentage of investee            -            -          (91)            -             -
Net income for 1999                                                    -            -            -        62,160             -
Reversal of unrealized loss on long-term investments in
     shares of stock                                                   -            -            -             -         9,864
Translation adjustments (Note 2)                                       -            -            -             -             -
                                                              ----------   ----------   ----------    ----------    ----------

BALANCE, DECEMBER 31, 1999                                    80,958,206       20,240      140,571       168,967             -

Issuance of new shares under stock option plans (Note 14)      1,263,041          315        7,610             -             -
Capital increase in cash in July, 2000                         9,200,000        2,300      261,362             -             -
Convertible notes converted into ordinary shares                   4,444            1          114             -             -
Reclassification of net gain on disposal of properties                 -            -           27           (27)            -
Adjustment from changes in ownership percentage of investee            -            -           (7)       (9,609)            -
Net income for 2000                                                    -            -            -       107,195             -
Unrealized loss on long-term investments in
     shares of stock                                                   -            -            -             -          (541)
Translation adjustments (Note 2)                                       -            -            -             -             -
                                                              ----------   ----------   ----------    ----------    ----------

BALANCE, DECEMBER 31, 2000                                    91,425,691       22,856      409,677       266,526          (541)

Issuance of new shares under stock option plans (Note 14)      5,221,508        1,306       18,548             -             -
Adjustment from changes in ownership percentage of investee            -            -          (20)            -             -
Net loss for 2001                                                      -            -            -       (45,759)            -
Reversal of unrealized loss on long-term investments
     in shares of stock                                                -            -            -             -            99
Translation adjustments (Note 2)                                       -            -            -             -             -
                                                              ----------   ----------   ----------    ----------    ----------

BALANCE, DECEMBER 31, 2001                                    96,647,199   $   24,162   $  428,205    $  220,767    $     (442)
                                                              ==========   ==========   ==========    ==========    ==========

                                                              CUMULATIVE      TOTAL
                                                              TRANSLATION  SHAREHOLDERS'
                                                              ADJUSTMENTS     EQUITY
                                                              ----------    ----------
BALANCE, JANUARY 1, 1999                                      $  (39,789)   $  210,614

Issuance of new shares under stock option plans (Note 14)              -         8,873
Appropriations of 1998 earnings:
       Remuneration to directors and supervisors                       -          (477)
       Bonus to employees                                              -        (1,199)
Reclassification of net gain on disposal of properties                 -           245
Adjustment from changes in ownership percentage of investee            -           (91)
Net income for 1999                                                    -        62,160
Reversal of unrealized loss on long-term investments in
     shares of stock                                                   -         9,864
Translation adjustments (Note 2)                                   5,391         5,391
                                                              ----------    ----------

BALANCE, DECEMBER 31, 1999                                       (34,398)      295,380

Issuance of new shares under stock option plans (Note 14)              -         7,925
Capital increase in cash in July, 2000                                 -       263,662
Convertible notes converted into ordinary shares                       -           115
Reclassification of net gain on disposal of properties                 -             -
Adjustment from changes in ownership percentage of investee            -        (9,616)
Net income for 2000                                                    -       107,195
Unrealized loss on long-term investments in shares of stock            -          (541)
Translation adjustments (Note 2)                                 (20,984)      (20,984)
                                                              ----------    ----------

BALANCE, DECEMBER 31, 2000                                       (55,382)      643,136

Issuance of new shares under stock option plans (Note 14)              -        19,854
Adjustment from changes in ownership percentage of investee            -           (20)
Net loss for 2001                                                      -       (45,759)
Reversal of unrealized loss on long-term investments
     in shares of stock                                                -            99
Translation adjustments (Note 2)                                 (19,787)      (19,787)
                                                              ----------    ----------

BALANCE, DECEMBER 31, 2001                                    $  (75,169)   $  597,523
                                                              ==========    ==========

    The accompanying notes are an integral part of the financial statements.

                       ASE TEST LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (Expressed in Thousands US Dollars)

                                                                         Year Ended December 31
                                                                -----------------------------------------
                                                                   1999           2000             2001
                                                                ---------       ---------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                               $  62,160       $ 107,195       $ (45,759)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Minority interest                                                 1,437           3,493          (2,527)
  Depreciation and amortization                                    68,769         117,506         144,860
  Accrued interest on convertible bonds                             5,051          11,350          10,526
  Provision (reversal of allowance) for doubtful
    accounts and sales discounts                                      780           2,226             (39)
  Provision for loss on idle assets                                     -             738             456
  Investment loss (income) under equity method                     (4,842)        (16,127)          7,344
  Provision for loss on long-term investments in bonds                  -           3,157             345
  Gain on disposal of properties                                   (1,013)            (30)           (154)
  Gain on sale of long-term investments in shares of stock         (6,588)              -               -
  Deferred income taxes                                            (2,758)         (4,872)          4,375
  Loss from discontinued operations (Note 26)                       1,360             758               -
  Other                                                                 -           1,397             218
  Changes in operating assets and liabilities:
      Accounts receivable                                         (19,766)        (34,096)         39,536
      Inventories                                                  (2,762)         (7,178)          3,988
      Prepaid expenses and other current assets                    (1,170)         (2,183)           (465)
      Accounts payable                                                683          16,534         (11,913)
      Income tax payable                                           (2,371)          3,144            (965)
      Accrued pension cost                                            128             238             282
      Accrued expenses and other current liabilities               (4,187)          1,226          (3,088)
      Changes in net assets of discontinued
        operations                                                    164            (919)              -
                                                                ---------       ---------       ---------
Net Cash Provided by Operating Activities                          95,075         203,557         147,020
                                                                ---------       ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of properties                                       (110,733)       (372,561)       (102,490)
Acquisitions of ISE Labs, Inc.                                    (95,833)              -               -
Increase in long-term investments in shares of stock              (56,875)         (7,100)        (18,670)
Increase in consolidated debits                                         -            (428)              -
Proceeds from disposal of long-term
  investments in shares of stock                                   34,042               -               -
Decrease (increase) in pledged time deposits                          (15)            (86)              6
Proceeds from sale of properties                                    5,441           9,868           3,107
Proceeds from disposal of discontinued operations
  (Note 26)                                                             -           4,900               -
Increase in other assets                                           (1,370)         (4,325)         (3,180)
Decrease (increase) in short-term investments                     (11,860)          2,378         (22,981)
                                                                ---------       ---------       ---------
Net Cash Used in Investing Activities                            (237,203)       (367,354)       (144,208)
                                                                ---------       ---------       ---------

(Forward)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares                      $   9,029    $ 271,762    $  19,593
Increase (decrease) in short-term borrowings                      (5,594)      18,230       (7,707)
Increase in long-term debts                                      191,865       55,089          889
Decrease in payable for properties                                     -            -      (39,252)
Repayments of long-term debts and capital lease
  obligations                                                    (27,386)     (66,814)     (26,357)
Remuneration paid to directors and supervisors and
  bonus paid to employees                                         (1,676)           -            -
Increase (decrease) in minority interest                               -         (466)           7
                                                               ---------    ---------    ---------
Net Cash Provided by (Used in) Financing Activities              166,238      277,801      (52,827)
                                                               ---------    ---------    ---------

TRANSLATION ADJUSTMENTS                                              362       (1,663)      (1,065)
                                                               ---------    ---------    ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              24,472      112,341      (51,080)

CASH AND CASH EQUIVALENTS, BEGINNING
OF YEAR                                                           20,332       44,804      157,145
                                                               ---------    ---------    ---------

CASH AND CASH EQUIVALENTS, END OF YEAR                         $  44,804    $ 157,145    $ 106,065
                                                               =========    =========    =========

SUPPLEMENTAL INFORMATION
Interest paid (excluding amounts capitalized)                  $   7,870    $   8,647    $   8,533
Income tax paid                                                $   6,652    $   3,387    $   3,274
Cash paid for acquisitions of properties:
      Purchase price                                           $ 128,690    $ 413,197    $ 104,216
      Increase in payable                                        (17,650)     (40,636)      (1,726)
      Increase in obligation under long-term lease                  (307)           -            -
                                                               ---------    ---------    ---------
                                                               $ 110,733    $ 372,561    $ 102,490
                                                               =========    =========    =========
Cash received for sales of properties:
      Sales price                                              $   5,535    $   9,868    $   5,978
      Increase in receivable                                         (94)           -       (2,871)
                                                               ---------    ---------    ---------
                                                               $   5,441    $   9,868    $   3,107
                                                               =========    =========    =========

Cash received for issuance of ordinary shares (net of
  issuance expense)                                            $   8,873    $ 271,587    $  19,854
Decrease (increase) in receivable for issuance of
  ordinary shares                                                    156          175         (261)
                                                               ---------    ---------    ---------
                                                               $   9,029    $ 271,762    $  19,593
                                                               =========    =========    =========

Total assets acquired from ISE Labs, Inc.                      $ 136,067   $        -   $        -
Less:  Liabilities assumed                                       (35,964)           -            -
                                                               ---------    ---------    ---------
Cash paid                                                        100,103            -            -
Less:  Cash received at the date of acquisition                   (4,270)           -            -
                                                               ---------    ---------    ---------
Net cash out flow                                              $  95,833   $        -   $        -
                                                               =========    =========    =========

    The accompanying notes are an integral part of the financial statements.

                       ASE TEST LIMITED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Expressed in Thousands US Dollars, Unless Stated Otherwise)

1.   GENERAL

     ASE Test Limited ("ASE Test" or the "Company") is a Singapore holding company which through an exchange of its shares with its parent company, Advanced Semiconductor Engineering, Inc. ("ASE, Inc.") and other individuals, acquired substantially all of the shares of ASE Test, Inc. in May 1996. The exchange was accounted for as a reorganization of companies under common control.

     ASE Test, Inc. is located in Taiwan, Republic of China (ROC) and is engaged in the testing of semiconductors. It has a wholly-owned subsidiary in the United States, ASE Test (U.S.A.) Inc., which was incorporated in 1996 and is engaged in after sales service to customers of ASE Test, Inc.

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

     J & R Holding Limited, a shareholder of the Company, sold 6,000,O00 shares and 5,000,000 shares in December 1997 and February 1999, respectively, in the form of Taiwan Depositary Receipts (the "TDR"). The TDRs were listed on the Taiwan Stock Exchange.

     The Company acquired, on May 5,1999, a 70% equity interest in ISE Labs, Inc. through ASE Test Holding Ltd, a newly incorporated wholly owned holding company. The acquisition transaction was accounted for using the purchase method. ISE Labs, Inc. and its wholly owned subsidiaries [ISE Labs Hong Kong Limited, ISE Labs Singapore Pte. Limited, ISE Technology, Inc., and Digital Tasting Services Inc.] (together "ISE Labs") provide semiconductor testing and packaging services. The acquisition cost was $100.1 million and the net book value of ISE Labs at the time of acquisition was $23.60 million. The excess of the purchase cost over the net book value of ISE Labs of $76.5 million was allocated as of May 5, 1999 as shown below. The allocation of the purchase price was adjusted in the first quarter of 2000 because of the impairment loss incurred arising from the disposition of the packaging operation of ISE Labs, which was a preacquisition contingency at the date of acquisition (see Note 26). The original allocation and the adjustments made is as follows (amounts in millions US dollars):


A                                  As of
                                May 5, 1999   Adjustment  Adjusted
                                -----------   ----------  --------
Write-up of land                   $ 2.5        ($0.2)      $2.3
Write-up in buildings                2.7         (2.3)       0.4
Write-up in machinery                9.0         (2.3)       6.7
Deferred tax liabilities            (5.7)         1.9       (3.8)
Goodwill (see Note 7)               68.0          3.8       71.8
                                   -----        -----       ----
                                   $76.5        $ 0.9       $77.4
                                   =====        =====       =====

     The Company's equity interest in ISE Labs increased to 80.4% as a result of the following: (i) subscription to 8,750,000 new shares at $8.00 per share (or at an aggregate subscription price of $70 million) on April 27,2000 and July 27, 2000, and (ii) acquisition of 100,000 shares, on November 20, 2000, from minority shareholders at $8.94 per share (or at an aggregate value of $0.9 million).

     The Company, in June 1999, established ASE Test Finance Limited (a wholly owned subsidiary) in Mauritius as a corporate vehicle used in the issuance of the convertible notes (see Note 10).


2.   SIGNIFICANT ACCOUNTING POLICIES

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the ROC. Significant accounting policies are summarized as follows:

     Presentation of consolidated financial statements
     -------------------------------------------------

     The Company prepared its consolidated financial statements using accounting principles generally accepted in the United States (US GAAP) in previous years. Effective 1999, the Company changed such basis into ROC GAAP and made reconciliation to US GAAP. The change was made to be consistent with the basis of presentation of the consolidated financial statements of ASE, Inc.. The major adjustment applicable to the Company as a result of change from US GAAP to ROC GAAP is the accounting for employee bonuses (see Note 27).

     Consolidation
     -------------

     The consolidated financial statements include the financial statements of the Company and its subsidiaries, ASE Test, Inc., ASE Test (U.S.A.) Inc., ASE Holdings (Singapore) Pte. Ltd., ASE Test Malaysia, ASE Test Finance Ltd., ASE Test Holding Ltd., ISE Labs, Inc., ISE Labs Hong Kong Limited, ISE Labs Singapore Pte Limited, ISE Technology, Inc., and Digital Testing Services Inc. The minority shareholders' interests in the equity and earnings of subsidiaries are presented separately in the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated.

     The statement of income for ISE Labs are consolidated since the date of acquisition. The net revenues, cost of revenues and operating expenses for the period from May 5 (date of acquisition) to December 31, 1999 are included in the Company's consolidated statements of income.

     Use of Estimates
     ----------------

     The preparation of consolidated financial statements both in conformity with ROC GAAP and generally accepted accounting principles in the United States ("US GAAP"') requires management to make estimates and judgments that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluate these estimates, including those related to allowances for doubtful accounts, inventories, useful lives of properties, consolidated debits, income tax valuation allowances, pension plans and the fair value of financial instruments. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

     Cash and cash equivalents
     -------------------------

     The Company considers all highly liquid investments within an original maturity from date of purchase of three months or less to be cash equivalents.

     Short-term investments
     ----------------------

     Marketable securities are carried at cost less allowance for decline in market value.

     Allowance for doubtful accounts
     -------------------------------

     Allowance for doubtful accounts is provided based on an evaluation of collectibility of receivables.

     Inventories
     -----------

     Inventories are stated at the lower of weighted average cost or market value.

     Long-term investments in shares of stock
     ----------------------------------------

     Long-term investments of which the Company owns at least 20% of the outstanding voting shares or where the Company exercises significant influence over the operating and financial policy decisions of the investee companies are accounted for using the equity method. Under the equity method, the investments are initially carried at cost and subsequently adjusted for the Company's proportionate share in the net income or net loss of the investee companies. Such proportionate share in net income or net loss are recognized as investment income or losses while cash dividends declared are reflected as a reduction in the carrying value of the investments. The goodwill, representing the excess of the investment costs over the Company's proportionate equity in the fair value of the net assets of the investees at the time of investments or at the time the equity method of accounting is first applied to a particular investment, is amortized over ten years. Changes in the Company's ownership percentage of investees accounted for by equity method are recorded as adjustments in long-term investments and capital surplus. The writedown of carrying value of long-term investments has been taken on the basis of the discounted cash flows expected to be realized in the future.

     Other long-term stock investments are accounted for by the cost method. Such investments are carried at cost less allowances for decline in market value of listed stocks or for decline in value of unlisted stocks which is considered irrecoverable; these allowances are charged to shareholders' equity and current earnings, respectively. Stock dividends declared are accounted for only as increases in number of shares held. Cash dividends declared are recognized as income. The sales of ASE, Inc. common shares are reflected as gain from sales of long-term investment in shares of stock in the statement of income.

     Long-term investments in bonds
     ------------------------------

     Bond securities being held to maturity are stated at amortized cost. Allowance for loss in bond securities is provided based on the evaluation of recoverability of the carrying value of these securities.

     Properties
     ----------

     Properties, except for leased equipment, are stated at cost. Equipment held under capital leases are recorded as an asset and an obligation at an amount equal to the lower of: (i) the present value at the beginning of the lease term of the minimum lease payments during the lease term (including the payment called for under any bargain purchase option); or
     (ii) fair value of the leased equipment at the inception of the lease. Machinery in transit, construction in progress and advances related to acquisitions of equipment are stated at cost. The cost of properties, also include other direct costs related to the acquisition and interest charges attributable to the borrowings used to finance the acquisitions of these assets. Major renewals and improvements are capitalized, while maintenance and repairs are expensed currently.

     Depreciation expenses are computed using the straight-line method over estimated service lives which range as follows: long-term land leasehold rights, 60 years (lease period); buildings and improvements, 5 to 40 years; machinery and equipment, 3 to 5 years; furniture and fixtures, 5 to 10 years; and leased assets 5 years. In the event that an asset depreciated to its residual value is deemed to have a continual useful life, the residual value is depreciated over the remaining life, not to exceed 2 years.

     When properties are retired or disposed of, their costs and accumulated depreciation are removed from the accounts and any gain or loss is credited or charged to income. Prior to January 1, 2001, the gain, after deducting applicable income tax, was reclassified to capital surplus at the end of the year.

     Consolidated debits
     -------------------

     The consolidated debits as shown in the balance sheet representing goodwill arising from acquisitions or investments in the consolidated subsidiaries, are amortized on the straight-line method over ten years.

     Revenue recognition
     -------------------

     Revenues from semiconductor packaging services that the Company provides are recognized upon shipment. Revenues from semiconductor testing services that the Company provides are recognized upon completion of the services. The Company does not take ownership of:(i) bare semiconductor wafers received from customers that the Company packages into finished semiconductors, and (ii) packaged semiconductors received from customers that the Company tests as to whether they meet certain performance specifications. The title and risk of loss remains with the customer for those bare semiconductors and/or packaged semiconductors. Accordingly, the cost of customer-supplied semiconductors materials is not included in the accompanying consolidated financial statements. Other criteria that the Company uses to determine when to recognize revenue are:(i) existence of persuasive evidence of the services provided,(ii)the selling price is fixed or determinable and (iii) collectibility is reasonably assured. The Company does not provide warranties to its customers except only in cases of defects in the packaging services provided and deficiencies in testing services provided. An appropriate sales allowance is recognized in the period the sale is recognized.

     Income taxes
     ------------

     Deferred income tax assets are recognized for the tax effects of deductible temporary differences, unused tax credits and loss carryforward while deferred income tax liabilities are recognized for the tax effects of taxable temporary differences. Valuation allowance is provided for deferred income tax assets based on the estimated realizability.

     Tax credits of ASE Test, Inc. from investments in machinery and equipment and research and development are recognized in the year in which they are acquired and expended. Capital allowances of ASE Test Malaysia from investment in industrial buildings, machinery and equipment are recognized in the year which they are acquired.

     Adjustments of income taxes of prior years are included in the current year's provision.

     Annual earnings of ROC companies shall be appropriated by its annual shareholders' meeting in the following year. The unappropriated balance, as determined based on the tax regulations, shall be subject to 10% income tax. Such tax is recorded as expense when the shareholders have resolved that the earnings shall be retained.

     Research and development costs
     ------------------------------

     Research and development costs are charged to expenses as incurred.

     Pension plan
     ------------

     Provisions for pension costs are accrued based on actuarially determined amounts which include service costs, interests, amortisation of unrecognised net obligation and expected return on pension assets, in accordance with ROC SFAS No.18, "Accounting for Pensions".

     Foreign-currency transactions
     -----------------------------

     The functional and reporting currency of ASE Test Limited is US dollar, while the functional currencies of its major subsidiaries, ASE Test Inc., ASE Test Malaysia and ISE Labs are their local currency, namely New Taiwan dollar, Ringgit Malaysia and US dollar, respectively. Transactions denominated in other currencies, except forward exchange contracts, are translated and recorded at the rates of exchange in effect when the transactions occur. Gains or losses caused by the application of different foreign exchange rates when cash in foreign currency is converted, or when foreign-currency receivables and payables are settled, are credited or charged to income in the year of conversion or settlement. Year-end balances of foreign-currency assets and liabilities are translated based on prevailing exchange rates and resulting gains or losses are credited or charged to income.

     The financial statements of the subsidiaries were translated into US dollars at the following rates: All assets and liabilities - current exchange rate; shareholders' equity - historical exchange rates; income, cost and expenses - average exchange rate for the period. The net resulting translation adjustment is reported as a separate component of shareholders' equity.

     Derivative financial instruments
     --------------------------------

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

     Foreign currencies option contracts are entered into for hedging purposes. The amounts of the options are not recorded as assets or liabilities on the contract dates. Gains or losses upon settlement are credited or charged to income. Amounts received or paid are amortized over each contract period. The outstanding option contracts as at year-end are marked to market wth charges to current income.

3.   ACCOUNTS RECEIVABLE - OTHER, NET

                                                             2000        2001
                                                          ---------   ---------

     Accounts receivable                                  $  88,063   $  42,954
     Less-allowance for sales discounts
       and doubtful accounts                                 (4,775)     (4,216)
                                                          ---------   ---------

                                                          $  83,288   $  38,738
                                                          =========   =========

     The movement of allowance for doubtful accounts and sales allowances are as follows:

     Balance, January 1, 1999                                   $     645
     Increase by acquisition                                        2,162
     Additions                                                        801
     Deductions                                                      (579)
                                                                ---------
     Balance, December 31, 1999                                     3,029
     Additions                                                      2,123
     Deductions                                                      (377)
                                                                ---------
     Balance, December 31, 2000                                     4,775
     Additions                                                      1,463
     Deductions                                                    (2,022)
                                                                ---------
     Balance, December 31, 2001                                 $   4,216
                                                                =========

4.   INVENTORIES - NET

                                                     2000          2001
                                                  ---------     ---------

     Raw materials                                $   9,312     $   6,412
     Work in process                                    618           648
     Finished goods                                   1,397           678
     Supplies                                         6,340         6,493
     Materials in transit                               891           298
                                                  ---------     ---------
                                                     18,558        14,529
     Less-allowance for obsolescence                   (994)       (1,090)
                                                  ---------     ---------

                                                  $  17,564     $  13,439
                                                  =========     =========

     The movement of allowance for obsolescence is as follows:


     Balance, January 1, 1999                                 $       724
     Increase by acquisition                                        2,739
     Additions                                                        378
     Deductions                                                    (2,739)
                                                                ---------
     Balance, December 31, 1999                                     1,102
     Additions                                                        560
     Deductions                                                      (668)
                                                                ---------
     Balance, December 31, 2000                                       994
     Additions                                                        105
     Deductions                                                        (9)
                                                                ---------
     Balance, December 31, 2001                                 $   1,090
                                                                =========

5.   LONG-TERM INVESTMENT

                                                                         2000                       2001
                                                                -----------------------     ----------------------
                                                                                 % of                      % of
                                                                Carrying        Owner-      Carrying      Owner-
                                                                  Value          ship         Value        ship
                                                                ---------     ---------     ---------    ---------
     Shares of stock
     ---------------
     Equity method
           ASE Material Inc.                                    $   2,724           6.7     $   2,897          4.0
           ASE (Chung-Li) Inc.                                     53,059          30.0        67,402         30.0
           ASE Investment (Labuan) Inc.                            30,539          30.0        23,180         30.0
                                                                ---------                   ---------
                                                                   86,322                      93,479
                                                                ---------                   ---------
     Cost method
           ASE, Inc.                                                1,008             -           954            -
           UC Fund II                                                   -             -         1,000            -
           Less-allowance for valuation losses (Note 2)              (519)                       (391)
                                                                ---------                   ---------
                                                                      489                       1,563
                                                                ---------                   ---------
                                                                   86,811                      95,042
                                                                ---------                   ---------
     Bond
     ----
     Corporate bond - APP Global Finance Ltd. (APP)                 3,500                           -
     Less-allowance for loss (Note 2)                              (3,150)                          -
                                                                ---------                   ---------
                                                                      350                           -
                                                                ---------                   ---------

                                                                $  87,161                   $  95,042
                                                                =========                   =========

     The investments in ASE (Chung Li) Inc. [established in ROC] and ASE Investment (Labuan) Inc. represent the investments made in connection with the acquisition of the Semiconductor Products Sector Business of Motorola.

     The Company, together with ASE, Inc., exercises significant influence over ASE Material Inc.'s operation. Accordingly, such investment is accounted for using equity method.

     APP failed, in view of its financial difficulties, to redeem the bond when they matured on October 4, 2001. Accordingly, the Company wrote off the carrying amount of its investment in APP bond in 2001 as management did not believe it would be able to recover its investment.

6.   PROPERTIES - NET

                                                         2000         2001
                                                      ---------    ---------
     Cost
           Land                                       $   3,892    $   3,892
           Long-term land leasehold right                 1,789        1,789
           Building and improvements                     41,658       84,224
           Machinery and equipment                      804,545      801,118
           Furniture and fixtures                         9,937       11,263
           Leased assets - equipment                      5,364        5,337
           Leasehold improvements                         8,193        5,236

(Forward)

           Machinery in transit                          23,946       30,076
           Construction in progress                      14,990        2,107
           Advances related to acquisitions of
             equipment                                    3,048        1,939
                                                      ---------    ---------
                                                        917,362      946,981
     Accumulated depreciation
           Long-term land leasehold right                   188          220
           Building and improvements                     12,270       18,005
           Machinery and equipment                      256,908      331,255
           Furniture and fixtures                         3,863        5,512
           Leased assets - equipment                      3,286        4,185
           Leasehold improvement                          1,765          970
                                                      ---------    ---------
                                                        278,280      360,147
                                                      ---------    ---------
                                                      $ 639,082    $ 586,834
                                                      =========    =========

     Capitalized Interest Information                           1999          2000          2001
     --------------------------------                        ---------     ---------     ---------
     Total interest expense including amounts capitalized    $  14,252     $  21,463     $  19,190
     Capitalized interest cost                                     715           888           161
     Interest rate for capitalization                               7%            7%            9%

7.   CONSOLIDATED DEBITS

     These represent goodwill arising from the purchases of the shares of:

                                                        2000          2001

                                                      ---------    ---------
     ISE Labs                                         $  71,872    $  71,872
     Digital Testing Services, Inc.                       1,082        1,082
                                                      ---------    ---------
                                                         72,954       72,954
                                                      ---------    ---------
     Less: Accumulated amortization
            ISE Labs                                     11,193       18,402
            Digital Testing Services, Inc.                  534          855
                                                      ---------    ---------
                                                         11,727       19,257
                                                      ---------    ---------

                                                      $  61,227    $  53,697
                                                      =========    =========

     Amortization of above-mentioned goodwill for consolidated subsidiaries were $4,674, $7,053 and $7,530 for the years ended December 31, 1999, 2000 and 2001.

8.   ACCRUED EXPENSES AND OTHER

     Accrued expenses and other current liabilities consist of:

                                                            2000         2001
                                                         ---------    ---------

     Accrued bonuses and salary                          $   5,860    $   4,192
     Commission payable                                      1,538        1,286
     Deferred revenue                                        1,361          214
     Utilities payable                                         670          590
     Accrued shipping and other expenses                       345          225
     Other                                                   7,072        6,661
                                                         ---------    ---------

                                                         $  16,846    $  13,168
                                                         =========    =========

9.   SHORT-TERM BORROWINGS

     These represent the bank acceptance and revolving loans bearing interest rates from 2.65% to 4.05%.

     Unused credit lines for short-term borrowings amounted to approximately $181,033 as of December 31, 2001.


10.  LONG-TERM DEBTS

                                                            2000         2001
                                                         ---------    ---------

     Convertible notes                                   $ 176,286    $ 186,812
     Bank loans                                             72,308       47,501
     Commercial paper                                       35,732       33,515
     Capital lease obligation (Note 19)                      1,893        1,094
     Notes payable                                           1,278          179
                                                         ---------    ---------
                                                           287,497      269,101
     Less - portion due within one year                    (22,008)     (20,730)
                                                         ---------    ---------

                                                         $ 265,489    $ 248,371
                                                         =========    =========


     Following are information on the long-term debts:

     a.   Convertible notes

                                                            2000         2001
                                                         ---------    ---------

         Principal                                       $ 159,890    $ 159,890
         Accrued interest                                   16,396       26,922
                                                         ---------    ---------

                                                         $ 176,286    $ 186,812
                                                         =========    =========

     The convertible notes were issued on June 29, 1999 by ASE Test Finance Limited (see Note 1). The proceeds from the issuance of the convertible notes were used to finance the acquisitions of ISE Labs, Inc. and the Semiconductor Products Sector Businesses of Motorola in Taiwan and Korea. The interests on the convertible notes accrue at 1% per annum on their principal amount. ASE Test Finance Limited will redeem each convertible note that has not been previously redeemed, converted or purchased and cancelled at 136.92% of its principal amount in US dollars on July 1, 2004.

     The holders of the convertible notes are entitled to convert the convertible notes into ordinary shares of ASE Test Limited at the specified conversion price ($24.75 per share currently, subject to adjustment) at any time after December 29, 1999 and before or on July 1, 2004.

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

     The convertible notes aggregating $110 have been converted into shares of ASE Test Limited in 2000. No convertible notes were converted in 2001.

     b.   Bank loans (Note 18)

                                                                                      2000         2001
                                                                                   ---------    ---------
          ASE Test, Inc. -Denominated in New Taiwan Dollar
                Repayable in quarterly installments through July 2006,
                  interest at 6.475%-6.755%                                       $        -    $     857
                Repayable in quarterly installments through October 2002,
                  interest at 6.755%-6.765% in 2000 and 6.475%-6.755% in 2001          6,073        2,299
                Repayable in quarterly installments through March 2003,
                  interest at 6.35% in 2000 and 4.0% in 2001                           7,884        4,144
                Repayable in quarterly installments through December
                  2004, interest at 6.35% in 2000 and 4.0%-8.075% in 2001              9,062        6,430
                Repayable in quarterly installments through March 2004,
                  interest at 6.35%-6.45% in 2000 and 4.0%-6.45% in 2001               9,817        6,430
                Repayable in semi-annually installments through June
                  2005, interest at 6.35%-6.45% in 2000 and 6.11%-6.611%
                  in 2001                                                              3,021        2,501
                Repayable in monthly installments through November
                  2003, interest at 7.975%, early repaid in March 2001                   560            -
                Repaid in January 2001, interest at 6.755%-6.765% in 2000                697            -
                                                                                   ---------    ---------
                                                                                      37,114       22,661
                                                                                   ---------    ---------

          ISE Labs - Denominated in US Dollar
                Borrowing under line of credit of $10 million, expire in
                  February 2005, at prime rate 9.5% in 2000 and 5.5% in 2001           7,022        5,022
                Borrowings under line of credit of $14 million

(Forward)

                      Repaid in January 2001, at prime rate 9.0%                         116            -
                      Expire in May 2002, at prime rate 9.5% in 2000 and 5.5%
                        in 2001                                                        4,597        1,373
                      Expire in January 2004, at prime rate less 0.75 percent,
                        7.75% in 2000 and 2001                                         1,317          889
                Equipment loan at prime rate 9.0% in 2000 and 5.5% in 2001, due
                  through December 2005                                               15,000       12,000
                Mortgage loan at prime rate 7.92% in 2000 and 2001, due
                  through May 2009                                                     4,545        4,005
                Mortgage loan at prime rate 9.0%, due through January 2004,
                  early repaid in 2001                                                 2,597            -
                Equipment loan at prime rate 5.5%, due through January 2004                -        1,551
                                                                                   ---------    ---------
                                                                                      35,194       24,840
                                                                                   ---------    ---------

                                                                                   $  72,308    $  47,501
                                                                                   =========    =========

          The bank loan agreements provide that the interest rates are adjusted based on market rates.

          In addition, the ISE Labs' loan agreements require compliance with certain financial covenants and ratios, dividend restrictions, capital expenditure restrictions and maintenance of working capital requirements. ISE Labs did not meet the minimum quick ratio requirement on one of these agreements as of December 31, 2001 and has received a waiver from the bank.

     c. Commercial paper secured by a money market instruments issuing facility agreement (the "Agreement") of NT$1.5 billion

                                                                                        2000          2001
                                                                                     ---------     ---------
          Principal (denominated in New Taiwan Dollar) - revolving within 5 years starting from June 1998, interest at 5.223%-5.747% in 2000
            and 2.905%-5.745% in 2001                                                $  36,248     $  34,295
          Less-unamortized discounts                                                      (516)         (780)
                                                                                     ---------     ---------

                                                                                     $  35,732     $  33,515
                                                                                     =========     =========

          Under the Agreement, ASE Test, Inc. is required that, among other things:

          1) Unless with written consent of the majority banks, ASE Test, Inc. shall not pledge its assets or assume liability or other similar actions.

          2)   Maintenance of certain financial ratios.

          3) ASE Test, Inc. shall pay an annual commitment fee at 0.15% of the difference between the authorized and utilized credit line.

          ASE Test Limited (the "Guarantor") guaranteed the obligations of ASE Test, Inc. under the Agreement. The Guarantor is required to maintain certain financial ratios and, without written consent of the majority banks, shall not:

          1) Merge or consolidate with any other entity or take any action to dissolve, liquidate or reorganize.

          2)   Purchase or redeem its shares or reduce its share capital.

          3)   Reduce its ownership in ASE Test, Inc. to less than 51%.

          4) Transfer, sell, lease or dispose of substantial portion of its assets.

     Summarized long-term debts by currencies are as follows:

                                                      2000            2001
                                                  ------------    ------------

     New Taiwan Dollars                           NT$2,411,550    NT$1,965,613
     U.S. Dollars                                 US$  214,651    US$  212,925

     Future maturity of long-term debts outstanding as of December 31, 2001 are as follows:

     Within the following year                                      $   20,730
     During the second year                                             46,798
     During the third year                                             195,331
     During the fourth year                                              4,183
     During the fifth year and thereafter                                2,059
                                                                    ----------

                                                                    $  269,101
                                                                    ==========

     Unused long-term credit facilities totaled approximately $21,148 as of December 31, 2001.

11.  SHAREHOLDERS' EQUITY

     The number of shares for all periods have been restated for the two-for-one stock splits effected on February 8, 1998 and April 5, 1999.

     Management, in 2001, propose to retain its earnings to finance the development and expansion of its business and operations and does not intend to pay dividends for the foreseeable future. Such proposal will be submitted to shareholders meeting for approval in 2002.

     The Articles of Incorporation of ASE Test, Inc. provide that the following shall be appropriated from its annual net income as determined under ROC
     GAAP:

     a.   Offset against deficit; if any;

     b.   Legal reserve equal to 10% of remainder;

     c. Compensation to directors and supervisors equal to not more than 2%, and bonus to employees equal to 3%-7% of the remainder, respectively.

     The appropriations shall be resolved by the shareholders in the following year and given effect to the financial statements of such year.

     The aforementioned legal reserve shall be appropriated until the reserve equals the paid-in capital. Under the ROC Company Law, this reserve may be used to offset a deficit. In addition, when the reserve has reached 50% of the paid-in capital, up to 50% thereof may be transferred to capital. This legal reserve amounted to $16,048 as of December 31, 2001 and is included in the consolidated capital surplus and retained earnings.


12.  INCOME TAX

     a. Income tax expense attributable to continuing operations consists of the following:

                                                                1999        2000        2001
                                                              -------     -------     -------
          Income tax benefit (expense) - current              $(3,997)    $(4,130)    $ 2,927
          Income taxes (10%) on undistributed earnings              -      (2,939)     (4,119)
          Income tax benefit (expense) - deferred               2,951       4,872      (4,375)
          Adjustment of prior year's income tax                   368           -        (955)
                                                              -------     -------     -------

                                                              $  (678)    $(2,197)    $(6,522)
                                                              =======     =======     =======

     b. Reconciliation of income taxes attributable to continuing operations for the years ended December 31, 1999, 2000 and 2001 calculated at the statutory rate and the income tax benefit (expense) is as follows:

                                                                                    1999          2000          2001
                                                                                 ---------     ---------     ---------
         ASE Test, Inc.

          Tax based on pretax accounting income at statutory rate
           (25%)                                                                 $  (8,471)    $ (12,873)    $  (1,407)
          Add (deduct) tax effects of:
                Permanent differences
                      Tax-exempt income - tax holiday                                6,145         6,126           659
                      Tax-exempt income - investment income
                        (loss)                                                       1,624          (146)          212
                Temporary differences
                      Loss on long-term bond securities                                  -          (789)          (49)
                      Unrealized foreign exchange gain (loss)                         (316)         (363)           17
                      Bad debts                                                       (122)         (290)          (37)
                      Other                                                            (30)          135           (28)
                Credits for investment in machinery and
                  equipment, and research and development
                  expenditures
                      Deferred                                                       5,257         4,990        (2,745)
                      Reversal of (provision for) valuation allowance               (3,162)        4,661        (9,033)
                      Utilized                                                       1,170         8,527         4,752

(Forward)

                Adjustment of prior year's income tax                                  368             -          (955)
                Income taxes (10%) on undistributed earnings                             -        (2,939)       (4,119)
                Other                                                                    5           (71)          151
                                                                                 ---------     ---------     ---------
          Income tax benefit (expense)                                               2,468         6,968       (12,582)
                                                                                 ---------     ---------     ---------

          ASE Test Malaysia

          Benefit (tax) based on pretax accounting loss (income) at
           statutory rate (28%)                                                     (8,545)      (13,780)          391
          Add (deduct) tax effects of:
                Permanent differences
                      Tax-exempt income                                              8,545         8,881             -
                      Others                                                             -          (156)          (83)
                Temporary differences
                      Depreciation and capital allowance                                 -         4,636         4,371
                      Provisions and deferred assets                                     -           219          (441)
                      Unabsorbed capital allowances                                      -             -        (4,380)
                Deferred                                                             1,044        (4,855)        1,737
                                                                                 ---------     ---------     ---------
                Income tax benefit (expense)                                         1,044        (5,055)        1,595
                                                                                 ---------     ---------     ---------
          ISE Labs

          Benefit (tax) based on pretax accounting loss (income) at
           statutory rate (federal tax rate 35% and state tax rate 6%)           $  (4,254)    $  (7,121)    $   6,636
          Add (deduct) tax effects of:
                Permanent differences
                      Penalty                                                         (393)       (1,339)            -
                      Amortization and expenses                                       (105)         (250)         (128)
                      Others                                                             -             -           (18)
                Utilization of loss carryforward                                         -         1,087             -
                Loss to be carryforward                                                  -             -        (5,283)
                Utilization of tax credit for capital expenditure                      679             -             -
                Deferred                                                              (188)           76         5,666
                Lower foreign tax rate adjustment and other                             71         3,437        (2,408)
                                                                                 ---------     ---------     ---------
                Income tax benefit (expense)                                        (4,190)       (4,110)        4,465
                                                                                 ---------     ---------     ---------

          Income tax expense                                                     $    (678)    $  (2,197)    $  (6,522)
                                                                                 =========     =========     =========

          The income of ASE Test, Inc. attributable to the capital increase (in 1994 and 1998) for the purpose of purchasing machinery and equipment is exempt from income taxation. The exemption is for five years starting when the installation of the machinery and equipment is completed. The Company completed the installation in respect to the foregoing capital increases in January 1996 and in January 2001, respectively. Also, ASE Test Malaysia has received approval as a "pioneer high technology" company in Malaysia under the Promotion of Investment Act of 1986 that entitles it to five years exemption from income taxes from July 1, 1999. The per share effect (primary earnings per share) of the tax holiday is US$0.17 in 1999, US$0.16 in 2000 and US$0.01 in 2001.

          Undistributed earnings of ASE Test Limited's subsidiaries amounted to $295,940 as at December 31, 2001. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for income tax has been provided thereon.

     c. Deferred income tax assets and liabilities as of December 31, 2000 and 2001 are summarized as follows:

                                                                        2000          2001
                                                                     ---------     ---------
          Current assets
                ISE Labs
                     Receivable allowance and deferred revenue       $   1,609     $   1,315
                     Net operating loss carryforward                       923         5,541
                     Amortization and other                                641         1,925
                                                                     ---------     ---------
                                                                         3,173         8,781
                ASE Test, Inc.                                           6,702         4,337
                                                                     ---------     ---------
                                                                         9,875        13,118
                Valuation allowance                                     (1,937)       (3,334)
                                                                     ---------     ---------

                                                                     $   7,938     $   9,784
                                                                     =========     =========


          Non-current assets (liabilities)
                ASE Test, Inc.                                       $  19,209     $  17,531
                ASE Test Malaysia                                            -         1,737
                ISE Labs                                                     -           442
                                                                     ---------     ---------
                                                                        19,209        19,710
                Valuation allowance                                       (781)       (7,949)
                                                                     ---------     ---------
                                                                        18,428        11,761
                                                                     ---------     ---------
                ISE Labs
                     Depreciation                                       (4,257)       (5,635)
                     Excess of purchase cost (Note 1)                   (2,288)       (1,604)
                     From foreign subsidiaries                          (2,023)       (1,374)
                                                                     ---------     ---------
                                                                        (8,568)       (8,613)
                                                                     ---------     ---------

                                                                     $   9,860     $   3,148
                                                                     =========     =========

          Deferred income tax assets consists of unused tax credits arising from investments in machinery and equipment and research and development expenditures in ASE Test Inc.; while those of ASE Test Malaysia are from capital allowances.

     d. As of December 31, 2001, ASE Test, Inc. has unused tax credits which can be utilized to offset its future income tax are listed as follows:

          Year of Expiry

          2002                                                       $   4,337
          2003                                                           6,916
          2004                                                           8,573
          2005                                                           2,042
                                                                     ---------

                                                                     $  21,868
                                                                     =========

     In the ROC, the tax credits is allowed to reduce up to 50% of income tax payable each year; but in the expiring year, any remainder can be used entirely.

     The credits of ASE Test Malaysia will be available to reduce its entire amount of income taxes payable even after the end of the tax holiday period on June 30, 2004. The tax credit also has no expiration date.

     ISE Labs' available Federal and State net operating loss carryforward are approximately $15 million and $7.8 million with expiration period to 2021 and 2006, respectively.

     Income tax return of ASE Test, Inc. has been examined by the ROC tax authorities through 1999. No additional taxes were assessed as a result of those examinations.

13.  PENSION PLAN

     ASE Test, Inc. has a defined benefit pension plan for its regular employees. Retirement benefits are based on the length of service and average salaries or wages of the last six months before retirement. ASE Test, Inc. makes monthly contributions, at 2% of salaries and wages to pension funds which are in the name of, and are administered by, the employees pension plan committee and are deposited in the Central Trust of China, a government agency, which may invest such fund in stocks, bonds and other securities. Information relating to such investments is unavailable to ASE Test, Inc. The changes in the retirement funds are summarized as follows:

                                                                          1999          2000          2001
                                                                       ---------     ---------     ---------
     Balance, beginning of year                                        $     740     $   1,015     $   1,341
     Contributions                                                           207           325           247
     Payments                                                                 (6)           (6)          (21)
     Interest income                                                          48            84            57
     Exchange difference                                                      26           (77)          (82)
                                                                       ---------     ---------     ---------

     Balance, end of year                                              $   1,015     $   1,341     $   1,542
                                                                       =========     =========     =========

     Pension costs for ASE Test, Inc. consist of:
                                                                          1999          2000          2001
                                                                       ---------     ---------     ---------
     Service costs                                                     $     287     $     491     $     479
     Interest                                                                 86           120           146
     Projected return on pension assets                                      (55)          (52)          (86)
     Amortization of prior period service cost, gain or loss on
       plan assets, etc                                                       10           (13)           16
                                                                       ---------     ---------     ---------

                                                                       $     328     $     546     $     555
                                                                       =========     =========     =========

     Other pension information based on actuarial calculations of the plan are as follows:

                                                                   1999           2000           2001
                                                                ---------      ---------      ---------
     a.  Benefit obligations
            Accumulated benefit obligation                      $     878      $   1,144      $   2,014
            Additional benefits based on future salaries              969          1,345          1,600
                                                                ---------      ---------      ---------
            Projected benefit obligation                            1,847          2,489          3,614
            Fair value of assets                                   (1,064)        (1,341)        (1,542)
                                                                ---------      ---------      ---------
            Funded status                                             783          1,148          2,072
            Unrecognized net transition obligation                   (221)          (200)          (178)
            Unrecognized loss of pension assets                      (200)          (380)        (1,084)
                                                                ---------      ---------      ---------

            Accrued pension cost                                $     362      $     568      $     810
                                                                =========      =========      =========

     b.  Vested obligation                                      $      26      $      30      $      10
                                                                =========      =========      =========

     c.  Actuarial assumption
            Discount rate                                             6.5%           6.0%           5.0%
            Increase in future salary level                           4.0%           4.0%           3.0%
            Expected rate of return on plan assets                    6.5%           6.0%           5.0%

     In addition, ISE Labs, has a defined contribution savings plan (401
     (k) plan) for eligible employees. This plan permits employees to make contributions up to the maximum limits allowable under Internal Revenue Code Section 401 (k). All employees who have completed three months of employment with ISE Labs, may contribute pretax dollars to the 401
     (k) plan, and ISE Labs, Inc. provides no matching contributions related to the employees' contributions.

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


15.  INTEREST - NET

                                            1999          2000          2001
                                         ---------     ---------     ---------

     Interest expense                    $  13,537     $  20,575     $  19,029
     Interest income                        (1,834)       (5,835)       (5,246)
                                         ---------     ---------     ---------

     Net                                 $  11,703     $  14,740     $  13,783
                                         =========     =========     =========

16.  RELATED PARTY TRANSACTIONS


     Related party transactions with ASE, Inc. and its affiliates, ASE Material Inc., ASE Technologies, Inc. ("ASE Technologies"), ASE (Chung-Li) Inc., ASE (Korea) Inc., ASE Holding Electronics (Philippine) Inc. ("ASE Philippine"), J&R Industrial Inc. ("J&R") and Hung Ching Development & Construction Co., ("HCDC") are as follows:

                                                                        1999         2000         2001
                                                                     ---------    ---------    ---------
     For the year

     Revenues - ASE, Inc.                                            $     713    $      87    $      12
                                                                     =========    =========    =========
     Processing expense - ASE Technologies                           $       7   $        -   $        -
                                                                     =========    =========    =========
     Purchase of machinery and equipment:
           ASE, Inc.                                                 $      30    $     937    $     973
           ASE Korea, Inc.                                                   -          487          569
           ASE Chung-Li, Inc.                                                -            -        2,353
                                                                     ---------    ---------    ---------
                                                                     $      30    $   1,424    $   3,895
                                                                     =========    =========    =========

     Purchase of buildings - HCDC                                   $        -   $        -    $  12,503
                                                                     =========    =========    =========

     Purchase of raw materials:
           ASE, Inc.                                                 $     475    $     730    $     774
           ASE Material, Inc.                                              328        1,594        2,647
           ASE Philippine                                                    -          127            -
           ASE Chung-Li, Inc.                                                4           38            -
                                                                     ---------    ---------    ---------

                                                                     $     807    $   2,489    $   3,421
                                                                     =========    =========    =========

     Sale of properties:
           ASE Philippine                                            $     659    $      25    $     657
           ASE, Inc.                                                       124           75           32
           ASE Korea, Inc.                                                   -           72        3,373
           ASE Chung-Li, Inc.                                                -        1,044        2,092
           J&R                                                               -            -        1,341
                                                                     ---------    ---------    ---------

                                                                     $     783    $   1,216    $   7,495
                                                                     =========    =========    =========

                                                            2000         2001
                                                         ---------    ---------
     At year-end

     Accounts receivable:
           ASE, Inc.                                     $   2,176    $   3,311
           ASE Chung-Li, Inc.                                1,002        2,115
           J&R                                                   -        1,293
           ASE Philippine                                        -          917
           Other                                                 -          199
                                                         ---------    ---------

                                                         $   3,178    $   7,835
                                                         =========    =========

     Accounts payable:
           ASE, Inc.                                     $     793    $   3,704
           ASE Korea                                           487            -
           ASE Material, Inc.                                  230          404
           ASE Chung-Li, Inc.                                   36        1,905
           ASE Philippine                                       11            -
                                                         ---------    ---------

                                                         $   1,557    $   6,013
                                                         =========    =========

     These transactions were conducted at prices and terms comparable to those applied in transactions with unrelated companies, except for the purchases and sales of fixed assets (machinery and equipment) which were recorded at net book values.


17.  EARNINGS (LOSS) PER SHARE

     Simple earnings per share were presented for all periods presented since, in 2001, the Company had no ordinary share equivalent that has dilutive effect. Primary earnings per share and fully dilutive earnings per share were presented for all periods since the Company had ordinary share equivalent with dilutive effect in 2000 and 1999. The ordinary share equivalent in 2000 and 1999 were the outstanding stock options held by the employees of ASE Test Limited (see Note 14 and Note 27). The convertible notes (see Note 10) has antidilutive effect on earnings per share on all periods presented and, accordingly, not considered an ordinary share equivalent. The primary and fully diluted earnings per share consider the effect on the ordinary share equivalents of the outstanding stock options using the treasury stock method.


18.  ASSETS PLEDGED OR MORTGAGED

     The following assets of ASE Test, Inc. are pledged or mortgaged as collateral for bank loans (see Note 10) and as guarantees for hiring of foreign laborers:


                                                         2000            2001
                                                      ----------     ----------

     Time deposits                                    $      295     $      274
     Machinery and equipment - net                        87,495         38,268
                                                      ----------     ----------

                                                      $   87,790     $   38,542
                                                      ==========     ==========

     Total assets of ISE Labs amounting to $207,647 and $155,990 as of December 31, 2000 and 2001 are secured under long-term debts.


19.  COMMITMENTS AS OF DECEMBER 31, 2001

     a. The land on which the buildings of ASE Test, Inc. is situated is leased under six agreements with the government expiring on various dates from February 2006 to December 2012. The agreements grant ASE Test, Inc. options to renew the leases, and reserve the right for the lessor to adjust the lease charges upon increase in the assessed value of the land and to terminate the leases under certain conditions. ISE Labs also leased office space and equipment under non-cancellable operating lease agreements. The rental expenses for the years ended December 31, 1999, 2000 and 2001 were $1,489, $2,945 and $10,656, respectively. The future minimum lease payments under above-mentioned operating leases are as follows:

          2002                                                      $   8,219
          2003                                                          7,502
          2004                                                          7,427
          2005                                                          7,364
          2006 and thereafter                                          22,391
                                                                    ---------

                                                                    $  52,903
                                                                    =========

          In addition, ASE Test, Inc. and ISE Labs, also leased equipment under non-cancellable capital lease agreements. As of December 31, 2001, the net book value of the equipment acquired under the lease obligations amounted to $1,000. The future minimum lease payments under above-mentioned capital leases for equipment are as follows:

          2002                                                      $     922
          2003                                                            230
                                                                    ---------
          Total minimum lease payments                                  1,152
          Less:  Amount representing interest                             (58)
                                                                    ---------
          Present value of future lease obligations                     1,094
          Capital lease obligation, current                              (867)
                                                                    ---------

          Capital lease obligation, long-term                       $     227
                                                                    =========

     b.   ASE Test, Inc. has unused letters of credit of $7,839.

     c. ASE Test, Inc., ASE Test Malaysia and ISE Labs have commitments to purchase machinery and equipment of $28,960, $5,752 and $5,315, respectively.

     d. ASE Test, Inc. and ASE Test Malaysia engage outside sales agencies. Commissions and service fees were paid based on monthly cost and expenses incurred associated to the services provided plus 15% in 1999, 10% in 2000 and 5%-10% in 2001 (starting August 2001, a limit on the cost and expenses that can be incurred was set) or based on 0.5%-1.5% in 1999 and 2000, 0.56%-0.7% in 2001 of net export sales. Such commissions and service fees for 1999, 2000 and 2001 were $4,571, $6,323 and $6,248, respectively.

20.  SIGNIFICANT SUBSEQUENT EVENTS

     The Company acquired, in January 2002, the remaining 20% equity interest in ISE Labs for $50 million. ISE Labs has become a wholly-owned subsidiary of the Company following such acquisition.


21.  DERIVATIVE FINANCIAL INSTRUMENTS

     Information on derivative transactions is as follows:

     a.   Foreign currency options

          Since ASE Test, Inc. expects to receive US dollars from its export sales, it entered into foreign currency option contracts to manage the effects of foreign currency rate fluctuations. As of December 31, 2001, the open contracts are as follows:

                                                          Strike Price
               Contract                   Amount             US$/NT$         Maturity Dates
          ---------------------       -------------       -------------     -----------------
          Sell USD Call/TWD Put       USD 4 million       US$1:NT$34.61     January 10, 2002
          Sell USD Call/TWD Put       USD 4 million       US$1:NT$34.61     February 15, 2002
          Sell USD Call/TWD Put       USD 4 million       US$1:NT$34.61     March 11, 2002
          Buy USD Put/TWD Call        USD 2 million       US$1:NT$34.50     January 29, 2002

          The loss arising from such contracts based on mark-to-market valuation were approximately $187 in 2001. The gain (loss) arising from settled option contracts were immaterial in 2000 and 2001.

     b.   Forward exchange contract

          ASE Test Malaysia entered into forward contracts to hedge foreign exchange fluctuations associated with foreign currency liabilities. As of December 31, 2001, there is no open forward contract. The gain arising from settled forward contracts were $2,062 and $942 in 2000 and 2001, respectively.

     c.   Transaction risk

          1)   Credit risk

               ASE Test, Inc. is exposed to credit risk in the event of non-performance of the counterparties to option contracts on maturity. In order to manage this risk, ASE Test, Inc. transacts only with financial institutions with good credit ratings. As a result, no material losses resulting from counterparty defaults are anticipated.

          2)   Market risk

               This is the risk associated to potential exchange rate movements of foreign-currency-denominated assets and/or liabilities.

          3)   Liquidity risk and cash flow risk

               At the maturity of these contracts, ASE Test, Inc. has sufficient operating capial to meet cash requirements, hence, there are no exposures to liquidity risk and cash flow risk.

22.  NON-DERIVATIVE AND DERIVATIVE FINANCIAL INSTRUMENTS

                                                                           2000                         2001
                                                                 -----------------------      -----------------------
                                                                  Carrying       Fair          Carrying       Fair
        Non-Derivative Financial Instruments                       Value         Value          Value         Value
     -------------------------------------------------           ---------     ---------      ---------     ---------
     Assets
           Cash and cash equivalents (including
             pledged time deposits)                              $ 157,440     $ 157,440      $ 106,339     $ 106,339
           Short-term investments                                    9,062         9,105         31,503        31,527
           Accounts receivable - net                                86,466        86,466         46,573        46,573
           Long-term investments - net                              87,161        87,161         95,042        95,019
     Liabilities
           Short-term borrowings                                    17,728        17,728          9,946         9,946
           Accounts payable                                         26,345        26,345         17,807        17,807
           Long-term debts (including current
             portion)                                              287,497       287,497        269,101       269,101

           Derivative Financial Instruments

     Forward exchange contracts                                  $      62     $     (52)     $       -     $       -
     Foreign currency options                                            -             -              -          (183)

     The carrying values of cash, and cash equivalents, accounts receivable, short-term borrowings, and accounts payable approximate fair values because of the short maturities of these instruments. The fair values of short-term and long-term investments are determined based on market values or net equity values. The fair values of long-term debts are determined based on the estimated present values of future cash flows. Discount rates are the interest rates of similar long-term debt instruments which the Company is able to obtain. Fair value of long-term debts are their carrying values because floating interest rates are applied. The fair values of derivative financial instruments are based on the information of mark-to-market valuation.


23.  CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

     A substantial portion of sales is made to a small number of customers on credit and generally no collateral is required. Concentration of accounts receivable as of December 31, 2000 and 2001 are as follows:

                                                          Percentage of
                                                       Accounts Receivable
                                                       2000           2001
                                                     --------       --------

     Five largest customers                            36%            34%

     Credit evaluation of each customer is performed and reserves for potential credit losses are maintained. Losses from bad debts, in the aggregate, have not exceeded management's expectations.


24.  SEGMENT AND GEOGRAPHICAL INFORMATION

     a. The Companies belong to a single industry, namely, packaging and testing of integrated circuits.

     b.   Geographic information - revenue

                                                                 1999                   2000                   2001
                                                         -------------------    -------------------    -------------------
              Area                                         Amount          %      Amount          %      Amount          %
          ------------                                   ----------     ----    ----------     ----    ----------     ----
          America                                        $  207,652       77    $  323,658       74    $  225,657       76
          Asia                                               50,652       19        87,897       20        62,952       21
          Europe                                             11,945        4        28,730        6         9,850        3
          Australia                                               5        -             -        -             7        -
                                                         ----------     ----    ----------     ----    ----------     ----

                                                         $  270,254      100    $  440,285      100    $  298,466      100
                                                         ==========     ====    ==========     ====    ==========     ====

     c.   Geographic information - long-live assets

                                                                                        2000                   2001
                                                                                -------------------    -------------------
                                                                                  Amount          %      Amount          %
                                                                                ----------     ----    ----------     ----
          Asia                                                                  $  548,914       86    $  491,143       84
          America                                                                   90,168       14        95,691       16
                                                                                ----------     ----    ----------     ----

                                                                                $  639,082      100    $  586,834      100
                                                                                ==========     ====    ==========     ====

     d.   Major customers

          Customers representing 10% or more of total revenues are as follows:

                                                                 1999                   2000                   2001
                                                         -------------------    -------------------    -------------------
              Area                                         Amount          %      Amount          %      Amount          %
          ------------                                   ----------     ----    ----------     ----    ----------     ----
          Customer A                                     $   37,939       14    $   60,219       14    $   48,940       16
          Customer B                                         22,832        8        42,719       10        14,428        5
                                                         ----------     ----    ----------     ----    ----------     ----

                                                         $   60,771       22    $  102,938       24    $   63,368       21
                                                         ==========     ====    ==========     ====    ==========     ====

          ASE Test, Inc.'s revenues from testing services provided to certain of ASE Inc.'s customers through ASE Inc. amounted to $1,880, $4,493 and $5,354 in 1999, 2000 and 2001, respectively. None of such customers individually accounted for more than 10% of ASE Test, Inc.'s revenues from testing services in any such period.

     e.   Reported segment information

          The Company has two reportable segments, Testing and Packaging, each of which requires different development and production. The types of services provided by the testing segment are front-end engineering testing, wafer probing, and final testing services. The packaging segment packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics. The accounting policies of the segments are the same as those described in Note 2. Segment information for the years ended December 31, 1999, 2000 and 2001 is as follows:

                                                                Testing        Packaging       All other         Totals
                                                              -----------     -----------    ------------     -----------
          1999
             Revenue from external customers                  $   178,667     $    91,587    $          -     $   270,254
             Interest revenue                                         599             727             508           1,834
             Interest expense                                      (6,940)           (100)         (6,497)        (13,537)
             Net interest revenue (expense)                        (6,341)            627          (5,989)        (11,703)
             Depreciation and amortization                         55,628          10,076           3,065          68,769
             Segment profit (loss) from continuing                 47,665          18,357            (387)         65,635
               operation
             Segment assets                                       404,239          80,372         172,646         657,257
             Expenditures for segment assets                      100,769          17,828          10,093         128,690

          2000
             Revenue from external customers                      316,158         124,127               -         440,285
             Interest revenue                                       1,222             527           4,086           5,835
             Interest expense                                      (7,814)           (110)        (12,651)        (20,575)
             Net interest revenue (expense)                        (6,592)            417          (8,565)        (14,740)
             Depreciation and amortization                        103,943          12,894             669         117,506
             Segment profit from continuing
               operation                                           84,406          26,915           2,322         113,643
             Segment assets                                       762,811          84,414         244,430       1,091,655
             Expenditures for segment assets                      365,054          32,522          15,621         413,197

          2001
             Revenue from external customers                      223,193          75,273               -         298,466
             Interest revenue                                         756             182           4,308           5,246
             Interest expense                                      (5,909)           (195)        (12,925)        (19,029)
             Net interest expense                                  (5,153)            (13)         (8,617)        (13,783)
             Depreciation and amortization                        127,617          16,463             780         144,860
             Segment profit (loss) from continuing
               operation                                          (23,258)          2,269         (20,775)        (41,764)
             Segment assets                                       647,774          73,777         237,855         959,406
             Expenditures for segment assets                       94,631           9,585               -         104,216

25.  PRO FORMA INFORMATION

     The unaudited pro forma consolidated statement of income information are presented below (EPS in US Dollars) as if the acquisition of ISE Labs shares had occurred at beginning of each year:

                                                                       1999
                                                                    ---------
     Net revenues                                                   $ 289,931
     Net income                                                        59,143
     Earnings per share
           Primary                                                      $0.67
                                                                        =====
           Fully diluted                                                $0.67
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


26.  DISCONTINUED OPERATIONS

     ISE Labs sold, on July 25, 2000, its packaging operation in Manteca, California to existing shareholders of ISE Labs for $4.9 million. ISE Labs recognized disposition loss of $1,327, net of tax benefits of $608. As discussed in Note 1, this disposition loss was considered an adjustment on the purchase price allocation. The accompanying financial statements for 1999 have been restated to reclassify the packaging operation of ISE Labs in Manteca, California as a discontinued segment.

     Summarized below are the net assets of this discontinued segment as of December 31, 1999. All net assets are shown as current due to the current sale of the segment:

     Inventory                                                    $    309
     Other assets                                                        3
     Fixed assets, net                                               6,362
                                                                  --------

     Net assets of discontinued operations                        $  6,674
                                                                  ========

     Summarized below are operating results of the discontinued segment for the period from May 5, 1999 to December 31, 1999 and for the year ended December 31, 2000:

                                                       1999          2000
                                                    ---------     ---------

     Net sales                                      $   6,079     $   5,024
     Gross profit                                         112           414
     Loss before income taxes                          (2,294)       (1,146)
     Income tax benefit                                   934           388
     Net loss                                          (1,360)         (758)

     The discontinued assets were written down to fair value in accordance with US FAS 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". Fair value was determined based on the intended proceeds from the disposal of the operations.


27.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING
     PRINCIPLES FOLLOWED BY THE COMPANY AND GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the Republic of China ("ROC GAAP"), which differ in the following respects from generally accepted accounting principles in the United States ("US GAAP"):

     a.   Pension benefits

          US Statement of Financial Accounting Standards (US FAS) No. 87, "Accounting for Pensions", was effective no later than the beginning of the first period for which a US GAAP reconciliation is required. A portion of the unrecognized net transition obligation at the adoption date is to be allocated directly to equity. The adoption date of ASE Test, Inc. for US FAS 87 is the beginning of 1987. ROC SFAS 18, which is substantially similar to US FAS 87, was effective in 1996. Therefore, pension expenses due to different adoption dates are adjusted.

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

                                                               1999         2000         2001
                                                             --------     --------     --------
          Cost of revenues                                   $  2,118     $  3,037     $      -
          Selling, general and administrative expenses            352          507            -
          Research and development                                352          507            -
                                                             --------     --------     --------

                                                             $  2,822     $  4,051     $      -
                                                             ========     ========     ========

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

     f.   Impairment of long-lived assets

          Under US GAAP, impairment losses are recorded in current period earnings, create a new cost basis for related assets going forward and cannot be reversed subsequently. Under US GAAP, in accordance with US FAS 121,long-lived assets held and used by the Corporation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets against the net book value of the assets. If the recoverability test indicates that an impairment has occurred, the impairment loss is the amount of the asset's net book value in excess of the related fair value. Under ROC GAAP, there is no requirement to provide for impairment of fixed assets. Based on an assessment by the Company of the potential impact of US FAS 121, there is no impairment loss as of December 31, 2001 for the Company except for the value decline relating to the long-term investment in APP (see Note 5).

     g.   Derivative financial instruments

          There are no specific rules under ROC GAAP related to accounting for derivative financial instruments other than foreign currency forward exchange contracts (the "forward contracts"). The accounting of forward contracts and other derivatives is disclosed in Note 2. The accounting and reporting standards for derivative financial instruments under US GAAP are established in FAS 133 and FAS 138; which were adopted by the Corporation effective January 1, 2001. The adoption of US FAS 133 and US FAS 138 had no material impact on the consolidated financial statements for all periods presented. Under US GAAP, the Corporation did not apply hedge accounting and derivatives have historically been, and continue to be, recorded on the balance sheets at fair value, with the changes in fair values recorded through current period earnings.

     h.   Stock option compensation

          In May 2001, the Company's directors exercised their stock options for 2,480,000 shares at $3.5 per share under the 1996 option plan. ASE Inc. was concerned about potential dilution caused by the sales of these shares into the marketplace and decided, based on resolution of its Board of Directors, to purchase these shares from the directors at the approximate market price of $14.27 per share at the same day of option exercised. Under ROC GAAP, such share purchase is accounted for as additional investments of ASE Test Limited's shares by ASE Inc. However, under US GAAP, according to APB Opinion 25 and FIN 44, the purchase of shares from employees within six months after the exercise of vested options, the compensation expense shall be measured for the difference between the market price of the share on the date of purchase and the market price on the date the options were issued. Consequently, the difference amounting to $26,710 arising from such share purchase by ASE Inc. was recorded by the Company as compensation expenses and credited to capital surplus.

          The following reconciles net income (loss) and shareholders` equity under ROC GAAP as reported in the consolidated financial statements to the approximate net income (loss) and shareholders' equity amounts as determined under US GAAP, giving effect to adjustments for the differences listed above.

                                                                          1999            2000             2001
                                                                     ------------     ------------     ------------
     Net income (loss)
     -----------------

     Net income (loss) based on ROC GAAP                             $     62,160     $    107,195     $    (45,759)
                                                                     ------------     ------------     ------------
     Adjustments:
          a.  Pension benefits                                                 10               53                7
          c.  Bonuses to employees, director and supervisor:
              - Regular bonuses                                            (4,651)          (2,790)           2,666
              - Special stock bonuses                                      (2,031)          (3,236)          (2,619)
          d.  Depreciation of building                                       (149)             (62)            (526)
          e.  Excess of book value of building transferred
              between related parties                                          13               13               13
          h.  Stock option compensation                                         -                -          (26,710)
     US GAAP adjustments belonged to minority interest                          4                -                -
                                                                     ------------     ------------     ------------
     Net decrease in net income (loss)                                     (6,804)          (6,022)         (27,169)
                                                                     ------------     ------------     ------------

     Net income (loss) based on US GAAP                              $     55,356     $    101,173     $    (72,928)
                                                                     ============     ============     ============

     Earnings per share (In US Dollars)
          Basic                                                      $       0.69     $       1.18     $      (0.77)
                                                                     ============     ============     ============
          Diluted                                                    $       0.63     $       1.09     $      (0.77)
                                                                     ============     ============     ============

     Number of shares (Note 28d)
          Basic                                                        80,232,420       85,970,361       94,921,412
                                                                     ============     ============     ============
          Diluted                                                      88,359,934       92,673,040       94,921,412
                                                                     ============     ============     ============

     Shareholders' equity
     --------------------

     Shareholders' equity based on ROC GAAP                          $    295,380     $    643,136     $    597,523
     Adjustments:
          a.  Pension benefits                                               (126)             (73)             (66)
          b.  Adjustment for long-term investment in equity
              securities                                                      513                -                -
          c.  Bonuses to employees, directors and
              supervisors                                                  (2,313)          (3,796)               -
          d.  Effect of adjustments on useful life                           (149)            (211)            (737)
          e.  Excess of book value of building transferred
              between related parties                                        (584)            (570)            (557)
     Effect of US GAAP adjustment on cumulative
       translation adjustment                                                (427)             264               89
                                                                     ------------     ------------     ------------
     Net decrease in shareholders' equity                                  (3,086)          (4,386)          (1,271)
                                                                     ------------     ------------     ------------

     Shareholders' equity based on US GAAP                           $    292,294     $    638,750     $    596,252
                                                                     ============     ============     ============

(Forward)

     Changes in shareholders' equity based on US GAAP
     ------------------------------------------------

     Balance, beginning of year                                      $    208,054     $    292,294     $    638,750
     Net income (loss) for the year                                        55,356          101,173          (72,928)
     Issuance of new shares under stock option plans                        8,873            7,925           19,854
     Capital increase in cash in July 2000                                      -          263,662                -
     Convertible notes converted into ordinary shares                           -              115                -
     ASE, Inc. shares to be distributed as bonus to
       employees                                                            4,369            4,625            3,419
     ASE, Inc. purchased the Company's shares from the
       exercise of stock options                                                -                -           26,710
     Cumulative translation adjustment for subsidiaries                     5,356          (20,887)         (19,632)
     Adjustment from changes in ownership percentage of
       investees                                                              (91)          (9,616)             (20)
     Unrealized holding gain (loss) on equity securities                   10,377             (541)              99
                                                                     ------------     ------------     ------------

     Balance, end of year                                            $    292,294     $    638,750     $    596,252
                                                                     ============     ============     ============

     A reconciliation of the significant balance sheet accounts to the amounts as determined under US GAAP is as follows:

                                                                                  2000          2001
                                                                               ---------     ---------
     Buildings and improvement
     -------------------------

     As reported                                                               $  29,388     $  66,219
     US GAAP adjustments
           Effect of adjustments on useful life                                     (201)         (714)
           Excess of adjustments on building transferred between related
             parties                                                                (489)         (450)
                                                                               ---------     ---------

     As adjusted                                                               $  28,698     $  65,055
                                                                               =========     =========

     Accrued expenses and other current liabilities
     ----------------------------------------------

     As reported                                                               $  16,846     $  14,038
     US GAAP adjustments
           Bonuses to employees, directors and supervisors                         3,796             -
           Translation difference                                                   (221)            -
                                                                               ---------     ---------

     As adjusted                                                               $  20,421     $  14,038
                                                                               =========     =========

     Accrued pension cost
     --------------------

     As reported                                                               $     568     $     810
     US GAAP adjustments - pension benefits                                          121           107
                                                                               ---------     ---------

     As adjusted                                                               $     689     $     917
                                                                               =========     =========

     As a result of the adjustments presented above, the amounts of total assets based on US GAAP are $1,090,965 and $958,242 as of December 31, 2000 and 2001, respectively.


28.  ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

     a. Significant investees - ASE (Chung-Li) Inc. and ASE Investment (Labuan) Inc.

          The summarized financial information of significant investees, both ASE (Chung-Li) Inc. and ASE Investment (Labuan) Inc., is as follows:

          ASE (Chung-Li) Inc.
          -------------------

          1)   Selected balance sheet information

                                                                                     2000           2001
                                                                                  ----------     ----------
               Current assets                                                     $   59,982     $   87,177
               Non-current assets                                                    300,208        275,878
               Current liabilities                                                   138,933         76,326
               Non-current liabilities                                                44,393         62,054

          2)   Selected income statement information

                                                                       1999          2000           2001
                                                                    ----------    ----------     ----------
               Net sales                                            $   83,533    $  243,501     $  145,305
               Gross profit                                             20,420        76,454         20,807
               Pre-tax income from continuing operations                16,132        54,989          4,275
               Net income                                               15,745        51,262          1,274

          ASE Investment (Labuan) Inc.
          ----------------------------

          1)   Selected balance sheet information

                                                                                      2000           2001
                                                                                  ----------     ----------
               Current assets                                                     $      114     $      106
               Non-current assets                                                    182,847        161,096
               Current liabilities                                                         3          4,127
               Non-current liabilities                                               176,923         78,876

          2)   Selected income statement information

                                                                       1999          2000           2001
                                                                    ----------    ----------     ----------
              Net sales                                             $        -    $        -     $        -
              Gross profit                                                   -             -              -
              Pre-tax income (loss) from continuing operations           1,968         5,468        (24,531)
              Net income (loss)                                            568         5,468        (24,531)

     b.   Pension

          According to US FAS 132, the pension information is disclosed below:

                                                                     1999           2000           2001
                                                                  ---------      ---------      ---------
          Components of net periodic benefit cost
              Service cost                                        $     287      $     491      $     479
              Interest cost                                              86            120            146
              Expected return on plan assets                            (55)           (52)           (86)
              Amortization of prior service cost                          -            (21)             9
                                                                  ---------      ---------      ---------

          Net periodic benefit cost                               $     318      $     538      $     548
                                                                  =========      =========      =========

          Change in benefit obligation
              Benefit obligation at beginning of year             $   1,321      $   1,847      $   2,489
              Service cost                                              287            491            479
              Interest cost                                              86            120            146
              Actuarial gain                                            113            179            702
              Benefits paid                                              (6)            (6)           (21)
              Exchange difference                                        46           (142)          (181)
                                                                  ---------      ---------      ---------
              Benefit obligation at end of year                       1,847          2,489          3,614
                                                                  ---------      ---------      ---------

          Change in plan assets
              Fair value of plan assets at beginning of year            778          1,064          1,341
              Actual return on plan assets                               55             52             32
              Employer contribution                                     209            302            273
              Benefits paid                                              (6)            (6)           (21)
              Exchange difference                                        28            (71)           (83)
                                                                  ---------      ---------      ---------
                                                                      1,064          1,341          1,542
                                                                  ---------      ---------      ---------
          Funded status                                                 783          1,148          2,072
          Unrecognized actuarial loss                                  (285)          (459)        (1,155)
                                                                  ---------      ---------      ---------

          Net amount recognized (Recognized as accrued pension
            cost)                                                 $     498      $     689      $     917
                                                                  =========      =========      =========

          Actuarial assumptions:

                                                                     1999           2000           2001
                                                                  ---------      ---------      ---------
          Discount rate                                                 6.5%           6.0%           5.0%
          Rate of compensation increase                                 4.0%           4.0%           3.0%
          Expected return on plan assets                                6.5%           6.0%           5.0%

     c.   Income tax

                                                                     1999           2000           2001
                                                                  ---------      ---------      ---------
          Tax benefits (current payable)                          $  (3,997)     $  (4,130)     $   2,927
          Income taxes (10%) on undistributed earnings                    -         (2,939)        (4,119)
          Deferred                                                    2,951          4,872         (4,375)
          Adjustment of prior years' income tax                         368              -           (955)
                                                                  ---------      ---------      ---------

                                                                  $    (678)     $  (2,197)     $  (6,522)
                                                                  =========      =========      =========

          Reconciliation of income tax for the years ended December 31, 1999, 2000 and 2001 calculated on pretax financial statement income based on the statutory tax rate and the income tax expense (benefit), which conforms to US GAAP is as follows:

                                                                                  1999          2000         2001
                                                                                ---------    ---------    ---------
         ASE Test, Inc.
         --------------

          Benefit (tax) based on pretax accounting income or loss at
            statutory rate (25%)                                                $  (6,770)   $ (11,367)   $   5,268
          Add (deduct) tax effects of:
                Permanent differences
                      Bonuses to directors, supervisors and
                        employees                                                  (1,670)      (1,507)          12
                      Stock option compensation                                         -            -       (6,677)
                      Tax-exempt income - tax holiday                               6,145        6,126          659
                      Tax-exempt income - investment income
                        (loss)                                                      1,624         (146)         212
                Credits for investment in machinery and
                  equipment, and research and development
                  expenditures
                      Deferred                                                      5,257        4,990       (2,745)
                      Reversal of (provision for) valuation allowance              (3,162)       4,661       (9,033)
                      Utilized                                                      1,170        8,527        4,752
                Adjustment of prior year's income tax                                 368            -         (955)
                Income taxes (10%) on undistributed earnings                            -       (2,939)      (4,119)
                Other                                                                (494)      (1,377)          44
                                                                                ---------    ---------    ---------
          Income tax benefit (expense)                                              2,468        6,968      (12,582)
                                                                                ---------    ---------    ---------

          ASE Test Malaysia
          -----------------

          Benefit (tax) based on pretax accounting loss (income) at
            statutory rate (28%)                                                   (8,545)     (13,780)         508
          Add (deduct) tax effects of:
                Permanent differences
                      Tax-exempt income                                             8,545        8,881            -
                      Others                                                            -         (156)         (83)
                Deferred                                                            1,044            -        1,170
                                                                                ---------    ---------    ---------
          Income tax benefit (expense)                                              1,044       (5,055)       1,595
                                                                                ---------    ---------    ---------

          ISE Labs, Inc.
          --------------

          Benefit (tax) based on pretax accounting loss (income) at
            statutory rate (federal tax rate 35% and state tax rate 6%)         $  (4,254)   $  (7,121)   $   6,636
          Add (deduct) tax effects of:
                Permanent differences
                      Penalty                                                        (393)      (1,339)           -
                      Amortization and expenses                                      (105)        (250)        (128)
                      Other                                                             -            -          (18)

(Forward)

          Utilization of loss carryforward                                              -        1,087            -
          Utilization of tax credit for capital expenditure                           679            -            -
          Deferred                                                                   (188)          76          383
          Lower foreign tax rate adjustments and other                                 71        3,437       (2,408)
                                                                                ---------    ---------    ---------
          Income tax benefit (expense)                                             (4,190)      (4,110)       4,465
                                                                                ---------    ---------    ---------

          Income tax expense                                                    $    (678)   $  (2,197)   $  (6,522)
                                                                                =========    =========    =========

     d.   Earnings (Loss) per share

          US SFAS 128 requires the presentation of basic and diluted earnings per share. Basic net income per share is computed based on the weighted average number of common shares outstanding during the period. Diluted net income per share include the effect of diluted equivalent common shares (stock options) issued during the period using the treasury stock method.

          Following is a reconciliation of amounts used in the basic and diluted computation:

                                                                          1999           2000           2001
                                                                      ------------   ------------   ------------
          Net income (loss) under US GAAP                             $     55,356   $    101,173   $    (72,928)
                                                                      ============   ============   ============

          Weighted average shares-denominator basic
            computation                                                 80,232,420     85,970,361     94,921,412
          Effect of diluted shares-stock options                         8,127,514      6,702,679              -
                                                                      ------------   ------------   ------------

          Weighted average shares, as adjusted- denominator             88,359,934     92,673,040     94,921,412
                                                                      ============   ============   ============

          Earnings (loss) per share (In US Dollars)
               Basic                                                  $       0.69   $       1.18   $      (0.77)
                                                                      ============   ============   ============
               Diluted                                                $       0.63   $       1.09   $      (0.77)
                                                                      ============   ============   ============

          Number of shares to be potentially issued from:
               Stock options                                            12,624,374     11,486,149     16,308,585
                                                                      ============   ============   ============
               Convertible notes                                         6,464,646      6,460,202      6,460,202
                                                                      ============   ============   ============

     e.   Stock option plans

          ASE Test Limited has six stock option plans, the 1996 Option Plan (the "Pre-IPO Plan"), the 1996 Executive Management Option Plan (the "1996 Plan"), the 1997 Option Plan, the 1998 Option Plan, the 1999 Option Plan and the 2000 Option Plan. The Pre-IPO Plan has expired as of December 31, 2001. Up to 10,000,000 shares, 3,200,000 shares,
          1,600,000 shares, 2,000,000 shares and 12,000,000 shares have been reserved for issuance under the 1996, 1997, 1998, 1999 and 2000 Option Plans, respectively.

          The 1996, 1997, 1998, 1999 and 2000 Option Plans granted the following stock options to purchase the ASE Test Limited's shares which are exercisable based on a vesting schedule over a period of five years until the expiration of options, to directors, officers and key employees. If any granted shares are forfeited, the shares may be granted again, to the extent of any such forfeiture.

          Each aforementioned option exercise price was equal to the stock's market price on the date of grant. The 1996, 1997 and 1998 Option Plans will expire after 5 years and the 1999 and 2000 Option Plan will expire after 10 years.

          A summary of the transaction of shares under the six plans is presented below:

                                                                       WEIGHTED
                                                                        AVERAGE        WEIGHTED
                                                                       EXERCISE         AVERAGE
                                                        NUMBER OF        PRICE        GRANT DATE
                                                          SHARES       PER SHARE      FAIR VALUES
                                                       -----------    -----------     -----------
          Beginning balance - January 1, 1999           11,585,128     $      5.97
          Option granted                                 2,742,500              20    $     10.65
          Option exercised                              (1,627,226)           5.47    ===========
          Option forfeited                                 (76,028)           7.29
                                                       -----------    -----------
          Ending balance - December 31, 1999            12,624,374            9.07
          Option granted                                   412,000              25    $     13.44
          Option exercised                              (1,263,041)           6.31    ===========
          Option forfeited                                (287,184)          14.14
                                                       -----------    -----------
          Ending balance - December 31, 2000            11,486,149            9.82
          Option granted                                10,158,650            8.94    $      4.24
          Option exercised                              (5,221,508)           3.81    ===========
          Option forfeited                                (114,706)          17.11
                                                       -----------    -----------
          Ending balance - December 31, 2001            16,308,585     $     11.15
                                                       ===========    ===========

          Options exercisable at:
          December 31, 1999                              4,387,858     $      4.91
          December 31, 2000                              6,902,529            6.13
          December 31, 2001                              6,233,453           11.89

          Significant option groups outstanding at December 31, 2001 and the related weighted average exercise price and remaining contractual life information are as follows (in US dollars):

                                                    OUTSTANDING                        EXERCISABLE
                                            ----------------------------      ----------------------------
                                                                                                                 WEIGHTED
                                                              WEIGHTED                          WEIGHTED         AVERAGE
                                                               AVERAGE                           AVERAGE        REMAINING
                                               SHARES           PRICE            SHARES           PRICE        LIFE (YEARS)
                                            ------------    ------------      ------------    ------------     ------------
          Options with exercise price of:
          $25                                    397,000     $    25.00            158,800         25.00             7.5
          $13.4375 - $20.15625                 2,640,706          19.69          1,449,886         19.54             5.6
          $8.875 - $13.3125                   12,728,479           9.18          4,082,367          9.52             7.4
          $5 - $7.5                              542,400           5.46            542,400          5.46             0.2
                                            ------------                      ------------

          Options outstanding at
            December 31, 2001                 16,308,585                         6,233,453
                                            ============                      ============

          US FAS 123, "Stock-Based Compensation" effective in 1996, establishes accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. Under US FAS 123, the Company has elected to continue using the intrinsic value-based method and provide pro forma disclosures of net income and earnings per share as if the fair value accounting provisions of this statement had been adopted.

          The Company has computed, for pro forma disclosure purposes, the fair value of each option grant, as defined by US FAS 123, using the Black-Scholes option pricing model with the following assumptions:

                                                   1999                2000                2001
                                             ----------------    ----------------    ----------------
          Risk free interest rate               5.76-6.01%           6.61-6.75%         3.62-4.66%
          Expected dividend yield                   0%                   0%                 0%
          Expected lives                        3.4-5 years         3.4-5 years         3.4 years
          Volatility                              55.53%               55.53%             62.14%

          For purposes of the pro forma disclosure, the estimated fair value of the options are amortized to expense over the option rights vesting periods. Had the Company recorded compensation costs based on the estimated grant date fair value, as defined by US FAS 123, the pro forma net income, basic EPS and diluted EPS would have been as shown below (EPS in US Dollars).

                                                               1999           2000           2001
                                                            ----------     ----------    ----------
          Net income (loss) under US GAAP    As reported    $   55,356     $  101,173    $  (72,928)
                                             Pro forma          47,094         86,557       (90,325)

          Basic EPS                          As reported         $0.69          $1.18        $(0.77)
                                             Pro forma           $0.59          $1.01        $(0.95)

          Diluted EPS                        As reported         $0.63          $1.09        $(0.77)
                                             Pro forma           $0.53          $0.93        $(0.95)


          The pro forma amounts reflect compensation expense related to 1996, 1997, 1998, 1999 and 2000 option plans granted and vested only. In future years, the annual compensation expense will increase relative to the fair value of the options granted and vested in those future years.

     f.   Segment information

          Effective July 1, 1998, the Company adopted US FAS 131,
          "Disclosure about Segment of Enterprise and Related Information". This statement requires enterprises to report information relating to the operating segments in financial statements. The information disclosed in Note 23e. conforms to the requirement of US FAS 131.

     g. According to US FAS 130, the statement of comprehensive income for the years ended December 31, 1999, 2000 and 2001 are present below:

                                                                              1999          2000           2001
                                                                           ---------     ---------      ---------
          Current earnings (loss) based on US GAAP                         $  55,356     $ 101,173      $ (72,928)
          Other comprehensive income, net of income tax
            expenses of $1,339 in 1999, and income tax benefit of
            $5,222 in 2000 and $4,908 in 2001:
                Translation adjustment on subsidiaries                         4,017       (15,665)       (14,724)
                Unrealized holding gain (loss) of long-term
                  investments in shares of stock                              10,377          (541)            99
                                                                           ---------     ---------      ---------

          Comprehensive (loss) income                                      $  69,750     $  84,967      $ (87,553)
                                                                           =========     =========      =========

     h.   New accounting standards

          The Company is required by SEC Staff Accounting Bulletin No. 74, to disclose the impact of recently issued accounting standards will have on its financial statements when adopted in a future period, as well as make certain disclosure about recently issued accounting standards. In July 2001, the US Financial Accounting Standards Board issued FAS 141, "Accounting for business combinations", and US FAS 142, "Goodwill and other intangible assets". The Company must adopt these standards on January 1, 2002, which may affect accounting for business combinations consummated after June 30, 2001 and that for existing goodwill and other intangible assets of the Company upon adoption. The standards require, among other provisions, companies to review for possible impairment of goodwill existing at the date of adoption and perform subsequent impairment tests on an annual basis. Additionally, existing goodwill and intangible assets must be reassessed and classified consistently in accordance with the Statements' criteria. Under the new standards, the Company will no longer amortize goodwill while the other intangible assets will continue to be amortized over its estimated useful lives, which, if supportable, may be a period that exceeds the current maximum period of 40 years. As of December 31, 2000 and 2001, the Company has unamortized goodwill of approximately US$61,227 and US$53,697, respectively. Total amortization expenses of goodwill incurred for the years ended December 31, 1999, 2000, and 2001 are US$4,674, US$7,053, and US$7,053, respectively. The Company has not yet completed its assessment of the impact these new standards may have on the accompanying financial statements and cannot estimate whether related impact would be material or not.

          In June 2001, the US Financial Accounting Standards Board issued US FAS 143, "Accounting for Asset Retirement Obligations". The Statement requires, among other provisions, retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long-lived asset. The capitalized element is required to be expensed using a systematic and rational method over its useful life. US FAS 143 will be adopted by the Company on January 1, 2003 and is not expected to have a material impact on its financial information relating to US GAAP.

          In August 2001, the US Financial Accounting Standards Board issued FAS 144, "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. US FAS 144 supersedes US FAS 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a disposal of a segment of a business". US FAS 144 is effective for years beginning after December 15, 2001, with earlier application encouraged. The impact of adopting this accounting standard is not expected to have a material effect on the Company's financial position and results of operations.

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

     (f)  Resolution passed on June 14, 2000 (incorporated by reference to
          Exhibit 1(f) to the Company's annual report or Form 20-F for the year ended December 31, 1999).

     (g)  Resolutions passed on June 28, 2000 (incorporated by reference to
          Exhibit 1(g) to the Company's annual report or Form 20-F for the year ended December 31, 1999).

     (h) Resolutions of an Extraordinary General Meeting of the shareholders passed on October 14, 1999 (incorporated by reference to Exhibit 1(h) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

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

     (e) License Agreement dated as of January 16, 2001 between 1st Silicon (Malaysia) Sdn. Bhd. and ASE Electronics (M) Sdn. Bhd. (incorporated by reference to Exhibit 4(e) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

     (f)  Service Agreement dated as of July 1, 2000 between ASE Electronics
          (M) Sdn. Bhd. and ASE (U.S.) Inc. (incorporated by reference to
          Exhibit 4(f) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

     (g) Service Agreement dated as of July 1, 2000 between ASE Test Inc. and ASE (U.S.) Inc. (incorporated by reference to Exhibit 4(g) to the Company's annual report on Form 20-F for the year ended December 31,
          2000).

     (h)  Commission Agreement dated as of July 1, 2000 between ASE Electronics
          (M) Sdn. Bhd. and Gardex International Limited. (incorporated by reference to Exhibit 4(h) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

     (i) Commission Agreement dated as of July 1, 2000 between ASE Test Inc. and Gardex International Limited. (incorporated by reference to Exhibit 4(i) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

     (j) First Amendment to Lease Agreement dated June 7, 2000 between ISE Labs, Inc. and RND Funding Company, Inc. (incorporated by reference to Exhibit 4(j) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

     (k) Sub-lease Agreement dated October 3, 2000 between ISE Labs Singapore Pte Ltd. and Wan Tien Realty (Pte) Ltd. (incorporated by reference to
          Exhibit 4(k) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

     (l) Sub-lease Agreement dated June 3, 1999 between ISE Labs Singapore Pte Ltd. and Wan Tien Realty (Pte) Ltd. (incorporated by reference to
          Exhibit 4(l) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

     (m) Sublease Agreement dated June 2000 between ISE Labs, Inc. and Cirrus Logic, Inc. (incorporated by reference to Exhibit 4(m) to the Company's annual report on Form 20-F for the year ended December 31,
          2000).

     (n) Sublease Agreement dated June 2000 between ISE Labs, Inc. and Cirrus Logic, Inc. (incorporated by reference to Exhibit 4(n) to the Company's annual report on Form 20-F for the year ended December 31,
          2000).

     (o) Tenancy Agreement dated April 1, 1999 between ISE Labs (HK) Limited and Hing Seng Plastic Factory Limited. (incorporated by reference to
          Exhibit 4(o) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

     (p) Lease dated September 28, 2000 between ISE Labs Hong Kong Limited and Shinano Kenshi (HK) Co., Ltd. (incorporated by reference to Exhibit 4(p) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

     (q) Lease dated October 20, 2000 between ISE Labs Hong Kong and Bless Silver Development Limited. (incorporated by reference to Exhibit 4(q) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

     (r) Lease Agreement for Factory Building dated September 18, 2000 between ASE, Inc. and ASE Test Inc. (incorporated by reference to Exhibit 4(r) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

     (s) Sale and Purchase Agreement between Afasia Knitting Factory (Malaysia) Sdn. Bhd. and ASE Electronics (M) Sdn. Bhd. dated February 24, 1997. (incorporated by reference to Exhibit 4(s) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

     (t) Office Building Lease Agreement between ISE Labs, Inc. and JER/BRE Austin Tech L.P. dated October 4, 2001. (incorporated by reference to
          Exhibit 10.46 to the Registration Statement on Form F-3 filed by ASE, Inc. on May 30, 2002).

     (u) Plant Lease Agreement between ASE (Chung Li) Inc. and ASE Test Inc. dated October 5, 2001. (incorporated by reference to Exhibit 4(xx) to the Annual Report on Form 20-F filed by ASE, Inc. for the year ended December 31, 2001).

     (v)  Service Agreement dated as of August 1, 2001 between ASE Electronics
          (M) Sdn. Bhd. and ASE (U.S.) Inc. (incorporated by reference to
          Exhibit 10.21 to the Registration Statement on Form F-3 filed by ASE, Inc. on May 30, 2002).

     (w) Service Agreement dated as of August 1, 2001 between ASE Test Inc. and ASE (U.S.) Inc. (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-3 filed by ASE, Inc. on May 30,
          2002).

     (x) Commission Agreement dated as of August 1, 2001 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited. (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-3 filed by ASE, Inc. on May 30, 2002).

     (y) Commission Agreement dated as of August 1, 2001 between ASE Test Inc. and Gardex International Limited. (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form F-3 filed by ASE, Inc. on May 30, 2002).

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


                                           ASE TEST LIMITED

                                           By: JEFFREY CHEN
                                               ----------------------
                                               Jeffrey Chen
                                               Chief Financial Officer


Date: June 28, 2002

                           EXHIBITS INDEX

   Exhibit
   Number                                         Description
   -------                                    --------------------
      8                                       List of Subsidiaries