Form 20-F
period 2002-12-31
ASE TEST LTD
filed 2003-06-30
CIK 1014838

As filed with the Securities and Exchange Commission on June 30, 2003

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 20-F

   [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

   [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended December 31, 2002

                                       OR

   [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                       Commission file number: 000-28522

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

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                    Name of Each Exchange
           Title of Each Class                       on which Registered
           -------------------                 -------------------------------
Ordinary Shares, par value U.S.$0.25 each        The Nasdaq National Market*

           *Ordinary Shares are traded on the Nasdaq National Market

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      None
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

             99,067,790 Ordinary Shares, par value U.S.$0.25 each

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

         Yes [X]  No [_]

Indicate by check mark which financial statement item the Registrant has elected to follow.

         Item 17 [_]  Item 18 [X]

===============================================================================

                               TABLE OF CONTENTS

                                ----------------

                                                                                                          Page
                                                                                                          ----
INTRODUCTION
   USE OF CERTAIN TERMS.....................................................................................1
   SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS........................................................1
PART I......................................................................................................1
     Item 1.  Identity of Directors, Senior Management and Advisers.........................................1
     Item 2.  Offer Statistics and Expected Timetable.......................................................1
     Item 3.  Key Information...............................................................................1
                SELECTED FINANCIAL DATA.....................................................................1
                CAPITALIZATION AND INDEBTEDNESS.............................................................4
                REASONS FOR THE OFFER AND USE OF PROCEEDS...................................................4
                RISK FACTORS................................................................................4
     Item 4.  Information on the Company...................................................................14
                HISTORY AND DEVELOPMENT OF THE COMPANY.....................................................14
                BUSINESS OVERVIEW..........................................................................15
                ORGANIZATIONAL STRUCTURE...................................................................30
                PROPERTY, PLANTS AND EQUIPMENT.............................................................31
     Item 5.  Operating and Financial Review and Prospects.................................................31
                OPERATING RESULTS AND TREND INFORMATION....................................................31
                LIQUIDITY AND CAPITAL RESOURCES............................................................45
                RESEARCH AND DEVELOPMENT...................................................................48
     Item 6.  Directors, Senior Management and Employees...................................................48
                DIRECTORS AND SENIOR MANAGEMENT AND BOARD PRACTICES........................................48
                COMPENSATION...............................................................................51
                EMPLOYEES..................................................................................52
                SHARE OWNERSHIP............................................................................52
     Item 7.  Major Shareholders and Related Party Transactions............................................53
                MAJOR SHAREHOLDERS.........................................................................53
                RELATED PARTY TRANSACTIONS.................................................................54
     Item 8.  Financial Information........................................................................55
                CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION....................................55
                LEGAL PROCEEDINGS..........................................................................55
                DIVIDEND POLICY............................................................................56
                SIGNIFICANT CHANGES........................................................................56
     Item 9.  Listing Details..............................................................................56
                MARKET PRICE INFORMATION AND MARKETS.......................................................56
     Item 10.  Additional Information......................................................................57
                MEMORANDUM AND ARTICLES OF ASSOCIATION.....................................................57
                MATERIAL CONTRACTS.........................................................................61
                EXCHANGE CONTROLS..........................................................................62
                TAXATION...................................................................................62
                DOCUMENTS ON DISPLAY.......................................................................64
     Item 11.  Quantitative and Qualitative Disclosures About Market Risk..................................64
                FOREIGN CURRENCY EXCHANGE RATE RISK........................................................64
                INTEREST RATE RISK.........................................................................65
     Item 12.  Description of Securities Other Than Equity Securities......................................65
Part II....................................................................................................65
     Item 13.  Defaults, Dividend Arrearages and Delinquencies.............................................65
     Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds................65
                MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS...................................65
     Item 15.  Controls and Procedures.....................................................................66
PART III...................................................................................................66
     Item 17.  Financial Statements........................................................................66
     Item 18.  Financial Statements........................................................................66
     Item 19.  Exhibits....................................................................................66

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

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers.

     Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

     Not applicable.

Item 3.  Key Information.

SELECTED FINANCIAL DATA

     The following table sets forth our selected historical consolidated financial data. You should read this information together with our consolidated financial statements, the notes to those financial statements and "Item 5. Operating and Financial Review and Prospects" included herein. The selected consolidated balance sheet data as of December 31, 2001 and 2002 and selected consolidated statements of income data and statements of cash flow data for each of the years ended December 31, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements included herein. These financial statements have been audited by T.N. Soong & Co., previously a member firm of Anderson Worldwide, SC, and from April 22, 2002, an associate member firm of Deloitte Touche Tohmatsu. These financial statements, including notes thereto, are referred to herein as the Consolidated Financial Statements. The selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 and selected consolidated statements of income data and statements of cash flow data for each of the years ended December 31, 1998 and 1999 have been derived from our audited consolidated financial statements not included herein.

                                                                        Year Ended and as of December 31,
                                                  --------------------------------------------------------------------------------
                                                      1998              1999            2000             2001             2002
                                                  ------------     ------------     ------------     ------------     ------------
                                                    (in thousands, except shares, per share data, operating data and percentages)
Consolidated Statement of Income Data:
ROC GAAP:
Net revenues ..................................   $    184,663     $    270,254     $    440,285     $    298,466     $    301,962
Cost of revenues ..............................        117,743          173,758          263,513          265,271          280,573
Gross profit ..................................         66,920           96,496          176,772           33,195           21,389
Operating expenses:
   Selling, general and
       administrative(1) ......................         13,165           23,091           42,807           35,335           68,903
   Research and development ...................          2,384            3,837           12,059           14,397           18,342
   Goodwill amortization(2) ...................             --            4,674            7,054            7,530           10,105
Income (loss) from operations .................         51,371           64,894          114,852          (24,067)         (75,961)
Non-operating income (expense):
   Interest--net ..............................         (3,267)         (11,703)         (14,740)         (13,783)         (14,396)
   Income (loss) from equity
     investees(3) .............................            133            4,842           16,127           (7,344)          (1,496)
   Gain on sale of long-term
     investments in shares of stock ...........             --            6,588               --               --               --
  Loss on long-term bonds .....................             --               --           (3,157)            (345)              --
  Foreign exchange gain (loss)--net ...........         (1,835)             151            3,280            2,382           (1,169)
  Other--net ..................................            609              863           (2,719)           1,393            1,511
Income (loss) before income taxes
   and minority interest ......................         47,011           65,635          113,643          (41,764)         (91,511)
Income tax benefit (expense) ..................          6,845             (678)          (2,197)          (6,522)          10,243
Loss from discontinued
     operations--net ..........................             --           (1,360)            (758)              --               --
Minority interest .............................             (5)          (1,437)          (3,493)           2,527               --
Net income (loss) .............................   $     53,851     $     62,160     $    107,195     $    (45,759)    $    (81,268)
Earnings (loss) per share: Basic...............   $       0.68     $       0.77     $       1.25     $      (0.48)    $      (0.82)
  Diluted .....................................   $       0.62     $       0.70     $       1.16     $      (0.48)    $      (0.82)
Operating income per share ....................   $       0.59     $       0.73     $       1.24     $      (0.25)    $      (0.77)
Income from continuing operations .............   $     53,856     $     64,957     $    111,446     $    (48,286)    $    (81,268)
Income from continuing operations
   per share ..................................   $       0.62     $       0.74     $       1.20     $      (0.51)    $      (0.82)
Shares used in earnings per share
   calculation:(4)
   Basic ......................................     78,767,112       80,230,420       85,970,361       94,921,412       98,600,205
   Diluted ....................................     86,660,780       88,359,934       92,673,040       94,921,412       98,600,205
U.S. GAAP:
Net revenues ..................................   $    184,663     $    270,254     $    440,285     $    298,466     $    301,962
Cost of revenues ..............................        119,488          177,382          265,655          264,264          281,006
Gross profit ..................................         65,175           92,872          174,630           34,202           20,956
Operating expenses ............................         16,602           32,755           62,564           82,819           87,238
Income (loss) from operations .................         48,573           60,117          112,066          (48,617)         (66,282)
Non-operating income (expense) ................         (5,823)          (1,290)          (4,445)         (20,316)         (17,286)
Income (loss) before income taxes
     and minority interest ....................         42,750           58,827          107,621          (68,933)         (83,568)
Income tax benefit (expense) ..................          6,845             (678)          (2,197)          (6,522)          10,243
Loss from discontinued
     operations--net ..........................             --           (1,360)            (758)              --               --
Minority interest .............................             (5)          (1,433)          (3,493)           2,527               --
Net income (loss) .............................   $     49,590     $     55,356     $    101,173     $    (72,928)    $    (73,325)
Earnings per share:
   Basic ......................................   $       0.63     $       0.69     $       1.18     $      (0.77)    $      (0.74)
   Diluted ....................................   $       0.57     $       0.63     $       1.09     $      (0.77)    $      (0.74)
Shares used in earnings per share calculation:
   Basic ......................................     78,767,112       80,232,420       85,970,361       94,921,412       98,600,205
   Diluted ....................................     86,660,780       88,359,934       92,673,040       94,921,412       98,600,205

                                                                        Year Ended and as of December 31,
                                                  --------------------------------------------------------------------------------
                                                      1998              1999            2000             2001             2002
                                                  ------------     ------------     ------------     ------------     ------------
                                                    (in thousands, except shares, per share data, operating data and percentages)
Consolidated Balance Sheet Data:
ROC GAAP:
Current assets ................................   $     60,439     $    142,625     $    290,458     $    217,962     $    203,124
Long-term investments .........................         24,303           70,708           87,161           95,042           93,702
Fixed assets ..................................        231,673          366,908          639,082          586,834          531,496
Total assets ..................................        332,286          657,257        1,091,655          959,406          925,473
Current liabilities ...........................         47,904           85,059          158,304           90,157          138,690
Long-term debts ...............................         73,499          264,872          265,489          248,371          244,271
Total liabilities .............................        121,647          350,303          424,756          340,679          386,534
Capital stock .................................         19,833           20,240           22,856           24,162           24,767
Cash dividend on ordinary shares ..............             --               --               --               --               --
Shareholders' equity ..........................        210,614          295,380          643,136          597,523          538,939

U.S. GAAP:
Current assets ................................   $     60,440     $    140,782     $    290,458     $    217,962     $    203,124
Long-term investments .........................         24,303           71,007           87,161           95,042           94,050
Fixed assets ..................................        231,144          372,591          638,392          585,670          529,901
Total assets ..................................        331,757          656,878        1,090,965          958,242          934,331
Current liabilities ...........................         49,794           87,636          161,879           90,157          138,690
Long-term debts ...............................         73,499          264,872          265,489          248,371          244,271
Total liabilities and minority
     interest .................................        123,703          364,584          452,215          361,990          386,634
Shareholders' equity ..........................        208,054          292,294          638,750          596,252          547,697

Consolidated Statement of Cash Flow Data:
ROC GAAP:
Depreciation and amortization .................   $     38,751     $     68,769     $    117,506     $    144,860     $    154,251
Capital expenditures ..........................         80,971          128,690          413,197          104,216          126,009
Net cash provided by operating
     activities ...............................         84,496           95,075          203,557          147,020          103,900
Net cash used in investing
     activities ...............................       (104,618)        (237,203)        (367,354)        (144,208)        (131,547)
   Net cash provided by (used in)
        financing activities ..................         29,982          166,238          277,801          (52,827)          38,711
Net cash inflow (outflow) .....................          9,239           24,472          112,341          (51,080)          12,763

Segment Net Revenues:
   Testing ....................................   $     98,210     $    178,667     $    316,158     $    223,193     $    214,331
   Packaging ..................................         86,453           91,587          124,127           75,273           87,631
   Testing ....................................           53.2%            66.1%            71.8%            74.8%            71.0%
   Packaging ..................................           46.8%            33.9%            28.2%            25.2%            29.0%

Operating Data:
Gross margin ..................................           36.2%            35.7%            40.1%            11.1%             7.1%
Operating margin ..............................           27.8%            24.0%            26.1%            (8.1)%          (25.2)%
ROC GAAP net margin ...........................           29.2%            23.0%            24.3%           (15.3)%          (26.9)%
U.S. GAAP net margin ..........................           26.9%            20.5%            23.0%           (24.4)%          (24.3)%

---------
(1)  Excludes goodwill amortization.

(2) Included in selling, general and administrative expenses in the Consolidated Financial Statements.

(3) Includes investment income (loss) from ASE Chung Li, ASE Korea and ASE Material Inc.

(4) Represents the weighted average numbers of shares and share equivalents outstanding during the periods indicated on a diluted basis after giving retroactive effect to the acquisition of ASE Test, Inc. and ASE Electronics (M) Sdn. Bhd. and the stock splits effected on February 8, 1998 and April 5, 1999, respectively. Each stock split resulted in every one share being split into two shares, with a par value corresponding to one-half of the par value of the share prior to the stock split. See Notes 1 and 12 of Notes to the Consolidated Financial Statements.

CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

RISK FACTORS

   Risks Relating to Our Business

Since we are dependent on the highly cyclical semiconductor industry and conditions in the markets for the end-use applications of our products, our revenues and earnings may fluctuate significantly.

     Our semiconductor testing and packaging business is affected by market conditions in the highly cyclical semiconductor industry. All of our customers operate in this industry, and variations in order levels from our customers and service fee rates may result in volatility in our revenues and earnings. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns. Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and packaging services, any future downturn in the semiconductor industry would reduce demand for our services. For example, a worldwide slowdown in demand for semiconductor devices led to excess capacity and increased competition beginning in early 1998. As a result, price declines in 1998 accelerated more rapidly, which adversely affected our operating results in 1998. Prices for testing and packaging services improved due to an upturn in the industry in the second half of 1999 through the third quarter of 2000, but have since fallen due to an industry downturn that commenced in the fourth quarter of 2000. This most recent worldwide downturn resulted in an even more significant deterioration in the average selling prices, as well as demand, for our services in 2001, and significantly and adversely affected our operating results in 2001. Although there has been a modest recovery in the semiconductor industry during 2002, we expect this industry downturn to continue to exert downward pressure on the average selling prices for our testing and packaging services. If we cannot reduce our costs to sufficiently offset any decline in average selling prices, our profitability will suffer and we may continue to incur losses.

      Market conditions in the semiconductor industry depend to a large degree on conditions in the markets for the end-use applications of semiconductor products, such as communications, personal computer and consumer electronic products. Any deterioration of conditions in the markets for the end-use applications of the semiconductors we test and package would reduce demand for our services, and would likely have a material adverse effect on our financial condition and results of operations. In 2002, the substantial majority of our sales was attributable to the testing and packaging of semiconductors used in communications, consumer electronic and personal computer products. These industries are subject to intense competition and significant shifts in demand which could put pricing pressure on our testing and packaging services and adversely affect our earnings.

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

     The semiconductor testing and packaging markets are very competitive. We face competition from a number of sources, including other independent semiconductor testing and packaging companies, especially those which offer turnkey testing and packaging services. We believe that the principal competitive factors in the testing and packaging market are:

     o    the ability to provide total solutions to our customers;

     o    the technological expertise;

     o    the range of testing platforms and package types available;

     o ability to work closely with customers at the product development stage;

     o    software conversion program capability;

     o    responsiveness and flexibility;

     o    production cycle time;

     o    capacity;

     o    production yield; and

     o    price.

     We face increasing competition from other testing and packaging companies, as most of our customers obtain testing or packaging services from more than one source. In addition, some of our competitors may have access to more advanced technologies and greater financial and other resources than we do. Many of our competitors have shown a willingness to quickly and sharply reduce prices, as they did in 1998 and in 2001, in order to maintain capacity utilization in their facilities during periods of reduced demand. Although prices have stabilized, any renewed erosion in the prices for our testing and packaging services could cause our revenues and earnings to decrease and have a material adverse effect on our financial condition and results of operations.

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

Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment.

     Our operating results have varied significantly from period to period and may continue to vary in the future. Downward fluctuations in our operating results may result in decreases in the market price of our shares. Among the more important factors affecting our quarterly and annual operating results are the following:

     o changes in general economic and business conditions, particularly given the cyclical nature of the semiconductor industry and the markets served by our customers;

     o our ability to quickly adjust to unanticipated declines or shortfalls in demand and market prices for our testing and packaging services, due to our high percentage of fixed costs;

     o    timing of capital expenditures in anticipation of future orders;

     o    changes in prices for our testing and packaging services;

     o    volume of orders relative to our testing and packaging capacity;

     o our ability to obtain adequate testing and packaging equipment on a timely basis;

     o changes in costs and availability of raw materials, equipment and labor; and

     o earthquakes, drought, epidemics and other natural disasters, as well as industrial accidents.

     Due to the factors listed above, it is possible that our future operating results or growth rates may be below the expectations of research analysts and investors. If so, the market price of our shares, and thus the market value of your investment, may fall.

Due to our high percentage of fixed costs, we will be unable to maintain our gross margin at past levels if we are unable to achieve relatively high capacity utilization rates.

     Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses in connection with the acquisition of new testing and packaging equipment and new facilities. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our testing and packaging equipment, commonly referred to as "capacity utilization rates". In particular, increases or decreases in our capacity utilization rates can have a significant effect on gross margins since the unit cost of testing and packaging services generally decreases as fixed costs are allocated over a larger number of units. In periods of low demand, we experience relatively low capacity utilization rates in our operations due to relatively low growth in demand, which leads to reduced margins during that period. During 2001, we experienced lower than anticipated utilization rates in our operations due to a significant decline in worldwide demand for our testing and packaging services, which led to reduced margins during that period. Although our utilization rates have improved recently, we cannot assure you that we will be able to maintain or surpass our past gross margin levels if we cannot consistently achieve or maintain relatively high capacity utilization rates.

Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.

     Our capital requirements are difficult to plan in our highly cyclical and rapidly changing industry. We will need capital to fund the expansion of our facilities as well as fund our research and development activities in order to remain competitive. We believe that our existing cash and cash equivalents, short-term investments, expected cash flow from operations and existing credit lines under our short-term loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements through the end of 2003. However, future capacity expansions or market or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

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

     We are a party to numerous loans and other agreements relating to the incurrence of debt, many of which include restrictive covenants and broad default provisions. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments and encumber or dispose of assets. In the event of a prolonged downturn in the demand for our services as a result of a downturn in the worldwide semiconductor industry or otherwise, we cannot assure you that we will be able to remain in compliance with our financial covenants which, as a result, may lead to a default. Furthermore, a default under one agreement may also trigger cross-defaults under our other agreements. In the event of default, we may not be able to cure the default or obtain a waiver on a timely basis, and our operations could be significantly disrupted or harmed. An event of default under any agreement governing our existing or future debt, if not cured or waived, could have a material adverse effect on our liquidity, financial condition and results of operations.

     As a result of the reduced levels of operating cash flow due primarily to the recent downturn in the worldwide semiconductor industry, we and our subsidiaries had on occasion during 2001 and 2002 failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in defaults under some of the agreements governing our other existing debt. We and our subsidiaries have obtained waivers from the relevant lenders relating specifically to such non-compliance. In addition, we and our subsidiaries have repaid or refinanced all amounts owed under agreements containing cross-default provisions that we and our subsidiaries have identified which may have been triggered by such non-compliance. Such non-compliance has not had any significant effect on our ability to repay or refinance amounts due in respect of our existing debt. For these and other reasons, including our financial condition and our relationship with our lenders, no lender has to date sought and we do not believe that any of our lenders would seek to declare a default or enforce remedies in respect of our existing debt, as a result of cross-default provisions or otherwise, although we cannot provide any assurance in this regard.

We depend on select personnel and could be affected by the loss of their services.

     We depend on the continued service of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. Although some of these management personnel have entered into employment agreements with us, they may leave before the expiration of these agreements. We are not insured against the loss of key personnel. In particular, we may be required to increase substantially the number of these employees in connection with our expansion plans, and there is intense competition for their services in the semiconductor industry. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. In addition, we may need to increase employee compensation levels in order to attract and retain our existing officers and employees and the additional personnel that we expect to require. A portion of the workforce at our facilities in Taiwan are foreign workers employed by us under work permits which are subject to government regulations on renewal and other terms. Consequently, our business could also suffer if the Taiwan regulations relating to the import of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost.

If we are unable to obtain additional testing and packaging equipment or facilities in a timely manner and at a reasonable cost, our competitiveness and future profitability may be adversely affected.

     The semiconductor testing and packaging businesses are capital-intensive and require significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor testing and packaging equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain a significant amount of such equipment from a limited number of suppliers, including, in the case of testers, Advantest Corporation, Agilent Technologies, Inc., Credence Systems Corporation, LTX Corporation, NP Test Inc. and Teradyne, Inc., and in the case of wire bonders, ASM Pacific Technology Ltd. and Kulicke & Soffa Industries Inc. From time to time, we have also leased certain equipment. We have no binding supply agreements with any of our suppliers and acquire our testing and packaging equipment on a purchase order basis, which exposes us to changing market conditions and other substantial risks. For example, shortages of capital equipment could result in an increase in price of equipment and longer delivery times. Semiconductor testing and packaging also requires us to operate sizeable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers' orders, which could adversely affect our growth prospects as well as financial condition and results of operations.

Fluctuations in exchange rates could result in foreign exchange losses.

     Currently, the majority of our revenues from testing and packaging services are denominated in U.S. dollars and NT dollars. Our costs of revenues and operating expenses associated with testing and packaging services, on the other hand, are incurred in several currencies, primarily in NT dollars, U.S. dollars and Malaysian ringgit, as well as, to a lesser extent, Singapore dollars, Japanese yen and Hong Kong dollars. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing and packaging equipment, has been, and is expected to continue to be, denominated in U.S. dollars with much of the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recorded foreign exchange gains of $3.3 million in 2000 and $2.4 million in 2001, and incurred a foreign exchange loss of $1.2 million in 2002.

The loss of a major customer or disruption of our strategic alliance and other commercial arrangements with semiconductor foundries and providers of other complementary semiconductor manufacturing services may result in a decline in our revenues and profitability.

     Although we have over 200 customers, due in part to the concentration of market share in the semiconductor industry, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period. Our five largest customers together accounted for approximately 41%, 39% and 31% of our net revenues in 2000, 2001 and 2002, respectively. There has been significant variation in the composition of our largest five customers over time. This variation is due primarily to the high level of competition in the semiconductor industry in which our customers operate. The demand for our services from a customer is directly dependent upon that customer's level of business activity, which could vary significantly from year to year. As a result, we have been less dependent on any particular customer over time.

     Our strategic alliance with Taiwan Semiconductor Manufacturing Company Limited, the world's largest dedicated semiconductor foundry, and ASE, Inc., as well as ASE, Inc.'s and our other commercial arrangements with providers of complementary semiconductor manufacturing services, enable us, in conjunction with ASE, Inc., to offer total semiconductor manufacturing solutions to our customers. This strategic alliance and any of our other commercial arrangements may be terminated at any time. A termination of this strategic alliance and other commercial arrangements, and our failure to enter into substantially similar alliances and commercial arrangements, may adversely affect our competitiveness and our revenues and profitability.

     All of our key customers operate in the cyclical semiconductor business and have in the past varied, and may in the future vary, order levels significantly from period to period. Some of these companies are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in prior periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders could reduce our profitability. In addition, during cyclical market downturns, we have in the past reduced, and may in the future reduce, our prices to limit the level of order cancellations. Any price reduction would likely reduce our margins and profitability.

The outbreak of Severe Acute Respiratory Syndrome, or SARS, in mainland China, Hong Kong, Singapore, Taiwan and certain other regions may have an adverse effect on the economies and financial markets of certain Asian countries and as a result may adversely affect our results of operations.

     In March 2003, mainland China, Hong Kong, Singapore and certain other regions in Asia encountered an outbreak of SARS, a highly contagious form of atypical pneumonia. Since April 2003, the outbreak of SARS has spread to certain other regions, including Taiwan. According to the World Health Organization, or the WHO, as of June 24, 2003, 8,458 cases of SARS and 807 deaths have been reported worldwide, including 687 cases and 84 deaths in Taiwan. In response to the severity of the SARS outbreak in certain regions, the WHO issued a travel advisory recommending that persons traveling to certain regions, including much of mainland China and Taiwan, consider postponing all but essential travel. The ROC government has also imposed a variety of SARS-preventive measures, including rules that require residents and visitors to undergo a 10-day quarantine under certain circumstances. As a result, the SARS outbreak may restrict the level of economic activity in the affected areas, which may adversely affect our business and prospects.

     While the long-term impact of the SARS outbreak is unclear at this time, the prolonged existence of the SARS outbreak, or the perception that the SARS outbreak has not been contained, may have an adverse effect on the economic conditions of certain regions in Asia. Each of the governments of Hong Kong, Singapore and the ROC has recently revised downward its gross domestic product growth forecasts for 2003 due to SARS. As a result, the economic fallout of the SARS outbreak may result in a decrease in the demand for our packaging and testing services. In addition, our production operations and that of our suppliers or customers may be seriously interrupted due to the SARS outbreak or the measures taken by the respective governments of the ROC, Singapore, Hong Kong, the PRC or other regions against SARS.

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

     We believe that we have benefited significantly from our relationship with ASE, Inc. Our proximity to, and close working relationship with, ASE, Inc. have enabled us to provide value-added services to our customers. A substantial majority of our net revenues from testing services performed at our Kaohsiung, Taiwan facilities has historically been, and is expected to continue to be, derived from customers who are also customers of ASE, Inc. We have from time to time billed ASE, Inc. directly for some of our testing services performed in Taiwan as part of turnkey services provided by ASE, Inc. and by us. Because of our close relationship with ASE, Inc., any adverse development in ASE, Inc.'s operations, competitive position or customer base could have a material adverse effect on our business, future revenues and profitability.

Our interests may conflict with those of our controlling shareholder, who may take actions that are not in our or our shareholders' best interest.

     ASE, Inc., our controlling shareholder, is principally engaged in the semiconductor packaging business. ASE, Inc. is also engaged in the semiconductor testing business principally through its 50.5% shareholding in our company, its 72.4% shareholding in ASE Chung Li and its 70% shareholding in ASE Korea. We own the remaining 27.6% and 30.0% shareholding in ASE Chung Li and ASE Korea, respectively. ASE, Inc. does not, under Singapore law, owe any fiduciary obligation to our minority shareholders. ASE, Inc. is in a position to control actions that require shareholders' approval, including the timing and payment of dividends and the election of our entire board of directors. In addition, some members of our board of directors are employed by, or serve as directors of, companies within the ASE group of companies, and our Chairman and four other directors hold similar positions at ASE, Inc. Accordingly, ASE, Inc. or its affiliates may take actions that are not in our or our shareholders' best interest.

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

     Under currently effective U.S. GAAP, we are required to evaluate our equipment, goodwill and other long-lived assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge. We can give no assurance that impairment charges will not be required in periods subsequent to December 31, 2002. Please see
Note 26 of Notes to the Consolidated Financial Statements for a discussion of the criteria which, if met, may require impairment charges.

     As a result of new standards under U.S. GAAP that became effective on January 1, 2002, we are no longer required to amortize remaining goodwill; instead, we test goodwill for impairment on a periodic basis. We completed a goodwill impairment review as of January 1, 2002 using a fair-value based approach in accordance with the new standards and found no impairment. We also completed our annual goodwill impairment test at December 31, 2002 and found no impairment. Total goodwill amortization expenses amounted to $10.1 million under ROC GAAP for the year ended December 31, 2002, which is not recorded for U.S. GAAP reporting. As of December 31, 2002, the goodwill under U.S. GAAP amounted to US$82.4 million. We currently are not able to estimate the extent and timing of any goodwill impairment charge for future years. Any goodwill impairment charge required under U.S. GAAP may have a material adverse effect on our financial condition and result of operations on a U.S. GAAP reconciled basis. Please see Note 26 of Notes to the Consolidated Financial Statements for a discussion of the new standards under U.S. GAAP.

     The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed.

   Risks Relating to Countries in Which We Conduct Operations

Adverse economic conditions in Asia could negatively affect our business, financial condition and results of operations.

     Our current testing and packaging facilities are located in Taiwan, Malaysia, the United States, Hong Kong and Singapore. We also have a 30.0% and 27.6% interest in ASE Korea and ASE Chung Li, respectively. Furthermore, our customers are located in North America, Europe and other parts of Asia. As a result, our business is subject to various risks beyond our control, such as:

     o    instability of economies and governments; and

     o changes in laws and policies affecting trade and investment, including foreign exchange controls.

     In addition, the currencies of several countries in Asia, including Malaysia and Taiwan, where our principal operating facilities are located and where many of our customers have facilities, have experienced substantial depreciation and volatility since July 1997 following the devaluation of various currencies in Asia. In response to these declines, some governments in the region have taken drastic steps to stabilize their currencies, including raising official interest rates and other measures. In May 1998, the Malaysian government imposed strict foreign currency exchange controls. Although the foreign exchange controls imposed by Malaysia do not restrict the flow of funds arising from trade transactions and repatriation of profits to investors, we cannot assure you that other countries in Asia will not impose similar or other currency control measures in the future. The currency fluctuations and other factors materially and adversely affected the economies of many countries in Asia, including Malaysia and, to a lesser extent, Taiwan.

     As a result of widespread failures of financial institutions, the banking and financial sectors of many countries in Southeast Asia have undergone major restructurings, closures and liquidations or mergers. Adverse economic conditions in the region resulted in reduced availability of credit and other financing sources. Although ASE Test Malaysia and ASE Test Taiwan have not been affected adversely by the credit problem in the region, any prolonged liquidity shortage could result in ASE Test Malaysia and ASE Test Taiwan having to rely more heavily on us for funding. In addition, any adverse economic development in the region, if prolonged, could result in lower demand for, and exert further pressure on the prices of, the services and products provided by companies in the region, including us. Any continued devaluation of currencies, prolonged period of inflation, increase in interest rates or political instability in certain countries in the region may adversely affect the economies of Malaysia, Taiwan and other countries in the region and our business.

Strained relations between the Republic of China and the People's Republic of China could negatively affect our business and the market value of our shares.

     Our principal executive offices and our principal testing facilities are located in Taiwan and approximately 46% of our net revenues in 2002 were derived from our operations in Taiwan. Taiwan is under control of the government of the Republic of China and has a unique international political status. The People's Republic of China asserts sovereignty over all of China, including Taiwan. The People's Republic of China government does not recognize the legitimacy of the Republic of China government. Although significant economic and cultural relations have been established in recent years between the Republic of China and the People's Republic of China, the People's Republic of China government has indicated that it may use military force to gain control over Taiwan in some circumstances, such as the declaration of Taiwan's independence by the Republic of China. Relations between the Republic of China and the People's Republic of China have been particularly strained in recent years. Past developments in relations between the Republic of China and the People's Republic of China have on occasion depressed the market price of the shares of Taiwanese companies. Relations between the Republic of China and the People's Republic of China and other factors affecting the political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our shares.

As a substantial portion of our business and operations are located in Taiwan, we are vulnerable to earthquakes, typhoons, drought and other natural disasters, which could severely disrupt the normal operation of our business and adversely affect our earnings.

     Taiwan is susceptible to earthquakes and has experienced severe earthquakes which caused significant property damage and loss of life, particularly in the central and eastern parts of Taiwan. These earthquakes damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. We experienced no structural damage to our facilities and no damage to our machinery and equipment as a result of these earthquakes. There were, however, interruptions to our production schedule primarily as a result of power outages caused by the earthquakes.

     Taiwan is also susceptible to typhoons, which may cause damage and business interruption to companies with facilities located in Taiwan. In 2001, Taiwan experienced severe damage from typhoons, including a typhoon on September 16 that caused over 100 deaths, severe flooding and extensive damage to property and businesses. We have not experienced any material damage or business interruption from the increased typhoon activity in Taiwan.

     In May 2002, Taiwan experienced a severe drought. Although our manufacturing process does not rely on an adequate supply of water and we were not affected by the May 2002 drought directly, a drought may interrupt the manufacturing process of the foundries located in Taiwan, in turn disrupting some of our customers' production and this could result in a decline in the demand for our services. In addition, any temporary or sustained adverse impact from any future droughts may adversely affect Taiwan's economic, social or political conditions and may lead to fluctuations in the market price of our shares.

     While we maintain several insurance policies relating to our business, we do not currently carry any insurance coverage for interruptions in public utility services or any other business interruption insurance except in connection with fire. Should these interruptions occur, we will be exposed to substantial risks and may be liable for the full amount of any losses.

     Our production facilities as well as many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected by an earthquake, a typhoon, a drought or other natural disasters, it could result in a decline in the demand for our packaging and testing services. If our suppliers and providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake, typhoon, drought, or other natural disasters in Taiwan could severely disrupt the normal operation of business and have a material adverse effect on our financial condition and results of operations.

   Risks Relating to Our Holding Company Structure

Our ability to receive dividends and other payments from our subsidiaries may be restricted by commercial, statutory and legal restrictions.

     We are a holding company, and our only significant assets are our ownership interests in ASE Test Taiwan, ASE Test Malaysia, ISE Labs and our 30.0% and 27.6% interest in ASE Korea and ASE Chung Li, respectively. Dividends we receive from our subsidiaries, if any, will be subject to taxation. The ability of our subsidiaries to pay dividends, repay intercompany loans from us or make other distributions to us may be restricted by, among other things, the availability of funds, the terms of various credit arrangements entered into by such subsidiaries, as well as statutory and other legal restrictions. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries to distribute dividends to us, we cannot assure you that the relevant regulations will not be changed and that the ability of our subsidiaries to distribute dividends to us will not be restricted in the future.

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

The volatility in the markets for our shares may result in fluctuations in the market price of our shares.

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

     Provisions of the Securities and Futures Act 2001 and the Singapore Code on Take-Overs and Mergers may delay, deter or prevent a future takeover or change in control of our company. Anyone acquiring an interest, either individually or together with parties acting in concert, in 30.0% or more of our voting shares must extend a takeover offer for the remaining voting shares in accordance with the Singapore Code on Take-Overs and Mergers. A person holding between 30.0% and 50.0% (both inclusive) of our voting shares either individually or together with parties acting in concert must also make a takeover offer if that person acquires an additional 1.0% of our voting shares in any six-month period. In addition, the offeror must make an appropriate offer or proposal to holders of our convertible securities and may also be required to make such offer to holders of securities of our subsidiaries, which are convertible into shares. These provisions may discourage or prevent some types of transactions involving an actual or threatened change of control of our company. This could harm our shareholders because a transaction of that kind might otherwise provide an opportunity for our shareholders to sell shares at a price above the prevailing market price.

Item 4.  Information on the Company.

HISTORY AND DEVELOPMENT OF THE COMPANY

     ASE Test Limited is a Singapore holding company incorporated on December 1, 1995 as Jarich Test Private Limited, which changed its name to ASE Test Private Limited on February 13, 1996 and to ASE Test Limited on April 23, 1996. We have, through an exchange of shares with our parent company, Advanced Semiconductor Engineering, Inc. and other individuals, acquired substantially all of the shares of ASE Test, Inc. in May 1996. The exchange was accounted for as a reorganization of companies under common control. Our registered offices are located at 36 Robinson Road, #18-01 City House, Singapore 068877 and the telephone number is (65) 6225-1611. Our principal executive offices are located at 10 West Fifth Street, Nantze Export Processing Zone, Kaohsiung, Taiwan, Republic of China and the telephone number is (886-7) 363-6641. Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011 and our agent's telephone number is 212-894-8940.

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

   ISE Labs

     In May 1999, we acquired 70.0% of the outstanding shares of ISE Labs, a semiconductor testing company with principal facilities located in Fremont and Santa Clara, California. The total purchase price for our 70.0% equity interest in ISE Labs was $100.1 million.

     In April, July and November, 2000, we purchased additional shares of ISE Labs at an aggregate purchase price of $70.9 million. As a result of these purchases, we owned 80.4% of the outstanding shares of ISE Labs as of December 31, 2000. In January 2002, we purchased the remaining portion of the shares of ISE Labs for an aggregate purchase price of $50.2 million. As a result, ISE Labs is now our wholly-owned subsidiary.

   ASE Chung Li and ASE Korea

     In July 1999, we and our parent company, ASE, Inc., jointly acquired Motorola's semiconductor businesses in Chung Li, Taiwan and Paju, South Korea for the testing and packaging of semiconductors with principally communications, consumer and automotive applications. Under the acquisition agreements, ASE, Inc. acquired a 70.0% interest in each of the two businesses, and we acquired the remaining 30.0% interest. This division of the investment reflected in part our estimate of the relative testing and packaging values at the facilities. The businesses are now operated by ASE Chung Li and ASE Korea. Substantially all of the assets of ASE Chung Li were acquired for a base price of $150.0 million in cash, consisting of an initial payment of $80.0 million at closing and an additional $70.0 million in three annual installments ending in July 2002, contingent upon certain targets of revenue from packaging, and testing services provided to Motorola being met. These targets were met for the first two years. The last installment of $23.3 million was due in July 2002. In 2002, ASE, Inc. and Motorola re-negotiated the agreement for the payment of the final installment to take place in three smaller installments ending in July 2004 contingent upon certain targets of revenue from packaging and testing services provided to Motorola being met.

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

BUSINESS OVERVIEW

Introduction

     We believe that we are one of the world's largest independent semiconductor testing companies, providing a complete range of testing services, including:

     o front-end engineering testing at our facilities in Silicon Valley, California and Austin Texas, near many of the major semiconductor design houses in the United States;

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

     We focus primarily on testing complex, high-performance logic/mixed-signal semiconductors and packaging high pin-count semiconductors. In 2002, approximately 98% of our net testing revenues were derived from testing complex, high-performance logic/mixed-signal semiconductors and approximately 57% of our net packaging revenues were derived from packaging high pin-count semiconductors. Semiconductors tested and packaged by us are used in diverse end-use markets, including communications, consumer electronic, personal computer and industrial products and other applications.

     We believe that we are well positioned to meet the requirements of semiconductor companies worldwide for outsourced testing and packaging services across a diverse range of end-use applications because of:

     o our ability to provide a broad range of advanced semiconductor testing services;

     o our ability to offer, in conjunction with our parent company, ASE, Inc., a broad range of advanced packaging services;

     o our scale of operations and financial position which enable us to make significant investments in capacity expansion and research and development, as well as to make selective acquisitions;

     o our geographic presence in key centers of outsourced semiconductor and electronics manufacturing; and

     o our long-term relationships with providers of complementary semiconductor manufacturing services, including our strategic alliance, in conjunction with our parent company, ASE, Inc., with Taiwan Semiconductor Manufacturing Company Limited, also called TSMC, the world's largest dedicated semiconductor foundry.

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

     We provide semiconductor testing and packaging services both separately and on a turnkey basis. Our turnkey services include testing and packaging services and drop shipment of the tested and packaged semiconductors to end users designated by our customers. We believe that the trend for semiconductor companies to outsource their testing and packaging requirements is accelerating as semiconductor companies increasingly rely on independent providers of foundry and advanced testing and packaging services. In response to the increased pace of new product development and shortened product life and production cycles, semiconductor companies are increasingly seeking independent testing and packaging companies that can provide turnkey services in order to reduce time-to-market. We believe that our expertise and scale in advanced technology and our ability to integrate our bound range of solutions into turnkey services allow us to benefit from the accelerated outsourcing trend and better serve our existing and potential customers. In addition, through the strategic alliance with TSMC that ASE, Inc. and we have maintained since 1997, as well as our other commercial arrangements with providers of other complementary semiconductor manufacturing services, we, in conjunction with ASE, Inc., have expanded the traditional scope of our turnkey services to offer total semiconductor manufacturing solutions to our customers.

Industry Background

   General

     Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable semiconductors at a lower cost per function. These improvements have resulted in significant performance and price benefits to manufacturers of electronic systems. As a result, semiconductor demand has grown substantially in our primary markets of communications, consumer electronics and personal computers, and has experienced increased growth in other markets such as automotive products and industrial automation and control systems.

     The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns. The Semiconductor Industry Association estimates that worldwide sales of semiconductors increased from approximately $50.5 billion in 1990 to $140.7 billion in 2002. The semiconductor industry experienced strong growth between 1992 and 1995 and between 1998 and 2000, with declines between 1996 and first half of 1997 as well as in 1998. Starting from the fourth quarter of 2000, the semiconductor industry experienced a severe downturn due to a slowdown in the global economy, overcapacity in the semiconductor industry and worldwide inventory adjustment. The semiconductor industry started to show signs of a modest recovery in 2002, primarily as a result of inventory replenishment and the introduction of new products. We believe that the pattern of long-term growth and cyclical fluctuations will continue in the semiconductor industry.

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

    Front-End Engineering     Throughout and following the design process,
    Test                      prototype semiconductors undergo front-end
                              engineering testing, which involves software development, design validation verification and reliability and failure analysis.

    Wafer Fabrication         The process begins with the generation of a
                              photomask through the definition of the circuit design pattern on a photographic negative, known as a mask, by an electron beam or laser beam writer. These circuit patterns are transferred to the wafers using various advanced processes.

    Wafer Probe               Each individual die is electrically tested, or
                              probed, for defects. Dies that fail this test are marked to be discarded.

    Packaging                 Packaging, also called assembly, is the
                              processing of bare semiconductors into finished semiconductors and serves to protect the die and facilitate electrical connections and heat dissipation.

    Final Test                Packaged semiconductors are tested to ensure that
                              each device meets performance specifications.

   Outsourcing Trends in Semiconductor Manufacturing

     Historically, semiconductor companies designed, manufactured, tested and packaged semiconductors primarily in their own facilities. Over the past several years, there has been a trend in the industry to outsource stages in the manufacturing process. Virtually every significant stage of the manufacturing process can be outsourced. Wafer foundry services and semiconductor packaging are currently the largest segments of the independent semiconductor manufacturing services market. Most of the world's major integrated device manufacturers use some independent manufacturing services to maintain a strategic mix of internal and external manufacturing capacity.

      The availability of technologically advanced independent manufacturing services has also enabled the growth of "fabless" semiconductor companies that focus on semiconductor design and marketing and outsource their fabrication, testing and packaging requirements to independent companies. The growth in the number and scale of fabless semiconductor companies that rely solely on independent companies to meet their manufacturing requirements will continue to be a driver of growth in the market for independent foundry, testing and packaging services. Similarly, the availability of technologically advanced independent manufacturing services has encouraged integrated device manufacturers, which had traditionally relied on in-house semiconductor manufacturing capacity, to increasingly outsource their manufacturing requirements to independent semiconductor manufacturing companies.

     We believe the outsourcing of semiconductor manufacturing services will increase in the future from current levels for many reasons, including the following:

     Technological Expertise and Significant Capital Expenditure. Semiconductor manufacturing processes have become highly complex, requiring substantial investment in specialized equipment and facilities and sophisticated engineering and manufacturing expertise. Technical expertise becomes increasingly important as the industry transitions from one generation of technology to another, as evidenced by the current migration of fabrication technology from 8-inch to 12-inch wafers. In addition, product life cycles have been shortening, magnifying the need to continuously upgrade or replace manufacturing equipment to accommodate new products. As a result, new investments in in-house testing, packaging and fabrication facilities are becoming less desirable for integrated device manufacturers because of the high investment costs as well as their inability to achieve sufficient economies of scales and utilization rates in order to be competitive with the independent service providers. Independent testing, packaging and foundry companies, on the other hand, are able to realize the benefits of specialization and achieve economies of scale by providing services to a large base of customers across a wide range of products. This enables them to reduce costs and shorten production cycles through high capacity utilization and process expertise. In the process, they are also able to focus on discrete stage of semiconductor manufacturing and deliver services of superior quality.

     In addition, the outsourcing trend is affected by the cyclical nature of the semiconductor industry as semiconductor companies reduce capital investments during industry downturns. Since the recent industry downturn in 2001, semiconductor companies significantly reduced their investment in in-house testing and packaging technologies and capacity. As a result, some semiconductor companies may have limited in-house expertise and capacity to accommodate large orders following a recovery in demand, particularly in the area of advanced technology. We expect semiconductor companies to increasingly outsource their testing and packaging requirements to take advantage of the advanced technology and scale of operations of independent testing and packaging companies.

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

     Gartner Dataquest forecasts that the total outsourced semiconductor testing market will grow from $1.6 billion in 2002 to $3.9 billion in 2005. Gartner Dataquest also forecasts that the total outsourced semiconductor packaging market will grow from $6.8 billion in 2002 to $14.2 billion in 2005.

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

     Continue to Focus on Advanced Technological and Processing Capabilities

     We intend to continue our focus on developing advanced process and product technologies in order to meet the advanced testing and packaging requirements of our customers. Our expertise in packaging technology has enabled us to develop advanced solutions such as fine pitch bonding and stacked die packaging. We are continuously investing in research and development in response to and in anticipation of migrations in technology and intend to continue to acquire access to new technologies through strategic alliances and licensing arrangements.

     We intend to continue to strengthen our capabilities in testing complex, high-performance semiconductors. In particular, we plan to focus on testing logic/mixed signal semiconductors that are characterized by very high clock speeds, high pin count and high levels of integration.

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

     We evaluate acquisition opportunities on the basis of access to new markets and technology, the enhancement of our production capacity, economies of scale and management resources, and closer proximity to existing and potential customers. In 1999, we acquired ISE Labs, an independent testing company with operations in California, Hong Kong and Singapore. In 2002, ISE Labs also commenced operations in Austin, Texas. Through combining the front-end engineering testing capabilities of ISE Labs with our existing final testing capabilities, we are able to provide our customers with complete semiconductor testing solutions.

     Continue to Leverage Our Presence in Key Centers of Semiconductor and Electronics Manufacturing

     We intend to continue leveraging our presence in key centers of semiconductor and electronics manufacturing to further grow our business. We have significant testing operations in Taiwan, currently the largest center for outsourced semiconductor manufacturing in the world. This presence enables our engineers to work closely with our customers as well as foundries and other providers of complementary semiconductor manufacturing services early in the semiconductor design process, enhances our responsiveness to the requirements of our customers and shortens production cycles. In addition, as a provider of turnkey services, we, in conjunction with ASE, Inc., are able to offer in Taiwan packaging and testing services, including interconnect materials solutions, all within relatively close geographic proximity to our customers, other service providers and the end users of our customers' products.

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

Principal Products and Services

     We offer a broad range of advanced semiconductor testing and packaging services. Our testing services include front-end engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process; wafer probe; final testing and other related semiconductor testing services. Our package types employ either leadframes or substrates as interconnect materials. The semiconductors we package are used in a wide range of end-use applications, including communications, personal computers, consumer electronics, industrial, automotive and other applications. We focus on testing and packaging logic semiconductors. We, at our facilities in Malaysia and, in conjunction with ASE, Inc., at our facilities in Taiwan, offer our customers turnkey services which consist of testing, packaging and direct shipment of semiconductors to end users designated by our customers.

     The following table sets forth, for the periods indicated, our testing and packaging revenues as a percentage of net revenues.

                                                   Year Ended December 31,
                                           -----------------------------------
                                              2000         2001         2002
                                           ---------    ---------    ---------
                                               (percentage of net revenues)
Testing revenues .......................        71.8%        74.8%        71.0%
Packaging revenues .....................        28.2         25.2         29.0
                                           ---------    ---------    ---------
Total net revenues .....................       100.0%       100.0%       100.0%
                                           =========    =========    =========

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

     In recent years, complex, high-performance logic/mixed-signal semiconductors have accounted for an increasing portion of our overall net testing revenues. As the testing of complex, high-performance semiconductors requires a large number of functions to be tested using more advanced testing equipment, these products attract higher revenues per unit of testing time, measured in central processing unit, or CPU, seconds.

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

     Logic/Mixed-Signal Final Testing. We conduct final tests of a wide variety of logic/mixed-signal semiconductors, with a number of leads ranging from the single digits to over one thousand and operating frequencies of up to 800 MHz for digital semiconductors and 6 GHz for radio frequency semiconductors, which are at the high end of the range for the industry. The products we test include semiconductors used for networking and wireless communications, graphics and disk controllers for home entertainment and personal computer applications, as well as a variety of application-specific integrated circuits, or ASICs, for various specialized applications.

     Memory Final Testing. We provide final testing services for a variety of memory products, such as static random access memory, or SRAM, dynamic random access memory, or DRAM, and single-bit erasable programmable read-only memory, or EPROM, semiconductors and flash memory semiconductors.

     Other Test-Related Services. We provide a broad range of additional test-related services, including:

     o Burn-in Testing. Burn-in testing is the process of electrically stressing a device, usually at high temperature and voltage, for a period of time to simulate the continuous use of the device to determine whether this use would cause the failure of marginal devices.

     o Dry Pack. Process which involves heating semiconductors in order to remove moisture before packaging and shipping to customers.

     o Tape and Reel. Process which involves transferring semiconductors from a tray or tube into a tape-like carrier for shipment to customers.

     The following table sets forth, for the periods indicated, the percentage of our net testing revenues accounted for by each type of testing service.

                                                  Year Ended December 31,
                                           -----------------------------------
                                              2000         2001         2002
                                           ---------    ---------    ---------
                                           (percentage of net testing revenues)
Logic/mixed-signal testing .............         97%           98%          98%
Memory testing .........................          3             2            2
                                           ---------    ---------    ---------
Total net testing revenues .............       100.0%       100.0%       100.0%
                                           =========    =========    =========

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

     The following table sets forth our principal packaging products:

                               Number of
      Package Format             Leads                Description                     End Use Applications
----------------------------  -----------   ----------------------------------  ------------------------------------
Ball Grid Array (BGA)          64-1,069     Designed for semiconductors which   Cellular phones, pagers, wireless
                                            require the enhanced performance    communications, DSPs, micro-
                                            provided by BGA, including personal controller applications and
                                            computer chipsets, graphic          high performance disk drives.
                                            controllers and microprocessors,
                                            ASICs, digital signal processors,
                                            also called DSPs, and memory
                                            devices.

Quad Flat Package (QFP)/Thin   32-304       QFPs designed for advanced          Multimedia applications, cellular
QFP (TQFP)                                  processors and controllers,         phones, personal computers,
                                            ASICs, and DSPs.                    automotive and industrial
                                                                                products, hard disk drives,
                                                                                communication boards such as
                                                                                ethernet, integrated services
                                                                                digital network, also called ISDN,
                                                                                and notebook computers.

Plastic Leaded Chip            20-84        Designed for applications that do   Personal computers, scanners,
Carrier (PLCC)                              not require low profile package     electronic games and monitors.
                                            with high density of
                                            interconnects.

Small Outline Plastic          48-64        Leadframe packages designed for     Consumer audio/video and
Package (SOP)/Thin SOP (TSOP)               memory devices including logic      entertainment products, cordless
                                            and analog devices, SRAM, DRAM,     telephones, pagers, fax machines,
                                            fast static RAM, also called        printers, copiers, personal
                                            FSRAM, and flash memory devices.    computer peripherals, automotive
                                                                                parts, telecommunications
                                                                                products, recordable optical disks
                                                                                and hard disk drives.

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

Quad Flat Non-Leaded           24-64        Designed for applications that      Cellular phones, computer servers
Package (QFN)                               require low profile packages and    and audio/visual equipment.
                                            high electricity consumption.

System In Package              48-208       Designed for sub-assembly and       Cellular phones and computer
(BGA/Module)                                module application.                 servers.

     The following table sets forth, for the periods indicated, the percentage of our net packaging revenues accounted for by each package type.

                                                 Year Ended December 31,
                                            --------------------------------
                                              2000        2001        2002
                                            --------    --------    --------
                                         (percentage of net packaging revenues)

BGA .....................................         14%         26%         22%
QFP/TQFP ................................         53          43          40
PLCC ....................................         16          12          10
SOJ/SOP/TSOP ............................         10           4           3
PDIP ....................................          7          14          23
Other ...................................         --           1           2
                                            --------    --------    --------
Total net packaging revenues ............      100.0%      100.0%      100.0%
                                            ========    ========    ========

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

     o    the current market landscape of each testing platform;

     o    labor cost;

     o the ability of the machine to parallel-test, which involves testing multiple semiconductors simultaneously; and

     o    the cost of testers used to perform the testing services.

     For example, testing complex, high-performance semiconductors requires more complex equipment, the use of which is priced significantly higher per CPU second than the use of equipment employed in testing less complex or lower-performance semiconductors.

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

     We price our packaging services primarily on a cost-plus basis and, to a lesser extent, with reference to market prices. Prices for our testing and packaging services are confirmed at the time firm orders are received from customers, which is typically four to eight weeks before delivery.

Equipment

   Testing

     Testing equipment is the most important and most capital-intensive component of the testing process. As of December 31, 2002, we operated 689 testers, of which 132 were consigned by our customers. We generally seek to purchase testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. We purchase testing equipment from major international manufacturers, including Advantest Corporation, Agilent Technologies, Inc., Credence Systems Corporation, LTX Corporation, NP Test Inc. and Teradyne, Inc. We may consider purchasing additional advanced testers depending on market demand for our testing services and the availability of testers. Upon acquisition of new testing equipment, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testing equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers and computer workstations for use in software development. Each tester may be attached to a handler or prober. Handlers attach to testers and transport individual packaged semiconductors to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

     Test programs, which are the software that drives the testing of specific semiconductors, are written for a specific testing platform. We often perform test program conversions that enable us to test semiconductors on multiple platforms. This portability between testers enables us to allocate semiconductors tested across our available test capabilities and thereby improve capacity utilization rates. In certain cases, where a customer requires the testing of a semiconductor product that is not yet fully developed, the customer may provide computer workstations to us to test specific functions. In certain cases, where a customer has specified testing equipment that was not widely applicable to other products which we test, we have required the customer to furnish the equipment on a consignment basis.

   Packaging

     The most important equipment used in the semiconductor packaging process is the wire bonder. The number of wire bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. The wire bonders connect the input/output terminals on the silicon die using extremely fine gold wire to leads on leadframes or substrates. Typically, wire bonders may be used, with minor modifications, for the packaging of different products. We purchase our wire bonders principally from ASM Pacific Technology Ltd. and Kulicke & Soffa Industries Inc. As of December 31, 2002, we operated 391 wire bonders of which 212 were fine pitch wire bonders. In addition to wire bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, die bonders, automated molding machines, laser markers, solder plates, pad printers, dejunkers, trimmers, formers, substrate saws and scanners.

Software Development and Engineering/Conversion Program

     We work closely with our customers to provide sophisticated software engineering services, including test program development, conversion and optimization, and related hardware design. Generally, testing requires customized testing software and related hardware to be developed for each particular product. Software is often initially provided by the customer, and then converted by us at our facilities, for use on one or more of our machines and contains varying functionality depending on specified testing procedures. Once a conversion test program has been developed, we perform trial tests on the semiconductors. Customer feedback on the test results enables us to adjust the conversion test programs prior to actual testing. We also typically assist our customers in collecting and analyzing the test results, and recommend engineering solutions to improve their design and production process. We have developed proprietary software, which automatically generates codes for creating and converting testing programs, and have also developed software for parallel testing of logic semiconductors, and for converting programs from one equipment platform to another. See "Item 5. Operating and Financial Review and Prospectus -- Research and Development". Our inability to successfully develop conversion software programs could materially and adversely affect our operating efficiencies. See "Item 3. Key Information -- Risk Factors -- The complexity of the semiconductor testing and packaging process increases the costs and production risks of our business".

Seasonality

     See "Item 5. Operating and Financial Review and Prospects -- Operating Results and Trend Information -- Consolidated Quarterly Results".

Sales and Marketing

   Sales and Marketing Offices

     We maintain sales and marketing offices in the United States, Taiwan and Malaysia. Our sales staff at all of our sales and marketing offices often call on prospective customers with the sales staff of ASE, Inc. In addition, the sales agent for our testing and packaging services maintains sales and marketing offices in Austria, Belgium, Germany, Japan, Korea, Malaysia and the United States. We conduct marketing research through our in-house customer service personnel and those of our sales agent and through our relationships with our customers and suppliers to keep abreast of market trends and developments. In placing orders with us, our customers specify which of our facilities these orders will go to. Our customers conduct separate qualification and correlation processes for each of our facilities that they use. See "-- Qualification and Correlation by Customers".

   Sales and Customer Service Agents

     Under commission agreements, ASE Test Taiwan and ASE Test Malaysia have appointed Gardex International Limited, or Gardex, as the non-exclusive sales agent for the sale of their services and products worldwide, excluding Asia. Gardex helps us identify customers, monitor delivery acceptance and payment by customers, and within parameters set by us, negotiate price, delivery and other terms with our customers. Purchase orders are placed directly with us by our customers. We pay Gardex a commission of 0.56% of our sales outside of Asia, payable monthly, depending on the amount of these sales. In 2002, we paid $0.7 million in commissions to Gardex.

     Under service agreements, ASE Test Taiwan and ASE Test Malaysia have appointed ASE (U.S.) Inc. as our non-exclusive agent to provide customer service and after-sales support to our customers in Europe and North America. We pay ASE (U.S.) Inc. a monthly fee based on its monthly services associated costs and expenses plus a commission set by reference to the lower of a percentage of sales or a fixed fee. In 2002, we paid $4.5 million in fees and service charges to ASE (U.S.) Inc.

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

   Customers

     We believe that our (1) advanced testing and packaging technologies, (2) focus on complex, high-performance products and (3) reputation for high quality and reliable services have been, and will continue to be, important factors in attracting and retaining customers. Our global base of over 200 customers includes leading semiconductor companies across a wide range of end-use applications, including:

     o   Agilent Technology            o   LSI Logic Corporation
     o   Altera Corporation            o   Marvell Technology Group
     o   ATI Technologies, Inc.        o   Motorola, Inc.
     o   ATMEL Corporation             o   NVIDIA Corp.
     o   DSP Group, Inc.               o   Qualcomm Incorporated
     o   ESS Technology                o   Silicon Integrated System Corporation
     o   Genesis Microchip             o   VIA Technologies, Inc.
     o   Legerity Corporation

     Our five largest customers together accounted for approximately 31% of our net revenues in 2002. There has been significant variation in the composition of our largest five customers over time, and as a result, we have been less dependent on any particular customer over time. We test and package for our customers a wide range of semiconductors with diverse end-use applications in the communication, personal computer, consumer electronic and industrial sectors.

     The following table sets forth, for the periods indicated, our net revenues categorized by the principal end-use applications of the semiconductors which we tested and packaged as a percentage of our net revenues.

                                                     Year Ended December 31,
                                                  -----------------------------
                                                    2000       2001       2002
                                                  -------    -------    -------
                                                   (percentage of net revenues)

Communications ................................        24%        32%        31%
Personal computers ............................        32         29         32
Consumer electronics/industrial/automotive ....        32         37         32
Other .........................................        12          2          5
                                                  -------    -------    -------
Total net revenues ............................       100%       100%       100%
                                                  =======    =======    =======

     Many of our customers are leaders in their respective end-use markets. For example, we provide testing and packaging services to Generic Microchip, a world's leading supplier of display image processors, NVIDIA, a global leader in advanced graphics processing technology for mainstream computing platforms, as well as Qualcomm, a world's leading provider of wireless communications solutions.

     We categorize our net testing and packaging revenues based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown of our net revenues, categorized by geographic regions:

                                                    Year Ended December 31,
                                               -------------------------------
                                                 2000        2001        2002
                                               -------     -------     -------
                                                 (percentage of net revenues)

North America .............................         74%         76%         73%
Asia ......................................         20          21          23
Europe ....................................          6           3           4
                                               -------     -------     -------
Total net revenues ........................        100%        100%        100%
                                               =======     =======     =======

   Qualification and Correlation by Customers

     Customers generally require that our facilities undergo a stringent "qualification" process during which the customer evaluates our operations and production processes, including engineering, delivery control and testing capabilities. The qualification process typically takes up to eight weeks, but can take longer depending on the requirements of the customer. For test qualification, after we have been qualified by a customer and before the customer delivers semiconductors to us for testing in volume, a process known as "correlation" is undertaken. During the correlation process, the customer provides us with sample semiconductors to be tested and either provides us with the test program or the requests that we develop a conversion program. In some cases, the customer also provides us with a data log of results of any testing of the semiconductor which the customer may have conducted previously. The correlation process typically takes up to two weeks, but can take longer depending on the requirements of the customer. We believe our ability to provide turnkey services reduces the amount of time spent by our customers in the qualification and correlation process. As a result, customers utilizing our turnkey services are able to achieve shorter production cycles.

Quality Control

     We believe that our reputation for high quality and reliable services has been important in attracting and retaining leading international semiconductor companies as customers for our testing and packaging services. We maintain a quality control staff at each of our facilities. Our quality control staff typically includes engineers, technicians and other employees who monitor testing and packaging processes in order to ensure high quality. Our quality assurance systems impose strict process controls, statistical in-line monitors, supplier control, data review and management, quality controls and corrective action systems. Our quality control employees operate quality control stations along production lines, monitor clean room environment and follow up on quality through outgoing product inspection and interaction with customer service staff. We have established quality control systems which are designed to ensure high quality service to customers and testing reliability and high production yields at our facilities. In addition, our testing and packaging facilities have been qualified by all of our major customers after satisfying stringent quality standards prescribed by these customers.

     Our testing and packaging operations are undertaken in clean rooms where air purity, temperature and humidity are controlled. To ensure stability and integrity of our operations, we maintain clean rooms at our facilities that meet U.S. Federal 209E Class 1,000, 10,000 and 100,000 standards.

     All of our facilities have been certified as meeting the ISO 9002 quality standards by the International Standards Organization. Our facilities in Taiwan and Malaysia have also been certified as meeting the Quality System 9000, also known as QS-9000, quality standards. The ISO 9002 certification is required by many countries worldwide in connection with sales of industrial products in such countries. The QS-9000 quality standards provide for continuous improvement with an emphasis on the prevention of defects and the reduction of variation and waste in the supply chain. Like the ISO certification, the QS-9000 certification is required by some semiconductor manufacturers as a threshold indicating a company's quality control standards. Furthermore, our facilities in Taiwan have received the SAC Level-1 certification for quality assurance from the Semiconductor Assembly Council. The Semiconductor Assembly Council is an organization of semiconductor manufacturers, subcontractors, end-users, as well as materials and service providers established to certified subcontract quality systems and process control practices. In addition, we have received various vendor awards from our customers for the quality of our products and services.

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

     ASE Test Malaysia operates under a license obtained from the Malaysian Industrial Development Authority and issued by the Ministry of International Trade and Industry of Malaysia. Some of the terms of the license are:

     o ASE Test Malaysia's shares that are held by non-citizens of Malaysia cannot be sold without the prior written consent of the Ministry of International Trade and Industry.

     o ASE Test Malaysia must recruit and train Malaysian citizens in a manner that reflects the multiracial composition of Malaysia for all levels of occupational classification.

     o If ASE Test Malaysia proposes to utilize second-hand machinery or equipment, ASE Test Malaysia should obtain the prior written approval of the Ministry of International Trade and Industry and a report from an independent valuer acceptable to the Ministry of International Trade and Industry. The prior written approval of the Ministry of International Trade and Industry should also be obtained before any changes, additions or reductions with respect to machinery or equipment are proposed, in cases where there will be a material effect on production volume or labour.

     o ASE Test Malaysia must obtain the prior written consent of the Ministry of International Trade and Industry before executing any agreements on technology transfers with foreigners.

     o ASE Test Malaysia must select distributors of the "bumiputra" ethnicity, primarily ethnic Malays, to distribute at minimum 30% of its sales within Malaysia. The selection of "bumiputra" distributors should be effected only after consultation with the Ministry of International Trade and Industry. The election of foreign companies as distributors requires the prior approval of the Ministry of International Trade and Industry.

     o    ASE Test Malaysia must export at minimum 85% of its production.

     o ASE Test Malaysia should use best endeavors to appoint Malaysian citizens to its board of directors and should inform the Ministry of International Trade and Industry on any appointment or change in its board of directors.

     o ASE Test Malaysia should use best endeavors to utilize the services of Malaysian-owned companies and enterprises in the context of the New Economic Policy of Malaysia.

     o The products of ASE Test Malaysia should attain a standard acceptable to the Malaysian government.

Raw Materials

     Semiconductor testing requires minimal raw materials. Substantially all of the raw materials used in our packaging processes are interconnect materials such as leadframes and substrates, gold wire and molding compound. Raw materials costs as a percentage of our net revenues were 13.5% in 2002.

     We do not maintain large inventories of leadframes, substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material for approximately one month's production based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, several of our principal suppliers dedicate portions of their inventories, typically in amounts equal to the average monthly amounts supplied to us, as reserves to meet our production requirements. However, shortages in the supply of materials experienced by the semiconductor industry have in the past resulted in occasional price adjustments and delivery delays. For example, in 1999 and the first half of 2000, the industry experienced a shortage in the supply of advanced substrates used in BGA packages, which, at the time, were only available from a limited number of suppliers located primarily in Japan. In these instances, we generally negotiate an extension of the delivery date from our customers.

Environmental Matters

     Semiconductor testing does not generate significant pollutants. The semiconductor packaging process generates environmental wastes, including gaseous chemical, liquid and solid industrial wastes. We have installed various types of anti-pollution equipment for the treatment of liquid and gaseous chemical waste generated at our semiconductor packaging facilities in Malaysia, where substantially all of our packaging operations are located. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards that are consistent with the semiconductor industry practice in the countries in which our facilities are located. In addition, we believe we are in compliance in all material respects with present environmental laws and regulations applicable to our operations and facilities.

Insurance

     We have insurance policies covering property damage and damage to our production facilities, buildings and machinery, due to fire. In addition, we have insurance policies covering our liabilities in connection with certain accidents. Significant damage to any of our production facilities, whether as a result of fire or other causes, would have a material adverse effect on our results of operations. We are not insured against the loss of key personnel.

ORGANIZATIONAL STRUCTURE

     The following is a brief description of our corporate structure and effective ownership interest in each of our principal operating subsidiaries and affiliates. Such description does not include wholly-owned intermediate holding companies.

     We are a 50.5% owned subsidiary of ASE, Inc. As of May 31, 2003, we held:

     o    100% ownership interests of ISE Labs, Inc.;

     o    100% ownership interests of ASE Electronics (M) Sdn, Bhd.;

     o    100% ownership interests of ASE Test, Inc.;

     o    27.6% ownership interests of ASE (Chung Li) Inc.; and

     o    30% ownership interests of ASE (Korea) Inc.

     In addition, as of May 31, 2003, ASE, Inc. held 72.4% and 30%, respectively, of the ownership interests of ASE Chung Li and ASE Korea, respectively. Furthermore, as of May 31, 2003, ASE, Inc. and ASE Test, Inc. also owned 56.6% and 4%, respectively, of the ownership interests of ASE Material Inc., and the remaining shares of ASE Material were owned by the management and employees of ASE Material, management and employees of ASE, Inc. and its affiliates as well as a strategic investor.

     The following table sets forth summary information for our subsidiaries as of May 31, 2003:

                                                                                                      Percentage
                                                                                           Total        of our
                                                                    Jurisdiction of       Paid-in      Ownership
         Subsidiary                   Main Activities               Incorporation         Capital      Interest
-------------------------------   ------------------------------    -----------------   ----------- --------------
ASE Electronics (M) Sdh, Bhd.     Packaging and testing of          Malaysia              $62,260       100.0%
                                  integrated circuits
ASE Test Inc.                     Testing of integrated circuits    Taiwan                186,322       100.0%
ISE LABS, Inc.                    Testing of integrated circuits    United States          70,564       100.0%
ASE (Chung Li) Inc.               Packaging and testing of          Taiwan                182,997        27.6%
                                  integrated circuits
ASE (Korea) Inc.                  Packaging and testing of          Korea                  37,976        30.0%
                                  integrated circuits

PROPERTY, PLANTS AND EQUIPMENT

     We maintain operations in Taiwan, Malaysia, and California. Our operations in Kaohsiung, Taiwan are located principally in three plants located in the Nantze Export Processing Zone in Kaohsiung with a total floor space of approximately 750,000 square feet, which includes a total clean-room space of approximately 365,000 square feet. Substantially all of our facilities in Kaohsiung, including our principal executive offices, are located at these plants. One plant with a floor space of approximately 352,000 square feet is located in a building purchased in January 1997 from a subsidiary of ASE, Inc. and is located on land leased from the ROC government under a lease which expires in December 2006. One plant with a floor space of approximately 289,000 square feet is located in a building purchased in December 2001 from an affiliate of ASE, Inc. and is located on land leased from the ROC government under a lease which expires in December 2012. In addition, we lease from ASE, Inc. floor space of approximately 109,000 square feet in an adjacent building. We also lease approximately 68,000 square feet from ASE Chung Li.

     We currently operate testing and packaging facilities in Bayan Lepas Free Trade Zone, Penang, Malaysia, with a total floor space of approximately 703,000 square feet, which includes a front-end clean-room of approximately 37,000 square feet, a back-end packaging area of approximately 79,000 square feet and a final test clean-room of approximately 76,000 square feet.

     ISE Labs maintains an approximately 194,000 square foot testing facility in Fremont, California, an approximately 21,000 square foot testing facility in Singapore, an approximately 20,000 square foot testing facility in Hong Kong, and an approximately 13,000 square foot testing facility in Austin, Texas.

Item 5.  Operating and Financial Review and Prospects.

OPERATING RESULTS AND TREND INFORMATION

Overview

     We provide our customers with a complete range of semiconductor testing services. These services are primary components of the semiconductor manufacturing process. Our services generally focus on complex, high-performance logic/mixed-signal semiconductors, such as system on a chip ("SOC"), and include front-end engineering testing, wafer probing and final testing. At our facilities in Malaysia, we also provide a broad range of leadframe and laminate-based semiconductor packaging services, including package types such as ball grid array (BGA), quad flat package (QFP), and thin quad flat package (TQFP). For more information on our testing and packaging services, see "Item 4. Information on the Company--Business Overview--Principal Products and Services."

     Beginning in the fourth quarter of 2000 and continuing through 2001, we experienced a significant downturn in the semiconductor industry. During this downturn we saw a material decline in our business caused by a decline in average selling prices and a curtailment in overall business demand for our services. We expect the average selling prices for our products to continue to decline for the foreseeable future. The decrease in our net revenues during 2001 was across each of the principal end-use applications for the products which we tested and packaged -- communication, personal computer and consumer electronics. In 2002, we experienced a gradual improvement in our net revenues compared to 2001 as a result of a modest recovery in the semiconductor industry since the second quarter of 2002. This improvement was generally concentrated in the testing of more complex, high-performance semiconductors and the packaging of more advanced package types.

Sale of Manteca Packaging Facility

     In June 2000, we entered into an agreement to sell our Manteca, California packaging operations to a group of buyers, which includes certain members of ISE Labs' management, for an estimated price of $4.3 million. Upon completion of the sale, the purchasers acquired all of the net assets of the Manteca packaging operations arising subsequent to December 31, 1999. In 1999, our Manteca packaging operations generated $8.7 million in net revenues and had a pre-tax loss of $2.3 million. For the semi-annual period ended June 30, 2000, our Manteca packaging operations generated $5.0 million in net revenues and had a pre-tax loss of $1.1 million. ISE Labs incurred a disposition loss in 2000 of approximately $1.3 million, net of tax benefits of $0.6 million, in connection with the sale. This disposition loss was considered an adjustment of the purchase price allocation.

Net Revenues and Pricing

     We recorded net revenues of $440.3 million, $298.5 million and $302.0 million in 2000, 2001 and 2002, respectively. Our net revenues are primarily affected by the volume of units tested and packaged, the selling prices for these units, and currency fluctuations. The volume of units tested and packaged has been primarily affected by upturns and slowdowns in the semiconductor industry. Our decrease in net revenues from 2000 to 2001 was the result of a slowdown and our increase in net revenues from 2001 to 2002 was the result of the modest recovery in the semiconductor industry since the second quarter of 2002. Currency fluctuations affect our net revenues by increasing or decreasing the revenue we receive per unit when sales are translated into local currency.

     In 2000, 2001 and 2002, our packaging revenues accounted for 28.2%, 25.2% and 29.0% while testing revenues accounted for 71.8%, 74.8% and 71.0%, respectively, of our net revenues. In 2002, approximately 98% of our net testing revenues were derived from testing complex, high-performance logic/mixed-signal semiconductors, as compared to nearly the same percentage in 2001. High pin-count semiconductor packages are package types with pin-counts of greater than 100 leads. In 2002, approximately 57% of our net packaging revenues were derived from packaging high pin-count semiconductors, as compared to 60% in 2001. We have expanded testing capabilities and a broad geographic presence in the United States, Taiwan, Malaysia and Singapore in close proximity to key centers for outsourced semiconductor manufacturing and semiconductor designing. In 2002, approximately 54% of our net revenues were derived from operations outside of Taiwan, as compared to 60% in 2001.

     The semiconductor industry is characterized by a general trend towards declining prices for products and services of a given level of technology over time. During periods of intense competition and adverse conditions in the semiconductor industry, the pace of this decline in prices for our services may be more rapid than that experienced in other years. The average selling prices of our testing and packaging services have experienced sharp declines during such periods as a result of intense price competition from other independent testing and packaging companies that attempt to maintain high capacity utilization levels in the fare of reduced demand. During the industry downturn commencing in the fourth quarter of 2000, we experienced a significant deterioration in average selling prices which resulted in our company incurring a net loss in 2001 and 2002.

     Declines in selling prices have been partially offset over the last three years by a change in our revenue mix. In particular, we have been testing more complex, high-performance logic/mixed-signal semiconductors, which are used in communication, personal computer, and consumer electronic and products, and packaging higher pin-count package types. We plan to continue to develop and offer new technologies in testing and packaging services and expanding our capacity to achieve economies of scale, as well as improve production efficiencies for older technology, in order to mitigate the effects of declining prices on our profitability.

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

Cost of Revenues

     Our operations are capital intensive and are characterized by relatively high fixed costs. High-end testers can cost several million dollars each. Testing equipment has become more expensive in recent years because the growing technological complexity of semiconductors has required increasingly complex testing services. Increases or decreases in capacity utilization rates can have a significant effect on gross profit margins, as the unit cost of testing services generally decreases as fixed charges, such as equipment depreciation expense, are allocated over a larger number of units. Depreciation and amortization are the principal components of our testing costs as testing requires minimal raw materials. In 2000, 2001 and 2002, our testing depreciation expense as a percentage of net testing revenues was approximately 25%, 52% and 57%, respectively. We begin depreciating our equipment when it is placed into service. There may be a time lag between when our equipment is placed into service and when it achieves high levels of utilization. In periods of depressed industry conditions such as 2001 and 2002, we may experience lower than expected demand from customers and a sharp decline in the average selling price of our testing services, resulting in an increase in depression expense relative to net revenues. In particular, the capacity utilization rates for our testing equipment are more severely affected during an industry down as a result of the decrease in outsourcing demand from integrated device manufacturers, which typically maintain larger in-house testing capacity than in-house packaging capacity.

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

     As our testing operations require minimal raw materials, substantially all of our raw material costs are accounted for by our packaging operations. Raw material costs as a percentage of our packaging revenues were 40%, 46% and 46% in 2000, 2001 and 2002, respectively. We expect raw materials to become an increasingly important component of the cost of our packaging revenues and we plan to continue our development and production of interconnect material through ASE Material in order to help ensure an adequate supply of raw materials at competitive prices and reduce production time.

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

Non-Operating Income and Expenses

     Our non-operating income and expenses are primarily composed of interest income and expenses, goodwill amortization, gain or loss on long-term investments, and foreign exchange gain or loss. Our interest income is primarily derived from fixed return deposits and investment funds. For more information concerning goodwill amortization, see "- Goodwill Amortization". Our long-term investments include ASE Korea, ASE Chung Li and

ASE Material. The year-end restatement of our foreign exchange assets and liabilities according to the prevailing exchange rate has a large impact on our foreign exchange gain or loss.

     Our loss on long-term investments in equity investees was $1.5 million in 2002 compared to a loss of $7.3 million in 2001. This was composed of the results of operations of ASE Chung Li and ASE Korea and the results of operations of ASE Material. We own a 27.6% and 30.0% interest in ASE Chung Li and ASE Korea, respectively. Therefore, we account for ASE Chung Li and ASE Korea as affiliates under the equity method and record their gains and losses to us as gain or loss on long-term investment. Although we only own 4.0% of ASE Material, ASE, Inc. owns 56.6%; therefore, we account for ASE Material under the equity method, recording their gains and losses to us as gain or loss on long-term investment.

Goodwill Amortization

     Our operating and non-operating income in recent years have been affected by goodwill amortization charges in connection with acquisitions, the restructuring of our investment holdings and other share repurchases. Under ROC GAAP, additional purchases of shares of consolidated subsidiaries (majority owned) or of companies accounted for using the equity method (less than majority but greater than 20% owned) will generate goodwill in an amount equal to the difference between the purchase price and the book value per share of those shares. The goodwill generated is amortized over ten years. Goodwill amortization from the purchases of shares of consolidated subsidiaries are recognized under general and administrative expense. Goodwill amortization from the purchases of shares of companies accounted for using the equity method, are recognized as a debit under investment income. Our goodwill is derived from the acquisitions of ISE Labs and ASE Korea.

Critical Accounting Policies and Estimates

     Preparation of our consolidated financial statements requires us to make estimates and judgments in applying our critical accounting policies which have a significant impact on the results we report in our consolidated financial statements. We continually evaluate these estimates, including those related to allowances for doubtful accounts, inventories, allowances for deferred income tax assets, useful lives of properties, realizability of long-term assets, goodwill and valuation of marketable securities and long-term investments. We base our estimates on historical experience and other assumptions, which we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions. We have identified below the accounting policies that are critical to our consolidated financial statements.

     Revenue recognition. Revenues from semiconductor packaging services that we provide are recognized upon shipment. Revenues from testing services that we provide are recognized upon completion of the services. We do not take ownership of: (i) bare semiconductor wafers received from customers that we package into finished semiconductors, and (ii) packaged semiconductors received from customers that we test as to whether they meet performance specifications. The title and risk of loss remains with the customer for those bare semiconductors and/or packaged semiconductors. Accordingly, the cost of customer-supplied semiconductor materials is not included in our consolidated financial statements. Other criteria that we use to determine when to recognize revenue are: (i) persuasive evidence that the services provided exist, (ii) the selling price is fixed or determinable and (iii) collectibility is reasonably assured. These policies are consistent with provisions in the Staff Accounting Bulletin No. 101 issued by the United States Securities and Exchange Commission. We do not provide warranties to our customers except in cases of defects in the packaging services provided and deficiencies in testing services provided. An appropriate sales allowance is recognized in the period during which the sale is recognized, and is estimated based on historical experience.

     Allowance for Doubtful Accounts. We periodically record a provision for doubtful accounts based on our evaluation of the collectibility of our accounts receivable. The total amount of this provision is determined by us as follows. We first identify the receivables of customers that are of a higher credit risk based on their current overdue accounts with us, difficulties collecting from these customers in the past or their overall financial condition. For each of these customers, we estimate the extent to which it will be able to meet its financial obligations to us, and we record an allowance that reduces our accounts receivable for that customer to the amount that we reasonably believe will be collected. For all other customers, we maintain an allowance for doubtful accounts equal to a percentage of their aggregate accounts receivable. Based on our experience, we currently maintain an allowance for the account receivables of these other customers which average between 3% and 4%, on a consolidated basis, of our accounts receivable. Additional allowance may be required in the future if the financial condition of our customers or general economic conditions deteriorate, and this additional allowance would reduce our net income.

     Inventories. Inventories are recorded at cost when acquired and stated at the lower of weighted average cost or market value. Market value for finished goods and work in process is the net realized value. Market value for raw materials, supplies and spare parts is the replacement costs. An allowance for loss on decline in market value and obsolescence is provided based on the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. An additional inventory provision may be required if actual market conditions are less favorable than those projected.

     Allowances for Deferred Income Tax Assets. Tax benefits arising from deductible temporary differences, unused tax credits and net operating loss carry forwards are recognized as deferred tax assets. We record a valuation allowance to reduce our deferred income tax assets to an amount that we believe will more likely than not be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need and amount for the valuation allowance. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of our net recorded amount, an adjustment to our deferred income tax assets would increase income in the period such determination was made. Alternatively, should we determine that we would no be able to realize all or part of our net deferred income tax assets in the future, an adjustment to our deferred income tax assets would decrease income in the period such determination was made.

     Useful Lives of Properties. Our operations are capital intensive and we have significant investment in expensive testing and packaging equipment. Properties represented 61% and 57% of our total assets as of December 31, 2001 and 2002, respectively. We depreciate our properties based on our estimate of their economic useful lives to us based on our judgment, historical experience and the potential obsolescence of our existing equipment brought about by the introduction of more sophisticated testing and packaging technologies and processes. If we subsequently determine that the actual useful life of a property is shorter than what we had estimated, we will depreciate the remaining undepreciated value of that asset over its remaining economic useful life. This would result in increased depreciation expense and decreased net income during those periods. Similarly, if the actual lives of properties are longer than what we had estimated, we would have a smaller depreciation expense and higher net income in subsequent periods. As a result, if our estimations of the useful lives of our properties are not accurate, our net income in future periods would be affected.

     Realizabiity of Long-Term Assets. We are required to evaluate our equipment, goodwill and other long-lived assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge. We have adopted U.S. Statement of Financial Accounting Standards, or U.S. SFAS, No. 144, "Accounting for the Impairment for Disposal of Long-Lived Assets" to account for the impairment of our long-lived assets under both ROC GAAP and U.S. GAAP. In accordance with U.S. SFAS No. 144, long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets against the net book value of the assets. If the recoverability test indicates that an impairment has occurred, the impairment loss is the amount of the asset's net book value in excess of the related fair value. In 2002, we took a $35.3 million impairment charge against some of our testing equipment to reflect the decline in economic value of the equipment.

     Goodwill. Under U.S. GAAP, goodwill recognized prior to June 30, 2001 is recognized as an asset and amortized over its estimated useful life. Goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The U.S. Financial Accounting Standards Board, or FASB, issued U.S. SFAS No. 142, "Goodwill and Other Intangible Assets". U.S. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under U.S. SFAS No. 142, goodwill and intangibles are evaluated at least annually to determine if an impairment write down is required. As of December 31, 2002, we had goodwill of $82.4 million primarily relating to our testing operations. We completed our transitional impairment test as of January 1, 2002 and an annual goodwill impairment test at December 31, 2002 and found no impairment. However, if events and circumstances deteriorate in the future, the value of the goodwill could be impaired under U.S. GAAP.

Results of Operations

     The following table sets forth, for the periods indicated, selected income statement items from our Consolidated Financial Statements.

                                                                   Year Ended December 31,
                                                           -----------------------------------------
                                                               2000           2001           2002
                                                           -----------    -----------    -----------
                                                                         (in thousands)
Net revenues:
   Testing .............................................   $   316,158    $   223,193    $   214,331
   Packaging ...........................................       124,127         75,273         87,631
                                                           -----------    -----------    -----------
   Total net revenues ..................................       440,285        298,466        301,962
Cost of revenues .......................................       263,513        265,271        280,573
                                                           -----------    -----------    -----------
Gross profit ...........................................       176,772         33,195         21,389
Operating expenses:
   Selling, general and administrative .................        42,807         35,335         68,903
   Research and development ............................        12,059         14,397         18,342
   Goodwill amortization ...............................         7,054          7,530         10,105
                                                           -----------    -----------    -----------
     Total operating expenses ..........................        61,920         57,262         97,350
                                                           -----------    -----------    -----------
Income (loss) from operations ..........................       114,852        (24,067)       (75,961)
Non-operating income (expense):
   Interest expense - net ..............................       (14,740)       (13,783)       (14,396)
   Investment income (loss) under equity method - net ..        16,127         (7,344)        (1,496)
   Loss on long-term investments in bonds ..............        (3,157)          (345)            --
   Foreign exchange gain (loss) - net ..................         3,280          2,382         (1,169)
   Other non-operating income (expense) ................        (2,719)         1,393          1,511
                                                           -----------    -----------    -----------
     Total non-operating income (expense) - net ........        (1,209)       (17,697)       (15,550)
                                                           -----------    -----------    -----------
 Income (loss) from continuing operations before
  income taxes and minority interest ...................       113,643        (41,764)       (91,511)
Income tax benefit (expense) ...........................        (2,197)        (6,522)        10,243
Income (loss) from continuing operations ...............       111,446        (48,286)       (81,268)
Loss from discontinued operations ......................          (758)            --             --
Minority interest in net loss (income) of
     subsidiaries ......................................        (3,493)         2,527             --
                                                           -----------    -----------    -----------
Net income (loss) (ROC GAAP) ...........................   $   107,195    $   (45,759)   $   (81,268)
                                                           ===========    ===========    ===========
Net income (loss) (U.S. GAAP) ..........................   $   101,173    $   (72,928)   $   (73,325)
                                                           ===========    ===========    ===========

     The following table sets forth, for the periods indicated, selected income statement items from our Consolidated Financial Statements.

                                                                 Year Ended December 31,
                                                           ------------------------------------
                                                             2000          2001          2002
                                                           --------     ---------     ---------
                                                               (percentage of net revenues)
Net revenues ..........................................       100.0%        100.0%        100.0%
   Testing ............................................        71.8          74.8          71.0
   Packaging ..........................................        28.2          25.2          29.0
                                                           --------     ---------     ---------
Cost of revenues ......................................        59.9          88.9          92.9
                                                           --------     ---------     ---------
Gross profit ..........................................        40.1          11.1           7.1
Operating expenses:
   Selling, general and administrative ................         9.7          11.9          22.8
   Research and development ...........................         2.7           4.8           6.1
   Goodwill amortization ..............................         1.6           2.5           3.4
                                                           --------     ---------     ---------
     Total operating expenses .........................        14.0          19.2          32.3
Income (loss) from operations .........................        26.1          (8.1)        (25.2)
Non-operating income (expense):
   Interest expense - net .............................        (3.3)         (4.6)         (4.8)
   Investment income (loss) under equity method - net .         3.7          (2.5)         (0.5)
   Loss on long-term investments in bonds .............        (0.7)         (0.1)           --
   Foreign exchange gain (loss) - net .................         0.7           0.8          (0.4)
   Other non-operating income (expense) ...............        (0.7)          0.5           0.6
                                                           --------     ---------     ---------

                                                                 Year Ended December 31,
                                                           ------------------------------------
                                                             2000          2001          2002
                                                           --------     ---------     ---------
                                                               (percentage of net revenues)
     Total non-operating income (expense) - net .......        (0.3)         (5.9)         (5.1)
                                                           --------     ---------     ---------
Income (loss) before income taxes and minority interest        25.8         (14.0)        (30.3)
Income tax benefit (expense) ..........................        (0.5)         (2.2)          3.4
Income (loss) from continuing operations ..............        25.3         (16.2)        (26.9)
Loss from discontinued operations .....................        (0.2)           --            --
                                                           --------     ---------     ---------
Minority interest in net income (loss) of subsidiaries         (0.8)          0.9            --
Net income (loss) (ROC GAAP) ..........................        24.3         (15.3)        (26.9)
                                                           ========     =========     =========
Net income (loss) (U.S. GAAP) .........................        23.0         (24.4)        (24.3)
                                                           ========     =========     =========

     The following table sets forth, for the periods indicated, our consolidated net revenues, gross profit and gross margin.

                                                    Year Ended December 31,
                                               --------------------------------
                                                 2000        2001        2002
                                               --------    --------    --------
                                                        (in thousands)
Net revenues:
   Testing .................................   $316,158    $223,193    $214,331
   Packaging ...............................    124,127      75,273      87,631
                                               --------    --------    --------
   Total ...................................    440,285     298,466     301,962

Gross profit:
   Testing .................................    142,078      27,277      15,346
   Packaging ...............................     34,694       5,918       6,043
                                               --------    --------    --------
   Total ...................................    176,772      33,195      21,389

Gross margin:
   Testing .................................       44.9%       12.2%        7.2%
   Packaging ...............................       28.0%        7.9%        6.9%
   Total ...................................       40.1%       11.1%        7.1%


Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Net Revenues. Our net revenues increased 1.2% to $302.0 million in 2002 from $298.5 million in 2001, primarily as a result of increased sales volumes, partially offset by decreased average realized selling prices. In 2002, our net testing revenues accounted for 71.0% of our net revenues and our net packaging revenues accounted for 29.0% of our net revenues, compared to 74.8% and 25.2%, respectively, of our net revenues in 2001. The decrease in testing revenues resulted primarily from a decrease in the averaging selling prices for testing services, partially offset by an increase in testing volume. The increase in packaging revenues resulted primarily from an increase in packaging volume, partially offset by a decrease in the averaging selling prices for packaging services. The increases in testing and packaging volume resulted primarily from the modest recovery in the semiconductor industry and the increase in outsourcing of the packaging and testing of semiconductor devices. The decrease in average realized selling prices reflects the general trend in the semiconductor industry of declining prices for each input/output lead on a semiconductor device. This decrease was partially offset by a change in the revenue mix as a result of devices with higher numbers of leads per device accounting for a greater portion of the packaging volume, and as we tested more complicated semiconductor devices.

     Gross Profit. Our gross profit decreased 35.6% to $21.4 million in 2002 from $33.2 million in 2001 and our gross margin decreased to 7.1% in 2002 from 11.1% in 2001. This decrease was primarily a result of increases in depreciation and raw materials costs. Our gross margin for testing decreased to 7.2% in 2002 from 12.2% in 2001 primarily as a result of an increase in depreciation expense as a percentage of our net testing revenues. Our gross margin for packaging decreased to 6.9% in 2002 from 7.9% in 2001 primarily as a result of increases in raw material and factory supplies, partially offset by a decrease in depreciation expense, all as a percentage of our net packaging revenue. Depreciation expense increased 6.0% to $137.8 million in 2002 from $130.1 million in 2001, primarily because new equipment was placed in service in 2001 and 2000. Depreciation expense as a percentage of net revenues increased to 45.6% in 2002 from 43.6% in 2001. Raw materials costs increased 18.7% to $40.8 million in

2002 from $34.3 million in 2001 primarily as a result of increased sales. As a percent of net revenues raw materials costs increased to 13.5% in 2002 from 11.5% in 2001.

     Operating Income and Loss. We incurred an operating loss of $76.0 million in 2002 compared to an operating loss of $24.1 million in 2001. Operating margin declined to negative 25.2% in 2002 from negative 8.1% in 2001, primarily as a result of an impairment of long-lived assets of $35.3 million booked under selling, general and administrative expenses, as well as lower gross margin, increased selling, generally and administrative expenses, and increased research and development expenses, each expressed as a percentage of net revenues. Selling, general and administrative expenses, including goodwill amortization, increased 84.3% to $79.0 million in 2002 from $42.9 million in 2001. The increase was primarily due to an impairment charge of $35.3 million of long-lived assets booked under general and administrative expenses in 2002 compared to nil in 2001 and increased goodwill amortization. We took this impairment charge against some of our testing equipment in 2002 to reflect the decline in economic value of the equipment. Goodwill amortization increased 34.2% to $10.1 million in 2002 from $7.5 million in 2001 due primarily to our purchase of additional shares of ISE Labs. As a percentage of net revenues, selling, general and administrative expenses, including goodwill amortization, increased to 26.2% in 2002 from 14.4% in 2001. Research and development expenses increased 27.4% to $18.3 million in 2002 from $14.4 million in 2001. As a percentage of net revenues, research and development expenses increased to 6.1% in 2002 from 4.8% in 2001. The increase was primarily due to increased depreciation of equipment dedicated to research and development uses, increased expenditures on factory supplies and an increase in the numbers of employees employed in research and development.

     Net Non-Operating Income and Expense. Net non-operating expense decreased 12.1% to $15.6 million in 2002 from $17.7 million in 2001, primarily as a result of a decrease in loss from equity investees, partially offset by a decrease in net foreign exchange gain. We had a loss of $1.5 million as compared to a loss from equity investees of $7.3 million in 2001, primarily as a result of decreased net loss of our affiliate, ASE Korea, and increased net income of our affiliate, ASE Chung Li. We incurred a net foreign exchange loss of $1.2 million in 2002 as compared to a net foreign exchange gain of $2.4 million in 2001, primarily as a result of the depreciation of the NT dollar, which had a negative impact on our U.S. dollar denominated and Japanese yen denominated liabilities.

     Net Income and Loss. As a result of the foregoing, we recorded a net loss of $81.3 million in 2002 compared to a net loss of $45.8 million in 2001.

     We recorded a U.S. GAAP adjusted net loss of $73.3 million in 2002 as compared to a net loss of $72.9 million in 2001. The U.S. GAAP adjustment in 2002 is primarily a result of an adjustment in goodwill amortization of $10.1 million in 2002. The U.S. GAAP adjustment in 2001 is primarily a result of stock option compensation of $26.7 million in 2001 from a compensation expense in relation to the exercise of certain stock options under the 1996 stock option plan.

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

     Gross Profit. Our gross profit decreased 81.2% to $33.2 million in 2001 from $176.8 million in 2000 and our gross margin decreased to 11.1% in 2001 from 40.1% in 2000. This decrease was primarily a result of increased depreciation expense, partially offset by a decrease in raw materials costs. Our gross margin for testing decreased to 12.2% in 2001 from 44.9% in 2000 primarily as a result of increases in depreciation expenses and plant and machine rental costs, all as a percentage of our net testing revenue. Our gross margin for packaging decreased to 7.9% in 2001 from 28.0% in 2000 primarily as a result of increases in depreciation expense and raw material costs, all as a percentage of our net packaging revenue. Depreciation expense increased 24.4% to $130.1 million in 2001 from

$104.6 million in 2000, primarily because new equipment was placed in service in 2001 and 2000. Depreciation expense as a percentage of net revenues increased to 43.6% in 2001 from 23.8% in 2000. Raw materials costs decreased 30.7% to $34.3 million in 2001 from $49.5 million in 2000 primarily as a result of decreased sales. As a percent of net revenues, however, raw materials costs increased slightly to 11.5% in 2001 from 11.2% in 2000.

     Operating Income and Loss. We incurred an operating loss of $24.1 million in 2001 compared to operating income of $114.9 million in 2000. Operating margin decreased to negative 8.1% in 2001 from 26.1% in 2000, primarily as a result of lower gross margins, increased research and development expenses and increased selling, general and administrative expenses, each expressed as a percentage of net revenues. Research and development expenses increased 19.4% to $14.4 million in 2001 from $12.1 million in 2000. As a percentage of net revenues, research and development expenses increased to 4.8% in 2001 from 2.7% in 2000. The increase was primarily due to increased depreciation of equipment dedicated to research and development uses, increased expenditures on factory supplies and an increase in the numbers of employees employed in research and development. Selling, general and administrative expenses, including goodwill amortization, decreased 14.0% to $42.9 million in 2001 from $49.9 million in 2000. The decrease was primarily due to decreased expenses for salaries and bonuses achieved by our implementation of cost-cutting measures, partially offset by an increase in goodwill amortization in relation to the recalculation of goodwill amortization due to the disposal of Manteca. Goodwill is amortized using the straight-line method over five to ten years. As a percentage of net revenues, selling, general and administrative expenses, including goodwill amortization, increased to 14.4% in 2001 from 11.3% in 2000, primarily as a result of decreased sales volume.

     Net Non-Operating Income and Expense. Net non-operating expense increased 1,375.0% to $17.7 million in 2001 from $1.2 million in 2000, primarily as a result of a loss from equity investees and a decrease in net foreign exchange gain, partially offset by a decreased loss on long-term investments in bonds. We had a loss from equity investees of $7.3 million in 2001 as compared to an income from equity investees of $16.1 million in 2000, primarily as a result of a net loss from our affiliate, ASE Korea. Our net foreign exchange gain decreased 27.3% to $2.4 million in 2001 from $3.3 million in 2000, primarily as a result of gains produced by certain foreign exchange contracts in 2000. Our loss on long-term investments in bonds decreased 90% to $0.3 million in 2001 from $3.2 million in 2000, primarily as a result of a provision in 2000 for loss on the bonds of APP Global Finance Limited.

     Net Income and Loss. We recorded a net loss of $45.8 million in 2001 compared to a net income of $107.2 million in 2000, primarily as a result of the foregoing, and also as a result of increased income tax expense. Income tax expense increased 195.5% to $6.5 million in 2001 from $2.2 million in 2000, primarily as a result of the provision of valuation allowance recognized for a income tax credit in 2001 compared to a utilization of an income tax credit in 2000, both in relation to tax credits for machinery and equipment.

     We recorded a U.S. GAAP adjusted net loss of $72.9 million in 2001 as compared to a net income of $101.2 million in 2000. The U.S. GAAP adjustment in 2001 is primarily a result of stock option compensation of $26.7 million in 2001 from a compensation expense in relation to the exercise of certain stock options under the 1996 stock option plan. The U.S. GAAP adjustment in 2000 is primarily the result of compensation expenses of $6.0 million arising from the cash bonus given to our employees by us and ASE, Inc. shares given to our employees by our parent company accrued in 2000.

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

                                                                                            Quarter Ended
                                             -------------------------------------------------------------------------------
                                              Mar. 31,      Jun. 30,      Sep. 30,      Dec. 31,      Mar. 31,      Jun. 30,
                                                2001          2001          2001          2001          2002          2002
                                             ---------     ---------     ---------     ---------     ---------     ---------
                                                                                             (unaudited)
                                                                                           (in thousands)
Net revenues:
     Testing .............................   $  77,921     $  51,558     $  44,072     $  49,642     $  49,467     $  52,194
     Packaging ...........................      25,255        15,799        16,455        17,764        19,503        25,508
                                             ---------     ---------     ---------     ---------     ---------     ---------
     Total net revenues ..................     103,176        67,357        60,527        67,406        68,970        77,702
Cost of revenues .........................      73,585        63,292        61,868        66,526        66,273        70,861
                                             ---------     ---------     ---------     ---------     ---------     ---------

Gross profit .............................      29,591         4,065        (1,341)          880         2,697         6,841
                                             ---------     ---------     ---------     ---------     ---------     ---------
Operating expenses:
    Selling, general and administrative ..       9,635         9,872         8,085         7,743         8,576         7,849
    Research and development .............       3,975         3,086         3,455         3,881         3,964         4,818
 Goodwill amortization ...................       1,896         1,896         1,855         1,883         2,526         2,526
                                             ---------     ---------     ---------     ---------     ---------     ---------
 Total operating expenses ................      15,506        14,854        13,395        13,507        15,066        15,193
                                             ---------     ---------     ---------     ---------     ---------     ---------
Income (loss) from operations ............      14,085       (10,789)      (14,736)      (12,627)      (12,369)       (8,352)
Non-operating income (expense) ...........      (2,856)       (4,586)       (6,918)       (3,337)       (5,964)       (3,719)
                                             =========     =========     =========     =========     =========     =========
Income (loss) from continuing
    operations before income taxes and
    minority interest ....................      11,229       (15,375)      (21,654)      (15,964)      (18,333)      (12,071)
Income tax benefit (expense) .............      (1,578)       (3,767)         (202)         (975)        3,281         2,371
Minority interest in net loss (income)
        of subsidiaries ..................        (478)          423         1,008         1,574            --            --
                                             ---------     ---------     ---------     ---------     ---------     ---------
Net income (loss) (ROC GAAP) .............   $   9,173     $ (18,719)    $ (20,848)    $ (15,365)    $ (15,052)    $  (9,700)
                                             =========     =========     =========     =========     =========     =========
Net income (loss) (U.S. GAAP) ............   $   7,085     $ (44,441)    $ (22,498)    $ (13,074)    $ (13,882)    $  (8,433)
                                             =========     =========     =========     =========     =========     =========

Net revenues (ROC GAAP):
     Testing .............................        75.5%         76.5%         72.8%         74.8%         71.7%         67.2%
     Packaging ...........................        24.5%         23.5%         27.2%         25.2%         28.3%         32.8%

Gross margin .............................        28.7%          6.0%         (2.2)%         1.3%          3.9%          8.8%
Operating margin .........................        13.7%        (16.0)%       (24.3)%       (18.7)%       (17.9)%       (10.7)%

Net income margin:
     ROC GAAP ............................         8.9%        (27.9)%       (34.4)%       (22.8)%       (21.8)%       (12.5)%
     U.S. GAAP ...........................         6.9%        (66.0)%       (37.2)%       (19.4)%       (20.1)%       (10.9)%


                                             -----------------------
                                              Sep. 30,      Dec. 31,
                                                2002          2002
                                             ---------     ---------
Net revenues:
     Testing .............................   $  56,925     $  55,745
     Packaging ...........................      23,198        19,422
                                             ---------     ---------
     Total net revenues ..................      80,123        75,167
Cost of revenues .........................      73,721        69,718
                                             ---------     ---------

Gross profit .............................       6,402         5,449
                                             ---------     ---------
Operating expenses:
    Selling, general and administrative ..       8,609        43,869
    Research and development .............       5,057         4,503
 Goodwill amortization ...................       2,526         2,527
                                             ---------     ---------
 Total operating expenses ................      16,192        50,899
                                             ---------     ---------
Income (loss) from operations ............      (9,790)      (45,450)
Non-operating income (expense) ...........      (3,917)       (1,950)
                                             =========     =========
Income (loss) from continuing
    operations before income taxes and
    minority interest ....................     (13,707)      (47,400)
Income tax benefit (expense) .............       2,828         1,763
Minority interest in net loss (income)
        of subsidiaries ..................          --            --
                                             ---------     ---------
Net income (loss) (ROC GAAP) .............   $ (10,879)    $ (45,637)
                                             =========     =========
Net income (loss) (U.S. GAAP) ............   $  (7,998)    $ (43,012)
                                             =========     =========

Net revenues (ROC GAAP):
     Testing .............................        71.0%         74.2%
     Packaging ...........................        29.0%         25.8%

Gross margin .............................         8.0%          7.2%
Operating margin .........................       (12.2)%       (60.5)%

Net income margin:
     ROC GAAP ............................       (13.6)%       (60.7)%
     U.S. GAAP ...........................       (10.0)%       (57.2)%

     Our results of operations have been adversely affected by the global semiconductor industry downturn which commenced in the fourth quarter of 2000 and continued through the fourth quarter of 2001. Beginning in the second quarter of 2002, we experienced a gradual improvement in our net revenues as a result of a modest recovery in the semiconductor industry. To a lesser extent, our results of operations have also been affected by seasonality. Our first quarter net revenues have historically shown smaller sequential increases over the preceding fourth quarter, compared to other quarters of the year, primarily due to the combined effects of holidays in the United States, Taiwan and Malaysia. Moreover, the increase or decrease in net revenues of a particular quarter as compared with the immediately preceding quarter varies significantly. See "Item 3. Key Information--Risk Factors--Our operating results are subject to significant fluctuations, which could adversely affect the value of your investment".

Exchange Rate Fluctuations

     Currently, our net revenues from testing and packaging services are generally denominated in U.S. dollars and NT dollars, while the costs of revenues and operating expenses associated with testing and packaging services are generally incurred in U.S. dollars, NT dollars and Malaysian ringgit, as well as, to a lesser extent, Japanese yen, Singapore dollars and Hong Kong dollars. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing equipment, has been, and is expected to continue to be, denominated in U.S. dollars with the remainder in Japanese yen and other currencies. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Malaysian ringgit, will affect our costs and operating margins and could result in exchange losses. From time to time, we have engaged in, and may continue to engage in, hedging of foreign currency exposure through U.S. dollar borrowings and forward exchange rate contracts in an effort to mitigate the impact of exchange rate fluctuations. Despite these hedging and mitigating techniques, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recorded a net foreign exchange gain of $3.3 million in 2000 and $2.4 million in 2001 and we incurred a net foreign exchange loss of $1.2 million in 2002.

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

     Based on its status as a "pioneer" company, ASE Test Malaysia was granted exemptions from Malaysian income taxes for a period of five years from July 1, 1994 to June 30, 1999. Losses accumulated before the commencement of this period may be used to offset taxable income after the period ends. ASE Test Malaysia's tax holiday in Malaysia expired on June 30, 1999 and ASE Test Malaysia has received approval to be a "pioneer high technology" company in Malaysia, which entitles us to a five-year tax holiday substantially similar to our previous tax holiday. This tax holiday began retroactively on July 1, 1999 and will extend to June 30, 2004. See Note 13 of Notes to Consolidated Financial Statements.

     As of December 31, 2002, we had net deferred income tax assets, after valuation allowance, of $20.7 million, which consisted of tax credits arising from investments in machinery and equipment and research and development expenditures of ASE Test Taiwan. The tax credits of ASE Test Taiwan generally expire five years following their respective grants, and are available to reduce 50% of its income taxes payable in the first four years and 100% of such taxes payable in the fifth year. The tax credits of ASE Test Malaysia are available to reduce 100% of its income taxes payable after its pioneer period ends on June 30, 1999, and have no expiration date. The net non-current deferred income tax assets of ASE Test Taiwan are expected to be realized by 2004. We incurred a net tax benefit (expense) of $10.2 million, $(6.5) million and $(2.2) million in 2002, 2001 and 2000, respectively. See Note 13 of Notes to Consolidated Financial Statements.

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

     We are a holding company, and our only significant assets are our ownership interests in ASE Test Taiwan, ASE Test Malaysia and ISE Labs, as well as our 27.6% and 30.0% interest in ASE Chung Li and ASE Korea, respectively. Accordingly, our only internal sources of cash flow are primarily our share of the dividends, if any, paid by ASE Test Taiwan, ASE Test Malaysia and ISE Labs.

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

     The ROC Company Law also requires that 10% of annual net income as determined under ROC GAAP (less previous years' losses) be set aside as a legal reserve until the accumulated legal reserve equals the paid-in capital of ASE Test Taiwan. In addition, the articles of incorporation of ASE Test Taiwan require that before a dividend is paid out of the annual net income of ASE Test Taiwan, up to 2% of its annual net income as determined under ROC GAAP (less previous years' losses) should be paid to the directors and supervisors of ASE Test Taiwan as remuneration and 3% to 7% (both inclusive) of its annual net income as determined under ROC GAAP should be paid to the employees of ASE Test Taiwan as bonuses. The remaining balance shall be allocated as dividends on a pro rata basis pursuant to a resolution of the board of directors, approved by the shareholders, except that certain amounts of the balance may be reserved at the discretion of the board of directors of ASE Test Taiwan. See Note 12 of Notes to Consolidated Financial Statements. ASE Test Taiwan will not distribute any cash dividend with respect to the results of 2002.

   Dividends from ASE Test Malaysia

     Under existing Malaysia law, dividends declared and paid by ASE Test Malaysia are not subject to withholding tax. Under Malaysia's taxation system, the tax paid by a Malaysian company at the normal corporate tax rate is deemed paid by its shareholders. Thus, the shareholders receive dividends net of the tax paid by a Malaysian company. Dividends, either in cash or in any other form, received by either a resident or a non-resident of Malaysia are not subject to withholding tax. A corporate shareholder of a Malaysian company is taxed on the gross amount of dividends (namely, the cash amount of the dividend plus an amount of tax credit equal to the gross amount of dividends multiplied by the corporate income tax rate at the date of payment of the dividend), and the tax paid by the Malaysian company effectively becomes available to its shareholders as a tax credit to offset their Malaysia income tax liability on the gross amount of dividends received. Therefore, no further Malaysia income tax will be imposed on the net dividends received by the shareholders of the Malaysian company.

     ASE Test Malaysia is owned by our wholly-owned subsidiary, ASE Holdings (Singapore) Pte Ltd., which we refer to as ASE Holdings Singapore. Based on its pioneer company status, ASE Test Malaysia was granted exemptions from Malaysian income taxes for a period of five years from July 1, 1994 to June 30, 1999 whereby 100% of adjusted income (before tax depreciation) is exempted. Capital allowance and losses accumulated before the commencement of the five-year period may be used to offset taxable income after ASE Test Malaysia's pioneer period ends. ASE Test Malaysia has been granted tax exemptions for high technology pioneer status, which began retroactively from July 1, 1999, and will extend to June 30, 2004.

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

                                                  Year Ended December 31,
                                             ---------------------------------
                                                2000        2001          2002
                                             --------    --------     --------
                                                       (in millions)
Net income:
ROC GAAP ................................    $  107.2    $  (45.8)    $  (81.3)
U.S. GAAP ...............................       101.2       (72.9)       (73.3)
Shareholders' equity:
ROC GAAP ................................    $  643.1    $  597.5     $  538.9
U.S. GAAP ...............................       638.8       596.2        547.7

     Note 26 of Notes to Consolidated Financial Statements provides a description of the principal differences between ROC GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of select items, including net income and shareholders' equity. Differences between ROC GAAP and U.S. GAAP which have a material effect on our net income as reported under ROC GAAP, relate to impairment of goodwill and compensation expense pertaining to bonuses to employees, directors and supervisors.

     Effective January 1, 2002, we adopted U.S. SFAS No. 142; "Goodwill and other Intangible Assets", which requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis. In conjunction with the implementation of U.S. SFAS No. 142, we completed a goodwill impairment review as of January 1, 2002 using a fair value based approach in accordance with the provision of the standard and found no impairment. Based on acquisitions completed as of June 30, 2001, application of the goodwill non-amortization provisions resulted in a decrease in amortization of approximately $10.1 million for 2002 which continues to be recorded for ROC GAAP purposes. We completed our annual goodwill impairment test at December 31, 2002 and found no impairment.

     We paid bonuses to ASE Test Taiwan's employees in 2000 in the form of cash and expect to pay all or a portion of employee bonuses in future periods in the form of cash. We did not, however, pay such a bonus in 2001 and 2002. Under ROC GAAP, cash bonuses are charged against retained earnings after such appropriations are approved by the board of directors and the shareholders in the following year. In addition to ASE Test Taiwan's regular bonus plan, employees of ASE Test Taiwan are eligible to participate in our parent company ASE, Inc.'s share bonus plan. Under ASE, Inc.'s share bonus plan, ASE, Inc. grants bonuses in the form of its common shares which are issued from the capitalization of its retained earnings to employees.

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

     In May 2001, the Company's directors exercised certain stock options for 2,480,000 shares at $3.5 per share under the 1996 stock option plan. ASE, Inc. was concerned about potential dilution caused by the sales of these shares into the marketplace and decided, based on a resolution of its board of directors, to purchase these shares from the directors at the approximate market price of $14.27 per share on the day the options were exercised. Under ROC GAAP, such a share purchase is accounted for as additional investment in our shares by ASE, Inc. However, under U.S. GAAP, when shares are purchased from employees within six months after the exercise of vested options, the compensation expense shall be measured as the difference between the market price of the shares on the date of purchase and the market price on the date the options were issued. Consequently, the difference amounting to $26,710,000 arising from such share purchase by ASE, Inc. was recorded by the Company as compensation expenses and credited to capital surplus. See Note 26 of Notes to Consolidated Financial Statements.

Recent U.S. GAAP Accounting Pronouncements

     We are required by SEC Staff Accounting Bulletin No. 74 to disclose the impact that recently issued accounting standards will have on our financial statements when adopted in a future period, as well as make certain disclosure about recently issued accounting standards.

     In June 2001, the U.S. Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires, among other things, retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long-lived asset. The capitalized element is required to be expensed using a systematic and rational method over its useful life. SFAS No. 143 was adopted by us on January 1, 2003 and is not expected to have a material impact on our U.S. GAAP financial results.

     In April 2002, the FASB issued SFAS No.145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No.13, and Technical Corrections". Among other things, this statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", which required all gains and losses from the early extinguishment of debt to be aggregated and, if material classified as extraordinary. This statement now requires those gains and losses to be classified as unusual and infrequently occurring events and transactions. The statement was effective upon issuance in April 2002 for prospective transactions. The adoption of this statement would require the Company to reclassify the extraordinary loss recognized for ROC GAAP to unusual and infrequent events for U.S. GAAP. As this statement is for prospective transactions, there is no impact to our financial information under U.S. GAAP.

     In July 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No.146 requires that a liability for a cost associated with an exit or disposal activity should be measured at fair value and recorded when it meets the definition of a liability in FASB Concepts Statement No.6, "Elements of Financial Statements". SFAS No. 146 superceded EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in Restructuring)", which required recognition of a liability for costs associated with an exit or disposal activity when the company committed to an exit/disposal plan. SFAS No.146 is effective for exit or disposal activities initiated after December 31, 2002. Restatement of prior periods is not required. SFAS No.146 applies to future restructuring activities and the application of SFAS No.146 has no impact on our U.S. GAAP financial information.

     In December 2002, the FASB issued SFAS No.148, "Accounting for Stock-Based Compensation--Transition and Disclosure", and amends FASB No.123 "Accounting for Stock Based Compensation". This statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock--based employee compensation. It also amends the disclosure provisions of that statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. This statement is effective January 1, 2003. We have elected not to account for stock-based employee compensation using the fair value based method of accounting set forth in SFAS No.123 and No.128, but to continue to provide the disclosure requirements under SFAS No.123. Accordingly, this statement will not affect our financial statements until we decide to adopt the fair value based method of accounting set forth in SFAS No.123 and No.148.

     In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information on its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. We currently believe the adoption of recognition and initial measurement requirements of FIN 45 will not have a material impact on our financial position, cash flows or results of operations.

     In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities--an Interpretation of Accounting Research Bulletin (ARB) No. 51". FIN 46 requires the primary beneficiary to consolidate a variable interest entity (VIE) if it has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. FIN 46 applies immediately to VIEs created after January 31, 2003, and to VIEs in which the entity obtains an interest after that date. For VIEs acquired before February 1, 2003, the effective date for compliance by us is July 1, 2003. We are currently in the process of determining the impact of this statement on our results of operations, financial position and cash flows.

     In November 2002, the EITF reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables", related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. This method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. We will apply this consensus to our future multiple deliverable transactions and we do not believe it has an impact on our current operations, financial position and cash flows.

     In April 2003, the FASB issued SFAS No. 149, "Amendment to Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003. We have not determined the effect, if any, that SFAS No. 149 will have on our Consolidated Financial Statements.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, could be accounted for as equity be classified as liabilities, or assets in some circumstances. This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities whose shares are mandatorily redeemable. We do not expect the adoption of SFAS No. 150 to have an impact on our financial statements.

LIQUIDITY AND CAPITAL RESOURCES

     We have historically met a significant portion of our cash requirements from cash generated from operations and, prior to our initial public offering in June 1996, capital contributions by ASE, Inc. In addition, we have generated cash from the exercise of stock options granted under our various share option plans. From time to time, we have incurred short-term and long-term indebtedness. Our primary uses of cash have been to fund capital expenditures related to the expansion of our facilities and operations and for working capital requirements. If adequate funds are not available on satisfactory terms, we may be forced to curtail our expansion plans. Moreover, our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our testing and packaging services, which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the prices of our services caused by a downturn in the semiconductor industry. "See Item 3. Key Information--Risk Factors--Risks Relating to Our Business--Our operating results are subject to significant fluctuations, which would adversely affect the market value of your investment". The average selling prices of our testing and packaging services are likely to be subject to further downward pressure in the future. To the extent we do not generate sufficient cash flow from our operations to meet our cash requirements, we will have to rely on external financing. Other than as described in "--Off-Balance Sheet Arrangements", we have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our working capital or capacity expansion. Our net cash generated from operations (after working capital requirements) was $103.9 million in 2002, $147.0 million in 2001 and $203.6 million in 2000. Our cash and cash equivalents are primarily held in U.S. dollars.

     Net cash provided by operating activities amounted to $103.9 million for 2002, partly as a result of adjusting for non-cash depreciation and amortization of $154.3 million. Net cash provided by operating activities amounted to $147.0 million for 2001, partly as a result of adjusting for non-cash depreciation and amortization of $144.9 million. The decline in net cash generated by operating activities was primarily a result of a net loss of $81.3 million in 2002, compared to a net loss of $45.8 million in 2001. Depreciation and amortization increased in 2002 compared to 2001 primarily due to an increase in capital expenditures in 2002. Our net cash provided by operating activities amounted to $203.6 million for 2000, partly as a result of adjusting for non-cash depreciation and amortization of $117.5 million. The decline in net cash generated by operating activities in 2001 compared to 2000 was primarily a result of net loss of $45.8 million in 2001, compared to a net profit of $107.2 million in 2000. Depreciation and amortization increased in 2001 compared to 2000 primarily due to the full year effect of our capacity expansion in 2000.

     Net cash used in investing activities decreased to $131.5 million in 2002 from $144.2 million in 2001. This decrease reflected decreases in acquisitions of long-term investments in shares of stock and short-term investments, which was partially offset by the purchase of the shares of ISE Labs. Net cash used in investing activities decreased to $144.2 million in 2001 from $367.4 million in 2000. This decrease was primarily due to a significant decrease in the acquisition of machinery and equipment for our testing and packaging operations to $104.2 million in 2001 from $413.2 million in 2000.

     Net cash provided by financing activities in 2002 amounted to $38.7 million. This amount primarily reflected proceeds from long-term debt of $41.9 million, short-term debt of $34.1 million and issuance of ordinary shares of $21.0 million, partially offset by repayment of long-term debts of $58.2 million. Net cash used in financing activities in 2001 amounted to $52.8 million. This amount primarily reflected a decrease in payables for fixed assets of $39.3 million. Net cash provided by financing activities in 2000 amounted to $277.8 million, primarily reflecting proceeds of $271.8 million from our offering of capital shares in July 2000.

     We incurred capital expenditures of $126 million in 2002, $104 million in 2001 and $413 million in 2000. These expenditures were incurred primarily for the acquisition of new testing and packaging equipment and the expansion of existing facilities. As of December 31, 2002, we had commitments of $34.9 million for capital expenditures. We have projected capital expenditures in 2003 of approximately $150 million, primarily in connection with the acquisition of additional testing and packaging equipment and facility improvement. However, the actual amount of capital expenditures may vary from those budgeted for a variety of reasons, including changes in market conditions, unavailability or changes in scheduled delivery of specific equipment, changes in interest rates and other factors. In addition, we expect to continue to expand capacity in future periods. We expect to finance these expenditures from cash flow from operations and, when necessary, through debt or equity financing.

     As of December 31, 2002, our primary source of liquidity was $118.8 million of cash and cash equivalents and $2.5 million of short-term investments. Our short-term investments primarily consisted of investments in fixed income mutual funds. As of December 31, 2002, we had total availability under existing short-term lines of credit of $135.0 million, of which we had borrowed $44.0 million. The interest rate for borrowings under these facilities ranged from 1.78% to 2.57% per year as of December 31, 2002, as compared to 2.65% to 4.05% per year as of December 31, 2001. All of our short-term loans are revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent. We believe that our existing credit lines under our short-term loan facilities, together with cash generated from our operations, are sufficient to finance our working capital needs for the next 12 months. As of December 31, 2002, we had working capital of $64.4 million.

     Our long-term liabilities consist primarily of bank loans. As of December 31, 2002, we had outstanding long-term bank loans, less current portion, of $244.3 million. These long-term bank loans carried variable interest rates which ranged between 2.86% and 7.92% per year as of December 31, 2002, as compared to 2.91% to 7.92% per year as of December 31, 2001. We have pledged a substantial portion of our assets, with a carrying value of $140.0 million as of December 31, 2002, to secure our obligations under our short-term and long-term facilities.

     In June 1999, our wholly-owned subsidiary, ASE Test Finance Limited, issued $160 million in aggregate principal amount of 1% guaranteed convertible notes due 2004 to fund the acquisitions of ISE Labs and ASE Korea. These notes are convertible into our shares. These notes, which mature in July 2004 and, unless previously redeemed, converted or purchased and cancelled, will be redeemed at 136.92% of the principal amount in U.S. dollar at maturity. These notes are also convertible at the option of the holders from December 29, 1999 through July 1, 2004. In 2000, $0.11 million in aggregate principal amount of the convertible notes were converted into our shares. No conversions were made in 2001 and 2002.

     In June 2003, ASE Test Finance Limited entered into a five-year syndicated credit facility, for which Citibank N.A., Taipei Branch acted as the lead arranger. The total commitments under the facility amounted to $150 million. We plan to use the loan to refinance a portion of our $160 million 1% guaranteed convertible notes due 2004. We and our wholly-owned subsidiary, ASE Test, Inc., and ASE, Inc. have provided guarantee for ASE Test Finance Limited's payment obligations under the facility.

     Our long-term loans and facilities contain various financial and other covenants that could trigger a requirement for early payment. Among other things, these covenants require the maintenance of certain financial ratios, such as liquidity ratio, indebtedness ratio, interest coverage ratio and other technical requirements. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict out operations, including our ability to incur debt, pay dividends, make certain investments and payments and encumber or dispose of assets. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on our liquidity, as well as our financial condition and operations.

     The reduced levels of operating cash flow as a result of the downturn in the semiconductor industry resulted in the failure of ISE Labs to comply with the monthly and quarterly financial ratios under a $10 million bank loan agreement for the months from October 2002 through February 2003 and for the fourth quarter of 2002, respectively. These breaches constituted events of default and, as a result, the bank declared all of ISE Labs obligations under the agreement immediately due and payable. ISE Labs subsequently obtained a wavier of its breaches from the bank, repaid all of the amounts owed under the loan and terminated the loan agreement. See "Item 3. Key Factors--Risk Factors--Risk Related to Our Business--Restrictive covenants and broad default provisions in the agreements governing our existing debt may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations".

     The following tables set forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future, as of December 31, 2002:

                                                           Payments Due by Period
                                    ---------------------------------------------------------------------
                                                                (in millions)
                                    ---------------------------------------------------------------------
                                                                                                 2007 and
    Contractual Obligations            Total       2003        2004        2005        2006    thereafter
---------------------------------   ---------   ---------   ---------   ---------   ---------  ----------
Long-term Debt ..................       267.2        30.7       212.9        11.1        10.3         2.2
Capital Lease Obligations .......        12.8         5.0         4.8         3.0          --          --
Operating Leases ................        45.3         7.6         7.6         7.7         7.1        15.3

     We believe that our existing cash and cash equivalents, short-term investments, expected cash flow from operations and existing credit lines under our short-term loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements through the end of 2003. We have contractual obligations of $290.4 million due in the next three years. We intend to meet our payment obligations through the expected cash flow from operations, long-term debt and the issuance of additional equity or equity-linked securities. We will continue to evaluate our capital structure and may decide from time to time to increase or decrease our financial leverage through equity offerings or debt borrowings. The issuance of additional equity or equity-linked securities may result in additional dilution to our shareholders.

     From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment, acquisition or divestment. We believe that after taking into account amounts available under existing banking facilities, we will have adequate working capital to meet our current requirements.

Off-Balance Sheet Arrangements

     We have, from time to time, entered into interest rate swap transactions to hedge our interest rate exposure. As of December 31, 2002, there were no outstanding interest rate swap transactions. In addition, we have entered into foreign currency option contracts to hedge our existing assets and liabilities denominated in foreign currencies and identifiable foreign currency purchase commitments. As of December 31, 2002, we had no foreign currency option contracts outstanding. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

Inflation

     We do not believe that inflation in Taiwan has had a material impact on our results of operations.

RESEARCH AND DEVELOPMENT

     Our research and development efforts have focused primarily on improving the efficiency and technology of our testing services. The efforts include developing software for parallel testing of logic/mixed-signal semiconductors, rapid automatic generation and cross-platform conversion of test programs to test logic/mixed-signal semiconductors, and automatic code generation for converting and writing testing programs, testing new products using existing machines and providing customers remote access to monitor test results. We are also continuing development of interface designs to provide for high-frequency testing by minimizing electrical noise. We work closely with our customers in designing and modifying testing software and with equipment vendors to increase the efficiency and reliability of testing equipment. Our research and development operations also include a mechanical engineering group, which currently designs handler kits for semiconductor testing and wafer probing, as well as software to optimize capacity utilization.

     As of December 31, 2002, we employed 443 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals. We incurred research and development expenditures of $12.1 million, $14.4 million and $18.3 million in 2000, 2001 and 2002, representing approximately 2.7%, 4.8% and 6.1% of our net revenues, respectively. We have historically expensed all research and development costs as incurred and none is currently capitalized. ASE, Inc. has historically shared its research and development relating to our packaging operations with ASE Test Malaysia at no cost. While such arrangements are expected to continue in the future, no assurances can be given that ASE, Inc. will continue providing research and development at no cost, or at all.

Item 6.  Directors, Senior Management and Employees.

DIRECTORS AND SENIOR MANAGEMENT AND BOARD PRACTICES

Directors

     The following table sets forth information with respect to our directors as of December 31, 2002. With the exception of Joseph Tung and Sim Guan Seng, who were first appointed as directors in February 1996, Mr. Jeffrey Chen, who was first appointed in March 1998, Mr. Wang Yung-Kang, who was first appointed in April 1998, Mr. Raymond Lo, who was first appointed in May 2001, Mr. Kanapathi A/L Kuppusamy, who was first appointed in August 2000, and Mr. Alan Tien-Cheng Cheng, who was first appointed in June 1999, all of our directors were first appointed in June 1996. Except for Mr. Jeffrey Chen and Mr. Joseph Tung, whose terms have no expiration date, the current term of our directors expires on the date of the annual general shareholders' meeting in 2005. As of May 31, 2003, our directors and executive officers as a group held options covering an aggregate of 4,588,000 shares, of which options with respect to 2,615,500 shares were exercisable as of that date.

              Name                     Age                      Position
----------------------------------   ------    ---------------------------------------------
Richard H.P. Chang................     56      Chairman and Chief Executive Officer
Leonard Y. Liu....................     61      Director
David Pan.........................     58      Director and President
Jeffrey Chen......................     39      Director
Chin Ko-Chien.....................     57      Director
Wang Yung-Kang....................     62      Director
Alan Tien-Cheng Cheng.............     57      Director
Joseph Tung.......................     44      Director
Albert C.S. Yu....................     51      Director
David D.H. Tsang..................     61      Director
Sim Guan Seng.....................     43      Director
Raymond Lo........................     49      Director and President of ASE Test Taiwan
Kanapathi A/L Kuppusamy...........     51      Director and President of ASE Test Malaysia

     Richard H.P. Chang has served as our Chairman since 2001 and our Chief Executive Officer since February 2003. Mr. Chang served as our Vice Chairman from 1996 to 2001. Mr. Chang is also the Vice Chairman and President of ASE, Inc. He holds a degree in industrial engineering from Chung-Yuan University in Taiwan. Mr. Chang is the brother of Jason C.S. Chang, the Chairman and Chief Executive Officer of ASE, Inc.

     Leonard Y. Liu has served as a director of our company since 1996. Mr. Liu was our Chief Executive Officer from November 1999 to January 2003, when he elected to retire from that position. During that period, he also served as the President of ASE, Inc. Prior to joining our company, Mr. Liu was the Chairman, President and Chief Executive Officer of Walker Interactive Systems, Inc., a software company. He also serves as a director of Cadence Design Systems, Inc., a software company. He holds a degree in electrical engineering from the National Taiwan University and a doctorate in electrical engineering and computer science from Princeton University.

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

     Jeffrey Chen has served as a director of our company since 1998 and a director of ASE, Inc. since June 19, 2003. He served as our Chief Financial Officer from July 1998 to August 6, 2002. Mr. Chen has also served as Vice President of ASE, Inc. since May 2002 and as Assistant Vice President of the President's Office at ASE, Inc. since November 1994. Prior to joining ASE, Inc., Mr. Chen worked in the corporate banking department of Citibank, N.A., in Taipei and as the Vice President of corporate finance at Bankers Trust in Taipei. He holds a degree in finance and economics from Simon Fraser University in Canada and a masters degree in business administration from the University of British Columbia in Canada.

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

Executive Officers

     The following table sets forth information with respect to our executive officers.

              Name                   Age                 Position
---------------------------------  ------   ------------------------------------
Richard H.P. Chang...............    56     Chairman and Chief Executive Officer
David Pan........................    58     President
Richard C. Wei...................    40     Chief Financial Officer
Raymond Lo.......................    49     President of ASE Test Taiwan
Kanapathi A/L Kuppusamy..........    51     President of ASE Test Malaysia
Tien Wu..........................    46     Chief Executive Officer of ISE Labs

     Richard H.P. Chang. See "--Directors".

     David Pan. See "--Directors".

     Richard C. Wei has served as our Chief Financial Officer since August 2002. He was previously the chief financial officer of ISE Labs. Prior to joining our company in 2000, Mr. Wei was a research analyst with Morgan Stanley and Lehman Brothers in Hong Kong, with responsibility to cover the technology sector in non-Japan Asia, as well as a systems engineer with IBM in the United States. He holds a B.S. degree in computer science from the Massachusetts Institute of Technology and an MBA from Cornell University.

     Raymond Lo.  See "--Directors".

     Kanapathi A/L Kuppusamy.  See "--Directors".

     Tien Wu has served as the Chief Executive Officer of ISE Labs since March 2003 and a director of ASE, Inc. since June 19, 2003. Mr. Wu also serves as the Vice President of worldwide marketing and strategy of ASE Group. Prior to join ASE, Inc. in March 2000, he held various managerial positions with IBM. He holds a B.S.C.E. degree from the National Taiwan University and a M.S. degree in mechanical engineering and a Ph.D. degree in applied mechanics from University of Pennsylvania.

     There is no family relationship between any of our directors and executive officers and any other director and executive officer.

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

COMPENSATION

     The aggregate compensation paid in 2002 to our directors and our executive officers, including cash and share bonuses, was approximately $1.2 million. In addition, options in respect of an aggregate of 240,000 shares were granted to these persons in 2002. Such options have an exercise price of $6.1 and an expiration date of November 7, 2012. We did not set aside for pension, retirement or similar benefits for these persons in 2002. We also do not provide any severance benefits for our directors.

Bonus Plans

     We award bonuses to our employees at ASE Test Taiwan based on overall income and individual performance targets. All our employees at ASE Test Taiwan are eligible to receive bonuses. Our employees at ASE Test Taiwan received an aggregate of $0.0 million, $1.4 million and $1.9 million in 2002, 2001 and 2000, respectively, as cash bonuses.

     Starting in 1994, ASE, Inc. included employees of its subsidiaries in Taiwan in its existing employee bonus plan. Pursuant to this arrangement, our employees in Taiwan are eligible for cash and share bonuses based on ASE, Inc.'s consolidated net income and our contribution to its consolidated net income. We contributed $4.1 million to this bonus plan in 2000. We did not contribute to the plan in 2001 and 2002. Bonuses are given in cash and shares of ASE, Inc. common shares, valued at par, at the discretion of ASE, Inc. Actual amounts of bonuses to individual employees are determined based upon the employee meeting specified individual performance objectives. ASE, Inc. granted no share awards to our employees in 2002. It granted an aggregate of 4,147,594 shares and 4,045,230 shares in 2001 and 2000, respectively, as share awards to our employees with a fair market value at the date of grant of $3.3 million and $9.3 million, respectively. We expect ASE, Inc. to continue this practice in future periods. In addition to bonus shares granted under ASE, Inc.'s regular bonus plan, ASE, Inc. granted a special bonus to ASE Test Taiwan's employees in 2000 of shares of ASE, Inc. We record a compensation charge in our consolidated financial statements under U.S. GAAP based on the fair market value of the ASE, Inc. shares awarded, calculated at the date of the relevant board of directors meeting granting such awards. Because these were shares of ASE, Inc., the issuance of these shares will not have a dilutive effect on our shareholders. See "Item 5. Operating and Financial Review and Prospects -- Operating Results and Trend Information -- U.S. GAAP Reconciliation" and Note 27 of Notes to Consolidated Financial Statements.

Pension Plan

     ASE Test Taiwan has a defined benefit pension plan covering our regular employees. Retirement benefits are based on length of service and average salaries or wages in the last six months before retirement. ASE Test Taiwan makes monthly contributions, at 2% of salaries and wages, to a pension fund which is deposited in the name of, and administered by, the employees' pension plan committee. Our accrued pension cost as of December 31, 2002 was $1.7 million. See Note 14 of Notes to the Consolidated Financial Statements.

EMPLOYEES

Employees

     We had 5,707, 4,882 and 5,315 employees as of December 31, 2000, 2001 and 2002, respectively. The following table sets forth certain information concerning our employees as of the dates indicated:

                                                      As of December 31,
                                                ------------------------------
                                                  2000       2001       2002
                                                --------   --------   --------

Total .......................................      5,707      4,882      5,315
Function
Direct labor ................................      3,448      2,726      2,924
Indirect labor ..............................      1,291      1,280      1,410
Selling, general and administrative .........        582        527        538
Research and development ....................        386        349        443
Location
Taiwan ......................................      1,549      1,468      1,741
Malaysia ....................................      3,407      2,854      3,140
United States ...............................        523        438        361
Hong Kong ...................................        124         54          8
Singapore ...................................        104         68         65

     Our employees are not covered by any collective bargaining agreements. We have not experienced any strikes or work stoppages by our employees and believe that our relationship with our employees is good. Eligible employees may participate in the ASE, Inc. employee share bonus plan and stock option plan as well as the ASE Test share option plans.

SHARE OWNERSHIP

     The following table sets forth certain information with respect to our officers and directors as of May 31, 2003.

                                                   Percentage of
                                      Number of    Total Ordinary   Number of    Exercise Price
                                      Ordinary     Shares Issued     Options       of Options       Expiration Date of
      Officer or Director            Shares Held  and Outstanding    Held(1)          (US$)              Options
---------------------------------   ------------  ---------------  -----------   ---------------   --------------------
Richard H.P. Chang...............     1,046,276            1.06     1,100,000          6.1 - 20     9/16/03 - 11/07/12
Leonard Y. Liu...................        40,000            0.04     1,400,000          6.1 - 20     9/16/03 - 11/07/12
David Pan........................         4,700            -          300,000          6.1 - 20     9/16/03 - 11/07/12
Jeffrey Chen.....................             -            -          247,000          6.1 - 25     9/16/03 - 11/07/12
Chin Ko-Chien....................        36,000            0.04       238,000          6.1 - 20     9/16/03 - 11/07/12
Wang Yung-Kang...................        20,000            0.02       186,000          6.1 - 20     9/16/03 - 11/07/12
Alan Tien-Cheng Cheng............             -            -           60,000          6.1 - 20     8/09/04 - 11/07/12
Joseph Tung......................       173,000            0.17       240,000          6.1 - 20     9/16/03 - 11/07/12
Richard C. Wei...................             -            -           40,000             8.875                1/04/11
Albert C.S. Yu...................        45,176            0.05       100,000          6.1 - 20     9/16/03 - 11/07/12
David D.H. Tsang.................        20,000            0.02        92,000          6.1 - 20     9/16/03 - 11/07/12
Sim Guan Seng....................             -            -                -                 -                     --
Raymond Lo.......................             -            -          240,000          6.1 - 25     8/09/09 - 11/07/12
Kanapathi A/L Kuppusamy..........             -            -          175,000          6.1 - 25     9/16/03 - 11/07/12
Tien Wu..........................        11,000            -          170,000        8.875 - 25      8/09/09 - 1/04/11

---------
(1) Each option covers one ordinary share.

Share Option Plans

     We currently maintain five option plans which include plans adopted in each year from 1996 to 2000. Under our share option plans, our directors, employees, advisors and consultants and those of our affiliates may, at the discretion of a committee of our directors administering the plan, be granted options to purchase our shares at an exercise price of no less than their market value on the date of grant. The committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each grant, the vesting schedule to be in effect for each option grant and the maximum term for which each granted option is to remain outstanding, up to a maximum term of five years, or in the case of the 1999 and 2000 option plans, ten years. Our board of directors may amend or modify the plans at any time. As of December 31, 2002, an aggregate of 28,800,000 of our shares had been reserved for issuance and 13,331,363 options to purchase our shares remained outstanding under our various option plans. An aggregate of 7,480,000 options had been granted to the directors and executive officers of ASE Test. Options granted under the various plans are exercisable at an exercise price ranging from $3.0 to $25.0 per share. Options granted under 1996, 1997 and 1998 option plans will expire five years from the date of grant, and in the case of the 1999 and 2000 plans, ten years from the date of grant.

     On August 13, 2002, ASE, Inc. adopted an employee stock option plan. Pursuant to such plan, full-time employees of ASE, Inc. as well as the full-time employees of ASE, Inc.'s domestic and foreign subsidiaries are eligible to receive stock option grants. Under this plan, for a period of one year from August 28, 2002, ASE, Inc. may issue up to 160,000,000 options on one or more occasions. Each option entitles the holder to purchase one common share of ASE, Inc. at a price equal to the closing market price on the date of the option issuance. Each option is exercisable upon vesting for five years. Forty percent of the options originally granted vest upon the second anniversary of the grant date, and an additional 10% of the options originally granted vest every six months thereafter. Each option expires at the end of the 10th year following its issue date. The options are generally not transferable. As of December 31, 2002, ASE, Inc. has issued a total of 145,989,000 options at an exercise price of NT$20.8 per share.

Item 7.  Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

     We are majority owned by Advanced Semiconductor Engineering, Inc., or ASE, Inc. ASE, Inc. is one of the world's largest independent providers of semiconductor packaging services and, through its majority ownership of us, one of the largest independent providers of semiconductor testing services. ASE, Inc. was founded by Mr. Jason C.S. Chang and his brother Mr. Richard H.P. Chang, our Chairman and Chief Financial Officer, and was incorporated in 1984. ASE, Inc.'s shares were listed on the Taiwan Stock Exchange in July 1989.

     As of May 31, 2003, ASE, Inc. indirectly owned approximately 50.52% of our outstanding shares through two wholly-owned Bermuda subsidiaries, J&R Holding Limited and ASE Holding Limited. ASE, Inc. is in a position to control actions that require shareholders' approval, including the timing and payment of dividends and the election of our entire board of directors.

     There have been no changes in our major shareholders or significant changes in the amount of shares each major shareholder holds since January 1, 2000.

     The following table sets forth certain information regarding (1) ownership of our shares by each person who is known to us to be the owner of more than 5% of our shares and (2) the total amount owned by our executive officers and directors as a group, as of May 31, 2003.

                                                           Number of
             Identity of Person or Group                  Shares Owned       Percent Owned
------------------------------------------------------   ----------------    -------------
ASE, Inc..............................................   50,050,740(1)(2)         50.5%
Directors and executive officers as a group(3)........    1,396,152                1.4

(1) Owned through J&R Holding Limited and ASE Holding Limited, wholly-owned subsidiaries of ASE, Inc.

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

     ASE Holding Limited, one of ASE, Inc.'s subsidiaries through which ASE, Inc. holds our shares, entered into a share purchase agreement dated as of May 19, 2001 with Jason C.S. Chang and our Chairman and Chief Executive Officer, Richard H.P. Chang, under which ASE Holding Limited would purchase 2,480,000 shares from Jason C.S. Chang and Richard H.P. Chang upon the exercise of certain options granted to them under our 1996 IPO option plan for an aggregate purchase price of US$35,389,600. The closing date of this acquisition of shares was May 22, 2001. ASE, Inc. engaged in this acquisition principally for investment purposes.

     We are not aware of any arrangement which may at a subsequent date result in a change of control of our company.

     As of May 31, 2003, approximately 99.1 million of our shares were outstanding. We believe that, of such shares, approximately 37.3 million were held by approximately 1,840 holders in the United States.

RELATED PARTY TRANSACTIONS

     ASE, Inc. and ASE Test from time to time jointly market turnkey services provided at their respective Taiwan facilities. We expect that in future periods a significant portion of our net revenues from testing services will continue to be derived from customers who are also customers of ASE, Inc.

     In recent years, ASE, Inc. has made awards of its shares to our employees at ASE Test Taiwan as part of their compensation, based in part on the consolidated net income of ASE, Inc. and our contribution to the consolidated income. ASE, Inc. granted 4,147,594 shares in 2001 and 4,045,230 shares in 2000 as stock awards to our employees at ASE Test Taiwan with a fair market value at the time of grant of $3.3 million and $9.3 million, respectively. ASE, Inc. did not grant any stock awards to our employees at ASE Test Taiwan in 2002. However, we expect that ASE, Inc. will continue this practice in future periods. In addition, ASE, Inc. granted a special share bonus to ASE Test Taiwan's employees in 2000.

     ASE Test Taiwan has historically charged ASE, Inc. fees for the testing of semiconductors packaged for a small number of customers that prefer to be billed through ASE, Inc. for testing services performed by ASE Test Taiwan. These fees amounted to NT$232.5 million (US$6.7 million), NT$178.3 million and NT$142.7 million in 2002, 2001 and 2000, respectively. ASE, Inc. sold to ASE Test Taiwan at book value a building at an aggregate price of NT$18.4 million in 2000.

     ASE Test Malaysia has historically purchased a portion of the raw materials used in its packaging operations, principally leadframes, from ASE, Inc. when it faced a shortage in the supply of these types of raw materials. These types of raw materials are typically sold by ASE, Inc. to ASE Test Malaysia at book value. Purchases of raw materials by ASE Test Malaysia amounted to NT$11.7 million (US$0.3 million), NT$17.2 million and NT$3.6 million in 2002, 2001 and 2000, respectively. In addition, ASE, Inc. purchased raw materials, principally leadframes, from ASE Test Malaysia in an amount of NT$0.1 million (US$0.003 million), NT$12.8 million and NT$11.9 million for 2002, 2001 and 2000, respectively.

     In 2001 and 2002, ASE Test Malaysia purchased raw materials, primarily leadframes and substrates, from ASE Material in the aggregate amount of NT$79.3 million and NT$181.6 million (US$5.2 million), respectively. These types of raw materials are typically sold by ASE Material to ASE Test Malaysia through ASE Test Malaysia's relationship with ASE, Inc.

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

     We have based the above translations from NT dollars to U.S. dollars on the noon buying rate certified by the Federal Reserve Bank of New York on December 31, 2002, which was NT$34.7 to U.S.$1.00. The noon buying rate refers to the rate in The City of New York for cable transfers in NT dollars per U.S.$1.00 as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that these NT dollar or U.S. dollar amounts could be converted into NT dollars or U.S. dollars, as the case may be, at any particular rate, the above rate or at all.

     On May 19, 2001, our former Chairman, Jason C.S. Chang and our Chairman and Chief Executive Officer, Richard H.P. Chang, entered into a share purchase agreement with ASE Holding Limited. See "Major Shareholders and Related Party Transactions -- Major Shareholders".

Item 8.  Financial Information.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Consolidated financial statements are set forth under "Item 18. Financial Statements".

LEGAL PROCEEDINGS

     We are not involved in material legal proceedings the outcome of which we believe would have a material adverse effect on us.

     Criminal charges were brought in December 1998 by the district attorney for Taipei against Jason C.S. Chang, Richard H.P. Chang, Chang Yao Hung-ying and four others for alleged breach of fiduciary duties owned to Hung Ching, an affiliate of ASE, Inc., in their capacity as directors and officer of Hung Ching in connection with a land sale transaction in 1992 valued at approximately NT$1.7 billion. We are not a party to these proceedings and we do not expect that these charges will result in any liability to us. It was alleged that the transaction in which Jason C.S. Chang sold the land to Hung Ching unfairly benefited Jason C.S. Chang to the detriment of Hung Ching. Hung Ching at that time was a privately owned company whose principal shareholders were members of the Chang family. Ancillary charges were brought against Jason C.S. Chang, Chang Yao Hung-ying and another for alleged forgery of Hung Ching board resolutions relating to that transaction. In January 2001, the District Court of Taipei rendered a judgment finding Jason C.S. Chang and Chang Yao Hung-ying guilty of forgery of corporate and other documents and breach of fiduciary duties and Richard H.P. Chang not guilty. In January 2002, the High Court of Taiwan, ROC rendered a judgment relating to the appeal of the judgment by the District Court of Taipei and found Jason C.S. Chang and Chang Yao Hung-ying guilty and Richard H.P. Chang not guilty. In order to comply with the particular requirements of the Singapore Companies Act, Jason C.S. Chang and Chang Yao Hung-ying have both resigned as directors of the Company.

     Neither Jason C.S. Chang nor Chang Yao Hung-ying believes that he or she committed any offense in connection with such transactions, and they appealed the decision to the Supreme Court of Taiwan, ROC. On January 23, 2003, the Supreme Court reversed the judgment of the High Court with respect to Jason C.S. Chang and Chang Yao Hung-ying and remanded the case to the High Court for retrial. If a final adverse judgment is rendered against Jason C.S. Chang, he may be required under ROC law to resign as Chairman and a director of ASE, Inc.

DIVIDEND POLICY

     To date, we have not distributed any dividends. We intend to retain our earnings to finance the development and expansion of our business and operations and do not intend to pay cash dividends for the foreseeable future. See "Item 10. Additional Information - Memorandum and Articles of Association - Dividends" and "Item 10. Additional Information - Memorandum and Articles of Association - Stock Dividends and Rights Issue" for a description of the provisions of our Memorandum and Articles of Association relating to dividend distributions.

SIGNIFICANT CHANGES

     Other than those changes disclosed in "Legal Proceedings" above and the purchase of the remaining portions of shares of ISE Labs, we have not experienced any significant changes since the date of the annual financial statements. See "Item 4. Information on the Company -- History and Development of the Company -- ISE Labs".

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

                                                     Ordinary Share Price(1)
                                                     -----------------------
                                                       High           Low
                                                     --------       --------
1998............................................      28.250         10.000
1999............................................      26.938         24.375
2000............................................      36.250          8.500
2001............................................      17.438          6.800
   First Quarter................................      17.438          8.000
   Second Quarter ..............................      15.450         10.250
   Third Quarter ...............................      12.910          6.800
   Fourth Quarter ..............................      14.130          7.300
2002............................................      16.680          2.880
   First Quarter................................      16.680         10.350
   Second Quarter...............................      16.500          8.750
   Third Quarter................................       9.800          3.520
   Fourth Quarter...............................       7.690          2.880
        December................................       6.895          3.600
2003
   First Quarter................................       4.700          2.580
      January...................................       4.700          2.750
      February..................................       3.420          2.670
      March.....................................       3.780          2.580
    Second Quarter
      April.....................................       3.650          2.900
      May.......................................       3.910          2.590
      June (through June 20) ...................       5.030          3.400

---------
(1) All share prices are adjusted retroactively to reflect stock splits that were effected on February 8, 1998 and April 5, 1999. See "Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds".

Source: Nasdaq National Market database

     The last reported sale price of the shares on the Nasdaq National Market as of June 20, 2003 was $4.80. As of December 31, 2002, there were 29 members who were holders of record of our shares.

     Taiwan depositary shares, or TDSs, representing shares are listed on the Taiwan Stock Exchange. The Taiwan Stock Exchange is an auction market where securities traded are priced according to supply and demand through announced bid and ask prices. Each TDS represents .0125 of one share and has undergone corresponding stock splits effected on February 8, 1998 and April 5, 1999. In limited circumstances, shareholders may deposit shares in exchange for TDSs, subject to certain restrictions on the re-issuance of TDSs. The total number of TDSs outstanding is limited so that additional TDSs may be re-issued only upon cancellation by a current holder and subject to our approval. As of May 31, 2003, there were 845.1 million TDSs representing 10.6 million shares.

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

                                                        TDS Prices(1)
                                                  --------------------------
                                                     High            Low
                                                  ----------      ----------
1998 ..........................................    NT$25.50        NT$7.20
1999 ..........................................       20.50          12.20
2000 ..........................................       26.00           4.04
2001 ..........................................        8.40           3.10
First Quarter..................................        8.40           4.05
Second Quarter ................................        7.35           5.20
Third Quarter .................................        5.60           3.10
Fourth Quarter.................................        6.35           3.11
2002
First Quarter..................................        7.35           4.95
Second Quarter.................................        7.20           4.30
Third Quarter..................................        5.10           3.10
Fourth Quarter.................................        3.81           2.81
December.......................................        3.70           2.81
2003
First Quarter..................................        3.39           2.61
January........................................        3.39           2.90
February.......................................        3.10           2.86
March..........................................        2.90           2.61
Second Quarter
April..........................................        2.87           2.38
May............................................        2.39           1.77
June (through June 20).........................        3.92           2.20

---------
(1) All TDS prices are adjusted retroactively to reflect stock splits that were effected on February 8, 1998 and April 5, 1999. See "Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds".

Source: Taiwan Stock Exchange database

     The last reported sale price of the TDSs on the Taiwan Stock Exchange was NT$3.92 per TDS on June 20, 2003.

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

Directors

     We may have between two and fifteen directors, all of whom must be natural persons. Holding of shares is not a qualification of a director. A director who is not a member of the Company may nevertheless attend and speak at general meetings of shareholders. The ordinary remuneration of directors is determined by a resolution of members; however, directors may approve remuneration for expenses incurred by them in their duties as directors and may also approve remuneration for any director who is also an executive officer for his duties as an officer.

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

     As of May 31, 2003, 99,067,790 shares were issued and outstanding. All of our shares are in registered form. Except in circumstances permitted by the Singapore Companies Act, we can neither purchase our own shares nor grant any financial assistance for the acquisition or proposed acquisition of our own shares.

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

Members

     Only persons who are registered in our register of members are recognized as members of our company. As of December 31, 2002, there were 29 members who were holders of record of our shares. We will not, except as required by law, recognize any equitable, contingent, future or partial interest in our shares or any other rights in respect of our shares other than the rights of a member. We may, on giving not less than 14 days' notice to the Registrar of Companies and Businesses of Singapore, close our register of members for any time or times except that we may not close the register for more than 30 days in the aggregate in any calendar year.

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

General Meetings of Members

     We are required to hold an annual general meeting each year not later than fifteen months following the preceding annual general meeting. Our sixth annual general meeting was held on June 27, 2002. Our directors may convene an extraordinary general meeting whenever they think fit or if requested in writing by two or more members holding not less than 10% of our paid-up share capital. In addition, members holding not less than 10% of the paid-up capital carrying the right of voting at general meetings may call for a meeting. Unless otherwise required by law or by our Articles of Association, voting at general meetings is by ordinary resolution requiring an affirmative vote of a simple majority of the votes cast at that meeting. An ordinary resolution suffices, for example, in respect of re-election of directors. A special resolution requiring the affirmative vote of at least 75% of the votes cast at the meeting is necessary for some matters under Singapore law, including:

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

MATERIAL CONTRACTS

Service Agreement dated as of August 1, 2002 between ASE Electronics (M) Sdn. Bhd. and ASE (U.S.) Inc.

     This contract established ASE (U.S.) as our subsidiary, ASE Test Malaysia's non-exclusive sales service and sales support agent in Europe and North America for its products and services. For such services, our subsidiary pays ASE (U.S.) 12% of their monthly incurred services associated costs and expenses plus 5% or $189,000, whichever is lower. ASE (U.S.) agreed to reimburse our subsidiary for expenses for any employee traveling to the U.S. or Europe if such travel was necessary to ASE (U.S.)'s services. This agreement will expire on July 31, 2003.

Service Agreement dated as of August 1, 2002 between ASE Test Inc. and ASE (U.S.) Inc.

     This contract established ASE (U.S.) as our subsidiary, ASE Test Inc.'s non-exclusive sales service and sales support agent in Europe and North America for its products and services. For such services, our subsidiary pays ASE (U.S.) 17% of their monthly incurred services associated costs and expenses plus 5% or $267,750, whichever is lower. ASE (U.S.) agreed to reimburse our subsidiary for expenses for any employee traveling to the U.S. or Europe if such travel was necessary to ASE (U.S.)'s services. This agreement will expire on July 31, 2003.

Commission Agreement dated as of August 1, 2002 between ASE Electronics (M) Sdn, Bhd. and Gardex International Limited

     This contract established Gardex as our subsidiary, ASE Test Malaysia's non-exclusive worldwide sales agent for all its products and services. For such services, our subsidiary pays Gardex monthly, in respect of net export sales outside Malaysia, 0.56% of the sales amount for monthly sales. This agreement will expire on July 31, 2003.

Commission Agreement dated as of August 1, 2002 between ASE Test Inc. and Gardex International Limited

     This contract established Gardex as our subsidiary, ASE Test Inc.'s non-exclusive worldwide sales agent for all its products and services. For such services, our subsidiary pays Gardex monthly, in respect of net export sales outside Taiwan, 0.56% of the sales amount for monthly sales. This agreement will expire on July 31, 2003.

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

     Trade aside, ROC companies and resident individuals may, without foreign exchange approval, remit outside the ROC foreign currency of up to U.S.$50,000,000 (or its equivalent) and U.S.$5,000,000 (or its equivalent) respectively in each calendar year. In addition, ROC companies and resident individuals may, without foreign exchange approval, remit into the ROC foreign currency of up to U.S.$50,000,000 (or its equivalent) and U.S.$5,000,000 (or its equivalent) respectively in each calendar year. The above limits apply to remittances involving conversion of NT dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises to register medium-and long-term foreign debt with the Central Bank of China.

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

   Dividends Distributions

     Singapore does not impose withholding tax on dividends paid to non-resident shareholders.

     As we are not tax resident in Singapore and we do not carry on a trade or business in Singapore, our dividends paid to our shareholders are not considered to be income sourced in Singapore, and will therefore not be subject to tax in Singapore, unless the dividends are received in Singapore or if they are considered, in the hands of a particular shareholder, to be derived in Singapore (for example where they constitute the income of a trade or business carried out in Singapore).

   Gain on Disposal of Shares

     Singapore does not impose any tax on capital gains. However, there are currently no specific laws or regulations which address the characterization of capital gains; hence gains may be construed to be of an income nature and subject to tax if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore.

     Thus, any profits from the disposal of shares are not taxable in Singapore unless the seller is regarded as having derived gains of an income nature, in which case the disposal profits would be taxable.

   Stamp Duty

     There is no stamp duty payable in respect of the issuance and holding of shares. Where existing shares are acquired in Singapore, stamp duty is payable on the instrument of transfer of the shares at the rate of S$2.00 for every S$1,000.00 of the consideration for, or market value of, the shares, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where an instrument of transfer is executed outside Singapore or no instrument of transfer is executed, no stamp duty is payable on the acquisition of existing shares. However, stamp duty would be payable if an instrument of transfer which is executed outside Singapore is received in Singapore.

   Estate Duty

     In the case of an individual who is not domiciled in Singapore, Singapore estate duty is imposed on the value of immovable properties situated in Singapore owned by such individual, subject to specific exemption limits. Previously, movable assets of persons who are not domiciled in Singapore at the time of death were also included. With respect to deaths occurring on or after January 1, 2002, the movable assets of persons who are not domiciled in Singapore at the time of death are exempt from estate duty. Therefore, an individual holder of shares who is not domiciled in Singapore at the time of his or her death will not be subject to Singapore estate duty on the value of our shares. Individuals should consult their own tax advisors regarding the Singapore estate duty consequences of their ownership of our shares.

   Tax Treaty

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

     U.S. holders should consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any states or local or foreign taxing jurisdiction.

     As used herein, a "U.S. holder" is a beneficial owner of shares that, for U.S. federal income tax purposes is:

     (1) a citizen or resident of the United States;

     (2) a corporation organized under the laws of the U.S. or of any political subdivision thereof; or

     (3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

   Taxation of Dividends

     Any dividends a U.S. holder receives on the shares, other than certain pro rata distributions of shares to all shareholders, will constitute foreign source dividend income to the extent paid out of ASE Test's current and accumulated earnings and profits, as calculated for U.S. federal income tax purposes. The amount a U.S. holder will be required to include in income for any dividend paid in a currency other than U.S. dollars will be equal to the U.S. dollar value of the non-U.S. currency paid, calculated by reference to the exchange rate in effect on the date the dividend is received. If a U.S. holder realizes gain or loss on a sale or other disposition of such non-U.S. currency, it will be U.S. source ordinary income or loss. U.S. holders will not be entitled to a dividends received deduction for dividends received. Under recently enacted legislation, dividends received by non-corporate U.S. holders on shares may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. U.S. holders should consult their own tax advisors regarding the implications of this new legislation in their particular circumstances.

     For foreign tax credit purposes, dividends paid by ASE Test on the shares will generally constitute "passive income" or, in the case of U.S. holders that are financial services providers, may be, "financial services income."

   Taxation of Capital Gains

     A U.S. holder will recognize capital gain or loss for U.S. federal income tax purposes on a sale or other disposition of shares in the same manner as on the sale or disposition of any other shares held as capital assets. Such gain or loss, if any, will generally be U.S. source income or loss. U.S. holders should consult their tax advisors regarding the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses the deductibility of which may be limited.

DOCUMENTS ON DISPLAY

     It is possible to read and copy documents referred to in this annual report that have been filed with the SEC at the SEC's public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms. Documents filed or furnished by us via EDGAR are available from the SEC's website at: http://www.sec.gov.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

     Our exposure to financial market risks relates primarily to changes in interest rates and foreign exchange rates. To mitigate these risks, we have occasionally utilized derivative financial instruments, the application of which was primarily to manage these exposures and not for speculative purposes.

FOREIGN CURRENCY EXCHANGE RATE RISK

     Our foreign currency exposures give rise to market risk associated with exchange rate movements against the NT dollar, U.S. dollar and Malaysian ringgit. Our liabilities as of December 31, 2002 include liabilities denominated in U.S. dollars, NT dollars, Malaysian ringgit and other currencies. As of December 31, 2002, approximately 37.0% of our cash and accounts receivable and receivable from related parties were denominated in U.S. dollars, approximately 59.3% in NT dollars, approximately 0.3% in Malaysian ringgit and approximately 3.4% in other currencies. As of December 31, 2002, approximately 68.7% of our accounts payable and payable for fixed assets were denominated in U.S. dollars, approximately 10.9% in NT dollars, approximately 5.5% in Malaysian ringgit and approximately 14.9% in other currencies. In addition, a substantial portion of our capital expenditures primarily for the purchase of testing and packaging equipment, has been, and is expected to continue to be, denominated primarily in U.S. dollar with the remainder in Japanese yen. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we have occasionally utilized currency forward and option contracts to minimize the impact of foreign currency fluctuations on our results of operations. Our policy is to account for such contracts on a mark-to-market rate basis, and the premiums are amortized on a straight-line method over the life of the contract. As of December 31, 2002, there was no foreign currency forward and option contract outstanding. See Note 21 of Notes to the Consolidated Financial Statements.

INTEREST RATE RISK

     Our exposure to interest rate risks relates primarily to our long-term debt, which is normally incurred to support our corporate activities, primarily for capital expenditures. We currently do not enter into derivative transactions with regard to interest rates, but we would consider engaging in currency interest rate swaps to lock in currency and interest rate levels from time to time, if available, on terms considered attractive by us. No derivative contract for interest rates was outstanding as of December 31, 2002.

     The following table provides information about our significant obligations that are sensitive to interest rate fluctuations.

                                                                 As of December 31, 2002
                               -------------------------------------------------------------------------------------------
                                                                 Expected Maturity Date
                               -------------------------------------------------------------------------------------------
                                                                                           2008 and                 Fair
                                 2003        2004        2005        2006        2007     Thereafter    Total       Value
                               --------    --------    --------    --------    --------    --------    --------   --------
                                                            (in millions, except percentages)
Short-term debt:
  Variable rate (NT$)           1,053.4          --          --          --          --          --     1,053.4    1,053.4
    Average interest rate          1.95%         --          --          --          --          --
  Variable rate (US$)              13.7          --          --          --          --          --        13.7       13.7
    Average interest rate          1.99%         --          --          --          --          --
Long-term debt:
  Variable rate (NT$)             530.1       466.4       366.4       338.9        30.8          --     1,732.6    1,732.6
    Average interest rate          3.08%       3.70%       4.05%       4.06%       2.49%         --
  Fixed rate (US$)                 20.5       204.3         3.6         0.5         0.5         0.8       230.2      230.2
    Average interest rate          5.71%       7.30%       9.26%       7.92%       7.92%       7.92%

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

Item 15.  Controls and Procedures.

     Within 90 days prior to the date of this annual report, we, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives.

     There have been no significant changes in our internal controls or other factors that could significantly affect internal controls subsequent to the date of their evaluation.

                                    PART III

Item 17.  Financial Statements.

     The Company has elected to provide financial statements for fiscal year 2002 and the related information pursuant to Item 18.

Item 18.  Financial Statements.

     The consolidated financial statements of the Company and the report thereon by its independent auditors listed below are attached hereto as follows:

          (a) Report of Independent Auditors of the Company dated February 10, 2003 (page F-2).

          (b) Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2001 and 2002 (page F-3).

          (c) Consolidated Statements of Income of the Company and subsidiaries for the years ended December 31, 2000, 2001 and 2002 (page F-5).

          (d) Consolidated Statements of Changes in Stockholders' Equity of the Company and subsidiaries for the years ended December 31, 2000, 2001 and 2002 (page F-6).

          (e) Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2000, 2001 and 2002 (page F-8).

          (f) Notes to Consolidated Financial Statements of the Company and subsidiaries (page F-10).

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

          (c) Indenture dated June 29, 1999 among ASE Test Finance Limited, ASE Test Limited and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2(g) to the Company's annual report on Form 20-F for the year ended December 31,
               1998).

          (d) License Agreement dated as of January 16, 2001 between 1st Silicon (Malaysia) Sdn. Bhd. and ASE Electronics (M) Sdn. Bhd. (incorporated by reference to Exhibit 4(e) to the Company's annual report on Form 20-F for the year ended December 31,
               2000).

          (e) Service Agreement dated as of August 1, 2002 between ASE Electronics (M) Sdn. Bhd. and ASE (U.S.) Inc. (incorporated by reference to Exhibit 10.21 to ASE Inc.'s Registration Statement on Form F-3 (File No. 333-89428) filed on March 31, 2003).

          (f) Service Agreement dated as of August 1, 2002 between ASE Test Inc. and ASE (U.S.) Inc. (incorporated by reference to Exhibit
               10.22 to ASE Inc.'s Registration Statement on Form F-3 (File No. 333-89428) filed on March 31, 2003).

          (g) Commission Agreement dated as of August 1, 2002 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited. (incorporated by reference to Exhibit 10.26 to ASE Inc.'s Registration Statement on Form F-3 (File No. 333-89428) filed on March 31, 2003).

          (h) Commission Agreement dated as of August 1, 2002 between ASE Test Inc. and Gardex International Limited. (incorporated by reference to Exhibit 10.27 to ASE Inc.'s Registration Statement on Form F-3 (File No. 333-89428) filed on March 31, 2003).

          (i) First Amendment to Lease Agreement dated June 7, 2000 between ISE Labs, Inc. and RND Funding Company, Inc. (incorporated by reference to Exhibit 4(j) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

          (j) Sub-lease Agreement dated October 3, 2000 between ISE Labs Singapore Pte Ltd and Wan Tien Realty (Pte) Ltd. (incorporated by reference to Exhibit 4(k) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

          (k) Sub-lease Agreement dated June 3, 1999 between ISE Labs Singapore Pte Ltd and Wan Tien Realty (Pte) Ltd. (incorporated by reference to Exhibit 4(l) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

          (l) Sublease Agreement dated June 2000 between ISE Labs, Inc. and Cirrus Logic, Inc. (incorporated by reference to Exhibit 4(m) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

          (m) Sublease Agreement dated June 2000 between ISE Labs, Inc. and Cirrus Logic, Inc. (incorporated by reference to Exhibit 4(n) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

          (n) Tenancy Agreement dated April 1, 1999 between ISE Labs (HK) Limited and Hing Seng Plastic Factory Limited (incorporated by reference to Exhibit 4(o) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

          (o) Lease dated September 28, 2000 between ISE Labs Hong Kong Limited and Shinano Kenshi (HK) Co., Ltd. (incorporated by reference to Exhibit 4(p) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

          (p) Lease dated October 20, 2000 between ISE Labs Hong Kong and Bless Silver Development Limited. (incorporated by reference to
               Exhibit 4(q) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

          (q) Lease Agreement for Factory Building dated September 18, 2000 between ASE, Inc. and ASE Test Inc. (incorporated by reference to Exhibit 4(r) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

          (r) Sale and Purchase Agreement between Afasia Knitting Factory (Malaysia) Sdn. Bhd. and ASE Electronics (M) Sdn. Bhd. dated February 24, 1997 (incorporated by reference to Exhibit 4(s) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

          (s) Office Building Lease Agreement between ISE Labs, Inc. and JER/BRE Austin Tech L.P. dated October 4, 2001 (incorporated by reference to Exhibit 10.46 to ASE Inc.'s Registration Statement on Form F-3 filed on May 30, 2002).

          (t) Plant Lease Agreement between ASE (Chung Li) Inc. and ASE Test Inc. dated October 5, 2001. (incorporated by reference to
               Exhibit 4(xx) to the Annual Report on Form 20-F filed by ASE, Inc. for the year ended December 31, 2001).

     8.   List of Subsidiaries

     12. (a) Certification of the Chief Executive Officer and the Chief Financial Officer of ASE Test Limited for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code.

     The Company agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument which defines the rights of holders of long-term debt of the Company and its consolidated subsidiaries.

                         INDEX TO FINANCIAL STATEMENTS

                                                                         Page
                                                                         ----
ASE Test Limited and Subsidiaries
  Independent Auditors' Report......................................     F-2
  Consolidated Balance Sheets.......................................     F-3
  Consolidated Statement of Income..................................     F-5
  Consolidated Statements of Changes in Shareholders' Equity........     F-6
  Consolidated Statements of Cash Flows.............................     F-8
  Notes to Consolidated Financial Statements........................     F-10

                          Independent Auditors' Report

The Board of Directors and Shareholders
ASE Test Limited

We have audited the accompanying consolidated balance sheets of ASE Test Limited and its subsidiaries (collectively the "Company") as of December 31, 2001 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2002, all prepared in accordance with accounting principles generally accepted in the Republic of China and expressed in US dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 2002, in conformity with accounting principles generally accepted in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2002, and the determination of shareholders' equity and financial position at December 31, 2001 and 2002, to the extent summarized in Note 26.

As discussed in Note 27 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" effective January 1,2002.


T N Soong & Co.
(Associate Member Firm of Deloitte Touche Tohmatsu
  Effective April 22, 2002)
(Formerly a Member Firm of Andersen Worldwide, SC)
Taipei, Taiwan, Republic of China

February 10, 2003

                       ASE TEST LIMITED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
             (Expressed in Thousands US Dollars, Except Share Data)

                                            December 31,                                                       December 31,
                                    -----------------------------    LIABILITIES AND                   ----------------------------
A S S E T S                             2001             2002        SHAREHOLDERS' EQUITY                  2001             2002
-----------                         ------------     ------------    ------------------------------    ------------    ------------
CURRENT ASSETS                                                       CURRENT LIABILITIES
Cash and cash equivalents (Note 2)  $    106,065     $    118,828    Short-term borrowings (Notes 9    $      9,946    $     24,597
                                                                     and 19)
Short-term investments (Note 2)           31,503            2,500    Commercial paper and bank                   --          19,403
                                                                     acceptances payable (Notes 10
                                                                     and 19)
Accounts receivable                                                  Accounts payable

       Related companies - net             7,835            9,340           Related companies (Note           6,013           3,003
(Note 17)                                                            17)
       Other - net (Note 3)               38,738           49,291           Other                            11,794          15,432
Inventories (Notes 2 and 4)               13,439           13,059    Payable for fixed assets                24,961          27,139
Deferred income tax assets - net           9,784            1,521    Income tax payable                       3,545           3,105
(Notes 2 and 13)
Pledged time deposits (Note 19)              274            1,237    Current portion of long-term            20,730          35,725
                                                                     debts (Notes 11 and 19)
Prepayments and other                     10,324            7,348    Accrued expenses and other (Note 8)     13,168          10,286
                                    ------------     ------------                                      ------------    ------------

Total current assets                     217,962          203,124    Total current liabilities               90,157         138,690

LONG-TERM INVESTMENTS (Notes 2            95,042           93,702    LONG-TERM DEBTS (Notes 11 and          248,371         244,271
and 5)                                                               19)

PROPERTIES - NET (Notes 2, 6, 17,        586,834          531,496    ACCRUED PENSION COST (Notes 2              810           1,667
19 and 24)                                                           and 14)

DEFERRED INCOME TAX ASSETS - NET           3,148           19,215    OTHER LIABILITIES                        1,341           1,906
 (Notes 2 and 13)                                                                                      ------------    ------------


OTHER ASSETS                               2,723            5,614    Total liabilities                      340,679         386,534
                                                                                                       ------------    ------------

                       ASE TEST LIMITED AND SUBSIDIARIES

             (Expressed in Thousands US Dollars, Except Share Data)

CONSOLIDATED DEBITS                      53,697           72,322    COMMITMENTS AND CONTINGENCIES
(Notes 1, 2 and 7)                 ------------     ------------    (Note 20)

                                                                    MINORITY INTEREST IN                     21,204              --
                                                                    CONSOLIDATED SUBSIDIARIES          ------------    ------------
                                                                    (Note 2)

                                                                    SHAREHOLDERS' EQUITY
                                                                    (Notes 1, 2, 12 and 15)
                                                                    Share capital - $0.25
                                                                    par value
                                                                        Authorized - 600,000,000
                                                                    ordinary shares
                                                                        Issued and outstanding
                                                                    - 96,647,199 ordinary shares
                                                                    in 2001 and
                                                                        99,067,790 ordinary                  24,162          24,767
                                                                    shares in 2002
                                                                    Capital surplus                         428,205         448,063
                                                                    Retained earnings                       220,767         139,814
                                                                    Unrealized loss on long-term               (442)           (611)
                                                                    investments in shares of stock
                                                                    Cumulative translation                  (75,169)        (73,094)
                                                                    adjustments                        ------------    ------------
                                                                    Total shareholders' equity              597,523         538,939
                                                                                                       ------------    ------------

TOTAL ASSETS                       $    959,406     $    925,473    TOTAL LIABILITIES AND              $    959,406    $    925,473
                                   ============     ============    SHAREHOLDERS' EQUITY               ============    ============



    The accompanying notes are an integral part of the financial statements.

                       ASE TEST LIMITED AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
           (Expressed in Thousands US Dollars, Except Per Share Data)

                                                                                Year Ended December 31,
                                                                     --------------------------------------------
                                                                         2000            2001            2002
                                                                     ------------    ------------    ------------
NET REVENUES (Notes 2, 17 and 24)                                    $    440,285    $    298,466    $    301,962

COST OF REVENUES (Note 17)                                                263,513         265,271         280,573
                                                                     ------------    ------------    ------------

GROSS PROFIT                                                              176,772          33,195          21,389
                                                                     ------------    ------------    ------------

OPERATING EXPENSES
Selling                                                                     7,977           7,247           5,963
General and administrative                                                 41,884          35,618          37,724
Impairment of long - lived assets                                              --              --          35,321
Research and development (Note 2)                                          12,059          14,397          18,342
                                                                     ------------    ------------    ------------
Total operating expenses                                                   61,920          57,262          97,350
                                                                     ------------    ------------    ------------

INCOME (LOSS) FROM OPERATIONS                                             114,852         (24,067)        (75,961)
                                                                     ------------    ------------    ------------

NON-OPERATING INCOME (EXPENSES)
Interest - net (Notes 2, 6 and 16)                                        (14,740)        (13,783)        (14,396)
Investment income (loss) under equity method - net
  (Notes 2 and 5)                                                          16,127          (7,344)         (1,496)
Foreign exchange gain (loss) - net (Note 2 and 21)                          3,280           2,382          (1,169)
Other - net                                                                (5,876)          1,048           1,511
                                                                     ------------    ------------    ------------
Total non-operating expenses                                               (1,209)        (17,697)        (15,550)
                                                                     ------------    ------------    ------------

INCOME (LOSS) FROM CONTINUING OPERATIONS
BEFORE INCOME TAX AND MINORITY INTEREST                                   113,643         (41,764)        (91,511)

INCOME TAX EXPENSES (BENEFIT) (Notes 2 and 13)                              2,197           6,522         (10,243)
                                                                     ------------    ------------    ------------

INCOME (LOSS) FROM CONTINUING OPERATIONS                                  111,446         (48,286)        (81,268)

LOSS FROM DISCONTINUED OPERATIONS (net of tax benefit of $388
in 2000) (Note 25)                                                           (758)             --              --
                                                                     ------------    ------------    ------------

INCOME (LOSS) BEFORE MINORITY INTEREST                                    110,688         (48,286)        (81,268)

MINORITY INTEREST IN NET (INCOME) LOSS OF
SUBSIDIARIES (Note 2)                                                      (3,493)          2,527              --
                                                                     ------------    ------------    ------------

NET INCOME (LOSS)                                                    $    107,195    $    (45,759)   $    (81,268)
                                                                     ============    ============    ============
EARNINGS (LOSS) PER SHARE (Notes 2 and 18)
Basic
   Continued operations                                                   $  1.26         $ (0.48)        $ (0.82)
   Discontinued operations                                                  (0.01)             --              --
                                                                     ------------    ------------    ------------
Diluted
   Continued operations                                                   $  1.16         $ (0.48)        $ (0.82)
   Discontinued operations                                                   0.00              --              --
                                                                     ------------    ------------    ------------
                                                                          $  1.16         $ (0.48)        $ (0.82)
                                                                     ============    ============    ============
INFORMATION ON NUMBERS OF SHARES:
Basic                                                                  85,970,361      94,921,412      98,600,205
                                                                     ============    ============    ============
Diluted                                                                92,673,040      94,921,412      98,600,205
                                                                     ============    ============    ============

    The accompanying notes are an integral part of the financial statements.

                       ASE TEST LIMITED AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                      (Expressed in Thousands US Dollars)

                                                                                          Unrealized
                                                                                            Loss on
                                                                                           Long-Term
                                                                                          Investment
                                                                                           in Shares
                                                                  Capital                   of Stock   Cumulative      Total
                                              Capital Stock       Surplus      Retained     (Notes 2  Translation  Shareholders'
                                           Shares      Amount    (Note 12)     Earnings      and 5)    Adjustment     Equity
                                         ---------   ---------   ---------    ---------   ----------- -----------  -------------
BALANCE, JANUARY 1, 2000                 80,958,206  $  20,240   $ 140,571    $ 168,967    $      --    $ (34,398)   $ 295,380

Issuance of new shares under stock
option plans (Note 15)                   1,263,041         315       7,610           --           --           --        7,925
Capital increase in cash in July, 2000   9,200,000       2,300     261,362           --           --           --      263,662
Convertible notes converted into
ordinary shares                              4,444           1         114           --           --           --          115
Reclassification of net gain on
disposal of properties                          --          --          27          (27)          --           --           --
Adjustment from changes in ownership
percentage of investee                          --          --          (7)      (9,609)          --           --       (9,616)
Consolidated net income in 2000                 --          --          --      107,195           --           --      107,195
Unrealized loss on investments in
shares of stock                                 --          --          --           --         (541)          --         (541)
Translation adjustments (Note 2)                --          --          --           --           --      (20,984)     (20,984)
                                         ---------   ---------   ---------    ---------    ---------    ---------    ---------

BALANCE, DECEMBER 31, 2000               91,425,691     22,856     409,677      266,526         (541)     (55,382)     643,136

Issuance of new shares under stock
option plans (Note 15)                   5,221,508       1,306      18,548           --           --           --       19,854
Adjustment from changes in ownership
percentage of investee                          --          --         (20)          --           --           --          (20)
Consolidated net loss in 2001                   --          --          --      (45,759)          --           --      (45,759)

                       ASE TEST LIMITED AND SUBSIDIARIES

                      (Expressed in Thousands US Dollars)


Reversal of unrealized loss on
long-term investments in shares of
stock                                           --          --          --           --           99           --           99
Translation adjustments (Note 2)                --          --          --           --           --      (19,787)     (19,787)
                                         ---------   ---------   ---------    ---------    ---------    ---------    ---------

BALANCE, DECEMBER 31, 2001               96,647,199     24,162     428,205      220,767         (442)     (75,169)     597,523

Issuance of new shares under stock
option plans (Note 15)                   2,420,591         605      20,173           --           --           --       20,778
Adjustment of equity in subsidiary
from reversal of prior years' gain on
  disposal of properties                        --          --        (315)         315           --           --           --
Consolidated net loss in 2002                   --          --          --      (81,268)          --           --      (81,268)
Unrealized loss on investments in
shares of stock                                 --          --          --           --         (169)          --         (169)
Translation adjustments (Note 2)                --          --          --           --           --        2,075        2,075
                                         ---------   ---------   ---------    ---------    ---------    ---------    ---------

BALANCE, DECEMBER 31, 2002               99,067,790  $  24,767   $ 448,063    $ 139,814    $    (611)   $ (73,094)   $ 538,939
                                         =========   =========   =========    =========    =========    =========    =========


    The accompanying notes are an integral part of the financial statements.

                       ASE TEST LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (Expressed in Thousands US Dollars)

                                                                             Year Ended December 31,
                                                                       -----------------------------------
                                                                          2000         2001         2002
                                                                       ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                      $ 107,195    $ (45,759)   $ (81,268)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
      Minority interest                                                    3,493       (2,527)          --
      Depreciation and amortization                                      117,506      144,860      154,251
      Impairment loss on fixed assets                                         --           --       35,321
      Accrued interest on convertible bonds                               11,350       10,526       12,161
      Provision (reversal of allowance) for doubtful accounts and
        sales discounts                                                    2,226          (39)         285
      Loss from idle assets                                                  738          456           --
      Investment loss (income) under equity method                       (16,127)       7,344        1,496
      Provision for loss on long-term bond investments                     3,157          345           --
      Gain on disposal of properties                                         (30)        (154)         (75)
      Deferred income taxes                                               (4,872)       4,375       (7,804)
      Loss from discontinued operations                                      758           --           --
      Other                                                                1,397          218           51
      Changes in operating assets and liabilities
         Accounts receivable                                             (34,096)      39,536      (12,343)
         Inventories                                                      (7,178)       3,988          380
         Prepayments and other                                            (2,183)        (465)       2,717
         Accounts payable                                                 16,534      (11,913)         628
         Income tax payable                                                3,144         (965)        (440)
         Accrued pension cost                                                238          282          857
         Accrued expenses and other                                        1,226       (3,088)      (2,317)
         Changes in net assets of discontinued operations                   (919)          --           --
                                                                       ---------    ---------    ---------
Net cash provided by operating activities                                203,557      147,020      103,900
                                                                       ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of properties                                               (372,561)    (102,490)    (108,717)
Acquisition of long-term investments in shares of stock                   (7,100)     (18,670)          --
Purchase of ISE Labs, Inc. shares                                           (428)          --      (50,161)
Decrease (increase) in pledged time deposits                                 (86)           6         (963)
Proceeds from sales of properties                                          9,868        3,107        5,625
Proceeds from disposal of discontinued operations                          4,900           --           --
Increase in other assets                                                  (4,325)      (3,180)      (6,334)
Decrease (increase) in short-term investments                              2,378      (22,981)      29,003
                                                                       ---------    ---------    ---------
Net cash used in investing activities                                   (367,354)    (144,208)    (131,547)
                                                                       ---------    ---------    ---------

                       ASE TEST LIMITED AND SUBSIDIARIES

                      (Expressed in Thousands US Dollars)

                                                                             Year Ended December 31,
                                                                       -----------------------------------
                                                                          2000         2001         2002
                                                                       ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares                              $ 271,762    $  19,593    $  21,037
Increase (decrease) in short-term borrowings                              18,230       (7,707)      14,651
Increase in commercial paper and bank acceptances payable                     --           --       19,403
Proceeds from long-term debts                                             55,089          889       41,865
Decrease in payable for fixed assets                                          --      (39,252)          --
Repayments of long-term debts                                            (66,814)     (26,357)     (58,245)
Increase (decrease) in minority interest                                    (466)           7           --
                                                                       ---------    ---------    ---------
Net cash provided by (used in) financing activities                      277,801      (52,827)      38,711
                                                                       ---------    ---------    ---------

TRANSLATION ADJUSTMENTS                                                   (1,663)      (1,065)       1,699
                                                                       ---------    ---------    ---------

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS                                                              112,341      (51,080)      12,763

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                              44,804      157,145      106,065
                                                                       ---------    ---------    ---------

CASH AND CASH EQUIVALENTS, END OF YEAR                                 $ 157,145    $ 106,065    $ 118,828
                                                                       =========    =========    =========

SUPPLEMENTAL INFORMATION
Interest paid (excluding amounts capitalized)                          $   8,647    $   8,533    $   4,361
Income tax paid                                                        $   3,387    $   3,274    $     217
Cash paid for acquisition of fixed assets
      Acquisition of fixed assets                                      $ 413,197    $ 104,216    $ 126,009
      Increase in payable                                                (40,636)      (1,726)      (2,178)
      Increase in obligation under capital lease                              --           --      (15,114)
                                                                       ---------    ---------    ---------
                                                                       $ 372,561    $ 102,490    $ 108,717
                                                                       =========    =========    =========
Cash received from sales of properties
      Sales price                                                      $   9,868    $   5,978    $   5,625
      Increase in receivable                                                  --       (2,871)          --
                                                                       ---------    ---------    ---------
                                                                       $   9,868    $   3,107    $   5,625
                                                                       =========    =========    =========
Cash received from issuance of ordinary shares (net of issuance
  expense)                                                             $ 271,587    $  19,854    $  20,778
Decrease (increase) in receivable for issuance of ordinary shares            175         (261)         259
                                                                       ---------    ---------    ---------
                                                                       $ 271,762    $  19,593    $  21,037
                                                                       =========    =========    =========

    The accompanying notes are an integral part of the financial statements.

                       ASE TEST LIMITED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Expressed in Thousands US Dollars, Unless Otherwise Stated)

1.   GENERAL

     ASE Test Limited ("ASE Test" or the "Company") is a Singapore holding company which, through an exchange of its shares with its parent company, Advanced Semiconductor Engineering, Inc. ("ASE, Inc."), and other individuals, acquired substantially all of the shares of ASE Test, Inc. in May 1996. The exchange was accounted for as a reorganization of companies under common control.

     ASE Test, Inc. is located in Taiwan, Republic of China (ROC) and is engaged in the testing of semiconductors. It has a wholly-owned subsidiary in the United States, ASE Test (USA) Inc., which was incorporated in October 1995 and is engaged in after-sales services to customers of ASE Test, Inc.

     On April 15, 1997, the Company issued 4,500,000 (before stock splits in 1998 and 1999) shares to ASE Holdings (Bermuda), Ltd., a wholly-owned subsidiary of ASE, Inc., in exchange for all shares of ASE Holdings (Singapore) Pte. Ltd., which is a Singapore holding company and has a wholly-owned subsidiary, ASE Electronics (M) Sdn. Bhd. ("ASE Test Malaysia"). Such exchange was also accounted for as a reorganization of companies under common control.

     ASE Test Malaysia is engaged in the packaging and testing of semiconductors.

     Since June 1996, the Company's shares have been traded on the NASDAQ National Market in the United States under the symbol "ASTSF".

     J & R Holding Limited, a shareholder of the Company, sold 6,000,000 shares and 5,000,000 shares in December 1997 and February 1999, respectively, in the form of Taiwan Depositary Receipts (the "TDR"). The TDRs are traded on the Taiwan Stock Exchange under the Symbol "9101".

     On May 5, 1999, the Company acquired 70% equity of ISE Labs, Inc., through ASE Test Holding Ltd, a newly incorporated wholly-owned holding company. The acquisition was accounted for using the purchase method. ISE Labs, Inc. and its wholly-owned subsidiaries ISE Labs Hong Kong Limited, ISE Labs Singapore Pte. Limited, ISE Technology, Inc., and Digital Testing Services Inc., together "ISE Labs", mainly provide semiconductor testing services. The acquisition cost was $100.1 million and the net book value of ISE Labs at the time of acquisition was $23.6 million. The excess of the purchase cost over the net book value of ISE Labs of $76.5 million was allocated as of May 5, 1999 and subsequent adjustments as follows (amount in millions US Dollars):

                                           As of
                                        May 5, 1999  Adjustment     Adjusted
                                        -----------  ----------    ---------

     Write-up of land                    $     2.5    $    (0.2)   $     2.3
     Write-up of buildings                     2.7         (2.3)         0.4
     Write-up of machinery                     9.0         (2.3)         6.7
     Deferred tax liabilities                 (5.7)         1.9         (3.8)
     Goodwill (see Note 7)                    68.0          3.8         71.8
                                         ---------    ---------    ---------

                                         $    76.5    $     0.9    $    77.4
                                         =========    =========    =========

     An adjustment to the allocation of the purchase price was made in the first quarter of 2000 as a result of the impairment loss incurred upon the disposition of the packaging operation of ISE Labs. The impairment loss was a preacquisition contingency at the date of acquisition (see Note 26).

     The Company's equity interest in ISE Labs increased to 100% as a result of the following: (i) subscription to 8,750,000 new shares at $8.00 per share (or at an aggregate subscription price of $70 million) on April 27, 2000 and July 27, 2000, and (ii) purchase of 100,000 shares, on November 20, 2000, from minority shareholders at $8.94 per share (or at an aggregate amount of $0.9 million), and (iii) purchase of 5,150,000 shares on January 18, 2002 from minority shareholders at $9.74 per share (or at an aggregate amount of $50.2 million). As of December 31, 2002, the total investment amount in ISE Labs was $221.2 million.

     In June 1999, the Company established ASE Test Finance Limited (a wholly-owned subsidiary) in the Republic of Mauritius as a corporate vehicle used in the issuance of convertible notes (see Note 11).

2.   SIGNIFICANT ACCOUNTING POLICIES

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the ROC ("ROC GAAP"). Significant accounting policies are summarized as follows:

     Presentation of Consolidated Financial Statements

     The Company prepares its consolidated financial statements using ROC GAAP with reconciliation to US GAAP (see Note 26) to be consistent with the basis of presentation of the consolidated financial statements of ASE, Inc. The accompanying consolidated balance sheets are presented for the two years ended as at December 31, 2001 and 2002, and the accompanying consolidated statements of income, changes in shareholders' equity and cash flows are presented for each of the three years ended December 31, 2002.

     Unless otherwise stated, amounts presented are in thousands of US dollars.

     Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries, ASE Test, Inc., ASE Test (USA) Inc., ASE Holdings (Singapore) Pte. Ltd., ASE Test Malaysia, ASE Test Finance Ltd., ASE Test Holding Ltd., ISE Labs, Inc., ISE Labs Hong Kong Limited, ISE Labs Singapore Pte Limited, ISE Technology, Inc., and Digital Testing Services Inc. All significant intercompany accounts and transactions have been eliminated and the minority shareholders' interests in the equity and earnings of the subsidiaries are presented separately in the consolidated financial statements.

     The differences between the costs of investments and the proportionate equity in each subsidiary when the stocks were acquired are recorded as consolidated credits (debits) and are amortized on the straight-line method over ten years.

     Use of Estimates

     The preparation of consolidated financial statements in conformity with ROC GAAP and US GAAP requires management to make estimates and judgments that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, inventories, useful lives of properties, consolidated debits, income tax valuation allowances, pension plans and the fair value of financial instruments. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

     Cash and Cash Equivalents

     The Company considers all highly liquid investments within an original maturity from date of purchase of three months or less to be cash equivalents.

     Short-term Investments

     Short-term investments are carried at cost less allowance for decline in market value.

     Allowance for Doubtful Accounts

     Allowance for doubtful accounts is provided based on an evaluation of collectibility of receivables.

     The total amount of the provision is determined based on the identification of customers that the Company determines to have a higher credit risk based on overdue accounts, past collection difficulties or their overall financial condition. An estimation is made based on the extent to which the customer will be able to meet its financial obligations to the Company and a provision is recorded to reduce the accounts receivable balance to the amount the Company reasonably believes will be collected. For all other customers, an allowance is equal to a percentage of the aggregate accounts receivable based on history of collection. An allowance for these other customers averages between 3% and 4%, on a consolidated basis, of the Company's accounts receivable.

     Inventories

     Inventories are stated at the lower of weighted average cost or market value. Unbilled processing charges incurred are included in finished goods and work in process and are stated at actual cost. Market value represents net realizable value for finished goods and work in process, and replacement costs for raw materials, supplies and spare parts. Materials received from customers for processing, mainly semiconductor wafers, are excluded from inventories as title and risk of loss remains with the customers.

     Long-term Investments in Shares of Stock

     Long-term investments of which the Company owns at least 20% of the outstanding voting shares or where the Company has significant influence over the investee company's operation are accounted for by the equity method. Under the equity method, the investments are initially carried at cost and subsequently adjusted for the Company's proportionate share in the net income or losses of the investee companies. Such proportionate share in net income or losses are recognized as investment income or losses while any cash dividends declared are reflected as a reduction in the carrying value of the investments. The goodwill representing the excess of the investment cost over the Company's proportionate equity in the fair value of the net assets of the investees at the time of investments or at the time the equity method of accounting is first applied to a particular investment, is amortized over ten years. Changes in the Company's ownership percentage of investees accounted under the equity method are accounted for as adjustments to long-term investments and capital surplus.

     Other long-term investments in shares of stock are carried at cost or lower of cost or market value. Allowances for decline in market value and unrealized loss on long-term investments in shares of stock (a deduction account in shareholders' equity) are made when the market value of an investment is lower than its carrying value. If decline in value of the stock investment is determined to be other than temporary, such decline in value is charged against current income. Stock dividends declared are accounted for only as increases in number of shares held. Cash dividends declared are recognized as income.

     Properties

     Properties, except for leased equipment, are stated at cost. Equipment held under capital leases are recorded as an asset and an obligation at an amount equal to the lower of: (i) the present value at the beginning of the lease term of the minimum lease payments during the lease term (including the payment called for under any bargain purchase option); or
     (ii) fair value of the leased equipment at the inception of the lease. Machinery in transit, construction in progress and prepayments under construction are stated at cost. These include the cost of properties, construction, down payments and other direct costs plus interest charges attributable to the borrowings used to finance the acquisitions of these assets. Major renewals and improvements are capitalized, while maintenance and repairs are expensed currently.

     Depreciation is computed using the straight-line method over estimated service lives which range as follows: Long-term land leasehold rights, 60 years (lease period); buildings and improvements, 5 to 40 years; machinery and equipment, 3 to 5 years; furniture and fixtures, 5 to 8 years; and leased assets, 3 to 4 years. In the event that an asset depreciated to its residual value is deemed to have a continual useful life, the residual value is depreciated over the remaining life, not to exceed 2 years.

     Impairment losses on properties are recorded as an operating expense.

     When properties are retired or disposed of, their costs and accumulated depreciation are removed from the accounts and any gain or loss is credited or charged to income. Prior to January 1, 2001, the gain, after deducting applicable income tax, was reclassified to capital surplus at the end of the year.

     Consolidated Debits

     The consolidated debits as shown in the balance sheet represent goodwill arising from acquisitions or investments in the consolidated subsidiaries and are amortized on the straight-line method over ten years.

     Pension Cost

     Pension cost is recorded based on actuarial calculations. Provisions for pension costs are accrued based on actuarially determined amounts which include service costs, interests, amortization of unrecognized net obligation and expected return on pension assets.

     Convertible Bonds

     Conversion of convertible bonds into common shares is accounted for by the book value method. Under this method, unamortized bond issuance cost, accrued interest no longer payable and the carrying value of the bond are written off. In addition, common shares are recorded at the par value of the shares issued and the excess is recorded as capital surplus.

     Revenue Recognition

     Revenues from semiconductor packaging services that the Company provides are recognized upon shipment. Revenues from semiconductor testing services that the Company provides are recognized upon completion of the services. The Company does not take ownership of: (i) bare semiconductor wafers received from customers that the Company packages into finished semiconductors, and (ii) packaged semiconductors received from customers that the Company tests as to whether they meet certain performance specifications. The title and risk of loss remains with the customer for those bare semiconductors and/or packaged semiconductors. Accordingly, the cost of customer-supplied semiconductors materials is not included in the accompanying consolidated financial statements. Other criteria that the Company uses to determine when to recognize revenue are: (i) existence of persuasive evidence of the services provided, (ii) the selling price is fixed or determinable and (iii) collectibility is reasonably assured. The Company does not provide warranties to its customers except only in cases of defects in the packaging services provided and deficiencies in testing services provided. An appropriate sales allowance, based on historical experience, is recognized in the period the sale is recognized.

     Research and Development Costs

     Research and development costs are charged to expenses as incurred.

     Income Taxes

     Tax effects of deductible temporary differences, unused tax credits and operating loss carryforward are recognized as deferred income tax assets, while those taxable temporary differences are recognized as deferred income tax liabilities. A valuation allowance is provided for deferred income tax assets based on the estimated realizability.

     Tax credits of ASE Test, Inc. from investments in machinery and equipment and research and development are recognized in the year in which they are acquired and expended. Capital allowances of ASE Test Malaysia from investment in industrial buildings, machinery and equipment are recognized in the year in which they are acquired.

     Adjustments of prior years' income taxes are added to or deducted from the current year's tax provision.

     Income taxes on undistributed earnings (10%) generated in 1998 and onwards for consolidated entities in the ROC are recorded as tax expense when the shareholders have resolved that the earnings shall be retained. The tax expense may be reduced by income tax credits.

     Foreign Currency Transactions and Translation of Foreign-Currency Financial Statements

     The functional and reporting currency of ASE Test Limited is US dollar, while the functional currencies of its major subsidiaries, ASE Test Inc., ASE Test Malaysia and ISE Labs, Inc. are their local currencies, namely, New Taiwan dollar, Malaysian Ringgit and US dollar, respectively. Transactions denominated in other currencies, except forward exchange contracts, are translated and recorded at the rates of exchange in effect when the transactions occur. Gains or losses caused by the application of different foreign exchange rates when cash in foreign currency is converted, or when foreign-currency receivables and payables are settled, are credited or charged to income in the year of conversion or settlement. Year-end balances of foreign-currency assets and liabilities are translated based on prevailing exchange rates and resulting gains or losses are credited or charged to income.

     The financial statements of the subsidiaries are translated into US dollars at the following rates: Assets and liabilities--current rate; shareholders' equity--historical rates; income, cost and expenses--average rate during the period. The net resulting translation adjustment is reported as a separate component of shareholders' equity.

     Derivative Financial Instruments

     Premiums or discounts on foreign currency forward exchange contracts which hedge foreign currency assets or liabilities arising from the difference between the foreign rate and the spot rate are deferred and amortized on the straight-line method over the contract periods. At year end, the balances of the forward exchange receivables or payables are restated based on prevailing exchange rates and the resulting gain or loss is credited or charged to income. Any exchange gain or loss when the contract is settled is also credited or charged to income. Receivables and payables are netted and the balance is shown as either an asset or liability in the balance sheet.

     Written option contracts to purchase foreign currencies entered into for hedging purposes are not recorded as assets or liabilities on the contract dates. Gains or losses upon settlement are credited or charged to income. Amounts received or paid are amortized over each contract period. At year end, the outstanding written option contracts are marked to market with charges to current income.

     Earnings per share ("EPS")

     Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated using the weighted average number of shares and dilutive equivalent shares outstanding during the period. Dilutive equivalent shares consist primarily of stock options and convertible notes and are excluded from the calculation if they are anti-dilutive.

3.   ACCOUNTS RECEIVABLE--OTHER, NET

                                                                           2001        2002
                                                                         --------    --------
     Accounts receivable                                                 $ 42,954    $ 52,262
     Allowance for sales discounts and doubtful accounts (Note 2)          (4,216)     (2,971)
                                                                         --------    --------

                                                                         $ 38,738    $ 49,291
                                                                         ========    ========

     The movement of allowance for sales discounts and doubtful accounts are as follows:

     Balance, beginning of 2000                                       $  3,029
     Additions                                                           2,123
     Deductions                                                           (377)
                                                                      --------
     Balance, end of 2000                                                4,775
     Additions                                                           1,463
     Deductions                                                         (2,022)
                                                                      --------
     Balance, end of 2001                                                4,216
     Additions                                                             285
     Deductions                                                         (1,530)
                                                                      --------
     Balance, end of 2002                                             $  2,971
                                                                      ========

4.   INVENTORIES--NET                                   2001            2002
                                                      --------        --------

     Raw materials                                    $  6,412        $  5,241
     Work in process                                       648             673
     Finished goods                                        678           1,307
     Supplies                                            6,493           6,464
     Materials in transit                                  298             156
                                                      --------        --------
                                                        14,529          13,841
     Allowance for obsolescence                         (1,090)           (782)
                                                      --------        --------

                                                      $ 13,439        $ 13,059
                                                      ========        ========

     The movement of allowance for obsolescence is as follows:

     Balance, beginning of 2000                                       $  1,102
     Additions                                                             560
     Deductions                                                           (668)
                                                                      --------
     Balance, end of 2000                                                  994
     Additions                                                             105
     Deductions                                                             (9)
                                                                      --------
     Balance, end of 2001                                                1,090
     Deductions                                                           (308)
                                                                      --------

     Balance, end of 2002                                             $    782
                                                                      ========

 5.  LONG-TERM INVESTMENTS                   2001                   2002
                                      -------------------   -------------------
                                                    % of      % of
                                      Carrying     Owner-   Carrying     Owner-
                                        Value       ship      Value       ship
                                      --------     ------   --------   --------
     Equity method
        ASE Material Inc.             $  2,897       4.0    $  1,933        4.0
        ASE (Chung-Li) Inc.             67,402      30.0      70,896       30.0
        ASE Investment (Labuan) Inc.    23,180      30.0      19,467       30.0
                                      --------              --------
                                        93,479                92,296
                                      --------              --------
     Cost method
        ASE, Inc.                          954        --         961         --
        UC Fund II                       1,000        --       1,000         --
                                      --------              --------
                                         1,954                 1,961
     Allowance for losses (Note 2)        (391)                 (555)
                                      --------              --------
                                         1,563                  1406
                                      --------              --------

                                      $ 95,042              $ 93,702
                                      ========              ========

     The investments in ASE (Chung-Li) Inc. (incorporated in the ROC in April
     1999) and ASE Investment (Labuan) Inc. (incorporated in Malaysia in June
     1999) were made in connection with the acquisitions of the operations of the Motorola Semiconductor Products Sector Businesses in Chung Li, Taiwan and Paju , Korea, respectively.

     The Company, together with ASE Inc., exercises significant influence over ASE Material Inc.'s operation. Accordingly, such investment is accounted for using equity method.

6.   PROPERTIES--NET                                        2001        2002
                                                          --------    --------
     Cost
        Land                                              $  3,892    $  3,892
        Long-term land leasehold rights                      1,789       1,789
        Building and improvements                           89,460      95,781
        Machinery and equipment                            801,118     808,380
        Furniture and fixtures                              11,263      13,466

                                                            2001        2002
                                                          --------    --------

        Leased assets - equipment                         $  5,337    $ 12,508
        Machinery in transit and prepayments                32,015      34,758
        Construction in progress                             2,107         589
                                                          --------    --------
                                                           946,981     971,163
                                                          --------    --------

     Accumulated depreciation
        Long-term land leasehold rights                        220         251
        Building and improvements                           18,975      25,533
        Machinery and equipment                            331,255     402,634
        Furniture and fixtures                               5,512       7,347
        Leased assets - equipment                            4,185       3,902
                                                          --------    --------
                                                           360,147     439,667
                                                          --------    --------
                                                          $586,834    $531,496
                                                          ========    ========

     In the fourth quarter of 2002, the Company concluded that certain equipment was impaired. This determination was based on the Company's projected undiscounted future cash flows the Company directly associated with and expected to arise as a result of the use and eventual disposition of this equipment. The impairment resulted from the decline in usage of the equipment. The impairment loss recognized is the amount by which the carrying amount of the equipment exceeded its fair value, which was determined by the Company based on an analysis of discounted cash flows. For the year ended December 31, 2002, the impairment amounted to $35,321, which is included in impairment of long-lived assets in the statement of operations. Upon recording of the impairment loss, the adjusted carrying amount of the equipment became its new cost basis, which will be depreciated over the remaining useful life of the equipment.

     Capitalized interest consists of the following:

                                                                  2000        2001        2002
                                                                --------    --------    --------
     Total interest expense including capitalization            $ 21,463    $ 19,190    $ 17,591
     Capitalized interest cost                                       888         161         904
     Interest rate for capitalization                                 7%          9%          3%

7.   CONSOLIDATED DEBITS

     Consolidated debits represent goodwill arising from the purchases of shares of:

                                                       2001         2002
                                                    ---------    ---------

     ISE Labs                                       $  53,470    $  72,322
     Digital Testing Services, Inc.                       227           --
                                                    ---------    ---------

                                                    $  53,697    $  72,322
                                                    =========    =========

     Amortization of goodwill is reflected in general and administrative expenses in the consolidated statements of income and was $7,053, $7,530 and $10,105 for the years ended December 31, 2000, 2001 and 2002, respectively.

8.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     Accrued expenses and other current liabilities consist of:

                                                       2001         2002
                                                    ---------    ---------

     Accrued bonuses and salary                     $   4,192    $   2,699
     Commission payable                                 1,286          192
     Deferred revenue                                     214           --
     Utilities payable                                    590          466
     Accrued shipping and other expenses                  225        2,245
     Other                                              6,661        4,684
                                                    ---------    ---------

                                                    $  13,168    $  10,286
                                                    =========    =========

9.   SHORT-TERM BORROWING

     These represent the revolving bank loans and letters of credit loans for purchase of material that bear interest rates from 2.65% to 4.05% in 2001 and 2.22% to 2.57% in 2002.

     Unused credit lines for short-term borrowings, including commercial paper and bank acceptances, totaled approximately $91,000 as of December 31, 2002.

10.  COMMERCIAL PAPER AND BANK ACCEPTANCES PAYABLE

     Commercial paper and bank acceptances payable bear interest rates ranging from 1.78% to 1.85% in 2002.

11.  LONG-TERM DEBT


                                                       2001         2002
                                                    ---------    ---------

     Convertible notes                              $ 186,812    $ 198,973
     Bank loans                                        47,501       48,096
     Revolving bank loans and acceptance payables      33,515       20,092
     Capital lease obligation (Note 20)                 1,094       12,835
     Notes payable                                        179           --
                                                    ---------    ---------
                                                      269,101      279,996
     Less:  Current portion                           (20,730)     (35,725)
                                                    ---------    ---------

                                                    $ 248,371    $ 244,271
                                                    =========    =========

          a.   Convertible notes

                                                            2001         2002
                                                         ---------    ---------

          Principal                                      $ 159,890    $ 159,890
          Accrued interest                                  26,922       39,083
                                                         ---------    ---------

                                                         $ 186,812    $ 198,973
                                                         =========    =========

          On June 29, 1999, ASE Test Finance Limited issued $160 million of 1% guaranteed convertible notes due July 1, 2004. The proceeds from the issuance of the convertible notes were used to finance the acquisitions of ISE Labs, Inc. and the Motorola Semiconductor Products Sector Businesses in Taiwan and Korea. ASE Test Finance Limited will redeem each convertible note that has not been previously redeemed, converted or purchased and cancelled at 136.92% of its principal amount in US dollars on July 1, 2004.

          The holders of the convertible notes may convert them into ordinary shares of ASE Test Limited at the specified conversion price (currently $24.75 per share, subject to adjustment) at any time between December 29, 1999 and July 1, 2004.

          The convertible notes may be redeemed under the following circumstances:

          1)   Redemption for taxation reasons

               If the applicable tax law or treaty is unfavorably revised, ASE Test Finance Limited or the Company may redeem the convertible notes in whole at a specified early redemption price, at any time upon giving written notice not less than 30 days and not more than 60 days to the holders of the convertible notes.

          2)   Redemption at the option of ASE Test Finance Limited

               On or at any time after July 1, 2002, ASE Test Finance Limited may redeem all or a part of the convertible notes at a specified early redemption price.

          The convertible notes aggregating $110 were converted into shares of ASE Test Limited in 2000. No conversions were made in 2001 and 2002.

     b.   Bank loans

                                                                                         2001       2002
                                                                                       --------   --------
          ASE Test, Inc.--Denominated in New Taiwan Dollar
                Repayable in quarterly installments through July 2006,
                  interest at 6.475%--6.755% in 2001 and 4.495%--4.65% in 2002         $    857   $  9,491
                Repaid in October 2002, interest at 6.475% in 2001                        2,299         --
                Repayable in quarterly installments through March 2003,
                  interest at 4.0% in 2001 and 3.0% in 2002                               4,144        834
                Repayable in quarterly installments through December
                  2004, interest at 4.0% in 2001 and 3.0% in 2002                         6,430      4,314
                Repayable in quarterly installments through March 2004,
                  interest at 4.0% in 2001 and 3.0% in 2002                               6,430      3,595
                Repaid in March 2002, interest at 6.11% in 2001                           2,501         --
                Repayable in quarterly installments through December 2006,
                  interest at 4.5% in 2002                                                   --     11,504
                                                                                       --------   --------
                                                                                         22,661     29,738
                                                                                       --------   --------

          ISE Labs, Inc.--Denominated in US Dollar
                Borrowing under line of credit of $10 million, expires
                  February 2005, at prime rate 5.5% in 2001 and 4.25% in 2002          $  5,022   $  3,022
                Borrowings under line of credit of $14 million
                      Repaid in May 2002, at prime rate 5.5% in 2001                      1,373         --
                      Expired in May 2003, at prime rate 4.25% in 2002                       --      1,873
                      Expires January 2004, interest at 7.75% in 2001 and 2002              889        494
                Equipment loan at prime rate 5.5% in 2001 and 4.25% in 2002,
                  due through December 2005                                              12,000      9,000
                Mortgage loan, interest at 7.92% in 2001 and 2002, due through
                  May 2009                                                                4,005      3,465
                Equipment loan at prime rate 5.5% in 2001 and 4.25% in 2002,
                  due through January 2004                                                1,551        504
                                                                                       --------   --------
                                                                                         24,840     18,358
                                                                                       --------   --------
                                                                                       $ 47,501   $ 48,096
                                                                                       ========   ========

          The bank loan agreements provide that the interest rates are adjusted based on market rates.

          Some of ISE Labs, Inc.'s loan agreements contain certain convenant and default provisions that require ISE Labs, Inc. to maintain certain financial ratios, dividend and capital expenditure restrictions and maintenance of working capital requirements. ISE Labs, Inc. was in violation of covenants under these bank loan agreements to maintain certain monthly and quarterly financial ratios for the months from October 2002 through February 2003 and for the fourth quarter of 2002, respectively. These breaches constituted events of default and, as a result, the bank declared all of ISE Labs, Inc.'s obligations under the agreement immediately due and payable. ISE Labs, Inc. subsequently obtained a waiver of the aforementioned breaches from the bank, repaid all of the amounts owed under the loan and terminated the loan agreement. Accordingly, the total debt amount was included in the current portion of long-term debt at December 31, 2002.

          Certain loans contain restrictive covenants and broad default provisions such that a default under one agreement may also trigger cross-defaults under other agreements.

     c.   Revolving bank loans and acceptance payables

                                                                                         2001       2002
                                                                                       --------   --------
          Principal (under a syndicated money market instrument issuing facility agreement of NT$1.5 billion)--revolving within 5 years starting from
            June 1998, interest at 2.905%--5.745% in 2001 and
            2.855%--2.915% in 2002                                                     $ 34,295   $  8,628
          Revolving credit lines, repayable in 13 quarterly installments from
            January 2004 to January 2007, interest at 4.5%                                   --     11,504
                                                                                       --------   --------
                                                                                         34,295     20,132
          Less--unamortized discounts                                                      (780)       (40)
                                                                                       --------   --------

                                                                                       $ 33,515   $ 20,092
                                                                                       ========   ========

          The following are certain significant terms of the Agreement:

          1) ASE Test, Inc. shall not pledge its assets or assume the liabilities of others or other take similar actions, without the consent of the majority of the banks.

          2)   ASE Test, Inc. must maintain certain financial ratios.

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

          3)   Reduce its ownership in ASE Test, Inc. to less than 51%.

          4) Transfer, sell, lease or dispose of substantial portion of its assets.

     Summarized long-term debt by currency is as follows:

                                             2000              2001             2002
                                        -------------     -------------    -------------
     New Taiwan Dollars                 NT$ 2,411,550     NT$ 1,965,613    NT$ 1,732,584
     U.S. Dollars                       US$   214,651     US$   212,925    US$   230,166

     Maturities of long-term debt outstanding as of December 31, 2002 are as follows:

     Within the following year                                                $   35,725
     During the second year                                                      217,689
     During the third year                                                        14,105
     During the fourth year                                                       10,287
     During the fifth year and thereafter                                          2,190
                                                                              ----------

                                                                              $  279,996
                                                                              ==========

     The unused long-term credit facilities totaled $34,922 as of December 31, 2002.

12.  SHAREHOLDERS' EQUITY

     The numbers of shares for all periods have been restated for the two-for-one stock splits effected on February 8, 1998 and April 5, 1999.

     Capital surplus from prior years' gains on disposal of properties has been transferred to retained earnings in the 2002 general shareholders' meeting.

     The Articles of Incorporation of ASE Test, Inc. provide that the annual net income as determined under ROC GAAP shall be appropriated as follows:

     a.  Offset against deficit; if any;

     b.  10% of the remainder as legal reserve;

     c. Remuneration to directors and supervisors equal to not more than 2%, and bonus to employees equal to 3%--7% of the remainder, respectively.

     The appropriations shall be approved by the shareholders in the following year and given effect in the financial statements of such year.

     Under the ROC Company Law, the aforementioned legal reserve may be used to offset a deficit. Also, when the reserve has reached 50% of capital, up to 50% thereof may be transferred to capital. This legal reserve amounted to $16,180 as of December 31, 2002 and is included in the consolidated retained earnings.

13.  INCOME TAX

     a. Income tax expense attributable to continuing operations consists of the following:

                                                                 2000         2001         2002
                                                              ---------    ---------    ---------
          Income tax expense (benefit)--current               $   4,130    $  (2,927)   $  (3,625)
          Income taxes (10%) on undistributed earnings            2,939        4,119          566
          Income tax expense (benefit)--deferred                 (4,872)       4,375       (7,184)
          Adjustment of prior year's income tax                      --          955           --
                                                              ---------    ---------    ---------

                                                              $   2,197    $   6,522    $ (10,243)
                                                              =========    =========    =========

     b. Reconciliation of income taxes attributable to continuing operations for the years ended December 31, 2000, 2001 and 2002 calculated at the statutory rate and the income tax expense (benefit) is as follows:

                                                                                     2000        2001          2002
                                                                                  ---------    ---------    ---------
          ASE Test, Inc.
          --------------
          Tax expense (benefit) based on pretax accounting
            income (loss) at statutory rate (25%)                                 $  12,873    $   1,407    $  (2,453)
          Add (deduct) tax effects of:
                Permanent differences
                      Tax-exempt income--tax holiday                                 (6,126)        (659)      (1,070)
                      Tax-exempt income--Gain from sales of
                        securities                                                       --         (135)        (122)
                Temporary differences
                      Investment loss (income)                                    $     146    $     (77)   $     256
                      Loss on long-term bond securities                                 789           49           --
                      Unrealized foreign exchange gain (loss)                           363          (17)         155
                      Bad debts                                                         290           37           --
                      Impairment loss on fixed assets                                    --           --        3,825
                      Other                                                            (135)          28          227
                Credits for investment in machinery and
                  equipment, and research and development
                  expenditures                                                       (8,527)      (4,752)      (1,342)
                Net change in deferred income tax for the period                     (9,651)      11,778       (3,990)
          Adjustment of prior year's income tax                                          --          955           --
          Income taxes (10%) on undistributed earnings                                2,939        4,119          566
          Other                                                                          71         (151)          --
                                                                                  ---------    ---------    ---------
          Income tax expense (benefit)                                               (6,968)      12,582       (3,948)
                                                                                  ---------    ---------    ---------

          ASE Test Malaysia
          -----------------
          Tax expense (benefit) based on pretax accounting income
            (loss) at statutory rate (28%)                                           13,780         (391)      (1,478)
          Add (deduct) tax effects of:
                Permanent differences
                      Tax-exempt income                                              (8,881)          --           --
                      Others                                                            156           83           42
                Temporary differences
                      Depreciation and capital allowance                             (4,636)      (4,371)      (1,217)
                      Provisions and deferred assets                                   (219)         441           62
                      Unabsorbed capital allowances                                      --        4,380        2,280
                      Other                                                              --           --          372
                Deferred                                                              4,855       (1,737)      (1,001)
                                                                                  ---------    ---------    ---------
                Income tax expense (benefit)                                          5,055       (1,595)        (940)
                                                                                  ---------    ---------    ---------

          ISE Labs, Inc.
          --------------
          Tax expense (benefit) based on pretax accounting income (loss) at
          statutory rate (federal tax rate 35% and state tax rate 6%)                 7,121       (6,636)     (18,143)
          Add (deduct) tax effects of:
                Permanent differences
                      Penalty                                                         1,339           --           --
                      Amortization and expenses                                         250          128           --
                      Others                                                             --           18           12
                Utilization of loss carryforward                                     (1,087)          --       (1,000)
                Loss to be carryforward                                                  --        5,283       12,877

                Deferred                                                                (76)      (5,666)          --
                Lower foreign tax rate adjustment and other                          (3,437)       2,408          899
                                                                                  ---------    ---------    ---------
                Income tax expense (benefit)                                          4,110       (4,465)      (5,355)
                                                                                  ---------    ---------    ---------

          Income tax expense (benefit)                                            $   2,197    $   6,522    $ (10,243)
                                                                                  =========    =========    =========

          The income of ASE Test, Inc. attributable to the capital increase (in 1994 and 1998) for the purpose of purchasing machinery and equipment is exempt. The exemption is for five years starting when the installation of the machinery and equipment is completed. The Company completed the installation in respect to the foregoing capital increases in January 1996 and in January 2001. Also, ASE Test Malaysia has been granted approval of "hi-tech pioneer" status for an additional five years and is expected to commence the tax holiday retroactively from July 1, 1999 through June 30, 2004. The per share effect (basic earnings per share) of tax holiday is US$0.16 in 2000, US$0.01 in 2001 and US$0.00 in 2002.

          Undistributed earnings of the Company's subsidiaries amounted to $282,365, as at December 31, 2002. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for income tax has been provided thereon.

     c. Deferred income tax assets and liabilities as of December 31, 2001 and 2002 are summarized as follows:

                                                                                     2001        2002
                                                                                   --------    --------
          Current assets
                ISE Labs, inc
                     Allowance for doubtful receivables and deferred revenue       $  1,315  $       --
                     Net operating loss carryforward                                  5,541          --
                     Amortization and other                                           1,925         855
                                                                                   --------    --------
                                                                                      8,781         855
                ASE Test, Inc. - unused tax credits                                   4,337       5,517
                                                                                   --------    --------
                                                                                     13,118       6,372
                Less--valuation allowance                                            (3,334)     (4,851)
                                                                                   --------    --------

                                                                                   $  9,784    $  1,521
                                                                                   ========    ========
          Non-current assets (liabilities)
                ASE Test, Inc. - unused tax credits                                $ 17,531    $ 18,488
                                                                                   --------    --------
                ASE Test Malaysia
                     Net operating loss carryforward                                    404         404
                     Unabsorbed capital allowances                                    4,810       7,090
                     Other                                                              209         291
                                                                                   --------    --------
                                                                                      5,423       7,785
                                                                                   --------    --------
                ISE Labs, Inc.
                     Deferred rent                                                      442         725
                     Net operating loss carryforward                                     --       9,950
                     Credit and others                                                   --         480
                     From foreign subsidiaries                                           --         228
                                                                                   --------    --------
                                                                                        442      11,383
                                                                                   --------    --------
                                                                                     23,396      37,656
                Less--valuation allowance                                            (7,949)     (4,766)
                                                                                   --------    --------
                                                                                     15,447      32,890
                                                                                   --------    --------
                ASE Test Malaysia
                     Timing difference between tax capital allowances and
                     Depreciation of property, plant and equipment                 $ (3,686)   $ (5,047)
                                                                                   --------    --------
                ISE Labs, Inc.
                     Depreciation                                                    (5,635)     (6,979)
                     Excess of purchase cost (Note 1)                                (1,604)     (1,026)
                     From foreign subsidiaries                                       (1,374)       (623)
                                                                                   --------    --------
                                                                                     (8,613)     (8,628)
                                                                                   --------    --------

          Total                                                                    $  3,148    $ 19,215
                                                                                   ========    ========

          The deferred income tax assets consist of unused tax credits arising from investments in machinery and equipment and research and development expenditures in ASE Test Inc.; while those of ASE Test Malaysia and ISE Labs, Inc. are mainly from capital allowances and losses to be carryforward, respectively.

     d. As of December 31, 2002, ASE Test, Inc. has unused tax credits which can be utilized to offset its future income tax are set forth below:

          Year of Expiry
          --------------

          2003                                                     $   5,517
          2004                                                         8,830
          2005                                                         3,158
          2006                                                         6,500
                                                                   ---------

                                                                   $  24,005
                                                                   =========

     In the ROC, tax credits may be utilized to reduce up to 50% of income tax payable each year. In the expiring year, any remainder of unused tax credits can be used entirely.

     ISE Labs, Inc.'s available U.S. Federal and California State net operating loss carryforward are approximately $25.7 million and $20.7 million with expiration period to 2022 and 2012, respectively.

     Income tax return of ASE Test, Inc. has been examined by the ROC tax authorities through 1999.

     14.  PENSION PLAN

     ASE Test, Inc. has a defined benefit pension plan for its regular employees. Retirement benefits are based on the length of service and average salaries or wages of the last six months before retirement. ISE Labs, Inc. has a defined contribution savings plan ("401k plan") for eligible employees. This plan permits employees to make contributions up to the maximum limits allowable under Internal Revenue Code Section 401k. ASE Test, Inc. makes monthly contributions, at 2% of salaries and wages, to pension funds which are in the name of, and are administered by, the employee pension plan committee and are deposited in the Central Trust of China (the "CTC"), a government agency. CTC may invest the assets of the fund in stocks, bonds and other securities. Information relating to such investments is unavailable to ASE Test, Inc. The changes in the retirement funds during the periods indicated are summarized as follows:

                                                                      2000        2001        2002
                                                                    --------    --------    --------
     Balance, beginning of year                                     $  1,015    $  1,341    $  1,542
     Contributions                                                       325         247         304
     Payments                                                             (6)        (21)         --
     Interest income                                                      84          57          39
     Exchange difference                                                 (77)        (82)          7
                                                                    --------    --------    --------

     Balance, end of year                                           $  1,341    $  1,542    $  1,892
                                                                    ========    ========    ========

     Pension costs for ASE Test, Inc. during the periods indicated consist of:

                                                                      2000        2001        2002
                                                                    --------    --------    --------
     Service costs                                                  $    491    $    479    $  1,024
     Interest                                                            120         146         183
     Projected return on pension assets                                  (52)        (86)        (85)
     Amortization of net transition obligation gain or loss on
       plan assets, etc                                                  (13)         16          41
                                                                    --------    --------    --------

                                                                    $    546    $    555    $  1,163
                                                                    ========    ========    ========

     Other pension information based on actuarial calculations of the plan during the periods indicated are as follows:

                                                                2000          2001          2002
                                                             ---------     ---------     ---------
     a.  Benefit obligations

          Vested benefit obligation                          $      30     $       9     $      10
          Non-vested benefit obligation                          1,114         2,005         3,438
                                                             ---------     ---------     ---------
          Accumulated benefit obligation                         1,144         2,014         3,448
          Additional benefits based on future salaries           1,345         1,600         2,743
                                                             ---------     ---------     ---------
          Projected benefit obligation                           2,489         3,614         6,191
          Fair value of assets                                  (1,341)       (1,542)       (1,892)
                                                             ---------     ---------     ---------
          Funded status                                          1,148         2,072         4,299
          Unrecognized net transition obligation                  (200)         (178)         (170)
          Unrecognized actuarial loss                             (380)       (1,084)       (2,462)
                                                             ---------     ---------     ---------

          Accrued pension cost                               $     568     $     810     $   1,667
                                                             =========     =========     =========

     b.   Vested obligation                                  $      30     $      10     $      11
                                                             =========     =========     =========

     c.   Actuarial assumption

          Discount rate                                            6.0%          5.0%          3.5%
          Increase in future salary level                          4.0%          3.0%          3.0%
          Expected rate of return on plan assets                   6.0%          5.0%          3.5%

     The Company has no other post-retirement or post-employment benefit plans.

15.  EMPLOYEE STOCK OPTION PLANS

     The Company has five stock option plans, the 1996 Executive Management Option Plan (the "1996 Plan"), and the 1997, 1998, 1999 and 2000 Option Plans. Stock options granted under these plans are exercisable for the ordinary shares of the Company based on a vesting schedule over five years until the options expire. The Company applies US GAAP to the accounting for stock options granted under these plans (see Note 27 f).

16.  INTERESTi-DNET

                                                                2000          2001          2002
                                                             ---------     ---------     ---------
     Interest expense                                        $  20,575     $  19,029     $  16,687
     Interest income                                            (5,835)       (5,246)       (2,291)
                                                              --------     ---------     ---------

     Net                                                     $  14,740     $  13,783     $  14,396
                                                             =========     =========     =========

17.  RELATED PARTY TRANSACTIONS

     Related party transactions made by the Company and its parent company with ASE, Inc. and its affiliates, ASE Material Inc., ASE (Chung-Li), Inc., ASE Korea, Inc., ASE Holding Electronics (Philippine) Inc. ("ASE Philippine"), J&R Industrial Inc. ("J&R") and Hung Ching Development & Construction Co., ("HCDC") are as follows:

                                                       2000      2001      2002
                                                     -------   -------   -------
     For the year
     ------------
     Revenues--ASE, Inc.                             $    87   $    12   $    11
                                                     =======   =======   =======

     Purchase of machinery and equipment:
           ASE, Inc.                                 $   937   $   973   $    --
           ASE Korea, Inc.                               487       569     1,527
           ASE (Chung-Li), Inc.                           --     2,353        --
                                                     -------   -------   -------

                                                     $ 1,424   $ 3,895   $ 1,527
                                                     =======   =======   =======

     Purchase of buildings--HCDC                     $    --   $12,503   $    --
                                                     =======   =======   =======

     Purchase of raw materials:
           ASE, Inc.                                 $   730   $   774   $   533
           ASE Material, Inc.                          1,594     2,647     5,670
           ASE Philippine                                127        --        --
           ASE (Chung-Li), Inc.                           38        --       300
           ASE Korea, Inc.                                --        --     1,412
                                                     -------   -------   -------

                                                     $ 2,489   $ 3,421   $ 7,915
                                                     =======   =======   =======


                                                       2000      2001      2002
                                                     -------   -------   -------
     Sale of properties:
           ASE Philippine                            $    25   $   657   $    --
           ASE, Inc.                                      75        32        --
           ASE Korea, Inc.                                72     3,373     1,734
           ASE (Chung-Li), Inc.                        1,044     2,092       432
           J&R                                            --     1,341        --
                                                     -------   -------   -------

                                                     $ 1,216   $ 7,495   $ 2,166
                                                     =======   =======   =======


                                                                 2001      2002
                                                               -------   -------
     At year end
     -----------
     Accounts receivable:
           ASE, Inc.                                           $ 3,311   $ 5,961
           ASE Korea, Inc.                                          --     1,759
           ASE (Chung-Li), Inc.                                  2,115       701
           J&R                                                   1,293        --
           ASE Philippine                                          917       918
           Other                                                   199         1
                                                               -------   -------

                                                               $ 7,835   $ 9,340
                                                               =======   =======

     Accounts payable:
           ASE, Inc.                                           $ 3,704   $ 1,448
           ASE Korea, Inc.                                          --       444
           ASE Material, Inc.                                      404       275
           ASE (Chung-Li), Inc.                                  1,905       810
           ASE Philippine                                           --        26
                                                               -------   -------

                                                               $ 6,013   $ 3,003
                                                               =======   =======

     These transactions were conducted at prices and terms comparable to those applied in transactions with unrelated companies, except for the purchases and sales of machinery and equipment which were recorded at net book values.

18.  EARNINGS (LOSS) PER SHARE

     Since the Company incurred a loss from continuing operations for the years ended December 31, 2001 and 2002, only the basic net loss per share is presented. Diluted earnings per share for the year ended December 31, 2000 is calculated as follows:

     Net income under ROC GAAP                                                               $   107,195
                                                                                             ===========

     Weighted average shares--denominator for basic earnings per share                        85,970,361
     Effect of diluted shares for ordinary share equivalents--stock options                    6,702,679
                                                                                             -----------
     Weighted average shares, as adjusted - denominator for diluted earnings per share        92,673,040
                                                                                             ===========
     Earnings per share (in US dollars)
           Basic                                                                             $      1.25
                                                                                             ===========
           Diluted                                                                           $      1.16
                                                                                             ===========

     The number of shares to be issued upon conversion of the convertible notes is 6,460,202 for each of the three years in the period ended December 31, 2002.

     The convertible notes had an antidilutive effect on earnings per share on all periods presented and, accordingly, are not deemed as the Company's ordinary share equivalent.

19.  ASSETS PLEDGED OR MORTGAGED

     The assets of ASE Test, Inc. pledged or mortgaged as collateral for bank loans and as guarantees for hiring of foreign laborers are summarized as follows:

                                                          2001          2002
                                                       ---------     ---------

     Machinery and equipment--net                      $  38,268     $  46,957
     Time deposits                                           274         1,237
                                                       ---------     ---------

                                                       $  38,542     $  48,194
                                                       =========     =========

     In addition, total assets of ISE Labs, Inc. amounting to $155,990 and $93,076 as of December 31, 2001 and 2002 have been pledged as collateral for its long-term debts.

20.  COMMITMENTS AS OF DECEMBER 31, 2002

     a. ASE Test, Inc. leases the land on which its buildings are situated under various operating lease agreements with the government expiring on various dates from February 2006 to December 2012. The agreements grant ASE Test, Inc. option to renew the leases and reserve the right for the lessor to adjust the lease charges upon an increase in the assessed value of the land and to terminate the leases under certain conditions. ISE Labs, Inc. also leases office space and equipment under non-cancellable operating lease agreements. The rental expenses for the years ended December 31, 2000, 2001 and 2002 were $2,945, $10,656 and $9,936, respectively. The future minimum lease payments under above-mentioned operating leases are as follows:

          2003                                                   $    7,596
          2004                                                        7,635
          2005                                                        7,696
          2006                                                        7,087
          2007                                                        5,637
          2008 and thereafter                                         9,650
                                                                 ----------

                                                                 $   45,301
                                                                 ==========

          In addition, ASE Test, Inc. and ISE Labs, Inc. also lease equipment under non-cancellable capital lease agreements. As of December 31, 2002, the net book value of the equipment acquired under the capital obligations amounted to $12,928. The future minimum lease payments under above-mentioned capital leases are as follows:

          2003                                                   $    6,050
          2004                                                        5,335
          2005                                                        3,152
                                                                 ----------
          Total minimum lease payments                               14,537
          Less:  Amount representing interest                        (1,702)
                                                                 ----------
          Present value of future lease obligations                  12,835
          Capital lease obligation, current                          (5,046)
                                                                 ----------

          Capital lease obligation, long-term                    $    7,789
                                                                 ==========

     b.   ASE Test, Inc. has unused letters of credit of $9,691.

     c. ASE Test, Inc., ASE Test Malaysia and ISE Labs, Inc. have commitments to purchase machinery and equipment of $22,682, $3,358 and $8,902, respectively.

     d. ASE Test, Inc. and ASE Test Malaysia engage outside sales agencies. Commissions and service fees were paid based on monthly incurred service--related costs and expenses plus 5%--10% in 2001 and 2002 (starting August 2001, there is limited amounts prescribed for costs and expenses incurred) or based on 0.56%--0.7% in 2001 and 2002 of net export sales. Such commissions and service fees for 2000, 2001 and 2002 were $6,323, $6,248 and $5,225, respectively.

21.  DERIVATIVE FINANCIAL INSTRUMENTS

     Information on derivative transactions are as follows:

     a.   Foreign currency options contracts

          Because ASE Test, Inc. expects to receive US dollars from export sales, it has occasionally entered into foreign currency option contracts to manage exposures to exchange rate fluctuations. As of December 31, 2002, there are no outstanding contract.

          The gain (loss) arising from such settled option contracts were immaterial in 2000, 2001 and 2002.

     b.   Forward exchange contract

          ASE Test Malaysia entered into forward contracts to manage exposures of foreign exchange rate fluctuations associated with its foreign currency liabilities. As of December 31, 2002, there is no open forward contract. The gain arising from settled forward contracts were $2,062 and $942 in 2000 and 2001, respectively.

     c.   Transaction risk

          1)   Credit risk

               ASE Test, Inc. is exposed to credit risk in the event of non-performance of the counter parties to option and forward contracts on maturity. In order to manage this risk, ASE Test, Inc. transacts only with financial institutions with good credit ratings. As a result, no material losses resulting from counter party defaults are anticipated.

          2)   Market risk

               Market risk is the exposure created by potential exposures to changes of foreign exchange rate related to its foreign--currency--denominated assets and/or liabilities.

          3)   Liquidity risk and cash flow risk

               At the maturity of these contracts, ASE Test, Inc. and ASE Test Malaysia have sufficient operating capital to meet cash requirements.

22.  NON-DERIVATIVE AND DERIVATIVE FINANCIAL INSTRUMENTS

                                                                   2001                    2002
                                                          ---------------------    ---------------------
                                                           Carrying     Fair       Carrying      Fair
                                                            Value       Value        Value       Value
                                                          ---------   ---------    ---------   ---------
     Non-derivative financial instruments
     ------------------------------------

     Assets
           Cash and cash equivalents (including
             pledged time deposits)                       $ 106,339   $ 106,339    $ 120,065   $ 120,065
           Short-term investments                            31,503      31,527        2,500       2,500
           Accounts receivable                               46,573      46,573       58,631      58,631
           Long-term investments                             95,042      95,019       93,702      92,710

     Liabilities
           Short-term borrowings                              9,946       9,946       24,597      24,597
           Commercial paper and bank acceptances
             payable                                             --          --       19,403      19,403
           Accounts payable                                  17,807      17,807       18,435      18,435
           Long-term debts (including current
             portion)                                       269,101     269,101      279,996     279,996

     Derivative financial instruments
     --------------------------------

     Forward exchange contracts                                  --          --           --          --
     Foreign currency options                                    --        (183)          --          --

     The carrying values of cash and cash equivalents, accounts receivable, short-term borrowings, commercial paper and bank acceptances payable and accounts payable approximate fair values because of the short maturity of these instruments. The fair values of short-term and long-term investments are determined based on market values or net equity values. The fair values of long-term debts are determined based on the estimated present values of future cash flows using the interest rates of similar long-term debt instruments which the Company is able to obtain. Fair value of long-term debts is carrying value as floating interest rates are applied. The fair values of derivative financial instruments are based on the information of mark-to-market valuation.

23.  CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

     A substantial portion of sales are made to a small number of customers on credit and generally no collateral is required. Concentration of accounts receivable as of December 31, 2001 and 2002 are as follows:

                                                           Percentage of
                                                       Accounts Receivable
                                                      ---------------------
                                                        2001         2002
                                                      --------     --------

     Five largest customers                              34%          32%

     Credit evaluation of each customer is performed and reserves for potential credit losses are maintained. Losses from bad debts, in the aggregate, have not exceeded management's estimates.

24.  SEGMENT AND GEOGRAPHICAL INFORMATION

     a.   Geographical information--revenue

                                                     2000                   2001                   2002
                                                -------------------    -------------------    -------------------
              Area                              Amount          %      Amount          %      Amount          %
          ----------------                      ----------     ----    ----------     ----    ----------     ----
          North America                         $  323,658       74    $  225,657       76    $  219,038       73
          Asia, excluding Australia                 87,897       20        62,952       21        68,130       23
          Europe                                    28,730        6         9,850        3        14,778        4
          Australia                                     --       --             7       --            16       --
                                                ----------     ----    ----------     ----    ----------     ----

                                                $  440,285      100    $  298,466      100    $  301,962      100
                                                ==========     ====    ==========     ====    ==========     ====

     b.   Geographical information--long-lived assets

                                                                            2001                   2002
                                                                       -------------------    -------------------
                                                                       Amount          %      Amount          %
                                                                       ----------     ----    ----------     ----
          Asia                                                         $  491,143       84    $  478,518       90
          North America                                                    95,691       16        52,978       10
                                                                       ----------     ----    ----------     ----

                                                                       $  586,834      100    $  531,496      100
                                                                       ==========     ====    ==========     ====

     c.   Major customers

          Customers accounting for 10% or more of total revenues are shown below:

                                                     2000                   2001                   2002
                                                -------------------    -------------------    -------------------
                                                Amount          %      Amount          %      Amount          %
                                                ----------     ----    ----------     ----    ----------     ----
          Customer A                            $   60,219       14    $   48,940       16    $   35,501       12
          Customer B                                42,719       10        14,428        5        18,566        6
                                                ----------     ----    ----------     ----    ----------     ----

                                                $  102,938       24    $   63,368       21    $   54,067       18
                                                ==========     ====    ==========     ====    ==========     ====

          The revenues of ASE Test, Inc. from testing services provided to certain of ASE Inc.'s customers through ASE Inc. amounted to $4,493, $5,354 and $11,500 in 2000, 2001 and 2002, respectively. None of such customers individually accounted for more than 10% of ASE Test, Inc.'s revenues from testing services in any such period.

     d.   Segment information

          The Company has two reportable segments: testing and packaging.

          The Company bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics; provides testing services, including front-end engineering testing, wafer probing and final testing services. The accounting policies of the segments are the same as those described in Note 2. Segment information for the years ended December 31, 2000, 2001 and 2002 is as follows:

                                                                     Testing       Packaging      All other        Totals
                                                                   -----------    -----------    -----------    -----------
          2000
          ----

          Revenue from external customers                          $   316,158    $   124,127    $        --    $   440,285
          Interest revenue                                               1,222            527          4,086          5,835
          Interest expense                                              (7,814)          (110)       (12,651)       (20,575)
          Net interest revenue (expense)                                (6,592)           417         (8,565)       (14,740)
          Depreciation and amortization                                103,943         12,894            669        117,506
          Segment profit from continuing operation                      84,406         26,915          2,322        113,643
          Segment assets                                               762,811         84,414        244,430      1,091,655
          Expenditures for segment assets                              365,054         32,522         15,621        413,197

          2001
          ----

          Revenue from external customers                              223,193         75,273             --        298,466
          Interest revenue                                                 756            182          4,308          5,246
          Interest expense                                              (5,909)          (195)       (12,925)       (19,029)
          Net interest expense                                          (5,153)           (13)        (8,617)       (13,783)
          Depreciation and amortization                                127,617         16,463            780        144,860
          Segment profit (loss) from continuing operation              (23,258)         2,269        (20,775)       (41,764)
          Segment assets                                               647,774         73,777        237,855        959,406
          Expenditures for segment assets                               94,631          9,585             --        104,216

          2002
          ----

          Revenue from external customers                          $   214,331    $    87,631    $        --    $   301,962
          Interest revenue                                                 178             53          2,060          2,291
          Interest expense                                              (2,766)          (160)       (13,761)       (16,687)
          Net interest expense                                          (2,588)          (107)       (11,701)       (14,396)
          Depreciation and amortization                                124,723         17,751         11,777        154,251
          Segment loss from continuing operation                       (61,620)        (4,595)       (25,296)       (91,511)
          Segment assets                                               576,987        110,169        238,317        925,473
          Expenditures for segment assets                              110,044         15,965             --        126,009

25.  DISCONTINUED OPERATIONS

     On July 25, 2000, ISE Labs, Inc. sold its packaging operation in Manteca, California to its existing shareholders for $4.9 million. ISE Labs, Inc. recognized a loss on disposition of $1,327, net of tax benefits of $608. As discussed in Note 1, this disposition loss was considered an adjustment of purchase price allocation.

     Summarized below are operating results of the discontinued segment for the period from May 5, 1999 to December 31, 1999 and for the year ended December 31, 2000:

                                                     1999           2000
                                                   -------        -------

     Net sales                                     $ 6,079        $ 5,024
     Gross profit                                      112            414
     Loss before income taxes                       (2,294)        (1,146)
     Income tax benefit                                934            388
     Net loss                                       (1,360)          (758)


26. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

     The Company's consolidated financial statements have been prepared in accordance with ROC GAAP, which differ in the following respects from US
     GAAP:

     a.   Pension benefits

          US Statement of Financial Accounting Standards (US SFAS) No. 87, "Accounting for Pensions", was effective no later than the beginning of the first period for which a US GAAP reconciliation is required. A portion of the unrecognized net transition obligation at the adoption date is to be allocated directly to equity. ASE Test, Inc. adopted US SFAS No. 87 on January 1, 1987. ROC SFAS No. 18, which is substantially similar in many aspects to US SFAS No. 87, was effective in 1996. Therefore, pension expense due to different adoption dates is adjusted.

     b.   Short-term investments

          Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market, and debt securities are carried at cost, with only unrealized losses recognized. Under US SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity.

     c.   Bonuses to employees, directors and supervisors

          According to ROC regulations and the Articles of Incorporation of ASE, Inc. and ASE Test, Inc., a portion of distributable earnings should be set aside as bonuses to employees, directors and supervisors. Bonuses to directors and supervisors are always paid in cash. However, bonuses to employees are paid in cash by ASE Test, Inc., and may be granted in stock of ASE, Inc. by ASE, Inc. Cash bonuses which are distributed as bonuses to employees are charged against retained earnings under ROC GAAP, after such appropriations are formally approved by the board of directors and resolved by the shareholders in the following year. Under the regular bonus plan of the ASE Group effective in 1994, the bonuses payable to employees of all ASE Group companies in Taiwan (including ASE Test, Inc.) shall be paid in common shares of ASE, Inc. issued from the capitalization of its retained earnings to employees. Under US GAAP, such cash payment and the fair market value of the ASE, Inc. common shares received by ASE Test, Inc.'s employees have been recorded as compensation expenses, allocated to cost of revenues, research and development costs and selling, general and administrative expenses, and credited to capital surplus in the year when the bonuses were earned. ASE, Inc. pays the bonuses on behalf of the Company and does not require reimbursement. Since the amount and form of such bonuses are not finally determinable until the board of directors meeting in the subsequent year, the total amount of the aforementioned bonuses ("regular bonuses") is initially accrued based on the management's estimate regarding the amount to be paid based on Articles of Incorporation of ASE, Inc. and ASE Test, Inc. Any difference between the initially accrued amount and the fair market value of the bonuses settled by the issuance of shares is recognized in the year of approval by the board of directors. The management estimates that the regular annual employees' bonuses, including cash and stock, will approximate three to four months' salaries and wages. Such bonuses under US GAAP were charged to the costs and expenses as follows:

                                                               2000         2001         2002
                                                             --------     --------     --------
          Cost of revenues                                   $  3,037     $     --     $     --
          Selling, general and administrative expenses            507           --           --
          Research and development                                507           --           --
                                                             --------     --------     --------

                                                             $  4,051     $     --     $     --
                                                             ========     ========     ========

          Aside from the aforementioned regular bonus plan, ASE, Inc., the parent of the Company, granted a special stock bonus to ASE Test, Inc.'s employees aggregating $5,800 and $6,900 in value of ASE, Inc. shares in 1997 and 1999. ASE Test, Inc. required its employees who received the special stock bonus to work for an additional three years. Accordingly, the amount of $5,800 and $6,900 is being allocated over three years starting April 1998 and July 2000, respectively, as additional compensation expense in the consolidated statement of income under US GAAP.

     d.   Depreciation of buildings

          Under ROC GAAP, the estimated life of a building can be as long as 40 years based on ROC practices. For US GAAP purposes, the useful lives of buildings is estimated to be 25 years.

     e.   Excess of book value on transfer of building between related parties

          ASE Test, Inc., a consolidated subsidiary, purchased building and facilities from its affiliate, ASE Technology, in 1997. The purchase price from ASE Technology was based on market value. Such additional payment for the excess of book value of NT$17,667 (US$642) was capitalized by ASE Test, Inc. as allowed under ROC GAAP. Under US GAAP, transfers of assets between related parties should not be recorded by the transferee at stepped-up values.

     f.   Impairment of long-lived assets

          Under US GAAP, in accordance with US SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets against the net book value of the assets. If the recoverability test indicates that an impairment has occurred, the impairment loss is the amount of the asset's net book value in excess of the related fair value. As there is no requirement under ROC GAAP related to the evaluation of recoverability of impairment of long-lived assets, the Company has selected the same accounting for impairment of long-lived assts as US SFAS No. 144 for both ROC GAAP and US GAAP reporting.

     g.   Derivative financial instruments

          There are no specific accounting standards under ROC GAAP which address measurement for derivative instruments, except for foreign-currency forward contracts. Under ROC GAAP, forward contracts are accounted for in a manner similar to that required under US SFAS No. 52. Under US GAAP, accounting for derivative instruments is covered under US SFAS No. 133, as amended by US SFAS No. 138, which require companies to recognize derivative instruments as assets and liabilities in the statements of financial position at fair value. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge. Under US GAAP, the Company does not apply hedge accounting, and derivatives have historically been, and continue to be, recorded on the consolidated balance sheets at fair value, with the changes in fair values recorded through current period earnings.

     h.   Stock option compensation

          For US GAAP reporting, the Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", which measures compensation expense based on the difference, if any, between the market price of the underlying common shares and the exercise price of the stock option on the date of the grant. The Company is required under US SFAS No. 123, "Accounting for Stock-based Compensation", to disclose the pro forma information regarding option grants to its employees computed as if the fair value method had been applied.

          In May 2001, the Company's directors exercised their stock options for 2,480,000 shares at $3.5 per share under the 1996 option plan. ASE, Inc. decided, based on resolution of its Board of Directors, to purchase these shares from the directors at the prevailing market price of US$14.27 per share on the same day the options were exercised. Under ROC GAAP, such share purchase is accounted for as additional investments of ASE Test Limited's shares by ASE, Inc. However, under US GAAP, the purchase of shares from employees within six months after exercise of vested option creates compensation expense equal to the difference between the market price of the share on the date of purchase and the market price on the date the options were granted. Consequently, the difference of $26,710 arising from such share purchase by ASE, Inc. was recorded by the Company as compensation expense and credited to capital surplus.

     i.   Goodwill

          Under ROC GAAP, the Company amortizes goodwill from acquisitions over ten years. Under US GAAP, the Company adopted the provisions of US SFAS No. 142 on January 1, 2002. US SFAS No. 142 requires the Company to review for possible impairment of goodwill existing at the date of adoption and perform subsequent impairment tests on at least an annual basis. In addition, existing goodwill and intangible assets must be reassessed and classified consistently in accordance with the criteria set forth in US SFAS No. 141 and US SFAS No. 142. As a result, the Company will no longer amortize goodwill. Definite lived intangible assets will continue to be amortized over the estimated useful lives. The Company completed its transitional impairment test on January 1, 2002 and found no impairment. The Company also performed its annual impairment test during the fourth quarter and found no impairment. Total amortization expense of goodwill under ROC GAAP in 2000, 2001 and 2002 are $7,053, $7,503 and $10,105,
          respectively.

     j.   Undistributed earnings tax

          Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the ROC. Under ROC GAAP, the 10% tax on undistributed earnings is recorded as an expense at the time the shareholders resolve that the Company's earnings shall be retained. Under US GAAP, the Company measures its income tax expense, using the rate that includes the tax on undistributed earnings.

     The following reconciles net income (loss) and shareholders` equity under ROC GAAP as reported in the consolidated financial statements to the approximate net income (loss) and shareholders' equity amounts as determined under US GAAP, giving effect of adjustments for the differences discussed above.

                                                                         2000           2001            2002
                                                                    ------------    ------------    ------------
     Net income (loss)
     -----------------

     Net income (loss) based on ROC GAAP                            $    107,195    $    (45,759)   $    (81,268)
                                                                    ------------    ------------    ------------
     Adjustments:
          a. Pension benefits                                                 53               7               7
          c. Bonuses to employees, directors and
                supervisors:
             --Regular bonuses                                            (2,790)          2,666              --
             --Special stock bonuses                                      (3,236)         (2,619)         (2,084)
          d. Depreciation of buildings                                       (62)           (526)           (446)
          e. Excess of book value of building transferred
             between related parties                                          13              13              13
          h. Stock option compensation                                        --         (26,710)             --
          i. Goodwill amortization in:
                Consolidated subsidiary                                       --              --          10,105
                Equity-method investee                                        --              --             348
                                                                    ------------    ------------    ------------
     Net increase (decrease) in net incomei]lossi^                        (6,022)        (27,169)          7,943
                                                                    ------------    ------------    ------------

     Net income (loss) based on US GAAP                             $    101,173    $    (72,928)   $    (73,325)
                                                                    ============    ============    ============

     Earnings (loss) per share (In US Dollars)
          Basic                                                     $       1.18    $      (0.77)   $      (0.74)
                                                                    ============    ============    ============
          Diluted                                                   $       1.09    $      (0.77)   $      (0.74)
                                                                    ============    ============    ============
     Number of shares (Note 28e)
          Basic                                                       85,970,361      94,921,412      98,600,205
                                                                    ============    ============    ============
          Diluted                                                     92,673,040      94,921,412      98,600,205
                                                                    ============    ============    ============
     Shareholders` equity
     --------------------

     Shareholders` equity based on ROC GAAP                         $    643,136    $    597,523    $    538,939
                                                                    ------------    ------------    ------------
     Adjustments:
          a. Pension benefits                                                (73)            (66)            (59)
          c. Bonuses to employees, directors and
             supervisors                                                  (3,796)             --              --
          d. Depreciation of buildings                                      (211)           (737)         (1,183)
          e. Excess of book value of building transferred
             between related parties                                        (570)           (557)           (544)
          i. Goodwill amortization in:
                Consolidated subsidiary                                       --              --          10,105
                Equity-method investee                                        --              --             348
     Effect of US GAAP adjustment on cumulative
       translation adjustment                                                264              89              91
                                                                    ------------    ------------    ------------
     Net decrease in shareholders` equity                                 (4,386)         (1,271)          8,758
                                                                    ------------    ------------    ------------

     Shareholders` equity based on US GAAP                          $    638,750    $    596,252    $    547,697
                                                                    ============    ============    ============

     Changes in shareholders` equity based on US GAAP
     ------------------------------------------------

     Balance, beginning of year                                     $    292,294    $    638,750    $    596,252
     Net income (loss) for the year                                      101,173         (72,928)        (73,325)
     Issuance of new shares under stock option plans                       7,925          19,854          20,778
     Capital increase in cash in July 2000                               263,662              --              --
     Convertible notes converted into ordinary shares                        115              --              --
     ASE, Inc. shares to be distributed as bonus to
       employees                                                           4,625           3,419           2,071
     ASE, Inc. purchase of exercised stock options                            --          26,710              --
     Cumulative translation adjustment for subsidiaries                  (20,887)        (19,632)          2,090
     Adjustment from changes in ownership percentage of
       investees                                                          (9,616)            (20)             --
     Unrealized holding gain (loss) on equity securities                    (541)             99            (169)
                                                                    ------------    ------------    ------------

     Balance, end of year                                           $    638,750    $    596,252    $    547,697
                                                                    ============    ============    ============

     A reconciliation of the significant balance sheet accounts to the amounts as determined under US GAAP is as follows:

                                                                                     2001        2002
                                                                                   --------    --------
     Long-term investment
     --------------------

     As reported                                                                   $ 95,042    $ 93,702
     US GAAP adjustments--goodwill amortization                                          --         348
                                                                                   --------    --------

     As adjusted                                                                   $ 95,042    $ 94,050
                                                                                   ========    ========

     Building and improvements
     -------------------------

     As reported                                                                   $ 70,485    $ 70,248
     US GAAP adjustments
           Effect of adjustments on useful life                                        (737)     (1,183)
           Excess of adjustments on building transferred between related
             parties                                                                   (557)       (544)
     Effect of change in exchange rate                                                  130         132
                                                                                   --------    --------

     As adjusted                                                                   $ 69,321    $ 68,653
                                                                                   ========    ========

     Consolidated debits
     -------------------

     As reported                                                                   $ 53,697    $ 72,322
     US GAAP adjustments - goodwill amortization                                         --      10,105
                                                                                   --------    --------

     As adjusted                                                                   $ 53,697    $ 82,427
                                                                                   ========    ========

     Accrued pension cost
     --------------------

     As reported                                                                   $    810    $  1,667
     US GAAP adjustments--pension benefits                                               66          59
     Effect of change in exchange rate                                                   41          41
                                                                                   --------    --------

     As adjusted                                                                   $    917    $  1,767
                                                                                   ========    ========

     As a result of the adjustments presented above, the amounts of total assets based on US GAAP were $958,242 and $934,331 as of December 31, 2001 and 2002, respectively. Total liabilities based on US GAAP were $340,786 and $386,634 as of December 31, 2001 and 2002, respectively.

27.  ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

     a.   Recent accounting pronouncements

          In June 2001, the FASB issued US SFAS No. 143, "Accounting for Asset Retirement Obligations". The Statement requires, among other provisions, retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long-lived asset.

          The capitalized element is required to be expensed using a systematic and rational method over its useful life. US SFAS No. 143 was adopted by the Company on January 1, 2003 and does not have a material impact on its US GAAP financial information.

          In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other things, this statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt, " which required all gains and losses form the early extinguishment of debt to be aggregated and, if material, classified as extraordinary. This statement now requires those gains and losses to be classified as unusual and infrequently occurring events and transactions. The statement was effective upon issuance in April 2002 for prospective transactions. The adoption of this statement would require the Company to reclassify the extraordinary loss recognized for ROC GAAP to unusual and infrequent events for US GAAP. The Company's management believes there is no impact to other financial information under US GAAP.

          In July 2002, the FASB issued SFAS NO. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity should be measured at fair value and recorded when it meets the definition of a liability in FASB Concepts Statement No. 6, "Elements of Financial Statements". SFAS No. 146 superceded EITF No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (Including Certain Costs Incurred in Restructuring)", which required recognition of a liability for costs associated with an exit or disposal activity when the company committed to an exit / disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Restatement of prior periods is not required. SFAS No. 146 applies to future restructuring activities and the application of SFAS No.146 has no impact on the Company's US GAAP financial information.

          In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure", and amends FASB No. 123 "Accounting for Stock Based Compensation". This statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock - based employee compensation. It also amends the disclosure provisions of that statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. This statement is effective January 1, 2003. The Company has elected not to account for stock-based employee compensation using the fair value based method of accounting set forth in SFAS No. 123 and 128, but to continue to provide the disclosure requirements under SFAS No. 123. Accordingly, this statement will not affect the financial statement of the Company until the Company decides to adopt the fair value based method of accounting set forth in SFAS No. 123 and 128.

          In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the Company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information on its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company currently believes the adoption of recognition and initial measurement requirements of FIN 45 will not have a material impact on our financial position, cash flows or results of operations.

          In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities--an Interpretation of Accounting Research Bulletin
          (ARB) No. 51." FIN 46 requires the primary beneficiary to consolidate a variable interest entity (VIE) if it has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. FIN 46 applies immediately to VIEs created after January 31, 2003, and to VIEs in which the entity obtains an interest after that date. For VIEs acquired before February 1, 2003, the effective date for the Company is

          July 1, 2003. The Company is currently in the process of determining the impact of this statement on its results of operations, financial position and cash flows.

          In November 2002, the EITF reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables," related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. This method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The Company will apply this consensus to future multiple deliverable transactions entered into and believes it does not have an impact on current operations, financial position and cash flows.

     b Significant investees--ASE (Chung-Li) Inc. The summarized financial information of significant investees is as follows:

          ASE (Chung-Li) Inc.
          -------------------

          1)   Selected balance sheet information

                                                                                                     2001           2002
                                                                                                  ----------     ----------
               Current assets                                                                     $   87,177     $   59,349
               Non-current assets                                                                    275,878        281,476
               Current liabilities                                                                    76,326         51,191
               Non-current liabilities                                                                62,054         53,313

          2)   Selected income statement information

                                                                                      2000           2001           2002
                                                                                   ----------     ----------     ----------
               Net sales                                                           $  243,501     $  145,305     $  149,711
               Gross profit                                                            76,454         20,807         26,418
               Pre-tax income from continuing operations                               54,989          4,275         10,379
               Net income                                                              51,262          1,274         10,806

     c.   Pension

          According to US SFAS 132, the pension information is disclosed below:

                                                                           2000         2001         2002
                                                                         --------     --------     --------
          Components of net periodic benefit cost
                Service cost                                             $    491     $    479     $  1,024
                Interest cost                                                 120          146          183
                Expected return on plan assets                                (52)         (86)         (85)
                Amortization of prior service cost                            (21)           9           34
                                                                         --------     --------     --------

          Net periodic benefit cost                                      $    538     $    548     $  1,156
                                                                         ========     ========     ========

          Change in benefit obligation
                Benefit obligation at beginning of year                  $  1,847     $  2,489     $  3,614
                Service cost                                                  491          479        1,024
                Interest cost                                                 120          146          183
                Actuarial gain                                                179          702        1,363
                Benefits paid                                                  (6)         (21)          --
                Exchange difference                                          (142)        (181)           7
                                                                         --------     --------     --------
                Benefit obligation at end of year                           2,489        3,614        6,191
                                                                         --------     --------     --------

          Change in plan assets
                Fair value of plan assets at beginning of year           $  1,064     $  1,341     $  1,542
                Actual return on plan assets                                   52           32           39
                Employer contribution                                         302          273          304
                Benefits paid                                                  (6)         (21)          --
                Exchange difference                                           (71)         (83)           7
                                                                         --------     --------     --------
                                                                            1,341        1,542        1,892
                                                                         --------     --------     --------
          Funded status                                                     1,148        2,072        4,299
          Unrecognized actuarial loss                                        (459)      (1,155)      (2,532)
                                                                         --------     --------     --------

          Net amount recognized (Recognized as accrued pension
            cost)                                                        $    689     $    917     $  1,767
                                                                         ========     ========     ========

          Actuarial assumptions:

                                                                           2000         2001         2002
                                                                         --------     --------     --------
          Discount rate                                                       6.0%         5.0%         3.5%
          Rate of compensation increase                                       4.0%         3.0%         3.0%
          Expected return on plan assets                                      6.0%         5.0%         3.5%

     d.   Income tax

                                                                           2000         2001         2002
                                                                         --------     --------     --------
          Tax benefits (currently payable)                               $  4,130     $ (2,927)    $ (3,625)
          Income taxes (10%) on undistributed earnings                      2,939        4,119          566
          Deferred                                                         (4,872)       4,375       (7,184)
          Adjustment of prior years' income tax                                --          955           --
                                                                         --------     --------     --------

                                                                         $  2,197     $  6,522     $(10,243)
                                                                         ========     ========     ========

          Reconciliation of income tax for the years ended December 31, 2000, 2001 and 2002 calculated on pretax financial statement income based on the statutory tax rate and the income tax expense (benefit), which conforms to US GAAP is as follows:

                                                                                       2000        2001        2002
                                                                                     --------    --------    --------
          ASE Test, Inc.
          --------------

          Tax expense (benefit) based on pretax accounting
            income (loss) at statutory rate (25%)                                    $ 11,367    $ (5,268)   $ (3,028)
          Add (deduct) tax effects of:
                Permanent differences
                      Bonuses to directors, supervisors and
                        employees                                                       1,507         (12)        521
                      Stock option compensation                                            --       6,677          --

                      Tax-exempt income--tax holiday                                 $ (6,126)   $   (659)   $ (1,070)
                      Tax-exempt income--Gain on sales of securities                       --        (135)       (122)
                Tax credits
                      Utilized                                                         (8,527)     (4,752)     (1,342)
                      Deferred                                                         (9,651)     11,778      (3,990)
                Adjustment of prior year's income tax                                      --         955          --
                Income taxes (10%) on undistributed earnings                            2,939       4,119         566
                Other                                                                   1,523        (121)      4,517
                                                                                     --------    --------    --------
          Income tax expense (benefit)                                                 (6,968)     12,582      (3,948)
                                                                                     --------    --------    --------

          ASE Test Malaysia
          -----------------

          Tax expense (benefit) based on pretax accounting income
            (loss) at statutory rate (28%)                                             13,780        (508)     (1,537)
          Add (deduct) tax effects of:
                Permanent differences
                      Tax-exempt income                                                (8,881)         --          --
                      Others                                                              156          83          42
                Deferred                                                                   --      (1,170)        555
                                                                                     --------    --------    --------
          Income tax expense (benefit)                                                  5,055      (1,595)       (940)
                                                                                     --------    --------    --------

          ISE Labs, Inc.
          --------------

          Tax expense (benefit) based on pretax accounting income (loss) at statutory rate (federal tax rate 35% and
            state tax rate 6%)                                                          7,121      (6,636)    (18,143)
          Add (deduct) tax effects of:
                Permanent differences
                      Penalty                                                           1,339          --          --
                      Amortization and expenses                                           250         128          --
                      Other                                                                --          18          12
          Utilization of loss carryforward                                             (1,087)         --      (1,000)
          Deferred                                                                        (76)       (383)     12,877
          Lower foreign tax rate adjustments and other                                 (3,437)      2,408         899
                                                                                     --------    --------    --------
          Income tax expense (benefit)                                                  4,110      (4,465)     (5,355)
                                                                                     --------    --------    --------

          Income tax expense                                                         $  2,197    $  6,522    $(10,243)
                                                                                     ========    ========    ========

     e.   Earnings (Loss) per share

          US SFAS 128 requires the presentation of basic and diluted earnings per share. Basic net income per share is computed based on the weighted average number of common shares outstanding during the period.

          Diluted net income per share includes the effect of diluted equivalent common shares (stock options) issued during the period using the treasury stock method.

          Following is a reconciliation of amounts used in the basic and diluted computation:

                                                                         2000          2001           2002
                                                                    ------------   ------------   ------------
          Net income (loss) under US GAAP                           $    101,173   $    (72,928)  $    (73,325)
                                                                    ============   ============   ============

          Weighted average shares-denominator basic
            computation                                               85,970,361     94,921,412     98,600,205
          Effect of diluted shares-stock options                       6,702,679             --             --
                                                                    ------------   ------------   ------------

          Weighted average shares, as adjusted--denominator           92,673,040     94,921,412     98,600,205
                                                                    ============   ============   ============

          Earnings (loss) per share (In US Dollars)
               Basic                                                $       1.18   $      (0.77)  $      (0.74)
                                                                    ============   ============   ============
               Diluted                                              $       1.09   $      (0.77)  $      (0.74)
                                                                    ============   ============   ============

          Number of shares to be potentially issued from:
               Stock options                                          11,486,149     16,308,585     13,331,363
                                                                    ============   ============   ============
               Convertible notes                                       6,460,202      6,460,202      6,460,202
                                                                    ============   ============   ============

     f.   Stock option plans

          The Company has five stock option plans, the 1996 Executive Management Option Plan (the "1996 Plan"), the 1997 Option Plan, the 1998 Option Plan, the 1999 Option Plan and the 2000 Option Plan. Up to 10,000,000 shares, 3,200,000 shares, 1,600,000 shares, 2,000,000 shares and 12,000,000 shares have been reserved for issuance under the 1996, 1997, 1998, 1999 and 2000 Option Plans, respectively.

          (B) The 1996, 1997, 1998, 1999 and 2000 Option Plans granted the following stock options to purchase the Company's shares which are exercisable based on a vesting schedule over a period of five years until the expiration of options, to directors, officers and key employees. If any granted shares are forfeited, the shares may be granted again, to the extent of any such forfeiture.

          Each aforementioned option exercise price was equal to the stock's market price on the date of grant. Options granted under the 1996, 1997 and 1998 Option Plans expire 5 years after grant. Options granted under the 1999 and 2000 Option Plans expire 10 years after grant.

          Information regarding the option plans of the Company is presented below:

                                                                        Weighted
                                                                        Average      Weighted
                                                                        Exercise     Average
                                                       Number of        Price        Grant Date
                                                        Shares          Per Share    Fair Values
                                                    ------------      ------------  ------------
          Beginning balance--January 1, 2000          12,624,374       $    9.07
          Option granted                                 412,000           25.00      $  13.44
                                                                                      ========
          Option exercised                            (1,263,041)           6.31
          Option forfeited                              (287,184)          14.14
                                                    ------------
          Ending balance--December 31, 2000           11,486,149            9.82
          Option granted                              10,158,650            8.94      $   4.24
                                                                                      ========
          Option exercised                          $ (5,221,508)      $    3.81
          Option forfeited                              (114,706)          17.11
                                                    ------------
          Ending balance--December 31, 2001           16,308,585           11.15
          Option granted                                 414,500            0.36      $  10.46
                                                                                      ========
          Option exercised                            (2,420,591)           8.62
          Option forfeited                              (882,051)           9.88
          Option expired                                 (89,080)          13.84
                                                    ------------

          Ending balance--December 31, 2002           13,331,363       $   11.55
                                                    ============       =========

          Options outstanding at December 31, 2002 and the related weighted average exercise price and remaining contractual life information are as follows (in US dollars):

                                                        Outstanding                 Exercisable
                                                 ------------------------     ------------------------    Weighted
                                                                Weighted                     Weighted      Average
                                                                 Average                     Average      Remaining
                                                   Shares        Price          Shares        Price     Life (Years)
                                                 ------------  -----------    ------------ -----------  ------------
          Options with exercise price of:
                $20--$25                            2,833,440    $   20.70       1,904,200   $   20.52      $   5.30
                $11--$16.5                          1,275,349        11.20         822,099       11.12          1.20
                $6.1--$9.15                         9,222,574         8.79       2,473,050        8.88          8.10
                                                 ------------                 ------------

          Options outstanding at
            December 31, 2002                      13,331,363                    5,199,349
                                                 ============                 ============

          The Company has computed for pro forma disclosure purposes the fair value of each option grant, as defined by US SFAS No. 123, using the Black-Scholes option pricing model with the following assumptions:

                                                             2000              2001              2002
                                                         ------------      ------------      ------------
          Risk free interest rate                        6.61%--6.75%      3.62%--4.66%      2.58%--4.48%
          Expected dividend yield                            0%                0%               0%
          Expected lives                                 3.4--5 years       3.4 years         5 years
          Volatility                                       55.53%            62.14%           62.14%

          For purposes of pro forma disclosure, the estimated fair values of the options are amortized to expense over the option vesting periods. Had the Company recorded compensation costs based on the estimated grant date fair value, as defined by US SFAS No. 123, the Company's net income (loss) would have been reduced to the pro forma amounts below (EPS in US Dollars).

                                                                                     2000          2001           2002
                                                                                  ----------    ----------     ----------
         Net income (loss) based on US GAAP                                       $  101,173    $  (72,928)    $  (73,325)
         Stock-based compensation expense                                            (14,616)      (17,397)       (19,005)
           (net of related tax effect)
                                                                                  ----------    ----------     ----------

         Pro forma net income (loss)                                              $   86,557    $  (90,325)    $  (92,330)
                                                                                  ==========    ==========     ==========

         Basic EPS                                       As reported                 $  1.18      $  (0.77)      $  (0.74)
                                                                                     =======          ====           ====
                                                         Pro forma                   $  1.01      $  (0.95)      $  (0.93)
                                                                                     =======          ====           ====

         Diluted EPS                                     As reported                 $  1.09      $  (0.77)      $  (0.74)
                                                                                     =======          ====           ====
                                                         Pro forma                   $  0.93      $  (0.95)      $  (0.94)
                                                                                     =======          ====           ====

          The pro forma amounts reflect compensation expense related to option grants under the 1996, 1997, 1998, 1999 and 2000 option plans of the Company granted and vested only. In future years, the annual compensation expense may increase relative to the fair value of the options granted and vested in those future years.

     g.   According to US SFAS 130, the statements of comprehensive income
          (loss) for the years ended December 31, 2000, 2001 and 2002 are present below:

                                                                          2000         2001         2002
                                                                       ---------    ---------    ---------
          Net income (loss) based on US GAAP                           $ 101,173    $ (72,928)   $ (73,325)
          Other comprehensive income, net of income tax benefit
            of $5,222 in 2000 and $4,908 in 2001 and income tax
            expense $523 in 2002, respectively
                Translation adjustment on subsidiaries                   (15,665)     (14,724)       1,567
                Unrealized holding gain (loss) of long-term
                  investments                                               (541)          99         (169)
                                                                       ---------    ---------    ---------

          Comprehensive income (loss)                                  $  84,967    $ (87,553)   $ (71,927)
                                                                       =========    =========    =========

     h.   Goodwill

          As of January 1, 2002, the Company adopted US SFAS No. 142, "Goodwill and Other Intangible Assets", which requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis. In conjunction with the implementation of US SFAS No. 142, the Company completed a goodwill impairment review as of January 1, 2002 using a fair-value based approach in accordance with the provision of the standard and found no impairment. Based on acquisitions completed as of June 30, 2001, application of the goodwill non-amortization provisions resulted in a decrease in amortization of approximately $10,105 for 2002. The Company completed its annual goodwill impairment test at December 31, 2002 and found no impairment. As of December 31, 2002, the Company had goodwill of $82,427, which was primarily in the reporting units of the testing operations.

          The following pro forma information reconciles the net income (loss) and earnings (loss) per share reported for 2000 and 2001 to adjusted net income (loss) and earnings (loss) per share, which reflects the adoption of US SFAS No. 142 and compares the adjusted information to the current year results:

                                                                           2000          2001           2002
                                                                       -----------   -----------    -----------
          Net income (loss) based on US GAAP                           $   101,173   $   (72,928)   $   (73,325)
          Goodwill amortization                                              7,053         7,530             --
                                                                       -----------   -----------    -----------

          Net income (loss), as adjusted                               $   108,226   $   (65,398)   $   (73,325)
                                                                       ===========   ===========    ===========

          Earnings (loss) per share
                Basic earnings (loss) per share, as reported           $      1.18   $     (0.77)   $     (0.74)
                Goodwill amortization                                         0.08          0.08             --
                                                                       -----------   -----------    -----------

                Basic earnings (loss) per share, as adjusted           $      1.26   $     (0.69)   $     (0.74)
                                                                       ===========   ===========    ===========

                Diluted earnings (loss) per share, as reported         $      1.09   $     (0.77)   $     (0.74)
                Goodwill amortization                                         0.08          0.08             --
                                                                       -----------   -----------    -----------

                Diluted earnings (loss) per share, as adjusted         $      1.17   $     (0.69)   $     (0.74)
                                                                       ===========   ===========    ===========

          Changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2001, are as follows:

          Balance as of January 1, 2001                                                             $    61,227
          Goodwill amortized during the period                                                           (7,530)
                                                                                                    -----------
          Balance as of December 31, 2001                                                                53,697
          Goodwill acquired during the period                                                            28,730
                                                                                                    -----------

          Balance as of December 31, 2002                                                           $    82,427
                                                                                                    ===========

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                           ASE TEST LIMITED


                                           By: /s/ Richard C. Wei
                                               -------------------------------
                                               Richard C. Wei
                                               Chief Financial Officer

Date: June 30, 2003

                                 Certification

     I, Richard H.P. Chang, Chairman and Chief Executive Officer of ASE Test Limited, certify that:

     1. I have reviewed this annual report on Form 20-F of ASE Test Limited;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

     Date: June 30, 2003

                                          /s/ Richard H.P. Chang
                                          ---------------------------------
                                          Richard H.P. Chang
                                          Chairman and Chief Executive Officer

                                 Certification

     I, Richard C. Wei, Chief Financial Officer of ASE Test Limited, certify that:

     1. I have reviewed this annual report on Form 20-F of ASE Test Limited;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

     Date: June 30, 2003

                                            /s/ Richard C. Wei
                                            ----------------------------------
                                            Richard C. Wei
                                            Chief Financial Officer

                                 EXHIBITS INDEX

   Exhibit
   Number                              Description                       Page
   ------                              -----------                       ----

    1.(a) Memorandum and Articles of Association of the Registrant (incorporating all amendments as at June 4, 1998) (incorporated by reference to Exhibit 1(a) to the Company's annual report on Form 20-F for the year ended December 31, 1997).

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

    4.(a)      Lease Agreement with Nantze Export Processing Zone
               Administration (New Plant) (incorporated by reference to Exhibit 10.7 to the 1997 Registration
               Statement).

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

     (d) License Agreement dated as of January 16, 2001 between 1st Silicon (Malaysia) Sdn. Bhd. and ASE Electronics (M) Sdn. Bhd. (incorporated by reference to Exhibit 4(e) to the Company's annual report on Form 20-F for the year ended December 31,
               2000).

     (e) Service Agreement dated as of August 1, 2002 between ASE Electronics (M) Sdn. Bhd. and ASE (U.S.) Inc. (incorporated by reference to Exhibit
               10.21 to ASE Inc.'s Registration Statement on Form F-3 (File No. 333-89428) filed on March 31, 2003).

     (f) Service Agreement dated as of August 1, 2002 between ASE Test Inc. and ASE (U.S.) Inc.
               (incorporated by reference to Exhibit 10.22 to ASE
               Inc.'s Registration Statement on Form F-3 (File No. 333-89428) filed on March 31, 2003).

     (g) Commission Agreement dated as of August 1, 2002 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited. (incorporated by reference to Exhibit 10.26 to ASE Inc.'s Registration Statement on Form F-3 (File No. 333-89428) filed on March 31, 2003).

     (h) Commission Agreement dated as of August 1, 2002 between ASE Test Inc. and Gardex International Limited. (incorporated by reference to Exhibit
               10.27 to ASE Inc.'s Registration Statement on Form F-3 (File No. 333-89428) filed on March 31, 2003).

   Exhibit
   Number                              Description                       Page
   ------                              -----------                       ----

     (i)       First Amendment to Lease Agreement dated June 7,
               2000 between ISE Labs, Inc. and RND Funding
               Company, Inc. (incorporated by reference to Exhibit 4(j) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

     (j) Sub-lease Agreement dated October 3, 2000 between ISE Labs Singapore Pte Ltd and Wan Tien Realty
               (Pte) Ltd. (incorporated by reference to Exhibit 4(k) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

     (k) Sub-lease Agreement dated June 3, 1999 between ISE Labs Singapore Pte Ltd and Wan Tien Realty (Pte) Ltd. (incorporated by reference to Exhibit 4(l) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

     (l) Sublease Agreement dated June 2000 between ISE Labs, Inc. and Cirrus Logic, Inc. (incorporated by reference to Exhibit 4(m) to the Company's annual report on Form 20-F for the year ended December 31,
               2000).

     (m) Sublease Agreement dated June 2000 between ISE Labs, Inc. and Cirrus Logic, Inc. (incorporated by reference to Exhibit 4(n) to the Company's annual report on Form 20-F for the year ended December 31,
               2000).

     (n) Tenancy Agreement dated April 1, 1999 between ISE Labs (HK) Limited and Hing Seng Plastic Factory Limited (incorporated by reference to Exhibit 4(o) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

     (o) Lease dated September 28, 2000 between ISE Labs Hong Kong Limited and Shinano Kenshi (HK) Co., Ltd. (incorporated by reference to Exhibit 4(p) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

     (p)       Lease dated October 20, 2000 between ISE Labs Hong
               Kong and Bless Silver Development Limited.
               (incorporated by reference to Exhibit 4(q) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

     (q)       Lease Agreement for Factory Building dated
               September 18, 2000 between ASE, Inc. and ASE Test
               Inc. (incorporated by reference to Exhibit 4(r) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

     (r) Sale and Purchase Agreement between Afasia Knitting Factory (Malaysia) Sdn. Bhd. and ASE Electronics
               (M) Sdn. Bhd. dated February 24, 1997 (incorporated by reference to Exhibit 4(s) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

     (s) Office Building Lease Agreement between ISE Labs, Inc. and JER/BRE Austin Tech L.P. dated October 4, 2001 (incorporated by reference to Exhibit 10.46 to ASE Inc.'s Registration Statement on Form F-3 filed on May 30, 2002).

     (t)       Plant Lease Agreement between ASE (Chung Li) Inc.
               and ASE Test Inc. dated October 5, 2001.
               (incorporated by reference to Exhibit 4(xx) to the Annual Report on Form 20-F filed by ASE, Inc. for the year ended December 31, 2001).

     8.        List of Subsidiaries                                    E-1

   12(a).      Certification of the Chief Executive Officer and        E-2
               the Chief Fiinancial Officer of ASE Test Limited for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code.