Form 20-F
period 2003-12-31
ASE TEST LTD
filed 2004-06-30
CIK 1014838

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES
    EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

    For the fiscal year ended December 31, 2003

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

                                      None
                                (Title of Class)

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                                  Name of Each Exchange
               Title of Each Class                 on which Registered
               -------------------              --------------------------
     Ordinary Shares, par value US$0.25 each    The Nasdaq National Market*

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

               99,546,216 Ordinary Shares, par value US$0.25 each

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

     Yes [X]  No [ ]

     Indicate by check mark which financial statement item the Registrant has elected to follow.

     Item 17 [ ]  Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                ----------------
                                                                           Page
                                                                           ----

   USE OF CERTAIN TERMS.......................................................1
   SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........................
PART I........................................................................1
     Item 1.  Identity of Directors, Senior Management and Advisers...........1
     Item 2.  Offer Statistics and Expected Timetable.........................1
     Item 3.  Key Information.................................................2
                SELECTED FINANCIAL DATA.......................................2
                CAPITALIZATION AND INDEBTEDNESS...............................5
                REASONS FOR THE OFFER AND USE OF PROCEEDS.....................5
                RISK FACTORS..................................................5
     Item 4.  Information on the Company.....................................15
                HISTORY AND DEVELOPMENT OF THE COMPANY.......................15
                BUSINESS OVERVIEW............................................16
                ORGANIZATIONAL STRUCTURE.....................................30
                PROPERTY, PLANTS AND EQUIPMENT...............................31
     Item 5.  Operating and Financial Review and Prospects...................32
                OPERATING RESULTS AND TREND INFORMATION......................32
                LIQUIDITY AND CAPITAL RESOURCES..............................47
                RESEARCH AND DEVELOPMENT.....................................49
     Item 6.  Directors, Senior Management and Employees.....................51
                DIRECTORS AND SENIOR MANAGEMENT..............................51
                COMPENSATION.................................................53
                BOARD PRACTICE...............................................54
                EMPLOYEES....................................................55
                SHARE OWNERSHIP..............................................55
     Item 7.  Major Shareholders and Related Party Transactions..............56
                MAJOR SHAREHOLDERS...........................................56
                RELATED PARTY TRANSACTIONS...................................56
                INTERESTS OF EXPERTS AND COUNSEL.............................58
     Item 8.  Financial Information..........................................58
                CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION......58
                SIGNIFICANT CHANGES..........................................59
     Item 9.  The Offering and Listing.......................................59
                OFFERING AND LISTING DETAILS.................................59
                MARKETS......................................................60
     Item 10.  Additional Information........................................61
                MEMORANDUM AND ARTICLES OF ASSOCIATION.......................61
                MATERIAL CONTRACTS...........................................65
                EXCHANGE CONTROLS............................................65
                TAXATION.....................................................66
                DIVIDENDS AND PAYING AGENTS..................................68
                STATEMENT BY EXPERTS.........................................68
                DOCUMENTS ON DISPLAY.........................................68
                SUBSIDIARY INFORMATION.......................................68
     Item 11.  Quantitative and Qualitative Disclosures About Market
                 Risk........................................................68
     Item 12.  Description of Securities Other Than Equity Securities........69
PART II......................................................................70
     Item 13.  Defaults, Dividend Arrearages and Delinquencies...............70
     Item 14.  Material Modifications to the Rights of Security Holders
                 and Use of Proceeds.........................................70
     Item 15.  Controls and Procedures.......................................70
     Item 16.  [Reserved]....................................................70
                AUDIT COMMITTEE FINANCIAL EXPERT.............................70
                CODE OF ETHICS...............................................70
                PRINCIPAL ACCOUNTANT FEES AND SERVICES.......................71

PART III.....................................................................71
     Item 17.  Financial Statements..........................................71
     Item 18.  Financial Statements..........................................72
     Item 19.  Exhibits......................................................72

                              USE OF CERTAIN TERMS

     All references herein to (i) "ASE Test," the "Company," "we," "us" or "our" are to ASE Test Limited and, unless the context requires otherwise, its subsidiaries, (ii) "ASE Group" are to Advanced Semiconductor Engineering, Inc. ("ASE Inc.") and its subsidiaries and affiliates, (iii) "ASE Test Taiwan" are to ASE Test, Inc., a company incorporated under the laws of the Republic of China ("ROC"), (iv) "ASE Test Malaysia" are to ASE Electronics (M) Sdn. Bhd., a company incorporated under the laws of Malaysia, (v) "ISE Labs" are to ISE Labs, Inc., a corporation incorporated under the laws of the State of California, U.S.A., (vi) "ASE Chung Li" are to ASE (Chung Li) Inc., a company incorporated under the laws of the ROC, (vii) "ASE Korea" are to ASE (Korea) Inc., a company incorporated under the laws of the Republic of Korea ("South Korea"), (viii) "ASE Material" are to ASE Material Inc., a company incorporated under the laws of the ROC, (ix) "U.S. dollars", "US$" or "$" are to the currency of the United States, (x) "NT dollars" or "NT$" are to the currency of the ROC, (ix) "RM" are to the currency of Malaysia, (xii) "S$" are to the currency of Singapore,
(xiii) "JYP" are to the currency of Japan and (xiv) "SEC" are to the U.S. Securities and Exchange Commission.

     We have based our translations from NT dollars to U.S. dollars on the noon buying rate certified by the Federal Reserve Bank of New York on December 31, 2003, which was NT$33.99 to US$1.00. The noon buying rate refers to the rate in The City of New York for cable transfers in NT dollars per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that these NT dollar or U.S. dollar amounts could be converted into NT dollars or U.S. dollars, as the case may be, at any particular rate, at the above rate or at all.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This annual report on Form 20-F contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor testing and packaging services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new testing technologies in order to remain competitive; our ability to maintain a high capacity utilization rate relative to our fixed costs; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; our future expansion plans and capital expenditures; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see "Item 3. Key
Information -- Risk Factors".


                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers.

     Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

     Not applicable.

Item 3.  Key Information.

SELECTED FINANCIAL DATA

     The selected consolidated income statement data and cash flow data for the years ended December 31, 2001, 2002 and 2003, and the selected consolidated balance sheet data as of December 31, 2002 and 2003, set forth below are derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements. Our consolidated financial statements as of and for the years ended December 31, 2001 and 2002 have been audited by TN Soong & Co., independent public accountants, an associate member firm of Deloitte Touche Tohmatsu. TN Soong & Co. and Deloitte & Touche (Taiwan) combined to establish Deloitte & Touche effective June 1, 2003. Our consolidated financial statements as of and for the year ended December 31, 2003 have been audited by Deloitte & Touche. The selected consolidated income statement data and cash flow data for the years ended December 31, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 set forth below are derived from our audited consolidated financial statements not included in this annual report. These consolidated financial statements have been audited by TN Soong & Co. Our consolidated financial statements have been prepared and presented in accordance with generally accepted accounting principles in the ROC, or ROC GAAP, which differ in material respects from generally accepted accounting principles in the U.S., or U.S. GAAP. See Notes 23 and 24 to our consolidated financial statements for a description of the principal differences between ROC GAAP and U.S. GAAP for the periods covered by these consolidated financial statements.

                                                                    Year Ended and as of December 31,
                                                 ----------------------------------------------------------------------------
                                                     1999            2000           2001           2002            2003
                                                 ------------  --------------  --------------  --------------  --------------
                                                 (in thousands, except shares, per share data, operating data and percentages)
Consolidated Statement of Income Data:
ROC GAAP:
Net revenues .................................   $    270,254  $      440,285  $      298,466  $      301,962  $      391,930
Cost of revenues .............................        173,758         263,513         265,271         280,573         322,542
                                                 ------------  --------------  --------------  --------------  --------------
Gross profit .................................         96,496         176,772          33,195          21,389          69,388
Operating expenses:
   Selling, general and administrative(1) ....         23,091          42,807          35,335          68,903          38,279
   Research and development ..................          3,837          12,059          14,397          18,342          19,833
   Goodwill amortization(2) ..................          4,674           7,054           7,530          10,105          10,105
                                                 ------------  --------------  --------------  --------------  --------------
Income (loss) from operations ................         64,894         114,852         (24,067)        (75,961)          1,171
Non-operating income (expense):
   Interest--net .............................        (11,703)        (14,740)        (13,783)        (14,396)        (12,623)
   Income (loss) from equity investees(3) ....          4,842          16,127          (7,344)         (1,496)          4,259
   Gain on sale of long-term investments
     in shares of stock ......................          6,588              --              --              --              --
  Loss on long-term bonds ....................             --          (3,157)           (345)             --              --
  Foreign exchange gain (loss)--net ..........            151           3,280           2,382          (1,169)           (795)
  Other--net .................................            863          (2,719)          1,393           1,511             684
Income (loss) before income taxes and
   minority interest and extraordinary
   loss ......................................         65,635         113,643         (41,764)        (91,511)         (7,304)
Income tax benefit (expense) .................           (678)         (2,197)         (6,522)         10,243           5,992
Loss from discontinued operations--net .......         (1,360)           (758)             --              --              --
Extraordinary loss ...........................             --              --              --              --          (2,203)
Minority interest ............................         (1,437)         (3,493)          2,527              --              --
                                                 ------------  --------------  --------------  --------------  --------------
Net income (loss) ............................   $     62,160  $      107,195  $      (45,759) $      (81,268) $       (3,515)
                                                 ============  ==============  ==============  ==============  ==============
Earnings (loss) per share:
   Basic .....................................   $       0.77  $         1.25  $        (0.48) $        (0.82) $        (0.04)
   Diluted ...................................   $       0.70  $         1.16  $        (0.48) $        (0.82) $        (0.04)
Operating income per share ...................   $       0.73  $         1.24  $        (0.25) $        (0.77) $         0.01
Income from continuing operations ............   $     64,957  $      111,446  $      (48,286) $      (81,268) $       (1,312)
Income from continuing operations per
   share .....................................   $       0.74  $         1.20  $        (0.51) $        (0.82) $        (0.01)
Shares used in earnings per share
   calculation:
   Basic .....................................     80,230,420      85,970,361      94,921,412      98,600,205      99,110,225
   Diluted ...................................     88,359,934      92,673,040      94,921,412      98,600,205      99,110,225
U.S. GAAP:
Net revenues .................................   $    270,254  $      440,285  $      298,466  $      301,962  $      391,930
Cost of revenues .............................        177,382         265,655         264,264         281,006         329,427
                                                 ------------  --------------  --------------  --------------  --------------
Gross profit .................................         92,872         174,630          34,202          20,956          62,503
Operating expenses ...........................         32,755          62,564          82,819          87,238          62,819
                                                 ------------  --------------  --------------  --------------  --------------
Income (loss) from operations ................         60,117         112,066         (48,617)        (66,282)           (316)
Non-operating expense ........................         (1,290)         (4,445)        (20,316)        (17,286)         (9,167)
                                                 ------------  --------------  --------------  --------------  --------------
Income (loss) before income taxes and
   minority interest .........................         58,827         107,621         (68,933)        (83,568)         (9,483)
Income tax benefit (expense) .................           (678)         (2,197)         (6,522)         10,243           5,992
Loss from discontinued operations--net .......         (1,360)           (758)             --              --              --
Minority interest ............................         (1,433)         (3,493)          2,527              --              --
                                                 ------------  --------------  --------------  --------------  --------------
Net income (loss) ............................   $     55,356  $      101,173  $      (72,928) $      (73,325) $       (3,491)
                                                 ============  ==============  ==============  ==============  ==============
Earnings (loss) per share:
   Basic .....................................   $       0.69  $         1.18  $        (0.77) $        (0.74) $        (0.04)
   Diluted ...................................   $       0.63  $         1.09  $        (0.77) $        (0.74) $        (0.04)
Shares used in earnings per share calculation:
   Basic .....................................     80,232,420      85,970,361      94,921,412      98,600,205      99,110,225
   Diluted ...................................     88,359,934      92,673,040      94,921,412      98,600,205      99,110,225

                                                                    Year Ended and as of December 31,
                                                 ----------------------------------------------------------------------------
                                                     1999            2000           2001           2002            2003
                                                 ------------  --------------  --------------  --------------  --------------
                                                 (in thousands, except shares, per share data, operating data and percentages)
Consolidated Balance Sheet Data:
ROC GAAP:
Current assets..............................     $    142,625  $      290,458  $       217,962 $      203,124  $      209,683
Long-term investments.......................           70,708          87,161           95,042         93,702         104,021
Fixed assets................................          366,908         639,082          586,834        531,496         572,086
Total assets................................          657,257       1,091,655          959,406        926,499         978,047
Current liabilities.........................           85,059         158,304           90,157        138,690         176,880
Long-term debts.............................          264,872         265,489          248,371        244,271         248,028
Total liabilities...........................          350,303         424,756          340,679        387,560         432,060
Capital stock...............................           20,240          22,856           24,162         24,767          24,887
Cash dividend on ordinary shares............               --              --               --             --              --
Shareholders' equity........................          295,380         643,136          597,523        538,939         545,987

U.S. GAAP:
Current assets..............................     $    140,782  $      290,458  $       217,962  $     203,124  $      209,683
Long-term investments.......................           71,007          87,161           95,042         94,050         104,717
Fixed assets................................          372,591         638,392          585,670        529,901         570,058
Total assets................................          656,878       1,090,965          958,242        935,357         996,762
Current liabilities.........................           87,636         161,879           90,157        138,690         179,083
Long-term debts.............................          264,872         265,489          248,371        244,271         248,028
Total liabilities and minority interest.....          364,584         452,215          361,990        387,660         434,263
Shareholders' equity........................          292,294         638,750          596,252        547,697         562,499

Consolidated Statement of Cash Flow Data:
ROC GAAP:
Depreciation and amortization...............     $     68,769  $      117,506  $       144,860  $     154,251  $      142,377
Capital expenditures........................          128,690         413,197          104,216        126,009         171,271
Net cash provided by operating activities...           95,075         203,557          147,020        103,900         134,665
Net cash used in investing activities.......         (237,203)       (367,354)        (183,460)      (131,547)       (156,585)
Net cash provided by (used in) financing
     activities.............................          166,238         277,801          (13,575)        38,711         (24,041)
Net cash inflow (outflow)...................           24,472         112,341          (51,080)        12,763         (47,879)

Segment Net Revenues:
   Testing..................................     $    178,667  $      316,158  $       223,193  $     214,331 $       257,490
   Packaging................................           91,587         124,127           75,273         87,631         134,440
 Percentage of Net Revenues:
   Testing..................................            66.1%           71.8%            74.8%          71.0%           65.7%
   Packaging................................            33.9%           28.2%            25.2%          29.0%           34.3%

Operating Data:
Gross margin................................            35.7%           40.1%            11.1%           7.1%           17.7%
Operating margin............................            24.0%           26.1%            (8.1)%        (25.2)%           0.3%
ROC GAAP net margin.........................            23.0%           24.3%           (15.3)%        (26.9)%         (0.9)%
U.S. GAAP net margin........................            20.5%           23.0%           (24.4)%        (24.3)%         (0.9)%

----------
(1)  Excludes goodwill amortization.
(2) Included in general and administrative expenses in the Consolidated Financial Statements.
(3) Includes investment income (loss) from ASE Chung Li, ASE Korea and ASE Material.

CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

RISK FACTORS

   Risks Relating to Our Business

Since we are dependent on the highly cyclical semiconductor industry and conditions in the markets for the end-use applications of our products, our revenues and earnings may fluctuate significantly.

     Our semiconductor testing and packaging business is affected by market conditions in the highly cyclical semiconductor industry. All of our customers operate in this industry, and variations in order levels from our customers and service fee rates may result in volatility in our revenues and earnings. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns. As our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and packaging services, any future downturn in the semiconductor industry would reduce demand for our services. For example, prices for testing and packaging services improved due to an upturn in the industry in the second half of 1999 through the third quarter of 2000, but have since fallen due to an industry downturn that commenced in the fourth quarter of 2000. This most recent worldwide downturn resulted in an even more significant deterioration in the average selling prices, as well as demand, for our services in 2001, and significantly and adversely affected our operating results in 2001. Although there has been a modest recovery in the semiconductor industry during 2002, 2003 and the first half of 2004, we expect the market conditions to continue to exert downward pressure on the average selling prices for our testing and packaging services. If we cannot reduce our costs to sufficiently offset any decline in average selling prices, our profitability will suffer and we may continue to incur losses.

     Market conditions in the semiconductor industry depend to a large degree on conditions in the markets for the end-use applications of semiconductor products, such as communications, personal computer and consumer electronic products. Any deterioration of conditions in the markets for the end-use applications of the semiconductors we test and package would reduce demand for our services, and would likely have a material adverse effect on our financial condition and results of operations. In 2002 and 2003, the substantial majority of our sales was attributable to the testing and packaging of semiconductors used in communications, personal computer and consumer electronic products. These industries are subject to intense competition and significant shifts in demand which could put pricing pressure on our testing and packaging services and adversely affect our revenues and net income.

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

     The semiconductor testing and packaging markets are very competitive. We face competition from a number of sources, including other independent semiconductor testing and packaging companies, especially those that offer turnkey testing and packaging services. We believe that the principal competitive factors in the testing and packaging market are:

     o    the ability to provide total solutions to our customers;

     o    technological expertise;

     o    the range of testing platforms and package types available;

     o    software conversion program capability;

     o the ability to work closely with customers at the product development stage;

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

     Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses in connection with previous acquisitions of testing and packaging equipment and facilities. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our testing and packaging equipment, commonly referred to as "capacity utilization rates". In particular, increases or decreases in our capacity utilization rates can have a significant effect on gross margins since the unit cost of testing and packaging services generally decreases as fixed costs are allocated over a larger number of units. In periods of low demand, we experience relatively low capacity utilization rates in our operations due to relatively low growth in demand, which leads to reduced margins during that period. During 2001, we experienced lower than anticipated utilization rates in our operations due to a significant decline in worldwide demand for our testing and packaging services, which led to reduced margins during that period. Although our capacity utilization rates have improved recently, we cannot assure you that we will be able to maintain or surpass our past gross margin levels if we cannot consistently achieve or maintain relatively high capacity utilization rates.

Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.

     Our capital requirements are difficult to plan in our highly cyclical and rapidly changing industry. We will need capital to fund the expansion of our facilities as well as fund our research and development activities in order to remain competitive. We believe that our existing cash and cash equivalents, short-term investments, expected cash flow from operations and existing credit lines under our short-term loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements at least through the end of 2004. However, future capacity expansions or market or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

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

     As a result of the reduced levels of operating cash flow due primarily to the recent downturn in the worldwide semiconductor industry, we and our subsidiaries have on occasion failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in defaults under some of the agreements governing our other existing debt. We and our subsidiaries have obtained waivers from the relevant lenders relating specifically to such non-compliance. In addition, we and our subsidiaries have repaid or refinanced all amounts owed under agreements containing cross-default provisions that we and our subsidiaries have identified which may have been triggered by such non-compliance. Such non-compliance has not had any significant effect on our ability to repay or refinance amounts due in respect of our existing debt. For these and other reasons, including our financial condition and our relationship with our lenders, no lender has to date sought and we do not believe that any of our lenders would seek to declare a default or enforce remedies in respect of our existing debt, as a result of cross-default provisions or otherwise, although we cannot provide any assurance in this regard.

We depend on select personnel and could be affected by the loss of their services.

     We depend on the continued service of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. Although some of these management personnel have entered into employment agreements with us, they may leave before the expiration of these agreements. We are not insured against the loss of key personnel. In addition, we may be required to increase substantially the number of these employees in connection with our expansion plans, and there is intense competition for their services in the semiconductor industry. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. In addition, we may need to increase employee compensation levels in order to attract and retain our existing officers and employees and the additional personnel that we expect to require. Furthermore, a portion of the workforce at our facilities in Taiwan are foreign workers employed by us under work permits which are subject to government regulations on renewal and other terms. Consequently, our business could also suffer if the Taiwan regulations relating to the import of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost.

If we are unable to obtain additional testing and packaging equipment or facilities in a timely manner and at a reasonable cost, our competitiveness and future profitability may be adversely affected.

     The semiconductor testing and packaging businesses are capital-intensive and require significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor testing and packaging equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain a significant amount of such equipment from a limited number of suppliers, including, in the case of testers, Advantest Corporation, Agilent Technologies, Inc., Credence Systems Corporation, LTX Corporation, NP Test Inc. and Teradyne, Inc., and in the case of wire bonders, Kulicke & Soffa Industries Inc. In the case of handlers, we purchase equipment from Seiko Epson, and, in the case of probers, we purchase equipment from Tokyo Electron Limited. From time to time we have also leased certain equipment. We have no binding supply agreements with any of our suppliers and acquire our testing and packaging equipment on a purchase order basis, which exposes us to changing market conditions and other substantial risks. For example, shortages of capital equipment could result in an increase in price of equipment and longer delivery times. Semiconductor testing and packaging also require us to operate sizeable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers' orders, which could adversely affect our growth prospects as well as financial condition and results of operations.

Fluctuations in exchange rates could result in foreign exchange losses.

     Currently, the majority of our revenues from testing and packaging services is denominated in U.S. dollars and NT dollars. Our costs of revenues and operating expenses associated with testing and packaging services, on the other hand, are incurred in several currencies, primarily in NT dollars, U.S. dollars and Malaysian ringgit, as well as, to a lesser extent, Singapore dollars, Japanese yen and Hong Kong dollars. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing and packaging equipment, has been, and is expected to continue to be, denominated in U.S. dollars with much of the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We incurred a foreign exchange loss of $1.2 million and $0.8 million in 2002 and 2003, respectively.

The loss of a large customer or disruption of our strategic alliance or other commercial arrangements with semiconductor foundries and providers of other complementary semiconductor manufacturing services may result in a decline in our revenues and profitability.

     Although we have over 200 customers, due in part to the concentration of market share in the semiconductor industry, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period. Our five largest customers together accounted for approximately 39%, 31% and 40% of our net revenues in 2001, 2002 and 2003, respectively. There has been significant variation in the composition of our largest five customers over time. Other than LSI Logic Corporation in 2001 and 2002, and Agilent Technologies, Inc. in 2003, no other customer accounted for more than 10% of our net revenues in 2001, 2002 or 2003. This variation is due primarily to the high level of competition in the semiconductor industry in which our customers operate. The demand for our services from a customer is directly dependent upon that customer's level of business activity, which could vary significantly from year to year. The loss of a large customer may adversely affect our revenues and profitability.

     Our strategic alliance with TSMC, the world's largest dedicated semiconductor foundry, and ASE Inc., as well as ASE Inc.'s and our other commercial arrangements with providers of complementary semiconductor manufacturing services, enable us, in conjunction with ASE Inc., to offer total semiconductor manufacturing solutions to our customers. This strategic alliance and any of our other commercial arrangements may be terminated at any time. A termination of this strategic alliance and other commercial arrangements, and our failure to enter into substantially similar alliances and commercial arrangements, may adversely affect our competitiveness and our revenues and profitability.

     Our key customers typically operate in the cyclical semiconductor business and have in the past varied, and may in the future vary, order levels significantly from period to period. Some of these companies are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in prior periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders could reduce our profitability. In addition, during cyclical market downturns, we have in the past reduced, and may in the future reduce, our prices to limit the level of order cancellations. Any price reduction would likely reduce our margins and profitability.

We depend on our agents for sales and customer service in North America and Europe. Any serious disruption in our relationship with these agents, or substantial loss in their effectiveness, could significantly reduce our revenues and profitability.

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

     Currently, our sales and customer service agents perform services only for ASE Inc. and ASE Inc.'s subsidiaries, including us and our subsidiaries, but they are not owned or controlled by us or ASE Inc. These agents are free to perform sales and support services for others, including our competitors. In particular, we may not be able to find an adequate replacement for these agents or to develop sufficient capabilities internally on a timely basis. Any serious disruption in our relationship with these agents or substantial loss in their effectiveness in performing their sales and customer service functions could significantly reduce our revenues and profitability.

Adverse developments in ASE Inc.'s operations, competitive position or customer base could negatively affect us.

     We believe that we have benefited significantly from our relationship with ASE Inc. Our proximity to, and close working relationship with, ASE Inc. have enabled us to provide value-added services to our customers. A substantial majority of our net revenues from testing services performed at our Kaohsiung, Taiwan facilities has historically been, and is expected to continue to be, derived from customers who are also customers of ASE Inc. We have from time to time billed ASE Inc. directly for some of our testing services performed in Taiwan as part of turnkey services provided by ASE Inc. and by us. Because of our close relationship with ASE Inc., any adverse development in ASE Inc.'s operations, competitive position or customer base could have a material adverse effect on our business, future revenues and profitability.

Our interests may conflict with those of our controlling shareholder, who may take actions that are not in our or our shareholders' best interest.

     ASE Inc., our controlling shareholder, is principally engaged in the semiconductor packaging business. ASE Inc. is also engaged in the semiconductor testing business principally through its 51.0% shareholding in our company, its 72.4% shareholding in ASE Chung Li (this shareholding percentage is expected to increase to 100% as of August 1, 2004. See "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions") and its 70% shareholding in ASE Korea. We own the remaining 27.6% and 30.0% shareholding in ASE Chung Li and ASE Korea, respectively. ASE Inc. does not, under Singapore law, owe any fiduciary obligation to our minority shareholders. ASE Inc. is in a position to control actions that require shareholders' approval by ordinary resolution, including the timing and payment of dividends and the election of our entire board of directors. In addition, some members of our board of directors are employed by, or serve as directors of, companies within the ASE group of companies, and our Chairman and five other directors hold similar positions at ASE Inc. Accordingly, ASE Inc. or its affiliates may take actions that are not in our or our shareholders' best interest.

     ASE Inc. and we have had, and will continue to have, some common customers. These customers conduct separate qualification procedures of ASE Inc.'s and our facilities based on their own evaluation of various factors, including geographic location of the facilities, range and quality of testing platforms available, technical expertise, testing capacity and price, and generally indicate which facilities they desire to use. There are no agreements between ASE Inc. and us with respect to the allocation of business from our common customers.

     We and ASE Inc. and its affiliates continue to have contractual and other business relationships and may, from time to time, engage in transactions that are material to us.

     The ownership by ASE Inc. of a substantial percentage of our outstanding shares and ASE Inc.'s affiliation with members of our board of directors may have the effect of:

     o    delaying, deferring or preventing a change in who controls us;

     o    discouraging bids for our shares at a premium over the market price;
          and

     o    adversely affecting the market price of our shares.

Our revenue and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at a reasonable price.

     Our packaging operations require that we obtain adequate supplies of raw materials on a timely basis. Shortages in the supply of raw materials experienced by the semiconductor industry have in the past resulted in occasional price increases and delivery delays. For example, in 1999 and the first half of 2000, the industry experienced a shortage in the supply of advanced substrates used in ball grid array, or BGA, packaging. Raw materials such as advanced substrates are prone to supply shortages since such materials are produced by a limited number of suppliers such as Kinsus Interconnect Technology Corporation, Ibiden Co., Ltd., Japan Circuit Industrial Co., Ltd. and Phoenix Precision Technology Corporation. In order to partially reduce the risk of supply shortages, ASE Inc. established ASE Material and has entered into a joint venture agreement with Compeq Manufacturing Co. Ltd. for the design and production of interconnect materials for packaging semiconductors. However, we do not expect ASE Material or ASE Inc.'s joint venture with Compeq Manufacturing Co. Ltd. to be able to provide sufficient raw materials to meet all of our requirements. Consequently, we will remain dependent on market supply and demand for our raw materials. We cannot assure you that we will be able to obtain adequate supplies of raw materials in a timely manner or at a reasonable price. Our revenues and earnings could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

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

     Under currently effective U.S. GAAP, we are required to evaluate our equipment, goodwill and other long-lived assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge. We can give no assurance that impairment charges will not be required in periods subsequent to December 31, 2003. We completed a goodwill impairment review as of January 1, 2002 using a fair-value based approach in accordance with the new standards and found no impairment. We also completed our annual goodwill impairment test at December 31, 2002 and 2003 and found no impairment. Total goodwill amortization expenses amounted to $10.1 million under ROC GAAP for the year ended December 31, 2003, which is not recorded for U.S. GAAP reporting. As of December 31, 2003, the goodwill under U.S. GAAP amounted to $82.4 million. We currently are not able to estimate the extent and timing of any goodwill impairment charge for future years. Any goodwill impairment charge required under U.S. GAAP may have a material adverse effect on our financial condition and result of operations on a U.S. GAAP reconciled basis. Please see Note 24 of the Notes to Consolidated Financial Statements for a discussion of the new standards under U.S. GAAP.

     The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed.

     Terrorist attacks, such as the attacks that occurred on September 11, 2001, the current military action in Iraq and general instability in the Middle East may adversely affect the markets in which we operate, our operations and our profitability.

     The attacks of September 11, 2001 and subsequent events, including current military action in Iraq, have caused volatility in the world financial markets and have led, and may continue to lead to, further armed hostilities, prolonged military action in Iraq, or further acts of terrorism in the United States or abroad, which could cause further instability in financial markets. These developments could have an adverse impact on, among other things, our ability to expand the market for our services, obtain financing as needed and enter into strategic relationships, and, depending on their magnitude, could have a material adverse effect on our business, financial conditions, results of operations or cash flows.

  Risks Relating to Countries in Which We Conduct Operations

Adverse economic conditions in Asia could negatively affect our business, financial condition and results of operations.

     Our current testing and packaging facilities are located in Taiwan, Malaysia, the United States, Hong Kong and Singapore. Our affiliated companies, ASE Chung Li and ASE Korea, have operations in Taiwan and South Korea, respectively. Furthermore, our customers are located in North America, Europe and other parts of Asia. As a result, our business is subject to various risks beyond our control, such as:

     o    instability of economies and governments; and

     o changes in laws and policies affecting trade and investment, including foreign exchange controls.

     In addition, the currencies of several countries in Asia, including Malaysia and Taiwan, where our principal operating facilities are located and where many of our customers have facilities, have in the past experienced, and may in the future experience, substantial depreciation and volatility. In response to these declines, some governments in the region have in the past taken, and may in the future take, drastic steps to stabilize their currencies, including raising official interest rates and other measures. Furthermore, some governments in the region have in the past imposed, and may in the future impose, foreign currency exchange controls. In May 1998, the Malaysian government imposed strict foreign currency exchange controls. Although the foreign exchange controls imposed by Malaysia do not restrict the flow of funds arising from trade transactions and repatriation of profits to investors, we cannot assure you that other countries in Asia will not impose similar or other currency control measures in the future.

     Furthermore, economies of the countries in Asia, including Malaysia and Taiwan, have in the past been adversely affected by prolonged inflation, drastic increases in interest rates, widespread failures of financial institutions, political instabilities and other factors in the region. If this happens in any future periods, our liquidity, financial conditions and results of operations could be materially adversely affected. Adverse economic conditions in the region could result in reduced availability of credit and other financing sources and, as a result, ASE Test Malaysia, ASE Test Taiwan and other subsidiaries would have to rely more heavily on us for funding. In addition, any adverse economic development in the region, if prolonged, could result in lower demand for, and exert further pressures on the prices of, the services and products provided by companies in the region, including us.

Strained relations between the Republic of China and the People's Republic of China could negatively affect our business and the market value of our shares.

     Our principal executive offices and our principal testing facilities are located in Taiwan and approximately 50% of our net revenues in 2003 was derived from our operations in Taiwan. The ROC has a unique international political status. The People's Republic of China, or the PRC, asserts sovereignty over all of China, including Taiwan and does not recognize the legitimacy of the ROC government. Although significant economic and cultural relations have been established in recent years between the ROC and the PRC, relations have often been strained and the PRC government has indicated that it may use military force to gain control over Taiwan in some circumstances, such as the declaration of Taiwan's independence by the ROC. Relations between the ROC and the PRC have been particularly strained in recent years. On March 20, 2004, Taiwan's incumbent president was re-elected by a narrow majority and the opposition is contesting the election results. The political uncertainty surrounding the election has affected the securities markets in Taiwan. The recent political uncertainty and related developments could adversely affect the prices of our shares. It is unclear what effects the recent presidential election may have on relations with the PRC. Relations between the Republic of China and the People's Republic of China and other factors affecting the political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our shares.

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

     Our production facilities as well as many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected by an earthquake, a typhoon, a drought or any other natural disasters, it could result in a decline in the demand for our packaging and testing services. If our suppliers and providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake, typhoon, drought, or other natural disasters in Taiwan could severely disrupt the normal operation of our business and have a material adverse effect on our financial condition and results of operations.

Any future outbreak of Severe Acute Respiratory Syndrome ("SARS") may have an adverse effect on the economies and financial markets of certain Asian countries and may adversely affect our results of operations.

     In the first half of 2003, China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries encountered an outbreak of severe acute respiratory syndrome, or SARS, which is a highly contagious form of atypical pneumonia. The SARS outbreak had an adverse effect on our results of operations for the first half of 2003, primarily due to the lower than expected demand for our packaging and testing services that resulted from the adverse effect of such SARS outbreak on the level of economic activity in the affected regions. There is no guarantee that SARS or SARS-like outbreaks will not occur again in the future and that any future SARS or SARS-like outbreaks, or the measures taken by the governments of the ROC, Hong Kong, the PRC or other countries against SARS or SARS-like outbreaks, will not seriously interrupt our production operations or those of our suppliers and customers, which may have a material adverse effect on our financial condition and results of operations.

  Risks Relating to Our Holding Company Structure

Our ability to receive dividends and other payments from our subsidiaries may be restricted by commercial, statutory and legal restrictions.

     We are a holding company, and our only significant assets are our ownership interests in ASE Test Taiwan, ASE Test Malaysia, ISE Labs and our 30.0% and 27.6% interest in ASE Korea and ASE Chung Li, respectively. (Our ownership interests of ASE Chung Li are expected to be reduced to zero as of August 1, 2004. See "Item 7.

Major Shareholders and Related Party Transactions -- Related Party Transactions".) Dividends we receive from our subsidiaries, if any, will be subject to taxation. The ability of our subsidiaries to pay dividends, repay intercompany loans from us or make other distributions to us may be restricted by, among other things, the availability of funds, the terms of various credit arrangements entered into by such subsidiaries, as well as statutory and other legal restrictions. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries to distribute dividends to us, we cannot assure you that the relevant regulations will not be changed and that the ability of our subsidiaries to distribute dividends to us will not be restricted in the future.

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

     The market price of our shares and Taiwan depositary shares, also known as TDSs, representing our shares have been, and may continue to be, highly volatile and subject to wide fluctuations in response to:

     o    quarterly variations in operating results;

     o    changes in financial estimates by securities analysts; and

     o    other events or factors.

     In addition, the Nasdaq National Market, on which our shares trade, has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies. These fluctuations have often been unrelated to the operating performance of such companies. The resulting volatility in the markets for our securities may cause the market price of our shares to fluctuate widely. Our TDSs are traded on the Taiwan Stock Exchange, which has often experienced greater fluctuations than the Nasdaq National Market or other national stock exchanges or quotation systems in the United States. As a result, our TDSs generally experience greater price volatility than our shares.

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

Singapore law contains provisions that could discourage a takeover of our company.

     The Singapore Code on Take-Overs and Mergers contains provisions that may delay, deter or prevent a future takeover or change in control of our company. Anyone acquiring an interest, either on his or her own or together with parties acting in concert, in 30.0% or more of our voting shares may be required to extend a takeover offer for the remaining voting shares in accordance with the Singapore Code on Take-Overs and Mergers. A person holding between 30.0% and 50.0% (both inclusive) of our voting shares (either on his or her own or together with parties acting in concert) must also make a takeover offer if that person acquires an additional 1.0% of our voting shares in any six-month period. In addition, the offeror must make an appropriate offer or proposal to holders of our securities which are convertible into non-voting shares and may also be required to make such offer to holders of securities of our subsidiaries, which are convertible into our shares. These provisions may discourage or prevent some types of transactions involving an actual or threatened change of control of our company. This could harm our shareholders because a transaction of that kind might otherwise provide an opportunity for our shareholders to sell shares at a price above the prevailing market price.

Item 4.  Information on the Company.

HISTORY AND DEVELOPMENT OF THE COMPANY

     ASE Test Limited is a Singapore holding company incorporated on December 1, 1995 as Jarich Test Private Limited, which changed its name to ASE Test Private Limited on February 13, 1996 and to ASE Test Limited on April 23, 1996. We acquired, through an exchange of shares with our parent company, ASE Inc. and other individuals, substantially all of the shares of ASE Test, Inc. in May 1996. The exchange was accounted for as a reorganization of companies under common control.

     Our registered offices are located at 36 Robinson Road, #18-01 City House, Singapore 068877, and the telephone number at the location is (65) 6225-1611. Our principal executive offices are located at 10 West Fifth Street, Nantze Export Processing Zone, Kaohsiung, Taiwan, Republic of China, and our telephone number at the location is (886-7) 363-6641. Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011, and our agent's telephone number is 212-894-8940.

     ASE Test, Inc., whose predecessor was a subsidiary of ETC Flextronics, Inc., is located in Taiwan and is engaged in the testing of semiconductors. It has a wholly owned subsidiary in the United States, ASE Test (U.S.A.) Inc., which was incorporated in 1996 and is engaged in after-sales service to customers of ASE Test, Inc. ASE Test (U.S.A.) is currently being liquidated.

     In June 1996, our shares were approved for quotation on the Nasdaq National Market in the United States.

     On April 15, 1997, we issued 18,000,000 shares (after retroactive adjustments for two-for-one stock splits in 1998 and 1999) to ASE Holdings (Bermuda), Inc., a wholly owned subsidiary of ASE Inc., in exchange for all of the shares of ASE Holdings (Singapore) Pte. Ltd., which is a Singapore holding company that owns 100% of the shares of ASE Electronics (M) Sdn. Bhd., also known as ASE Test Malaysia. ASE Test Malaysia is engaged in the testing and packaging of semiconductors.

     In December 1997 and January 1999, we obtained approval from the ROC Securities and Futures Commission to issue TDSs, representing 6,000,000 and 2,500,000 shares (after retroactive adjustments for two-for-one stock splits in 1998 and 1999) offered by our shareholder, J&R Holding Limited. Our TDSs are listed on the Taiwan Stock Exchange.

ISE Labs

     In May 1999, we acquired 70.0% of the outstanding shares of ISE Labs, a semiconductor testing company with its principal facilities located in Fremont and Santa Clara, California at a purchase price of US$100.1 million.

     We subsequently increased our holding to 100% through purchases made in April, July and November 2000 and in January 2002. The total price for our acquisition of 100% of the outstanding shares of ISE Labs amounted to US$221.2 million.

  ASE Chung Li and ASE Korea

     In July 1999, we and our parent company, ASE Inc., jointly acquired Motorola's semiconductor businesses in Chung Li, Taiwan and Paju, South Korea for the testing and packaging of semiconductors with principally communications, consumer and automotive applications. Under the acquisition agreements, ASE Inc. acquired a 70.0% interest in each of the two businesses, and we acquired the remaining 30.0% interest. This division of the investment reflected in part our estimate of the relative testing and packaging values at the facilities. The businesses are now operated by ASE Chung Li and ASE Korea. Substantially all of the assets of ASE Chung Li were acquired for a base price of $150.0 million in cash, consisting of an initial payment of $80.0 million at closing and an additional $70.0 million in three annual installments ending in July 2002, contingent upon certain targets of revenue from packaging, and testing services provided to Motorola being met. These targets were met for the first two years. In 2002, ASE Inc. and Motorola re-negotiated the agreement for the payment of the final installment to take place in three smaller installments ending in July 2004, contingent upon certain targets of revenue from packaging and testing services provided to Motorola being met.

     The ASE Korea acquisition was structured as a stock acquisition of 100% of the outstanding shares of ASE Korea for a base price of $140.0 million in cash, consisting of an initial payment of $36.0 million and an additional $104.0 million payable over five years. In addition to the combined base price of $290.0 million, approximately $60.1 million in cash was paid to purchase capital assets at both facilities which were acquired after January 1, 1999 and specified inventories and cash positions at both facilities. Both facilities have provided, and are currently expected to continue to provide, semiconductor packaging and testing services to Motorola's Semiconductor Products Sector.

  ASE Chung Li and ASE Material's Pending Merger into ASE Inc.

     On October 28, 2003, ASE Inc. entered into a merger agreement with ASE Chung Li and ASE Material pursuant to which ASE Chung Li and ASE Material will be merged with and into ASE Inc. with ASE Inc. as the surviving corporation. Upon completion of the merger, all of the assets and liabilities of ASE Chung Li and ASE Material will be owned and assumed by ASE Inc. and the operations of ASE Chung Li and ASE Material will be integrated with the operations of ASE Inc.

     The merger is to be consummated by means of a share exchange pursuant to which we, along with other respective shareholders (other than ASE Inc.) of ASE Chung Li and ASE Material, will receive common shares of ASE Inc. in exchange for the common shares of each of ASE Chung Li and ASE Material. ASE Inc. expects to issue 282,315,437 common shares, or approximately 7.9% of its outstanding shares as of October 28, 2003, in connection with the merger. Upon the successful completion of this merger, our ownership interests in ASE Chung Li will be reduced to zero.

     The merger agreement has been approved by the board of directors and shareholders of each of ASE Inc., ASE Chung Li and ASE Material. ASE Inc. has also obtained the approval of the Taiwan Stock Exchange in connection with the issuance of ASE Inc.'s common shares pursuant to the share exchange. The completion of the merger is conditional upon the approval of the ROC Securities and Futures Commission and consent from lenders under certain loan agreements. See "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions".

BUSINESS OVERVIEW

Introduction

     We believe that we are one of the world's largest independent semiconductor testing companies, providing a complete range of testing services, including:

     o front-end engineering testing at our facilities in the Silicon Valley area in California and Austin, Texas, near many of the major semiconductor design houses in the United States;

     o final testing of complex, high-performance logic/mixed-signal semiconductors at our facilities in Taiwan, Malaysia, Hong Kong, Singapore and the Silicon Valley area in California; and

     o turnkey services, which include drop shipment of tested and packaged semiconductors to end users designated by our customers.

     In addition, we also provide a broad range of leadframe and laminate-based semiconductor packaging services, including ball grid array, also called BGA, quad flat packages, also called QFP, and thin quad flat packages, also called TQFP, at our facilities in Malaysia.

     We have a close working relationship with ASE Inc., our parent company, and our facilities in Kaohsiung are located close to the facilities of ASE Inc., which enables us to provide value-added services to our customers. A substantial majority of our net revenues from testing services performed at our Kaohsiung facilities has historically been, and is expected to continue to be, derived from customers who are also customers of ASE Inc.

     We focus primarily on testing complex, high-performance logic/mixed-signal semiconductors and packaging high pin-count semiconductors. In 2003, approximately 98% of our net testing revenues was derived from testing complex, high-performance logic/mixed-signal semiconductors and approximately 60% of our net packaging revenues was derived from packaging high pin-count semiconductors. Semiconductors tested and packaged by us are used in diverse end-use markets, including communications, consumer electronic, personal computer and industrial products and other applications.

     We believe that we are well positioned to meet the requirements of semiconductor companies worldwide for outsourced testing and packaging services across a diverse range of end-use applications because of:

     o our ability to provide a broad range of advanced semiconductor testing services;

     o our ability to offer, in conjunction with ASE Inc., a broad range of advanced packaging services;

     o our scale of operations and financial position which enable us to make significant investments in capacity expansion and research and development, as well as to make selective acquisitions;

     o our geographic presence in key centers of outsourced semiconductor and electronics manufacturing; and

     o our long-term relationships with providers of complementary semiconductor manufacturing services, including our strategic alliance, in conjunction with ASE Inc., with TSMC, the world's largest dedicated semiconductor foundry.

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

We believe that our expertise and scale in advanced technology and our ability to integrate our broad range of solutions into turnkey services allow us to benefit from the accelerated outsourcing trend and better serve our existing and potential customers. In addition, through the strategic alliance with TSMC that ASE Inc. and we have maintained since 1997, as well as our other commercial arrangements with providers of other complementary semiconductor manufacturing services, we, in conjunction with ASE Inc., have expanded the traditional scope of our turnkey services to offer total semiconductor manufacturing solutions to our customers.

Industry Background

  General

     Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable semiconductors at a lower cost per function. These improvements have resulted in significant performance and price benefits to manufacturers of electronic systems. As a result, semiconductor demand has grown substantially in our primary markets of communications, personal computers and consumer electronics, and has experienced increased growth in other markets such as automotive products and industrial automation and control systems.

     The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns. The Semiconductor Industry Association estimates that worldwide sales of semiconductors increased from approximately $50.5 billion in 1990 to $166.4 billion in 2003. The semiconductor industry experienced strong growth between 1992 and 1995 and between 1998 and 2000, with declines between 1996 and first half of 1997 as well as in 1998. Starting from the fourth quarter of 2000, the semiconductor industry experienced a severe downturn due to a slowdown in the global economy, overcapacity in the semiconductor industry and worldwide inventory adjustment. The semiconductor industry started to show signs of a modest recovery in 2002 and 2003, primarily as a result of inventory replenishment and the introduction of new products. We believe that the pattern of long-term growth and cyclical fluctuations will continue in the semiconductor industry.

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

     Process                                          Description
     -------                                          -----------

    Circuit Design                     The design of a semiconductor is
                                       developed by laying out circuit
                                       components and interconnections. A
                                       complex circuit may be designed with as
                                       many as 20 layers of patterns or more.

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

     The availability of technologically advanced independent manufacturing services has also enabled the growth of "fabless" semiconductor companies that focus on semiconductor design and marketing and outsource their fabrication, testing and packaging requirements to independent companies. We believe that the growth in the number and scale of fabless semiconductor companies that rely solely on independent companies to meet their manufacturing requirements will continue to be a driver of growth in the market for independent foundry, testing and packaging services. Similarly, the availability of technologically advanced independent manufacturing services has encouraged integrated device manufacturers, which had traditionally relied on in-house semiconductor manufacturing capacity, to increasingly outsource their manufacturing requirements to independent semiconductor manufacturing companies.

     We believe the outsourcing of semiconductor manufacturing services will increase in the future from current levels for many reasons, including the following:

     Technological Expertise and Significant Capital Expenditure. Semiconductor manufacturing processes have become highly complex, requiring substantial investment in specialized equipment and facilities and sophisticated engineering and manufacturing expertise. Technical expertise becomes increasingly important as the industry transitions from one generation of technology to another, as evidenced by the current migration of fabrication technology from 8-inch to 12-inch wafers. In addition, product life cycles have been shortening, magnifying the need to continuously upgrade or replace manufacturing equipment to accommodate new products. As a result, new investments in in-house testing, packaging and fabrication facilities are becoming less desirable to integrated device manufacturers because of the high investment costs as well as the inability to achieve sufficient economies of scale and utilization rates in order to be competitive with the independent service providers. Independent testing, packaging and foundry companies, on the other hand, are able to realize the benefits of specialization and achieve economies of scale by providing services to a large base of customers across a wide range of products. This enables them to reduce costs and shorten production cycles through high capacity utilization and process expertise. In the process, they are also able to focus on discrete stages of semiconductor manufacturing and deliver services of superior quality.

     In addition, the outsourcing trend is affected by the cyclical nature of the semiconductor industry as semiconductor companies reduce capital investments during industry downturns. Since the recent industry downturn in 2001, semiconductor companies have significantly reduced their investment in in-house testing and packaging technologies and capacity. As a result, some semiconductor companies may have limited in-house expertise and capacity to accommodate large orders following a recovery in demand, particularly in the area of advanced technology. We expect semiconductor companies to increasingly outsource their testing and packaging requirements to take advantage of the advanced technology and scale of operations of independent testing and packaging companies.

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

     Gartner Dataquest forecasts that the total outsourced semiconductor testing market will grow from $2.2 billion in 2003 to $5.6 billion in 2008. Gartner Dataquest also forecasts that the total outsourced semiconductor packaging market will grow from $8.1 billion in 2003 to $19.2 billion in 2008.

Principal Products and Services

     We offer a broad range of advanced semiconductor testing and packaging services. Our services generally focus on complex, high-performance logic/mixed-signal semiconductors, such as system on a chip ("SOC"). Our testing services include front-end engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process; wafer probing; final testing and other related semiconductor testing services. Our package types employ either leadframes or substrates as interconnect materials. The semiconductors we package are used in a wide range of end-use applications, including communications, personal computers, consumer electronics, industrial, automotive and other applications. We focus on testing and packaging logic semiconductors. We, at our facilities in Malaysia and, in conjunction with ASE Inc., at our facilities in Taiwan, offer our customers turnkey services which consist of testing, packaging and direct shipment of semiconductors to end users designated by our customers.

     The following table sets forth, for the periods indicated, our testing and packaging revenues as a percentage of net revenues.

                                          Year Ended December 31,
                                  ---------------------------------------
                                   2001            2002            2003
                                  ------          ------          -------
                                        (percentage of net revenues)
     Testing revenues..........    74.8%           71.0%            65.7%
     Packaging revenues........    25.2            29.0             34.3
     Total net revenues........   100.0%          100.0%           100.0%
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

     o Customized Software Development. Test engineers develop customized software to test the semiconductor on advanced testing equipment. Customized software developed on specific testing platforms is required to test the conformity of each particular semiconductor type to its unique functionality and specification.

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

     Logic/Mixed-Signal Final Testing. We conduct final tests of a wide variety of logic/mixed-signal semiconductors, with a number of leads ranging from the single digits to over 1,000 and operating frequencies of up to 2.5 Gbps for digital semiconductors and 6 GHz for radio frequency semiconductors, which are at the high end of the range for the industry. The products we test include semiconductors used for networking and wireless communications, graphics and disk controllers for home entertainment and personal computer applications, as well as a variety of application-specific integrated circuits, or ASICs, for various specialized applications.

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

     o Dry Pack. Dry pack is the process which involves heating semiconductors in order to remove moisture before packaging and shipping to customers.

     o Tape and Reel. Tape and reel is the process which involves transferring semiconductors from a tray or tube into a tape-like carrier for shipment to customers.

     The following table sets forth, for the periods indicated, the percentage of our net testing revenues accounted for by each type of testing service.

                                             Year Ended December 31,
                                     ---------------------------------------
                                      2001            2002            2003
                                     ------          ------          -------
                                       (percentage of net testing revenues)
     Logic/mixed-signal testing...    97.9%           98.0%            97.9%
     Memory testing...............     2.1             2.0              2.1
     Total net testing revenues...   100.0%          100.0%           100.0%
                                     =====           =====            =====
       Packaging

     At ASE Test Malaysia, we offer a broad range of semiconductor packages primarily using surface-mount technology, or SMT. In SMT, the leads on semiconductors and other electronic components are soldered to the surface of the printed circuit board. Within our packaging product portfolio, we focus on the packaging of semiconductor package products for which there is expected to be strong demand, including high pin-count SMT packages, such as BGA, which are based on laminate substrate, and QFP and thin quad flat packages, or TQFP, both of which are based on leadframes. In addition to the more advanced SMT packages, we also offer packaging services using the older pin-through-hole technology, such as plastic dual in-line packages, or PDIP.

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

     The following table sets forth our principal packaging products:

                                Number of
       Package Format             Leads                Description                     End Use Applications
----------------------------   ----------   ---------------------------------   ----------------------------------
Ball Grid Array (BGA)          42-1,517     Designed for semiconductors which   Cellular phones, pagers, wireless
                                            require the enhanced performance    communications, DSPs,
                                            provided by BGA, including          micro-controller applications and
                                            personal computer chipsets,         high-performance disk drives.
                                            graphic controllers and
                                            microprocessors, ASICs, digital
                                            signal processors, also called
                                            DSPs, and memory devices.

Quad Flat Package (QFP)/Thin   32-304       Designed for advanced processors    Multimedia applications, cellular
QFP (TQFP)                                  and controllers, ASICs and DSPs.    phones, personal computers,
                                                                                automotive and industrial
                                                                                products, hard disk drives,
                                                                                communication boards such as
                                                                                ethernet, integrated services
                                                                                digital network, also called ISDN,
                                                                                and notebook computers.

Plastic Leaded Chip Carrier    20-84        Designed for applications that do   Personal computers, scanners,
(PLCC)                                      not require low profile package     electronic games and monitors.
                                            with high density of
                                            interconnects.

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

Quad Flat Non-Leaded Package   6-64         Designed for applications that      Cellular phones, computer servers
(QFN)                                       require low profile packages and    and audio/visual equipment.
                                            high electricity consumption.

System In Package (SIP)        48-208       Designed for sub-assembly and       Cellular phones and computer
                                            module application.                 servers.

     We also offer module assembly services, which combine one or more semiconductor packages with other components in an integrated module to enable increased functionality, typically using automated surface mount technology, or SMT, machines and other machinery and equipment for system-level assembly. End-use applications for modules include personal digital assistants ("PDAs"), wireless local area network ("LAN") applications, Bluetooth applications, camera modules, automotive applications and toys. The substantial majority of our module assembly services are provided at our facilities in Malaysia to a customer for the assembly of camera modules used in handsets.

     The following table sets forth, for the periods indicated, the approximate percentage of our net packaging revenues accounted for by each package type.

                                              Year Ended December 31,
                                      ---------------------------------------
                                       2001            2002            2003
                                      ------          ------          -------
                                      (percentage of net packaging revenues)

     BGA...........................    26.3%           22.0%             22.3%
     QFP/TQFP......................    43.0            40.0              12.9
     PLC...........................    11.8            10.6               6.0
     SOJ/SOP/TSOP..................     4.0             2.5               1.2
     PDIP..........................    14.1            22.8              13.6
     SIP...........................      --              --              34.5
     Other.........................     0.8             2.1               9.5
                                      -----           -----             -----
     Total net packaging revenues..   100.0%          100.0%            100.0%
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

     o    labor costs;

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

     In general, the price per CPU second for the testing of particular products tends to decline over time as the product becomes older and more advanced products in the category are introduced in the market. These newer products, which typically are more complex and higher performance, attract a higher price per CPU second and generate higher margins, which have partially offset price declines related to older products. As older machines become less appropriate for testing more advanced products, prices per CPU second for using such machines decline, resulting in the gradual decline of revenues from such machines.

     We price our packaging services primarily on a cost-plus basis and, to a lesser extent, with reference to market prices. Prices for our testing and packaging services are confirmed at the time firm orders are received from customers, which is typically four to eight weeks before delivery.

Equipment

  Testing

     Testing equipment is the most important and most capital-intensive component of the testing process. As of December 31, 2003, we operated 864 testers, of which 196 were consigned by our customers. We generally seek to purchase testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. We purchase testing equipment from major international manufacturers, including Advantest Corporation, Agilent Technologies, Inc., Credence Systems Corporation, LTX Corporation, NP Test Inc., Seiko Epson, Teradyne, Inc. and Tokyo Electron Limited. We may consider purchasing additional advanced testers depending on market demand for our testing services and the availability of testers. Upon acquisition of new testing equipment, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testing equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers and computer workstations for use in software development. Each tester may be attached to a handler or prober. Handlers attach to testers and transport individual packaged semiconductors to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

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

  Packaging

     The most important equipment used in the semiconductor packaging process is the wire bonder. The number of wire bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. The wire bonders connect the input/output terminals on the silicon die using extremely fine gold wire to leads on leadframes or substrates. Typically, wire bonders may be used, with minor modifications, for the packaging of different products. We purchase our wire bonders principally from Kulicke & Soffa Industries Inc. As of December 31, 2003, we operated 469 wire bonders of which 290 were fine pitch wire bonders. In addition to wire bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, die bonders, automated molding machines, laser markers, solder plates, pad printers, dejunkers, trimmers, formers, substrate saws and scanners.

Software Development and Engineering/Conversion Program

     We work closely with our customers to provide sophisticated software engineering services, including test program development, conversion and optimization, and related hardware design. Generally, testing requires customized testing software and related hardware to be developed for each particular product. Software is often initially provided by the customer, and then converted by us at our facilities, for use on one or more of our machines and contains varying functionality depending on specified testing procedures. Once a conversion test program has been developed, we perform trial tests on the semiconductors. Customer feedback on the test results enables us to adjust the conversion test programs prior to actual testing. We also typically assist our customers in collecting and analyzing the test results, and recommend engineering solutions to improve their design and production process. We have developed proprietary software, which automatically generates codes for creating and converting testing programs, and have also developed software for parallel testing of logic semiconductors, and for converting programs from one equipment platform to another. See "Item 5. Operating and Financial Review and Prospects ? Research and Development". Our inability to successfully develop conversion software programs could materially and adversely affect our operating efficiencies. See "Item 3. Key Information -- Risk Factors -- The complexity of the semiconductor testing and packaging process increases the costs and production risks of our business".

Seasonality

     See "Item 5. Operating and Financial Review and Prospects -- Operating Results -- Consolidated Quarterly Results".

Sales and Marketing

  Sales and Marketing Offices

     We maintain sales and marketing offices in the United States, Taiwan and Malaysia. Our sales staff at all of our sales and marketing offices often call on prospective customers with the sales staff of ASE Inc. In addition, the sales agent for our testing and packaging services maintains sales and marketing offices in Austria, Belgium, Germany, Japan, Korea, Malaysia and the United States. We conduct marketing research through our in-house customer service personnel and those of our sales agent and through our relationships with our customers and suppliers to keep abreast of market trends and developments. In placing orders with us, our customers specify which of our facilities these orders will go to. Our customers conduct separate qualification and correlation processes for each of our facilities that they use. See "-- Qualification and Correlation by Customers".

   Sales and Customer Service Agents

     Under commission agreements, ASE Test Taiwan and ASE Test Malaysia have appointed Gardex International Limited, or Gardex, as the non-exclusive sales agent for the sale of our services and products worldwide, excluding Asia. Gardex helps us identify customers, monitor delivery acceptance and payment by customers, and within parameters set by us, negotiate price, delivery and other terms with our customers. Purchase orders are placed directly with us by our customers. We pay Gardex a commission of 0.50% of our sales outside of Asia, payable monthly, depending on the amount of these sales. In 2003, we paid $0.8 million in commissions to Gardex.

     Under service agreements, ASE Test Taiwan and ASE Test Malaysia have appointed ASE (U.S.) Inc. as our non-exclusive agent to provide customer service and after-sales support to our customers in Europe and North America. We pay ASE (U.S.) Inc. a monthly fee based on its monthly services associated costs and expenses plus a commission set by reference to the lower of a percentage of sales or a fixed fee. In 2003, we paid $5.7 million in fees and service charges to ASE (U.S.) Inc.

     Both Gardex and ASE (U.S.) Inc. are wholly owned by Y.C. Hsu, who has had a long personal relationship with Jason C.S. Chang, our founder, Chairman and Chief Executive Officer (reappointed as of April 28, 2004), that pre-dates the founding of our company. We have maintained business relationships with Gardex, ASE (U.S.) Inc. and their predecessors since 1985. Gardex and ASE (U.S.) Inc. currently perform services only for ASE Inc. and us. See "Item 3. Key Information -- Risk Factors -- We depend on our agents for sales and customer service in North America and Europe. Any serious interruption in our relationship with these agents, or substantial loss in their effectiveness, could significantly reduce our revenues and profitability."

  Customers

     We believe that our (1) advanced testing and packaging technologies, (2) focus on complex, high-performance products and (3) reputation for high quality and reliable services have been, and will continue to be, important factors in attracting and retaining customers. Our global base of over 200 customers includes leading semiconductor companies across a wide range of end-use applications, including:

     o    Agilent Technologies, Inc.       o    LSI Logic Corporation
     o    Altera Corporation               o    Marvell Technology Group
     o    ATI Technologies, Inc.           o    Motorola, Inc.
     o    ATMEL Corporation                o    NVIDIA Corporation
     o    Conexant Systems, Inc.           o    Philips Semiconductors Inc.
     o    DSP Group, Inc.                  o    Qualcomm Incorporated
     o    Genesis Microchip Inc.           o    Silicon Integrated Systems Corp.
     o    Globespan Semiconductor Inc.     o    Silicon Image, Inc.
     o    Lattice Semiconductor Corp.      o    VIA Technologies, Inc.
     o    Legerity Corporation

     Our five largest customers together accounted for approximately 40% of our net revenues in 2003. There has been significant variation in the composition of our largest five customers over time, and as a result, we have been less dependent on any particular customer over time. Other than LSI Logic Corporation in 2001 and 2002, and Agilent Technologies, Inc. in 2003, no other customer accounted for more than 10% of our net revenues in 2001, 2002 or 2003. We test and package for our customers a wide range of semiconductors with diverse end-use applications in the communication, personal computer, consumer electronic and industrial sectors.

     The following table sets forth, for the periods indicated, our net revenues categorized by the principal end-use applications of the semiconductors which we tested and packaged as a percentage of our net revenues.

                                                 Year Ended December 31,
                                         ---------------------------------------
                                          2001            2002            2003
                                         ------          ------          -------
                                              (percentage of net revenues)

     Communications...................... 31.5%           31.1%           42.8%
     Personal computers.................. 28.7            32.3            27.5
     Consumer electronics/industrial/
       automotive........................ 37.4            31.9            26.7
     Other...............................  2.4             4.7             3.0
                                         -----           -----           -----
     Total net revenues..................100.0%          100.0%          100.0%
                                         =====           =====           =====

     Many of our customers are leaders in their respective end-use markets. For example, we provide testing and packaging services to Genesis Microchip Inc., one of the world's leading suppliers of display image processors, NVIDIA Corporation, a market leader in visual computing technology for mainstream computing platforms, and Qualcomm Incorporated, a leader in developing and delivering innovative digital wireless communications products and services.

     We categorize our net testing and packaging revenues based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown of our net revenues, categorized by geographic regions.

                                                 Year Ended December 31,
                                         ---------------------------------------
                                          2001            2002            2003
                                         ------          ------          -------
                                            (percentage of net revenues)
     North America.....................   75.6%           72.5%            65.9%
     Asia..............................   21.1            22.6             27.7
     Europe............................    3.3             4.9              6.4
                                         -----           -----            -----
     Total net revenues................  100.0%          100.0%           100.0%
                                         =====           =====            =====

  Qualification and Correlation by Customers

     Customers generally require that our facilities undergo a stringent qualification process during which the customer evaluates our operations and production processes, including engineering, delivery control and testing capabilities. The qualification process typically takes up to eight weeks, but can take longer depending on the requirements of the customer. In the case of our testing operations, after we have been qualified by a customer and before the customer delivers semiconductors to us for testing in volume, a process known as correlation is undertaken. During the correlation process, the customer provides us with sample semiconductors to be tested and either provides us with the test program or requests that we develop a conversion program. In some cases, the customer also provides us with a data log of results of any testing of the semiconductor which the customer may have conducted previously. The correlation process typically takes up to two weeks, but can take longer depending on the requirements of the customer. We believe our ability to provide turnkey services reduces the amount of time spent by our customers in the qualification and correlation process. As a result, customers utilizing our turnkey services are able to achieve shorter production cycles.

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

     Our testing and packaging operations are undertaken in clean rooms where air purity, temperature and humidity are controlled. To ensure stability and integrity of our operations, we maintain clean rooms at our facilities that meet U.S. Federal Standard 209E class 1,000, 10,000 and 100,000 standards.

     ISE Lab's testing facility in Fremont, California has been approved by the U.S. military's Defense Supply Center Sourcing and Qualifications Unit as a laboratory possessing the requisite level of performance, quality and reliability required of suppliers for the U.S. Department of Defense.

     Our testing and packaging facilities in Kaohsiung, Taiwan and the United States have been certified as meeting the ISO 9001 quality standards set by the International Standards Organization, or ISO. In addition, our testing and packaging facilities in Kaohsiung, Taiwan and Malaysia have also been certified as meeting the ISO 14001 quality standards. ISO certifications are required by many countries in connection with sales of industrial products in these countries.

     Our testing and packaging facilities in Taiwan have also been certified as meeting TS 16949 standards. These standards provide for continuous improvement with an emphasis on the prevention of defects and reduction of variation and waste in the supply chain. Like ISO certifications, TS 16949 certification is required by some semiconductor manufacturers as a threshold indicating a company's quality control standards.

     Furthermore, our packaging and testing facilities in Kaohsiung, Taiwan have received the SAC Level-1 certification for quality assurance from the Semiconductor Assembly Council. The Semiconductor Assembly Council is an organization of semiconductor manufacturers, subcontractors, end-users and materials and service providers established to certify subcontract quality systems and process control practices.

     In addition, we have received various vender awards from our customers for the quality of our products and services.

Competition

     We compete in the highly competitive independent testing and packaging markets. Our competitors include large integrated device manufacturers with in-house testing and packaging capabilities, independent semiconductor packaging companies with in-house testing capabilities and small independent semiconductor testing companies which focus exclusively on testing. We believe that the principal competitive factors in the independent semiconductor testing industry are: (1) the ability to provide total solutions to our customers; (2) technological expertise; (3) the range of testing platforms and package types available; (4) software conversion program capability; (5) the ability to work closely with customers at the product development stage; (6) responsiveness and flexibility; (7) production cycle time; (8) capacity; (9) production yield; and
(10) price. In packaging services, we primarily compete on the basis of: (1) production yield; (2) production cycle time; (3) process technology; (4) quality of service; (5) capacity; (6) location; (7) range and quality of packaging types available; and (8) price.

     Integrated device manufacturers that use our services continuously evaluate our performance against their own in-house testing and packaging capabilities. These integrated device manufacturers may have access to more advanced technologies, and greater financial and other resources than we do. We believe, however, that we can offer greater efficiency and lower costs while maintaining equivalent or higher quality for several reasons. First, as we benefit from specialization and economies of scale by providing services to a large base of customers across a wide range of products, we are better able to reduce costs and shorten production cycles through high capacity utilization and process expertise. Second, as a result of our customer base and product offerings, our equipment generally has a longer useful life. Finally, as a result of the continuing reduction of investments in in-house testing and packaging capacity and technology at integrated device manufacturers, we are better positioned to meet the advanced testing and packaging requirements on a large scale.

Material Effects of Government Regulations

     ASE Test Taiwan is subject to regulation by the Export Processing Zone Administration of the ROC Ministry of Economic Affairs in relation to land use, company registration, factory establishment, labor safety inspections, issuance of import and export licenses, foreign exchange and international trade management. ASE Test Taiwan is also subject to regulation and periodic monitoring by the ROC Environmental Protection Administration and the Bureau of Environmental Protection, Kaohsiung City.

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

     o If ASE Test Malaysia proposes to utilize second-hand machinery or equipment, ASE Test Malaysia should obtain the prior written approval of the Ministry of International Trade and Industry and a report from an independent valuer acceptable to the Ministry of International Trade and Industry. The prior written approval of the Ministry of International Trade and Industry should also be obtained before any changes, additions or reductions with respect to machinery or equipment are proposed, in cases where there will be a material effect on production volume or labor.

     o ASE Test Malaysia must obtain the prior written consent of the Ministry of International Trade and Industry before executing any agreements relating to technology transfers with foreigners.

     o ASE Test Malaysia must select distributors of the "bumiputra" ethnicity, primarily ethnic Malays, to distribute a minimum of 30% of its sales within Malaysia. The selection of "bumiputra" distributors should be effected only after consultation with the Ministry of International Trade and Industry. The election of foreign companies as distributors requires the prior approval of the Ministry of International Trade and Industry.

     o    ASE Test Malaysia must export a minimum of 85% of its production.

     o ASE Test Malaysia should use its best endeavors to appoint Malaysian citizens to its board of directors and should inform the Ministry of International Trade and Industry on any appointment or change in its board of directors.

     o ASE Test Malaysia should use its best endeavors to utilize the services of Malaysian-owned companies and enterprises in the context of the New Economic Policy of Malaysia.

     o The products of ASE Test Malaysia should attain a standard acceptable to the Malaysian government.

Raw Materials

     Semiconductor testing requires minimal raw materials. Substantially all of the raw materials used in our packaging processes are interconnect materials such as leadframes and substrates, gold wire and molding compound. Raw materials costs as a percentage of our net revenues were 11.1% in 2003.

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

Insurance

     We have insurance policies covering property damage and damage to our production facilities, buildings and machinery from fire. In addition, we have insurance policies covering our liabilities in connection with certain accidents. Significant damage to any of our production facilities, whether as a result of fire or other causes, would have a material adverse effect on our results of operations. We are not insured against the loss of key personnel.

ORGANIZATIONAL STRUCTURE

     The following chart illustrates our corporate structure and effective ownership interest in each of our principal operating subsidiaries and affiliates as of May 31, 2004. The following chart does not include wholly owned intermediate holding companies.

                                [GRAPHIC OMITTED]


----------
(1) The remaining shares of ASE Material are owned by the management and employees of ASE Material and the management and employees of ASE Inc. and its affiliates as well as a strategic investor.
(2) ASE Chung Li and ASE Material are currently expected to be merged into ASE Inc. with ASE Inc. as the surviving corporation, subject to receipt of all necessary approvals and consents. See "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions".

     The following table sets forth summary information for our subsidiaries as of May 31, 2004:

                                                                                            Total         Percentage of
                                                                   Jurisdiction of         Paid-in        our Ownership
            Subsidiary                     Main Activities          Incorporation          Capital           Interest
-----------------------------       ------------------------      ------------------      ----------      --------------
ASE Electronics (M) Sdn. Bhd.       Packaging and testing of      Malaysia                $  62,260           100.0%
                                    integrated circuits
ASE Test Inc.                       Testing of integrated         Taiwan                    187,299           100.0%
                                    circuits
ISE LABS, Inc.                      Testing of integrated         United States              70,564           100.0%
                                    circuits
ASE (Chung Li) Inc.(1)              Packaging and testing of      Taiwan                    182,997            27.6%
                                    integrated circuits
ASE (Korea) Inc.                    Packaging and testing of      Korea                      37,976            30.0%
                                    integrated circuits

----------
(1) ASE Chung Li and ASE Material are currently expected to be merged into ASE Inc. with ASE Inc. as the surviving corporation, subject to receipt of all necessary approvals and consents. See "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions".

PROPERTY, PLANTS AND EQUIPMENT

     We maintain operations in Taiwan, Malaysia and California, U.S.A. Our operations in Kaohsiung, Taiwan are located principally in four plants located in the Nantze Export Processing Zone in Kaohsiung with a total floor space of approximately 986,000 square feet. Substantially all of our facilities in Kaohsiung, including our principal executive offices, are located at these plants. One plant with a floor space of approximately 352,000 square feet is located in a building purchased in January 1997 from a subsidiary of ASE Inc. and is located on land leased from the ROC government under a lease which expires in December 2006. One plant with a floor space of approximately 288,000 square feet is located in a building purchased in December 2001 from an affiliate of ASE Inc. and is located on land leased from the ROC government under a lease which expires in December 2012. In addition, we lease from ASE Inc. a total floor space of approximately 116,000 square feet in an adjacent building. We also lease approximately 55,000 square feet from ASE Chung Li. Another facility with a floor space of approximately 175,000 square feet is located in a building that we acquired in March 2004 and will be used to house our testing facilities.

     We currently operate testing and packaging facilities in Bayan Lepas Free Trade Zone, Penang, Malaysia, with a total floor space of approximately 711,000 square feet, which includes a front-end clean-room of approximately 52,000 square feet, a back-end packaging area of approximately 154,000 square feet and a final test clean-room of approximately 76,000 square feet. In April 2003 we began leasing another packaging facility in the Bayan Lepas Free Trade Zone, Penang, Malaysia, with a total floor space of approximately 105,000 square feet. The lease is for a period of five years with an option for us to renew for an additional three years.

     ISE Labs maintains an approximately 194,000 square foot testing facility in Fremont, California, an approximately 35,000 square foot testing facility in Singapore, an approximately 20,000 square foot testing facility in Hong Kong and an approximately 13,000 square foot testing facility in Austin, Texas.

     For information on the aggregate capacity of our facilities in terms of the number of testers and bonders we operate, see "Item 4. Information on the Company -- Business Overview -- Equipment". The capacity utilization rates of the machinery and equipment installed at our production facilities typically depend on factors such as the volume and variety of different products tested or packaged using such machinery and equipment, the efficiency of our operations in terms of the loading and adjustment of machinery and equipment for the testing or packaging of different products, the complexity of the different products to be tested or packaged, the amount of time set aside for the maintenance and repair of the machinery and equipment, the experience and schedule of work shifts of operators, and others.

Item 5. Operating and Financial Review and Prospects.

OPERATING RESULTS AND TREND INFORMATION

Overview

     We provide our customers with a complete range of semiconductor testing services. These services are primary components of the semiconductor manufacturing process. Our services generally focus on complex, high-performance logic/mixed-signal semiconductors, such as system on a chip ("SOC"), and include front-end engineering testing, wafer probing and final testing. At our facilities in Malaysia, we also provide a broad range of leadframe and laminate-based semiconductor packaging services, including package types such as BGA, QFP and TQFP. For more information on our testing and packaging services, see "Item 4. Information on the Company -- Business Overview -- Principal Products and Services".

     Beginning in the fourth quarter of 2000 and continuing through 2001, we experienced a significant downturn in the semiconductor industry. During this downturn we saw a material decline in our business caused by a decline in average selling prices and a curtailment in overall business demand for our services. The decrease in our net revenues during 2001 was across each of the principal end-use applications for the products which we tested and packaged: communications, personal computer and consumer electronics products. Starting from 2002 and throughout 2003, we experienced a gradual improvement in our net revenues compared to 2001 as a result of a modest recovery in the semiconductor industry since the second quarter of 2002. This improvement was generally concentrated in the testing of more complex, high-performance semiconductors and the packaging of more advanced package types. As a result of the modest recovery in the semiconductor industry and a gradual upturn in the outsourcing trend in 2002 and 2003, our average selling prices for packaging and testing services stabilized in 2002 and 2003 as compared to the average selling price in 2001.

Net Revenues and Pricing

     We recorded net revenues of $298.5 million, $302.0 million and $391.9 million in 2001, 2002 and 2003, respectively. Our net revenues are primarily affected by the volume of units tested and packaged, the selling prices for these units and currency fluctuations. The volume of units tested and packaged has been primarily affected by upturns and slowdowns in the semiconductor industry. Our increase in net revenues from 2002 to 2003 was the result of the modest recovery in the semiconductor industry since the second quarter of 2002. Currency fluctuations affect our net revenues by increasing or decreasing the revenue we receive per unit when sales are translated into local currency.

     In 2001, 2002 and 2003, our packaging revenues accounted for 25.2%, 29.0% and 34.3% while testing revenues accounted for 74.8%, 71% and 65.7%, respectively, of our net revenues. In 2003, approximately 98% of our net testing revenues were derived from testing complex, high-performance logic/mixed-signal semiconductors, nearly the same percentage in 2002. In 2003, approximately 60% of our net packaging revenues were derived from packaging high pin-count semiconductors, as compared to approximately 57% in 2002. High pin-count semiconductor packages are package types with pin-counts of greater than 100 leads. We have expanded testing capabilities and a broad geographic presence in the United States, Taiwan, Malaysia and Singapore in close proximity to key centers for outsourced semiconductor manufacturing and semiconductor designing. In 2003, approximately 50% of our net revenues were derived from operations outside of Taiwan, as compared to approximately 54% in 2002.

     The semiconductor industry is characterized by a general trend towards declining prices for products and services of a given level of technology over time. During periods of intense competition and adverse conditions in the semiconductor industry, the pace of this decline in prices for our services may be more rapid than that experienced in other years. The average selling prices of our testing and packaging services have experienced sharp declines during such periods as a result of intense price competition from other independent testing and packaging companies that attempt to maintain high capacity utilization levels in the face of reduced demand. During the industry downturn commencing in the fourth quarter of 2000, we experienced a significant deterioration in average selling prices which resulted in our company incurring a net loss in 2001 and 2002. In 2003, we experienced a gradual improvement in our net income compared to 2002 as a result of a modest recovery in the semiconductor industry since the second quarter of 2002.

     Declines in selling prices have been partially offset over the last three years by a change in our revenue mix. In particular, we have been testing more complex, high-performance logic/mixed-signal semiconductors, which are used in communications, personal computer and consumer electronic products, and packaging higher pin-count package types. We plan to continue to develop and offer new technologies in testing and packaging services and expanding our capacity to achieve economies of scale, as well as improve production efficiencies for older technology, in order to mitigate the effects of declining prices on our profitability.

     We price our front-end engineering testing services principally on the basis of hourly test rates and the cost of engineering resources. We price our final testing services principally on the basis of the amount of time, measured in CPU seconds, taken by the automated testing equipment, including testers and handlers, to execute the test programs that are specific to the customer's products. The price per CPU second for each particular product is determined based on a number of factors, including: (1) the complexity of the product, (2) the number of functions tested, (3) the time required to test the product pursuant to the customer's specifications, (4) the current market landscape of each testing platform, (5) labor costs, (6) the ability of the machine to parallel-test, which involves testing multiple semiconductors simultaneously, and (7) the cost of testers used to perform the testing services. The testing of complex, high-performance semiconductors requires more complex equipment, the use of which is priced at significantly higher levels per CPU second than the use of equipment employed in the testing of less complex or lower-performance semiconductors.

Cost of Revenues

     Our operations are capital intensive and are characterized by relatively high fixed costs. High-end testers can cost several million dollars each. Testing equipment has become more expensive in recent years because the growing technological complexity of semiconductors has required increasingly complex testing services. Increases or decreases in capacity utilization rates can have a significant effect on gross profit margins, as the unit cost of testing services generally decreases as fixed charges, such as equipment depreciation expense, are allocated over a larger number of units. Depreciation and amortization are the principal components of our testing costs as testing requires minimal raw materials. In 2001, 2002 and 2003, our testing depreciation expense as a percentage of net testing revenues was approximately 52%, 57% and 43%, respectively.

     We begin depreciating our equipment when it is placed into service. There may be a time lag between when our equipment is placed into service and when it achieves high levels of utilization. In periods of depressed industry conditions such as 2001 and 2002, we may experience lower than expected demand from customers and a sharp decline in the average selling price of our testing services, resulting in an increase in depreciation expense relative to net revenues. In particular, the capacity utilization rates for our testing equipment are more severely affected during an industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, which typically maintain larger in-house testing capacity than in-house packaging capacity.

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

     As our testing operations require minimal raw materials, substantially all of our raw material costs are accounted for by our packaging operations. Raw material costs as a percentage of our packaging revenues were 46%, 46% and 32% in 2001, 2002 and 2003, respectively. We expect raw materials to become an increasingly important component of the cost of our packaging revenues. Our affiliate, ASE Material is expected to continue to provide ASE Inc. and us interconnect material in order to help ensure an adequate supply of raw materials at competitive prices and reduce production time.

Operating Expenses

     Our operating expenses are composed of selling, general and administrative expenses and research and development expenses. Selling, general and administrative expenses are primarily composed of salaries and bonuses to employees, goodwill amortization, depreciation and other amortization and sales service charges. For more information concerning goodwill amortization, see "-- Goodwill Amortization". Since selling, general and administrative expenses are stable over time, relative to other costs, selling, general and administrative expenses expressed as a percentage of net revenues will vary, in part, according to net revenues. If net revenues are increased, "economies of scale" are achieved in which selling, general and administrative expenses decrease as a percentage of net revenues. Research and development expenses include primarily salaries and bonuses of employees, factory supplies and depreciation expense. We have endeavored in recent years to expand our research and development capabilities, and, as a result, our research and development costs have increased.

Non-Operating Income and Expenses

     Our non-operating income and expenses are primarily composed of interest income and expenses, gain or loss on long-term investments, and foreign exchange gain or loss. Our interest income is primarily derived from fixed return deposits and investment funds. Our long-term investments include ASE Korea, ASE Chung Li and ASE Material. The year-end restatement of our foreign exchange assets and liabilities according to the prevailing exchange rate has a large impact on our foreign exchange gain or loss.

     Our gain on long-term investments in equity investees was $4.3 million in 2003 compared to a loss of $1.5 million and $7.3 million in 2002 and 2001, respectively. This was composed of the results of operations of ASE Chung Li and ASE Korea and the results of operations of ASE Material. We own a 27.6% and 30.0% interest in ASE Chung Li and ASE Korea, respectively. Therefore, we account for ASE Chung Li and ASE Korea as affiliates under the equity method and record their gains and losses to us as gain or loss on long-term investment. Although we only own 4.0% of ASE Material, ASE Inc. owns 57.4%; therefore, we account for ASE Material under the equity method, recording their gains and losses to us as gain or loss on long-term investment. ASE Chung Li and ASE Material are currently expected to be merged into ASE Inc. with ASE Inc. as the surviving corporation, subject to receipt of all necessary approvals and consents. See "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions".

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

ASE Chung Li and ASE Material's Pending Merger into ASE Inc.

     On October 28, 2003, ASE Inc. entered into a merger agreement with ASE Chung Li and ASE Material pursuant to which ASE Chung Li and ASE Material will be merged with and into ASE Inc., with ASE Inc. as the surviving corporation. The merger is to be consummated by means of a share exchange pursuant to which the respective shareholders (other than ASE Inc.) of ASE Chung Li and ASE Material will receive common shares of ASE Inc. in exchange for the common shares of each of ASE Chung Li and ASE Material. The planned share exchange pursuant to the merger agreement between ASE Inc. and entities under the control of ASE Inc. will be treated as a transaction between entities under common control, and all assets and liabilities exchanged will be transferred at their carrying amounts. In connection with our merger with ASE Material, ASE Inc. will issue 5,000,000 of its common shares to ASE Test Taiwan, one of our consolidated subsidiaries, 1,086,800 of its common shares to Hung Ching, our affiliate, and 47,139,409 of its common shares to employees and other shareholders (other than ASE Inc.) of ASE Material and a strategic investor. For more information on the pending merger, see "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions".

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

     Revenue Recognition. Revenues from semiconductor packaging services that we provide are recognized upon shipment. Revenues from testing services that we provide are recognized upon completion of the services. We do not take ownership of: (i) bare semiconductor wafers received from customers that we package into finished semiconductors, and (ii) packaged semiconductors received from customers that we test as to whether they meet performance specifications. The title and risk of loss remains with the customer for those bare semiconductors and/or packaged semiconductors. Accordingly, the cost of customer-supplied semiconductor materials is not included in our consolidated financial statements. Other criteria that we use to determine when to recognize revenue are: (i) persuasive evidence that the services provided exist, (ii) the selling price is fixed or determinable and (iii) collectibility is reasonably assured. These policies are consistent with provisions in the Staff Accounting Bulletin No. 101 issued by the SEC. We do not provide warranties to our customers except in cases of defects in the packaging services provided and deficiencies in testing services provided. An appropriate sales allowance is recognized in the period during which the sale is recognized, and is estimated based on historical experience.

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

     Inventories. Inventories are recorded at cost when acquired and stated at the lower of the first-in, first-out, weighted average cost or market value. Market value for finished goods and work in process is the net realized value. Market value for raw materials, supplies and spare parts is the replacement costs. An allowance for loss on decline in market value and obsolescence is provided based on the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. An additional inventory provision may be required if actual market conditions are less favorable than those projected.

     Allowances for Deferred Income Tax Assets. Tax benefits arising from deductible temporary differences, unused tax credits and net operating loss carry forwards are recognized as deferred tax assets. We record a valuation allowance to reduce our net deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2003, we had deferred tax assets for our net operating loss and foreign tax credit carryforwards of $5.5 million and $33.5 million, respectively, relating to which we have a valuation allowance of $3.0 million and $8.4 million, respectively. We have considered future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate and prudent and feasible tax planning strategies in determining the need for these valuation allowances. If we were to determine that we would not be able to realize a portion of our net deferred tax asset in the future for which there is currently no valuation allowance, an adjustment to the net deferred tax assets would be charged to earnings in the period such determination was made. Conversely, if we were to make a determination that it is more likely than not that the deferred tax assets for which there is currently a valuation allowance would be realized, the related valuation allowance would be reduced and a benefit to earnings would be recorded.

     Useful Lives of Properties. Our operations are capital intensive and we have significant investment in expensive testing and packaging equipment. Properties represented 61%, 57% and 58% of our total assets as of December 31, 2001, 2002 and 2003, respectively. We depreciate our properties based on our estimate of their economic useful lives to us based on our judgment, historical experience and the potential obsolescence of our existing equipment brought about by the introduction of more sophisticated testing and packaging technologies and processes. If we subsequently determine that the actual useful life of a property is shorter than what we had estimated, we will depreciate the remaining undepreciated value of that asset over its remaining economic useful life. This would result in increased depreciation expense and decreased net income during those periods. Similarly, if the actual lives of properties are longer than what we had estimated, we would have a smaller depreciation expense and higher net income in subsequent periods. As a result, if our estimations of the useful lives of our properties are not accurate, our net income in future periods would be affected.

     Realizability of Long-Term Assets. We are required to evaluate our equipment, goodwill and other long-lived assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge. We have adopted U.S. Statement of Financial Accounting Standards ("U.S. SFAS"), No. 144, "Accounting for the Impairment for Disposal of Long-Lived Assets", to account for the impairment of our long-lived assets under both ROC GAAP and U.S. GAAP. In accordance with U.S. SFAS No. 144, long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets against the net book value of the assets. If the recoverability test indicates that an impairment has occurred, the impairment loss is the amount of the asset's net book value in excess of the related fair value. In 2002, we took a $35.3 million impairment charge against some of our testing equipment to reflect the decline in economic value of the equipment.

     Goodwill. Under U.S. GAAP, goodwill recognized prior to June 30, 2001 is recognized as an asset and amortized over its estimated useful life. Goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The U.S. Financial Accounting Standards Board, or FASB, issued U.S. SFAS No. 142, "Goodwill and Other Intangible Assets". U.S. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under U.S. SFAS

No. 142, goodwill and intangibles are evaluated at least annually to determine if an impairment write-down is required. As of December 31, 2003, we had goodwill of $82.4 million primarily relating to our testing operations. We completed our transitional impairment test as of January 1, 2002 and an annual goodwill impairment test at December 31, 2002 and during the fourth quarter 2003 and found no impairment. However, if events and circumstances deteriorate in the future, the value of the goodwill could be impaired under U.S. GAAP.

     Stock Based Compensation. For U.S. GAAP reporting, we have elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", which measures compensation expense based on the difference, if any, between the market price of the underlying common shares and the exercise price of the stock option on the date of the grant. We are required under U.S. SFAS No. 123, "Accounting for Stock-based Compensation", to disclose the pro forma information regarding option grants to its employees computed as if the fair value method had been applied.

     In addition, ASE Inc. pays certain employee compensation amounts by means of stock or stock options on our behalf and does not require reimbursement. Under U.S. GAAP, such payments made by ASE Inc. directly to our employees and subsidiaries have been recorded as compensation expense, allocated to cost of revenues, research and development costs and selling, general and administrative expenses, as appropriate, and credited to capital surplus, consistent with the manner described above.

     Pension Plan. Our pension costs are calculated using various actuarial assumptions and methodologies as prescribed by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions". These assumptions include discount rates, inflation, rate of compensation increases, expected return on plan assets, mortality rates, and other factors. Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense and recorded obligation in such future periods. We believe that the assumptions utilized in recording the obligations under our plans are reasonable based on input from our outside actuaries and other advisers and information as to historical experience and performance. Differences in actual experience or changes in assumptions may affect our pension obligation and future expense.

     We operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time for resolution. Although management believes that adequate provision has been made for such issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on our earnings. Conversely, if these issues are resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings.

Results of Operations

     The following table sets forth, for the periods indicated, selected income statement items from our Consolidated Financial Statements.

                                                                                Year Ended December 31,
                                                                    ------------------------------------------------
                                                                        2001              2002              2003
                                                                    ------------    --------------    --------------
                                                                                     (in thousands)
Net revenues:
   Testing.......................................................   $    223,193    $      214,331    $      257,490
   Packaging.....................................................         75,273            87,631           134,440
                                                                    ------------    --------------    --------------
   Total net revenues............................................        298,466           301,962           391,930
Cost of revenues.................................................        265,271           280,573           322,542
                                                                    ------------    --------------    --------------
Gross profit.....................................................         33,195            21,389            69,388
                                                                    ------------    --------------    --------------
Operating expenses:
   Selling, general and administrative...........................         35,335            68,903            38,279
   Research and development......................................         14,397            18,342            19,833
   Goodwill amortization.........................................          7,530            10,105            10,105
                                                                    ------------    --------------    --------------
     Total operating expenses....................................         57,262            97,350            68,217
                                                                    ------------    --------------    --------------
Income (loss) from operations....................................        (24,067)          (75,961)            1,171
                                                                    ------------    --------------    --------------
Non-operating income (expense):
   Interest - net................................................        (13,783)          (14,396)          (12,623)
   Investment income (loss) under equity method - net............         (7,344)           (1,496)            4,259
   Loss on long-term investments in bonds........................           (345)               --                --
   Foreign exchange gain (loss) - net............................          2,382            (1,169)             (795)
   Other non-operating income....................................          1,393             1,511               684
                                                                    ------------    --------------    --------------

                                                                                Year Ended December 31,
                                                                    ------------------------------------------------
                                                                        2001              2002              2003
                                                                    ------------    --------------    --------------
                                                                                     (in thousands)
     Total non-operating expense - net...........................        (17,697)          (15,550)           (8,475)
                                                                    ------------    --------------    --------------
 Loss from continuing operations before income taxes and minority
  interest.......................................................        (41,764)          (91,511)           (7,304)
Income tax benefit (expense).....................................         (6,522)           10,243             5,992
                                                                    ------------    --------------    --------------
Loss from continuing operations..................................        (48,286)          (81,268)           (1,312)
Extraordinary loss...............................................             --                --            (2,203)
Minority interest in net loss (income) of subsidiaries...........          2,527                --                --
                                                                    ------------    --------------    --------------
Net loss (ROC GAAP)..............................................   $    (45,759)   $      (81,268)   $       (3,515)
                                                                    ============    ==============    ==============
Net loss (U.S. GAAP).............................................   $    (72,928)   $      (73,325)   $       (3,491)
                                                                    ============    ==============    ==============

     The following table sets forth, for the periods indicated, selected income statement items from our Consolidated Financial Statements as a percentage of net revenues.

                                                                                Year Ended December 31,
                                                                    ------------------------------------------------
                                                                        2001              2002              2003
                                                                    ------------    --------------    --------------

Net revenues...................................................            100.0%            100.0%            100.0%
   Testing......................................................            74.8              71.0              65.7
   Packaging....................................................            25.2              29.0              34.3
Cost of revenues................................................            88.9              92.9              82.3
Gross profit....................................................            11.1               7.1              17.7
Operating expenses:
   Selling, general and administrative..........................            11.9              22.8               9.7
   Research and development.....................................             4.8               6.1               5.1
   Goodwill amortization........................................             2.5               3.4               2.6
     Total operating expenses...................................            19.2              32.3              17.4
Income (loss) from operations...................................            (8.1)            (25.2)              0.3
Non-operating income (expense):
   Interest expense - net.......................................            (4.6)             (4.8)             (3.3)
   Investment income (loss) under equity method - net                       (2.5)             (0.5)              1.1
   Loss on long-term investments in bonds.......................            (0.1)             --                --
   Foreign exchange gain (loss) - net...........................             0.8              (0.4)             (0.2)
   Other non-operating income...................................             0.5               0.6               0.2
     Total non-operating expense - net..........................            (5.9)             (5.1)             (2.2)
Loss before income taxes and minority interest..................           (14.0)            (30.3)             (1.9)
Income tax benefit (expense)....................................            (2.2)              3.4               1.5
Loss from continuing operations.................................           (16.2)            (26.9)             (0.4)
Extraordinary loss..............................................            --                --                (0.5)

Minority interest in net income of subsidiaries.................             0.9              --                --
Net loss (ROC GAAP).............................................           (15.3)            (26.9)             (0.9)
Net loss (U.S. GAAP)............................................           (24.4)            (24.3)             (0.9)

     The following table sets forth, for the periods indicated, our consolidated net revenues, gross profit and gross margin.

                                                                                Year Ended December 31,
                                                                    ------------------------------------------------
                                                                        2001              2002              2003
                                                                    ------------    --------------    --------------
                                                                                    (in thousands)
Net revenues:
   Testing......................................................    $    223,193    $      214,331    $      257,490
   Packaging....................................................          75,273            87,631           134,440
                                                                    ------------    --------------    --------------
        Total ..................................................         298,466           301,962           391,930
                                                                    ============    ==============    ==============
   Gross profit:
   Testing......................................................          27,277            15,346            58,759
   Packaging....................................................           5,918             6,043            10,629
                                                                    ------------    --------------    --------------
        Total ..................................................          33,195            21,389            69,388
                                                                    ============    ==============    ==============

                                                                                Year Ended December 31,
                                                                    ------------------------------------------------
                                                                        2001              2002              2003
                                                                    ------------    --------------    --------------
   Gross margin:
   Testing......................................................            12.2%              7.2%             22.8%
   Packaging....................................................             7.9%              6.9%              7.9%
        Overall.................................................            11.1%              7.1%             17.7%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     Net Revenues. Our net revenues increased 29.8% to $391.9 million in 2003 from $302.0 million in 2002, primarily as a result of increased sales volumes, partially offset by decreased average selling prices. Our net testing revenues increased 20.1% to $257.5 million in 2003 from $214.3 million in 2002. Our net packaging revenues increased 53.4% to $134.4 million in 2003 from $87.6 million in 2002. In 2003, our net testing revenues accounted for 65.7% of our net revenues and our net packaging revenues accounted for 34.3% of our net revenues, compared to 71.0% and 29.0%, respectively, of our net revenues in 2002. The increase in testing revenues resulted primarily from an increase in testing volume, partially offset by a decrease in the averaging selling prices for testing services. The increase in packaging revenues resulted primarily from an increase in packaging volume, partially offset by a decrease in the averaging selling prices for packaging services. The increases in testing and packaging volume resulted primarily from the modest recovery in the semiconductor industry and the increase in outsourcing of the packaging and testing of semiconductor devices. The decrease in average selling prices reflects the general trend in the semiconductor industry of declining prices for each input/output lead on a semiconductor device. This decrease was partially offset by a change in the revenue mix as a result of devices with higher numbers of leads per device accounting for a greater portion of our packaging volume, and more complicated semiconductor devices accounting for a greater portion of our testing volume.

     Gross Profit. Our gross profit increased 224.4% to $69.4 million in 2003 from $21.4 million in 2002 and our gross margin increased to 17.7% in 2003 from 7.1% in 2002. This increase was primarily a result of an increase in net revenues and, to a lesser extent, a result of a decrease in depreciation expense, which was partially offset by increases in the cost of wafers, testing and materials and factory supplies. Our gross margin for testing increased to 22.8% in 2003 from 7.2% in 2002 primarily as a result of an increase in our net testing revenues while the cost of goods sold for testing services remained stable. Our gross margin for packaging increased to 7.9% in 2003 from 6.9% in 2002 primarily as a result of an increase in our net packaging revenues and a decrease in raw materials cost, partially offset by an increase in the cost of wafers, testing and materials, each as a percentage of net packaging revenues. We incurred costs for wafers, testing and materials of $36.1 million in 2003 compared to no such cost in 2002, which was due primarily to an increase in components for use in SIP packaging products. Raw material costs increased 6.6% to $43.5 million in 2003 from $40.8 million in 2002. As a percentage of net revenues, raw material costs decreased to 11.1% in 2003 from 13.5% in 2002. This decrease was due primarily to the increase of SIP packaging products, the components of which were recorded as the cost of wafers, testing and materials.

     Operating Income and Loss. We recorded an operating profit of $1.2 million in 2003 compared to an operating loss of $76.0 million in 2002. Operating margin increased to 0.3% in 2003 from negative 25.2% in 2002, primarily as a result of higher gross margin in 2003 and an impairment of long-lived assets of $35.3 million in 2002 booked under selling, general and administrative expenses. Selling, general and administrative expenses, including goodwill amortization, decreased 38.8% to $48.4 million in 2003 from $79.0 million in 2002. The decrease was primarily due to the impairment of long-lived assets of $35.3 million in 2002 as compared to no such charge in 2003. As a percentage of net revenues, selling, general and administrative expenses, including goodwill amortization, decreased to 12.3% in 2003 from 26.2% in 2002. Research and development expenses increased 8.1% to $19.8 million in 2003 from $18.3 million in 2002. As a percentage of net revenues, research and development expenses decreased to 5.1% in 2003 from 6.1% in 2002. The increase in research and development expenses was primarily due to increased expenditures on factory supplies and, to a lesser extent, increased compensation expenses for skilled workers.

     Net Non-Operating Income and Expense. Net non-operating expense decreased 45.5% to $8.5 million in 2003 from $15.6 million in 2002, primarily as a result of decreases in loss from equity investees and interest expenses. We had a gain on investment in our equity investees of $4.3 million in 2003 compared to a loss of $1.5 million in 2002, primarily as a result of increased net income of our affiliates, ASE Korea and ASE Chung Li. We incurred a net foreign exchange loss of $0.8 million in 2003 as compared to a net foreign exchange loss of $1.2 million in 2002, primarily as a result of a decrease in the value of U.S. dollars relative to NT dollars. The net interest expenses decreased to $12.6 million in 2003 from $14.4 million in 2002, primarily as a result of the decrease in the outstanding amount of our bonds due for redemption.

     In August 2003, our finance subsidiary, ASE Test Finance Limited, redeemed and cancelled the total outstanding convertible notes issued in June 1999 with payments of approximately $209.0 million, which resulted in an extraordinary loss of $2.2 million.

     Net Income and Loss. As a result of the foregoing, we recorded a net loss of $3.5 million in 2003 compared to $81.3 million in 2002.

     We recorded a U.S. GAAP adjusted net loss of $3.5 million in 2003 compared to a net loss of $73.3 million in 2002. The U.S. GAAP adjustment in 2003 is primarily a result of an upward adjustment in goodwill amortization of $10.1 million, a downward adjustment of $3.9 million for our bonus to employees, directors, supervisors and stock and cash compensation from ASE Inc. and a downward adjustment of $6.1 million related to value of ASE Inc. stock options granted to ASE Test employees.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Net Revenues. Our net revenues increased 1.2% to $302.0 million in 2002 from $298.5 million in 2001, primarily as a result of increased sales volumes, partially offset by decreased average selling prices. Our net testing revenues decreased 4.0% to $214.3 million in 2002 from $223.2 million in 2001. Our net packaging revenues increased 16.4% to $87.6 from $75.3 million in 2001. In 2002, our net testing revenues accounted for 71.0% of our net revenues and our net packaging revenues accounted for 29.0% of our net revenues, compared to 74.8% and 25.2%, respectively, of our net revenues in 2001. The decrease in testing revenues resulted primarily from a decrease in the averaging selling prices for testing services, partially offset by an increase in testing volume. The increase in packaging revenues resulted primarily from an increase in packaging volume, partially offset by a decrease in the averaging selling prices for packaging services. The increases in testing and packaging volume resulted primarily from the modest recovery in the semiconductor industry and the increase in outsourcing of the packaging and testing of semiconductor devices. The decrease in average realized selling prices reflects the general trend in the semiconductor industry of declining prices for each input/output lead on a semiconductor device. This decrease was partially offset by a change in the revenue mix as a result of devices with higher numbers of leads per device accounting for a greater portion of the packaging volume, and as we tested more complicated semiconductor devices.

     Gross Profit. Our gross profit decreased 35.6% to $21.4 million in 2002 from $33.2 million in 2001 and our gross margin decreased to 7.1% in 2002 from 11.1% in 2001. This decrease was primarily a result of increases in depreciation and raw materials costs. Our gross margin for testing decreased to 7.2% in 2002 from 12.2% in 2001 primarily as a result of an increase in depreciation expense as a percentage of our net testing revenues. Our gross margin for packaging decreased to 6.9% in 2002 from 7.9% in 2001 primarily as a result of increases in raw material and factory supplies, partially offset by a decrease in depreciation expense, all as a percentage of our net packaging revenue. Depreciation expense increased 4.0% to $135.3 million in 2002 from $130.1 million in 2001, primarily because new equipment was placed in service in 2001 and 2000. Depreciation expense as a percentage of net revenues increased to 44.8% in 2002 from 43.6% in 2001. Raw materials costs increased 18.7% to $40.8 million in 2002 from $34.3 million in 2001 primarily as a result of increased sales. As a percent of net revenues, raw materials costs increased to 13.5% in 2002 from 11.5% in 2001.

     Operating Income and Loss. We incurred an operating loss of $76.0 million in 2002 compared to an operating loss of $24.1 million in 2001. Operating margin declined to negative 25.2% in 2002 from negative 8.1% in 2001, primarily as a result of an impairment of long-lived assets of $35.3 million booked under selling, general and administrative expenses, lower gross margin, as well as increased selling, generally and administrative expenses, and increased research and development expenses, each expressed as a percentage of net revenues. Selling, general and administrative expenses, including goodwill amortization, increased 84.3% to $79.0 million in 2002 from $42.9 million in 2001. The increase was primarily due to an impairment charge of $35.3 million of long-lived assets booked under general and administrative expenses in 2002 compared to nil in 2001 and increased goodwill amortization. We took this impairment charge against some of our testing equipment in 2002 to reflect the decline in economic value of the equipment. Goodwill amortization increased 34.2% to $10.1 million in 2002 from $7.5 million in 2001 due primarily to our purchase of additional shares of ISE Labs. As a percentage of net revenues, selling, general and administrative expenses, including goodwill amortization, increased to 26.2% in 2002 from

14.4% in 2001. Research and development expenses increased 27.4% to $18.3 million in 2002 from $14.4 million in 2001. As a percentage of net revenues, research and development expenses increased to 6.1% in 2002 from 4.8% in 2001. The increase was primarily due to increased depreciation of equipment dedicated to research and development uses, increased expenditures on factory supplies and an increase in the numbers of employees employed for research and development.

     Net Non-Operating Income and Expense. Net non-operating expense decreased 12.1% to $15.6 million in 2002 from $17.7 million in 2001, primarily as a result of a decrease in loss from equity investees, partially offset by a decrease in net foreign exchange gain. We had a loss from equity investees of $1.5 million in 2002 as compared to a loss from equity investees of $7.3 million in 2001, primarily as a result of decreased net loss of our affiliate, ASE Korea, and increased net income of our affiliate, ASE Chung Li. We incurred a net foreign exchange loss of $1.2 million in 2002 as compared to a net foreign exchange gain of $2.4 million in 2001, primarily as a result of the depreciation of the NT dollar, which had a negative impact on our U.S. dollar denominated and Japanese yen denominated liabilities.

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

                                                          Quarter Ended
                             ------------------------------------------------------------------------------
                             Mar. 31,  Jun. 30,  Sep. 30,  Dec. 31,  Mar. 31,  Jun. 30,  Sep. 30,  Dec. 31,
                               2002      2002      2002      2002      2003      2003      2003      2003
                             --------  --------  --------  --------  --------  --------  --------  --------
                                                              (unaudited)
                                                             (in thousands)
Net revenues:
   Testing.................. $ 49,467  $ 52,194  $ 56,925  $ 55,745  $ 51,455  $ 57,745  $ 67,943  $ 80,347
   Packaging................   19,503    25,508    23,198    19,422    19,762    33,956    35,143    45,579
                             --------  --------  --------  --------  --------  --------  --------  --------
   Total net revenues.......   68,970    77,702    80,123    75,167    71,217    91,701   103,086   125,926
Cost of revenues............   66,273    70,861    73,721    69,718    64,390    77,106    83,339    97,707
                             --------  --------  --------  --------  --------  --------  --------  --------

Gross profit................    2,697     6,841     6,402     5,449     6,827    14,595    19,747    28,219

Operating expenses:
   Selling, general and
     administrative.........    8,576     7,849     8,609    43,869     8,742     9,013    10,168    10,356
   Research and
     development............    3,964     4,818     5,057     4,503     4,677     4,541     4,693     5,922
   Goodwill amortization....    2,526     2,526     2,526     2,527     2,527     2,526     2,526     2,526
                             --------  --------  --------  --------  --------  --------  --------  --------
Total operating expenses....   15,066    15,193    16,192    50,899    15,946    16,080    17,387    18,804
Income (loss) from
     operations.............  (12,369)   (8,352)   (9,790)  (45,450)   (9,119)   (1,485)    2,360     9,415
Non-operating income
     (expense)..............   (5,964)   (3,719)   (3,917)   (1,950)   (5,935)   (3,469)   (1,610)    2,539

Income (loss) from
   continuing operations
   before income taxes
   and minority interest....  (18,333)  (12,071)  (13,707)  (47,400)  (15,054)   (4,954)      750    11,954
Income tax benefit
     (expense)..............    3,281     2,371     2,828     1,763       565     2,005     2,148     1,274
Income (loss) from
     continuing operations.. $(15,052) $ (9,700) $(10,879) $(45,637) $(14,489) $ (2,949) $  2,898  $ 13,228

                                                          Quarter Ended
                             ------------------------------------------------------------------------------
                             Mar. 31,  Jun. 30,  Sep. 30,  Dec. 31,  Mar. 31,  Jun. 30,  Sep. 30,  Dec. 31,
                               2002      2002      2002      2002      2003      2003      2003      2003
                             --------  --------  --------  --------  --------  --------  --------  --------
                                                              (unaudited)
                                                             (in thousands)

Extraordinary loss..........       --        --        --        --        --        --    (2,203)       --
                             --------  --------  --------  --------  --------  --------  --------  --------
Net income (loss)
     (ROC GAAP)............. $(15,052) $ (9,700) $(10,879) $(45,637) $(14,489) $ (2,949) $    695  $ 13,228
                             ========  ========  ========  ========  ========  ========  ========  ========
Net income (loss)
     (U.S. GAAP)............ $(13,882) $ (8,433) $ (7,998) $(43,012) $(12,633) $ (1,301) $  2,133  $  8,310

Net revenues (ROC GAAP):
   Testing...................    71.7%     67.2%     71.0%     74.2%     72.3%     63.0%     65.9%     63.8%
   Packaging.................    28.3%     32.8%     29.0%     25.8%     27.7%     37.0%     34.1%     36.2%

Gross margin.................     3.9%      8.8%      8.0%      7.2%      9.6%     15.9%     19.2%     22.4%
Operating margin.............  (17.9)%   (10.7)%   (12.2)%   (60.5)%    (12.8)%   (1.6)%      2.3%      7.5%

Net income margin:
   ROC GAAP......................(21.8)% (12.5)%   (13.6)%   (60.7)%    (20.3)%   (3.2)%      0.7%     10.5%
   U.S. GAAP.....................(20.1)% (10.9)%   (10.0)%   (57.2)%    (17.7)%   (1.4)%      2.1%      6.6%

     Our results of operations have been adversely affected by the global semiconductor industry downturn which commenced in the fourth quarter of 2000 and continued through the fourth quarter of 2001. In 2002 and 2003, we experienced a gradual improvement in our net revenues as a result of a modest recovery in the semiconductor industry and a gradual upturn in the outsourcing trend. To a lesser extent, our results of operations have also been affected by seasonality. Our first quarter net revenues have historically shown smaller sequential increases over the preceding fourth quarter, compared to other quarters of the year, primarily due to the combined effects of holidays in the United States, Taiwan and Malaysia. Moreover, the increase or decrease in net revenues of a particular quarter as compared with the immediately preceding quarter varies significantly. See "Item 3. Key Information -- Risk Factors -- Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment."

Exchange Rate Fluctuations

     Currently, our net revenues from testing and packaging services are generally denominated in U.S. dollars and NT dollars, while the costs of revenues and operating expenses associated with testing and packaging services are generally incurred in U.S. dollars, NT dollars and Malaysian ringgit, as well as, to a lesser extent, Japanese yen, Singapore dollars and Hong Kong dollars. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing equipment, has been, and is expected to continue to be, denominated in U.S. dollars with the remainder in Japanese yen and other currencies. Fluctuations in exchange rates, primarily among the U.S. dollar, the Japanese yen, the NT dollar and the Malaysian ringgit, will affect our costs and operating margins and could result in exchange losses. From time to time, we have engaged in, and may continue to engage in, hedging of foreign currency exposure through U.S. dollar borrowings and forward exchange rate contracts in an effort to mitigate the impact of exchange rate fluctuations. Despite these hedging and mitigating techniques, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recorded a net foreign exchange gain of $2.4 million in 2001 and we incurred a net foreign exchange loss of $1.2 million and $0.8 million in 2002 and 2003, respectively. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk--Foreign Currency Exchange Rate Risk".

Taxation

     Based on our status as a company which is engaged in certain designated businesses in Taiwan, ASE Test Taiwan was granted exemptions from ROC income taxes for a period of five years at the initial stage of its operations and for periods of five years following subsequent capital increases with respect to income attributable to such increases. Following our rights offering in September 1998, ASE Test Taiwan applied for a five-year exemption under the ROC Statute for Upgrading of Industries. In October 1998, a favorable interpretation of the ROC Statute for Upgrading Industries was announced by the ROC Ministry of Finance that provided a formula for calculating tax-exempt income under the statute. According to this formula, 100% of revenue increase is regarded as revenue attributable to the capital increase.

     ASE Test Taiwan will also benefit in future years from other tax incentives generally available to companies in the ROC, including tax credits ranging from between 5% and 13% of the amount spent on qualifying machinery and equipment, and at the maximum rate of 30% (25% prior to February 2002) for qualifying research and development costs and employee training expenses. As of December 31, 2003, we had net deferred income tax assets, after valuation allowance, of $21.9 million, which consisted of tax credits arising from investments in machinery and equipment and research and development expenditures of ASE Test Taiwan. The tax credits of ASE Test Taiwan generally expire five years following their respective grants, and are available to reduce 50% of its income taxes payable in the first four years and 100% of such taxes payable in the fifth year. The net non-current deferred income tax assets of ASE Test Taiwan are expected to be realized by 2004. We incurred a net tax benefit (expense) of $6.0 million, $10.2 million and $(6.5) million in 2003, 2002 and 2001, respectively. See Note 16 of the Notes to Consolidated Financial Statements.

     ASE Test Malaysia was granted pioneer status for the "production of semiconductor devices". Its adjusted income (before deduction of capital allowances) derived from the pioneer activities was fully exempted from taxation for a period of five years from July 1, 1999 to June 30, 1999. As the business consists of pioneer and non-pioneer activities (i.e., the letting of properties), the income derived from the non-pioneer activity is subject to income tax. Losses accumulated before the commencement of this period (prior to July 1, 1994) of RM5.4 million may be used to offset taxable income in the post-pioneer period (after June 30, 1999). However, since ASE Test Malaysia was granted a second round of pioneer status (beginning after June 30, 1999, as described below), these losses will be carried forward and used to offset taxable income after the second round pioneer period.

     ASE Test Malaysia was granted pioneer incentive on the basis of high technology for the "design and production of semiconductor devices" business. Its statutory income derived from the pioneer activities will be fully exempted from tax for a period of five years from July 1, 1999 to June 30, 2004 and the capital allowance is to be claimed accordingly. The income derived from the non-pioneer activity (i.e., the letting of properties) is subject to income tax. Under Section 18(7) of the Malaysian Promotion of Investment Act, 1986, unabsorbed capital allowances accumulated during this period cannot be carried forward to the post-pioneer period.

     With the 2003 budget proposal of Malaysia, which allows a pioneer company, which intends to undertake reinvestment before the expiry of its pioneer status, the option to surrender its pioneer certificate to qualify for a more beneficial incentive (i.e., a reinvestment allowance), ASE Test Malaysia has applied for the cancellation of pioneer certificate to be effective from September 21, 2002, the date of announcement of this proposal. ASE Test Malaysia's application has been approved by the Malaysian Industrial Development Authority but the effective date has been fixed at January 1, 2003. ASE Test Malaysia has appealed for the effective date to be backdated September 21, 2002 and is awaiting the approval from the relevant authorities.

     With facilities located in special export zones such as the Nantze Export Processing Zone in Kaohsiung, Taiwan and the Bayan Lepas Free Trade Zone in Penang, Malaysia, we and some of our subsidiaries enjoy exemptions from various import duties and commodity taxes on imported machinery, equipment, raw materials and components. Goods produced by companies located in such zones and exported or sold to others within the zones are exempt from otherwise applicable commodity or business taxes in Taiwan and customs duties and sales taxes in Malaysia.

     We are a holding company, and our only significant assets are our ownership interests in ASE Test Taiwan, ASE Test Malaysia and ISE Labs, as well as our 27.6% and 30.0% interest in ASE Chung Li and ASE Korea, respectively. Accordingly, our only internal sources of cash flow are primarily our share of the dividends, if any, paid by ASE Test Taiwan, ASE Test Malaysia and ISE Labs.

   Dividends from ASE Test Taiwan

     Under existing ROC law, dividends declared by ASE Test Taiwan out of retained earnings and distributed to us are subject to ROC withholding tax, currently at the rate of 20% for non-ROC investors, such as us, holding a Foreign Investment Approval granted by the ROC Ministry of Economic Affairs, on the amount of any cash dividends or on the par value of any stock dividends. In the case of deferred-tax stock dividends distributed before January 2000, such withholding tax need not be paid by us until the time at which the shares of common stock distributed by ASE Test Taiwan as stock dividends are sold by us. Nevertheless, the law of deferral of income tax on stock dividend was revoked on January 2000. As a result, dividends distributed after January 2000 are not entitled to tax deferral benefits. Except in limited circumstances, under the ROC Company Law, ASE Test Taiwan is not permitted to distribute dividends or make other distributions to shareholders in respect of any year in which it did not record net income.

     The ROC Company Law also requires that 10% of annual net income as determined under ROC GAAP (less previous years' losses) be set aside as a legal reserve until the accumulated legal reserve equals the paid-in capital of ASE Test Taiwan. In addition, the articles of incorporation of ASE Test Taiwan require that before a dividend is paid out of the annual net income of ASE Test Taiwan, up to 2% of its annual net income as determined under ROC GAAP (less previous years' losses) should be paid to the directors and supervisors of ASE Test Taiwan as remuneration and 3% to 7% (both inclusive) of its annual net income as determined under ROC GAAP should be paid to the employees of ASE Test Taiwan as bonuses. The remaining balance shall be allocated as dividends on a pro rata basis pursuant to a resolution of the board of directors, approved by the shareholders, except that certain amounts of the balance may be reserved at the discretion of the board of directors of ASE Test Taiwan. See Note 11 of the Notes to Consolidated Financial Statements. ASE Test Taiwan does not plan to distribute any cash dividend with respect to the results of 2003.

   Dividends from ASE Test Malaysia

     Section 108 Credit under the Malaysian Income Tax Act. ASE Test Malaysia is owned by our wholly owned subsidiary, ASE Holdings (Singapore) Pte Ltd., also referred to as ASE Holdings Singapore. Under existing Malaysian law, dividends declared and paid by ASE Test Malaysia are not subject to withholding tax. Under Malaysia's taxation system, the tax paid by a Malaysian company at the normal corporate tax rate is deemed paid by its shareholders. Thus, the shareholders receive dividends net of the tax paid by a Malaysian company. Dividends, either in cash or in any other form, received by either a resident or a non-resident of Malaysia are not subject to withholding tax. A corporate shareholder of a Malaysian company is taxed on the gross amount of dividends (namely, the cash amount of the dividend plus an amount of tax credit equal to the gross amount of dividends multiplied by the corporate income tax rate at the dividend payment date), and the tax paid by the Malaysian company effectively becomes available to its shareholders as a tax credit to offset their Malaysia income tax liability on the gross amount of dividends received. Therefore, no further Malaysia income tax will be imposed on the net dividends received by the shareholders of the Malaysian company.

     Exempt Income Account - S.22(1) Promotion of Investments Act 1986 (Pioneer Income) and Section 12 Malaysian Income Tax (Amendment) Act. The dividends paid out of these exempt income accounts is exempted from income tax on Malaysia in the hands of shareholders. Income tax will not be deducted from these dividends.

   Dividends from ISE Labs

     ISE Labs, as a California corporation, is subject to U.S. federal income tax on its worldwide income. Under U.S. federal income tax law, dividends received by us from ISE Labs are subject to withholding tax at the rate of 30.0%. ISE Labs is owned by our wholly owned subsidiary, ASE Test Holdings, Ltd., a Cayman Islands holding company, also called ASE Test Cayman Islands.

Inflation

     We do not believe that inflation in Taiwan has had a material impact on our results of operations.

U.S. GAAP Reconciliation

     We have historically prepared our financial statements in accordance with U.S. GAAP. Commencing January 1, 1999, we began preparing our financial statements in accordance with ROC GAAP with a U.S. GAAP reconciliation in order to be consistent with the preparation of the financial statements of ASE Inc., our parent company. ROC GAAP differs in certain material respects from U.S. GAAP. The following table sets forth a comparison of our net income and shareholders' equity in accordance with ROC GAAP and U.S. GAAP for the periods indicated.

                                    Year Ended December 31,
                                 ----------------------------
                                 2001        2002        2003
                                 ----        ----        ----
                                        (in millions)
Net income:
    ROC GAAP..................  $(45.8)     $(81.3)     $(3.5)
    U.S. GAAP.................   (72.9)      (73.3)      (3.5)
Shareholders' equity:
    ROC GAAP..................  $597.5      $538.9     $546.0
    U.S. GAAP.................   596.2       547.7      562.5

     Note 23 of the Notes to Consolidated Financial Statements provides a description of the principal differences between ROC GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of select items, including net income and shareholders' equity. Differences between ROC GAAP and U.S. GAAP which have a material effect on our net income as reported under ROC GAAP relate to impairment of goodwill and compensation expense pertaining to bonuses to employees, directors and supervisors.

     Effective January 1, 2002, we adopted U.S. SFAS No. 142, "Goodwill and other Intangible Assets", which requires that goodwill no longer be amortized, and instead, be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. In conjunction with the implementation of U.S. SFAS No. 142, we completed a goodwill impairment review as of January 1, 2002 using a fair value based approach in accordance with the provision of the standard and found no impairment. SFAS No.142 also requires companies to discontinue amortizing goodwill and other intangible assets with indefinite lives beginning January 1, 2002. These provisions resulted in a decrease in amortization expense of approximately $10.1 million for 2002 and 2003 which continues to be recorded for ROC GAAP purposes. We completed our annual goodwill impairment test at December 31, 2002 and 2003 and found no impairment at either date.

     According to ROC regulations and the articles of incorporation of ASE Inc. and ASE Test Taiwan, a portion of each company's distributable earnings should be set aside as bonuses to employees, directors and supervisors. Bonuses to directors and supervisors are always paid in cash. However, bonuses to employees may be granted in cash or stock or both. All of these appropriations, including stock bonuses which are valued at par value of NT$10, are charged against retained earnings under ROC GAAP after such appropriations are formally approved by the shareholders in the following year. Under U.S. GAAP, such bonuses are charged against income currently in the year earned. Shares issued as part of these bonuses are recorded at fair market value. Since the amount and form of such bonuses are not usually determinable until the shareholders meeting in the subsequent year, the total amount of the aforementioned bonuses is initially accrued based on management's estimate regarding the amount to be paid in accordance with a company's articles of incorporation. Any difference between the initially accrued amount and the fair market value of the bonuses upon the issuance of shares is recognized in the year of approval by shareholders.

     ASE Inc. pays the bonuses on behalf of us and does not require reimbursement. Under U.S. GAAP, bonus payments made by ASE Inc. directly to ASE Test Taiwan's employees have been recorded as compensation expense, allocated to cost of revenues, research and development costs and selling, general and administrative expenses, as appropriate, and credited to capital surplus, consistent with the manner described above.

     In May 2001, our directors exercised certain stock options for 2,480,000 shares at $3.5 per share under the 1996 stock option plan. ASE Inc. was concerned about potential dilution caused by the sales of these shares into the marketplace and decided, based on a resolution of its board of directors, to purchase these shares from the directors at the approximate market price of $14.27 per share on the day the options were exercised. Under ROC GAAP, such a share purchase is accounted for as additional investment in our shares by ASE Inc. However, under U.S. GAAP, when shares are purchased from employees within six months after the exercise of vested options, the compensation expense shall be measured as the difference between the market price of the shares on the date of purchase and the market price on the date the options were issued. Consequently, the difference amounting to $26,710,000 arising from such share purchase by ASE Inc. was recorded by us as compensation expenses and credited to capital surplus. See Note 23 of the Notes to Consolidated Financial Statements.

Recent U.S. GAAP Accounting Pronouncements

     We are required by SEC Staff Accounting Bulletin No. 74 to disclose the impact that recently issued accounting standards will have on our financial statements when adopted in a future period, as well as to make certain disclosure about recently issued accounting standards.

     In June 2001, the Financial Accounting Standard's Board (the "FASB") issued U.S. SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement requires, among other provisions, retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long-lived asset. The capitalized element is required to be expensed using a systematic and rational method over its useful life. We adopted U.S. SFAS No. 143 on January 1, 2003, which did not have a material impact on our financial results.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. SFAS No. 146 replaces the previous accounting guidance provided by the Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including "Certain Costs Incurred in a Restructuring"). SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002 and adoption of this statement did not have a material impact on our financial position, results of operations or cash flows.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statement of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares those that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embody obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer s shares (excluding certain financial instruments indexed partly to the issuer s equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on our financial position, cash flows or results of operations.

     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") . This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002 and have been adopted in the financial statements. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of the recognition and initial measurement requirements of FIN 45 did not have a material impact on our financial position, cash flows or results of operations.

     In November 2002, the FASB Emerging Issues Task Force (the "EITF") reached a consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables, related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. This method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this consensus did not have a material impact on our financial position, cash flows or results of operations.

     In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial

Statements" and provides guidance on the identification of entities for which control is achieved through means other than voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003 the FASB issued Interpretation No. 46R, "Consolidation of Variable Interest Entities, -- an Interpretation of ARB No. 51" ("FIN 46R"), which defers the implementation date to the end of the first reporting period after March 15, 2004 unless we have a special purpose entity in which case the provisions must be applied for fiscal years ending December 31, 2003. We do not have a special purpose entity therefore they will adopt the provisions in December 2004.

LIQUIDITY AND CAPITAL RESOURCES

     We have historically met a significant portion of our cash requirements from cash generated from operations. In addition, we have generated cash from the exercise of stock options granted under our various share option plans. From time to time, we have incurred short-term and long-term indebtedness, including operating lease obligations. Our primary uses of cash have been to fund capital expenditures related to the expansion of our facilities and operations and for working capital requirements. If adequate funds are not available on satisfactory terms, we may be forced to curtail our expansion plans. Moreover, our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our testing and packaging services, which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the prices of our services caused by a downturn in the semiconductor industry. "See Item 3. Key Information -- Risk Factors -- Our operating results are subject to significant fluctuations, which would adversely affect the market value of your investment". The average selling prices of our testing and packaging services are likely to be subject to further downward pressure in the future. To the extent we do not generate sufficient cash flow from our operations to meet our cash requirements, we will have to rely on external financing. We have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our working capital or capacity expansion. Our net cash generated from operations (after working capital requirements) was $134.7 million in 2003, $103.9 million in 2002 and $147.0 million in 2001. Our cash and cash equivalents are primarily held in U.S. dollars.

     Net cash provided by operating activities amounted to $134.7 million for 2003, partly as a result of adjusting of non-cash depreciation and amortization of $142.4 million. Net cash provided by operating activities amounted to $103.9 million for 2002, partly as a result of adjusting for non-cash depreciation and amortization of $154.3 million. The increase in net cash generated by operating activities was primarily a result of a net loss of $3.5 million in 2003, compared to a net loss of $81.3 million in 2002. Depreciation and amortization decreased in 2003 compared to 2002 due primarily to the impairment charge against some of our testing equipment in 2002, in respect of which no depreciation and amortization was recorded in 2003. Our net cash provided by operating activities amounted to $147.0 million for 2001, partly as a result of adjusting for non-cash depreciation and amortization of $144.9 million. The decline in net cash generated by operating activities was primarily a result of a net loss of $81.3 million in 2002, compared to a net loss of $45.8 million in 2001. Depreciation and amortization increased in 2002 compared to 2001 primarily due to an increase in capital expenditures in 2002.

     Net cash used in investing activities increased to $156.6 million in 2003 from $131.5 million in 2002. This increase reflected increases in acquisitions of properties and short-term investments, partially offset by a decrease in purchase of ISE Labs shares. Net cash used in investing activities decreased to $131.5 million in 2002 from $183.5 million in 2001. This decrease reflected a decrease in acquisitions of long-term investments in shares of stock and short-term investments, which was partially offset by the purchase of shares of ISE Labs.

     Net cash used in financing activities in 2003 amounted to $24.0 million. This amount primarily reflected early redemption of convertible notes of $209.0 million, partially offset by an increase in long-term debt to $226.6 million. Net cash provided by financing activities in 2002 amounted to $38.7 million. This amount primarily reflected proceeds from long-term debt of $41.9 million, short-term debt of $34.1 million and the issuance of ordinary shares for $21.0 million, partially offset by repayment of long-term debt of $58.2 million. Net cash used in financing activities in 2001 amounted to $13.6 million. This amount primarily reflected repayments of long-term debt of $26.4 million, partially offset by proceeds from issuance of ordinary shares of $20.0 million.

     We incurred capital expenditures of $171.3 million in 2003, $126.0 million in 2002 and $104.2 million in 2001. These expenditures were incurred primarily for the acquisition of new testing and packaging equipment and the expansion of existing facilities. As of December 31, 2003, we had commitments of $126.7 million for capital expenditures. We have projected capital expenditures in 2004 of approximately $250 million, primarily in connection with the acquisition of additional testing and packaging equipment and facility improvement. However, the actual amount of capital expenditures may vary from those budgeted for a variety of reasons, including changes in market conditions, unavailability or changes in scheduled delivery of specific equipment, changes in interest rates and other factors. In addition, we expect to continue to expand capacity in future periods. We expect to finance these expenditures from cash flow from operations and, when necessary, through debt or equity financing.

     As of December 31, 2003, our primary source of liquidity was $70.9 million of cash and cash equivalents and $6.0 million of short-term investments. Our short-term investments primarily consisted of investments in fixed income mutual funds. As of December 31, 2003, we had total availability under existing short-term lines of credit of approximately $70 million, of which we had borrowed $35.6 million. The interest rate for borrowings under these facilities ranged from 1.05% to 2.14% per year as of December 31, 2003, as compared to 1.78% to 2.57% per year as of December 31, 2002. All of our short-term loans are revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent. We believe that our existing credit lines under our short-term loan facilities, together with cash generated from our operations, are sufficient to finance our working capital needs for the next 12 months. As of December 31, 2003, we had working capital of $32.8 million.

     Our long-term liabilities consist primarily of bank loans. As of December 31, 2003, we had outstanding long-term debt, less current portion, of $248.0 million. Our long-term bank loans carried variable interest rates which ranged between 1.89% and 7.92% per year as of December 31, 2003, as compared to 2.86% and 7.92% per year as of December 31, 2002. We have pledged a substantial portion of our assets, with a carrying value of $62.4 million as of December 31, 2003, to secure our obligations under our short-term and long-term facilities. As of December 31, 2002, we had pledged assets with a carrying value of $140.0 million.

     In June 1999, our wholly-owned subsidiary, ASE Test Finance Limited, issued $160.0 million in aggregate principal amount of 1% guaranteed convertible notes due 2004 to fund the acquisition of ISE Labs and ASE Korea. These notes are convertible at the option of the holders from December 29, 1999 through July 1, 2004. In 2000, $0.11 million in aggregate principal amount of the convertible notes were converted into our shares. No conversions were made in 2001 and 2002. In August 2003, ASE Test Finance Limited redeemed and cancelled the total outstanding convertible notes issued in June 1999 with payments of approximately $209.0 million, which resulted in an extraordinary loss of $2.2 million.

     ASE Test Finance Limited financed the redemption and cancellation of the convertible notes through a syndicated credit facility and a loan from J&R Holding Limited, a subsidiary of ASE Inc. that holds our shares. In June 2003, ASE Test Finance Limited entered into a five-year syndicated credit facility, for which the total reviewed commitments under the facility amounted to $150.0 million. The loan is specified for use in the redemption of the convertible notes issued in 1999. It is repayable in semi-annual installments starting June 2005 to June 2008 and bears interest of 2.27% in 2003. We and our wholly-owned subsidiary, ASE Test, Inc., and ASE Inc. have guaranteed for ASE Test Finance Limited's payment obligations under the facility. Under the guaranty, ASE Test is required to maintain certain financial ratios and the tangible net worth of ASE Test shall not be less than $400 million at any time. In August 2003, ASE Test Finance Limited obtained a loan of $60.0 million from J&R Holding Limited in connection with the redemption of the convertible notes issued in 1999. The loan is due in full in February 2005 and bears interest at 2.27% per annum.

     Our long-term loans and facilities contain various financial and other covenants that could trigger a requirement for early payment. Among other things, these covenants require the maintenance of certain financial ratios, such as liquidity ratio, indebtedness ratio, interest coverage ratio and other technical requirements. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments and encumber or dispose of assets. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on our liquidity, as well as our financial condition and results of operations. See "Item 3. Key Information -- Risk Factors -- Restrictive covenants and broad default provisions in the agreements governing our existing debt may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations."

     As a result of the reduced levels of operating cash flow due primarily to the recent downturn in the worldwide semiconductor industry, we and our subsidiaries have on occasion failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in defaults under some of the agreements governing our other existing debt. We and our subsidiaries have obtained waivers from the relevant lenders relating specifically to such non-compliance. In addition, we and our subsidiaries have repaid or refinanced all amounts owed under agreements containing cross-default provisions that we and our subsidiaries have identified which may have been triggered by such non-compliance. Such non-compliance has not had any significant effect on our ability to repay or refinance amounts due in respect of our existing debt. For these and other reasons, including our financial condition and our relationship with our lenders, no lender has to date sought and we do not believe that any of our lenders would seek to declare a default or enforce remedies in respect of our existing debt, as a result of cross-default provisions or otherwise, although we cannot provide any assurance in this regard. See "Item 3. Key Information--Risk Factors--Risks Relating to Our Business--Restrictive covenants and broad default provisions in the agreements governing our existing debt may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations."

     We believe that our existing cash and cash equivalents, short-term investments, expected cash flow from operations and existing credit lines under our short-term loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements through the end of 2004. We have contractual obligations of $257.2 million due in the next three years. We intend to meet our payment obligations through expected cash flow from operations, long-term debt and the issuance of additional equity or equity-linked securities. We will continue to evaluate our capital structure and may decide from time to time to increase or decrease our financial leverage through equity offerings or debt borrowings. The issuance of additional equity or equity-linked securities may result in additional dilution to our shareholders.

     From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment, acquisition or divestment. We believe that after taking into account amounts available under existing banking facilities, we will have adequate working capital to meet our current requirements.

     Our treasury team, under the supervision of our chief financial officer, is responsible for setting our funding and treasury policies and objectives. Our exposure to financial market risks relate primarily to changes in interest rates and foreign currency exchange rates. To mitigate these risks, we utilize derivative financial instruments, the application of which is primarily to manage these exposures, and not for speculative purposes. We have, from time to time, entered into interest rate swap transactions to hedge our interest rate exposure. As of December 31, 2003, there were no outstanding interest rate swap transactions. We have entered into foreign currency option contracts to hedge our existing assets and liabilities denominated in foreign currencies and identifiable foreign currency purchase commitments. As of December 31, 2003, there was approximately $28 million of forward and option contracts outstanding. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk -- Foreign Currency Exchange Rate Risk".

RESEARCH AND DEVELOPMENT

     Our research and development efforts have focused primarily on improving the efficiency and technology of our testing services. The efforts include developing software for parallel testing of logic/mixed-signal semiconductors, rapid automatic generation and cross-platform conversion of test programs to test logic/mixed-signal semiconductors, and automatic code generation for converting and writing testing programs, testing new products using existing machines and providing customers remote access to monitor test results. We are also continuing the development of interface designs to provide for high-frequency testing by minimizing electrical noise. We work closely with our customers in designing and modifying testing software and with equipment vendors to increase the efficiency and reliability of testing equipment. Our research and development operations also include a mechanical engineering group, which currently designs handler kits for semiconductor testing and wafer probing, as well as software to optimize capacity utilization.

     As of December 31, 2003, we employed 415 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals. We incurred research and development expenditures of $14.4 million, $18.3 million and $19.8 million in 2001, 2002 and 2003, representing approximately 4.8%, 6.1% and 5.1% of our net revenues, respectively. We have historically expensed all research and development costs as incurred, and none is currently capitalized. ASE Inc. has historically shared its research and development relating to our packaging operations with ASE Test Malaysia at no cost. While such arrangements are expected to continue in the future, no assurances can be given that ASE Inc. will continue providing research and development at no cost, or at all.

OFF-BALANCE SHEET ARRANGEMENTS

     We have no off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following tables set forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future, as of December 31, 2003.

                                                                           Payments due by Period
                                                         ------------------------------------------------------------
                                                                    Less than                               More than
Contractual Obligations                                  Total       1 year      1-3 years    3-5 years      5 years
-----------------------                                  -----       ------      ---------    ---------      -------
                                                          US$          US$          US$          US$           US$
                                                                               (in millions)
Long-term Debt Obligations(1).......................        264.0         19.0        153.0        92.0           --
Capital (Finance) Lease Obligations(2)..............          7.8          4.8          3.0          --           --
Operating Lease Obligations(3)......................         93.0         27.9         49.5         9.4          6.2
Purchase Obligations................................           --           --           --          --           --
Other Long-term Liabilities Reflected on our Balance
     Sheet under ROC GAAP...........................           --           --           --          --           --
                                                            -----         ----        -----       -----          ---
       Total(4)(5)(6) ..............................        364.8         51.7        205.5       101.4          6.2
                                                            =====         ====        =====       =====          ===

------------------

(1)  Excludes interest payments.
(2) Capital lease obligations represent our commitment for leases of property. The obligations are included in the Consolidated Financial Statements. See
     Note 19 of the Notes to Consolidated Financial Statements for additional details.
(3) Operating lease obligations are described in Note 19 of the Notes to Consolidated Financial Statements. (4) Excludes payments that vary based upon our net sales or sales volume such as commissions and service fees payments to outside sales agencies. Commissions and service fees expenses in 2003 were approximately $6.5 million. See Note 19 of the Notes to Consolidated Financial Statements.
(4) Excludes payments that vary based upon our net sales for sales volumes such as commissions and service fees payments to outside sales agencies. Commissions and service fees expenses in 2003 were approximately $6.5 million. See Note 19 of the Notes to Consolidated Financial Statements.
(5) Excludes commitments to purchase machinery and equipment of approximately $126.7 million as of December 31, 2003 which are not legally binding but which we intend to execute and therefore will likely represent a future cash outflow.
(6) Minimum pension funding requirements is not included since such amounts have not been determined. We made pension contributions of approximately $0.4 million in 2003 and we estimate that we will contribute approximately $0.5 million in 2004. See Note 12 of the Notes to Consolidated Financial Statements for additional details regarding our pension plan.

     We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of third parties. In addition, we do not have any written options on non-financial assets. Our long-term loan and commercial paper facilities and lease agreements include certain provisions that would trigger a requirement for early payment. Under the terms of our credit facilities for long-term borrowings, we are required to comply with financial covenants, including current ratio and debt-equity ratio and other technical requirements. Our debt under these facilities may be accelerated if there is a default, including defaults triggered by failure to comply with these financial covenants and other technical requirements. See "Item 3. Key Information -- Risk Factors -- Restrictive covenants and broad default provisions in the agreements governing our existing debt may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations."

Item 6.  Directors, Senior Management and Employees.

DIRECTORS AND SENIOR MANAGEMENT

Directors

     The following table sets forth information with respect to our directors as of May 31, 2004. Except for Mr. Jeffrey Chen and Mr. Joseph Tung, whose terms have no expiration date, the current term of our directors expires on the date of the annual general shareholders' meeting in 2005.

                                                                                       Date of First
               Name               Age                 Position                          Appointment
               ----               ---                 --------                         -------------
 Jason C.S. Chang.............     60    Chairman and Chief Executive Officer           June 1996
 Richard H.P. Chang...........     57    Vice Chairman                                  June 1996
 Raymond Lo...................     50    Director, President and President of
                                           ASE Test Taiwan                              May 2001
 Leonard Y. Liu...............     62    Director                                       June 1996
 David Pan....................     59    Director and President                         June 1996
 Jeffrey Chen.................     40    Director                                       March 1998
 Chin Ko-Chien................     58    Director                                       June 1996
 Wang Yung-Kang...............     63    Director                                       April 1998
 Alan Cheng...................     58    Director                                       June 1999
 Joseph Tung..................     45    Director                                       February 1996
 Albert C.S. Yu...............     52    Director                                       June 1996
 David D.H. Tsang.............     62    Director                                       June 1996
 Sim Guan Seng................     44    Director                                       February 1996
 Kanapathi A/L Kuppusamy......     52    Director and President of ASE Test Malaysia    August 2000

     Jason C.S. Chang has served as our Chairman from June 1996 to December 2000 and since April 2004. He has also served as Chairman of ASE Inc. since its founding in March 1984 and as its Chief Executive Officer since May 2003. He holds a degree in electrical engineering from National Taiwan University and a master's degree from the Illinois Institute of Technology. He is the brother of Richard H.P. Chang, our Vice Chairman.

     Richard H.P. Chang served as our Chairman from 2001 to April 2004 and our Chief Executive Officer since February 2003. Mr. Chang served as our Vice Chairman from 1996 to 2001. Mr. Chang is also the Vice Chairman and President of ASE Inc. He holds a degree in industrial engineering from Chung-Yuan University in Taiwan. Mr. Chang is the brother of Jason C.S. Chang, our Chairman and Chief Executive Officer.

     Raymond Lo was appointed President of our company in April 2004 and has served as President of ASE Test Taiwan since December 1999 after serving as Vice President of operations at ASE Inc. since 1986. Mr. Lo holds a degree in electrophysics from National Chiao-Tung University in Taiwan.

     Leonard Y. Liu has served as a director of our company since 1996. Mr. Liu was our Chief Executive Officer from November 1999 to January 2003, when he elected to retire from that position. During that period, he also served as the President of ASE Inc. Prior to joining our company, Mr. Liu was the Chairman, President and Chief Executive Officer of Walker Interactive Systems, Inc., a software company. He also serves as a director of Cadence Design Systems, Inc., a software company. He holds a degree in electrical engineering from the National Taiwan University and a doctorate in electrical engineering and computer science from Princeton University.

     David Pan has served as a director of our company since 1996. Dr. Pan has served as our President from December 1995 to April 2004 and President and Chief Executive Officer of ISE Labs since December 1999. Dr. Pan has also served as a director of ASE Inc. since April 1997. Prior to joining our company, Dr. Pan was the Vice President for engineering and manufacturing at Ultratech Stepper, Inc., a manufacturer of photolithography equipment used in semiconductor manufacturing. He holds a degree in physics from the University of Illinois and a masters degree and doctorate in physics from the University of California at Berkeley.

     Jeffrey Chen has served as a director of our company since 1998 and a director of ASE Inc. since June 2003. He served as our Chief Financial Officer from July 1998 to August 2002. Mr. Chen has also served as Vice President of ASE Inc. since May 2002 and as Assistant Vice President of the President's Office at ASE Inc. since November 1994. Prior to joining ASE Inc., Mr. Chen worked in the corporate banking department of Citibank, N.A., in Taipei and as the Vice President of corporate finance at Bankers Trust in Taipei, Taiwan. He holds a degree in finance and economics from Simon Fraser University in Canada and a masters degree in business administration from the University of British Columbia in Canada.

     Chin Ko-Chien has served as a director of our company since 1996 and a director of ASE Test Taiwan since December 1994. Mr. Chin is also a director of ASE Inc. where he has worked since 1984. He holds a degree in marine engineering from the National Taiwan Ocean University in Taiwan.

     Wang Yung-Kang has served as a director of our company since 1998 and is also currently a Senior Vice President of ASE Inc., having served in various administrative capacities since first joining ASE Inc. in 1987. Prior to joining ASE Inc., Mr. Wang had over twenty years of experience in the construction industry in Taiwan, most recently as a manager at Yuan Tai Engineering Co. He holds a degree in civil engineering from Pingtung Technical College in Taiwan.

     Alan Cheng has served as a director of our company since 1999 and is the Chairman of H.R. Silvine Electronics, Inc. as well as the Chairman of Hung Ching Development & Construction Co., Ltd., an affiliate of ASE Inc. Mr. Cheng holds a degree in industrial engineering from Chung-Yuan University in Taiwan and a masters degree in industrial engineering from Rhode Island University.

     Joseph Tung has served as a director of our company since 1996. Mr. Tung served as our Chief Financial Officer from 1996 until 1998. Mr. Tung has also served as Chief Financial Officer of ASE Inc. since January 1995, as a director of ASE Inc. since April 1997 and as Vice President of Hung Ching Development & Construction Co. Ltd., an affiliate of ASE Inc., since December 1994. Prior to joining ASE Inc., he was Vice President of corporate banking at Citibank, N.A., in Taipei, Taiwan. He holds a degree in economics from National Chengchi University in Taiwan and a masters degree in business administration from the University of Southern California.

     Albert C.S. Yu has served as a director of our company since 1996 and a director of ASE Test Taiwan since December 1994. Mr. Yu has been the publisher and chairman of the China Times, a Chinese language newspaper in Taiwan, since 1984. He holds a masters degree in business administration from San Francisco University.

     David D.H. Tsang has served as a director of our company since 1996 and is the founder and Chairman of Oak Technology, Inc., a semiconductor manufacturer which is one of our customers. Prior to founding Oak Technology. Mr. Tsang founded and served as President and Chairman of Data Technology Corp., a manufacturer of disk controllers and high density disk drives, and co-founded Xebec, a manufacturer of disk controllers. He holds a degree in electrical engineering from Brigham Young University and a masters degree in electrical engineering from the University of Santa Clara.

     Sim Guan Seng has served as a director of our company since 1996 and is a certified public accountant in Singapore and the sole proprietor of Sim Guan Seng & Co. Mr. Sim held various positions at Arthur Andersen and at GK Goh Stockbrokers in Singapore from 1983 to 1991. He holds a degree in accountancy from the National University of Singapore.

     Kanapathi A/L Kuppusamy was appointed President of ASE Test Malaysia in June 1999. Prior to joining ASE Test Malaysia, Mr. Kanapathi worked for Motorola for 26 years, holding the positions of General Manager and Vice President of the divisions in the Philippines, Mexico and Malaysia and Vice President and Director of Manufacturing for Asia Region. He holds an advanced diploma and masters degree in business administration from the University of East Asia.

Executive Officers

     The following table sets forth information with respect to our executive officers as of May 31, 2004.*

            Name                                  Age                     Position
            ----                                  ---                     --------
 Jason C.S. Chang...........................      60         Chairman and Chief Executive Officer
 Richard H.P. Chang.........................      57         Vice Chairman
 Raymond Lo.................................      50         President and President of ASE Test Taiwan
 Freddie Liu................................      41         Chief Financial Officer
 Kanapathi A/L Kuppusamy....................      52         President of ASE Test Malaysia
 Tien Wu....................................      47         Chief Executive Officer of ISE Labs

------------------

* Richard Wei resigned from his position as Chief Financial Officer in March 2004 and David Pan retired from his position as President in April 2004.

     Jason C.S. Chang. See "--Directors".

     Richard H.P. Chang. See "--Directors".

     Freddie Liu has served as the Financial Controller of ASE Group since August 2002 and the Chief Financial Officer of ASE Test Limited since March 2004. Mr. Liu joined ASE Group in February 1997. Prior to joining ASE Group, Mr. Liu was a Vice President of corporate banking at Citibank, N.A. in Taipei. He holds a bachelor's degree in diplomacy from the National Chengchi University in Taiwan and a master's degree in business administration from the University of Michigan.

     Raymond Lo.  See "--Directors".

     Kanapathi A/L Kuppusamy.  See "--Directors".

     Tien Wu has served as the Chief Executive Officer of ISE Labs since March 2003 and a director of ASE Inc. since June 2003. Mr. Wu also serves as the Vice President of worldwide marketing and strategy of the ASE Group. Prior to joining ASE Inc. in March 2000, he held various managerial positions with IBM. He holds a B.S.C.E. degree from the National Taiwan University and a masters degree in mechanical engineering and a doctorate in applied mechanics from the University of Pennsylvania.

     Other than disclosed in this annual report, there is no family relationship between any of our directors and executive officers and any other director or executive officer.

COMPENSATION

     The aggregate compensation paid in 2003 to our directors and executive officers, including cash and share bonuses, was approximately $1.2 million. In addition, options in respect of an aggregate of 495,000 shares were granted to these persons in 2003. Such options have an exercise price of $12.95 and an expiration date of December 12, 2013. We did not set aside for pension, retirement or similar benefits for these persons in 2003. We also do not provide any severance benefits for our directors.

Share Option Plans

     We currently maintain five option plans, which include plans adopted in each year from 1996 to 2000. The board of directors has also approved a sixth option plan, which became effective on June 25, 2004. Under our share option plans, our directors and the employees, advisers and consultants of us and our affiliates may, at the discretion of a committee of our board of directors administering the plan, be granted options to purchase our shares at an exercise price of no less than their market value on the date of grant. The committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each grant, the vesting schedule for each option grant and the maximum term for which each granted option is to remain outstanding, up to a maximum term of five years, or in the case of the 1999, 2000 and 2004 option plans, ten years. Our board of directors may amend or modify the plans at any time. As of December 31, 2003, an aggregate of 28,800,000 of our shares had been reserved for issuance and 13,301,418 options to purchase our shares remained outstanding under our various option plans. An aggregate of 7,695,000 options (of which 2,920,000 had expired as of December 12, 2003) had been granted to the directors and executive officers of ASE Test. Options granted under the various plans are exercisable at an exercise price ranging from $6.10 to $25.00 per share. Options granted under the 1996, 1997 and 1998 option plans will expire five years from the date of grant, and in the case of the 1999, 2000 and 2004 plans, ten years from the date of grant.

     ASE Inc. currently maintains two option plans, which include plans adopted in 2002 and 2004. Pursuant to these plans, full-time employees of ASE Inc. as well as the full-time employees of ASE Inc.'s domestic and foreign subsidiaries are eligible to receive stock option grants. Under the 2002 plan, for a period of one year from August 28, 2002, ASE Inc. may issue up to 160,000,000 options on one or more occasions. Each option entitles the holder to purchase one common share of ASE Inc. at a price equal to the closing market price on the date of the option issuance. In 2002 and 2003, ASE Inc. issued 9,050,000 and 750,000 options, respectively, to our directors and executive officers. Under the 2004 plan, for a period of one year from May 27, 2004, we can issue up to 140,000,000 options on one or more occasions. Each option is exercisable upon vesting for five years. Forty percent of the options originally granted vest upon the second anniversary of the grant date, and an additional 10% of the options originally granted vest every six months thereafter. Each option expires at the end of the 10th year following its issue date. The options are generally not transferable. As of December 31, 2003, ASE Inc. had issued a total of 159,968,000 options under the 2002 plan, 145,989,000 of which were issued at an initial exercise price of NT$18.90 per share and 13,979,000 of which were issued at an initial exercise price of NT$24.60 per share. No options have been granted under the 2004 plan.

Bonus Plans

     We award bonuses to our employees at ASE Test Taiwan based on overall income and individual performance targets. All our employees at ASE Test Taiwan are eligible to receive bonuses. Our employees at ASE Test Taiwan received an aggregate of $1.4 million, $0.0 million and $0.0 million in 2001, 2002 and 2003, respectively, as cash bonuses.

     Starting in 1994, ASE Inc. included employees of its subsidiaries in Taiwan in its existing employee bonus plan. Pursuant to this arrangement, our employees in Taiwan are eligible for cash and share bonuses based on ASE Inc.'s consolidated net income and our contribution to its consolidated net income. We did not contribute to the plan in 2001, 2002 and 2003. Bonuses are given in cash and ASE Inc.'s common shares, valued at par, at the discretion of ASE Inc. Actual amounts of bonuses to individual employees are determined based upon the employee meeting specified individual performance objectives. ASE Inc. granted no share awards to our employees in 2002 and 2003. It granted an aggregate of 4,147,594 shares in 2001, as share awards to our employees with a fair market value at the date of grant of $3.3 million. We expect ASE Inc. to continue this practice in future periods. We record a compensation charge in our consolidated financial statements under U.S. GAAP based on the fair market value of the ASE Inc. shares awarded, calculated at the date of the relevant board of directors meeting granting such awards. Because these were shares of ASE Inc., the issuance of these shares will not have a dilutive effect on our shareholders. See "Item 5. Operating and Financial Review and Prospects -- U.S. GAAP Reconciliation" and Note 23 of the Notes to Consolidated Financial Statements.

Pension Plan

     ASE Test Taiwan has a defined benefit pension plan covering our regular employees. Retirement benefits are based on length of service and average salaries or wages in the last six months before retirement. ASE Test Taiwan makes monthly contributions, at 2% of salaries and wages, to a pension fund which is deposited in the name of, and administered by, the employees' pension plan committee. Our accrued pension cost was $1.7 million and $4.0 million as of December 31, 2002 and 2003, respectively. See Note 12 of the Notes to Consolidated Financial Statements.

BOARD PRACTICE

Audit Committee

     Our board of directors established an audit committee on June 14, 2000. Under Rule 10A-3 of the Securities Exchange Act of 1934 and the rules of the Nasdaq National Market, we are required to have an audit committee that meets certain requirements by July 31, 2005. We are currently in the process of reviewing the charter of and other matters relating to our audit committee with a view to fully complying with these new requirements in the specified time period, including the appointment of an audit committee financial expert, as defined under Item 16A of Form 20-F.

EMPLOYEES

Employees

     We had 4,882, 5,315 and 7,115 employees as of December 31, 2001, 2002 and 2003, respectively. The following table sets forth certain information concerning our employees as of the dates indicated:

                                                         As of December 31,
                                                    2001     2002       2003
                                                    ----     ----       ----

Total.......................................       4,882     5,315      7,115
Function
    Direct labor............................       2,726     2,924      4,173
    Indirect labor..........................       1,280     1,410      1,924
    Selling, general and administrative.....         527       538        603
    Research and development................         349       443        415
Location
    Taiwan..................................       1,468     1,741      2,511
    Malaysia................................       2,854     3,140      4,207
    United States...........................         438       361        273
    Hong Kong...............................          54         8          8
    Singapore...............................          68        65        116

     Our employees are not covered by any collective bargaining agreements. We have not experienced any strikes or work stoppages by our employees and believe that our relationship with our employees is good. Eligible employees may participate in the ASE Inc. employee share bonus plan and stock option plan as well as our share option plans. See "-- Compensation".


SHARE OWNERSHIP

     The following table sets forth certain information with respect to our officers and directors as of May 31, 2004.

                                                Percentage of
                                   Number of    Total Ordinary    Number of    Exercise Price
                                    Ordinary    Shares Issued      Options      of Options        Expiration Date of
      Officer or Director         Shares Held  and Outstanding     Held(1)         (US$)               Options
      -------------------         -----------  ---------------    ---------    --------------     ------------------
 Jason C.S. Chang..............       183,908        0.18         2,240,000     8.875 - 20.00     8/10/09 - 12/11/13
 Richard H.P. Chang............     1,046,276        1.05         1,260,000      6.10 - 20.00     8/10/09 - 12/11/13
 Leonard Y. Liu................        40,000        0.04         1,360,000      6.10 - 20.00     8/10/04 - 11/07/12
 David Pan.....................         4,700        -              260,000      6.10 - 20.00     8/10/04 - 11/07/12
 Jeffrey Chen..................             -        -              255,000      6.10 - 25.00     8/10/04 - 12/11/13
 Chin Ko-Chien.................             -        0.00           288,000      6.10 - 20.00     8/10/04 - 12/11/13
 Wang Yung-Kang................             -        0.00           133,000      6.10 - 20.00     8/10/04 - 11/07/12
 Alan Cheng....................             -        -               60,000      6.10 - 20.00     8/10/04 - 11/07/12
 Joseph Tung...................       143,000        0.14           230,000      6.10 - 20.00     8/10/04 - 12/11/13
 Albert C.S. Yu................        45,176        0.05            60,000      6.10 - 20.00     8/10/04 - 11/07/12
 David D.H. Tsang..............        20,000        0.02            60,000      6.10 - 20.00     8/10/04 - 11/07/12
 Sim Guan Seng.................             -        -                    -                 -                      -
 Raymond Lo....................             -        -              255,000      6.10 - 25.00     8/10/09 - 12/11/13
 Kanapathi A/L Kuppusamy.......             -        -              156,000      6.10 - 25.00     4/19/05 - 12/11/13
 Tien Wu.......................        11,000        0.01           220,000     8.875 - 25.00     8/10/09 - 12/11/13
 Freddie Liu...................        16,000        0.03            55,000     8.875 - 25.00     8/10/09 - 12/11/13

------------------
(1) Each option covers one ordinary share.

As of May 31, 2004, our directors and executive officers as a group held options covering an aggregate of 6,892,000 shares, of which options with respect to 4,031,500 shares were exercisable as of that date.

Item 7.  Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

     We are majority owned by ASE Inc. ASE Inc. is one of the world's largest independent providers of semiconductor packaging services and, through its majority ownership of us, one of the largest independent providers of semiconductor testing services. ASE Inc. was founded by Mr. Jason C.S. Chang, our Chairman, and his brother, Mr. Richard H.P. Chang, our Vice-Chairman, and was incorporated in 1984. ASE Inc.'s shares were listed on the Taiwan Stock Exchange in July 1989.

     As of May 31, 2004, ASE Inc. indirectly owned approximately 51.0% of our outstanding shares through two wholly owned Bermuda subsidiaries, J&R Holding Limited and ASE Holding Limited. ASE Inc., as our major shareholder, does not have voting rights different from other shareholders. However, ASE Inc. is in a position to control actions that require shareholders' approval, including the timing and payment of dividends and the election of our entire board of directors. See "Item 3. Key Information -- Risk Factors -- Our interests may conflict with those of our controlling shareholder, who may take actions that are not in our shareholders' best interests."

     Other than disclosed in this annual report, there have been no changes in our major shareholders or significant changes in the amount of shares each major shareholder holds since January 1, 2001.

     The following table sets forth certain information regarding (1) ownership of our shares by each person who is known to us to be the owner of more than 5% of our shares and (2) the total number of shares owned by our directors and executive officers as a group, as of May 31, 2004.

                                                Number of
   Identity of Person or Group                Shares Owned       Percent Owned
   ---------------------------                ------------       -------------
ASE Inc.................................     50,985,143(1)(2)       51.0%
Directors and executive
        officers as a group(3)..........        1,510,060              1.5
---------------

(1) Owned through J&R Holding Limited and ASE Holding Limited, wholly-owned subsidiaries of ASE Inc.

(2) Excludes $50,000,000 aggregate principal amount of 1% guaranteed convertible notes issued by ASE Test Finance Limited previously held by ASE Inc. Each note is convertible, at any time after December 29, 1999 and on or before July 1, 2004, into one of our shares at a current conversion price of $24.75 per share. In August 2003, we redeemed such notes and incurred an extraordinary loss of $2.2 million.

(3) Excludes shares issuable under currently exercisable options and shares held directly by J&R Holding Limited and ASE Holding Limited, which certain directors and executive officers may be deemed to beneficially own.

     ASE Holding Limited, one of ASE Inc.'s subsidiaries through which ASE Inc. holds our shares, entered into a share purchase agreement dated as of May 19, 2001 with two of our directors, under which ASE Holding Limited would purchase 2,480,000 shares from such two directors upon the exercise of certain options granted to them under our 1996 option plan for an aggregate purchase price of $35,389,600. The closing date of this acquisition of shares was May 22, 2001. ASE Inc. engaged in this acquisition principally for investment purposes.

     As of April 16, 2004, approximately 100.1 million of our shares were outstanding. We believe that, of such shares, approximately 42.6 million were held by approximately 3,231 holders in the United States.

RELATED PARTY TRANSACTIONS

     ASE Inc. and ASE Test Taiwan from time to time jointly market turnkey services provided at their respective Taiwan facilities. We expect that in future periods a significant portion of our net revenues from testing services will continue to be derived from customers who are also customers of ASE Inc.

     In recent years, ASE Inc. has made awards of its shares to our employees at ASE Test Taiwan as part of their compensation, based in part on the consolidated net income of ASE Inc. and our contribution to the consolidated income. ASE Inc. granted 4,147,594 shares in 2001 as stock awards to our employees at ASE Test Taiwan with a fair market value at the time of grant of $3.3 million, respectively. ASE Inc. did not grant any stock awards to our employees at ASE Test Taiwan in 2002 and 2003. However, we expect that ASE Inc. will continue this practice in future periods.

     ASE Test Taiwan has historically charged ASE Inc. fees for the testing of semiconductors packaged for a small number of customers that prefer to be billed through ASE Inc. for testing services performed by ASE Test Taiwan. These fees amounted to NT$382.2 million ($11.2 million), NT$232.5 million and NT$178.3 million in 2003, 2002 and 2001, respectively.

     ASE Test Malaysia has historically purchased a portion of the raw materials used in its packaging operations, principally leadframes, from ASE Inc. when it faced a shortage in the supply of these types of raw materials. These types of raw materials are typically sold by ASE Inc. to ASE Test Malaysia at book value. Purchases of raw materials by ASE Test Malaysia amounted to NT$11.8 million ($0.3 million), NT$11.7 million and NT$17.2 million in 2003, 2002 and 2001, respectively. In addition, ASE Inc. purchased raw materials, principally leadframes, from ASE Test Malaysia in an amount of NT$0.0 million, NT$0.1 million and NT$12.8 million for 2003, 2002 and 2001, respectively.

     In 2001, 2002 and 2003, ASE Test Malaysia purchased raw materials, primarily leadframes and substrates, from ASE Material in the aggregate amount of NT$79.3 million, NT$181.6 million and NT$283.1 million ($8.3 million), respectively. These types of raw materials are typically sold by ASE Material to ASE Test Malaysia at the prevailing market price.

     ASE Inc. has historically shared its research and development relating to packaging with ASE Test Malaysia at no cost. While ASE Inc. intends to continue such arrangements in the future, if ASE Inc. discontinued such arrangements, ASE Test Malaysia would have to develop the capability for, and bear the cost of, research and development relating to packaging.

     ASE Inc. has in the past guaranteed some of our borrowings and may from time to time provide similar guarantees in the future. Some of our directors have in the past guaranteed our borrowings.

     In January 2000, ASE Chung Li and Hung Ching Development & Construction Co. Ltd. ("Hung Ching"), an affiliate of ASE Inc., entered into an agreement for the development of buildings on land currently owned by ASE Chung Li. Under the agreement, Hung Ching will bear all costs relating to the development. Upon completion of the development, floor space in the buildings will be sold by Hung Ching at prices to be negotiated between Hung Ching and the buyers. ASE Chung Li and its affiliates will have priority in the purchase of the floor space. In the event that floor space is sold to persons other than ASE Chung Li, ASE Chung Li will receive 25% of the selling price. The first phase of the development project was the construction of a building with aggregate floor space of approximately 800,000 square feet, which was completed in September 2000. The total value of the first phase of the project, including land and the completed building, is estimated at NT$2.0 billion. The building houses ASE Chung Li's testing operations as well as part of the operations of other ASE Group companies.

     In December 2001, ASE Test Taiwan and Hung Ching entered into an agreement for the construction of a new building in the Nantze Export Processing Zone. The contract was for an aggregate amount of NT$437 million ($12 million). The development project has an aggregate floor space of approximately 337,000 square feet and is used primarily for testing operations.

     ASE Chung Li, a subsidiary of ASE Inc., entered into a lease with ASE Test Taiwan to lease floor space in a building located at 550-5, Section 1, Chung-hwa Road, Chung Li, Taiwan. An area of approximately 55,000 square feet was leased. The leased area is being used primarily for production facilities.

     On May 19, 2001, two of our directors entered into a share purchase agreement with ASE Holding Limited. See "-- Major Shareholders".

     On October 28, 2003, ASE Inc. entered into a merger agreement with ASE Chung Li and ASE Material pursuant to which ASE Chung Li and ASE Material will be merged with and into ASE Inc., with ASE Inc. as the surviving corporation. The merger is to be consummated by means of a share exchange pursuant to which we, along with other respective shareholders (other than ASE Inc.) of ASE Chung Li and ASE Material, will receive shares of ASE Inc. in exchange for the common shares of each of ASE Chung Li and ASE Material. ASE Inc. expects to issue 282,315,437 common shares, or approximately 7.9% of its outstanding shares as of October 28, 2003, in connection with the merger. In connection with ASE Inc.'s merger with ASE Chung Li, ASE Inc. will issue 149,175,000 of its common shares to us, 79,914,225 of its common shares to J&R Holding, its wholly-owned subsidiary, and four common shares to certain individuals who were the original shareholders of ASE Chung Li. The merger with ASE Chung Li has a transaction value of approximately NT$7,101.8 million ($208.9 million), based on NT$31.00 per ASE Inc. common share, which is the average of the closing prices of ASE Inc.'s common shares on the Taiwan Stock Exchange for two days prior to and following October 28, 2003. In connection with our merger with ASE Material, ASE Inc. will issue 5,000,000 of its common shares to ASE Test Taiwan, one of our consolidated subsidiaries, 1,086,800 of its common shares to Hung Ching, our affiliate, and 47,139,409 of its common shares to employees and other shareholders (other than ASE Inc.) of ASE Material and a strategic investor. The merger with ASE Material has a transaction value of approximately NT$1,650.0 million ($48.5 million), based on NT$31.00 per ASE Inc. common share, which is the average of the closing prices of ASE Inc.'s common shares on the Taiwan Stock Exchange for two days prior to and following October 28, 2003. In connection with its merger with ASE Material, Richard H.P. Chang, our Vice Chairman, in his individual capacity as a shareholder and director of ASE Material, will also receive common shares of ASE Inc. in exchange for common shares of ASE Material held by him.

     Upon the completion of the merger, all of the assets and liabilities of ASE Chung Li and ASE Material will be owned and assumed by ASE Inc. and the operations of ASE Chung Li and ASE Material will be integrated with the operations of ASE Inc. The merger agreement has been approved by the board of directors and shareholders of each of ASE Inc., ASE Chung Li and ASE Material. The merger is expected to be completed by on August 1, 2004, subject to receipt of all necessary approvals and consents. Upon the successful completion of this merger, our ownership interests in ASE Chung Li will be reduced to zero.

     In order to comply with Singapore and ROC law, trusts have been established to hold and dispose of the 149,175,000 common shares of ASE Inc. to be issued to us and the 5,000,000 common shares of ASE Inc. to be issued to ASE Test Taiwan in connection with the merger. Under Section 76(1)(b)(ii) of the Companies Act, Chapter 50, of Singapore, we, as a Singapore company, may not purport to acquire, directly or indirectly, shares or units of shares in ASE Inc., our parent company. Pursuant to the applicable trust agreements, the trustee under each trust will (1) be the registered owner of the common shares, (2) exercise all of the rights as a shareholder of the common shares, (3) sell the common shares pursuant to the terms and conditions of the trust agreement, and (4) transfer and deliver the proceeds from the sale of the common shares and cash dividends distributed by ASE Inc. to us or ASE Test Taiwan, as the case may be. Neither ourselves nor ASE Test Taiwan will have any rights with respect to the common shares held in trust pursuant to the applicable trust agreements other than the right to receive the proceeds from the sale of such common shares and cash dividends.

     In August 2003, ASE Test Finance Limited obtained a loan of $60.0 million from J&R Holding Limited in connection with the redemption of the convertible notes issued in 1999. The loan is due in full in February 2005 and bears interest of 2.27% per annum.

INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

Item 8.  Financial Information.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Consolidated Financial Statements are set forth under "Item 18. Financial Statements."

LITIGATION

     We are not involved in material legal proceedings the outcome of which we believe would have a material adverse effect on us.

     Criminal charges were brought in December 1998 by the district attorney for Taipei against Jason C.S. Chang, Richard H.P. Chang, Chang Yao Hung-ying and four others for alleged breach of fiduciary duties owned to Hung Ching, an affiliate of ASE Inc., in their capacity as directors and officers of Hung Ching in connection with a land sale transaction in 1992 valued at approximately NT$1.7 billion. We are not a party to these proceedings, and we do not expect that these charges will result in any liability to us. It was alleged that the transaction in which Jason C.S. Chang sold the land to Hung Ching unfairly benefited Jason C.S. Chang to the detriment of Hung Ching. Hung

Ching at that time was a privately owned company whose principal shareholders were members of the Chang family. Ancillary charges were brought against Jason C.S. Chang, Chang Yao Hung-ying and another for alleged forgery of Hung Ching board resolutions relating to that transaction. Following proceedings before the District Court of Taipei, the High Court of the ROC and the Supreme Court of the ROC, the case was finally concluded in January 2004, and Jason C.S. Chang, Richard H.P. Chang and Chang Yao Hung-ying were found not guilty on all charges.

DIVIDENDS AND DIVIDEND POLICY

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

SIGNIFICANT CHANGES

     Other than as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of the annual financial statements.

Item 9.  The Offering and Listing.

OFFERING AND LISTING DETAILS

     Our shares are traded on the Nasdaq National Market under the symbol "ASTSF". Public trading of our shares, par value $0.25, commenced on June 6, 1996. Prior to that time, there was no public market for our shares. The following table sets forth the high and low sales prices for the shares for the periods indicated as reported by the Nasdaq National Market for the periods indicated.

                                                     Ordinary Share Price(1)
                                                     -----------------------
                                                       High           Low
                                                       ----           ---

1999...........................................        26.938         24.375
2000...........................................        36.250          8.500
2001...........................................        17.438          6.800
2002...........................................        16.680          2.880
   First Quarter...............................        16.680         10.350
   Second Quarter..............................        16.500          8.750
   Third Quarter...............................         9.800          3.520
   Fourth Quarter..............................         7.690          2.880
2003...........................................        15.000          2.580
   First Quarter...............................         4.700          2.580
   Second Quarter..............................         5.620          2.590
   Third Quarter...............................        11.560          5.380
   Fourth Quarter..............................        15.000          8.650
      December.................................        15.000         12.810
2004...........................................
   First Quarter...............................        16.300          9.580
      January..................................        16.300         13.310
      February.................................        13.650         10.520
      March....................................        13.390          9.580
    Second Quarter
      April....................................        12.790          5.960
      May......................................         8.430          6.020
      June (through June 15)...................         8.010          6.380
---------------

(1) All share prices are adjusted retroactively to reflect stock splits that were effected on February 8, 1998 and April 5, 1999. See "Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds".
Source: Nasdaq National Market database

     The last reported sale price of the shares on the Nasdaq National Market as of May 31, 2004 was $7.91. As of December 31, 2003, there were 2,750 members who were holders of record of our shares.

     TDSs representing shares are listed on the Taiwan Stock Exchange. The Taiwan Stock Exchange is an auction market where securities traded are priced according to supply and demand through announced bid and ask prices. Each TDS represents .0125 of one share and has undergone corresponding stock splits effected on February 8, 1998 and April 5, 1999. In limited circumstances, shareholders may deposit shares in exchange for TDSs, subject to certain restrictions on the re-issuance of TDSs. The total number of TDSs outstanding is limited so that additional TDSs may be re-issued only upon cancellation by a current holder and subject to our approval. As of May 31, 2004, there were 837.1 million TDSs representing 10.5 million shares.

     Public trading of our TDSs commenced on January 8, 1998, under the number "9101". Prior to that time, there was no public market for the TDSs. The Taiwan Stock Exchange generally experiences greater fluctuations than the Nasdaq National Market or other national stock exchanges or quotation systems. As a result, the TDSs generally experience greater price volatility than our shares. The following table sets forth the high and low bid prices for the TDSs as reported by the Taiwan Stock Exchange for the periods indicated:

                                                           TDS Prices(1)
                                                        -------------------
                                                        High            Low
                                                        ----            ---

1999 ........................................         NT$20.50       NT$12.20
2000 ........................................            26.00           4.04
2001 ........................................             8.40           3.10
2002 ........................................             7.35           4.95
     First Quarter...........................             7.35           4.95
     Second Quarter..........................             7.20           4.30
     Third Quarter...........................             5.10           3.10
     Fourth Quarter..........................             3.81           2.81
2003 ........................................             6.30           1.66
     First Quarter...........................             3.45           2.59
     Second Quarter..........................             4.19           1.66
     Third Quarter...........................             4.65           3.50
     Fourth Quarter..........................             6.30           3.90
         December............................             6.30           5.55
2004
     First Quarter...........................             6.80           4.50
         January.............................             6.80           5.75
         February............................             6.40           5.35
         March...............................             6.35           4.50
     Second Quarter
         April...............................             5.80           4.04
         May.................................             4.22           3.60
         June (through June 15)..............             3.98           3.50
-------------

(1) All TDS prices are adjusted retroactively to reflect stock splits that were effected on February 8, 1998 and April 5, 1999. See "Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds".

Source: Taiwan Stock Exchange database

     The last reported sale price of the TDSs on the Taiwan Stock Exchange was NT$3.93 per TDS on May 31, 2004.

MARKETS

     The principal trading market for our shares is the Nasdaq National Market, and the principal trading market for TDSs representing our shares is the Taiwan Stock Exchange.

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

Objects and purposes

     Clause 3 of our Memorandum of Association provides a broad range of purposes for us, including to carry on the business of investment, to acquire intellectual property, to carry on the business of advising as to matters of packing and testing integrated circuits, to advise on the administration and organization of business, to package and test integrated circuits, to carry on the business of general merchandise sales, to purchase or lease land and buildings, to develop purchased land, to lease or license our property, to vary or dispose of our investments, to carry on the business of agents for sales of merchandise, to carry on related business, to acquire any business carrying on the same business for which we are organized, to merge or amalgamate, to hold securities and to lend money and raise money.

Directors

     We may have between two and 15 directors, all of whom must be natural persons. Holding of shares is not a qualification of a director. A director who is not one of our members may nevertheless attend and speak at general meetings of shareholders. The ordinary remuneration of directors is determined by a resolution of members; however, directors may approve remuneration for expenses incurred by them in their duties as directors and may also approve remuneration for any director who is also an executive officer for his duties as an officer.

     A director may be a party to or in any way interested in any contract or arrangement or transaction to which we are a party or in which we are in any way interested and he may hold and be remunerated in respect of any office or place of profit (other than the office of our auditor or any subsidiary thereof) under our company or any other company in which we are in any way interested and he (or any firm of which he is a member) may act in a professional capacity for us or any such other company and be remunerated therefor and in any such case as aforesaid (save as otherwise agreed) he may retain for his own absolute use and benefit all profits and advantages accruing to him thereunder or in consequence thereof.

     There are no provisions in the Memorandum of Association or Articles of Association mandating any age limit for retirement. However, the Singapore Companies Act provides that any director over age 70 must vacate office at each annual general meeting. He may, however, be reappointed at the same annual general meeting.

     Directors may exercise all the powers of us to borrow money, to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of us or of any third party.

Shares

     We have an authorized capital of $150,000,000 divided into 600,000,000 ordinary shares of par value $.25 each, resulting from the subdivision of shares effected by us on February 8, 1998 and April 4, 1999. Our company has only one class of shares, each share having identical rights in all respects and ranking equally with one another. Our Articles of Association provide that, subject to the provisions of the Singapore Companies Act, we may issue shares of a different class with preferential, deferred or other special rights or restrictions as our board of directors may determine. Our board of directors may also issue shares at a premium. If shares are issued at a premium, a sum equal to the aggregate amount or value of the premium will be transferred to a share premium account.

     As of May 31, 2004, approximately 100.1 million of our shares were issued and outstanding. All of our shares are in registered form. Except in circumstances permitted by the Singapore Companies Act, we can neither purchase our own shares nor grant any financial assistance for the acquisition or proposed acquisition of our own shares.

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

Members

     Only persons who are registered in our register of members are recognized as members of our company. As of December 31, 2003, there were 2,750 members who were holders of record of our shares. We will not, except as required by law, recognize any equitable, contingent, future or partial interest in our shares or any other rights in respect of our shares other than the rights of a member. We may, on giving not less than 14 days' notice to the Registrar of Companies and Businesses of Singapore, close our register of members for any time or times except that we may not close the register for more than 30 days in the aggregate in any calendar year.

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

General Meetings of Members

     We are required to hold an annual general meeting each year not later than 15 months following the preceding annual general meeting. Our seventh annual general meeting was held on June 27, 2003. Our directors may convene an extraordinary general meeting whenever they think fit or if requested in writing by two or more members holding not less than 10% of our paid-up share capital. In addition, members holding not less than 10% of the paid-up capital carrying the right of voting at general meetings may call for a meeting. Unless otherwise required by law or by our Articles of Association, voting at general meetings is by ordinary resolution requiring an affirmative vote of a simple majority of the votes cast at that meeting. An ordinary resolution suffices, for example, in respect of re-election of directors. A special resolution requiring the affirmative vote of at least 75% of the votes cast at the meeting is necessary for some matters under Singapore law, including:

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

Voting Rights

     A member is entitled to attend, speak and vote at any of our general meetings, whether in person or by proxy. Except as otherwise provided in our Articles of Association, the quorum at any of our general meetings shall be members holding in aggregate not less than one-third of our total issued and fully paid shares present in person or by proxy. Under our Articles of Association, on a show of hands, every member present in person and by proxy shall have one vote, and on a poll, every member present in person or by proxy shall have one vote for each share of which he is the holder. A poll may be demanded in some circumstances, including:

     o    by the chairman of the meeting;

     o by any me1mber present in person or by proxy and representing not less than 10% of the total voting rights of all members having the right to attend and vote at the meeting; or

     o by any three members present in person or by proxy and entitled to vote.

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

Takeovers

     The Singapore Code on Takeovers and Mergers regulates the acquisition of shares of public companies and contains certain provisions that may delay, deter or prevent a takeover or change in control of our company. Any person acquiring an interest, either on his or her own or together with parties acting in concert, in 30.0% or more of the voting shares in our company or, if such person holds, either on his or her own or together with parties acting in concert, between 30.0% and 50.0% (both inclusive) of the voting shares in our company, and acquires additional voting shares representing more than 1.0% of our voting shares in any six-month period, may be required to extend a takeover offer for our remaining voting shares in accordance with the provisions of the Singapore Code on Takeovers and Mergers. Parties acting in concert comprise individuals or companies who, pursuant to an arrangement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows:

     o a company and its related and associated companies and companies whose associated companies include any of these companies;

     o a company and its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);

     o    a company and its pension funds and employee share schemes;

     o a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis;

     o a financial or other professional adviser and its clients in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser and all the funds managed by the adviser on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10.0% or more of the client's equity share capital;

     o directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent;

     o    partners; and

     o an individual and his close relatives, related trusts, any person who is accustomed to acting in accordance with his instructions and companies controlled by the individual, his close relatives, his related trusts or any person who is accustomed to acting in accordance with his instructions.

     Subject to certain exceptions, a takeover offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror within the preceding six months.

     Under the Singapore Code on Takeovers and Mergers, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. An offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the takeover offer must be given sufficient information, advice and time to consider and decide on the offer. In addition, the offeror must make an appropriate offer or proposal to holders of our securities which are convertible into our voting shares and may also be required to make such an offer to holders of securities of our subsidiaries which are convertible into shares of our company.

Liquidation or Other Return of Capital

     On a winding-up or other return of capital, subject to any special rights attaching to any other classes of our shares, holders of our shares will be entitled to participate in any surplus assets in proportion to their shareholdings. Our shareholders are not entitled to the benefits of a sinking fund or redemption privileges.

Indemnity

     Our Articles of Association provide that, subject to the Singapore Companies Act, our directors and officers will be indemnified by us against any liability incurred by them in defending any proceedings, whether civil or criminal, in respect of actions or omissions as an officer, director or employee of our company. We may not indemnify our directors and officers against any liability which by law would otherwise attach to them in respect of any negligence, default, breach of duty or breach of trust, of which they may be guilty in relation to our company.

Limitations on Rights to Hold or Vote Shares

     Except as described in "-- Voting Rights" and "-- Takeovers" above, there are no limitations imposed by Singapore law or by our Memorandum of Association or Articles of Association on the right of non-resident members to hold or vote our shares.

Minority Rights

     The rights of our minority shareholders are protected under Section 216 of the Singapore Companies Act, which gives the Singapore courts a general power to make any order, upon application by any member of our company, the court believes is appropriate to remedy any of the following situations:

     o the affairs of our company being conducted or the powers of our directors being exercised in a manner oppressive to, or in disregard of the interests of, one or more of our members; or

     o some act of our company having been done or being threatened or some resolution of our members having been passed or being proposed which unfairly discriminates against, or is otherwise prejudicial to, one or more of our members, including the applicant.

     Singapore courts have wide discretion as to the forms of relief they may grant and the forms of relief are in no way limited to those listed in the Singapore Companies Act. Without prejudice to the foregoing, Singapore courts may:

     o direct or prohibit any act or cancel or vary any transaction or resolution;

     o    regulate the conduct of our company's affairs in the future;

     o authorize civil proceedings to be brought in the name of, or on behalf of, our company by such person or persons and on such terms as the court may direct;

     o direct us or some of our members to purchase a minority member's shares and, in the case of our purchase of shares, a corresponding reduction of our share capital;

     o direct that our Memorandum of Association or our Articles of Association be amended; or

     o    direct that our company be wound up.

Transfer Agent and Registrar

     The transfer agent and registrar for our shares is The Bank of New York, 101 Barclay Street, New York, New York 10286; the transfer agent and registrar's telephone number is: (212) 495-1784.

MATERIAL CONTRACTS

Merger Agreement dated October 28, 2003 by and among ASE Inc., ASE Chung Li and ASE Materials

     Under this contract, ASE Chung Li and ASE Material are to be merged with and into ASE Inc., with ASE Inc. as the surviving corporation. Upon the completion of the merger, all of the assets and liabilities of ASE Chung Li and ASE Material will be owned and assumed by ASE Inc. The merger is to be consummated by means of a share exchange pursuant to which each common share of ASE Chung Li not directly owned by ASE Inc. will be exchanged for 0.85 ASE Inc. common share and each common share of ASE Material not directly owed by ASE Inc. will be exchanged for 0.05 ASE Inc. common share. The merger is scheduled to be completed by August 1, 2004. See "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions".

     See "Item 4. Information on the Company -- Business Overview -- Sales and Marketing -- Sales and Customer Service Agents" for a summary of contracts we have entered into with agents for sales and customer service.

EXCHANGE CONTROLS

Singapore Exchange Controls

     There are currently no exchange control restrictions in Singapore.

ROC Exchange Controls

     The Foreign Exchange Control Statute and regulations of the ROC provide that all foreign exchange transactions must be executed by banks designated by the ROC Ministry of Finance and by the Central Bank of China to engage in such transactions. Current regulations favor trade-related foreign exchange transactions and Foreign Investment Approval investments. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

     Apart from trade, ROC companies and resident individuals may, without foreign exchange approval, remit outside the ROC foreign currency of up to US$50,000,000 (or its equivalent) and US$5,000,000 (or its equivalent), respectively, in each calendar year. In addition, ROC companies and resident individuals may, without foreign exchange approval, remit into the ROC foreign currency of up to US$50,000,000 (or its equivalent) and US$5,000,000 (or its equivalent), respectively, in each calendar year. The above limits apply to remittances involving conversion of NT dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises to register medium- and long-term foreign debt with the Central Bank of China.

     In addition, foreign persons may, subject to specified requirements, but without foreign exchange approval of the Central Bank of China, remit outside and into the ROC foreign currencies of up to US$100,000 (or its equivalent) for each remittance. The above limit applies to remittances involving a conversion of NT dollars to a foreign currency and vice versa. The above limit does not, however, apply to the conversion of NT dollars into other currencies, including U.S. dollars, from the proceeds of sale of any underlying shares withdrawn from a depositary receipt facility.

TAXATION

Singapore Taxation

     The following discussion is a summary of the material Singapore income tax, stamp duty and estate duty consequences of the purchase, ownership and disposition of the shares to a holder of the shares that is not resident in Singapore. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of the shares and does not purport to deal with the tax consequences applicable to all categories of investors. Shareholders and prospective purchasers of our shares should consult their own tax advisers concerning the tax consequences of their particular situations. This summary is based on laws, regulations, treaty provisions and interpretations in effect and available as of the date of this annual report. The laws, regulations, treaty provisions and interpretations, however, may change at any time, and any change could be retroactive. These laws, regulations and treaty provisions are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below.

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

   Estate Duty

     In the case of an individual who is not domiciled in Singapore, Singapore estate duty is imposed on the value of immovable properties situated in Singapore owned by such individual, subject to specific exemption limits. Previously, movable assets of persons who are not domiciled in Singapore at the time of death were also included. With respect to deaths occurring on or after January 1, 2002, the movable assets of persons who are not domiciled in Singapore at the time of death are exempt from estate duty. Therefore, an individual holder of shares who is not domiciled in Singapore at the time of his or her death will not be subject to Singapore estate duty on the value of our shares. Individuals should consult their own tax advisers regarding the Singapore estate duty consequences of their ownership of our shares.

   Tax Treaty

     Currently, Singapore does not have a comprehensive double taxation treaty with the United States.

United States Federal Income Taxation

     The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of the shares by U.S. holders. This summary is based on the Internal Revenue Code of 1986 (the "Code"), final, temporary and proposed Treasury Regulations, administrative pronouncements and judicial decisions, all of which are subject to change. This discussion deals only with shares held as capital assets within the meaning of the Code. It does not discuss all of the tax consequences that may be relevant to a holder in light of such person's particular circumstances or to holders subject to special rules, such as insurance companies, tax-exempt entities, partnerships, dealers in securities, traders in securities that elect to mark to market, financial institutions, persons who hold shares as a part of an integrated transaction for U.S. federal income tax purposes, persons whose functional currency is not the U.S. dollar or persons who own 10% or more of the voting stock of our company.

     U.S. holders should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any states or local or foreign taxing jurisdiction.

     As used herein, a "U.S. holder" is a beneficial owner of shares that, for U.S. federal income tax purposes is:

     (1) a citizen or resident of the United States;

     (2) a corporation, or other entity taxable as a corporation, organized under the laws of the U.S. or of any political subdivision thereof; or

     (3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     This discussion assumes that we are not, and will not become, a passive foreign investment company, as discussed below.

   Dividends

     Any dividends a U.S. holder receives on the shares, other than certain pro rata distributions of shares to all shareholders, will constitute foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as calculated for U.S. federal income tax purposes. The amount a U.S. holder will be required to include in income for any dividend paid in a currency other than U.S. dollars will be equal to the U.S. dollar value of the non-U.S. currency paid, calculated by reference to the exchange rate in effect on the date the dividend is received. If a U.S. holder realizes gain or loss on a sale or other disposition of such non-U.S. currency, it will be U.S. source ordinary income or loss. U.S. holders will not be entitled to a dividends received deduction for dividends received. Subject to applicable limitations, dividends paid to noncorporate U.S. holders in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%. Noncorporate U.S. holders should consult their own tax advisers to determine the implications of the rules.

     For foreign tax credit purposes, dividends paid by us on the shares will generally constitute "passive income" or, in the case of certain U.S. holders, "financial services income".

   Capital Gains

     A U.S. holder will recognize capital gain or loss for U.S. federal income tax purposes on a sale or other disposition of shares in the same manner as on the sale or disposition of any other shares held as capital assets. Such gain or loss, if any, will generally be U.S. source income or loss. U.S. holders should consult their tax advisers regarding the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses the deductibility of which may be limited.

   Passive Foreign Investment Company Rules

     We do not believe that we were a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for 2003. However, because PFIC status depends upon the composition of a company's income and assets and the market value of its assets from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held shares, certain adverse consequences could apply.

DIVIDENDS AND PAYING AGENTS

     Not applicable.

STATEMENT BY EXPERTS

     Not applicable.

DOCUMENTS ON DISPLAY

     You may read and copy documents referred to in this annual report that have been filed with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms. Documents filed or furnished by us via EDGAR are available from the SEC's website at: http://www.sec.gov.

SUBSIDIARY INFORMATION

     Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

     Our exposure to financial market risks relates primarily to changes in interest rates and foreign exchange rates. To mitigate these risks, we have from time to time utilized derivative financial instruments, the application of which was primarily to manage these exposures and not for speculative purposes.

Foreign Currency Exchange Rate Risk

     Our foreign currency exposures give rise to market risk associated with exchange rate movements against the NT dollar, U.S. dollar and Malaysian ringgit. Our liabilities as of December 31, 2003 include liabilities denominated in U.S. dollars, NT dollars, Malaysian ringgit and other currencies. As of December 31, 2003, approximately 71.40% of our cash and accounts receivable and receivables from related parties were denominated in U.S. dollars, approximately 16.48% in NT dollars, approximately 12.08% in Malaysian ringgit and approximately 0.04% in other currencies. As of December 31, 2003, approximately 62.93% of our accounts payable and payables for fixed assets were denominated in U.S. dollars, approximately 15.21% in NT dollars, approximately 6.69% in Malaysian ringgit and approximately 15.17% in other currencies. In addition, a substantial portion of our capital expenditures primarily for the purchase of testing and packaging equipment, has been, and is expected to continue to be, denominated primarily in U.S. dollars with the remainder in Japanese yen. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we have from time to time utilized currency forward and option contracts to minimize the impact of foreign currency fluctuations on our results of operations. Our policy is to account for such contracts on a mark-to-market rate basis, and the premiums are amortized on a straight-line method over the life of the contract. As of December 31, 2003, there was approximately $28 million of foreign currency forward and option contracts outstanding. See Notes 20 and 21 of the Notes to Consolidated Financial Statements.

     The table below sets forth our foreign currency option contracts as of December 31, 2003. These contracts all have a maturity date of not more than 12 months.

                    Foreign Currency Options Contracts
--------------------------------------------------------------------------
Buy US$Put/JPY Call
    Notional Amount (in millions US$)                                 3.0
    Weighted Average Strike Price (against JPY)                     111.5
    Fair Value (US$)                                               62,643
Buy US$Put/NT$ Call
    Notional Amount (in millions US$)                                 2.0
    Weighted Average Strike Price (against NT$)                     34.37
    Fair Value (US$)                                               32,747
Sell US$Call/ JPY Put
    Notional Amount (in millions US$)                                 9.0
    Weighted Average Strike Price (against JPY)                       113
    Fair Value (US$)                                             (11,050)
Sell US$Call/NT$ Put
    Notional Amount (in millions US$)                                14.0
    Weighted Average Strike Price (against NT$)                     34.23
    Fair Value (US$)                                             (17,960)

Interest Rate Risk

     Our exposure to interest rate risks relates primarily to our long-term debt, which is normally incurred to support our corporate activities, primarily for capital expenditures. We currently do not enter into derivative transactions with regard to interest rates, but we would consider engaging in currency interest rate swaps to lock in currency and interest rate levels from time to time, if available, on terms considered attractive by us. No derivative contracts for interest rates were outstanding as of December 31, 2003.

     The following table provides information about our significant obligations that are sensitive to interest rate fluctuations.


                                                           As of December 31, 2003
                             ---------------------------------------------------------------------------------------
                                                            Expected Maturity Date
                             ---------------------------------------------------------------------------------------
                                                                                    2009 and               Fair
                             2004       2005        2006       2007        2008     Thereafter   Total       Value
                             ----       ----        ----       ----        ----     ----------   -----       -----
                                                       (in millions, except percentages)
Short-term debt:
  Variable rate (NT$)        629.8         -          -           -          -          -        629.8       629.8
    Average interest rate      1.14%       -          -           -          -          -           1.14%
  Variable rate (US$)         17.1         -          -           -          -          -          17.1        17.1
    Average interest rate      3.08%       -          -           -          -          -           3.08%
Long-term debt:
  Variable rate (NT$)        541.4       466.4      363.9        30.8        -          -       1,402.5     1,402.5
    Average interest rate      3.60%       4.18%      5.27%       5.19%      -          -           4.26%
  Fixed rate (NT$)             0.2         0.3        0.3         0.3        0.2        -           1.3         1.3
    Average interest rate     11.00%      11.00%     11.00%      11.00%     11.00%      -          11.00%
  Variable rate (US$)          2.5        20.0       47.5        60.0       30.0        -         160.0       160.0
    Average interest rate      3.41%       5.03%      5.93%       6.42%      6.77%      -           6.12%
  Fixed rate (US$)             5.3         3.6        0.5         0.5        0.5        -          10.4        10.4
    Average interest rate      9.34%       9.26%      7.92%       7.92%      7.92%      -           9.09%


Item 12.  Description of Securities Other Than Equity Securities.

     Not applicable.

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

     On February 8, 1998, we effected a stock split of 150,000,000 shares, with a par value of $1.00 per share, into 300,000,000 shares, with a par value of $0.50 per share. The effect of this stock split was to cause holders of shares on January 26, 1998 to own two shares of par value $0.50 per share for each share of par value $1.00 per share previously held by them.

     On April 5, 1999, we effected another stock split of 300,000,000 shares of par value $0.50 per share, into 600,000,000 shares, with a par value of $0.25 per share. The effect of this stock split was to cause holders of shares on March 20, 1999 to own two shares of par value $0.25 per share for each share of par value $0.50 previously held by them.

     Since all our shareholders were affected, the two stock splits did not result in a dilution of the percentage of aggregate equity ownership, voting rights, earnings or net book value of our shareholders. The stock splits reduced per share earnings and net book value of our shares since there were more shares outstanding following the stock splits.

Item 15.  Controls and Procedures.

     Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this report (the "Evaluation Date"). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded as of the Evaluation Date that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives.

     There has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.  [Reserved]

AUDIT COMMITTEE FINANCIAL EXPERT

     Under Rule 10A-3 of the Securities Exchange Act of 1934 and the rules of the Nasdaq National Market, we are required to have an audit committee that meets certain requirements by July 31, 2005. We are currently in the process of reviewing the charter of and other matters relating to our audit committee with a view to fully complying with these new requirements within the specified time period, including the appointment of an audit committee financial expert, as defined under Item 16A of Form 20-F.

CODE OF ETHICS

     We have not adopted a written code of ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Ethical oversight and actual or apparent conflicts of interest have historically been handled informally by senior management and the board of directors. We are currently reviewing examples of written codes of ethics and will address the adoption of such a code with the board of directors in the near future.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

     We are currently in the process of reviewing the charter of and other matters relating to our audit committee with a view to fully complying with the new audit committee requirements under the rules of the Securities Exchange Act of 1934 and the Nasdaq National Market. Until then, the full board of directors is responsible for the oversight of our independent auditor's work. Our board of directors pre-approves all audit and non-audit services provided by our independent auditor, including audit services, audit-related services, tax services and other services, on a case-by-case basis. Accordingly, we have not established any pre-approval policies and procedures. All audit and non-audit services performed by Deloitte & Touche after May 6, 2003, the effective date of revised Rule 2-01(c)(7) of Regulation S-X entitled "Audit Committee Administration of the Engagement", were pre-approved by the board of directors.

Independent Auditor Fees

     TN Soong & Co., independent public accountants and an associate member firm of Deloitte Touche Tohmatsu, combined with Deloitte & Touche (Taiwan) to establish Deloitte & Touche effective June 1, 2003, at which time Deloitte & Touche became our principal independent auditor. Prior to June 1, 2003, TN Soong & Co. had served as our principal independent auditor. We paid the following fees for professional services to Deloitte & Touche, for the year ended December 31, 2003, and to TN Soong & Co. for the year ended December 31, 2002.

                                                      Year ended December 31,
                                                  ----------------------------
Services                                              2002             2003
--------                                              ----             ----
Audit fees(1)...................................  $  485,541       $   357,278
Audit-related fees(2)...........................           -                 -
Tax fees(3).....................................           -                 -
Others fees(4)..................................           -                 -
                                                     -------           -------
   Total........................................     485,541           357,278
                                                     =======           =======

------------------

     (1) Audit fees are defined as the standard audit work that needs to be performed each year in order to issue an opinion on our consolidated financial statements and to issue reports on the local statutory financial statements. It also includes services that can only be provided by our auditor such as auditing of non-recurring transactions and application of new accounting policies, audits of significant and newly implemented system controls, pre-issuance reviews of quarterly financial results, consents and comfort letters and any other audit services required for the SEC or other regulatory filings.

     (2) Audit-related fees include those other assurance services provided by auditors but not restricted to those that can only be provided by the auditor signing the audit report. They comprise amounts for services such as acquisition due diligence, audits of pension and benefit plans, contractual audits of third-party arrangements, assurance services on corporate citizenship reporting and consultation regarding new accounting pronouncements.

     (3) Tax fees represent tax compliance and other services and plans.

     (4) Other fees consist of actuarial services for pension and employee benefit plans. As required by the Sarbanes-Oxley Act, Deloitte & Touche can no longer provide certain of these services after May 2004.




                                    PART III

Item 17.  Financial Statements.

     The Company has elected to provide financial statements for fiscal year 2003 and the related information pursuant to Item 18.

Item 18.  Financial Statements.

     The consolidated financial statements of the Company and the report thereon by its independent auditors listed below are attached hereto as follows:

         (a) Report of Independent Auditors of the Company dated February 6, 2004 (page F-1).

         (b) Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2002 and 2003 (page F-2).

         (c) Consolidated Statements of Income of the Company and subsidiaries for the years ended December 31, 2001, 2002 and 2003 (page F-3).

         (d) Consolidated Statements of Changes in Shareholders' Equity of the Company and subsidiaries for the years ended December 31, 2001, 2002 and 2003 (page F-5).

         (e) Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2001, 2002 and 2003 (page F-6).

         (f) Notes to Consolidated Financial Statements of the Company and subsidiaries (page F-8).

Item 19.  Exhibits.

     1. (a) Memorandum and Articles of Association of the Registrant (incorporating all amendments as of October 14, 1999).

     4.  (a)  Lease Agreement between ASE Test Malaysia and Penang
              Development Corporation (incorporated by reference to Exhibit 2(c) to the Company's annual report on Form 20-F (SEC File Number:
              000-28522) for the year ended December 31, 1997).

         (b) License Agreement dated as of January 16, 2001 between 1st Silicon (Malaysia) Sdn. Bhd. and ASE Electronics (M) Sdn. Bhd. (incorporated by reference to Exhibit 4(e) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

         (c) Service Agreement dated as of August 1, 2003 between ASE Electronics (M) Sdn. Bhd. and ASE (U.S.) Inc. (incorporated by reference to Exhibit 4(l) to ASE Inc.'s annual report on Form 20-F for the year ended December 31, 2003).

         (d) Service Agreement dated as of August 1, 2003 between ASE Test Inc. and ASE (U.S.) Inc. (incorporated by reference to Exhibit 4(m) to ASE Inc.'s annual report on Form 20-F for the year ended December 31, 2003).

         (e) Commission Agreement dated as of August 1, 2003 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited. (incorporated by reference to Exhibit 4(r) to ASE Inc.'s annual report on Form 20-F for the year ended December 31, 2003).

         (f) Commission Agreement dated as of August 1, 2003 between ASE Test Inc. and Gardex International Limited. (incorporated by reference to Exhibit 4(s) to ASE Inc.'s annual report on Form 20-F for the year ended December 31, 2003).

         (g) Land Lease Agreement dated as of March 1, 1996 between ASE Test Inc. and Nantze Export Processing Zone Administration of Ministry of Economic Affairs.

         (h) Land Lease Agreement dated as of January 1, 1997 between ASE Test Inc. and Nantze Export Processing Zone Administration of Ministry of Economic Affairs.

         (i) Land Lease Agreement dated as of January 1, 2002 between ASE Test Inc. and Nantze Export Processing Zone Administration of Ministry of Economic Affairs.

         (j) Land Lease Agreement dated as of April 16, 2000 between ASE Test Inc. and Nantze Export Processing Zone Administration of Ministry of Economic Affairs.

         (k) Land Lease Agreement dated as of May 1, 2000 between ASE Test Inc. and Nantze Export Processing Zone Administration of Ministry of Economic Affairs.

         (l) Land Lease Agreement dated as of April 1, 2004 between ASE Test Inc. and Nantze Export Processing Zone Administration of Ministry of Economic Affairs.

         (m) First Amendment to Lease Agreement dated June 7, 2000 between ISE Labs, Inc. and RND Funding Company, Inc. (incorporated by reference to Exhibit 4(j) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

         (n) Lease Agreement from February 22, 2004 to February 21, 2005 between ASE Singapore Pte. Ltd. and Wan Tien Realty (Pte) Ltd.

         (o) Sublease Agreement dated June 2000 between ISE Labs, Inc. and Cirrus Logic, Inc. (incorporated by reference to Exhibit 4(n) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

         (p) Lease Agreement for Factory Building dated September 18, 2000 between ASE Inc. and ASE Test Inc. (incorporated by reference to
              Exhibit 4(r) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

         (q) Office Building Lease Agreement between ISE Labs, Inc. and JER/BRE Austin Tech L.P. dated October 4, 2001 (incorporated by reference to Exhibit 10.46 to ASE Inc.'s Registration Statement on Form F-3 filed on May 30, 2002).

         (r) Lease Agreement dated April 1, 2003 between Dell Asia Pacific Sdn. And ASE Electronics (M) Sdn. Bhd.

         (s) Sublease Agreement dated May 5, 2004 between Apple Computer Limited and ASE Singapore Pte. Ltd.

         (t) Plant Building Lease Agreement between ASE (Chung Li) Inc. and ASE Test Inc. dated January 1, 2004.

         (u) Service Agreement dated as of August 1, 2003 between ISE Labs, Inc. and ASE (U.S.) Inc. (incorporated by reference to Exhibit 4(m) to ASE Inc.'s annual report on Form 20-F for the year ended December 31, 2003).

     8.  (a)  List of Subsidiaries

    12.  (a)  Certificate of Jason C.S. Chang, Chief Executive Officer of
              ASE Test Limited, as required by Rule 13a-14(a) of the Securities Exchange Act of 1934.

         (b) Certification of Freddie Liu, Chief Financial Officer of ASE Test Limited, as required by Rule 13a-14(a) of the Securities Exchange Act of 1934.

    13. (a) Certification of the Chief Executive Officer and the Chief Financial Officer of ASE Test Limited for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code.

     The Company agrees to furnish to the SEC upon request a copy of any instrument which defines the rights of holders of long-term debt of the Company and its consolidated subsidiaries.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                               ASE TEST LIMITED



                                                /s/ Jason C.S. Chang
                                                --------------------------------
                                                Name:    Jason C.S. Chang
                                                Title:   Chief Executive Officer
Date: June 30, 2004

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
ASE Test Limited and Subsidiaries
     Independent Auditors' Report.....................................     F-1
     Consolidated Balance Sheets......................................     F-2
     Consolidated Statements of Income................................     F-3
     Consolidated Statements of Changes in Shareholders' Equity.......     F-5
     Consolidated Statements of Cash Flows............................     F-6
     Notes to Consolidated Financial Statements.......................     F-8

                     ASE Test Limited and Subsidiaries

                     Consolidated Financial Statements as of
                     December 31, 2001, 2002 and 2003
                     Together with Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT



February 6, 2004


The Board of Directors and Shareholders
ASE Test Limited

We have audited the accompanying consolidated balance sheets of ASE Test Limited and its subsidiaries (collectively the "Company") as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2003, expressed in U.S. dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 2003, in conformity with accounting principles generally accepted in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the three year period ended December 31, 2003, and the determination of shareholders' equity and financial position at December 31, 2001, 2002 and 2003, to the extent summarized in Note 23.



Deloitte & Touche
(T N Soong & Co and Deloitte & Touche (Taiwan)
  Established Deloitte & Touche Effective June 1, 2003)
Kaohsiung, Taiwan
Republic of China

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Expressed in Thousands U.S. Dollars, Except Share Data)
--------------------------------------------------------------------------------


                                                                December 31
                                                           ---------------------
ASSETS                                                      2002          2003
                                                           --------     --------

CURRENT ASSETS
   Cash and cash equivalents (Note 2)                      $118,828     $ 70,949
   Short-term investments (Note 2)                            2,500        6,000
   Notes and accounts receivable
      Related companies (Note 17)                             9,340       11,237
      Other--net (Note 3)                                    49,291       82,569
   Inventories--net (Notes 2 and 4)                          13,059       21,174
   Deferred income tax assets--net (Notes 2 and 16)           1,521        6,302
   Pledged time deposit (Note 18)                             1,237        3,288
   Prepayments and other                                      7,348        8,164
                                                           --------     --------

         Total current assets                               203,124      209,683

LONG-TERM INVESTMENTS (Notes 2 and 5)                        93,702      104,021

PROPERTIES--Net (Notes 2, 6, 14, 17, 18 and 22)             531,496      572,086

DEFERRED INCOME TAX ASSETS--Net (Notes 2 and 16)             20,241       16,662

OTHER ASSETS                                                  5,614       13,378


CONSOLIDATED DEBITS (Notes 2 and 7)                          72,322       62,217
                                                           --------     --------




TOTAL ASSETS                                               $926,499     $978,047
                                                           ========     ========


                                                                                     December 31
                                                                              -------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                             2002           2003
                                                                              ----------     ----------

CURRENT LIABILITIES
   Short-term borrowings (Notes 8 and 18)                                     $   24,597     $   17,096
   Commercial paper (Notes 9 and 18)                                              19,403         18,539
   Notes and accounts payable
      Related companies (Note 17)                                                  3,003         11,479
       Other                                                                      15,432         32,381
    Payable for fixed assets                                                      27,139         52,780
    Income tax payable                                                             3,105          4,177
   Current portion of long-term debts (Notes 10 and 18)                           35,725         23,750
   Accrued expenses and other                                                     10,286         16,678
                                                                              ----------     ----------

         Total current liabilities                                               138,690        176,880

LONG-TERM DEBTS (Notes 10 and 18)                                                244,271        248,028

ACCRUED PENSION COST (Notes 2 and 12)                                              1,667          3,992

DEFERRED INCOME TAX LIABILITIES (Notes 2 and 16)                                   1,026          1,021

OTHER LIABILITIES                                                                  1,906          2,139
                                                                              ----------     ----------

         Total liabilities                                                       387,560        432,060
                                                                              ----------     ----------

SHAREHOLDERS' EQUITY (Notes 1, 2, 11, 12 and 13)
   Capital stock--$0.25 par value
      Authorized--600,000,000 ordinary shares
      Issued and outstanding--99,067,790 ordinary shares in 2002 and
        99,546,216 ordinary shares in 2003                                        24,767         24,887
   Capital surplus-paid in capital                                               448,063        450,635
   Retained earnings                                                             139,814        136,299
   Unrealized loss on long-term investments in shares of stock                      (611)          (400)
   Unrecognized pension cost                                                           -           (578)
   Cumulative translation adjustments                                            (73,094)       (64,856)
                                                                              ----------     ----------

         Total shareholders' equity                                              538,939        545,987
                                                                              ----------     ----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                    $  926,499     $  978,047
                                                                              ==========     ==========



The accompanying notes are an integral part of the financial statements.

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Expressed in Thousands U.S. Dollars, Except Per Share Data)
--------------------------------------------------------------------------------


                                                                                  Year Ended December 31
                                                                        ---------------------------------------
                                                                           2001           2002           2003
                                                                        ---------      ---------      ---------

NET REVENUES (Notes 2 and 22)                                           $ 298,466      $ 301,962      $ 391,930

COST OF REVENUES (Notes 14 and 17)                                        265,271        280,573        322,542
                                                                        ---------      ---------      ---------

GROSS PROFIT                                                               33,195         21,389         69,388
                                                                        ---------      ---------      ---------

OPERATING EXPENSES(Note 14)
   Selling                                                                  8,710          6,248          8,551
   General and administrative                                              34,155         37,439         39,833
   Impairment of long lived assets (Notes 2 and 6)                           --           35,321           --
   Research and development (Note 2)                                       14,397         18,342         19,833
                                                                        ---------      ---------      ---------
         Total operating expenses                                          57,262         97,350         68,217
                                                                        ---------      ---------      ---------

INCOME (LOSS) FROM OPERATIONS                                             (24,067)       (75,961)         1,171
                                                                        ---------      ---------      ---------

NON-OPERATING INCOME (EXPENSES)
   Interest--net (Notes 2, 6 and 15)                                      (13,783)       (14,396)       (12,623)
   Investment income (loss) under equity method--net
     (Notes 2 and 5)                                                       (7,344)        (1,496)         4,259
   Foreign exchange gain (loss)--net (Notes 2 and 20)                       2,382         (1,169)          (795)
   Other--net                                                               1,048          1,511            684
                                                                        ---------      ---------      ---------
         Total non-operating expenses                                     (17,697)       (15,550)        (8,475)
                                                                        ---------      ---------      ---------

LOSS BEFORE INCOME TAX AND MINORITY INTEREST AND EXTRAORDINARY LOSS       (41,764)       (91,511)        (7,304)

INCOME TAX EXPENSES (BENEFIT) (Notes 2 and 16)                              6,522        (10,243)        (5,992)
                                                                        ---------      ---------      ---------

LOSS BEFORE MINORITY INTEREST AND EXTRAORDINARY LOSS                      (48,286)       (81,268)        (1,312)

EXTRAORDINARY LOSS (Note 10)                                                 --             --           (2,203)

MINORITY INTEREST IN NET LOSS OF SUBSIDIARIES
  (Note 2)                                                                  2,527           --             --
                                                                        ---------      ---------      ---------

NET LOSS                                                                $ (45,759)     $ (81,268)     $  (3,515)
                                                                        =========      =========      =========

LOSS PER SHARE
   Basic and diluted
      Loss before extraordinary loss                                    $   (0.48)     $   (0.82)     $   (0.02)
      Extraordinary loss                                                     --             --            (0.02)
                                                                        ---------      ---------      ---------
                                                                        $   (0.48)     $   (0.82)     $   (0.04)
                                                                        =========      =========      =========


                                                                                                      (Continued)

                                                                                  Year Ended December 31
                                                                        ---------------------------------------
                                                                           2001           2002           2003
                                                                        ---------      ---------      ---------

INFORMATION ON NUMBERS OF SHARES:
   Basic and diluted                                                    94,921,412     98,600,205     99,110,225
                                                                        ==========     ==========     ==========



The accompanying notes are an integral part of the financial statements.                              (Concluded)

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in Thousands U.S. Dollars)
--------------------------------------------------------------------------------



                                                                                                                 Unrealized
                                                                                                                  Loss on
                                                                                                                 Long-term
                                                              Capital Stock                                      Investment
                                                         ----------------------      Capital       Retained      in Shares
                                                           Shares       Amount       Surplus       Earnings       of Stock
                                                         ----------     -------     ---------      ---------     -----------

BALANCE, JANUARY 1, 2001                                 91,425,691     $22,856     $ 409,677      $ 266,526      $(541)

Issuance of new shares under stock option plans           5,221,508       1,306        18,548           --         --
Adjustment from changes in ownership percentage of
  investee                                                     --          --             (20)          --         --
Consolidated net loss in 2001                                  --          --            --          (45,759)      --
Reversal of unrealized loss on long-term investments
  in shares of stock                                           --          --            --             --           99
Translation adjustments                                        --          --            --             --         --
                                                         ----------     -------     ---------      ---------      -----

BALANCE, DECEMBER 31, 2001                               96,647,199      24,162       428,205        220,767       (442)

Issuance of new shares under stock option plans           2,420,591         605        20,173           --         --
Adjustment of equity in subsidiary due to reversal
  of prior years' gain on disposal of properties               --          --            (315)           315       --
Consolidated net loss in 2002                                  --          --            --          (81,268)      --
Unrealized loss on investments in shares of stock              --          --            --             --         (169)
Translation adjustments                                        --          --            --             --         --
                                                         ----------     -------     ---------      ---------      -----

BALANCE, DECEMBER 31, 2002                               99,067,790      24,767       448,063        139,814       (611)

Issuance of new shares under stock option plans             478,426         120         4,170           --         --
Adjustment from changes in ownership percentage of
  investee                                                     --          --          (1,598)          --         --
Consolidated net loss in 2003                                  --          --            --           (3,515)      --
Reversal of unrealized loss on long-term investments
  in shares of stock                                           --          --            --             --          211
Unrecognized pension cost                                      --          --            --             --         --
Translation adjustments                                        --          --            --             --         --
                                                         ----------     -------     ---------      ---------      -----

BALANCE, DECEMBER 31, 2003                               99,546,216     $24,887     $ 450,635      $ 136,299      $(400)
                                                         ==========     =======     =========      =========      =====





                                                                  Unrecognized    Cumulative       Total
                                                                    Pension       Translation   Shareholders'
                                                                      Cost        Adjustment       Equity
                                                                   ---------      ---------      ---------

BALANCE, JANUARY 1, 2001                                           $    --        $ (55,382)     $ 643,136

Issuance of new shares under stock option plans                         --             --           19,854
Adjustment from changes in ownership percentage of
  investee                                                              --             --              (20)
Consolidated net loss in 2001                                           --             --          (45,759)
Reversal of unrealized loss on long-term investments
  in shares of stock                                                    --             --               99
Translation adjustments                                                 --          (19,787)       (19,787)
                                                                   ---------      ---------      ---------

BALANCE, DECEMBER 31, 2001                                              --          (75,169)       597,523

Issuance of new shares under stock option plans                         --             --           20,778
Adjustment of equity in subsidiary due to reversal
  of prior years' gain on disposal of properties                        --             --             --
Consolidated net loss in 2002                                           --             --          (81,268)
Unrealized loss on investments in shares of stock                       --             --             (169)
Translation adjustments                                                 --            2,075          2,075
                                                                   ---------      ---------      ---------

BALANCE, DECEMBER 31, 2002                                              --          (73,094)       538,939

Issuance of new shares under stock option plans                         --             --            4,290
Adjustment from changes in ownership percentage of
  investee                                                              --             --           (1,598)
Consolidated net loss in 2003                                           --             --           (3,515)
Reversal of unrealized loss on long-term investments
  in shares of stock                                                    --             --              211
Unrecognized pension cost                                               (578)          --             (578)
Translation adjustments                                                 --            8,238          8,238
                                                                   ---------      ---------      ---------

BALANCE, DECEMBER 31, 2003                                         $    (578)     $ (64,856)     $ 545,987
                                                                   =========      =========      =========





The accompanying notes are an integral part of the financial statements.

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Thousands U.S. Dollars)
--------------------------------------------------------------------------------


                                                                                 Year Ended December 31
                                                                        ---------------------------------------
                                                                          2001           2002           2003
                                                                        ---------      ---------      ---------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                             $ (45,759)     $ (81,268)     $  (3,515)
   Adjustments to reconcile net loss to net cash provided by
     operating activities:
      Minority interest                                                    (2,527)          --             --
      Depreciation and amortization                                       144,860        154,251        142,377
      Impairment of long-lived assets                                        --           35,321           --
      Accrued interest on convertible bonds                                10,526         12,161          8,414
      Provision (reversal of allowance) for doubtful accounts and
        sales allowances                                                      (39)           285          1,180
      Loss from idle assets                                                   456           --              855
      Investment loss (income) under equity method                          7,344          1,496         (4,259)
      Provision for loss on long-term bond investments                        345           --             --
      Gain on disposal of properties                                         (154)           (75)          (445)
      Loss on early redemption of convertible notes                          --             --            2,203
      Deferred income taxes                                                 4,375         (7,804)        (1,207)
      Other                                                                   218             51             51
      Changes in operating assets and liabilities
         Notes and accounts receivable                                     39,536        (12,343)       (35,320)
         Inventories                                                        3,988            380         (8,115)
         Prepayments and other                                               (465)         2,717            120
         Notes and accounts payable                                       (11,913)           628         22,470
         Income tax payable                                                  (965)          (440)         1,072
         Accrued pension cost                                                 282            857          2,161
         Accrued expenses and other                                        (3,088)        (2,317)         6,623
                                                                        ---------      ---------      ---------

         Net cash provided by operating activities                        147,020        103,900        134,665
                                                                        ---------      ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES
   Decrease (increase) in short-term investments                          (22,981)        29,003         (3,500)
   Acquisition of properties                                             (141,742)      (108,717)      (142,674)
   Acquisition of long-term investments in shares of stock                (18,670)          --           (5,963)
   Purchase of ISE Labs shares                                               --          (50,161)          --
   Decrease (increase) in pledged time deposits                                 6           (963)        (2,051)
   Proceeds from sales of properties                                        3,107          5,625          5,646
   Increase in other assets                                                (3,180)        (6,334)        (8,043)
                                                                        ---------      ---------      ---------

         Net cash used in investing activities                           (183,460)      (131,547)      (156,585)
                                                                        ---------      ---------      ---------

                                                                                                     (Continued)

                                                                                 Year Ended December 31
                                                                        ---------------------------------------
                                                                          2001           2002           2003
                                                                        ---------      ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of ordinary shares                            $  19,593      $  21,037      $   3,354
   Increase (decrease) in short-term borrowings                            (7,707)        14,651         (7,501)
   Increase (decrease) in commercial paper and bank acceptances
   payable                                                                   --           19,403           (864)
   Proceeds from long-term debts                                              889         41,865        226,617
   Early redemption of convertible notes                                     --             --         (209,005)
   Repayments of long-term debts                                          (26,357)       (58,245)       (36,642)
   Increase in minority interest                                                7           --             --
                                                                        ---------      ---------      ---------

         Net cash provided by (used in) financing activities              (13,575)        38,711        (24,041)
                                                                        ---------      ---------      ---------

TRANSLATION ADJUSTMENTS                                                    (1,065)         1,699         (1,918)
                                                                        ---------      ---------      ---------

NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                             (51,080)        12,763        (47,879)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                              157,145        106,065        118,828
                                                                        ---------      ---------      ---------

CASH AND CASH EQUIVALENTS, END OF YEAR                                  $ 106,065      $ 118,828      $  70,949
                                                                        =========      =========      =========

SUPPLEMENTAL INFORMATION
   Interest paid (excluding capitalized interest)                       $   8,533      $   4,361      $   4,595
   Income tax paid                                                      $   3,274      $     217      $    --
   Cash paid for acquisition of properties
      Acquisition of properties                                         $ 104,216      $ 126,009      $ 171,271
      Decrease (increase) in payable                                       37,526         (2,178)        (2,955)
      Increase in obligation under capital lease                             --          (15,114)       (25,642)
                                                                        ---------      ---------      ---------
                                                                        $ 141,742      $ 108,717      $ 142,674
                                                                        =========      =========      =========
   Cash received from sales of properties
      Sales price                                                       $   5,978      $   5,625      $   6,680
      Increase in receivable                                               (2,871)          --           (1,034)
                                                                        ---------      ---------      ---------
                                                                        $   3,107      $   5,625      $   5,646
                                                                        =========      =========      =========
   Cash received from issuance of ordinary shares (net of issuance
     expense)                                                           $  19,854      $  20,778      $   4,290
   Decrease (increase) in receivable for issuance of ordinary shares         (261)           259           (936)
                                                                        ---------      ---------      ---------
                                                                        $  19,593      $  21,037      $   3,354
                                                                        =========      =========      =========



The accompanying notes are an integral part of the financial statements.                             (Concluded)

ASE TEST LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands U.S. Dollars, Except Share Data and Unless Otherwise
Stated)
--------------------------------------------------------------------------------


 1.  HISTORY AND ORGANIZATION

     Overview

     ASE Test Limited ("ASE Test" or the "Company") is a Singapore holding company which, through an exchange of its shares with its parent company, Advanced Semiconductor Engineering, Inc. ("ASE Inc."), and other individuals, acquired substantially all of the shares of ASE Test, Inc. in May 1996. The exchange was accounted for as a reorganization of companies under common control. Since June 1996, the Company's shares have been traded on the NASDAQ National Market in the United States under the symbol "ASTSF".

     J & R Holding Limited, a shareholder of the Company, sold 6,000,000 shares and 5,000,000 shares in December 1997 and February 1999, respectively, in the form of Taiwan Depositary Receipts (the "TDR"). The TDRs are traded on the Taiwan Stock Exchange under the Symbol "9101".

     Set forth is a brief overview of the Company's organization structure and its equity stakes in the consolidated subsidiaries.

     The Company has four direct subsidiaries:

     a. ASE Test, Inc. (incorporated in the Republic of China ("ROC") in December 1987), which is engaged in the testing of semiconductors.

     b. ASE Holdings (Singapore) Pte. Ltd. (incorporated in Singapore in December 1994), which holds shares in ASE Group companies;

     c. ASE Test Holdings, Limited ("ASE Test Holdings") (incorporated in Cayman islands in April 1999), which holds shares in ASE Group companies; and

     d. ASE Test Finance Limited ("ASE Test Finance") (incorporated in Mauritius in June 1999), which is engaged in financing activities.

     ASE Test, Inc. has a wholly-owned subsidiary, ASE Test (USA) Inc. (incorporated in the United States in October 1995), which is currently being liquidated.

     ASE Holdings (Singapore) Pte. Ltd. has a wholly-owned subsidiary, ASE Electronics (M) Sdn., Bhd. ("ASE Test Malaysia") (incorporated in Malaysia in February 1991), which is engaged in the packaging and testing of semiconductors.

     ASE Test Holdings has a wholly-owned subsidiary, ISE Labs, Inc. ("ISE Labs") (incorporated in California, U.S.A. in November 1983), ISE Labs and its wholly-owned subsidiaries, ISE Labs Hong Kong Limited, ASE Singapore Pte. Ltd, ISE Technology, Inc. and Digital Testing Services Inc., are engaged in the front-end engineering testing and final testing of semiconductors.

     As of December 31, 2002 and 2003, the Company and its subsidiaries had employees of about 5,000 and 7,000, respectively.

 2.  SIGNIFICANT ACCOUNTING POLICIES

     The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the ROC ("ROC GAAP"). Significant accounting policies are summarized as follows:

     Presentation of Consolidated Financial Statements

     The Company prepares its consolidated financial statements using ROC GAAP with reconciliation to generally accepted accounting principles of the United States ("U.S. GAAP") (see Note 23) to be consistent with the basis of presentation of the consolidated financial statements of ASE Inc. The accompanying consolidated balance sheets are presented for the two years ended as of December 31, 2002 and 2003, and the accompanying consolidated statements of income, changes in shareholders' equity and cash flows are presented for the three years ended December 31, 2001, 2002 and 2003.

     Unless otherwise stated, amounts presented are in thousands of U.S.
     dollars.

     Consolidation

     The consolidated financial statements include the accounts of the Company and all of the aforementioned subsidiaries.

     All intercompany accounts and transaction have been eliminated and minority shareholders' interests in the equity and earnings of the subsidiaries are presented separately in the consolidated financial statements. The differences between the costs of investments and the proportionate equity in each subsidiary when the stocks were acquired are recorded as consolidated credits or debits and are amortized on the straight-line method over 10 years.

     Use of Estimates

     The preparation of consolidated financial statements in conformity with ROC GAAP requires management to make estimates and judgments that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, inventories, useful lives of properties, consolidated debits, income tax valuation allowances, pension plans and the fair value of financial instruments. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

     Cash and Cash Equivalents

     The Company considers all highly liquid investments within an original maturity from date of purchase of three months or less to be cash equivalents.

     Short-term Investments

     Short-term investments are carried at cost less allowance for decline in market value.

     Allowance for Doubtful Accounts

     Allowance for doubtful accounts is provided based on aging accounts and evaluation of collectibility of receivable.

     Inventories

     Inventories are stated at the lower of the first-in, first-out or weighted average cost or market value. Unbilled processing charges incurred are included in finished goods and work in process and are stated at actual cost. Market value represents net realizable value for finished goods and work in process, and replacement costs for raw materials, supplies and spare parts. Materials received from customers for processing, mainly semiconductor wafers, are excluded from inventories as title and risk of loss remains with the customers.

     Long-term Investments in Shares of Stock

     Long-term investments of which the Company owns at least 20% of the outstanding voting shares or where the Company exercises significant influence over the investee company's operation are accounted for by the equity method. Under the equity method, the investments are initially carried at cost and subsequently adjusted for the Company's proportionate share in the net earnings or losses of the investee companies. Such proportionate share in net earnings or losses are recognized as investment income or losses while any cash dividends declared are reflected as a reduction in the carrying value of the investments. The consolidated debits representing the excess of the investment cost over the Company's proportionate equity in the fair value of the net assets of the investees at the time of investments or at the time the equity method of accounting is first applied to a particular investment, is amortized on the straight-line method over 10 years. Changes in the Company's ownership percentage of investees under the equity method are accounted for as adjustments to long-term investments and capital surplus.

     Other long-term investments in shares of stock are carried at cost or lower of cost or market value. Allowances for decline in market value and unrealized loss on long-term investments in shares of stock (a deduction account in shareholders' equity) are made when the market value of an investment is lower than its carrying value. If decline in value of the stock investment is determined to be other than temporary, such decline in value is charged against current income. Stock dividends are accounted for only as increases in number of shares held. Cash dividends are recognized as income on the declaration date.

     Properties

     Properties, except for leased machinery and equipment, are stated at cost. Machinery and equipment held under capital leases are recorded as an asset and an obligation at an amount equal to the lower of: (i) the present value at the beginning of the lease term of the minimum lease payments during the lease term (including the payment called for under any bargain purchase option); or (ii) fair value of the leased machinery and equipment at the inception of the lease. Machinery in transit, construction in progress and prepayments under construction are stated at cost. These include the cost of machinery, construction, down payments and other direct costs plus interest charges attributable to the borrowings used to finance the acquisitions of these assets. Major renewals and improvements are capitalized, while maintenance and repairs are expensed currently.

     Depreciation is computed using the straight-line method over estimated service lives which range as follows: long-term land leasehold rights, 60 years (lease period); buildings and improvements, 5 to 40 years; machinery and equipment, 3 to 6 years; furniture and fixtures, 5 to 8 years; and leased assets, 5 years. In the event that an asset depreciated to its residual value is deemed to have a continual useful life, the residual value is depreciated over the remaining life, not to exceed 2 years.

     The Company reviews properties for impairment and determines whether an event or change in facts and circumstances indicated that their carrying amount may not be recoverable. Impairment losses on properties are recorded as an operating expense.

     When properties are retired or disposed of, their costs and accumulated depreciation are removed from the accounts and any gain or loss is credited or charged to income. Prior to January 1, 2001, the gain, after deducting applicable income tax, was reclassified to capital surplus at the end of the year.

     Consolidated Debits

     The consolidated debits as shown in the balance sheet represent goodwill arising from acquisitions or investments in the consolidated subsidiaries and are amortized on the straight-line method over 10 years.

     Pension Cost

     Pension cost is recorded based on actuarial calculations. Provisions for pension costs are accrued based on actuarially determined amounts which include service costs, interests, amortization of unrecognized net obligation and expected return on pension assets.

     An additional accrued pension cost must be recognized if the accumulated benefit obligation exceeds the fair value of plan assets. The debit is either to an other asset-deferred pension cost or to a contra account to stockholders' equity entitled unrecognized pension cost. If the debit is less than unamortized balances of transition obligation, it is reported as an intangible asset. If the debit is greater than unamortized balances of transition obligation, the excess debit is reported as contra account to stockholders' equity.

     Convertible Bonds

     Conversion of convertible bonds into common shares is accounted for by the book value method. Under this method, unamortized bond issuance cost, accrued interest no longer payable and the carrying value of the bond are written off. In addition, common shares are recorded at the par value of the shares issued and the excess is recorded as capital surplus.

     Revenue Recognition

     Revenues from semiconductor packaging services that the Company provides are recognized upon shipment. Revenues from semiconductor testing services that the Company provides are recognized upon completion of the services or shipment. The Company does not take ownership of: (i) bare semiconductor wafers received from customers that the Company packages into finished semiconductors, and (ii) packaged semiconductors received from customers that the Company tests as to whether they meet certain performance specifications. The title and risk of loss remains with the customer for those bare semiconductors and/or packaged semiconductors. Accordingly, the cost of customer-supplied semiconductors materials is not included in the accompanying consolidated financial statements. Other criteria that the Company uses to determine when to recognize revenue are: (i) existence of persuasive evidence of the services provided, (ii) the selling price is fixed or determinable and (iii) collectibility is reasonably assured. The Company does not provide warranties to its customers except only in cases of defects in the packaging services provided and deficiencies in testing services provided. An appropriate sales allowance, based on historical experience, is recognized in the period as the sale is recognized.

     Research and Development Costs

     Research and development costs are charged to expenses as incurred.

     Income Taxes

     Tax effects of deductible temporary differences, unused tax credits and operating loss carryforward are recognized as deferred income tax assets, while those taxable temporary differences are recognized as deferred income tax liabilities. A valuation allowance is provided for deferred income tax assets based on the estimated reliability.

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

     Income taxes on undistributed earnings (10%) as determined by tax authority generated in 1998 and onwards for ASE Test, Inc. are recorded as expense in the following year when the shareholders have resolved that the earnings shall be retained.

     Foreign Currency Transactions and Translation of Foreign-Currency Financial Statements

     The functional and reporting currency of the Company is U.S. dollar, while the functional currencies of its major subsidiaries, ASE Test, Inc., ASE Test Malaysia and ISE Labs, Inc. are their local currencies, namely, New Taiwan dollar, Malaysian Ringgit and U.S. dollar, respectively. Foreign currency transactions, other than foreign currency forward exchange contracts, are recorded in the local currencies at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when foreign-currency assets and liabilities are settled, are credited or charged to income in the year of settlement. Year-end balances of foreign-currency assets and liabilities are restated based on prevailing exchange rates and the resulting differences are credited or charged to income.

     The financial statements of the subsidiaries are translated into U.S. dollars at the following rates: Assets and liabilities, current rate; shareholders' equity, historical rates; and income and expenses, average rate during the year. The net resulting translation adjustment is reported as a separate component of shareholders' equity.

     Derivative Financial Instruments

     Premiums or discounts on foreign currency forward exchange contracts which have been acquired to manage the risk associated with assets and liabilities denominated in foreign currencies arising from the difference between the forward rate and the spot rate at the date of each contract are deferred and amortized on the straight-line method over the contract periods. At year end, the balances of the forward exchange receivables or payables are restated based on prevailing exchange rates and the resulting gain or loss is credited or charged to income. Any exchange gain or loss when the contract is settled is also credited or charged to income. The difference between receivables and payables balance is netted and accounted for as either an current asset or current liability.

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

     Reclassifications

     Certain accounts for 2002 have been reclassified to conform to 2003 classifications.

 3.  NOTES AND ACCOUNTS RECEIVABLE--OTHER, NET                          2002          2003
                                                                      --------      --------

     Notes receivable                                                 $    334      $    261
     Accounts receivable                                                51,928        85,574
     Allowance for sales discounts and doubtful accounts (Note 2)       (2,971)       (3,266)
                                                                      --------      --------

                                                                      $ 49,291      $ 82,569
                                                                      ========      ========

     The change in allowance for sales allowances and doubtful accounts are as follows:

     Balance, beginning of 2001                                    $ 4,775
     Additions                                                       1,463
     Deductions                                                     (2,022)
                                                                   -------
     Balance, end of 2001                                            4,216
     Additions                                                         285
     Deductions                                                     (1,530)
                                                                   -------
     Balance, end of 2002                                            2,971
     Additions                                                       1,180
     Deductions                                                       (885)
                                                                   -------

     Balance, end of 2003                                          $ 3,266
                                                                   =======


 4.  INVENTORIES                                   2002             2003
                                                 --------         --------

     Raw materials                               $  5,241         $ 10,225
     Work in process                                  673            3,020
     Finished goods                                 1,307            1,650
     Supplies and spare parts                       6,464            7,155
     Materials in transit                             156             --
                                                 --------         --------
                                                   13,841           22,050
     Allowance for obsolescence                      (782)            (876)
                                                 --------         --------

                                                 $ 13,059         $ 21,174
                                                 ========         ========

     The change in allowance for obsolescence is as follows:

     Balance, beginning of 2001                                    $   994
     Additions                                                         105
     Deductions                                                         (9)
                                                                   -------
     Balance, end of 2001                                            1,090
     Deductions                                                       (308)
                                                                   -------
     Balance, end of 2002                                              782
     Additions                                                         206
     Deductions                                                       (112)
                                                                   -------

     Balance, end of 2003                                          $   876
                                                                   =======


 5.  LONG-TERM INVESTMENTS                       2002                     2003
                                         --------------------     --------------------
                                                       % of                     % of
                                         Carrying     Owner-      Carrying     Owner-
                                          Value        ship        Value        ship
                                        --------    ---------     -------     --------
     Equity method
       ASE Material Inc.                $  1,933        4.0       $ 2,177         4.0
       ASE (Chung Li) Inc.                70,896       30.0        72,063        27.6
       ASE Investment (Labuan) Inc.       19,467       30.0        28,155        30.0
                                        --------                  -------
                                          92,296                  102,395
                                        --------                  -------
     Cost method
       ASE Inc.                              961         --           970          --
       UC Fund II                          1,000         --         1,000          --
                                        --------                  -------
                                           1,961                    1,970

                                                                           (Continued)

     Allowance for losses (Note 2)                  $    (555)     $    (344)
                                                    ---------      ---------
                                                         1406          1,626
                                                    ---------      ---------

                                                    $  93,702      $ 104,021
                                                    =========      =========

     The investments in ASE (Chung Li) Inc. (incorporated in the ROC in April
     1999) and ASE Investment (Labuan) Inc. (incorporated in Malaysia in June
     1999) were made in connection with the acquisitions of the operations of the Motorola Semiconductor Products Sector Businesses in Chung Li, Taiwan and Paju, Korea, respectively.

     On October 28, 2003, ASE (Chung Li) Inc. and ASE Material Inc. entered into a merger agreement with ASE Inc. pursuant to which ASE (Chung Li) Inc. and ASE Material Inc. will be merged with and into ASE Inc. with as the surviving corporation. Upon the completion of the merger, all of the assets and liabilities of ASE (Chung Li) Inc. and ASE Material Inc. will be owned and assumed by ASE Inc., and the operations of ASE (Chung Li) Inc. and ASE Material Inc. will be integrated with the operations of ASE Inc. The merger is to be consummated by means of a share exchange pursuant to which the respective shareholders (other than ASE Inc.) of ASE (Chung Li) Inc. and ASE Material Inc. will receive common shares of ASE Inc. in exchange for the common shares of each of ASE (Chung Li) Inc. and ASE Material Inc.

     The Company, together with ASE Inc., exercises significant influence over ASE Material Inc.'s operation. Accordingly, such investment is accounted for using equity method.

 6.  PROPERTIES--NET                                  2002           2003
                                                   ----------     ----------

     Cost
        Land                                       $    3,892     $    2,306
        Long-term land leasehold rights                 1,789          1,789
        Building and improvements                      95,781         93,177
        Machinery and equipment                       808,380        892,304
        Furniture and fixtures                         13,466         16,430
        Leased assets--machinery and equipment         12,508         23,904
        Machinery in transit and prepayments           34,758         71,492
        Construction in progress                          589             20
                                                   ----------     ----------
                                                      971,163      1,101,422
                                                   ----------     ----------
     Accumulated depreciation
        Long-term land leasehold rights                   251            283
        Building and improvements                      25,533         30,087
        Machinery and equipment                       402,634        480,639
        Furniture and fixtures                          7,347          9,854
        Leased assets--machinery and equipment          3,902          8,473
                                                   ----------     ----------
                                                      439,667        529,336
                                                   ----------     ----------

                                                   $  531,496     $  572,086
                                                   ==========     ==========

     In the fourth quarter of 2002, the Company concluded that certain equipment was impaired. This determination was based on the Company's projected undiscounted future cash flows the Company directly associated with and expected to arise as a result of the use and eventual disposition of this equipment. The impairment resulted from the decline in usage of the equipment. The impairment loss recognized is the amount by which the carrying amount of the equipment exceeded its fair value, which was determined by the Company based on an analysis of discounted cash flows. For the year ended December 31, 2002, the impairment amounted to $35,321, which is included in impairment of long-lived assets in the consolidated statements of income operations. Upon recording of the impairment loss, the adjusted carrying amount of the equipment became its new cost basis, which will be depreciated over the remaining useful life of the equipment.

     Capitalized interest consists of the following:

                                                           2001        2002          2003
                                                         -------      -------      -------

     Total interest expense including capitalization     $19,190      $17,591      $14,997
     Capitalized interest cost                               161          904        1,451
     Interest rate for capitalization                         9%           3%           3%


 7.  CONSOLIDATED DEBITS

     Consolidated debits represent goodwill arising from the purchases of shares of ISE Labs. Amortization of goodwill is reflected in general and administrative expenses in the consolidated statements of income and was $7,530, $10,105 and $10,105 for the years ended December 31, 2001, 2002 and
     2003, respectively.


 8.  SHORT-TERM BORROWINGS

     These represent the revolving bank loans and letters of credit loans for purchase of material and machinery that bear interest rates from 2.22% to 2.57% in 2002 and 1.45% to 2.14% in 2003.

     As of December 31, 2003, unused credit lines for short-term borrowings, including commercial paper and bank acceptances, totaled approximately $33,000.

 9.  COMMERCIAL PAPER

     Commercial paper bore interest rates ranging from 1.78% to 1.85% in 2002 and 1.05% to 1.20% in 2003.


10.  LONG-TERM DEBT                                      2002           2003
                                                      ---------      ---------

     Convertible notes                                $ 198,973      $    --
     Bank loans                                          59,600        193,972
     Revolving bank loans and acceptance payables         8,588         10,000
     Capital lease obligation (Note 19)                  12,835          7,806
     Debt from affiliate                                   --           60,000
                                                      ---------      ---------
                                                        279,996        271,778
     Less:  Current portion                             (35,725)       (23,750)
                                                      ---------      ---------

                                                      $ 244,271      $ 248,028
                                                      =========      =========

     a.   Convertible notes

          On June 29, 1999, ASE Test Finance issued $160 million of 1% guaranteed convertible notes due July 1, 2004. The proceeds from the issuance of the convertible notes were used to finance the acquisitions of ISE Labs and the Motorola Semiconductor Products Sector Businesses in Taiwan and Korea. On August 19, 2003, ASE Test Finance redeemed and cancelled the total outstanding convertible notes with payments of $209,005, which resulted in an extraordinary loss of $2,203.

          Under ROC GAAP, the loss incurred of $2,203, as a result of the early redemption and cancellation of the convertible bonds was recorded as an extraordinary loss. Under U.S. GAAP, the loss would not qualify as extraordinary and would have been included in other expenses.

     b.   Bank loans

                                                                                                2002         2003
                                                                                              --------     --------

          ASE Test, Inc
              Repayable in quarterly installments through July 2006, interest at 4.65%
                in 2002 and 4.44% in 2003                                                     $  9,491     $  8,905
              Repaid in March 2003, interest at 3.0%                                               834         --
              Repayable in quarterly installments through December 2004, interest at
                3.000% in 2002 and 2.525% in 2003                                                4,314        2,208
              Repayable in quarterly installments through March 2004, interest at
                3.000% to 3.700%in 2002 and 2.525% to 2.750% in 2003                             3,595          736
              Repayable in quarterly installments through March 2006, interest at
                3.15%                                                                             --          5,888
              Repayable in quarterly installments through December 2006, interest at
                4.500% in 2002 and 4.025% in 2003                                               11,504       11,775
              Repayable in quarterly installments through January 2007, interest at
                4.500% in 2002 and 3.775% in 2003                                               11,504       11,775
                                                                                              --------     --------
                                                                                                41,242       41,287
                                                                                              --------     --------


          ISE Labs
              Borrowing under line of credit of $10 million, early repaid in February
              2003, interest at 4.25%                                                            3,022         --
              Borrowings under line of credit of $14 million
                Repaid in May 2003, interest at 4.25%                                            1,873         --
                Early repaid in December 2003, interest at 7.75%                                   494         --
              Equipment loan, interest at 4.25%, early repaid in February 2003                   9,000         --
              Mortgage bank loan, interest at 7.92% in 2002 and 2003, due through
                May 2009                                                                         3,465        2,685
              Equipment loan, interest at 4.25%, early repaid in February 2003                     504         --
                                                                                              --------     --------
                                                                                                18,358        2,685
                                                                                              --------     --------
          ASE Test Finance
              Repayable in semi-annually installments through June 2008, interest
                at 2.27%                                                                          --        150,000
                                                                                              --------     --------

                                                                                              $ 59,600     $193,972
                                                                                              ========     ========

          The loan obtained in 2003 by ASE Test Finance which specified for use in the redemption of its convertible notes issued in 1999 is repayable in semi-annual installments starting June 2005 to June 2008 and bears interest of 2.27% in 2003. The Company, ASE Inc. and ASE Test, Inc. provided guarantees for ASE Test Finance's payment obligations under the facility. Under the guaranty, ASE Test is required to maintain certain financial ratios and the tangible net worth of ASE Test shall not be less than $400 million at any time.

          The abovementioned bank loan contracts have variable interest rates and are subject to adjustments by banks or changes in prime rate. In addition, several of the loan agreements have default provisions, whereby a default under one debt agreement may also trigger cross-defaults under other debt agreements.

          The bank loan agreements provide that the interest rates are adjusted based on market rates.

     c.   Revolving bank loans and acceptance payables

                                                                                             2002          2003
                                                                                           --------      -------

          ASE Test, Inc.
              Principal (under a syndicated money market instrument issuing facility agreement of NT$1.5 billion)--revolving within 5 years, repaid in May
              2003, interest at 2.855%-2.915%                                              $  8,628      $  --
          ASE Electronics (M) Sdn. Bhd
              Revolving bank loan, repayable in 8 quarterly installments through March
              2006, interest at 1.89% to 2.07%                                                 --         10,000
                                                                                           --------      -------
                                                                                              8,628       10,000
          Less--unamortized discounts                                                           (40)        --
                                                                                           --------      -------

                                                                                           $  8,588      $10,000
                                                                                           ========      =======

     d.   Debt from affiliate

          On August 22, 2003, ASE Test Finance obtained a loan of $60,000 from its affiliatei-DJ&R Holding Ltd. due February 2005, which bears interest at 2.27%. Interest expense amounted to $483 in 2003.


     Long-term debt by currencies is detailed as follows:

                                           2002                     2003
                                       -------------            -------------

     New Taiwan dollars                NT$ 1,732,584            NT$ 1,403,803
     U.S. dollars                      US$   230,166            US$   230,453

     The translations of New Taiwan dollar debt amounts into U.S. dollar amounts are included solely for the convenience of readers and have been made at the rate of NTD$33.97 to $1 U.S., the December 31, 2003 average exchange rate by Bank of Taiwan. Such translations should not be construed as representations that the New Taiwan dollar amounts could be converted into U.S. dollars at the above or any other rate.

     As of December 31, 2003, the maturities of long-term debt are as follows:

     Within the following year                                     $   23,750
     During the second year                                            97,280
     During the third year                                             58,761
     During the fourth year                                            61,455
     During the fifth year and thereafter                              30,532
                                                                   ----------

                                                                   $  271,778
                                                                   ----------


11.  SHAREHOLDERS' EQUITY

     The numbers of shares for all periods have been restated for the two-for-one stock splits effected on February 8, 1998 and April 5, 1999.

     Under the ROC Company Law, capital surplus from prior years' gains on disposal of properties has been transferred to retained earnings in the 2002 general shareholders' meeting.

     The Articles of Incorporation of ASE Test, Inc. provide that the annual net income as determined under ROC GAAP shall be appropriated as follows:

     a.   Offset against deficit; if any;

     b. 10% of the remainder as legal reserve, until the accumulated amount equals paid-in capital;

     c. Not more than 2% of the remainder, as compensation to directors and supervisors; between 3% to 7% of the remainder, as bonus to employees.

     The aforementioned appropriations shall be approved by the shareholders in the following year and given effect in the financial statements of such year.

     Under the ROC Company Law, the aforementioned legal reserve may be used to offset a deficit. Also, when the reserve has reached 50% of capital, up to 50% thereof may be transferred to capital. This legal reserve amounted to $16,561 as of December 31, 2003 and is included in the consolidated retained earnings.

12.  PENSION PLAN

     ASE Test, Inc. has a defined benefit pension plan for its regular employees. Retirement benefits are based on the length of service and average salaries or wages of the last six months before retirement. ISE Labs, Inc. has a defined contribution savings plan ("401k plan") for eligible employees. This plan permits employees to make contributions up to the maximum limits allowable under Internal Revenue Code Section 401k. ASE Test Malaysia also has a defined contribution plan. ASE Test, Inc. makes monthly contributions, at 2% of salaries and wages, to plan assets which are in the name of, and are administered by, the employee pension plan committee and are deposited in the Central Trust of China (the "CTC"), a government agency. CTC may invest the assets of the plan assets in stocks, bonds and other securities. Information relating to such investments is unavailable to ASE Test, Inc. The changes in the fair value of plan assets during the periods indicated are summarized as follows:

                                                 2001         2002       2003
                                                -------      ------     ------

     Balance, beginning of year                 $ 1,341      $1,542     $1,892
     Contributions                                  247         304        414
     Payments                                       (21)       --         --
     Interest income                                 57          39         30
     Exchange difference                            (82)          7         50
                                                -------      ------     ------

     Balance, end of year                       $ 1,542      $1,892     $2,386
                                                =======      ======     ======

     The plan assets deposited in the CTC allocations at December 31, 2003, by category, are as follows:

     Type of Investment                                          Allocation(%)
     ------------------                                          -------------
     Cash                                                                45
     Government Loan                                                     12
     Equity                                                              27
     Notes                                                               15
     Bond                                                                 1
                                                                   --------

                                                                        100
                                                                   ========

     Pension costs for ASE Test, Inc. consist of:

                                                     2001         2002          2003
                                                    -------      -------      -------

     Service costs                                  $   479      $ 1,024      $ 1,709
     Interest                                           146          183          219
     Projected return on pension assets                 (86)         (85)         (76)
     Amortization of prior period service cost,
       gain or loss on plan assets, etc                  16           41           88
                                                    -------      -------      -------

                                                    $   555      $ 1,163      $ 1,940
                                                    =======      =======      =======

     Other pension information based on actuarial calculations of the plan during the periods indicated are as follows:

                                                            2001         2002          2003
                                                           -------      -------      --------
     a.   Benefit obligations

          Vested benefit obligation                        $     9      $    10      $    941
          Non-vested benefit obligation                      2,005        3,438         5,437
                                                           -------      -------      --------
          Accumulated benefit obligation                     2,014        3,448         6,378
          Additional benefits based on future salaries       1,600        2,743         4,477
                                                           -------      -------      --------
          Projected benefit obligation                       3,614        6,191        10,855
          Fair value of assets                              (1,542)      (1,892)       (2,386)
                                                           -------      -------      --------
          Funded status                                      2,072        4,299         8,469
          Unrecognized net transition obligation              (178)        (170)         (164)
          Unrecognized actuarial loss                       (1,084)      (2,462)       (5,054)
          Additional accrued pension cost                     --           --             741
                                                           -------      -------      --------

          Accrued pension cost                             $   810      $ 1,667      $  3,992
                                                           =======      =======      ========

     The additional accrued pension cost was treated as other asset and unrecognized pension cost amounting to $163 and $578, respectively.


     b.   Vested obligation                                 $   10     $   11     $   990
                                                            ======     ======     =======

     c.   Actuarial assumption

          Discount rate                                      5.00%      3.50%       3.25%
          Increase in future salary level                    3.00%      3.00%       3.00%
          Expected rate of return on plan assets             5.00%      3.50%       3.25%

     d. ASE Test, Inc. expects to make contributions of $486 to its pension fund in 2004.

     e.   Expected benefit payments:

          Year of Payments
          ----------------

          2004                                                       $   543
          2005                                                            29
          2006                                                           215
          2007                                                           344
          2008                                                            29
          2009 to 2053                                                88,590

     Plan assets and obligations reflected herein were measured as of December 31, 2003.

     The Company has no other post-retirement or post-employment benefit plans.

13.  EMPLOYEE STOCK OPTION PLANS

     The Company has five stock option plans, the 1996 Executive Management Option Plan (the "1996 Plan"), and the 1997, 1998, 1999 and 2000 Option Plans. Stock options granted under these plans are exercisable for the ordinary shares of the Company based on a vesting schedule over five years until the options expire. The Company applies U.S. GAAP to the accounting for stock options granted under these plans (see Note 24f).


14.  EMPLOYEES BENEFITS, DEPRECIATION AND
     AMORTIZATION

                                                   2002                                        2003
                                      ----------------------------------------    ----------------------------------------
                                        Cost           Expense        Total         Cost           Expense        Total
                                      ----------     ----------     ----------    ----------     ----------     ----------
     Employees benefits
       Salary                         $   39,402     $   15,626     $   55,028    $   45,268     $   16,326     $   61,594
       Insurance                           2,969          1,273          4,242         3,570          1,425          4,995
       Pension costs                         878            335          1,213             1            543            544
       Meal                                4,737          2,284          7,021         5,040          2,336          7,376
                                      ----------     ----------     ----------    ----------     ----------     ----------
                                      $   47,986     $   19,518     $   67,504    $   53,879     $   20,630     $   74,509
                                      ==========     ==========     ==========    ==========     ==========     ==========

     Depreciation                     $  135,347     $    5,115     $  140,462    $  124,461     $    2,983     $  127,444
     Amortization                     $    2,446     $   11,343     $   13,789    $    3,924     $   11,009     $   14,933


15.  INTEREST-NET                                                                    2001           2002           2003
                                                                                  ----------     ----------     ----------

     Interest expense                                                             $   19,029     $   16,687     $   13,546
     Interest income                                                                  (5,246)        (2,291)          (923)
                                                                                  ----------     ----------     ----------

     Net                                                                          $   13,783     $   14,396     $   12,623
                                                                                  ==========     ==========     ==========


16.  INCOME TAX

     a. Income tax expense (benefit) attributable to continuing operations consists of the following:

                                                                                    2001           2002           2003
                                                                                  ----------     ----------     ----------

          Income tax currently benefit                                           $    (2,927)   $    (3,005)   $    (5,541)
          Income taxes on undistributed earnings                                       4,119            566            756
          Net change in deferred income tax assets (liabilities) for the
            period                                                                     4,375         (7,804)        (1,207)
          Adjustment of prior year's income tax                                          955              -              -
                                                                                  ----------     ----------     ----------

                                                                                  $    6,522    $   (10,243)   $    (5,992)
                                                                                  ==========     ==========     ==========

     b. Reconciliation of income taxes attributable to continuing operations for the years ended December 31, 2001, 2002 and 2003 calculated at the statutory rate and the income tax expense (benefit) is as follows:

                                                                              2001          2002          2003
                                                                            --------      --------      -------
          ASE Test, Inc.
          --------------

          Tax expense (benefit) based on pretax accounting income
            (loss) at statutory rate (25%)                                  $  1,407      $ (2,453)     $ 7,505
          Add (deduct) tax effects of:
             Permanent differences
                 Tax-exempt income--tax holiday                                 (659)       (1,070)      (4,581)
                 Tax-exempt income--Gain from sales of securities               (135)         (122)          (3)
             Temporary differences
                 Investment loss (income)                                        (77)          256          (49)
                 Unrealized foreign exchange loss (gain)                         (17)          155          (64)
                 Depreciation                                                   --            --         (1,309)
                 Impairment loss on fixed assets                                --           3,825         --
                 Other                                                           114           227          438
             Credits for investment in machinery and equipment, and
               research and development                                       (4,752)       (1,342)      (2,720)
             Net change in deferred income tax for the period                 11,778        (3,990)      (4,644)
          Adjustment of prior year's income tax                                  955          --           --
          Income taxes on undistributed earnings                               4,119           566          756
          Other                                                                 (151)         --           --
                                                                            --------      --------      -------
          Income tax expense (benefit)                                        12,582        (3,948)      (4,671)
                                                                            --------      --------      -------

          ASE Test Malaysia
          -----------------

          Tax benefit based on pretax accounting loss at statutory rate
             (28%)                                                              (391)       (1,478)        (320)
          Add (deduct) tax effects of:
             Permanent differences                                                83            42         (230)
             Temporary differences
                 Depreciation and capital allowance                           (4,371)       (1,217)        (294)
                 Provisions and deferred assets                                  441            62          294
                 Unabsorbed capital allowances                                 4,380         2,280          373
                 Other                                                          --             372          296
             Deferred                                                         (1,737)       (1,001)         579
                                                                            --------      --------      -------
             Income tax expense (benefit)                                     (1,595)         (940)         698
                                                                            --------      --------      -------

          ISE Labs, Inc.
          --------------

          Tax benefit based on pretax accounting loss at statutory rate
            (federal tax rate 35% and state tax rate 6%)                      (6,636)      (18,143)      (6,029)
          Add (deduct) tax effects of:
             Permanent differences                                               146            12         (312)
             Utilization of loss carryforward                                   --          (1,000)        --
             Loss to be carryforward                                           5,283        12,877        1,699
             Deferred                                                         (5,666)         --          2,858
             Foreign tax rate adjustment and other                             2,408           899         (235)
                                                                            --------      --------      -------
             Income tax benefit                                               (4,465)       (5,355)      (2,019)
                                                                            --------      --------      -------

          Income tax expense (benefit)                                      $  6,522      $(10,243)     $(5,992)
                                                                            ========      ========      =======

          A portion of ASE Test, Inc.'s income from the testing of semiconductors is exempt from income tax for five years ending December 2005. ASE Test Malaysia has been granted pioneer status by Ministry of International Trade and Industry in Malaysia for five years from July 1, 1999 to June 30, 2004. During year 2003, the Company has applied to the relevant authorities to surrender its pioneer status in line with the 2003 budget proposal, which allows a pioneer company that intends to undertake reinvestment before the expiry of its pioneer status, the option to surrender its pioneer certificate to qualify for reinvestment allowance. The Company has applied for the cancellation of its pioneer certificate with effective from September 21, 2002, the date of announcement of the 2003 budget proposal. As of December 31, 2003, the surrendering of the pioneer status is subject to the approval from the relevant authorities. The per share effect (basic earnings per share) of tax holiday is $0.01 in 2001, $0.01 in 2002 and $0.05 in 2003.

          Undistributed earnings of the Company's subsidiaries amounted to $288,877, as at December 31, 2003. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for income tax has been provided thereon.

     c.   Deferred income tax assets and liabilities are summarized as follows:

                                                                              2002           2003
                                                                           ----------     ----------

         Current deferred income tax assets
            ISE Labs, Inc.
                Accrued liabilities and reserve                            $        -     $      909
                Amortization and other                                            855              -
                                                                           ----------     ----------
                                                                                  855            909
            ASE Test, Inc.--unused tax credits                                  5,517          9,047
            ASE Test Malaysia--depreciation and capital allowance                   -             94
                                                                           ----------     ----------
                                                                                6,372         10,050
            Less--valuation allowance                                          (4,851)        (3,748)
                                                                           ----------     ----------

                                                                           $    1,521     $    6,302
                                                                           ==========     ==========

         Non-current deferred income tax assets (liabilities)
            ASE Test, Inc.--unused tax credits                             $   18,488     $   19,048
                                                                           ----------     ----------
            ASE Test Malaysia
                Tax effect of carryforward tax losses                             404            209
                Tax effect of unabsorbed capital allowances                     7,090          5,372
                Other                                                             291            110
                                                                           ----------     ----------
                                                                                7,785          5,691
                                                                           ----------     ----------
            ISE Labs, Inc.
                Net operating loss carryforward                                 9,950          5,241
                Deferred rent                                                     725            818
                Credit and others                                                 480            480
                From foreign subsidiaries                                         228            174
                                                                           ----------     ----------
                                                                               11,383          6,713
                                                                           ----------     ----------
                                                                               37,656         31,452
            Less--valuation allowance                                          (4,766)        (7,639)
                                                                           ----------     ----------
                                                                               32,890         23,813

            ASE Test Malaysia
                Timing difference between tax capital allowances
                  and depreciation of property, plant and equipment            (5,047)        (3,626)
                                                                           ----------     ----------

                                                                                          (Continued)

                                                      2002           2003
                                                  -----------    -----------
             ISE Labs, Inc.
                 Depreciation                     $    (6,979)   $    (3,473)
                 From foreign subsidiaries               (623)           (52)
                                                  -----------    -----------
                                                       (7,602)        (3,525)
                                                  -----------    -----------

                                                  $    20,241    $    16,662
                                                  ===========    ===========

          Non-current income tax liabilities
             Goodwill amortization                $    (1,026)   $    (1,021)
                                                  ===========    ===========

          In assessing the reliability of deferred income tax assets, the Company considers its future taxable earnings and expected timing for the reversal of temporary differences. In addition, in the event future taxable earnings do not materialize, the Company will consider executing certain tax planning strategies available to realize the deferred income tax assets. The valuation allowance is provided to reduce the gross deferred income tax assets to an amount which the Company believes will more likely than not be realized. Deferred income tax assets and liabilities are classified in the consolidated balance sheets based on the classification of the related assets or liabilities or the expected timing of the reversal of temporary differences.

     d. As of December 31, 2003, unused tax credits of ASE Test, Inc. which can be utilized to offset its future income tax are set forth below:

          Year of Expiry
          --------------

          2004                                               $    9,047
          2005                                                    2,885
          2006                                                    6,883
          2007                                                    9,280
                                                             ----------

                                                             $   28,095
                                                             ----------

     In the ROC, the tax credits may be utilized to reduce up to 50% of income tax payable each year. In the expiring year, any remainder of unused tax credits can be used entirely.

     The U.S. Federal and California State net operating loss carryforward of ISE Labs, Inc. as of December 31, 2003 approximated $11.6 million and $22.1 million with expiration period in 2023 and 2013, respectively.

     Income tax returns of ASE Test, Inc. has been examined by the ROC tax authorities through 2000.

17.  RELATED PARTY TRANSACTIONS

     The significant related party transactions made by the Company and its parent company with ASE Inc. and its affiliates, ASE Material Inc., ASE (Chung Li) Inc., ASE Korea, Inc., ASE Holding Electronics (Philippine) Inc. ("ASE Philippine"), J&R Industrial Inc. ("J&R") and Hung Ching Development & Construction Co., ("HCDC") are as follows:



                                                           2001           2002           2003
                                                        ----------     ----------     ----------
     For the year
     ------------

     Purchase of machinery and equipment:
        ASE (Chung Li) Inc.                             $    2,353     $        -     $    4,659
        ASE Korea, Inc.                                        569          1,527          1,673
        ASE Philippine                                           -              -          1,619
        Other                                                  973              -             36
                                                        ----------     ----------     ----------
                                                                                     (Continued)

                                                 2001        2002        2003
                                                -------     -------     -------

                                                $ 3,895     $ 1,527     $ 7,987
                                                =======     =======     =======

     Purchase of buildings--HCDC                $12,503     $  --       $  --
                                                =======     =======     =======

     Purchase of raw materials:
        ASE Material Inc.                       $ 2,647     $ 5,670     $ 8,793
        ASE Inc.                                    774         533       1,217
        ASE Korea, Inc.                            --         1,412        --
        Other                                      --           300           9
                                                -------     -------     -------
                                                $ 3,421     $ 7,915     $10,019
                                                =======     =======     =======

     Sale of properties:
        ASE (Chung Li) Inc.                     $ 2,092     $   432     $ 5,953
        ASE Philippine                              657        --           345
        ASE Korea, Inc.                           3,373       1,734         105
        ASE Inc.                                     32        --          --
        J&R                                       1,341        --          --
                                                -------     -------     -------
                                                $ 7,495     $ 2,166     $ 6,403
                                                =======     =======     =======



                                                            2002        2003
                                                           -------     -------
     At year end

     Accounts receivable:
        ASE Inc.                                           $ 5,961     $ 5,220
        ASE (Chung Li) Inc.                                    701       3,591
        ASE Korea, Inc.                                      1,759       1,497
        ASE Philippine                                         918         804
        Other                                                    1         125
                                                           -------     -------
                                                           $ 9,340     $11,237
                                                           =======     =======


     Accounts payable:
        ASE Inc.                                           $ 1,448     $ 2,614
        ASE Korea, Inc.                                        444       1,780
        ASE Material Inc.                                      275       1,496
        ASE (Chung Li) Inc.                                    810       3,864
        ASE Philippine                                          26       1,619
        Other                                                 --           106
                                                           -------     -------
                                                           $ 3,003     $11,479
                                                           =======     =======

     These transactions were conducted at prices and terms comparable to those applied in transactions with unrelated companies, except for the purchases and sales of machinery and equipment which were recorded at net book values and the purchase of building from HCDC which was based on appraisal from an independent third party.

18.  ASSETS PLEDGED OR MORTGAGED

     The assets of ASE Test, Inc. and ISE Labs pledged or mortgaged as first priority collateral for bank loans and as guarantees for hiring of foreign laborers and for leasing of office building are summarized as follows:


                                                            2002        2003
                                                           -------     -------

     Machinery and equipment--net                          $46,957     $56,263
     Time deposits                                           1,237       3,288
                                                           -------     -------

                                                           $48,194     $59,551
                                                           =======     =======

     Total assets of ISE Labs amounting to $93,076 and property held for sale $2,853 as of December 31, 2002 and 2003 which are excluded in the above schedule, have been pledged as collateral for its bank loans.

19.  COMMITMENTS AS OF DECEMBER 31, 2003

     a. ASE Test, Inc. leases the land on which its buildings are situated under various operating lease agreements with the government expiring on various dates through December 2012. The agreements grant ASE Test, Inc. option to renew the leases and reserve the right for the lessor to adjust the lease charges upon an increase in the assessed value of the land and to terminate the leases under certain conditions. ASE Test, Inc. and ASE Test Malaysia lease machinery and equipment under non-cancelable operating lease. ISE Labs also leases office building and equipment under non-cancelable operating lease agreements expiring in December 2010. The rental expenses for the years ended December 31, 2001, 2002 and 2003 were $10,656, $9,936 and $10,427, respectively.
          The future minimum lease payments under above-mentioned operating leases are as follows:

          2004                                                         $27,895
          2005                                                          27,672
          2006                                                          21,792
          2007                                                           5,982
          2008 and thereafter                                            9,653
                                                                       -------

          Total minimum lease payments                                 $92,994
                                                                       =======

          In addition, ASE Test, Inc. also leases machinery and equipment under non-cancelable capital lease agreements. As of December 31, 2003, the net book value of the machinery and equipment acquired under the capital obligations amounted to $15,431. The future minimum lease payments under above-mentioned capital leases as of December 31, 2003 are as follows:

          2004                                                     $5,278
          2005                                                      3,122
          2006                                                         11
          2007                                                         10
          2008                                                          7
                                                                   ------
          Total minimum lease payments                              8,428
          Less:  Imputed interest                                    (622)
                                                                   ------
          Present value of future lease obligations                 7,806
          Capital lease obligation, current                        (4,772)
                                                                   ------

          Capital lease obligation, long-term                      $3,034
                                                                   ======

     b.   ASE Test, Inc. has unused letters of credit of $32,281.

     c. ASE Test, Inc., ASE Test Malaysia and ISE Labs, have commitments to purchase machinery and equipment of $106,485, $12,607 and $7,650, respectively.

     d. ASE Test, Inc. ISE Labs and ASE Test Malaysia engage outside sales agencies. Commissions and service fees were paid based on monthly incurred service-related costs and expenses plus 5% (there is limited amounts prescribed for costs and expenses incurred) or based on specific rate of net export sales. Such commissions and service fees for 2001, 2002 and 2003 were $6,248, $5,225 and $6,511, respectively.


20.  DERIVATIVE FINANCIAL INSTRUMENTS

     Information on derivative transactions are as follows:

     a.   Foreign currency options contracts

          Because ASE Test, Inc. expects to receive U.S. dollars from testing service and to pay Japanese yen or NT dollars for short-term borrowings and payable for fixed assets, ASE Test, Inc. has occasionally entered into foreign currency option contracts to manage exposures to exchange rate fluctuations. As of December 31, 2003, the outstanding contracts were as below.

                                  Amount
              Contract           (in millions)  Strike Price   Maturity Date
          --------------------   -------------  ------------   -------------

          Sell US$ Call/NT$ Put     $ 5.00      US$1:NT$34.08  January 13, 2004
          Sell US$ Call/JPY Put       3.00      US$1:JPY$115   January 14, 2004
          Sell US$ Call/JPY Put       2.00      (1)            January 19, 2004
          Buy US$ Put/JPY Call        1.00      (2)            January 19, 2004
          Buy US$ Put/JPY Call        1.00      (3)            January 19, 2004
          Buy US$ Put/JPY Call        1.00      (4)            January 19, 2004
          Buy US$ Put/JPY Call        1.00      (5)            January 19, 2004
          Buy US$ Put/NT$ Call        1.00      US$1:NT$34.35  January 29, 2004
          Sell US$ Call/NT$ Put       5.00      US$1:NT$34.08  February 13, 2004
          Sell US$ Call/JPY Put       2.00      (1)            February 19, 2004
          Buy US$ Put/JPY Call        1.00      (2)            February 19, 2004
          Buy US$ Put/JPY Call        1.00      (3)            February 19, 2004
          Buy US$ Put/JPY Call        1.00      (4)            February 19, 2004
          Buy US$ Put/JPY Call        1.00      (5)            February 19, 2004
          Buy US$ Put/NT$ Call        1.00      US$1:NT$34.38  February 26, 2004
          Sell US$ Call/JPY Put       2.00      (1)            March 18, 2004
          Buy US$ Put/JPY Call        1.00      (2)            March 18, 2004
          Buy US$ Put/JPY Call        1.00      (3)            March 18, 2004
          Buy US$ Put/JPY Call        1.00      (4)            March 18, 2004
          Buy US$ Put/JPY Call        1.00      (5)            March 18, 2004
          Sell US$ Call/NT$ Put       2.00      US$1:NT$34.60  April 29, 2004
          Sell US$ Call/NT$ Put       2.00      US$1:NT$34.60  May 28, 2004

          (1) If US$/JPY>112, strike price=112.
          (2) If 109<US$/JPY <= 112, strike price=112.
          (3) If 108<US$/JPY <= 109, strike price=113.
          (4) If 107<US$/JPY <= 108, strike price=114.
          (5) If 105<US$/JPY <= 107, ASET Test, Inc. will receive JPY 2,000,000.

          The gain arising from such outstanding contracts based on mark-to-market valuation as of December 31, 2003 was approximately $66.

          As of December 31, 2002, there were no outstanding contracts.

          The gain (loss) arising from such settled option contracts were immaterial in 2001, 2002 and 2003.

     b.   Forward exchange contract

          ASE Test Malaysia entered into forward contracts to manage exposures of foreign exchange rate fluctuations associated with its foreign currency liabilities. As of December 31, 2002 and 2003, there was no open forward contract. The gain (loss) arising from such settled forward contracts were immaterial in 2001, 2002 and 2003.

     c.   Transaction risk

          1)   Credit risk

               ASE Test, Inc. is exposed to credit risk in the event of non-performance of the counter parties to option contracts on maturity. In order to manage this risk, ASE Test, Inc. transacts only with financial institutions with good credit ratings. As a result, no material losses resulting from counter party defaults are anticipated.

          2)   Market risk

               Market risk is the exposure created by potential exposures to changes of foreign exchange rate related to its foreign-currency denominated assets and/or liabilities.

          3)   Liquidity risk and cash flow risk

               At the maturity of these contracts, ASE Test, Inc. has sufficient operating capital to meet cash requirements.


21.  NON-DERIVATIVE AND DERIVATIVE                                      2002                          2003
     FINANCIAL INSTRUMENTS                                    ------------------------     -------------------------
                                                               Carrying       Fair          Carrying        Fair
                                                                Value         Value          Value          Value
                                                              ----------    ----------     ----------     ----------
     Non-derivative financial instruments
     ------------------------------------

     Assets
        Cash and cash equivalents (including pledged
          time deposits)                                      $  120,065    $  120,065     $   74,237     $   74,237
        Short-term investments                                     2,500         2,500          6,000          6,000
        Notes and accounts receivable                             58,631        58,631         93,806         93,806
        Long-term investments                                     93,702        92,710        104,021        103,930

     Liabilities
        Short-term borrowings                                 $   24,597    $   24,597     $   17,096     $   17,096
        Commercial paper and bank acceptances payable             19,403        19,403         18,539         18,539
        Notes and accounts payable (including related
          companies)                                              18,435        18,435         43,860         43,860
        Payable for fixed assets                                  27,139        27,139         52,780         52,780
        Accrued expenses                                           8,993         8,993         12,599         12,599
        Long-term debts (including current portion)              279,996       279,996        271,778        271,778

     Derivative financial instruments
     --------------------------------

     Foreign currency options                                         --            --     $       66     $       66

     The carrying values of cash and cash equivalents, notes and accounts receivable, payable, short-term borrowings, commercial paper and bank acceptances payable and payable for fixed assets and accrued expenses approximate fair values because of the short maturity of these instruments. The fair values of short-term and long-term investments are determined based on market values or net equity values. The fair values of long-term debts are determined based on the estimated present values of future cash flows using the interest rates of similar debt instruments which the Company is able to obtain as the discount rate. Fair value of long-term debts is carrying value because floating interest rates are applied. The derivative financial instruments are recorded at their fair market values.


22.  SEGMENT AND GEOGRAPHICAL INFORMATION

     a.   Geographical information--Net revenue

                                                        2001                   2002                   2003
                                                 -------------------    -------------------    -------------------
                  Area                           Amount          %      Amount          %      Amount           %
         -----------------------------           ----------     ----    ----------     ----    ----------     ----

         North America                           $  225,657       76    $  219,038       73    $  258,401       66
         Asia                                        62,952       21        68,130       23       108,291       28
         Europe                                       9,850        3        14,778        4        25,224        6
         Australia                                        7        -            16        -            14        -
                                                 ----------     ----    ----------     ----    ----------     ----

                                                 $  298,466      100    $  301,962      100    $  391,930      100
                                                 ==========     ====    ==========     ====    ==========     ====

     b.  Geographical information--long-lived assets

                                                                               2002                   2003
                                                                        -------------------    -------------------
                                                                        Amount           %     Amount           %
                                                                        ----------     ----    ----------     ----



         Asia                                                           $  478,518       90    $  546,282       95
         North America                                                      52,978       10        25,804        5
                                                                        ----------     ----    ----------     ----

                                                                        $  531,496      100    $  572,086      100
                                                                        ==========     ====    ==========     ====

     c.   Major customers

          Customers accounting for 10% or more of total revenues are shown below:

                                                        2001                   2002                   2003
                                                 -------------------    -------------------    -------------------
                                                 Amount           %     Amount           %     Amount           %
                                                 ----------     ----    ----------     ----    ----------     ----


         Customer A                              $   48,940       16    $   35,501       12    $   63,727       16
                                                 ==========     ====    ==========     ====    ==========     ====


     d.   Reported segment information

          The Company has two reportable segments: Testing and Packaging. The Company packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics; provides testing services, including front-end engineering testing, wafer probing and final testing services. The accounting policies of the segments are the same as those described in Note 2. Segment information for the years ended December 31, 2001, 2002 and 2003 is as follows:

                                               Testing       Packaging      All Other       Totals
                                               -------       ---------      ---------       ------
          2001
          ----

          Revenue from external customers     $ 223,193      $  75,273      $    --        $ 298,466
          Interest revenue                          756            182          4,308          5,246
          Interest expense                       (5,909)          (195)       (12,925)       (19,029)
          Net interest expense                   (5,153)           (13)        (8,617)       (13,783)
          Depreciation and amortization         127,617         16,463            780        144,860
          Segment profit (loss)                 (23,258)         2,269        (20,775)       (41,764)
          Segment assets                        647,774         73,777        237,855        959,406
          Expenditures for segment assets        94,631          9,585           --          104,216

          2002
          ----

          Revenue from external customers       214,331         87,631           --          301,962
          Interest revenue                          178             53          2,060          2,291
          Interest expense                       (2,766)          (160)       (13,761)       (16,687)
          Net interest expense                   (2,588)          (107)       (11,701)       (14,396)
          Depreciation and amortization         124,723         17,751         11,777        154,251
          Segment loss                          (61,620)        (4,595)       (25,296)       (91,511)
          Segment assets                        576,987        110,169        239,343        926,499
          Expenditures for segment assets       110,044         15,965           --          126,009

          2003
          ----

          Revenue from external customers       257,490        134,440           --          391,930
          Interest revenue                          122             62            739            923
          Interest expense                       (1,957)          (149)       (11,440)       (13,546)
          Net interest expense                   (1,835)           (87)       (10,701)       (12,623)
          Depreciation and amortization         112,493         19,720         10,164        142,377
          Segment gain (loss)                     1,027             74         (8,405)        (7,304)
          Segment assets                        704,645        122,003        151,399        978,047
          Expenditures for segment assets       149,435         21,836           --          171,271


23.  SUMMARY OF SIGNIFICANT DIFFERENCES
     BETWEEN ACCOUNTING PRINCIPLES
     FOLLOWED BY THE COMPANY AND
     GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES IN THE UNITED STATES

     The Company's consolidated financial statements have been prepared in accordance with ROC GAAP, which differ in the following respects from U.S.
     GAAP:

     a.   Pension benefits

          U.S. Statement of Financial Accounting Standards (U.S. SFAS) No. 87, "Accounting for Pensions", was effective no later than the beginning of the first period for which a U.S. GAAP reconciliation is required. A portion of the unrecognized net transition obligation at the adoption date is to be allocated directly to equity. ASE Test, Inc. adopted U.S. SFAS No. 87 on January 1, 1987. ROC SFAS No. 18, which is substantially similar in many aspects to U.S. SFAS No. 87, was effective in 1996. Therefore, pension expense due to different adoption dates is adjusted.

     b.   Short-term investments

          Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market, and debt securities are carried at cost, with only unrealized losses recognized. Under U.S. SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity.

     c.   Bonuses to employees, directors and supervisors

          According to ROC regulations and the Articles of Incorporation of ASE Inc and ASE Test, Inc. a portion of the Company's distributable earnings should be set aside as bonuses to employees, directors and supervisors. Bonuses to directors and supervisors are always paid in cash. However, bonuses to employees may be granted in cash or stock or both. All of these appropriations, including stock bonuses which are valued at par value of NT$10, are charged against retained earnings under ROC GAAP after such appropriations are formally approved by the shareholders in the following year. Under U.S. GAAP, such bonuses are charged against income currently in the year earned. Shares issued as part of these bonuses are recorded at fair market value. Since the amount and form of such bonuses are not usually determinable until the shareholders' meeting in the subsequent year, the total amount of the aforementioned bonuses is initially accrued based on management's estimate regarding the amount to be paid in accordance with the Company's Articles of Incorporation. Any difference between the initially accrued amount and the fair market value of the bonuses upon the issuance of shares is recognized in the year of approval by shareholders.

          ASE Inc. pays the bonuses on behalf of the Company and does not require reimbursement. Under U.S. GAAP, bonus payments made by ASE Inc. directly to ASE Test, Inc.'s employees have been recorded as compensation expense, allocated to cost of revenues, research and development costs and selling, general and administrative expenses, as appropriate, and credited to capital surplus, consistent with the manner described above.


          Such bonuses under U.S. GAAP were charged to the costs and expenses as follows:




                                                                   2003
                                                                 ----------

         Cost of revenues                                        $    1,719
         Selling, general and administrative expenses                   957
         Research and development                                       218
                                                                 ----------

                                                                 $    2,894
                                                                 ----------

          Aside from the aforementioned regular bonus plan, ASE Inc., the parent of the Company, granted a special stock bonus to ASE Test, Inc.'s employees aggregating $5,800 and $6,900 in value of ASE Inc. shares in 1997 and 1999. ASE Test, Inc. required its employees who received the special stock bonus to work for an additional three years. Accordingly, the amount of $5,800 and $6,900 is being allocated over three years starting April 1998 and July 2000, respectively, as additional compensation expense in the consolidated statement of income under U.S. GAAP.

          ASE Inc. pays certain employee compensation amounts, by means of stock or stock options on behalf of the Company and does not require reimbursement. Under U.S. GAAP, such payments made by ASE Inc. directly to the employees of ASE Test and subsidiaries have been recorded as compensation expense, allocated to cost of revenues, research and development costs and selling, general and administrative expenses, as appropriate, and credited to capital surplus, consistent with the manner described above.

     d.   Depreciation of buildings

          Under ROC GAAP, the estimated life of a building can be up to 40 years based on ROC practices. For U.S. GAAP purposes, the useful lives of buildings is estimated to be 25 years.

     e.   Excess of book value on transfer of building between related parties

          ASE Test, Inc. purchased buildings and facilities from its affiliate, ASE Technology, in 1997. The purchase price from ASE Technology was based on market value. Such additional payment for the excess of book value of NT$17,667 (US$642) was capitalized by ASE Test, Inc. as allowed under ROC GAAP. Under U.S. GAAP, transfers of assets between related parties should not be recorded by the transferee at stepped-up values.

     f.   Impairment of long-lived assets

          Under U.S. GAAP, in accordance with U.S. SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets against the net book value of the assets. If the recoverability test indicates that an impairment has occurred, the impairment loss is the amount of the asset's net book value in excess of the related fair value. As there are no requirements related to the evaluation of recoverability of impairment of long-lived assets under ROC GAAP, the Company has selected the same accounting for impairment of long-lived assts as U.S. SFAS No. 144 for both ROC GAAP and U.S. GAAP reporting.

     g.   Derivative financial instruments

          There are no specific accounting standards under ROC GAAP which address measurement for derivative instruments, except for foreign currency forward contracts. Under ROC GAAP, forward contracts are accounted for in a manner similar to that required under U.S. SFAS No.
          52. Under U.S. GAAP, accounting for derivative instruments is covered under U.S. SFAS No. 133, as amended by U.S. SFAS No. 138, which require that all companies recognize derivative instruments as assets and liabilities in the statements of financial position at fair value. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge. Under U.S. GAAP, the Company does not apply hedge accounting, and derivatives have historically been, and continue to be, recorded on the consolidated balance sheets at fair value, with the changes in fair values recorded through current period earnings.

     h.   Stock option compensation

          For U.S. GAAP reporting, the Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", which measures compensation expense based on the difference, if any, between the market price of the underlying common shares and the exercise price of the stock option on the date of the grant. The Company is required under U.S. SFAS No. 123, "Accounting for Stock-based Compensation", to disclose the pro forma information regarding option grants to its employees computed as if the fair value method had been applied.

          In May 2001, the Company's directors exercised their stock options for 2,480,000 shares at $3.5 per share under the 1996 option plan. ASE Inc. decided, based on resolution of its Board of Directors, to purchase these shares from the directors at the prevailing market price of $14.27 per share on the same day the options were exercised. Under ROC GAAP, such share purchase is accounted for as additional investments of ASE Test Limited's shares by ASE Inc. However, under U.S. GAAP, the purchase of shares from employees within six months after exercise of a vested option creates a compensation expense equal to the difference between the market price of the share on the date of exercise and the market price on the date the options were granted. Consequently, the difference of $26,710 arising from such share purchase by ASE Inc. was recorded by the Company as compensation expense and credited to capital surplus.

     i.   Goodwill

          Under ROC GAAP, the Company amortizes goodwill arising from acquisitions over 10 years. Under U.S. GAAP, the Company adopted the provisions of U.S. SFAS No. 142 on January 1, 2002. U.S. SFAS No. 142 requires the Company to review for possible impairment of goodwill existing at the date of adoption and perform subsequent impairment tests on at least an annual basis. In addition, existing goodwill and intangible assets must be reassessed and classified consistently in accordance with the criteria set forth in U.S. SFAS No. 141 and U.S. SFAS No. 142. As a result, the Company will no longer amortize goodwill. Definite lived intangible assets will continue to be amortized over their estimated useful lives. The Company performed its annual impairment test during the fourth quarter and found no impairment. Total amortization expense of goodwill under ROC GAAP in 2001, 2002 and 2003 are $7,503, $10,105 and $10,105, respectively.

     j.   Undistributed earnings tax

          Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the ROC. Under ROC GAAP, the 10% tax on undistributed earnings is recorded as an expense at the time the shareholders resolve that the Company's earnings shall be retained. Under U.S. GAAP, the Company measures its income tax expense, including the tax effects of temporary differences, using the rate that includes the tax on undistributed earnings.

     The following reconciles net loss and shareholders' equity under ROC GAAP as reported in the consolidated financial statements to the approximate net loss and shareholders' equity amounts as determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

                                                                                  2001          2002          2003
                                                                                --------      --------      --------
     Net loss
     --------

          Net loss based on ROC GAAP                                            $(45,759)     $(81,268)     $ (3,515)
                                                                                --------      --------      --------
          Adjustments:
             a.  Pension benefits                                                      7             7             8
             c.  Bonuses to employees, directors and supervisors:
                    Regular bonuses                                                2,666          --          (2,894)
                    Special stock bonuses                                         (2,619)       (2,084)       (1,040)
             d.  Depreciation of buildings                                          (526)         (446)         (446)
             e.  Excess of book value of building transferred between
                 related parties                                                      13            13            13
             h.  Stock option compensation                                       (26,710)         --          (6,070)
             i.  Goodwill amortization in:
                    Consolidated subsidiary                                         --          10,105        10,105
                    Equity-method investee                                          --             348           348
                                                                                --------      --------      --------
          Net increase (decrease) in net loss                                    (27,169)        7,943            24
                                                                                --------      --------      --------

          Net loss based on U.S. GAAP                                           $(72,928)     $(73,325)     $ (3,491)
                                                                                ========      ========      ========
                                                                                                           (Continued)

                                                                         2001              2002              2003
                                                                     ------------      ------------      ------------

     Loss per share (In U.S. Dollars)
        Basic                                                        $      (0.77)     $      (0.74)     $      (0.04)
                                                                     ============      ============      ============
        Diluted                                                      $      (0.77)     $      (0.74)     $      (0.04)
                                                                     ============      ============      ============
     Number of shares (Note 24e)
        Basic                                                          94,921,412        98,600,205        99,110,225
                                                                     ============      ============      ============
        Diluted                                                        94,921,412        98,600,205        99,110,225
                                                                     ============      ============      ============

     Shareholders' equity
     --------------------

     Shareholders' equity based on ROC GAAP                          $    597,523      $    538,939      $    545,987
                                                                     ------------      ------------      ------------
     Adjustments:
        a.  Pension benefits and additional liability variance                (66)              (59)             (119)
        c.  Bonuses to employees, directors and supervisors                  --                --              (2,194)
        d.  Depreciation of buildings                                        (737)           (1,183)           (1,629)
        e.  Excess of book value of building transferred between
            related parties                                                  (557)             (544)             (531)
        i.  Goodwill amortization in:
               Consolidated subsidiary                                       --              10,105            20,210
               Equity-method investee                                        --                 348               696
     Effect of U.S. GAAP adjustment on cumulative translation
       adjustment                                                              89                91                79
                                                                     ------------      ------------      ------------
     Net increase (decrease) in shareholders' equity                       (1,271)            8,758            16,512
                                                                     ------------      ------------      ------------

     Shareholders' equity based on U.S. GAAP                         $    596,252      $    547,697      $    562,499
                                                                     ============      ============      ============

     Changes in shareholders' equity based on U.S. GAAP
     --------------------------------------------------

     Balance, beginning of year                                      $    638,750      $    596,252      $    547,697
     Net loss for the year                                                (72,928)          (73,325)           (3,491)
     Issuance of new shares under stock option plans                       19,854            20,778             4,290
     Unrecognized pension cost                                               --                --                (646)
     ASE Inc. shares to be distributed as bonus to employees                3,419             2,071             1,740
     Stock option compensation from ASE Inc.                                 --                --               6,070
     ASE Inc. purchase of exercised stock options                          26,710              --                --
     Cumulative translation adjustment for subsidiaries                   (19,632)            2,090             8,226
     Adjustment from changes in ownership percentage of
       investees                                                              (20)             --              (1,598)
     Unrealized holding gain (loss) on equity securities                       99              (169)              211
                                                                     ------------      ------------      ------------

     Balance, end of year                                            $    596,252      $    547,697      $    562,499
                                                                     ============      ============      ============

     A reconciliation of the significant balance sheet accounts to the amounts as determined under U.S. GAAP is as follows:



                                                                                             2002           2003
                                                                                          ----------     ----------
     Long-term investment
     --------------------

     As reported                                                                          $   93,702     $  104,021
     U.S. GAAP adjustments--goodwill amortization                                                348            696
                                                                                          ----------     ----------

     As adjusted                                                                          $   94,050     $  104,717
                                                                                          ==========     ==========

                                                                                                         (Continued)

                                                                                     2002          2003
                                                                                   --------      --------
     Building and improvements
     -------------------------

      As reported                                                                  $ 70,248      $ 63,090
      U.S. GAAP adjustments
         Effect of adjustments on useful life                                        (1,183)       (1,629)
         Excess of adjustments on building transferred between related parties         (544)         (531)
      Effect of change in exchange rate                                                 132           132
                                                                                   --------      --------

      As adjusted                                                                  $ 68,653      $ 61,062
                                                                                   ========      ========

      Other asset
      -----------

      As reported                                                                  $  5,614      $ 13,378
      U.S. GAAP adjustments--accrued additional liability variance                     --            (163)
                                                                                   --------      --------

      As adjusted                                                                  $  5,614      $ 13,215
                                                                                   ========      ========

      Consolidated debits
      -------------------

      As reported                                                                  $ 72,322      $ 62,217
      U.S. GAAP adjustments--goodwill amortization                                   10,105        20,210
                                                                                   --------      --------

      As adjusted                                                                  $ 82,427      $ 82,427
                                                                                   ========      ========

      Accrued expenses and other
      --------------------------

      As reported                                                                  $ 10,286      $ 16,678
      U.S. GAAP adjustments--bonus to employees, directors and supervisors             --           2,194
      Effect of change in exchange rate                                                --               9
                                                                                   --------      --------

      As adjusted                                                                  $ 10,286      $ 18,881
                                                                                   ========      ========

      Accrued pension cost
      --------------------

      As reported                                                                  $  1,667      $  3,992
      U.S. GAAP adjustments
     --pension benefits                                                                  59            51
     --accrued additional liability variance                                           --             (95)
      Effect of change in exchange rate                                                  41            44
                                                                                   --------      --------

      As adjusted                                                                  $  1,767      $  3,992
                                                                                   ========      ========

     As a result of the adjustments presented above, the amounts of total assets based on U.S. GAAP were $935,357 and $996,762 as of December 31, 2002 and 2003, respectively. Total liabilities based on U.S. GAAP were $387,660 and $434,263 as of December 31, 2002 and 2003, respectively.

24.  ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

     a.   Recently issued accounting standards

     In June 2001, the FASB issued U.S. SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement requires, among other provisions, retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long-lived asset. The capitalized element is required to be expensed using a systematic and rational method over its useful life. We adopted U.S. SFAS No. 143 on January 1, 2003, which did not have a material impact on our financial results.

     In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. SFAS No. 146 replaces the previous accounting guidance provided by the Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002 and adoption of this statement did not have a material impact on the Company's financial position, results of operations or cash flows.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statement of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares those that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embodies obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer's shares (excluding certain financial instruments indexed partly to the issuer's equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on the Company's financial position, cash flows or results of operations.

     In November 2002, the FASB issued Interpretation Number ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other". This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002 and have been adopted in the financial statements. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of the recognition and initial measurement requirements of FIN No. 45 did not have a material impact on the Company's financial position, cash flows or results of operations.

          In November 2002, the FASB Emerging Issues Task Force ("EITF") reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables," related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. This method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this consensus did not have a material impact on the Company's financial position, cash flows or results of operations..

          In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" and provides guidance on the identification of entities for which control is achieved through means other than voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003 the FASB issued FIN 46R which defers the implementation date to the end of the first reporting period after March 15, 2004 unless the Company has a special purpose entity in which case the provisions must be applied for fiscal years ending December 31, 2003. The Company does not have a special purpose entity therefore they will adopt the provisions in December 2004.

     b Significant investees--ASE (Chung Li) Inc. The summarized financial information of significant investees is as follows:

          ASE (Chung Li) Inc.
          -------------------

          1)   Selected balance sheet information



                                                        2002           2003
                                                     ----------     ----------

               Current assets                        $   59,349     $   90,471
               Non-current assets                       281,476        305,941
               Current liabilities                       51,191         81,737
               Non-current liabilities                   53,313         53,956

          2)   Selected income statement information



                                                                 2001           2002           2003
                                                              ----------     ----------     ----------

               Net sales                                      $  145,305     $  149,711     $  175,543
               Gross profit                                       20,807         26,418         26,387
               Pre-tax income from continuing operations           4,275         10,379          2,933
               Net income                                          1,274         10,806          5,513

     c.   Pension

          According to U.S. SFAS 132, the pension information is disclosed below:

                                                                          2001         2002         2003
                                                                         -------      -------      --------

          Components of net periodic benefit cost
             Service cost                                                $   479      $ 1,024      $  1,709
             Interest cost                                                   146          183           219
             Expected return on plan assets                                  (86)         (85)          (76)
             Amortization of prior service cost                                9           34            80
                                                                         -------      -------      --------

          Net periodic benefit cost                                      $   548      $ 1,156      $  1,932
                                                                         =======      =======      ========

          Change in benefit obligation
             Benefit obligation at beginning of year                     $ 2,489      $ 3,614      $  6,191
             Service cost                                                    479        1,024         1,709
             Interest cost                                                   146          183           219
             Actuarial gain                                                  702        1,363         2,535
             Benefits paid                                                   (21)        --            --
             Exchange difference                                            (181)           7           201
                                                                         -------      -------      --------
             Benefit obligation at end of year                             3,614        6,191        10,855
                                                                         -------      -------      --------
          Change in plan assets
             Fair value of plan assets at beginning of year                1,341        1,542         1,892
             Actual return on plan assets                                     32           39            30
             Employer contribution                                           272          304           414
             Benefits paid                                                   (21)        --            --
             Exchange difference                                             (82)           7            50
                                                                         -------      -------      --------
                                                                           1,542        1,892         2,386
                                                                         -------      -------      --------
          Funded status                                                    2,072        4,299         8,469
          Unrecognized actuarial loss                                     (1,155)      (2,532)       (5,123)
          Accrued additional liability                                      --           --             646
                                                                         -------      -------      --------

          Net amount recognized (Recognized as accrued pension cost)     $   917      $ 1,767      $  3,992
                                                                         =======      =======      ========

         Actuarial assumptions:

                                                                          2001         2002         2003
                                                                         -------      -------      --------

          Discount rate                                                      5.0%         3.5%         3.25%
          Rate of compensation increase                                      3.0%         3.0%          3.0%
          Expected return on plan assets                                     5.0%         3.5%         3.25%

     d.   Income tax

                                                                          2001         2002          2003
                                                                         -------      -------      --------

          Tax benefits                                                   $(2,927)     $(3,005)     $ (5,541)
          Income taxes (10%) on undistributed earnings                     4,119          566           756
          Deferred                                                         4,375       (7,804)       (1,207)
          Adjustment of prior years' income tax                              955         --            --
                                                                         -------      -------      --------

                                                                         $ 6,522      $(10,243)    $ (5,992)
                                                                         =======      ========     ========

          Reconciliation of income tax for the years ended December 31, 2001, 2002 and 2003 calculated on pretax financial statement income based on the statutory tax rate and the income tax expense (benefit), which conforms to U.S. GAAP is as follows:

                                                                                      2001          2002           2003
                                                                                    ----------    ----------     ---------
         ASE Test, Inc.
         --------------

          Tax expense (benefit) based on pretax accounting income
            (loss) at statutory rate (25%)                                            $ (5,268)     $ (2,974)     $ 5,562
          Add (deduct) tax effects of:
             Permanent differences
                 Bonuses to directors, supervisors and employees                           (12)          521          983
                 Stock option compensation                                               6,677          --            960
                 Tax-exempt income--tax holiday                                           (659)       (1,070)      (4,581)
                 Tax-exempt income--gain on sales of securities                           (135)         (122)          (3)
             Tax credits
                 Utilized                                                               (4,752)       (1,342)      (2,720)
                 Deferred                                                               11,778           473       (5,628)
             Adjustment of prior year's income tax                                         955          --           --
             Income taxes (10%) on undistributed earnings                                4,119           566          756
             Other                                                                        (121)         --           --
                                                                                      --------      --------      -------
          Income tax expense (benefit)                                                  12,582        (3,948)      (4,671)
                                                                                      --------      --------      -------


          ASE Test Malaysia
          -----------------

          Tax benefit based on pretax accounting loss at statutory rate (28%)             (508)       (1,537)        (320)
          Tax effects of permanent differences                                              83            42         (230)
          Deferred                                                                      (1,170)          555        1,248
                                                                                      --------      --------      -------
          Income tax expense (benefit)                                                  (1,595)         (940)         698
                                                                                      --------      --------      -------

          ISE Labs, Inc.
          --------------

          Tax benefit based on pretax accounting loss at statutory rate (federal
              tax rate 35% and state tax rate 6%)                                       (6,636)      (18,143)      (6,029)
          Tax effects of permanent differences                                             146            12         (312)
          Utilization of loss carryforward                                                --          (1,000)        --
          Deferred                                                                        (383)       12,877        4,557
          Foreign tax rate adjustments and other                                         2,408           899         (235)
                                                                                      --------      --------      -------
          Income tax benefit                                                            (4,465)       (5,355)      (2,019)
                                                                                      --------      --------      -------

          Income tax expense(benefit)                                                 $  6,522      $(10,243)     $(5,992)
                                                                                      ========      ========      =======

          Deferred income tax assets and liabilities are summarized as follows:

                                                                                                    2002        2003
                                                                                                   -------     -------

          Current deferred income tax assets
             ISE Labs, Inc.
                 Accrued liabilities and reserve                                                   $   --      $   909
                 Amortization and other                                                                855         --
                                                                                                   -------     -------
                                                                                                       855         909

                                                                                                            (Continued)

                                                                                            2002          2003
                                                                                          --------      --------
             ASE Test, Inc.--unused tax credits                                           $  5,517      $  9,047
             ASE Test Malaysia--depreciation and capital allowance                            --              94
                                                                                          --------      --------
                                                                                             6,372        10,050
             Less--valuation allowance                                                      (4,851)       (3,748)
                                                                                          --------      --------

                                                                                          $  1,521      $  6,302
                                                                                          ========      ========


          Non-current deferred income tax assets (liabilities)
             ASE Test, Inc.--unused tax credits                                           $ 18,488      $ 19,048
                                                                                          --------      --------
             ASE Test Malaysia
                 Tax effect of carryforward tax losses                                         404           209
                 Tax effect of unabsorbed capital allowances                                 7,090         5,372
                 Other                                                                         291           110
                                                                                          --------      --------
                                                                                             7,785         5,691
                                                                                          --------      --------
             ISE Labs, Inc.
                 Net operating loss carryforward                                             9,950         5,241
                 Deferred rent                                                                 725           818
                 Credit and others                                                             480           480
                 From foreign subsidiaries                                                     228           174
                                                                                          --------      --------
                                                                                            11,383         6,713
                                                                                          --------      --------
                                                                                            37,656        31,452
             Less--valuation allowance                                                      (4,766)       (7,639)
                                                                                          --------      --------
                                                                                            32,890        23,813
                                                                                          --------      --------

             ASE Test Malaysia
                 Timing difference between tax capital allowances and depreciation of
                   property, plant and equipment                                            (5,047)       (3,626)
                                                                                          --------      --------
             ISE Labs, Inc.
                 Depreciation                                                               (6,979)       (3,473)
                 From foreign subsidiaries                                                    (623)          (52)
                                                                                          --------      --------
                                                                                            (7,602)       (3,525)
                                                                                          --------      --------

                                                                                          $ 20,241      $ 16,662
                                                                                          ========      ========

          Non-current liabilities
             Goodwill amortization                                                        $ (1,026)     $ (1,021)
                                                                                          ========      ========

     e.   Loss per share

          U.S. SFAS 128 requires the presentation of basic and diluted earnings per share. Basic net income per share is computed based on the weighted average number of common shares outstanding during the period. Diluted net income per share includes the effect of diluted equivalent common shares (stock options issued during the period using the treasury stock method).


          Following is a reconciliation of amounts used in the basic and diluted computation:

                                                                    2001              2002              2003
                                                                ------------      ------------      ------------

          Net loss under U.S. GAAP                              $    (72,928)     $    (73,325)     $     (3,491)
                                                                ============      ============      ============

          Weighted average shares, as adjusted--denominator       94,921,412        98,600,205        99,110,225
                                                                ============      ============      ============

                                                                                                     (Continued)

                                                                 2001           2002             2003
                                                              ----------     ----------     --------------
          Loss per share (In U.S. Dollars)
             Basic                                            $    (0.77)    $    (0.74)    $        (0.04)
                                                              ==========     ==========     ==============
             Diluted                                          $    (0.77)    $    (0.74)    $        (0.04)
                                                              ==========     ==========     ==============

          Number of shares to be potentially issued from:
             Stock options                                    16,308,585     13,331,363         13,301,418
                                                              ==========     ==========     ==============
             Convertible notes                                 6,460,202      6,460,202               --
                                                              ==========     ==========     ==============


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

          Information regarding the option plans of the Company is presented below:

                                                                  Weighted
                                                                  Average       Weighted
                                                                  Exercise      Average
                                                   Number of       Price       Grant Date
                                                    Shares        Per Share    Fair Values
                                                  ----------      ---------    ------------

          Beginning balance--January 1, 2001      11,486,149      $    9.82
          Option granted                          10,158,650           8.94     $    4.24
                                                                                =========
          Option exercised                        (5,221,508)          3.81
          Option forfeited                          (114,706)         17.11
                                                  ----------      ---------
          Ending balance--December 31, 2001       16,308,585          11.15
          Option granted                             414,500           7.36     $   10.46
                                                                                =========
          Option exercised                        (2,420,591)          8.62
          Option forfeited                          (882,051)          9.88
          Option expired                             (89,080)         13.84
                                                  ----------      ---------
          Ending balance--December 31, 2002       13,331,363          11.55
          Option granted                           2,000,000          12.95     $   12.95
                                                                                =========
          Option exercised                          (478,426)          8.99
          Option forfeited                          (568,860)         13.72
          Option expired                            (982,659)         11.08
                                                  ----------      ---------

          Ending balance--December 31, 2003       13,301,418      $   11.80
                                                  ==========      =========


          Options outstanding at December 31, 2003 and the related weighted average exercise price and remaining contractual life information are as follows (in U.S. dollars):

                                                               Outstanding                      Exercisable
                                                        -------------------------        ------------------------      Weighted
                                                                        Weighted                        Weighted        Average
                                                                        Average                         Average        Remaining
                                                          Shares         Price            Shares         Price        Life (Years)
                                                        ----------    -----------        ---------    -----------    -------------

          Options with exercise price of:
             $20-$25                                     2,591,740     $   20.76         2,268,420     $    20.61          4.36
             $11-$16.5                                   2,242,400         12.81            97,150          11.58          9.71
             $6.1-$9.15                                  8,467,278          8.79         3,766,933           8.84          7.11
                                                        ----------                       ---------

          Options outstanding at December 31, 2003      13,301,418                       6,132,503
                                                        ==========                       =========

          The Company has computed for pro forma disclosure purposes the fair value of each option grant, as defined by U.S. SFAS No. 123, using the Black-Scholes option pricing model with the following assumptions:

                                                                   2001             2002             2003
                                                                -----------      -----------       ---------

          Risk free interest rate                               3.62%-4.66%      2.58%-4.48%         3.38%
          Expected dividend yield                                    0%               0%               0%
          Expected lives                                         3.4 years        5 years           5 years
          Volatility                                               62.14%           62.14%           65.07%

          For purposes of pro forma disclosure, the estimated fair values of the options are amortized to expense over the option vesting periods. Had the Company recorded compensation costs based on the estimated grant date fair value, as defined by U.S. SFAS No. 123, the Company's net income (loss) would have been reduced to the pro forma amounts below (EPS in U.S. dollars).

                                                                               2001             2002            2003
                                                                            -----------      ----------      ----------

          Net loss based on U.S. GAAP                                       $   (72,928)    $   (73,325)     $   (3,491)
          Stock-based compensation expense (net of related tax effect)          (17,397)        (19,005)        (12,681)
                                                                            -----------      ----------      ----------

          Pro forma net loss                                                $   (90,325)    $   (92,330)    $   (16,172)
                                                                            ===========      ==========      ==========

          Basic EPS                    As reported                          $     (0.77)     $    (0.74)     $    (0.04)
                                                                            ===========      ==========      ==========
                                        Pro forma                           $     (0.95)     $    (0.93)     $    (0.16)
                                                                            ===========      ==========      ==========

          Diluted EPS                  As reported                          $     (0.77)     $    (0.74)     $    (0.04)
                                                                            ===========      ==========      ==========
                                        Pro forma                           $     (0.95)     $    (0.94)     $    (0.16)
                                                                            ===========      ==========      ==========

          The pro forma amounts reflect compensation expense related to option grants under the 1996, 1997, 1998, 1999 and 2000 option plans of the Company granted and vested only. In future years, the annual compensation expense may increase relative to the fair value of the options granted and vested in those future years.

     g. According to U.S. SFAS 130, the statements of comprehensive loss for the years ended December 31, 2001, 2002 and 2003 are present below:

                                                                           2001          2002          2003
                                                                         --------      --------      -------

          Net loss based on U.S. GAAP                                    $(72,928)     $(73,325)     $(3,491)
             Translation adjustment on subsidiaries                       (19,632)        2,090        8,226
             Unrecognized pension cost                                       --            --           (646)
             Unrealized holding gain (loss) of long-term investments           99          (169)         211
                                                                         --------      --------      -------

          Comprehensive income (loss)                                    $(92,461)     $(71,404)     $ 4,300
                                                                         ========      ========      =======

     h.   Goodwill

          As of January 1, 2002, the Company adopted U.S. SFAS No. 142, "Goodwill and Other Intangible Assets", which requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis. In conjunction with the implementation of U.S. SFAS No. 142, the Company completed a goodwill impairment review as of January 1, 2002 using a fair-value based approach in accordance with the provision of the standard and found no impairment. Based on acquisitions completed as of June 30, 2001, application of the goodwill non-amortization provisions resulted in a decrease in amortization of approximately $10,105 for 2002 and 2003. The Company completed its annual goodwill impairment test at December 31, 2002 and 2003, and found no impairment. As of December 31, 2003, the Company had goodwill of $82,427, which was primarily in the reporting units of the testing operations.

          The following pro forma information reconciles the net loss and loss per share reported for 2001 to adjusted net loss and loss per share, which reflects the adoption of U.S. SFAS No. 142 and compares the adjusted information to the current year results:

                                                       2001            2002            2003
                                                     ----------      ----------      ---------

          Net loss based on U.S. GAAP               $   (72,928)    $   (73,325)    $   (3,491)
          Goodwill amortization                           7,530            --             --
                                                    -----------     -----------     ----------

          Net loss, as adjusted                     $   (65,398)    $   (73,325)    $   (3,491)
                                                    ===========     ===========     ==========

          Loss per share
             Basic loss per share, as reported       $    (0.77)     $    (0.74)     $   (0.04)
             Goodwill amortization                         0.08         --             --
                                                     ----------      ----------      ---------

             Basic loss per share, as adjusted       $    (0.69)     $    (0.74)     $   (0.04)
                                                     ==========      ==========      =========

             Diluted loss per share, as reported     $    (0.77)     $    (0.74)     $   (0.04)
             Goodwill amortization                         0.08            --             --
                                                     ----------      ----------      ---------

             Diluted loss per share, as adjusted     $    (0.69)     $    (0.74)     $   (0.04)
                                                     ==========      ==========      =========

                                 EXHIBITS INDEX

   Exhibit
   Number                           Description
   ------                           -----------

   1.  (a)    Memorandum and Articles of Association of the Registrant
              (incorporating all amendments as at October 14, 1999).

   4.  (a)    Lease Agreement between ASE Test Malaysia and Penang Development
              Corporation (incorporated by reference to Exhibit 2(c) to the Company's annual report on Form 20-F (SEC File Number: 000-28522) for the year ended December 31, 1997).

       (b) License Agreement dated as of January 16, 2001 between 1st Silicon (Malaysia) Sdn. Bhd. and ASE Electronics (M) Sdn. Bhd. (incorporated by reference to Exhibit 4(e) to the Company's annual report on Form 20-F (SEC File Number: 000-28522) for the year ended December 31, 2000).

       (c) Service Agreement dated as of August 1, 2003 between ASE Electronics (M) Sdn. Bhd. and ASE (U.S.) Inc. (incorporated by reference to Exhibit 4(l) to ASE Inc.'s annual report on Form 20-F for the year ended December 31, 2003).

       (d) Service Agreement dated as of August 1, 2003 between ASE Test Inc. and ASE (U.S.) Inc. (incorporated by reference to Exhibit 4(m) to ASE Inc.'s annual report on Form 20-F for the year ended December 31, 2003).

       (e) Commission Agreement dated as of August 1, 2003 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited. (incorporated by reference to Exhibit 4(r) to ASE Inc.'s annual report on Form 20-F for the year ended December 31, 2003).

       (f) Commission Agreement dated as of August 1, 2003 between ASE Test Inc. and Gardex International Limited. (incorporated by reference to Exhibit 4(s) to ASE Inc.'s annual report on Form 20-F for the year ended December 31, 2003).

       (g) Land Lease Agreement dated as of March 1, 1996 between ASE Test Inc. and Nantze Export Processing Zone Administration of Ministry of Economic Affairs.

       (h) Land Lease Agreement dated as of January 1, 1997 between ASE Test Inc. and Nantze Export Processing Zone Administration of Ministry of Economic Affairs.

       (i) Land Lease Agreement dated as of January 1, 2002 between ASE Test Inc. and Nantze Export Processing Zone Administration of Ministry of Economic Affairs.

       (j) Land Lease Agreement dated as of April 16, 2000 between ASE Test Inc. and Nantze Export Processing Zone Administration of Ministry of Economic Affairs.

       (k) Land Lease Agreement dated as of May 1, 2000 between ASE Test Inc. and Nantze Export Processing Zone Administration of Ministry of Economic Affairs.

       (l) Land Lease Agreement dated as of April 1, 2004 between ASE Test Inc. and Nantze Export Processing Zone Administration of Ministry of Economic Affairs.

       (m) First Amendment to Lease Agreement dated June 7, 2000 between ISE Labs, Inc. and RND Funding Company, Inc. (incorporated by reference to Exhibit 4(j) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

       (n) Lease Agreement from February 22, 2004 to February 21, 2005 between ASE Singapore Pte. Ltd. and Wan Tien Realty (Pte) Ltd.

       (o) Sublease Agreement dated June 2000 between ISE Labs, Inc. and Cirrus Logic, Inc. (incorporated by reference to Exhibit 4(n) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

       (p) Lease Agreement for Factory Building dated September 18, 2000 between ASE Inc. and ASE Test Inc. (incorporated by reference to
              Exhibit 4(r) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

       (q) Office Building Lease Agreement between ISE Labs, Inc. and JER/BRE Austin Tech L.P. dated October 4, 2001 (incorporated by reference to Exhibit 10.46 to ASE Inc.'s Registration Statement on Form F-3 filed on May 30, 2002).

       (r) Lease Agreement dated April 1, 2003 between Dell Asia Pacific Sdn. and ASE Electronics (M) Sdn. Bhd.

       (s) Sublease Agreement dated May 5, 2004 between Apple Computer Limited and ASE Singapore Pte. Ltd.

       (t) Plant Building Lease Agreement between ASE (Chung Li) Inc. and ASE Test Inc. dated January 1, 2004.

       (u) Service Agreement dated as of August 1, 2003 between ISE Labs, Inc. and ASE (U.S.) Inc. (incorporated by reference to Exhibit 4(m) to ASE Inc.'s annual report on Form 20-F for the year ended December 31, 2003).

   8.  (a)    List of Subsidiaries

   12. (a)    Certification of Jason C.S. Chang, Chief Executive Officer of
              ASE Test Limited, as required by Rule 13a-14(a) of the Securities Exchange Act of 1934.

       (b) Certification of Freddie Liu, Chief Financial Officer of ASE Test Limited, as required by Rule 13a-14(a) of the Securities Exchange Act of 1934.

   13. (a) Certification of the Chief Executive Officer and the Chief Financial Officer of ASE Test Limited for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code