Form 20-F
period 2004-12-31
ASE TEST LTD
filed 2005-06-23
CIK 1014838

As filed with the Securities and Exchange Commission on June 23, 2005
================================================================================

                                       UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION

                                   Washington, D.C. 20549

                                         FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                             OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 2004
                                             OR
[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number: 000-28522

                                ASE TEST LIMITED
             (Exact Name of Registrant as Specified in Its Charter)

                                 NOT APPLICABLE
                 (Translation of Registrant's Name into English)

                              REPUBLIC OF SINGAPORE
                 (Jurisdiction of Incorporation or Organization)
                      (Company Registration No. 199508552K
                            under Section 144(1A) of
                          the Singapore Companies Act)

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

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

          Title of Each Class                Name of Each Exchange on which
                                                       Registered
          -------------------                ------------------------------
Ordinary Shares, par value US$0.25 each        The Nasdaq National Market*

                 *Ordinary Shares are traded on the Nasdaq National Market
        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:
                                      None
                                (Title of Class)

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
               100,059,031 Ordinary Shares, par value US$0.25 each

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

      Item 17 [_]    Item 18  [X]

================================================================================

                               TABLE OF CONTENTS
                                  ------------

                                                                           Page
                                                                           ----

  USE OF CERTAIN TERMS.......................................................1

  SPECIAL NOTE REGARDING FORWARDLOOKING STATEMENTS...........................1

PART I.......................................................................1
    Item 1.  Identity of Directors, Senior Management and Advisers...........1
    Item 2.  Offer Statistics and Expected Timetable.........................1
    Item 3.  Key Information.................................................2
               SELECTED FINANCIAL DATA.......................................2
               CAPITALIZATION AND INDEBTEDNESS...............................5
               REASONS FOR THE OFFER AND USE OF PROCEEDS.....................5
               RISK FACTORS..................................................5
    Item 4.  Information on the Company.....................................16
               HISTORY AND DEVELOPMENT OF THE COMPANY.......................16
               BUSINESS OVERVIEW............................................17
               ORGANIZATIONAL STRUCTURE.....................................32
               PROPERTY, PLANTS AND EQUIPMENT...............................33
    Item 5.  Operating and Financial Review and Prospects...................34
               OPERATING RESULTS AND TREND INFORMATION......................34
               LIQUIDITY AND CAPITAL RESOURCES..............................50
               RESEARCH AND DEVELOPMENT.....................................53
    Item 6.  Directors, Senior Management and Employees.....................55
               DIRECTORS AND SENIOR MANAGEMENT..............................55
               COMPENSATION.................................................57
               BOARD PRACTICE...............................................58
               EMPLOYEES....................................................59
               SHARE OWNERSHIP..............................................59
    Item 7.  Major Shareholders and Related Party Transactions..............60
               MAJOR SHAREHOLDERS...........................................60
               RELATED PARTY TRANSACTIONS...................................60
               INTERESTS OF EXPERTS AND COUNSEL.............................62
    Item 8.  Financial Information..........................................62
               CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION......62
               SIGNIFICANT CHANGES..........................................62
    Item 9:  The Offering and Listing.......................................63
               OFFERING AND LISTING DETAILS.................................63
               MARKETS......................................................64
    Item 10.  Additional Information........................................64
               MEMORANDUM AND ARTICLES OF ASSOCIATION.......................64
               MATERIAL CONTRACTS...........................................69
               EXCHANGE CONTROLS............................................69
               TAXATION.....................................................69
               DIVIDENDS AND PAYING AGENTS..................................71
               STATEMENT BY EXPERTS.........................................71
               DOCUMENTS ON DISPLAY.........................................71
               SUBSIDIARY INFORMATION.......................................71
    Item 11.  Quantitative and Qualitative Disclosures About Market Risk....72
    Item 12.  Description of Securities Other Than Equity Securities........73
PART II.....................................................................73
    Item 13.  Defaults, Dividend Arrearages and Delinquencies...............73
    Item 14.  Material Modifications to the Rights of Security Holders and
              Use of Proceeds...............................................73
    Item 15.  Controls and Procedures.......................................74
    Item 16.  [Reserved]....................................................74
    Item 16A. Audit Committee Financial Expert..............................74
    Item 16B. Code of Ethics................................................74
    Item 16C. Principal Accountant Fees and Services........................74

    Item 16D.  Exemptions from the Listing Standards of Audit Committees....75
    Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated
               Purchasers...................................................75
PART III....................................................................76
    Item 17.  Financial Statements..........................................76
    Item 18.  Financial Statements..........................................76
    Item 19.  Exhibits......................................................76

                              USE OF CERTAIN TERMS

   All references herein to (i) "ASE Test," the "Company," "we," "us" or "our" are to ASE Test Limited and, unless the context requires otherwise, its subsidiaries, (ii) "ASE Group" are to Advanced Semiconductor Engineering, Inc. ("ASE Inc.") and its subsidiaries and affiliates, (iii) "ASE Test Taiwan" are to ASE Test, Inc., a company incorporated under the laws of the Republic of China ("ROC"), (iv) "ASE Test Malaysia" are to ASE Electronics (M) Sdn. Bhd., a company incorporated under the laws of Malaysia, (v) "ISE Labs" are to ISE Labs, Inc., a corporation incorporated under the laws of the State of California, U.S.A., (vi) "ASE Chung Li" are to ASE (Chung Li) Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004, (vii) "ASE Korea" are to ASE (Korea) Inc., a company incorporated under the laws of the Republic of Korea ("South Korea"), (viii) "ASE Material" are to ASE Material Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004, (ix) "U.S. dollars", "US$" or "$" are to the currency of the United States, (x) "NT dollars" or "NT$" are to the currency of the ROC, (xi) "RM" are to the currency of Malaysia, (xii) "S$" are to the currency of Singapore, (xiii) "JP(Y)" are to the currency of Japan, (xiv) "EUR" are to the currency of the European Union and (xv) "SEC" are to the U.S. Securities and Exchange Commission.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This annual report on Form 20-F contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. Some of these forward-looking statements are derived from projections made and published by Gartner Dataquest and Semiconductor Industry Association. We were not involved in the preparation of these projections. The words "anticipate", "believe", "estimate", "expect", "intend", "plan" and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this annual report. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor testing and packaging services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new testing technologies in order to remain competitive; our ability to maintain a high capacity utilization rate relative to our fixed costs; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the People's Republic of China, or the PRC; general economic and political conditions; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see "Item 3. Key Information--Risk Factors".


                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers.

   Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

   Not applicable.

Item 3.  Key Information.

SELECTED FINANCIAL DATA

     The selected consolidated income statement data and cash flow data for the years ended December 31, 2002, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003 and 2004, set forth below are derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements. Our consolidated financial statements as of and for the years ended December 31, 2003 and 2004 have been audited by Deloitte & Touche, a member firm of Deloitte Touche Tohmatsu. Our consolidated financial statements as of and for the year ended December 31, 2002 have been audited by TN Soong & Co, independent public accountants, which was at the time of such financial statements an associate member firm of Deloitte Touche Tohmatsu. TN Soong & Co and Deloitte & Touche (Taiwan) combined on June 1, 2003 to establish Deloitte & Touche, a member firm of Deloitte Touche Tohmatsu. The selected consolidated income statement data and cash flow data for the years ended December 31, 2000 and 2001 and the selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 set forth below are derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements as of and for the years ended December 31, 2000 and 2001 have been audited by TN Soong & Co, independent public accountants, which was at the time of such financial statements an associate firm of Deloitte Touche Tohmatsu. Prior to April 22, 2002, TN Soong & Co was a member firm of Andersen Worldwide SC. Our consolidated financial statements have been prepared and presented in accordance with generally accepted accounting principles in the ROC, or ROC GAAP, which differ in material respects from generally accepted accounting principles in the United States, or U.S. GAAP. See Notes 24 and 25 of the Notes to Consolidated Financial Statements for a description of the principal differences between ROC GAAP and U.S. GAAP for the periods covered by these consolidated financial statements.

                                                              Year Ended and as of December 31,
                                           ---------------------------------------------------------------------
                                                2000         2001           2002        2003             2004
                                           -----------  ------------    -----------  -----------    ------------
                                               (in thousands, except shares, per share data, operating data and percentages)
Consolidated Statement of Income Data:
ROC GAAP:
Net revenues..................              $  440,285   $   298,466   $    301,962  $   391,930    $    621,138
Cost of revenues..............                 263,513       265,271        280,573      322,542         514,052
                                            ----------   ------------  ------------  -----------    ------------
Gross profit..................                 176,772        33,195         21,389       69,388         107,086
Operating expenses:
  Selling, general and administrative(1)        42,807        35,335         33,582       38,279          45,889
  Research and development....                  12,059        14,397         18,342       19,833          23,325
  Goodwill amortization(2)....                   7,054         7,530         10,105       10,105          10,105
                                            ----------   ------------  ------------  -----------    ------------
Income (loss) from operations.                 114,852       (24,067)       (40,640)       1,171          27,767
Non-operating income (expense):
  Interest--net...............                 (14,740)      (13,783)       (14,396)     (12,623)         (6,316)
  Income (loss) from equity investees(3)        16,127        (7,344)        (1,496)       4,259           9,844
  Impairment of long-lived assets(4)                --            --        (35,321)          --              --
  Impairment of goodwill(5)...                      --            --             --           --         (26,500)
  Loss on long-term bonds.....                  (3,157)         (345)            --           --             --
  Foreign exchange gain (loss)--net              3,280         2,382         (1,169)        (795)            233
  Other--net..................                  (2,719)        1,393          1,511          684          (1,077)
                                            ----------   ------------  ------------  -----------    ------------
Income (loss) before income taxes and
  minority interest and extraordinary
  loss........................                 113,643       (41,764)       (91,511)      (7,304)          3,951
Income tax benefit (expense)..                  (2,197)       (6,522)        10,243        5,992          21,188
Loss from discontinued operations--net            (758)           --             --           --              --
Extraordinary loss............                      --            --             --       (2,203)             --
Minority interest.............                  (3,493)        2,527             --           --              --
                                            ----------   ------------  ------------  -----------    ------------
Net income (loss).............             $   107,195   $   (45,759)  $    (81,268) $    (3,515)   $     25,139
                                           ===========   ===========   ============  ===========    ============
Earnings (loss) per share:
  Basic.......................             $      1.25   $     (0.48)  $      (0.82) $     (0.04)   $       0.25
  Diluted.....................             $      1.16   $     (0.48)  $      (0.82) $     (0.04)   $       0.25
Operating income per share....             $      1.24   $     (0.25)  $      (0.41) $      0.01    $       0.28
Income (loss) from continuing operations   $   111,446   $   (48,286)  $    (81,268) $    (1,312)   $     25,139
Income (loss) from continuing operations
  per share...................             $      1.20   $     (0.51)  $      (0.82) $     (0.01)   $       0.25
Shares used in earnings per share
  calculation:
  Basic.......................              85,970,361    94,921,412     98,600,205   99,110,225     100,037,524
  Diluted.....................              92,673,040    94,921,412     98,600,205   99,110,225     100,111,113
U.S. GAAP:
Net revenues..................             $   440,285   $   298,466   $    301,962  $   391,930    $    621,138
Cost of revenues..............                 265,655       264,264        281,006      329,427         515,783
                                           -----------   ------------  ------------  -----------    ------------
Gross profit..................                 174,630        34,202         20,956       62,503         105,355
Operating expenses............                  62,564        82,819         87,238       62,819         111,685
                                           -----------   ------------  ------------  -----------    ------------
Income (loss) from operations.                 112,066       (48,617)       (66,282)        (316)         (6,330)
Non-operating income (expense)                  (4,445)      (20,316)       (17,286)      (9,167)          3,032
                                           -----------   ------------  ------------  -----------    ------------
Income (loss) before income taxes and
  minority interest...........                 107,621       (68,933)      (83,568)       (9,483)         (3,298)
Income tax benefit (expense)..                  (2,197)       (6,522)       10,243         5,992          21,188
Loss from discontinued operations--net            (758)           --            --            --              --
Minority interest.............                  (3,493)        2,527            --            --              --
                                           -----------   ------------   -----------  ----------- -  ------------
Net income (loss).............             $   101,173   $   (72,928)   $  (73,325)  $    (3,491)   $     17,890
                                           ===========   ===========    ==========   ===========    ============
Earnings (loss) per share:
  Basic.......................             $      1.18   $     (0.77)   $    (0.74)  $     (0.04)   $       0.18
  Diluted.....................             $      1.09   $     (0.77)   $    (0.74)  $     (0.04)   $       0.18
Shares used in earnings per share
   calculation:
  Basic.......................              85,970,361    94,921,412     98,600,205   99,110,225     100,037,524
  Diluted.....................              92,673,040    94,921,412     98,600,205   99,110,225     100,111,113

                                                              Year Ended and as of December 31,
                                           ---------------------------------------------------------------------
                                                2000         2001           2002        2003             2004
                                           -----------  ------------    -----------  -----------    ------------
                                               (in thousands, except shares, per share data, operating data and percentages)
Consolidated Balance Sheet Data:
ROC GAAP:
Current assets................             $   290,458   $   217,962    $   203,124  $   209,683    $    227,026
Long-term investments.........                  87,161        95,042         93,702      104,021         133,699
Fixed assets..................                 639,082       586,834        531,496      572,086         636,270
Total assets..................               1,091,655       959,406        926,499      978,047       1,083,109
Current liabilities...........                 158,304        90,157        138,690      176,880         201,884
Long-term debts...............                 265,489       248,371        244,271      248,028         273,020
Total liabilities.............                 424,756       340,679        387,560      432,060         483,518
Capital stock.................                  22,856        24,162         24,767       24,887          25,015
Cash dividend on ordinary shares                    --            --             --           --              --
Shareholders' equity..........                 643,136       597,523        538,939      545,987         599,591

U.S. GAAP:
Current assets................             $   290,458   $   217,962    $   203,124  $   209,683    $    227,026
Long-term investments.........                  87,161        95,042         94,050      104,717          53,381
Fixed assets..................                 638,392       585,670        529,901      570,058         633,763
Total assets..................               1,090,965       958,242        935,357      996,762       1,015,599
Current liabilities...........                 161,879        90,157        138,690      179,083         206,660
Long-term debts...............                 265,489       248,371        244,271      248,028         273,020
Total liabilities and minority interest        452,215       361,990        387,660      434,263         488,389
Shareholders' equity..........                 638,750       596,252        547,697      562,499         527,210

Consolidated Statement of Cash Flow Data:
ROC GAAP:
Depreciation and amortization.             $   117,506   $   144,860    $   154,251  $   142,377    $    164,908
Capital expenditures..........                 413,197       104,216        126,009      171,271         210,656
Net cash provided by operating activities      203,557       147,020        103,900      134,665         153,712
Net cash used in investing activities         (367,354)     (183,460)      (131,547)    (156,585)       (253,621)
Net cash provided by (used in) financing
   activities.................                 277,801       (13,575)        38,711      (24,041)         69,375
Net cash inflow (outflow).....                 112,341       (51,080)        12,763      (47,879)        (31,460)

Segment Net Revenues:
  Testing.....................             $   316,158   $   223,193    $   214,331  $   257,490    $    343,116
  Packaging...................                 124,127        75,273         87,631      134,440         278,022
Percentage of Net Revenues:
  Testing.....................                   71.8%         74.8%          71.0%        65.7%           55.2%
  Packaging...................                   28.2%         25.2%          29.0%        34.3%           44.8%

Operating Data:
Gross margin..................                   40.1%         11.1%           7.1%        17.7%           17.2%
Operating margin..............                   26.1%        (8.1)%        (13.5)%         0.3%            4.4%
ROC GAAP net margin...........                   24.3%       (15.3)%        (26.9)%       (0.9)%            4.0%
U.S. GAAP net margin..........                   23.0%       (24.4)%        (24.3)%       (0.9)%            2.9%

---------

(1) Includes selling expenses and general and administrative expenses, but excludes goodwill amortization.

(2) Included in general and administrative expenses in the Consolidated Financial Statements.

(3) Includes investment income (loss) from ASE Chung Li, ASE Korea and ASE Material.

(4) This impairment loss related to long-lived assets of $35.3 million has been reclassified from operating expense to non-operating income (expense) to conform to the current year presentation. See "Item 5. Operating and Financial Review and Prospects--Operating Results and Trend Information--Critical Accounting Policies and Estimates--Realizability of Long-Term Assets" and Notes 3 and 16 of the Notes to Consolidated Financial Statements.

(5) Effective December 31, 2004, we adopted ROC SFAS No. 35, "Impairment of Assets". In accordance with ROC SFAS No. 35, goodwill is evaluated at least annually to determine if it is impaired. As a result of our annual impairment review, under ROC GAAP we recognized an impairment loss of $26.5 million on goodwill from our purchase of shares of ISE Labs. See "Item 5. Operating and Financial Review and Prospects--Operating Results and Trend Information--Critical Accounting Policies and Estimates--Goodwill" and Notes 2, 3 and 16 of the Notes to Consolidated Financial Statements.

CAPITALIZATION AND INDEBTEDNESS

   Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

   Not applicable.

RISK FACTORS

  Risks Relating to Our Business

     Since we are dependent on the highly cyclical semiconductor industry and conditions in the markets for the end-use applications of our products, our revenues and earnings may fluctuate significantly.

     Our semiconductor testing and packaging business is affected by market conditions in the highly cyclical semiconductor industry. All of our customers operate in this industry, and variations in order levels from our customers and service fee rates may result in volatility in our revenues and earnings. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns. As our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and packaging services, any future downturn in the semiconductor industry would reduce demand for our services. For example, in the fourth quarter of 2000, a worldwide downturn resulted in a significant deterioration in the average selling prices of, as well as demand for, our services in 2001 and significantly and adversely affected our operating results in 2001. Although a modest recovery in the semiconductor industry, evident in 2002 and 2003, strengthened in 2004, we expect the market conditions to continue to exert downward pressure on the average selling prices for our testing and packaging services. If we cannot reduce our costs to sufficiently offset any decline in average selling prices, our profitability will suffer and we may continue to incur losses.

     Market conditions in the semiconductor industry depend to a large degree on conditions in the markets for the end-use applications of semiconductor products, such as communications, personal computer and consumer electronic products. Any deterioration of conditions in the markets for the end-use applications of the semiconductors we test and package would reduce demand for our services, and would likely have a material adverse effect on our financial condition and results of operations. In 2004, 2003 and 2002, the substantial majority of our sales was attributable to the testing and packaging of semiconductors used in communications, personal computer and consumer electronic products. These industries are subject to intense competition and significant shifts in demand which could put pricing pressure on our testing and packaging services and adversely affect our revenues and net income.

     A reversal or slowdown in the outsourcing trend for semiconductor testing and packaging services could adversely affect our growth prospects and profitability.

     In recent years, semiconductor manufacturers that have their own in-house testing and packaging capabilities, known as integrated device manufacturers, have increasingly outsourced stages of the semiconductor production process, including testing and packaging, to independent companies in order to reduce costs and shorten production cycles. In addition, the availability of advanced independent semiconductor manufacturing services has enabled the growth of so-called "fabless" semiconductor companies that focus exclusively on design and marketing and outsource their manufacturing, testing and packaging requirements to independent companies. We cannot assure you that these integrated device manufacturers and fabless semiconductor companies will continue to outsource their testing and packaging requirements to third parties like us. A reversal of, or a slowdown in, this outsourcing trend could result in reduced demand for our services and adversely affect our growth prospects and profitability.

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

o  responsiveness and flexibility;

o  production cycle time;

o  capacity;

o  production yield; and

o  price.

     We face increasing competition from other testing and packaging companies, as most of our customers obtain testing or packaging services from more than one source. In addition, some of our competitors may have access to more advanced technologies and greater financial and other resources than we do. Many of our competitors have shown a willingness to quickly and sharply reduce prices, as they did in 2001, in order to maintain capacity utilization in their facilities during periods of reduced demand. Although prices have stabilized, any renewed erosion in the prices for our testing and packaging services could cause our revenues and earnings to decrease and have a material adverse effect on our financial condition and results of operations.

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

     The semiconductor industry is characterized by rapid increases in the diversity and complexity of semiconductors. As a result, we expect that we will need to constantly offer more sophisticated testing and packaging technologies and processes in order to respond to competitive industry conditions and customer requirements. If we fail to develop, or obtain access to, advances in testing or packaging technologies or processes, we may become less competitive and less profitable. In addition, advances in technology typically lead to declining average prices for semiconductors tested or packaged with older technologies or processes. As a result, if we cannot reduce the costs associated with our testing or packaging services, the profitability of a given service and our overall profitability may decrease over time.

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

o    changes in costs and availability of raw materials, equipment and labor;
     and

o earthquakes, drought, epidemics and other natural disasters, as well as industrial and other incidents such as fires and power outages.

     Due to the factors listed above, our future operating results or growth rates may be below the expectations of research analysts and investors. If so, the market price of our shares, and thus the market value of your investment, may fall.

     Due to our high percentage of fixed costs, we will be unable to maintain our gross margin at past levels if we are unable to achieve relatively high capacity utilization rates.

     Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses in connection with previous acquisitions of testing and packaging equipment and facilities. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our testing and packaging equipment, commonly referred to as "capacity utilization rates". In particular, increases or decreases in our capacity utilization rates can significantly affect gross margins since the unit cost of testing and packaging services generally decreases as fixed costs are allocated over a larger number of units. In periods of low demand, we experience relatively low capacity utilization rates in our operations due to relatively low growth in demand, which leads to reduced margins during that period. During 2001, we experienced lower than anticipated utilization rates in our operations due to a significant decline in worldwide demand for our testing and packaging services, which led to reduced margins during that period. Although our capacity utilization rates have improved recently, we cannot assure you that we will be able to maintain or surpass our past gross margin levels if we cannot consistently achieve or maintain relatively high capacity utilization rates.

     Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.

     Our capital requirements are difficult to plan in our highly cyclical and rapidly changing industry. We will need capital to fund the expansion of our facilities as well as fund our research and development activities in order to remain competitive. We believe that our existing cash and cash equivalents, short-term investments, expected cash flow from operations and existing credit lines under our short-term loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements at least through the end of 2005. However, future capacity expansions or market or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

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

     We and our subsidiaries have on occasion failed to comply with certain financial covenants in some of our loan agreements as a result of reduced levels of operating cash flow due primarily to a downturn in the worldwide semiconductor industry, although our cash flow in recent quarters has improved. Such noncompliance may also have, through broadly worded cross-default provisions, resulted in defaults under some of the agreements governing our other existing debt. We and our subsidiaries have obtained waivers from the relevant lenders relating specifically to such noncompliance. Such noncompliance has not had any significant effect on our ability to repay or refinance amounts due in respect of our existing debt. For these and other reasons, including our financial condition and our relationship with our lenders, no lender has to date sought and we do not believe that any of our lenders would seek to declare a default or enforce remedies in respect of our existing debt, as a result of cross-default provisions or otherwise, although we cannot provide any assurance in this regard.

     We depend on select personnel and could be affected by the loss of their services.

     We depend on the continued service of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. Although some of these management personnel have entered into employment agreements with us, they may leave before the expiration of these agreements. We are not insured against the loss of key personnel. In addition, we may be required to increase substantially the number of these employees in connection with our expansion plans, and there is intense competition for their services in the semiconductor industry. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. In addition, we may need to increase employee compensation levels in order to attract and retain our existing officers and employees and the additional personnel that we expect to require. Furthermore, a portion of the workforce at our facilities in Taiwan are foreign workers employed by us under work permits which are subject to government regulations on renewal and other terms. Consequently, our business could also suffer if the Taiwan regulations relating to the import of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at a reasonable cost.

     If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

     The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company's internal controls over financial reporting in its annual report, which contains management's assessment of the effectiveness of the company's internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management's assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Furthermore, during the course of the evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with
Section 404 and other requirements of the Sarbanes-Oxley Act.

     If we are unable to obtain additional testing and packaging equipment or facilities in a timely manner and at a reasonable cost, our competitiveness and future profitability may be adversely affected.

     The semiconductor testing and packaging businesses are capital-intensive and require significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor testing and packaging equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain a significant amount of such equipment from a limited number of suppliers, including, in the case of testers, Agilent Technologies, Inc., Credence Systems Corporation, LTX Corporation and Teradyne, Inc. and, in the case of wire bonders, Kulicke & Soffa Industries Inc. In the case of handlers, we purchase equipment from Seiko Epson, and, in the case of probers, we purchase equipment from Tokyo Electron Limited. From time to time we have also leased certain equipment and have in the past year increased the amount of equipment we lease. See "Item 5. Operating and Financial Review and Prospects--Operating Results and Trend Information--Cost of Revenues". We have no binding supply agreements with any of our suppliers and acquire our testing and packaging equipment on a purchase order basis, which exposes us to changing market conditions and other substantial risks. For example, shortages of capital equipment could result in an increase in price of equipment and longer delivery times. Semiconductor testing and packaging also require us to operate sizeable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers' orders, which could adversely affect our growth prospects as well as financial condition and results of operations. See "Item 4. Information on the Company--Business Overview--Equipment".

     Fluctuations in exchange rates could result in foreign exchange losses.

     Currently, the majority of our revenues from testing and packaging services is denominated in U.S. dollars and NT dollars. Our cost of revenues and operating expenses associated with testing and packaging services, on the other hand, are incurred in several currencies, primarily in NT dollars, U.S. dollars and Malaysian ringgit, as well as, to a lesser extent, Singapore dollars, Japanese yen and Hong Kong dollars. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing and packaging equipment, has been, and is expected to continue to be, denominated in U.S. dollars with much of the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We incurred a foreign exchange gain of $0.2 million and foreign exchange losses of $0.8 million and $1.2 million in 2004, 2003 and 2002, respectively. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk--Foreign Currency Exchange Rate Risk".

     The loss of a major customer or disruption of our strategic alliance or other commercial arrangements with semiconductor foundries and providers of other complementary semiconductor manufacturing services may result in a decline in our revenues and profitability.

   Although we have over 200 customers, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period due in part to the concentration of market share in the semiconductor industry. Our five largest customers together accounted for approximately 50%, 40% and 31% of our net revenues in 2004, 2003 and 2002, respectively. There has been significant variation in the composition of our largest five customers over time. Other than Agilent Technologies, Inc. in 2004 and 2003, and LSI Logic Corporation in 2002, no other customer accounted for more than 10% of our net revenues in 2004, 2003 or 2002. This variation is due primarily to the high level of competition in the semiconductor industry in which our customers operate. The demand for our services from a customer depends directly upon that customer's business activity, which could vary significantly from year to year. The loss of a major customer may adversely affect our revenues and profitability.

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

   Our key customers typically operate in the cyclical semiconductor business and, in the past, have varied, and may in the future vary, order levels significantly from period to period. Some of these companies are relatively small, have limited operating histories and financial resources and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in past periods. The loss of one or more of our major customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders could reduce our profitability. In addition, during cyclical market downturns, we have in the past reduced, and may in the future reduce, our prices to limit the level of order cancellations. Any price reduction would likely reduce our margins and profitability.

     We depend on our agent for a portion of our sales in North America and Europe. Any serious disruption in our relationship with our agent, or substantial loss in its effectiveness, could significantly reduce our revenues and profitability.

   We depend on a non-exclusive agent, Gardex International Limited, or Gardex, for sales in North America and Europe. Gardex helps us identify customers and, within parameters set by us, helps us negotiate price, delivery and other terms with our customers. Purchase orders are placed directly with us by our customers.

   Currently, Gardex performs services only for ASE Inc. and ASE Inc.'s subsidiaries, including us and our subsidiaries, but Gardex is not owned or controlled by us or ASE Inc. Gardex is free to perform sales and support services for others, including our competitors. While the acquisition of ASE (U.S.) Inc. by J&R Holding Limited, a subsidiary of ASE Inc., has significantly decreased our dependence upon non-exclusive agents for sales and customer service in North America and Europe, we may not be able to develop sufficient capabilities internally on a timely basis or to find an adequate replacement for Gardex should our relationship with Gardex change unexpectedly. Any serious disruption in our relationship with Gardex or substantial loss in Gardex's effectiveness in performing its sales functions could significantly reduce our revenues and profitability. See "Item 4. Information on the Company--Business Overview--Sales and Marketing--Sales and Customer Service Agents".

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

   ASE Inc., our controlling shareholder, is principally engaged in the semiconductor packaging business. ASE Inc. is also engaged in the semiconductor testing business through its 51.0% shareholding in our company and otherwise. ASE Inc. does not, under Singapore law, owe any fiduciary obligation to our minority shareholders. ASE Inc. is in a position to control actions that require shareholders' approval by ordinary resolution, including the timing and payment of dividends and the election of our entire board of directors. In addition, some members of our board of directors are employed by, or serve as directors of, companies within the ASE Group, and our Chairman and six other directors hold similar positions at ASE Inc. Accordingly, ASE Inc. or its affiliates may take actions that are not in our or our shareholders' best interest.

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

     Our revenues and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at a reasonable price.

   Our packaging operations require that we obtain adequate supplies of raw materials on a timely basis. Shortages in the supply of raw materials experienced by the semiconductor industry have in the past resulted in occasional price increases and delivery delays. For example, in 1999 and the first half of 2000, the industry experienced a shortage in the supply of advanced substrate used in ball grid array, or BGA, packaging. Raw materials such as advanced substrates are prone to supply shortages since such materials are produced by a limited number of suppliers such as Kinsus Interconnect Technology Corporation, Dayshine Technology Inc. and Marubeni Singapore Pte. Ltd. In order to partially reduce the risk of supply shortages, ASE Inc. established ASE Material in 1997 (which is now operated as a division of ASE Inc. following the merger of ASE Material with and into ASE Inc. in August 2004) and has established a joint venture with Compeq Manufacturing Co. Ltd. for the design and production of interconnect materials for packaging semiconductors. However, we do not expect ASE Inc.'s in-house interconnect materials and substrate capabilities or ASE Inc.'s joint venture with Compeq Manufacturing Co. Ltd. to be able to provide sufficient raw materials to meet all of our requirements. Consequently, we will remain dependent on market supply and demand for our raw materials. Recently, we have experienced a tightening in the market supply of raw materials, and the fire in May 2005 at our and ASE Inc.'s facilities in Chung Li, Taiwan has damaged a substantial portion of ASE Inc.'s production capacity of interconnect materials for use in packaging operations. See "Item 8. Financial Information--Significant Changes" for a description of the fire. We cannot guarantee that we will not experience shortages in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner or at a reasonable price. Our revenues and earnings could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

     Any environmental claims or failure to comply with any present or future environmental regulations, as well as any fire or other industrial accident, may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.

   We are subject to a various laws and regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our packaging process. Although we have not suffered material environmental claims in the past, the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations. New regulations could require us to acquire costly equipment or to incur other significant expenses that we may not be able to pass on to our customers. For example, as a result of new restrictions in the European Union governing the use of hazardous substances, we expect that our customers will increasingly request that the materials used in our packaging processes be compliant with the new European Union regulations, which will likely increase our raw material costs as a result. See "Item 4. Information on the Company--Business Overview--Raw Materials". Additionally, any failure on our part to control the use of, or adequately restrict the discharge of, hazardous substances could subject us to future liabilities that may have a material adverse effect on our financial condition and results of operations.

     Any impairment charges required under either ROC GAAP or U.S. GAAP may have a material adverse effect on our net income under ROC GAAP or under a reconciliation with U.S. GAAP, respectively.

   For the year ended December 31, 2004, we adopted ROC Statement of Financial Accounting Standards, or ROC SFAS, No. 35, "Impairment of Assets". In addition to yearly amortization, under ROC SFAS No. 35, goodwill is evaluated at least annually to determine if it is impaired. If certain criteria are met, we are required to record an impairment loss. As a result of our annual impairment review for the year ended December 31, 2004, under ROC GAAP we recognized an impairment loss of $26.5 million on goodwill from our purchase of shares of ISE Labs. See Note 16 of the Notes to Consolidated Financial Statements. Under ROC GAAP, total goodwill amortization amounted to $10.1 million for each of the years ended December 31, 2004, 2003 and 2002, respectively.

   Under currently effective U.S. GAAP, we are required to evaluate our equipment, goodwill and other long-lived assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge. We completed a goodwill impairment review as of January 1, 2002 using a fair-value based approach in accordance with the new standards and found no impairment. We also completed our annual goodwill impairment test for 2002 and 2003 and found no impairment. After completing our annual goodwill impairment test for 2004, we recognized an impairment loss of $41.5 million under U.S. GAAP for impairment relating to our purchase of shares of ISE Labs. Total goodwill amortization amounted to $10.1 million under ROC GAAP for the year ended December 31, 2004, which is not recorded for U.S. GAAP reporting. As of December 31, 2004, the goodwill under U.S. GAAP amounted to $40.9 million. Any goodwill impairment charge required under U.S. GAAP may have a material adverse effect on our financial condition and results of operations on a U.S. GAAP reconciled basis. See Notes 24 and 25 of the Notes to Consolidated Financial Statements for a discussion of the standards under U.S. GAAP.

   We are currently unable to estimate the extent and timing of goodwill impairment charges for future years under ROC GAAP or under a reconciliation with U.S. GAAP, and we cannot give any assurance that impairment charges will not be required in periods subsequent to December 31, 2004. The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period in which our operating results and outlook are otherwise already depressed.

     Terrorist attacks, such as the attacks that occurred on September 11, 2001, military action in Iraq and general instability in the Middle East may adversely affect the markets in which we operate, our operations and our profitability.

   The attacks of September 11, 2001 and subsequent events, including military action in Iraq, have caused volatility in the world financial markets and have led, and may continue to lead to, further armed hostilities, prolonged military action in Iraq, or further acts of terrorism in the United States or abroad, which could cause further instability in financial markets. These developments could have an adverse impact on, among other things, our ability to expand the market for our services, obtain financing as needed and enter into strategic relationships, and, depending on their magnitude, could have a material adverse effect on our business, financial condition, results of operations or cash flows.

  Risks Relating to Countries in Which We Conduct Operations

     Adverse economic conditions in Asia could negatively affect our business, financial condition and results of operations.

   Our current testing and packaging facilities are located in Taiwan, Malaysia, the United States and Singapore. Our affiliated company, ASE Korea, has operations in South Korea. Furthermore, our customers are located in North America, Europe and other parts of Asia. As a result, our business is subject to various risks beyond our control, such as:

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

   Furthermore, economies of the countries in Asia, including Malaysia and Taiwan, have in the past been adversely affected by prolonged inflation, drastic increases in interest rates, widespread failures of financial institutions, political instabilities and other factors in the region. If this were to occur in any future period, our liquidity, financial condition and results of operations could be materially and adversely affected. Adverse economic conditions in the region could result in reduced availability of credit and other financing sources and, as a result, ASE Test Malaysia, ASE Test Taiwan and other subsidiaries would have to rely more heavily on us for funding. In addition, any adverse economic development in the region, if prolonged, could result in lower demand for, and exert further pressures on the prices of, the services and products provided by companies in the region, including us.

     Strained relations between the Republic of China and the People's Republic of China could negatively affect our business and the market value of our shares.

   Our principal executive offices and our principal testing facilities are located in Taiwan and approximately 42% of our net revenues in 2004 was derived from our operations in Taiwan. The ROC has a unique international political status. The People's Republic of China, or the PRC, asserts sovereignty over all of China, including Taiwan and does not recognize the legitimacy of the ROC government. Although significant economic and cultural relations have been established in recent years between the ROC and the PRC, relations have often been strained and the PRC government has indicated that it may use military force to gain control over Taiwan in some circumstances, such as the declaration of Taiwan's independence by the ROC. Relations between the ROC and the PRC have been particularly strained in recent years. In particular, on March 14, 2005, the PRC adopted an anti-secession law which states that the PRC may use non-peaceful means and other necessary measures if Taiwan formally declares its independence or if the PRC determines that there is no possibility for a peaceful reunification. Political uncertainty could adversely affect the prices of our shares. Relations between the ROC and the PRC and other factors affecting the political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our shares.

     As a substantial portion of our business and operations are located in Taiwan, we are vulnerable to earthquakes, typhoons, drought and other natural disasters, as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our earnings.

   Taiwan is susceptible to earthquakes and has experienced severe earthquakes which caused significant property damage and loss of life, particularly in the central and eastern parts of Taiwan. Earthquakes have damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. We have never experienced structural damage to our facilities and damage to our machinery and equipment as a result of these earthquakes. In the past, however, we have experienced interruptions to our production schedule primarily as a result of power outages caused by earthquakes.

   Taiwan is also susceptible to typhoons, which may cause damage and business interruptions to companies with facilities located in Taiwan. In 2001, Taiwan experienced severe damage from typhoons, including a typhoon on September 16 that caused over 100 deaths, severe flooding and extensive damage to property and businesses. We have not experienced any material damage or business interruption from the increased typhoon activity in Taiwan.

   In May 2002, Taiwan experienced a severe drought. Although our manufacturing process does not rely on an adequate supply of water, and we were not affected by the May 2002 drought directly, a drought may interrupt the manufacturing process of the foundries located in Taiwan, in turn disrupting some of our customers' production, which could result in a decline in the demand for our services. In addition, the supply of electrical power in Taiwan, which is primarily provided by Taiwan Power Company, the state-owned electric utility, is susceptible to disruption that could be prolonged and frequent, caused by overload as a result of high demand or other reasons.

   Our production facilities as well as many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected by an earthquake, a typhoon, a drought or any other natural disasters, or power outage or other industrial incidents, it could result in a decline in the demand for our packaging and testing services. If our suppliers and providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake, typhoon, drought, or other natural disasters in Taiwan or power outage and other industrial incidents could severely disrupt the normal operation of our business and have a material adverse effect on our financial condition and results of operations.

     Any recurrence of SARS or outbreak of avian flu or other contagious disease may have an adverse effect on the economies and financial markets of certain Asian countries and may adversely affect our results of operations.

   In the first half of 2003, China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries encountered an outbreak of severe acute respiratory syndrome, or SARS, which is a highly contagious form of atypical pneumonia. The SARS outbreak had an adverse effect on our results of operations for the first half of 2003, primarily due to the lower than expected demand for our packaging and testing services that resulted from the adverse effect of such SARS outbreak on the level of economic activity in the affected regions. Additionally, the World Health Organization, or WHO, reported in January 2005 that "during 2004, large parts of Asia experienced unprecedented outbreaks of highly pathogenic avian influenza, caused by the H5N1 virus," which moved the world closer than at any time since 1968 to an influenza pandemic "with high morbidity, excess mortality, and social and economic disruption." There is no guarantee that an outbreak of SARS, avian flu or other contagious disease will not occur again in the future and that any future outbreak of SARS, avian flu or other contagious disease, or the measures taken by the governments of the ROC, Hong Kong, the PRC or other countries against such potential outbreaks, will not seriously interrupt our production operations or those of our suppliers and customers, which may have a material adverse effect on our financial condition and results of operations. The perception that an outbreak of SARS, avian flu or other contagious disease may occur again may have an adverse effect on the economic conditions of certain countries in Asia.

  Risks Relating to Our Holding Company Structure

     Our ability to receive dividends and other payments from our subsidiaries may be restricted by commercial, statutory and legal restrictions.

   We are a holding company, and our only significant assets are our ownership interests in ASE Test Taiwan, ASE Test Malaysia, ISE Labs and our 30.0% interest in ASE Korea. Dividends we receive from our subsidiaries, if any, may be subject to taxation. The ability of our subsidiaries to pay dividends, repay intercompany loans from us or make other distributions to us may be restricted by, among other things, the availability of funds, the terms of various credit arrangements entered into by such subsidiaries, as well as statutory and other legal restrictions. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries to distribute dividends to us, we cannot assure you that the relevant regulations will not be changed and that the ability of our subsidiaries to distribute dividends to us will not be restricted in the future.

     Our ability to make further investments in our subsidiaries may depend on regulatory approvals.

   Our subsidiaries depend on us for future equity-related financings, and any capital contribution by us to our subsidiaries may require the approval of the relevant authorities in the jurisdiction in which the subsidiary is incorporated. For example, any capital contribution by us to ASE Test Taiwan will require the approval of the authorities of the Export Processing Zone Administration of the ROC Ministry of Economic Affairs. We may not be able to obtain any such approval in the future in a timely manner or at all.

  Risks Relating to the Shares

     Our shareholders may have difficulty protecting their shareholders rights.

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

   Our registered offices are located at One Marina Boulevard #28-00, Singapore 018989, and the telephone number at the location is (65)
6890-7188. Our principal executive offices are located at 10 West Fifth Street, Nantze Export Processing Zone, Kaohsiung, Taiwan, Republic of China, and our telephone number at the location is (886-7) 363-6641. Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011, and our agent's telephone number is 212-894-8940.

   ASE Test, Inc., whose predecessor was a subsidiary of ETC Flextronics, Inc., is located in Taiwan and is engaged in the testing of semiconductors. It has a wholly-owned subsidiary in the United States, ASE Test (U.S.A.) Inc., which was incorporated in 1996 and is engaged in after-sales service to customers of ASE Test, Inc. ASE Test (U.S.A.) was dissolved in 2003.

   In June 1996, our shares were approved for quotation on the Nasdaq National Market in the United States.

   On April 15, 1997, we issued 18,000,000 shares (after retroactive adjustments for two-for-one stock splits in 1998 and 1999) to ASE Holdings (Bermuda), Inc., a wholly-owned subsidiary of ASE Inc., in exchange for all of the shares of ASE Holdings (Singapore) Pte. Ltd., which is a Singapore holding company that owns 100% of the shares of ASE Electronics (M) Sdn. Bhd., also known as ASE Test Malaysia. ASE Test Malaysia is engaged in the testing and packaging of semiconductors.

   In December 1997 and January 1999, we obtained approval from the ROC Securities and Futures Commission (since renamed the ROC Securities and Futures Bureau) to issue TDSs, representing 6,000,000 and 5,000,000 shares (after retroactive adjustments for two-for-one stock splits in 1998 and 1999) offered by our shareholder, J&R Holding Limited. Our TDSs are listed on the Taiwan Stock Exchange and trade under the code 9101.

  ISE Labs

   In May 1999, we acquired 70.0% of the outstanding shares of ISE Labs, a semiconductor testing company with its principal facilities located in Fremont and Santa Clara, California at a purchase price of $100.1 million.

   We subsequently increased our holding to 100.0% through purchases made in April, July and November 2000 and in January 2002. The total price for our acquisition of 100.0% of the outstanding shares of ISE Labs amounted to $221.2 million.

  ASE Chung Li and ASE Korea

   In July 1999, we and our parent company, ASE Inc., jointly acquired Motorola's semiconductor businesses in Chung Li, Taiwan and Paju, South Korea for the testing and packaging of semiconductors with principally communications, consumer and automotive applications. Substantially all of the assets of ASE Chung Li were acquired for a base price of $150.0 million in cash, consisting of an initial payment at closing and additional payments in installments contingent upon certain targets of revenue from packaging and testing services provided to Motorola being met. All such installments were paid by July 2004. The ASE Korea acquisition was structured as a stock acquisition of 100.0% of the outstanding shares of ASE Korea for a base price of $140.0 million in cash, consisting of an initial payment with the remainder payable over five years. In addition to the combined base price of $290.0 million, approximately $60.1 million in cash was paid to purchase capital assets at both facilities which were acquired after January 1, 1999 and specified inventories and cash positions. Under the acquisition agreements, ASE Inc. acquired a 70.0% interest in each of the two businesses, and we acquired the remaining 30.0% interest. This division of the investment reflected in part our estimate of the relative testing and packaging values at the facilities.

  ASE Chung Li and ASE Material's Merger into ASE Inc.

   On August 1, 2004, ASE Chung Li and ASE Material merged with and into ASE Inc. with ASE Inc. as the surviving corporation. As a result of the merger, all of the assets and liabilities of ASE Chung Li and ASE Material are owned and have been assumed by ASE Inc. and the operations of ASE Chung Li and ASE Material have been integrated with the operations of ASE Inc.

   The merger was consummated by means of a share exchange pursuant to which we, along with other respective shareholders, other than ASE Inc., of ASE Chung Li and ASE Material, received common shares of ASE Inc. in exchange for the common shares of each of ASE Chung Li and ASE Material. ASE Inc. issued 282,315,437 common shares in connection with the merger, representing approximately 7.9% of its outstanding shares as of October 28, 2003 before giving effect to such issuance. Following the completion of this merger, our ownership interests in ASE Chung Li were reduced to zero. See "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions".

BUSINESS OVERVIEW

Introduction

   We believe that we are one of the world's largest independent semiconductor testing companies, providing a complete range of testing services, including:

o front-end engineering testing at our facilities in the Silicon Valley area in California and Austin, Texas, near many of the major semiconductor design houses in the United States;

o final testing of complex, high-performance logic/mixed-signal semiconductors at our facilities in Taiwan, Malaysia, Singapore, the Silicon Valley area in California and Austin, Texas; and

o turnkey services, which include drop shipment of tested and packaged semiconductors to end users designated by our customers.

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

   We focus primarily on testing complex, high-performance logic/mixed-signal semiconductors and packaging high pin-count semiconductors. In 2004, approximately 98% of our net testing revenues was derived from testing complex, high-performance logic/mixed-signal semiconductors and approximately 51% of our net packaging revenues was derived from packaging high pin-count semiconductors. Semiconductors tested and packaged by us are used in diverse end-use markets, including communications, consumer electronic, personal computer and industrial products and other applications.

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

   As a part of our overall strategy to strengthen our testing capabilities and increase our range of services, we intend to continue expanding through internal growth and strategic acquisitions. In 1999, we completed the acquisition of ISE Labs. Through this acquisition, we have expanded our testing capabilities and established a broad geographic presence in the United States, Taiwan, Malaysia and Singapore in close proximity to foundries, integrated device manufacturers and design houses which outsource testing and packaging services. Our acquisition of ISE Labs has enabled us to become an independent provider of complete semiconductor testing solutions, adding significant depth and continuity to our testing services and providing us with a valuable competitive advantage. In particular, ISE Labs allows us to conform our front-end and back-end testing platforms for the same products tested, resulting in greater operational efficiency and cost reduction. We intend to leverage our front-end engineering testing relationships in Silicon Valley to grow our back-end testing business.

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

Industry Background

  General

   Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable semiconductors at a lower cost per function. These improvements have resulted in significant performance and price benefits to manufacturers of electronic systems. As a result, semiconductor demand has grown substantially in our primary end-user markets for communications, personal computers and consumer electronics, and has experienced increased growth in other markets such as automotive products and industrial automation and control systems.

   The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns. The Semiconductor Industry Association estimates that worldwide sales of semiconductors increased from approximately $51 billion in 1990 to approximately $213 billion in 2004. The semiconductor industry experienced strong growth between 1992 and 1995 and between 1998 and 2000, with declines between 1996 and first half of 1997 as well as in 1998. Starting from the fourth quarter of 2000, the semiconductor industry experienced a severe downturn due to a slowdown in the global economy, overcapacity in the semiconductor industry and worldwide inventory adjustment. The semiconductor industry started to show signs of a modest recovery in 2002, primarily as a result of inventory replenishment and the introduction of new products. This modest recovery, evident in 2002 and 2003, strengthened in 2004 and is expected to maintain its strength throughout most of 2005, according to the Semiconductor Industry Association. We believe that the pattern of long-term growth and cyclical fluctuations will continue in the semiconductor industry.

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

   In addition, the outsourcing trend is affected by the cyclical nature of the semiconductor industry as semiconductor companies reduce capital investments during industry downturns. Since the recent industry downturn beginning in the fourth quarter of 2000, semiconductor companies have significantly reduced their investment in in-house testing and packaging technologies and capacity. As a result, some semiconductor companies may have limited in-house expertise and capacity to accommodate large orders following a recovery in demand, particularly in the area of advanced technology. We expect semiconductor companies to increasingly outsource their testing and packaging requirements to take advantage of the advanced technology and scale of operations of independent testing and packaging companies.

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

   Gartner Dataquest forecasts that the total outsourced semiconductor testing market will grow from $2.3 billion in 2003 to $6.5 billion in 2009. Gartner Dataquest also forecasts that the total outsourced semiconductor packaging market will grow from $8.2 billion in 2003 to $21.3 billion in 2009.

Principal Products and Services

   We offer a broad range of advanced semiconductor testing and packaging services. Our services generally focus on complex, high-performance logic/mixed-signal semiconductors, such as system on a chip, or SOC. Our testing services include front-end engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process; wafer probing; final testing; and other related semiconductor testing services. Our package types employ either leadframes or substrates as interconnect materials. The semiconductors we package are used in a wide range of end-use applications, including communications, personal computers, consumer electronics, industrial, automotive and other applications. We focus on testing and packaging logic semiconductors. We, at our facilities in Malaysia and, in conjunction with ASE Inc., at our facilities in Taiwan, offer our customers turnkey services which consist of testing, packaging and direct shipment of semiconductors to end users designated by our customers.

   The following table sets forth, for the periods indicated, our testing and packaging revenues as a percentage of net revenues.

                                            Year Ended December 31,
                                         ------------------------------
                                          2002       2003       2004
                                          ----       ----       ----
                                         (percentage of net revenues)
Testing revenues.....................       71.0%      65.7%      55.2%
Packaging revenues...................       29.0       34.3       44.8
                                           -----      -----      -----
Total net revenues...................      100.0%     100.0%     100.0%
                                           =====      =====      =====

   The recent increase in packaging revenues as a percentage of net revenues was primarily a result of module assembly services. See "--Principal Products and Services--Packaging".

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

   The following table sets forth, for the periods indicated, the percentage of our net testing revenues accounted for by each type of testing service.

                                           Year Ended December 31,
                                           -----------------------
                                          2002       2003       2004
                                          ----       ----       ----
                                          (percentage of net testing
                                                  revenues)
Logic/mixed-signal testing...........       98.0%      97.9%      98.0%
Memory testing.......................        2.0        2.1        2.0
                                           -----      -----      -----
   Total net testing revenues........      100.0%     100.0%     100.0%
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

   The following table sets forth our principal packaging products:

                     Number
   Package Format   of Leads       Description           End Use Applications
   --------------   --------   -----------------------   ----------------------
Ball Grid Array     42-1,517   Designed for              Cellular phones,
(BGA)                          semiconductors which      pagers, wireless
                               require the enhanced      communications, DSPs,
                               performance provided by   micro-controller
                               BGA, including personal   applications and
                               computer chipsets,        high-performance disk
                               graphic controllers and   drives.
                               microprocessors, ASICs,
                               digital signal
                               processors, also called
                               DSPs, and memory
                               devices.

Quad Flat Package   32-304     Designed for advanced     Multimedia
(QFP)/Thin QFP                 processors and            applications, cellular
(TQFP)                         controllers, ASICs and    phones, personal
                               DSPs.                     computers, automotive
                                                         and industrial
                                                         products, hard disk
                                                         drives, communication
                                                         boards such as
                                                         ethernet, integrated
                                                         services digital
                                                         network, also called
                                                         ISDN, and notebook
                                                         computers.

Plastic Leaded Chip 20-84      Designed for              Personal computers,
Carrier (PLCC)                 applications that do      scanners, electronic
                               not require low profile   games and monitors.
                               package with high
                               density of
                               interconnects.

Small Outline       48-64      Leadframe packages        Consumer audio/video
Plastic Package                designed for memory       and entertainment
(SOP)/Thin SOP                 devices including logic   products, cordless
(TSOP)                         and analog devices,       telephones, pagers,
                               SRAM, DRAM, fast static   fax machines,
                               RAM, also called FSRAM,   printers, copiers,
                               and flash memory          personal computer
                               devices.                  peripherals,
                                                         automotive parts,
                                                         telecommunications
                                                         products, recordable
                                                         optical disks and hard
                                                         disk drives.

Small Outline       16-28      Designed for memory and   DRAM memory devices,
Plastic J-Bend                 low pin-count             microcontrollers,
Package (SOJ)                  applications.             digital analog
                                                         conversions and
                                                         audio/video
                                                         applications.


Plastic Dual        8-16       Used in consumer          Telephones,
In-line Package                electronic products.      televisions,
(PDIP)                                                   audio/video
                                                         applications and
                                                         computer peripherals.

Very Small          80         Designed for              Notebook computers,
Peripheral Array               fingerprint               desktop personal
(VSPA)                         identification.           computers and
                                                         automated teller
                                                         machines.

Land Grid Array     6-40       Designed for              Computer servers,
(LGA)                          applications that         cellular phones,
                               require high              network hubs and base
                               electricity consumption   stations.
                               and small package sizes.

Quad Flat           6-64       Designed for              Cellular phones,
Non-Leaded Package             applications that         computer servers and
(QFN)                          require low profile       audio/visual equipment.
                               packages and high
                               electricity consumption.

   We also offer module assembly services, which combine one or more packaged semiconductors with other components in an integrated module to enable increased functionality, typically using automated surface mount technology, or SMT, machines and other machinery and equipment for system-level assembly. End-use applications for modules include personal digital assistants, or PDAs, wireless local area network, or LAN, applications, Bluetooth applications, camera modules, automotive applications and toys. Historically, the substantial majority of our module assembly services was provided at our facilities in Malaysia to a customer for the assembly of camera modules used in handsets. We expect revenues from such services to decrease substantially in 2005 as our customer moves its camera module assembly in-house.

   The following table sets forth, for the periods indicated, the approximate percentage of our net packaging revenues accounted for by each principal type of packaging products or services.

                                                Year Ended December 31,
                                                -----------------------
                                            2002          2003         2004
                                            ----          ----         ----
                                        (percentage of net packaging revenues)
Advanced substrate and
  leadframe-based packages(1)..........      62.0%         35.2%        19.4%
Traditional leadframe-based
   packages(2).........................      35.9          20.8          9.5
Module assembly........................      --            34.5         69.6
Other..................................       2.1           9.5          1.5
                                            -----         -----        -----
   Total...............................     100.0%        100.0%       100.0%
                                            =====         =====        =====

------------

(1) Includes leadframe-based packages such as QFP/TQFP and QFN and substrate-based packages such as various BGA package types and LGA.
(2) Includes leadframe-based packages such as SOP/TSOP, SOJ, PLCC and PDIP.


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

Equipment

  Testing

   Testing equipment is the most capital-intensive component of the testing process. As of December 31, 2004, we operated 959 testers, of which 188 were consigned by our customers and 90 were leased under operating leases. We generally seek to purchase and lease testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. We purchase testing equipment from major international manufacturers, including Agilent Technologies, Inc., Credence Systems Corporation, LTX Corporation, Seiko Epson, Teradyne, Inc. and Tokyo Electron Limited. We lease testing equipment from CIT Group (Taiwan) Limited and GE Capital Taiwan. We may consider purchasing and leasing additional advanced testers depending on market demand for our testing services and the availability of testers. Upon acquisition of new testing equipment, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testing equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers and computer workstations for use in software development. Each tester may be attached to a handler or prober. Handlers attach to testers and transport individual packaged semiconductors to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

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

  Packaging

   The most important equipment used in the semiconductor packaging process is the wire bonder. The number of wire bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. The wire bonders connect the input/output terminals on the silicon die using extremely fine gold wire to leads on leadframes or substrates. Typically, wire bonders may be used, with minor modifications, for the packaging of different products. We purchase our wire bonders principally from Kulicke & Soffa Industries Inc. As of December 31, 2004, we operated 441 wire bonders of which 287 were fine pitch wire bonders. In addition to wire bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, die bonders, automated molding machines, laser markers, solder plates, pad printers, dejunkers, trimmers, formers, substrate saws and scanners.

Software Development and Engineering/Conversion Program

   We work closely with our customers to provide sophisticated software engineering services, including test program development, conversion and optimization, and related hardware design. Generally, testing requires customized testing software and related hardware to be developed for each particular product. Software is often initially provided by the customer, and then converted by us at our facilities, for use on one or more of our machines and contains varying functionality depending on specified testing procedures. Once a conversion test program has been developed, we perform trial tests on the semiconductors. Customer feedback on the test results enables us to adjust the conversion test programs prior to actual testing. We also typically assist our customers in collecting and analyzing the test results, and recommend engineering solutions to improve their design and production process. We have developed proprietary software, which automatically generates codes for creating and converting testing programs, and have also developed software for parallel testing of logic semiconductors, and for converting programs from one equipment platform to another. See "Item 5. Operating and Financial Review and Prospects--Research and Development". Our inability to successfully develop conversion software programs could materially and adversely affect our operating efficiencies. See "Item 3. Key Information--Risk Factors--Risks Relating to Our Business--The complexity of the semiconductor testing and packaging process increases the costs and production risks of our business."

Seasonality

   See "Item 5. Operating and Financial Review and Prospects--Operating Results and Trend Information--Consolidated Quarterly Results".

Sales and Marketing

  Sales and Marketing Offices

     We maintain sales and marketing offices in the United States, Taiwan, Austria, Belgium, Germany, Korea, Malaysia and Japan. Our sales staff at all of our sales and marketing offices often call on prospective customers with the sales staff of ASE Inc. We conduct marketing research through our in-house customer service personnel and those of our sales agent and through our relationships with our customers and suppliers to keep abreast of market trends and developments. In placing orders with us, our customers specify which of our facilities these orders will go to. Our customers conduct separate qualification and correlation processes for each of our facilities that they use. See "--Qualification and Correlation by Customers".

  Sales and Customer Service Agents

     Under commission agreements, ASE Test Taiwan and ASE Test Malaysia have appointed Gardex International Limited, or Gardex, as the non-exclusive sales agent for the sale of our services and products worldwide. Gardex currently focuses on markets outside of Asia. Gardex helps us identify customers and, within parameters set by us, helps us negotiate price, delivery and other terms with our customers. Purchase orders are placed directly with us by our customers. We pay Gardex a commission of 0.50% of our sales outside of Asia, payable quarterly, depending on the amount of these sales. In 2004, we paid $0.8 million in commissions to Gardex.

   Gardex is wholly-owned by Y.C. Hsu, who has had a long personal relationship with Jason C.S. Chang, our founder, Chairman and Chief Executive Officer, that pre-dates the founding of our company. We have maintained business relationships with Gardex and its predecessors since 1985. Gardex currently performs services only for ASE Inc. and us. See "Item 3. Key Information--Risk Factors--Risk Relating to Our Business--We depend on our agent for a portion of our sales in North America and Europe. Any serious interruption in our relationship with our agent, or substantial loss in its effectiveness, could significantly reduce our revenues and profitability."

   Before ASE Inc. acquired ASE (U.S.) Inc. in July 2004, ASE Test Taiwan, ASE Test Malaysia and ISE Labs, pursuant to service agreements, used ASE (U.S.) Inc. as its non-exclusive agent to provide customer service and after-sales support to customers in Europe and North America. In July 2004, ASE Inc., through its subsidiary J&R Holding Limited, purchased all of the outstanding shares of ASE (U.S.) Inc. ASE (U.S.) Inc. is now ASE Inc.'s wholly-owned subsidiary. We continue to pay ASE (U.S.) Inc. a monthly fee based on its monthly services, associated costs and expenses plus a commission set by reference to the lower of a percentage of sales or a fixed fee. In 2004, we paid $7.0 million in fees and service charges to ASE (U.S.) Inc.

  Customers

   We believe that our (1) advanced testing and packaging technologies, (2) focus on complex, high-performance products and (3) reputation for high quality and reliable services have been, and will continue to be, important factors in attracting and retaining customers. Our global base of over 200 customers includes leading semiconductor companies across a wide range of end-use applications, including:

o     Agilent Technologies, Inc.          o   Infineon Technologies AG
o     ALi Corporation                     o   Lattice Semiconductor Corp.
o     Altera Corporation                  o   Legerity Corporation
o     ATI Technologies, Inc.              o   LSI Logic Corporation
o     ATMEL Corporation                   o   Marvell Technology Group
o     Conexant Systems, Inc.              o   NVIDIA Corporation
o     Cypress Semiconductor Corporation   o   Philips Semiconductors Inc.
o     DSP Group, Inc.                     o   Qualcomm Incorporated
o     Freescale Semiconductor, Inc.       o   STMicroelectronics Pte Ltd.
        (formerly the semiconductor       o   VIA Technologies, Inc.
        operations of Motorola, Inc.)

   Our five largest customers together accounted for approximately 50% of our net revenues in 2004. There has been significant variation in the composition of our largest five customers over time, and as a result, we have been less dependent on any particular customer over time. Other than Agilent Technologies, Inc. in 2004 and 2003 and LSI Logic Corporation in 2002, no other customer accounted for more than 10% of our net revenues in 2004, 2003 or 2002. We test and package for our customers a wide range of semiconductors with diverse end-use applications in the communication, personal computer, consumer electronic and industrial sectors.

   The following table sets forth, for the periods indicated, our net revenues categorized by the principal end-use applications of the semiconductors that we tested and packaged and the modules that we assembled as a percentage of our net revenues.

                                                      Year Ended December 31,
                                                      -----------------------
                                                     2002      2003       2004
                                                     ----      ----       ----
                                                   (percentage of net revenues)
Communications....................................     31.1%     42.8%     60.6%
Personal computers................................     32.3      27.5      18.4
Consumer electronics/industrial/automotive........     31.9      26.7      16.7
Other.............................................      4.7       3.0       4.3
                                                      -----     -----     -----
  Total net revenues..............................    100.0%    100.0%    100.0%
                                                      =====     =====     =====

   The recent increase in revenue related to communications applications as a percentage of net revenues was primarily a result of module assembly services. See "--Principal Products and Services--Packaging".

   Many of our customers are leaders in their respective end-use markets.
For example, we provide testing and packaging services to ATI Technologies, Inc., a market leader in visual computing technology for mainstream computing platforms, and Qualcomm Incorporated, a leader in developing and delivering innovative digital wireless communications products and services.

   We categorize our net testing and packaging revenues based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown of our net revenues, categorized by geographic regions.

                                                      Year Ended December 31,
                                                      -----------------------
                                                     2002      2003       2004
                                                     ----      ----       ----
                                                   (percentage of net revenues)
North America...................................      72.5%      65.9%     69.2%
Asia............................................      22.6       27.7      24.6
Europe..........................................       4.9        6.4       6.2
                                                     -----      -----     -----
Total net revenues..............................     100.0%     100.0%    100.0%
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

   Our packaging and testing facilities in Malaysia and our testing facilities in Taiwan have been certified as meeting TS 16949 standards. Such standards were originally created by the International Automotive Task Force in conjunction with the International Standards Organization, or ISO. These standards provide for continuous improvement with an emphasis on the prevention of defects and reduction of variation and waste in the supply chain. TS 16949 certification is required by some semiconductor manufacturers as a threshold indicator of a company's quality control standards.

   Additionally, our packaging and testing facilities in Malaysia and our testing facilities in Taiwan have been certified as meeting the ISO 14001 quality standards set by the ISO. ISO certifications are required by many countries in connection with sales of industrial products.

   Our testing facilities in Kaohsiung, Taiwan have also been certified to be in compliance with OHSAS 18001:1999, a set of standards designed upon collaboration with occupational health and safety experts and now offered by many certification organizations as an indication of compliance with certain standards for occupational health and safety. Such facilities have also been certified as a "Sony Green Partner", which indicates our compliance with the "Sony Green Package" standard requirements.

   ISE Lab's testing facilities in Fremont, California have been approved by the U.S. military's Defense Supply Center Sourcing and Qualifications Unit as a laboratory possessing the requisite level of performance, quality and reliability required of suppliers for the U.S. Department of Defense. Such facilities have also been certified as meeting the ISO 9001 quality standards.

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

o     responsiveness and flexibility;

o     production cycle time;

o     capacity;

o     production yield; and

o     price.

    In packaging services, we primarily compete on the basis of:

o     production yield;

o     production cycle time;

o     process technology;

o     quality of service;

o     capacity;

o     location;

o     range and quality of packaging types available; and

o     price.

   Integrated device manufacturers that use our services continuously evaluate our performance against their own in-house testing and packaging capabilities. These integrated device manufacturers may have access to more advanced technologies, and greater financial and other resources than we do. We believe, however, that we can offer greater efficiency at lower cost while maintaining equivalent or higher quality for several reasons. First, as we benefit from specialization and economies of scale by providing services to a large base of customers across a wide range of products, we are better able to reduce costs and shorten production cycles through high capacity utilization and process expertise. Second, as a result of our customer base and product offerings, our equipment generally has a longer useful life. Finally, as a result of the continuing reduction of investments in in-house testing and packaging capacity and technology at integrated device manufacturers, we are better positioned to meet their advanced testing and packaging requirements on a large scale.

Material Effects of Government Regulations

   ASE Test Taiwan is subject to regulation by the Export Processing Zone Administration of the ROC Ministry of Economic Affairs in relation to land use, company registration, factory establishment, labor safety inspections, issuance of import and export licenses, foreign exchange and international trade management. ASE Test Taiwan is also subject to regulation and periodic monitoring by the Environmental Protection Administration, Executive Yuan, ROC and the Bureau of Environmental Protection, Kaohsiung City.

   ASE Test Malaysia operates under a license obtained from the Malaysian Industrial Development Authority and issued by the Ministry of International Trade and Industry of Malaysia. Some of the terms of the license are:

o ASE Test Malaysia's shares that are held by non-citizens of Malaysia cannot be sold without the prior written consent of the Ministry of International Trade and Industry;

o ASE Test Malaysia must recruit and train Malaysian citizens in a manner that reflects the multiracial composition of Malaysia for all levels of occupational classification;

o If ASE Test Malaysia proposes to utilize second-hand machinery or equipment, ASE Test Malaysia should obtain the prior written approval of the Ministry of International Trade and Industry and a report from an independent valuer acceptable to the Ministry of International Trade and Industry. The prior written approval of the Ministry of International Trade and Industry should also be obtained before any changes, additions or reductions with respect to machinery or equipment are proposed, in cases where there will be a material effect on production volume or labor;

o ASE Test Malaysia must obtain the prior written consent of the Ministry of International Trade and Industry before executing any agreements relating to technology transfers with foreigners;

o ASE Test Malaysia must select distributors of the "bumiputra" ethnicity, primarily ethnic Malays, to distribute a minimum of 30% of its sales within Malaysia. The selection of "bumiputra" distributors should be effected only after consultation with the Ministry of International Trade and Industry. The election of foreign companies as distributors requires the prior approval of the Ministry of International Trade and Industry;

o     ASE Test Malaysia must export a minimum of 85% of its production;

o ASE Test Malaysia should use its best endeavors to appoint Malaysian citizens to its board of directors and should inform the Ministry of International Trade and Industry on any appointment or change in its board of directors;

o ASE Test Malaysia should use its best endeavors to utilize the services of Malaysian-owned companies and enterprises in the context of the New Economic Policy of Malaysia; and

o The products of ASE Test Malaysia should attain a standard acceptable to the Malaysian government.

Raw Materials

   Semiconductor testing requires minimal raw materials. Substantially all of the raw materials used in our packaging processes are interconnect materials such as leadframes and substrates, gold wire and molding compound. Raw material costs as a percentage of our net revenues were 6.4% in 2004.

   As a result of the "Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment", or RoHS, becoming effective on July 1, 2006, we have begun adjusting our purchases of raw materials and our production processes in order to use raw materials that comply with this legislation for part of our production. The aim of this new legislation is to restrict the use in the European Union, or EU, of certain substances the EU has deemed harmful to consumers, which includes certain grades of molding compounds, solder and other raw materials that are used in our products. Manufacturers of electrical and electronic equipment will need to comply with this legislation in order to sell their products in an EU member state. As a result of this legislation, we expect that our customers will increasingly request that RoHS-compliant materials be used in our packaging processes which will likely increase our raw material and other costs as a result.

   We do not maintain large inventories of leadframes, substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material for approximately one month's production based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, several of our principal suppliers dedicate portions of their inventories, typically in amounts equal to the average monthly amounts supplied to us, as reserves to meet our production requirements. However, shortages in the supply of materials experienced by the semiconductor industry have in the past resulted in occasional price adjustments and delivery delays. For example, in 1999 and the first half of 2000, the industry experienced a shortage in the supply of advanced substrates used in BGA packages, which, at the time, were only available from a limited number of suppliers located primarily in Japan. Recently, we have experienced a tightening in the market supply of raw materials, and the fire in May 2005 at our and ASE Inc.'s facilities in Chung Li, Taiwan has damaged a substantial portion of ASE Inc.'s production capacity of interconnect materials for use in our packaging operations. See "Item 8. Financial Information--Significant Changes" for a description of the fire. We cannot guarantee that we will not experience shortages in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner and at a reasonable price. In the event of a shortage, we generally inform our customers and work together to accommodate changes in delivery schedules.

Environmental Matters

   Semiconductor testing does not generate significant pollutants. The semiconductor packaging process generates environmental wastes, including gaseous chemical, liquid and solid industrial wastes. We have installed various types of anti-pollution equipment for the treatment of liquid and gaseous chemical waste generated at our semiconductor packaging facilities in Malaysia, where substantially all of our packaging operations are located. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards that are consistent with the semiconductor industry practice in the countries in which our facilities are located. In addition, we believe we are in compliance in all material respects with present environmental laws and regulations applicable to our operations and facilities. For a further discussion of our compliance with a recent EU Directive affecting us, see "--Raw Materials".

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

ORGANIZATIONAL STRUCTURE

   The following chart illustrates our corporate structure and effective ownership interest in each of our principal operating subsidiaries and affiliates as of May 31, 2005. The following chart does not include wholly-owned intermediate holding companies.


                            --------------------
                           |                    |
                           |       ASE INC.     |--------------------------
                           |                    |                          |
                            --------------------                           |
                                      |                                    |
                                51.0% |                                    |
                                      |                                    |
                                      |                                    |
                            --------------------                           |
                           |   ASE TEST LIMITED |                          |
                            --------------------                           |
                                      |                               70.0%|
                                      |                                    |
                                      |                                    |
         ---------------------------------------------------------------   |
        |                   |                      |                   |   |
        |                   |                      |                   |   |
 100.0% |            100.0% |                99.99%|              30.0%|   |
        |                   |                      |                   |   |
 ---------------     ---------------         ---------------     ------------
|               |   |     ASE       |       |               |   |            |
|    ISE LABS,  |   |  ELECTRONICS  |       |  ASE TEST,    |   | ASE (KOREA)|
|      INC.     |   | (M) SDN. BHD. |       |     INC.      |   |     INC.   |
|               |   |               |       |               |   |            |
 ---------------     ---------------         ---------------     -------------



   The following table sets forth summary information for our subsidiaries as of May 31, 2005:

                                                                                      Total
                                                                                     Paid-in         Our
                                                                Jurisdiction of    Capital (in    Ownership
           Subsidiary                   Main Activities          Incorporation      millions)     Interest
           ----------                   ---------------          -------------      ---------     --------

ASE Electronics (M) Sdn. Bhd.    Packaging and testing of      Malaysia                $62.3        100.0%
                                   semiconductors
ASE Test, Inc.                   Testing of semiconductors     Taiwan                 $187.3        99.99%
ISE Labs, Inc.                   Testing of semiconductors     United States           $70.6        100.0%
ASE (Korea) Inc.                 Packaging and testing of      Korea                   $38.0         30.0%
                                   semiconductors


PROPERTY, PLANTS AND EQUIPMENT

   We maintain operations in Taiwan, Malaysia and California, U.S.A. Our operations in Kaohsiung, Taiwan are located principally in four plants located in the Nantze Export Processing Zone in Kaohsiung. Substantially all of our facilities in Kaohsiung, including our principal executive offices, are located at these plants. With our diverse facilities and through cooperation with ASE Inc., we are able to closely tailor our testing solutions to our customers' needs. The following table sets forth the location, commencement of operation, primary use, approximate floor space and ownership of our facilities as of May 31, 2005.

                                                                               Approximate
                                Commencement                                   Floor Space    Owned or
  Facility        Location      of Operation         Primary Use              (in sq. ft.)     Leased
  --------        --------      ------------         -----------              -------------   --------

ASE Test         Kaohsiung,       December        Our primary testing          1,013,000      Land:
Taiwan(1)         Taiwan            1987          facilities which  offer                     leased
                                                  complete semiconductor                      Buildings:
                                                  manufacturing solutions                     owned
                                                  in conjunction with ASE
                                                  Inc.'s facility in
                                                  Kaohsiung and foundries
                                                  located in Taiwan.
                                                  Focuses primarily on
                                                  advanced
                                                  logic/mixed-signal
                                                  testing for integrated
                                                  device manufacturers,
                                                  fabless design companies
                                                  and system companies.

                 Chung Li,        October 2001    Our primarily wafer           70,000        Land and
                   Taiwan                         probing testing                             building:
                                                  facilities.                                 leased

ASE Test         Penang,          February        An integrated packaging      827,000        Land:
Malaysia           Malaysia       1991            and testing facility that                   leased
                                                  focuses primarily on the                    Buildings:
                                                  requirements of                             owned and
                                                  integrated device                           leased
                                                  manufacturers and system
                                                  companies, including
                                                  those for module assembly.

ISE Labs(2)      Fremont,         November        Front-end engineering and    363,000        Land and
                   California     1983            final testing facilities                    buildings:
                 Austin, Texas                    located in northern                         leased
                 Singapore                        California in close
                                                  proximity to some of the
                                                  world's largest fabless
                                                  design companies. Testing
                                                  facilities located in
                                                  close proximity to
                                                  integrated device
                                                  manufacturers and fabless
                                                  companies in Texas and
                                                  Southeast Asia.


------------

(1) On May 1, 2005, our facilities in Chung Li, Taiwan suffered damage from a fire. See "Item 8. Financial Information--Significant Changes".
(2) We acquired a 70.0% interest in ISE Labs in May 1999, which was subsequently increased to 80.4% following our purchase of additional shares of ISE Labs in 2000. In January 2002, we purchased the remaining outstanding shares of ISE Labs.

   For information on the aggregate capacity of our facilities in terms of the number of testers and bonders we operate, see "--Business Overview--Equipment". The capacity utilization rates of the machinery and equipment installed at our production facilities typically depend on factors such as the volume and variety of different products tested or packaged using such machinery and equipment, the efficiency of our operations in terms of the loading and adjustment of machinery and equipment for the testing or packaging of different products, the complexity of the different products to be tested or packaged, the amount of time set aside for the maintenance and repair of the machinery and equipment, the experience and schedule of work shifts of operators, and others.

Item 5.  Operating and Financial Review and Prospects.

OPERATING RESULTS AND TREND INFORMATION

Overview

   We provide our customers with a complete range of semiconductor testing services. These services are primary components of the semiconductor manufacturing process. Our services generally focus on complex, high-performance logic/mixed-signal semiconductors, such as system on a chip, or SOC, and include front-end engineering testing, wafer probing and final testing. At our facilities in Malaysia, we also provide a broad range of leadframe and substrate-based semiconductor packaging services, including package types such as BGA, QFP and TQFP, as well as module assembly services. For more information on our testing and packaging services, see "Item 4. Information on the Company--Business Overview--Principal Products and Services".

   Beginning in the fourth quarter of 2000 and continuing through 2001, we experienced a significant downturn in the semiconductor industry. During this downturn we saw a material decline in our business caused by a decline in average selling prices and a curtailment in overall business demand for our services. The decrease in our net revenues during 2001 was across each of the principal end-use applications for the products which we tested and packaged: communications, personal computer and consumer electronics products. Starting from 2002 and throughout 2004, we experienced a gradual improvement in our net revenues compared to 2001 as a result of a modest recovery in the semiconductor industry since the second quarter of 2002.
This improvement was generally concentrated in the testing of more complex, high-performance semiconductors and the packaging of more advanced package types. As a result of the modest recovery in the semiconductor industry and a gradual upturn in the outsourcing trend in 2002, 2003 and 2004, our average selling prices for packaging and testing services stabilized in 2002, 2003 and 2004 as compared to 2001.

Net Revenues and Pricing

   We recorded net revenues of $621.1 million, $391.9 million and $302.0 million in 2004, 2003 and 2002, respectively. Our net revenues are primarily affected by the volume of units tested and packaged, the selling prices for these units and currency fluctuations. The volume of units tested and packaged has been primarily affected by upturns and slowdowns in the semiconductor industry. Our increase in net revenues from 2002 to 2004 was the result of the modest recovery in the semiconductor industry since the second quarter of 2002. Currency fluctuations affect our net revenues by increasing or decreasing the revenue we receive per unit when sales are translated into local currency.

   In the case of semiconductor packaging, the cost of the silicon die, by most accounts the most costly component of the packaged semiconductor, is typically not reflected in our costs (or revenues) since it is typically supplied by our customers on a consignment basis. In the case of module assembly, we typically procure the substantial majority of the components and raw materials to be assembled, including packaged semiconductors, which are reflected both in our costs and our revenues. Compared to semiconductor packaging, module assembly typically generates higher revenues and incurs higher costs for a given amount of gross profit, and affects our margins accordingly.

   In 2004, 2003 and 2002, our packaging revenues accounted for 44.8%, 34.3% and 29.0% while testing revenues accounted for 55.2%, 65.7% and 71.0% respectively, of our net revenues. Testing revenues as a percentage of our net revenues decreased in 2004 and 2003 primarily as a result of the increase in revenues from module assembly, but also in part because the average selling prices of our testing services are more severely affected by a downturn in the semiconductor industry than the average selling prices of our packaging services. Our packaging revenues as a percentage of net revenues have increased as a result of the recent increase in module assembly services provided to a customer involving the assembly of camera modules used in handsets. However, we expect that packaging revenues as a percentage of net revenues will decline in the near term as the revenue from module assembly services decreases as such customer moves more of its camera module assembly in-house.

   The majority of our net testing revenues is derived from testing complex, high-performance logic/mixed-signal semiconductors, and the majority of our net packaging revenues is derived from packaging high pin-count semiconductors and module assembly. High pin-count semiconductor packages are package types with pin-counts of greater than 100 leads. We have expanded testing capabilities and a broad geographic presence in the United States, Taiwan, Malaysia and Singapore in close proximity to key centers for outsourced semiconductor manufacturing and semiconductor designing. In 2004, approximately 58% of our net revenues were derived from operations outside of Taiwan, as compared to approximately 50% in 2003.

   The semiconductor industry is characterized by a general trend towards declining prices for products and services of a given level of technology over time. During periods of intense competition and adverse conditions in the semiconductor industry, the pace of this decline in prices for our services may be more rapid than that experienced in other years. The average selling prices of our testing and packaging services have experienced sharp declines during such periods as a result of intense price competition from other independent testing and packaging companies that attempt to maintain high capacity utilization levels in the face of reduced demand. During the industry downturn commencing in the fourth quarter of 2000, we experienced a significant deterioration in average selling prices which resulted in our company incurring net losses in 2001 and 2002. In 2003 and 2004, we experienced a gradual improvement in our net income compared to 2002 as a result of a modest recovery in the semiconductor industry since the second quarter of 2002.

   Declines in selling prices have been partially offset over the last three years by a change in our revenue mix. In particular, we have been testing more complex, high-performance logic/mixed-signal semiconductors, which are used in communications, personal computer and consumer electronic products, and packaging higher pin-count package types. In addition, module assembly, which typically commands higher unit prices, has accounted for an increased portion of our net revenues. We plan to continue to develop and offer new technologies in testing and packaging services and expanding our capacity to achieve economies of scale, as well as improve production efficiencies for older technology, in order to mitigate the effects of declining prices on our profitability.

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

Cost of Revenues

   Our operations are capital intensive and are characterized by relatively high fixed costs. High-end testers can cost several million dollars each.
See "Item 4.  Information on the Company--Business Overview--Equipment".
Testing equipment has become more expensive in recent years because the growing technological complexity of semiconductors has required increasingly complex testing services. Increases or decreases in capacity utilization rates can significantly affect gross profit margins, as the unit cost of testing services generally decreases as fixed charges, such as equipment depreciation, are allocated over a larger number of units. The capacity utilization rates of the machinery and equipment installed at our production facilities typically depend on factors such as the volume and variety of different products packaged or tested using such machinery and equipment, the efficiency of our operations in terms of the loading and adjustment of machinery and equipment for the packaging or testing of different products, the complexity of the different products to be packaged or tested, the amount of time set aside for the maintenance and repair of the machinery and equipment, the experience and schedule of work shifts of operators, and others. Depreciation, amortization and equipment leasing expense are the principal components of our testing costs as testing requires minimal raw materials. In 2004, 2003 and 2002, our testing depreciation as a percentage of net testing revenues was approximately 36 %, 43% and 57%, respectively. Equipment leasing expenses of $35.4 million represented 10.3% of net testing revenues in 2004, compared with $9.8 million, or 3.8% of net testing revenues, in 2003. Recently, in order to facilitate our leasing of testing equipment, we entered into a lease receivables purchase facility agreement. See "--Liquidity and Capital Resources".

   We begin depreciating our equipment when it is placed into service. There may be a time lag between when our equipment is placed into service and when it achieves high levels of utilization. In periods of depressed industry conditions, we may experience lower than expected demand from customers and a sharp decline in the average selling price of our testing services, resulting in an increase in depreciation relative to net revenues. In particular, the capacity utilization rates for our testing equipment are more severely affected during an industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, which typically maintain larger in-house testing capacity than in-house packaging capacity.

   In the past we have been able to partially offset the effect of industry-wide fluctuations on our testing capacity utilization rates by relying on a number of factors, including the fact that our newer testers tend to have higher capacity utilization rates as they were purchased in response to market demand and that we have maintained the capacity utilization rates of our older testers by using them to test less complex and lower-performance products, as well as by relying upon leased testing equipment which increases our ability to change testers in a shorter period of time. In addition, we also maintained our testing capacity utilization rates through the development of conversion programs for our testers, which allows us to test semiconductors on multiple platforms. Our ability to maintain or enhance our gross margins will continue to be dependent in part on our ability to effectively manage capacity utilization rates.

   As our testing operations require minimal raw materials, substantially all of our raw material costs are accounted for by our packaging operations. Raw material costs as a percentage of our packaging revenues were 14%, 32% and 46% in 2004, 2003 and 2002, respectively. We expect raw materials to become an increasingly important component of the cost of our packaging revenues. See "Item 4. Information on the Company--Business Overview--Raw Materials". The former operations of ASE Material (now merged into ASE Inc.) are expected to continue to provide ASE Inc. and us interconnect material in order to help ensure an adequate supply of raw materials at competitive prices and reduce production time.

Operating Expenses

   Our operating expenses are composed of selling, general and administrative expenses and research and development expenses. Selling, general and administrative expenses are primarily composed of salaries and bonuses to employees, goodwill amortization, depreciation and other amortization and sales service charges. For more information concerning goodwill amortization, see "--Goodwill Amortization". Since selling, general and administrative expenses are stable over time, relative to other costs, selling, general and administrative expenses expressed as a percentage of net revenues will vary, in part, according to net revenues. If net revenues are increased, "economies of scale" are achieved in which selling, general and administrative expenses decrease as a percentage of net revenues. Research and development expenses include primarily salaries and bonuses of employees, factory supplies expense and depreciation. We have endeavored in recent years to expand our research and development capabilities, and, as a result, our research and development costs have increased.

Non-Operating Income and Expenses

   Our non-operating income and expenses are primarily composed of losses from impairment, interest income and expenses, gain or loss on long-term investments, and foreign exchange gain or loss. Our interest income is primarily derived from fixed return deposits and investment funds. Our long-term investments include ASE Korea. The year-end restatement of our foreign exchange assets and liabilities according to the prevailing exchange rate has a large impact on our foreign exchange gain or loss.

   Our gain on long-term investments in equity investees was $9.8 million in 2004 compared to gain of $4.3 million in 2003 and a loss of $1.5 million in 2002. This was composed of the results of operations of ASE Chung Li and ASE Korea and the results of operations of ASE Material. We own a 30.0% interest in ASE Korea and, before its merger with ASE Inc., owned a 27.6% interest in ASE Chung Li. Therefore, in 2004 we accounted for ASE Korea and ASE Chung Li as affiliates under the equity method and recorded their gains and losses to us as a gain or loss on long-term investment. Before ASE Material's merger with ASE Inc., we only owned 4.0% of ASE Material and ASE Inc. owned 57.4%; therefore, we accounted for ASE Material under the equity method, recording their gains and losses to us as gain or loss on long-term investment.

Goodwill Amortization

   Our operating and non-operating income in recent years have been affected by goodwill amortization charges in connection with acquisitions, the restructuring of our investment holdings and other share repurchases. Under ROC GAAP, additional purchases of shares of consolidated subsidiaries (majority owned) or of companies accounted for using the equity method (less than majority but greater than 20% owned) will generate goodwill in an amount equal to the difference between the purchase price and the investors' proportionate equity in the fair value of net assets of the investees. The goodwill generated is amortized over ten years. Goodwill amortization from the purchases of shares of consolidated subsidiaries are recognized under general and administrative expense. Goodwill amortization from the purchases of shares of companies accounted for using the equity method, are recognized as a debit under investment income. Our goodwill is derived from the acquisitions of ISE Labs and ASE Korea.

ASE Chung Li and ASE Material's Merger into ASE Inc.

   On August 1, 2004, ASE Chung Li and ASE Material were merged with and into ASE Inc., with ASE Inc. as the surviving corporation. The merger was consummated by means of a share exchange pursuant to which the respective shareholders, other than ASE Inc., of ASE Chung Li and ASE Material received common shares of ASE Inc. in exchange for the common shares of each of ASE Chung Li and ASE Material. The share exchange pursuant to the merger agreement between ASE Inc. and entities under the control of ASE Inc. was treated as a transaction between entities under common control, and all assets and liabilities exchanged will be transferred at their carrying amounts. In connection with ASE Inc.'s merger with ASE Chung Li, ASE Inc. issued 149,175,000 of its common shares to us, 79,914,225 of its common shares to J&R Holding, its wholly-owned subsidiary, and four common shares to certain individuals who were the original shareholders of ASE Chung Li. In connection with its merger with ASE Material, ASE Inc. issued 5,000,000 of its common shares to ASE Test Taiwan, one of our consolidated subsidiaries, 1,086,800 of its common shares to Hung Ching, our affiliate, and 47,139,409 of its common shares to employees and other shareholders, other than ASE Inc., of ASE Material and a strategic investor. For more information on the merger, see "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions".

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

   Revenue Recognition. Revenues from semiconductor packaging services that we provide are recognized upon shipment. Revenues from testing services that we provide are recognized upon completion of the services or upon shipment. We do not take ownership of:

    o bare semiconductor wafers received from customers that we package into finished semiconductors; and

    o packaged semiconductors received from customers that we test as to whether they meet performance specifications.

The title and risk of loss remains with the customer for those bare semiconductors and/or packaged semiconductors. Accordingly, the cost of customer-supplied semiconductor materials is not included in our consolidated financial statements. Other criteria that we use to determine when to recognize revenue are:

    o   persuasive evidence that the services provided exist;

    o   the selling price is fixed or determinable; and

    o   collectibility is reasonably assured.

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

   Allowance for Doubtful Accounts. We periodically record a provision for doubtful accounts based on our evaluation of the aging of our accounts and collectibility of our accounts receivable. The total amount of this provision is determined by us as follows. We first identify the receivables of customers that are of a higher credit risk based on their current overdue accounts with us, difficulties collecting from these customers in the past or their overall financial condition. For each of these customers, we estimate the extent to which it will be able to meet its financial obligations to us, and we record an allowance that reduces our accounts receivable for that customer to the amount that we reasonably believe will be collected. For all other customers, we maintain an allowance for doubtful accounts equal to a percentage of their aggregate accounts receivable. As of December 31, 2004, 2003 and 2002, the allowance we set aside for doubtful accounts was $5.4 million, $3.3 million and $3.0 million, respectively.

   Allowances for Deferred Income Tax Assets. Tax benefits arising from deductible temporary differences, unused tax credits and net operating loss carryforwards are recognized as deferred tax assets. We record a valuation allowance to reduce our net deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2004, we had deferred income tax assets of $44.9 million after accounting for a valuation allowance of $9.2 million. These deferred income tax assets primarily consisted of unused tax credits arising from investments in machinery, equipment, research and development and expenditures of ASE Test Taiwan. We have considered future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate and prudent and feasible tax planning strategies in determining the need for these valuation allowances. If we were to determine that we would not be able to realize a portion of our net deferred tax assets in the future for which there is currently no valuation allowance, an adjustment to the net deferred tax assets would be charged to earnings in the period such determination was made. Conversely, if we were to make a determination that it is more likely than not that the deferred tax assets for which there is currently a valuation allowance would be realized, the related valuation allowance would be reduced and a benefit to earnings would be recorded.

   Useful Lives of Properties. Our operations are capital intensive, and we have significant investment in expensive testing and packaging equipment. Properties represented 59%, 58% and 57% of our total assets as of December 31, 2004, 2003 and 2002, respectively. We depreciate our properties based on our estimate of their economic useful lives to us based on our judgment, historical experience and the potential obsolescence of our existing equipment brought about by the introduction of more sophisticated testing and packaging technologies and processes. If we subsequently determine that the actual useful life of a property is shorter than what we had estimated, we will depreciate the remaining undepreciated value of that asset over its remaining economic useful life. This would result in increased depreciation and decreased net income during those periods. Similarly, if the actual lives of properties are longer than what we had estimated, we would have less depreciation and higher net income in subsequent periods. As a result, if our estimations of the useful lives of our properties are not accurate, our net income in future periods would be affected.

   Realizability of Long-Term Assets. We are required to evaluate our equipment, goodwill and other long-lived assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge. In accordance with U.S. SFAS No. 144, long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets against the net book value of the assets. If the recoverability test indicates that an impairment has occurred, the impairment loss is the amount of the asset's net book value in excess of the related fair value. In 2002, we recorded a $35.3 million impairment loss against some of our testing equipment to reflect the decline in economic value of the equipment.

   For the year ended December 31, 2004, we adopted ROC SFAS No. 35, "Impairment of Assets" to account for the impairment of our long-lived assets under ROC GAAP. In accordance with ROC SFAS No. 35, long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Prior to 2004, there were no requirements related to the evaluation of recoverability of long-lived assets' impairment under ROC GAAP, and we applied U.S. SFAS No. 144 when accounting for impairment of long-lived assets for both ROC GAAP and U.S. GAAP.

   We have classified the impairment charge of $35.3 million, formerly recognized under general and administrative operating expenses, as an individual line item under non-operating income (expense) as a result of our adoption of ROC SFAS No. 35. In 2003 and 2004, we did not take any impairment charges against long-lived assets.

   Goodwill. Effective January 1, 2002, we adopted U.S. SFAS No. 142, "Goodwill and Other Intangible Assets", which requires that goodwill no longer be amortized and instead be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. We completed our transitional impairment test as of January 1, 2002 and an annual goodwill impairment test at December 31, 2002 and during the fourth quarter 2003 and found no impairment. After completing our annual goodwill impairment test for 2004, we recognized an impairment loss of $41.5 million under U.S. GAAP for impairment relating to our purchase of shares of ISE Labs. After recognizing such impairment loss, as of December 31, 2004, we had goodwill of $40.9 million remaining that primarily related to our testing operations under U.S. GAAP. If events and circumstances warrant in the future, the value of the goodwill could be further impaired under U.S. GAAP.

   For the year ended December 31, 2004, we adopted ROC SFAS No. 35, "Impairment of Assets". In addition to yearly amortization, under ROC SFAS No. 35, goodwill is evaluated at least annually to determine if it is impaired. As a result of our annual impairment review, under ROC GAAP we recognized an impairment loss of $26.5 million on goodwill from our purchase of shares of ISE Labs.

   Stock Based Compensation. For U.S. GAAP reporting, we have elected to follow Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees", which measures compensation expense based on the difference, if any, between the market price of the underlying common shares and the exercise price of the stock option on the date of the grant. We are required under U.S. SFAS No. 123, "Accounting for Stock-based Compensation", to disclose the pro forma information regarding option grants to its employees computed as if the fair value method had been applied.

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

   Pension Plan. Our pension costs are calculated using various actuarial assumptions and methodologies. These assumptions include discount rates, inflation, rate of compensation increases, expected return on plan assets, mortality rates, and other factors. Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense and recorded obligation in such future periods. We believe that the assumptions utilized in recording the obligations under our plans are reasonable based on input from our outside actuaries and other advisers and information as to historical experience and performance. Differences in actual experience or changes in assumptions may affect our pension obligation and future expense. In addition, please see "--ROC Labor Pension Act".

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

ROC Labor Pension Act

   In accordance with the ROC Labor Pension Act, effective July 1, 2005, all ROC companies, including us, will be required to contribute at least 6% of their employees' monthly salary to pension fund accounts of those employees who decide to participate in the "portable" pension plans available under the new law. Under the prior applicable pension law, the required contribution amount was no less than 2%. It is not yet clear how many of our employees will decide to participate in the "portable" pension plans available under the new law, but we anticipate that our pension costs will increase as a result of the ROC Labor Pension Act.

Results of Operations

   The following table sets forth, for the periods indicated, selected income statement items from our Consolidated Financial Statements.

                                                   Year Ended December 31,
                                              --------------------------------
                                                 2002        2003        2004
                                              --------    --------    --------
                                                       (in thousands)
Net revenues:
  Testing...................................  $214,331    $257,490    $343,116
  Packaging.................................    87,631     134,440     278,022
                                              --------    --------    --------
  Total net revenues........................   301,962     391,930     621,138
Cost of revenues............................   280,573     322,542     514,052
                                              --------    --------    --------
Gross profit................................    21,389      69,388     107,086
                                              --------    --------    --------
Operating expenses:
  Selling, general and administrative.......    33,582      38,279      45,889
  Research and development..................    18,342      19,833      23,325
  Goodwill amortization.....................    10,105      10,105      10,105
                                              --------    --------    --------
    Total operating expenses................    62,029      68,217      79,319
                                              --------    --------    --------
Income (loss) from operations...............   (40,640)      1,171      27,767
                                              --------    --------    --------
Non-operating income (expense):
  Interest - net............................   (14,396)    (12,623)     (6,316)
  Investment income (loss) under equity
     method - net...........................    (1,496)      4,259       9,844
  Impairment of long-lived assets(1)........   (35,321)         --          --
  Impairment of goodwill(2).................        --          --     (26,500)
  Foreign exchange gain (loss) - net........    (1,169)       (795)        233
  Other non-operating income (loss).........     1,511         684      (1,077)
                                              --------    --------    --------
    Total non-operating expense - net.......   (50,871)     (8,475)    (23,816)
                                              --------    --------    --------
 Income (loss) from continuing operations
  before income taxes.......................   (91,511)     (7,304)      3,951
Income tax benefit..........................    10,243       5,992      21,188
                                              --------    --------    --------
Income (loss) from continuing operations....   (81,268)     (1,312)     25,139
Extraordinary loss..........................        --      (2,203)         --
                                              --------    --------    --------
Net income (loss) (ROC GAAP)................  $(81,268)   $ (3,515)   $ 25,139
                                              ========    ========    ========
Net income (loss) (U.S. GAAP)...............  $(73,325)   $ (3,491)   $ 17,890
                                              ========    ========    ========

------------
(1) This impairment loss related to long-lived assets of $35.3 million has been reclassified from operating expense to non-operating expense in order to conform to the current year presentation. See "--Critical Accounting Policies and Estimates--Realizability of Long-Term Assets" and Notes 3 and 16 of the Notes to Consolidated Financial Statements.

(2) Effective December 31, 2004, we adopted ROC SFAS No. 35, "Impairment of Assets". In accordance with ROC SFAS No. 35, goodwill is evaluated at least annually to determine if it is impaired. As a result of our annual impairment review, under ROC GAAP we recognized an impairment loss of $26.5 million on goodwill from our purchase of shares of ISE Labs. See "--Critical Accounting Policies and Estimates--Goodwill" and Notes 2, 3 and 16 of the Notes to Consolidated Financial Statements.

   The following table sets forth, for the periods indicated, selected income statement items from our Consolidated Financial Statements as a percentage of net revenues.

                                                    Year Ended December 31,
                                               -------------------------------
                                                 2002        2003        2004
                                                 ----        ----        ----
Net revenues................................    100.0%      100.0%      100.0%
  Testing...................................     71.0        65.7        55.2
  Packaging.................................     29.0        34.3        44.8
Cost of revenues............................     92.9        82.3        82.8
Gross profit................................      7.1        17.7        17.2
Operating expenses:
  Selling, general and administrative.......     11.1         9.7         7.4
  Research and development..................      6.1         5.1         3.8
  Goodwill amortization.....................      3.4         2.6         1.6
    Total operating expenses................     20.6        17.4        12.8
Income (loss) from operations...............    (13.5)        0.3         4.4
Non-operating income (expense):
  Interest expense - net....................     (4.8)       (3.3)       (1.0)
  Investment income (loss) under equity          (0.5)        1.1         1.6
     method - net...........................
  Impairment of long-lived assets...........    (11.7)        --          --
  Impairment of goodwill....................      --          --         (4.2)
  Foreign exchange loss - net...............     (0.4)       (0.2)         --
  Other non-operating income (loss).........      0.6         0.2        (0.2)
    Total non-operating expense - net.......    (16.8)       (2.2)       (3.8)
Income (loss) before income taxes...........    (30.3)       (1.9)        0.6
Income tax benefit..........................      3.4         1.5         3.4
Income (loss) from continuing operations....    (26.9)       (0.4)        4.0
Extraordinary loss..........................      --         (0.5)        --
Net income (loss) (ROC GAAP)................    (26.9)       (0.9)        4.0
Net income (loss) (U.S. GAAP)...............    (24.3)       (0.9)        2.9


   The following table sets forth, for the periods indicated, our consolidated net revenues, gross profit and gross margin.

                                                   Year Ended December 31,
                                             -----------------------------------
                                                2002        2003        2004
                                             ---------    ---------    ---------
Net revenues:                                          (in thousands)
  Testing................................... $ 214,331    $ 257,490    $ 343,116
  Packaging.................................    87,631      134,440      278,022
                                             ---------    ---------    ---------
     Total ................................. $ 301,962    $ 391,930    $ 621,138
                                             =========    =========    =========

Gross profit:
  Testing................................... $  15,346    $  58,759    $  89,042
  Packaging.................................     6,043       10,629       18,044
                                             ---------    ---------    ---------
     Total ................................. $  21,389    $  69,388    $ 107,086
                                             =========    =========    =========

Gross margin:
  Testing...................................      7.2%        22.8%        26.0%
  Packaging.................................      6.9%         7.9%         6.5%
     Overall................................      7.1%        17.7%        17.2%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

   Net Revenues. Our net revenues increased 58.5% to $621.1 million in 2004 from $391.9 million in 2003, primarily as a result of increased sales volumes, partially offset by decreased average selling prices. Our net testing revenues increased 33.3% to $343.1 million in 2004 from $257.5 million in 2003. Our net packaging revenues increased 106.8% to $278.0 million in 2004 from $134.4 million in 2003. In 2004, our net testing revenues accounted for 55.2% of our net revenues and our net packaging revenues accounted for 44.8% of our net revenues, compared to 65.7% and 34.3%, respectively, of our net revenues in 2003. The increase in testing revenues resulted primarily from an increase in testing volume, partially offset by a decrease in the average selling prices for testing services. The increase in packaging revenues resulted primarily from an increase in packaging volume for module assembly in particular, partially offset by a decrease in the average selling prices for packaging services. Historically, the substantial majority of our module assembly services was provided at our facilities in Malaysia to a customer for the assembly of camera modules used in handsets. We expect revenues from such services to decrease substantially in 2005 as our customer moves its camera module assembly in-house. See "Item 4. Information on the Company--Business Overview--Principal Products and Services--Packaging". The increases in volume resulted primarily from the modest recovery in the semiconductor industry and the increase in outsourcing of packaging and testing of semiconductor devices. The decrease in average selling prices reflects the general trend in the semiconductor industry of declining prices for each input/output lead on a semiconductor device. This decrease was partially offset by more complicated semiconductor devices accounting for a greater portion of our testing volume.

     Gross Profit. Our gross profit increased 54.3% to $107.1 million in 2004 from $69.4 million in 2003 and our gross margin decreased slightly to 17.2% in 2004 from 17.7% in 2003. This increase in gross profit was primarily a result of an increase in net revenues, partially offset by an increase in the cost of wafers, testing and materials and, to a lesser extent, increases in rental, depreciation and amortization and direct labor expense. Our gross margin for testing increased to 26.0% in 2004 from 22.8% in 2003 primarily as a result of an increase in our net testing revenues, partially offset by an increase in rental expense and, to a lesser extent, an increase in depreciation and amortization. Our gross margin for packaging decreased to 6.5% in 2004 from 7.9% in 2003 primarily as a result of an increase in the cost of wafers, testing and materials as a percentage of net packaging revenues, partially offset by an increase in our net packaging revenues and a decrease in raw materials costs. Our cost of wafers, testing and materials were $154.0 million in 2004 compared to $36.1 million in 2003, primarily due to an increase in components for use in module assembly. See "--Net Revenues and Pricing". Rental expense increased 251.0% to $35.8 million in 2004 from $10.2 million in 2003 primarily as a result of the increase in the amount of testing equipment we rented. Depreciation and amortization increased 17.7% to $151.2 million in 2004 from $128.4 million in 2003 primarily as the result of our acquisition of additional testing and assembly equipment. Direct labor expense increased 57.4% to $44.7 million in 2004 from $28.4 million in 2003 primarily as the result of an increase in our work force to meet increased demand for our products and services.

   Operating Income. We recorded an operating profit of $27.8 million in 2004 compared to $1.2 million in 2003. Selling, general and administrative expenses, which included goodwill amortization, increased 15.7% to $56.0 million in 2004 from $48.4 million in 2003. The increase was primarily due to an increase in our salaries and bonuses expense, while goodwill amortization remained unchanged from 2003. As a percentage of net revenues, selling, general and administrative expenses, which included goodwill amortization, decreased to 9.0% in 2004 from 12.3% in 2003. Research and development expenses increased 17.6% to $23.3 million in 2004 from $19.8 million in 2003. As a percentage of net revenues, research and development expenses decreased to 3.8% in 2004 from 5.1% in 2003. The increase in research and development expenses was primarily due to increases in our salaries and bonuses expense resulting from increases in both headcount and per employee compensation and the cost of maintaining our research and development equipment. Operating margin increased to 4.4% in 2004 from 0.3% in 2003, primarily as a result of a decrease in our operating expenses as a percentage of net revenues. Such decrease resulted primarily from the significant increase in our net revenues while some components of our operating expenses, most notably goodwill amortization, remained little changed or did not increase as significantly.

   Net Non-Operating Income and Expense. Net non-operating expense increased 180.1% to $23.8 million in 2004 from $8.5 million in 2003, primarily as a result of an impairment of goodwill expense, offset to a lesser degree by a decrease in interest expense and a gain on investment in our equity investees. In 2004, we recognized an impairment loss of $26.5 million on goodwill relating to our purchase of shares of ISE Labs. Our net interest expenses decreased to $6.3 million in 2004 from $12.6 million in 2003, primarily as a result of the decrease in the outstanding amount of our bonds due for redemption. We had a 127.9% gain on investment in our equity investees to $9.8 million in 2004 from $4.3 million in 2003, primarily as a result of increased net income of our affiliates, ASE Material and ASE Chung Li (before the completion of their merger with ASE Inc.), and ASE Korea.

   Net Income and Loss. As a result of the foregoing, we recorded a net income of $25.1 million in 2004 compared to a net loss of $3.5 million in 2003.

   We recorded U.S. GAAP adjusted net income of $17.9 million in 2004 compared to a U.S. GAAP adjusted net loss of $3.5 million in 2003. The U.S. GAAP adjustment in 2004 is primarily from a downward adjustment in our goodwill of $15.0 million resulting from differences in the amount of impaired goodwill under U.S. GAAP and

ROC GAAP, an upward adjustment in goodwill amortization of $10.1 million and a downward adjustment of $4.1 million for our bonuses to employees, directors, supervisors and stock compensation from ASE Inc.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

   Net Revenues. Our net revenues increased 29.8% to $391.9 million in 2003 from $302.0 million in 2002, primarily as a result of increased sales volumes, partially offset by decreased average selling prices. Our net testing revenues increased 20.1% to $257.5 million in 2003 from $214.3 million in 2002. Our net packaging revenues increased 53.4% to $134.4 million in 2003 from $87.6 million in 2002. In 2003, our net testing revenues accounted for 65.7% of our net revenues and our net packaging revenues accounted for 34.3% of our net revenues, compared to 71.0% and 29.0%, respectively, of our net revenues in 2002. The increase in testing revenues resulted primarily from an increase in testing volume, partially offset by a decrease in the average selling prices for testing services. The increase in packaging revenues resulted primarily from an increase in packaging volume, partially offset by a decrease in the averaging selling prices for packaging services. The increases in testing and packaging volume resulted primarily from the modest recovery in the semiconductor industry and the increase in outsourcing of the packaging and testing of semiconductor devices. The decrease in average selling prices reflects the general trend in the semiconductor industry of declining prices for each input/output lead on a semiconductor device. This decrease was partially offset by a change in the revenue mix as a result of devices with higher numbers of leads per device accounting for a greater portion of our packaging volume, and more complicated semiconductor devices accounting for a greater portion of our testing volume.

     Gross Profit. Our gross profit increased 224.4% to $69.4 million in 2003 from $21.4 million in 2002 and our gross margin increased to 17.7% in 2003 from 7.1% in 2002. This increase was primarily a result of an increase in net revenues and, to a lesser extent, a result of a decrease in depreciation, which was partially offset by increases in the cost of wafers, testing and materials and factory supplies. Our gross margin for testing increased to 22.8% in 2003 from 7.2% in 2002 primarily as a result of an increase in our net testing revenues while the cost of goods sold for testing services remained stable. Our gross margin for packaging increased to 7.9% in 2003 from 6.9% in 2002 primarily as a result of an increase in our net packaging revenues and a decrease in raw material costs, partially offset by an increase in the cost of wafers, testing and materials, each as a percentage of net packaging revenues. We incurred costs for wafers, testing and materials of $36.1 million in 2003 compared to no such cost in 2002, which was due primarily to an increase in components for use in module assembly. See "--Net Revenues and Pricing". Raw material costs increased 6.6% to $43.5 million in 2003 from $40.8 million in 2002. As a percentage of net revenues, raw material costs decreased to 11.1% in 2003 from 13.5% in 2002. This decrease was due primarily to the increase of packaging products for module assembly, the components of which were recorded as the cost of wafers, testing and materials.

   Operating Income and Loss. We recorded an operating profit of $1.2 million in 2003 compared to an operating loss of $40.6 million in 2002. Operating margin increased to 0.3% in 2003 from negative 13.5% in 2002, primarily as a result of higher gross margin in 2003, partially offset by an increase in selling, general and administrative expenses. Selling, general and administrative expenses, including goodwill amortization, increased 10.8% to $48.4 million in 2003 from $43.7 million in 2002. The increase was primarily due to increases in commissions paid to our sales agents and an increase in our bad debts expense, both as a result of increased sales volume. As a percentage of net revenues, selling, general and administrative expenses, including goodwill amortization, decreased to 12.3% in 2003 from 14.5% in 2002. Research and development expenses increased 8.1% to $19.8 million in 2003 from $18.3 million in 2002. As a percentage of net revenues, research and development expenses decreased to 5.1% in 2003 from 6.1% in 2002. The increase in research and development expenses was primarily due to increased expenditures on factory supplies and, to a lesser extent, increased compensation expenses for skilled workers.

   Net Non-Operating Income and Expense. Net non-operating expense decreased 83.3% to $8.5 million in 2003 from $50.9 million in 2002, primarily as a result of an impairment loss of $35.3 million relating to our long-lived assets which was recorded in 2002 but for which there was no similar charge in 2003, and, to a lesser degree, decreases in loss from equity investees and interest expenses. We had a gain on investment in our equity investees of $4.3 million in 2003 compared to a loss of $1.5 million in 2002, primarily as a result of increased net income of our affiliates, ASE Material, ASE Chung Li and ASE Korea. We incurred a net foreign exchange loss of $0.8 million in 2003 as compared to a net foreign exchange loss of $1.2 million in 2002, primarily as a result of a decrease in the value of U.S. dollars relative to NT dollars. The net interest expenses decreased to $12.6 million in 2003 from $14.4 million in 2002, primarily as a result of the decrease in the outstanding amount of our bonds due for redemption.

   In August 2003, our finance subsidiary, ASE Test Finance Limited, redeemed and cancelled the total outstanding convertible notes issued in June 1999 with payments of approximately $209.0 million, which resulted in an extraordinary loss of $2.2 million.

   Net Income and Loss. As a result of the foregoing, we recorded a net loss of $3.5 million in 2003 compared to a net loss of $81.3 million in 2002.

    We recorded a U.S. GAAP adjusted net loss of $3.5 million in 2003 compared to a net loss of $73.3 million in 2002. The U.S. GAAP adjustment in 2003 is primarily a result of an upward adjustment in goodwill amortization of $10.1 million, a downward adjustment of $3.9 million for our bonus to employees, directors, supervisors and stock compensation from ASE Inc. and a downward adjustment of $6.1 million related to the value of ASE Inc. stock options granted to ASE Test employees.

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

                                                              Quarter Ended
                            --------------------------------------------------------------------------------------------------
                             Mar. 31,     Jun. 30,     Sep. 30,    Dec. 31,     Mar. 31,    Jun. 30,    Sep. 30,      Dec. 31
                               2003         2003         2003        2003         2004        2004        2004          2004
                            ---------     --------     --------    --------     --------    --------    --------      --------
                                                                        (unaudited)
                                                                      (in thousands)
Net revenues:
  Testing................     $51,455     $ 57,745     $ 67,943    $ 80,347     $ 74,695    $ 89,718    $ 91,431      $ 87,272
  Packaging..............      19,762       33,956       35,143      45,579       55,585      90,198      72,088        60,151
                            ---------     --------     --------    --------     --------    --------    --------      --------
  Total net revenues.....      71,217       91,701      103,086     125,926      130,280     179,916     163,519       147,423
Cost of revenues.........      64,390       77,106       83,339      97,707      106,295     145,891     134,666       127,200
                            ---------     --------     --------    --------     --------    --------    --------      --------

Gross profit.............       6,827       14,595       19,747      28,219       23,985      34,025      28,853        20,223
                            ---------     --------     --------    --------     --------    --------    --------      --------

Operating expenses:
  Selling, general and
    administrative.......       8,742        9,013       10,168      10,356       10,123      12,969      11,302        11,495
  Research and
    development..........       4,677        4,541        4,693       5,922        6,269       6,092       5,527         5,437
  Goodwill amortization..       2,527        2,526        2,526       2,526        2,526       2,526       2,526         2,527
                            ---------     --------     --------    --------     --------    --------    --------      --------
 Total operating
    expenses ............      15,946       16,080       17,387      18,804       18,918      21,587      19,355        19,459
                            ---------     --------     --------    --------     --------    --------    --------      --------
 Income (loss) from
    operations...........      (9,119)      (1,485)       2,360       9,415        5,067      12,438       9,498           764
                            ---------     --------     --------    --------     --------    --------    --------      --------
 Non-operating income
    (expense)............      (5,935)      (3,469)      (1,610)      2,539        2,136       2,920       1,428       (30,300)
                            ---------     --------     --------    --------     --------    --------    --------      --------

Income (loss) from
  continuing operations
  before income taxes....     (15,054)      (4,954)         750      11,954        7,203      15,358      10,926       (29,536)
Income tax benefit.......         565        2,005        2,148       1,274        1,742       9,008       7,658         2,780
                            ---------     --------     --------    --------     --------    --------    --------      --------
Income (loss) from
  continuing operations..     (14,489)      (2,949)       2,898      13,228        8,945      24,366      18,584       (26,756)
Extraordinary loss.......          --           --       (2,203)         --           --          --          --            --
                            =========     ========     ========    ========     ========    ========    ========      ========
Net income (loss)
  (ROC GAAP).............     (14,489)      (2,949)         695      13,228        8,945      24,366      18,584     $ (26,756)
                            ---------     --------     --------    --------     --------    --------    --------      --------
Net income (loss)
  (U.S. GAAP)............     (12,633)      (1,301)       2,133       8,310     $  8,611    $ 29,491    $ 20,568     $ (40,780)
                            =========     ========     ========    ========     ========    ========    ========      ========

Net revenues (ROC GAAP):
  Testing................       72.3%        63.0%         65.9%       63.8%        57.3%       49.9%       55.9%         59.2%
  Packaging..............       27.7%        37.0%         34.1%       36.2%        42.7%       50.1%       44.1%         40.8%

Gross margin.............        9.6%        15.9%         19.2%       22.4%        18.4%       18.9%       17.6%         13.7%
Operating margin.........      (12.8)%       (1.6)%         2.3%        7.5%         3.9%        6.9%        5.8%          0.5%

                                                              Quarter Ended
                            --------------------------------------------------------------------------------------------------
                             Mar. 31,     Jun. 30,     Sep. 30,    Dec. 31,     Mar. 31,    Jun. 30,    Sep. 30,      Dec. 31
                               2003         2003         2003        2003         2004        2004        2004          2004
                            ---------     --------     --------    --------     --------    --------    --------      --------
                                                                        (unaudited)
                                                                      (in thousands)
Net income margin:
  ROC GAAP...............      (20.3)%       (3.2)%         0.7%       10.5%         6.9%       13.5%       11.4%        (18.1)%
  U.S. GAAP..............      (17.7)%       (1.4)%         2.1%        6.6%         6.6%       16.4%       12.6%        (27.7)%

   Our results of operations have been adversely affected by the global semiconductor industry downturn which commenced in the fourth quarter of 2000 and continued through the fourth quarter of 2001. In 2002, 2003 and 2004, we experienced a gradual improvement in our net revenues as a result of a modest recovery in the semiconductor industry and a gradual upturn in the outsourcing trend. To a lesser extent, our results of operations have also been affected by seasonality. Our first quarter net revenues have historically shown smaller sequential increases over the preceding fourth quarter, compared to other quarters of the year, primarily due to the combined effects of holidays in the United States, Taiwan and Malaysia. Moreover, the increase or decrease in net revenues of a particular quarter as compared with the immediately preceding quarter varies significantly. See "Item 3. Key Information--Risk Factors--Risks Relating to Business--Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment."

Exchange Rate Fluctuations

   For a quantitative and qualitative disclosure of our exposure to foreign currency exchange risk, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk--Foreign Currency Exchange Rate Risk".

Taxation

   Based on our status as a company which is engaged in certain designated businesses in Taiwan, ASE Test Taiwan was granted exemptions from ROC income taxes for a period of five years at the initial stage of its operations and for periods of five years following subsequent capital increases with respect to income attributable to such increases. Following our rights offering in September 1998, ASE Test Taiwan applied for a five-year exemption under the ROC Statute for Upgrading of Industries. In October 1998, a favorable interpretation of the ROC Statute for Upgrading Industries was announced by the ROC Ministry of Finance that provided a formula for calculating tax-exempt income under the statute. According to this formula, 100% of revenue increase is regarded as revenue attributable to the capital increase. ASE Test Taiwan's current five-year exemption expires in December 2005. We are currently in the process of applying for another five-year exemption under the ROC Statute for Upgrading of Industries.

   ASE Test Taiwan will also benefit in future years from other tax incentives generally available to companies in the ROC, including tax credits ranging from 5% to 13% of the amount spent on qualifying machinery and equipment, and from 30% (25% prior to February 2002) of the amount spent on qualifying research and development expenses and employee training expenses. As of December 31, 2004, we had deferred income tax assets of $44.9 million, after accounting for a valuation allowance of $9.2 million. These deferred tax assets primarily consisted of tax credits arising from investments in machinery and equipment and research and development expenditures of ASE Test Taiwan. The tax credits of ASE Test Taiwan generally expire five years following their respective grants and are available to reduce 50% of its income taxes payable in the first four years and 100% of such taxes payable in the fifth year. We incurred a net tax benefit of $21.2 million, $6.0 million and $10.2 million in 2004, 2003 and 2002, respectively. See Note 17 of the Notes to Consolidated Financial Statements.

   On June 30, 1999, ASE Test Malaysia's "pioneer" tax status was granted on the basis of its high technology for its "design and production of semiconductor devices" business. Its statutory income derived from the pioneer activities was fully exempted from tax for the period of five years from July 1, 1999 to June 30, 2004 and the capital allowance was claimed accordingly. The income derived from the non-pioneer activity (i.e., the letting of properties) is subject to income tax. Under Section 18(7) of the Malaysian Promotion of Investment Act, 1986, unabsorbed capital allowances accumulated during this period cannot be carried forward to the post-pioneer period.

   In light of the 2003 budget of the Malaysian government, which allowed a pioneer company intending to undertake reinvestment before the expiration of its pioneer status the option to surrender its pioneer certificate and apply for a more beneficial incentive (i.e., a reinvestment allowance), ASE Test Malaysia applied for the cancellation of its pioneer certificate to be effective from September 21, 2002, the date of the government's announcement of such option to surrender one's pioneer certificate, and the Malaysian Industrial Development Authority accepted and agreed with their application in a letter dated September 11, 2004. ASE Test Malaysia's current reinvestment allowance applies to certain of our qualifying equipment and allows us to reduce our tax payments on income from our operations that use such equipment until we use up such allowance. See also Note 17 of the Notes to Consolidated Financial Statements.

   With facilities located in special export zones such as the Nantze Export Processing Zone in Kaohsiung, Taiwan and the Bayan Lepas Free Trade Zone in Penang, Malaysia, we and some of our subsidiaries enjoy exemptions from various import duties, commodity taxes and sales taxes on imported machinery, equipment, raw materials and components which are directly used for manufacturing finished goods. Finished goods produced by companies located in such zones and exported or sold to others within the zones are exempt from otherwise applicable commodity or business taxes in Taiwan and customs duties and sales taxes in Malaysia.

   We are a holding company, and our only significant assets are our ownership interests in ASE Test Taiwan, ASE Test Malaysia and ISE Labs, as well as our 30.0% interest in ASE Korea. Accordingly, our only internal sources of cash flow are primarily our share of the dividends, if any, paid by ASE Test Taiwan, ASE Test Malaysia, ISE Labs and ASE Korea.

  Dividends from ASE Test Taiwan

   Under existing ROC law, dividends declared by ASE Test Taiwan out of retained earnings and distributed to us are subject to ROC withholding tax, currently at the rate of 20% for non-ROC investors, such as us, holding a Foreign Investment Approval granted by the ROC Ministry of Economic Affairs, on the amount of any cash dividends or on the par value of any stock dividends. In the case of deferred-tax stock dividends distributed before January 2000, such withholding tax need not be paid by us until the time at which the shares of common stock distributed by ASE Test Taiwan as stock dividends are sold by us. Nevertheless, the law allowing for deferral of income tax on stock dividends was revoked on January 2000. As a result, dividends distributed after January 2000 are not entitled to tax deferral benefits. Except in limited circumstances, under the ROC Company Law, ASE Test Taiwan is not permitted to distribute dividends or make other distributions to shareholders in respect of any year in which it did not record net income.

   The ROC Company Law also requires that 10% of annual net income as determined under ROC GAAP (less previous years' losses) be set aside as a legal reserve until the accumulated legal reserve equals the paid-in capital of ASE Test Taiwan. In addition, the articles of incorporation of ASE Test Taiwan provide that, after such previous years' losses are accounted for, and except for the certain amount of the balance that may be reserved at ASE Test Taiwan's discretion, the remaining balance of the annual net income of ASE Test Taiwan as determined under ROC GAAP may, pursuant to a proposal made by the board of directors and approved by the shareholders, be paid (1) to the directors and supervisors as remuneration in an amount up to 2% of the annual net income of ASE Test Taiwan as determined under ROC GAAP, (2) to the employees of ASE Test Taiwan as bonuses in the amount ranging from 3% to 7% (both inclusive) of annual net income of ASE Test Taiwan as determined under ROC GAAP and (3) to the shareholders as dividends on a pro rata basis.

  Dividends from ASE Test Malaysia

   Section 108 Credit under the Malaysian Income Tax Act. ASE Test Malaysia is owned by our wholly-owned subsidiary, ASE Holdings (Singapore) Pte Ltd, also referred to as ASE Holdings Singapore. Under existing Malaysian law, dividends declared and paid by ASE Test Malaysia are not subject to withholding tax. Under Malaysia's taxation system, the tax paid by a Malaysian company at the normal corporate tax rate is deemed paid by its shareholders. Thus, the shareholders receive dividends net of the tax paid by a Malaysian company. Dividends, either in cash or in any other form, received by either a resident or a non-resident of Malaysia are not subject to withholding tax. A corporate shareholder of a Malaysian company is taxed on the gross amount of dividends (namely, the cash amount of the dividend plus an amount of tax credit equal to the gross amount of dividends multiplied by the corporate income tax rate at the dividend payment date), and the tax paid by the Malaysian company effectively becomes available to its shareholders as a tax credit to offset their Malaysia income tax liability on the gross amount of dividends received. Therefore, no further Malaysia income tax will be imposed on the net dividends received by the shareholders of the Malaysian company.

   Exempt Income Account - S.22(1) Promotion of Investments Act 1986 (Pioneer Income) and Section 12 Malaysian Income Tax (Amendment) Act. The dividends paid out of these exempt income accounts are exempted from income tax in Malaysia in the hands of shareholders. Income tax will not be deducted from these dividends.

  Dividends from ISE Labs

   ISE Labs, a California corporation, is owned by our wholly-owned subsidiary, ASE Test Holdings Limited, a Cayman Islands holding company, also called ASE Test Cayman Islands. ISE Labs is subject to U.S. federal income tax on its worldwide income. Under U.S. federal income tax law, dividends received by ASE Test Cayman Islands from ISE Labs are subject to withholding tax at the rate of 30.0%.

Inflation

   We do not believe that inflation in Taiwan or elsewhere has had a material impact on our results of operations.

U.S. GAAP Reconciliation

   Our financial statements are prepared in accordance with ROC GAAP, which differ in certain material respects from U.S. GAAP. The following table sets forth a comparison of our net income and shareholders' equity in accordance with ROC GAAP and U.S. GAAP as of and for the periods indicated.

                                      As of and For the Year Ended December 31,
                                      -----------------------------------------
                                           2002        2003         2004
                                           ----        ----         ----
                                                     (in millions)
Net income (loss):
   ROC GAAP.......................       $(81.3)       $(3.5)      $25.1
   U.S. GAAP......................        (73.3)        (3.5)       17.9
Shareholders' equity:
   ROC GAAP.......................       $538.9       $546.0      $599.6
   U.S. GAAP......................        547.7        562.5       527.2

   Note 24 of the Notes to Consolidated Financial Statements provides a description of the principal differences between ROC GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of select items, including net income and shareholders' equity. Differences between ROC GAAP and U.S. GAAP, which have a material effect on our net income as reported under ROC GAAP, relate to impairment of goodwill and compensation expense pertaining to bonuses to employees, directors and supervisors.

   Effective January 1, 2002, we adopted U.S. SFAS No. 142, "Goodwill and other Intangible Assets", which requires that goodwill no longer be amortized, and instead, be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. In conjunction with the implementation of U.S. SFAS No. 142, we completed a goodwill impairment review as of January 1, 2002 in accordance with the provision of the standard and found no impairment. SFAS No.142 also requires companies to discontinue amortizing goodwill and other intangible assets with indefinite lives beginning January 1, 2002. This resulted in a decrease in amortization of approximately $10.1 million for each of 2004, 2003 and 2002. Such amortization continues to be recorded for ROC GAAP purposes. In accordance with our annual goodwill impairment test under U.S. GAAP, we found no impairment as of December 31, 2002 and 2003. In 2004, we recognized an impairment loss of $41.5 million under U.S. GAAP related to goodwill from our purchase of shares of ISE Labs.

   For the year ended December 31, 2004, we adopted ROC SFAS No. 35, "Impairment of Assets". In addition to yearly amortization, under ROC SFAS No. 35, goodwill is evaluated at least annually to determine if it is impaired. As a result of our annual impairment review, under ROC GAAP we recognized an impairment loss of $26.5 million on goodwill from our purchase of shares of ISE Labs. See Notes 3 and 16 of the Notes to Consolidated Financial Statements.

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

   ASE Inc. pays the bonuses on behalf of us and does not require reimbursement. In accordance with U.S. GAAP, bonus payments made by ASE Inc. directly to ASE Test Taiwan's employees have been recorded as compensation expense, allocated to cost of revenues, research and development costs and selling, general and administrative expenses, as appropriate, and credited to capital surplus, consistent with the manner described above.

Recent ROC GAAP Accounting Pronouncements

   In December 2003, the ROC Accounting Research and Development Foundation issued SFAS No. 34 "Accounting for Financial Instruments", which is required to be applied by us on January 1, 2006. SFAS No. 34 will require us to classify all financial instruments, excluding a limited number of financial instruments specified by SFAS No. 34, as either trading, available-for-sale or held-to-maturity. Debt securities that we intend and are able to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses charged to earnings for the current period. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. Additionally, SFAS No. 34 will require us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The change in a derivative's fair value related to the ineffective portion of a hedge, if any, will be immediately recognized in earnings. The effect of adopting the standard is currently being evaluated but is not expected to have a material effect on our financial position or overall trends in results of operations.

Recent U.S. GAAP Accounting Pronouncements

   In March 2004, the Emerging Issues Task Force, or EITF, reached a consensus on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". The consensus was that certain quantitative and qualitative disclosure should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS Nos. 115 and 124 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. This EITF consensus is effective for fiscal years ending after December 15, 2003. Adoption of the EITF consensus did not result in an impact on our financial position, results of operations or cash flows.

   In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - An Amendment of ARB No. 43, Chapter 4". SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. We are currently evaluating the impact of this standard on our consolidated financial statements.

   In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment". This statement is a revision of SFAS No. 123 and supercedes APB Opinion No.
25. This statement establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions.

Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). Such cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first interim or annual reporting period that begins after January 1, 2006.

   Upon adoption, we have two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method, we would be required to recognize compensation cost for:


    o share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied; and

    o awards that were granted prior to, but not vested as of the date of adoption.

Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, we would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, we are permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. We would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. We have not yet determined which methodology we will adopt but we believe that the impact the adoption of SFAS No. 123R will have on our financial position or results of operations will approximate the magnitude of our stock-based employee compensation cost disclosed in Note 25 of the Notes to Consolidated Financial Statements pursuant to the disclosure requirements of SFAS No. 148.

   In December 2004, the FASB issued SFAS No. 153, "Exchange of Non-Monetary Assets - An Amendment of APB Opinion No. 29", or SFAS No. 153. The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (July 1, 2005 for us). Early application of the SFAS No. 153 is permitted. The provisions of this Statement shall be applied prospectively. We do not expect the adoption of SFAS No. 153 to have a material effect on our financial statements or our consolidated results of operations.

LIQUIDITY AND CAPITAL RESOURCES

   We have historically met a significant portion of our cash requirements from cash generated from operations. In addition, we have generated cash from the exercise of stock options granted under our various share option plans. From time to time, we have incurred short-term and long-term indebtedness, including operating lease obligations. Our primary uses of cash have been to fund capital expenditures related to the expansion of our facilities and operations and for working capital requirements. If adequate funds are not available on satisfactory terms, we may be forced to curtail our expansion plans. Moreover, our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our testing and packaging services, which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the prices of our services caused by a downturn in the semiconductor industry. "See Item 3. Key Information--Risk Factors--Risks Relating to Our Business--Our operating results are subject to significant fluctuations, which would adversely affect the market value of your investment." The average selling prices of our testing and packaging services are likely to be subject to further downward pressure in the future. To the extent we do not generate sufficient cash flow from our operations to meet our cash requirements, we will have to rely on external financing. We have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our working capital or capacity expansion. Our net cash generated from operations (after working capital requirements) was $153.7 million in 2004, $134.7 million in 2003 and $103.9 million in 2002. Our cash and cash equivalents are primarily held in U.S. dollars.

   Net cash provided by operating activities amounted to $153.7 million for 2004, partially as a result of adjusting for non-cash depreciation and amortization of $164.9 million. The increase in net cash generated by operating activities was primarily a result of a net gain of $25.1 million in 2004, compared to a net loss of $3.5 million in 2003. Depreciation and amortization increased in 2004 compared to 2003 primarily due to the acquisition of new testing equipment in 2004. Net cash provided by operating activities amounted to $134.7 million for 2003, partially as a result of adjusting of non-cash depreciation and amortization of $142.4 million. Net cash provided by operating activities amounted to $103.9 million for 2002, partially as a result of adjusting for non-cash depreciation and amortization of $154.3 million. The increase in net cash generated by operating activities was primarily a result of a net loss of $3.5 million in 2003, compared to a net loss of $81.3 million in 2002. Depreciation and amortization decreased in 2003 compared to 2002 due primarily to the impairment charge against some of our testing equipment in 2002, in respect of which no depreciation and amortization was recorded in 2003.

   Net cash used in investing activities increased to $253.6 million in 2004 from $156.6 million in 2003 primarily as a result of increases in the acquisition of fixed asset, short-term and long-term investments. Net cash used in investing activities increased to $156.6 million in 2003 from $131.5 million in 2002. This increase reflected increases in acquisitions of fixed assets and short-term investments, partially offset by a decrease in purchase of ISE Labs shares.

   Net cash provided by financing activities in 2004 amounted to $69.3 million. This amount primarily reflected net increases of short-term and long-term debts. Net cash used in financing activities in 2003 amounted to $24.0 million. This amount primarily reflected early redemption of convertible notes of $209.0 million and repayment of long-term debt of $36.6 million, partially offset by an increase in long-term debt to $226.6 million. Net cash provided by financing activities in 2002 amounted to $38.7 million. This amount primarily reflected proceeds from long-term debt of $41.9 million, short-term debt of $34.1 million and the issuance of ordinary shares for $21.0 million, partially offset by repayment of long-term debt of $58.2 million.

   We incurred capital expenditures of $210.7 million in 2004, $171.3 million in 2003 and $126.0 million in 2002. These expenditures were incurred primarily for the acquisition of new testing and packaging equipment and the expansion of existing facilities. As of December 31, 2004, we had commitments of $49.1 million for capital expenditures. We have projected capital expenditures in 2005 of less than $100 million, primarily in connection with the acquisition of additional testing and packaging equipment and facility improvement. However, the actual amount of capital expenditures may vary from those budgeted for a variety of reasons, including changes in market conditions, unavailability or changes in scheduled delivery of specific equipment, changes in interest rates and other factors. In addition, we expect to continue to expand capacity in future periods. We expect to finance these expenditures from cash flow from operations and, when necessary, through debt or equity financing.

   As of December 31, 2004, our primary source of liquidity was $39.5 million of cash and cash equivalents and $20.0 million of short-term investments. Our short-term investments consisted of investments in fixed income mutual funds. As of December 31, 2004, we had total availability under existing short-term lines of credit of approximately $207 million, of which we had borrowed $64.3 million. The interest rate for borrowings under these facilities ranged from 1.24% to 3.41% per year as of December 31, 2004, as compared to 1.05% to 2.14% per year as of December 31, 2003. All of our short-term loans are revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent. As of December 31, 2004, we had working capital of $25.1 million.

   Our long-term liabilities consist primarily of bank loans. As of December 31, 2004, we had outstanding long-term debt, less current portion, of $273 million. Our long-term bank loans carried variable interest rates which ranged between 1.655% and 7.92% per year as of December 31, 2004, as compared to 1.89% and 7.92% per year as of December 31, 2003. We have pledged a substantial portion of our assets, with a carrying value of $41.9 million as of December 31, 2004, to secure our obligations under our short-term and long-term facilities. As of December 31, 2003, we had pledged assets with a carrying value of $62.4 million.

   Our 99.99%-owned subsidiary, ASE Test Taiwan, has also entered into a lease receivables purchase facility agreement in order to assist with our leasing of testing equipment. In August 2004, ASE Test Taiwan along with ASE Inc., entered into an agreement with a syndicate of banks arranged by Citibank, N.A., Taipei Branch whereby such syndicate agrees to purchase up to $90.0 million of qualifying lease receivables from eligible leasing companies for twelve months from the date of the agreement. As evidence of the obligations entered into under the transaction, ASE Test Taiwan and ASE Inc. are required to issue promissory notes to such leasing companies that are indorsed to Citibank, N.A., Taipei Branch. The leasing companies also execute a mortgage agreement granting Citibank N.A., Taipei Branch a mortgage on the leased equipment.

   In June 1999, our wholly-owned subsidiary, ASE Test Finance Limited, issued $160.0 million in aggregate principal amount of 1% guaranteed convertible notes due 2004 to fund the acquisition of ISE Labs and ASE
Korea. These notes were convertible at the option of the holders from December 29, 1999 through July 1, 2004. In 2000, $0.11 million in aggregate principal amount of the convertible notes were converted into our shares. No conversions were made in 2001 and 2002. In August 2003, ASE Test Finance Limited redeemed and cancelled the total outstanding convertible notes issued in June 1999 with payments of approximately $209.0 million, which resulted in an extraordinary loss of $2.2 million.

   ASE Test Finance Limited financed the redemption and cancellation of the convertible notes through a syndicated credit facility and a loan from J&R Holding Limited, a subsidiary of ASE Inc. that holds our shares. In June 2003, ASE Test Finance Limited entered into a five-year syndicated credit facility, for which the total reviewed commitments under the facility amounted to $150.0 million. The loan is specified for use in the redemption of the convertible notes issued in 1999. It is repayable in semi-annual installments starting June 2005 to June 2008 and bore interest of 3.63% in 2004. We and our 99.99%-owned subsidiary, ASE Test Taiwan, and ASE Inc. have guaranteed for ASE Test Finance Limited's payment obligations under the facility. Under the guaranty, ASE Test is required to maintain certain financial ratios and the tangible net worth of ASE Test shall not be less than $400 million at any time. In August 2003, ASE Test Finance Limited obtained a loan of $60.0 million from J&R Holding Limited, in connection with the redemption of the convertible notes issued in 1999. The loan was originally due in February 2005 but in July 2004 it was repaid in full. In connection with the repayment of the loan to J&R Holding Limited, in June 2004, we entered into a two-year revolving loan facility agreement for $30.0 million which was guaranteed by ASE Test Taiwan and bears interest at 3.299%. Also in connection with the repayment of the loan to J&R Holding Limited, ASE Test Finance Limited entered into a credit facility for $30.0 million which was guaranteed by ourselves and ASE Inc. and bears interest at 3.516%. Both of these loans are due in June 2006.

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

   We and our subsidiaries have on occasion failed to comply with certain financial covenants in some of our loan agreements as a result of reduced levels of operating cash flow due primarily to a downturn in the worldwide semiconductor industry, although our cash flow in recent quarters has improved. Such noncompliance may also have, through broadly worded cross-default provisions, resulted in defaults under some of the agreements governing our other existing debt. We and our subsidiaries have obtained waivers from the relevant lenders relating to such noncompliance. Such noncompliance has not had any significant effect on our ability to repay or refinance amounts due in respect of our existing debt. For these and other reasons, including our financial condition and our relationship with our lenders, no lender has to date sought and we do not believe that any of our lenders would seek to declare a default or enforce remedies in respect of our existing debt, as a result of cross-default provisions or otherwise, although we cannot provide any assurance in this regard. See "Item 3. Key Information--Risk Factors--Risks Relating to Our Business--Restrictive covenants and broad default provisions in the agreements governing our existing debt may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations."

   We believe that our existing cash and cash equivalents, short-term investments, expected cash flow from operations and existing credit lines under our short-term loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements through the end of 2005. We currently hold cash and cash equivalents in U.S. dollars, New Taiwan dollars and Malaysian Ringgit, in addition to other currencies from time to time. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk--Foreign Currency Exchange Rate Risk". We have contractual obligations of $406.2 million due in the next three years. We intend to meet our payment obligations through expected cash flow from operations, long-term debt and the issuance of additional equity or equity-linked securities. We will continue to evaluate our capital structure and may decide from time to time to increase or decrease our financial leverage through equity offerings or debt borrowings. The issuance of additional equity or equity-linked securities may result in additional dilution to our shareholders.

   From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment, acquisition or divestment. We believe that after taking into account amounts available under existing banking facilities, we will have adequate working capital to meet our current requirements.

   Our treasury team, under the supervision of our chief financial officer, is responsible for setting our funding and treasury policies and objectives. Our exposure to financial market risks relate primarily to changes in interest rates and foreign currency exchange rates. To mitigate these risks, we utilize derivative financial instruments, the application of which is primarily to manage these exposures, and not for speculative purposes. As of December 31, 2004, there were no outstanding interest rate swap transactions. We have entered into foreign currency option contracts to hedge our existing assets and liabilities denominated in foreign currencies and identifiable foreign currency purchase commitments. As of December 31, 2004, there was approximately $30 million of forward and option contracts outstanding. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk--Foreign Currency Exchange Rate Risk".

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

   As of December 31, 2004, we employed 489 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals. We incurred research and development expenditures of $23.3 million, $19.8 million and $18.3 million in 2004, 2003 and 2002, representing approximately 3.8%, 5.1% and 6.1% of our net revenues, respectively. We have historically expensed all research and development costs as incurred, and none is currently capitalized. ASE Inc. has historically shared its research and development relating to our packaging operations with ASE Test Malaysia at no cost. While such arrangements are expected to continue in the future, no assurances can be given that ASE Inc. will continue providing research and development at no cost, or at all.

OFF-BALANCE SHEET ARRANGEMENTS

   We have no off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

   The following table sets forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future, as of December 31, 2004.

                                                                      Payments due by Period
                                                   ---------------------------------------------------------------
                                                               Less than 1                             More than 5
Contractual Obligations                              Total         year      1-3 years     3-5 years      years
                                                   --------    -----------   ---------     ---------   -----------
                                                                           (in millions)

Long-term Debt Obligations(1)................      $  309.8     $     40.8   $   238.0      $   31.0     $    --
Capital (Finance) Lease Obligations(1)(2)....           9.0            5.0         4.0            --          --
Operating Lease Obligations(3)...............         122.1           49.4        60.6           4.9         7.2
Purchase Obligations(4)......................           8.4            8.4          --            --          --
                                                   --------     ----------   ---------      --------     -------
     Total (5)(6)(7) ........................      $  449.3     $    103.6   $   302.6      $   35.9     $   7.2
                                                   ========     ==========   =========      ========     =======

------------
(1) Excludes interest payments.
(2) Capital lease obligations represent our commitment for leases of equipment. The obligations are included in the Consolidated Financial Statements. See
    Note 20 of the Notes to Consolidated Financial Statements for additional details.
(3) Represents our commitments under leases for land, machinery and equipment such as testers, and office buildings and equipment. See Note 20 of the Notes to Consolidated Financial Statements.
(4) Represents unpaid commitments for construction. These commitments are not recorded on our consolidated balance sheets as of December 31, 2004. See
    Note 20 of the Notes to Consolidated Financial Statements. Total commitments for construction of buildings were approximately $11.5 million, $3.1 million of which had been paid as of December 31, 2004.
(5) Excludes payments that vary based upon our net sales or sales volume such as commissions and service fees payments to outside sales agencies. Commissions and service fees expenses in 2004 were approximately $7.8 million. See "Item
    4. Information on the Company--Business Overview--Sales and Marketing".
(6) Excludes commitments to purchase machinery and equipment of approximately $37.6 million as of December 31, 2004 which are not legally binding but which we intend to execute and therefore will likely represent a future cash outflow.
(7) Minimum pension funding requirements is not included since such amounts have not been determined. We made pension contributions of approximately $0.4 million and approximately $0.5 million in 2003 and 2004, respectively, and we estimate that we will contribute approximately $1.0 million in 2005. See
    Note 13 of the Notes to Consolidated Financial Statements for additional details regarding our pension plan.

   While we have guaranteed the $30.0 million credit facility and $150.0 million credit facility of our wholly-owned subsidiary, ASE Test Finance Limited, as described above in "--Liquidity and Capital Resources", we have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of third parties. In addition, we do not have any written options on non-financial assets.

Item 6.  Directors, Senior Management and Employees.

DIRECTORS AND SENIOR MANAGEMENT

Directors

   The following table sets forth information with respect to our directors as of April 30, 2005. Except for Mr. Jeffrey Chen and Mr. Joseph Tung, whose terms have no expiration date, the current term of our directors expires on the date of the annual general shareholders' meeting in June 24, 2005.

                                                                   Date of First
          Name            Age              Position                Appointment
--------------------------------------------------------------------------------
 Jason C.S. Chang......   60     Chairman and Chief Executive      June 1996
                                   Officer
 Richard H.P. Chang....   56     Vice Chairman                     June 1996
 Raymond Lo............   51     Director, President and           May 2001
                                   President, ASE Test Taiwan
 David Pan.............   60     Director                          June 1996
 Jeffrey Chen..........   41     Director                          March 1998
 Chin Ko-Chien.........   59     Director                          June 1996
 Wang Yung-Kang........   64     Director                          April 1998
 Alan Cheng............   59     Director                          June 1999
 Joseph Tung...........   46     Director                          February 1996
 Albert C.S. Yu........   52     Director                          June 1996
 David D.H. Tsang......   63     Director                          June 1996
 Sim Guan Seng.........   45     Director                          February 1996
 Kanapathi A/L Kuppusamy  53     Director                          August 2000
 Freddie Liu...........   40     Director and Chief Financial      October 2004
                                   Officer

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

   Richard H.P. Chang served as our Chairman from 2001 to April 2004. Mr. Chang served as our Vice Chairman from 1996 to 2001. Mr. Chang is also the Vice Chairman and President of ASE Inc. He holds a degree in industrial engineering from Chung-Yuan University in Taiwan. Mr. Chang is the brother of Jason C.S. Chang, our Chairman and Chief Executive Officer.

   Raymond Lo was appointed President of our company in April 2004 and has served as President of ASE Test Taiwan since December 1999 and has served as a supervisor of ASE Inc. since 2000. Mr. Lo holds a degree in electrophysics from National Chiao-Tung University in Taiwan.

   David Pan has served as a director of our company since 1996. Dr. Pan served as our President from December 1995 to April 2004 and President and Chief Executive Officer of ISE Labs from December 1999 to March 2003. Dr. Pan also served as a director of ASE Inc. from April 1997 until June 2004. Prior to joining our company, Dr. Pan was the Vice President for engineering and manufacturing at Ultratech Stepper, Inc., a manufacturer of photolithography equipment used in semiconductor manufacturing. He holds a degree in physics from the University of Illinois and a master's degree and doctorate in physics from the University of California at Berkeley.

   Jeffrey Chen has served as a director of our company since 1998 and a director of ASE Inc. since June 2003. He served as our Chief Financial Officer from July 1998 to August 2002. Mr. Chen is also a Vice President of ASE Inc. and a Special Assistant to the Chairman of ASE Inc. Prior to joining ASE Inc., Mr. Chen worked in the corporate banking department of Citibank, N.A., in Taipei and as the Vice President of corporate finance at Bankers Trust in Taipei, Taiwan. He holds a degree in finance and economics from Simon Fraser University in Canada and a master's degree in business administration from the University of British Columbia in Canada.

   Chin Ko-Chien has served as a director of our company since 1996 and a director of ASE Test Taiwan since December 1994. Mr. Chin is also a director of ASE Inc. where he has worked since 1984. He holds a degree in marine engineering from the National Taiwan Ocean University in Taiwan.

   Wang Yung-Kang has served as a director of our company since 1998 and has served in various administrative capacities since first joining ASE Inc. in 1987. Prior to joining ASE Inc., Mr. Wang had over twenty years of experience in the construction industry in Taiwan, most recently as a manager at Yuan Tai Engineering Co. He holds a degree in civil engineering from Pingtung Technical College in Taiwan.

   Alan Cheng has served as a director of our company since 1999 and is the Chairman of H.R. Silvine Electronics, Inc. as well as a director of Hung Ching Development & Construction Co., Ltd., an affiliate of ASE Inc. Mr. Cheng holds a degree in industrial engineering from Chung-Yuan University in Taiwan and a master's degree in industrial engineering from Rhode Island University.

   Joseph Tung has served as a director of our company since 1996. Mr. Tung served as our Chief Financial Officer from 1996 until 1998. Mr. Tung has also served as Chief Financial Officer of ASE Inc. since January 1995, as a director of ASE Inc. since April 1997. Prior to joining ASE Inc., he was Vice President of corporate banking at Citibank, N.A., in Taipei, Taiwan. He holds a degree in economics from National Chengchi University in Taiwan and a master's degree in business administration from the University of Southern California.

   Albert C.S. Yu has served as a director of our company since 1996 and a director of ASE Test Taiwan from December 1994 to June 2002. Mr. Yu has been the publisher and chairman of the China Times, a Chinese language newspaper in Taiwan, since 1984. He holds a master's degree in business administration from San Francisco University.

     David D.H. Tsang has served as a director of our company since 1996 and is the founder of Oak Technology, Inc. Prior to founding Oak Technology, Mr. Tsang founded and served as President and Chairman of Data Technology Corp., a manufacturer of disk controllers and high density disk drives. He holds a degree in electrical engineering from Brigham Young University and a master's degree in electrical engineering from the University of Santa Clara.

   Sim Guan Seng has served as a director of our company since 1996 and is a certified public accountant in Singapore and the sole proprietor of Sim Guan Seng & Co. Mr. Sim held various positions at Arthur Andersen and at GK Goh Stockbrokers in Singapore from 1983 to 1991. He holds a degree in accountancy from the National University of Singapore.

   Kanapathi A/L Kuppusamy has served as a director of our company since August 2000 and has served as the President of ASE Test Malaysia from June 1999 to August 2004. Prior to joining ASE Test Malaysia, Mr. Kanapathi worked for Motorola for 26 years, holding the positions of General Manager and Vice President of the divisions in the Philippines, Mexico and Malaysia and Vice President and Director of Manufacturing for Asia Region. He holds an advanced diploma and master's degree in business administration from the University of East Asia.

   Freddie Liu has served as a director of our company since October 2004 and has also served as the Financial Controller of ASE Group since August 2002 and the Chief Financial Officer of ASE Test Limited since March 2004. Mr. Liu joined ASE Group in February 1997. Prior to joining ASE Group, Mr. Liu was a Vice President of corporate banking at Citibank, N.A. in Taipei. He holds a degree in diplomacy from the National Chengchi University in Taiwan and a master's degree in business administration from the University of Michigan.

Executive Officers

   The following table sets forth information with respect to our executive officers as of April 30, 2005.

                   Name                 Age                Position
 -----------------------------------    ---      ------------------------
 Jason C.S. Chang...................     60      Chairman and Chief
                                                   Executive Officer
 Richard H.P. Chang.................     56      Vice Chairman
 Raymond Lo.........................     51      President and President,
                                                   ASE Test Taiwan
 Freddie Liu........................     40      Chief Financial Officer
 Fu-Sing Chang......................     54      President, ASE Test Malaysia
 Tien Wu............................     48      Chief Executive Officer,
                                                   ISE Labs

------------------------------------------------------------------------------
   Jason C.S. Chang.  See "--Directors".

   Richard H.P. Chang.  See "--Directors".

   Raymond Lo.   See "--Directors".

   Freddie Liu.  See "--Directors".

   Kanapathi A/L Kuppusamy.  See "--Directors".

   Tien Wu has served as the Chief Executive Officer of ISE Labs since March 2003 and a director of ASE Inc. since June 2003. Mr. Wu also serves as the Vice President of worldwide marketing and strategy of the ASE Group. Prior to joining ASE Inc. in March 2000, he held various managerial positions with IBM. He holds a B.S.C.E. degree from the National Taiwan University and a master's degree in mechanical engineering and a doctorate in applied mechanics from the University of Pennsylvania.

   Fu-Sing Chang has served as the President of ASE Test Malaysia since August 2004. Before joining ASE Test Malaysia, Mr. Chang was a special assistant to the General Manager of ASE Inc.'s packaging facility in Kaohsiung, Taiwan. He holds a degree in mechanical engineering from Chung Kung University in Taiwan.

   Other than disclosed in this annual report, there is no family relationship between any of our directors and executive officers and any other director or executive officer. We and our subsidiaries do not have service contracts with our directors that provide for benefits upon termination of employment.

COMPENSATION

   The aggregate compensation paid in 2004 to our directors and executive officers, including cash and share bonuses, was approximately $2.9 million. We did not set aside for pension, retirement or similar benefits for these persons in 2004. We also do not provide any severance benefits for our directors.

Share Option Plans

   As of December 31, 2004, we maintained six option plans, which included plans adopted in each year from 1996 to 2000, and a sixth option plan, which became effective on June 25, 2004. The option plans that we adopted in 1996, 1997 and 1998 expired on April 19, 2005. Under our share option plans, our directors, employees, advisers, consultants and our affiliates, some of whom serve as ASE Inc.'s directors, supervisors and employees, may, at the discretion of a committee of our board of directors administering the plan, be granted options to purchase our shares at an exercise price of no less than their market value on the date of grant. The committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each grant, the vesting schedule for each option grant and the maximum term for which each granted option is to remain outstanding, up to a maximum term of ten years in the case of the 1999, 2000 and 2004 option plans. Our board of directors may amend or modify the plans at any time. As of December 31, 2004, an aggregate of 31,300,000 of our shares had been reserved for issuance and 10,877,448 options to purchase our shares remained outstanding under our various option plans. An aggregate of 10,381,000 options (of which 5,175,000 were outstanding as of December 31, 2004) had been granted to the directors and executive officers of ASE Test. Options granted under the various plans are exercisable at an exercise price ranging from $5.50 to $25.00 per share.

   ASE Inc. currently maintains two option plans, which include plans adopted in 2002 and 2004. Pursuant to these plans, full-time employees of ASE Inc. as well as the full-time employees of ASE Inc.'s domestic and foreign subsidiaries are eligible to receive stock option grants. Under the 2002 plan, for a period of one year from August 28, 2002, ASE Inc. could grant up to 160,000,000 options on one or more occasions. Each option entitles the holder to purchase one common share of ASE Inc. at a price equal to the closing market price on the date of the option issuance. Under the 2004 plan, for a period of one year from May 27, 2004, we can grant up to 140,000,000 options on one or more occasions. Each option is exercisable upon vesting for five years. Forty percent of the options originally granted vest upon the second anniversary of the grant date, and an additional 10% of the options originally granted vest every six months thereafter. Each option expires at the end of the 10th year following its grant date. The options are generally not transferable. As of December 31, 2004, ASE Inc. had granted a total of 159,968,000 options under the 2002 plan, 145,989,000 of which were granted at an exercise price of NT$17.80 per share and 13,979,000 of which were granted at an initial exercise price of NT$23.20 per share. As of December 31, 2004, a total of 124,917,000 options with an exercise price of NT$25.10 per share had been granted under the 2004 plan. In

2004, 2003 and 2002, ASE Inc. granted 10,500,000, 750,000 and 13,830,000 options, respectively, to our directors and executive officers.

Bonus Plans

   We award bonuses to our employees at ASE Test Taiwan based on overall income and individual performance targets. All our employees at ASE Test Taiwan are eligible to receive bonuses. Our employees at ASE Test Taiwan received an aggregate of $2.2 million, $0.0 million and $0.0 million in 2004, 2003 and 2002, respectively, as cash bonuses.

   Starting in 1994, ASE Inc. included employees of its subsidiaries in Taiwan in its existing employee bonus plan. Pursuant to this arrangement, our employees in Taiwan are eligible for cash and share bonuses based on ASE Inc.'s consolidated net income and our contribution to its consolidated net income. We did not contribute to the plan in 2004, 2003 and 2002. Bonuses are given in cash and ASE Inc.'s common shares, valued at par value of NT$10 per share, at the discretion of ASE Inc. Actual amounts of bonuses to individual employees are determined based upon the employee meeting specified individual performance objectives. ASE Inc. granted no share awards to our employees in 2002 and 2003. It granted an aggregate of 1,737,586 shares in 2004, as share awards to our employees with a fair market value at the date of grant of $1.1 million. We expect ASE Inc. to continue this practice in future periods. Share bonuses which are valued at par value of NT$10 are charged against retained earnings under ROC GAAP after such appropriations are formally approved by the shareholders in the following year. Under U.S. GAAP, such bonuses are charged against income currently in the year earned. Shares issued as part of these bonuses are recorded at fair market value. Since the amount and form of such bonuses are not usually determinable until the shareholders' meeting in the subsequent year, the total amount of the aforementioned bonuses is initially accrued based on management's estimate regarding the amount to be paid in accordance with our Memorandum and Articles of Association. Any difference between the initially accrued amount and the fair market value of the bonuses upon the issuance of shares is recognized in the year of approval by shareholders. Because these were shares of ASE Inc., the issuance of these shares will not have a dilutive effect on our shareholders. See "Item 5. Operating and Financial Review and Prospects--Operating Results and Trend Information--U.S. GAAP Reconciliation" and Note 24 of the Notes to Consolidated Financial Statements.

Pension Plan

   ASE Test Taiwan has a defined benefit pension plan covering our regular employees. Retirement benefits are based on length of service and average salaries or wages in the last six months before retirement. ASE Test Taiwan makes monthly contributions, at 2% of salaries and wages, to a pension fund which is deposited in the name of, and administered by, the employees' pension plan committee. Our accrued pension cost was $5.1 million, $4.0 million and $1.7 million as of December 31, 2004, 2003 and 2002, respectively. From July 1, 2005, in accordance with a new pension law, ROC companies, including ASE Test Taiwan, will increase its monthly contribution to at least 6.0% of its employees' salaries and wages. See "Item 5. Operating and Financial Review and Prospects--Operating Results and Trend Information--ROC Labor Pension Act" and Note 13 of the Notes to Consolidated Financial Statements.

   ISE Labs has a defined "401k" contribution savings plan for eligible employees that permits employees to make contributions up to the maximum limits allowable under Internal Revenue Code Section 401k. ASE Test Malaysia also has a defined contribution plan.

BOARD PRACTICE

Audit Committee

   Our board of directors established an audit committee on June 14, 2000. Under Rule 10A-3 of the Exchange Act and the rules of the Nasdaq National Market, we are required to have an audit committee that meets certain requirements by July 31, 2005. We have identified a potential candidate for our audit committee. We anticipate considering such candidate's installation as the audit committee member at a board of directors' meeting after our annual shareholders' meeting. We also plan to consider his eligibility to serve as our audit committee financial expert. We have drafted an audit committee charter which is subject to approval by our board of directors upon our establishment of an audit committee.

EMPLOYEES

   We had 9,201, 7,115 and 5,315 employees as of December 31, 2004, 2003 and 2002, respectively. The following table sets forth certain information concerning our employees as of the dates indicated:

                                                      As of December 31,
                                                ----------------------------
                                                 2002       2003       2004
                                                 ----       ----       ----

Total......................................      5,315      7,115      9,201
Function
   Direct labor............................      2,924      4,173      5,833
   Indirect labor..........................      1,410      1,924      2,150
   Selling, general and administrative.....        538        603        729
   Research and development................        443        415        489
Location
   Taiwan..................................      1,741      2,511      2,906
   Malaysia................................      3,140      4,207      5,787
   United States...........................        361        273        195
   Hong Kong...............................          8          8          9
   Singapore...............................         65        116        304

   Our employees are not covered by any collective bargaining agreements. We have not experienced any strikes or work stoppages by our employees and believe that our relationship with our employees is good. Eligible employees may participate in the ASE Inc. employee share bonus plan and stock option plan as well as our share option plans. See "--Compensation".

SHARE OWNERSHIP

   The following table sets forth certain information with respect to our officers and directors as of May 31, 2005.


                                                Percentage
                                                    of
                                                   Total
                                                 Ordinary                     Exercise
                                  Number of    Shares Issued   Number of        Price
                                   Ordinary         and         Options      of Options       Expiration Date of
      Officer or Director        Shares Held    Outstanding     Held(1)          ($)                Options
      -------------------        -----------    -----------     -------      ----------     -----------------------
Jason C.S. Chang..............   183,908              0.2%   2,240,000      8.875 - 20.00        8/10/09 - 12/11/13
Richard H.P. Chang............ 1,046,276              1.0%   1,260,000       6.10 - 20.00        8/10/09 - 12/11/13
David Pan.....................     4,700              +             *         6.10 - 9.00      1/5/2011 - 11/7/2012
Jeffrey Chen..................         0             --             *        6.10 - 12.95     1/5/2011 - 12/11/2013
Chin Ko-Chien.................         0             --             *        6.10 - 12.95     1/5/2011 - 12/11/2013
Wang Yung-Kang................         0             --             *        6.10 - 11.50      1/5/2011 - 11/7/2012
Alan Cheng....................         0             --             *         6.10 - 9.00    11/13/2001 - 11/7/2012
Joseph Tung...................   143,000              0.1%          *        6.10 - 12.95     1/5/2011 - 12/11/2013
Albert C.S. Yu................    45,176              +             *         6.10 - 9.00    11/13/2011 - 11/7/2012
David D.H. Tsang..............    20,000              +             *         6.10 - 9.00    11/13/2011 - 11/7/2012
Sim Guan Seng.................         0             --             0                  --                        --
Raymond Lo....................         0             --             *        6.10 - 25.00    8/10/2009 - 12/11/2013
Kanapathi A/L Kuppusamy.......         0             --             *        6.10 - 20.00    8/10/2009 - 12/11/2013
Tien Wu.......................    11,000              +             *       8.875 - 25.00    8/10/2009 - 12/11/2013
Freddie Liu...................    16,000              +             *       8.875 - 20.00    8/10/2009 - 12/11/2013
Fu-Shing Chang................    19,000              +             *               8.875                  1/5/2011

------------

(1)   Each option covers one ordinary share.
* The sum of the number of common shares held and the number of common shares issuable upon exercise of all options held is less than 1% of our total outstanding common shares.
+  Percentage is less than 0.1%.

As of May 31, 2005, our directors and executive officers as a group held options covering an aggregate of 5,356,000 shares, of which options with respect to 3,676,000 shares were exercisable as of that date.

Item 7.  Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

   We are majority-owned by ASE Inc. ASE Inc. is one of the world's largest independent providers of semiconductor packaging services and, through its majority ownership of us, one of the largest independent providers of semiconductor testing services. ASE Inc. was founded by Mr. Jason C.S. Chang, our Chairman, and his brother, Mr. Richard H.P. Chang, our Vice-Chairman, and was incorporated in 1984. ASE Inc.'s shares have been listed on the Taiwan Stock Exchange since July 1989, and its American depositary shares have been listed on the New York Stock Exchange since September 2000.

   As of May 31, 2005, ASE Inc. indirectly owned approximately 51.0% of our outstanding shares through two wholly-owned Bermuda subsidiaries, J&R Holding Limited and ASE Holding Limited. ASE Inc., as our major shareholder, does not have voting rights different from other shareholders. However, as a result of ASE Inc.'s substantial share ownership, it is in a position to control actions that require shareholders' approval, including the timing and payment of dividends and the election of our entire board of directors. See "Item 3. Key Information--Risk Factors--Risks Relating to Our Business--Our interests may conflict with those of our controlling shareholder, who may take actions that are not in our shareholders' best interests."

   The following table sets forth certain information regarding (1) ownership of our shares by each person who is known to us to be the owner of more than 5% of our shares and (2) the total number of shares owned by our directors and executive officers as a group, as of May 31, 2005.

                                                    Number of       Percent
          Identity of Person or Group              Shares Owned      Owned
          ---------------------------              ------------      -----
ASE Inc........................................    50,985,143(1)     51.0%
Directors and executive officers as a
   group(2)....................................     1,489,060         1.5

---------------

(1) Owned through J&R Holding Limited and ASE Holding Limited, wholly-owned subsidiaries of ASE Inc.

(2) Excludes shares issuable under currently exercisable options and shares held directly by J&R Holding Limited and ASE Holding Limited, which certain directors and executive officers may be deemed to beneficially own.

   As of April 25, 2005, approximately 100.1 million of our shares were outstanding. We believe that, of such shares, approximately 49.3 million were held by approximately 3,656 holders in the United States.

RELATED PARTY TRANSACTIONS

   ASE Inc. and ASE Test Taiwan from time to time jointly market turnkey services provided at their respective Taiwan facilities. We expect that in future periods a significant portion of our net revenues from testing services will continue to be derived from customers who are also customers of ASE Inc.

   In recent years, ASE Inc. has made awards of its shares to our employees at ASE Test Taiwan as part of their compensation, based in part on the consolidated net income of ASE Inc. and our contribution to the consolidated income. ASE Inc. did not grant any stock awards to our employees at ASE Test Taiwan in 2002 and 2003. In 2004, ASE Inc. granted 1,737,586 shares as stock awards to our employees at ASE Test Taiwan with a fair market value at the time of grant of $1.1 million. We expect that ASE Inc. will continue this practice in future periods.

   ASE Test Taiwan has historically charged ASE Inc. fees for the testing of semiconductors packaged for a small number of customers that prefer to be billed through ASE Inc. for testing services performed by ASE Test Taiwan. These fees amounted to NT$706.0 million ($21.1 million), NT$382.2 million and NT$232.5 million in 2004, 2003 and 2002, respectively.

   ASE Test Malaysia has historically purchased a portion of the raw materials used in its packaging operations, principally leadframes, from ASE Inc. Additionally, after ASE Material's merger into ASE Inc. on August 1, 2004, through which ASE Inc. assumed ASE Material's interconnect and substrate operations, ASE Inc. began providing substrates to ASE Test Malaysia. These types of raw materials are typically sold by ASE Inc. to ASE Test Malaysia at book value. Purchases of raw materials by ASE Test Malaysia amounted to NT$87.8 million ($2.7 million), NT$11.8 million and NT$11.7 million in 2004, 2003 and 2002, respectively.

   In 2004, 2003 and 2002, ASE Test Malaysia purchased raw materials, primarily leadframes and substrates, from ASE Material before it was merged into ASE Inc. on August 1, 2004, in the aggregate amount of NT$112.7 million ($3.4 million), NT$283.1 million and NT$181.6 million, respectively. These types of raw materials were typically sold by ASE Material to ASE Test Malaysia at the prevailing market price.

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

   In April 2003, ASE Inc. and Hung Ching entered into an agreement for the construction of a building in the Nantze Export Processing Zone on land currently leased by ASE Inc. Under the agreement, Hung Ching bore all costs relating to the development. ASE Inc. and ASE Test Taiwan purchased Hung Ching's interest in the development in January 2005. ASE Inc. owns the first eight floors of the building with floor space of approximately 940,000 square feet, and ASE Test Taiwan owns the remaining two floors with floor space of approximately 232,000 square feet. We use ASE Test Taiwan's floor space to house part of our operations in Kaohsiung, Taiwan. The total cost to us of the construction project was NT$333.8 million ($10.5 million).

   Prior to its merger with and into ASE Inc. in August 2004, ASE Chung Li entered into a lease with ASE Test Taiwan to lease floor space in a building located at 550-5, Section 1, Chung-hwa Road, Chung Li, Taiwan. An area of approximately 70,000 square feet was leased. The leased area is being used primarily for production facilities. This lease has now been assumed by ASE Inc. following ASE Chung Li's merger with and into ASE Inc.

   In July 2004, ASE Inc., through its subsidiary J&R Holding Limited, purchased all of the outstanding shares of ASE (U.S.) Inc. from Y.C. Hsu, ASE (U.S.) Inc.'s sole shareholder, for a purchase price of $4.6 million. ASE (U.S.) Inc. is now ASE Inc.'s wholly-owned subsidiary. In 2004, we paid $7.0 million in fees and service charges to ASE (U.S.) Inc.

   On August 1, 2004, ASE Chung Li and ASE Material merged, pursuant to a merger agreement dated October 28, 2003, with and into ASE Inc. with ASE Inc. as the surviving corporation. The merger was consummated by means of a share exchange pursuant to which we, along with other respective shareholders, other than ASE Inc., of ASE Chung Li and ASE Material, received shares of ASE Inc. in exchange for the common shares of each of ASE Chung Li and ASE Material. ASE Inc. issued 282,315,437 common shares in connection with the merger, representing approximately 7.9% of its outstanding shares as of October 28, 2003 before giving effect to such issuance. In connection with ASE Inc.'s merger with ASE Chung Li, ASE Inc. issued 149,175,000 of its common shares to us, 79,914,225 of its common shares to J&R Holding, its wholly-owned subsidiary, and four common shares to certain individuals who were the original shareholders of ASE Chung Li. The merger with ASE Chung Li had a transaction value of approximately NT$7,101.8 million ($223.7 million), based on NT$31.00 per ASE Inc. common share, which was the average of the closing prices of ASE Inc.'s common shares on the Taiwan Stock Exchange for two days prior to and following October 28, 2003. In connection with its merger with ASE Material, ASE Inc. issued 5,000,000 of its common shares to ASE Test Taiwan, one of our consolidated subsidiaries, 1,086,800 of its common shares to Hung Ching, our affiliate, and 47,139,409 of its common shares to employees and other shareholders, other than ASE Inc., of ASE Material and a strategic investor. The merger with ASE Material had a transaction value of approximately NT$1,650.0 million ($52.0 million), based on NT$31.00 per ASE Inc. common share, which was the average of the closing prices of ASE Inc.'s common shares on the Taiwan Stock Exchange for two days prior to and following October 28, 2003. In connection with its merger with ASE Material, Richard H.P. Chang, our Vice Chairman, in his individual capacity as a shareholder and director of ASE Material, also received common shares of ASE Inc. in exchange for common shares of ASE Material held by him.

   All of the former assets and liabilities of ASE Chung Li and ASE Material are owned and have been assumed by ASE Inc. and the operations of ASE Chung Li and ASE Material have been integrated with the operations of ASE Inc. The merger agreement was approved by the board of directors and shareholders of each of ASE Inc., ASE Chung Li and ASE Material.

   In order to comply with Singapore law, trusts organized under ROC law have been established to hold and dispose of the 149,175,000 common shares of ASE Inc. issued to us and the 5,000,000 common shares of ASE Inc. issued to ASE Test Taiwan in connection with the merger. Under Section 76(1)(b)(ii) of the Companies Act, Chapter 50, of Singapore, we, as a Singapore company, may not purport to acquire, directly or indirectly, shares or units of shares in ASE Inc., our parent company. Pursuant to the applicable trust agreements, the trustee under each trust is (1) the registered owner of the common shares,
(2) able to exercise all of the rights as a shareholder of the common shares,
(3) able to sell the common shares pursuant to the terms and conditions of the trust agreement, and (4) able to transfer and deliver the proceeds from the sale of the common shares and any cash dividends distributed by ASE Inc. to us or ASE Test Taiwan, as the case may be. Neither ourselves nor ASE Test Taiwan have any rights with respect to the common shares held in trust pursuant to the applicable trust agreements other than the right to receive the proceeds from the sale of such common shares and cash dividends.

   In August 2003, ASE Test Finance Limited obtained a loan of $60.0 million from J&R Holding Limited in connection with the redemption of the convertible notes issued in 1999. The loan was originally due in February 2005 but in July 2004 it was repaid in full. In connection with the repayment of the loan to J&R Holding Limited in June 2004, we entered into a two-year revolving loan facility agreement for $30.0 million which was guaranteed by ASE Test Taiwan and bears interest at 3.299%. Also in connection with the repayment of the loan to J&R Holding Limited, ASE Test Finance Limited entered into a credit facility for $30.0 million which was guaranteed by ourselves and bears interest at 3.516%. Both of these loans are due in June 2006.

INTERESTS OF EXPERTS AND COUNSEL

   Not applicable.

Item 8.  Financial Information.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      Consolidated Financial Statements are set forth under "Item 18. Financial Statements."

Litigation

   We are not involved in material legal proceedings the outcome of which we believe would have a material adverse effect on us.

Dividends And Dividend Policy

   To date, we have not distributed any dividends. We intend to retain our earnings to finance the development and expansion of our business and operations and do not intend to pay cash dividends for the foreseeable future. See "Item 10. Additional Information--Memorandum and Articles of Association--Dividends" and "Item 10. Additional Information--Memorandum and Articles of Association--Stock Dividends and Rights Issue" for a description of the provisions of our Memorandum and Articles of Association relating to dividend distributions.

SIGNIFICANT CHANGES

   On May 1, 2005, a fire broke out at the principal building of ASE Inc.'s substrates facilities in Chung Li, Taiwan which housed some of our own facilities as well. Based upon ASE Inc.'s and our initial assessments, the estimated net book value as of March 31, 2005 of our fixed assets, including machinery and equipment, and the estimated value of our inventory affected by the fire totaled approximately $44 million.

   While we currently plan to return to pre-accident output levels in the foreseeable future, we cannot guarantee that we will be able to do so. Our failure to do so, as well as any inability to collect on insurance, prevent our customers from switching to our competitors, or otherwise proceed with our plans to restore our operations may have a material adverse effect on our financial condition and results of operations.

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

                                                         Ordinary Share Price(1)
                                                         -----------------------
                                                            High       Low
                                                            ----       ---

2000....................................................  $  36.25  $   8.50
2001....................................................     17.44      6.80
2002....................................................     16.68      2.88
2003....................................................     15.00      2.58
  First Quarter.........................................      4.70      2.58
  Second Quarter........................................      5.62      2.59
  Third Quarter.........................................     11.56      5.38
  Fourth Quarter........................................     15.00      8.65
2004....................................................     16.30      4.40
  First Quarter.........................................     16.30      9.58
  Second Quarter........................................     12.79      5.96
  Third Quarter.........................................      7.40      4.40
  Fourth Quarter........................................      7.68      5.25
    December............................................      7.68      6.08
2005
  First Quarter.........................................      6.98      4.50
    January.............................................      6.98      4.50
    February............................................      6.38      4.57
    March...............................................      6.55      4.97
  Second Quarter
    April...............................................      5.50      4.65
    May.................................................      5.41      4.74

---------------
(1) All share prices are adjusted retroactively to reflect stock splits that were effected on February 8, 1998 and April 5, 1999. See "Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds".

Source: Nasdaq National Market database

   The last reported sale price of the shares on the Nasdaq National Market as of May 31, 2005 was $5.12. As of April 25, 2005, there were 3,656 members who were holders of record of our shares.

   Taiwan depositary shares, or TDSs, representing our ordinary shares are listed on the Taiwan Stock Exchange. The Taiwan Stock Exchange is an auction market where securities traded are priced according to supply and demand through announced bid and ask prices. Each TDS represents .0125 of one share and has undergone corresponding stock splits effected on February 8, 1998 and April 5, 1999. In limited circumstances, shareholders may deposit shares in exchange for TDSs, subject to certain restrictions on the re-issuance of TDSs. The total number of TDSs outstanding is limited so that additional TDSs may be re-issued only upon cancellation by a current holder and subject to our approval. As of May 31, 2005, there were approximately 837.1 million TDSs representing approximately 10.5 million shares outstanding.

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

                                                             TDS Prices(1)
                                                         --------------------
                                                            High        Low
                                                         ----------  --------
2000.................................................    NT$  26.00  NT$ 4.04
2001.................................................          8.40      3.10
2002.................................................          7.35      4.95
2003.................................................          6.30      1.66
    First Quarter....................................          3.45      2.59
    Second Quarter...................................          4.19      1.66
    Third Quarter....................................          4.65      3.50
    Fourth Quarter...................................          6.30      3.90
2004.................................................          6.80      2.75
  First Quarter........................................        6.80      4.50
  Second Quarter.......................................        5.80      3.42
  Third Quarter........................................        4.05      2.75
  Fourth Quarter.......................................        3.29      2.91
    December...........................................        3.29      2.92
2005
  First Quarter........................................        3.12      2.54
    January............................................        3.12      2.54
    February...........................................        2.95      2.71
    March..............................................        3.00      2.61
  Second Quarter
    April..............................................        2.81      2.57
    May................................................        2.57      2.35

-------------
(1) All TDS prices are adjusted retroactively to reflect stock splits that were effected on February 8, 1998 and April 5, 1999. See "Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds".

Source: Taiwan Stock Exchange database

   The last reported sale price of the TDSs on the Taiwan Stock Exchange was NT$2.45 per TDS on May 31, 2005.

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

Shares

   We have an authorized capital of $150,000,000 divided into 600,000,000 ordinary shares of par value $.25 each, resulting from the subdivision of shares effected by us on February 8, 1998 and April 5, 1999. Our company has only one class of shares, each share having identical rights in all respects and ranking equally with one another. Our Articles of Association provide that, subject to the provisions of the Singapore Companies Act, we may issue shares of a different class with preferential, deferred or other special rights or restrictions as our board of directors may determine. Our board of directors may also issue shares at a premium. If shares are issued at a premium, a sum equal to the aggregate amount or value of the premium will be transferred to a share premium account.

   As of May 31, 2005, approximately 100.1 million of our shares were issued and outstanding. All of our shares are in registered form. Except in circumstances permitted by the Singapore Companies Act, we can neither purchase our own shares nor grant any financial assistance for the acquisition or proposed acquisition of our own shares.

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

Members

   Only persons who are registered in our register of members are recognized as members of our company. As of December 31, 2004, there were 24 members who were holders of record of our shares. We will not, except as required by law, recognize any equitable, contingent, future or partial interest in our shares or any other rights in respect of our shares other than the rights of a member. We may, on giving not less than 14 days' notice to the Accounting and Corporate Regulatory Authority, close our register of members for any time or times except that we may not close the register for more than 30 days in the aggregate in any calendar year.

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

General Meetings of Members

   We are required to hold an annual general meeting each year not later than 15 months following the preceding annual general meeting. Our eighth annual general meeting was held on June 25, 2004. Our directors may convene an extraordinary general meeting whenever they think fit or if requested in writing by two or more members holding not less than 10% of our issued share capital. In addition, members holding not less than 10% of the paid-up capital carrying the right of voting at general meetings may call for a meeting. Unless otherwise required by law or by our Articles of Association, voting at general meetings is by ordinary resolution requiring an affirmative vote of a simple majority of the votes cast at that meeting. An ordinary resolution suffices, for example, in respect of re-election of directors. A special resolution requiring the affirmative vote of at least 75% of the votes cast at the meeting is necessary for some matters under Singapore law, including:

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

Takeovers

   The Singapore Code on Takeovers and Mergers regulates the acquisition of shares of public companies and contains certain provisions that may delay, deter or prevent a takeover or change in control of our company. Any person acquiring an interest, either on his or her own or together with parties acting in concert, in 30.0% or more of the voting shares in our company or, if such person holds, either on his or her own or together with parties acting in concert, between 30.0% and 50.0% (both inclusive) of the voting shares in our company, and acquires additional voting shares representing more than 1.0% of our voting shares in any six-month period, may be required to extend a takeover offer for our remaining voting shares in accordance with the provisions of the Singapore Code on Takeovers and Mergers. Parties acting in concert comprise individuals or companies who, pursuant to an arrangement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows:

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

Limitations on Rights to Hold or Vote Shares

   Except as described in "--Voting Rights" and "--Takeovers" above, there are no limitations imposed by Singapore law or by our Memorandum of Association or Articles of Association on the right of non-resident members to hold or vote our shares.

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

MATERIAL CONTRACTS

Merger Agreement dated October 28, 2003 by and among ASE Inc., ASE Chung Li and ASE Material

   Under this contract, ASE Chung Li and ASE Material merged with and into ASE Inc., with ASE Inc. as the surviving corporation. As a result of the merger, all of the assets and liabilities of ASE Chung Li and ASE Material are now owned and assumed by ASE Inc. The merger was consummated by means of a share exchange pursuant to which each common share of ASE Chung Li not directly owned by ASE Inc. was exchanged for 0.85 ASE Inc. common share and each common share of ASE Material not directly owed by ASE Inc. was exchanged for 0.50 ASE Inc. common share. The merger was completed on August 1, 2004. See "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions".

   See "Item 4. Information on the Company--Business Overview--Sales and Marketing--Sales and Customer Service Agents" for a summary of contracts we have entered into with agents for sales and customer service.

EXCHANGE CONTROLS

Singapore Exchange Controls

   There are currently no exchange control restrictions in Singapore.

ROC Exchange Controls

   The Foreign Exchange Control Statute and regulations of the ROC provide that all foreign exchange transactions must be executed by banks designated by the ROC Financial Supervisory Commission and by the Central Bank of China to engage in such transactions. Current regulations favor trade-related foreign exchange transactions and Foreign Investment Approval investments. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

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

TAXATION

Singapore Taxation

   The following discussion is a summary of the material Singapore income tax, stamp duty and estate duty consequences of the purchase, ownership and disposition of the shares to a holder of the shares that is not resident in Singapore. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of the shares and does not purport to deal with the tax consequences applicable to all categories of investors. Shareholders should consult their own tax advisers concerning the tax consequences of their particular situations. This summary is based on laws, regulations and interpretations in effect and available as of the date of this annual report. The laws, regulations and interpretations, however, may change at any time, and any change could be retroactive. These laws and regulations are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below.

  Dividends Distributions

   Singapore does not impose withholding tax on dividends paid to non-resident shareholders.

   As we are not tax resident in Singapore and we do not carry on a trade or business in Singapore, our dividends paid to our shareholders are not considered to be income sourced in Singapore, and therefore will not be subject to tax in Singapore, unless the dividends are received in Singapore or if they are considered, in the hands of a particular shareholder, to be derived in Singapore (for example, where they constitute the income of a trade or business carried out in Singapore).

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

United States Federal Income Taxation

   The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of the shares by U.S. holders (defined below). This summary is based on the Internal Revenue Code of 1986, or Code, final, temporary and proposed Treasury Regulations, administrative pronouncements and judicial decisions, all of which are subject to change. This discussion deals only with shares held as capital assets within the meaning of the Code. It does not discuss all of the tax consequences that may be relevant to a holder in light of such person's particular circumstances or to holders subject to special rules, such as insurance companies, tax-exempt entities, partnerships, dealers in securities, traders in securities that elect to mark to market, financial institutions, persons who hold shares as a part of an integrated transaction for U.S. federal income tax purposes, persons whose functional currency is not the U.S. dollar, persons who acquired our shares pursuant to the exercise of any employee stock option or otherwise as compensation or persons who own 10% or more of our voting stock.

   U.S. holders should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

   As used herein, a "U.S. holder" is a beneficial owner of shares that is, for U.S. federal income tax purposes:

   (1)      a citizen or resident of the United States;

   (2) a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or of any political subdivision thereof; or

   (3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

   This discussion assumes that we are not, and will not become, a passive foreign investment company, as discussed below.

  Dividends

   Distributions paid on the shares, other than certain pro rata distributions of shares to all shareholders, will constitute foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as calculated for U.S. federal income tax purposes. The amount a U.S. holder will be required to include in income for any dividend paid in a currency other than U.S. dollars will be equal to the U.S. dollar value of the non-U.S. currency paid, calculated by reference to the exchange rate in effect on the date the dividend is received. If a U.S. holder realizes gain or loss on a sale or other disposition of such non-U.S. currency, it will be U.S. source ordinary income or loss. Corporate U.S. holders will not be entitled to a dividends-received deduction. Subject to applicable limitations, dividends paid to certain noncorporate U.S. holders in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15.0%. Noncorporate U.S. holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

  Capital Gains

   A U.S. holder will recognize capital gain or loss for U.S. federal income tax purposes on a sale or other disposition of shares in the same manner as on the sale or disposition of any other shares held as capital assets. Such gain or loss, if any, will generally be U.S. source income or loss and will be long-term if the shares were held for more than one year. U.S. holders should consult their tax advisers regarding the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate U.S. holders, and capital losses the deductibility of which may be limited.

  Passive Foreign Investment Company Rules

   We do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for 2004. However, because PFIC status depends upon the composition of a company's income and assets and the market value of its assets from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held shares, certain adverse tax consequences could apply.

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

Foreign Currency Exchange Rate Risk

   Fluctuations in exchange rates, primarily among the U.S. dollar, the Japanese yen, the NT dollar and the Malaysian ringgit, will affect our costs and operating margins and could result in exchange losses. Our liabilities as of December 31, 2004 include liabilities denominated in U.S. dollars, NT dollars, Malaysian ringgit and other currencies. As of December 31, 2004, approximately 69.92% of our cash and accounts receivable and receivables from related parties were denominated in U.S. dollars, approximately 9.75% in NT dollars, approximately 19.64% in Malaysian ringgit and approximately 0.69% in other currencies. As of December 31, 2004, approximately 66.08% of our accounts payable and payables for fixed assets were denominated in U.S. dollars, approximately 15.98% in NT dollars, approximately 10.16% in Malaysian ringgit and approximately 7.78% in other currencies. In addition, a substantial portion of our capital expenditures primarily for the purchase of testing and packaging equipment, has been, and is expected to continue to be, denominated primarily in U.S. dollars with the remainder in Japanese yen. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we have from time to time utilized currency forward and option contracts to minimize the impact of foreign currency fluctuations on our results of operations. Despite these hedging and mitigating techniques, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recorded a net foreign exchange gain of $0.2 million and a net foreign exchange loss of $0.8 million and $1.2 million in 2004, 2003 and 2002, respectively. Our policy is to account for such contracts on a mark-to-market rate basis, and the premiums are amortized on a straight-line method over the life of the contract. As of December 31, 2004, there was approximately $30 million of foreign currency forward and option contracts outstanding. See Notes 21 and 22 of the Notes to Consolidated Financial Statements.

   The tables below set forth our foreign currency options contracts and foreign currency forward contracts as of December 31, 2004. All of our foreign currency options contracts have a maturity date of not more than 12 months.

                  Foreign Currency Options Contracts
-----------------------------------------------------------------------
Buy US$Put/NT$ Call
   Notional Amount (in millions US$)                            10.0
   Weighted Average Strike Price (against NT$)                 31.76
   Fair Value (US$)                                          187,144
Sell US$Call/NT$ Put
   Notional Amount (in millions US$)                            20.0
   Weighted Average Strike Price (against NT$)                 32.72
   Fair Value (US$)                                          (26,166)
                  Foreign Currency Forward Contracts
-----------------------------------------------------------------------
Hedging assets/liabilities
Buy JP(Y)/sell US$
   Contract Amount (in millions JP(Y))                          30.0
   Average Contractual Exchange Rate (against US$)            104.65
   Fair Value - receivable (US$)                             296,062
   Fair Value - payable (US$)                                286,670



Interest Rate Risk

   Our exposure to interest rate risks relates primarily to our long-term debt, which is normally incurred to support our corporate activities, primarily for capital expenditures. We currently do not enter into derivative transactions with regard to interest rates, but we would consider engaging in currency interest rate swaps to lock in currency and interest rate levels from time to time, if available, on terms considered attractive by us. No derivative contracts for interest rates were outstanding as of December 31, 2004.

   The following table provides information about our significant obligations that are sensitive to interest rate fluctuations.

                                                        As of December 31, 2004
                            ------------------------------------------------------------------------------------------
                                                         Expected Maturity Date
                            ------------------------------------------------------------------------------------------
                             2005        2006       2007       2008      2009    Thereafter      Total      Fair Value
                            -------     -------     -----      -----    -----    ----------     -------     ----------
                                                      (in millions, except percentages)
Short-term debt:
  Variable rate (NT$)       1,016.8        --        --         --         --         --        1,016.8        1,016.8
   Average interest
    rate                      1.58%        --        --         --         --         --          1.58%
  Variable rate (US$)          31.9        --        --         --         --         --           31.9           31.9
   Average interest
    rate                      4.08%        --        --         --         --         --          4.08%
  Variable rate (EUR)           0.3        --        --         --         --         --            0.3            0.3
   Average interest
    rate                      3.20%        --        --         --         --         --          3.20%
Long-term debt:
  Variable rate (NT$)         526.4     1,058.9     795.8       30.0       --         --        2,411.1        2,411.1
   Average interest
    rate                      4.04%       3.90%     2.95%      3.98%       --         --          3.62%
  Fixed rate (NT$)              1.8         1.9       1.6        0.6      0.3         --            6.2            6.2
   Average interest
    rate                      6.51%       6.57%     6.80%      8.02%    6.35%         --          6.75%
  Variable rate (US$)          23.7       115.0      63.8       30.0       --         --          232.5          232.5
   Average interest
    rate                      4.55%       4.85%     4.99%      5.04%       --         --          4.88%
  Fixed rate (US$)              5.4         3.1       1.9        0.1       --         --           10.5           10.5
   Average interest
    rate                      8.56%       8.76%     8.65%      7.92%       --         --          8.63%

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

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

   Under Rule 10A-3 of the Exchange Act and the rules of the Nasdaq National Market, we are required to have an audit committee that meets certain requirements by July 31, 2005. We have identified a potential candidate for our audit committee. We anticipate considering such candidate's installation as the audit committee member at a board of directors' meeting after our annual shareholders' meeting. We also plan to consider his eligibility to serve as our audit committee financial expert. We have drafted an audit committee charter which is subject to approval by our board of directors upon our establishment of an audit committee.

Item 16B.  Code of Ethics

   We have drafted a code of ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and we plan to address the adoption of such code of ethics with the board of directors before the end of 2005. Historically, ethical oversight and actual or apparent conflicts of interest have been handled informally by senior management and the board of directors.

Item 16C.  Principal Accountant Fees and Services

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

Independent Auditor Fees

   TN Soong & Co, independent public accountants and an associate member firm of Deloitte Touche Tohmatsu, combined on June 1, 2003 with Deloitte & Touche (Taiwan) to establish Deloitte & Touche, a member firm of Deloitte Touche Tohmatsu, or Deloitte & Touche, at which time Deloitte & Touche became our principal independent auditor. Prior to June 1, 2003, TN Soong & Co had served as our principal independent auditor. We paid the following fees for professional services to Deloitte & Touche and TN Soong & Co for the years ended December 31, 2003 and 2004.

                                                  Year Ended December 31,
                                                 --------------------------
Services                                              2003            2004
--------                                         ---------       ---------
Audit fees(1)................................... $ 357,278       $ 496,639
Audit-related fees(2)...........................         -         169,721
Tax fees(3).....................................         -          31,500
Others fees(4)..................................         -              --
  Total......................................... $ 357,278       $ 697,860
------------
(1) Audit fees are defined as the standard audit work that needs to be performed each year in order to issue an opinion on our consolidated financial statements and to issue reports on the local statutory financial statements. It also includes services that can only be provided by our auditor such as statutory audits required by the Tax Bureau of the ROC and the Customs Bureau of the ROC, auditing of non-recurring transactions and application of new accounting policies, pre-issuance reviews of quarterly financial results, consents and comfort letters and any other audit services required for the SEC or other regulatory filings.
(2) Audit-related fees include those other assurance services provided by auditors but not restricted to those that can only be provided by the auditor signing the audit report. They comprise amounts for services such as Sarbanes-Oxley Act of 2002 Section 404 implementation assistance, acquisition due diligence, contractual audits of third-party arrangements, assurance services on corporate citizenship reporting and consultation regarding new accounting pronouncements.
(3) Tax fees represent tax compliance and other services and expatriate and executive tax return services.
(4) Other fees consist of actuarial services for pension and employee benefit plans. As required by the Sarbanes-Oxley Act, Deloitte & Touche can no longer provide certain of these services after May 2004.

Item 16D.  Exemptions from the Listing Standards of Audit Committees

   Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated
Purchasers

   The table below sets forth purchases of our equity securities by ourselves and affiliated purchasers for 2004.

                    Issuer Purchases Of Equity Securities


--------------------------------------------------------------------------------
                                                                    (d) Maximum
                                                                    Number (or
                                                      (c) Total     Approximate
                                                      Number of     Dollar
                                                      Shares        Value) of
                                                      Purchased as  Shares that
                                                      Part of       may yet be
                          (a) Total                   Publicly      Purchased
                          Number of    (b) Average    Announced     under the
                          Shares       Price Paid     Plans or      Plans or
Period                    Purchased    per Share ($)  Programs      Programs
--------------------------------------------------------------------------------
January 1 - January 31       --           --             --            --
--------------------------------------------------------------------------------
February 1 - February 29     --           --             --            --
--------------------------------------------------------------------------------
March 1 - March 31          625,800(1)  12.94            --            --
--------------------------------------------------------------------------------
April 1 - April 30           --           --             --            --
--------------------------------------------------------------------------------
May 1 - May 31              308,603(1)   7.02            --            --
--------------------------------------------------------------------------------
June 1 - June 30             --           --             --            --
--------------------------------------------------------------------------------

                                                                    (d) Maximum
                                                                    Number (or
                                                      (c) Total     Approximate
                                                      Number of     Dollar
                                                      Shares        Value) of
                                                      Purchased as  Shares that
                                                      Part of       may yet be
                          (a) Total                   Publicly      Purchased
                          Number of    (b) Average    Announced     under the
                          Shares       Price Paid     Plans or      Plans or
Period                    Purchased    per Share ($)  Programs      Programs
--------------------------------------------------------------------------------
July 1 - July 31             --           --             --            --
--------------------------------------------------------------------------------
August 1 - August 31         --           --             --            --
--------------------------------------------------------------------------------
September 1 - September 30   --           --             --            --
--------------------------------------------------------------------------------
October 1 - October 31       --           --             --            --
--------------------------------------------------------------------------------
November 1 - November 30     --           --             --            --
--------------------------------------------------------------------------------
December 1 - December 31     --           --             --            --
--------------------------------------------------------------------------------

------------
(1) ASE Inc.'s wholly-owned subsidiary J&R Holding Limited purchased such shares of ours in order to ensure ASE Inc.'s beneficial ownership of a majority of our shares.


                                   PART III

Item 17.  Financial Statements.

   The Company has elected to provide financial statements for fiscal year 2004 and the related information pursuant to Item 18.

Item 18.  Financial Statements.

   The consolidated financial statements of the Company and the report thereon by its independent auditors listed below are attached hereto as follows:

      (a) Report of Independent Registered Public Accounting Firm of the Company dated January 28, 2005 (page F-1).

      (b) Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2003 and 2004 (page F-2).

      (c) Consolidated Statements of Income of the Company and subsidiaries for the years ended December 31, 2002, 2003 and 2004 (page F-3).

      (d) Consolidated Statements of Changes in Shareholders' Equity of the Company and subsidiaries for the years ended December 31, 2002, 2003 and 2004 (page F-5).

      (e) Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2002, 2003 and 2004 (page F-6).

      (f) Notes to Consolidated Financial Statements of the Company and subsidiaries (page F-8).

Item 19.  Exhibits.

1. (a) Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1(a) to the Company's annual report on Form 20-F for the year ended December 31, 2003).

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

     (c) Commission Agreement dated as of August 1, 2004 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited. (incorporated by reference to Exhibit 4(g) to ASE Inc.'s annual report on Form 20-F for the year ended December 31, 2004).

     (d) Commission Agreement dated as of August 1, 2004 between ASE Test Taiwan and Gardex International Limited. (incorporated by reference to
          Exhibit 4(h) to ASE Inc.'s annual report on Form 20-F for the year ended December 31, 2004).

     (e) Land Lease Agreement dated as of March 1, 1996 between ASE Test Taiwan and Nantze Export Processing Zone Administration of Ministry of Economic Affairs (incorporated by reference to Exhibit 4(g) to the Company's annual report on Form 20-F for the year ended December 31,
          2003).

     (f) Land Lease Agreement dated as of January 1, 1997 between ASE Test Taiwan and Nantze Export Processing Zone Administration of Ministry of Economic Affairs (incorporated by reference to Exhibit 4(h) to the Company's annual report on Form 20-F for the year ended December 31,
          2003).

     (g) Land Lease Agreement dated as of January 1, 2002 between ASE Test Taiwan and Nantze Export Processing Zone Administration of Ministry of Economic Affairs (incorporated by reference to Exhibit 4(i) to the Company's annual report on Form 20-F for the year ended December 31,
          2003).

     (h) Land Lease Agreement dated as of April 16, 2000 between ASE Test Taiwan and Nantze Export Processing Zone Administration of Ministry of Economic Affairs (incorporated by reference to Exhibit 4(j) to the Company's annual report on Form 20-F for the year ended December 31,
          2003).

     (i) Land Lease Agreement dated as of May 1, 2000 between ASE Test Taiwan and Nantze Export Processing Zone Administration of Ministry of Economic Affairs (incorporated by reference to Exhibit 4(k) to the Company's annual report on Form 20-F for the year ended December 31,
          2003).

     (j) Land Lease Agreement dated as of April 1, 2004 between ASE Test Taiwan and Nantze Export Processing Zone Administration of Ministry of Economic Affairs (incorporated by reference to Exhibit 4(l) to the Company's annual report on Form 20-F for the year ended December 31,
          2003).

     (k) First Amendment to Lease Agreement dated June 7, 2000 between ISE Labs, Inc. and RND Funding Company, Inc. (incorporated by reference to
          Exhibit 4(j) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

     (l) Sublease Agreement dated June 2000 between ISE Labs, Inc. and Cirrus Logic, Inc. (incorporated by reference to Exhibit 4(n) to the Company's annual report on Form 20-F for the year ended December 31,
          2000).

     (m) Lease Agreement for Factory Building dated September 18, 2000 between ASE Inc. and ASE Test Taiwan (incorporated by reference to Exhibit 4(r) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

     (n) Office Building Lease Agreement between ISE Labs, Inc. and JER/BRE Austin Tech L.P. dated October 4, 2001 (incorporated by reference to
          Exhibit 10.46 to ASE Inc.'s Registration Statement on Form F-3 filed on May 30, 2002).

     (o) Lease Agreement dated April 1, 2003 between Dell Asia Pacific Sdn. and ASE Electronics (M) Sdn. Bhd. (incorporated by reference to Exhibit 4(r) to the Company's annual report on Form 20-F for the year ended December 31, 2003).

     (p) Sublease Agreement dated May 5, 2004 between Apple Computer Limited and ASE Singapore Pte. Ltd. (incorporated by reference to Exhibit 4(s) to the Company's annual report on Form 20-F for the year ended December 31, 2003).

8.   (a)  List of Subsidiaries.

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

                                       ASE TEST LIMITED



                                       /s/ Jason C.S. Chang
                                       -----------------------------
                                       Name:  Jason C.S. Chang
                                       Title: Chief Executive Officer

Date: June 23, 2005

                          INDEX TO FINANCIAL STATEMENTS

                                                                       Page
                                                                       ----
ASE Test Limited and Subsidiaries
   Independent Registered Public Accounting Firm's Report........      F-1
   Consolidated Balance Sheets...................................      F-2
   Consolidated Statements of Income.............................      F-3
   Consolidated Statements of Changes in Shareholders' Equity....      F-5
   Consolidated Statements of Cash Flows.........................      F-6
   Notes to Consolidated Financial Statements....................      F-8

   EXHIBITS INDEX

 Exhibit
 Number                          Description
 ------                          -----------

1. (a) Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1(a) to the Company's annual report on Form 20-F for the year ended December 31, 2003).

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

     (c) Commission Agreement dated as of August 1, 2004 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited. (incorporated by reference to Exhibit 4(g) to ASE Inc.'s annual report on Form 20-F for the year ended December 31, 2004).

     (d) Commission Agreement dated as of August 1, 2004 between ASE Test Taiwan and Gardex International Limited. (incorporated by reference to
          Exhibit 4(h) to ASE Inc.'s annual report on Form 20-F for the year ended December 31, 2004).

     (e) Land Lease Agreement dated as of March 1, 1996 between ASE Test Taiwan and Nantze Export Processing Zone Administration of Ministry of Economic Affairs (incorporated by reference to Exhibit 4(g) to the Company's annual report on Form 20-F for the year ended December 31,
          2003).

     (f) Land Lease Agreement dated as of January 1, 1997 between ASE Test Taiwan and Nantze Export Processing Zone Administration of Ministry of Economic Affairs (incorporated by reference to Exhibit 4(h) to the Company's annual report on Form 20-F for the year ended December 31,
          2003).

     (g) Land Lease Agreement dated as of January 1, 2002 between ASE Test Taiwan and Nantze Export Processing Zone Administration of Ministry of Economic Affairs (incorporated by reference to Exhibit 4(i) to the Company's annual report on Form 20-F for the year ended December 31,
          2003).

     (h) Land Lease Agreement dated as of April 16, 2000 between ASE Test Taiwan and Nantze Export Processing Zone Administration of Ministry of Economic Affairs (incorporated by reference to Exhibit 4(j) to the Company's annual report on Form 20-F for the year ended December 31,
          2003).

     (i) Land Lease Agreement dated as of May 1, 2000 between ASE Test Taiwan and Nantze Export Processing Zone Administration of Ministry of Economic Affairs (incorporated by reference to Exhibit 4(k) to the Company's annual report on Form 20-F for the year ended December 31,
          2003).

     (j) Land Lease Agreement dated as of April 1, 2004 between ASE Test Taiwan and Nantze Export Processing Zone Administration of Ministry of Economic Affairs (incorporated by reference to Exhibit 4(l) to the Company's annual report on Form 20-F for the year ended December 31,
          2003).

     (k) First Amendment to Lease Agreement dated June 7, 2000 between ISE Labs, Inc. and RND Funding Company, Inc. (incorporated by reference to
          Exhibit 4(j) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

     (l) Sublease Agreement dated June 2000 between ISE Labs, Inc. and Cirrus Logic, Inc. (incorporated by reference to Exhibit 4(n) to the Company's annual report on Form 20-F for the year ended December 31,
          2000).

     (m) Lease Agreement for Factory Building dated September 18, 2000 between ASE Inc. and ASE Test Taiwan (incorporated by reference to Exhibit 4(r) to the Company's annual report on Form 20-F for the year ended December 31, 2000).

 Exhibit
 Number                          Description
 ------                          -----------

     (n) Office Building Lease Agreement between ISE Labs, Inc. and JER/BRE Austin Tech L.P. dated October 4, 2001 (incorporated by reference to
          Exhibit 10.46 to ASE Inc.'s Registration Statement on Form F-3 filed on May 30, 2002).

     (o) Lease Agreement dated April 1, 2003 between Dell Asia Pacific Sdn. and ASE Electronics (M) Sdn. Bhd. (incorporated by reference to Exhibit 4(r) to the Company's annual report on Form 20-F for the year ended December 31, 2003).

     (p) Sublease Agreement dated May 5, 2004 between Apple Computer Limited and ASE Singapore Pte. Ltd. (incorporated by reference to Exhibit 4(s) to the Company's annual report on Form 20-F for the year ended December 31, 2003).

8.   (a)  List of Subsidiaries.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors and Shareholders
ASE Test Limited

We have audited the accompanying consolidated balance sheets of ASE Test Limited and its subsidiaries (collectively the "Company") as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2004, expressed in U.S. dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants, auditing standards generally accepted in the Republic of China and the Standards of the Public Company Accounting Oversight Board (United States). Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. (The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.) Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 2004, in conformity with accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the consolidated financial statements, the Company adopted ROC Financial Accounting Standards No. 35, "Impairment of Assets" on December 31, 2004.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the three year period ended December 31, 2004, and the determination of shareholders' equity and financial position at December 31, 2002, 2003 and 2004, to the extent summarized in Note 24.


Deloitte & Touche
Kaohsiung, Taiwan
Republic of China

January 28, 2005

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2004
(In Thousands of U.S. Dollars, Except Par Value)

-----------------------------------------------------------------------------------------



ASSETS                                                        2003             2004
CURRENT ASSETS
   Cash and cash equivalents (Note 2)                     $       70,949   $       39,489
   Short-term investments (Note 2)                                 6,000           20,000
   Notes and accounts receivable, net (Note 4)                    82,569           89,202
   Receivables from related parties (Note 18)                     11,237           12,531
   Inventories, net (Notes 2 and 5)                               21,174           44,335
   Deferred income tax assets, net (Notes 2 and 17)                6,302            4,581
   Pledged time deposit (Note 19)                                  3,288            3,576
   Prepayments and other                                           8,164           13,312
                                                          --------------   --------------

         Total current assets                                    209,683          227,026
                                                          --------------   --------------

LONG-TERM INVESTMENTS (Notes 2 and 6)                            104,021          133,699
                                                          --------------   --------------

PROPERTY, PLANT AND EQUIPMENT, NET
    (Notes 2, 3, 7, 14, 18, 19 and 23)                           572,086          636,270
                                                          --------------   --------------

OTHER ASSETS
   Deferred income tax assets, net (Notes 2 and 17)               16,662           41,323
   Deferred charge (Note 2)                                        4,907           13,301
   Other                                                           8,471            5,878
                                                          --------------   --------------
         Total other assets                                       30,040           60,502
                                                          --------------   --------------

CONSOLIDATED DEBITS (Notes 2, 3 and 8)                            62,217           25,612
                                                          --------------   --------------

TOTAL                                                     $      978,047   $    1,083,109
                                                          ==============   ==============

LIABILITIES AND SHAREHOLDERS' EQUITY                          2003             2004

CURRENT LIABILITIES
   Short-term borrowings (Notes 9 and 19)                 $       17,096   $       35,789
   Commercial paper (Notes 10 and 19)                             18,539           28,474
   Notes and accounts payable                                     20,176           16,053
   Payable to related parties (Note 18)                           11,479            9,284
   Payable for fixed assets                                       52,780           33,478
   Income tax payable                                              4,177            3,206
   Current portion of long-term debts
     (Notes 11 and 19)                                            23,750           45,740
   Accrued expenses                                               24,804           28,442
   Other                                                           4,079            1,418
                                                          --------------   --------------


         Total current liabilities                               176,880          201,884

LONG-TERM DEBTS (Notes 11 and 19)                                248,028          273,020

ACCRUED PENSION COST (Notes 2 and 13)                              3,992            5,119

DEFERRED INCOME TAX LIABILITIES (Notes 2 and 17)                   1,021            1,016

OTHER LIABILITIES                                                  2,139            2,479
                                                          --------------   --------------

         Total liabilities                                       432,060          483,518
                                                          --------------   --------------


SHAREHOLDERS' EQUITY (Notes 1, 2 and 12)
   Capital stock - $0.25 par value
      Authorized - 600,000,000 ordinary shares
      Issued and outstanding - 99,546,216
        ordinary shares in 2003 and
        100,059,031 ordinary shares in 2004                       24,887           25,015
   Capital surplus-paid in capital                               450,635          455,059
   Retained earnings                                             136,299          161,438
   Unrealized loss on long-term investment
        in shares of stock                                          (400)             (60)
   Unrecognized pension cost                                        (578)               -
   Cumulative translation adjustments                            (64,856)         (41,861)
                                                          --------------   --------------

         Total shareholders' equity                              545,987          599,591
                                                          --------------   --------------

TOTAL                                                     $      978,047   $    1,083,109
                                                          ==============   ==============



The accompanying notes are an integral part of the financial statements.

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In Thousands of U.S. Dollars, Except Share Data)

----------------------------------------------------------------------------------------------------------------

                                                                    2002             2003            2004
NET REVENUES (Notes 2 and 23)                                  $      301,962   $      391,930   $      621,138

COST OF REVENUES (Notes 14 and 18)                                    280,573          322,542          514,052
                                                               --------------   --------------   --------------

GROSS PROFIT                                                           21,389           69,388          107,086
                                                               --------------   --------------   --------------

OPERATING EXPENSES (Note 14 and 18)
   Selling (Note 2)                                                     6,248            8,551           11,393
   General and administrative                                          37,439           39,833           44,601
   Research and development (Note 2)                                   18,342           19,833           23,325
                                                               --------------   --------------   --------------

         Total operating expenses                                      62,029           68,217           79,319
                                                               --------------   --------------   --------------

INCOME (LOSS) FROM OPERATIONS                                         (40,640)           1,171           27,767
                                                               --------------   --------------   --------------

NONOPERATING INCOME (EXPENSES)
   Interest, net (Notes 2, 7 and 15)                                  (14,396)         (12,623)          (6,316)
   Investment income (loss) under equity method,
     net (Notes 2 and 6)                                               (1,496)           4,259            9,844
   Impairment loss on assets (Note 2, 3 and 16)                       (35,321)               -          (26,500)
   Foreign exchange gain (loss), net (Notes 2 and 21)                  (1,169)            (795)             233
   Other, net                                                           1,511              684           (1,077)
                                                               --------------   --------------   --------------

         Total nonoperating expenses                                  (50,871)          (8,475)         (23,816)
                                                               --------------   --------------   --------------

INCOME (LOSS) BEFORE INCOME TAX AND
  EXTRAORDINARY LOSS                                                  (91,511)          (7,304)           3,951

INCOME TAX BENEFIT (Notes 2 and 17)                                    10,243            5,992           21,188
                                                               --------------   --------------   --------------

INCOME (LOSS) BEFORE EXTRAORDINARY LOSS                               (81,268)          (1,312)          25,139

EXTRAORDINARY LOSS (Note 11)                                                -           (2,203)               -
                                                               --------------   --------------   --------------

NET INCOME (LOSS)                                              $      (81,268)  $       (3,515)  $       25,139
                                                               ==============   ==============   ==============

EARNINGS (LOSS) PER SHARE
   Basic and diluted
      Earnings (Loss) before extraordinary loss                     $   (0.82)       $   (0.02)       $    0.25
      Extraordinary loss                                                    -            (0.02)               -
                                                                    ---------        ---------        ---------
                                                                    $   (0.82)       $   (0.04)       $    0.25
                                                                    =========        =========        =========

                                                                                                    (Continued)


                                                                    2002             2003            2004
INFORMATION ON NUMBERS OF SHARES
   Basic                                                           98,600,205       99,110,225     100,037,524
                                                                   ==========       ==========     ===========

   Diluted                                                         98,600,205       99,110,225     100,111,113
                                                                   ==========       ==========     ===========

                                                                                                   (Concluded)


The accompanying notes are an integral part of the financial statements.

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
 (In Thousands of U.S. Dollars, Except Share Data)

------------------------------------------------------------------------------------------------------------------------------------


                                                                                     Unrealized
                                                                                     Loss on
                                                                                     Long-term                             Total
                                          Capital Stock                              Investment Unrecognized  Cumulative   Share-
                                     ------------------------   Capital    Retained  in Shares  Pension       Translation  holders'
                                      Shares          Amount    Surplus    Earnings  of Stock   Cost          Adjustments  Equity

BALANCE, JANUARY 1, 2002              96,647,199 $    24,162  $ 428,205  $ 220,767  $  (442)    $    -       $ (75,169)   $ 597,523

Issuance of new shares under stock
  option plans                         2,420,591         605     20,173          -        -          -               -       20,778
Adjustment of equity in subsidiary
  due to reversal of prior years'
  gain on disposal of property,
  plant, and equipment                         -           -       (315)       315        -          -               -            -
Consolidated net loss in 2002                  -           -          -    (81,268)       -          -               -      (81,268)
Unrealized loss on long-term
  investment  in shares of stock               -           -          -          -     (169)         -               -         (169)
Translation adjustments                        -           -          -          -        -          -           2,075        2,075
                                     ----------- -----------  ---------  ---------  -------     ------       ---------    ---------

BALANCE, DECEMBER 31, 2002            99,067,790      24,767    448,063    139,814     (611)         -         (73,094)     538,939

Issuance of new shares under stock
  option plans                           478,426         120      4,170          -        -          -               -        4,290
Adjustment from changes in
  ownership percentage
  of investee                                  -           -     (1,598)         -        -          -               -       (1,598)
Consolidated net loss in 2003                  -           -          -     (3,515)       -          -               -       (3,515)
Reversal of unrealized loss on
  long-term investment
  in shares of stock                           -           -          -          -      211          -               -          211
Unrecognized pension cost                      -           -          -          -        -       (578)              -         (578)
Translation adjustments                        -           -          -          -        -          -           8,238        8,238
                                      ----------- -----------  ---------  ---------  -------    ------       ---------    ---------

BALANCE, DECEMBER 31, 2003            99,546,216      24,887    450,635    136,299     (400)      (578)        (64,856)     545,987

Issuance of new shares under stock
  option plans                           512,815         128      4,424          -        -          -               -        4,552
Consolidated net income in 2004                -           -          -     25,139        -          -               -       25,139
Reversal of unrealized loss on
  long-term investment
  in shares of stock                           -           -          -          -      340          -               -          340
Reversal of unrecognized
  pension cost                                 -           -          -          -        -        578               -          578
Translation adjustments                        -           -          -          -        -          -          22,995       22,995
                                      ---------- -----------  ---------  ---------  -------     ------       ---------    ---------

BALANCE, DECEMBER 31, 2004           100,059,031 $    25,015  $ 455,059  $ 161,438  $   (60)    $    -       $ (41,861)   $ 599,591
                                     =========== ===========  =========  =========  =======     ======       =========    =========



The accompanying notes are an integral part of the financial statements.

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
 (In Thousands of U.S. Dollars)

----------------------------------------------------------------------------------------------------------------------------


                                                                             2002           2003           2004
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                                     $    (81,268)  $     (3,515)  $     25,139
   Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Depreciation and amortization                                            154,251        142,377        164,908
     Impairment loss on assets                                                 35,321              -         26,500
     Accrued interest on convertible notes                                     12,161          8,414              -
     Provision for doubtful accounts and sales discounts                          285          1,180          2,491
     Investment loss (income) under equity method                               1,496         (4,259)        (9,844)
     Loss on early redemption of convertible notes                                  -          2,203              -
     Deferred income taxes                                                     (7,804)        (1,207)       (20,597)
     Other                                                                        (24)           462            729
                                                                         ------------   ------------   ------------
                                                                              114,418        145,655        189,326
      Changes in operating assets and liabilities
         Notes and accounts receivable                                        (10,838)       (34,458)        (9,123)
         Receivables from related parties                                      (1,505)         (863)          1,565
         Inventories                                                              380         (8,115)       (23,161)
         Prepayments and other                                                  2,717            120         (6,827)
         Notes and accounts payable                                             3,638          4,744         (4,123)
         Payable to related parties                                            (3,010)         5,521          3,841
         Income tax payable                                                      (440)         1,072           (971)
         Accrued pension cost                                                     857          2,161          1,868
         Accrued expenses and other                                            (2,317)        18,828          1,317
                                                                         ------------   ------------   ------------

         Net cash provided by operating activities                            103,900        134,665        153,712
                                                                         ------------   ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Decrease (increase) in short-term investments                               29,003         (3,500)       (14,000)
   Acquisition of property, plant and equipment                              (108,717)      (142,674)      (228,610)
   Acquisition of long-term investments in shares of stock                          -         (5,963)       (19,613)
   Purchase of ISE Labs shares                                                (50,161)             -              -
   Increase in pledged time deposits                                             (963)        (2,051)          (288)
   Proceeds from sales of property, plant and equipment                         5,625          5,646         28,671
   Increase in other assets                                                    (6,334)        (8,043)       (19,781)
                                                                         ------------   ------------   ------------

         Net cash used in investing activities                               (131,547)      (156,585)      (253,621)
                                                                         ------------   ------------   ------------

                                                                                                        (Continued)

                                                                             2002           2003           2004
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of ordinary shares                             $     21,037   $      3,354   $      5,488
   Increase (decrease) in short-term borrowings                                14,651         (7,501)        18,693
   Increase (decrease) in commercial paper                                     19,403           (864)         9,935
   Proceeds from long-term debts                                               41,865        226,617        121,511
   Early redemption of convertible notes                                            -       (209,005)             -
   Repayments of long-term debts                                              (58,245)       (36,642)       (86,252)
                                                                         ------------   ------------   ------------

         Net cash provided by (used in) financing activities                   38,711        (24,041)        69,375
                                                                         ------------   ------------   ------------

TRANSLATION ADJUSTMENTS                                                         1,699         (1,918)          (926)
                                                                         ------------   ------------   ------------

NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                                  12,763        (47,879)       (31,460)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                  106,065        118,828         70,949
                                                                         ------------   ------------   ------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                   $    118,828   $     70,949   $     39,489
                                                                         ============   ============   ============

SUPPLEMENTAL INFORMATION
   Interest paid (excluding capitalized interest)                        $      4,361   $      4,595   $      6,795
                                                                         ============   ============   ============
   Income tax paid                                                       $        217   $          -   $        243
                                                                         ============   ============   ============
   Cash paid for acquisition of property, plant and equipment
      Acquisition of property, plant and equipment                       $    126,009   $    171,271   $    210,656
      Decrease (increase) in payable                                           (2,178)        (2,955)        25,338
      Increase in capital lease obligation                                    (15,114)       (25,642)        (7,384)
                                                                         ------------   ------------   ------------
                                                                         $    108,717   $    142,674   $    228,610
                                                                         ============   ============   ============
   Cash received from sales of property, plant and equipment
      Sales price                                                        $      5,625   $      6,680   $     31,530
      Increase in receivable                                                        -         (1,034)        (2,859)
                                                                         ------------   ------------   ------------
                                                                         $      5,625   $      5,646   $     28,671
                                                                         ============   ============   ============
   Cash received from issuance of ordinary shares (net of issuance
     expense)                                                            $     20,778   $      4,290   $      4,552
   Decrease (increase) in receivables for issuance of ordinary shares             259           (936)           936
                                                                         ------------   ------------   ------------
                                                                         $     21,037   $      3,354   $      5,488
                                                                         ============   ============   ============

                                                                                                        (Concluded)


The accompanying notes are an integral part of the financial statements.

ASE TEST LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2004
 (In Thousands of U.S. Dollars, Except Share Data and
  Unless Context Indicates Otherwise)
--------------------------------------------------------------------------------


 1.  ORGANIZATION AND OPERATION

     Overview

     ASE Test Limited ("ASE Test" or the "Company") is a Singapore holding company which, through an exchange of its shares with its parent company, Advanced Semiconductor Engineering, Inc. ("ASE Inc."), and other individuals acquired substantially all of the shares of ASE Test, Inc. in May 1996. The exchange was accounted for as a reorganization of companies under common control. Since June 1996, the Company's shares have been traded on the NASDAQ National Market in the United States under the symbol "ASTSF".

     J & R Holding Limited, a shareholder of the Company, sold 6,000,000 shares and 5,000,000 shares in December 1997 and February 1999, respectively, in the form of Taiwan Depositary Receipts ("TDRs"). The TDRs are traded on the Taiwan Stock Exchange under the Symbol "9101" and each TDR represents
     0.0125 share of the Company's stock.

     Set forth is a brief overview of the Company's organization structure and its equity stakes in the consolidated subsidiaries.

     The Company has four direct subsidiaries:

     a. ASE Test, Inc. (incorporated in the Republic of China ("ROC") in December 1987), which is engaged in the testing of semiconductors.

     b.  ASE Holdings (Singapore) Pte Ltd (incorporated in Singapore in December
         1994), which holds shares in ASE Group companies;

     c. ASE Test Holdings Limited ("ASE Test Holdings") (incorporated in Cayman Islands in April 1999), which holds shares in ASE Group companies; and

     d. ASE Test Finance Limited ("ASE Test Finance") (incorporated in Mauritius in June 1999), which is engaged in financing activities.

     ASE Test, Inc. had a wholly-owned subsidiary, ASE Test (USA), Inc. (incorporated in the U.S. in October 1995), which was dissolved in 2003.

     ASE Holdings (Singapore) Pte Ltd has a wholly-owned subsidiary, ASE Electronics (M) Sdn. Bhd. ("ASE Test Malaysia") (incorporated in Malaysia in February 1991), which is engaged in the packaging and testing of semiconductors.

     ASE Test Holdings has a wholly-owned subsidiary, ISE Labs, Inc. ("ISE Labs") (incorporated in California, U.S.A. in November 1983), ISE Labs and its wholly-owned subsidiaries, ISE Labs Hong Kong Limited, ASE Singapore Pte Ltd, ISE Technology, Inc. and Digital Testing Services Inc., are engaged in the front-end engineering testing and final testing of semiconductors.

     As of December 31, 2003 and 2004, the Company and its subsidiaries had employees of about 7,000 and 9,200, respectively.

 2.  SIGNIFICANT ACCOUNTING POLICIES

     The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the ROC ("ROC GAAP"). Significant accounting policies are summarized as follows:

     Basis of Presentation

     The Company prepares its consolidated financial statements using ROC GAAP with reconciliation to generally accepted accounting principles in the United States ("U.S. GAAP") (see Note 24) to be consistent with the basis of presentation of the consolidated financial statements of ASE Inc. The accompanying consolidated balance sheets are presented for the two years ended as of December 31, 2003 and 2004 and the accompanying consolidated statements of income, changes in shareholders' equity and cash flows are presented for the three years ended December 31, 2002, 2003 and 2004.

     Basis of Consolidation

     The consolidated financial statements include the accounts of the Company and all of the aforementioned subsidiaries.

     All intercompany accounts and transactions have been eliminated. The differences between the costs of investments and the proportionate equity in each subsidiary when each respective subsidiary's shares were acquired are recorded as consolidated credits or debits and are amortized using the straight-line method over 10 years.

     Use of Estimates

     The preparation of consolidated financial statements in conformity with ROC GAAP requires management to make estimates and judgments that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for sale discounts and doubtful accounts, inventories, useful lives of property and equipment, consolidated debits, income tax valuation allowances, pension plans and the fair value of financial instruments. The Company bases its estimates on historical experience and other assumptions which it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

     Current and Noncurrent Assets and Liabilities

     Current assets include cash and cash equivalents and other assets that are reasonably expected to be realized in cash or to be consumed within one year from the balance sheet date. Liabilities to be settled within one year are classified as current. All other assets and liabilities are classified as noncurrent.

     Cash and Cash Equivalents

     The Company considers all highly liquid investments within an original maturity from date of purchase of three months or less to be cash equivalents.

     Short-term Investments

     Short-term investments are carried at cost less allowance for decline in market value, if any.

     Allowance for Doubtful Accounts

     Allowance for doubtful accounts is provided based on an analysis of the aging of accounts and an evaluation of the collectibility of receivables.

     Inventories

     Inventories are stated at the lower of cost or market, generally using the weighted average cost method. Unbilled processing charges incurred are included in finished goods and work in process and are stated at actual cost. Market value represents net realizable value for finished goods and work in process, and replacement costs for raw materials, supplies and spare parts. Materials received from customers for processing, mainly semiconductor wafers, are excluded from inventories as title and risk of loss remains with the customers.

     Long-term Investments in Shares of Stock

     Long-term investments of which the Company owns at least 20% of the outstanding voting shares or where the Company exercises significant influence over the investee company's operation are accounted for by the equity method. Under the equity method, the investments are initially carried at cost and subsequently adjusted for the Company's proportionate shares in the net earnings or losses of the investee companies. Such proportionate shares in net earnings or losses are recognized as investment income or losses while any cash dividends declared are reflected as a reduction in the carrying value of the investments. The consolidated debits representing the excess of the investment cost over the Company's proportionate equity in the fair value of the net assets of the investees at the time of investment or at the time the equity method of accounting is first applied to a particular investment, are amortized on the straight-line method over 10 years. Changes in the Company's ownership percentage of investees under the equity method are accounted for as adjustments to long-term investments and capital surplus.

     Other long-term investments in shares of stock are carried at cost or lower of cost or market value. Allowances for decline in market value and unrealized loss on long-term investments in shares of stock (a deduction account in shareholders' equity) are made when the market value of an investment is lower than its carrying value. If a decline in value of the stock investment is determined to be other than temporary, such decline in value is charged against current income. Stock dividends are accounted for only as increases in number of shares held. Cash dividends are recognized as income on the declaration date.

     Property, Plant and Equipment

     Property, plant and equipment, except for leased machinery and equipment, are stated at cost. Machinery and equipment held under capital leases are recorded as an asset and an obligation at an amount equal to the lower of:
     (i) the present value at the beginning of the lease term of the minimum lease payments during the lease term (including the payment called for under any bargain purchase option); or (ii) fair value of the leased machinery and equipment at the inception of the lease. Machinery in transit, construction in progress and prepayments under construction are stated at cost. These include the cost of machinery, construction, down payments and other direct costs plus interest charges attributable to the borrowings used to finance the acquisitions of these assets. Major renewals and improvements are capitalized while maintenance and repairs are expensed.

     Depreciation is computed using the straight-line method over estimated service lives which range as follows: long-term land leasehold rights, 53 to 60 years (lease period); buildings and improvements, 5 to 40 years; machinery and equipment, 3 to 6 years; furniture and fixtures, 5 to 8 years; and leased assets, 5 years. Leasehold improvements and improvements on building and business flats are amortized on a straight-line basis over the shorter of the useful life of the improvements or the lease term of the building. In the event that an asset depreciated to its residual value is deemed to have a continual useful life, its residual value is depreciated over its reestimated service life.

     When plant and equipment are retired or disposed of, their costs and accumulated depreciation are removed from the accounts and any gain or loss is credited or charged to income. Prior to January 1, 2001, the gain, after deducting applicable income tax, was reclassified to capital surplus at the end of the year.

     Deferred Charge

     Deferred charges are amortized as follows: tools, 2 years; utility, telecommunications and computer network systems, 2 -5 years; and others, 2 to 5 years.

     Consolidated Debits

     The consolidated debits as shown in the balance sheets represent goodwill arising from acquisitions or investments in the consolidated subsidiaries and are amortized using the straight-line method over 10 years.

     Pension Cost

     Pension cost is recorded based on actuarial calculations. Provisions for pension costs are accrued based on actuarially determined amounts which include service costs, interest, amortization of unrecognized net obligation and expected return on pension assets.

     An additional accrued pension cost must be recognized if the accumulated benefit obligation exceeds the fair value of plan assets. The debit is either to an other asset-deferred pension cost or to a contra account to stockholders' equity entitled unrecognized pension cost. If the debit is less than unamortized balances of transition obligation, it is reported as an intangible asset. If the debit is greater than unamortized balances of transition obligation, the excess debit is reported as contra account to shareholders' equity.

     Employee Stock Options

     All stock-based compensation, for awards granted or modified after January 1, 2004 should be accounted for in conformity with the related Interpretations of Accounting Research and Development Foundation in the ROC. The compensation cost is measured based on the intrinsic value method and accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The intrinsic value of the shares is recognized as expense over the requisite service or vesting period.

     Revenue Recognition

     Revenues from semiconductor packaging services that the Company provides are recognized upon shipment. Revenues from semiconductor testing services that the Company provides are recognized upon completion of the services or shipment. The Company does not take ownership of: (i) bare semiconductor wafers received from customers that the Company packages into finished semiconductors, and (ii) packaged semiconductors received from customers that the Company tests as to whether they meet certain performance specifications. The title and risk of loss remain with the customer for those bare semiconductors and/or packaged semiconductors. Accordingly, the cost of customer-supplied semiconductors materials is not included in the accompanying consolidated financial statements. Other criteria that the Company uses to determine when to recognize revenue are: (i) existence of persuasive evidence of the services provided, (ii) the selling price is fixed or determinable and (iii) collectibility is reasonably assured. The Company does not provide warranties to its customers except only in cases of defects in the packaging services provided and deficiencies in testing services provided. An appropriate sales allowance, based on historical experience, is recognized in the period as the sale is recognized.

     Shipping and Handling Costs

     Shipping and handling costs for goods sold are recorded as selling expense.

     Research and Development Costs

     Research and development costs are charged to expenses as incurred.

     Recognition of Impairment Loss

     An impairment loss is recognized as a nonoperating loss in the income statements whenever the carrying amount of an asset exceeds its recoverable amount. Recoverable amount is measured as the higher of net selling price and value in use. Upon recording of the impairment loss, the adjusted carrying amount of the assets becomes its new cost basis, which is depreciated or amortized over the remaining useful life of the assets.

     Impairment losses were recorded as operating expenses before ROC SFAS No.35 was issued.

     Income Taxes

     Tax effects of deductible temporary differences, unused tax credits and operating loss carryforward are recognized as deferred income tax assets, while those taxable temporary differences are recognized as deferred income tax liabilities. A valuation allowance is provided for deferred income tax assets based on the estimated realizability.

     Tax credits of ASE Test, Inc. from investments in machinery and equipment, research and development and employees' training costs are recognized in the year in which they are acquired and expended. Capital allowances of ASE Test Malaysia from investment in industrial buildings, machinery and equipment are recognized in the year in which such property is acquired.

     Adjustments of prior years' income taxes are added to or deducted from the current year's tax provision.

     Income taxes on undistributed earnings (10%), as determined by tax authority, generated in 1998 and onwards for ASE Test, Inc. are recorded as an expense in the following year when the shareholders have resolved that the earnings shall be retained.

     Foreign Currency Transactions and Translation of Foreign-currency Financial Statements

     The functional and reporting currency of the Company is U.S. dollar, while the functional currencies of its major subsidiaries, ASE Test, Inc., ASE Test Malaysia and ISE Labs, Inc. are their local currencies, namely, New Taiwan dollar, Malaysia Ringgit and U.S. dollar, respectively. Foreign currency transactions, other than foreign currency forward exchange contracts, are recorded in the local currencies at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when foreign-currency assets and liabilities are settled are credited or charged to income in the year of settlement. Year-end balances of foreign-currency assets and liabilities are restated based on prevailing exchange rates and the resulting differences are credited or charged to income.

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

     When the Company has a legally enforceable right to set off the recognized amount and intends either to settle on a net basis or to realize the asset and the liability simultaneously, the difference between receivables and payables balance shall be netted and accounted for as either an current asset or current liability; otherwise, the receivables and payables should be accounted for as a current asset and current liability, respectively.

     Reclassifications

     Certain accounts for 2003 have been reclassified to conform to 2004 classifications.


3.   ACCOUNTING CHANGE

     Effective December 31, 2004, the Company adopted ROC SFAS No. 35, "Impairment of Assets". In accordance with the new standard, goodwill, long-lived assets and other indefinite lived intangible assets shall be tested for impairment. An impairment charge calculated in accordance with this new accounting standard resulted in a decrease in both the consolidated debits and net income by $ 26,500 thousand. The remaining goodwill will continue to be amortized over the estimated useful life.

     The 2002 impairment charge related to long-lived assets of $35,321 thousand has been reclassified from operating expense to nonoperating expense in order to conform to the current year presentation.


4.   NOTES AND ACCOUNTS RECEIVABLE, NET

                                                     2003           2004

     Notes receivable                            $        261   $         68
     Accounts receivable                               85,574         94,547
     Allowance for sales discounts and
     doubtful accounts (Note 2)                        (3,266)        (5,413)
                                                 ------------   ------------

                                                 $     82,569   $     89,202
                                                 ============   ============

     The changes in allowance for sales discounts and doubtful accounts are as follows:

     Balance, beginning of 2002                                 $      4,216
     Additions                                                           285
     Deductions                                                       (1,530)
                                                                ------------
     Balance, end of 2002                                              2,971
     Additions                                                         1,180
     Deductions                                                         (885)
                                                                ------------
     Balance, end of 2003                                              3,266
     Additions                                                         2,491
     Deductions                                                         (344)
                                                                ------------

     Balance, end of 2004                                       $      5,413
                                                                ============

 5.  INVENTORIES

                                                     2003           2004

     Raw materials                               $     10,225   $     20,663
     Work in process                                    3,020         12,719
     Finished goods                                     1,650          3,445
     Supplies and spare parts                           7,155          8,148
                                                 ------------   ------------
                                                       22,050         44,975
     Allowance for obsolescence                          (876)          (640)
                                                 ------------   ------------
                                                 $     21,174   $     44,335
                                                 ============   ============

     The changes in allowance for obsolescence are as follows:

     Balance, beginning of 2002                                 $      1,090
     Deductions                                                         (308)
                                                                ------------
     Balance, end of 2002                                                782
     Additions                                                           206
     Deductions                                                         (112)
                                                                ------------
     Balance, end of 2003                                                876
     Additions                                                           914
     Deductions                                                       (1,150)
                                                                ------------

     Balance, end of 2004                                       $        640
                                                                ============


 6.  LONG-TERM INVESTMENTS

                                             2003                     2004
                                      ------------------------------------------------
                                                      % of                     % of
                                        Carrying     Owner-      Carrying     Owner-
                                         Value        ship        Value        ship

     Equity method
        ASE Investment (Labuan) Inc.  $     28,155       30.0  $     51,337       30.0
        ASE Material Inc.                    2,177        4.0             -        -
        ASE (Chung Li) Inc.                 72,063       27.6             -        -
                                      ------------             ------------
                                           102,395                   51,337
                                      ------------             ------------
     Cost method
        ASE Inc.                               970        -          81,422        4.0
        UC Fund II                           1,000        -           1,000
                                      ------------             ------------
                                             1,970                   82,422
     Allowance for losses (Note 2)            (344)                     (60)
                                      ------------             ------------
                                             1,626                   82,362
                                      ------------             ------------

                                      $    104,021             $    133,699
                                      ============             ============

     The investments in ASE (Chung Li) Inc. (incorporated in the ROC in April
     1999) and ASE Investment (Labuan) Inc. (incorporated in Malaysia in June
     1999) were made in connection with the acquisitions of the operations of the Motorola's Semiconductor Products Sector Businesses in Chung Li, Taiwan and Paju, Korea, respectively.

     The Company, together with ASE Inc., exercises significant influence over ASE Material Inc.'s operation. Accordingly, such investment is accounted for by the equity method.

     On August 1, 2004, ASE (Chung Li) Inc. and ASE Material Inc. were merged into ASE Inc. with the stock exchange ratio of 1:0.85 and 1:0.5, respectively. Upon the completion of the merger, all of the assets and liabilities of ASE (Chung Li) Inc. and ASE Material Inc. were taken over by ASE Inc. The Company received 154,175 thousand shares through such merger. As a Singapore-incorporated company, pursuant to applicable Singapore regulations, the Company may not acquire, directly or indirectly, shares or units of shares in its parent company, ASE Inc. In order to comply with this regulation, a trust has been established to hold and dispose of the ASE Inc. shares obtained in connection with this merger. The Company does not have any rights with respect to the common shares held in trust, other than the right to receive the proceeds from the sale of such common shares and any cash dividends declared while the shares remain in trust.

     Investment income (loss) under the equity method based on audited financial statements was as follows:

                                           2002           2003           2004

     ASE Investment (Labuan) Inc.       $  (3,713)     $   2,725      $   3,569
     ASE Material Inc.                       (993)           204          1,068
     ASE (Chung Li) Inc.                    3,210          1,330          5,207
                                        ---------      ---------      ---------

                                        $  (1,496)     $   4,259      $   9,844
                                        =========      =========      =========


 7.  PROPERTY, PLANT AND EQUIPMENT, NET

                                                     2003             2004

     Cost
        Land                                    $        2,306   $        3,892
        Long-term land leasehold rights                  1,789            1,789
        Buildings and improvements                      93,177          117,648
        Machinery and equipment                        892,304        1,044,898
        Furniture and fixtures                          16,430           18,832
        Leased assets - machinery and equipment         23,904           29,350
        Machinery in transit and prepayments            71,492           77,399
        Construction in progress                            20            7,500
                                                --------------   --------------
                                                     1,101,422        1,301,308

     Accumulated depreciation
        Long-term land leasehold rights                    283              315
        Buildings and improvements                      30,087           40,466
        Machinery and equipment                        480,639          602,696
        Furniture and fixtures                           9,854           11,892
        Leased assets - machinery and equipment          8,473            9,669
                                                --------------   --------------
                                                       529,336          665,038
                                                --------------   --------------

                                                $      572,086   $      636,270
                                                ==============   ==============

     Capitalized interest consists of the following:

                                                              2002           2003           2004

     Total interest expense (including capitalization)  $     17,591   $     14,997   $    9,795
     Capitalized interest cost                                   904          1,451        2,844
     Interest rate for capitalization                             3%             3%    2.46-3.93%

     As discussed in Notes 3 and 16, the impairment of long-lived assets recognized in 2002 was $35,321 thousand.

 8.  CONSOLIDATED DEBITS

     Consolidated debits represent goodwill arising from the purchase of shares of ISE Labs. Amortization of the goodwill is reflected in general and administrative expenses in the consolidated statements of income and was $10,105 thousand for each year ended December 31, 2002, 2003 and 2004.

     As discussed in Notes 3 and 16, the impairment of consolidated debits recognized in 2004 was $26,500 thousand.

 9.  SHORT-TERM BORROWINGS

     These represent the revolving bank loans and letters of credit for purchase of material and machinery that bear interest rates from 1.45% to 2.14% and from 1.50% to 3.41% as of December 31, 2003 and 2004, respectively.

     As of December 31, 2004, unused credit lines for short-term borrowings, including commercial paper and bank acceptances, totaled approximately $143,000 thousand.


 10. COMMERCIAL PAPER

                                                                              Interest
             Guarantee/Acceptance Agency                     Period            rate (%)           Amount

        2003

        Fubon Bills Finance Co.                      2003.12.19-2004.01.15       1.180        $      882
        China Bills Finance Corporation              2003.12.19-2004.01.15       1.135             2,944
        China Trust Bills Finance Coporation         2003.11.25-2004.01.08       1.050             2,944
        Dah Chung Bills Finance Corp.                2003.12.19-2004.01.15       1.135             2,944
        Union Bills Finance Corporation              2003.12.19-2004.01.15       1.200             2,944
        International Bills Finance Corporation      2003.12.23-2004.01.15       1.090             2,944
        Taiwan Finance Corporation                   2003.11.25-2004.01.08       1.080             2,944
                                                                                               ---------
                                                                                                  18,546
        Less-Unamortized discounts                                                                     7
                                                                                               ---------
                                                                                               $  18,539

        2004

        Fubon Bills Finance Co.                      2004.11.05-2005.01.06       1.500         $   1,566
        China Bills Finance Corporation              2004.11.10-2005.03.10       1.370             3,133
        Dah Chung Bills Finance Corp.                2004.12.17-2005.02.15       1.480             3,133
        E. SUN Bills Finance Corp.                   2004.11.17-2005.02.16       1.498             3,133
        International Bills Finance Corporation      2004.11.10-2005.03.10       1.350             3,133
        Taiwan Finance Corporation                   2004.11.10-2005.01.27       1.370             3,133
        Taching Bill Finance Ltd                     2004.10.19-2005.01.13       1.520             5,640
        China Trust Bills Finance Corporation        2004.09.15-2005.01.13       1.238             5,640
                                                                                               ---------
                                                                                                  28,511
        Less-Unamortized discounts                                                                    37
                                                                                               ---------
                                                                                               $  28,474
                                                                                               =========

11.  LONG-TERM DEBT

                                                                                                   2003           2004

     Bank loans                                                                                $    203,972   $    309,726
     Capital lease obligations (Note 20)                                                              7,806          9,034
     Debt from affiliates                                                                            60,000              -
                                                                                               ------------   ------------
                                                                                                    271,778        318,760
     Less:  Current portion                                                                         (23,750)       (45,740)
                                                                                               ------------   ------------

                                                                                               $    248,028   $    273,020
                                                                                               ============   ============

     a.  Bank loans

                                                                                                   2003           2004

         ASE Test Limited
         ----------------
            Repayable on June 2006, interest at 3.299% as of December 31, 2004                 $          -   $     30,000
                                                                                               ------------   ------------

         ASE Test, Inc.
         --------------
            Repayable in quarterly installments through March 2006, interest at
              3.15% and 3.30% as of December 31, 2003 and 2004, respectively                          5,888          3,916
            Repayable in quar terly installments through December 2006, interest at
              4.025% and 4.125% as of December 31, 2003 and 2004, respectively                       11,775          8,355
            Repayable in quarterly installments through January 2007, interest at
              3.775% and 3.850% as of December 31, 2003 and 2004, respectively                       11,775          8,676
            Repayable in quarterly installments through July 2006, interest at 4.44%
              and 4.54% as of December 31, 2003 and 2004, respectively                                8,905          6,031
            Repaid in March 2004, interest at 2.525% to 2.750%                                          736              -
            Repaid in December 2004, interest at 2.525%                                               2,208              -
            Repayable in semi-annually installments through May 2008, interest at
              3.096% as of December 31, 2004                                                              -          9,399
            Repayable in quarterly installments through October 2007, interest at 3%
              as of December 31, 2004                                                                     -          4,700
            Repayment upon maturity through May 2006, interest at 3.025%
              as of December 31, 2004                                                                     -          6,266
            Repayment upon maturity through June 2006, interest at 2.95% in 2004                          -          9,399
            Repayment upon maturity through December 2007, interest at 2.9%
              in 2004                                                                                     -          3,133
            Repayment upon maturity through August 2007, interest at 1.655%
              in 2004                                                                                     -         15,666
                                                                                               ------------   ------------
                                                                                                     41,287         75,541
         ISE Labs
         --------                                                                              ------------   ------------
            Mortgage bank loan, interest at 7.92% in 2003 and 2004, due through
              May 2009                                                                                2,685          1,685
                                                                                               ------------   ------------

         ASE Test Malaysia
         -----------------
            Repayable in 8 quarterly installments through March 2006, interest at
              1.89% to 2.07% in 2003 and 2.87% to 3.31% in 2004                                      10,000          7,500
            Repayable in 8 quarterly installments through June 2007, interest at
              2.87% to 3.31%                                                                              -         15,000
                                                                                                 ----------     ----------
                                                                                                     10,000         22,500
                                                                                                 ----------     ----------

                                                                                                               (Continued)

                                                                                                   2003           2004
         ASE Test Finance
         ----------------
            Repayable in semi-annually installments through June 2008, interest
              at 2.27% in 2003 and 3.63% in 2004                                               $    150,000   $    150,000
            Repayable in June 2006, interest at 3.52% in 2004                                             -         30,000
                                                                                               ------------   ------------
                                                                                                    150,000        180,000
                                                                                               ------------   ------------
                                                                                               $    203,972   $    309,726
                                                                                               ============   ============

         The loan obtained in 2003 by ASE Test Finance, which is specified for use in the redemption of its convertible notes issued in 1999, is repayable in semi-annual installments starting June 2005 to June 2008 and bears interest of 2.27% in 2003 and 3.63% in 2004. The Company, ASE Inc. and ASE Test, Inc. provided guarantees for ASE Test Finance's payment obligations under the facility. Under the guaranty, the Company is required to maintain certain financial ratios and the tangible net worth of the Company shall not be less than $400 million at any time.

         The abovementioned bank loan contracts have variable interest rates and are subject to adjustments by banks or changes in the prime rate. In addition, several of the loan agreements have default provisions, whereby a default under one debt agreement may also trigger cross-defaults under other debt agreements.

         The bank loan agreements provide that the interest rates are adjusted based on market rates.

     b.  Debt from affiliate

         On August 22, 2003, ASE Test Finance obtained a loan of $60,000 thousand from its affiliate, J&R Holding Ltd., due February 2005 and was early redeemed in July 2004 with an interest rate of 2.27%. Interest expense for the years ended December 31, 2003 and 2004 was $483 thousand and $712 thousand, respectively.

     c.  Convertible notes

         On June 29, 1999, ASE Test Finance issued $160 million of 1% guaranteed convertible notes due on July 1, 2004. The proceeds from the issuance of the convertible notes were used to finance the acquisitions of ISE Labs and the Motorola's Semiconductor Products Sector Businesses in Taiwan and Korea. On August 19, 2003, ASE Test Finance redeemed and cancelled the total outstanding convertible notes with payments of $209,005 thousand, which resulted in an extraordinary loss of $2,203 thousand.

         Under ROC GAAP, the loss of $2,203 thousand, incurred as a result of the early redemption and cancellation of the convertible bonds, was recorded as an extraordinary loss. Under U.S. GAAP, the loss would not qualify as extraordinary and would have been included in other expenses.

     Long-term payables by currencies other than US$ as of December 31, 2003 and 2004 are as follows:

                                                2003                2004

     New Taiwan dollars                   NT$   1,403,803     NT$   2,417,278

     Such amounts have been translated into U.S. dollars based on the spot rates quoted by Bank of Taiwan of NT$33.97 to US$1 and NT$31.917 to US$1 as of December 31, 2003 and 2004, respectively.

     As of December 31, 2004, the maturities of long-term debts are as follows:

     Within the following year                               $     45,740
     During the second year                                       151,342
     During the third year                                         90,645
     During the fourth year                                        31,024
     During the fifth year and thereafter                               9
                                                             ------------

                                                             $    318,760
                                                             ============

12.  SHAREHOLDERS' EQUITY

     As of December 31, 2004, the Company has six stock option plans, the 1996 Executive Management Option Plan (the "1996 Plan"), and the 1997, 1998, 1999, 2000 and 2004 Option Plans. Stock options granted under these plans are exercisable for the ordinary shares of the Company and vest ratably over a period of five years. The options expire 5 or 10 years from the date of grant.

     Information regarding the stock options granted or modified after January 1, 2004 is presented below:

     ASE Test Limited

                                                  Weighted
                                                  Average      Weighted
                                                  Exercise      Average
                                   Number of       Price      Grant Date
                                     Shares     Per Share    Fair Values

         Option granted                 260,000  $     6.18     $   6.18
                                                                ========
         Option exercised                     -           -
         Option forfeited                     -           -
         Option expired                       -           -
                                 --------------

         Ending balance -
           December 31, 2004            260,000        6.18
                                 ==============

         Above options outstanding on December 31, 2004, the related weighted average exercise price and remaining contractual life information are as follows:

                                                           Outstanding                  Exercisable
                                                      ------------------------    ------------------------      Weighted
                                                                      Weighted                    Weighted      Average
                                                                       Average                     Average     Remaining
                                                         Shares         Price        Shares        Price     Life (Years)

         Options with exercise price of $6.18                260,000  $    6.18                -  $       -         9.51
                                                      ==============              ==============

         The Company has computed, for pro forma disclosure purposes, the fair value of options granted using the Black-Scholes option pricing model with the following assumptions:


         Risk-free interest rate                      3.5%-3.88%
         Expected life                                 5 years
         Expected volatility                            78.28%
         Expected dividend                                0%

     ASE Inc.
     --------

     ASE Inc., the parent company, has two option plans which were established in 2002 and 2004. Under the terms of the plans, stock option rights are granted to employees of ASE Inc. and its subsidiaries, including those of the Company. The option rights expire ten years from the date of grant. On the second anniversary of the grant date, 40% of the options become vested and the remaining options vest ratably over a period of three years thereafter.

     Information regarding the ASE Inc.'s stock option plan for the Company is as follows:

                                                                      Weighted
                                                                      Average      Weighted
                                                                      Exercise      Average
                                                       Number of       Price      Grant Date
                                                         Shares     Per Share    Fair Values

     Beginning outstanding balance - January 1, 2004     38,852,400  $     0.58
     Options granted                                     25,499,500        0.79     $   0.79
                                                                                    ========
     Options forfeited                                   (2,261,800)       0.58
     Options expired                                              -           -
     Options exercised                                     (146,800)       0.56
                                                      -------------

     Ending outstanding balance - December 31, 2004      61,943,300        0.67
                                                      =============

     The above options outstanding on December 31, 2004, their related weighted average exercise price and remaining contractual life information are as follows:

                                         Outstanding                  Exercisable            Weighted
                                    ------------------------    ------------------------
                                                    Weighted                    Weighted      Average
                                                     Average                     Average     Remaining
                                       Shares         Price        Shares        Price     Life (Years)
     Options with exercise price
     $0.56                              30,747,200  $    0.56       12,032,000  $   0.56           8.0
      0.73                               5,779,600       0.73                -          -          8.6
      0.79                              25,416,500       0.79                -          -          9.5
                                    --------------              --------------
                                        61,943,300                  12,032,000
                                    ==============              ==============

     The fair value of the common stock options issued was determined using a Black-Scholes option pricing model with the following assumptions:

     Risk-free interest rate                                            2.50%
     Expected life                                                     5 years
     Expected volatility                                                 59%
     Expected dividend                                                  3.00%

     For purposes of pro forma disclosure, the estimated fair values of the options are amortized to expense ratably over the option vesting periods. Had the Company recorded compensation costs based on the estimated grant date fair value, the Company's net income would have been reduced to the pro forma amounts below. (EPS in U.S. dollars)

         Net income based on ROC GAAP                         $     25,139
         Stock-based compensation expense
          (net of related tax effect)
            from the Company                                           (97)
            from ASE Inc.                                       (    2,407)
                                                              ------------

         Pro forma net income                                 $     22,635
                                                              ============

         Basic EPS                 As reported                   $    0.25
                                                                 =========
                                   Pro forma                     $    0.23
                                                                 =========

         Diluted EPS               As reported                   $    0.25
                                                                 =========
                                   Pro forma                     $    0.23
                                                                 =========


13.  PENSION PLAN

     ASE Test, Inc. has a defined benefit pension plan for its regular employees. Retirement benefits are based on the length of service and average salaries or wages of the last six months before retirement. ISE Labs, Inc. has a defined contribution savings plan ("401k plan") for eligible employees. This plan permits employees to make contributions up to the maximum limits allowable under Internal Revenue Code Section 401k. ASE Test Malaysia also has a defined contribution plan. ASE Test, Inc. makes monthly contributions, at 2% of salaries and wages, to plan assets which are in the name of, and are administered by, the employee pension plan committee and are deposited in the Central Trust of China (the "CTC"), a government agency. Information relating to the allocation of average investments is unavailable to ASE Test, Inc. The changes in the fair value of plan assets during the periods indicated are summarized as follows:

                                        2002           2003           2004

     Balance, beginning of year     $      1,542   $      1,892   $      2,386
     Contributions                           304            414            554
     Interest income                          39             30             32
     Exchange difference                       7             50            182
                                    ------------   ------------   ------------

     Balance, end of year           $      1,892   $      2,386   $      3,154
                                    ============   ============   ============

     The plan assets deposited in the CTC allocations on December 31, 2004, by category, are as follows:

     Type of Investment                                           Allocation (%)

     Cash                                                                   45
     Government Loan                                                        12
     Equity                                                                 27
     Notes                                                                  15
     Bond                                                                    1
                                                                        ------

     Pension costs for ASE Test, Inc. consist of:

                                                 2002        2003        2004

     Service costs                           $    1,024   $   1,709   $   1,906
     Interest                                       183         219         349
     Projected return on pension assets             (85)        (76)        (78)
     Amortization of prior period service
       cost, gain or loss on plan
       assets, etc.                                  41          88         172
                                           ------------  ----------   ---------

                                           $    1,163    $    1,940   $   2,349
                                           ============  ==========   =========

     Other pension information based on actuarial calculations of the plan during the periods indicated is as follows:

                                                                                    2002           2003           2004
     a.  Benefit obligations
         Vested benefit obligation                                              $         10   $        941   $         38
         Non-vested benefit obligation                                                 3,438          5,437          6,978
                                                                                ------------   ------------   ------------
         Accumulated benefit obligation                                                3,448          6,378          7,016
         Additional benefits based on future salaries                                  2,743          4,477          5,644
                                                                                ------------   ------------   ------------
         Projected benefit obligation                                                  6,191         10,855         12,660
         Fair value of assets                                                         (1,892)        (2,386)        (3,154)
                                                                                ------------   ------------   ------------
         Funded status                                                                 4,299          8,469          9,506
         Unrecognized net transition obligation                                         (170)          (164)          (163)
         Unrecognized actuarial loss                                                  (2,462)        (5,054)        (4,172)
         Additional accrued pension cost                                                   -            741              -
         Accrued expense                                                                   -              -            (52)
                                                                                ------------   ------------   ------------

         Accrued pension cost                                                   $      1,667   $      3,992   $      5,119
                                                                                ============   ============   ============

         The additional accrued pension cost of $741 thousand was treated as other assets and unrecognized pension costs amounted to $163 thousand and $578 thousand, respectively.

                                                                                    2002           2003           2004

     b.  Vested obligation                                                      $         11   $        990   $         42
                                                                                ============   ============   ============

     c.  Actuarial assumption

         Discount rate                                                                 3.50%          3.25%          3.25%
         Increase in future salary level                                               3.00%          3.00%          3.00%
         Expected rate of return on plan assets                                        3.50%          3.25%          3.25%


     d. ASE Test, Inc. expects to make contributions of $1,019 thousand to its pension fund in 2005.

     e. Expected benefit payments:

         Year of Payments

         2005                                                                                                 $          6
         2006                                                                                                           11
         2007                                                                                                           90
         2008                                                                                                           30
         2009                                                                                                          105
         2010 to 2054                                                                                              115,168


     Plan assets and obligations reflected herein were measured as of December 31, 2004.

     The Company has no other post-retirement or post-employment benefit plans.

     The Labor Pension Act of ROC will be effective beginning July 1, 2005 and this pension mechanism is considered a defined contribution plan. The employees who were subject to the Labor Standards Law of ROC prior to the enforcement of this Act may choose to be subject to the pension mechanism under this Act or remain subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005, and still work for the same business after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee's monthly salary or wage.


14.  EMPLOYEES BENEFITS, DEPRECIATION AND AMORTIZATION

                                            2002                           2003                           2004
                               -----------------------------  -----------------------------  -----------------------------
                               Cost of  Operating              Cost of  Operating             Cost of  Operating
                              Revenues   Expenses    Total   Revenues   Expenses    Total   Revenues   Expenses    Total

     Employees benefits
        Salary                 $ 39,402  $ 15,626   $ 55,028  $ 45,268  $ 16,326   $ 61,594  $ 63,555  $ 19,393   $ 82,948
        Insurance                 1,684       843      2,527     2,092       975      3,067     4,281     1,575      5,856
        Pension costs             2,163       765      2,928     2,839       971      3,810     4,019     1,397      5,416
        Other                     4,737     2,284      7,021     5,040     2,335      7,375     5,829     1,668      7,497
                               --------  --------   --------  --------  --------   --------  --------  --------   --------

                               $ 47,986  $ 19,518   $ 67,504  $ 55,239  $ 20,607   $ 75,846  $ 77,684  $ 24,033   $101,717
                               ========  ========   ========  ========  ========   ========  ========  ========   ========

     Depreciation              $135,347  $  5,115   $140,462  $124,461  $  2,983   $127,444  $141,839  $  2,441   $144,280
                               ========  ========   ========  ========  ========   ========  ========  ========   ========

     Amortization              $  2,446  $ 11,343   $ 13,789  $  3,924  $ 11,009   $ 14,933  $  9,339  $ 11,289   $ 20,628
                               ========  ========   ========  ========  ========   ========  ========  ========   ========


15.  INTEREST, NET

                                  2002           2003           2004

     Interest expense         $     16,687   $     13,546   $      6,951
     Interest income                (2,291)          (923)          (635)
                              ------------   ------------   ------------

                              $     14,396   $     12,623   $      6,316
                              ============   ============   ============


16.  IMPAIRMENT LOSS

     In the fourth quarter of 2002, the Company concluded that certain equipment was impaired. This determination was based on the Company's projected undiscounted future cash flows the Company directly associated with and expected to arise as a result of the use and eventual disposition of this equipment. The impairment resulted from the decline in usage of the equipment. The impairment loss recognized is the amount by which the carrying amount of the equipment exceeded its fair value, which was determined by the Company based on an analysis of discounted cash flows. For the year ended December 31, 2002, the impairment amounted to $35,321 thousand, which is included in the impairment of long-lived assets in the consolidated statements of income.

     The Company adopted ROC SFAS No. 35 "Impairment of Assets" on December 31, 2004 and recognized an impairment loss on consolidated debits of $26,500 thousand, which was determined based on the amount by which the carrying amount of the cash-generating unit exceeded its recoverable amount. In testing a cash-generating unit for impairment, the Company identified the consolidated debits related to ISE Labs. The recoverable amount was determined by the Company based on the "value-in-use" of ISE Labs, which was determined based on six-years of cash flows, discounted at a rate of 9.58%.

17.  INCOME TAX

     a. Income tax benefit attributable to continuing operations consists of the following:

                                                                                    2002           2003           2004

         Current income tax benefit                                             $     (3,005)  $     (5,541)    $   (2,835)
         Income taxes on undistributed earnings                                          566            756          2,244
         Net change in deferred income tax assets for the period                      (7,804)        (1,207)       (20,597)
                                                                                ------------   ------------   ------------

                                                                                $    (10,243)  $     (5,992)  $    (21,188)
                                                                                ============   ============   ============


     b. Reconciliation of income taxes attributable to continuing operations for the years ended December 31, 2002, 2003 and 2004 calculated at the statutory rate and the income tax benefit is as follows:

                                                                                    2002           2003           2004
         ASE Test Limited
         ----------------

         Income taxes expense - dividend income from ASE Inc.                   $          -   $          -   $        509
                                                                                -------------  -------------  ------------

         ASE Test, Inc.
         --------------

         Tax expense (benefit) based on pre-tax accounting income
           (loss) at statutory rate (25%)                                             (2,453)         7,505          8,708
         Add (deduct) tax effects of:
            Permanent differences
               Tax-exempt income - tax holiday                                        (1,070)        (4,581)        (6,146)
               Tax-exempt income - gain from sales of securities                        (122)            (3)            (2)
            Temporary differences
               Investment loss (income)                                                  256            (49)          (267)
               Depreciation                                                                -         (1,309)          (945)
               Impairment loss on fixed assets                                         3,825              -              -
               Other                                                                     382            374            902
                                                                                  -----------    ----------     ----------
                                                                                         818          1,937          2,250
         Income taxes on undistributed earnings                                          566            756          2,244
         Credits for investment in machinery and equipment, and
           research and development                                                   (1,342)        (2,720)        (4,494)
         Net change in deferred income tax for the period                             (3,990)        (4,644)       (22,240)
                                                                                ------------     ----------     ----------
         Income tax benefit                                                           (3,948)        (4,671)       (22,240)
                                                                                ------------   ------------   ------------

         ASE Test Malaysia
         -----------------

         Tax expense (benefit) based on pre-tax accounting income
           (loss) at statutory rate (28%)                                             (1,478)          (320)         1,786
         Add (deduct) tax effects of:
            Permanent differences                                                         42           (230)          (268)
            Temporary differences
               Depreciation and capital allowance                                     (1,217)          (294)    (    1,501)
               Unabsorbed capital allowance                                            2,280            373              -
               Other                                                                     434            590             91
            Deferred                                                                  (1,001)           579            497
                                                                                ------------   ------------   ------------
            Income tax expense (benefit)                                                (940)           698            605
                                                                                ------------   ------------   ------------

                                                                                                               (Continued)

                                                                                    2002           2003           2004
         ISE Labs
         --------

         Tax benefit based on pre-tax accounting loss at statutory rate
           (federal tax rate 35% and state tax rate 6%)                         $    (18,143)  $     (6,029)  $       (504)
         Add (deduct) tax effects of:
            Permanent differences                                                         12           (312)          (667)
            Utilization of loss carry forwards                                        (1,000)             -              -
            Loss carry forwards                                                       12,877          1,699              -
            Deferred                                                                       -          2,858          1,146
            Foreign tax rate adjustment and other                                        899           (235)           (37)
                                                                                ------------   ------------   ------------
            Income tax benefit                                                        (5,355)        (2,019)           (62)
                                                                                ------------   ------------   ------------

         Income tax benefit                                                     $    (10,243)  $     (5,992)  $    (21,188)
                                                                                ============   ============   ============

          A portion of ASE Test, Inc.'s income from the testing of semiconductors is exempt from income tax for five years ending December 2005. ASE Test Malaysia has been granted pioneer status by Ministry of International Trade and Industry in Malaysia for five years from July 1, 1999 to June 30, 2004. During year 2003, the Company had applied to the relevant authorities to surrender its pioneer status in line with the 2003 budget proposal, which allows a pioneer company that intends to undertake reinvestment before the expiry of its pioneer status the option to surrender its pioneer certificate to qualify for reinvestment allowance. On September 11, 2004, the Malaysian Industrial Development Authority had approved the Company's surrender of pioneer status with effect from September 21, 2002, the date of announcement of the 2003 budget proposal. The per share effect (basic earnings per share) of the tax holiday is $0.01 in 2002, $0.05 in 2003 and $0.06 in 2004.

          Undistributed earnings of the Company's subsidiaries amounted to $348,569 thousand as of December 31, 2004. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for income tax has been provided thereon.

     c.   Deferred income tax assets and liabilities are summarized as follows:


                                                                                                   2003           2004

         Current deferred income tax assets
            ASE Test, Inc. - unused tax credits                                                $      9,047   $      4,487
            ISE Labs - from foreign subsidiaries and liabilities and reserve                            909            541
            ASE Test Malaysia - depreciation and capital allowance                                       94             94
                                                                                               ------------   ------------
                                                                                                     10,050          5,122
            Less - valuation allowance                                                               (3,748)          (541)
                                                                                               ------------   ------------

                                                                                               $      6,302   $      4,581
                                                                                               ============   ============

         Non-current deferred income tax assets (liabilities)
            ASE Test, Inc. - unused tax credits                                                $     19,048   $     39,755
                                                                                               ------------   ------------
            ASE Test Malaysia
               Tax effect of unabsorbed capital allowance                                             5,372          4,945
               Other                                                                                    319            395
                                                                                               ------------   ------------
                                                                                                      5,691          5,340
                                                                                               ------------   ------------
                                                                                                               (Continued)

                                                                                                   2003           2004
            ISE Labs
               Net operating loss carry forward                                                $      5,241   $      7,329
               Other                                                                                  1,472          1,317
                                                                                               ------------   ------------
                                                                                                      6,713          8,646
                                                                                               ------------   ------------

                                                                                                     31,452         53,741
            Less - valuation allowance                                                               (7,639)        (8,646)
                                                                                               ------------   ------------
                                                                                                     23,813         45,095
            ASE Test Malaysia
               Timing difference between tax capital allowance and depreciation of
                 property, plant and equipment                                                       (3,626)        (3,772)
                                                                                               ------------  -------------

            ISE Labs
               Depreciation                                                                          (3,473)             -
               From foreign subsidiaries                                                                (52)             -
                                                                                               ------------   ------------
                                                                                                     (3,525)             -
                                                                                               ------------   ------------

                                                                                               $     16,662   $     41,323
                                                                                               ============   ============
         Non-current deferred income tax liabilities
            Goodwill amortization                                                              $     (1,021)  $     (1,016)
                                                                                               ============   ============


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

     d. As of December 31, 2004, unused tax credits of ASE Test, Inc. which can be utilized to offset its future income tax are set forth below:

         Year of Expiry

         2005                                                     $      2,404
         2006                                                            9,562
         2007                                                           18,435
         2008                                                           13,841
                                                                  ------------

                                                                  $     44,242

     In the ROC, the tax credits may be utilized to reduce up to 50% of income tax payable each year. In the expiring year, any remainder of unused tax credits can be used entirely.

     The U.S. Federal and California State net operating loss carry forward of ISE Labs as of December 31, 2004 approximated $16.3 million and $30.8 million with expiration period in 2024 and 2014, respectively.

     Income tax returns of ASE Test, Inc. have been examined by the ROC tax authorities through 2002.

18.  RELATED PARTY TRANSACTIONS

     a.  Related parties

                             Related Parties                                                   Relationship
         -----------------------------------------------------------------         --------------------------------------
          ASE Inc.                                                                 Parent company
          ASE Korea, Inc.                                                          Affiliate
          ASE Holding Electronics (Philippines) Inc. ("ASE Philippines")           Affiliate
          Hung Ching Development & Construction Co., ("HCDC")                      Affiliate
          ASE (Shanghai) Inc.                                                      Affiliate
          ASE Material Inc.                                                        Affiliate (merged into ASE Inc. in
                                                                                     August, 2004)
          ASE (Chung Li) Inc.                                                      Affiliate (merged into ASE Inc. in
                                                                                     August, 2004)
          ASE (US) Inc.                                                            Affiliate (starting August, 2004)

     b. Significant related party transactions:  (except Note 11b.)
                                                                                    2002           2003           2004
         1) Purchase of machinery and equipment:
             ASE (Chung Li) Inc.                                                $          -   $      4,659   $      1,235
             ASE Korea, Inc.                                                           1,527          1,673            146
             ASE Philippines                                                               -          1,619              -
             Other                                                                         -             36              4
                                                                                ------------   ------------   ------------

                                                                                $      1,527   $      7,987   $      1,385
                                                                                ============   ============   ============

         2)  Purchase of buildings - HCDC                                       $          -   $          -   $      2,995
                                                                                ============   ============   ============

         3) Purchase of raw materials:
             ASE Material Inc.                                                  $      5,670   $      8,793   $      3,353
             ASE Inc.                                                                    533          1,217          2,650
             ASE Korea, Inc.                                                           1,412              -              -
             Other                                                                       300              9              -
                                                                                ------------   ------------   ------------

                                                                                $      7,915   $     10,019   $      6,003
                                                                                ============   ============   ============

         4) Sale of property, plants, and equipment:
             ASE Inc.                                                           $          -   $          -   $      9,790
             ASE Korea, Inc.                                                           1,734            105          2,943
             ASE (Chung Li) Inc.                                                         432          5,953          1,046
             Other                                                                         -            345              -
                                                                                ------------   ------------   ------------

                                                                                $      2,166   $      6,403   $     13,779
                                                                                ============   ============   ============

         5) Service fee:

              The Company engages ASE (U.S.) Inc. as a sale agency and the service fees were paid based on monthly incurred service-related costs and expenses (limited amounts prescribed for costs and expenses). Such service fees were $3,253 thousand from August to December of 2004.

     c. Balances at year end


                                                       2003           2004

         Receivables:
             ASE Inc.                              $      5,220   $      9,132
             ASE (Chung Li) Inc.                          3,591              -
             ASE Korea, Inc.                              1,497          2,527
             Other                                          929            872
                                                   ------------   ------------

                                                   $     11,237   $     12,531
                                                   ============   ============

         Payables:
             ASE Inc.                              $      2,614   $      8,618
             ASE (Chung Li) Inc.                          3,864              -
             ASE Korea, Inc.                              1,780              -
             ASE Material Inc.                            1,496              -
             Other                                        1,725            666
                                                   ------------   ------------

                                                   $     11,479   $      9,284
                                                   ============   ============

      These transactions were conducted at prices and terms comparable to those applied in transactions with unrelated companies, except for the purchases and sales of machinery and equipment which were recorded at net book values and the purchase of a building from HCDC which was based on appraisal from an independent third party.

19.  ASSETS PLEDGED OR MORTGAGED

     The assets of ASE Test, Inc. and ISE Labs pledged or mortgaged as first priority collateral for bank loans and as guarantees for hiring of foreign labor and for leasing of office buildings are summarized as follows:

                                                           2003           2004

     Machinery and equipment, net                  $     56,263   $     35,630
     Land and buildings and improvements, net                 -          2,676
     Time deposits                                        3,288          3,576
     Other assets                                         2,853              -
                                                   ------------   ------------

                                                   $     62,404   $     41,882
                                                   ============   ============

20.  COMMITMENTS AS OF DECEMBER 31, 2004

     a.  Lease commitments

         1)   Operating leases

              ASE Test, Inc. leases the land on which its buildings are situated under various operating lease agreements with the government. Such leases expire on various dates through December 2012. The agreements grant ASE Test, Inc. the option to renew the leases and reserve the right for the lessor to adjust the lease charges upon an increase in the assessed value of the land and to terminate the leases under certain conditions. Moreover, ASE Test, Inc. and ASE Test Malaysia lease machinery and equipment under non-cancellable operating lease and ISE Labs also leases office buildings and equipment under non-cancellable operating lease agreement. The rental expenses for the years ended December 31, 2002, 2003 and 2004 were $9,936 thousand, $10,427 thousand and $40,841 thousand, respectively. The future minimum lease payments under above-mentioned operating leases are as follows:

              2005                                                $     49,376
              2006                                                      42,775
              2007                                                      17,796
              2008                                                       4,958
              2009 and thereafter                                        7,218
                                                                  ------------

              Total minimum lease payments                        $    122,123
                                                                  ============

2)    Capital leases

              In addition, ASE Test, Inc. and ISE Labs also lease machinery and equipment under non-cancellable capital lease agreements. As of December 31, 2004, the net book value of the machinery and equipment acquired under the capital obligations amounted to $19,681 thousand. The future minimum lease payments under capital leases as of December 31, 2004 are as follows:

              2005                                                $      5,436
              2006                                                       2,881
              2007                                                       1,463
              2008                                                          21
              2009                                                           9
                                                                  ------------
              Total minimum lease payments                               9,810
              Less:  Imputed interest                                     (776)
                                                                  ------------
              Present value of future lease obligations                  9,034
              Capital lease obligation, current                         (4,969)
                                                                  ------------
              Capital lease obligation, long-term                 $      4,065
                                                                  ============

     b. ASE Test, Inc. and ISE Labs have unused letters of credit of $6,607 thousand and $5,000 thousand, respectively.

     c. ASE Test, Inc. and ASE Test Malaysia have commitments to purchase property, plants and equipment of $47,687 thousand and $1,385 thousand, respectively.

     d. On August 27, 2004, ASE Test, Inc. and ASE Inc. entered a syndicated lease receivables purchase facility agreement with three eligible lessors and banks. Under this agreement, the banks agree to purchase from the eligible lessors receivables from ASE Test, Inc. and ASE Inc. in an amount up to 90,000 thousand within 12 months after the contract date. ASE Test, Inc. and ASE Inc. have to issue promissory notes in favor of the banks as evidence of obligations under the agreement.

21.  DERIVATIVE FINANCIAL INSTRUMENTS

     Information on derivative transactions is as follows:

     a. Foreign currency options contracts

         ASE Test, Inc. expects to receive U.S. dollars from testing services and to pay New Taiwan dollars for short-term borrowings and payable for fixed assets; therefore ASE Test, Inc. has occasionally entered into foreign currency option contracts to manage exposures to exchange rate fluctuations. As of December 31, 2004, the outstanding European contracts were as below:

                                   Amount
                 Contract        (in Millions)   Strike Price   Maturity Date

         Sell US$ Call/NT$ Put      $2           Note 1       January 12, 2005
         Sell US$ Call/NT$ Put       2           Note 2       January 12, 2005
         Buy US$ Put/NT$ Call        1           Note 3       January 12, 2005
         Buy US$ Put/NT$ Call        1           Note 4       January 12, 2005
         Sell US$ Call/NT$ Put       2           Note 1       February 14, 2005
         Sell US$ Call/NT$ Put       2           Note 2       February 3, 2005
         Buy US$ Put/NT$ Call        1           Note 3       February 14, 2005
         Buy US$ Put/NT$ Call        1           Note 4       February 3, 2005
         Sell US$ Call/NT$ Put       2           Note 1       March 10, 2005
         Sell US$ Call/NT$ Put       2           Note 2       March 10, 2005
         Buy US$ Put/NT$ Call        1           Note 3       March 10, 2005
         Buy US$ Put/NT$ Call        1           Note 4       March 10, 2005
         Sell US$ Call/NT$ Put       2           Note 1       April 12, 2005
         Sell US$ Call/NT$ Put       2           Note 2       April 12, 2005
         Buy US$ Put/NT$ Call        1           Note 3       April 12, 2005
         Buy US$ Put/NT$ Call        1           Note 4       April 12, 2005
         Sell US$ Call/NT$ Put       2           Note 1       May 12, 2005
         Buy US$ Put/NT$ Call        1           Note 3       May 12, 2005
         Sell US$ Call/NT$ Put       2           Note 1       June 10, 2005
         Buy US$ Put/NT$ Call        1           Note 3       June 10, 2005

         Note 1:  If US$/NT$ Greater Than or Equal to 32.8, strike price=32.8.
         Note 2:  If US$/NT$ Greater Than or Equal to 32.6, strike price=32.6.
         Note 3: If 31 Less Than US$/NT$ Less Than 32.525, strike price=32.525. If US$/NT$ Less Than or Equal to 31, strike price is based on the spot rate (at maturity date) plus 500 bps.
         Note 4:  If 31 Less Than US$/NT$ Less Than 32.5, strike price=32.5.
                  If US$/NT$ Less Than or Equal to 031, strike price is based on the spot rate (at maturity date) plus 1500 bps.

         The net gain arising from such outstanding contracts as a result of valuing the contract at fair value as of December 31, 2003 and 2004 was approximately $66 thousand and $161 thousand, respectively.

         The gain (loss) arising from such settled option contracts was immaterial in 2002, 2003 and 2004.

     b.  Foreign currency forward contract

         ASE Test, Inc. and ASE Test Malaysia expect to receive U.S. dollars from export sales and pay Japanese yen or New Taiwan dollars to settle payables or long-term borrowings. Therefore, these Companies occasionally enter into foreign currency forward contracts to manage their exposure to foreign exchange risks.

         As of December 31, 2004, the only outstanding forward contract for ASE Test Malaysia totalled $287 thousand (exchange rate per unit of US dollar =(cent)D104.65) matures within one month of the balance sheet date, and the forward total contracts receivable and payable are recorded at $296 thousand and $287 thousand, respectively.

         The gain or loss arising from such settled forward contracts for the year ended December 31, 2002, 2003 and 2004 was immaterial.

     c.  Transaction risk

         1)   Credit risk

              ASE Test, Inc. and ASE Test Malaysia are exposed to credit risk in the event of non-performance of the counterparties to option and forward contracts on maturity. In order to manage this risk, ASE Test, Inc. and ASE Test Malaysia transact only with financial institutions with good credit ratings. As a result, no material losses resulting from counterparty defaults have been experienced to date.

         2)   Market risk

              The Company periodically purchases and sells products in currencies other than their functional currencies. This subjects the Company to the risks associated with fluctuations of foreign currency exchange rates. The Company reduces this risk by utilizing natural hedging (offsetting receivables and payables) as well as by creating offsetting positions through the use of derivative financial instruments, primarily foreign currency options contracts with maturities of less than six months. The market risk related to the foreign currency options contracts is typically offset by the changes in valuation of the underlying items being hedged. The amount of risk and the use of derivative financial instruments described above are not material to the Company's financial position or results of operations. As of December 31, 2004, the Company had certain outstanding debt which was in variable rate short-term instruments as well as fixed rate instruments. Accordingly, the Company will be impacted by any change in short-term interest rates. The Company does not hedge either its investment in its foreign operations or its floating interest rate exposures.
         3)   Liquidity risk and cash flow risk

              ASE Test Inc. and ASE Test Malaysia entered into European option contracts and forward contracts to manage its exposure to the effect of exchange rate fluctuations on net assets or net liabilities. ASE Test, Inc. and ASE Test Malaysia have sufficient operating capital to meet cash requirements upon the maturity of these contracts.


22.  NON-DERIVATIVE AND DERIVATIVE FINANCIAL INSTRUMENTS


                                                                             2003                         2004
                                                                 ----------------------------  --------------------------
                                                                   Carrying         Fair         Carrying        Fair
                                                                     Value         Value          Value          Value
     Non-derivative financial instruments
     Assets
        Cash and cash equivalents (including pledged
          time deposits)                                     $     74,237  $     74,237   $     43,065   $     43,065
        Short-term investments                                      6,000         6,000         20,000         20,000
        Notes and accounts receivable                              82,569        82,569         89,202         89,202
        Receivables from related parties                           11,237        11,237         12,531         12,531
        Long-term investments                                     104,021       103,930        133,699        173,070

     Liabilities
        Short-term borrowings                                      17,096        17,096         35,789         35,789
        Commercial paper                                           18,539        18,539         28,474         28,474
        Notes and accounts payable                                 20,176        20,176         16,053         16,053
        Payable to related parties                                 11,479        11,479          9,284          9,284
        Payable for fixed assets                                   52,780        52,780         33,478         33,478
        Accrued expenses                                           24,804        24,804         28,442         28,442
        Long-term debts (included current portion)                271,778       271,778        318,760        318,760

                                                                                                          (Continued)

                                                                        2003                         2004
                                                            ----------------------------  ---------------------------
                                                                   Carrying         Fair         Carrying        Fair
                                                                     Value         Value          Value          Value
     Derivative financial instruments
     Foreign currency options                                   $    66        $    66        $    161       $    161
     Foreign currency forward contracts                               -              -             296            296
     Foreign currency forward contracts                               -              -            (287)          (287)

     The carrying values of cash and cash equivalents, notes and accounts receivable, payables, short-term borrowings, commercial paper, payable for fixed assets and accrued expenses approximate fair values because of the short maturity of these instruments. The fair values of short-term and long-term investments are determined based on market values or net equity values. The fair values of long-term debts are determined based on the estimated present values of future cash flows using the interest rates of similar debt instruments which the Company is able to obtain as the discount rate. The fair value of long-term debts is the carrying value because floating interest rates are applied. The derivative financial instruments are recorded at their fair market values.


23.  SEGMENT AND GEOGRAPHICAL INFORMATION

     a. Geographical information, net revenue

                                                               2002                   2003                   2004
                                                       ---------------------  ---------------------   --------------------
                  Area                                   Amount          %      Amount           %      Amount          %
         North America                                 $    219,038       73  $    258,401       66  $    429,902       69
         Asia                                                68,130       23       108,291       28       152,485       25
         Europe                                              14,778        4        25,224        6        38,740        6
         Australia                                               16        -            14        -            11        -
                                                       ------------   ------  ------------   ------  ------------   ------

                                                       $    301,962      100  $    391,930      100  $    621,138      100
                                                       ============   ======  ============   ======  ============   ======

     b. Geographical information - long-lived assets

                                                                                       2003                   2004
                                                                              ---------------------   --------------------
                                                                                  Amount         %       Amount         %

         Asia                                                                 $    546,282       95  $    610,724       96
         North America                                                              25,804        5        25,546        4
                                                                              ------------   ------  ------------   ------

                                                                              $    572,086      100  $    636,270      100
                                                                              ============   ======  ============   ======

     c.  Major customers

         Customers accounting for 10% or more of total revenues are shown below:

                                                              2002                   2003                   2004
                                                       --------------------   ---------------------   --------------------
                                                          Amount          %      Amount          %      Amount          %

         Customer A                                    $     35,501       12  $     63,727       16  $    192,149       31
                                                       ============   ======  ============   ======  ============   ======

     d.  Reported segment information

         The Company has two reportable segments: testing and packaging. The Company packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics and provides testing services, including front-end engineering testing, wafer probing and final testing services. The accounting policies of the segments are the same as those described in Note 2. Segment information for the years ended December 31, 2002, 2003 and 2004 is as follows:

                                                                     Testing    Packaging      All Other         Totals
         2002
         Revenue from external customers                          $    214,331  $     87,631   $          -   $    301,962
         Interest revenue                                                  178            53          2,060          2,291
         Interest expense                                               (2,766)         (160)       (13,761)       (16,687)
         Net interest expense                                           (2,588)         (107)       (11,701)       (14,396)
         Depreciation and amortization                                 136,273        17,751            227        154,251
         Impairment loss on assets                                     (35,321)            -              -        (35,321)
         Segment loss                                                  (61,620)       (4,595)       (25,296)       (91,511)
         Segment assets                                                576,987       110,169        239,343        926,499
         Expenditures for segment assets                               110,044        15,965              -        126,009
         Consolidated debits                                            72,322             -              -         72,322

         2003

         Revenue from external customers                               257,490       134,440              -        391,930
         Interest revenue                                                  122            62            739            923
         Interest expense                                               (1,957)         (149)       (11,440)       (13,546)
         Net interest expense                                           (1,835)          (87)       (10,701)       (12,623)
         Depreciation and amortization                                 122,610        19,720             47        142,377
         Segment gain (loss)                                             1,027            74         (8,405)        (7,304)
         Segment assets                                                704,645       122,003        151,399        978,047
         Expenditures for segment assets                               149,435        21,836              -        171,271
         Consolidated debits                                            62,217             -              -         62,217

         2004

         Revenue from external customers                               343,116       278,022              -        621,138
         Interest revenue                                                  154           140            341            635
         Interest expense                                               (1,069)         (441)        (5,441)        (6,951)
         Net interest expense                                             (915)         (301)        (5,100)        (6,316)
         Depreciation and amortization                                 138,328        26,580              -        164,908
         Impairment loss on assets                                     (26,500)            -              -        (26,500)
         Segment profit (loss)                                          (6,248)        6,533          3,666          3,951
         Segment assets                                                782,089       149,820        151,200      1,083,109
         Expenditures for segment assets                               174,382        36,274              -        210,656
         Consolidated debits                                            25,612             -              -         25,612

24. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

     The Company's consolidated financial statements have been prepared in accordance with ROC GAAP, which differ in the following respects from U.S.
     GAAP:

     a.  Pension benefits

         U.S. Statement of Financial Accounting Standards (U.S. SFAS) No. 87, "Accounting for Pensions", was effective no later than the beginning of the first period for which a U.S. GAAP reconciliation is required. A portion of the unrecognized net transition obligation at the adoption date is to be allocated directly to equity. ASE Test, Inc. adopted U.S. SFAS No. 87 on January 1, 1987. ROC SFAS No. 18, which is substantially similar in many aspects to U.S. SFAS No. 87, was effective in 1996. Therefore, pension expense is adjusted to reflect the impact of different adoption dates.

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

         ASE Inc. pays the bonuses on behalf of the Company and does not require reimbursement. Under U.S. GAAP, bonus payments made by ASE Inc. directly to ASE Test, Inc.'s employees have been recorded as compensation expense, allocated to cost of revenues, research and development costs, and selling, general and administrative expenses, as appropriate, and credited to capital surplus, consistent with the manner described above.

         Such bonuses under U.S. GAAP were charged to the costs and expenses as follows:

                                                           2003         2004

         Cost of revenues                               $    1,719   $    2,591
         Selling, general and administrative expenses          957        1,080
         Research and development                              218          418
                                                        ----------   ----------

                                                        $    2,894   $    4,089
                                                        ==========   ==========

         Aside from the aforementioned regular bonus plan, ASE Inc., the parent of the Company, granted a special stock bonus to ASE Test, Inc.'s employees valued at an aggregate amount of $6,900 thousand of ASE Inc. shares in 1999. ASE Test, Inc. required its employees who received the special stock bonus to work for an additional three years. Accordingly, the amount of $6,900 thousand is being allocated over three years starting July 2000 as an additional compensation expense in the consolidated statement of income under U.S. GAAP.

         ASE Inc. pays certain employee compensation amounts by means of stock options on behalf of the Company and does not require reimbursement. Under U.S. GAAP, such payments made by ASE Inc. directly to the employees of ASE Test and subsidiaries have been recorded as compensation expense, allocated to cost of revenues, research and development costs, and selling, general and administrative expenses, as appropriate, and credited to capital surplus, consistent with the manner described above.

     d.  Depreciation of buildings

         Under ROC GAAP, the estimated life of a building can be up to 40 years based on ROC practices. For U.S. GAAP purposes, the useful lives of buildings are estimated to be 25 years.

     e.  Excess of book value on transfers of buildings between related parties

         ASE Test, Inc. purchased buildings and facilities from its affiliate, ASE Technology, in 1997. The purchase price offered by ASE Technology was based on market value. Such additional payment for the excess of book value of NT$17,667 thousand (US$642 thousand) was capitalized by ASE Test, Inc. as allowed under ROC GAAP. Under U.S. GAAP, transfers of assets between related parties should not be recorded by the transferee at stepped-up values.

     f.  Impairment of long-lived assets

         Under U.S. GAAP, in accordance with U.S. SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets against the net book value of the assets. If the recoverability test indicates that impairment has occurred, the impairment loss is the amount of the asset's net book value in excess of the related fair value. Prior to 2004, there were no requirements related to the evaluation of recoverability of long-lived assets' impairment under ROC GAAP, and the Company applied U.S. SFAS No. 144 when accounting for impairment of long-lived assets for both ROC GAAP and U.S. GAAP.

     g.  Derivative financial instruments

         There are no specific accounting standards under ROC GAAP which address the measurement of derivative instruments, except for foreign currency forward contracts. Under ROC GAAP, forward contracts are accounted for in a manner similar to that required under U.S. SFAS No. 52. Under U.S. GAAP, accounting for derivative instruments is covered under U.S. SFAS No. 133, as amended by U.S. SFAS No. 138, which require that all companies recognize derivative instruments as assets and liabilities in the statements of financial position at fair value. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge. Under U.S. GAAP, the Company does not apply hedge accounting, and derivatives have historically been, and continue to be, recorded on the consolidated balance sheets at fair value, with the changes in fair values recorded through current period earnings.

     h.  Stock option compensation

         For U.S. GAAP reporting, the Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", which measures compensation expense based on the difference, if any, between the market price of the underlying common shares and the exercise price of the stock option on the date of the grant. The Company is required under U.S. SFAS No. 123 "Accounting for Stock-based Compensation" to disclose the pro forma information regarding option grants to its employees computed as if the fair value method had been applied.

     i.  Goodwill

         Under ROC GAAP, the Company amortizes goodwill arising from acquisitions over 10 years. Total amortization expense of goodwill under ROC GAAP is $10,105 in 2002, 2003 and 2004, respectively. Under U.S. GAAP, the Company adopted the provisions of U.S. SFAS No. 142 on January 1, 2002. U.S. SFAS No. 142 requires the Company to review for possible impairment of goodwill existing at the date of adoption and perform subsequent impairment tests on at least an annual basis. In addition, existing goodwill and intangible assets must be reassessed and classified consistently in accordance with the criteria set forth in U.S. SFAS No. 141 and U.S. SFAS No. 142. As a result, the Company will no longer amortize goodwill. Definite-lived intangible assets will continue to be amortized over their estimated useful lives.

         As described in Note 3, the Company adopted ROC SFAS No. 35 on December 31, 2004, and in accordance with this new standard, recorded an impairment charge of $26,500 thousand based on a "recoverable amount" as determined by an estimate of the cash flows for the next six years. Under U.S. GAAP, the determination of whether or not the goodwill is impaired is made by first estimating the fair value of the reporting unit and comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the Company calculates an implied fair value of the goodwill based on an allocation of the fair value reporting unit to the underlying assets and liabilities of the reporting unit. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. For the year ended December 31, 2004, the Company recognized an impairment loss of $41,500 thousand for U.S. GAAP purposes.

     j.  Undistributed earnings tax

         Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the ROC. Under ROC GAAP, the 10% tax on undistributed earnings is recorded as an expense at the time the shareholders resolve that the Company's earnings shall be retained. Under U.S. GAAP, the Company measures its income tax expense, including the tax effects of temporary differences, using the rate that includes the tax on undistributed earnings of domestic subsidiaries.

     k.  Long-term investment in parent company accounted for as treasury stock

         Under ROC GAAP, shareholdings in the parent company are recorded as a long term investment. Under U.S. GAAP, according to ARB No. 51, there is a presumption that the parent must approve the subsidiary's transactions. Accordingly, unless this presumption can be overcome, the investment in the parent company's stock should be presented within the equity section of a wholly-owned subsidiary's separate financial statements and be accounted for in the same manner as treasury stock.

     The following reconciles net income (loss) and shareholders' equity under ROC GAAP as reported in the consolidated financial statements to the approximate net income (loss) and shareholders' equity amounts as determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

                                                                               2002             2003             2004
     Net income (loss)
     -----------------
     Net income (loss) based on ROC GAAP                                  $      (81,268)  $       (3,515)  $       25,139
                                                                          --------------   --------------   --------------
     Adjustments:
        a.  Pension benefits                                                           7                8                7
        c.  Bonuses to employees, directors and supervisors:
               Regular bonuses                                                         -           (2,894)          (4,089)
               Stock option compensation from ASE Inc.                                 -           (6,070)           1,856
               Special stock bonuses                                              (2,084)          (1,040)               -
        d.  Depreciation of buildings                                               (446)            (446)            (489)
        e.  Excess of book value of buildings transferred between
            related parties                                                           13               13               13
        i.  Goodwill
               Amortization
               -Consolidated subsidiaries                                         10,105           10,105           10,105
               -Equity-method investees                                              348              348              348
               Impairment                                                              -                -          (15,000)
                                                                          --------------   --------------   --------------

     Net increase in net income (loss)                                             7,943               24           (7,249)
                                                                          --------------   --------------   --------------

     Net income (loss) based on U.S. GAAP                                 $      (73,325)  $       (3,491)  $       17,890
                                                                          ==============   ==============   ==============

     Earnings (loss) per share (in U.S. dollars)
        Basic and diluted                                                 $        (0.74)  $        (0.04)  $         0.18
                                                                          ==============   ==============   ==============

     Number of shares (Note 25d)
        Basic                                                                 98,600,205       99,110,225      100,037,524
                                                                          ==============   ==============   ==============
        Diluted                                                               98,600,205       99,110,225      100,111,113
                                                                          ==============   ==============   ==============

     Shareholders' equity
     --------------------
     Shareholders' equity based on ROC GAAP                               $      538,939   $      545,987   $      599,591
                                                                          --------------   --------------   --------------

     Adjustments:
        a.  Pension benefits and additional liability                                (59)            (119)             (44)
        c.  Bonuses to employees, directors and supervisors                            -           (2,194)          (4,758)
        d.  Depreciation of buildings                                                                               (2,118)
                                                                                  (1,183)          (1,629)
        e. Excess of book value of buildings transferred between
            related parties                                                         (544)            (531)            (518)
        i.  Goodwill
               Amortization
                  -Consolidated subsidiaries                                      10,105           20,210           30,315
                  -Equity-method investees                                           348              696            1,044
               Impairment                                                              -                -          (15,000)
        k.  Long-term investment in parent company accounted
            for as treasury stock                                                      -                -          (81,362)
     Effect of U.S. GAAP adjustment on cumulative translation
       adjustment                                                                     91               79               60
                                                                          --------------   --------------   --------------
     Net increase (decrease) in shareholders' equity                               8,758           16,512          (72,381)
                                                                          --------------   --------------   --------------

     Shareholders' equity based on U.S. GAAP                              $      547,697   $      562,499   $      527,210
                                                                          ==============   ==============   ==============

                                                                                                               (Continued)

                                                                               2002             2003             2004

     Changes in shareholders' equity based on U.S. GAAP
     --------------------------------------------------
     Balance, beginning of year                                           $      596,252   $      547,697   $      562,499
     Net income (loss) for the year                                              (73,325)          (3,491)          17,890
     Issuance of new shares under stock option plans                              20,778            4,290            4,552
     Unrecognized pension cost                                                         -             (646)             646
     ASE Inc. shares to be distributed as bonus to employees                       2,071            1,740            1,525
     Stock option compensation from ASE Inc.                                           -            6,070           (1,856)
     Cumulative translation adjustment for subsidiaries                            2,090            8,226           22,976
     Adjustment from changes in ownership percentage of
       investees                                                                       -           (1,598)               -
     Unrealized holding gain (loss) on equity securities                            (169)             211              340
     Long-term investment in parent company accounted for as
       treasury stock                                                                  -                -          (81,362)
                                                                          --------------   --------------   --------------

     Balance, end of year                                                 $      547,697   $      562,499   $      527,210
                                                                          ==============   ==============   ==============

     As a result of the adjustments the amounts of total assets based on U.S. GAAP were $996,762 thousand and $1,015,599 thousand as of December 31, 2003 and 2004, respectively. Total liabilities based on U.S. GAAP were $434,263 thousand and $488,389 thousand as of December 31, 2003 and 2004, respectively. A reconciliation of the significant balance sheet accounts to the amounts as determined under U.S. GAAP is as follows:

                                                                                                   2003           2004
     Long-term investment
     --------------------
     As reported                                                                               $    104,021   $    133,699
     Treasury stock                                                                                       -        (81,362)
     U.S. GAAP adjustments - goodwill amortization                                                      696          1,044
                                                                                               ------------   ------------

     As adjusted                                                                               $    104,717   $     53,381
                                                                                               ============   ============

     Buildings and improvements
     --------------------------

     As reported                                                                               $     63,090   $     77,182
     U.S. GAAP adjustments
        Effect of adjustments on useful life                                                         (1,629)        (2,118)
        Excess of adjustments on buildings transferred between related parties                         (531)          (518)
     Effect of change in exchange rate                                                                  132            129
                                                                                               ------------   ------------

     As adjusted                                                                               $     61,062   $     74,675
                                                                                               ============   ============

     Other assets
     ------------

     As reported                                                                               $     13,378   $     19,179
     U.S. GAAP adjustments - accrued additional liability variance                                     (163)             -
                                                                                               ------------   ------------

     As adjusted                                                                               $     13,215   $     19,179
                                                                                               ============   ============

                                                                                                               (Continued)

                                                                                                   2003           2004
     Consolidated debits
     -------------------
     As reported                                                                               $     62,217   $     25,612
     U.S. GAAP adjustments
       Goodwill impairment                                                                                -        (15,000)
       Goodwill amortization                                                                         20,210         30,315
                                                                                               ------------   ------------

     As adjusted                                                                               $     82,427   $     40,927
                                                                                               ============   ============

     Accrued expenses
     ----------------

     As reported                                                                               $     24,804   $     28,442
     U.S. GAAP adjustments - bonus to employees, directors and supervisors                            2,194          4,758
     Effect of change in exchange rate                                                                    9             18
                                                                                               ------------   ------------

     As adjusted                                                                               $     27,007   $     33,218
                                                                                               ============   ============

     Accrued pension cost
     --------------------

     As reported                                                                               $      3,992   $      5,119
     U.S. GAAP adjustments
        Pension benefits                                                                                 51             44
        Accrued additional liability variance                                                           (95)             -
     Effect of change in exchange rate                                                                   44             51
                                                                                               ------------   ------------

     As adjusted                                                                               $      3,992   $      5,214
                                                                                               ============   ============

25. ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

     a. Recently issued accounting standards

         In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". The consensus was that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS Nos. 115 and 124 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. This EITF consensus is effective for fiscal years ending after December 15, 2003. Adoption of the EITF consensus did not result in an impact on the Company's financial position, results of operations or cash flows.

         In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - An Amendment of ARB No. 43, Chapter 4." SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

         In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment". This statement is a revision of SFAS No. 123 and supercedes APB Opinion No. 25. This statement establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first fiscal year beginning after June 15, 2005.

         Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Company would restate prior periods by recognizing a compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. The Company has not yet determined which methodology it will adopt but believes that the impact of the adoption of SFAS No. 123R on its financial position or results of operations will approximate the magnitude of the stock-based employee compensation cost disclosed in Note 25 (e) pursuant to the disclosure requirements of SFAS No. 148.

     b.  Pension

         According to U.S. SFAS No. 132, the pension information is disclosed below:

                                                                                    2002           2003           2004
         Components of net periodic benefit cost
            Service cost                                                        $      1,024   $      1,709   $      1,906
            Interest cost                                                                183            219            349
            Expected return on plan assets                                               (85)           (76)           (78)
            Amortization of prior service cost                                            34             80            165
                                                                                ------------   ------------   ------------

         Net periodic benefit cost                                              $      1,156   $      1,932   $      2,342
                                                                                ============   ============   ============

         Change in benefit obligation
            Benefit obligation at beginning of year                             $      3,614   $      6,191   $     10,855
            Service cost                                                               1,024          1,709          1,906
            Interest cost                                                                183            219            349
            Actuarial gain                                                             1,363          2,535         (1,038)
            Benefits paid                                                                  -              -           (163)
            Exchange difference                                                            7            201            751
                                                                                ------------   ------------   ------------
            Benefit obligation at end of year                                          6,191         10,855         12,660
                                                                                ------------   ------------   ------------
         Change in plan assets
            Fair value of plan assets at beginning of year                             1,542          1,892          2,386
            Employer contribution                                                        304            414            554
            Actual return on plan assets                                                  39             30             32
            Exchange difference                                                            7             50            182
                                                                                ------------   ------------   ------------
                                                                                       1,892          2,386          3,154
                                                                                ------------   ------------   ------------
                                                                                                               (Continued)


                                                                                    2002           2003           2004
         Funded status                                                          $      4,299   $      8,469   $      9,506
         Unrecognized actuarial loss                                                  (2,532)        (5,123)        (4,240)
         Accrued additional liability                                                      -            646              -
         Accrued expense                                                                   -              -            (52)
                                                                                ------------   ------------   ------------

         Net amount recognized (recognized as accrued pension cost)             $      1,767   $      3,992   $      5,214
                                                                                ============   ============   ============

         Actuarial assumptions:

                                                                                    2002           2003           2004
         Discount rate                                                                 3.50%          3.25%          3.25%
         Rate of compensation increase                                                 3.00%          3.00%          3.00%
         Expected return on plan assets                                                3.50%          3.25%          3.25%

     c.  Income tax

         Tax benefits (currently payable)                                       $     (3,005)  $     (5,541)  $     (2,835)
         Income taxes (10%) on undistributed earnings                                    566            756          2,244
         Deferred                                                                     (7,804)        (1,207)       (20,597)
                                                                                ------------   ------------   ------------

                                                                                $    (10,243)  $     (5,992)  $    (21,188)
                                                                                ============   ============   ============

         Reconciliation of income tax for the years ended December 31, 2002, 2003 and 2004 calculated on pre-tax financial statement income based on the statutory tax rate and the income tax expense (benefit), which conforms to U.S. GAAP is as follows:

                                                                                    2002           2003           2004
         ASE Test Limited
         ----------------

         Income taxes expense - investment income tax                           $          -   $          -   $        509
                                                                                -------------  ------------   ------------

         ASE Test, Inc.
         --------------

         Tax expense (benefit) based on pre-tax accounting income
           (loss) at statutory rate (25%)                                             (2,974)         5,562          8,150
         Add (deduct) tax effects of:
            Permanent differences
               Bonuses to directors, supervisors and employees                           521            983          1,022
               Stock option compensation                                                   -            960           (464)
               Tax-exempt income - tax holiday                                        (1,070)        (4,581)        (6,146)
               Tax-exempt income - gain on sales of securities                          (122)            (3)            (2)
            Tax credits
               Utilized                                                               (1,342)        (2,720)        (4,494)
               Deferred                                                                  473         (5,628)       (22,550)
            Income taxes (10%) on undistributed earnings                                 566            756          2,244
                                                                                -------------  -------------  ------------
         Income tax benefit                                                           (3,948)        (4,671)       (22,240)
                                                                                ------------   ------------   ------------


                                                                                                               (Contiinued)

                                                                                    2002           2003           2004
         ASE Test Malaysia
         -----------------
         Tax expense (benefit) based on pre-tax accounting income
           (loss ) at statutory rate (28%)                                      $     (1,537)  $       (320)  $      1,786
         Tax effects of permanent differences                                             42           (230)          (268)
         Deferred                                                                        555          1,248           (913)
                                                                                ------------   ------------   ------------
         Income tax expense (benefit)                                                   (940)           698            605
                                                                                ------------   ------------   ------------

         ISE Labs
         --------

         Tax benefit based on pre-tax accounting loss at statutory rate
           (federal tax rate 35% and state tax rate 6%)                              (18,143)        (6,029)          (504)
         Tax effects of permanent differences                                             12           (312)          (667)
         Utilization of loss carry forward                                            (1,000)             -              -
         Deferred                                                                     12,877          4,557          1,146
         Foreign tax rate adjustments and other                                          899           (235)           (37)
                                                                                ------------   ------------   ------------
         Income tax benefit                                                           (5,355)        (2,019)           (62)
                                                                                ------------   ------------   ------------

         Income tax benefit                                                     $    (10,243)  $     (5,992)  $    (21,188)
                                                                                ============   ============   ============

         Deferred income tax assets and liabilities are summarized as follows:

                                                                                                   2003           2004

         Current deferred income tax assets
            ISE Labs from foreign subsidiaries                                                 $        909   $        541
            ASE Test, Inc. - unused tax credits and accrued liabilities and reserve                   9,047          4,487
            ASE Test Malaysia - depreciation and capital allowance                                       94             94
                                                                                               ------------   ------------
                                                                                                     10,050          5,122
            Less - valuation allowance                                                               (3,748)          (541)
                                                                                               ------------   ------------

                                                                                               $      6,302   $      4,581
                                                                                               ============   ============
         Non-current deferred income tax assets (liabilities)
            ASE Test, Inc. - unused tax credits                                                $     19,048   $     39,755
                                                                                               ------------   ------------
            ASE Test Malaysia
               Tax effect of unabsorbed capital allowances                                            5,372          4,945
               Other                                                                                    319            395
                                                                                               ------------   ------------
                                                                                                      5,691          5,340
                                                                                               ------------   ------------
            ISE Labs
               Net operating loss carry forward                                                       5,241          7,329
               Others                                                                                 1,472          1,317
                                                                                               ------------   ------------
                                                                                                      6,713          8,646
                                                                                                     31,452         53,741
            Less - valuation allowance                                                               (7,639)        (8,646)
                                                                                               ------------   ------------
                                                                                                     23,813         45,095
            ASE Test Malaysia
               Timing difference between tax capital allowances and depreciation of
                 property, plants and equipment                                                      (3,626)        (3,772)
                                                                                               ------------   ------------
                                                                                                               (Continued)

                                                                                                   2003           2004
            ISE Labs
               Depreciation                                                                    $     (3,473)  $          -
               From foreign subsidiaries                                                                (52)             -
                                                                                               ------------   ------------
                                                                                                     (3,525)             -
                                                                                               ------------   ------------

                                                                                               $     16,662   $     41,323
                                                                                               ============   ============

         Non-current liabilities
            Goodwill amortization                                                              $     (1,021)  $     (1,016)
                                                                                               ============   ============


     d. Earnings (loss) per share

         U.S. SFAS No. 128 requires the presentation of basic and diluted earnings per share. Basic net income per share is computed based on the weighted average number of common shares outstanding during the period. Diluted net income per share includes the effect of diluted equivalent common shares (stock options issued during the period using the treasury stock method).

         Following is a reconciliation of amounts used in the basic and diluted computation:

                                                                               2002             2003             2004
         Net income (loss) under U.S. GAAP                                $      (73,325)  $       (3,491)  $       17,890
                                                                          ==============   ==============   ==============

         Weighted average shares, as adjusted - denominator
            Basic                                                             98,600,205       99,110,225      100,037,524
                                                                          ==============   ==============   ==============
            Diluted                                                           98,600,205       99,110,225      100,111,113
                                                                          ==============   ==============   ==============


         Earnings (loss) per share (in U.S. dollars)
            Basic and diluted                                                  $   (0.74)       $   (0.04)       $    0.18
                                                                               =========        =========        =========

         Number of shares to be potentially issued from:
            Stock options                                                     13,331,363       13,301,418       10,877,448
                                                                          ==============   ==============   ==============
            Convertible notes                                                  6,460,202                -                -
                                                                          ==============   ==============   ==============

     e. Stock option plans

         ASE Test Limited

         The Company has six stock option plans, the 1996 Executive Management Option Plan (the "1996 Plan"), the 1997 Option Plan, the 1998 Option Plan, the 1999 Option Plan, the 2000 Option Plan and the 2004 Option Plan. Up to 10,000,000 shares, 3,200,000 shares, 1,600,000 shares,
         2,000,000 shares, 12,000,000, and 2,500,000 shares have been reserved for issuance under the 1996, 1997, 1998, 1999, 2000 and 2004 option plans, respectively.

         The 1996, 1997, 1998, 1999, 2000 and 2004 option plans granted the following stock options to purchase the Company's shares which vest ratably over a period of five years from the date of grant until the expiration of options granted to directors, officers and key employees. If any granted share options are forfeited, the share options may be granted again, to the extent of any such forfeiture.

         Each aforementioned options exercise price was equal to the stock market price of the underlying shares on the date of grant. Options granted under the 1996, 1997 and 1998 Option Plans expire 5 years after grant. Options granted under the 1999, 2000 and 2004 Option Plans expire 10 years after grant.

     Information regarding the option plans of the Company is presented below:

                                                          Weighted
                                                          Average      Weighted
                                                          Exercise     Average
                                          Number of        Price      Grant Date
                                            Shares       Per Share   Fair Values

     Beginning balance - January 1, 2002    16,308,585  $  11.15
     Option granted                            414,500      7.36     $  10.46
                                                                     ========
     Option exercised                       (2,420,591)     8.62
     Option forfeited                         (882,051)     9.88
     Option expired                            (89,080)    13.84
                                         -------------
     Ending balance - December 31, 2002     13,331,363     11.55
     Option granted                          2,000,000     12.95     $  12.95
                                                                     ========
     Option exercised                         (478,426)     8.99
     Option forfeited                         (568,860)    13.72
     Option expired                           (982,659)    11.08
                                         -------------
     Ending balance - December 31, 2003     13,301,418     11.80
     Option granted                            260,000      6.18     $   6.18
                                                                     ========
     Option exercised                         (512,815)     8.90
     Option forfeited                         (417,815)    11.82
     Option expired                         (1,753,340)    20.00
                                         -------------

     Ending balance - December 31, 2004     10,877,448     10.48
                                         =============

     Options outstanding on December 31, 2004, the related weighted average exercise price and remaining contractual life information are as follows (in U.S. dollars):

                                                           Outstanding                  Exercisable
                                                      ------------------------    ------------------------      Weighted
                                                                      Weighted                    Weighted      Average
                                                                       Average                     Average     Remaining
                                                         Shares         Price        Shares        Price     Life (Years)
         Options with exercise price of:
         $  20-$25                                           724,800  $   22.70          685,700  $   22.57         4.56
         $  11.5-$12.95                                    2,232,450      12.81          341,200      12.39         8.69
         $  5.5-$9                                         7,920,198       8.70        4,930,822       8.82         6.23
                                                      --------------              --------------

                                                          10,877,448                   5,957,722
                                                      ==============              ==============

         The Company has computed, for pro forma disclosure purposes, the fair value of each option grant, as defined by U.S. SFAS No. 123, using the Black-Scholes option pricing model with the following assumptions:

                                                                           2002              2003             2004
         Risk-free interest rate                                          2.58%-4.48%         3.38%          3.5%-3.88%
         Expected life                                                      5 years          5 years          5 years
         Expected volatility                                                62.14%            65.07%           78.28%
         Expected dividend                                                    0%                0%               0%

     ASE Inc.
     --------

     ASE Inc, the parent company, has two option plans, the 2002 Option Plan and the 2004 Option Plan. The maximum number of units authorized to be granted under the 2002 and 2004 option plan is 160 million and 140 million, respectively, with each unit representing one share of ASE Inc. Under the terms of the plans, stock option rights are granted to employees, including those of the Company, which have an exercise price equal to the closing price of the ASE Inc. common stock on the Taiwan Stock Exchange on the date of grant. The option rights expire ten years from the date of grant. On the second anniversary of the grant date, 40% of the options become vested and the remaining options vest ratably over a period of three years thereafter. Under the 2002 and 2004 option plans, 41,603,100 and 25,499,550 units were granted, respectively, by ASE Inc. to employees of the Company.

     Information regarding the options issued to employees of the Company under ASE Inc.'s stock option plan for the Company is as follows (in U.S. dollars):

                                                                                                  Weighted
                                                                                                  Average      Weighted
                                                                                                  Exercise      Average
                                                                                   Number of       Price      Grant Date
                                                                                     Shares     Per Share    Fair Values
     Beginning outstanding balance - January 1, 2004                                 38,852,400  $     0.58
     Options granted                                                                 25,499,500        0.79     $   0.79
                                                                                                                ========
     Options forfeited                                                               (2,261,800)       0.58
     Options expired                                                                          -           -
     Options exercised                                                                 (146,800)       0.56
                                                                                 --------------

     Ending outstanding balance - December 31, 2004                                  61,943,300        0.67
                                                                                 ==============

     The weighted average exercise price and remaining contractual life of the options outstanding as of December 31, 2004 are as follows:

                                                           Outstanding                  Exercisable
                                                      ------------------------   -------------------------      Weighted
                                                                      Weighted                    Weighted      Average
                                                                       Average                     Average     Remaining
                                                         Shares         Price        Shares        Price     Life (Years)

     Options with exercise price
     $0.56                                                30,747,200  $   0.56       12,032,000  $   0.56           8.0
      0.73                                                 5,779,600      0.73                -          -          8.6
      0.79                                                25,416,500      0.79                -          -          9.5
                                                      --------------             --------------
                                                          61,943,300                 12,032,000
                                                      ==============             ==============

     The 2002 option plan is accounted for as variable plan, as a result of having a provision in the plan which would require an adjustment of the exercise price in accordance with a prescribed formula based on occurrence of certain future events. Accordingly, no adjustment is required for purposes of the pro forma compensation expense calculated in accordance with U.S. SFAS No. 123 for these options.


     The fair value of the 2004 option plan issued was determined using a Black-Scholes option pricing model with the following assumptions:

     Risk-free interest rate                             2.50%
     Expected life                                      5 years
     Expected dividend                                   3.00%
     Expected volatility                                  59%

         For purposes of pro forma disclosure, the estimated fair values of the options are amortized to expense ratably over the option vesting periods. Had the Company recorded compensation costs based on the estimated grant date fair value, as defined by U.S. SFAS No. 123, the Company's net income (loss) would have been reduced to the pro forma amounts below. (EPS in U.S. dollars)


                                                                                    2002           2003           2004
         Net income (loss) based on U.S. GAAP                                   $    (73,325)  $     (3,491)  $     17,890
         Stock-based compensation expense (net of related tax effect)
            from the Company                                                         (19,005)       (12,681)       (13,998)
            from ASE Inc.                                                                  -              -           (836)
                                                                                ------------   ------------   ------------

         Pro forma net income (loss)                                            $    (92,330)  $    (16,172)  $      3,056
                                                                                ============   ============   ============

         Basic EPS                 As reported                                     $   (0.74)     $   (0.04)     $    0.18
                                                                                   =========      =========      =========
                                   Pro forma                                       $   (0.94)     $   (0.16)     $    0.03
                                                                                   =========      =========      =========

         Diluted EPS               As reported                                     $   (0.74)     $   (0.04)     $    0.18
                                                                                   =========      =========      =========
                                   Pro forma                                       $   (0.94)     $   (0.16)     $    0.03
                                                                                   =========      =========      =========

         The pro forma amounts reflect compensation expense related to option grants under the 1996, 1997, 1998, 1999, 2000 and 2004 option plans of the Company and 2004 plan of ASE Inc. In future years, the annual compensation expense may increase relative to the fair value of the options granted and vested in those future years.

     g.  According to U.S. SFAS No. 130, the statements of comprehensive income
         (loss) for the years ended December 31, 2002, 2003 and 2004 are present below:


                                                                                    2002           2003           2004
         Net income (loss) based on U.S. GAAP                                   $    (73,325)  $     (3,491)  $     17,890
            Translation adjustment on subsidiaries                                     2,090          8,226         22,976
            Unrecognized pension cost                                                      -           (646)           646
            Unrealized holding gain (loss) of long-term investments                     (169)           211            340
                                                                                ------------   ------------   ------------

         Comprehensive income (loss)                                            $    (71,404)  $      4,300   $     41,852
                                                                                ============   ============   ============

     h.  Goodwill

         As of January 1, 2002, the Company adopted U.S. SFAS No. 142, "Goodwill and Other Intangible Assets", which requires that goodwill no longer be amortized and, instead, be tested for impairment on a periodic basis. In conjunction with the implementation of U.S. SFAS No. 142, the Company completed a goodwill impairment review as of January 1, 2002 using a fair-value based approach in accordance with U.S. SFAS No. 142 and found no impairment. Based on acquisitions completed as of June 30, 2001, application of the goodwill non-amortization provisions resulted in a decrease in amortization of approximately $10,105 thousand for 2003 and 2004. The Company performed its annual goodwill impairment test on November 30, 2004 and recognized an impairment loss of $41,500 thousand in 2004. As of December 31, 2004, the Company had a remaining goodwill balance of $40,927 thousand.