Form 20-F
period 2005-12-31
ASE TEST LTD
filed 2006-06-19
CIK 1014838

As filed with the Securities and Exchange Commission on June 19, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-28522

ASE TEST LIMITED
(Exact name of Registrant as specified in its charter)

NOT APPLICABLE
(Translation of Registrant’s name into English)

REPUBLIC OF SINGAPORE
(Jurisdiction of Incorporation or Organization)
(Company Registration No. 199508552K under Section 144(1A) of the Singapore Companies Act)

10 WEST FIFTH STREET NANTZE EXPORT PROCESSING ZONE KAOHSIUNG, TAIWAN REPUBLIC OF CHINA

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on which registered

Ordinary Shares	The Nasdaq National Market*

*Ordinary Shares are traded on the Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

     100,059,031 Ordinary Shares

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

     Yes ☐    No ☒

     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

     Yes ☐    No ☒

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

     Yes ☒    No ☐

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐         Accelerated filer ☒          Non-accelerated filer ☐

     Indicate by check mark which financial statement item the Registrant has elected to follow.

     Item 17 ☐       Item 18 ☒

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

     Yes ☐    No ☒

i

	EMPLOYEES	60
	SHARE OWNERSHIP	60
Item 7.	Major Shareholders and Related Party Transactions	61
	MAJOR SHAREHOLDERS	61
	RELATED PARTY TRANSACTIONS	62
	INTERESTS OF EXPERTS AND COUNSEL	63
Item 8.	Financial Information	63
	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	63
	SIGNIFICANT CHANGES	64
Item 9.	The Offering and Listing	64
	OFFERING AND LISTING DETAILS	64
	PLAN OF DISTRIBUTION	65
	MARKETS	65
	SELLING SHAREHOLDERS	65
	DILUTION	65
	EXPENSES OF THE ISSUE	65
Item 10.	Additional Information	65
	SHARE CAPITAL	65
	MEMORANDUM AND ARTICLES OF ASSOCIATION	66
	MATERIAL CONTRACTS	70
	EXCHANGE CONTROLS	70
	TAXATION	70
	DIVIDENDS AND PAYING AGENTS	73
	STATEMENT BY EXPERTS	73
	DOCUMENTS ON DISPLAY	73
	SUBSIDIARY INFORMATION	73
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	73
Item 12.	Description of Securities Other Than Equity Securities	74
PART II		74
Item 13.	Defaults, Dividend Arrearages and Delinquencies	74
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	74
Item 15.	Controls and Procedures	75
Item 16.	[Reserved]	75
Item 16A.	Audit Committee Financial Expert	75
Item 16B.	Code of Ethics	75
Item 16C.	Principal Accountant Fees and Services	75
Item 16D.	Exemptions from the Listing Standards of Audit Committees	76
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	76
PART III		76
Item 17.	Financial Statements	76
Item 18.	Financial Statements	76
Item 19.	Exhibits	76

ii

USE OF CERTAIN TERMS

     All references herein to (i) “ASE Test,” the “Company,” “we,” “us” or “our” are to ASE Test Limited and, unless the context requires otherwise, its subsidiaries, (ii) “ASE Group” are to Advanced Semiconductor Engineering, Inc. (“ASE Inc.”) and its subsidiaries and affiliates, (iii) “ASE Test Taiwan” are to ASE Test, Inc., a company incorporated under the laws of the Republic of China (“ROC”), (iv) “ASE Test Malaysia” are to ASE Electronics (M) Sdn. Bhd., a company incorporated under the laws of Malaysia, (v) “ISE Labs” are to ISE Labs, Inc., a corporation incorporated under the laws of the State of California, U.S.A., (vi) “ASE Chung Li” are to ASE (Chung Li) Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004, (vii) “ASE Korea” are to ASE (Korea) Inc., a company incorporated under the laws of the Republic of Korea (“South Korea”), (viii) “ASE Material” are to ASE Material Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004, (ix) “U.S. dollars”, “US$” or “$” are to the currency of the United States, (x) “NT dollars” or “NT$” are to the currency of the ROC, (xi) “RM” are to the currency of Malaysia, (xii) “S$” are to the currency of Singapore, (xiii) “JP¥” are to the currency of Japan, (xiv) “EUR” are to the currency of the European Union and (xv) “SEC” are to the U.S. Securities and Exchange Commission. On June 12, 2006, the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York was NT$32.54 = US$1.00.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. We were not involved in the preparation of these projections. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this annual report. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor testing and packaging services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new testing technologies in order to remain competitive; our ability to maintain a high capacity utilization rate relative to our fixed costs; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the People’s Republic of China, or the PRC; general economic and political conditions; possible disruptions in commercial activities caused by natural and human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see “Item 3. Key Information––Risk Factors”.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

     Not applicable.

Item 2. Offer Statistics and Expected Timetable.

     Not applicable.

Item 3. Key Information.

SELECTED FINANCIAL DATA

     The selected consolidated income statement data and cash flow data for the years ended December 31, 2003, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004 and 2005 set forth below are derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements. The selected consolidated income statement data and cash flow data for the years ended December 31, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 set forth below are derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the ROC (“ROC GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). See note 26 to our consolidated financial statements for a description of the significant differences between ROC GAAP and U.S. GAAP for the periods covered by these consolidated financial statements. In October 2005, we disposed of our camera module assembly operations in Malaysia. Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of our camera module assembly operations as discontinued operations. Information from our consolidated statements of cash flows has not been adjusted. Because we commenced our camera module assembly operations in 2003, no reclassification for periods prior to 2003 is required. See “Item 5. Operating and Financial Review and Prospects – Operating Results and Trend Information – Discontinued Operations”.

	Year Ended and as of December 31,

	2001	2002	2003	2004	2005

	(in thousands, except shares, per share data, operating data and percentages)
Consolidated Statement of Income Data:
ROC GAAP:
Net revenues	$298,466	$301,962	$345,660	$427,763	$420,929
Cost of revenues	265,271	280,573	283,135	340,663	330,786

Gross profit	33,195	21,389	62,525	87,100	90,143
Operating expenses:
Selling, general and administrative(1)	35,335	33,582	37,502	43,762	46,160
Research and development	14,397	18,342	19,513	23,223	24,993
Goodwill amortization(2)	7,530	10,105	10,105	10,105	4,966

Income (loss) from operations	(24,067)	(40,640)	(4,595)	10,010	14,024
Non-operating income (expense):
Interest—net	(13,783)	(14,396)	(12,614)	(6,187)	(11,146)
Investment income (loss) under equity
method—net(3)	(7,344)	(1,496)	4,259	9,844	6,637
Impairment of long-lived assets(4)	—	(35,321)	—	—	—
Impairment of goodwill	—	—	—	(26,500)	—
Foreign exchange gain (loss)—net	2,382	(1,169)	(795)	175	1,388
Loss on fire damage	—	—	—	—	(51,224)
Other—net	1,048	1,511	674	(380)	(3,465)

Loss from continuing operations before
income tax and minority interest and
extraordinary loss	(41,764)	(91,511)	(13,071)	(13,038)	(43,786)
Income tax benefit (expense)	(6,522)	10,243	6,009	21,209	(2,537)
Discontinued operations(5)	—	—	5,750	16,968	10,839
Extraordinary loss	—	—	(2,203)	—	—
Minority interest	2,527	—	—	—	—

Net income (loss)	$(45,759)	$(81,268)	$(3,515)	$25,139	$(35,484)

Earnings (loss) per share:
Basic	$(0.48)	$(0.82)	$(0.04)	$0.25	$(0.35)
Diluted	$(0.48)	$(0.82)	$(0.04)	$0.25	$(0.35)
Income (loss) from operations per share	$(0.25)	$(0.41)	$(0.05)	$0.10	$0.14
Income (loss) from continuing operations	$(48,286)	$(81,268)	$(7,062)	$8,171	$(46,323)
Income (loss) from continuing operations
per share	$(0.51)	$(0.82)	$(0.08)	$0.08	$(0.46)
Shares used in earnings per share
calculation:
Basic	94,921,412	98,600,205	99,110,225	100,037,524	100,059,031
Diluted	94,921,412	98,600,205	99,110,225	100,111,113	100,059,031
U.S. GAAP:
Net revenues	$298,466	$301,962	$345,660	$427,763	$420,929
Cost of revenues	264,264	281,006	290,020	342,394	335,155

Gross profit	34,202	20,956	55,640	85,369	85,774
Operating expenses(6)	82,819	87,238	61,722	109,456	71,917

Income (loss) from operations	(48,617)	(66,282)	(6,082)	(24,087)	13,857
Non-operating income (expense)	(20,316)	(17,286)	(9,168)	3,800	(57,605)

Loss from continuing operations before
income taxes and minority interest	(68,933)	(83,568)	(15,250)	(20,287)	(43,748)
Income tax benefit (expense)	(6,522)	10,243	6,009	21,209	(2,537)
Discontinued operations(5)	—	—	5,750	16,968	10,839
Minority interest	2,527	—	—	––	––

Net income (loss)	$(72,928)	$(73,325)	$(3,491)	$17,890	$(35,446)

Earnings (loss) per share:
Basic	$(0.77)	$(0.74)	$(0.04)	$0.18	$(0.35)
Diluted	$(0.77)	$(0.74)	$(0.04)	$0.18	$(0.35)

	Year Ended and as of December 31,

	2001	2002	2003	2004	2005

	(in thousands, except shares, per share data, operating data and percentages)
Shares used in earnings per share
calculation:
Basic	94,921,412	98,600,205	99,110,225	100,037,524	100,059,031
Diluted	94,921,412	98,600,205	99,110,225	100,111,113	100,059,031

Consolidated Balance Sheet Data:
ROC GAAP:
Current assets	$217,962	$203,124	$209,683	$227,026	$285,487
Long-term investments	95,042	93,702	104,021	133,699	140,225
Property, plant and equipment	585,265	529,958	570,580	634,796	430,079
Total assets	959,406	926,499	978,047	1,083,109	940,339
Current liabilities	90,157	138,690	176,880	201,884	128,219
Long-term debts	248,371	244,271	248,028	273,020	245,303
Total liabilities	340,679	387,560	432,060	483,518	382,134
Capital stock	24,162	24,767	24,887	25,015	25,015
Cash dividend on ordinary shares	—	—	—	—	—
Shareholders’ equity	597,523	538,939	545,987	599,591	558,205

U.S. GAAP:
Current assets	$217,962	$203,124	$209,683	$227,026	$285,487
Long-term investments	95,042	94,050	104,717	53,381	60,366
Property, plant and equipment	584,101	528,363	568,552	632,289	427,005
Total assets	958,242	935,357	996,762	1,015,599	877,687
Current liabilities	90,157	138,690	179,083	206,660	128,228
Long-term debts	248,371	244,271	248,028	273,020	245,303
Total liabilities and minority interest	361,990	387,660	434,263	488,389	382,231
Shareholders’ equity	596,252	547,697	562,499	527,210	495,456

Consolidated Statement of Cash Flow
Data(5):
ROC GAAP:
Depreciation and amortization	$144,860	$154,251	$142,377	$164,908	$154,302
Acquisition of property, plant and					47,875
equipment	104,216	126,009	171,271	210,656
Net cash provided by operating activities	147,020	103,900	134,665	153,712	170,064
Net cash provided by (used in) investing
activities	(183,460)	(131,547)	(156,585)	(253,621)	13,779
Net cash provided by (used in) financing
activities	(13,575)	38,711	(24,041)	69,375	(84,447)
Net cash inflow (outflow)	(51,080)	12,763	(47,879)	(31,460)	98,722

Segment Net Revenues(5):
Testing	$223,193	$214,331	$257,490	$343,116	$346,639
Packaging	75,273	87,631	88,170	84,647	74,290

Percentage of Net Revenues(5):
Testing	74.8%	71.0%	74.5%	80.2%	82.4%
Packaging	25.2%	29.0%	25.5%	19.8%	17.6%

Operating Data:
Gross margin	11.1%	7.1%	18.1%	20.4%	21.4%
Operating margin	(8.1)%	(13.5)%	(1.3)%	2.4%	3.3%
ROC GAAP net margin	(15.3)%	(26.9)%	(1.0)%	5.9%	(8.4)%
U.S. GAAP net margin	(24.4)%	(24.3)%	(1.0)%	4.2%	(8.4)%

(1)	Includes selling expenses and general and administrative expenses, but excludes goodwill amortization.

(2)	Included in general and administrative expenses in our consolidated financial statements. See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies—Goodwill”.

(3)	Includes investment income (loss) from ASE Chung Li; ASE Korea, a wholly owned subsidiary of ASE Investment (Labuan), of which we hold 30.0%; and ASE Material.

(4)	This impairment loss related to long-lived assets of $35.3 million has been reclassified from operating expense to non-operating income (expense) to conform to the current year presentation. See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies—Valuation of Long-Lived Assets”.

(5)	Includes income from discontinued operations of $3.9 million and gain on disposal of discontinued operations of $6.9 million in 2005, both of which are net of income tax expense. In October 2005, we disposed of our camera module assembly operations in Malaysia. Such operations were formerly classified as part of our packaging operations. Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of our camera module assembly operations as discontinued operations. Information from our consolidated statements of cash flows has not been adjusted. Because we commenced our camera module assembly operations in 2003, no reclassification for periods prior to 2003 is required. See “Item 5. Operating and Financial Review and Prospects – Operating Results and Trend Information – Discontinued Operations”.

(6)	Includes impairment of goodwill. See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies—Goodwill”.

CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

RISK FACTORS

   Risks Relating to Our Business

Since we are dependent on the highly cyclical semiconductor industry and conditions in the markets for the end-use applications of our products, our revenues and net income may fluctuate significantly.

     Our semiconductor testing and packaging business is affected by market conditions in the highly cyclical semiconductor industry. All of our customers operate in this industry, and variations in order levels from our customers and service fee rates may result in volatility in our revenues and net income. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns. As our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and packaging services, any future downturn in the semiconductor industry would reduce demand for our services. For example, in the fourth quarter of 2000, a worldwide downturn resulted in a significant deterioration in the average selling prices of, as well as demand for, our services in 2001 and significantly and adversely affected our operating results in 2001. Although the modest recovery in the semiconductor industry, evident in 2002 and 2003, strengthened in 2004 and 2005, we expect market conditions to continue to exert downward pressure on the average selling prices for our testing and packaging services. If we cannot reduce our costs to sufficiently offset any decline in average selling prices, our profitability will suffer and we may incur losses.

     Market conditions in the semiconductor industry depend to a large degree on conditions in the markets for the end-use applications of semiconductor products, such as communications, personal computer and consumer electronic products. In 2005, 2004 and 2003, the substantial majority of our sales was attributable to the testing and packaging of semiconductors used in communications, personal computer and consumer electronic products. These industries are subject to intense competition and significant shifts in demand which could put pricing pressure on our testing and packaging services and adversely affect our revenues and net income.

A reversal or slowdown in the outsourcing trend for semiconductor testing and packaging services could adversely affect our growth prospects and profitability.

     In recent years, semiconductor manufacturers that have their own in-house testing and packaging capabilities, known as integrated device manufacturers, have increasingly outsourced stages of the semiconductor production process, including testing and packaging, to independent companies in order to reduce costs and shorten production cycles. In addition, the availability of advanced independent semiconductor manufacturing services has also enabled the growth of so-called “fabless” semiconductor companies that focus exclusively on design and marketing and outsource their manufacturing, testing and packaging requirements to independent companies. We cannot assure you that these integrated device manufacturers and fabless semiconductor companies will continue to outsource their testing and packaging requirements to third parties like us. A reversal of, or a slowdown in, this outsourcing trend could result in reduced demand for our services and adversely affect our growth prospects and profitability.

If we are unable to compete favorably in the highly competitive semiconductor testing and packaging markets, our revenues and net income may decrease.

     The semiconductor testing and packaging markets are very competitive. We face competition from a number of sources, including other independent semiconductor testing and packaging companies, especially those that offer turnkey testing and packaging services. We believe that the principal competitive factors in the testing and packaging market are:

  the ability to provide total solutions to our customers;

  technological expertise;

  the range of testing platforms and package types available;

  software conversion program capability;

  the ability to work closely with customers at the product development stage;

  responsiveness and flexibility;

  production cycle time;

  capacity;

  production yield; and

  price.

     We face increasing competition from other testing and packaging companies, as most of our customers obtain testing or packaging services from more than one source. In addition, some of our competitors may have access to more advanced technologies and greater financial and other resources than we do. Many of our competitors have shown a willingness to quickly and sharply reduce prices, as they did in 2001, in order to maintain capacity utilization in their facilities during periods of reduced demand. Although prices have stabilized, any renewed erosion in the prices for our testing and packaging services could cause our revenues and net income to decrease and have a material adverse effect on our financial condition and results of operations.

The complexity of the semiconductor testing and packaging process increases the costs and production risks of our business.

     Semiconductor testing and packaging involve significant technological and process expertise. In order to improve capacity utilization and efficiencies in our testing operations, we maintain advanced and expensive equipment and develop software conversion programs which enable us to test semiconductors utilizing different testing platforms. If we fail to successfully develop software conversion programs or if we are unable to effectively reduce the lead time necessary to interface our customers’ semiconductors with our testing equipment, our operational efficiency could suffer. In addition, our testing and packaging operations take place in clean rooms where air purity, temperature and humidity are controlled. If we are unable to effectively control our testing and packaging environment, some semiconductors could be damaged. Although we believe our operational efficiency has generally improved in recent years, we have from time to time experienced, and may in the future experience, production interruptions due to technical problems or operator errors in our testing and packaging processes. Any interruption in our operations could have a material adverse effect on our business.

Our profitability depends on our ability to respond to rapid technological changes in the semiconductor industry.

     The semiconductor industry is characterized by rapid increases in the diversity and complexity of semiconductors. As a result, we expect that we will need to constantly offer more sophisticated testing and packaging technologies and processes in order to respond to competitive industry conditions and customer requirements. If we fail to develop, or obtain access to, advances in testing or packaging technologies or processes, we may become less competitive and less profitable. In addition, advances in technology typically lead to declining average selling prices for semiconductors tested or packaged with older technologies or processes. As a result, if we cannot reduce the costs associated with our testing or packaging services, the profitability of a given service and our overall profitability may decrease over time.

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

  timing of capital expenditures in anticipation of future orders;

  changes in prices for our testing and packaging services;

  volume of orders relative to our testing and packaging capacity;

  our ability to obtain adequate testing and packaging equipment on a timely basis;

  changes in costs and availability of raw materials, equipment and labor; and

  earthquakes, drought, epidemics and other natural disasters, as well as industrial and other incidents such as fires and power outages.

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

     Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses in connection with previous acquisitions of testing and packaging equipment and facilities. Our profitability depends not only on pricing levels for our services, but also on utilization rates for our testing and packaging equipment, commonly referred to as “capacity utilization rates”. In particular, increases or decreases in our capacity utilization rates can significantly affect gross margins since the unit cost of testing and packaging services generally decreases as fixed costs are allocated over a larger number of units. In periods of low demand, we experience relatively low capacity utilization rates in our operations, which leads to reduced margins. During 2001, we experienced lower than anticipated utilization rates in our operations due to a significant decline in worldwide demand for our testing and packaging services, which resulted in reduced margins during that period. Although our capacity utilization rates have improved, we cannot assure you that we will be able to maintain or surpass our past gross margin levels if we cannot consistently achieve or maintain relatively high capacity utilization rates.

Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.

     Our capital requirements are difficult to plan in our highly cyclical and rapidly changing industry. We will need capital to fund the expansion of our facilities as well as fund our research and development activities in order to remain competitive. We believe that our existing cash and cash equivalents, short-term investments, expected cash flow from operations and existing credit lines will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements at least through the end of 2006. However, future capacity expansions or market or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

  our future financial condition, results of operations and cash flows;

  general market conditions for financing activities by semiconductor companies; and

  economic, political and other conditions in Taiwan and elsewhere.

     If we are unable to obtain funding in a timely manner or on acceptable terms, our growth prospects and future profitability may decline.

Restrictive covenants and broad default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations.

     We are a party to numerous loan and other agreements relating to the incurrence of debt, many of which include restrictive covenants and broad default provisions. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments and encumber or dispose of assets. In the event of a prolonged downturn in the demand for our services as a result of a downturn in the worldwide semiconductor industry or otherwise, we cannot assure you that we will be able to remain in compliance with our financial covenants which, as a result, may lead to a default. Furthermore, a default under one agreement may also trigger cross-defaults under our other agreements. In the event of default, we may not be able to cure the default or obtain a waiver on a timely basis. An event of default under any agreement governing our existing or future debt, if not cured or waived, could have a material adverse effect on our liquidity, financial condition and results of operations.

     We and our subsidiaries have on occasion failed to comply with certain financial covenants in some of our loan agreements as a result of reduced levels of operating cash flow due primarily to a downturn in the worldwide semiconductor industry in the fourth quarter of 2000, although our cash flow has subsequently improved. Such noncompliance may also have, through broadly worded cross-default provisions, resulted in defaults under some of the agreements governing our other existing debt. We and our subsidiaries obtained waivers from the relevant lenders relating specifically to such noncompliance. Such noncompliance has not had any significant effect on our ability to repay or refinance amounts due in respect of our existing debt. For these and other reasons, including our financial condition and our relationship with our lenders, no lender has to date sought and we do not believe that any of our lenders would seek to declare a default or enforce remedies in respect of our existing debt, as a result of cross-default provisions or otherwise, although we cannot provide any assurance in this regard.

We depend on select personnel and could be affected by the loss of their services.

     We depend on the continued service of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. Although some of these management personnel have entered into employment agreements with us, they may leave before the expiration of these agreements. We are not insured against the loss of any of our personnel. In addition, we may be required to increase substantially the number of these employees in connection with our expansion plans, and there is intense competition for their services in the semiconductor industry. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. In addition, we may need to increase employee compensation levels in order to attract and retain our existing officers and employees and the additional personnel that we expect to require. Furthermore, a portion of the workforce at our facilities in Taiwan are foreign workers employed by us under work permits which are subject to government regulations on renewal and other terms. Consequently, our business could also suffer if the Taiwan regulations relating to the import of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at a reasonable cost.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

     The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Furthermore, during the course of the evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

If we are unable to obtain additional testing and packaging equipment or facilities in a timely manner and at a reasonable cost, our competitiveness and future profitability may be adversely affected.

     The semiconductor testing and packaging businesses are capital-intensive and require significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor testing and packaging equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain a significant amount of such equipment from a limited number of suppliers, including, in the case of testers, Agilent Technologies, Inc., Teradyne, Inc., Credence Systems Corporation, LTX Corporation and, in the case of wire bonders, Kulicke & Soffa Industries Inc. In the case of handlers, we purchase equipment from Seiko Epson, and, in the case of probers, we purchase equipment from Tokyo Electron Limited. From time to time we have also leased certain equipment and have in the past two years increased the amount of equipment we lease. See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Cost of Revenues”. We have no binding supply agreements with any of our suppliers and acquire our testing and packaging equipment on a purchase order basis, which exposes us to changing market conditions and other substantial risks. For example, shortages of capital equipment could result in an increase in the price of equipment and longer delivery times. Semiconductor testing and packaging also require us to operate sizeable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers’ orders, which could adversely affect our growth prospects as well as financial condition and results of operations. See “Item 4. Information on the Company—Business Overview—Equipment”.

Fluctuations in exchange rates could result in foreign exchange losses.

     Currently, the majority of our revenues from testing and packaging services is denominated in U.S. dollars and NT dollars. Our cost of revenues and operating expenses associated with testing and packaging services, on the other hand, are incurred in several currencies, primarily in NT dollars, U.S. dollars and Malaysian ringgit, as well as, to a lesser extent, Singapore dollars, Japanese yen and Hong Kong dollars. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing and packaging equipment, has been, and is expected to continue to be, denominated in U.S. dollars with much of the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rate Risk”.

The loss of a large customer or disruption of our strategic alliance or other commercial arrangements with semiconductor foundries and providers of other complementary semiconductor manufacturing services may result in a decline in our revenues and profitability.

     Although we have over 200 customers, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period due in part to the concentration of market share in the semiconductor industry. Our five largest customers together accounted for approximately 34%, 30% and 32% of our net revenues in 2003, 2004 and 2005, respectively. There has been significant variation in the composition of our largest five customers over time. No customer accounted for more than 10% of our net revenues in 2003, 2004 or 2005. This variation is due primarily to the high level of competition in the semiconductor industry in which our customers operate. The demand for our services from a customer is directly dependent on that customer’s level of business activity, which could vary significantly from year to year. Our key customers typically operate in the cyclical semiconductor business and, in the past, have varied, and may in the future vary, order levels significantly from period to period. Some of these companies are relatively small, have limited operating histories and financial resources and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in past periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders could adversely affect our revenues and profitability. In addition, during cyclical market downturns, we have in the past reduced, and may in the future reduce, our prices to limit the level of order cancellations. Any price reduction would likely reduce our margins and profitability.

     Our strategic alliance with TSMC, the world’s largest dedicated semiconductor foundry, and ASE Inc., as well as ASE Inc.’s and our other commercial arrangements with providers of complementary semiconductor manufacturing services, enable us, in conjunction with ASE Inc., to offer total semiconductor manufacturing solutions to our customers. This strategic alliance and any of our other commercial arrangements may be terminated at any time. A termination of this strategic alliance and other commercial arrangements, and our failure to enter into substantially similar alliances and commercial arrangements, may adversely affect our competitiveness and our revenues and profitability.

We depend on our agent for a portion of our sales in North America and Europe. Any serious disruption in our relationship with our agent, or substantial loss in its effectiveness, could significantly reduce our revenues and profitability.

     We depend on a non-exclusive agent, Gardex International Limited, or Gardex, for a portion of our sales service in North America and Europe. Gardex helps us identify customers and, within parameters set by us, helps us negotiate price, delivery and other terms with our customers. Purchase orders are placed directly with us by our customers.

     Currently, Gardex performs services only for ASE Inc. and ASE Inc.’s subsidiaries, including us and our subsidiaries, but Gardex is not owned or controlled by us or ASE Inc. Gardex is free to perform sales and support services for others, including our competitors. While the acquisition of ASE (U.S.) Inc. by J&R Holding Limited, a subsidiary of ASE Inc., has significantly decreased our dependence upon non-exclusive agents for sales and customer service in North America and Europe, we may not be able to develop sufficient capabilities internally on a timely basis or to find an adequate replacement for Gardex should our relationship with Gardex change unexpectedly. Any serious disruption in our relationship with Gardex or substantial loss in Gardex’s effectiveness in performing its sales functions could significantly reduce our revenues and profitability. See “Item 4. Information on the Company—Business Overview—Sales and Marketing—Sales and Customer Service Agents”.

Adverse developments in ASE Inc.’s operations, competitive position or customer base could negatively affect us.

     We believe that we have benefited significantly from our relationship with ASE Inc. Our proximity to, and close working relationship with, ASE Inc. have enabled us to provide value-added services to our customers. A substantial majority of our net revenues from testing services performed at our Kaohsiung, Taiwan facilities has historically been, and is expected to continue to be, derived from customers who are also customers of ASE Inc. We have from time to time billed ASE Inc. directly for some of our testing services performed in Taiwan as part of turnkey services provided by ASE Inc. and by us. Because of our close relationship with ASE Inc., any adverse development in ASE Inc.’s operations, competitive position or customer base could have a material adverse effect on our business, future revenues and profitability.

Our interests may conflict with those of our controlling shareholder, who may take actions that are not in our or our shareholders’ best interest.

     ASE Inc., our controlling shareholder, is principally engaged in the semiconductor packaging business. ASE Inc. is also engaged in the semiconductor testing business through its 51.0% shareholding in our company and otherwise. ASE Inc. does not, under Singapore law, owe any fiduciary obligation to our minority shareholders. ASE

Inc. is in a position to control actions that require shareholders’ approval by ordinary resolution, including the timing and payment of dividends and the election of our entire board of directors. In addition, some members of our board of directors are employed by, or serve as directors of, companies within the ASE Group, and our Chairman and five other directors hold similar positions at ASE Inc. Accordingly, ASE Inc. or its affiliates may take actions that are not in our or our other shareholders’ best interest.

     ASE Inc. and we have had, and will continue to have, some common customers. These customers conduct separate qualification procedures of ASE Inc.’s and our facilities based on their own evaluation of various factors, including geographic location of the facilities, range and quality of testing platforms available, technical expertise, testing capacity and price, and generally indicate which facilities they desire to use. There are no agreements between ASE Inc. and us with respect to the allocation of business from our common customers.

     We and ASE Inc. and its affiliates continue to have contractual and other business relationships and may, from time to time, engage in transactions that are material to us.

     The ownership by ASE Inc. of a substantial percentage of our outstanding shares and ASE Inc.’s affiliation with members of our board of directors may have the effect of:

  delaying, deferring or preventing a change in who controls us;

  discouraging bids for our shares at a premium over the market price; and

  adversely affecting the market price of our shares.

Our revenues and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at a reasonable price.

     Our packaging operations require that we obtain adequate supplies of raw materials on a timely basis. Shortages in the supply of raw materials experienced by the semiconductor industry have in the past resulted in occasional price increases and delivery delays. For example, in 1999 and the first half of 2000, the industry experienced a shortage in the supply of advanced substrates used in ball grid array, or BGA, packaging. Raw materials such as advanced substrates are prone to supply shortages since such materials are produced by a limited number of suppliers such as Kinsus Interconnect Technology Corporation, SMI Electronic Devices Inc., Nanya Printed Circuit Board Corporation, Daeduck Electronics Technology Co. Ltd. and Phoenix Precision Technology Corporation. ASE Material (now operated as a division of ASE Inc. but expected to be spun-off into a separate subsidiary of ASE Inc., subject to approval at ASE Inc.’s annual general shareholders’ meeting in June 2006) and commencement of production of interconnect materials at ASE (Shanghai) Inc., a wholly-owned subsidiary of ASE Inc., have improved ASE Inc.’s and our ability to obtain advanced substrates on a timely basis and at a reasonable cost. However, we do not expect ASE Inc.’s in-house interconnect materials operations to be able to meet all of our interconnect materials requirements. Consequently, we will remain dependent on market supply and demand for our raw materials. Recently, we have experienced a tightening in the market supply of raw materials. The fire in May 2005 at our and ASE Inc.’s facilities in Chung Li, Taiwan also damaged a substantial portion of ASE Inc.’s production capacity of interconnect materials for use in packaging operations, although ASE Inc.’s interconnect materials capacity has since returned to pre-fire levels. We cannot guarantee that we will not experience shortages in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner or at a reasonable price. Our revenues and net income could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

Any environmental claims or failure to comply with any present or future environmental regulations, as well as any fire or other industrial accident, may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.

     We are subject to a various laws and regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our packaging process. Although we have not suffered material environmental claims in the past, the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations. New regulations could require us to acquire costly equipment or to incur other significant expenses that we may not be able to pass on to our customers. See “Item 4. Information on the Company – Business Overview –Raw Materials”. Additionally, any failure on our part to control the use, or adequately restrict the discharge, of hazardous substances could subject us to future liabilities that may have a material adverse effect on our financial condition and results of operations.

Any impairment charges may have a material adverse effect on our net income.

     Under ROC GAAP and U.S. GAAP, we are required to evaluate our long-lived assets, including equipment and goodwill, for possible impairment at least annually or whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge.

     With respect to long-lived assets, we did not recognize any impairment charges with regards to our equipment for the years ended December 31, 2003, 2004 and 2005. With respect to goodwill, in 2004, we recognized an impairment charge of $26.5 million under ROC GAAP and $41.5 million under U.S. GAAP. We did not recognized any goodwill impairment in 2005. As of December 31, 2005, goodwill under ROC GAAP and U.S. GAAP amounted to $20.6 million and $40.9 million, respectively. See “Item 5. Operating and Financial Review and Prospects-Operating Results and Trend Information – Critical Accounting Policies – Valuation of Long-Lived Assets” and “Item 5. Operating and Financial Review and Prospects – Operating Results and Trend Information – Critical Accounting Policies – Goodwill”.

     We are unable to estimate the extent and timing of any impairment charges for long-lived assets or goodwill for future years under ROC GAAP or under a reconciliation with U.S. GAAP, and we cannot give any assurance that impairment charges will not be required in periods subsequent to December 31, 2005. Any impairment charge may have a material adverse effect on our net income. The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period in which our operating results and outlook are otherwise already depressed.

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

  instability of economies and governments; and

  changes in laws and policies affecting trade and investment, including foreign exchange controls.

     In addition, the currencies of several countries in Asia, including Malaysia and Taiwan, where our principal operating facilities are located and where many of our customers have facilities, have in the past experienced, and may in the future experience, substantial depreciation and volatility. In response to these declines, some governments in the region have in the past taken, and may in the future take, drastic steps to stabilize their currencies, including raising official interest rates and other measures. Some governments in the region have in the past imposed, and may in the future impose, foreign currency exchange controls. In September 1998, the Malaysian government imposed strict foreign currency exchange controls. Although such foreign exchange controls imposed by Malaysia have since been liberalized and do not restrict the flow of funds arising from trade transactions and repatriation of profits to investors, we cannot assure you that Malaysia or other countries in Asia will not impose similar or other currency control measures in the future.

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

Strained relations between the Republic of China and the People’s Republic of China could negatively affect our business and the market value of our shares.

     Our principal executive offices and our principal testing facilities are located in Taiwan and approximately 63.5% of our net revenues in 2005 was derived from our operations in Taiwan. The ROC has a unique international political status. The government of the People’s Republic of China, or the PRC, asserts sovereignty over all of China, including Taiwan and does not recognize the legitimacy of the ROC government. Although significant economic and cultural relations have been established in recent years between the ROC and the PRC, relations have often been strained and the PRC government has indicated that it may use military force to gain control over Taiwan in some circumstances, such as the declaration of independence by the ROC. Relations between the ROC and the PRC have been particularly strained in recent years. Political uncertainty could adversely affect the prices of our shares. Relations between the ROC and the PRC and other factors affecting the political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our shares.

As a substantial portion of our business and operations is located in Taiwan, we are vulnerable to earthquakes, typhoons, drought and other natural disasters, as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.

     Taiwan is susceptible to earthquakes and has experienced severe earthquakes which caused significant property damage and loss of life, particularly in the central and eastern parts of Taiwan. Earthquakes have damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. We have never experienced structural damage to our facilities or damage to our machinery and equipment as a result of these earthquakes. In the past, however, we have experienced interruptions to our production schedule primarily as a result of power outages caused by earthquakes.

     Taiwan is also susceptible to typhoons, which may cause damage and business interruptions to companies with facilities located in Taiwan. In 2001, Taiwan experienced severe damage from typhoons, including a typhoon on September 16 that caused over 100 deaths, severe flooding and extensive damage to property and businesses. In the third quarter of 2004, there was a typhoon that interrupted water supplies in Chung Li, Taiwan. We have not experienced any material damage or business interruption from typhoon activity in Taiwan.

     In May 2002, Taiwan experienced a severe drought. Although our manufacturing process does not rely on an adequate supply of water, and we were not affected by the May 2002 drought directly, a drought may interrupt the manufacturing process of the foundries located in Taiwan, in turn disrupting some of our customers’ production, which could result in a decline in the demand for our services. In addition, the supply of electrical power in Taiwan, which is primarily provided by Taiwan Power Company, the state-owned electric utility, is susceptible to disruption that could be prolonged and frequent, caused by overload as a result of high demand or other reasons.

     Our production facilities as well as many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected by an earthquake, a typhoon, a drought or any other natural disasters, or power outage or other industrial incidents, it could result in a decline in the demand for our packaging and testing services. If our suppliers and providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake, typhoon, drought, or other natural disasters in Taiwan or power outage or other industrial incidents could severely disrupt the normal operation of our business and have a material adverse effect on our financial condition and results of operations.

Any outbreak of avian flu or recurrence of SARS or other contagious disease may have an adverse effect on the economies and financial markets of certain Asian countries and may adversely affect our results of operations.

     The World Health Organization, or WHO, reported in January 2005 that “during 2004, large parts of Asia experienced unprecedented outbreaks of highly pathogenic avian influenza, caused by the H5N1 virus,” which moved the world closer than at any time since 1968 to an influenza pandemic “with high morbidity, excess mortality, and social and economic disruption.” There have continued to be cases of outbreaks of avian flu in certain regions of Asia, Europe and Africa with human casualties reported in countries such as Azerbaijan, Cambodia, Egypt, Indonesia, Iraq, the PRC, Thailand, Turkey and Vietnam. Additionally, in the first half of 2003, the PRC, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries encountered an outbreak of severe acute respiratory syndrome, or SARS, which is a highly contagious form of atypical pneumonia. The SARS outbreak had an adverse effect on our results of operations for the first half of 2003, primarily due to the lower than expected demand for our packaging and testing services that resulted from the adverse effect of such SARS outbreak on the level of economic activity in the affected regions. There is no guarantee that an outbreak of avian flu, SARS or other contagious disease will not occur again in the future and that any future outbreak of avian flu, SARS or other contagious disease, or the measures taken by the governments of the ROC, Hong Kong, the PRC or other countries against such potential outbreaks, will not seriously interrupt our production operations or those of our suppliers and customers, which may have a material adverse effect on our results of operations. The perception that an outbreak of avian flu, SARS or other contagious disease may occur again may have an adverse effect on the economic conditions of certain countries in Asia.

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

     Our subsidiaries depend on us for future equity-related financings, and any capital contribution by us to our subsidiaries may require the approval of the relevant authorities in the jurisdiction in which the subsidiary is incorporated. For example, any capital contribution by us to ASE Test Taiwan requires the approval of the authorities of the Export Processing Zone Administration of the ROC Ministry of Economic Affairs. We may not be able to obtain any such approval in the future in a timely manner or at all.

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

  quarterly variations in operating results;

  changes in financial estimates by securities analysts; and

  other events or factors.

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

     The Singapore Code on Takeovers and Mergers contains provisions that may delay, deter or prevent a future takeover or change in control of our company. Anyone acquiring an interest, either on his or her own or together with parties acting in concert, in 30.0% or more of our voting shares may be required to extend a takeover offer for the remaining voting shares in accordance with the Singapore Code on Takeovers and Mergers. A person holding between 30.0% and 50.0% (both inclusive) of our voting shares (either on his or her own or together with parties acting in concert) must also make a takeover offer if that person acquires an additional 1.0% of our voting shares in any six-month period. In addition, the offeror must make an appropriate offer or proposal to holders of our securities which are convertible into non-voting shares and may also be required to make such offer to holders of securities of our subsidiaries, which are convertible into our shares. These provisions may discourage or prevent some types of transactions involving an actual or threatened change of control of our company. This could harm our shareholders because a transaction of that kind might otherwise provide an opportunity for our shareholders to sell shares at a price above the prevailing market price.

Item 4. Information on the Company.

HISTORY AND DEVELOPMENT OF THE COMPANY

     ASE Test Limited is a Singapore holding company incorporated on December 1, 1995 as Jarich Test Private Limited, which changed its name to ASE Test Private Limited on February 13, 1996 and to ASE Test Limited on April 23, 1996. We acquired, through an exchange of shares with our parent company, ASE Inc., and other individuals, substantially all of the shares of ASE Test, Inc. in May 1996. The exchange was accounted for as a reorganization of companies under common control.

     Our registered offices are located at One Marina Boulevard #28-00, Singapore 018989, and the telephone number at the location is (65) 6890-7188. Our principal executive offices are located at 10 West Fifth Street, Nantze Export Processing Zone, Kaohsiung, Taiwan, Republic of China, and our telephone number at the location is (886-7) 363-6641.

     ASE Test, Inc., whose predecessor was a subsidiary of ETC Flextronics, Inc., is located in Taiwan and is engaged in the testing of semiconductors. In 2003, ASE Test, Inc. dissolved its wholly-owned subsidiary in the United States, ASE Test (U.S.A.) Inc., which was incorporated in 1996 and was engaged in after-sales service to customers of ASE Test, Inc.

     In June 1996, our shares were approved for quotation on the Nasdaq National Market in the United States.

     On April 15, 1997, we issued 18,000,000 shares (after retroactive adjustments for two-for-one stock splits in 1998 and 1999) to ASE Holdings (Bermuda), Inc., a wholly-owned subsidiary of ASE Inc., in exchange for all of the shares of ASE Holdings (Singapore) Pte. Ltd., which is a Singapore holding company that owns 100.0% of the shares of ASE Electronics (M) Sdn. Bhd., also known as ASE Test Malaysia. ASE Test Malaysia is engaged in the testing and packaging of semiconductors.

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

   ASE Chung Li and ASE Korea

     In July 1999, we and our parent company, ASE Inc., jointly acquired Motorola’s semiconductor businesses in Chung Li, Taiwan and Paju, South Korea for the testing and packaging of semiconductors with principally communications, consumer and automotive applications. Substantially all of the assets of ASE Chung Li were acquired for a base price of $150.0 million in cash, consisting of an initial payment at closing and additional payments in installments contingent upon certain targets of revenue from packaging and testing services provided to Motorola being met. All such installments were paid by July 2004. The ASE Korea acquisition was structured as a stock acquisition of 100.0% of the outstanding shares of ASE Korea for a base price of $140.0 million in cash, consisting of an initial payment with the remainder payable over five years. In addition to the combined base price of $290.0 million, approximately $60.1 million in cash was paid to purchase capital assets at both facilities which were acquired after January 1, 1999 and specified inventories and cash positions. Under the acquisition agreements, ASE Inc. acquired a 70.0% interest in each of the two businesses, and we acquired the remaining 30.0% interest. This division of the investment reflected in part our estimate of the relative testing and packaging values at the facilities. We and ASE Inc. hold our interests in ASE Korea through ASE Investment (Labuan).

   ASE Chung Li and ASE Material’s Merger into ASE Inc.

     On August 1, 2004, ASE Chung Li and ASE Material merged with and into ASE Inc. with ASE Inc. as the surviving corporation. As a result of the merger, all of the assets and liabilities of ASE Chung Li and ASE Material are owned and have been assumed by ASE Inc. and the operations of ASE Chung Li and ASE Material have been integrated with the operations of ASE Inc.

     The merger was consummated by means of a share exchange pursuant to which we, along with other respective shareholders, other than ASE Inc., of ASE Chung Li and ASE Material, received common shares of ASE Inc. in exchange for the common shares of each of ASE Chung Li and ASE Material. ASE Inc. issued 282,315,437 common shares in connection with the merger, representing approximately 7.9% of its outstanding shares as of October 28, 2003 before giving effect to such issuance. Following the completion of this merger, our ownership interests in ASE Chung Li were reduced to zero. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

BUSINESS OVERVIEW

Introduction

     We believe that we are one of the world’s largest independent semiconductor testing companies, providing a complete range of testing services, including:

  front-end engineering testing at our facilities in the Silicon Valley area in California, Austin, Texas and Taiwan;

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

     We focus primarily on testing complex, high-performance logic/mixed-signal semiconductors and packaging advanced package types. In 2005, approximately 98.4% of our net testing revenues was derived from testing complex, high-performance logic/mixed-signal semiconductors and approximately 71.1% of our net packaging revenues was derived from packaging advanced substrate and leadframe-based packages. Semiconductors tested and packaged by us are used in diverse end-use markets, including communications, consumer electronic, personal computer and industrial products and other applications.

     We believe that we are well positioned to meet the requirements of semiconductor companies worldwide for outsourced testing and packaging services across a diverse range of end-use applications because of:

  our ability to provide a broad range of advanced semiconductor testing services;

  our ability to offer, in conjunction with ASE Inc., a broad range of turnkey services, including advanced packaging services;

  our scale of operations and financial position which enable us to make significant investments in capacity expansion and research and development, as well as to make selective acquisitions;

  our geographic presence in key centers of outsourced semiconductor and electronics manufacturing; and

  our long-term relationships with providers of complementary semiconductor manufacturing services, including our strategic alliance, in conjunction with ASE Inc., with TSMC, the world’s largest dedicated semiconductor foundry.

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

     The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns. The Semiconductor Industry Association estimates that worldwide sales of semiconductors increased from approximately $51 billion in 1990 to approximately $227 billion in 2005. The semiconductor industry experienced strong growth between 1992 and 1995 and between 1998 and 2000, with declines between 1996 and first half of 1997 as well as in 1998. Starting from the fourth quarter of 2000, the semiconductor industry experienced a severe downturn due to a slowdown in the global economy, overcapacity in the semiconductor industry and worldwide inventory adjustment. The semiconductor industry started to show signs of a modest recovery in 2002, primarily as a result of inventory replenishment and the introduction of new products. This modest recovery, evident in 2002 and 2003, strengthened in 2004 and 2005, according to Gartner Dataquest. We believe that the pattern of long-term growth and cyclical fluctuations will continue in the semiconductor industry.

   Overview of Semiconductor Manufacturing Process

     The manufacturing of semiconductors is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The following table sets forth the main stages of the manufacturing process. We are involved in all stages of the semiconductor manufacturing process except circuit design and wafer fabrication.

Process	Description

Circuit Design	The design of a semiconductor is developed by laying out circuit components and interconnections. A complex circuit may be designed with as many as 30 layers of patterns or more.

Front-End Engineering Test	Throughout and following the design process, prototype semiconductors undergo front-end engineering testing, which involves software development, design validation and reliability and failure analysis.

Wafer Fabrication	The process begins with the generation of a photomask through the definition of the circuit design pattern on a photographic negative, known as a mask, by an electron beam or laser beam writer. These circuit patterns are transferred to the wafers using various advanced processes.

Wafer Probe	Each individual die is electrically tested, or probed, for defects. Dies that fail this test are marked to be discarded.

Packaging	Packaging, also called assembly, is the processing of bare semiconductors into finished semiconductors and serves to protect the die and facilitate electrical connections and heat dissipation.

Final Test	Packaged semiconductors are tested to ensure that each device meets performance specifications.

   Outsourcing Trends in Semiconductor Manufacturing

     Historically, semiconductor companies designed, manufactured, tested and packaged semiconductors primarily in their own facilities. Over the past several years, there has been a trend in the industry to outsource stages in the manufacturing process. Virtually every significant stage of the manufacturing process can be outsourced. Wafer foundry services and semiconductor packaging services are currently the largest segments of the independent semiconductor manufacturing services market. Most of the world’s major integrated device manufacturers use some independent manufacturing services to maintain a strategic mix of internal and external manufacturing capacity.

     The availability of technologically advanced independent manufacturing services has also enabled the growth of “fabless” semiconductor companies that focus on semiconductor design and marketing and outsource their fabrication, testing and packaging requirements to independent companies. We believe that the growth in the number and scale of fabless semiconductor companies that rely solely on independent companies to meet their manufacturing requirements will continue to be a driver of growth in the market for independent foundry, testing and packaging services. Similarly, the availability of technologically advanced independent manufacturing services has encouraged integrated device manufacturers, which had traditionally relied on in-house semiconductor manufacturing capacity, to increasingly outsource their manufacturing requirements to independent semiconductor manufacturing companies.

     We believe the outsourcing of semiconductor manufacturing services will increase in the future from current levels for many reasons, including the following:

     Technological Expertise and Significant Capital Expenditure. Semiconductor manufacturing processes have become highly complex, requiring substantial investment in specialized equipment and facilities and sophisticated engineering and manufacturing expertise. Technical expertise becomes increasingly important as the industry transitions from one generation of technology to another, as evidenced by the current migration of fabrication technology from 8-inch to 12-inch wafers. In addition, product life cycles have been shortening, magnifying the need to continuously upgrade or replace manufacturing equipment to accommodate new products. As a result, new investments in in-house testing, packaging and fabrication facilities are becoming less desirable to integrated device manufacturers because of the high investment costs as well as the inability to achieve sufficient economies of scale and utilization rates necessary to be competitive with the independent service providers. Independent testing, packaging and foundry companies, on the other hand, are able to realize the benefits of specialization and achieve economies of scale by providing services to a large base of customers across a wide range of products. This enables them to reduce costs and shorten production cycles through high capacity utilization and process expertise. In the process, they are also able to focus on discrete stages of semiconductor manufacturing and deliver services of superior quality.

     Since the recent industry downturn that began in the fourth quarter of 2000 and started to improve in 2002, semiconductor companies have significantly reduced their investment in in-house testing and packaging technologies and capacity. As a result, some semiconductor companies may have limited in-house expertise and capacity to accommodate large orders following a recovery in demand, particularly in the area of advanced technology. We expect semiconductor companies to increasingly outsource their testing and packaging requirements to take advantage of the advanced technology and scale of operations of independent testing and packaging companies.

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

     The following table sets forth, for the periods indicated, our testing and packaging revenues as a percentage of net revenues.

	Year Ended December 31,

	2003	2004	2005

	(percentage of net revenues)
Testing revenues(1)	74.5%	80.2%	82.4%
Packaging revenues	25.5	19.8	17.6

Total net revenues	100.0%	100.0%	100.0%

(1)	Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of our camera module assembly operations as discontinued operations. “See Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Discontinued Operations”.

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

  Reliability Analysis. Reliability analysis is designed to assess the long-term reliability of the semiconductor and its suitability of use for intended applications. Reliability testing can include “burn-in” services, which electrically stress a device, usually at high temperature and voltage, for a period of time long enough to cause the failure of marginal devices.

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

     Wafer Probing. Wafer probing is the step immediately before packaging of semiconductors and involves visual inspection and electrical testing of the processed wafer for defects to ensure that it meets our customers’ specifications. Wafer probing services require expertise and testing equipment similar to that used in final testing, and most of our testers can also be used for wafer probing.

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

     Other Test-Related Services. We provide a broad range of additional test-related services, including:

  Burn-in Testing. Burn-in testing is the process of electrically stressing a device, usually at high temperature and voltage, for a period of time to simulate the continuous use of the device to determine whether this use would cause the failure of marginal devices;

  Dry Pack. Dry pack is the process which involves heating semiconductors in order to remove moisture before packaging and shipping to customers; and

  Tape and Reel. Tape and reel is the process which involves transferring semiconductors from a tray or tube into a tape-like carrier for shipment to customers.

     The following table sets forth, for the periods indicated, the percentage of our net testing revenues accounted for by each type of testing service.

	Year Ended December 31,

	2003	2004	2005

	(percentage of net testing revenues)
Logic/mixed-signal testing	97.9%	98.0%	98.4%
Memory testing	2.1	2.0	1.6

Total net testing revenues	100.0%	100.0%	100.0%

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

     The following table sets forth our principal packaging products:

Number of
Package Format	Leads	Description	End Use Applications

Ball Grid Array (BGA)	42-1,517	Designed for semiconductors	Cellular phones, pagers, wireless
		which require the enhanced	communications, DSPs, micro-
		performance provided by BGA,	controller applications and high-
		including personal computer	performance disk drives.
chipsets, graphic controllers and
microprocessors, ASICs, digital
signal processors, also called
DSPs, and memory devices.

Quad Flat Package	32-304	Designed for advanced	Multimedia applications, cellular
(QFP)/Thin QFP (TQFP)		processors and controllers, ASICs	phones, personal computers,
		and DSPs.	automotive and industrial
products, hard disk drives,
communication boards such as
ethernet, integrated services
digital network, also called ISDN,
and notebook computers.

Plastic Leaded Chip	20-84	Designed for applications that do	Personal computers, scanners,
Carrier (PLCC)		not require low profile package	electronic games and monitors.
with high density of
interconnects.

Small Outline Plastic	48-64	Leadframe packages designed for	Consumer audio/video and
Package (SOP)/Thin SOP		memory devices including logic	entertainment products, cordless
(TSOP)		and analog devices, SRAM,	telephones, pagers, fax machines,
		DRAM, fast static RAM, also	printers, copiers, personal
		called FSRAM, and flash	computer peripherals, automotive
		memory devices.	parts, telecommunications
products, recordable optical disks
and hard disk drives.

Small Outline Plastic J-	16-28	Designed for memory and low	DRAM memory devices,
Bend Package (SOJ)		pin-count applications.	microcontrollers, digital analog
conversions and audio/video
applications.

Plastic Dual In-line	8-16	Used in consumer electronic	Telephones, televisions,
Package (PDIP)		products.	audio/video applications and
computer peripherals.

Very Small Peripheral	80	Designed for fingerprint	Notebook computers, desktop
Array (VSPA)		identification.	personal computers and
automated teller machines.

Land Grid Array (LGA)	6-40	Designed for applications that	Computer servers, cellular
		require high electricity	phones, network hubs and base
		consumption and small package	stations.
sizes.

Quad Flat Non-Leaded	6-64	Designed for applications that	Cellular phones, computer servers
Package (QFN)		require low profile packages and	and audio/visual equipment.
high electricity consumption.

     Historically, we also offered module assembly services, which combine one or more packaged semiconductors with other components in an integrated module to enable increased functionality, typically using automated surface mount technology, or SMT, machines and other machinery and equipment for system-level assembly. Beginning in 2003, we provided our module assembly services at our facilities in Malaysia to a customer for the assembly of camera modules used in handsets. Revenues from such services decreased substantially in 2005 as our customer moved its camera module assembly in-house and we disposed of our camera module assembly operations in Malaysia in October 2005. See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Discontinued Operations”.

     The following table sets forth, for the periods indicated, the approximate percentage of our net packaging revenues accounted for by each principal type of packaging products or services.

	Year Ended December 31,

	2003	2004	2005

	(percentage of net packaging revenues)
Advanced substrate and leadframe-based
packages(1)(2)	53.7%	63.9%	71.1%
Traditional leadframe-based packages(3)	31.8	31.2	13.5
Other	14.5	4.9	15.4

Total	100.0%	100.0%	100.0%

(1)	Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of our camera module assembly operations as discontinued operations. See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Discontinued Operations”.

(2)	Includes leadframe-based packages such as QFP/TQFP and QFN and substrate-based packages such as various BGA package types and LGA.

(3)	Includes leadframe-based packages such as SOP/TSOP, SOJ, PLCC and PDIP.

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

Pricing

     We price our front-end engineering testing services principally on the basis of hourly test rates and the cost of engineering resources. We price our final testing services principally on the basis of the amount of time, measured in CPU seconds, taken by the automated testing equipment, including testers and handlers, to execute the test programs that are specific to the customer’s products. The price per CPU second for each particular product is determined based on a number of factors, including:

  the complexity of the product;

  the number of functions tested;

  the time required to test the product pursuant to the customer’s specifications;

  the current market landscape of each testing platform;

  labor costs;

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

Equipment

   Testing

     Testing equipment is the most capital-intensive component of the testing process. As of December 31, 2005, we operated 787 testers, of which 171 were consigned by our customers and 73 were leased under operating leases. We generally seek to purchase and lease testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. We purchase testing equipment from major international manufacturers, including Agilent Technologies, Inc., Teradyne, Inc., Credence Systems Corporation, LTX Corporation, Seiko Epson and Tokyo Electron Limited. We lease testing equipment from CIT Group (Taiwan) Limited, Macquarie (Asia) Pte Ltd and GE International Inc. We may consider purchasing and leasing additional advanced testers depending on market demand for our testing services and the availability of testers. Upon acquisition of new testing equipment, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testing equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers and computer workstations for use in software development. Each tester may be attached to a handler or prober. Handlers attach to testers and transport individual packaged semiconductors to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

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

   Packaging

     The most important equipment used in the semiconductor packaging process is the wire bonder. The number of wire bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. The wire bonders connect the input/output terminals on the silicon die using extremely fine gold wire to leads on leadframes or substrates. Typically, wire bonders may be used, with minor modifications, for the packaging of different products. We purchase our wire bonders principally from Kulicke & Soffa Industries Inc. As of December 31, 2005, we operated 404 wire bonders, of which 250 were fine pitch wire bonders. In addition to wire bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, die bonders, automated molding machines, laser markers, solder plates, pad printers, dejunkers, trimmers, formers, substrate saws and scanners.

Software Development and Engineering/Conversion Program

     We work closely with our customers to provide sophisticated software engineering services, including test program development, conversion and optimization, and related hardware design. Generally, testing requires customized testing software and related hardware to be developed for each particular product. Software is often initially provided by the customer, and then converted by us at our facilities, for use on one or more of our machines and contains varying functionality depending on specified testing procedures. Once a conversion test program has been developed, we perform trial tests on the semiconductors. Customer feedback on the test results enables us to adjust the conversion test programs prior to actual testing. We also typically assist our customers in collecting and analyzing the test results, and recommend engineering solutions to improve their design and production process. We have developed proprietary software, which automatically generates codes for creating and converting testing programs, and have also developed software for parallel testing of logic semiconductors, and for converting programs from one equipment platform to another. See “Item 5. Operating and Financial Review and Prospects––Research and Development”. Our inability to successfully develop conversion software programs could materially and adversely affect our operating efficiencies. See “Item 3. Key Information––Risk Factors––Risks Relating to Our Business—The complexity of the semiconductor testing and packaging process increases the costs and production risks of our business”.

Seasonality

     See “Item 5. Operating and Financial Review and Prospects––Operating Results and Trend Information––Consolidated Quarterly Results”.

Sales and Marketing

   Sales and Marketing Offices

     We maintain sales and marketing offices in the United States, Taiwan, Austria, Belgium, Germany, Korea, Malaysia and Japan. Our sales staff at all of our sales and marketing offices often call on prospective customers with the sales staff of ASE Inc. We conduct marketing research through our in-house customer service personnel and those of our sales agent and through our relationships with our customers and suppliers to keep abreast of market trends and developments. In placing orders with us, our customers specify which of our facilities these orders will go to. Our customers conduct separate qualification and correlation processes for each of our facilities that they use. See “––Qualification and Correlation by Customers”.

   Sales and Customer Service Agents

     Under commission agreements, ASE Test Taiwan and ASE Test Malaysia have appointed Gardex as the non-exclusive sales agent for their services and products worldwide. Gardex helps us identify customers and, within parameters set by us, helps us negotiate price, delivery and other terms with our customers. Gardex currently focuses on markets outside of Asia. Purchase orders are placed directly with us by our customers. We currently pay Gardex a commission of 0.50% of our sales outside of Asia, payable quarterly, depending on the amount of these sales. In 2003, 2004 and 2005, we paid $0.8 million, $0.8 million and $1.3 million, respectively, in commissions to Gardex.

     Gardex is wholly-owned by Y.C. Hsu, who has had a long personal relationship with Jason C.S. Chang, our Chairman and Chief Executive Officer, that predates the founding of our company. We have maintained a business relationship with Gardex and its predecessors since 1985. Gardex currently performs services only for ASE Inc. and us. See “Item 3. Key Information––Risk Factors––Risk Relating to Our Business—We depend on our agent for a portion of our sales in North America and Europe. Any serious disruption in our relationship with our agent, or substantial loss in its effectiveness, could significantly reduce our revenues and profitability”.

     Before ASE Inc. acquired ASE (U.S.) Inc. in July 2004, ASE Test Taiwan, ASE Test Malaysia and ISE Labs, pursuant to service agreements, used ASE (U.S.) Inc. as its non-exclusive agent to provide customer service and after-sales support to customers in Europe and North America. In July 2004, ASE Inc., through its subsidiary J&R Holding Limited, purchased all of the outstanding shares of ASE (U.S.) Inc. We continue to pay ASE (U.S.) Inc. a monthly fee based on its monthly services, associated costs and expenses plus a commission set by reference to the lower of a percentage of sales or a fixed fee. In 2003, 2004 and 2005, we paid $5.7 million, $7.0 million and $7.7 million, respectively, in fees and service charges to ASE (U.S.) Inc.

   Customers

     We believe that our advanced testing and packaging technologies, focus on complex, high-performance products and reputation for high quality and reliable services have been, and will continue to be, important factors in attracting and retaining customers. Our global base of over 200 customers includes leading semiconductor companies across a wide range of end-use applications, including:

•	Agilent Technologies, Inc.	•	Legerity Corporation
•	Altera Corporation	•	Marvell Technology Group
•	ATI Technologies, Inc.	•	Microsoft Corp.
•	ATMEL Corporation	•	NVIDIA Corporation
•	Cambridge Silicon Radio Limited	•	Philips Semiconductors Inc.
•	Conexant Systems, Inc.	•	Qualcomm Incorporated
•	DSP Group, Inc.	•	Silicon Image, Inc.
•	Infineon Technologies AG	•	STMicroelectronics Pte Ltd.
•	Lattice Semiconductor Corp.	•	VIA Technologies, Inc.
		•	Zoran Corporation

     Our five largest customers together accounted for approximately 34%, 30% and 32% of our net revenues in 2003, 2004 and 2005 respectively. There has been significant variation in the composition of our largest five customers over time, and as a result, we have been less dependent on any particular customer over time. No customer accounted for more than 10% of our net revenues in 2003, 2004 or 2005. We test and package for our customers a wide range of semiconductors with diverse end-use applications in the communication, personal computer, consumer electronic and industrial sectors.

     The following table sets forth, for the periods indicated, our net revenues categorized by the principal end-use applications of the semiconductors that we tested and packaged and the modules that we assembled as a percentage of our net revenues.

	Year Ended December 31,

	2003	2004	2005

	(percentage of net revenues)
Communications	29.2%	42.8%	42.1%
Personal computers	30.8	26.6	29.9
Consumer electronics/industrial/automotive	30.7	24.5	25.2
Other	9.3	6.1	2.8

Total net revenues	100.0%	100.0%	100.0%

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

	Year Ended December 31,

	2003	2004	2005

	(percentage of net revenues)
North America	61.4%	55.3%	61.8%
Asia	31.3	35.6	24.8
Europe	7.3	9.1	13.4

Total net revenues	100.0%	100.0%	100.0%

   Qualification and Correlation by Customers

     Customers generally require that our facilities undergo a stringent qualification process during which the customer evaluates our operations and production processes, including engineering, delivery control and testing capabilities. The qualification process typically takes up to eight weeks, but can take longer depending on the requirements of the customer. In the case of our testing operations, after we have been qualified by a customer and before the customer delivers semiconductors to us for testing in volume, a process known as correlation is undertaken. During the correlation process, the customer provides us with sample semiconductors to be tested and either provides us with the test program or requests that we develop a conversion program. In some cases, the customer also provides us with a data log of results of any testing of the semiconductors which the customer may have conducted previously. The correlation process typically takes up to two weeks, but can take longer depending on the requirements of the customer. We believe our ability to provide turnkey services reduces the amount of time spent by our customers in the qualification and correlation process. As a result, customers utilizing our turnkey services are able to achieve shorter production cycles.

Quality Control

     We believe that our reputation for high quality and reliable services has been important in attracting and retaining leading international semiconductor companies as customers for our testing and packaging services. We maintain a quality control staff at each of our facilities. Our quality control staff typically includes engineers, technicians and other employees who monitor testing and packaging processes in order to ensure high quality. Our quality assurance systems impose strict process controls, statistical in-line monitors, supplier control, data review and management, quality controls and corrective action systems. Our quality control employees operate quality control stations along production lines, monitor clean room environments and follow up on quality through outgoing product inspection and interaction with customer service staff. We have established quality control systems which are designed to ensure high quality service to customers and testing reliability and high production yields at our facilities. In addition, our testing and packaging facilities have been qualified by all of our major customers after satisfying stringent quality standards prescribed by these customers.

     Our testing and packaging operations are undertaken in clean rooms where air purity, temperature and humidity are controlled. To ensure stability and integrity of our operations, we maintain clean rooms at our facilities that meet U.S. Federal Standard 209E class 1,000, 10,000 and 100,000 standards.

     Our packaging and testing facilities in Malaysia and our testing facilities in Taiwan and Singapore have been certified as meeting TS 16949 standards. Such standards were originally created by the International Automotive Task Force in conjunction with the International Standards Organization, or ISO. These standards provide for continuous improvement with an emphasis on the prevention of defects and reduction of variation and waste in the supply chain. TS 16949 certification is required by some semiconductor manufacturers as a threshold indicator of a company’s quality control standards.

     Additionally, our packaging and testing facilities in Malaysia and our testing facilities in Taiwan, Singapore and California have been certified as meeting the ISO 9001. Our packaging and testing facilities in Malaysia and our testing facilities in Taiwan and California have been certified as meeting ISO 14001 quality standards set by the ISO. ISO certifications are required by many countries in connection with sales of industrial products.

     Our testing facilities in Taiwan have also been certified to be in compliance with OHSAS 18001:1999, a set of standards designed upon collaboration with occupational health and safety experts and now offered by many certification organizations as an indication of compliance with certain standards for occupational health and safety. Our testing facilities in Taiwan and our testing and packaging facilities in Malaysia have been certified as a “Sony Green Partner”, which indicates our compliance with the “Sony Green Package” standard requirements.

     ISE Lab’s testing facilities in Fremont, California have been approved by the U.S. military’s Defense Supply Center, Columbus, Sourcing and Qualifications Unit as a laboratory possessing the requisite level of performance, quality and reliability required of suppliers for the U.S. Department of Defense.

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

  the ability to provide total solutions to our customers;

  technological expertise;

  the range of testing platforms and package types available;

  software conversion program capability;

  the ability to work closely with customers at the product development stage;

  responsiveness and flexibility;

  production cycle time;

  capacity;

  production yield; and

  price.

     In packaging services, we primarily compete on the basis of:

  production yield;

  production cycle time;

  process technology;

  quality of service;

  capacity;

  location;

  range and quality of packaging types available; and

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

Material Effects of Government Regulations

     ASE Test Taiwan is subject to regulation by the Export Processing Zone Administration of the ROC Ministry of Economic Affairs in relation to land use, company registration, factory establishment, labor safety inspections, issuance of import and export licenses, foreign exchange, international trade management and capital contributions. ASE Test Taiwan is also subject to regulation and periodic monitoring by the Environmental Protection Administration, Executive Yuan, ROC and the Bureau of Environmental Protection, Kaohsiung City.

     ASE Test Malaysia operates under two licenses obtained from the Malaysian Industrial Development Authority and issued by the Ministry of International Trade and Industry of Malaysia. Some of the terms of the licenses are:

  ASE Test Malaysia’s shares that are held by non-citizens of Malaysia cannot be sold without the prior written consent of the Ministry of International Trade and Industry;

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

  One of the licenses requires that ASE Test Malaysia must use its best efforts to appoint companies owned by Malaysian citizens to distribute its products within Malaysia as well as to appoint distributors of the “bumiputra” ethnicity, primarily ethnic Malays, to distribute a minimum of 30% of its sales within Malaysia. The selection of “bumiputra” distributors should be effected only after consultation with the Ministry of International Trade and Industry. The appointment of foreign companies as distributors requires the prior approval of the Ministry of International Trade and Industry;

  One of the licenses requires that ASE Test Malaysia must export a minimum of 85% of its production;

  ASE Test Malaysia should use its best efforts to appoint Malaysian citizens to its board of directors and should inform the Ministry of International Trade and Industry on any appointment or change in its board of directors;

  ASE Test Malaysia should use its best endeavors to utilize the services of Malaysian-owned companies and enterprises in the context of the New Economic Policy of Malaysia; and

  The products of ASE Test Malaysia should attain a standard acceptable to the Malaysian government.

Raw Materials

     Semiconductor testing requires minimal raw materials. Substantially all of the raw materials used in our packaging processes are interconnect materials such as leadframes and substrates, gold wire and molding compound. Raw material costs as a percentage of our net revenues were 12.6%, 9.3% and 9.1% in 2003, 2004 and 2005, respectively.

     As a result of the “Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment”, or RoHS, becoming effective on July 1, 2006, we have begun adjusting our purchases of raw materials and our production processes in order to use raw materials that comply with this legislation for part of our production. The aim of this new legislation is to restrict the use in the European Union, or EU, of certain substances the EU has deemed harmful to consumers, which includes certain grades of molding compounds, solder and other raw materials that are used in our products. Manufacturers of electrical and electronic equipment will need to comply with this legislation in order to sell their products in an EU member state. As a result of this legislation, we expect that our customers will increasingly request that RoHS-compliant materials be used in our packaging processes.

     We do not maintain large inventories of leadframes, substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material for approximately two month’s production based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, several of our principal suppliers dedicate portions of their inventories, typically in amounts equal to the average monthly amounts supplied to us, as reserves to meet our production requirements. However, shortages in the supply of materials experienced by the semiconductor industry have in the past resulted in occasional price adjustments and delivery delays. For example, in the first half of 2000, the industry experienced a shortage in the supply of advanced substrates used in BGA packages, which, at the time, were only available from a limited number of suppliers located primarily in Japan. Recently, we have experienced a tightening in the market supply of raw materials, and the fire in May 2005 at our and ASE Inc.’s facilities in Chung Li, Taiwan damaged a substantial portion of ASE Inc.’s production capacity of interconnect materials for use in our packaging operations, although ASE Inc.’s interconnect materials capacity has since returned to pre-fire levels. We cannot guarantee that we will not experience shortages in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner and at a reasonable price. In the event of a shortage, we generally inform our customers and work together to accommodate changes in delivery schedules.

Environmental Matters

     Semiconductor testing does not generate significant pollutants. The semiconductor packaging process generates environmental wastes, including gaseous chemical, liquid and solid industrial wastes. We have installed various types of anti-pollution equipment for the treatment of liquid and gaseous chemical waste generated at our semiconductor packaging facilities in Malaysia, where substantially all of our packaging operations are located. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards that are consistent with the semiconductor industry practice in the countries in which our facilities are located. In addition, we believe we are in compliance in all material respects with present environmental laws and regulations applicable to our operations and facilities. For information regarding our compliance with a recent EU Directive affecting us, see “—Raw Materials”.

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

ORGANIZATIONAL STRUCTURE

     The following chart illustrates our corporate structure and effective ownership interest in each of our principal operating subsidiaries and affiliates as of May 31, 2006. The following chart does not include wholly-owned intermediate holding companies.

(1)	We and ASE Inc. hold our interests in ASE Korea through ASE Investments (Labuan).

     The following table sets forth summary information for our subsidiaries as of May 31, 2006:

			Total Paid-in
		Jurisdiction of	Capital	Our Ownership
Subsidiary	Main Activities	Incorporation	(in millions)	Interest

ASE Electronics (M) Sdn. Bhd.	Packaging and testing of	Malaysia	$62.3	100.0%
	semiconductors
ASE Test, Inc.	Testing of semiconductors	Taiwan	$193.3	99.99%
ISE Labs, Inc.	Testing of semiconductors	United States	$70.6	100.0%
ASE (Korea) Inc.	Packaging and testing of	Korea	$38.0	30.0%
	semiconductors

PROPERTY, PLANTS AND EQUIPMENT

     We maintain operations in Taiwan, Malaysia, California and Texas and Singapore. Our operations in Kaohsiung, Taiwan are located principally in four plants located in the Nantze Export Processing Zone in Kaohsiung. Substantially all of our facilities in Kaohsiung, including our principal executive offices, are located at these plants. With our diverse facilities and through cooperation with ASE Inc., we are able to closely tailor our testing solutions to our customers’ needs. The following table sets forth the location, commencement of operation, primary use, approximate floor space and ownership of our facilities as of April 30, 2006.

Approximate
		Commencement		Floor Space	Owned or
Facility	Location	of Operation	Primary Use	(in sq. ft.)	Leased

ASE Test Taiwan	Kaohsiung,	December 1987	Our primary testing facilities, which	1,045,000	Land: leased
	Taiwan		offer complete semiconductor		Buildings:
			manufacturing solutions in		owned and
			conjunction with ASE Inc.’s facility		leased
in Kaohsiung and foundries located
in Taiwan. Focuses primarily on
advanced logic/mixed-signal testing
for integrated device manufacturers,
fabless design companies and
system companies.

	Chung Li,	October 2001	Our primarily wafer probing testing	17,000	Land and
	Taiwan(1)		facilities.		building:
leased

ASE Test Malaysia	Penang,	February 1991	An integrated packaging and testing	729,000	Land: leased
	Malaysia		facility that focuses primarily on the		Buildings:
			requirements of integrated device		owned
manufacturers.

ISE Labs	Silicon Valley,	November 1983	Front-end engineering and final	327,000	Land and
	California		testing facilities located in northern		buildings:
	Austin, Texas		California in close proximity to		leased
some of the world’s largest fabless
	Singapore		design companies. Testing facilities
located in close proximity to
integrated device manufacturers and
fabless companies in Texas and
Southeast Asia.

(1)	In May 2005, our facilities in Chung Li, Taiwan suffered damage from a fire. Following the fire, we leased other facilities in Chung Li and have resumed operations.

     For information on the aggregate capacity of our facilities in terms of the number of testers and bonders we operate, see “––Business Overview––Equipment”. The capacity utilization rates of the machinery and equipment installed at our production facilities typically depend on factors such as the volume and variety of different products tested or packaged using such machinery and equipment, the efficiency of our operations in terms of the loading and adjustment of machinery and equipment for the testing or packaging of different products, the complexity of the different products to be tested or packaged, the amount of time set aside for the maintenance and repair of the machinery and equipment, the experience and schedule of work shifts of operators, and others.

Item 4A. Unresolved Staff Comments

     Not Applicable.

Item 5. Operating and Financial Review and Prospects.

     The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements, which are included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of any number of factors, such as those set forth under “Item 3. Key Information—Risk Factors” and elsewhere in this annual report. See “Special Note Regarding Forward-Looking Statements”. Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of our camera module assembly operations as discontinued operations. Information from our consolidated statements of cash flows has not been adjusted. See “—Discontinued Operations”.

OPERATING RESULTS AND TREND INFORMATION

Overview

     We provide our customers with a complete range of semiconductor testing services. These services are primary components of the semiconductor manufacturing process. Our services generally focus on complex, high-performance logic/mixed-signal semiconductors, such as system on a chip, or SOC, and include front-end engineering testing, wafer probing and final testing. At our facilities in Malaysia, we also provide a broad range of leadframe and substrate-based semiconductor packaging services, including package types such as BGA, QFP and TQFP. Beginning in 2003, we also provided module assembly services at our facilities in Malaysia to a customer for the assembly of camera modules used in handsets. We disposed of our camera module assembly operations in Malaysia in October 2005. For more information on our camera module assembly operations, see “ – Discontinued Operations”. For more information on our testing and packaging services, see “Item 4. Information on the Company––Business Overview––Principal Products and Services”.

     Beginning in the fourth quarter of 2000 and continuing through 2001, we experienced a significant downturn in the semiconductor industry. During this downturn we saw a material decline in our business caused by a decline in average selling prices and a curtailment in overall business demand for our services. The decrease in our net revenues during 2001 was across each of the principal end-use applications for the products which we tested and packaged: communications, personal computer and consumer electronics products. Starting from 2002, we experienced a gradual improvement in our net revenues compared to 2001 as a result of a modest recovery in the semiconductor industry since the second quarter of 2002. This improvement was generally concentrated in the testing of more complex, high-performance semiconductors and the packaging of more advanced package types. As a result of the modest recovery in the semiconductor industry and a gradual upturn in the outsourcing trend in 2002, 2003, 2004 and 2005, our average selling prices for packaging and testing services stabilized in 2002, 2003, 2004 and 2005 as compared to 2001.

Net Revenues and Pricing

     We recorded net revenues of $345.7 million, $427.8 million and $420.9 million in 2003, 2004 and 2005, respectively. Our net revenues are primarily affected by the volume of units tested and packaged, the selling prices for these units and currency fluctuations. The volume of units tested and packaged has been primarily affected by upturns and slowdowns in the semiconductor industry, which has experienced a modest recovery since the second quarter of 2002. Currency fluctuations affect our net revenues by increasing or decreasing the revenue we receive per unit when sales are translated into local currency.

     In the case of semiconductor packaging, the cost of the silicon die, by most accounts the most costly component of the packaged semiconductor, is typically not reflected in our costs (or revenues) since it is typically supplied by our customers on a consignment basis.

     In 2003, 2004 and 2005, our packaging revenues accounted for 25.5%, 19.8% and 17.6% while testing revenues accounted for 74.5%, 80.2% and 82.4%, respectively, of our net revenues.

     The majority of our net testing revenues is derived from testing complex, high-performance logic/mixed-signal semiconductors, and the majority of our net packaging revenues is derived from packaging advanced substrate and leadframe-based packages. We have testing capabilities and a broad geographic presence in the United States, Taiwan, Malaysia and Singapore in close proximity to key centers for outsourced semiconductor manufacturing and semiconductor designing. In 2005, approximately 36.5% of our net revenues, based on facility location, were derived from operations outside of Taiwan, as compared to approximately 39.3% in 2004.

     The semiconductor industry is characterized by a general trend towards declining prices for products and services of a given level of technology over time. During periods of intense competition and adverse conditions in the semiconductor industry, the pace of this decline in prices for our services may be more rapid than that experienced in other years. The average selling prices of our testing and packaging services have experienced sharp declines during such periods as a result of intense price competition from other independent testing and packaging companies that attempt to maintain high capacity utilization levels in the face of reduced demand. During the industry downturn commencing in the fourth quarter of 2000, we experienced a significant decrease in average selling prices and net revenues, which resulted in net losses in 2001 and 2002. In 2003, 2004 and 2005, we experienced a gradual improvement in our net revenues compared to 2002 as a result of a modest recovery in the semiconductor industry since the second quarter of 2002.

     Declines in selling prices have been partially offset over the last three years by a change in our revenue mix. In particular, we have been testing more complex, high-performance logic/mixed-signal semiconductors, which are used in communications, personal computer and consumer electronic products, and packaging more advanced substrate and leadframe-based packages. We plan to continue to develop and offer new technologies in testing and packaging services and expanding our capacity to achieve economies of scale, as well as improve production efficiencies for older technology, in order to mitigate the effects of declining prices on our profitability.

     We price our front-end engineering testing services principally on the basis of hourly test rates and the cost of engineering resources. We price our final testing services principally on the basis of the amount of time, measured in CPU seconds, taken by the automated testing equipment, including testers and handlers, to execute the test programs that are specific to the customer’s products. The price per CPU second for each particular product is determined based on a number of factors, including:

  the complexity of the product;

  the number of functions tested;

  the time required to test the product pursuant to the customer’s specifications;

  the current market landscape of each testing platform;

  labor costs;

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

Cost of Revenues

     Our operations are capital intensive and are characterized by relatively high fixed costs. High-end testers can cost several million dollars each. See “Item 4. Information on the Company—Business Overview—Equipment”. Testing equipment has become more expensive in recent years because the growing technological complexity of semiconductors has required increasingly complex testing services. Increases or decreases in capacity utilization rates can significantly affect gross profit margins, as the unit cost of testing services generally decreases as fixed charges, such as equipment depreciation, are allocated over a larger number of units. The capacity utilization rates of the machinery and equipment installed at our production facilities typically depend on factors such as the volume and variety of products packaged or tested using such machinery and equipment, the efficiency of our operations in terms of the loading and adjustment of machinery and equipment for the packaging or testing of different products, the complexity of the different products to be packaged or tested, the amount of time set aside for the maintenance and repair of the machinery and equipment, and the experience and schedule of work shifts of operators. Depreciation, amortization and equipment leasing expense are the principal components of our testing costs as testing operations require minimal raw materials. In 2003, 2004 and 2005, our testing depreciation and amortization as a percentage of net testing revenues was approximately 42.5%, 36.5 % and 36.2%, respectively. Equipment leasing expenses of $41.4 million represented 12.0% of net testing revenues in 2005, compared with $35.4 million, or 10.3% of net testing revenues, in 2004.

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

     In the past, we have been able to partially offset the effect of industry-wide fluctuations on our testing capacity utilization rates by relying on a number of factors, including the fact that our newer testers tend to have higher capacity utilization rates as they were purchased in response to market demand and that we have maintained the capacity utilization rates of our older testers by using them to test less complex and lower-performance products, as well as by relying upon leased testing equipment which increases our ability to change testers in a shorter period of time. In addition, we also maintained our testing capacity utilization rates through the development of conversion programs for our testers, which allows us to test semiconductors on multiple platforms. Our ability to maintain or enhance our gross margins will continue to be dependent in part on our ability to effectively manage capacity utilization rates.

     As our testing operations require minimal raw materials, substantially all of our raw material costs are attributed to our packaging operations. Raw material costs as a percentage of our net packaging revenues were 48.1%, 45.9% and 49.7% in 2003, 2004 and 2005, respectively. The operations of ASE Material (now operated as a division of ASE Inc. but expected to be spun-off into a separate subsidiary of ASE Inc., subject to approval at ASE Inc.’s annual general shareholders’ meeting in June 2006 ) and ASE (Shanghai) Inc., a wholly-owned subsidiary of ASE Inc., are expected to continue to supply us with interconnect materials in order to meet a portion, but not all, of our interconnect materials requirements.

Operating Expenses

     Our operating expenses are composed of selling, general and administrative expenses and research and development expenses. Selling, general and administrative expenses are primarily composed of salaries and bonuses to employees, goodwill amortization, depreciation and other amortization and sales service charges. For more information concerning goodwill amortization, see “––Goodwill Amortization”. Since selling, general and administrative expenses are stable over time, relative to other costs, selling, general and administrative expenses expressed as a percentage of net revenues will vary, in part, according to net revenues. If net revenues are increased, “economies of scale” are achieved in which selling, general and administrative expenses decrease as a percentage of net revenues. Research and development expenses include primarily salaries and bonuses of employees, factory supplies expense, depreciation and amortization. We have endeavored in recent years to expand our research and development capabilities, and, as a result, our research and development costs have increased.

Non-Operating Income and Expenses

     Our non-operating income and expenses are primarily composed of loss on fire damage, losses from impairment, interest income and expenses, gain or loss on long-term investments, and foreign exchange gain or loss.

     As a result of a fire that broke out in May 2005 at the principal building of ASE Inc.’s substrates facility in Chung Li, Taiwan, which also housed some of our own facilities, we incurred loss on fire damage of $51.2 million, which amount included estimated losses of $52.0 million, less insurance recoveries of $0.8 million. See note 21 to our consolidated financial statements.

     Our interest income is primarily derived from fixed return deposits and investment funds. The year-end translation of our foreign exchange assets and liabilities according to the prevailing exchange rate has a large impact on our foreign exchange gain or loss.

     Our long-term investments include our interests in ASE Korea (a wholly owned subsidiary of ASE Investment (Labuan)), as well as the shares of ASE Inc. we acquired in connection with the merger of ASE Chung Li and ASE Material with and into ASE Inc. See “—ASE Chung Li and ASE Material’s merger into ASE Inc”. Our income from long-term investments in equity investees was $6.6 million in 2005 compared to $9.8 million in 2004 and $4.3 million in 2003. This was composed of the results of operations of ASE Chung Li, ASE Korea and ASE Material. We own a 30.0% interest in ASE Korea and, before its merger with ASE Inc., owned a 27.6% interest in ASE Chung Li. Therefore, we accounted for our investment in ASE Korea, in 2003, 2004 and 2005, and ASE Chung Li, in 2003 and 2004, under the equity method and recorded their income or losses as investment income under equity method in proportion to our ownership percentages. Before ASE Material’s merger with ASE Inc., we only owned 4.0% of ASE Material and ASE Inc. owned 57.4%; therefore, we accounted for ASE Material under the equity method, recording its income or losses as investment income under equity method in proportion to our ownership percentage. See “Item 5. Operating and Financial Review and Prospects – Operating Results and Trend Information – ASE Chung Li and ASE Material’s merger into ASE Inc”.

Goodwill Amortization

     Our operating and non-operating income in recent years have been affected by goodwill amortization charges in connection with acquisitions, the restructuring of our investment holdings and other share repurchases. Under ROC GAAP, additional purchases of shares of consolidated subsidiaries (majority owned) or of companies accounted for using the equity method (less than 50% but greater than 20% owned) will generate goodwill in an amount equal to the difference between the purchase price and the investors’ proportionate equity in the fair value of net assets of the investees. Due to a change in ROC GAAP, beginning in 2006, goodwill is no longer amortized. Prior to 2006, goodwill was amortized over ten years. Amortization of goodwill from the purchases of shares or assets of consolidated subsidiaries was recognized under general and administrative expense. Amortization of goodwill from the purchases of shares of companies accounted for using the equity method was recognized as a debit under investment income. Our goodwill is derived from the acquisitions of ISE Labs and ASE Korea. See “—Recent ROC GAAP Accounting Pronouncements” and “—Critical Accounting Policies – Goodwill”.

ASE Chung Li and ASE Material’s Merger into ASE Inc.

     On August 1, 2004, ASE Chung Li and ASE Material were merged with and into ASE Inc., with ASE Inc. as the surviving corporation. The merger was consummated by means of a share exchange pursuant to which the respective shareholders, other than ASE Inc., of ASE Chung Li and ASE Material received common shares of ASE Inc. in exchange for the common shares of each of ASE Chung Li and ASE Material. The share exchange pursuant to the merger agreement between ASE Inc. and entities under the control of ASE Inc. was treated as a transaction between entities under common control, and all assets and liabilities exchanged were transferred at their carrying amounts. In connection with ASE Inc.’s merger with ASE Chung Li, ASE Inc. issued 149,175,000 of its common shares to us, 79,914,225 of its common shares to J&R Holding, its wholly-owned subsidiary, and four common shares to certain individuals who were the original shareholders of ASE Chung Li. In connection with its merger with ASE Material, ASE Inc. issued 5,000,000 of its common shares to ASE Test Taiwan, one of our consolidated subsidiaries, 1,086,800 of its common shares to Hung Ching, our affiliate, and 47,139,409 of its common shares to employees and other shareholders, other than ASE Inc., of ASE Material and a strategic investor. For more information on the merger, see “Item 7. Major Shareholders and Related Party Transactions––Related Party Transactions”.

Discontinued Operations

     Beginning in 2003, we provided module assembly services at our facilities in Malaysia to a customer for the assembly of camera modules used in handsets. Revenues from such services decreased substantially in 2005 as our customer moved its camera module assembly in-house and we disposed of our camera module assembly operations in Malaysia in October 2005. Such operations were formerly classified as part of our packaging operations. In the years ended December 31, 2003, 2004 and 2005, net revenues from our camera module operations were $46.3 million, $193.4 million and $66.5 million, respectively. In the years ended December 31, 2003, 2004 and 2005, gross profit from our camera module operations was $6.9 million, $20.0 million and $6.7 million, respectively. In the years ended December 31, 2003, 2004 and 2005, income from our camera module assembly operations was $5.8 million, $17.0 million and $10.8 million, respectively. In 2005, this income consisted of both income from operations of $3.9 million and gain on disposal of $6.9 million. Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of our camera module assembly operations as discontinued operations. Information from our consolidated statements of cash flows has not been adjusted. Because we commenced our camera module assembly operations in 2003, no reclassification for periods prior to 2003 is required. See “Item 4. Information on the Company – Business Overview – Principal Products and Services – Packaging”.

Pension Plan

     Under our defined benefit pension plan, our pension costs are calculated using various actuarial assumptions and methodologies. These assumptions include discount rates, inflation, rate of compensation increases, expected return on plan assets, mortality rates, and other factors. Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense and recorded obligation in such future periods. We believe that the assumptions utilized in recording the obligations under our plans are reasonable based on input from our outside actuaries and other advisers and information as to historical experience and performance. Differences in actual experience or changes in assumptions may affect our pension obligation and future expense.

     In accordance with the ROC Labor Pension Act, effective July 1, 2005, all ROC companies, including ASE Test Taiwan, are required to contribute at least 6% of participating employees’ monthly salary to “portable” pension fund accounts under the new law. Under the prior applicable pension law, the required contribution amount was no less than 2%. Employees hired prior to the effectiveness of the ROC Labor Pension Act were given the choice to continue with the existing defined benefit pension plan or participate in the new portable defined contribution pension plans available under the new law. Most of the employees of ASE Test Taiwan have decided to participate in the portable pension plans, resulting in an increase in our pension costs. Employees hired after the effectiveness of the new law participate in the new portable pension plans.

Recent ROC GAAP Accounting Pronouncements

     In December 2003, the ROC Accounting Research and Development Foundation, or ARDF, issued ROC Statement of Financial Accounting Standards, or ROC SFAS, No. 34 “Accounting for Financial Instruments”, which is required to be applied by us on January 1, 2006. SFAS No. 34 will require us to classify all financial instruments as either trading, available-for-sale, held-to-maturity or cost basis. Debt securities that we have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses recognized in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity. Equity securities without available market quotes are classified as cost-basis securities and reported at cost less any impairment loss. Additionally, SFAS No. 34 will require us to recognize all derivatives on the balance sheet at fair value. Derivatives that do not qualify as hedging instruments under SFAS No. 34 must be adjusted to fair value through earnings. If derivatives qualify as hedging instruments, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the changes in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income until the hedged items affect earnings. The change in a derivative’s fair value related to the ineffective portion of a hedge, if any, will be immediately recognized in earnings. We are currently evaluating the effect of adopting the standard but expect the implementation will not have a material effect on our financial position or overall trends in results of operations.

     In December 2005, ARDF issued a revision on SFAS No. 25 “Business Combination – Accounting Treatment under Purchase Method”, which provides certain changes to existing accounting treatment for goodwill acquired in business combinations. Under the revised standard, goodwill acquired in business combinations is no longer amortized over its estimated useful life beginning January 1, 2006. Instead, it should be evaluated for impairment in accordance with SFAS No. 35 “Accounting for Asset Impairment”. Amortized cost should be the new basis for goodwill acquired prior to January 1, 2006 for the purpose of impairment analysis. We are currently evaluating the effect of adopting the standard but expect the implementation will not have a material effect on our financial position or overall trends in results of operations.

Critical Accounting Policies

     Preparation of our consolidated financial statements requires us to make estimates and judgments in applying our critical accounting policies which have a significant impact on the results we report in our consolidated financial statements. We continually evaluate these estimates, including those related to revenue recognition, allowances for doubtful accounts, inventories, allowances for deferred income tax assets, useful lives of property, plant and equipment, realizability of long-lived assets, goodwill and valuation of marketable securities and long-term investments. We base our estimates on historical experience and other assumptions, which we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions. We have identified below the accounting policies that are the most critical to our consolidated financial statements.

     Revenue Recognition. Revenues from semiconductor packaging services that we provide are recognized upon shipment. Revenues from testing services that we provide are recognized upon completion of the services or upon shipment. We do not take ownership of:

  bare semiconductor wafers received from customers that we package into finished semiconductors; and

  packaged semiconductors received from customers that we test.

The title and risk of loss remain with the customer for those bare semiconductors and/or packaged semiconductors. Accordingly, the cost of customer-supplied semiconductor materials is not included in our consolidated financial statements. Other criteria that we use to determine when to recognize revenue are:

  existence of persuasive evidence of an arrangement;

  delivery has occurred or services have been rendered;

  the seller’s price to the buyer is fixed or determinable; and

  collectibility is reasonably assured.

These policies are consistent with provisions in the Staff Accounting Bulletin No. 101 and 104 issued by the SEC. We do not provide warranties to our customers except in cases of defects in the packaging services provided and deficiencies in testing services provided. An appropriate sales allowance is recognized in the period during which the sale is recognized, and is estimated based on historical experience.

     Allowance for Doubtful Accounts. We periodically record a provision for doubtful accounts based on our evaluation of the collectibility of our accounts receivable. The total amount of this provision is determined by us as follows. We first identify the receivables of customers that are considered to be a higher credit risk based on their current overdue accounts with us, difficulties collecting from these customers in the past or their overall financial condition. For each of these customers, we estimate the extent to which the customer will be able to meet its financial obligations to us, and we record an allowance that reduces our accounts receivable for that customer to the amount that we reasonably believe will be collected. For all other customers, we maintain an allowance for doubtful accounts equal to a percentage of their aggregate accounts receivable. As of December 31, 2003, 2004 and 2005, the allowance we set aside for doubtful accounts was $2.4 million, $4.5 million and $5.0 million, respectively.

     Allowances for Deferred Income Tax Assets. Tax benefits arising from deductible temporary differences, unused tax credits and net operating loss carryforwards are recognized as deferred tax assets. We record a valuation allowance to reduce our net deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2005, we had deferred income tax assets of $39.9 million, net of valuation allowance of $21.6 million. These deferred income tax assets primarily consisted of unused tax credits arising from investments in machinery, equipment, research and development and expenditures of ASE Test Taiwan. We have considered future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate and prudent and feasible tax planning strategies in determining the need for these valuation allowances. If we were to determine that we would not be able to realize a portion of our net deferred tax assets in the future for which there is currently no valuation allowance, an adjustment to the net deferred tax assets would be charged to earnings in the period such determination is made. Conversely, if we were to make a determination that it is more likely than not that the deferred tax assets for which there is currently a valuation allowance would be realized, the related valuation allowance would be reduced and a benefit to earnings would be recorded.

     Useful Lives of Property, Plant and Equipment. Our operations are capital intensive, and we have significant investment in expensive testing and packaging equipment. Property, plant and equipment represented 58%, 59% and 46% of our total assets as of December 31, 2003, 2004 and 2005, respectively. We depreciate our property, plant and equipment based on our estimate of their economic useful lives to us, which in turn is based on our judgment, historical experience and the potential obsolescence of our existing equipment brought about by the introduction of more sophisticated testing and packaging technologies and processes. If we subsequently determine that the actual useful life of a property is shorter than what we had estimated, we will depreciate the remaining undepreciated value of that asset over its remaining economic useful life. This would result in increased depreciation and decreased net income during those periods. Similarly, if the actual lives of property, plant and equipment are longer than what we had estimated, we would have less depreciation and higher net income in subsequent periods. As a result, if our estimations of the useful lives of our property, plant and equipment are not accurate, our net income in future periods would be affected.

     Valuation of Long-Lived Assets. We are required to evaluate our equipment and other long-lived assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge. For the year ended December 31, 2004, we adopted ROC SFAS No. 35, “Accounting for Asset Impairment” to account for the impairment of our long-lived assets under ROC GAAP. In accordance with ROC SFAS No. 35, long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the recoverable amount increases in a future period, the amount previously recognized as impairment will be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized. Prior to 2004, there were no requirements related to the evaluation of recoverability of long-lived assets’ impairment under ROC GAAP, and we applied U.S. Statement of Financial Accounting Standards, or U.S. SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, when accounting for impairment of long-lived assets for both ROC GAAP and U.S. GAAP.

     In accordance with U.S. SFAS No. 144, long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets against the net book value of the assets. If the recoverability test indicates that an impairment has occurred, the impairment loss is the amount of the asset’s net book value in excess of the related fair value.

     In 2003, 2004 and 2005, we did not take any impairment charges against long-lived assets.

     Goodwill. Pursuant to a change in ROC GAAP, in 2004 we adopted ROC SFAS No. 35, “Accounting for Asset Impairment”. Under ROC SFAS No. 35, goodwill is evaluated at least annually for impairment by comparing the recorded amount of the cash-generating unit to which the goodwill has been allocated to its recoverable amount. Recoverable amount is defined as the higher of a cash-generating unit’s fair value less costs to sell or its “value in use”, which is defined as the present value of the expected future cash flows generated by the assets. An impairment charge is incurred to the extent the recorded amount exceeds the recoverable amount. As a result of our annual impairment review in 2004, we recognized an impairment loss under ROC GAAP of $26.5 million on goodwill that arose from our purchase of shares of ISE Labs due primarily to a downward revision in the forecasted revenues of ISE Labs based on internal company estimates and industry trend data that suggested the outlook for the semiconductor industry, and ISE Labs in particular, was less favorable than in prior years, including the year in which we acquired our interest in ISE Labs. Prior to the adoption of ROC SFAS No. 35, we were not required to evaluate goodwill for impairment under ROC GAAP.

     Effective January 1, 2002, we adopted U.S. SFAS No. 142, “Goodwill and Other Intangible Assets”, which requires that goodwill no longer be amortized and instead be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. We performed impairment tests as of the date of adoption and subsequently for the years 2002, 2003, 2004 and 2005. Pursuant to these impairment tests, we did not recognize any impairment charges until 2004, when we recognized an impairment loss of $41.5 million under U.S. GAAP for impairment associated with the acquisition of ISE Labs. We did not recognize any goodwill impairment charges in 2005. As of December 31, 2005, under U.S. GAAP, we had goodwill of $40.9 million remaining that related primarily to our testing operations.

     If events and circumstances warrant in the future, the value of the goodwill could be further impaired under ROC GAAP or U.S. GAAP.

     Stock Based Compensation. For U.S. GAAP reporting, we have elected to follow Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees”, which measures compensation expense based on the difference, if any, between the market price of the underlying common shares and the exercise price of the stock option on the date of the grant. We are required under U.S. SFAS No. 123, “Accounting for Stock-based Compensation”, to disclose the pro forma information regarding option grants to its employees computed as if the fair value method had been applied.

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

     Derivatives. Premiums or discounts on foreign currency forward exchange contracts which have been acquired to manage the risk associated with assets and liabilities denominated in foreign currencies arising from the difference between the forward rate and the spot rate at the date of each contract are deferred and amortized on the straight-line method over the contract periods. At year end, the balances of the forward exchange receivables or payables are restated based on prevailing exchange rates and the resulting gain or loss is credited or charged to income. Any exchange gain or loss when the contract is settled is also credited or charged to income. In addition, the receivables and payables related to the forward contracts are netted with the resulting amount presented as either an asset or a liability.

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

     When we have a legally enforceable right to set off the recognized amount and intend either to settle on a net basis, or to realize the asset and the liability simultaneously, the difference between receivables and payables balance is netted and accounted for as either a current asset or current liability; otherwise, the receivables and payables should be accounted for as a current asset and current liability, respectively.

Results of Operations

     Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of our camera module assembly operations as discontinued operations. See “—Discontinued Operations”.

     The following table sets forth, for the periods indicated, selected income statement items from our consolidated financial statements.

	Year Ended December 31,

	2003	2004	2005

	(in thousands)
Net revenues:
Testing	$257,490	$343,116	$346,639
Packaging	88,170	84,647	74,290

Total net revenues	345,660	427,763	420,929
Cost of revenues	283,135	340,663	330,786

Gross profit	62,525	87,100	90,143

Operating expenses:
Selling, general and administrative(1)	37,502	43,762	46,160
Research and development	19,513	23,223	24,993
Goodwill amortization(2)	10,105	10,105	4,966

Total operating expenses	67,120	77,090	76,119

Income (loss) from operations	(4,595)	10,010	14,024

Non-operating income (expenses):
Interest - net	(12,614)	(6,187)	(11,146)
Investment income under equity method - net(3)	4,259	9,844	6,637
Impairment of goodwill	—	(26,500)	—
Foreign exchange gain (loss) - net	(795)	175	1,388
Loss on fire damage	—	—	(51,224)
Other - net	674	(380)	(3,465)

Total non-operating expense - net	(8,476)	(23,048)	(57,810)

Loss from continuing operations before income tax and
extraordinary loss	(13,071)	(13,038)	(43,786)
Income tax benefit (expense)	6,009	21,209	(2,537)

Income (loss) from continuing operations	(7,062)	8,171	(46,323)
Discontinued operations(4)	5,750	16,968	10,839
Extraordinary loss	(2,203)	—	—

Net income (loss) (ROC GAAP)	$(3,515)	$25,139	$(35,484)

Net income (loss) (U.S. GAAP)	$(3,491)	$17,890	$(35,446)

(1)	Includes selling expenses and general and administrative expenses, but excludes goodwill amortization.

(2)	Included in general and administrative expenses in our consolidated financial statements. See “Critical Accounting Policies—Goodwill”.

(3)	Includes investment income (loss) from ASE Chung Li; ASE Korea, a wholly owned subsidiary of ASE Investment (Labuan), of which we hold 30.0%; and ASE Material.

(4)	Includes income from discontinued operations of $3.9 million and gain on disposal of discontinued operations of $6.9 million in 2005, both of which are net of income tax expense. In October 2005, we disposed of our camera module assembly operations in Malaysia. Such operations were formerly classified as part of our packaging operations. Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of our camera module assembly operations as discontinued operations. Information from our consolidated statements of cash flows has not been adjusted. See “– Discontinued Operations”.

     The following table sets forth, for the periods indicated, selected income statement items from our consolidated financial statements as a percentage of net revenues.

	Year Ended December 31,

	2003	2004	2005

Net revenues	100.0%	100.0%	100.0%
Testing	74.5	80.2	82.4
Packaging	25.5	19.8	17.6
Cost of revenues	81.9	79.6	78.6
Gross profit	18.1	20.4	21.4
Operating expenses:
Selling, general and administrative	10.9	10.2	11.0
Research and development	5.6	5.4	5.9
Goodwill amortization	2.9	2.4	1.2
Total operating expenses	19.4	18.0	18.1
Income (loss) from operations	(1.3)	2.4	3.3
Non-operating income (expense):
Interest expense - net	(3.7)	(1.4)	(2.6)
Investment income under equity method - net	1.2	2.3	1.6
Impairment of goodwill	—	(6.2)	—
Foreign exchange gain (loss) - net	(0.2)	—	0.3
Loss on fire damage	—	—	(12.2)
Other - net	0.2	(0.1)	(0.8)
Total non-operating expense - net	(2.5)	(5.4)	(13.7)
Loss from continuing operations before income tax and
extraordinary loss	(3.8)	(3.0)	(10.4)
Income tax benefit (expense)	1.7	4.9	(0.6)
Income (loss) from continuing operations	(2.1)	1.9	(11.0)
Discontinued operations	1.7	4.0	2.6
Extraordinary loss	(0.6)	—	—

Net income (loss) (ROC GAAP)	(1.0)%	5.9%	(8.4)%

Net income (loss) (U.S. GAAP)	(1.0)%	4.2%	(8.4)%

     The following table sets forth, for the periods indicated, our consolidated net revenues, gross profit and gross margin.

	Year Ended December 31,

	2003	2004	2005

Net revenues(1):	(in thousands)
Testing	$257,490	$343,116	$346,639
Packaging	88,170	84,647	74,290

Total	$345,660	$427,763	$420,929

Gross profit(1):
Testing	$58,759	$89,042	$89,524
Packaging	3,766	(1,942)	619

Total	$62,525	$87,100	$90,143

Gross margin(1):
Testing	22.8%	26.0%	25.8%
Packaging	4.3%	(2.3)%	0.8%
Overall	18.1%	20.4%	21.4%

(1)	In October 2005, we disposed of our camera module assembly operations in Malaysia. Such operations were formerly classified as part of our packaging operations. Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of our camera module assembly operations as discontinued operations. See “– Discontinued Operations”.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

     Net Revenues. Our net revenues decreased 1.6% to $420.9 million in 2005 from $427.8 million in 2004. Our net testing revenues increased 1.0% to $346.6 million in 2005 from $343.1 million in 2004. Our net packaging revenues decreased 12.2% to $74.3 million in 2005 from $84.6 million in 2004. In 2005, our net testing revenues accounted for 82.4% of our net revenues and our net packaging revenues accounted for 17.6% of our net revenues, compared to 80.2% and 19.8%, respectively, of our net revenues in 2004. The increase in testing revenues resulted primarily from an increase in the average selling prices for testing services, partially offset by a decrease in testing volume. The decrease in packaging revenues resulted from a decrease in packaging volume and, to a lesser extent, a decrease in the average selling prices for packaging services. The decrease in testing volume resulted primarily from the fire that broke out in May 2005 at the principal building of ASE Inc.’s substrates facility in Chung Li, Taiwan, which housed some of our own facilities. The decrease in packaging volume resulted primarily from a change in product mix and customer composition. The increase in average selling prices for testing services reflects the fact that we are increasingly employing advanced testing equipment, which is charged out at a higher rate, and the fact that complex, high-performance logic/mixed-signal semiconductors, which typically take longer to test, accounted for a greater portion of our testing volumes, partially offset by the general trend in the semiconductor industry of declining prices for each input/output lead on a semiconductor device. We also made certain changes to our pricing in the second half of 2005 that improved our average selling prices for testing and packaging services. In response to tight capacity in the testing and packaging markets generally and, with respect to our testing services, decreased capacity that resulted from the fire in May 2005, we increased the prices for certain of our testing services, including charging our customers for certain ancillary services that we previously provided without charge. In addition, we also reduced our customer base in order to allow us to focus on higher-margin customers. The decrease in average selling prices for packaging services reflects the general trend in the semiconductor industry of declining prices for each input/output lead on a semiconductor device, partially offset by the fact that advanced package types accounted for a greater portion of our packaging volumes.

     Gross Profit. Our gross profit increased 3.4% to $90.1 million in 2005 from $87.1 million in 2004 and our gross profit as a percentage of net revenues, or gross margin, increased to 21.4% in 2005 from 20.4% in 2004. This increase in gross profit was primarily a result of a decrease in depreciation and amortization, labor expense and factory supplies, partially offset by a decrease in net revenues and an increase in rental expense. Our gross margin for testing decreased to 25.8% in 2005 from 26.0% in 2004 primarily as a result of an increase in rental expense, partially offset by a decrease in factory supplies, each as a percentage of our net testing revenues. Our gross margin for packaging increased to 0.8% in 2005 from negative 2.3% in 2004 primarily as a result of a decrease in depreciation and amortization, the cost of raw materials we buy for resale to our customers and labor expense, partially offset by an increase in the cost of raw materials for use in our packaging operations, each as a percentage of net packaging revenues. Depreciation and amortization decreased 2.1% to $140.4 million in 2005 from $143.4 million in 2004 primarily as a result of a net decrease in testing and assembly equipment because we leased more testing equipment in 2005 and because of the write-off of equipment that was damaged by the fire in May 2005. Labor expense decreased 9.5% to $60.7 million in 2005 from $67.1 million in 2004 primarily as the result of a decrease in the number of contract workers in connection with cost reduction efforts. Factory supplies expense decreased 24.0% to $19.6 million in 2005 from $25.8 million in 2004 primarily as a result of a decrease in spare parts for equipment. Rental expense increased 16.0% to $41.4 million in 2005 from $35.7 million in 2004 primarily as a result of an increase in the amount of testing equipment we leased.

     Operating Income. We recorded an operating profit of $14.0 million in 2005 compared to $10.0 million in 2004. Selling, general and administrative expenses, which included goodwill amortization, decreased 5.2% to $51.1 million in 2005 from $53.9 million in 2004. As a percentage of net revenues, selling, general and administrative expenses, which included goodwill amortization, decreased to 12.2% in 2005 from 12.6% in 2004. The decrease in selling, general and administrative expenses, which included goodwill amortization, was primarily due to a decrease in goodwill amortization as a result of a recognition in 2004 of an impairment loss of $26.5 million on goodwill from the purchase of shares of ISE Labs, partially offset by an increase in our salaries and bonuses expense primarily as a result of bonuses to employees and directors. See “Item 5. Operating and Financial Review and Prospects – Operating Results and Trend Information – Critical Accounting Policies – Goodwill”. Research and development expenses increased 7.8% to $25.0 million in 2005 from $23.2 million in 2004. As a percentage of net revenues, research and development expenses increased to 5.9% in 2005 from 5.4% in 2004. The increase in research and development expenses was primarily due to an increase in our salaries and bonuses expense primarily as a result of an increase in the average number of employees in 2005 and an increase in depreciation and amortization primarily as a result of increased capital expenditures. Our operating income as a percentage of net revenues, or operating margin, increased to 3.3% in 2005 from 2.4% in 2004, primarily as a result of the increase in our gross margin.

     Non-Operating Income (Expense). Net non-operating expense increased 151.3% to $57.8 million in 2005 from $23.0 million in 2004, primarily as a result of loss on fire damage, and to a lesser extent, an increase in interest expense, partially offset by a decrease in impairment loss. We incurred loss on fire damage of $51.2 million in 2005 as a result of a fire that broke out in May 2005 at the principal building of ASE Inc’s substrates facility in Chung Li, Taiwan, which also housed some of our own facilities. In 2004, we recognized an impairment loss of $26.5 million on goodwill relating to our purchase of shares of ISE Labs; whereas in 2005 we did not recognize any impairment loss. Our net interest expenses increased 79.0% to $11.1 million in 2005 from $6.2 million in 2004, primarily as a result of an increase in interest rates on our outstanding indebtedness. Our net investment income under equity method decreased 32.7% to $6.6 million in 2005 from $9.8 million in 2004, primarily as a result of the merger of ASE Material and ASE Chung Li with and into ASE Inc. in August 2004 pursuant to a share exchange in which we received shares of ASE Inc. in exchange for the common shares we held in ASE Material and ASE Chung Li. See note 7 to our consolidated financial statements.

     Net Income and Loss. As a result of the foregoing, we recorded a net loss of $35.5 million in 2005 compared to a net income of $25.1 million in 2004.

     We recorded net loss of $35.4 million in 2005 compared to a net income of $17.9 million in 2004 under U.S. GAAP. The U.S. GAAP adjustment in 2005 was primarily from an upward adjustment in goodwill amortization of $5.0 million and a downward adjustment of $4.2 million for our bonuses to employees, directors and supervisors and stock compensation from ASE Inc.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

     Net Revenues. Our net revenues increased 23.7% to $427.8 million in 2004 from $345.7 million in 2003. Our net testing revenues increased 33.2% to $343.1 million in 2004 from $257.5 million in 2003. Our net packaging revenues decreased 4.1% to $84.6 million in 2004 from $88.2 million in 2003. In 2004, our net testing revenues accounted for 80.2% of our net revenues and our net packaging revenues accounted for 19.8% of our net revenues, compared to 74.5% and 25.5%, respectively, of our net revenues in 2003. The increase in testing revenues resulted from an increase in testing volume and, to a lesser extent, an increase in the average selling prices for testing services. The decrease in packaging revenues resulted primarily from a decrease in the average selling prices for packaging services. The increase in testing volume resulted primarily from the modest recovery in the semiconductor industry and the increase in outsourcing of packaging and testing of semiconductor devices. The increase in average selling prices for testing services reflects the fact that we are increasingly employing advanced testing equipment, which is charged out at a higher rate, and the fact that complex, high-performance logic/mixed-signal semiconductors, which typically take longer to test, accounted for a greater portion of our testing volumes, partially offset by the general trend in the semiconductor industry of declining prices for each input/output lead on a semiconductor device. The decrease in average selling prices for packaging services reflects the general trend in the semiconductor industry of declining prices for each input/output lead on a semiconductor device.

     Gross Profit. Our gross profit increased 39.4% to $87.1 million in 2004 from $62.5 million in 2003 and our gross margin increased slightly to 20.4% in 2004 from 18.1% in 2003. This increase in gross profit was primarily a result of an increase in net revenues, partially offset by increases in rental, depreciation and amortization and labor expense. Our gross margin for testing increased to 26.0% in 2004 from 22.8% in 2003 primarily as a result of an increase in our net testing revenues and, to a lesser extent, a decrease in depreciation and amortization as a percentage of net testing revenues, partially offset by an increase in rental expense as a percentage of net testing revenues. Our gross margin for packaging decreased to negative 2.3% in 2004 from 4.3% in 2003 primarily as a result of the decrease in our net packaging revenues, partially offset by a decrease in raw materials costs as a percentage of net packaging revenues. Rental expense increased 250.0% to $35.7 million in 2004 from $10.2 million in 2003 primarily as a result of the increase in the amount of testing equipment we leased. Depreciation and amortization increased 13.1% to $143.4 million in 2004 from $126.8 million in 2003 primarily as a result of our acquisition of additional testing and packaging equipment. Labor expense increased 27.1% to $67.1 million in 2004 from $52.8 million in 2003 primarily as the result of an increase in our work force to meet increased demand for our services.

     Operating Income. We recorded an operating profit of $10.0 million in 2004 compared to an operating loss of $4.6 million in 2003. Selling, general and administrative expenses, which included goodwill amortization, increased 13.2% to $53.9 million in 2004 from $47.6 million in 2003. The increase was primarily due to an increase in our salaries and bonuses expense, and, to a lesser extent, commission and sales service charge while goodwill amortization remained unchanged from 2003. As a percentage of net revenues, selling, general and administrative expenses, which included goodwill amortization, decreased to 12.6% in 2004 from 13.8% in 2003. Research and development expenses increased 19.0% to $23.2 million in 2004 from $19.5 million in 2003. The increase in research and development expenses was primarily due to increases in our salaries and bonuses expense resulting from increases in both headcount and per employee compensation and the cost of maintaining our research and development equipment. As a percentage of net revenues, research and development expenses decreased to 5.4% in 2004 from 5.6% in 2003. Operating margin increased to 2.4% in 2004 from negative 1.3% in 2003, as a result of the increase in our gross margin and the foregoing.

     Non-Operating Income (Expense). Net non-operating expense increased 170.6% to $23.0 million in 2004 from $8.5 million in 2003, primarily as a result of goodwill impairment, partially offset by a decrease in interest expense and an increase in net investment income under equity method. In 2004, we recognized an impairment loss of $26.5 million on goodwill relating to our purchase of shares of ISE Labs. Our net interest expenses decreased to $6.2 million in 2004 from $12.6 million in 2003, primarily as a result of the decrease in the outstanding amount of our bonds as a result of redemption in August 2003. We had a 127.9% increase of net investment income under equity method to $9.8 million in 2004 from $4.3 million in 2003, primarily as a result of increased net income of our affiliates, ASE Material and ASE Chung Li (before the completion of their merger with ASE Inc.), and ASE Korea.

     Net Income and Loss. As a result of the foregoing, we recorded a net income of $25.1 million in 2004 compared to a net loss of $3.5 million in 2003.

     We recorded net income of $17.9 million in 2004 compared to a net loss of $3.5 million in 2003 under U.S. GAAP. The U.S. GAAP adjustment in 2004 was primarily from a downward adjustment in our goodwill of $15.0 million resulting from differences in the amount of goodwill impairment recorded under U.S. GAAP and ROC GAAP, an upward adjustment in goodwill amortization of $10.1 million and a downward adjustment of $2.2 million for our bonuses to employees, directors, supervisors and stock compensation from ASE Inc.

Consolidated Quarterly Results

     Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of our camera module assembly operations as discontinued operations. See “—Discontinued Operations”.

     The following table sets forth our unaudited consolidated net revenues, gross profit and gross margin for the quarterly periods indicated. The unaudited quarterly results reflect all adjustments, consisting of normal recurring adjustments, that, in the opinion of management, are necessary for a fair presentation of the amounts, on a basis consistent with the audited consolidated financial statements included elsewhere in this annual report. You should read the following table in conjunction with the audited consolidated financial statements and related notes included elsewhere in this annual report. Our net revenues, gross profit and gross margin for any quarter are not necessarily indicative of the results for any future period. Our quarterly net revenues, gross profit and gross margin may fluctuate significantly.

	Quarter Ended

	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	March 31,
	2004	2004	2004	2005	2005	2005	2005	2006

	(unaudited)
	(in thousands)
Net revenues:
Testing	$89,718	$91,431	$87,273	$74,625	$77,813	$89,231	$104,970	$106,433
Packaging	22,401	20,403	17,521	17,546	18,053	19,020	19,671	20,897

Total net revenues	112,119	111,834	104,794	92,171	95,866	108,251	124,641	127,330
Cost of revenues	86,463	87,018	88,149	88,579	85,225	80,534	76,448	80,376

Gross profit	25,656	24,816	16,645	3,592	10,641	27,717	48,193	46,954

Operating expenses:
Selling, general and
administrative	12,360	10,729	10,982	9,819	15,897	10,354	10,090	10,025
Research and development	6,068	5,499	5,395	5,524	6,151	6,152	7,166	5,138

	Quarter Ended

	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	March 31,
	2004	2004	2004	2005	2005	2005	2005	2006

	(unaudited)
	(in thousands)
Goodwill amortization	2,526	2,526	2,526	1,241	1,242	1,241	1,242	—

Total operating expenses	20,954	18,754	18,903	16,584	23,290	17,747	18,498	15,163

Income (loss) from operations	4,702	6,062	(2,258)	(12,992)	(12,649)	9,970	29,695	31,791

Non-operating income
(expense)	2,888	1,453	(29,534)	(932)	(53,215)	139	(3,802)	(2,622)

Income (loss) from continuing
operations before income
taxes	7,590	7,515	(31,792)	(13,924)	(65,864)	10,109	25,893	29,169
Income tax benefit (expense)	9,008	7,666	2,793	(2,001)	(1,167)	467	164	(2,229)

Income (loss) from continuing
operations	16,598	15,181	(28,999)	(15,925)	(67,031)	10,576	26,057	26,940
Discontinued operations	7,768	3,404	2,243	722	1,893	1,314	6,910	—

Net income (loss)
(ROC GAAP)	$24,366	$18,585	$(26,756)	$(15,203)	$(65,138)	$11,890	$32,967	$26,940

Net income (loss)
(U.S. GAAP)	$29,491	$20,568	$(40,780)	$(13,575)	$(61,261)	$13,629	$25,761	$20,131

Net revenues (ROC GAAP):
Testing	80.0%	81.8%	83.3%	81.0%	81.2%	82.4%	84.2%	83.6%
Packaging	20.0%	18.2%	16.7%	19.0%	18.8%	17.6%	15.8%	16.4%

Gross margin	22.9%	22.2%	15.9%	3.9%	11.1%	25.6%	38.7%	36.9%
Operating margin	4.2%	5.4%	(2.2)%	(14.1)%	(13.2)%	9.2%	23.8%	25.0%

Net income margin:
ROC GAAP	21.7%	16.6%	(25.5)%	(16.5)%	(67.9)%	11.0%	26.4%	21.2%
U.S. GAAP	26.3%	18.4%	(38.9)%	(14.7)%	(63.9)%	12.6%	20.7%	15.8%

     In 2003 and 2004, we experienced a gradual improvement in our net revenues as a result of a modest recovery in the semiconductor industry and a gradual upturn in the outsourcing trend that has continued. We experienced a slight decrease in our net revenues in 2005 as a result of the fire that broke out at our facilities in Chung Li, Taiwan in May 2005. To a lesser extent, our results of operations have also been affected by seasonality. Our first quarter net revenues have historically shown smaller sequential increases over the preceding fourth quarter, compared to other quarters of the year, primarily due to the combined effects of holidays in the United States, Taiwan and Malaysia. Moreover, the increase or decrease in net revenues of a particular quarter as compared with the immediately preceding quarter varies significantly. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment”.

Exchange Rate Fluctuations

     For quantitative and qualitative disclosure of our exposure to foreign currency exchange risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Rate Risk”.

Taxation

     Based on our status as a company that is engaged in certain designated businesses in Taiwan, under the ROC Statute of Upgrading Industries, which gives certain preferential tax treatment to companies that qualify as operating in an “important technology industry”, ASE Test Taiwan may apply for tax holidays covering the portion of its income allocable to eligible machinery and equipment upon receipt of a cash infusion from shareholders, including through rights offerings, if the proceeds of which are used to purchase eligible machinery and equipment. See note 17 to our consolidated financial statements. Following our rights offering in September 1998,

ASE Test Taiwan applied for a five-year exemption under the ROC Statute for Upgrading of Industries from 2001 through 2005. ASE Test Taiwan also did rights offerings in December 2003 and December 2005, but has yet to complete the related capacity expansions. After the completion of the capacity expansions in connection with the 2003 and 2005 rights offerings, ASE Test Taiwan plans to apply for the available five-year tax holidays.

     ASE Test Taiwan will also benefit in future years from other tax incentives generally available to companies in the ROC, including tax credits of 11% in 2005 and 7% in 2006 of the amount spent on qualifying machinery and equipment and tax credits set at 30% of the amount spent on qualifying research and development expenses and employee training expenses. The tax credits of ASE Test Taiwan generally expire five years following their respective grants and are available to reduce 50% of its income taxes payable in the first four years and 100% of such taxes payable in the fifth year.

     The ROC government enacted the ROC Alternative Minimum Tax Act, or AMT Act, which became effective on January 1, 2006. The alternative minimum tax, or AMT, imposed under the ROC AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the ROC AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 10%. However, the ROC AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the ROC AMT Act. We currently expect the AMT to have a minimal effect on ASE Test Taiwan’s income tax expense in 2006.

     On June 30, 1999, ASE Test Malaysia’s “pioneer” tax status was granted on the basis of its high technology for its “design and production of semiconductor devices” business. Its statutory income derived from the pioneer activities was fully exempted from tax for the period of five years from July 1, 1999 to June 30, 2004 and the capital allowance was claimed accordingly. The income derived from the non-pioneer activity (i.e., the letting of properties) is subject to income tax. Under the Malaysian Promotion of Investment Act, 1986, unabsorbed capital allowances accumulated during this period cannot be carried forward to the post-pioneer period.

     In light of the 2003 budget of the Malaysian government, which allowed a pioneer company intending to undertake reinvestment before the expiration of its pioneer status the option to surrender its pioneer certificate and apply for a more beneficial incentive (i.e., a reinvestment allowance), ASE Test Malaysia applied for the cancellation of its pioneer certificate to be effective from September 21, 2002, the date of the government’s announcement of such option to surrender one’s pioneer certificate, and the Malaysian Industrial Development Authority accepted and agreed with their application in a letter dated September 11, 2004. ASE Test Malaysia is currently enjoying a reinvestment allowance incentive for capital expenditure incurred on factory, plant and machinery used for the purpose of expansion, modernization or automation of existing business or for diversification into related products. The reinvestment allowance claim is 60% of the qualifying capital expenditure and the allowance given is in respect of capital expenditure incurred for 15 consecutive years of assessment beginning from the year of assessment during which the allowance was first given. Since ASE Test Malaysia started claiming a reinvestment allowance in year 2003, it is eligible to claim the allowance until year 2017.

     Where a reinvestment allowance is given for a year of assessment, so much of the statutory income of the company for the year of assessment as is equal to the allowance but not exceeding 70% of the statutory income is exempt from tax. Where by reason of the restriction of the allowance to 70% of the statutory income or insufficiency of statutory income, the reinvestment allowance cannot be utilized or cannot be utilized in full against statutory income of the company, the unutilized reinvestment allowance can be carried forward and used to set off future statutory income of the company.

     With facilities located in special export zones such as the Nantze Export Processing Zone in Kaohsiung, Taiwan and the Bayan Lepas Free Industrial Zone in Penang, Malaysia, we and some of our subsidiaries enjoy exemptions from various import duties, commodity taxes and sales taxes on imported machinery, equipment, raw materials and components which are directly used for manufacturing finished goods. Finished goods produced by companies located in such zones and exported or sold to others within the zones are exempt from otherwise applicable commodity or business taxes in Taiwan and customs duties and sales taxes in Malaysia.

     As of December 31, 2005, we had deferred income tax assets of $39.9 million, net of valuation allowance of $21.6 million. These deferred tax assets primarily consisted of tax credits arising from investments in machinery and equipment and research and development expenditures of ASE Test Taiwan.We incurred a net tax expense of $2.5 million in 2005 and a net tax benefit of $21.2 million and $6.0 million in 2004 and 2003, respectively. See note 17 to our consolidated financial statements.

     We are a holding company, and our only significant assets are our ownership interests in ASE Test Taiwan, ASE Test Malaysia and ISE Labs, as well as our interest in ASE Korea (a wholly owned subsidiary of ASE Investment (Labuan), of which we hold 30.0%). Accordingly, our internal sources of cash flow are primarily our share of the dividends, if any, paid by ASE Test Taiwan, ASE Test Malaysia, ISE Labs and ASE Korea.

   Dividends from ASE Test Taiwan

     Under existing ROC law, dividends declared by ASE Test Taiwan out of retained earnings and distributed to us are subject to ROC withholding tax, currently at the rate of 20% for non-ROC investors, such as us, holding a Foreign Investment Approval granted by the ROC Ministry of Economic Affairs, on the amount of any cash dividends or on the par value of any stock dividends. In the case of deferred-tax stock dividends distributed before January 2000, such withholding tax need not be paid by us until the time at which the shares of common stock distributed by ASE Test Taiwan as stock dividends are sold by us. Nevertheless, the law allowing for deferral of income tax on stock dividends was revoked in January 2000. As a result, dividends distributed after January 2000 are not entitled to tax deferral benefits. Except in limited circumstances, under the ROC Company Law, ASE Test Taiwan is not permitted to distribute dividends or make other distributions to shareholders in respect of any year in which it did not record net income.

     The ROC Company Law also requires that 10% of annual net income as determined under ROC GAAP (less previous years’ losses and payment of taxes, if any) be set aside as a legal reserve until the accumulated legal reserve equals the paid-in capital of ASE Test Taiwan. In addition, the articles of incorporation of ASE Test Taiwan provide that, after such previous years’ losses and the payment of taxes are accounted for, and except for the certain amount of the balance that may be reserved at ASE Test Taiwan’s discretion, the remaining balance of the annual net income of ASE Test Taiwan as determined under ROC GAAP may, pursuant to a proposal made by the board of directors and approved by the shareholders, be paid (1) to the directors and supervisors as remuneration in an amount up to 2% of the annual net income of ASE Test Taiwan as determined under ROC GAAP, (2) to the employees of ASE Test Taiwan as bonuses in an amount ranging from 3% to 7% (both inclusive) of annual net income of ASE Test Taiwan as determined under ROC GAAP and (3) to the shareholders as dividends on a pro rata basis.

   Dividends from ASE Test Malaysia

     Section 108 Credit under the Malaysian Income Tax Act. ASE Test Malaysia is owned by our wholly-owned subsidiary, ASE Holdings (Singapore) Pte Ltd, also referred to as ASE Holdings Singapore. Under existing Malaysian law, dividends declared and paid by ASE Test Malaysia are not subject to withholding tax. Under Malaysia’s taxation system, the tax paid by a Malaysian company at the normal corporate tax rate is deemed paid by its shareholders. Thus, the shareholders receive dividends net of the tax paid by a Malaysian company. Dividends, either in cash or in any other form, received by either a resident or a non-resident of Malaysia are not subject to withholding tax. A corporate shareholder of a Malaysian company is taxed on the gross amount of dividends (namely, the cash amount of the dividend plus an amount of tax credit equal to the gross amount of dividends multiplied by the corporate income tax rate at the dividend payment date), and the tax paid by the Malaysian company effectively becomes available to its shareholders as a tax credit to offset their Malaysia income tax liability on the gross amount of dividends received. Therefore, no further Malaysian income tax will be imposed on the net dividends received by the shareholders of the Malaysian company.

     Exempt Income Account – S.22(1) Promotion of Investments Act 1986 (Pioneer Income) and Section 12 Malaysian Income Tax (Amendment) Act. The dividends paid out of these exempt income accounts are exempted from income tax in Malaysia in the hands of shareholders. Income tax will not be deducted from these dividends.

   Dividends from ISE Labs

     ISE Labs, a California corporation, is owned by our wholly-owned subsidiary, ASE Test Holdings Limited, a Cayman Islands holding company, or ASE Test Cayman Islands. ISE Labs is subject to U.S. federal income tax on its worldwide income. Under U.S. federal income tax law, dividends received by ASE Test Cayman Islands from ISE Labs are subject to withholding tax at the rate of 30%.

Inflation

     We do not believe that inflation in Taiwan or elsewhere has had a material impact on our results of operations.

U.S. GAAP Reconciliation

     Our consolidated financial statements are prepared in accordance with ROC GAAP, which differ in certain material respects from U.S. GAAP. The following table sets forth a comparison of our net income and shareholders’ equity in accordance with ROC GAAP and U.S. GAAP as of and for the periods indicated.

	As of and For the Year Ended December 31,

	2003	2004	2005

	(in millions)
Net income (loss):
ROC GAAP	$(3.5)	$25.1	$(35.5)
U.S. GAAP	(3.5)	17.9	(35.4)
Shareholders’ equity:
ROC GAAP	$546.0	$599.6	$558.2
U.S. GAAP	562.5	527.2	495.5

     Note 26 to our consolidated financial statements provides a description of the principal differences between ROC GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of select items, including net income and shareholders’ equity. Significant differences between ROC GAAP and U.S. GAAP, which have a material effect on our net income as reported under ROC GAAP, include impairment of goodwill and compensation expense pertaining to bonuses to employees, directors and supervisors.

     Effective January 1, 2002, we adopted U.S. SFAS No. 142, “Goodwill and other Intangible Assets”, which requires that goodwill no longer be amortized, and instead, be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. In conjunction with the implementation of U.S. SFAS No. 142, we completed a goodwill impairment review as of January 1, 2002 in accordance with the provision of the standard and found no impairment. U.S. SFAS No.142 also required companies to discontinue amortizing goodwill and other intangible assets with indefinite lives beginning January 1, 2002. This resulted in a decrease in amortization of approximately $10.1 million, $10.1 million and $5.0 million, respectively, for 2003, 2004 and 2005, which continued to be recorded for ROC GAAP purposes through 2005, after which goodwill amortization is no longer required under ROC GAAP. In 2003 and 2005, we found no impairment under U.S. GAAP. In 2004, we recognized an impairment loss of $41.5 million under U.S. GAAP related to goodwill from our purchase of shares of ISE Labs.

     For the year ended December 31, 2004, we adopted ROC SFAS No. 35, “Accounting for Asset Impairment”. Under ROC SFAS No. 35, goodwill is evaluated at least annually to determine if it is impaired. As a result of our annual impairment review, under ROC GAAP we recognized an impairment loss of $26.5 million on goodwill from our purchase of shares of ISE Labs in 2004. See notes 3 and 9 to our consolidated financial statements.

     According to ROC regulations and the articles of incorporation of ASE Inc. and ASE Test Taiwan, a portion of each company’s distributable earnings should be set aside as bonuses to employees, directors and supervisors. Bonuses to directors and supervisors are always paid in cash. However, bonuses to employees may be granted in cash or stock or both. All of these appropriations, including stock bonuses which are valued at par value of NT$10, are charged against retained earnings under ROC GAAP after such appropriations are formally approved by the shareholders in the following year. Under U.S. GAAP, such bonuses are charged against income currently in the year earned. Shares issued as part of these bonuses are recorded at fair market value. Since the amount and form of such bonuses are not usually determinable until the shareholders meeting in the subsequent year, the total amount of the aforementioned bonuses is initially accrued based on management’s estimate regarding the amount to be paid in accordance with a company’s articles of incorporation. Any difference between the initially accrued amount and the fair market value of the bonuses upon the date of shareholder approval is recognized in the year of approval by shareholders.

     ASE Inc. pays the bonuses on behalf of us and does not require reimbursement. In accordance with U.S. GAAP, bonus payments made by ASE Inc. directly to ASE Test Taiwan’s employees have been recorded as compensation expense, allocated to cost of revenues, research and development costs and selling, general and administrative expenses, as appropriate, and credited to capital surplus, consistent with the manner described above.

Recent U.S. GAAP Accounting Pronouncements

     In November 2004, the FASB issued U.S. SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4”. U.S. SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. U.S. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, but early adoption is permitted during fiscal years after the date this statement is issued. We do not expect the adoption of U.S. SFAS No. 151 to impact our consolidated financial position or results of operations.

     In December 2004, the FASB issued U.S. SFAS No. 123R, “Share-Based Payment”. This statement is a revision of U.S. SFAS No. 123 and supersedes APB Opinion No. 25. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). Such cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first fiscal year beginning after June 15, 2005.

     Upon adoption, we have two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method, we would be required to recognize compensation cost for:

•	share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied; and

•	compensation cost for awards that were granted prior to, but not vested as of, the date of adoption.

Prior periods remain unchanged and pro forma disclosures previously required by U.S. SFAS No. 123 continue to be required. Under the modified-retrospective transition method, we would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under U.S. SFAS No. 123. Under this method, we are permitted to apply this presentation to all periods presented or to the start of the fiscal year in which U.S. SFAS No. 123R is adopted. We would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. We adopted the modified-prospective approach and believe that the impact that adoption will have on our financial position or results of operations will be of approximately the same magnitude as our stock-based employee compensation cost disclosed in note 27(e) to our consolidated financial statements.

     In December 2004, the FASB issued U.S. SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29”. The amendments made by U.S. SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions in U.S. SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (July 1, 2005 for us). Early application of the U.S. SFAS No. 153 is permitted. The provisions of this statement shall be applied prospectively. We do not expect the adoption of U.S. SFAS No. 153 to have a material effect on our financial statements or our consolidated results of operations.

     In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”. Interpretation No. 47 clarifies that the term “conditional asset retirement obligation”, as used in U.S. SFAS No. 143 “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of an entity. If an entity has sufficient information to reasonably estimate the fair value of an asset retirement obligation, it must recognize a liability at the time the liability is incurred. If the liability’s fair value cannot be reasonably estimated, that fact and the reasons shall be disclosed. Interpretation No. 47 is effective no later than the end of the first fiscal year ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises). An entity shall recognize the cumulative effect of initially applying this Interpretation as a change in accounting principle. We adopted Interpretation No. 47 and there was no material impact to our consolidated financial position or results of operations.

     In May 2005, the FASB issued U.S. SFAS No. 154, “Accounting Changes and Error Corrections.” This statement requires retrospective application for voluntary changes in accounting principle unless it is impracticable to do so. U.S. SFAS No. 154’s retrospective application requirement replaces the requirement under APB Opinion No. 20, “Accounting Changes” to recognize most voluntary changes in accounting principle by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. U.S. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors occurring in fiscal periods beginning after the date this statement is issued. We do not expect the adoption of U.S. SFAS No. 154 to impact our consolidated financial position or results of operations.

     In February 2006, the FASB issued U.S. SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140.” U.S. SFAS No. 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” U.S. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. U.S. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The fair value election provided for in this U.S. SFAS No. 155 may also be applied upon adoption of U.S. SFAS No. 155 for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of U.S. SFAS No. 155. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, providing the entity has not yet issued financial statements for any interim period for that fiscal year. We do not expect the adoption of U.S. SFAS No. 155 to impact our consolidated financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

     Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of our camera module assembly operations as discontinued operations. Information from our consolidated statements of cash flows has not been adjusted. See “—Discontinued Operations”.

     We have historically met a significant portion of our cash requirements from cash generated from operations. In addition, we have generated cash from the exercise of stock options granted under our various share option plans. From time to time, we have incurred short-term and long-term indebtedness, including operating lease obligations. Our primary uses of cash have been to fund capital expenditures related to the expansion of our facilities and operations and for working capital requirements. If adequate funds are not available on satisfactory terms, we may be forced to curtail our expansion plans. Moreover, our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our testing and packaging services, which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the prices of our services caused by a downturn in the semiconductor industry. See “Item 3. Key Information––Risk Factors––Risks Relating to Our Business—Our operating results are subject to significant fluctuations, which would adversely affect the market value of your investment.” The average selling prices of our testing and packaging services are likely to be subject to further downward pressure in the future. To the extent we do not generate sufficient cash flow from our operations to meet our cash requirements, we will have to rely on external financing. Our cash and cash equivalents are primarily held in Malaysian ringgit, U.S. dollars and New Taiwan dollars.

     Net cash provided by operating activities amounted to $170.1 million for 2005, partially as a result of adjusting for non-cash depreciation and amortization of $154.3 million and loss on fire damage of $42.1 million. The increase in net cash provided by operating activities in 2005 was primarily a result of loss on fire damage of $42.1 million. Depreciation and amortization decreased in 2005 compared to 2004 due primarily to a net decrease in testing and assembly equipment. Net cash provided by operating activities amounted to $153.7 million for 2004, partially as a result of adjusting for non-cash depreciation and amortization of $164.9 million. The increase in net cash generated by operating activities was primarily a result of a net income of $25.1 million in 2004, compared to a net loss of $3.5 million in 2003. Depreciation and amortization increased in 2004 compared to 2003 primarily due to the acquisition of new testing equipment in 2004. Net cash provided by operating activities amounted to $134.7 million for 2003, partially as a result of adjusting of non-cash depreciation and amortization of $142.4 million.

     Net cash provided by investing activities increased to $13.8 million in 2005 from net cash used in investing activities of $253.6 million in 2004. This increase reflected a decrease in the acquisition of machinery and equipment and long-term investments and the disposal of short-term investments and machinery and equipment. Net cash used in investing activities increased to $253.6 million in 2004 from $156.6 million in 2003 primarily as a result of increases in the acquisition of machinery and equipment and short-term and long-term investments.

     Net cash used in financing activities in 2005 amounted to $84.4 million. This amount primarily reflected net decreases in long-term and short-term debt. Net cash provided by financing activities in 2004 amounted to $69.4 million. This amount primarily reflected net increases in short-term and long-term debt. Net cash used in financing activities in 2003 amounted to $24.0 million. This amount primarily reflected early redemption of convertible notes of $209.0 million and repayment of long-term debt of $36.6 million, partially offset by an increase in long-term debt to $226.6 million.

     We incurred capital expenditures of $50.7 million, which included the exchange of assets worth $2.8 million, in 2005, $210.7 million in 2004 and $171.3 million in 2003. These expenditures were incurred primarily for the acquisition of new testing and packaging equipment and the expansion of existing facilities. As of December 31, 2005, we had commitments of $8.8 million for capital expenditures. We have projected capital expenditures in 2006 of less than $100 million, primarily in connection with the acquisition of additional testing and packaging equipment and facility improvement. However, the actual amount of capital expenditures may vary from those budgeted for a variety of reasons, including changes in market conditions, unavailability or changes in scheduled delivery of specific equipment, changes in interest rates and other factors. In addition, we expect to continue to expand capacity in future periods. We expect to finance these expenditures from cash flow from operations and, when necessary, through debt or equity financing.

     As of December 31, 2005, our primary source of liquidity was $138.2 million of cash and cash equivalents. As of December 31, 2005, we had total availability under existing short-term lines of credit of approximately $188.5 million, none of which was outstanding. As of December 31, 2005, we had working capital of $157.3 million.

     Our long-term liabilities consist primarily of bank loans. As of December 31, 2005, we had outstanding long-term debt, less current portion of $49.7 million, of $245.3 million and remaining availability of $28.9 million under our long-term credit facilities. Our long-term bank loans carried variable interest rates which ranged between 1.975% and 5.73% per year as of December 31, 2005, as compared to 1.655% and 7.92% per year as of December 31, 2004. We have pledged a portion of our assets, with a carrying value of $31.9 million and $41.9 million as of December 31, 2005 and 2004, respectively, to secure our obligations under our long-term facilities.

     In November 2005, ASE Inc. and ASE Test Taiwan entered into a $100.0 million three-year revolving receivables acquisition and servicing agreement with ABN Amro Bank N.V., Taipei Branch whereby ASE Inc. and ASE Test Taiwan agree to sell and ABN Amro Bank N.V., Taipei Branch agrees to buy certain eligible receivables. The total accounts receivable sold under this facility in 2005 by ASE Test Taiwan was $9.5 million. See “—Off-Balance Sheet Arrangements”.

     In August 2005, ASE Test Finance Limited entered into a $78.0 million five-year syndicated credit facility, for which Citibank, N.A., Taipei Offshore Banking Branch and Citigroup Global Markets Asia Limited acted as arrangers and Citibank, N.A., Taipei Offshore Banking Branch acted as agent. We and ASE Inc. act as the guarantors for ASE Test Finance Limited. The proceeds were used for the repayment of loans incurred by us and ASE Test Finance in 2004. The facility bears interest at LIBOR plus 0.875% per annum.

     Our 99.99% -owned subsidiary, ASE Test Taiwan, has also entered into a lease receivables purchase facility agreement in order to assist with our leasing of testing equipment. In August 2004, ASE Test Taiwan, along with ASE Inc., entered into an agreement with a syndicate of banks arranged by Citibank, N.A., Taipei Branch whereby such syndicate agrees to purchase up to $90.0 million of qualifying lease receivables from eligible leasing companies for twelve months from the date of the agreement. As evidence of the obligations entered into under the transaction, ASE Test Taiwan and ASE Inc. issued promissory notes to such leasing companies indorsed to Citibank, N.A., Taipei Branch. The leasing companies also executed a mortgage agreement granting Citibank N.A., Taipei Branch a mortgage on the leased equipment. This agreement expired in August 2005.

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

     ASE Test Finance Limited financed the redemption and cancellation of the convertible notes through a syndicated credit facility and a loan from J&R Holding Limited, a subsidiary of ASE Inc. that holds our shares. In June 2003, ASE Test Finance Limited entered into a five-year syndicated credit facility, for which the total reviewed commitments under the facility amounted to $150.0 million. The loan is specified for use in the redemption of the convertible notes issued in 1999. It is repayable in semi-annual installments from June 2005 to June 2008 and bore interest of 3.63% in 2004 and 5.73% in 2005. We, our 99.99% -owned subsidiary, ASE Test Taiwan, and ASE Inc. have guaranteed ASE Test Finance Limited’s payment obligations under the facility. Under the guaranty, we are required to maintain certain financial ratios and our tangible net worth shall not be less than $400 million at any time. In August 2003, ASE Test Finance Limited obtained a loan of $60.0 million from J&R Holding Limited, in connection with the redemption of the convertible notes issued in 1999. The loan was originally due in February 2005 but was repaid in full in July 2004. In connection with the repayment of the loan to J&R Holding Limited, in June 2004, we entered into a two-year revolving loan facility agreement for $30.0 million which was guaranteed by ASE Test Taiwan and bears interest at 3.299% .. Also in connection with the repayment of the loan to J&R Holding Limited, ASE Test Finance Limited entered into a credit facility for $30.0 million which was guaranteed by us and ASE Inc. and bears interest at 3.516% .. Both of these loans were repaid in full in 2005.

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

     We and our subsidiaries have on occasion failed to comply with certain financial covenants in some of our loan agreements as a result of reduced levels of operating cash flow due primarily to a downturn in the worldwide semiconductor industry that commenced in the fourth quarter of 2000, although our cash flow has subsequently improved. Such noncompliance may also have, through broadly worded cross-default provisions, resulted in defaults under some of the agreements governing our other existing debt. We and our subsidiaries obtained waivers from the relevant lenders relating to such noncompliance. Such noncompliance has not had any significant effect on our ability to repay or refinance amounts due in respect of our existing debt. For these and other reasons, including our financial condition and our relationship with our lenders, no lender has to date sought and we do not believe that any of our lenders would seek to declare a default or enforce remedies in respect of our existing debt, as a result of cross-default provisions or otherwise.

     We believe that our existing cash and cash equivalents, short-term investments, expected cash flow from operations and existing credit lines will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements through the end of 2006. We currently hold cash and cash equivalents primarily in Malaysian ringgit, U.S. dollars and New Taiwan dollars, in addition to other currencies from time to time. We have contractual obligations of $286.1 million due in the next three years. We intend to meet our payment obligations through expected cash flow from operations, long-term debt and the issuance of additional equity or equity-linked securities. We will continue to evaluate our capital structure and may decide from time to time to increase or decrease our financial leverage through equity offerings or debt borrowings. The issuance of additional equity or equity-linked securities may result in additional dilution to our shareholders.

     From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment, acquisition or divestment. We believe that after taking into account amounts available under existing banking facilities, we will have adequate working capital to meet our current requirements.

     Our treasury team, under the supervision of our chief financial officer, is responsible for setting our funding and treasury policies and objectives. Our exposure to financial market risks relate primarily to changes in interest rates and foreign currency exchange rates. To mitigate these risks, we utilize derivative financial instruments, the application of which is primarily to manage these exposures, and not for speculative purposes. As of December 31, 2005, there were no outstanding interest rate swap transactions. We have entered into foreign currency option contracts to hedge our existing assets and liabilities denominated in foreign currencies and identifiable foreign currency purchase commitments. As of December 31, 2005, there was approximately $0.2 million of forward and option contracts outstanding. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Rate Risk”.

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

     As of December 31, 2005, we employed 461 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals. We incurred research and development expenditures of $19.5 million, $23.2 million and $25.0 million in 2003, 2004 and 2005, representing approximately 5.6%, 5.4% and 5.9% of our net revenues, respectively. We have historically expensed all research and development costs as incurred, and none is currently capitalized. ASE Inc. has historically shared its research and development relating to our packaging operations with ASE Test Malaysia at no cost. While such arrangements are expected to continue in the future, no assurances can be given that ASE Inc. will continue providing research and development at no cost, or at all.

OFF-BALANCE SHEET ARRANGEMENTS

     ASE Inc. and ASE Test Taiwan entered into a $100.0 million, three-year revolving accounts receivable securitization agreement with a bank in November 2005. The agreement serves to increase ASE Inc.’s and ASE Test Taiwan’s financing flexibility and to meet working capital requirements. Under the agreement, ASE Inc. and ASE Test Taiwan sold accounts receivable that meet certain eligibility requirements to the bank, which issued securities to third parties backed by the accounts receivable transferred to the bank. Proceeds received from the bank equaled the net carrying value of the sold accounts receivable, less a deferred purchase price receivable at 20% of such receivables, a guarantee deposit, a program fee and other related expenses. At the time of the sale, ASE Inc. and ASE Test Taiwan lost control over the accounts receivable. After the transfer of the accounts receivable, ASE Inc. and ASE Test Taiwan continue to service, administer and collect the accounts receivable on behalf of the bank. ASE Inc. and ASE Test Taiwan collect on the initial accounts receivable sold and transfer new accounts receivable meeting the eligibility requirements with a similar value to replace the collected accounts receivable. This securitization of accounts receivable resulted in an increase in our cash inflow of US$9.4 million for 2005.

     The eligibility criteria for the accounts receivable are primarily based on the accounts receivable customers’ respective credit ratings. Therefore, a change in a customer’s credit rating may cause some accounts receivable to become ineligible, requiring ASE Inc. and ASE Test Taiwan to replace such ineligible accounts receivable with new eligible accounts receivable or with cash, which may also affect ASE Inc.’s and ASE Test Taiwan’s ability to transfer additional eligible accounts receivable into the facility, and may increase ASE Inc.’s and ASE Test Taiwan’s cash outflow by the amount of the ineligible accounts receivable.

     ASE Inc. and ASE Test Taiwan de-recognized accounts receivable at 80% of the carrying value, representing the portion of the sold accounts receivable on which ASE Inc. and ASE Test Taiwan do not have any recourse obligation. If ASE Inc. or ASE Test Taiwan maintain any control over these sold accounts receivable after the initial sale, the sale of these accounts receivable will no longer qualify as an off-balance sheet transaction and the total proceeds receivable from the bank would have to be recorded as borrowings in our consolidated financial statements. See note 2 and note 5 of our consolidated financial statements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table sets forth our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future, as of December 31, 2005.

	Payments due by Period

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(in millions)
Long-term Debt(1)	$288.1	$46.1	$173.2	$68.8	$—
Capital (Finance) Lease Obligations(1)(2)	6.9	3.6	3.3	—	—
Operating Lease Obligations(3)	67.2	39.0	20.9	7.3	—
Purchase Obligations	—	—	—	—	—

Total (4)(5)(6)	$362.2	$88.7	$197.4	$76.1	$—

(1)	Excludes interest payments.

(2)	Capital lease obligations represent our commitment for leases of equipment. The obligations are included in the consolidated financial statements. See note 20 to our consolidated financial statements for additional details.

(3)	Represents our commitments under leases for land, machinery and equipment such as testers, and office buildings and equipment. See note 20 to our consolidated financial statements.

(4)	Excludes payments that vary based upon our net sales or sales volume such as commissions and service fees payments to outside sales agencies. Commissions and service fees expenses in 2005 were approximately $9.0 million. See “Item 4. Information on the Company—Business Overview—Sales and Marketing”.

(5)	Excludes commitments to purchase equipment of approximately $8.4 million, as of December 31, 2005, which are not legally binding but which we intend to execute and therefore will likely represent a future cash outflow, and commitments for construction of a building of approximately $0.4 million, of which $0.1 million had been paid as of December 31, 2005. See note 20 to our consolidated financial statements for additional details.

(6)	Minimum pension funding requirements are not included since such amounts have not been determined. We made pension contributions of approximately $0.4 million, $0.5 million and $0.6 million in 2003, 2004 and 2005, respectively, and we estimate that we will contribute approximately $0.5 million in 2006. See note 14 to our consolidated financial statements for additional details regarding our pension plan.

     While we have guaranteed the $150.0 million credit facility and $78.0 million credit facility of our wholly-owned subsidiary, ASE Test Finance Limited, as described above in “—Liquidity and Capital Resources”, we have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of third parties. In addition, we do not have any written options on non-financial assets.

Item 6. Directors, Senior Management and Employees.

DIRECTORS AND SENIOR MANAGEMENT

Directors

     The following table sets forth information with respect to our directors as of April 30, 2006. Except for Mr. Jeffrey Chen and Mr. Joseph Tung, whose terms have no expiration date, the current term of our directors expires on the date of the annual general shareholders’ meeting in June 2008.

Name	Age	Position	Date of First Appointment

Jason C.S. Chang	61	Chairman and Chief Executive Officer	June 1996
Richard H.P. Chang	59	Vice Chairman	June 1996
Raymond Lo	52	Director, President and President, ASE Test	May 2001
		Taiwan
Joseph Tung	47	Director	February 1996
Jeffrey Chen	42	Director	March 1998
Freddie Liu	41	Director and Chief Financial Officer	October 2004
Chin Ko-Chien	60	Director	June 1996
Alan Cheng	60	Director	June 1999
Sim Guan Seng	46	Director	February 1996
Albert C.S. Yu	53	Director	June 1996
David D.H. Tsang	64	Director	June 1996

     Jason C.S. Chang has served as our Chairman from June 1996 to December 2000 and since April 2004. He has also served as Chairman of ASE Inc. since its founding in March 1984 and as its Chief Executive Officer since May 2003. He holds a degree in electrical engineering from National Taiwan University and a master’s degree from the Illinois Institute of Technology. He is the brother of Richard H.P. Chang, our Vice Chairman.

     Richard H.P. Chang served as our Chairman from 2001 to April 2004. Mr. Chang has served as our Vice Chairman from 1996 to 2001 and since April 2004. Mr. Chang is also the Vice Chairman and President of ASE Inc. He holds a degree in industrial engineering from Chung Yuan Christian University in Taiwan. Mr. Chang is the brother of Jason C.S. Chang, our Chairman and Chief Executive Officer.

     Raymond Lo was appointed President of our company in April 2004 and has served as President of ASE Test Taiwan since December 1999. Mr. Lo served as a supervisor of ASE Inc. from July 2000 to April 2006, when he began serving as a director of ASE Inc. Mr. Lo holds a degree in electrophysics from National Chiao-Tung University in Taiwan.

     Joseph Tung has served as a director of our company since 1996. Mr. Tung served as our Chief Financial Officer from 1996 until 1998. Mr. Tung has also served as Chief Financial Officer of ASE Inc. since January 1995, and as a director of ASE Inc. since April 1997. Prior to joining ASE Inc., he was Vice President of corporate banking at Citibank, N.A., in Taipei, Taiwan. He holds a degree in economics from National Chengchi University in Taiwan and a master’s degree in business administration from the University of Southern California.

     Jeffrey Chen has served as a director of our company since 1998 and a director of ASE Inc. since June 2003. He served as our Chief Financial Officer from July 1998 to August 2002. Mr. Chen is also a Vice President of ASE Inc. and a Special Assistant to the Chairman of ASE Inc. Prior to joining ASE Inc., Mr. Chen worked in the corporate banking department of Citibank, N.A., in Taipei and as the Vice President of corporate finance at Bankers Trust in Taipei, Taiwan. He holds a degree in finance and economics from Simon Fraser University in Canada and a master’s degree in business administration from the University of British Columbia in Canada.

     Freddie Liu has served as a director of our company since October 2004 and has also served as the Financial Controller of the ASE Group since August 2002 and the Chief Financial Officer of ASE Test Limited since March 2004. Mr. Liu joined the ASE Group in February 1997. Prior to joining the ASE Group, Mr. Liu was a Vice President of corporate banking at Citibank, N.A. in Taipei. He holds a degree in diplomacy from the National Chengchi University in Taiwan and a master’s degree in business administration from the University of Michigan.

     Chin Ko-Chien has served as a director of our company since 1996 and a director of ASE Test Taiwan since December 1994. Mr. Chin is also a supervisor of ASE Inc., where he worked from March 1984 to April 2006. He holds a degree in marine engineering from the National Taiwan Ocean University in Taiwan.

     Alan Cheng has served as a director of our company since 1999 and is the Chairman of H.R. Silvine Electronics, Inc. as well as a director of ASE Inc. and Hung Ching Development & Construction Co., Ltd., an affiliate of ASE Inc. Mr. Cheng holds a degree in industrial engineering from Chung Yuan Christian University in Taiwan and a master’s degree in industrial engineering from Rhode Island University.

     Sim Guan Seng has served as a director of our company since1996 and is a certified public accountant in Singapore and the sole proprietor of Sim Guan Seng & Co. Mr. Sim held various positions at Arthur Andersen and at GK Goh Stockbrokers in Singapore from 1983 to 1991. He holds a degree in accountancy from the National University of Singapore.

     Albert C.S. Yu has served as a director of our company since 1996 and a director of ASE Test Taiwan from December 1994 to June 2002. Mr. Yu has been the publisher and chairman of the China Times, a Chinese language newspaper in Taiwan, since 1984. He holds a master’s degree in business administration from San Francisco University.

     David D.H. Tsang has served as a director of our company since 1996 and is the founder of Oak Technology, Inc. Prior to founding Oak Technology, Mr. Tsang founded and served as President and Chairman of Data Technology Corp., a manufacturer of disk controllers and high density disk drives. He holds a degree in electrical engineering from Brigham Young University and a master’s degree in electrical engineering from the University of Santa Clara.

Executive Officers

The following table sets forth information with respect to our executive officers as of April 30, 2006.

Name	Age	Position

Jason C.S. Chang	61	Chairman and Chief Executive Officer
Raymond Lo	52	President and President, ASE Test
		Taiwan
Freddie Liu	41	Chief Financial Officer
Lee Kwai Mun	44	President, ASE Test Malaysia
Tien Wu	49	Chief Executive Officer, ISE Labs
Kenneth Hsiang	36	President, ISE Labs

     Jason C.S. Chang. See “—Directors”.

     Raymond Lo. See “—Directors”.

     Freddie Liu. See “—Directors”.

     Lee Kwai Mun has served as the President of ASE Test Malaysia since March 2006. Before joining ASE Test Malaysia, Mr. Lee was a special assistant to the General Manager of our packaging facility in Kaohsiung, Taiwan. He holds a degree in mechanical engineering from Chung Kung University in Taiwan.

     Tien Wu has served as the Chief Executive Officer of ISE Labs since March 2003 and a director of ASE Inc. since June 2003. Mr. Wu has also served as Chief Operating Officer of ASE Inc. since April 2006, prior to which he served as the Vice President of worldwide marketing and strategy of the ASE Group. Prior to joining ASE Inc. in March 2000, he held various management positions with IBM. He holds a B.S.C.E. degree from the National Taiwan University and a master’s in mechanical engineering and a doctorate in applied mechanics from the University of Pennsylvania.

     Kenneth Hsiang has served as the President of ISE Labs since June 2004. Since joining ASE in 1999, Mr. Hsiang has worked in various financial and strategic planning roles within in the ASE Group. Prior to joining the ASE Group, Mr. Hsiang held various positions at Connetics and PricewaterhouseCoopers. Mr. Hsiang is a Certified Public Accountant in California and holds bachelors degrees in economics and rhetoric from the University of California, Berkeley. Mr. Hsiang is the nephew of the wife of Jason C.S. Chang, our Chairman.

     Other than disclosed in this annual report, there is no family relationship between any of our directors and executive officers and any other director or executive officer. We and our subsidiaries do not have service contracts with our directors that provide for benefits upon termination of employment.

COMPENSATION

     The aggregate cash compensation paid in 2005 to our directors and executive officers was approximately $2.5 million. In 2005, we made provisions for retirement benefits for our executive officers. We did not pay any remuneration in kind to our directors, supervisors or executive officers in 2005.

Share Option Plans

     We currently maintain three option plans, which included plans adopted in 1999, 2000, and 2004. Under our share option plans, our directors, employees, advisers, consultants and our affiliates, some of whom serve as ASE Inc.’s directors, supervisors and employees, may, at the discretion of a committee of our board of directors administering the plan, be granted options to purchase our shares at an exercise price of no less than their market value on the date of grant. The committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each grant, the vesting schedule for each option grant and the maximum term for which each granted option is to remain outstanding, up to a maximum term of ten years. Our board of directors may amend or modify the plans at any time. As of December 31, 2005, an aggregate of 16,500,000 of our shares had been reserved for issuance and 10,491,064 options to purchase our shares remained outstanding under our various option plans. An aggregate of 4,945,000 options (of which 4,870,000 were outstanding as of December 31, 2005) had been granted to our directors and executive officers. Options granted under the various plans are exercisable at an exercise price ranging from $6.10 to $25.00 per share.

     ASE Inc. currently maintains two option plans, which include plans adopted in 2002 and 2004. Pursuant to these plans, full-time employees of ASE Inc. as well as the full-time employees of ASE Inc.’s domestic and foreign subsidiaries are eligible to receive stock option grants. Each option entitles the holder to purchase one common share of ASE Inc. at a price equal to the closing market price on the date of the option issuance, such exercise price being subject to retroactive adjustment in the event of certain capital transactions in subsequent periods. Each option is exercisable upon vesting for five years. Forty percent of the options originally granted vest upon the second anniversary of the grant date, and an additional 10% of the options originally granted vest every six months thereafter. Each option expires at the end of the 10th year following its grant date. The options are generally not transferable. As of December 31, 2005, ASE Inc. had granted a total of 159,968,000 options under the 2002 plan, 145,989,000 of which were granted at an original exercise price of NT$20.80 per share (currently adjusted to NT$16.10 per share) and 13,979,000 of which were granted at an original exercise price of NT$24.60 per share (currently adjusted to NT$21.00 per share). As of December 31, 2005, ASE Inc. had granted a total of 139,917,000 options under the 2004 plan, 124,917,000 of which were granted with an original exercise price of NT$26.60 per share (currently adjusted to NT$22.70 per share) and 15,000,000 of which were granted at an original exercise price of NT$20.55 per share (currently adjusted to NT$18.60 per share). In 2004 and 2003, ASE Inc. granted 10,500,000 and 750,000 options, respectively, to our directors and executive officers. In 2005, ASE Inc. did not grant any options to our directors and executive officers.

Bonus Plans

     We award bonuses to our employees at ASE Test Taiwan based on overall income and individual performance targets. All our employees at ASE Test Taiwan are eligible to receive bonuses. Our employees at ASE Test Taiwan received cash bonuses of an aggregate of $2.2 million and $3.8 million in 2004 and 2005. We did not distribute cash bonuses to employees in 2003.

     Starting in 1994, ASE Inc. included employees of its subsidiaries in Taiwan in its existing employee bonus plan. Pursuant to this arrangement, our employees in Taiwan are eligible for cash and share bonuses based on ASE Inc.’s consolidated net income and our contribution to its consolidated net income. We did not contribute to the plan in 2003, 2004 and 2005. Bonuses are given in cash and ASE Inc.’s common shares, valued at par value of NT$10 per share, at the discretion of ASE Inc. Actual amounts of bonuses to individual employees are determined based upon the employee meeting specified individual performance objectives. ASE Inc. granted no share awards to our employees in 2003. It granted an aggregate of 1,737,586 shares in 2004 as share awards to our employees with a fair market value at the date of our shareholders’ approval of $1.1 million. It granted an aggregate of 3,539,787 shares in 2005 as share awards to our employees with a fair market value at the date of our shareholders’ approval of $2.7 million. We expect ASE Inc. to continue this practice in future periods. Share bonuses which are valued at par value of NT$10 are charged against retained earnings under ROC GAAP after such appropriations are formally approved by the shareholders in the following year. Under U.S. GAAP, such bonuses are charged against income currently in the year earned. Shares issued as part of these bonuses are recorded at fair market value. Since the amount and form of such bonuses are not usually determinable until the shareholders’ meeting in the subsequent year, the total amount of the aforementioned bonuses is initially accrued based on management’s estimate regarding the amount to be paid in accordance with our Memorandum and Articles of Association. Any difference between the initially accrued amount and the fair market value of the bonuses upon the issuance of shares is recognized in the year of approval by shareholders. Because these were shares of ASE Inc., the issuance of these shares will not have a dilutive effect on our shareholders.

Pension Plan

     ASE Test Taiwan has a defined benefit pension plan covering participating regular employees. Retirement benefits are based on length of service and average salaries or wages in the last six months before retirement. Under this defined benefit pension plan, ASE Test Taiwan makes monthly contributions, at 2% of salaries and wages, to a pension fund which is deposited in the name of, and administered by, the employees’ pension plan committee. Under the ROC Labor Pension Act, effective July 1, 2005, employees of ROC companies, including ASE Test Taiwan, may elect to participate in a “portable” defined contribution pension plan under the new law instead of the defined benefit pension plan. Under the ROC Labor Pension Act, all ROC companies to contribute at least 6% of participating employees’ monthly salaries to the pension fund accounts of such employees. Most of the employees of ASE Test Taiwan have elected to participate in the portable defined contribution pension plan under the ROC Labor Pension Act. Employees hired after the effectiveness of the new law participate in the new portable pension plans. See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—ROC Labor Pension Act” and note 14 of the notes to our consolidated financial statements. Our accrued pension cost was $4.0 million, $5.1 million and $6.4 million as of December 31, 2003, 2004 and 2005, respectively.

     ISE Labs has a defined “401k” contribution savings plan for eligible employees that permits employees to make contributions up to the maximum limits allowable under Internal Revenue Code Section 401k. ASE Test Malaysia also has a defined contribution plan.

BOARD PRACTICE

Audit Committee

     Our board of directors established an audit committee in June 2002. The audit committee is appointed by the board of directors and currently consists of Alan Cheng, who is an independent director and financially literate with accounting or related financial management expertise. The audit committee has responsibility for, among other things, overseeing the qualifications, independence and performance of our independent auditors and the integrity of our financial statements.

Differences between Nasdaq Corporate Governance Requirements and Home Country Practices

     Nasdaq allows foreign private issuers, such as us, to follow home-country practice in lieu of certain of its corporate governance rules. Nasdaq also provides exemptions from certain of its corporate governance requirements for companies of which more than 50% of the voting power is held by an individual, group or company. As such, we are exempt from compliance with the following Nasdaq rules.

     Pursuant to Nasdaq rules, independent directors must comprise a majority of the board of directors. We are exempt from the Nasdaq rules pertaining to independent directors by virtue of the fact that we are a “controlled company” as a result of ASE Inc.’s beneficial ownership of more than 50% of our ordinary shares. Our board of directors has one independent director who meets the criteria set forth in Rule 10A-3 of the Exchange Act.

     Pursuant to Nasdaq rules, independent directors are required to hold regularly scheduled meetings at which only independent directors are present. As permitted by home-country practice, we do not hold such executive sessions.

     Pursuant to Nasdaq rules, the compensation of the executive officers and the nomination of directors must be determined, or recommended to the board, either by a majority of the independent directors or an independent committee. We are exempt from these requirements by virtue of the fact that we are a “controlled company” as a result of ASE Inc.’s beneficial ownership of more than 50% of our ordinary shares.

     Pursuant to Nasdaq rules, companies must have an audit committee whose members meet certain independence requirements, in addition to the independence requirements of the Exchange Act. As permitted by home-country practice, our audit committee member meets the independence requirements of the Exchange Act.

     Pursuant to Nasdaq rules, companies must have an audit committee charter that meets certain requirements. Our audit committee charter does not satisfy all the requirements of the Nasdaq rules. Our audit committee charter satisfies the requirements of the Rule 10A-3 of the Exchange Act. Pursuant to Nasdaq rules, the audit committee charter must specify the audit committee’s responsibility for ensuring its receipt from the independent auditors of a formal written statement delineating all relationships between the independent auditor and the company and the audit committee’s responsibility for actively engaging in a dialogue with the independent auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and for taking, or recommending that the full board take, appropriate action to oversee the independence of the independent auditor. As permitted by home-country practice, our audit committee charter satisfies the requirements of Rule 10A-3 of the Exchange Act and provides that our audit committee is responsible for assessing and overseeing the independence of our independent auditors.

     Pursuant to Nasdaq rules, companies are required to solicit proxies and provide proxy statements for all shareholder meetings and furnish copies of such proxy solicitation to Nasdaq. Under Singapore law, we are only required to send notices of general meetings of shareholders in the manner prescribed by our Articles of Association and the Singapore Companies Act. Under Singapore law, we are not required to solicit proxies in connection with our shareholder meetings. We distribute notices of our shareholder meetings along with a proxy statement and proxy cards to shareholders.

EMPLOYEES

     We had 7,115, 9,201 and 5,630 employees as of December 31, 2003, 2004 and 2005, respectively. The following table sets forth certain information concerning our employees as of the dates indicated:

	As of December 31,

	2003	2004	2005

Total	7,115	9,201	5,630
Function
Direct labor	4,173	5,833	2,850
Indirect labor	1,924	2,150	1,663
Selling, general and administrative	603	729	656
Research and development	415	489	461
Location
Taiwan	2,511	2,906	2,693
Malaysia	4,207	5,787	2,437
United States	273	195	197
Hong Kong	8	9	0
Singapore	116	304	303

     Our employees are not covered by any collective bargaining agreements. We have not experienced any strikes or work stoppages by our employees and believe that our relationship with our employees is good. Eligible employees may participate in the ASE Inc. employee share bonus plan and stock option plan as well as our share option plans. See “—Compensation”.

SHARE OWNERSHIP

     The following table sets forth certain information with respect to our directors and officers as of April 30, 2006.

Officer or Director	Number of Ordinary Shares Held	Percentage of Total Ordinary Shares Issued and Outstanding	Number of Options Held(1)	Exercise Price of Options ($)	Expiration Date of Options

Jason C.S. Chang	183,908	0.2%	2,240,000	8.875 – 20.00	8/10/09 – 12/11/13
Richard H.P. Chang	1,046,276	1.0%	1,260,000	6.10 – 20.00	8/10/09 – 12/11/13
Raymond Lo	—	—	*	6.10 – 25.00	8/10/2009 – 12/11/2013
Joseph Tung	143,000	0.1%	*	6.10 – 12.95	1/5/2011 – 12/11/2013
Jeffrey Chen	—	—	*	6.10 – 12.95	1/5/2011 – 12/11/2013
Freddie Liu	16,000	†	*	8.875 – 20.00	8/10/2009 – 12/11/2013
Chin Ko-Chien	4,672	†	*	6.10 – 12.95	1/5/2011 – 12/11/2013
Alan Cheng	—	—	*	6.10 – 9.00	11/13/2001 – 11/7/2012
Sim Guan Seng	—	—	—	—	—
Albert C.S. Yu	45,176	†	*	6.10 – 9.00	11/13/2011 – 11/7/2012
David D.H. Tsang	20,000	†	*	6.10 – 9.00	11/13/2011 – 11/7/2012
Lee Kwai Mun	—	—	40,000	9.79	4/18/2016
Tien Wu	11,000	†	*	8.875 – 25.00	8/10/2009 – 12/11/2013
Kenneth Hsiang	—	—	40,000	8.875 – 20.00	8/10/2009 – 12/11/2013

(1)	Each option covers one ordinary share.

*	The sum of the number of options held and the number of options issuable upon exercise of all options held is less than 1% of our total outstanding common shares.

†	Percentage is less than 0.1% .

     As of April 30, 2006, our directors and executive officers as a group held options covering an aggregate of 4,910,000 shares, of which options with respect to 4,279,000 shares were exercisable as of that date.

Item 7. Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

     We are majority-owned by ASE Inc. ASE Inc. is one of the world’s largest independent providers of semiconductor packaging services and, through its majority ownership of us, one of the largest independent providers of semiconductor testing services. ASE Inc. was founded by Mr. Jason C.S. Chang, our Chairman, and his brother, Mr. Richard H.P. Chang, our Vice-Chairman, and was incorporated in 1984. ASE Inc.’s shares have been listed on the Taiwan Stock Exchange since July 1989, and its American depositary shares have been listed on the New York Stock Exchange since September 2000.

     As of April 30, 2006, ASE Inc. indirectly owned approximately 51.0% of our outstanding shares through two wholly-owned Bermuda subsidiaries, J&R Holding Limited and ASE Holding Limited. ASE Inc., as our major shareholder, does not have voting rights different from other shareholders. However, as a result of ASE Inc.’s substantial share ownership, it is in a position to control actions that require shareholders’ approval, including the timing and payment of dividends and the election of our entire board of directors. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our interests may conflict with those of our controlling shareholder, who may take actions that are not in our shareholders’ best interest”.

     The following table sets forth certain information regarding (1) ownership of our shares by each person who is known to us to be the owner of more than 5% of our shares and (2) ownership of our shares by our directors and executive officers as a group, as of April 30, 2006.

Identity of Person or Group	Number of Shares Owned		Percent Owned

ASE Inc(1)	50,985,143	(1)	51.0%
FMR Corp.(2)	8,891,800		8.9%
Wasatch Advisors, Inc.(3)	5,971,636		6.0%
Directors and executive officers as a group(4)	1,470,032		1.5%

(1)	Owned through J&R Holding Limited and ASE Holding Limited, wholly-owned subsidiaries of ASE Inc.

(2)	Beneficial ownership information as of December 31, 2005 as reported by FMR Corp.’s and Edward C. Johnson 3d’s Schedule 13G filed jointly with the SEC on February 14, 2006. Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp. We do not have any information with respect to the ownership of our common shares by FMR Corp. other than what is disclosed in their Schedule 13G filed on February 14, 2006.

(3)	Beneficial ownership information as of December 31, 2005 as reported by Wasatch Advisors, Inc.’s Schedule 13G filed with the SEC on February 14, 2006. We do not have any information with respect to ownership of our common shares by Wasatch Advisors, Inc other than what is disclosed in its Schedule 13G filed February 14, 2006.

(4)	Excludes shares issuable under currently exercisable options and shares held directly by J&R Holding Limited and ASE Holding Limited, which certain directors and executive officers may be deemed to beneficially own.

     As of April 28, 2006, approximately 100.1 million of our shares were outstanding. We believe that, of such number, approximately 45.2 million shares were held by approximately 1,805 holders in the United States.

Other than:

  FMR Corp. becoming the beneficial owner of more than 5% of our common shares in 2005; and

  Wasatch Advisors, Inc. becoming the beneficial owner of more than 5% of our common shares in 2005;

there were no changes in our major shareholders or significant changes in the percentage ownership of any of our major shareholders in 2003, 2004 and 2005.

RELATED PARTY TRANSACTIONS

     ASE Inc. and ASE Test Taiwan from time to time jointly market turnkey services provided at their respective Taiwan facilities. We expect that in future periods a significant portion of our net revenues from testing services will continue to be derived from customers who are also customers of ASE Inc.

     In recent years, ASE Inc. has made awards of its shares to our employees at ASE Test Taiwan as part of their compensation, based in part on the consolidated net income of ASE Inc. and our contribution to the consolidated income. ASE Inc. did not grant any stock awards to our employees at ASE Test Taiwan in 2003. In 2004, ASE Inc. granted 1,737,586 shares as stock awards to our employees at ASE Test Taiwan with a fair market value at the time of our shareholders’ approval of $1.1 million. In 2005, ASE Inc. granted 3,539,787 shares as stock awards to our employees at ASE Test Taiwan with a fair value at the time of our shareholders’ approval of $2.7 million. We expect that ASE Inc. will continue this practice in future periods.

     ASE Test Taiwan has historically charged ASE Inc. fees for the testing of semiconductors packaged for a small number of customers that prefer to be billed through ASE Inc. for testing services performed by ASE Test Taiwan. These fees amounted to $13.6 million, $16.8 million and $44.6 million in 2003, 2004 and 2005, respectively.

     ASE Test Malaysia has historically purchased a portion of the raw materials used in its packaging operations, principally leadframes, from ASE Inc. Additionally, after ASE Material’s merger into ASE Inc. on August 1, 2004, through which ASE Inc. assumed ASE Material’s interconnect materials operations, ASE Inc. began providing substrates to ASE Test Malaysia. These types of raw materials are typically sold by ASE Inc. to ASE Test Malaysia at the prevailing market price. Purchases of raw materials by ASE Test Malaysia amounted to $0.3 million, $2.7 million and $5.4 million in 2003, 2004 and 2005, respectively.

     In 2003 and 2004, ASE Test Malaysia purchased raw materials, primarily leadframes and substrates, from ASE Material before it was merged into ASE Inc. on August 1, 2004, in the aggregate amount of $8.8 million and $3.4 million, respectively. These types of raw materials were typically sold by ASE Material to ASE Test Malaysia at the prevailing market price.

     ASE Inc. has historically shared its research and development relating to packaging with ASE Test Malaysia at no cost. While ASE Inc. intends to continue such arrangements in the future, if ASE Inc. discontinued such arrangements, ASE Test Malaysia would have to develop the capability for, and bear the cost of, research and development relating to packaging.

     ASE Inc. has in the past guaranteed some of our borrowings and may from time to time provide similar guarantees in the future. From time to time, some of our directors have guaranteed certain of our borrowings.

     In April 2003, ASE Inc. and Hung Ching entered into an agreement for the construction of a building in the Nantze Export Processing Zone on land currently leased by ASE Inc. Under the agreement, Hung Ching bore all costs relating to the development. ASE Inc. and ASE Test Taiwan purchased Hung Ching’s interest in the development in January 2005. ASE Inc. owns the first eight floors of the building with floor space of approximately 940,000 square feet, and ASE Test Taiwan owns the remaining two floors with floor space of approximately 232,000 square feet. We use ASE Test Taiwan’s floor space to house part of our operations in Kaohsiung, Taiwan. The total cost to us of the construction project was $10.3 million.

     We lease a small portion of our production facilities in Kaohsiung and Chung Li, Taiwan from ASE Inc. We also lease a small portion of our production facilities in Kaohsiung, Taiwan to ASE Inc.

     In July 2004, ASE Inc., through its subsidiary J&R Holding Limited, purchased all of the outstanding shares of ASE (U.S.) Inc. from Y.C. Hsu, ASE (U.S.) Inc.’s sole shareholder, for a purchase price of $4.6 million. ASE (U.S.) Inc. is now ASE Inc.’s wholly-owned subsidiary. In 2004 and 2005, we paid $7.0 million and $7.7 million, respectively, in fees and service charges to ASE (U.S.) Inc.

     On August 1, 2004, ASE Chung Li and ASE Material merged, pursuant to a merger agreement dated October 28, 2003, with and into ASE Inc. with ASE Inc. as the surviving corporation. The merger was consummated by means of a share exchange pursuant to which we, along with other respective shareholders, other than ASE Inc., of ASE Chung Li and ASE Material, received shares of ASE Inc. in exchange for the common shares of each of ASE Chung Li and ASE Material. ASE Inc. issued 282,315,437 common shares in connection with the merger, representing approximately 7.9% of its outstanding shares as of October 28, 2003 before giving effect to such issuance. In connection with ASE Inc.’s merger with ASE Chung Li, ASE Inc. issued 149,175,000 of its common shares to us, 79,914,225 of its common shares to J&R Holding, its wholly-owned subsidiary, and four common shares to certain individuals who were the original shareholders of ASE Chung Li. The merger with ASE Chung Li had a transaction value of approximately NT$7,101.8 million, based on NT$31.00 per ASE Inc. common share, which was the average of the closing prices of ASE Inc.’s common shares on the Taiwan Stock Exchange for two days prior to and following October 28, 2003. In connection with its merger with ASE Material, ASE Inc. issued 5,000,000 of its common shares to ASE Test Taiwan, one of our consolidated subsidiaries, 1,086,800 of its common shares to Hung Ching, our affiliate, and 47,139,409 of its common shares to employees and other shareholders, other than ASE Inc., of ASE Material and a strategic investor. The merger with ASE Material had a transaction value of approximately NT$1,650.0 million, based on NT$31.00 per ASE Inc. common share, which was the average of the closing prices of ASE Inc.’s common shares on the Taiwan Stock Exchange for two days prior to and following October 28, 2003. In connection with its merger with ASE Material, Richard H.P. Chang, our Vice Chairman, in his individual capacity as a shareholder and director of ASE Material, also received common shares of ASE Inc. in exchange for common shares of ASE Material held by him.

     All of the former assets and liabilities of ASE Chung Li and ASE Material are owned and have been assumed by ASE Inc. and the operations of ASE Chung Li and ASE Material have been integrated with the operations of ASE Inc. The merger agreement was approved by the board of directors and shareholders of each of ASE Inc., ASE Chung Li and ASE Material.

     In order to comply with Singapore law, trusts organized under ROC law have been established to hold and dispose of the 149,175,000 common shares of ASE Inc. issued to us and the 5,000,000 common shares of ASE Inc. issued to ASE Test Taiwan in connection with the merger. Under Section 76(1)(b)(ii) of the Companies Act, Chapter 50, of Singapore, we, as a Singapore company, may not purport to acquire, directly or indirectly, shares or units of shares in ASE Inc., our parent company. Pursuant to the applicable trust agreements, the trustee under each trust is (1) the registered owner of the common shares, (2) authorized to exercise all of the rights as a shareholder of the common shares, (3) authorized to sell the common shares, subject to market conditions, when such common shares become available for resale under ROC law and in accordance with volume limitations under ROC law, at its sole discretion; provided such common shares are sold (i) in compliance with ROC laws and regulations, (ii) in an orderly manner in order to minimize the impact on the trading price of the common shares, and (iii) in a manner consistent with its fiduciary duties owed to us, and (4) able to transfer and deliver the proceeds from the sale of the common shares and any cash dividends distributed by ASE Inc. to us or ASE Test Taiwan, as the case may be. Neither ourselves nor ASE Test Taiwan have any rights with respect to the common shares held in trust pursuant to the applicable trust agreements other than the right to receive the proceeds from the sale of such common shares and cash dividends declared while the shares remain in trust.

     In August 2003, ASE Test Finance Limited obtained a loan of $60.0 million from J&R Holding Limited in connection with the redemption of the convertible notes issued in 1999. The loan was originally due in February 2005 but was repaid in full in July 2004. In connection with the repayment of the loan to J&R Holding Limited in June 2004, we entered into a two-year revolving loan facility agreement for $30.0 million which was guaranteed by ASE Test Taiwan and bears interest at 3.299% . Also in connection with the repayment of the loan to J&R Holding Limited, ASE Test Finance Limited entered into a credit facility for $30.0 million which was guaranteed by ourselves and bears interest at 3.516% . Both of these loans were repaid in full in 2005.

INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

Item 8. Financial Information.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      Our consolidated financial statements are set forth under “Item 18. Financial Statements.”

Litigation

     We are not involved in material legal proceedings the outcome of which we believe would have a material adverse effect on us.

Dividends And Dividend Policy

     To date, we have not distributed any dividends. We intend to retain our earnings to finance the development and expansion of our business and operations and do not intend to pay cash dividends for the foreseeable future. See “Item 10. Additional Information—Memorandum and Articles of Association—Dividends” and “Item 10. Additional Information—Memorandum and Articles of Association—Stock Dividends and Rights Issue” for a description of the provisions of our Memorandum and Articles of Association relating to dividend distributions.

SIGNIFICANT CHANGES

Other than as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of the annual financial statements.

Item 9. The Offering and Listing.

OFFERING AND LISTING DETAILS

     Our shares are traded on the Nasdaq National Market under the symbol “ASTSF”. Public trading of our shares commenced on June 6, 1996. Prior to that time, there was no public market for our shares. The following table sets forth the high and low sales prices for the shares for the periods indicated as reported by the Nasdaq National Market for the periods indicated.

	Ordinary Share Price

	High	Low

2001	$17.44	$6.80
2002	16.68	2.88
2003	15.00	2.58
2004	16.30	4.40
First Quarter	16.30	9.58
Second Quarter	12.79	5.96
Third Quarter	7.40	4.40
Fourth Quarter	7.68	5.25
2005	8.37	4.50
First Quarter	6.98	4.50
Second Quarter	6.97	4.65
Third Quarter	8.37	5.49
Fourth Quarter	8.15	5.33
December	8.15	6.38
2006
First Quarter	9.85	6.65
January	8.03	6.65
February	8.71	7.38
March	9.85	8.09
Second Quarter (through June 9)	11.85	8.36
April	11.54	9.11
May	11.85	8.70
June (through June 9)	9.77	8.36

Source: Nasdaq National Market database

     The last reported sale price of the shares on the Nasdaq National Market as of June 9, 2006 was $8.93. As of April 30, 2006, there were 25 members who were holders of record of our shares.

     Taiwan depositary shares, or TDSs, representing our ordinary shares are listed on the Taiwan Stock Exchange. The Taiwan Stock Exchange is an auction market where securities traded are priced according to supply and demand through announced bid and ask prices. Each TDS represents .0125 of one share and has undergone corresponding stock splits effected on February 8, 1998 and April 4, 1999. In limited circumstances, shareholders may deposit shares in exchange for TDSs, subject to certain restrictions on the re-issuance of TDSs. The total number of TDSs outstanding is limited so that additional TDSs may be re-issued only upon cancellation by a current holder and subject to our approval. As of April 30, 2006, there were approximately 830.1 million TDSs representing approximately 10.4 million shares outstanding.

     Public trading of our TDSs commenced on January 8, 1998, under the symbol “9101”. Prior to that time, there was no public market for the TDSs. The Taiwan Stock Exchange generally experiences greater fluctuations than the Nasdaq National Market or other national stock exchanges or quotation systems. As a result, the TDSs generally experience greater price volatility than our shares. The following table sets forth the high and low bid prices for the TDSs as reported by the Taiwan Stock Exchange for the periods indicated:

	TDS Prices

	High		Low

2001	NT$	8.40	NT$	3.10
2002		7.35		4.95
2003		6.30		1.66
2004		6.80		2.75
2005		3.43		2.32
First Quarter		3.12		2.54
Second Quarter		3.11		2.35
Third Quarter		3.31		2.56
Fourth Quarter		3.43		2.32
December		3.43		2.68
2006
First Quarter		3.96		2.84
January		3.30		2.84
February		3.42		3.02
March		3.96		3.25
Second Quarter (through June 9)		5.13		3.49
April		4.57		3.82
May		5.13		4.08
June (through June 9)		4.14		3.49

Source: Taiwan Stock Exchange database

The last reported sale price of the TDSs on the Taiwan Stock Exchange was NT$3.73 per TDS on June 9, 2006.

PLAN OF DISTRIBUTION

     Not applicable.

MARKETS

     The principal trading market for our shares is the Nasdaq National Market, and the principal trading market for TDSs representing our shares is the Taiwan Stock Exchange.

SELLING SHAREHOLDERS

     Not applicable.

DILUTION

     Not applicable.

EXPENSES OF THE ISSUE

     Not applicable.

Item 10. Additional Information.

SHARE CAPITAL

     Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

     Set forth below is a description of our share capital, Memorandum of Association and Articles of Association including brief summaries of our shareholders’ rights and the laws of Singapore. The description is not complete and is qualified by reference to Singapore law and our Articles of Association, a copy of which is incorporated by reference into the exhibits hereto.

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

     A director may be a party to or in any way interested in any contract or arrangement or transaction to which we are a party or in which we are in any way interested and he may vote in respect of such interested transaction provided he discloses such interest. He may hold and be remunerated in respect of any office or place of profit (other than the office of our auditor or any subsidiary thereof) under our company or any other company in which we are in any way interested and he (or any firm of which he is a member) may act in a professional capacity for us or any such other company and be remunerated therefor and in any such case as aforesaid (save as otherwise agreed) he may retain for his own absolute use and benefit all profits and advantages accruing to him thereunder or in consequence thereof.

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

     As of April 30, 2006, approximately 100.1 million of our shares were issued and outstanding. All of our shares are in registered form. Except in circumstances permitted by the Singapore Companies Act, we can neither purchase our own shares nor grant any financial assistance for the acquisition or proposed acquisition of our own shares.

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

Members

     Only persons who are registered in our register of members are recognized as members of our company. As of December 31, 2005, there were 26 members who were holders of record of our shares. We will not, except as required by law, recognize any equitable, contingent, future or partial interest in our shares or any other rights in respect of our shares other than the rights of a member. We may, on giving not less than 14 days’ notice to the Accounting and Corporate Regulatory Authority, close our register of members for any time or times except that we may not close the register for more than 30 days in the aggregate in any calendar year.

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

General Meetings of Members

     We are required to hold an annual general meeting each year not later than 15 months following the preceding annual general meeting. Our ninth annual general meeting was held on June 24, 2005. Our directors may convene an extraordinary general meeting whenever they think fit or if requested in writing by two or more members holding not less than 10% of our issued share capital. In addition, members holding not less than 10% of the paid-up capital carrying the right of voting at general meetings may call for a meeting. Unless otherwise required by law or by our Articles of Association, voting at general meetings is by ordinary resolution requiring an affirmative vote of a simple majority of the votes cast at that meeting. An ordinary resolution suffices, for example, in respect of re-election of directors. A special resolution requiring the affirmative vote of at least 75% of the votes cast at the meeting is necessary for some matters under Singapore law, including:

  the voluntary winding-up of our company;

  amendments to our Memorandum of Association and our Articles of Association;

  a change of name of our company; or

  a reduction in our share capital.

     At least 21 days’ prior notice in writing is required to convene a general meeting for the purpose of passing a special resolution. A meeting to pass an ordinary resolution generally requires at least 14 days’ prior notice in writing.

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

  by the chairman of the meeting;

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

Stock Dividends and Rights Issue

     Our directors may, with the approval of our members in a general meeting, capitalize amounts from our company’s retained earnings and capital surplus and distribute the same in the form of fully paid shares to our members in proportion to their shareholdings.

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

  a company and its pension funds and employee share schemes;

  a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis;

  a financial or other professional adviser and its clients in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser and all the funds managed by the adviser on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10.0% or more of the client’s equity share capital;

  directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent;

  partners; and

  an individual and his close relatives, related trusts, any person who is accustomed to acting in accordance with his instructions and companies controlled by the individual, his close relatives, his related trusts or any person who is accustomed to acting in accordance with his instructions.

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

Limitations on Rights to Hold or Vote Shares

     Except as described in “––Voting Rights’’ and “––Takeovers’’ above, there are no limitations imposed by Singapore law or by our Memorandum of Association or Articles of Association on the right of non-resident members to hold or vote our shares.

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

  regulate the conduct of our company’s affairs in the future;

  authorize civil proceedings to be brought in the name of, or on behalf of, our company by such person or persons and on such terms as the court may direct;

  direct us or some of our members to purchase a minority member’s shares and, in the case of our purchase of shares, a corresponding reduction of our share capital;

  direct that our Memorandum of Association or our Articles of Association be amended; or

  direct that our company be wound up.

Transfer Agent and Registrar

     The transfer agent and registrar for our shares is The Bank of New York, 101 Barclay Street, New York, New York 10286; the transfer agent and registrar’s telephone number is: (212) 815-3700.

MATERIAL CONTRACTS

     Asset Purchase Agreement by and among Flextronics Manufacturing (M) Sdn Bhd and ASE Electronics (M) Sdn. Bhd., dated as of October 3, 2005

     On October 3, 2005, ASE Test Malaysia entered into an asset purchase agreement with Flextronics Manufacturing (M) Sdn Bhd, or Flextronics, in connection with the sale of our camera modules assembly operations in Penang, Malaysia to Flextronics for a purchase price of approximately US$19.1 million. Pursuant to the terms and conditions of the asset purchase agreement, all of the tangible and intangible assets, rights and properties owned by or licensed or leased to ASE Test Malaysia with respect to the camera module assembly operations were sold to Flextronics.

     See “Item 4. Information on the Company—Business Overview—Sales and Marketing—Sales and Customer Service Agents” for a summary of contracts we have entered into with agents for sales and customer service.

EXCHANGE CONTROLS

Singapore Exchange Controls

     There are currently no exchange control restrictions in Singapore.

ROC Exchange Controls

     The Foreign Exchange Control Statute and regulations of the ROC provide that all foreign exchange transactions must be executed by banks designated by the ROC Financial Supervisory Commission and by the Central Bank of China to engage in such transactions. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

     Apart from trade, ROC companies and resident individuals may, without foreign exchange approval, remit outside and into the ROC foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent), respectively, in each calendar year. The above limits apply to remittances involving conversion of NT dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises to register medium and long term foreign debt with the Central Bank of China.

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

     As we are not tax resident in Singapore and we do not carry on a trade or business in Singapore, our dividends paid to our shareholders are not considered to be income sourced in Singapore, and therefore will not be subject to tax in Singapore, unless the dividends are received or deemed received in Singapore or if they are considered, in the hands of a particular shareholder, to be derived in Singapore (for example, where they constitute the income of a trade or business carried out in Singapore).

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

   Tax Treaty

     Currently, Singapore does not have a comprehensive avoidance of double taxation treaty with the United States.

United States Federal Income Taxation

     The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of the shares by U.S. holders (defined below). This summary is based on the Internal Revenue Code of 1986 (the Code), final, temporary and proposed Treasury Regulations, administrative pronouncements and judicial decisions, all of which are subject to change, possibly with retroactive effect. This discussion deals only with shares held as capital assets within the meaning of the Code. It does not discuss all of the tax consequences that may be relevant to a holder in light of such person’s particular circumstances or to holders subject to special rules, such as insurance companies, tax-exempt entities, partnerships, dealers in securities, traders in securities that elect to mark to market, certain financial institutions, persons who hold shares as a part of an integrated transaction for U.S. federal income tax purposes, persons whose functional currency is not the U.S. dollar, persons who acquired our shares pursuant to the exercise of any employee stock option or otherwise as compensation or persons who own 10% or more of our voting stock.

     U.S. holders should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     As used herein, a “U.S. holder’’ is a beneficial owner of shares that is, for U.S. federal income tax purposes:

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

   Dividends

     Distributions paid on the shares, other than certain pro rata distributions of shares to all shareholders, will constitute foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as calculated for U.S. federal income tax purposes. The amount a U.S. holder will be required to include in income for any dividend paid in a currency other than U.S. dollars will be equal to the U.S. dollar value of the non-U.S. currency paid, calculated by reference to the exchange rate in effect on the date the dividend is received regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. If a U.S. holder does not convert the amount of any dividend income received into U.S. dollars and realizes gain or loss on a sale or other disposition of such non-U.S. currency, it generally will be U.S. source ordinary income or loss. Corporate U.S. holders will not be entitled to a dividends-received deduction. Subject to applicable limitations, dividends paid to certain noncorporate U.S. holders in taxable years beginning before January 1, 2011 will be taxable at a maximum tax rate of 15.0% . Noncorporate U.S. holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

   Capital Gains

     A U.S. holder will recognize capital gain or loss for U.S. federal income tax purposes on a sale or other disposition of shares in the same manner as on the sale or disposition of any other shares held as capital assets. Such gain or loss, if any, generally will be U.S. source income or loss and will be long-term if the shares were held for more than one year. U.S. holders should consult their tax advisers regarding the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate U.S. holders, and capital losses, the deductibility of which may be limited.

   Passive Foreign Investment Company Rules

     We do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for 2005. However, PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time. Because we have significant cash and other passive assets and because our PFIC status may depend on the value of our stock (from time to time), there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held shares, certain adverse tax consequences could apply.

     If we are treated as a PFIC for any taxable year, gain recognized by a U.S. holder on a sale or other disposition of a share would be allocated ratably over the U.S. holder’s holding period for the share. The amount allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of shares in excess of 125 percent of the average of the annual distributions on shares received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever if shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. holders that may mitigate the adverse consequences resulting from PFIC status.

     In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

   Information Reporting and Backup Withholding

     Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting; and are subject to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

     The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

DIVIDENDS AND PAYING AGENTS

     Not applicable.

STATEMENT BY EXPERTS

     Not applicable.

DOCUMENTS ON DISPLAY

     You may read and copy documents referred to in this annual report that have been filed with the SEC at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms. Documents filed or furnished by us via EDGAR are available from the SEC’s website at: http://www.sec.gov.

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

Foreign Currency Exchange Rate Risk

     Fluctuations in exchange rates, primarily among the U.S. dollar, the Japanese yen, the NT dollar and the Malaysian ringgit, will affect our costs and operating margins and could result in foreign exchange losses. Our liabilities as of December 31, 2005 include liabilities denominated in U.S. dollars, NT dollars, Malaysian ringgit and other currencies. As of December 31, 2005, approximately 55.1% of our cash and accounts receivable and receivables from related parties were denominated in U.S. dollars, approximately 24.4% in Malaysian ringgit, approximately 19.0% in NT dollars and approximately 1.5% in other currencies. As of December 31, 2005, approximately 65.0% of our accounts payable, payable to related parties and payables for fixed assets were denominated in U.S. dollars, approximately 23.9% in NT dollars, approximately 4.6% in Malaysian ringgit and approximately 6.5% in other currencies. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing and packaging equipment, has been, and is expected to continue to be, denominated primarily in U.S. dollars with the remainder in Japanese yen. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we have from time to time utilized currency forward and option contracts to minimize the impact of foreign currency fluctuations on our results of operations. Despite these hedging and mitigating techniques, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recorded a net foreign exchange loss of $0.8 million, a net foreign exchange gain of $0.2 million and a net foreign exchange gain of $1.4 million in 2003, 2004 and 2005, respectively. Our policy is to account for such contracts on a mark-to-market rate basis, and the premiums are amortized on a straight-line method over the life of the contract. As of December 31, 2005, there was approximately $0.2 million of foreign currency forward outstanding. See notes 22 and 23 to our consolidated financial statements.

     The tables below set forth our foreign currency forward contracts as of December 31, 2005.

Foreign Currency Forward Contracts

Hedging assets/liabilities
Buy JP¥/sell US$
Contract Amount (in thousand US$)	172
Average Contractual Exchange Rate (against US$)	116.42
Fair Value – receivable (in thousand US$)	176
Fair Value – payable (in thousand US$)	172

Interest Rate Risk

     Our exposure to interest rate risks relates primarily to our long-term debt, which is normally incurred to support our corporate activities, primarily for capital expenditures. We currently do not enter into derivative transactions with regard to interest rates, but we would consider engaging in currency interest rate swaps to lock in currency and interest rate levels from time to time, if available, on terms considered attractive by us. No derivative contracts for interest rates were outstanding as of December 31, 2005.

     The following table provides information about our significant obligations that are sensitive to interest rate fluctuations.

	As of December 31, 2005

	Expected Maturity Date

	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(in millions, except percentages)
Long-term debt:
Variable rate (NT$)	342.5	1,328.4	697.7	167.7	23.5	—	2,559.8	2,559.8
Average interest
rate	3.08%	2.90%	3.20%	3.50%	3.82%	—	3.05%
Fixed rate (NT$)	6.3	6.2	2.8	0.3	—	—	15.6	15.6
Average interest
rate	5.57%	5.77%	5.86%	6.35%	—	—	5.79%
Variable rate (US$)	35.7	64.8	46.7	31.8	31.2	—	210.2	210.2
Average interest
rate	6.14%	6.40%	6.33%	6.18%	6.24%	—	6.28%
Fixed rate (US$)	3.5	2.3	0.7	—	—	—	6.5	6.5
Average interest
rate	8.34%	7.98%	6.48%	—	—	—	8.01%

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

     On April 4, 1999, we effected another stock split of 300,000,000 shares of par value $0.50 per share, into 600,000,000 shares, with a par value of $0.25 per share. The effect of this stock split was to cause holders of shares on March 20, 1999 to own two shares of par value $0.25 per share for each share of par value $0.50 previously held by them.

     Since all our shareholders were affected, the two stock splits did not result in a dilution of the percentage of aggregate equity ownership, voting rights, earnings or net book value of our shareholders. The stock splits reduced per share earnings and net book value of our shares since there were more shares outstanding following the stock splits.

     In January 2006, the concept of par value was abolished under Singapore law.

Item 15. Controls and Procedures.

     Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this report (the “Evaluation Date”). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded as of the Evaluation Date that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Exchange Act, within the time periods specified in the SEC’s rules and forms. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

     There has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

     Our board of directors determined that Alan Cheng is an audit committee financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 and is independent for the purposes of Rule 10A-3 of the Exchange Act.

Item 16B. Code of Ethics

     We have adopted a code of ethics that satisfies the requirements of Item 16B of Form 20-F and applies to all employees, officers, supervisors and directors of our company and our subsidiaries, including our Chief Executive Officer and Chief Financial Officer. We have posted our code of ethics on our website at http://www.aseglobal.com.

Item 16C. Principal Accountant Fees and Services

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

     Our audit committee, which was re-established on July 21, 2005, pre-approves all audit and non-audit services provided by our independent auditor, including audit services, audit-related services, tax services and other services, on a case-by-case basis. Accordingly, we have not established any pre-approval policies and procedures. Prior to the establishment of our audit committee, such services were pre-approved by our board of directors.

Principal Independent Auditors’ Fees

     We paid the following fees for professional services to our independent auditors, Deloitte & Touche, for the years ended December 31, 2004 and 2005.

	Year Ended December 31,

Services	2004	2005

Audit fees(1)	$496,639	$642,519
Audit-related fees(2)	169,721	18,705
Tax fees(3)	31,500	54,106

	Year Ended December 31,

Services	2004	2005

All other fees (4)	—	11,691

	$697,860	$727,021

(1)	Audit fees are defined as the standard audit and review work that needs to be performed each year in order to issue an opinion on our consolidated financial statements and to issue reports on the local statutory financial statements. It also includes services that can only be provided by our auditor such as statutory audits required by the Tax Bureau of the ROC and the Customs Bureau of the ROC, auditing of non-recurring transactions and application of new accounting policies, pre-issuance reviews of quarterly financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings.

(2)	Audit-related fees include assurance and related services provided by auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported above under “Audit Fees”. They comprise amounts for services such as acquisition due diligence and consultation concerning financial accounting and reporting matters.

(3)	Tax fees consist of professional services rendered by Deloitte & Touche for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

(4)	Other fees consist of fees for agreed-upon procedures related to our accounts receivable securitization in 2005 and review of our capital registration with the ROC government.

Item 16D. Exemptions from the Listing Standards of Audit Committees

     Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Neither we nor any affiliated purchasers purchased any of our equity securities in 2005.

PART III

Item 17. Financial Statements.

     The Company has elected to provide financial statements for fiscal year 2005 and the related information pursuant to Item 18.

Item 18. Financial Statements.

     The consolidated financial statements of the Company and the report thereon by its independent auditors listed below are attached hereto as follows:

(a)	Report of Independent Registered Public Accounting Firm (page F-1).

(b)	Consolidated Balance Sheets (page F-3).

(c)	Consolidated Statements of Income (page F-4).

(d)	Consolidated Statements of Changes in Shareholders’ Equity (page F-6).

(e)	Consolidated Statements of Cash Flows (page F-7).

(f)	Notes to Consolidated Financial Statements (page F-9).

Item 19. Exhibits.

1.	(a)	Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1(a) to the Company’s annual report on Form 20-F for the year ended December 31, 2003).

4.	(a)	Asset Purchase Agreement by and among Flextronics Manufacturing (M) Sdn Bhd, as Buyer, ASE
Electronics (M) Sdn. Bhd. as Company, dated as of October 3, 2005.

(b)	Commission Agreement dated as of August 1, 2004 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited. (incorporated by reference to Exhibit 4(g) to ASE Inc.’s annual report on Form 20-F for the year ended December 31, 2004).

(c)	Commission Agreement dated as of August 1, 2004 between ASE Test Taiwan and Gardex International Limited. (incorporated by reference to Exhibit 4(h) to ASE Inc.’s annual report on Form 20-F for the year ended December 31, 2004).

(d)	Commission Agreement dated as of August 1, 2005 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited.

(e)	Commission Agreement dated as of August 1, 2005 between ASE Test, Inc. and Gardex International Limited.

(f)	Commission Agreement dated as of January 1, 2006 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited.

(g)	Commission Agreement dated as of January 1, 2006 between ASE Test, Inc. and Gardex International Limited.

(h)	Land Lease Agreement dated as of January 1, 1997 between ASE Test Taiwan and Nantze Export Processing Zone Administration of Ministry of Economic Affairs (incorporated by reference to Exhibit 4(h) to the Company’s annual report on Form 20-F for the year ended December 31, 2003).

(i)	Land Lease Agreement dated as of January 1, 2002 between ASE Test Taiwan and Nantze Export Processing Zone Administration of Ministry of Economic Affairs (incorporated by reference to Exhibit 4(i) to the Company’s annual report on Form 20-F for the year ended December 31, 2003).

(j)	Land Lease Agreement dated as of April 16, 2000 between ASE Test Taiwan and Nantze Export Processing Zone Administration of Ministry of Economic Affairs (incorporated by reference to Exhibit 4(j) to the Company’s annual report on Form 20-F for the year ended December 31, 2003).

(k)	Land Lease Agreement dated as of May 1, 2000 between ASE Test Taiwan and Nantze Export Processing Zone Administration of Ministry of Economic Affairs (incorporated by reference to Exhibit 4(k) to the Company’s annual report on Form 20-F for the year ended December 31, 2003).

(l)	Land Lease Agreement dated as of April 1, 2004 between ASE Test Taiwan and Nantze Export Processing Zone Administration of Ministry of Economic Affairs (incorporated by reference to Exhibit 4(l) to the Company’s annual report on Form 20-F for the year ended December 31, 2003).

(m)	First Amendment to Lease Agreement dated June 7, 2000 between ISE Labs, Inc. and RND Funding Company, Inc. (incorporated by reference to Exhibit 4(j) to the Company’s annual report on Form 20-F for the year ended December 31, 2000).

(n)	Sublease Agreement dated June 2000 between ISE Labs, Inc. and Cirrus Logic, Inc. (incorporated by reference to Exhibit 4(n) to the Company’s annual report on Form 20-F for the year ended December 31, 2000).

(o)	Land Lease Agreement dated as of April 27, 2005 between ASE Test Taiwan and Nantze Export Processing Zone Administration of Ministry of Economics Affairs.

(p)	Land Lease Agreement dated as of March 1, 2006 between ASE Test Taiwan and Nantze Export Processing Zone Administration of Ministry of Economics Affairs.

(q)	Office Building Lease Agreement between ISE Labs, Inc. and JER/BRE Austin Tech L.P. dated October 4, 2001 (incorporated by reference to Exhibit 10.46 to ASE Inc.’s Registration Statement on Form F-3 filed on May 30, 2002).

	(r)	Sublease Agreement dated May 5, 2004 between Apple Computer Limited and ASE Singapore Pte. Ltd. (incorporated by reference to Exhibit 4(s) to the Company’s annual report on Form 20-F for the year ended December 31, 2003).

8.	(a)	List of Subsidiaries.

12.	(a)	Certification of Jason C.S. Chang, Chief Executive Officer of ASE Test Limited, as required by Rule 13a-14(a) of the Securities Exchange Act of 1934.

	(b)	Certification of Freddie Liu, Chief Financial Officer of ASE Test Limited, as required by Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.	(a)	Certification of the Chief Executive Officer and the Chief Financial Officer of ASE Test Limited for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code.

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

ASE TEST LIMITED

By:	/s/ Jason C.S. Chang

	Name:	Jason C.S. Chang
	Title:	Chief Executive Officer

Date: June 19, 2006

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Financial Statements of ASE Test Limited
and Subsidiaries
Independent Registered Public Accounting Firm’s Report	F-1
Consolidated Balance Sheets	F-3
Consolidated Statements of Income	F-4
Consolidated Statements of Changes in Shareholders’ Equity	F-6
Consolidated Statements of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
ASE Test Limited

We have audited the accompanying consolidated balance sheets of ASE Test Limited and its subsidiaries (collectively the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2005, expressed in U.S. dollars. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants, auditing standards generally accepted in the Republic of China (“ROC”) and the Standards of the Public Company Accounting Oversight Board (United States). Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 2005, in conformity with accounting principles generally accepted in the Republic of China.

As discussed in Note 21 to the consolidated financial statements, the Company incurred fire damage to its production line in Chung Li, Taiwan on May 1, 2005. The Company recognized an estimated loss of $52,014 thousand for the damage to its machinery and equipment. The insurance recoveries of the aforementioned damages that are clearly identified and reasonably estimated amounted to $790 thousand, which reduces the total estimated loss, and of this amount, $369 thousand had been received as of December 31, 2005. Any recovery for the remaining $51,224 thousand is contingent on the result of the lengthy professional appraisal process, and as such this amount was recognized as a loss on fire damage for the year 2005.

As discussed in Note 3 to the consolidated financial statements, the Company adopted ROC Financial Accounting Standards No. 35, “Accounting for Asset Impairment” on December 31, 2004.

Accounting principles generally accepted in the Republic of China differ in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income (loss) for each of the three years ended December 31, 2005, and the determination of shareholders’ equity and financial position at December 31, 2004 and 2005, to the extent summarized in Note 26.

February 6, 2006

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2005
(In Thousands of U.S. Dollars, Except Par Value)

ASSETS	2004	2005	LIABILITIES AND SHAREHOLDERS’ EQUITY	2004	2005

CURRENT ASSETS			CURRENT LIABILITIES
Cash and cash equivalents (Notes 2 and 4)	$39,489	$138,211	Short-term borrowings (Notes 10 and 19)	$35,789	$-
Short-term investments (Note 2)	20,000	-	Commercial paper (Notes 11 and 19)	28,474	-
Notes and accounts receivable, net (Notes 2 and 5)	89,202	77,334	Notes and accounts payable	16,053	10,603
Receivables from related parties (Note 18)	12,531	20,277	Payable to related parties (Note 18)	9,284	10,347
Inventories, net (Notes 2 and 6)	44,335	21,239	Payable for fixed assets	33,478	10,737
Deferred income tax assets, net (Notes 2 and 17)	4,581	8,933	Income tax payable	3,206	635
Pledged time deposit (Note 19)	3,576	1,902	Current portion of long-term debts (Notes 12 and 19)	45,740	49,743
Prepayments and other	13,312	17,591	Accrued expenses	28,442	40,141

			Other (Note 5)	1,418	6,013

Total current assets	227,026	285,487

			Total current liabilities	201,884	128,219
LONG-TERM INVESTMENTS (Notes 2 and 7)	133,699	140,225

			LONG-TERM DEBTS (Notes 12 and 19)	273,020	245,303
PROPERTY, PLANT AND EQUIPMENT, NET (Notes 2, 8, 15, 18, 19,
20, 21, 24 and 25)	634,796	430,079	ACCRUED PENSION COST (Notes 2 and 14)	5,119	6,412

GOODWILL (Notes 2, 3 and 9)	25,612	20,646	DEFERRED INCOME TAX LIABILITIES (Notes 2 and 17)	1,016	-

OTHER ASSETS			OTHER LIABILITIES	2,479	2,200

Deferred income tax assets, net (Notes 2 and 17)	41,323	30,964
Deferred charge (Note 2)	13,301	10,492	Total liabilities	483,518	382,134

Other (Note 19)	7,352	22,446

			SHAREHOLDERS’ EQUITY (Notes 1, 2 and 13)
Total other assets	61,976	63,902	Capital stock - $0.25 par value

			Authorized - 600,000,000 ordinary shares
			Issued and outstanding - 100,059,031 ordinary shares	25,015	25,015
			Additional paid in capital	455,059	455,059
			Retained earnings	161,438	125,954
			Unrealized loss on long-term investment	(60)	-
			Cumulative translation adjustments	(41,861)	(47,823)

			Total shareholders’ equity	599,591	558,205

TOTAL	$1,083,109	$940,339	TOTAL	$1,083,109	$940,339

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated February 6, 2006)

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In Thousands of U.S. Dollars, Except Per Share Data)

	2003	2004	2005

NET REVENUES (Notes 2, 18 and 24)	$345,660	$427,763	$420,929

COST OF REVENUES (Notes 15,18 and 20)	283,135	340,663	330,786

GROSS PROFIT	62,525	87,100	90,143

OPERATING EXPENSES (Notes 15, 18 and 20)
Selling (Note 2)	8,551	11,393	11,235
General and administrative	39,056	42,474	39,891
Research and development (Note 2)	19,513	23,223	24,993

Total operating expenses	67,120	77,090	76,119

INCOME (LOSS) FROM OPERATIONS	(4,595)	10,010	14,024

NON-OPERATING INCOME (EXPENSES)
Interest, net (Notes 2, 8 and 16)	(12,614)	(6,187)	(11,146)
Investment income under equity method, net (Notes 2 and 7)	4,259	9,844	6,637
Impairment loss on assets (Notes 2, 3 and 9)	-	(26,500)	-
Foreign exchange gain (loss), net (Notes 2 and 23)	(795)	175	1,388
Loss on fire damage (Note 21)	-	-	(51,224)
Other	674	(380)	(3,465)

Net non-operating expenses	(8,476)	(23,048)	(57,810)

LOSS FROM CONTINUING OPERATIONS BEFORE
INCOME TAX AND EXTRAORDINARY LOSS	(13,071)	(13,038)	(43,786)

INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 17)	6,009	21,209	(2,537)

INCOME (LOSS) FROM CONTINUING OPERATIONS	(7,062)	8,171	(46,323)

DISCONTINUED OPERATIONS (Notes 16 and 25)
Income from discontinued operations, net of income tax
expense of $17 in 2003, $21 in 2004 and $66 in 2005	5,750	16,968	3,929
Gain on disposal of discontinued operations, net of income
tax expense of $59 in 2005	-	-	6,910

	5,750	16,968	10,839

EXTRAORDINARY LOSS (Note 12)	(2,203)	-	-

NET INCOME (LOSS)	$(3,515)	$25,139	$(35,484)

			(Continued )

	2003	2004	2005

EARNINGS (LOSS) PER SHARE
Basic and diluted
Earnings (Loss) from continuing operations	$(0.08)	$0.08	$(0.46)
Earnings from discontinued operations	0.06	0.17	0.11
Extraordinary loss	(0.02)	-	-

	$(0.04)	$0.25	$(0.35)

WEIGHTED-AVERAGE COMMON SHARES
OUTSTANDING

Basic	99,110,225	100,037,524	100,059,031

Diluted	99,110,225	100,111,113	100,059,031

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated February 6, 2006)	(Concluded	)

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In Thousands of U.S. Dollars, Except Share Data)

	Capital Stock		Additional Paid-in Capital	Retained Earnings	Unrealized Gain (Loss) on Long-term Investment	Unrecognized Pension Cost	Cumulative Translation Adjustments	Total Shareholders’ Equity

	Shares	Amount

BALANCE, JANUARY 1, 2003	99,067,790	$24,767	$448,063	$139,814	$(611)	$-	$(73,094)	$538,939

Issuance of shares under stock option plans	478,426	120	4,170	-	-	-	-	4,290
Adjustment from changes in ownership percentage of investee	-	-	(1,598)	-	-	-	-	(1,598)
Consolidated net loss	-	-	-	(3,515)	-	-	-	(3,515)
Reversal of unrealized loss on long-term investment	-	-	-	-	211	-	-	211
Unrecognized pension cost	-	-	-	-	-	(578)	-	(578)
Translation adjustments	-	-	-	-	-	-	8,238	8,238

BALANCE, DECEMBER 31, 2003	99,546,216	24,887	450,635	136,299	(400)	(578)	(64,856)	545,987

Issuance of shares under stock option plans	512,815	128	4,424	-	-	-	-	4,552
Consolidated net income	-	-	-	25,139	-	-	-	25,139
Reversal of unrealized loss on long-term investment	-	-	-	-	340	-	-	340
Reversal of unrecognized pension cost	-	-	-	-	-	578	-	578
Translation adjustments	-	-	-	-	-	-	22,995	22,995

BALANCE, DECEMBER 31, 2004	100,059,031	25,015	455,059	161,438	(60)	-	(41,861)	599,591

Consolidated net loss	-	-	-	(35,484)	-	-	-	(35,484)
Reversal of unrealized loss on long-term investment	-	-	-	-	60	-	-	60
Translation adjustments	-	-	-	-	-	-	(5,962)	(5,962)

BALANCE, DECEMBER 31, 2005	100,059,031	$25,015	$455,059	$125,954	$-	$-	$(47,823)	$558,205

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated February 6, 2006)

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In Thousands of U.S. Dollars)

	2003	2004	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(3,515)	$25,139	$(35,484)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	142,377	164,908	154,302
Impairment loss on assets	-	26,500	-
Loss on fire damage	-	-	42,086
Accrued interest on convertible notes	8,414	-	-
Provision for doubtful accounts and sales discounts	1,180	2,491	1,422
Allowance for obsolescence	206	914	959
Investment income under equity method	(4,259)	(9,844)	(6,637)
Gain on disposal of discontinued operations	-	-	(6,910)
Loss (gain) on disposal of assets	(445)	34	3,542
Loss on early redemption of convertible notes	2,203	-	-
Deferred income taxes	(1,207)	(20,597)	3,947
Other	701	(219)	2,450

	145,655	189,326	159,677
Changes in operating assets and liabilities
Notes and accounts receivable	(34,458)	(9,123)	10,446
Receivable from related parties	(863)	1,565	(11,758)
Inventories	(8,115)	(23,161)	16,009
Prepayments and other	120	(6,827)	(1,529)
Notes and accounts payable	4,744	(4,123)	(5,450)
Payable to related parties	5,521	3,841	(268)
Income tax payable	1,072	(971)	(2,571)
Accrued pension cost	2,161	1,868	1,293
Accrued expenses and other	18,828	1,317	4,215

Net cash provided by operating activities	134,665	153,712	170,064

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in short-term investments	(3,500)	(14,000)	20,445
Acquisition of property, plant and equipment	(142,674)	(228,610)	(66,116)
Acquisition of long-term investments in shares of stock	(5,963)	(19,613)	-
Increase in pledged time deposits	(2,051)	(288)	(332)
Proceeds from sales of property, plant and equipment	5,646	28,671	48,174
Proceeds from disposal of discontinued operations	-	-	17,316
Increase in other assets	(8,043)	(19,781)	(6,077)
Proceeds from insurance claims	-	-	369

Net cash provided by (used in) investing activities	(156,585)	(253,621)	13,779

			(Continued )

	2003	2004	2005

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares	$3,354	$5,488	$-
Increase (decrease) in short-term borrowings	(7,501)	18,693	(35,789)
Increase (decrease) in commercial paper	(864)	9,935	(28,474)
Proceeds from long-term debts	226,617	121,511	138,113
Repayments of long-term debts	(36,642)	(86,252)	(162,694)
Increase in collection of accounts receivable sold	-	-	4,397
Early redemption of convertible notes	(209,005)	-	-

Net cash provided by (used in) financing activities	(24,041)	69,375	(84,447)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(1,918)	(926)	(674)

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	(47,879)	(31,460)	98,722

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	118,828	70,949	39,489

CASH AND CASH EQUIVALENTS, END OF YEAR	$70,949	$39,489	$138,211

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest)	$4,595	$6,795	$12,267

Income tax paid	$-	$243	$219

Cash paid for acquisition of property, plant and equipment
Acquisition of property, plant and equipment	$171,271	$210,656	$47,875
Decrease (increase) in payable	(2,955)	25,338	21,410
Increase in capital lease obligation	(25,642)	(7,384)	(3,169)

	$142,674	$228,610	$66,116

Cash received from sales of property, plant and equipment
Sales price	$6,680	$31,530	$50,795
Decrease (increase) in receivable	(1,034)	(2,859)	3,018
Proceeds from disposal of discontinued operations	-	-	(5,639)

	$5,646	$28,671	$48,174

Cash received from disposal of discontinued operations
Sales price	$-	$-	$19,116
Increase in receivable	-	-	(1,800)

	$-	$-	$17,316

Cash received from issuance of ordinary shares
Issuance of ordinary shares, net of issuance cost	$4,290	$4,552	$-
Decrease (increase) in receivable for issuance of ordinary shares	(936)	936	-

	$3,354	$5,488	$-

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated February 6, 2006)	(Concluded	)

ASE TEST LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In Thousands of U.S. Dollars, Except Share Data and Unless Stated Otherwise)

1.	ORGANIZATION AND OPERATION

Overview

ASE Test Limited (“ASE Test” or the “Company”) is a Singapore holding company which, through an exchange of its shares with its parent company, Advanced Semiconductor Engineering, Inc. (“ASE Inc.”), and other individuals, acquired substantially all of the shares of ASE Test, Inc. in May 1996. The exchange was accounted for as a reorganization of companies under common control. Since June 1996, the Company’s shares have been traded on the NASDAQ National Market in the United States under the symbol “ASTSF”.

J & R Holding Limited, a shareholder of the Company, offered 6,000,000 and 5,000,000 shares of the Company’s common stock in December 1997 and February 1999, respectively, in the form of Taiwan Depositary Receipts (“TDRs”). The TDRs are traded on the Taiwan Stock Exchange under the symbol “9101” and each TDR represents 0.0125 share of the Company’s stock.

Set forth is a brief overview of the Company’s organization structure.

The Company has four direct subsidiaries:

a.	ASE Test, Inc. (incorporated in the Republic of China (“ROC”) in December 1987), which is engaged in the testing of semiconductors.

b.	ASE Holdings (Singapore) Pte Ltd. (incorporated in Singapore in December 1994), which holds shares in ASE Test group companies;

c.	ASE Test Holdings, Limited (“ASE Test Holdings”) (incorporated in Cayman Islands in April 1999), which holds shares in ASE Test group companies; and

d.	ASE Test Finance Limited (“ASE Test Finance”) (incorporated in Mauritius in June 1999), which is engaged in financing activities.

ASE Holdings, (Singapore) Pte Ltd. has a wholly-owned subsidiary, ASE Electronics (M) Sdn. Bhd. (“ASE Test Malaysia”) (incorporated in Malaysia in February 1991), which is engaged in the packaging and testing of semiconductors. ASE Test Malaysia disposed of its camera module operations on October 3, 2005 (See Note 25).

ASE Test Holdings has a wholly-owned subsidiary, ISE Labs, Inc. (“ISE Labs”) (incorporated in California, U.S.A. in November 1983). ISE Labs and its wholly-owned subsidiaries, ISE Labs Hong Kong Limited, which was dissolved in 2005, ASE Singapore Pte Ltd., ISE Technology, Inc. and Digital Testing Services Inc., are engaged in the front-end engineering testing and final testing of semiconductors.

As of December 31, 2004 and 2005, the Company and its subsidiaries had approximately 9,200 and 5,600 employees, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the Republic of China (“ROC GAAP”). Significant accounting policies are summarized as follows:

Basis of Presentation

The Company prepares its consolidated financial statements using ROC GAAP with reconciliation to accounting principles generally accepted in the United States of America (“U.S. GAAP”) (See Note 26) to be consistent with the basis of presentation of the consolidated financial statements of ASE Inc. The accompanying consolidated balance sheets are presented as of December 31, 2004 and 2005 and the accompanying consolidated statements of income, changes in shareholders’ equity and cash flows are presented for the three years ended December 31, 2003, 2004 and 2005.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and all of the aforementioned subsidiaries.

All intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with ROC GAAP requires management to make estimates and judgments that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to sales allowances, allowances for doubtful accounts, inventory values, fire loss, useful lives of property, plant and equipment, goodwill, income tax valuation allowances, accrued pension costs and the fair value of financial instruments. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

Current and Noncurrent Assets and Liabilities

Current assets include cash and cash equivalents and other assets that are reasonably expected to be realized in cash or to be consumed within one year from the balance sheet date. Liabilities to be settled within one year from the balance sheet date are classified as current liabilities. All other assets and liabilities are classified as noncurrent.

Cash and Cash Equivalents

The Company considers all highly liquid investments which mature within three months or less from the date of purchase to be cash equivalents.

Short-term Investments

Short-term investments are recorded at historical cost and are carried at the lower of cost or market value as of the balance sheet date. An allowance or decline in value is provided and is charged to current income when the aggregate carrying amount of the investments exceeds the aggregate market value. A reversal of the allowance is recorded for a subsequent recovery of the aggregate market value.

Accounts Receivable Securitization

Accounts receivable securitization is the transfer of a designated pool of accounts receivable to a special purpose entity, such as a bank, in the form of issuing beneficial securities or asset-backed securities based on the accounts receivable. Under ROC SFAS No. 33 “Accounting for Transfers of Financial Assets and Extinguishments of Liabilities”, such transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The difference between the book value of accounts receivable and total proceeds received is recorded as a gain or loss on the disposal of financial assets.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on an analysis of the aging of accounts and an evaluation of the collectibility of receivables. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of the outstanding account receivables and current trends in the credit quality of its customers.

Inventories

Inventories are stated at the lower of cost or market value. Raw materials, supplies and spare parts are recorded at moving average cost or weighted average cost; others are recorded at standard cost and adjusted to the approximate weighted average cost at the balance sheet date. Market value represents net realizable value for finished goods and work in process, and replacement costs for raw materials, supplies and spare parts. Materials received from customers for processing, mainly semiconductor wafers, are excluded from inventories as title and risk of loss remain with the customers. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Long-term Investments

Long-term investments of which the Company owns at least 20% of the outstanding voting shares or where the Company exercises significant influence over the investee company’s operation are accounted for by the equity method. Under the equity method, the investments are initially carried at cost and subsequently adjusted for the Company’s proportionate shares in the net earnings or losses of the investee companies. Such proportionate shares in net earnings or losses are recognized as investment income or losses while any cash dividends received are reflected as a reduction in the carrying value of the investments. The difference, if any, between the cost of investment and the Company’s proportionate equity in the fair value of the net assets of the investees at the time of investments or at the time the equity method of accounting is first applied to a particular investment, is amortized on the straight-line method over 10 years. Changes in the Company’s ownership percentage of investees under the equity method are accounted for as adjustments to long-term investments and additional paid-in capital.

Other long-term investments in shares of stock are carried at the lower of cost or market value. Allowances for decline in market value and unrealized loss on long-term investments in shares of stock (a deduction account in shareholders’ equity) are made when the market value of an investment is lower than its carrying value. If a decline in value of the stock investment is determined to be other than temporary, such decline in value is charged against current income. Stock dividends are accounted for only as increases in the number of shares held. Cash dividends are recognized as income on the declaration date. Upon sale of the investment, the cost of investment sold is calculated under the weighted average method.

Property, Plant and Equipment

Property, plant and equipment, except for leased machinery and equipment, are stated at cost. Machinery and equipment held under capital leases are recorded as an asset and an obligation at an amount equal to the lower of: (i) the present value at the beginning of the lease term of the minimum lease payments during the lease term (including the payment called for under any bargain purchase option); or (ii) fair value of the leased machinery and equipment at the inception of the lease. Machinery in transit, construction in progress and prepayments under construction are stated at cost. These include the cost of machinery, construction, down payments and other direct costs plus interest charges attributable to the borrowings used to finance the acquisitions of these assets. Major overhauls and improvements are capitalized, while maintenance and repairs are expensed currently.

Depreciation is computed using the straight-line method over estimated service lives, which range as follows: buildings and improvements, 5 to 40 years; machinery and equipment, 3 to 6 years; furniture and fixtures, 3 to 8 years and leased assets, 5 years. Leasehold improvements and improvements on building and business flats are amortized on a straight-line basis over the shorter of the useful life of the improvements or the lease term of the building. In the event that an asset depreciated to its residual value is still in service, its residual value is depreciated over its reestimated service life.

When plant and equipment are retired or disposed of, their costs and accumulated depreciation are removed from the accounts and any gain or loss is credited or charged to income.

Asset Impairment

The Company evaluates the recoverable amount of the assets (primarily property, plant and equipment, deferred charge and goodwill) as of the balance sheet date. If an asset’s recoverable amount is lower than its carrying amount, the carrying amount of the asset should be reduced to its recoverable amount by recording a charge to the accumulated impairment loss account of the asset and such reduction should be recognized as impairment loss in current period income. When the recoverable amount subsequently increases, then the impairment loss previously recognized would be reversed and recorded as a gain. However, the carrying amount of an asset (other than goodwill) after the reversal of impairment loss should not exceed the carrying amount of the asset that would have been determined net of depreciation as if no impairment loss had been recognized.

Deferred Charge

Deferred charge consists of certain intangibles and other assets, including tools, utility, telecommunications and computer network systems. The amounts are amortized as follows: tools, 2 years; utility, telecommunications and computer network systems, 2 - 5 years; and others, 2 - 5 years.

Goodwill

Goodwill arising from acquisitions or investments in consolidated subsidiaries has been amortized on the straight-line method over 10 years (See Note 3).

Employee Stock Options

All stock-based compensation for awards granted or modified after January 1, 2004 is accounted for by the related Interpretations of Accounting Research and Development Foundation in ROC. The compensation cost is measured based on the intrinsic value method, for which the compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock. Total compensation cost is recognized as expense over the requisite service or vesting period.

Revenue Recognition

Revenues from semiconductor packaging services are recognized upon shipment. Revenues from semiconductor testing services are recognized upon completion of the services or shipment. The Company does not take ownership of: (i) bare semiconductor wafers received from customers that the Company packages into finished semiconductors, and (ii) packaged semiconductors received from customers that the Company tests as to whether they meet certain performance specifications. The title and risk of loss remain with the customer for those bare semiconductors and/or packaged semiconductors. Accordingly, the cost of customer-supplied semiconductors materials is not included in the accompanying consolidated financial statements. Other criteria the Company uses to determine when to recognize revenue are: (i) existence of persuasive evidence of the services provided, (ii) the selling price is fixed or determinable and (iii) collectibility is reasonably assured. The Company does not provide warranties to its customers, with the exception of defects in packaging services provided and deficiencies in testing services provided. An appropriate sales allowance, based on historical experience, is recognized in the same period the sale is recognized.

Pension Cost

For employees under defined benefit pension plan, pension costs are recorded based on actuarial calculations. Provisions for pension costs are accrued based on actuarially determined amounts which include service costs, interest, amortization of unrecognized net obligation and expected return on pension assets.

For employees under defined contribution pension plan, pension costs are recorded on the actual contribution made to employee’s personal pension accounts.

Shipping and Handling Costs

Shipping and handling costs for goods sold are recorded as selling expense and the amounts in 2003, 2004 and 2005 were $867 thousand, $1,705 thousand and $1,382 thousand, respectively.

Research and Development Costs

Research and development costs are charged to expenses as incurred.

Income Taxes

The Company uses an inter-period tax allocation method for income tax. Tax effects of deductible temporary differences, unused tax credits and operating loss carryforward are recognized as deferred income tax assets, while taxable temporary differences are recognized as deferred income tax liabilities. A valuation allowance is provided to the extent that it is more likely than not that deferred income tax assets will not be realized.

Tax credits of ASE Test, Inc. from investments in machinery and equipment, research and development and employees’ training costs are recognized in the year acquired and expensed. Capital allowances of ASE Test Malaysia from investment in industrial buildings, machinery and equipment are recognized in the year in which they are acquired.

Adjustments of prior years’ income taxes are added to or deducted from the current year’s tax provision.

Income taxes on undistributed earnings (10%) of ASE Test, Inc., the Company’s Taiwan based subsidiary, are recorded as an expense in the year of shareholders’ approval.

Foreign Currency Transactions and Translation of Foreign-currency Financial Statements

The functional and reporting currency of the Company is U.S. dollar, while the functional currencies of its major subsidiaries, ASE Test, Inc., ASE Test Malaysia and ISE Labs, Inc. are their local currencies, namely, New Taiwan dollar, Malaysia Ringgit and U.S. dollar, respectively. Foreign currency transactions, other than foreign currency forward exchange contracts, are recorded in the local currencies at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when foreign-currency assets and liabilities denominated in foreign-currencies are settled are credited or charged to income in the year of settlement. At the end of year, assets and liabilities denominated in foreign-currencies are revalued at the prevailing exchange rates and the resulting gains or losses are recognized in current period income.

The financial statements of the Company’s subsidiaries are translated into U.S. dollars at the end of period using the following rates: assets and liabilities, current rate at the balance sheet date; shareholders’ equity, historical rates; and income and expenses, average rate during the year. The net resulting translation adjustment is reported as a separate component of shareholders’ equity.

Derivative Financial Instruments

a.	Forward exchange contracts

Premiums or discounts on foreign currency forward exchange contracts which have been acquired to manage the risk associated with assets and liabilities denominated in foreign currencies arising from the difference between the forward rate and the spot rate at the date of each contract are deferred and amortized on the straight-line method over the contract periods. At year end, the balances of the forward exchange receivables or payables are restated based on prevailing exchange rates and the resulting gain or loss is credited or charged to income. Any exchange gain or loss when the contract is settled is also credited or charged to income. In addition, the receivables and payables related to the forward contracts are netted with the resulting amount presented as either an asset or a liability.

b.	Option contracts

Written option contracts to purchase foreign currencies entered into for hedging purposes are not recorded as assets or liabilities on the contract dates. Gains or losses upon settlement are credited or charged to income. Amounts received or paid are amortized over each contract period. At year end, the outstanding written option contracts are marked to market with charges to current income.

When the Company has a legally enforceable right to set off the recognized amount and intends either to settle on a net basis, or to realize the asset and the liability simultaneously, the difference between receivables and payables balance shall be netted and accounted for as either a current asset or current liability; otherwise, the receivables and payables should be accounted for as a current asset and current liability, respectively.

Recent Accounting Pronouncements

In December 2003, the ROC Accounting Research and Development Foundation (“ARDF”) issued ROC SFAS No. 34 “Accounting for Financial Instruments”, which is required to be applied by the Company on January 1, 2006. SFAS No. 34 will require the Company to classify all financial instruments as either trading, available-for-sale, held-to-maturity or cost basis. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses recognized in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity. Equity securities without available market quotes are classified as cost-basis securities and reported at cost less any impairment loss. Additionally, SFAS No. 34 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that do not qualify as hedging instruments under SFAS No. 34 must be adjusted to fair value through earnings. If derivatives qualify as hedging instruments, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the changes in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income until the hedged items affect earnings. The change in a derivative's fair value related to the ineffective portion of a hedge, if any, will be immediately recognized in earnings. The Company is currently evaluating the effect of adopting the standard but expects the implementation will not have a material effect on the Company's financial position or overall trends in results of operations.

In June 2005, ARDF issued SFAS No. 36 “Financial Instruments: Disclosure and Presentation”, which is also required to be applied by the Company on January 1, 2006. SFAS No. 36 will require the Company for the presentation of financial instruments and identifies the information that should be disclosed about them. The presentation requirements apply to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. The Standard requires disclosure of information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments and the accounting policies applied to those instruments. This Standard also requires disclosure of information about the nature and extent of an entity’s use of financial instruments, the business purposes they serve, the risks associated with them, and management’s policies for controlling those risks. The principles in this Standard complement the principles for recognizing and measuring financial assets and financial liabilities in SFAS No. 34 “Accounting for Financial Instruments”.

In December 2005, ARDF issued a revision on SFAS No. 25 “Business Combination – Accounting Treatment under Purchase Method”, which provides certain changes to existing accounting treatment for goodwill acquired in business combinations. Under the revised standard, goodwill acquired in business combinations is no longer amortized over its estimated useful life beginning January 1, 2006. Instead, it should be evaluated for impairment in accordance with SFAS No. 35 “Accounting for Asset Impairment”. Amortized cost should be the new basis for goodwill acquired prior to January 1, 2006 for the purpose of impairment analysis. This revised standard is effective on January 1, 2006 and no early adoption is permitted. The Company is currently evaluating the effect of adopting the standard but expects the implementation will not have a material effect on the Company's financial position or overall trends in results of operations.

Reclassifications

Certain accounts in the consolidated financial statements as of December 31, 2004 and for the years ended December 31, 2003 and 2004 have been reclassified to conform to the consolidated financial statements as of and for the year ended December 31, 2005.

3.	ACCOUNTING CHANGE

Effective December 31, 2004, the Company adopted ROC SFAS No. 35,”Accounting for Asset Impairment”. In accordance with the new standard, goodwill, long-lived assets, and other indefinite lived intangible assets shall be tested for impairment. An impairment charge calculated in accordance with this new accounting standard resulted in a decrease in both the goodwill and net income by $26,500 thousand for the year ended December 31, 2004. The remaining goodwill continued to be amortized until December 31, 2005 (See Note 2).

4.	CASH AND CASH EQUIVALENT

	2004	2005

Cash on hand	$32	$22
Checking and saving accounts	23,380	68,851
Time deposits	10,628	60,807
Cash equivalents	5,449	8,531

	$39,489	$138,211

5.	NOTES AND ACCOUNTS RECEIVABLE, NET

	2004	2005

Notes receivable	$68	$68
Accounts receivable	94,547	82,744
Allowance for doubtful accounts (Note 2)	(4,544)	(5,023)
Allowance for sales allowances (Note 2)	(869)	(455)

	$89,202	$77,334

The changes in allowance for sales allowances and doubtful accounts are as follows:

	Doubtful Accounts	Sales Allowances

Balance at January 1, 2003	$2,531	$440
Additions	1,180	-
Write-offs	(1,325)	-
Reclassification	-	440

Balance at December 31, 2003	2,386	880
Additions	2,391	100
Write-offs	(233)	(111)

Balance at December 31, 2004	4,544	869
Additions	1,109	313
Write-offs	(630)	(727)

Balance at December 31, 2005	$5,023	$455

In November 2005, ASE Test, Inc. and its parent company, ASE Inc., entered into a $100 million, three-year revolving accounts receivable securitization agreement with a bank.

Under the agreement, ASE Test, Inc. and ASE Inc. transferred a pool of accounts receivable to the bank, who issued securities backed by these accounts receivable. Proceeds received from the bank were the net carrying value of the pool of accounts receivable, less a deferred purchase price receivable at 20% of accounts receivable sold, guarantee deposit, program fee and other related expenses.

After the transfer of the accounts receivable, the Company continues to service, administer, and collect these accounts receivable on behalf of the bank. The Company collects on the initial receivables and transfers certain new accounts receivable having similar value to replace the collected receivables. Collected receivables not yet replaced by new accounts receivable due to timing difference are recorded as other current liability on the balance sheet, which amounted to $4,397 thousand at December 31, 2005. Total accounts receivable sold in 2005 was $9,525 thousand.

The Company lost control of these accounts receivable at the time of transfer to the bank, and therefore the transaction was accounted for as a sale of accounts receivable, for which the book value of the accounts receivable was derecognized and difference between the book value and the proceeds received was recorded as non-operating gain or loss.

6.	INVENTORIES

	2004	2005

Raw materials	$20,663	$9,334
Work in process	12,719	4,272
Finished goods	3,445	2,393
Supplies and spare parts	8,148	6,460
Supplies in transit	-	434

	44,975	22,893
Allowance for obsolescence	(640)	(1,654)

	$44,335	$21,239

The changes in allowance for obsolescence are as follows:
Balance at January 1, 2003		$782
Additions		206
Write-offs		(112)

Balance at December 31, 2003		876
Additions		914
Write-offs		(1,150)

Balance at December 31, 2004		640
Additions		2,204
Write-offs		(1,190)

Balance at December 31, 2005		$1,654

7.	LONG-TERM INVESTMENTS

	2004		2005

	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Equity method
ASE Investment (Labuan) Inc.	$51,337	30.0	$57,974	30.0

Cost method
ASE Inc.	81,422	4.0	81,251	4.0
UC Fund II	1,000	-	1,000	-

	82,422		82,251
Allowance for losses (Note 2)	(60)		-

	82,362		82,251

	$133,699		$140,225

As of December 31, 2004 and 2005, the Company and its subsidiaries held 163,783,841 and 180,132,187 shares of common stock of ASE Inc. respectively. The market value of these investments in ASE Inc., which is calculated based on the average closing price of the stock as of December 2004 and 2005, is $120,899 thousand and $149,817 thousand, respectively.

The investment in ASE Investment (Labuan) Inc. (incorporated in Malaysia in June 1999) was made in connection with the acquisition of the operation of the Motorola Semiconductor Products Sector Businesses in Paju, Korea.

As of December 31, 2003, the Company held a 27.6% ownership interest in ASE (Chung Li) Inc. and a 4.0% interest in ASE Material Inc., and its parent company, ASE Inc., held 72.4% of ASE (Chung Li) Inc and 57.4% of ASE Material Inc. Prior to the merger of ASE (Chung Li) Inc. and ASE Material Inc. into ASE Inc. on August 1, 2004, the Company accounted for both investments under the equity method based on its conclusion that it had the ability to exercise significant influence over these companies.

The merger was consummated by means of a share exchange, pursuant to which the Company received approximately 154,175 thousand, or approximately 4.3%, of ASE Inc.’s outstanding shares, in exchange for its ownership interests in ASE (Chung Li) Inc. and ASE Material Inc. The number of shares exchanged was determined based on independent appraisals. Because of the trust arrangement described below, the Company is unable to exercise voting rights associated with the acquired shares and thus does not have the ability to exert influence over ASE Inc.’s operations. As a result, the Company accounts for its investment in ASE Inc. under the cost method of accounting. Under this method, the Company records dividends as income when they are received and gains and losses on the sale of the shares when they occur.

With respect to the trust arrangement, in order to comply with applicable Singapore laws, which provide that the Company may not acquire, directly or indirectly, shares in its parent company, ASE Inc., a trust was established jointly by ASE Inc. and the Company to hold and dispose of the ASE Inc. shares acquired by the Company in connection with the merger. Pursuant to the trust agreement, the Company’s rights with respect to the ASE Inc. shares held in trust are limited to the right to receive the proceeds from the sale of the shares and any cash dividends declared while the shares remain in trust. The trustee is authorized to sell the shares, subject to market conditions, when such shares become available for resale under ROC law and in accordance with volume limitations under ROC law, at its sole discretion; provided such shares are sold (i) in compliance with ROC laws and regulations, (ii) in an orderly manner in order to minimize the impact on the trading price of the shares, and (iii) in a manner consistent with its fiduciary duties owed to the Company.

Investment income under the equity method was as follows:

	2003	2004	2005

ASE Investment (Labuan) Inc.	$2,725	$3,569	$6,637
ASE Material Inc.	204	1,068	-
ASE (Chung Li) Inc.	1,330	5,207	-

	$4,259	$9,844	$6,637

8.	PROPERTY, PLANT AND EQUIPMENT, NET

	2004	2005
Cost
Land	$3,892	$-
Buildings and improvements	124,162	113,195
Machinery and equipment	1,044,898	959,270
Furniture and fixtures	18,832	18,672
Leased assets - machinery and equipment	22,836	10,464
Machinery in transit and prepayments	77,399	11,302
Construction in progress	7,500	256

	1,299,519	1,113,159

(Continued)

	2004	2005
Accumulated depreciation
Buildings and improvements	$44,650	$46,622
Machinery and equipment	602,696	621,223
Furniture and fixtures	11,892	13,161
Leased assets - machinery and equipment	5,485	2,074

	664,723	683,080

	$634,796	$430,079

Capitalized interest consists of the following:

	2003	2004	2005

Total interest expense including capitalization	$14,997	$9,795	$13,766
Capitalized interest	1,451	2,844	878
Capitalization interest	3.00%	2.46-3.93%	2.32-3.94%

9.	GOODWILL

The Company adopted ROC SFAS No. 35 “Accounting for Asset Impairment” on December 31, 2004, and recognized an impairment loss on goodwill of $26,500 thousand, which was determined based on the amount by which the carrying amount of the cash-generating unit exceeded its recoverable amount. In testing a cash-generating unit for impairment, the Company identified the goodwill related to ISE Labs. The recoverable amount was determined by the Company based on the “value-in-use” of ISE Labs, which was determined based on six-years of cash flows, discounted at a rate of 9.58% . The Company attributes the impairment of goodwill associated with the acquisition of ISE Labs primarily to a downward revision in the forecasted revenue of ISE Labs. The reduction in forecasted revenues was made in response to internal company estimates and industry trend data that suggested the outlook for semiconductor industry, and ISE Labs in particular, was less favorable than in prior years, including the year in which the Company acquired its interest in ISE Labs. The Company performed its annual goodwill impairment test on December 31, 2005 and found no impairment. Amortization of the goodwill is reflected in general and administrative expenses in the consolidated statements of income and was $10,105 thousand, $10,105 thousand and $4,966 thousand for each year ended December 31, 2003, 2004 and 2005 (See Note 3).

10.	SHORT-TERM BORROWINGS

Short-term borrowings consist of revolving bank loans and letters of credit loans for the purchase of raw material and machinery and equipment which bear interest rates from 1.50% to 3.41% as of December 31, 2004.

11.	COMMERCIAL PAPER – As of December 31, 2004

Guarantee/Acceptance Agency	Period	Interest Rate (%)	Amount

Fubon Bills Finance Co.	2004.11.05-2005.01.06	1.500	$1,566
China Bills Finance Corporation	2004.11.10-2005.03.10	1.370	3,133
Dah Chung Bills Finance Corp.	2004.12.17-2005.02.15	1.480	3,133
E. Sun Bills Finance Corp.	2004.11.17-2005.02.16	1.498	3,133
International Bills Finance Corporation	2004.11.10-2005.03.10	1.350	3,133
Taiwan Finance Corporation	2004.11.10-2005.01.27	1.370	3,133
Taching Bill Finance Ltd.	2004.10.19-2005.01.13	1.520	5,640
China Trust Bills Finance Corporation	2004.09.15-2005.01.13	1.238	5,640

			28,511
Less - unamortized discounts			37

			$28,474

12.	LONG-TERM DEBT

	2004	2005

Bank loans	$309,726	$288,094
Capital lease obligation (Note 20)	9,034	6,952

	318,760	295,046
Less: Current portion	(45,740)	(49,743)

	$273,020	$245,303

a. Bank loans

	2004	2005

ASE Test Limited
Repaid in September 2005, interest at 3.299% as of December 31, 2004	$30,000	$-

ASE Test, Inc.
Repayment at maturity in August 2007, interest at 1.655% and
1.975% as of December 31, 2004 and 2005, respectively	15,666	15,216
Repayable by February 2010 in quarterly installments, interest at
2.995% as of December 31, 2005	-	12,173
Repayable by February 2008 in quarterly installments, interest at
2.844% as of December 31, 2005	-	9,130
Repayment at maturity in June 2008, interest at 2.5% as of
December 31, 2005	-	9,130
Repayment at maturity in January 2007, interest at 2.748% as of
December 31, 2005	-	7,608
Repayable by May 2008 in semi-annual installments, interest at
3.096% as of December 31, 2004 and 2005	9,399	7,303
Repayable by December 2009 in quarterly installments, interest at
2.504% as of December 31, 2005	-	7,273

		(Continued	)

	2004	2005

Repayment at maturity in June 2008, interest at 2.58% as of
December 31, 2005	$-	$4,565
Repayable by April 2007 in quarterly installments, interest at
4.54% and 2.8% as of December 31, 2004 and 2005, respectively	6,031	4,565
Repayable by January 2007 in quarterly installments, interest at
3.85% and 3.70% as of December 31, 2004 and 2005, respectively	8,676	936
Repaid in December 2005, interest at 2.95% as of December 31, 2004	9,399	-
Repaid in June 2005, interest at 4.125% as of December 31, 2004	8,355	-
Repaid in June 2005, interest at 3.025% as of December 31, 2004	6,266	-
Repaid in June 2005, interest at 3% as of December 31, 2004	4,700	-
Repaid in May 2005, interest at 3.30% as of December 31, 2004	3,916	-
Repaid in November 2005, interest at 2.9% as of December 31, 2004	3,133	-

	75,541	77,899

ISE Labs
Mortgage bank loan, repaid in February 2005, interest at 7.92% as of
December 31, 2004	1,685	-
Repayable by March 2009 in quarterly installments, interest at 4.7%
as of December 31, 2005	-	1,745
Repayable by July 2009 in quarterly installments, interest at 4.2%
as of December 31, 2005	-	1,523
Repayable by December 2009 in quarterly installments, interest at
5.25% as of December 31, 2005	-	607

	1,685	3,875

ASE Test Malaysia
Repayable by April 2006 in quarterly installments, interest at 2.87%
to 3.31% and 5.00% as of December 31, 2004 and 2005, respectively	7,500	2,070
Repayable by June 2007 in quarterly installments, interest at
2.87% to 3.31% and 5.29% as of December 31, 2004 and 2005,
respectively	15,000	11,250

	22,500	13,320

ASE Test Finance
Repayable by June 2008 in semi-annual installments, interest
at 3.63% and 5.73% as of December 31, 2004 and 2005, respectively	150,000	115,000
Repayable by August 2010 in semi-annual installments, interest at
5.45% as of December 31, 2005	-	78,000
Repaid in September 2005, interest at 3.52% as of December 31, 2004	30,000	-

	180,000	193,000

	$309,726	$288,094

The loan obtained in 2003 by ASE Test Finance which was restricted for use in the redemption of its convertible notes issued in 1999 is repayable in semi-annual installments starting June 2005 to June 2008. The Company, ASE Inc. and ASE Test, Inc. provided guarantees for ASE Test Finance’s payment obligations under the facility. Under the guaranty, the Company is required to maintain certain financial ratios and the tangible net worth of the Company shall not be less than $400 million at any time.

The loan agreement’s covenants specify the following:

Without the prior written consent from the majority of the banks, the Company and the Company’s subsidiary ASE Test, Inc. should not:

a)	Pledge, sell, lease, transfer or dispose its assets, unless the transaction involves a transfer of assets between affiliates. Assets in exchange for other comparable or superior as to type are excluded from this covenant; or

b)	Merge with any other entity or make investments in excess of $80 million or acquire material assets from another entity.

The loans obtained in 2005 by ASE Test Finance were restricted for use in the redemption of ASE Test Finance’s and the Company’s loans obtained in 2004 and are repayable in semi-annual installments from August 2008 to August 2010. The Company and ASE Inc. provided guarantees for ASE Test Finance’s payment obligations under the facility. Under the guaranty, the Company is required to maintain certain financial ratios and the tangible net worth of the Company shall not be less than $450 million at any time.

The loan agreement’s covenants specify the following:

Without the prior written consent from the majority of the banks, the Company should not:

a)	Pledge its assets, assume liabilities or dispose of assets in excess of 20% of total assets, unless the transaction involves a transfer of assets between affiliates. Assets in exchange for other comparable or superior as to type are excluded from this covenant; or

b)	Merge with any other entity or make investments in excess of $100 million or acquire material assets from another entity.

The abovementioned bank loan contracts have variable interest rates and are subject to adjustments by banks or changes in prime rate. In addition, several of the loan agreements have default provisions, whereby a default under one debt agreement may also trigger cross-defaults under other debt agreements.

As of December 31, 2005, the Company is with compliance in its financial and non-financial covenants.

b.	Convertible notes

On June 29, 1999, ASE Test Finance issued $160 million of 1% guaranteed convertible notes due on July 1, 2004. The proceeds from the issuance of the convertible notes were used to finance the acquisitions of ISE Labs and the Motorola Semiconductor Products Sector Businesses in Taiwan and Korea. On August 19, 2003, ASE Test Finance redeemed and cancelled the total outstanding convertible notes of $209,005 thousand, which resulted in an extraordinary loss of $2,203 thousand.

Under ROC GAAP, the loss incurred of $2,203 thousand as a result of the early redemption and cancellation of the convertible bonds was recorded as an extraordinary loss. Under U.S. GAAP, the loss would not qualify as extraordinary and would have been included in other expenses.

Long-term debt by currencies other than U.S. dollars as of December 31, 2004 and 2005 is as follows:

	2004		2005

New Taiwan dollars	NT$	2,417,278	NT$	2,559,760

Such amounts have been translated into U.S. dollars based on the spot rates quoted by Bank of Taiwan of NT$31.917 to US$1 and NT$32.86 to US$1 as of December 31, 2004 and 2005, respectively.

As of December 31, 2005, the maturities of long-term debts are as follows:

Within the following year	$49,743
During the second year	107,784
During the third year	68,702
During the fourth year	36,901
During the fifth year and thereafter	31,916

$295,046

13.	SHAREHOLDERS’ EQUITY

As stipulated by the Company Laws of ROC, the Company's subsidiary in the ROC is required to make an appropriation for legal capital reserve at 10% of net income as determined in accordance with ROC GAAP. Use of the legal capital reserve is restricted to certain purposes, including the offset of a deficit, and the transfer of up to 50% of the legal capital reserve into capital stock when total legal reserve reaches 50% of total capital stock at par. As a result of these laws, approximately US$27,910 thousand was not available for distribution as of December 31, 2005.

As of December 31, 2005, the Company has three stock option plans, the 1999, 2000 and 2004 Option Plans. Stock options granted under these plans are exercisable for ordinary shares of the Company and vest ratably over a period of five years. The options expire 10 years from the date of grant.

Information regarding the stock options granted or modified after January 1, 2004 is presented below:

ASE Test Limited

	2004			2005

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Values	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Values

Beginning outstanding
balance	-	$-		260,000	$6.18
Option granted	260,000	6.18	$6.18	32,500	6.50	$6.50

Option exercised	-	-		-	-
Option forfeited	-	-		-	-
Option expired	-	-		-	-

Ending outstanding balance	260,000	6.18		292,500	6.21

Options outstanding on December 31, 2005, the related weighted average exercise price and remaining contractual life information are as follows:

	Outstanding Shares	Exercisable Shares	Weighted Average Remaining Life (Years)

Options with exercise price of:
$5.5	60,000	12,000	8.6
$6.1	60,000	12,000	8.8
$6.5	172,500	42,000	8.6

	292,500	66,000

The Company has computed, for pro forma disclosure purposes, the fair value of options granted using the Black-Scholes option pricing model with the following assumptions:

	2004	2005

Risk-free interest rate	3.50%-3.88%	3.88%
Expected life	5 years	5 years
Expected volatility	78.28%	59.06%
Expected dividend	0%	0%

ASE Inc.

ASE Inc., the parent company, has two option plans, which were adopted in 2002 and 2004. Under the terms of the plans, stock option rights are granted to employees including those of the Company. The option rights expire ten years from the date of grant. On the second anniversary of the grant date, 40% of the options become vested and the remaining options vest ratably over a period of three years thereafter.

Information regarding the ASE Inc.’s stock option plans for the Company and its subsidiaries is as follows:

	2004			2005

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Values	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Values

Beginning outstanding
balance	38,852,400	$0.58		61,752,100	$0.60
Options granted	25,499,500	0.79	$0.79	3,000,000	0.57	$0.57

Options forfeited	(2,261,800)	0.58		(5,126,800)	0.58
Options expired	-	-		-	-
Options exercised	(338,000)	0.56		(6,698,720)	0.49

Ending outstanding balance	61,752,100	0.67		52,926,580	0.60

Options outstanding on December 31, 2005, the related weighted average exercise price and remaining contractual life information are as follows:

	Outstanding Shares	Exercisable Shares	Weighted Average Remaining Life (Years)
Options with exercise price
$0.49	21,360,900	10,399,800	7.0
$0.64	5,162,680	2,009,800	7.6
$0.69	23,553,000	-	8.5
$0.57	2,850,000	-	9.4

	52,926,580	12,409,600

The fair value of the common stock options issued was determined using a Black-Scholes option pricing model with the following assumptions:

	2004	2005

Risk-free interest rate	2.50%	1.80%
Expected life	5 years	5 years
Expected volatility	59%	47%
Expected dividend	3%	3%

For purposes of pro forma disclosure, the estimated fair values of the options are amortized to expense ratably over the option vesting periods. Had the Company recorded compensation costs based on the estimated grant date fair value, the Company’s net income (loss) would have been reduced to the pro forma amounts below (EPS in U.S. dollars).

		2004	2005

Net income (loss) based on ROC GAAP		$25,139	$(35,484)
Stock-based compensation expense (net of related tax effect)
From the Company		(97)	(209)
From ASE Inc.		(2,407)	(9,084)

Pro forma net income (loss)		$22,635	$(44,777)

Basic EPS	As reported	$0.25	$(0.35)

	Pro forma	$0.23	$(0.45)

Diluted EPS	As reported	$0.25	$(0.35)

	Pro forma	$0.23	$(0.45)

14.	PENSION PLAN

ASE Test, Inc. has a defined benefit plan for its regular employees. Retirement benefits are based on the length of service and average salaries or wages of the last six months before retirement. ASE Test, Inc. makes monthly contributions, at 2% of salaries and wages, to plan assets which are in the name of, and are administered by, the employee pension plan committee and are deposited in the Central Trust of China (the “CTC”), an ROC government agency.

As of December 31, 2005, allocations by investment type of the plan assets deposited in the CTC are as follows:

Type of Investment	Allocation (%)

Cash	49
Government Loan	6
Equity	20
Notes	14
Bond	11

100

Pension costs for ASE Test, Inc. consist of:

	2003	2004	2005

Service costs	$1,709	$1,906	$1,705
Interest	219	349	373
Projected return on pension assets	(76)	(78)	(117)
Amortization of prior period service cost, gain or loss on plan
assets, etc.	88	172	69

	$1,940	$2,349	$2,030

Other pension information based on actuarial calculations of the plan during the periods indicated is as follows:

		2003	2004	2005
a.	Benefit obligations

	Vested benefit obligation	$941	$38	$16
	Non-vested benefit obligation	5,437	6,978	6,424

	Accumulated benefit obligation	6,378	7,016	6,440
	Additional benefits based on future salaries	4,477	5,644	4,638

	Projected benefit obligation	10,855	12,660	11,078
	Fair value of assets	(2,386)	(3,154)	(3,668)

	Funded status	8,469	9,506	7,410
	Unrecognized net transition obligation	(164)	(163)	(148)
	Unrecognized actuarial loss	(5,054)	(4,172)	(814)
	Additional accrued pension cost	741	-	-
	Accrued expense	-	(52)	(36)

	Accrued pension cost	$3,992	$5,119	$6,412

	The additional accrued pension cost of $741 thousand was treated as other asset and unrecognized pension costs amounted to $163 thousand and $578 thousand, respectively.

		2003	2004	2005

b.	Vested obligation	$990	$42	$17

c.	Actuarial assumption

	Discount rate	3.25%	3.25%	2.75%
	Increase in future salary level	3.00%	3.00%	2.5-3.0%
	Expected rate of return on plan assets	3.25%	3.25%	2.75%

d.	ASE Test, Inc. expects to make contributions of $538 thousand to its defined pension plan in 2006.

e.	Expected benefit payments:

Year of Payments

2006	$5
2007	36
2008	42
2009	76
2010	55
2011 to 2015	938

Plan assets and obligations reflected herein were measured as of December 31, 2005.

ISE Labs, Inc. has a defined contribution plan (“401k plan”) for eligible employees. This plan permits employees to make contributions up to the maximum limits allowable under the U.S. Internal Revenue Code Section 401k. ASE Test Malaysia also has a defined contribution plan. The Company has no other post-retirement or post-employment benefit plans.

The Labor Pension Act (“the Act”), which took effect in ROC on July 1, 2005, provides for a pension mechanism that is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law of ROC before the enforcement of this Act may choose to be subject to the pension mechanism under this Act or may continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law before July 1, 2005, work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under the Act, their service years as of July 1, 2005 will be retained. Under the Act, the rate of an employer’s monthly contribution to the employee’s personal pension accounts should not be less than 6% of each employee’s monthly salary or wage. Thus, since July 1, 2005, ASE Test, Inc. has made monthly contributions based on each employee’s wage to personal pension accounts, and recognized pension costs of $885 thousand for the second half of 2005.

15.	EMPLOYEES BENEFITS, DEPRECIATION AND AMORTIZATION

	2003			2004			2005

	Cost of Revenues	Operating Expenses	Total	Cost of Revenues	Operating Expenses	Total	Cost of Revenues	Operating Expenses	Total

Employees benefits
Salary	$45,268	$16,326	$61,594	$63,555	$19,393	$82,948	$51,573	$20,350	$71,923
Insurance	2,092	975	3,067	4,281	1,575	5,856	3,561	1,360	4,921
Pension costs	2,839	971	3,810	4,019	1,397	5,416	3,666	1,225	4,891
Other	5,040	2,335	7,375	5,829	1,668	7,497	7,619	2,459	10,078

	$55,239	$20,607	$75,846	$77,684	$24,033	$101,717	$66,419	$25,394	$91,813

Depreciation	$124,461	$2,983	$127,444	$141,839	$2,441	$144,280	$138,084	$2,691	$140,775

Amortization	3,924	11,009	14,933	9,339	11,289	20,628	6,875	6,652	13,527

16.	INTEREST INCOME AND EXPENSES

	2003	2004	2005

Interest expense	$13,546	$6,951	$12,888
Interest income	(923)	(635)	(1,722)
Interest expense - net, from discontinued operations	(9)	(129)	(20)

	$12,614	$6,187	$11,146

17.	INCOME TAX

a. Income tax expense (benefit) attributable to continuing operations is summarized as followed:
	2003	2004	2005

Tax expense (benefit) based on pre-tax accounting income
(loss) at statutory rate	$1,139	$10,478	$(4,169)
Add (deduct) tax effects of:
Permanent differences
Tax-exempt income - tax holiday	(4,581)	(6,146)	-
Other	(545)	(937)	181
Temporary differences
Depreciation and capital allowance	(294)	(1,501)	1,035
Depreciation	(1,309)	(945)	(597)
Other	1,053	689	1,097

	(4,537)	1,638	(2,453)
Loss carry forward	1,699	-	7,101
Income taxes on undistributed earnings	756	2,244	2,369
Credits for investments, investment in machinery and
equipment, and research and development	(2,720)	(4,494)	(5,637)
Net change in deferred income tax for the period	(1,207)	(20,597)	3,947
Adjustment of prior years’ income tax	-	-	(2,790)

Income tax expense (benefit)	$(6,009)	$(21,209)	$2,537

The above-mentioned taxes on pre-tax accounting income (loss) based on the applicable statutory rates for both domestic and foreign entities are shown below:

	2003	2004	2005

Domestic entity	$-	$509	$1,079
Foreign entities
ASE Test, Inc. (25% statutory rate)	7,505	8,708	(4,314)
ASE Test Malaysia (28% statutory rate)	(337)	1,765	745
ISE Labs (federal tax rate 35% and state tax rate 6%)	(6,029)	(504)	(1,679)

	$1,139	$10,478	$(4,169)

A portion of ASE Test, Inc.’s income from the testing of semiconductors is exempt from income tax for five years ending December 2005. ASE Singapore Pte Ltd, a subsidiary of ISE Labs, has been granted pioneer status under the provisions of the Economic Expansion Incentives (Relief from Income Tax) Act for its operations in Singapore for a qualifying period of 10 years commencing September 1, 1998. During the qualifying period, all income arising from pioneer status activities is wholly exempt from income tax. In addition, ASE Test Malaysia also has been granted pioneer status by Ministry of International Trade and Industry in Malaysia for five years from July 1, 1999 to June 30, 2004. During the year 2003, the Company applied to the relevant authorities to surrender its pioneer status in accordance with the 2003 budget proposal, which allows a pioneer company that intends to undertake reinvestment before the expiry of its pioneer status the option to surrender its pioneer certificate to qualify for reinvestment allowance. On September 11, 2004, the Malaysian Industrial Development Authority approved the Company’s surrender of pioneer status with effect from September 21, 2002, the date of announcement of the 2003 budget proposal. The per share effect (basic earnings per share) of tax holiday is $0.05 in 2003, $0.06 in 2004.

b.	Deferred income tax assets and liabilities are summarized as follows:

	2004	2005

Current deferred income tax assets
Unused tax credits	$4,487	$9,267
Loss carry forward	254	4,067
Accrued liabilities and reserve	381	918
Other	-	962

	5,122	15,214
Less - valuation allowance	(541)	(6,281)

	$4,581	$8,933

Non-current deferred income tax assets (liabilities)
Unused tax credits	$39,755	$29,528
Tax effect of unabsorbed capital allowance	4,945	10,263
Loss carry forward	7,724	9,294
Timing difference between tax capital allowance and depreciation of
property, plant and equipment	(3,772)	(7,616)
Accrued liabilities and reserve	881	2,235
Other	436	2,563

	49,969	46,267
Less - valuation allowance	(8,646)	(15,303)

	$41,323	$30,964

Non-current deferred income tax liabilities	$(1,016)	$-

In assessing the realization of deferred income tax assets, the Company considers its future taxable earnings and expected timing for the reversal of temporary differences. In addition, in the event future taxable earnings do not materialize, the Company will consider executing certain tax planning strategies available to realize the deferred income tax assets. The valuation allowance is provided to reduce the gross deferred income tax assets to an amount which the Company believes will more likely than not be realized. Deferred income tax assets and liabilities are classified in the consolidated balance sheets based on the classification of the related assets or liabilities or the expected timing of the reversal of temporary differences.

c.	As of December 31, 2005, unused tax credits of ASE Test, Inc. which can be utilized to offset its future income tax, are set forth below:

Year of Expiry

2006	$9,267
2007	13,884
2008	12,592
2009	3,052

$38,795

In the ROC, the tax credits may be utilized to reduce up to 50% of income tax payable each year. In the expiring year, any remaining unused tax credits can be used entirely. Effective on January 1, 2006, ASE Test, Inc. has to pay a minimum of 10% tax on its taxable income including taxable income earned during tax holiday periods according to the new tax regulation of ROC.

The U.S. Federal and California State net operating loss carry forwards of ISE Labs as of December 31, 2005 approximated $23.3 million and $33.4 million with expiration period in 2025 and 2015, respectively.

Income tax returns of ASE Test, Inc. have been examined by the ROC tax authorities through 2002.

18.	RELATED PARTY TRANSACTIONS

	a.	Related parties

		Related Parties	Relationship

		ASE Inc.	Parent company
		ASE Korea, Inc.	Affiliate
		ASE Holding Electronics (Philippine) Inc. (“ASE Philippine”)	Affiliate
		Hung Ching Development & Construction Co., (“HCDC”)	Affiliate
		ASE (Shanghai) Inc.	Affiliate
		ASE (U.S.) Inc.	Affiliate (starting August, 2004)
		ASE Japan Ltd. Co., (“ASE Japan”)	Affiliate (starting May, 2004)
		ASE Material Inc.	Affiliate (merged into ASE Inc. in
August, 2004)
		ASE (Chung Li) Inc.	Affiliate (merged into ASE Inc. in
August, 2004)

b.	Significant related party transactions:

	1)	Revenue
			2003	2004	2005

		ASE Inc.	$13,565	$16,760	$44,552
		Other	1,465	446	-

			$15,030	$17,206	$44,552

		The revenue from related parties is generated from jointly marketed turnkey services.

		2003	2004	2005
2)	Purchase of machinery and equipment:

	ASE Inc.	$-	$-	$1,124
	ASE (Chung Li) Inc.	4,659	1,235	-
	ASE Korea, Inc.	1,673	146	990
	ASE Philippine	1,619	-	-
	Other	36	4	-

		$7,987	$1,385	$2,114

3)	Purchase of buildings - HCDC	$-	$2,995	$7,293

	(Continued)

		2003	2004	2005
4)	Purchase of raw materials:

	ASE Material Inc.	$8,793	$3,353	$-
	ASE Inc.	1,217	2,650	5,577
	Other	9	-	4

		$10,019	$6,003	$5,581

5)	Sale of property, plant and equipment:

	ASE Korea, Inc.	$105	$2,943	$14,119
	ASE Inc.	-	9,790	1,598
	ASE Japan	-	-	1,540
	ASE (Chung Li) Inc.	5,953	1,046	-
	Other	345	-	55

		$6,403	$13,779	$17,312

6)	Service fee:

	The Company engages ASE (U.S.) Inc. as a sales agent and the service fees paid were based on monthly incurred service-related costs and expenses (limited amounts prescribed for costs and expenses). Total service fees paid were $3,253 thousand for the period from August to December of 2004 and $7,674 thousand in 2005.

c.	Balances at year end	2004	2005

	Receivable:
	ASE Inc.	$9,132	$16,394
	ASE Korea, Inc.	2,527	3,416
	Other	872	467

		$12,531	$20,277

	Payable:
	ASE Inc.	$8,618	$9,082
	Other	666	1,265

		$9,284	$10,347

	These transactions were conducted at prices and terms comparable to those applied in transactions with unrelated companies, except for the purchases and sales of machinery and equipment which were recorded at net book values and the purchase of building from HCDC which was based on appraisal from an independent third party.

19.	ASSETS PLEDGED

	The assets of ASE Test, Inc. and ISE Labs pledged as first priority collateral for bank loans and as guarantees for hiring of foreign labor and for leasing of office buildings are summarized as follows:

		2004	2005

	Machinery and equipment, net	$35,630	$28,021
	Land and buildings and improvements, net	2,676	-
	Time deposits	3,576	3,908

		$41,882	$31,929

	Included within other long-term assets are $2,006 thousand of time deposits which have been pledged as collateral and were recorded as other assets at December 31, 2005.

20.	COMMITMENTS AND CONTINGENCIES

a.	Lease commitments

	1)	Operating leases

ASE Test, Inc. leases the land on which its buildings are situated under various operating lease agreements with the government expiring on various dates through December 2015. The lease agreements grant ASE Test, Inc. the option to renew the leases and reserve the right for the lessor to adjust the lease charges upon an increase in the assessed value of the land and to terminate the leases under certain conditions. Moreover, ASE Test, Inc. and ASE Test Malaysia lease machinery and equipment under non-cancellable operating leases and ISE Labs also leases office building and equipment under non-cancellable operating lease agreements. The rental expenses for the years ended December 31, 2003, 2004 and 2005 were $10,427 thousand, $40,841 thousand and $46,816 thousand, respectively. The future minimum lease payments under the above-mentioned operating leases are as follows:

2006	$39,000
2007	15,853
2008	5,079
2009	4,032
2010 and thereafter	3,261

Total minimum lease payments	$67,225

2)	Capital leases

In addition, ASE Test, Inc. and ISE Labs also lease machinery and equipment under non-cancellable capital lease agreements. As of December 31, 2005, the net book value of the machinery and equipment acquired under the capital obligations amounted to $8,390 thousand. The future minimum lease payments under capital leases as of December 31, 2005 are as follows:

2006	$4,056
2007	2,636
2008	798
2009	8
2010	-

Total minimum lease payments	7,498
Less: Imputed interest	(546)

Present value of future lease obligations	6,952
Capital lease obligation, current	(3,654)

Capital lease obligation, long-term	$3,298

	b.	The Company and its subsidiaries had unused letters of credit of $10,895 thousand as of December 31, 2005.

	c.	The Company and its subsidiaries had commitments to certain vendors to purchase property, plant and equipment of $8,809 thousand, and had paid $130 thousand as of December 31, 2005.

	d.	At December 31, 2005, the Company and its subsidiaries did not have any significant unasserted claims or pending litigations.

21.	LOSS ON FIRE DAMAGE

Significant Unusual Loss

ASE Test, Inc. incurred fire damage to its production line in Chung Li, Taiwan on May 1, 2005 and recognized an estimated loss of $52,014 thousand for the damage to its machinery and equipment (including $34,808 thousand for fixed assets, $1,032 thousand for other assets, $15,093 thousand for equipment under operating leases, $984 thousand for idle labor loss, and $97 for related expenses). As of February 6, 2006, with the assistance of external counsel, the Company had submitted insurance claims to its insurers for compensation for damages which the Company believes to be clearly identifiable and reasonably estimated. The insurance recoveries of the aforementioned damages amounted to $790 thousand, which was recorded as other current assets, and of this amount, $369 thousand had been received as of December 31, 2005. Based on the Company’s understanding of the process for resolving insurance claims for similar incidents where the damage incurred was not readily quantifiable, it is anticipated that it will be a lengthy process for the Company to complete the insurance claim process due to the large number of damaged assets, the damage assessment process and the need to prepare the required supporting documentation. Any recovery for the remaining amount of $51,224 thousand is contingent on the result of the lengthy professional evaluation and assessment of damage level, possibility of repair, and the related expenses, therefore, the entire amount was recognized as a loss on fire damage for the year 2005. The Company will recognize any subsequent recoveries in future years when additional insurance claims are accepted by the insurers.

22.	DERIVATIVE FINANCIAL INSTRUMENTS

Information on derivative transactions is as follows:

	a.	Foreign currency options contracts

ASE Test, Inc. expects to receive U.S. dollars from testing service and to pay NT dollars for short-term borrowings and payable for fixed assets; therefore ASE Test, Inc. has occasionally entered into foreign currency option contracts to manage exposures to exchange rate fluctuations. As of December 31, 2005, there were no such contracts outstanding. As of December 31, 2004, the outstanding European contracts were as below:

Contract	Amount (in Millions)	Strike Price	Maturity Date

Sell US$ Call/NT$ Put	$2	Note 1	January 12, 2005
Sell US$ Call/NT$ Put	2	Note 2	January 12, 2005
Buy US$ Put/NT$ Call	1	Note 3	January 12, 2005
Buy US$ Put/NT$ Call	1	Note 4	January 12, 2005
Sell US$ Call/NT$ Put	2	Note 1	February 14, 2005
Sell US$ Call/NT$ Put	2	Note 2	February 3, 2005
Buy US$ Put/NT$ Call	1	Note 3	February 14, 2005
Buy US$ Put/NT$ Call	1	Note 4	February 3, 2005
Sell US$ Call/NT$ Put	2	Note 1	March 10, 2005
Sell US$ Call/NT$ Put	2	Note 2	March 10, 2005
Buy US$ Put/NT$ Call	1	Note 3	March 10, 2005
Buy US$ Put/NT$ Call	1	Note 4	March 10, 2005
Sell US$ Call/NT$ Put	2	Note 1	April 12, 2005
Sell US$ Call/NT$ Put	2	Note 2	April 12, 2005
Buy US$ Put/NT$ Call	1	Note 3	April 12, 2005
Buy US$ Put/NT$ Call	1	Note 4	April 12, 2005
Sell US$ Call/NT$ Put	2	Note 1	May 12, 2005
Buy US$ Put/NT$ Call	1	Note 3	May 12, 2005
Sell US$ Call/NT$ Put	2	Note 1	June 10, 2005
Buy US$ Put/NT$ Call	1	Note 3	June 10, 2005

Note 1:	If US$/NT$≥32.8, strike price=32.8.

Note 2:	If US$/NT$≥32.6, strike price=32.6.

Note 3:	If 31<US$/NT$<32.525, strike price=32.525.
If US$/NT$≤31, strike price is based on the spot rate (at maturity date) plus 500 bps.

Note 4:	If 31<US$/NT$<32.5, strike price=32.5.
If US$/NT$≤31, strike price is based on the spot rate (at maturity date) plus 1500 bps.

The net gain arising from such outstanding contracts as a result of valuing the contract at fair value as of December 31, 2004 was approximately $161 thousand.

The gain (loss) arising from such settled option contracts was immaterial in 2003, 2004 and 2005.

b.	Foreign currency forward contract

ASE Test, Inc. and ASE Test Malaysia expect to receive U.S. dollars from export sales and pay Japanese yen or N.T. dollars to settle payables or long-term borrowings. Therefore, these companies occasionally enter into foreign currency forward contracts to manage exposure to foreign exchange risks.

As of December 31, 2005, the outstanding forward contract for ASE Test Malaysia totalled $172 thousand (exchange rate per unit of U.S. dollar =¥116.42), which matures within two months from the balance sheet date, and the total forward contract receivable and payable was $176 thousand and $172 thousand, respectively.

As of December 31, 2004, the outstanding forward contract for ASE Test Malaysia totalled $287 thousand (exchange rate per unit of U.S. dollar =¥104.65), which matures within one month from the balance sheet date, and the total forward contract receivable and payable was $296 thousand and $287 thousand, respectively.

The gain or loss arising from such settled forward contracts for the year ended December 31, 2003, 2004 and 2005 was immaterial.

c.	Transaction risk

	1)	Credit risk

ASE Test, Inc. and ASE Test Malaysia are exposed to credit risk in the event of non-performance of the counter parties on the option and forward contracts at maturity. In order to manage this risk, ASE Test, Inc. and ASE Test Malaysia transact only with financial institutions with good credit ratings. As a result, no material losses resulting from counter party defaults have been experienced to date.

	2)	Market risk

The Company periodically purchases and sells products in currencies other than its functional currencies. This subjects the Company to the risks associated with fluctuations of foreign currency exchange rates. The Company reduces this risk by utilizing natural hedging (offsetting receivables and payables) as well as by creating offsetting positions through the use of derivative financial instruments, primarily foreign currency options contracts with maturities of less than six months. The market risk related to the foreign currency options contracts is typically offset by the changes in valuation of the underlying items being hedged. The amount of risk and the use of derivative financial instruments described above are not material to the Company’s financial position or results of operations. As of December 31, 2005, the Company had certain outstanding debt which was in variable rate as well as fixed rate instruments. Accordingly, the Company will be impacted by any change in short-term interest rates. The Company does not hedge either its investment in its foreign operations or its floating interest rate exposures.

	3)	Liquidity risk and cash flow risk

ASE Test, Inc. and ASE Test Malaysia entered into European option contracts and forward contracts to manage its exposure to the effect of exchange rate fluctuations on net assets or net liabilities. ASE Test, Inc. and ASE Test Malaysia have sufficient operating capital to meet cash requirements upon the maturity of these contracts.

23.	NON-DERIVATIVE AND DERIVATIVE FINANCIAL INSTRUMENTS

	2004		2005

	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-derivative financial instruments
Assets
Cash and cash equivalents (including pledged
time deposits)	$43,065	$43,065	$142,119	$142,119
Short-term investments	20,000	20,000	-	-
Notes and accounts receivable	89,202	89,202	77,334	77,334
Receivable form related parties	12,531	12,531	20,277	20,277
Long-term investments	133,699	173,070	140,225	208,622

Liabilities
Short-term borrowings	35,789	35,789	-	-
Commercial paper	28,474	28,474	-	-
Notes and accounts payable	16,053	16,053	10,603	10,603
Payable to related parties	9,284	9,284	10,347	10,347
Payable for fixed assets	33,478	33,478	10,737	10,737
Accrued expenses	28,442	28,442	40,141	40,141
Long-term debts (included current portion)	318,760	318,760	295,046	295,046

Derivative financial instruments

Foreign currency options	161	161	-	-
Foreign currency forward contracts	296	296	176	176
Foreign currency forward contracts	(287)	(287)	(172)	(172)

The carrying values of cash and cash equivalents, notes and accounts receivable, payable, short-term borrowings, commercial paper, payable for fixed assets and accrued expenses approximate fair values because of the short maturity of these instruments. The fair values of short-term and long-term investments are determined based on market values or net equity values. The fair values of long-term debts are determined based on the estimated present values of future cash flows using the interest rates of similar debt instruments which the Company is able to obtain as the discount rate. Fair value of long-term debts approximate their carrying values because of the variable nature of their interest rates are applied. The derivative financial instruments are recorded at their fair market values.

24.	SEGMENT INFORMATION

           a. Geographical information, net revenues

	2003		2004		2005

Area	Amount	%	Amount	%	Amount	%

North America	$212,131	61	$236,527	55	$260,224	62
Asia	108,291	31	152,485	36	104,179	25
Europe	25,224	8	38,740	9	56,526	13
Australia	14	-	11	-	-	-

	$345,660	100	$427,763	100	$420,929	100

b.	Geographical information - long-lived assets
		2004		2005

		Amount	%	Amount	%
	Asia
	Taiwan	$440,283	69	$306,060	71
	Malaysia	122,869	19	76,194	18
	Other	46,098	8	36,847	8
	United States	25,546	4	10,978	3

		$634,796	100	$430,079	100

c.	Major customers

For the years ended December 31, 2003, 2004 and 2005, the Company did not have a single customer to which the net revenues accounted for over 10% of total net revenues.

d.	Operating segment information

Other than its investing segment, the Company has two major operating segments: Testing, and Packaging. The Company packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics and provides testing services, including front-end engineering testing, wafer probing and final testing services. The accounting policies of the segments are the same as those described in Note 2. Segment information for the years ended December 31, 2003, 2004 and 2005 is as follows:

	Testing	Packaging	Other	Total
2003

Revenue from external customers	$257,490	$88,170	$-	$345,660
Interest revenue	122	57	739	918
Interest expense	(1,957)	(135)	(11,440)	(13,532)
Net interest expense	(1,835)	(78)	(10,701)	(12,614)
Depreciation and amortization	122,610	17,994	47	140,651
Segment profit (loss)	1,027	(5,693)	(8,405)	(13,071)
Segment assets	704,645	122,003	151,399	978,047
Expenditures for segment assets	149,435	21,836	-	171,271
Goodwill	62,217	-	-	62,217

2004

Revenue from external customers	343,116	84,647	-	427,763
Interest revenue	154	83	341	578
Interest expense	(1,069)	(255)	(5,441)	(6,765)
Net interest expense	(915)	(172)	(5,100)	(6,187)
Depreciation and amortization	138,328	18,601	-	156,929
Impairment loss on assets	(26,500)	-	-	(26,500)
Segment profit (loss)	(6,248)	(10,456)	3,666	(13,038)
Segment assets	782,089	149,820	151,200	1,083,109
Expenditures for segment assets	174,382	36,274	-	210,656
Goodwill	25,612	-	-	25,612

(Continued)

	Testing	Packaging	Other	Total
2005
Revenue from external customers	$346,639	$74,290	$-	$420,929
Interest revenue	868	574	156	1,598
Interest expense	(3,418)	(427)	(8,899)	(12,744)
Net interest revenue (expense)	(2,550)	147	(8,743)	(11,146)
Depreciation and amortization	134,383	15,239	-	149,622
Segment loss	(31,709)	(9,372)	(2,705)	(43,786)
Segment assets	669,190	125,561	145,588	940,339
Expenditures for segment assets	48,844	1,842	-	50,686
Goodwill	20,646	-	-	20,646

25.	DISCONTINUED OPERATION

ASE Test Malaysia sold its camera module assembly operations in early October 2005 for $19,116 thousand, which covers the book value of the equipment and inventory, plus an acquisition premium. As a result, the Company reclassified the camera module assembly segment as discontinued operations.

Summarized below are operating results of the discontinued segment for the years ended December 31, 2003, 2004 and 2005.

	2003	2004	From January 1, 2005 to October 3, 2005

Net revenues	$46,270	$193,375	$66,493
Cost of revenues	39,407	173,389	59,819

Gross profit	6,863	19,986	6,674
Operating expenses	1,097	2,229	1,422
Non-operating expenses (income )	(1)	768	1,257

Income from discontinued operations before income tax	5,767	16,989	3,995
Income tax expense	(17)	(21)	(66)

Income from discontinued operations	5,750	16,968	3,929

Gain on disposal of assets	-	-	6,969
Income tax expense	-	-	(59)

Gain on disposal of discontinued operations	-	-	6,910

Total	$5,750	16,968	$10,839

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The Company’s consolidated financial statements have been prepared in accordance with ROC GAAP, which differ in the following respects from U.S. GAAP:

a.	Pension benefits

U.S. Statement of Financial Accounting Standards (U.S. SFAS) No. 87, “Employers’ Accounting for Pensions”, was effective no later than the beginning of the first period for which a U.S. GAAP reconciliation is required. A portion of the unrecognized net transition obligation at the adoption date is to be allocated directly to equity. ASE Test, Inc. adopted U.S. SFAS No. 87 on January 1, 1987. ROC SFAS No. 18, which is similar in many aspects to U.S. SFAS No. 87, became effective in 1996 and was adopted by the Company for ROC GAAP purposes in the same year. Therefore, pension expense is adjusted to reflect the impact of different adoption dates.

b.	Short-term investments

Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market value, and debt securities are carried at cost, with only unrealized losses recognized. Under U.S. SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity.

c.	Bonuses to employees, directors and supervisors

According to ROC regulations and the Articles of Incorporation of ASE Inc. and ASE Test, Inc. a portion of the Company’s earnings is required to be set aside as bonuses to employees, directors and supervisors. Bonuses to directors and supervisors are always paid in cash. However, bonuses to employees may be granted in cash or stock or both. All of these appropriations, including stock bonuses which are valued at par value of NT$10, are charged against retained earnings under ROC GAAP after such appropriations are formally approved by the shareholders in the following year. Under U.S. GAAP, such bonuses are charged against income in the year earned. Shares issued as part of these bonuses are recorded at fair market value. Since the amount and form of such bonuses are not usually determinable until the shareholders’ meeting in the subsequent year, the total amount of the aforementioned bonuses is initially accrued based on management’s estimate regarding the amount to be paid in accordance with the Company’s Articles of Incorporation. Any difference between the initially accrued amount and the fair market value of any shares issued as bonuses is recognized in the year of approval by shareholders.

ASE Inc. pays the bonuses on behalf of the Company and does not require reimbursement. Under U.S. GAAP, bonus payments made by ASE Inc. directly to ASE Test, Inc.’s employees have been recorded as compensation expense, allocated to cost of revenues, research and development costs and selling, general and administrative expenses, as appropriate, and credited to additional paid-in capital, consistent with the manner described above.

The impact of bonuses under U.S. GAAP to the costs and expenses is as follows:

	2003	2004	2005

Cost of revenues	$1,719	$2,591	$(1,546)
Selling, general and administrative expenses	957	1,080	(1,420)
Research and development	218	418	(236)

	$2,894	$4,089	$(3,202)

ASE Inc. pays certain employee compensation amounts, by means of stock options, on behalf of the Company and does not require reimbursement. Under U.S. GAAP, such payments made by ASE Inc. directly to the employees of ASE Test and subsidiaries have been recorded as compensation expense, allocated to cost of revenues, research and development costs and selling, general and administrative expenses, as appropriate, and credited to additional paid-in capital, consistent with the manner described above.

d.	Depreciation of buildings

Under ROC GAAP, buildings may be depreciated over their estimated life or up to 40 years based on ROC practices and tax regulations. For U.S. GAAP purposes, buildings are depreciated over their estimated economic useful life of 25 years.

e.	Excess of book value on transfer of buildings between related parties

ASE Test, Inc. purchased buildings and facilities from its affiliate, ASE Technology, in 1997. The purchase price was based on market value, which represented the portion of the purchase price in excess of book value NT$17,667 thousand (US$642 thousand) was capitalized by ASE Test, Inc. as allowed under ROC GAAP. Under U.S. GAAP, transfers of assets between related parties are recorded at historical costs.

f.	Impairment of long-lived assets

Under U.S. GAAP, in accordance with U.S. SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets against the net book value of the assets. If the recoverability test indicates that impairment has occurred, the impairment loss is the amount of the asset’s net book value in excess of the related fair value. Prior to 2004, there were no requirements related to the evaluation of recoverability of long-lived assets’ impairment under ROC GAAP, and the Company selected the same accounting, U.S. SFAS No. 144, for impairment of long-lived assets for both ROC GAAP and U.S. GAAP reporting.

g.	Derivative financial instruments

Before January 1, 2006, there were no specific accounting standards under ROC GAAP which address measurement for derivative instruments, except for foreign currency forward contracts. Under ROC GAAP, forward contracts are accounted for in a manner similar to that required under U.S. SFAS No. 52. Under U.S. GAAP, accounting for derivative instruments is covered under U.S. SFAS No. 133, as amended by U.S. SFAS No. 138, which require that all companies recognize derivative instruments as assets and liabilities in the statements of financial position at fair value. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge. Under U.S. GAAP, the Company does not apply hedge accounting, and derivatives have historically been, and will continue to be, recorded on the consolidated balance sheets at fair value, with the changes in fair values recorded through current period earnings.

h.	Stock option compensation

Under ROC GAAP, all stock-based compensation for awards granted or modified after January 1, 2004 should be accounted for in conformity with the related Interpretations of ARDF in the ROC. The compensation cost is measured based on the intrinsic value method and accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock. The intrinsic value of the shares is recognized as expense over the requisite service or vesting period. For U.S. GAAP reporting, the Company has elected to follow Accounting Principles Board (“APB”) Opinion No. 25,

“Accounting for Stock Issued to Employees”, which measures compensation expense based on the difference, if any, between the market price of the underlying common shares and the exercise price of the stock option on the date of grant. The Company is required under U.S. SFAS No. 123 “Accounting for Stock-based Compensation” to disclose the pro forma information regarding option grants to its employees computed as if the fair value method had been applied.

i.	Goodwill

Before January 1, 2006, under ROC GAAP, the Company amortized goodwill arising from acquisitions over 10 years. Total amortization expenses of goodwill under ROC GAAP were $10,105 thousand, $10,105 thousand and $4,966 thousand in 2003, 2004 and 2005, respectively. Under U.S. GAAP, the Company adopted the provisions of U.S. SFAS No. 142 on January 1, 2002. U.S. SFAS No. 142 requires the Company to review for possible impairment of goodwill existing at the date of adoption and perform subsequent impairment tests on at least an annual basis. In addition, existing goodwill and intangible assets must be reassessed and classified consistently in accordance with the criteria set forth in U.S. SFAS No. 141 and U.S. SFAS No. 142. As a result, the Company ceased to amortize goodwill effective January 1, 2002. Definite lived intangible assets will continue to be amortized over their estimated useful lives.

As described in Note 3, the Company adopted ROC SFAS No. 35 on December 31, 2004, and in accordance with this new standard, performed an impairment analysis and recorded an impairment charge of $26,500 thousand for the year ended December 31, 2004 based on a “recoverable amount” as determined by an estimate of the cash flows for the next six years. Under U.S. GAAP, the determination of whether or not the goodwill is impaired is made by first estimating the fair value of the reporting unit and comparing the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the Company calculates an implied fair value of the goodwill based on an allocation of the fair value of the reporting unit to the underlying assets and liabilities of the reporting unit. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. For the year ended December 31, 2004, the Company recognized an impairment loss of $41,500 thousand for U.S. GAAP purposes.

j.	Undistributed earnings tax

Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the ROC. Under ROC GAAP, the 10% tax on undistributed earnings is recorded as an expense at the time the shareholders resolve that the Company’s earnings shall be retained. Under U.S. GAAP, the Company measures its income tax expense, including the tax effects of temporary differences, using the rate that includes the tax on undistributed earnings of its Taiwan subsidiaries.

k.	Long-term investment in parent company accounted for as treasury stock

Under ROC GAAP, shareholdings in the parent company are recorded as a long-term investment. Under U.S. GAAP, according to ARB No. 51, there is a presumption that the parent company must approve the subsidiary's transactions. Accordingly, unless this presumption can be overcome, the investment in the parent company's stock should be presented within the equity section of a wholly owned subsidiary's separate financial statements and be accounted for in the same manner as treasury stock. Upon the company’s receipt of cash dividend distributed by the parent company, the cash dividend should be recorded as additional paid-in capital.

The following reconciles net income (loss) and shareholders’ equity under ROC GAAP as reported in the consolidated financial statements to the approximate net income (loss) and shareholders’ equity amounts as determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

		2003	2004	2005
Net income (loss)
Net income (loss) based on ROC GAAP		$(3,515)	$25,139	$(35,484)

Adjustments:
a.	Pension benefits	8	7	7
c.	Bonuses to employees, directors and supervisors:
	Regular bonuses	(2,894)	(4,089)	3,202
	Stock option compensation from ASE Inc.	(6,070)	1,856	(7,423)
	Special stock bonuses	(1,040)	-	-
d.	Depreciation of buildings	(446)	(489)	(582)
e.	Excess of book value of buildings transferred between
	related parties	13	13	13
i.	Goodwill
	Amortization
	- Consolidated subsidiary	10,105	10,105	4,966
	- Equity-method investee	348	348	348
	Impairment	-	(15,000)	-
k.	Cash dividend from investment in parent company	-	-	(493)

Net increase in net income (loss)		24	(7,249)	38

Net income (loss) based on U.S. GAAP		$(3,491)	$17,890	$(35,446)

Earnings (loss) per share (in U.S. dollars)
Basic and diluted		$(0.04)	$0.18	$(0.35)

Number of shares (Note 27d)
Basic		99,110,225	100,037,524	100,059,031

Diluted		99,110,225	100,111,113	100,059,031

Shareholders’ equity
Shareholders’ equity based on ROC GAAP		$545,987	$599,591	$558,205

Adjustments:
a.	Pension benefits and additional liability	(119)	(44)	(37)
c.	Bonuses to employees, directors and supervisors	(2,194)	(4,758)	-
d.	Depreciation of buildings	(1,629)	(2,118)	(2,700)
e.	Excess of book value of buildings transferred between
	related parties	(531)	(518)	(505)
i.	Goodwill
	Amortization
	- Consolidated subsidiary	20,210	30,315	35,281
	- Equity-method investee	696	1,044	1,392
	Impairment	-	(15,000)	(15,000)
k.	Long-term investment in parent company accounted
	for as treasury stock	-	(81,362)	(81,422)
Cumulative translation adjustment on U.S. GAAP
Adjustments		79	60	242

Net increase (decrease) in shareholders’ equity		16,512	(72,381)	(62,749)

Shareholders’ equity based on U.S. GAAP		$562,499	$527,210	$495,456

				(Continued )

	2003	2004	2005
Changes in shareholders’ equity based on U.S. GAAP
Balance, beginning of year	$547,697	$562,499	$527,210
Net income (loss) for the year	(3,491)	17,890	(35,446)
Issuance of new shares under stock option plans	4,290	4,552	-
Unrecognized pension cost	(646)	646	-
ASE Inc. shares to be distributed as bonus to employees	1,740	1,525	1,556
Stock option compensation from ASE Inc.	6,070	(1,856)	7,423
Cumulative translation adjustment for subsidiaries	8,226	22,976	(5,780)
Adjustment from changes in ownership percentage of
Investees	(1,598)	-	-
Unrealized holding gain on equity securities	211	400	-
Long-term investment in parent company accounted for as
treasury stock	-	(81,422)	-
Cash dividend income from the parent company	-	-	493

Balance, end of year	$562,499	$527,210	$495,456

As a result of the adjustments, the amounts of total assets under U.S. GAAP were $1,015,599 thousand and $877,687 thousand as of December 31, 2004 and 2005, respectively. Total liabilities under U.S. GAAP were $488,389 thousand and $382,231 thousand as of December 31, 2004 and 2005, respectively. A reconciliation of significant balance sheet accounts to the amounts as determined under U.S. GAAP is as follows:

	2004	2005
Long-term investment
As reported	$133,699	$140,225
U.S. GAAP adjustments
Treasury stock	(81,362)	(81,422)
Goodwill amortization	1,044	1,392
Effect of change in exchange rate	-	171

As adjusted	$53,381	$60,366

Building and improvements
As reported	$79,512	$66,573
U.S. GAAP adjustments
Effect of adjustments on useful life	(2,118)	(2,700)
Excess of adjustments on building transferred between related parties	(518)	(505)
Effect of change in exchange rate	129	131

As adjusted	$77,005	$63,499

Goodwill
As reported	$25,612	$20,646
U.S. GAAP adjustments
Goodwill impairment	(15,000)	(15,000)
Goodwill amortization	30,315	35,281

As adjusted	$40,927	$40,927

		(Continued )

	2004	2005
Accrued expenses
As reported	$28,442	$40,141
U.S. GAAP adjustments
Bonus to employees, directors and supervisors	4,758	-
Effect of change in exchange rate	18	9

As adjusted	$33,218	$40,150

Accrued pension cost
As reported	$5,119	$6,412
U.S. GAAP adjustments
Pension benefits	44	37
Effect of change in exchange rate	51	51

As adjusted	$5,214	$6,500

27.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Recently issued accounting standards

In November 2004, the Financial Accounting Standard Board (“FASB”) issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No.151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, but early adoption is permitted during fiscal years after the date of this Statement is issued. The Company does not expect the adoption of SFAS No. 151 to impact the Company’s consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”. This statement is a revision to SFAS No. 123 and supersedes APB Opinion No. 25. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first fiscal year beginning after June 15, 2005.

Upon adoption, the Company has two application methods to choose from: The modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method, the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. The Company adopted the modified-prospective approach, and believes the impact that adoption will have on its financial position or results of operations will approximate the magnitude of the stock-based employee compensation cost disclosed in Note 27 (e) pursuant to the disclosure requirements of SFAS No. 148.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of Accounting Principles Board (“APB”) Opinion No, 29.” This Statement addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. This Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. The Company does not expect the adoption of SFAS No. 153 to impact the Company’s consolidated financial position or results of operations.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”. Interpretation No. 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143 “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of an entity. If an entity has sufficient information to reasonably estimate the fair value of an asset retirement obligation, it must recognize a liability at the time the liability is incurred. If the liability’s fair value cannot be reasonably estimated, that fact and the reasons shall be disclosed. Interpretation No. 47 is effective no later than the end of the first fiscal year ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises). An entity shall recognize the cumulative effect of initially applying this Interpretation as a change in accounting principle. The Company adopted Interpretation No. 47 and there was no material impact to the Company’s consolidated financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” This Statement requires retrospective application for voluntary changes in accounting principle unless it is impracticable to do so. Statement 154’s retrospective application requirement replaces the requirement under APB Opinion No. 20, “Accounting Changes” to recognize most voluntary changes in accounting principle by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors occurring in fiscal periods beginning after the date this Statement is issued. The Company does not expect the adoption of SFAS No. 154 to impact the Company’s consolidated financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140.” This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The fair value election provided for in this SFAS No. 155 may also be applied upon adoption of SFAS No. 155 for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of SFAS No. 155. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, providing the entity has not yet issued financial statements for any interim period for that fiscal year. The Company does not expect the adoption of SFAS No. 155 to impact the Company’s consolidated financial position or results of operations.

b.	Pension

According to U.S. SFAS No. 132, the pension information is disclosed below:

	2003	2004	2005
Components of net periodic benefit cost
Service cost	$1,709	$1,906	$1,705
Interest cost	219	349	373
Expected return on plan assets	(76)	(78)	(117)
Amortization of prior service cost	80	165	59

Net periodic benefit cost	$1,932	$2,342	$2,020

Change in benefit obligation
Benefit obligation at beginning of year	$6,191	$10,855	$12,660
Service cost	1,709	1,906	1,705
Interest cost	219	349	373
Actuarial gain (loss)	2,535	(1,038)	(3,325)
Benefits paid	-	(163)	-
Exchange difference	201	751	(335)

Benefit obligation at end of year	10,855	12,660	11,078

Change in plan assets
Fair value of plan assets at beginning of year	1,892	2,386	3,154
Employer contribution	414	554	570
Actual return on plan assets	30	32	49
Exchange difference	50	182	(105)

	2,386	3,154	3,668

Funded status	8,469	9,506	7,410
Unrecognized actuarial loss	(5,123)	(4,240)	(874)
Accrued additional liability	646	-	-
Accrued expense	-	(52)	(36)

Net amount recognized (recognized as accrued pension cost)	$3,992	$5,214	$6,500

Actuarial assumptions:
	2003	2004	2005
Discount rate	3.25%	3.25%	2.75%
Rate of compensation increase	3.00%	3.00%	2.5%-3.0%
Expected return on plan assets	3.25%	3.25%	2.75%

c.	Income tax

Reconciliation of income tax for the years ended December 31, 2003, 2004 and 2005 calculated on pre-tax financial statement income (loss) based on the statutory tax rate and the income tax expense (benefit), which conforms to U.S. GAAP, is as follows:

	2003	2004	2005
Tax expense (benefit) based on pre-tax accounting income
(loss) at statutory rate	$(804)	$9,920	$(4,481)
Add (deduct) tax effects of:
Permanent differences
Bonuses to directors, supervisors and employees	983	1,022	(801)
Stock option compensation	960	(464)	1,113
Tax-exempt income - tax holiday	(4,581)	(6,146)	-
Loss carry forward	1,699	-	7,101
Other	(545)	(937)	181
Tax credits
Deferred	(4,477)	(26,848)	(155)
Income taxes on undistributed earnings	756	2,244	2,369
Adjustment of prior years’ income tax	-	-	(2,790)

Income tax expense (benefit)	$(6,009)	$(21,209)	$2,537

The above-mentioned taxes on pre-tax accounting income (loss) based on the applicable statutory rates for both domestic and foreign entities are shown below:

	2003	2004	2005

Domestic entity	$-	$509	$1,079
Foreign entities
ASE Test, Inc. (25% statutory rate)	5,562	8,150	(4,626)
ASE Test Malaysia (28% statutory rate)	(337)	1,765	745
ISE Labs (federal tax rate 35% and state tax rate 6%)	(6,029)	(504)	(1,679)

	$(804)	$9,920	$(4,481)

Deferred income tax assets and liabilities are summarized as follows:

	2004	2005
Current deferred income tax assets
Unused tax credits	$4,487	$9,267
Loss carry forward	254	4,067
Accrued liabilities and reserve	381	918
Other	-	962

	5,122	15,214
Less - valuation allowance	(541)	(6,281)

	$4,581	$8,933

		(Continued	)

	2004	2005
Non-current deferred income tax assets (liabilities)
Unused tax credits	$39,755	$29,528
Tax effect of unabsorbed capital allowance	4,945	10,263
Loss carry forward	7,724	9,294
Timing difference between tax capital allowance and depreciation of
property, plant and equipment	(3,772)	(7,616)
Accrued liabilities and reserve	881	2,235
Other	436	2,563

	49,969	46,267
Less - valuation allowance	(8,646)	(15,303)

	$41,323	$30,964

Non-current deferred income tax liabilities	$(1,016)	$-

d.	Earnings (loss) per share

U.S. SFAS No. 128 requires the presentation of basic and diluted earnings per share. Basic net income per share is computed based on the weighted average number of common shares outstanding during the period. Diluted net income per share includes the effect of diluted equivalent common shares (stock options issued during the period using the treasury stock method).

Following is a reconciliation of amounts used in the basic and diluted computation:

	2003	2004	2005

Net income (loss) under U.S. GAAP	$(3,491)	$17,890	$(35,446)

Weighted average shares, as adjusted - denominator
Basic	99,110,225	100,037,524	100,059,031

Diluted	99,110,225	100,111,113	100,059,031

Earnings (loss) per share (in U.S. dollars)
Basic and diluted	$(0.04)	$0.18	$(0.35)

Number of shares to be potentially issued from:
Stock options	13,301,418	10,877,448	10,491,064

e.	Stock option plans

ASE Test Limited

The Company has three stock option plans, the 1999 Option Plan, the 2000 Option Plan and the 2004 Option Plan. Up to 2,000,000 shares, 12,000,000, and 2,500,000 shares have been reserved for issuance under the 1999, 2000 and 2004 option plans, respectively.

The 1999, 2000 and 2004 Option Plans granted the following stock options to purchase the Company’s shares which vest ratably over a period of five years from the date of grant until the expiration of options, to directors, officers and key employees. If any granted shares are forfeited, the shares may be granted again, to the extent of any such forfeiture.

The exercise price under each of the aforementioned stock option plans was equal to the stock’s market price on the date of grant. Options granted under the 1999, 2000 and 2004 Option Plans expire 10 years after grant.

Information regarding the option plans of the Company is presented below:
	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Values

Beginning balance - January 1, 2003	13,331,363	$11.55
Option granted	2,000,000	12.95	$12.95

Option exercised	(478,426)	8.99
Option forfeited	(568,860)	13.72
Option expired	(982,659)	11.08

Ending balance - December 31, 2003	13,301,418	11.80
Option granted	260,000	6.18	$6.18

Option exercised	(512,815)	8.90
Option forfeited	(417,815)	11.82
Option expired	(1,753,340)	20.00

Ending balance - December 31, 2004	10,877,448	10.48
Option granted	32,500	6.50	$6.50

Option exercised	-	-
Option forfeited	(358,884)	10.97
Option expired	(60,000)	25.00

Ending balance - December 31, 2005	10,491,064	10.37

Options outstanding on December 31, 2005, the related weighted average exercise price and remaining contractual life information are as follows (in U.S. dollars):

	Outstanding		Exercisable

	Shares	Weighted Average Price	Shares	Weighted Average Price	Weighted Average Remaining Life (Years)
Options with exercise price of:
$20-$25	627,700	$22.46	627,700	$22.46	3.94
$11.5-$12.95	2,167,450	12.81	768,200	12.61	7.69
$5.5-$9	7,695,914	8.69	6,506,829	8.79	5.25

	10,491,064		7,902,729

The Company has computed, for pro forma disclosure purposes, the fair value of each option grant, as defined by U.S. SFAS No. 123, using the Black-Scholes option pricing model with the following assumptions:

	2003	2004	2005

Risk-free interest rate	3.38%	3.50-3.88%	3.88%
Expected life	5 years	5 years	5 years
Expected volatility	65.07%	78.28%	59.06%
Expected dividend	0%	0%	0%

ASE Inc.

ASE Inc, the parent company, has two option plans, the 2002 Option Plan and the 2004 Option Plan. The maximum number of units authorized to be granted under the 2002 and 2004 option plan is 160 million and 140 million, respectively, with each unit representing one share of ASE Inc. Under the terms of the plans, stock option rights are granted to employees, including those of the Company, which have an exercise price equal to the closing price of the ASE Inc. common stock as per the Taiwan Stock Exchange on the date of grant, and such exercise price is subject to retroactive adjustment in the event of certain capital transactions in subsequent periods. The option rights expire ten years from the date of grant. On the second anniversary of the grant date, 40% of the options become vested and the remaining options vest ratably over a period of three years thereafter. Under the 2002 and 2004 Option Plans, 41,603,100 and 28,499,550 units were granted, respectively, by ASE Inc. to employees of the Company.

Information regarding the options issued to employees of the Company under ASE Inc.’s stock option plan for the Company is as follows (in U.S. dollars):

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Values

Beginning outstanding balance - January 1, 2004	38,852,400	$0.58
Options granted	25,499,500	0.79	$0.79

Options forfeited	(2,261,800)	0.58
Options expired	-	-
Options exercised	(338,000)	0.56

Ending outstanding balance - December 31, 2004	61,752,100	0.60
Options granted	3,000,000	0.57	$0.57

Options forfeited	(5,126,800)	0.58
Options expired	-	-
Options exercised	(6,698,720)	0.49

Ending outstanding balance - December 31, 2005	52,926,580	0.60

The weighted average exercise price and remaining contractual life of the options outstanding as of December 31, 2005 are as follows:

	Outstanding Shares	Exercisable Shares	Weighted Average Remaining Life (Years)
Options with exercise price
$0.49	21,360,900	10,399,800	7.0
$0.64	5,162,680	2,009,800	7.6
$0.69	23,553,000	-	8.5
$0.57	2,850,000	-	9.4

	52,926,580	12,409,600

The 2002 option plan is accounted for as a variable plan, as a result of a provision in the plan which would require an adjustment of the exercise price in accordance with a prescribed formula based on occurrence of certain future events. Accordingly, no adjustment is required for purposes of the pro forma compensation expense calculated in accordance with U.S. SFAS No. 123 for these options.

The fair value of the 2004 and 2005 option plan issued was determined using a Black-Scholes option pricing model with the following assumptions:

	2004	2005

Risk-free interest rate	2.50%	1.80%
Expected life	5 years	5 years
Expected dividend	3.00%	3.00%
Expected volatility	59%	59%

For purposes of pro forma disclosure, the estimated fair values of the options are amortized to expense ratably over the option vesting periods. Had the Company recorded compensation costs based on the estimated grant date fair value, as defined by U.S. SFAS No. 123, the Company’s net income (loss) would have been reduced to the pro forma amounts below (EPS in U.S. dollars).

	2003	2004	2005

Net income (loss) based on U.S. GAAP	$(3,491)	$17,890	$(35,446)
Stock-based compensation expense (net of related tax effect)
from the Company	(12,681)	(13,998)	(10,525)
from ASE Inc.	-	(836)	(1,660)

Pro forma net income (loss)	$(16,172)	$3,056	$(47,631)

Basic EPS
As reported	$(0.04)	$0.18	$(0.35)

Pro forma	$(0.16)	$0.03	$(0.48)

Diluted EPS
As reported	$(0.04)	$0.18	$(0.35)

Pro forma	$(0.16)	$0.03	$(0.48)

The pro forma amounts reflect compensation expense related to option grants under the 1999, 2000 and 2004 Option Plans of the Company and 2004 Option Plan of ASE Inc. In future years, the annual compensation expense may increase relative to the fair value of the options granted and vested in those future years.

f.	According to U.S. SFAS No. 130 “Reporting Comprehensive Income”, the statements of comprehensive income (loss) for the years ended December 31, 2003, 2004 and 2005 are present below:

	2003	2004	2005

Net income (loss) based on U.S. GAAP	$(3,491)	$17,890	$(35,446)
Translation adjustment on subsidiaries	8,226	22,976	(5,780)
Unrecognized pension cost	(646)	646	-
Unrealized holding gain of long-term investments	211	400	-

Comprehensive income (loss)	$4,300	$41,912	$(41,226)

g.	Goodwill

As of January 1, 2002, the Company adopted U.S. SFAS No. 142, “Goodwill and Other Intangible Assets’’, which requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis. In conjunction with the implementation of U.S. SFAS No. 142, the Company completed a goodwill impairment review as of January 1, 2002 using a fair-value based approach in accordance with the provision of the standard and found no impairment. Based on acquisitions completed as of June 30, 2001, application of the goodwill non-amortization provisions resulted in a decrease in amortization of approximately $10,105 thousand and $4,966 thousand for 2004 and 2005 respectively. The Company performed its annual goodwill impairment test on December 31, 2005 and found no impairment. As of December 31, 2005, the Company had $40,927 thousand of goodwill.