Form 20-F
period 2006-12-31
ASE TEST LTD
filed 2007-06-25
CIK 1014838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-28522
ASE TEST LIMITED
(Exact Name of Registrant as Specified in Its Charter)
NOT APPLICABLE
(Translation of Registrant’s Name into English)
REPUBLIC OF SINGAPORE
(Jurisdiction of Incorporation or Organization)
(Company Registration No. 199508552K
under Section 144(1A) of
the Singapore Companies Act)
10 WEST FIFTH STREET
NANTZE EXPORT PROCESSING ZONE
KAOHSIUNG, TAIWAN
REPUBLIC OF CHINA
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class Ordinary Shares	Name of Each Exchange on which Registered The Nasdaq Global Market*
*Ordinary Shares are traded on the Nasdaq Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the  close of the period covered by the annual report:

100,138,232 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ___  No  Ö

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ___  No  Ö

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  Ö   No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ___	Accelerated filer Ö	Non-accelerated filer ___

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ___  Item 18  Ö

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___  No  Ö

i

ii

USE OF CERTAIN TERMS

All references herein to (i) “ASE Test,” the “Company,” “we,” “us” or “our” are to ASE Test Limited and, unless the context requires otherwise, its subsidiaries, (ii) “ASE Group” are to Advanced Semiconductor Engineering, Inc. (“ASE Inc.”) and its subsidiaries and affiliates, (iii) “ASE Test Taiwan” are to ASE Test, Inc., a company incorporated under the laws of the Republic of China (“ROC”), (iv) “ASE Test Malaysia” are to ASE Electronics (M) Sdn. Bhd., a company incorporated under the laws of Malaysia, (v) “ISE Labs” are to ISE Labs, Inc., a corporation incorporated under the laws of the State of California, U.S.A., (vi) “ASE Chung Li” are to ASE (Chung Li) Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004, (vii) “ASE Korea” are to ASE (Korea) Inc., a company incorporated under the laws of the Republic of Korea (“South Korea”), (viii) “ASE Material” are to ASE Material Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004, (ix) “ASE Electronics” are to ASE Electronics Inc., a company incorporated under the laws of the ROC, (x) “U.S. dollars,” “US$” or “$” are to the currency of the United States, (xi) “NT dollars” or “NT$” are to the currency of the ROC, (xii) “RM” are to the currency of Malaysia, (xiii) “S$” are to the currency of Singapore, (xiv) “JP¥” are to the currency of Japan, (xv) “EUR” are to the currency of the European Union and (xvi) “SEC” are to the U.S. Securities and Exchange Commission.  On May 31, 2007, the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York was NT$33.09 = US$1.00.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report.  We were not involved in the preparation of these projections.  The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this annual report.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor testing and packaging services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new testing technologies in order to remain competitive; our ability to maintain a high capacity utilization rate relative to our fixed costs; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the People’s Republic of China, or the PRC; general economic and political conditions; possible disruptions in commercial activities caused by natural and human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see “Item 3.  Key Information––Risk Factors.”

PART I

Item 1.  Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

Not applicable.

Item 3.  Key Information.

SELECTED FINANCIAL DATA

The selected consolidated income statement data and cash flow data for the years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 set forth below are derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements. The selected consolidated income statement data and cash flow data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 set forth below are derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the ROC, or ROC GAAP, which differ in certain material respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. See note 24 to our consolidated financial statements included in this annual report for a description of the significant differences between ROC GAAP and U.S. GAAP for the periods covered by these consolidated financial statements.  In October 2005, we disposed of our camera module assembly operations in Malaysia. Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of our camera module assembly operations as discontinued operations. Information from our consolidated statements of cash flows was appropriately not adjusted.  Because we commenced our camera module assembly operations in 2003, no reclassification for periods prior to 2003 is required.  See “Item 5. Operating and Financial Review and Prospects – Operating Results and Trend Information – Discontinued Operations.”

	Year Ended and as of December 31,
	2002		2003	2004	2005	2006
	(in thousands, except shares, per share data, operating data and percentages)
Consolidated Statement of Income Data: ROC GAAP:
Net revenues	$301,962		$345,660	$427,763	$420,929	$517,706
Cost of revenues	280,573		283,135	340,663	330,786	322,654
Gross profit	21,389		62,525	87,100	90,143	195,052
Operating expenses:
Selling, general and administrative(1)	33,582		37,502	43,762	46,160	42,080
Research and development	18,342		19,513	23,223	24,993	20,714
Goodwill amortization(2)	10,105		10,105	10,105	4,966	—
Income (loss) from operations	(40,640)		(4,595)	10,010	14,024	132,258
Non-operating income (expense):
Interest, net	(14,396)		(12,614)	(6,187)	(11,146)	(9,796)
Equity in earnings (loss) of equity method investees(3)	(1,496)		4,259	9,844	6,637	18,005
Impairment of long-lived assets	(35,321	)(4)	—	—	—	—
Impairment of goodwill	—		—	(26,500)	—	—
Gain (loss) on valuation of financial assets, net (5)	—		—	314	685	(961)
Loss on valuation of financial liabilities, net (5)	—		—	—	—	(770)
Foreign exchange gain (loss), net (5)	(1,169)		(795)	(139)	703	294
Gain on insurance settlement and impairment recovery	—		—	—	—	32,145
Loss on fire damage	—		—	—	(51,224)	—
Other, net	1,511		674	(380)	(3,465)	(7,839)
Income (loss) from continuing operations before income tax	(91,511)		(13,071)	(13,038)	(43,786)	163,336
Income tax expense (benefit)	(10,243)		(6,009)	(21,209)	2,537	12,567
Discontinued operations(6)	—		5,750	16,968	10,839	—
Extraordinary loss	—		(2,203)	—	—	—
Net income (loss)	$(81,268)		$(3,515)	$25,139	$(35,484)	$150,769
Earnings (loss) per share:
Basic	$(0.82)		$(0.04)	$0.25	$(0.35)	$1.51
Diluted	$(0.82)		$(0.04)	$0.25	$(0.35)	$1.50
Income (loss) from operations per share	$(0.41)		$(0.05)	$0.10	$0.14	$1.32
Income (loss) from continuing operations	$(81,268)		$(7,062)	$8,171	$(46,323)	$150,769
Income (loss) from continuing operations per share	$(0.82)		$(0.08)	$0.08	$(0.46)	$1.51
Shares used in earnings per share calculation:
Basic	98,600,205		99,110,225	100,037,524	100,059,031	100,081,418
Diluted	98,600,205		99,110,225	100,111,113	100,059,031	100,338,261
U.S. GAAP:
Net revenues	$301,962		$345,660	$427,763	$420,929	$517,706
Cost of revenues	281,006		290,020	342,394	335,155	335,943
Gross profit	20,956		55,640	85,369	85,774	181,763
Operating expenses (8)	87,238		61,722	109,456 (7)	123,931	69,972
Income (loss) from operations(8)	(66,282)		(6,082)	(24,087)	(38,157)	111,791
Non-operating income (expense)(8)	(17,286)		(9,168)	3,800	(5,591)	25,437
Income (loss) from continuing operations before income taxes	(83,568)		(15,250)	(20,287)	(43,748)	137,228
Income tax expense (benefit)	(10,243)		(6,009)	(21,209)	2,537	20,291
Discontinued operations(6)	—		5,750	16,968	10,839	—
Cumulative effect of change in accounting principles(9)	—		—	––	––	381
Net income (loss)	$(73,325)		$(3,491)	$17,890	$(35,446)	$117,318
Earnings (loss) per share:
Basic	$(0.74)		$(0.04)	$0.18	$(0.35)	$1.17
Diluted	$(0.74)		$(0.04)	$0.18	$(0.35)	$1.17

	Year Ended and as of December 31,
	2002	2003	2004	2005	2006
	(in thousands, except shares, per share data, operating data and percentages)
Consolidated Statement of Income Data: U.S. GAAP:
Shares used in earnings per share calculation:
Basic	98,600,205	99,110,225	100,037,524	100,059,031	100,081,418
Diluted	98,600,205	99,110,225	100,111,113	100,059,031	100,234,402

Consolidated Balance Sheet Data:
ROC GAAP:
Current assets	$203,124	$209,683	$227,026	$285,487	$305,554
Long-term investments	93,702	104,021	133,699	140,225	281,830
Property, plant and equipment, net	529,958	570,580	634,796	430,079	389,435
Total assets	926,499	978,047	1,083,109	940,339	1,044,428
Current liabilities	138,690	176,880	201,884	128,219	102,716
Long-term debts	244,271	248,028	273,020	245,303	85,706
Total liabilities	387,560	432,060	483,518	382,134	201,300
Capital stock	24,767	24,887	25,015	25,015	25,035
Cash dividend on ordinary shares	—	—	—	—	—
Shareholders’ equity	538,939	545,987	599,591	558,205	843,128

U.S. GAAP:
Current assets	$203,124	$209,683	$227,026	$285,487	$305,554
Long-term investments	94,050	104,717	53,381	60,366	78,371
Property, plant and equipment	528,363	568,552	632,289	427,005	380,863
Total assets	935,357	996,762	1,015,599	877,687	844,990
Current liabilities	138,690	179,083	206,660	128,228	111,506
Long-term debts	244,271	248,028	273,020	245,303	85,706
Total liabilities and minority interest	387,660	434,263	488,389	382,231	211,879
Shareholders’ equity	547,697	562,499	527,210	495,456	633,111

Consolidated Statement of Cash Flow Data: ROC GAAP:
Depreciation and amortization	$154,251	$142,377	$164,908	$154,302	$120,638
Acquisition of property, plant and equipment	126,009	171,271	210,656	47,875	87,408
Net cash provided by operating activities	103,900	134,665	153,712	170,064	252,775
Net cash provided by (used in) investing activities	(131,547)	(156,585)	(253,621)	13,779	(121,596)
Net cash provided by (used in) financing activities	38,711	(24,041)	69,375	(84,447)	(184,387)
Net cash inflow (outflow)	12,763	(47,879)	(31,460)	98,722	(48,496)

Segment Net Revenues:
Testing	$214,331	$257,490	$343,116	$346,639	$423,341
Packaging	87,631	88,170	84,647	74,290	94,365
Percentage of Net Revenues:
Testing	71.0%	74.5%	80.2%	82.4%	81.8%
Packaging	29.0%	25.5%	19.8%	17.6%	18.2%

Operating Data:
Gross margin	7.1%	18.1%	20.4%	21.4%	37.7%
Operating margin	(13.5)%	(1.3)%	2.4%	3.3%	25.5%
ROC GAAP net margin	(26.9)%	(1.0)%	5.9%	(8.4)%	29.1%
U.S. GAAP net margin	(24.3)%	(1.0)%	4.2%	(8.4)%	22.7%

(1)	Includes selling expenses and general and administrative expenses, but excludes goodwill amortization.
(2)
Included in general and administrative expenses in our consolidated financial statements. See “Item 5.  Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies—Goodwill.”

(3)
Includes investment income (loss) from ASE Korea, a wholly owned subsidiary of ASE Investment (Labuan) of which we hold 30.0%, and prior to their merger into ASE Inc. on August 1, 2004, ASE Chung Li and ASE Material.

(4)
This impairment loss related to long-lived assets of $35.3 million has been reclassified from operating expense to non-operating income (expense) to conform to the current year’s presentation. See “Item 5.  Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies—Realizability of Long-Lived Assets.”

(5)
As a result of our adoption of the ROC Statement of Financial Accounting Standards, or ROC SFAS, No. 34 “Financial Instruments: Recognition and Measurement,” and ROC SFAS No. 36, “Financial Instruments: Disclosure and Presentation,” the balances in 2004 and 2005 were reclassified to be consistent with the classification used in our consolidated financial statements for 2006. Balances in 2002 and 2003 were not reclassified accordingly. See note 3 to our consolidated financial statements included in this annual report.

(6)
Amount for 2005 includes income from discontinued operations of $3.9 million and gain on disposal of discontinued operations of $6.9 million in 2005, both of which are net of income tax expense.  In October 2005, we disposed of our camera module assembly operations in Malaysia. Such operations were formerly classified as part of our packaging operations. Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of our camera module assembly operations as discontinued operations. Information from our consolidated statements of cash flows was appropriately not adjusted.  Because we commenced our camera module assembly operations in 2003, no reclassification for periods prior to 2003 is required.  See  “Item 5. Operating and Financial Review and Prospects – Operating Results and Trend Information – Discontinued Operations.”

(7)	Includes impairment of goodwill. See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies—Goodwill.”
(8)
Loss of $52.0 million from the fire at our production lines in Chung Li, Taiwan in May 2005, originally classified as non-operating income (expense) under U.S. GAAP, was reclassified as income (loss) from operations under U.S. GAAP.

(9)	Represents the cumulative effect of our adoption of U.S. SFAS No. 123R “Share-Based Payment.” See note 24 to our consolidated financial statements included in this annual report.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

Risks Relating to Our Business

Since we are dependent on the highly cyclical semiconductor industry and conditions in the markets for the end-use applications of our products, our revenues and net income may fluctuate significantly.

Our semiconductor testing and packaging business is affected by market conditions in the highly cyclical semiconductor industry. All of our customers operate in this industry, and variations in order levels from our customers and service fee rates may result in volatility in our revenues and net income. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns. As our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and packaging services, any future downturn in the semiconductor industry would reduce demand for our services. For example, in the fourth quarter of 2000, a worldwide downturn resulted in a significant deterioration in the average selling prices of, as well as demand for, our services in 2001 and adversely affected our operating results in 2001.  Although the modest recovery in the semiconductor industry, evident in 2002 and 2003, strengthened in 2004, 2005 and 2006, we expect market conditions to continue to exert downward pressure on the average selling prices for our testing and packaging services.  If we cannot reduce our costs or adjust our product mix to sufficiently offset any decline in average selling prices, our profitability will suffer and we may incur losses.

Market conditions in the semiconductor industry depend to a large degree on conditions in the markets for the end-use applications of semiconductor products, such as communications, personal computer and consumer electronics products. In 2004, 2005 and 2006, the substantial majority of our sales was attributable to the testing and packaging of semiconductors used in communications, personal computer and consumer electronics products. These industries are subject to intense competition and significant shifts in demand which could put pricing pressure on our testing and packaging services and adversely affect our revenues and net income.

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

The semiconductor testing and packaging markets are very competitive. We face competition from a number of sources, including other independent semiconductor testing and packaging companies, especially those that offer turnkey testing and packaging services. We believe that the principal competitive factors in the testing and packaging market are:

•	the ability to provide total solutions to our customers;

•	technological expertise;

•	the range of testing platforms and package types available;

•	testing program development capability;

•	the ability to work closely with customers at the product development stage;

•	responsiveness and flexibility;

•	production cycle time;

•	capacity;

•	production yield; and

•	price.

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

Our operating results have varied significantly from period to period and may continue to vary in the future. Downward fluctuations in our operating results may result in decreases in the market price of our shares. Among the more important factors affecting our quarterly and annual operating results are the following:

•	changes in general economic and business conditions, particularly given the cyclical nature of the semiconductor industry and the markets served by our customers;

•	our ability to quickly adjust to unanticipated declines or shortfalls in demand and market prices for our testing and packaging services, due to our high percentage of fixed costs;

•	changes in prices for our testing and packaging services;

•	volume of orders relative to our testing and packaging capacity;

•	timing of capital expenditures in anticipation of future orders;

•	changes in costs and availability of raw materials, equipment and labor; and

•	earthquakes, drought, epidemics and other natural disasters, as well as industrial and other incidents such as fires and power outages.

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

Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses in connection with previous acquisitions of testing and packaging equipment and facilities.  Our profitability depends not only on pricing levels for our services, but also on utilization rates for our testing and packaging equipment, commonly referred to as “capacity utilization rates.”  In particular, increases or decreases in our capacity utilization rates can significantly affect gross margins since the unit cost of testing and packaging services generally decreases as fixed costs are allocated over a larger number of units.  In periods of low demand, we experience relatively low capacity utilization rates in our operations, which leads to reduced margins.  During 2001, we experienced lower than anticipated utilization rates in our operations due to a significant decline in worldwide demand for our testing and packaging services, which resulted in reduced margins during that period.  Although our capacity utilization rates have improved, we cannot assure you that we will be able to maintain or surpass our past gross margin levels if we cannot consistently achieve or maintain relatively high capacity utilization rates.

Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.

Our capital requirements are difficult to plan in our highly cyclical and rapidly changing industry. We will need capital to fund the expansion of our facilities as well as fund our research and development activities in order to remain competitive. We believe that our existing cash, marketable securities, expected cash flow from operations and existing credit lines under our short-term loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next twelve months. However, future capacity expansions or market or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by semiconductor companies; and

•	economic, political and other conditions in Taiwan and elsewhere.

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

The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. As an accelerated filer, this requirement for such attestation report is effective for us for our annual report on Form 20-F for the year ended December 31, 2007. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it identifies a material weakness in our controls related to how they are documented, designed, operated or reviewed. Furthermore, during the course of the evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our shares. Furthermore, we incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

If we are unable to obtain additional testing and packaging equipment or facilities in a timely manner and at a reasonable cost, our competitiveness and future profitability may be adversely affected.

The semiconductor testing and packaging businesses are capital-intensive and require significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor testing and packaging equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain a significant amount of such equipment from a limited number of suppliers, including, in the case of testers, Verigy Ltd., Teradyne, Inc., Credence Systems Corporation, LTX Corporation and, in the case of wire bonders, Kulicke & Soffa Industries Inc.  In the case of handlers, we purchase equipment from Seiko Epson and, in the case of probers, we purchase equipment from Tokyo Electron Limited. From time to time we have also leased certain equipment and have in the past three years increased the amount of equipment we lease. See “Item 5.  Operating and Financial Review and Prospects—Operating Results and Trend Information—Cost of Revenues.” We have no binding supply agreements with any of our suppliers and acquire our testing and packaging equipment on a purchase order basis, which exposes us to changing market conditions and other substantial risks. For example, shortages of capital equipment could result in an increase in the price of equipment and longer delivery times. Semiconductor testing and packaging also require us to operate sizeable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers’ orders, which could adversely affect our growth prospects as well as financial condition and results of operations.  See “Item 4.  Information on the Company—Business Overview—Equipment.”

Fluctuations in exchange rates could result in foreign exchange losses.

Currently, the majority of our revenues from testing and packaging services is denominated in U.S. dollars and NT dollars. Our cost of revenues and operating expenses associated with testing and packaging services, on the other hand, are incurred in several currencies, primarily in NT dollars, U.S. dollars, Malaysian ringgit and Singapore dollars, as well as, to a lesser extent, Japanese yen. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing and packaging equipment, has been, and is expected to continue to be, denominated in U.S. dollars with much of the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar, the Malaysian ringgit and the Japanese yen, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rate Risk.”

The loss of a large customer or disruption of our strategic alliance or other commercial arrangements with semiconductor foundries and providers of other complementary semiconductor manufacturing services may result in a decline in our revenues and profitability.

Although we have over 200 customers, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period due in part to the concentration of market share in the semiconductor industry. Our five largest customers together accounted for approximately 30%, 32% and 32% of our net revenues in 2004, 2005 and 2006, respectively. There has been significant variation in the composition of our largest five customers over time. No customer accounted for more than 10% of our net revenues in 2004, 2005 or 2006. This variation is due primarily to the high level of competition in the semiconductor industry in which our customers operate. The demand for our services from a customer is directly dependent upon that customer’s level of business activity, which could vary significantly from year to year. Our key customers typically operate in the cyclical semiconductor business and, in the past, have varied, and may in the future vary, order levels significantly from period to period. Some of these companies are relatively small, have limited operating histories and financial resources and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in past periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders could adversely affect our revenues and profitability. In addition, during cyclical market downturns, we have in the past reduced, and may in the future reduce, our prices to limit the level of order cancellations. Any price reduction would likely reduce our margins and profitability.

Our strategic alliance with TSMC, currently the world’s largest dedicated semiconductor foundry, and ASE Inc., as well as ASE Inc.’s and our other commercial arrangements with providers of complementary semiconductor manufacturing services, enable us, in conjunction with ASE Inc., to offer total semiconductor manufacturing solutions to our customers. This strategic alliance and any of our other commercial arrangements may be terminated at any time.  A termination of this strategic alliance and other commercial arrangements, and our failure to enter into substantially similar alliances and commercial arrangements, may adversely affect our competitiveness and our revenues and profitability.

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

ASE Inc., our controlling shareholder, is principally engaged in the semiconductor packaging business. ASE Inc. is also engaged in the semiconductor testing business through its 50.9% shareholding in our company and otherwise. ASE Inc. does not, under Singapore law, owe any fiduciary obligation to our minority shareholders. ASE Inc. is in a position to control actions that require shareholders’ approval by ordinary resolution, including the timing and payment of dividends and the election of our entire board of directors.  In addition, some members of our board of directors are employed by, or serve as directors of, companies within the ASE Group, and our Chairman and five other directors hold similar positions at ASE Inc. Accordingly, ASE Inc. or its affiliates may take actions that are not in our or our other shareholders’ best interest.

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

The ownership by ASE Inc. of a substantial percentage of our outstanding shares and ASE Inc.’s affiliation with members of our board of directors may have the effect of:

•	delaying, deferring or preventing a change in who controls us;

•	discouraging bids for our shares at a premium over the market price; and

•	adversely affecting the market price of our shares.

Our revenues and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at a reasonable price.

Our packaging operations require that we obtain adequate supplies of raw materials on a timely basis. Shortages in the supply of raw materials experienced by the semiconductor industry have in the past resulted in occasional price increases and delivery delays. For example, in 1999 and the first half of 2000, the industry experienced a shortage in the supply of advanced substrates used in ball grid array, or BGA, packaging. Raw materials such as advanced substrates are prone to supply shortages since such materials are produced by a limited number of suppliers such as Phoenix Precision Technology Corporation, Kinsus Interconnect Technology Corporation, SMI Electronic Devices Inc., Nanya Printed Circuit Board Corporation and Daeduck Electronics Technology Co. Ltd. ASE Electronics Inc., a wholly-owned subsidiary of ASE Inc. that now operates ASE Inc.’s interconnect materials business formerly operated by ASE Material prior to the merger of ASE Material with and into ASE Inc. in August 2004, and ASE (Shanghai) Inc., a wholly-owned subsidiary of ASE, have improved ASE Inc.’s and our ability to obtain advanced substrates on a timely basis and at a reasonable cost. However, we do not expect ASE Inc.’s in-house interconnect materials operations to be able to meet all of our interconnect materials requirements.  Consequently, we will remain dependent on market supply and demand for our raw materials. We cannot guarantee that we will not experience shortages in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner or at a reasonable price.  Our revenues and net income could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

Any environmental claims or failure to comply with any present or future environmental regulations, as well as any fire or other industrial accident, may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.

We are subject to a various laws and regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our packaging process. Although we have not suffered material environmental claims in the past, the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations. New regulations could require us to acquire costly equipment or to incur other significant expenses that we may not be able to pass on to our customers. See “Item 4. Information on the Company – Business Overview –Raw Materials.”  Additionally, any failure on our part to control the use, or adequately restrict the discharge, of hazardous substances could subject us to future liabilities that may have a material adverse effect on our financial condition and results of operations.

Any impairment charges may have a material adverse effect on our net income.

Under ROC GAAP and U.S. GAAP, we are required to evaluate our long-lived assets, including equipment and goodwill, for possible impairment at least annually or whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge.

With respect to long-lived assets, we did not recognize any impairment charges with regards to equipment for the years ended December 31, 2004 and 2006. In 2005, we recognized a loss of $52.0 million on damage to our property, plant and equipment caused by a fire at our production lines in Chung Li, Taiwan.  In 2006, we reversed $5.6 million of the impairment loss recognized in 2005 under ROC GAAP due to an increase in the estimated service potential of the relevant assets.  Reversal of the amount is not allowed under U.S. GAAP. See note 24 to our consolidated financial statements for reconciliation of the differences in the cost basis of the damaged machinery and associated depreciation expense. With respect to goodwill, in 2004, we recognized an impairment charge of $26.5 million under ROC GAAP and $41.5 million under U.S. GAAP. We did not recognize any goodwill impairment in 2005 and 2006.  As of December 31, 2006, goodwill under ROC GAAP and U.S. GAAP amounted to $20.6 million and $40.9 million, respectively.   See “Item 5. Operating and Financial Review and Prospects – Operating Results and Trend Information – Critical Accounting Policies – Realizability of Long-Lived Assets,” “Item 5. Operating and Financial Review and Prospects – Operating Results and Trend Information – Critical Accounting Policies – Goodwill” and “Item 5. Operating and Financial Review and Prospects – Operating Results and Trend Information – Goodwill Amortization under ROC GAAP.”

We are unable to estimate the extent and timing of any impairment charges for long-lived assets or goodwill for future years under ROC GAAP or under a reconciliation with U.S. GAAP, and we cannot give any assurance that impairment charges will not be required in periods subsequent to December 31, 2006. Any impairment charge may have a material adverse effect on our net income.  The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period in which our operating results and outlook are otherwise already depressed.

Risks Relating to Countries in Which We Conduct Operations

Adverse economic conditions in Asia could negatively affect our business, financial condition and results of operations.

Our current testing and packaging facilities are located in Taiwan, Malaysia, the United States and Singapore. Our affiliated company, ASE Korea, has operations in South Korea. Furthermore, our customers are located in North America, Europe and Asia. As a result, our business is subject to various risks beyond our control, such as the instability of economies and governments, as well as changes in laws and policies affecting trade and investment, including foreign exchange controls.

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

Furthermore, economies of the countries in Asia, including Malaysia and Taiwan, have in the past been adversely affected by prolonged inflation, drastic increases in interest rates, widespread failures of financial institutions, political instabilities and other factors in the region. If this were to occur in any future period, our liquidity, financial condition and results of operations could be materially and adversely affected. Adverse economic conditions in the region could result in reduced availability of credit and other financing sources and, as a result, ASE Test Malaysia, ASE Test Taiwan and our other subsidiaries would have to rely more heavily on us for funding.  In addition, any adverse economic development in the region, if prolonged, could result in lower demand for, and exert further pressures on the prices of, the services and products provided by companies in the region, including us.

Strained relations between the ROC and the PRC could negatively affect our business and the market value of our shares.

Our principal executive offices and our principal testing facilities are located in Taiwan and approximately 61.4% of our net revenues in 2006 was derived from our operations in Taiwan. The ROC has a unique international political status. The government of the PRC asserts sovereignty over all of China, including Taiwan and does not recognize the legitimacy of the ROC government. Although significant economic and cultural relations have been established in recent years between the ROC and the PRC, relations have often been strained and the PRC government has indicated that it may use military force to gain control over Taiwan in some circumstances, such as the declaration of independence by the ROC. Political uncertainty could adversely affect the prices of our shares. Relations between the ROC and the PRC and other factors affecting the political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our shares.

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

Our production facilities as well as many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected by an earthquake, a typhoon, a drought or any other natural disasters, or power outage or other industrial incidents, it could result in a decline in the demand for our packaging and testing services. If our suppliers or providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake, typhoon, drought, or other natural disaster in Taiwan or a power outage or other industrial incident could severely disrupt the normal operation of our business and have a material adverse effect on our financial condition and results of operations.

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

The market price of our shares and Taiwan depositary shares, also known as TDSs, representing our shares have been, and may continue to be, highly volatile and subject to wide fluctuations in response to:

•	quarterly variations in operating results;

•	changes in financial estimates by securities analysts; and

•	other events or factors.

In addition, the Nasdaq Global Market, on which our shares trade, has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies. These fluctuations have often been unrelated to the operating performance of such companies. The resulting volatility in the markets for our securities may cause the market price of our shares to fluctuate widely. Our TDSs are traded on the Taiwan Stock Exchange, which has often experienced greater fluctuations than the Nasdaq Global Market or other national stock exchanges or quotation systems in the United States. As a result, our TDSs generally experience greater price volatility than our shares.

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

The Singapore Code on Takeovers and Mergers, or the Code, contains provisions that may delay, deter or prevent a future takeover or change in control of our company. Anyone acquiring an interest, either on his or her own or together with parties acting in concert, in 30.0% or more of our voting shares may be required to extend a takeover offer for the remaining voting shares in accordance with the Code. A person holding between 30.0% and 50.0% (both inclusive) of our voting shares (either on his or her own or together with parties acting in concert) must also make a takeover offer if that person acquires more than 1.0% of our voting shares in any six-month period. In addition, the offeror must make an appropriate offer or proposal to holders of our securities which are convertible into non-voting shares and may also be required to make such offer to holders of securities of our subsidiaries, which are convertible into our shares. These provisions may discourage or prevent some types of transactions involving an actual or threatened change of control of our company. Our shareholders may therefore be disadvantaged because a transaction of that kind might otherwise provide an opportunity for our shareholders to sell shares at a price above the prevailing market price.

The Code provides that certain corporations, including but not limited to public companies incorporated in Singapore with a primary listing overseas, such as our company, may apply to the Securities Industry Council, or the SIC, in Singapore to waive the application of the Code to takeovers or changes in control of such corporations. In considering such waiver applications, the SIC will take into account, among other things, factors such as the number of shareholders of the relevant corporation in Singapore, the extent of trading in the shares of the relevant corporation in Singapore and the existence of protection available to shareholders of the relevant corporation in Singapore provided under any statute or code regulating take-overs and mergers outside Singapore. The grant of any waiver of the application of the Code is at the discretion of the SIC and no assurance can be given that an application made by our company to the SIC for a waiver of the application of the Code to takeovers or changes in control of our company will be successful. The grant of a waiver of the application of the Code may reduce the protection available to our shareholders in the event of a takeover or change of control of our company.

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

In June 1996, our shares were approved for quotation on the Nasdaq National Market in the United States, which was subsequently renamed as the Nasdaq Global Market in 2006.

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

ISE Labs

In May 1999, we acquired 70.0% of the outstanding shares of ISE Labs, a semiconductor testing company with its principal facilities located in Fremont and Santa Clara, California.  We subsequently increased our holding to 100.0% through purchases made in April, July and November 2000 and in January 2002.

ASE Chung Li and ASE Korea

In July 1999, we and our parent company, ASE Inc., jointly acquired Motorola’s semiconductor businesses in Chung Li, Taiwan and Paju, South Korea for the testing and packaging of semiconductors with principally communications, consumer and automotive applications.  We and ASE Inc. together acquired substantially all of the assets of ASE Chung Li and 100.0% of the outstanding shares of ASE Korea.  ASE Inc. acquired a 70.0% interest in each of the two businesses, and we acquired the remaining 30.0% interest.  This division of the investment reflected in part our estimate of the relative testing and packaging values at the facilities.  We and ASE Inc. hold our interests in ASE Korea through ASE Investment (Labuan).

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

The merger was consummated by means of a share exchange pursuant to which we, along with other respective shareholders, other than ASE Inc., of ASE Chung Li and ASE Material, received common shares of ASE Inc. in exchange for the common shares of each of ASE Chung Li and ASE Material. ASE Inc. issued 282,315,437 common shares in connection with the merger, representing approximately 7.9% of its outstanding shares as of October 28, 2003 before giving effect to such issuance.  Following the completion of this merger, our ownership interests in ASE Chung Li were reduced to zero.  See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

BUSINESS OVERVIEW

Introduction

We believe that we are one of the world’s largest independent semiconductor testing companies, providing a complete range of testing services, including:

•	front-end engineering testing at our facilities in Silicon Valley, California; Austin, Texas; and Taiwan;

•	final testing of complex, high-performance logic/mixed-signal semiconductors at our facilities in Taiwan, Malaysia, Singapore, Silicon Valley, California and Austin, Texas; and

•	turnkey services, which include drop shipment of tested and packaged semiconductors to end users designated by our customers.

In addition, we also provide a broad range of leadframe and laminate-based semiconductor packaging services, including ball grid array and low ball grid array, also called BGA and LBGA, respectively, quad flat packages, thin quad flat packages and low-profile quad flat packages, also called QFP, TQFP and LQFP, respectively, at our facilities in Malaysia.

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

We focus primarily on testing complex, high-performance logic/mixed-signal semiconductors and packaging advanced package types. In 2006, approximately 98.6% of our net testing revenues was derived from testing complex, high-performance logic/mixed-signal semiconductors and approximately 81.7% of our net packaging revenues was derived from packaging advanced substrate and leadframe-based packages. Semiconductors tested and packaged by us are used in diverse end-use markets, including communications, consumer electronic, personal computer and industrial products and other applications.

We believe that we are well positioned to meet the requirements of semiconductor companies worldwide for outsourced testing and packaging services across a diverse range of end-use applications because of:

•	our ability to provide a broad range of advanced semiconductor testing services;

•	our ability to offer, in conjunction with ASE Inc., a broad range of turnkey services, including advanced packaging services;

•	our scale of operations and financial position, which enable us to make significant investments in capacity expansion and research and development, as well as to make selective acquisitions;

•	our geographic presence in key centers of outsourced semiconductor and electronics manufacturing; and

•
our long-term relationships with providers of complementary semiconductor manufacturing services, including our strategic alliance, in conjunction with ASE Inc., with TSMC, currently the world’s largest dedicated semiconductor foundry.

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

The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns.  The Semiconductor Industry Association estimates that worldwide sales of semiconductors increased from approximately $51 billion in 1990 to approximately $249 billion in 2006.  The semiconductor industry experienced strong growth between 1992 and 1995 and between 1998 and 2000, with declines between 1996 and first half of 1997 as well as in 1998.  Starting from the fourth quarter of 2000, the semiconductor industry experienced a severe downturn due to a slowdown in the global economy, overcapacity in the semiconductor industry and worldwide inventory adjustment.  The semiconductor industry started to show signs of a modest recovery in 2002, primarily as a result of inventory replenishment and the introduction of new products. This modest recovery, evident in 2002 and 2003, strengthened in 2004, 2005 and 2006, according to Gartner Dataquest. We believe that the pattern of long-term growth and cyclical fluctuations will continue in the semiconductor industry.

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

The following table sets forth, for the periods indicated, our testing and packaging revenues as a percentage of net revenues.

	Year Ended December 31,(1)
	2004	2005	2006
	(percentage of net revenues)
Testing revenues	80.2%	82.4%	81.8%
Packaging revenues	19.8	17.6	18.2
Total net revenues	100.0%	100.0%	100.0%

(1)
Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of our camera module assembly operations as discontinued operations. “See Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Discontinued Operations.”

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

•
Customized Software Development.   Test engineers develop customized software to test the semiconductor on advanced testing equipment. Customized software developed on specific testing platforms is required to test the conformity of each particular semiconductor type to its unique functionality and specification.

•
Electrical Design Validation.   A prototype of the designed semiconductor is subjected to electrical tests using advanced test equipment and customized software. These tests assess whether the prototype semiconductor complies with a variety of different operating specifications, including functionality, frequency, voltage, current, timing and temperature range.

•
Reliability Analysis.   Reliability analysis is designed to assess the long-term reliability of the semiconductor and its suitability of use for intended applications. Reliability testing can include “burn-in” services, which electrically stress a device, usually at high temperature and voltage, for a period of time long enough to cause the failure of marginal devices.

•
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

•
Burn-in Testing.   Burn-in testing is the process of electrically stressing a device, usually at high temperature and voltage, for a period of time to simulate the continuous use of the device to determine whether this use would cause the failure of marginal devices;

•	Dry Pack. Dry pack is the process which involves heating semiconductors in order to remove moisture before packaging and shipping to customers; and

•	Tape and Reel. Tape and reel is the process which involves transferring semiconductors from a tray or tube into a tape-like carrier for shipment to customers.

The following table sets forth, for the periods indicated, the percentage of our net testing revenues accounted for by each type of testing service.

	Year Ended December 31,
	2004	2005	2006
	(percentage of net testing revenues)
Front-end engineering testing	5.1%	5.5%	7.2%
Wafer probing testing	30.4	25.3	28.0
Final testing	64.5	69.2	64.8
Total net testing revenues	100.0%	100.0%	100.0%

Packaging

At ASE Test Malaysia, we offer a broad range of semiconductor packages primarily using the surface-mount technology, or SMT, process. In the SMT process, the leads on semiconductors and other electronic components are soldered to the surface of the printed circuit board. Within our packaging product portfolio, we focus on the packaging of semiconductor package products for which there is expected to be strong demand, including high pin-count SMT packages, such as BGA, which are based on laminate substrate, and QFP and LQFP, both of which are based on leadframes. In addition to the more advanced SMT packages, we also offer packaging services using the older pin-through-hole technology, such as plastic dual in-line packages, or PDIP.

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

The following table sets forth our principal packaging products:

Package Format	Number of Leads	Description	End Use Applications
Ball Grid Array (BGA) /Low BGA (LBGA)	42-1,156
Designed for semiconductors which require the enhanced performance provided by BGA, including personal computer chipsets, graphic controllers and microprocessors, ASICs, digital signal processors, also called DSPs, and memory devices.

Cellular phones, pagers, wireless communications, DSPs, micro-controller applications, high-performance disk drives, industrial products, electronic games and automotive applications.

Quad Flat Package (QFP)/Thin QFP (TQFP) /Low QFP (LQFP)	32-240	Designed for advanced processors and controllers, ASICs and DSPs.
Multimedia applications, cellular phones, personal computers, automotive and industrial products, hard disk drives, communication boards such as ethernet, integrated services digital network, also called ISDN, and notebook computers.

Plastic Leaded Chip Carrier (PLCC)	20-84	Designed for applications that do not require low profile package with high density of interconnects.	Personal computers, scanners, electronic games and monitors.

Small Outline Plastic Package (SOP)/Thin SOP (TSOP)	16-48	Leadframe packages designed for memory devices including logic and analog devices, SRAM, DRAM, fast static RAM, also called FSRAM, and flash memory devices.
Consumer audio/video and entertainment products, cordless telephones, pagers, fax machines, printers, copiers, personal computer peripherals, automotive parts, telecommunications products, recordable optical disks and hard disk drives.

Plastic Dual In-line Package (PDIP)	8-20	Used in consumer electronic products.	Telephones, televisions, audio/video applications and computer peripherals.

Land Grid Array (LGA)	6-10	Designed for applications that require high electricity consumption and small package sizes.	Computer servers, cellular phones, network hubs and base stations.

Quad Flat Non-Leaded Package (QFN)	12-64	Designed for applications that require low profile packages and high electricity consumption.	Cellular phones, computer servers and audio/visual equipment.

Historically, we also offered module assembly services, which combine one or more packaged semiconductors with other components in an integrated module to enable increased functionality, typically using automated SMT machines and other machinery and equipment for system-level assembly.  Beginning in 2003, we provided our module assembly services at our facilities in Malaysia to a customer for the assembly of camera modules used in handsets. Revenues from such services decreased substantially in 2005 as our customer moved its camera module assembly in-house and we disposed of our camera module assembly operations in Malaysia in October 2005.  See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Discontinued Operations.”

The following table sets forth, for the periods indicated, the approximate percentage of our net packaging revenues accounted for by each principal type of packaging products or services.

	Year Ended December 31,
	2004	2005	2006
	(percentage of net packaging revenues)
Advanced substrate and leadframe-based packages(1)(2)	63.9%	71.1%	81.7%
Traditional leadframe-based packages(3)	31.2	13.5	9.6
Other	4.9	15.4	8.7
Total	100.0%	100.0%	100.0%

(1)
Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of our camera module assembly operations as discontinued operations. See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Discontinued Operations.”

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

Pricing

We price our front-end engineering testing services principally on the basis of hourly test rates and the cost of engineering resources. We price our final testing services principally on the basis of the amount of time, measured in CPU seconds, taken by the automated testing equipment, including testers and handlers, to execute the test programs that are specific to the customer’s products. The price per CPU second for each particular product is determined based on a number of factors, including:

•	the complexity of the product;

•	the number of functions tested;

•	the time required to test the product pursuant to the customer’s specifications;

•	the current market landscape of each testing platform;

•	labor costs;

•	the ability of the machine to parallel-test, which involves testing multiple semiconductors simultaneously; and

•	the cost of testers used to perform the testing services.

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

Equipment

Testing

Testing equipment is the most capital-intensive component of the testing process. As of April 30, 2007, we operated 752 testers, of which 208 were consigned by our customers and 52 were leased under operating leases. We generally seek to purchase and lease testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. We purchase testing equipment from major international manufacturers, including Verigy Ltd., Teradyne, Inc., Credence Systems Corporation, LTX Corporation, Seiko Epson and Tokyo Electron Limited. We lease testing equipment from CIT Group (Taiwan) Limited, Macquarie (Asia) Pte Ltd and GE International Inc. We may consider purchasing and leasing additional advanced testers depending on market demand for our testing services and the availability of testers.  Upon acquisition of new testing equipment, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testing equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends.  In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers and computer workstations for use in software development.  Each tester may be attached to a handler or prober.  Handlers attach to testers and transport individual packaged semiconductors to the tester interface.  Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

Test programs, which are the software that drives the testing of specific semiconductors, are written for specific devices under a specific testing platform. We often perform test program conversions that enable us to test semiconductors on multiple platforms. This portability between testers enables us to allocate semiconductors tested across our available test capabilities and thereby improve capacity utilization rates.  In certain cases, where a customer requires the testing of a semiconductor product that is not yet fully developed, the customer may provide computer workstations to us to test specific functions.  In certain cases, where a customer has specified testing equipment that was not widely applicable to other products which we test, we have required the customer to furnish the equipment on a consignment basis.

Packaging

The most important equipment used in the semiconductor packaging process is the wire bonder.  The number of wire bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. The wire bonders connect the input/output terminals on the silicon die using extremely fine gold wire to leads on leadframes or substrates. Typically, wire bonders may be used, with minor modifications, for the packaging of different products. We purchase our wire bonders principally from Kulicke & Soffa Industries Inc. As of April 30, 2007, we operated 382 wire bonders, of which 230 were fine pitch wire bonders. In addition to wire bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, die bonders, automated molding machines, laser markers, solder plates, pad printers, dejunkers, trimmers, formers, substrate saws and scanners.

Software Development and Engineering/Conversion Program

We work closely with our customers to provide sophisticated software engineering services, including test program development, conversion and optimization, and related hardware design. Generally, testing requires customized testing software and related hardware to be developed for each particular product. Software is often initially provided by the customer, and then converted by us at our facilities, for use on one or more of our machines and contains varying functionality depending on specified testing procedures. Once a conversion test program has been developed, we perform trial tests on the semiconductors. Customer feedback on the test results enables us to adjust the conversion test programs prior to actual testing. We also typically assist our customers in collecting and analyzing the test results, and recommend engineering solutions to improve their design and production process. We have developed proprietary software, which automatically generates codes for creating and converting testing programs, and have also developed software for parallel testing of logic semiconductors, and for converting programs from one equipment platform to another. See “Item 5. Operating and Financial Review and Prospects––Research and Development.” Our inability to successfully develop conversion software programs could materially and adversely affect our operating efficiencies. See “Item 3. Key Information––Risk Factors––Risks Relating to Our Business—The complexity of the semiconductor testing and packaging process increases the costs and production risks of our business.”

Seasonality

See “Item 5. Operating and Financial Review and Prospects––Operating Results and Trend Information––Consolidated Quarterly Results.”

Sales and Marketing

Sales and Marketing Offices

We maintain sales and marketing offices in the United States, Taiwan, Austria, Belgium, Germany, Korea, Malaysia and Japan.  Our sales staff at all of our sales and marketing offices often call on prospective customers with the sales staff of ASE Inc. We conduct marketing research through our customer service personnel and through our relationships with our customers and suppliers to keep abreast of market trends and developments. In placing orders with us, our customers specify which of our facilities these orders will go to. Our customers conduct separate qualification and correlation processes for each of our facilities that they use. See “––Qualification and Correlation by Customers.”

Sales and Customer Service Agents

Under commission agreements, ASE Test Taiwan and ASE Test Malaysia appointed Gardex, as the non-exclusive sales agent for their services and products worldwide. In 2004, 2005 and 2006, we paid $0.8 million, $1.3 million and $1.6 million, respectively, in commissions to Gardex. We terminated our commission agreement with Gardex on January 1, 2007.

Before ASE Inc. acquired ASE (U.S.) Inc. in July 2004, ASE (U.S.) Inc. was our non-exclusive agent to provide customer service and after-sales support to customers in Europe and North America. In July 2004, ASE Inc., through its subsidiary J&R Holding Limited, purchased all of the outstanding shares of ASE (U.S.) Inc. We continue to pay ASE (U.S.) Inc. a monthly fee based on its monthly services, associated costs and expenses plus a commission set by reference to the lower of a percentage of sales or a fixed fee. In 2004, 2005 and 2006, we paid $7.0 million, $7.7 million and $5.0 million, respectively, in fees and service charges to ASE (U.S.) Inc.

Customers

We believe that our advanced testing and packaging technologies, focus on complex, high-performance products and reputation for high quality and reliable services have been, and will continue to be, important factors in attracting and retaining customers. Our global base of over 200 customers includes leading semiconductor companies across a wide range of end-use applications, including:

•	Altera Corporation	•	MediaTek Inc.
•	ATI Technologies, Inc.	•	Microsoft Corp.
•	ATMEL Corporation	•	NVIDIA Corporation
•	Avago Technologies Limited	•	NXP Semiconductors (formerly the semiconductor operations of Philips Semiconductors Inc.)
•	Cambridge Silicon Radio Limited	•	Qualcomm Incorporated
•	Conexant Systems, Inc.	•	Silicon Integrated Systems Corp.
•	DSP Group, Inc.	•	Silicon Image, Inc.
•	Infineon Technologies AG	•	STMicroelectronics N.V.
•	Lattice Semiconductor Corp.	•	VIA Technologies, Inc.
•	Legerity Corporation	•	Zoran Corporation
•	Marvell Technology Group

Our five largest customers together accounted for approximately 30%, 32% and 32% of our net revenues in 2004, 2005 and 2006 respectively. There has been significant variation in the composition of our largest five customers over time, and as a result, we have been less dependent on any particular customer over time. No customer accounted for more than 10% of our net revenues in 2004, 2005 or 2006. We test and package for our customers a wide range of semiconductors with diverse end-use applications in the communication, personal computer, consumer electronic and industrial sectors.

The following table sets forth, for the periods indicated, our net revenues categorized by the principal end-use applications of the semiconductors that we tested and packaged and the modules that we assembled as a percentage of our net revenues.

	Year Ended December 31,
	2004	2005	2006
	(percentage of net revenues)
Communications	42.8%	42.1%	43.6%
Personal computers	26.6	29.9	27.9
Consumer electronics/industrial/automotive	24.5	25.2	27.4
Other	6.1	2.8	1.1
Total net revenues	100.0%	100.0%	100.0%

We categorize our net testing and packaging revenues based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown of our net revenues, categorized by geographic regions.

	Year Ended December 31,
	2004	2005	2006
	(percentage of net revenues)
North America	55.1%	61.8%	62.0%
Asia	35.7	24.8	22.1
Europe	9.2	13.4	15.9
Total net revenues	100.0%	100.0%	100.0%

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

Our testing facilities in Taiwan have also been certified to be in compliance with OHSAS 18001:1999, a set of standards designed upon collaboration with occupational health and safety experts and now offered by many certification organizations as an indication of compliance with certain standards for occupational health and safety. Our testing facilities in Taiwan and our testing and packaging facilities in Malaysia have been certified as a “Sony Green Partner,” which indicates our compliance with the “Sony Green Package” standard requirements.

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

•	the ability to provide total solutions to our customers;

•	technological expertise;

•	the range of testing platforms and package types available;

•	software conversion program capability;

•	the ability to work closely with customers at the product development stage;

•	responsiveness and flexibility;

•	production cycle time;

•	capacity;

•	production yield; and

•	price.

In packaging services, we primarily compete on the basis of:

•	production yield;

•	production cycle time;

•	process technology;

•	quality of service;

•	capacity;

•	location;

•	range and quality of packaging types available; and

•	price.

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

ASE Test Malaysia operates under two licenses obtained from the Malaysian Industrial Development Authority and issued by the Ministry of International Trade and Industry of Malaysia.  Some of the terms of the licenses are:

•	ASE Test Malaysia’s shares that are held by non-citizens of Malaysia cannot be sold without the prior written consent of the Ministry of International Trade and Industry;

•	ASE Test Malaysia must recruit and train Malaysian citizens in a manner that reflects the multiracial composition of Malaysia for all levels of occupational classification;

•
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

•	ASE Test Malaysia must obtain the prior written consent of the Ministry of International Trade and Industry before executing any agreements relating to technology transfers with foreigners;

•
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

•	One of the licenses requires that ASE Test Malaysia must export a minimum of 85% of its production;

•
ASE Test Malaysia should use its best efforts to appoint Malaysian citizens to its board of directors and should inform the Ministry of International Trade and Industry on any appointment or change in its board of directors;

•	ASE Test Malaysia should use its best endeavors to utilize the services of Malaysian-owned companies and enterprises in the context of the New Economic Policy of Malaysia; and

•	The products of ASE Test Malaysia should attain a standard acceptable to the Malaysian government.

Raw Materials

Semiconductor testing requires minimal raw materials. Substantially all of the raw materials used in our packaging processes are interconnect materials such as leadframes and substrates, gold wire and molding compound. Raw material costs as a percentage of our net revenues were 8.9%, 8.6% and 8.5% in 2004, 2005 and 2006, respectively.

As a result of the “Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment,” or RoHS, which became effective on July 1, 2006, we have adjusted our purchases of raw materials and our production processes in order to use raw materials that comply with this legislation for part of our production.  This new legislation restricts the use in the European Union, or EU, of certain substances the EU deems harmful to consumers, which includes certain grades of molding compounds, solder and other raw materials that are used in our products.  Manufacturers of electrical and electronic equipment must comply with this legislation in order to sell their products in an EU member state.  As a result of this legislation, our customers have increasingly requested that RoHS-compliant materials be used in our packaging processes.

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

Environmental Matters

Semiconductor testing does not generate significant pollutants. The semiconductor packaging process generates environmental wastes, including gaseous chemical, liquid and solid industrial wastes.  We have installed various types of anti-pollution equipment for the treatment of liquid and gaseous chemical waste generated at our semiconductor packaging facilities in Malaysia, where substantially all of our packaging operations are located. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards that are consistent with the semiconductor industry practice in the countries in which our facilities are located. In addition, we believe we are in compliance in all material respects with present environmental laws and regulations applicable to our operations and facilities. For information regarding our compliance with a recent EU Directive affecting us, see “—Raw Materials.”

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

ORGANIZATIONAL STRUCTURE

The following chart illustrates our corporate structure and effective ownership interest in each of our principal operating subsidiaries and affiliates as of April 30, 2007. The following chart does not include wholly-owned intermediate holding companies.

(1)	We and ASE Inc. hold our interests in ASE Korea through ASE Investment (Labuan).

The following table sets forth summary information for our subsidiaries as of April 30, 2007:

Subsidiary	Main Activities	Jurisdiction of Incorporation	Total Paid-in Capital (in millions)	Our Ownership Interest

ASE Electronics (M) Sdn. Bhd.	Packaging and testing of semiconductors	Malaysia	$62.3	100.0%
ASE Test, Inc.	Testing of semiconductors	Taiwan	$193.3	99.99%
ISE Labs, Inc.	Testing of semiconductors	United States	$70.6	100.0%
ASE (Korea) Inc.	Packaging and testing of semiconductors	Korea	$38.0	30.0%

PROPERTY, PLANTS AND EQUIPMENT

We maintain operations in Taiwan, Malaysia, California and Texas and Singapore.  Our operations in Kaohsiung, Taiwan are located principally in four plants located in the Nantze Export Processing Zone in Kaohsiung. Substantially all of our facilities in Kaohsiung, including our principal executive offices, are located at these plants. With our diverse facilities and through cooperation with ASE Inc., we are able to closely tailor our testing solutions to our customers’ needs. The following table sets forth the location, commencement of operation, primary use, approximate floor space and ownership of our facilities as of April 30, 2007.

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
ASE Test Taiwan	Kaohsiung, Taiwan	December 1987	Our primary testing facilities, which offer complete semiconductor manufacturing solutions in conjunction with ASE Inc.’s facility in Kaohsiung and foundries located in Taiwan. Focuses primarily on advanced logic/mixed-signal testing for integrated device manufacturers, fabless design companies and system companies.	1,045,000	Land: leased Buildings: owned and leased

	Chung Li, Taiwan	October 2001	Our primarily wafer probing testing facilities.	16,000	Land and building: leased

ASE Test Malaysia	Penang, Malaysia	February 1991	An integrated packaging and testing facility that focuses primarily on the requirements of integrated device manufacturers.	729,000	Land: leased Buildings: owned

ISE Labs	Silicon Valley, California Austin, Texas Singapore	November 1983	Front-end engineering and final testing facilities located in northern California in close proximity to some of the world’s largest fabless design companies. Testing facilities located in close proximity to integrated device manufacturers and fabless companies in Texas and Southeast Asia.	234,000	Land and buildings: leased

For information on the aggregate capacity of our facilities in terms of the number of testers and bonders we operate, see “––Business Overview––Equipment.”  The capacity utilization rates of the machinery and equipment installed at our production facilities typically depend on factors such as the volume and variety of different products tested or packaged using such machinery and equipment, the efficiency of our operations in terms of the loading and adjustment of machinery and equipment for the testing or packaging of different products, the complexity of the different products to be tested or packaged, the amount of time set aside for the maintenance and repair of the machinery and equipment, the experience and schedule of work shifts of operators, and others.

Item 4A.  Unresolved Staff Comments

None.

Item 5.  Operating and Financial Review and Prospects.

The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements, which are included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of any number of factors, such as those set forth under “Item 3. Key Information—Risk Factors” and elsewhere in this annual report. See “Special Note Regarding Forward-Looking Statements.”Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of our camera module assembly operations as discontinued operations.  Information from our consolidated statements of cash flows was appropriately not adjusted.  See “—Discontinued Operations.”

OPERATING RESULTS AND TREND INFORMATION

Overview

We provide our customers with a complete range of semiconductor testing services. These services are primary components of the semiconductor manufacturing process. Our services generally focus on complex, high-performance logic/mixed-signal semiconductors, such as system on a chip, or SOC, and include front-end engineering testing, wafer probing and final testing. At our facilities in Malaysia, we also provide a broad range of leadframe and substrate-based semiconductor packaging services, including package types such as BGA, LBGA, QFP, LQFP and TQFP. Beginning in 2003, we also provided module assembly services at our facilities in Malaysia to a customer for the assembly of camera modules used in handsets. We disposed of our camera module assembly operations in Malaysia in October 2005.  For more information on our camera module assembly operations, see “ – Discontinued Operations.” For more information on our testing and packaging services, see “Item 4. Information on the Company––Business Overview––Principal Products and Services.”

Beginning in the fourth quarter of 2000 and continuing through 2001, we experienced a significant downturn in the semiconductor industry. During this downturn we saw a material decline in our business caused by a decline in average selling prices and a curtailment in overall business demand for our services. The decrease in our net revenues during 2001 was across each of the principal end-use applications for the products which we tested and packaged: communications, personal computer and consumer electronics products. Starting from 2002, we experienced a gradual improvement in our net revenues compared to 2001 as a result of a modest recovery in the semiconductor industry since the second quarter of 2002. This improvement was generally concentrated in the testing of more complex, high-performance semiconductors and the packaging of more advanced package types. As a result of the modest recovery in the semiconductor industry and a gradual upturn in the outsourcing trend in 2002, 2003, 2004, 2005 and 2006, our average selling prices for packaging and testing services stabilized in these years as compared to 2001.

Net Revenues and Pricing

We recorded net revenues of $427.8 million, $420.9 million and $517.7 million in 2004, 2005 and 2006, respectively. Our net revenues are primarily affected by the volume of units tested and packaged, the selling prices for these units and currency fluctuations. The volume of units tested and packaged has been primarily affected by upturns and slowdowns in the semiconductor industry, which has experienced a modest recovery since the second quarter of 2002. Currency fluctuations affect our net revenues by increasing or decreasing the revenue we receive per unit when sales are translated into local currency.

In the case of semiconductor packaging, the cost of the silicon die, by most accounts the most costly component of the packaged semiconductor, is typically not reflected in our costs (or revenues) since it is typically supplied by our customers on a consignment basis.

In 2004, 2005 and 2006, our packaging revenues accounted for 19.8%, 17.6% and 18.2% while testing revenues accounted for 80.2%, 82.4% and 81.8%, respectively, of our net revenues.

The majority of our net testing revenues is derived from testing complex, high-performance logic/mixed-signal semiconductors, and the majority of our net packaging revenues is derived from packaging advanced substrate and leadframe-based packages. We have testing capabilities and a broad geographic presence in the United States, Taiwan, Malaysia and Singapore in close proximity to key centers for outsourced semiconductor manufacturing and semiconductor designing. In 2006, approximately 38.6% of our net revenues, based on facility location, were derived from operations outside of Taiwan, as compared to approximately 36.5% in 2005.

The semiconductor industry is characterized by a general trend towards declining prices for products and services of a given level of technology over time. During periods of intense competition and adverse conditions in the semiconductor industry, the pace of this decline in prices for our services may be more rapid than that experienced in other years. The average selling prices of our testing and packaging services have experienced sharp declines during such periods as a result of intense price competition from other independent testing and packaging companies that attempt to maintain high capacity utilization levels in the face of reduced demand. During the industry downturn commencing in the fourth quarter of 2000, we experienced a significant decrease in average selling prices and net revenues, which resulted in net losses in 2001 and 2002. In 2003, 2004, 2005 and 2006 we experienced a gradual improvement in our net revenues compared to 2002 as a result of a modest recovery in the semiconductor industry since the second quarter of 2002.

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

We price our front-end engineering testing services principally on the basis of hourly test rates and the cost of engineering resources. We price our final testing services principally on the basis of the amount of time, measured in CPU seconds, taken by the automated testing equipment, including testers and handlers, to execute the test programs that are specific to the customer’s products. The price per CPU second for each particular product is determined based on a number of factors, including:

•	the complexity of the product;

•	the number of functions tested;

•	the time required to test the product pursuant to the customer’s specifications;

•	the current market landscape of each testing platform;

•	labor costs;

•	the ability of the machine to parallel-test, which involves testing multiple semiconductors simultaneously; and

•	the cost of testers used to perform the testing services.

The testing of complex, high-performance semiconductors requires more complex equipment, the use of which is priced at significantly higher levels per CPU second than the use of equipment employed in the testing of less complex or lower-performance semiconductors.

Cost of Revenues

Our operations are capital intensive and are characterized by relatively high fixed costs. High-end testers can cost several million dollars each. See “Item 4.  Information on the Company—Business Overview—Equipment.”  Testing equipment has become more expensive in recent years because the growing technological complexity of semiconductors has required increasingly complex testing services. Increases or decreases in capacity utilization rates can significantly affect gross profit margins, as the unit cost of testing services generally decreases as fixed charges, such as equipment depreciation, are allocated over a larger number of units. The capacity utilization rates of the machinery and equipment installed at our production facilities typically depend on factors such as the volume and variety of products packaged or tested using such machinery and equipment, the efficiency of our operations in terms of the loading and adjustment of machinery and equipment for the packaging or testing of different products, the complexity of the different products to be packaged or tested, the amount of time set aside for the maintenance and repair of the machinery and equipment, and the experience and schedule of work shifts of operators. Depreciation, amortization and equipment leasing expense are the principal components of our testing costs as testing operations require minimal raw materials. In 2004, 2005 and 2006, our testing depreciation and amortization as a percentage of net testing revenues was approximately 36.5%, 36.2% and 24.6%, respectively. Equipment leasing expenses of $38.2 million represented 9.0% of net testing revenues in 2006, compared with $41.4 million, or 12.0% of net testing revenues, in 2005.

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

In the past, we have been able to partially offset the effect of industry-wide fluctuations on our testing capacity utilization rates by relying on a number of factors, including the fact that our newer testers tend to have higher capacity utilization rates as they were purchased in response to market demand and that we have maintained the capacity utilization rates of our older testers by using them to test less complex and lower-performance products, as well as by relying upon leased testing equipment, which increases our ability to change testers in a shorter period of time. In addition, we have also maintained our testing capacity utilization rates through the development of conversion programs for our testers, which allows us to test semiconductors on multiple platforms. Our ability to maintain or enhance our gross margins will continue to be dependent in part on our ability to effectively manage capacity utilization rates.

As our testing operations require minimal raw materials, substantially all of our raw material costs are attributed to our packaging operations. Raw material costs as a percentage of our net packaging revenues were 43.6%, 47.0% and 44.2% in 2004, 2005 and 2006, respectively. ASE Electronics Inc., a wholly-owned subsidiary of ASE Inc. that now operates ASE Inc.’s interconnect materials business formerly operated by ASE Material prior to the merger of ASE Material with and into ASE Inc. in August 2004, and ASE (Shanghai) Inc., a wholly-owned subsidiary of ASE Inc., are expected to continue to supply us with interconnect materials in order to meet a portion, but not all, of our interconnect materials requirements.

Operating Expenses

Our operating expenses are composed of selling, general and administrative expenses and research and development expenses. Selling, general and administrative expenses are primarily composed of salaries and bonuses to employees, goodwill amortization, depreciation and other amortization and sales service charges. For more information concerning goodwill amortization, see “––Goodwill Amortization under ROC GAAP.” Since selling, general and administrative expenses are stable over time, relative to other costs, selling, general and administrative expenses expressed as a percentage of net revenues will vary, in part, according to net revenues. If net revenues are increased, “economies of scale” are achieved in which selling, general and administrative expenses decrease as a percentage of net revenues. Research and development expenses include primarily salaries and bonuses of employees, factory supplies expense, depreciation and amortization.

Non-Operating Income and Expenses

Our non-operating income and expenses are primarily composed of losses from impairment, interest income and expenses, gain or loss on long-term investments, foreign exchange gain or loss and other gains or losses from activities that are not part of our core business operations.

As a result of a fire that broke out in May 2005 at the principal building of ASE Inc.’s substrates facility in Chung Li, Taiwan, which also housed some of our own production lines, we incurred loss on fire damage of $51.2 million, which amount included estimated losses of $52.0 million, less insurance recoveries of $0.8 million.  We subsequently received proceeds of $26.5 million in 2006 and reversed $5.6 million of impairment loss recognized in 2005 in connection with the insurance settlement for the fire. The loss on fire damage and gain on insurance settlement and impairment recovery were recorded as non-operating income or expense. See note 21 to our consolidated financial statements included in this annual report.

Our interest income is primarily derived from fixed return deposits.  The year-end translation of our foreign exchange assets and liabilities according to the prevailing exchange rate has a large impact on our foreign exchange gain or loss.

Our long-term investments include our interests in ASE Korea (a wholly owned subsidiary of ASE Investment (Labuan)), as well as the shares of ASE Inc. we acquired in connection with the merger of ASE Chung Li and ASE Material with and into ASE Inc. See “—ASE Chung Li and ASE Material’s merger into ASE Inc.”  Our income from long-term investments in equity investees was $18.0 million in 2006 compared to $6.6 million in 2005 and $9.8 million in 2004. This was composed of the results of operations of ASE Chung Li, ASE Korea and ASE Material. We own a 30.0% interest in ASE Korea and, before its merger with ASE Inc., owned a 27.6% interest in ASE Chung Li. Therefore, we accounted for our investment in ASE Korea, in 2004, 2005 and 2006, and ASE Chung Li, in 2004, under the equity method and recorded their income or losses as investment income under equity method in proportion to our ownership percentages. Before ASE Material’s merger with ASE Inc., we only owned 4.0% of ASE Material and ASE Inc. owned 57.4%; therefore, we accounted for ASE Material under the equity method, recording its income or losses as investment income under equity method in proportion to our ownership percentage. See “– ASE Chung Li and ASE Material’s Merger into ASE Inc.”

Goodwill Amortization under ROC GAAP

Our operating income and non-operating income in recent years have been affected by goodwill amortization charges in connection with acquisitions, the restructuring of our investment holdings and other share repurchases prior to 2006. Under ROC GAAP, additional purchases of shares of consolidated subsidiaries (majority owned) or of companies accounted for using the equity method (less than majority but at least 20% owned) will result in goodwill in an amount equal to the difference between the purchase price and the investors’ proportionate equity in the fair value of net assets of the investees. Pursuant to ROC SFAS No. 25 “Business Combinations—Accounting Treatment under Purchase Method,” which became effective in 2006, goodwill is no longer amortized. Prior to 2006, goodwill was amortized over ten years. Such a change in accounting principle resulted in an increase in net income of $5.0 million for the year ended December 31, 2006. See note 3 to our consolidated financial statements included in this annual report. Goodwill amortization from the purchases of shares or assets of consolidated subsidiaries was recognized under general and administrative expense. Goodwill amortization from the purchases of shares of companies accounted for using the equity method was recognized as a debit under investment income.  Our goodwill is derived from the acquisitions of ISE Labs and ASE Korea. See “—Recent ROC GAAP Accounting Pronouncements” and “—Critical Accounting Policies – Goodwill.”

ASE Chung Li and ASE Material’s Merger into ASE Inc.

On August 1, 2004, ASE Chung Li and ASE Material were merged with and into ASE Inc., with ASE Inc. as the surviving corporation. The merger was consummated by means of a share exchange pursuant to which the respective shareholders, other than ASE Inc., of ASE Chung Li and ASE Material received common shares of ASE

Inc. in exchange for the common shares of each of ASE Chung Li and ASE Material. The share exchange pursuant to the merger agreement between ASE Inc. and entities under the control of ASE Inc. was treated as a transaction between entities under common control, and all assets and liabilities exchanged were transferred at their carrying amounts. In connection with ASE Inc.’s merger with ASE Chung Li, ASE Inc. issued 149,175,000 of its common shares to us, 79,914,225 of its common shares to J&R Holding, its wholly-owned subsidiary, and four common shares to certain individuals who were the original shareholders of ASE Chung Li. In connection with its merger with ASE Material, ASE Inc. issued 5,000,000 of its common shares to ASE Test Taiwan, one of our consolidated subsidiaries, 1,086,800 of its common shares to Hung Ching, our affiliate, and 47,139,409 of its common shares to employees and other shareholders, other than ASE Inc., of ASE Material and a strategic investor. For more information on the merger, see “Item 7. Major Shareholders and Related Party Transactions––Related Party Transactions.”

Discontinued Operations

Beginning in 2003, we provided module assembly services at our facilities in Malaysia to a customer for the assembly of camera modules used in handsets. Revenues from such services decreased substantially in 2005 as our customer moved its camera module assembly in-house and we disposed of our camera module assembly operations in Malaysia in October 2005. Such operations were formerly classified as part of our packaging operations. In the years ended December 31, 2004 and 2005, net revenues from our camera module operations were $193.4 million and $66.5 million, respectively.  In the years ended December 31, 2004 and 2005, gross profit from our camera module operations was $20.0 million and $6.7 million, respectively. In the years ended December 31, 2004 and 2005, income from our camera module assembly operations was $17.0 million and $10.8 million, respectively.  In 2005, this income consisted of both income from operations of $3.9 million and gain on disposal of $6.9 million. Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of our camera module assembly operations as discontinued operations. Information from our consolidated statements of cash flows was appropriately not adjusted.  Because we commenced our camera module assembly operations in 2003, no reclassification for periods prior to 2003 is required.  See “Item 4. Information on the Company – Business Overview – Principal Products and Services – Packaging.”

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

Recent ROC GAAP Accounting Pronouncements

In March 2007, the ROC Accounting Research and Development Foundation, or ARDF, issued an interpretation which requires ROC companies to recognize compensation expenses for bonuses paid to employees, directors and supervisors beginning January 1, 2008.  Such bonuses are currently recorded as appropriations of earnings under ROC GAAP. On March 30, 2007, the ROC Financial Supervisory Commission, Executive Yuan also issued an interpretation which requires that bonuses granted to employees, directors and supervisors in the form of shares be valued at fair market value for purposes of compensation expenses. We will evaluate the effect of the requirement on our financial position and overall trends in results of operations.

For information on other recent ROC GAAP accounting pronouncements, see note 2 to our consolidated financial statements included in this annual report.

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

Revenue Recognition.  Revenues from semiconductor packaging services and testing services are recognized upon completion of the services or upon shipment. We do not take ownership of:

•	bare semiconductor wafers received from customers that we package into finished semiconductors; and

•	packaged semiconductors received from customers that we test for performance specifications.

The title and risk of loss remain with the customer for those bare semiconductors and/or packaged semiconductors.  Accordingly, the cost of customer-supplied semiconductor materials is not included in our consolidated financial statements. Other criteria that we use to determine when to recognize revenue are:

•	existence of persuasive evidence of an arrangement;

•	the selling price is fixed or determinable; and

•	collectibility is reasonably assured.

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

Allowance for Doubtful Accounts.  We periodically record a provision for doubtful accounts based on our evaluation of the collectibility of our accounts receivable. The total amount of this provision is determined by us as follows. We first identify the receivables of customers that are considered to be a higher credit risk based on their current overdue accounts with us, difficulties collecting from these customers in the past or their overall financial condition. For each of these customers, we estimate the extent to which the customer will be able to meet its financial obligations to us, and we record an allowance that reduces our accounts receivable for that customer to the amount that we reasonably believe will be collected. For all other customers, we maintain an allowance for doubtful accounts equal to a percentage of their aggregate accounts receivable. As of December 31, 2004, 2005 and 2006, the allowance we set aside for doubtful accounts was $4.5 million and $5.0 million and $2.2 million, respectively.

Valuation Allowances for Deferred Income Tax Assets.  Tax benefits arising from deductible temporary differences, unused tax credits and net operating loss carryforwards are recognized as deferred income tax assets. We record a valuation allowance to reduce our net deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2006, we had deferred income tax assets of $36.7 million, net of valuation allowance of $11.4 million. These deferred income tax assets primarily consisted of unused tax credits arising from investments in machinery, equipment, research and development and expenditures of ASE Test Taiwan. We have considered future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate and prudent and feasible tax planning strategies in determining the need for these valuation allowances. If we were to determine that we would not be able to realize a portion of our net deferred tax assets in the future for which there is currently no valuation allowance, an adjustment to the net deferred tax assets would be charged to earnings in the period such determination is made. Conversely, if we were to make a determination that it is more likely than not that the deferred tax assets for which there is currently a valuation allowance would be realized, the related valuation allowance would be reduced and a benefit to earnings would be recorded.

Realizability of Long-Lived Assets.  We are required to evaluate our equipment and other long-lived assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge.  For the year ended December 31, 2004, we adopted ROC SFAS No. 35, “Accounting for Asset Impairment” to account for the impairment of our long-lived assets under ROC GAAP. In accordance with ROC SFAS No. 35, long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If the recoverable amount increases in a future period, the amount previously recognized as impairment will be reversed and recognized as a gain.  However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized. Prior to 2004, there was no requirement related to the evaluation of recoverability of long-lived assets’ impairment under ROC GAAP, and we applied U.S. Statement of Financial Accounting Standards, or U.S. SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” when accounting for impairment of long-lived assets for both ROC GAAP and U.S. GAAP.

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

In 2004 and 2006, we did not take any impairment charges against long-lived assets. In 2005, we recognized a loss of $52.0 million on damage to our property, plant and equipment caused by a fire at our production lines in Chung Li, Taiwan. In 2006, we reversed $5.6 million of the impairment loss recognized in 2005 under ROC GAAP due to an increase in the estimated service potential of the relevant assets.  See note 21 to our consolidated financial statements included in this annual report.  Reversal of the amount is not allowed under U.S. GAAP.  See note 24 to our consolidated statements included in this annual report for a reconciliation of the differences in the cost basis of the damaged machinery and associated depreciation expense.

Goodwill.  Pursuant to a change in ROC GAAP, in 2004 we adopted ROC SFAS No. 35, “Accounting for Asset Impairment.” Under ROC SFAS No. 35, goodwill is evaluated at least annually for impairment by comparing the recorded amount of the cash-generating unit to which the goodwill has been allocated to its recoverable amount. Recoverable amount is defined as the higher of a cash-generating unit’s fair value less costs to sell or its “value in use,” which is defined as the present value of the expected future cash flows generated by the assets. An impairment charge is incurred to the extent the recorded amount exceeds the recoverable amount. As a result of our annual impairment review in 2004, we recognized an impairment loss under ROC GAAP of $26.5 million on goodwill that arose from our purchase of shares of ISE Labs due primarily to a downward revision in the forecasted revenues of ISE Labs based on internal company estimates and industry trend data that suggested the outlook for the semiconductor industry, and ISE Labs in particular, was less favorable than in prior years, including the year in which we acquired our interest in ISE Labs. Prior to the adoption of ROC SFAS No. 35, we were not required to evaluate goodwill for impairment under ROC GAAP.  As of December 31, 2006, under ROC GAAP, we had goodwill of $20.6 million remaining that related primarily to our testing operations.

Effective January 1, 2002, we adopted U.S. SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires that goodwill no longer be amortized and instead be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. We performed impairment tests as of the date of adoption and subsequently for the years  2004, 2005 and 2006.  Pursuant to these impairment tests, we did not recognize any impairment charges until 2004, when we recognized an impairment loss of $41.5 million under U.S. GAAP for impairment associated with the acquisition of ISE Labs.  We did not recognize any goodwill impairment charges in 2005 and 2006.  As of December 31, 2006, under U.S. GAAP, we had goodwill of $40.9 million remaining that related primarily to our testing operations.

Stock-Based Compensation.  Under U.S. GAAP, stock-based compensation expense for the year ended December 31, 2006 includes compensation expense for all unvested stock-based compensation awards granted prior to January 1, 2006 that are expected to vest, based on the grant date fair value estimated in accordance with the transition method and the original provision of U.S. SFAS No. 123, “Accounting for Stock-Based Compensation” (“U.S. SFAS No. 123”). Upon an employee’s termination, unvested awards are forfeited, which affects the quantity of options to be included in the calculation of stock-based compensation expense. Forfeitures do not include vested options that expire unexercised. Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant-date fair value estimate in accordance with the provisions of U.S. SFAS No. 123R, “Share-Based Payment” (“U.S. SFAS No. 123R”). We recognize these compensation costs using the graded vesting method over the requisite service period of the award, which is generally the option vesting term of five years. Prior to the adoption of U.S. SFAS No. 123R, we recognized stock-based compensation expense in accordance with U.S. Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). For a further discussion on stock-based compensation, see note 25(e) to our consolidated financial statements included in this annual report.

ASE Inc. pays certain employee compensation amounts, by means of stock options, on our behalf and does not require reimbursement. For U.S. GAAP reporting purposes, such payments made by ASE Inc. directly to our employees and those of our subsidiaries are recorded as our compensation expense and credited to additional paid-in capital.

Certain characteristics of the stock options granted under the ASE Inc.'s 2002 Option Plan made the fair values of these options not reasonably estimable using appropriate valuation methodologies as prescribed under U.S. SFAS No. 123 and have been accounted for using the intrinsic value method. Upon the adoption of U.S. SFAS No, 123R, we continued to account for these stock options based on its intrinsic value, remeasured at each reporting date through the date of exercise or other settlement.

Under ROC GAAP, employee stock option plans that are amended or have options granted on or after January 1, 2004 must be accounted for by an interpretation issued by the ARDF in the ROC. We adopted the intrinsic value method and any compensation expense determined using this method is recognized over the vesting period. No stock-based compensation expense was recognized under ROC GAAP for the years ended December 31, 2004, 2005 and 2006.

Results of Operations

Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of our camera module assembly operations as discontinued operations.  See “—Discontinued Operations.”

The following table sets forth, for the periods indicated, selected income statement items from our consolidated financial statements.

	Year Ended December 31,
	2004	2005	2006
		(in thousands)
Net revenues:
Testing	$343,116	$346,639	$423,341
Packaging	84,647	74,290	94,365
Total net revenues	427,763	420,929	517,706
Cost of revenues	340,663	330,786	322,654
Gross profit	87,100	90,143	195,052
Operating expenses:
Selling, general and administrative(1)	43,762	46,160	42,080
Research and development	23,223	24,993	20,714
Goodwill amortization(2)	10,105	4,966	—
Total operating expenses	77,090	76,119	62,794
Income from operations	10,010	14,024	132,258
Non-operating income (expenses):
Interest, net	(6,187)	(11,146)	(9,796)
Equity in earnings of equity method investees (3)	9,844	6,637	18,005
Impairment of goodwill	(26,500)	—	—
Gain (loss) on valuation of financial assets, net (4)	314	685	(961)
Loss on valuation of financial liabilities, net (4)	—	—	(770)
Foreign exchange gain (loss), net (4)	(139)	703	294
Gain on insurance settlement and impairment recovery	—	—	32,145
Loss on fire damage	—	(51,224)	—
Other, net	(380)	(3,465)	(7,839)
Total non-operating income (expense), net	(23,048)	(57,810)	31,078
Income (loss) from continuing operations before income tax	(13,038)	(43,786)	163,336
Income tax expense (benefit)	(21,209)	2,537	12,567
Income (loss) from continuing operations	8,171	(46,323)	150,769
Discontinued operations	16,968	10,839	—
Net income (loss) (ROC GAAP)	$25,139	$(35,484)	$150,769
Net income (loss) (U.S. GAAP)(5)	$17,890	$(35,446)	$117,318

(1)	Includes selling expenses and general and administrative expenses, but excludes goodwill amortization.
(2)	Included in general and administrative expenses in our consolidated financial statements. See “Critical Accounting Policies—Goodwill.”
(3)
Includes investment income (loss) from ASE Korea, a wholly owned subsidiary of ASE Investment (Labuan) of which we hold 30.0%, and prior to their merger into ASE Inc. on August 1, 2004, ASE Chung Li and ASE Material.

(4)
As a result of our adoption of ROC SFAS No. 34 “Financial Instruments: Recognition and Measurement,” and ROC SFAS No. 36, “Financial Instruments: Disclosure and Presentation,” the balances in 2004 and 2005 were reclassified to be consistent with the classification used in our consolidated financial statements for 2006. Balances in 2002 and 2003 were not reclassified accordingly. See note 3 to our consolidated financial statements included in this annual report.

(5)	See note 24 to our consolidated financial statements included in this annual report.

The following table sets forth, for the periods indicated, selected income statement items from our consolidated financial statements as a percentage of net revenues.

	Year Ended December 31,
	2004	2005	2006

Net revenues	100.0%	100.0%	100.0%
Testing	80.2	82.4	81.8
Packaging	19.8	17.6	18.2
Cost of revenues	79.6	78.6	62.3
Gross profit	20.4	21.4	37.7
Operating expenses:
Selling, general and administrative	10.2	11.0	8.1
Research and development	5.4	5.9	4.0
Goodwill amortization	2.4	1.2	—
Total operating expenses	18.0	18.1	12.1
Income (loss) from operations	2.4	3.3	25.5
Non-operating income (expense):
Interest expense, net	(1.4)	(2.6)	(1.9)
Equity in earnings of equity method investees	2.3	1.6	3.5
Impairment of goodwill	(6.2)	—	—
Gain (loss) on valuation of financial assets, net	0.1	0.2	(0.2)
Loss on valuation of financial liabilities, net	—	—	(0.2)
Foreign exchange gain (loss), net	—	0.2	0.1
Gain on insurance settlement and impairment recovery	—	—	6.2
Loss on fire damage	—	(12.2)	—
Other, net	(0.2)	(0.9)	(1.5)
Total non-operating income (expense), net	(5.4)	(13.7)	6.0
Income (loss) from continuing operations before income tax	(3.0)	(10.4)	31.5
Income tax expense (benefit)	(4.9)	0.6	2.4
Income (loss) from continuing operations	1.9	(11.0)	29.1
Discontinued operations	4.0	2.6	—
Net income (loss) (ROC GAAP)	5.9%	(8.4)%	29.1%
Net income (loss) (U.S. GAAP)	4.2%	(8.4)%	22.7%

The following table sets forth, for the periods indicated, our consolidated net revenues, gross profit and gross margin.

	Year Ended December 31,
	2004	2005	2006
Net revenues:	(in thousands)
Testing	$343,116	$346,639	$423,341
Packaging	84,647	74,290	94,365
Total	$427,763	$420,929	$517,706

Gross profit:
Testing	$89,042	$89,524	$179,172
Packaging	(1,942)	619	15,880
Total	$87,100	$90,143	$195,052

Gross margin:
Testing	26.0%	25.8%	42.3%
Packaging	(2.3)%	0.8%	16.8%
Overall	20.4%	21.4%	37.7%

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Revenues. Our net revenues increased 23.0% to $517.7 million in 2006 from $420.9 million in 2005.  Our net testing revenues increased 22.1% to $423.3 million in 2006 from $346.6 million in 2005.  Our net packaging revenues increased 27.1% to $94.4 million in 2006 from $74.3 million in 2005.  In 2006, our net testing revenues accounted for 81.8% of our net revenues and our net packaging revenues accounted for 18.2% of our net revenues, compared to 82.4% and 17.6%, respectively, of our net revenues in 2005.  The increase in testing revenues resulted from an increase in the average selling prices for testing services.  The increase in average selling prices for testing services reflects the fact that we are increasingly employing advanced testing equipment, which is charged out at a higher rate, and the fact that complex, high-performance logic/mixed-signal semiconductors, which typically take longer to test, accounted for a greater portion of our testing volumes.  We also made certain changes to our pricing in the second half of 2005 and 2006 that improved our average selling prices for testing services.  In response to tight capacity in the testing markets generally, we increased the prices for certain of our testing services in the second half of 2005 and further in 2006, including charging our customers for certain ancillary services that we previously provided without charge.  The increases in average selling prices for testing were partially offset by the general trend in the semiconductor industry of declining prices for each input/output lead on a semiconductor device.  The increase in packaging revenues resulted from an increase in packaging volume.  The increase in packaging volume resulted primarily from an improvement in market conditions in the semiconductor industry and the increase in outsourcing of the packaging of semiconductor devices.

Gross Profit. Our gross profit increased 116.5% to $195.1 million in 2006 from $90.1 million in 2005 and our gross profit as a percentage of net revenues, or gross margin, increased to 37.7% in 2006 from 21.4% in 2005. This increase in gross profit was primarily a result of an increase in net revenues.  Our gross margin for testing increased to 42.3% in 2006 from 25.8% in 2005 as a result of an increase in net testing revenues and, to a lesser extent, a decrease in depreciation and amortization and rental expense, each as a percentage of our net testing revenues.  Our gross margin for packaging increased to 16.8% from 0.8% in 2005 as a result of an increase in net packaging revenues and, to a lesser extent, a decrease in depreciation and amortization, factory supplies expense and the cost of raw materials for use in our packaging operations, each as a percentage of net packaging revenues.  Depreciation and amortization decreased 17.3% to $116.1 million in 2006 from $140.4 million in 2005, primarily as a result of a net decrease in testing and assembly equipment in 2006, largely as a result of the fire at our facilities in Chung Li, Taiwan in May 2005.  Labor expense increased 17.5% to $71.3 million in 2006 from $60.7 million in 2005 primarily as the result of an increase in payments for bonuses and overtime.

Operating Income. We recorded an operating profit of $132.3 million in 2006 compared to $14.0 million in 2005. In 2006, selling, general and administrative expenses decreased 17.6% to $42.1 million from $51.1 million in 2005. As a percentage of net revenues, selling, general and administrative expenses decreased to 8.1% in 2006 from 12.1% in 2005. The decrease in selling, general and administrative expenses was primarily due to our adoption of ROC SFAS No. 25 pursuant to which goodwill is no longer amortized and is instead tested for impairment annually. See “Item 5. Operating and Financial Review and Prospects – Operating Results and Trend Information – Goodwill Amortization under ROC GAAP” and  “– Critical Accounting Policies – Goodwill.” Research and development expenses decreased 17.2% to $20.7 million in 2006 from $25.0 million in 2005. As a percentage of net revenues, research and development expenses decreased to 4.0% in 2006 from 5.9% in 2005. The decrease in research and development expenses was primarily due to a decrease in costs for reconfiguring and upgrading our testing equipment as a result of our obtaining lower prices for these services from our service providers.  Our operating income as a percentage of net revenues, or operating margin, increased to 25.5% in 2006 from 3.3% in 2005, primarily as a result of the increase in our gross margin and, to a lesser extent, the decrease in operating expenses.

Non-Operating Income (Expense). We incurred a net non-operating income of $31.1 million in 2006, compared to a net non-operating expense of $57.8 million in 2005.  This overall increase was primarily a result of our recognition in 2005 of $51.2 million for loss on fire damage in connection with a fire at our production lines in Chung Li, Taiwan in May 2005 and our recognition of $32.1 million for gain on insurance settlement and impairment recovery in 2006.  For more information, see note 21 to our consolidated financial statements included in this annual report  Our net investment income under equity method increased 172.7% to $18.0 million in 2006 from $6.6 million in 2005, primarily as a result of an increase in investment income from our investment in ASE (Korea) Inc.  See note 9 to our consolidated financial statements included in this annual report.  Our net interest expenses decreased 11.7% to $9.8 million in 2006 from $11.1 million in 2005, primarily as a result of repayments of long-term debt.

Net Income and Loss. As a result of the foregoing, we recorded net income of $150.8 million in 2006 compared to a net loss of $35.5 million in 2005.

We recorded net income of $117.3 million in 2006 compared to a net loss of $35.4 million in 2005 under U.S. GAAP.  The U.S. GAAP adjustment in 2006 was primarily from a downward adjustment of $20.2 million for our bonuses to employees, directors and supervisors and stock compensation and a downward adjustment of $8.9 million for undistributed earnings tax.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Revenues. Our net revenues decreased 1.6% to $420.9 million in 2005 from $427.8 million in 2004.  Our net testing revenues increased 1.0% to $346.6 million in 2005 from $343.1 million in 2004.  Our net packaging revenues decreased 12.2% to $74.3 million in 2005 from $84.6 million in 2004.  In 2005, our net testing revenues accounted for 82.4% of our net revenues and our net packaging revenues accounted for 17.6% of our net revenues, compared to 80.2% and 19.8%, respectively, of our net revenues in 2004.  The increase in testing revenues resulted primarily from an increase in the average selling prices for testing services, partially offset by a decrease in testing volume.  The decrease in packaging revenues resulted from a decrease in packaging volume and, to a lesser extent, a decrease in the average selling prices for packaging services.  The decrease in testing volume resulted primarily from the fire that broke out in May 2005 at the principal building of ASE Inc.’s substrates facility in Chung Li, Taiwan, which housed some of our own production lines.  The decrease in packaging volume resulted primarily from a change in product mix and customer composition. The increase in average selling prices for testing services reflects the fact that we are increasingly employing advanced testing equipment, which is charged out at a higher rate, and the fact that complex, high-performance logic/mixed-signal semiconductors, which typically take longer to test, accounted for a greater portion of our testing volumes, partially offset by the general trend in the semiconductor industry of declining prices for each input/output lead on a semiconductor device. We also made certain changes to our pricing in the second half of 2005 that improved our average selling prices for testing and packaging services.  In response to tight capacity in the testing and packaging markets generally and, with respect to our testing services, decreased capacity that resulted from the fire in May 2005, we increased the prices for certain of our testing services, including charging our customers for certain ancillary services that we previously provided without charge.  In addition, we also reduced our customer base in order to allow us to focus on higher-margin customers. The decrease in average selling prices for packaging services reflects the general trend in the semiconductor industry of declining prices for each input/output lead on a semiconductor device, partially offset by the fact that advanced package types accounted for a greater portion of our packaging volumes.

Gross Profit. Our gross profit increased 3.4% to $90.1 million in 2005 from $87.1 million in 2004 and our gross profit as a percentage of net revenues, or gross margin, increased to 21.4% in 2005 from 20.4% in 2004. This increase in gross profit was primarily a result of a decrease in depreciation and amortization, labor expense and factory supplies, partially offset by a decrease in net revenues and an increase in rental expense.  Our gross margin for testing decreased to 25.8% in 2005 from 26.0% in 2004 primarily as a result of an increase in rental expense, partially offset by a decrease in factory supplies, each as a percentage of our net testing revenues.  Our gross margin for packaging increased to 0.8% in 2005 from negative 2.3% in 2004 primarily as a result of a decrease in depreciation and amortization, the cost of raw materials we buy for resale to our customers and labor expense, partially offset by an increase in the cost of raw materials for use in our packaging operations, each as a percentage of net packaging revenues.  Depreciation and amortization decreased 2.1% to $140.4 million in 2005 from $143.4 million in 2004 primarily as a result of a net decrease in testing and assembly equipment because we leased more testing equipment in 2005 and because of the write-off of equipment that was damaged by the fire in May 2005.  Labor expense decreased 9.5% to $60.7 million in 2005 from $67.1 million in 2004 primarily as the result of a decrease in the number of contract workers in connection with cost reduction efforts.  Factory supplies expense decreased 22.7% to $21.5 million in 2005 from $27.8 million in 2004 primarily as a result of a decrease in spare parts for equipment.  Rental expense increased 16.0% to $41.4 million in 2005 from $35.7 million in 2004 primarily as a result of an increase in the amount of testing equipment we leased.

Operating Income. We recorded an operating profit of $14.0 million in 2005 compared to $10.0 million in 2004. Selling, general and administrative expenses, which included goodwill amortization, decreased 5.2% to $51.1 million in 2005 from $53.9 million in 2004. As a percentage of net revenues, selling, general and administrative expenses, which included goodwill amortization, decreased to 12.2% in 2005 from 12.6% in 2004. The decrease in selling, general and administrative expenses, which included goodwill amortization, was primarily due to a decrease in goodwill amortization as a result of a recognition in 2004 of an impairment loss of $26.5 million on goodwill from the purchase of shares of ISE Labs, partially offset by an increase in our salaries and bonuses expense primarily as a result of bonuses to employees and directors. See “Item 5. Operating and Financial Review and Prospects – Operating Results and Trend Information – Critical Accounting Policies – Goodwill.” Research and development expenses increased 7.8% to $25.0 million in 2005 from $23.2 million in 2004. As a percentage of net revenues, research and development expenses increased to 5.9% in 2005 from 5.4% in 2004. The increase in research and development expenses was primarily due to an increase in our salaries and bonuses expense primarily as a result of an increase in the average number of employees in 2005 and an increase in depreciation and amortization primarily as a result of increased capital expenditures.  Our operating income as a percentage of net revenues, or operating margin, increased to 3.3% in 2005 from 2.4% in 2004, primarily as a result of the increase in our gross margin.

Non-Operating Income (Expense). Net non-operating expense increased 151.3% to $57.8 million in 2005 from $23.0 million in 2004, primarily as a result of loss on fire damage, and to a lesser extent, an increase in interest expense, partially offset by a decrease in impairment loss.  We incurred loss on fire damage of $51.2 million in 2005 as a result of a fire that broke out in May 2005 at the principal building of ASE Inc’s substrates facility in Chung Li, Taiwan, which also housed some of our own production lines.  In 2004, we recognized an impairment loss of $26.5 million on goodwill relating to our purchase of shares of ISE Labs; whereas in 2005 we did not recognize any impairment loss.  Our net interest expenses increased 79.0% to $11.1 million in 2005 from $6.2 million in 2004, primarily as a result of an increase in interest rates on our outstanding indebtedness. Our net investment income under equity method decreased 32.7% to $6.6 million in 2005 from $9.8 million in 2004, primarily as a result of the merger of ASE Material and ASE Chung Li with and into ASE Inc. in August 2004 pursuant to a share exchange in which we received shares of ASE Inc. in exchange for the common shares we held in ASE Material and ASE Chung Li.  See note 9 to our consolidated financial statements included in this annual report.

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

Consolidated Quarterly Results

Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of our camera module assembly operations as discontinued operations.  See “—Discontinued Operations.”

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

	Quarter Ended
	Jun. 30, 2005	Sep. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	Jun. 30, 2006	Sep. 30, 2006	Dec. 31, 2006	Mar. 31, 2007
	(in thousands)
Net revenues:
Testing	$77,813	$89,231	$104,970	$106,433	$116,361	$112,613	$87,934	$73,418
Packaging	18,053	19,020	19,671	20,897	27,512	24,229	21,727	23,835
Total net revenues	95,866	108,251	124,641	127,330	143,873	136,842	109,661	97,253
Cost of revenues	85,225	80,534	76,448	80,376	87,214	81,110	73,954	74,334

Gross profit	10,641	27,717	48,193	46,954	56,659	55,732	35,707	22,919

Operating expenses:
Selling, general and administrative	15,897	10,354	10,090	10,025	10,502	11,043	10,510	8,499
Research and development	6,151	6,152	7,166	5,138	5,253	5,039	5,284	5,102
Goodwill amortization	1,242	1,241	1,242	—	—	—	—	—
Total operating expenses	23,290	17,747	18,498	15,163	15,755	16,082	15,794	13,601
Income (loss) from operations	(12,649)	9,970	29,695	31,791	40,904	39,650	19,913	9,318
Non-operating income (expense)	(53,215)	139	(3,802)	(2,622)	24,457	2,358	6,885	5,052

Income (loss) from continuing operations before income taxes	(65,864)	10,109	25,893	29,169	65,361	42,008	26,798	14,370
Income tax expense (benefit)	1,167	(467)	(164)	2,229	12,159	4,582	(6,403)	1,827
Income (loss) from continuing operations	(67,031)	10,576	26,057	26,940	53,202	37,426	33,201	12,543
Discontinued operations	1,893	1,314	6,910	—	—	—	—	—
Net income (loss) (ROC GAAP)	$(65,138)	$11,890	$32,967	$26,940	$53,202	$37,426	$33,201	$12,543
Net income (loss) (U.S. GAAP)	$(61,261)	$13,629	$25,761	$20,130	$36,721	$31,737	$28,730	$9,660

Net revenues (ROC GAAP):
Testing	81.2%	82.4%	84.2%	83.6%	80.9%	82.3%	80.2%	75.5%
Packaging	18.8%	17.6%	15.8%	16.4%	19.1%	17.7%	19.8%	24.5%

Gross margin	11.1%	25.6%	38.7%	36.9%	39.4%	40.7%	32.6%	23.6%
Operating margin	(13.2)%	9.2%	23.8%	25.0%	28.4%	29.0%	18.2%	9.6%

Net income (loss) margin:
ROC GAAP	(67.9)%	11.0%	26.4%	21.2%	37.0%	27.3%	30.3%	12.9%
U.S. GAAP	(63.9)%	12.6%	20.7%	15.8%	25.5%	23.2%	26.2%	9.9%

Our results of operations are affected by seasonality. Our first quarter net revenues have historically shown decreases or smaller sequential increases over the preceding fourth quarter, compared to other quarters of the year, primarily due to the combined effects of holidays in the United States, Taiwan and Malaysia. Moreover, the increase or decrease in net revenues of a particular quarter as compared with the immediately preceding quarter varies significantly. See “Item 3.  Key Information—Risk Factors—Risks Relating to Our Business—Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment.”

Exchange Rate Fluctuations

For quantitative and qualitative disclosure of our exposure to foreign currency exchange risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Rate Risk.”

Taxation

Based on our status as a company that is engaged in certain designated businesses in Taiwan, under the ROC Statute of Upgrading Industries, which gives certain preferential tax treatment to companies that qualify as operating in a “newly-emerging important and strategic industry” or “manufacturing industry,” ASE Test Taiwan may apply for tax holidays covering the portion of its income allocable to eligible machinery and equipment upon receipt of a cash infusion from shareholders, including through rights offerings, if the proceeds of which are used to purchase eligible machinery and equipment. See note 16 to our consolidated financial statements included in this annual report. ASE Test Taiwan has one five-year tax exemption on income derived from a portion of its testing operations. The exemption expires at the end of 2010. ASE Test Taiwan plans to apply for one more five-year tax exemption upon the completion of the related capacity expansion.

ASE Test Taiwan will also benefit in future years from other tax incentives generally available to companies in the ROC, including tax credits of 11% in 2005, 7% in 2006 and an expected 7% in 2007 of the amount spent on qualifying machinery and equipment and tax credits set at 30% of the amount spent on qualifying research and development expenses and employee training expenses. The tax credits of ASE Test Taiwan generally expire five years following their respective grants and are available to reduce 50% of its income taxes payable in the first four years and 100% of such taxes payable in the fifth year, subject to the application of the Alternative Minimum Tax Act, or AMT Act, as discussed below.

The ROC government enacted the AMT Act, which became effective on January 1, 2006. The basic income tax, or alternative minimum tax, or AMT, imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the basic amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 10%. However, the AMT Act grandfathered certain tax exemptions granted prior to the enactment of the AMT Act.

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

In light of the 2003 budget of the Malaysian government, which allowed a pioneer company intending to undertake reinvestment before the expiration of its pioneer status the option to surrender its pioneer certificate and apply for a more beneficial incentive (i.e., a reinvestment allowance), ASE Test Malaysia applied for the cancellation of its pioneer certificate to be effective from September 21, 2002, the date of the government’s announcement of such option to surrender one’s pioneer certificate. The Malaysian Industrial Development Authority accepted and agreed with their application in a letter dated September 11, 2004.  ASE Test Malaysia is currently enjoying a reinvestment allowance incentive for capital expenditure incurred on factory, plant and machinery used for the purpose of expansion, modernization or automation of existing business or for diversification into related products.  The reinvestment allowance claim is 60% of the qualifying capital expenditure and the allowance given is in respect of capital expenditure incurred for 15 consecutive years of assessment beginning from the year of assessment during which the allowance was first given.  Since ASE Test Malaysia started claiming a reinvestment allowance in 2003, it is eligible to claim the allowance until 2017.

Where a reinvestment allowance is given for a year of assessment, so much of the statutory income of the company for the year of assessment as is equal to the allowance but not exceeding 70% of the statutory income is exempt from tax.  Where by reason of the restriction of the allowance to 70% of the statutory income or insufficiency of statutory income, the reinvestment allowance cannot be utilized or cannot be utilized in full against statutory income of the company, the unutilized reinvestment allowance can be carried forward and used to set off against future statutory income from the qualifying project of the company. Where a company incurs capital expenditure on assets used for the purposes of a qualifying project and has been given reinvestment allowance but disposes of the qualifying assets within two years from the date of acquisition, there will be a “claw back” of the allowances to which the company would otherwise have been entitled.

Subject to special exemption, deductions for unabsorbed business losses and capital allowances for a given year of assessment will not be permitted in subsequent years if the shareholders of the company are not substantially the same at the beginning and the end of the basis period for the year of assessment in which such amounts would otherwise be deductible or given.

Presently, the corporate income tax rate is 28% for 2006. The income tax rate for Malaysian companies for 2007 will be reduced to 27% and from 2008, the rate will be reduced to 26%.

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

As of December 31, 2006, we had deferred income tax assets of $36.7 million, net of valuation allowance of $11.4 million. These deferred tax assets primarily consisted of tax credits arising from investments in machinery and equipment and research and development expenditures of ASE Test Taiwan. We incurred a net tax expense of $12.6 million in 2006 and a net tax expense of $2.5 million and a net tax benefit of $21.2 million in 2005 and 2004, respectively. See note 16 to our consolidated financial statements included in this annual report.

Dividends

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

Dividends from ASE Test Taiwan

Under existing ROC law, dividends declared by ASE Test Taiwan out of retained earnings and distributed to us are subject to ROC withholding tax, currently at the rate of 20% for non-ROC investors, such as us, holding a Foreign Investment Approval granted by the ROC Ministry of Economic Affairs, on the amount of any cash dividends or on the par value of any stock dividends.  With respect to the tax-deferred stock dividends received from ASE Test Taiwan before January 2000, such withholding tax need not be paid by us until the time at which the shares of common stock distributed by ASE Test Taiwan as stock dividends are sold by us. Nevertheless, the law allowing for deferral of income tax on stock dividends was revoked in January 2000. As a result, dividends distributed after January 2000 are not entitled to tax deferral benefits. Except in limited circumstances, under the ROC Company Law, ASE Test Taiwan is not permitted to distribute dividends or make other distributions to shareholders in respect of any year in which it did not record net income.

The ROC Company Law also requires that 10% of annual net income as determined under ROC GAAP (less previous years’ losses, if any) be set aside as a legal reserve until the accumulated legal reserve equals the paid-in capital of ASE Test Taiwan. In addition, the articles of incorporation of ASE Test Taiwan provide that, after such previous years’ losses and the payment of taxes are accounted for, and except for the certain amount of the balance that may be reserved at ASE Test Taiwan’s discretion, the remaining balance of the annual net income of ASE Test Taiwan as determined under ROC GAAP may, pursuant to a proposal made by the board of directors and approved by the shareholders, be paid (1) to the directors and supervisors as remuneration in an amount up to 2% of the annual net income of ASE Test Taiwan as determined under ROC GAAP, (2) to the employees of ASE Test Taiwan as bonuses in an amount ranging from 3% to 7% (both inclusive) of annual net income of ASE Test Taiwan as determined under ROC GAAP and (3) to the shareholders as dividends on a pro rata basis, or keep as retained earnings.

Dividends from ASE Test Malaysia

ASE Test Malaysia, a resident company in Malaysia, is wholly owned by ASE Holdings (Singapore) Pte Ltd, a nonresident shareholder in Malaysia.  All resident companies in Malaysia must deduct income tax at the prevailing corporate tax rate from dividends paid.  If the company has paid sufficient income tax on its income, past or present, it may retain the tax deducted. Otherwise, the tax deducted must be paid over to the government. The tax deducted by the company satisfies the Malaysian tax liability of a nonresident shareholder.  Dividends paid out of tax-exempt income may be paid without deduction of tax.  For example, dividends paid out of exempt income accounts under the Promotion of Investments Act, 1986 referred to above are exempted from income tax in Malaysia in the hands of shareholders.  Income tax will not be deducted from these dividends. In addition, the amount of any reinvestment allowance, which is restricted to 70% of statutory business income, utilized during a year of assessment is exempt from tax and will be credited to an exempt income account from which tax exempt dividends can be paid. Dividends paid out of the tax exempt accounts may be made without deduction of tax.

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

	As of and For the Year Ended December 31,
	2004	2005	2006
	(in millions)
Net income (loss):
ROC GAAP	$25.1	$(35.5)	$150.8
U.S. GAAP	17.9	(35.4)	117.3
Shareholders’ equity:
ROC GAAP	$599.6	$558.2	$843.1
U.S. GAAP	527.2	495.5	633.1

Note 24 to our consolidated financial statements included in this annual report provides a description of the principal differences between ROC GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of select items, including net income and shareholders’ equity. Significant differences between ROC GAAP and U.S. GAAP, which have a material effect on our net income as reported under ROC GAAP, include impairment of goodwill and compensation expense pertaining to bonuses to employees, directors and supervisors.

On January 1, 2002, we adopted U.S. SFAS No. 142, “Goodwill and other Intangible Assets,” which requires that goodwill no longer be amortized, and instead, be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  In conjunction with the implementation of U.S. SFAS No. 142, we completed a goodwill impairment review as of January 1, 2002 in accordance with the provision of the standard and found no impairment.  U.S. SFAS No.142 also required companies to discontinue amortizing goodwill and other intangible assets with indefinite lives beginning January 1, 2002.  This resulted in a decrease in amortization of approximately $10.1 million, $10.1 million and $5.0 million, respectively, for 2003, 2004 and 2005, which continued to be recorded for ROC GAAP purposes through 2005, after which goodwill amortization is no longer required under ROC GAAP.  In 2004, we recognized an impairment loss of $41.5 million under U.S. GAAP related to goodwill from our purchase of shares of ISE Labs.  In 2005 and 2006, we found no impairment under U.S. GAAP.

For the year ended December 31, 2004, we adopted ROC SFAS No. 35, “Accounting for Asset Impairment.” Under ROC SFAS No. 35, goodwill is evaluated at least annually to determine if it is impaired. As a result of our annual impairment review, under ROC GAAP we recognized an impairment loss of $26.5 million on goodwill from our purchase of shares of ISE Labs in 2004. We did not record any impairment charge for goodwill in 2005 and 2006. See notes 2 and 11 to our consolidated financial statements included in this annual report.

Under U.S. GAAP, an impairment loss is recognized when the carrying amount of an asset or a group of assets is not recoverable from the expected future cash flows and the impairment loss is measured as the difference between the fair value and the carrying amount of the asset or group of assets.  The impairment loss is recorded in earnings and cannot be reversed subsequently.

Under ROC GAAP, effective January 1, 2005, we are required to recognize an impairment loss when an indication is identified that the carrying amount of an asset or a group of assets is not recoverable from the expected future cash flows.  However, if the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain.  The adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Under U.S. GAAP, effective January 1, 2002, long-lived assets (excluding goodwill and other indefinite lived assets) we hold and use are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

On December 31, 2004, we adopted ROC SFAS No. 35 to account for impairment of long-lived assets for ROC GAAP purposes.  Similar to U.S. SFAS No. 144 in principal, ROC SFAS No. 35 requires us to analyze for impairment when there is an indication that the carrying amount of an asset may not be recoverable.  However, ROC SFAS No. 35 differs from U.S. SFAS No. 144 in the following aspects: (1) the determination of impairment is based on discounted cashflows and (2) previously recorded impairment can be reversed up to the net book value of the long-lived assets as if no impairment loss was recorded.

Prior to January 1, 2005, we followed U.S. GAAP in accounting for impairment of long-lived assets for ROC GAAP purposes.

In 2005, we recognized a loss of $52.0 million on damage to our property, plant and equipment caused by a fire at our production lines in Chung Li, Taiwan.  In 2006, we reversed $5.6 million of impairment loss recognized in 2005 under ROC GAAP due to an increase in the estimated service potential of the relevant assets.  See note 21 to our consolidated financial statements included in this annual report.  Reversal of the amount is not allowed under U.S. GAAP.  See note 24 to our consolidated statements included in this annual report for a reconciliation of the differences in the cost basis of these damaged machinery and associated depreciation expense.

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

Recent U.S. GAAP Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements.  It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by us in fiscal 2007.  The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption.  We are currently evaluating the effect that the adoption of FIN 48 will have on our results of operations and financial position, and are not yet in a position to determine such effects.

In September 2006, the FASB issued U.S. SFAS No. 157, “Fair Value Measurements” (“U.S. SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  U.S. SFAS No. 157 does not require any new fair value measurements, but brings up guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.  This statement is effective for us beginning January 1, 2008.  We are currently assessing the potential impact that the adoption of U.S. SFAS No. 157 will have on our results of operations and financial position, and are not yet in a position to determine such effects.

In September 2006, the FASB issued U.S. SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 132R” (“U.S. SFAS No. 158”).  Provisions with respect to the recognition of an asset and liability related to the funded status and the changes in the funded status be reflected in comprehensive income are effective for fiscal years ending after December 15, 2006 and the change in measurement date provisions is effective for fiscal years ending after December 15, 2008.  U.S. SFAS No. 158 also requires the measurement date of the plan’s funded status be the same as the Company’s fiscal year-end.  We adopted all requirements of U.S. SFAS No. 158 in 2006.  Upon the adoption of U.S. SFAS No. 158, we recognized a decrease to accumulated other comprehensive income of $1.7 million in 2006.

For information on other recent U.S. GAAP accounting pronouncements, see note 25 to our consolidated financial statements included in this annual report.

LIQUIDITY AND CAPITAL RESOURCES

Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of our camera module assembly operations as discontinued operations.  Information from our consolidated statements of cash flows was appropriately not adjusted.  See “—Discontinued Operations.”

We have historically met a significant portion of our cash requirements from cash generated from operations. In addition, we have generated cash from the exercise of stock options granted under our various share option plans. From time to time, we have incurred short-term and long-term indebtedness, including operating lease obligations. Our primary uses of cash have been to fund capital expenditures related to the expansion of our facilities and operations and for working capital requirements. If adequate funds are not available on satisfactory terms, we may be forced to curtail our expansion plans.  Moreover, our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our testing and packaging services, which in turn may be affected by several factors.  Many of these factors are outside of our control, such as economic downturns and declines in the prices of our services caused by a downturn in the semiconductor industry. See “Item 3.  Key Information––Risk Factors––Risks Relating to Our Business—Our operating results are subject to significant fluctuations, which would adversely affect the market value of your investment.”  The average selling prices of our testing and packaging services are likely to be subject to further downward pressure in the future.  To the extent we do not generate sufficient cash flow from our operations to meet our cash requirements, we will have to rely on external financing.  Our cash and cash equivalents are primarily held in Malaysian ringgit, U.S. dollars and NT dollars.

Net cash provided by operating activities amounted to $252.8 million for 2006, partially as a result of adjusting for non-cash depreciation and amortization of $120.6 million and gain of $32.1 million on insurance settlement and impairment recovery in connection with the fire damage incurred in 2005. Net cash provided by operating activities amounted to $170.1 million for 2005, partially as a result of adjusting for non-cash depreciation and amortization of $154.3 million and loss on fire damage of $42.1 million. Net cash provided by operating activities amounted to $153.7 million for 2004, partially as a result of adjusting for non-cash depreciation and amortization of $164.9 million. The increase in net cash provided by operating activities in 2006 compared to 2005 was primarily due to a significant increase in net income to $150.8 million in 2006 compared to a net loss of $35.5 million in 2005, partially offset by a non-cash gain on insurance settlement and impairment recovery of $32.1 million in 2006 compared to a non-cash loss on fire damage of $42.1 million in 2005. The increase in net cash provided by operating activities in 2005 compared to 2004 was primarily a result of loss on fire damage of $42.1 million in 2005. Depreciation and amortization decreased in 2005 compared to 2004 due primarily to a net decrease in testing and assembly equipment in 2005.

Net cash used in investing activities was $121.6 million in 2006 as compared to net cash provided by investing activities of $13.8 million in 2005.  This primarily reflected the acquisition of available-for-sale financial assets, as well as an increase in acquisitions of machinery and equipment. Net cash provided by investing activities increased to $13.8 million in 2005 from net cash used in investing activities of $253.6 million in 2004.  This increase reflected a decrease in the acquisition of machinery and equipment and long-term investments and the disposal of short-term investments and machinery and equipment.

Net cash used in financing activities amounted to $184.4 million.  This amount primarily reflected decreases in long-term debt.  Net cash used in financing activities in 2005 amounted to $84.4 million.  This amount primarily reflected net decreases in long-term and short-term debt. Net cash provided by financing activities in 2004 amounted to $69.4 million.  This amount primarily reflected net increases in short-term and long-term debt.

We incurred capital expenditures of $87.4 million in 2006, $50.7 million, which included the exchange of assets worth $2.8 million in 2005 and $210.7 million in 2004. These expenditures were incurred primarily for the acquisition of new testing and packaging equipment and the expansion of existing facilities. As of December 31, 2006, we had commitments of $52.0 million for capital expenditures. We have projected capital expenditures in 2007 of less than $70 million, primarily in connection with the acquisition of additional testing and packaging equipment and facility improvement. However, the actual amount of capital expenditures may vary from those budgeted for a variety of reasons, including changes in market conditions, unavailability or changes in scheduled delivery of specific equipment, changes in interest rates and other factors. In addition, we expect to continue to expand capacity in future periods. We expect to finance these expenditures from cash flow from operations and, when necessary, through debt or equity financing.

As of December 31, 2006, our primary source of liquidity was $89.7 million of cash. As of December 31, 2006, we had total availability under existing short-term lines of credit of approximately $191.6 million, none of which was outstanding.  As of December 31, 2006, we had working capital of $202.8 million.

Our long-term liabilities consist primarily of bank loans.  As of December 31, 2006, we had outstanding long-term debt of $85.7 million, less current portion of $34.4 million, and remaining availability of $96.4 million under our long-term credit facilities. Our long-term bank loans carried variable interest rates which ranged between 2.25% and 6.23% per year as of December 31, 2006, as compared to 1.98% and 5.73% per year as of December 31, 2005. We have pledged a portion of our assets, with a carrying value of $12.6 million and $31.9 million as of December 31, 2006 and 2005, respectively, to secure our obligations under our long-term facilities.

In November 2005, ASE Inc. and ASE Test Taiwan entered into a $100.0 million three-year revolving receivables acquisition with ABN Amro Bank N.V., Taipei Branch whereby ASE Inc. and ASE Test Taiwan agree to sell and ABN Amro Bank N.V., Taipei Branch agrees to buy certain eligible receivables.  The credit line under this facility was increased to $200.0 million in June 2006. The total accounts receivable sold under this facility as of December 31, 2005 and 2006 by ASE Test Taiwan was $9.5 million and $12.5 million, respectively. See “—Off-Balance Sheet Arrangements.”

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

ASE Test Finance Limited financed the redemption and cancellation of the convertible notes through a syndicated credit facility and a loan from J&R Holding Limited, a subsidiary of ASE Inc. that holds our shares.  In June 2003, ASE Test Finance Limited entered into a five-year syndicated credit facility, for which the total reviewed commitments under the facility amounted to $150.0 million. The loan is specified for use in the redemption of the convertible notes issued in 1999. It is repayable in semi-annual installments from June 2005 to June 2008 and bore interest of 3.63% in 2004 and 5.73% in 2005. We, our 99.99%-owned subsidiary, ASE Test Taiwan, and ASE Inc. have guaranteed ASE Test Finance Limited’s payment obligations under the facility. Under the guaranty, we are required to maintain certain financial ratios and our tangible net worth shall not be less than $400 million at any time. In August 2003, ASE Test Finance Limited obtained a loan of $60.0 million from J&R Holding Limited, in connection with the redemption of the convertible notes issued in 1999. The loan was originally due in February 2005 but was repaid in full in July 2004. In connection with the repayment of the loan to J&R Holding Limited, in June 2004, we entered into a two-year revolving loan facility agreement for $30.0 million which was guaranteed by ASE Test Taiwan and bears interest at 3.299%. Also in connection with the repayment of the loan to J&R Holding

Limited, ASE Test Finance Limited entered into a credit facility for $30.0 million which was guaranteed by us and ASE Inc. and bears interest at 3.516%. Both of these loans were repaid in full in 2005.

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

We and our subsidiaries have on occasion failed to comply with certain financial covenants in some of our loan agreements as a result of reduced levels of operating cash flow due primarily to a downturn in the worldwide semiconductor industry that commenced in the fourth quarter of 2000, although our cash flow has subsequently improved.  Such noncompliance may also have, through broadly worded cross-default provisions, resulted in defaults under some of the agreements governing our other existing debt.  We and our subsidiaries obtained waivers from the relevant lenders relating to such noncompliance. Such noncompliance has not had any significant effect on our ability to repay or refinance amounts due in respect of our existing debt.  For these and other reasons, including our financial condition and our relationship with our lenders, no lender has to date sought and we do not believe that any of our lenders would seek to declare a default or enforce remedies in respect of our existing debt, as a result of cross-default provisions or otherwise.  As of December 31, 2004, 2005 and 2006, the Company was in compliance with its financial and non-financial covenants.

We believe that our existing cash, marketable securities, expected cash flow from operations and existing credit lines will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements through the end of 2007.  We currently hold cash primarily in Malaysian ringgit, U.S. dollars and NT dollars, in addition to other currencies from time to time. We have contractual obligations of $121.8 million due in the next three years. We intend to meet our payment obligations through expected cash flow from operations, long-term debt and the issuance of additional equity or equity-linked securities. We will continue to evaluate our capital structure and may decide from time to time to increase or decrease our financial leverage through equity offerings or debt borrowings. The issuance of additional equity or equity-linked securities may result in additional dilution to our shareholders.

From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment, acquisition or divestment. We believe that after taking into account amounts available under existing banking facilities, we will have adequate working capital to meet our current requirements.

Our treasury team, under the supervision of our chief financial officer, is responsible for setting our funding and treasury policies and objectives.  Our exposure to financial market risks relate primarily to changes in interest rates and foreign currency exchange rates.  To mitigate these risks, we utilize derivative financial instruments, the application of which is primarily to manage these exposures, and not for speculative purposes. As of December 31, 2006, we had no outstanding interest rate swap transactions. We have entered into foreign currency option contracts to hedge our existing assets and liabilities denominated in foreign currencies and identifiable foreign currency purchase commitments. As of December 31, 2006, we had approximately $42.0 million of forward contracts outstanding.  See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Rate Risk.”

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

As of December 31, 2006, we employed 335 professionals in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals. We incurred research and development expenditures of $23.2 million, $25.0 million and $20.7 million in 2004, 2005 and 2006, representing approximately 5.4%, 5.9% and 4.0% of our net revenues, respectively. We have historically expensed all research and development costs as incurred, and none is currently capitalized. ASE Inc. has historically shared its research and development relating to our packaging operations with ASE Test Malaysia at no cost. While such arrangements are expected to continue in the future, no assurances can be given that ASE Inc. will continue providing research and development at no cost, or at all.

OFF-BALANCE SHEET ARRANGEMENTS

ASE Inc. and ASE Test Taiwan entered into a $100.0 million, three-year revolving accounts receivable securitization agreement with a bank. The credit line under this facility was increased to $200.0 million in June 2006. The agreement serves to increase ASE Inc.’s and ASE Test Taiwan’s financing flexibility and to meet working capital requirements. Under the agreement, ASE Inc. and ASE Test Taiwan sold accounts receivable that meet certain eligibility requirements to the bank, which issued securities to third parties backed by the accounts receivable transferred to the bank. Proceeds received from the bank equaled the net carrying value of the sold accounts receivable, less a deferred purchase price receivable at 20% of such receivables, a guarantee deposit, a program fee and other related expenses. At the time of the sale, ASE Inc. and ASE Test Taiwan lost control over the accounts receivable. After the transfer of the accounts receivable, ASE Inc. and ASE Test Taiwan continue to service, administer and collect the accounts receivable on behalf of the bank. ASE Inc. and ASE Test Taiwan collect on the initial accounts receivable sold and transfer new accounts receivable meeting the eligibility requirements with a similar value to replace the collected accounts receivable. This securitization of accounts receivable resulted in an increase in our cash inflow of $9.4 million for 2005 and $12.3 million for 2006.

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

ASE Inc. and ASE Test Taiwan de-recognized accounts receivable at 80% of the carrying value, representing the portion of the sold accounts receivable on which ASE Inc. and ASE Test Taiwan lost control at the time of transfer to the bank. If ASE Inc. or ASE Test Taiwan maintains any control over these sold accounts receivable after the initial sale, the sale of these accounts receivable will no longer qualify as an off-balance sheet transaction and the total proceeds receivable from the bank would have to be recorded as borrowings in our consolidated financial statements. See notes 2 and 7 to our consolidated financial statements included in this annual report.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations with definitive payment terms which will require significant cash outlays in the future, as of December 31, 2006.

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Long-term Debt(1)	$105.0	$20.2	$53.6	$31.2	$—
Capital (Finance) Lease Obligations(1)(2)	15.1	14.2	0.9	—	—
Operating Lease Obligations(3)	36.8	20.1	12.8	3.9	—
Purchase Obligations	—	—	—	—	—
Total (4)(5)(6)	$156.9	$54.5	$67.3	$35.1	$—

(1)	Excludes interest payments.
(2)
Capital lease obligations represent our commitment for leases of equipment. The obligations are included in the consolidated financial statements. For additional details, see note 20 to our consolidated financial statements included in this annual report.

(3)
Represents our commitments under leases for land, machinery and equipment such as testers, and office buildings and equipment. See note 20 to our consolidated financial statements included in this annual report.

(4)
Excludes payments that vary based upon our net sales or sales volume such as commissions and service fees payments to outside sales agencies. Commissions and service fees expenses in 2006 were approximately $6.6 million. See “Item 4. Information on the Company—Business Overview—Sales and Marketing.”

(5)
Excludes commitments to purchase equipment of approximately $50.2 million, as of December 31, 2006, which are not legally binding but which we intend to execute and therefore will likely represent a future cash outflow, and commitments for construction of a building of approximately $1.4 million, of which $0.4 million had been paid as of December 31, 2006. For additional details, see note 20 to our consolidated financial statements included in this annual report.

(6)
Minimum pension funding requirements are not included since such amounts have not been determined. We made pension contributions of approximately $0.5 million, $0.6 million and $0.6 million in 2004, 2005 and 2006, respectively, and we estimate that we will contribute approximately $0.6 million in 2007. For additional details regarding our pension plan, see note 14 to our consolidated financial statements included in this annual report.

While we have guaranteed the $78.0 million credit facility of our wholly-owned subsidiary, ASE Test Finance Limited, as described above in “—Liquidity and Capital Resources,” we have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of third parties.  In addition, we do not have any written options on non-financial assets.

Item 6.  Directors, Senior Management and Employees.

DIRECTORS AND SENIOR MANAGEMENT

Directors

The following table sets forth information with respect to our directors as of April 30, 2007. Except for Mr. Jeffrey Chen and Mr. Joseph Tung, whose terms have no expiration date, the current term of our directors expires on the date of the annual general shareholders’ meeting in June 2008.

Name	Age	Position	Date of First Appointment
Jason C.S. Chang	62	Chairman and Chief Executive Officer	June 1996
Richard H.P. Chang	60	Vice Chairman	June 1996
Raymond Lo	53	Director, President and President, ASE Test Taiwan	May 2001
Joseph Tung	48	Director	February 1996
Jeffrey Chen	43	Director	March 1998
Freddie Liu	42	Director	October 2004
Chin Ko-Chien	61	Director	June 1996
Alan Cheng	61	Director	June 1999
Sim Guan Seng	47	Director	February 1996
Albert C.S. Yu	54	Director	June 1996
David D.H. Tsang	65	Director	June 1996

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

Jeffrey Chen has served as a director of our company since 1998 and a director of ASE Inc. since June 2003. He served as our Chief Financial Officer from July 1998 to August 2002.  Mr. Chen is also a Vice President of ASE Inc. Prior to joining ASE Inc., Mr. Chen worked in the corporate banking department of Citibank, N.A., in Taipei and as a Vice President of corporate finance at Bankers Trust in Taipei, Taiwan. He holds a degree in finance and economics from Simon Fraser University in Canada and a master’s degree in business administration from the University of British Columbia in Canada.

Freddie Liu has served as a director of our company since October 2004 and has also served as the Financial Controller of the ASE Group since August 2002 and the Chief Financial Officer of ASE Test Limited from March 2004 to January 2007.  Mr. Liu joined the ASE Group in February 1997.  Prior to joining the ASE Group, Mr. Liu was a Vice President of corporate banking at Citibank, N.A. in Taipei.  He holds a degree in diplomacy from the National Chengchi University in Taiwan and a master’s degree in business administration from the University of Michigan.

Chin Ko-Chien has served as a director of our company since 1996 and a director of ASE Test Taiwan since December 1994. Mr. Chin is also a supervisor of ASE Inc., where he worked from March 1984 to April 2006. He holds a degree in marine engineering from the National Taiwan Ocean University in Taiwan.

Alan Cheng has served as a director of our company since 1999 and is the Chairman of H.R. Silvine Electronics, Inc., as well as a director of ASE Inc. and Hung Ching Development & Construction Co., Ltd., an affiliate of ASE Inc. Mr. Cheng holds a degree in industrial engineering from Chung Yuan Christian University in Taiwan and a master’s degree in industrial engineering from Rhode Island University.

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

Executive Officers

The following table sets forth information with respect to our executive officers as of April 30, 2007.

Name	Age	Position
Jason C.S. Chang	62	Chairman and Chief Executive Officer
Raymond Lo	53	President and President, ASE Test Taiwan
Kenneth Hsiang	37	Chief Financial Officer, President, ISE Labs
Lee Kwai Mun	45	President, ASE Test Malaysia
Tien Wu	49	Chief Executive Officer, ISE Labs

Jason C.S. Chang.  See “—Directors.”

Raymond Lo.   See “—Directors.”

Kenneth Hsiang has served as our Chief Financial Officer since January 2007 and the President of ISE Labs since June 2004.  Since joining ASE in 1999, Mr. Hsiang has worked in various financial and strategic planning roles within in the ASE Group.  Prior to joining the ASE Group, Mr. Hsiang held various positions at Connetics and Price Waterhouse LLP.  Mr. Hsiang is a Certified Public Accountant in California and holds bachelors degrees in economics and rhetoric from the University of California, Berkeley. Mr. Hsiang is the nephew of the wife of Jason C.S. Chang, our Chairman.

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

COMPENSATION

The aggregate cash compensation paid in 2006 to our directors and executive officers was approximately $1.7 million. In 2006, we accrued pension costs of $0.3 million for retirement benefits for our executive managers. We did not pay any remuneration in kind to our directors, supervisors or executive officers in 2006.

Share Option Plans

We currently maintain three option plans, which included plans adopted in 1999, 2000, and 2004. Under our share option plans, our directors, employees, advisers, consultants and our affiliates, some of whom serve as ASE Inc.’s directors, supervisors and employees, may, at the discretion of a committee of our board of directors administering the plan, be granted options to purchase our shares at an exercise price of no less than their market value on the date of grant. The committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each grant, the vesting schedule for each option grant and the maximum term for which each granted option is to remain outstanding, up to a maximum term of ten years. Our board of directors may amend or modify the plans at any time. As of December 31, 2006, an aggregate of 16,500,000 of our shares had been reserved for issuance and 10,325,038 options to purchase our shares remained outstanding under our various option plans. An aggregate of 4,985,000 options (of which 4,404,500 were outstanding as of December 31, 2006) had been granted to our directors and executive officers. Options granted under the various plans are exercisable at an exercise price ranging from $5.5 to $25.00 per share.

ASE Inc. currently maintains two option plans, which include plans adopted in 2002 and 2004. Pursuant to these plans, full-time employees of ASE Inc. as well as the full-time employees of ASE Inc.’s domestic and foreign subsidiaries are eligible to receive stock option grants. Each option entitles the holder to purchase one common share of ASE Inc. at a price equal to the closing market price on the date of the option issuance, such exercise price being subject to retroactive adjustment in the event of certain capital transactions in subsequent periods.  Each option is exercisable upon vesting for five years.  Forty percent of the options originally granted vest upon the second anniversary of the grant date, and an additional 10% of the options originally granted vest every six months thereafter.  Each option expires at the end of the 10th year following its grant date.  The options are generally not transferable. As of December 31, 2006, ASE Inc. had granted a total of 159,968,000 options under the 2002 plan, 145,989,000 of which were granted at an original exercise price of NT$20.80 per share (currently adjusted to NT$16.10 per share) and 13,979,000 of which were granted at an original exercise price of NT$24.60 per share (currently adjusted to NT$21.00 per share). As of December 31, 2006, ASE Inc. had granted a total of 139,917,000 options under the 2004 plan, 124,917,000 of which were granted with an original exercise price of NT$26.60 per share (currently adjusted to NT$22.70 per share) and 15,000,000 of which were granted at an original exercise price of NT$20.55 per share (currently adjusted to NT$18.60 per share).  In 2004, ASE Inc. granted 10,425,000 options to our directors and executive officers.  In 2005 and 2006, ASE Inc. did not grant any options to our directors and executive officers.

Bonus Plans

We award bonuses to our employees at ASE Test Taiwan based on overall income and individual performance targets. All our employees at ASE Test Taiwan are eligible to receive bonuses. Our employees at ASE Test Taiwan received cash bonuses of an aggregate of $2.2 million and $3.8 million in 2004 and 2005, respectively.  In 2006, we did not distribute cash bonuses to our employees at ASE Test Taiwan.

Starting in 1994, ASE Inc. included employees of its subsidiaries in Taiwan in its existing employee bonus plan.  Pursuant to this arrangement, our employees in Taiwan are eligible for cash and share bonuses based on ASE Inc.’s consolidated net income and our contribution to its consolidated net income. We did not contribute to the plan in 2004, 2005 and 2006. Bonuses are given in cash and ASE Inc.’s common shares, valued at par value of NT$10 per share, at the discretion of ASE Inc. Actual amounts of bonuses to individual employees are determined based upon the employee meeting specified individual performance objectives.  ASE Inc. granted an aggregate of 1,737,586 shares in 2004 as share awards to our employees with a fair market value at the date of our shareholders’ approval of $1.1 million. It granted an aggregate of 3,539,787 shares in 2005 as share awards to our employees with a fair market value at the date of our shareholders’ approval of $2.7 million.  ASE Inc. did not grant share awards in 2006.  Share bonuses which are valued at par value of NT$10 are charged against retained earnings under ROC GAAP after such appropriations are formally approved by the shareholders in the following year.  Under U.S. GAAP, such bonuses are charged against income currently in the year earned.  Shares issued as part of these bonuses are recorded at fair market value.  Since the amount and form of such bonuses are not usually determinable until the shareholders’ meeting in the subsequent year, the total amount of the aforementioned bonuses is initially accrued based on management’s estimate regarding the amount to be paid in accordance with our Memorandum and Articles of Association.  Any difference between the initially accrued amount and the fair market value of the bonuses upon the issuance of shares is recognized in the year of approval by shareholders. Because these were shares of ASE Inc., the issuance of these shares will not have a dilutive effect on our shareholders.

Pension Plan

ASE Test Taiwan has a defined benefit pension plan covering participating regular employees. Retirement benefits are based on length of service and average salaries or wages in the last six months before retirement. Under this defined benefit pension plan, ASE Test Taiwan makes monthly contributions, at 2% of salaries and wages, to a pension fund which is deposited in the name of, and administered by, the employees’ pension plan committee. Under the ROC Labor Pension Act, effective July 1, 2005, employees of ROC companies, including ASE Test Taiwan, may elect to participate in a “portable” defined contribution pension plan under the new law instead of the defined benefit pension plan.  Under the ROC Labor Pension Act, all ROC companies to contribute at least 6% of participating employees’ monthly salaries to the pension fund accounts of such employees. Most of the employees of ASE Test Taiwan have elected to participate in the portable defined contribution pension plan under the ROC Labor Pension Act. Employees hired after the effectiveness of the new law participate in the new portable pension plans.  See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Pension Plan” and note 14 of the notes to our consolidated financial statements included in this annual report.  Our accrued pension cost was $5.1 million, $6.4 million and $6.6 million as of December 31, 2004, 2005 and 2006, respectively.

ISE Labs has a defined “401k” contribution savings plan for eligible employees that permits employees to make contributions up to the maximum limits allowable under Internal Revenue Code Section 401k.  ASE Test Malaysia and ASE Singapore Pte. Ltd. also have defined contribution plans.

BOARD PRACTICE

Audit Committee

Our board of directors established an audit committee in June 2002. The audit committee is appointed by the board of directors and currently consists of Alan Cheng, who is an independent director and financially literate with accounting or related financial management expertise. The audit committee has responsibility for, among other things, overseeing the qualifications, independence and performance of our independent registered public accounting firm and the integrity of our financial statements.

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

Pursuant to Nasdaq rules, companies must have an audit committee charter that meets certain requirements. Our audit committee charter does not satisfy all the requirements of the Nasdaq rules. Our audit committee charter satisfies the requirements of the Rule 10A-3 of the Exchange Act. Pursuant to Nasdaq rules, the audit committee charter must specify the audit committee’s responsibility for ensuring its receipt from the independent registered public accounting firm of a formal written statement delineating all relationships between the independent registered public accounting firm and the company and the audit committee’s responsibility for actively engaging in a dialogue with the independent registered public accounting firm with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and for taking, or recommending that the full board take, appropriate action to oversee the independence of the independent registered public accounting firm. As permitted by home-country practice, our audit committee charter satisfies the requirements of Rule 10A-3 of the Exchange Act and provides that our audit committee is responsible for assessing and overseeing the independence of our independent registered public accounting firm.

Pursuant to Nasdaq rules, companies are required to solicit proxies and provide proxy statements for all shareholder meetings and furnish copies of such proxy solicitation to Nasdaq. Under Singapore law, we are only required to send notices of general meetings of shareholders in the manner prescribed by our Articles of Association and the Singapore Companies Act and such notices have to contain a statement as to the rights of shareholders to appoint proxies to attend and vote. Under Singapore law, we are not required to solicit proxies in connection with our shareholder meetings. We distribute notices of our shareholder meetings along with a proxy statement and proxy cards to shareholders.

EMPLOYEES

We had 9,201, 5,630 and 5,302 employees as of December 31, 2004, 2005 and 2006, respectively.  The following table sets forth certain information concerning our employees as of the dates indicated:

	As of December 31,
	2004	2005	2006

Total	9,201	5,630	5,302
Function
Direct labor	5,833	2,850	2,697
Indirect labor	2,150	1,663	1,657
Selling, general and administrative	729	656	613
Research and development	489	461	335
Location
Taiwan	2,906	2,693	2,449
Malaysia	5,787	2,437	2,259
United States	195	197	202
Hong Kong	9	0	0
Singapore	304	303	392

Our employees are not covered by any collective bargaining agreements. We have not experienced any strikes or work stoppages by our employees and believe that our relationship with our employees is good. Eligible employees may participate in the ASE Inc. employee share bonus plan and stock option plan as well as our share option plans.  See “—Compensation.”

SHARE OWNERSHIP

The following table sets forth certain information with respect to our directors and officers as of April 30, 2007.

Officer or Director	Number of Ordinary Shares Held	Percentage of Total Ordinary Shares Issued and Outstanding	Number of Options Held(1)	Exercise Price of Options ($)	Expiration Date of Options
Jason C.S. Chang	183,908	0.2%	2,240,000	8.875 – 20.00	8/10/09 – 12/11/13
Richard H.P. Chang	1,046,276	1.0%	1,260,000	6.10 – 20.00	8/10/09 − 12/11/13
Raymond Lo	—	—	*	6.10 – 25.00	8/10/2009 – 12/11/2013
Joseph Tung	143,000	0.1%	*	6.10 – 12.95	1/5/2011 – 12/11/2013
Jeffrey Chen	—	—	*	6.10 – 12.95	1/5/2011 – 12/11/2013
Freddie Liu	16,000	†	*	8.875 – 20.00	8/10/2009 – 12/11/2013
Chin Ko-Chien	4,672	†	*	6.10 – 12.95	1/5/2011 – 12/11/2013
Alan Cheng	—	—	*	6.10 – 9.00	11/13/2011 – 11/7/2012
Sim Guan Seng	—	—	—	—	—
Albert C.S. Yu	45,176	†	*	6.10 – 9.00	11/13/2011 – 11/7/2012
David D.H. Tsang	—	†	*	6.10 – 9.00	11/13/2011 – 11/7/2012
Lee Kwai Mun	—	—	40,000	9.79	4/18/2016
Tien Wu	11,000	†	*	8.875 – 25.00	8/10/2009 – 12/11/2013
Kenneth Hsiang	—	—	40,000	8.875 – 20.00	8/10/2009 – 12/11/2013

(1)	Each option covers one ordinary share.
*	The sum of the number of options held and the number of options issuable upon exercise of all options held is less than 1% of our total outstanding common shares.
†	Percentage is less than 0.1%.

As of April 30, 2007, our directors and executive officers as a group held options covering an aggregate of 4,910,000 shares, of which options with respect to 4,512,000 shares were exercisable as of that date.

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

As of April 30, 2007, ASE Inc. indirectly owned approximately 50.9% of our outstanding shares through two wholly-owned Bermuda subsidiaries, J&R Holding Limited and ASE Holding Limited.  ASE Inc., as our major shareholder, does not have voting rights different from other shareholders.  However, as a result of ASE Inc.’s substantial share ownership, it is in a position to control actions that require shareholders’ approval, including the timing and payment of dividends and the election of our entire board of directors.  See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our interests may conflict with those of our controlling shareholder, who may take actions that are not in our shareholders’ best interest.”

The following table sets forth certain information regarding (1) ownership of our shares by each person who is known to us to be the owner of more than 5% of our shares and (2) ownership of our shares by our directors and executive officers as a group, as of April 30, 2007.

Identity of Person or Group	Number of Shares Owned	Percent Owned
ASE Inc.(1)	50,985,143(1)	50.9%
Directors and executive officers as a group(2)	1,450,032	1.4%

(1)	Owned through J&R Holding Limited and ASE Holding Limited, wholly-owned subsidiaries of ASE Inc.
(2)
Excludes shares issuable under currently exercisable options and shares held directly by J&R Holding Limited and ASE Holding Limited, which certain directors and executive officers may be deemed to beneficially own.

As of May 31, 2007, 100,399,628 of our shares were outstanding. We believe that, of such number, approximately 23.5 million shares were held by approximately 1,891 holders in the United States.

Other than:

•	FMR Corp. becoming the beneficial owner of more than 5% of our shares in 2005, and ceasing to be the beneficial owner of more than 5% of our outstanding ordinary shares in 2006; and

•	Wasatch Advisors, Inc. becoming the beneficial owner of more than 5% of our shares in 2005, and ceasing to be the beneficial owner of more than 5% of our outstanding ordinary shares in 2006;

there were no changes in our major shareholders or significant changes in the percentage ownership of any of our major shareholders in 2004, 2005 and 2006.

RELATED PARTY TRANSACTIONS

ASE Inc. and ASE Test Taiwan from time to time jointly market turnkey services provided at their respective Taiwan facilities. We expect that in future periods a significant portion of our net revenues from testing services will continue to be derived from customers who are also customers of ASE Inc.

In recent years, ASE Inc. has made awards of its shares to our employees at ASE Test Taiwan as part of their compensation, based in part on the consolidated net income of ASE Inc. and our contribution to the consolidated income. In 2004, ASE Inc. granted 1,737,586 shares as stock awards to our employees at ASE Test Taiwan with a fair market value at the time of our shareholders’ approval of $1.1 million. In 2005, ASE Inc. granted 3,539,787 shares as stock awards to our employees at ASE Test Taiwan with a fair value at the time of our shareholders’ approval of $2.7 million. ASE Inc. granted no shares as stock awards to employees of ASE Test Taiwan in 2006.

ASE Test Taiwan has historically charged ASE Inc. fees for the testing of semiconductors packaged for a small number of customers that prefer to be billed through ASE Inc. for testing services performed by ASE Test Taiwan. These fees amounted to $16.8 million, $44.6 million and $45.1 million in 2004, 2005 and 2006, respectively.

ASE Test Malaysia has historically purchased a portion of the raw materials used in its packaging operations, principally leadframes and substrates, from ASE Inc.  Such purchases amounted to $2.7 million, $5.4 million and $3.2 million in 2004, 2005 and 2006, respectively.  In addition, ASE Test Malaysia also purchased raw materials, principally leadframes and substrates, from ASE Material before it was merged into ASE Inc. on August 1, 2004. In 2004, the aggregate amount of such purchases from ASE Material was $3.4 million. Sales of raw materials by ASE Inc. and ASE Material to ASE Test Malaysia have been and continue to be typically made at prevailing market prices.

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

In July 2004, ASE Inc., through its subsidiary J&R Holding Limited, purchased all of the outstanding shares of ASE (U.S.) Inc. from Y.C. Hsu, ASE (U.S.) Inc.’s sole shareholder, for a purchase price of $4.6 million. ASE (U.S.) Inc. is now ASE Inc.’s wholly-owned subsidiary. In 2004, 2005, and 2006 we paid $7.0 million, $7.7 million, and $5.0 million, respectively, in fees and service charges to ASE (U.S.) Inc.

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

Dividends And Dividend Policy

To date, we have not distributed any dividends. We intend to retain our earnings to finance the development and expansion of our business and operations. We do not intend to pay cash dividends in 2006.  See “Item 10. Additional Information—Memorandum and Articles of Association—Dividends” and “Item 10. Additional Information—Memorandum and Articles of Association—Stock Dividends and Rights Issue” for a description of the provisions of our Memorandum and Articles of Association relating to dividend distributions.

SIGNIFICANT CHANGES

Other than as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of the annual financial statements.

Item 9.  The Offering and Listing.

OFFERING AND LISTING DETAILS

Our shares are traded on the Nasdaq Global Market under the symbol “ASTSF.” Public trading of our shares commenced on June 6, 1996. Prior to that time, there was no public market for our shares. The following table sets forth the high and low sales prices for the shares for the periods indicated as reported by the Nasdaq Global Market for the periods indicated.

	Ordinary Share Price
	High	Low
2002	$16.68	$2.88
2003	15.00	2.58
2004	16.30	4.40
2005	8.37	4.50
First Quarter	6.98	4.50
Second Quarter	6.97	4.65
Third Quarter	8.37	5.49
Fourth Quarter	8.15	5.33
2006	11.85	6.65
First Quarter	9.85	6.65
Second Quarter	11.85	8.10
Third Quarter	9.78	7.21
Fourth Quarter	11.68	7.92
December	11.23	9.73
2007
First Quarter	11.96	10.15
January	11.73	10.15
February	11.96	10.76
March	11.96	10.86
Second Quarter (through May 31)	13.01	11.43
April	13.01	11.43
May	13.00	11.86

Source: Nasdaq Global Market database

The last reported sale price of the shares on the Nasdaq Global Market as of May 31, 2007 was $12.89. As of April 30, 2007, there were 22 members who were holders of record of our shares.

Taiwan depositary shares, or TDSs, representing our ordinary shares are listed on the Taiwan Stock Exchange. The Taiwan Stock Exchange is an auction market where securities traded are priced according to supply and demand through announced bid and ask prices. Each TDS represents .0125 of one share and has undergone corresponding stock splits effected on February 8, 1998 and April 4, 1999. In limited circumstances, shareholders may deposit shares in exchange for TDSs, subject to certain restrictions on the re-issuance of TDSs. The total number of TDSs outstanding is limited so that additional TDSs may be re-issued only upon cancellation by a current holder and subject to our approval. As of April 30, 2007, there were approximately 830.1 million TDSs representing approximately 10.4 million shares outstanding.

Public trading of our TDSs commenced on January 8, 1998, under the symbol “9101.”  Prior to that time, there was no public market for the TDSs. The Taiwan Stock Exchange generally experiences greater fluctuations than the Nasdaq Global Market or other national stock exchanges or quotation systems. As a result, the TDSs generally experience greater price volatility than our shares. The following table sets forth the high and low bid prices for the TDSs as reported by the Taiwan Stock Exchange for the periods indicated:

	TDS Prices
	High		Low
2002	NT$	7.35	NT$	4.95
2003		6.30		1.66
2004		6.80		2.75
2005		3.43		2.32
2006		5.29		2.84
First Quarter		3.96		2.84
Second Quarter		5.13		3.45
Third Quarter		4.14		3.15
Fourth Quarter		5.29		3.45
December		5.29		4.25
2007
First Quarter		5.74		4.40
January		5.74		4.40
February		5.06		4.46
March		5.70		4.58
Second Quarter (through May 31)		5.95		5.05
April		5.95		5.20
May		5.55		5.05

Source: Taiwan Stock Exchange database

The last reported sale price of the TDSs on the Taiwan Stock Exchange was NT$5.45 per TDS on May 31, 2007.

PLAN OF DISTRIBUTION

Not applicable.

MARKETS

The principal trading market for our shares is the Nasdaq Global Market, and the principal trading market for TDSs representing our shares is the Taiwan Stock Exchange.

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

As of May 31, 2007, 100,399,628 of our shares were issued and outstanding. All of our shares are in registered form. Except in circumstances permitted by the Singapore Companies Act, we can neither purchase our own shares nor grant any financial assistance for the acquisition or proposed acquisition of our own shares.

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

Members

Only persons who are registered in our register of members are recognized as members of our company. As of December 31, 2006, there were 23 members who were holders of record of our shares.  We will not, except as required by law, recognize any equitable, contingent, future or partial interest in our shares or any other rights in respect of our shares other than the rights of a member. We may, on giving not less than 14 days’ notice to the Accounting and Corporate Regulatory Authority, close our register of members for any time or times except that we may not close the register for more than 30 days in the aggregate in any calendar year.

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

General Meetings of Members

We are required to hold an annual general meeting each year not later than 15 months following the preceding annual general meeting. Our tenth annual general meeting was held on June 29, 2006. Our directors may convene an extraordinary general meeting whenever they think fit or if requested in writing by two or more members holding not less than 10% of our issued share capital. In addition, members holding not less than 10% of the paid-up capital carrying the right of voting at general meetings may call for a meeting. Unless otherwise required by law or by our Articles of Association, voting at general meetings is by ordinary resolution requiring an affirmative vote of a simple majority of the votes cast at that meeting. An ordinary resolution suffices, for example, in respect of re-election of directors. A special resolution requiring the affirmative vote of at least 75% of the votes cast at the meeting is necessary for some matters under Singapore law, including:

•	the voluntary winding-up of our company;

•	amendments to our Memorandum of Association and our Articles of Association;

•	a change of name of our company; or

•	a reduction in our share capital.

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

Voting Rights

A member is entitled to attend, speak and vote at any of our general meetings, whether in person or by proxy. Except as otherwise provided in our Articles of Association, the quorum at any of our general meetings shall be members holding in aggregate not less than one-third of our total issued and fully paid shares present in person or by proxy. Under our Articles of Association, on a show of hands, every member present in person and by proxy shall have one vote, and on a poll, every member present in person or by proxy shall have one vote for each share of which he is the holder. A poll may be demanded in some circumstances, including:

•	by the chairman of the meeting;

•	by any member present in person or by proxy and representing not less than 10% of the total voting rights of all members having the right to attend and vote at the meeting; or

•	by any three members present in person or by proxy and entitled to vote.

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

Takeovers

The Singapore Code on Takeovers and Mergers regulates the acquisition of shares of public companies and contains certain provisions that may delay, deter or prevent a takeover or change in control of our company. Any person acquiring an interest, either on his or her own or together with parties acting in concert, in 30.0% or more of the voting shares in our company or, if such person holds, either on his or her own or together with parties acting in concert, between 30.0% and 50.0% (both inclusive) of the voting shares in our company, and acquires additional voting shares representing more than 1.0% of our voting shares in any six-month period, may be required to extend a takeover offer for our remaining voting shares in accordance with the provisions of the Singapore Code on Takeovers and Mergers.  Parties acting in concert comprise individuals or companies who, pursuant to an arrangement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows:

•
a company and its related and associated companies and companies whose associated companies include any of these companies and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the aforesaid companies for the purchase of voting rights;

•	a company and its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);

•	a company and its pension funds and employee share schemes;

•	a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis;

•
a financial or other professional adviser and its clients in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser and all the funds managed by the adviser on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10.0% or more of the client’s equity share capital;

•
directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent;

•	partners; and

•
an individual and his close relatives, related trusts, any person who is accustomed to acting in accordance with his instructions and companies controlled by the individual, his close relatives, his related trusts or any person who is accustomed to acting in accordance with his instructions and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the aforesaid companies for the purchase of voting rights.

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

Minority Rights

The rights of our minority shareholders are protected under Section 216 of the Singapore Companies Act, which gives the Singapore courts a general power to make any order, upon application by any member of our company, the court believes is appropriate to remedy any of the following situations:

•	the affairs of our company being conducted or the powers of our directors being exercised in a manner oppressive to, or in disregard of the interests of, one or more of our members; or

•
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

Singapore courts have wide discretion as to the forms of relief they may grant and the forms of relief are in no way limited to those listed in the Singapore Companies Act. Without prejudice to the foregoing, Singapore courts may:

•	direct or prohibit any act or cancel or vary any transaction or resolution;

•	regulate the conduct of our company’s affairs in the future;

•	authorize civil proceedings to be brought in the name of, or on behalf of, our company by such person or persons and on such terms as the court may direct;

•	direct us or some of our members to purchase a minority member’s shares and, in the case of our purchase of shares, a corresponding reduction of our share capital;

•	direct that our Memorandum of Association or our Articles of Association be amended; or

•	direct that our company be wound up.

Transfer Agent and Registrar

The transfer agent and registrar for our shares is The Bank of New York, 101 Barclay Street, New York, New York 10286; the transfer agent and registrar’s telephone number is: (212) 815-3700.

MATERIAL CONTRACTS

Asset Purchase Agreement by and among Flextronics Manufacturing (M) Sdn Bhd and ASE Electronics (M) Sdn. Bhd., dated as of October 3, 2005

On October 3, 2005, ASE Test Malaysia entered into an asset purchase agreement with Flextronics Manufacturing (M) Sdn Bhd, or Flextronics, in connection with the sale of our camera module assembly operations in Penang, Malaysia to Flextronics for a purchase price of approximately $19.1 million. Pursuant to the terms and conditions of the asset purchase agreement, all of the tangible and intangible assets, rights and properties owned by or licensed or leased to ASE Test Malaysia with respect to the camera module assembly operations were sold to Flextronics.

See “Item 4. Information on the Company—Business Overview—Sales and Marketing—Sales and Customer Service Agents” for a summary of contracts we have entered into with agents for sales and customer service.

EXCHANGE CONTROLS

Singapore Exchange Controls

There are currently no exchange control restrictions in Singapore.

ROC Exchange Controls

The ROC Foreign Exchange Control Law and regulations provide that all foreign exchange transactions must be executed by banks designated by the ROC Financial Supervisory Commission, Executive Yuan and by the Central Bank of the Republic of China (Taiwan) to engage in such transactions. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

Apart from trade, ROC companies and resident individuals may, without foreign exchange approval, remit outside and into the ROC foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent), respectively, in each calendar year.  The above limits apply to remittances involving conversion of NT dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises to register medium and long term foreign debt with the Central Bank of the Republic of China (Taiwan).

In addition, foreign persons may, subject to specified requirements, but without foreign exchange approval of the Central Bank of the Republic of China (Taiwan), remit outside and into the ROC foreign currencies of up to US$100,000 (or its equivalent) for each remittance. The above limit applies to remittances involving a conversion of NT dollars to a foreign currency and vice versa. The above limit does not, however, apply to the conversion of NT dollars into other currencies, including U.S. dollars, from the proceeds of sale of any underlying shares withdrawn from a depositary receipt facility.

Malaysia Exchange Controls

The Malaysian Exchange Control Act, 1953, or the Act, Exchange Control Notices and the rules and regulations of the Foreign Exchange Administration issued by the Central Bank of Malaysia regulate and monitor the capital flows into and out of the country. As part of Malaysia’s continuous efforts to increase efficiency and reduce the cost of doing business, the foreign exchange administration policies have been progressively liberalized and simplified.

Non-residents are free to invest in Malaysia in any form. There are no restrictions on the repatriation of capital, profits and income earned from Malaysia, including salaries, wages, royalties, commissions, fees, rentals, interest, profits or dividends.

A Malaysian resident may pay a non-resident any amount in foreign currency, other than the currency of the State of Israel, for import of goods and services. A resident must receive payment for export of goods and services in foreign currency, other than the currency of the State of Israel, from a non-resident. There is no requirement to report to the Controller of Foreign Exchange for any import of goods from non-residents. Only resident exporters with annual gross export proceeds exceeding the equivalent of 50 million Malaysian ringgit are required to submit quarterly reports to the Controller of Foreign Exchange.

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

Dividends

Distributions paid on the shares, other than certain pro rata distributions of shares to all shareholders, will constitute foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as calculated for U.S. federal income tax purposes. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. holders as dividends. The amount a U.S. holder will be required to include in income for any dividend paid in a currency other than U.S. dollars will be equal to the U.S. dollar value of the non-U.S. currency paid, calculated by reference to the exchange rate in effect on the date the dividend is received regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. If a U.S. holder does not convert the amount of any dividend income received into U.S. dollars and realizes gain or loss on a sale or other disposition of such non-U.S. currency, it generally will be U.S. source ordinary income or loss. Corporate U.S. holders will not be entitled to a dividends-received deduction. Subject to applicable limitations, under current law, certain dividends paid by qualified foreign corporations to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011, are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as Nasdaq Global Market, where our shares are traded. You should consult your own tax advisers to determine whether the favorable rates may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

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

Passive Foreign Investment Company Rules

We do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for 2006.  However, PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time. Because we have significant cash and other passive assets, including the shares of ASE Inc. we currently hold, and because our PFIC status may be affected by the value of our stock (from time to time), there can be no assurance that we will not be considered a PFIC for any taxable year. In particular, if the value of our passive assets continues to increase relative to the value of the assets used in our business, there is a significant risk that we will become a PFIC in the future. If we were treated as a PFIC for any taxable year during which a U.S. holder held shares, certain adverse tax consequences could apply to the U.S. holder.

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

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

Foreign Currency Exchange Rate Risk

Fluctuations in exchange rates, primarily among the U.S. dollar, the Japanese yen, the NT dollar and the Malaysian ringgit, will affect our costs and operating margins and could result in foreign exchange losses. Our liabilities as of December 31, 2006 include liabilities denominated in U.S. dollars, NT dollars, Malaysian ringgit and other currencies. As of December 31, 2006, approximately 68% of our cash and accounts receivable and receivables from related parties were denominated in U.S. dollars, approximately 15% in Malaysian ringgit, approximately 15% in NT dollars and approximately 2% in other currencies. As of December 31, 2006, approximately 70% of our accounts payable, payable to related parties and payables for fixed assets were denominated in U.S. dollars, approximately 15% in NT dollars, approximately 7% in Malaysian ringgit and approximately 8% in other currencies. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing and packaging equipment, has been, and is expected to continue to be, denominated primarily in U.S. dollars with the remainder in Japanese yen.  To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we have from time to time utilized currency forward and option contracts to minimize the impact of foreign currency fluctuations on our results of operations. Despite these hedging and mitigating techniques, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recorded a net foreign exchange loss of $0.1 million, a net foreign exchange gain of $0.7 million and a net foreign exchange gain of $0.3 million in 2004, 2005 and 2006, respectively. Our policy is to account for such contracts on a mark-to-market rate basis, and the premiums are amortized on a straight-line method over the life of the contract.  As of December 31, 2006, there was approximately $42.0 million of foreign currency forward contracts outstanding.

The tables below set forth our foreign currency forward contracts as of December 31, 2006.

Foreign Currency Forward Contracts
Hedging assets/liabilities
Buy NT$/sell US$
Contract Amount (in thousand US$)	42,000
Average Contractual Exchange Rate (against US$)	32.20
Fair Value – payable (in thousand US$)	262

Interest Rate Risk

Our exposure to interest rate risks relates primarily to our long-term debt, which is normally incurred to support our corporate activities, primarily for capital expenditures. We currently do not enter into derivative transactions with regard to interest rates, but we would consider engaging in currency interest rate swaps to lock in currency and interest rate levels from time to time, if available, on terms considered attractive by us.  No derivative contracts for interest rates were outstanding as of December 31, 2006.

The following table provides information about our significant obligations that are sensitive to interest rate fluctuations.

	As of December 31, 2006
	Expected Maturity Date
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
	(in millions, except percentages)
Long-term debt:
Variable rate (NT$)	626.8	103.5	73.5	—	—	—	803.8	803.8
Average interest rate	2.59%	3.11%	3.19%	—	—	—	2.71%
Fixed rate (NT$)	370.3	4.3	1.2	—	—	—	375.8	375.8
Average interest rate	4.14%	5.58%	5.32%	—	—	—	4.16%
Variable rate (US$)	1.0	16.6	31.6	31.2	—	—	80.4	80.4
Average interest rate	5.86%	5.77%	5.82%	6.01%	—	—	5.88%
Fixed rate (US$)	2.9	0.7	—	—	—	—	3.6	3.6
Average interest rate	7.97%	6.48%	—	—	—	—	7.68%

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

Item 15.  Controls and Procedures.

Disclosure of Controls and Procedures

As of December 31, 2006, we under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report (the "Evaluation Date"). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Exchange Act, within the time periods specified in the SEC’s rules and forms. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management concluded that, as of December 31, 2006, our internal control over financial reporting is effective based on those criteria.

Attestation Report of our FONT-FAMILY: Times New Roman Public Accounting Firm

This annual report does not include an attestation report of our Independent Registered Public Accounting Firm regarding internal control over financial reporting pursuant to a transition period for foreign private issuers who are accelerated filers established by rules of the SEC.

Changes in Internal Control Over Financial Reporting

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

Item 16C.  Principal Accountant Fees and Services

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

Our audit committee, which was re-established on July 21, 2005 to comply with Rule 10A-3 of the Exchange Act, pre-approves all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services, on a case-by-case basis.  Accordingly, we have not established any pre-approval policies and procedures. Prior to the re-establishment of our audit committee, such services were pre-approved by our board of directors.

Principal Independent Registered Public Accounting Firm’s Fees

We paid the following fees for professional services to our independent registered public accounting firm, Deloitte & Touche, for the years ended December 31, 2005 and 2006.

	Year Ended December 31,
Services	2005	2006
Audit fees(1)	$642,519	$573,175
Audit-related fees(2)	18,705	14,851
Tax fees(3)	54,106	82,266
All other fees(4)	11,691	—
Total	$727,021	$670,292

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

(2)
Audit-related fees include assurance and related services provided by auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported above under “Audit Fees.” They comprise amounts for services such as acquisition due diligence and consultation concerning financial accounting and reporting matters.

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any affiliated purchasers purchased any of our equity securities in 2006.

PART III

Item 17.  Financial Statements.

The Company has elected to provide financial statements for fiscal year 2006 and the related information pursuant to Item 18.

Item 18.  Financial Statements.

The consolidated financial statements of the Company and the report thereon by its independent registered public accounting firm listed below are attached hereto as follows:

(a)	Report of Independent Registered Public Accounting Firm dated April 30, 2007 (page F-1).

(b)	Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2005 and 2006 (page F-3).

(c)	Consolidated Statements of Income of the Company and subsidiaries for the years ended December 31, 2004, 2005 and 2006 (page F-4).

(d)	Consolidated Statements of Changes in Shareholders’ Equity of the Company and subsidiaries for the years ended December 31, 2004, 2005 and 2006 (page F-6).

(e)	Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2004, 2005 and 2006 (page F-7).

(f)	Notes to Consolidated Financial Statements of the Company and subsidiaries (page F-10).

Item 19.  Exhibits.

1.	(a)	Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1(a) to the Company’s annual report on Form 20-F for the year ended December 31, 2003).

4.	(a)
Asset Purchase Agreement by and among Flextronics Manufacturing (M) Sdn Bhd, as Buyer, ASE Electronics (M) Sdn. Bhd. as Company, dated as of October 3, 2005 (incorporated by reference to Exhibit 4(a) to the Company's annual report on Form 20-F for the year ended December 31, 2005).

(b)
Commission Agreement dated as of August 1, 2005 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited (incorporated by reference to Exhibit 4(d) to the Company’s annual report on Form 20-F for the year ended December 31, 2005).

(c)
Commission Agreement dated as of August 1, 2005 between ASE Test, Inc. and Gardex International Limited (incorporated by reference to Exhibit 4(e) to the Company’s annual report on Form 20-F for the year ended December 31, 2005).

(d)
Commission Agreement dated as of January 1, 2006 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited (incorporated by reference to Exhibit 4(f) to the Company’s annual report on Form 20-F for the year ended December 31, 2005).

(e)
Commission Agreement dated as of January 1, 2006 between ASE Test, Inc. and Gardex International Limited (incorporated by reference to Exhibit 4(g) to the Company’s annual report on Form 20-F for the year ended December 31, 2005).

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

(m)
Land Lease Agreement dated as of April 27, 2005 between ASE Test Taiwan and Nantze Export Processing Zone Administration of Ministry of Economics Affairs (incorporated by reference to Exhibit 4(o) to the Company’s annual report on Form 20-F for the year ended December 31, 2005).

(n)
Land Lease Agreement dated as of March 1, 2006 between ASE Test Taiwan and Nantze Export Processing Zone Administration of Ministry of Economics Affairs (incorporated by reference to Exhibit 4(p) to the Company’s annual report on Form 20-F for the year ended December 31, 2005).

(o)
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

8.	(a)	List of Subsidiaries.

12.	(a)	Certification of Jason C.S. Chang, Chief Executive Officer of ASE Test Limited, as required by Rule 13a-14(a) of the Securities Exchange Act of 1934.

(b)	Certification of Kenneth Hsiang, Chief Financial Officer of ASE Test Limited, as required by Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.	(a)	Certification of the Chief Executive Officer and the Chief Financial Officer of ASE Test Limited for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code.

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
Name: Jason C.S. Chang
Title: Chief Executive Officer

Date: June 25, 2007

ASE Test Limited and Subsidiaries

Consolidated Financial Statements for the
Years Ended December 31, 2004, 2005 and 2006 and
Report of Independent Registered
Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
ASE Test Limited

We have audited the accompanying consolidated balance sheets of ASE Test Limited and subsidiaries (collectively the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2006, expressed in U.S. dollars.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 2006, in conformity with the requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As discussed in Note 21 to the consolidated financial statements, the Company incurred fire damage to its production line in Chung Li, Taiwan on May 1, 2005.  The Company recognized an estimated loss of $52,014 thousand for the damage to its machinery and equipment, less $790 thousand of insurance receivable in 2005.  The Company reached final settlement with the insurers in June 2006 with regards to the fire damage referred to above.  The final settlement amount of $27,289 thousand, less the $790 thousand recorded in 2005, was recorded as a gain in 2006.  The Company also reversed $5,641 thousand of previously recorded impairment charges on these fire-damaged machinery and equipment due to an increase in the estimated service potential of the assets.

As discussed in Note 3 to the consolidated financial statements, the Company adopted the Republic of China Statement of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement”, No. 36, “Financial Instruments：Disclosure and Presentation” and other revised Statements on January 1, 2006.

Accounting principles generally accepted in the Republic of China differ in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

April 30, 2007

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2006
(In Thousands of U.S. Dollars, Except Par Value)

ASSETS	2005	2006	LIABILITIES AND SHAREHOLDERS’ EQUITY	2005	2006

CURRENT ASSETS			CURRENT LIABILITIES
Cash (Notes 2 and 4)	$138,211	$89,715	Financial liabilities at fair value through profit
Financial assets at fair value through profit or			or loss (Notes 2, 3, 5 and 17)	$172	$262
loss (Notes 2, 3, 5 and 17)	176	-	Notes and accounts payable	12,758	12,251
Available-for-sale financial assets - current			Payable to related parties (Note 18)	10,347	5,137
(Notes 2, 6 and 17)	-	89,341	Payable for property, plant and equipment	10,737	8,769
Notes and accounts receivable, net (Notes 2 and 7)	77,334	57,875	Income tax payable (Note 2)	635	8,316
Receivables from related parties (Note 18)	20,277	14,618	Current portion of long-term debts (Notes 12, 17,
Inventories, net (Notes 2 and 8)	21,239	16,935	19 and 20)	49,743	34,418
Deferred income tax assets, net (Notes 2 and 16)	8,933	23,561	Accrued expenses (Note 14)	37,986	21,725
Pledged time deposit (Note 19)	1,902	-	Other (Note 3)	5,841	11,838
Prepayments and other (Note 3)	17,415	13,509
			Total current liabilities	128,219	102,716
Total current assets	285,487	305,554
			LONG-TERM DEBTS (Notes 12, 17, 19 and 20)	245,303	85,706
LONG-TERM INVESTMENTS
Available-for-sale financial assets (Notes 2, 3, 6			ACCRUED PENSION COST (Notes 2 and 14)	6,412	6,648
and 17)	81,251	204,851
Equity method investments (Notes 2, 3 and 9)	57,974	75,979	DEFERRED INCOME TAX LIABILITIES (Notes 2 and 16)	-	608
Financial assets carried at cost (Notes 2 and 3)	1,000	1,000
			OTHER LIABILITIES	2,200	5,622
	140,225	281,830
			Total liabilities	382,134	201,300
PROPERTY, PLANT AND EQUIPMENT, NET
(Notes 2, 10, 15, 18, 19, 20, 21, 22 and 23)	430,079	389,435	SHAREHOLDERS' EQUITY (Notes 1, 2 and 13)
			Capital stock - $0.25 par value
GOODWILL (Notes 2, 3 and 11)	20,646	20,646	Authorized - 600,000 thousand shares
			Issued and outstanding - 100,059 thousand shares
OTHER ASSETS			in 2005 and 100,138 thousand shares in 2006	25,015	25,035
Deferred income tax assets, net (Notes 2 and 16)	30,964	13,123	Additional paid-in capital	455,059	455,717
Deferred charges, net (Note 2)	10,492	5,733	Retained earnings	125,954	276,723
Other (Notes 17 and 19)	22,446	28,107	Unrealized gain on financial instruments	-	123,962
			Cumulative translation adjustments	(47,823)	(38,309)
Total other assets	63,902	46,963
			Total shareholders’ equity	558,205	843,128

TOTAL	$940,339	$1,044,428	TOTAL	$940,339	$1,044,428

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 30, 2007)

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In Thousands of U.S. Dollars, Except Per Share Data)

	2004	2005	2006

NET REVENUES (Notes 2, 18 and 22)	$427,763	$420,929	$517,706

COST OF REVENUES (Notes 15, 18 and 20)	340,663	330,786	322,654

GROSS PROFIT	87,100	90,143	195,052

OPERATING EXPENSES (Notes 15, 18 and 20)
Selling (Note 2)	11,393	11,235	8,149
General and administrative	42,474	39,891	33,931
Research and development (Note 2)	23,223	24,993	20,714

Total operating expenses	77,090	76,119	62,794

INCOME FROM OPERATIONS	10,010	14,024	132,258

NON-OPERATING INCOME (EXPENSES)
Interest income	578	1,598	3,369
Interest expense (Notes 2 and 10)	(6,765)	(12,744)	(13,165)
Equity in earnings of equity method investees (Notes 2 and 9)	9,844	6,637	18,005
Impairment loss on assets (Notes 2, 3 and 11)	(26,500)	-	-
Gain (Loss) on valuation of financial assets, net (Notes 2, 3 and 5)	314	685	(961)
Loss on valuation of financial liabilities, net (Notes 2, 3 and 5)	-	-	(770)
Foreign exchange gain (loss), net (Notes 2 and 3)	(139)	703	294
Gain on insurance settlement and impairment recovery (Note 21)	-	-	32,145
Loss on fire damage (Note 21)	-	(51,224)	-
Other	(380)	(3,465)	(7,839)

Net non-operating income (expenses)	(23,048)	(57,810)	31,078

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(13,038)	(43,786)	163,336

INCOME TAX EXPENSE (BENEFIT) (Notes 2 and 16)	(21,209)	2,537	12,567

INCOME (LOSS) FROM CONTINUING OPERATIONS	8,171	(46,323)	150,769

(Continued)

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In Thousands of U.S. Dollars, Except Per Share Data)

	2004	2005	2006

DISCONTINUED OPERATIONS (Note 23)
Income from discontinued operations, net of income tax expense of $21 in 2004 and $66 in 2005	$16,968	$3,929	$-
Gain on disposal of discontinued operations, net of income tax expense of $59 in 2005	-	6,910	-

	16,968	10,839	-

NET INCOME (LOSS)	$25,139	$(35,484)	$150,769

EARNINGS (LOSS) PER SHARE
Basic
Earnings (loss) from continuing operations	$0.08	$(0.46)	$1.51
Earnings from discontinued operations	0.17	0.11	-
	$0.25	$(0.35)	$1.51

Diluted	$0.25	$(0.35)	$1.50

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	100,037,524	100,059,031	100,081,418
Diluted	100,111,113	100,059,031	100,338,261

(Concluded)
The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 30, 2007)

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In Thousands of U.S. Dollars, Except Share Data)

	Capital Stock
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Unrealized Gain (Loss) on Financial Instruments	Net Loss not Recognized in Periodic Pension Cost	Cumulative Translation Adjustments	Total Shareholders' Equity

BALANCE, JANUARY 1, 2004	99,546,216	$24,887	$450,635	$136,299	$(400)	$(578)	$(64,856)	$545,987

Issuance of shares under stock option plans	512,815	128	4,424	-	-	-	-	4,552

Net income in 2004	-	-	-	25,139	-	-	-	25,139

Reversal of unrealized loss on financial instruments	-	-	-	-	340	-	-	340

Reversal of net loss not recognized in periodic pension cost	-	-	-	-	-	578	-	578

Translation adjustments	-	-	-	-	-	-	22,995	22,995

BALANCE, DECEMBER 31, 2004	100,059,031	25,015	455,059	161,438	(60)	-	(41,861)	599,591

Net loss in 2005	-	-	-	(35,484)	-	-	-	(35,484)

Reversal of unrealized loss on financial instruments	-	-	-	-	60	-	-	60

Translation adjustments	-	-	-	-	-	-	(5,962)	(5,962)

BALANCE, DECEMBER 31, 2005	100,059,031	25,015	455,059	125,954	-	-	(47,823)	558,205

Effect of initial adoption of ROC SFAS No. 34	-	-	-	-	83,751	-	-	83,751

Issuance of shares under stock option plans	79,201	20	658	-	-	-	-	678

Net income in 2006	-	-	-	150,769	-	-	-	150,769

Unrealized gain on financial instruments	-	-	-	-	40,211	-	-	40,211

Translation adjustments	-	-	-	-	-	-	9,514	9,514

BALANCE, DECEMBER 31, 2006	100,138,232	$25,035	$455,717	$276,723	$123,962	$-	$(38,309)	$843,128

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 30, 2007)

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In Thousands of U.S. Dollars)

	2004	2005	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$25,139	$(35,484)	$150,769
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	164,908	154,302	120,638
Impairment loss on assets	26,500	-	-
Loss on fire damage (gain on insurance settlement and impairment recovery)	-	42,086	(32,145)
Provision (reversal) for doubtful accounts and sales allowances	2,491	1,422	(2,081)
Allowance for inventory obsolescence	914	959	4,845
Equity in earnings of equity method investees	(9,844)	(6,637)	(18,005)
Gain on disposal of discontinued operations	-	(6,910)	-
Loss (gain) on disposal of assets	34	3,542	(960)
Deferred income taxes	(20,597)	3,947	3,821
Other	(219)	2,450	7,389
Changes in operating assets and liabilities
Financial instruments at fair value through profit or loss	(104)	166	266
Notes and accounts receivable	(9,123)	10,446	21,540
Receivable from related parties	1,565	(11,758)	2,185
Inventories	(23,161)	16,009	(541)
Prepayments and other	(6,723)	(1,695)	(6,853)
Notes and accounts payable	(4,123)	(5,733)	(507)
Payable to related parties	3,841	(268)	(3,627)
Income tax payable	(971)	(2,571)	7,681
Accrued pension cost	1,868	1,293	236
Accrued expenses and other	1,317	4,498	(1,876)

Net cash provided by operating activities	153,712	170,064	252,775

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of available-for-sale financial assets-current	(24,524)	(3,117)	(154,865)
Proceeds from sale of available-for-sale financial assets-current	10,524	23,562	65,924
Acquisition of property, plant and equipment	(228,610)	(66,116)	(76,005)
Proceeds from sale of property, plant and equipment	28,671	48,174	22,135
Acquisition of long-term investments in shares of stock	(19,613)	-	-
Increase in pledged time deposits	(288)	(332)	(1,368)
Proceeds from disposal of discontinued operations	-	17,316	1,800
Increase in other assets	(19,781)	(6,077)	(6,137)
(Continued)

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In Thousands of U.S. Dollars)

	2004	2005	2006

Proceeds from insurance claims	$-	$369	$26,920

Net cash provided by (used in) investing activities	(253,621)	13,779	(121,596)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares	5,488	-	678
Increase (decrease) in short-term borrowings	18,693	(35,789)	-
Increase (decrease) in commercial paper	9,935	(28,474)	-
Proceeds from long-term debts	121,511	138,113	-
Repayments of long-term debts	(86,252)	(162,694)	(188,104)
Collection of accounts receivable sold	-	4,397	516
Increase in other liabilities	-	-	2,523

Net cash provided by (used in) financing activities	69,375	(84,447)	(184,387)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(926)	(674)	4,712

NET INCREASE (DECREASE) IN CASH	(31,460)	98,722	(48,496)

CASH , BEGINNING OF YEAR	70,949	39,489	138,211

CASH , END OF YEAR	$39,489	$138,211	$89,715

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest)	$6,795	$12,267	$14,403
Income tax paid	$243	$219	$1,708
Cash paid for acquisition of property, plant and equipment
Acquisition of property, plant and equipment	$210,656	$47,875	$87,408
Decrease in payable	25,338	21,410	990
Increase in capital lease obligation	(7,384)	(3,169)	(12,393)
	$228,610	$66,116	$76,005
Cash received from sales of property, plant and equipment
Sales price	$31,530	$50,795	$20,002
Decrease (increase) in receivable	(2,859)	3,018	2,133
Proceeds from disposal of discontinued operations	-	(5,639)	-
	$28,671	$48,174	$22,135

(Continued)

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In Thousands of U.S. Dollars)

	2004	2005	2006
Cash received from disposal of discontinued operations
Sales price	$-	$19,116	$-
Decrease (increase) in receivable	-	(1,800)	1,800
	$-	$17,316	$1,800

Cash received from issuance of ordinary shares
Issuance of ordinary shares, net of issuance cost	$4,552	$-	$678
Decrease in receivable for issuance of ordinary shares	936	-	-
	$5,488	$-	$678

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 30, 2007)

ASE TEST LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In Thousands of U.S. Dollars, Except Share Data and Unless Stated Otherwise)

1.    ORGANIZATION AND OPERATION

Overview

ASE Test Limited (“ASE Test” or the “Company”) is a Singapore holding company which, through an exchange of its shares with its parent company, Advanced Semiconductor Engineering, Inc. (“ASE Inc.”), and other individuals, acquired substantially all of the shares of ASE Test, Inc. in May 1996.  The exchange was accounted for as a reorganization of companies under common control.  Since June 1996, the Company’s shares have been traded on the NASDAQ Global Market in the United States under the symbol “ASTSF”.

J & R Holding Limited, a shareholder of the Company, offered 6,000,000 and 5,000,000 shares of the Company’s common stock in December 1997 and February 1999, respectively, in the form of Taiwan Depositary Receipts (“TDRs”).  The TDRs are traded on the Taiwan Stock Exchange under the symbol “9101” and each TDR represents 0.0125 share of the Company’s stock.

Set forth below is a brief overview of the Company’s organization structure.

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

ASE Holdings (Singapore) Pte Ltd. has a wholly-owned subsidiary, ASE Electronics (M) Sdn. Bhd. (“ASE Test Malaysia”) (incorporated in Malaysia in February 1991), which is engaged in the packaging and testing of semiconductors.  ASE Test Malaysia disposed of its camera module operations on October 3, 2005 (See Note 23).

ASE Test Holdings has a wholly-owned subsidiary, ISE Labs, Inc. (“ISE Labs”) (incorporated in California, United States in November 1983).  ISE Labs and its wholly-owned subsidiaries, ISE Labs Hong Kong Limited, which was dissolved in 2005, ASE Singapore Pte Ltd., ISE Technology, Inc. and Digital Testing Services Inc., are engaged in the front-end engineering testing and final testing of semiconductors.

As of December 31, 2005 and 2006, the Company had approximately 5,600 and 5,300 employees, respectively.

2.    SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in conformity with the Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the Republic of China (“ROC GAAP”).  Under these law, guidelines and principles, the Company should reasonably estimate the amounts of allowances for doubtful accounts, allowance for sales discounts, inventory obsolescence, depreciation of property, plant, and equipment, loss on impairment of assets, pension costs, gain (loss) on valuation of financial instruments and valuation allowance for deferred income tax assets.  Actual results may differ from these estimates. Significant accounting policies are summarized as follows:

Basis of Presentation

The Company prepares its consolidated financial statements using the aforementioned law, guidelines and principles with a reconciliation to accounting principles generally accepted in the United States of America (“U.S. GAAP”) (See Note 24) to be consistent with the basis of presentation of the consolidated financial statements of ASE Inc.  The accompanying consolidated balance sheets are presented as of December 31, 2005 and 2006 and the accompanying consolidated statements of income, changes in shareholders’ equity and cash flows are presented for the three years ended December 31, 2004, 2005 and 2006.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and all of the aforementioned subsidiaries.

All significant intercompany accounts and transactions have been eliminated.

Current and Noncurrent Assets and Liabilities

Current assets include cash, financial assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date.  Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date.  Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Financial Assets / Liabilities at Fair Value Through Profit or Loss

Financial instruments at fair value through profit or loss consist of financial assets or financial liabilities held or incurred for trading purposes.  These financial instruments are initially recognized at fair value, with associated transaction costs expensed as incurred.  The financial instruments are subsequently remeasured at fair value, and changes in fair value are recognized in current income (loss).  A regular way purchase or sale of financial assets is recognized and derecognized using settlement date accounting.

Derivatives which do not qualify for hedge accounting are recorded as financial assets or liabilities at fair value through profit or loss.  Fair values of derivatives with no active market are estimated using valuation techniques.

Available-for-Sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition.  Changes in fair value of financial assets are reported in a separate component of shareholders’ equity.  The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet.  A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair values of beneficiary certificates of open-end mutual funds and publicly traded stocks are determined using the net asset value and closing-price at the balance sheet date, respectively.

If certain objective evidence indicates that such available-for-sale financial asset is impaired, a loss is recognized currently.  If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity.

Revenue Recognition, Accounts Receivable and Allowances for Doubtful Accounts and Sales Allowances

Revenues from semiconductor packaging services are recognized upon shipment.  Revenues from semiconductor testing services are recognized upon completion of the services or shipment.  The Company does not take ownership of:  (i) bare semiconductor wafers received from customers that the Company packages into finished semiconductors, and (ii) packaged semiconductors received from customers that the Company tests as to whether they meet certain performance specifications.  The title and risk of loss remain with the customer for those bare semiconductors and/or packaged semiconductors.  Accordingly, costs of customer-supplied semiconductor materials are not included in the accompanying consolidated financial statements.  Other criteria the Company uses to determine when to recognize revenue are:  (i) existence of persuasive evidence of an arrangement,  (ii) the selling price is fixed or determinable and  (iii) collectibility is reasonably assured.

Revenues are determined using the fair value taking into account related sales discounts agreed to by the Company and customers.  Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received.

Allowance for doubtful accounts is provided based on an evaluation of the collectibility of receivables.  The Company determines the amount of allowance for doubtful accounts by examining the aging analysis of the outstanding accounts receivable and current trends in the credit quality of its customers.  An appropriate sales allowance, based on historical experience, is also recognized in the same period the sale is recognized.

Accounts Receivable Securitization

Accounts receivable securitization is the transfer of a designated pool of accounts receivable to a bank, which in turn issues beneficial securities or asset-backed securities based on the accounts receivable.  Under ROC Statement of Financial Accounting Standards (“ROC SFAS”) No. 33, “Accounting for Transfers of Financial Assets and Extinguishments of Liabilities”, such transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange.  The difference between the book value of accounts receivable and total proceeds received is recorded as a gain or loss on disposal of financial assets.

Inventories

Inventories including raw materials (materials received from customers for processing, mainly semiconductor wafers are excluded from inventories as title and risk of loss remain with the customers), supplies and spare parts, finished goods and work in process are stated at the lower of cost or market value. Market value represents net realizable value for finished goods and work in process, and replacement cost for raw materials, supplies and spare parts.

Raw materials, supplies and spare parts are recorded at moving average cost or weighted average cost; others are recorded at standard cost and adjusted to the approximate weighted average cost at the balance sheet date.  Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Equity Method Investments

Investments in companies of which the Company owns at least 20% of the outstanding voting shares or where the Company exercises significant influence over the investee company’s operating and financial policy decisions are accounted for using the equity method.  Prior to January 1, 2006, the difference, if any, between the cost of investment and the Company’s proportionate equity in the fair value of the net assets of the investees at the time of investments or at the time the equity method of accounting is first applied to a particular investment, was amortized on the straight-line method over 10 years.  Effective January 1, 2006, pursuant to the revised ROC SFAS No. 5, “Long-term Investments under Equity Method” (“ROC SFAS No. 5”), the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized and instead shall be tested for impairment annually.  The accounting treatment for the investment premiums acquired before January 1, 2006 is the same as that for goodwill which is no longer being amortized.  When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

Financial Assets Carried at Cost

Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at their original cost, such as non-publicly traded stocks.  The costs of financial assets sold are determined using the weighted-average method.  If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized.  A subsequent reversal of such impairment loss is not allowed.

Property, Plant and Equipment

Property, plant and equipment, except for machinery and equipment under operating leases, are stated at cost less accumulated depreciation and accumulated impairment.  Machinery and equipment held under capital leases are recorded as an asset and an obligation at an amount equal to the lower of:  (i) present value at the beginning of the lease term of the minimum lease payments during the lease term (including the payment called for under any bargain purchase option); or  (ii) fair value of the leased machinery and equipment at the inception of the lease.  Machinery in transit, construction in progress and prepayments under construction are stated at cost.  These include the cost of machinery, construction, down payments and other direct costs plus interest charges attributable to the borrowings used to finance the acquisitions of these assets.  Major overhauls and improvements are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over estimated service lives, which range as follows:  buildings and improvements, 2 to 40 years; machinery and equipment, 2 to 6 years; furniture and fixtures, 2 to 8 years; and leased assets, 2 to 6 years.  Leasehold improvements and improvements on building and business flats are amortized on a straight-line basis over the shorter of the useful life of the improvements or the lease term of the building.  In the event that an asset depreciated to its residual value is still in service, its residual value is depreciated over its re-estimated service life.

When property, plant and equipment are retired or disposed of, their costs and accumulated depreciation are removed from the accounts and any gain or loss is credited or charged to income.

Asset Impairment

The Company evaluates whether or not there are indications that assets (primarily property, plant and equipment, deferred charges and goodwill) may be impaired on the balance sheet date.  If there are indications, the Company estimates the recoverable amount for the asset. If an asset’s recoverable amount is lower than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount by recording a charge to the accumulated impairment account of the asset and such a reduction is recognized as impairment loss in current period income.  When the recoverable amount subsequently increases, then the impairment loss previously recognized would be reversed and recorded as a gain.  However, the carrying amount of an asset (other than goodwill) after the reversal of impairment loss should not exceed the carrying amount of the asset that would have been determined net of depreciation as if no impairment loss had been recognized.

Deferred Charges

Deferred charges consist of certain intangibles and other assets, including tools, utility, telecommunications and computer network systems.  The amounts are amortized over the following periods:  tools, 2 years; utility, telecommunications and computer network systems, 2 - 5 years; and others, 2 - 5 years.

Goodwill

Goodwill represents the excess of the consideration paid for an acquisition over the fair value of identifiable net assets acquired.  Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years.  Effective January 1, 2006, pursuant to the newly revised SFAS No. 25, “Business Combinations-Accounting Treatment under Purchase Method” (“ROC SFAS No. 25”), goodwill is no longer amortized and instead is tested for impairment annually.

Employee Stock Options

All stock-based compensation for awards granted or modified after January 1, 2004 is accounted for by an interpretation issued by the Accounting Research and Development Foundation （“ARDF”） of the ROC.  The compensation cost is measured based on the intrinsic value method, for which the compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock.  Total compensation cost is recognized over the requisite service or vesting period.

Pension Costs

For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations.  Pension costs include service cost, interest, amortization of unrecognized net obligation and expected return on plan assets.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contribution made to employees’ personal pension accounts.

Shipping and Handling Costs

Shipping and handling costs are recorded as selling expenses and the amounts in 2004, 2005 and 2006 were $1,705 thousand, $1,382 thousand and $1,498 thousand, respectively.

Research and Development Costs

Research and development costs are charged to expense as incurred.

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

Foreign Currency Transactions and Translation of Foreign-currency Financial Statements

The functional and reporting currency of ASE Test is U.S. dollar, while the functional currencies of its major subsidiaries, ASE Test, Inc., ASE Test Malaysia and ISE Labs, Inc. are their local currencies, namely, New Taiwan dollar, Malaysia Ringgit and U.S. dollar, respectively.  Foreign currency transactions, except for derivative transactions, are recorded in the local currencies at the rates of exchange in effect when the transactions occur.  Gains or losses resulting from the application of different foreign exchange rates when foreign-currency assets and liabilities denominated in foreign-currencies are settled are credited or charged to income in the year of settlement.  At the end of year, monetary assets and liabilities denominated in foreign-currencies are revalued at the prevailing exchange rates and the resulting gains or losses are recognized in current period income.

The financial statements of the Company’s subsidiaries are translated into U.S. dollars at the end of year using the following rates:  Assets and liabilities, current rates at the balance sheet date; shareholders’ equity, historical rates; and income and expenses, average rates during the year.  The net resulting translation adjustment is reported as a separate component of shareholders’ equity.

Recent Accounting Pronouncements

In July 2006, the ROC ARDF issued ROC SFAS No. 37, “Intangible Assets”, which is required to be applied by the Company on January 1, 2007.  The standard provides guidance on initial recognition and measurement, amortization, presentation and disclosure of intangible assets.  An intangible asset should be measured initially at cost.  For an intangible asset of a finite useful life; the carrying amount shall be amortized over its useful life. On the other hand, for an intangible asset with an indefinite useful life, the carrying amount shall not be amortized.  Intangible assets shall be evaluated for impairment at least annually as required by ROC SFAS No. 35, “Accounting for Impairment of Assets” (“ROC SFAS No. 35”).  The Company does not expect the adoption of the standard on January 1, 2007 to have a significant impact on its results of operations and financial position.

In November 2006, the ROC ARDF issued ROC SFAS No. 38, “Non-current Assets Held for Sale and Discontinued Operations” (“ROC SFAS No. 38”), which is also required to be applied by the Company on January 1, 2007. Under ROC SFAS No. 38, assets classified as held-for-sale shall be measured at the lower of carrying amounts or fair values and ceased to be depreciated or amortized.  Any impairment loss shall be recognized in current earnings.  Assets classified as held-for-sale shall be presented separately on the balance sheet.  ROC SFAS No. 38 also requires the Company to disclose information of discontinued operations separately on the statements of income and cash flows or in a footnote. The Company does not expect the adoption of the standard on January 1, 2007 to have a significant impact on its results of operations and financial position.

In March 2007, the ROC ARDF issued an interpretation which requires ROC companies to recognize compensation expenses for bonuses paid to employees, directors and supervisors beginning January 1, 2008.  Such bonuses are currently recorded as appropriations of earnings under ROC GAAP. On March 30, 2007, the ROC Financial Supervisory Commission also issued an interpretation which requires that bonuses granted to employees, directors and supervisors in the form of shares be valued at fair market value for purposes of compensation expenses.

Reclassifications

Certain accounts in the consolidated financial statements as of December 31, 2005 and for the years ended December 31, 2004 and 2005 have been reclassified to conform to the consolidated financial statements as of and for the year ended December 31, 2006.

3.    ACCOUNTING CHANGES

On January 1, 2006, the Company adopted the newly released ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement” (“ROC SFAS No. 34”) and No. 36, “Financial Instruments: Disclosure and Presentation” (“ROC SFAS No. 36”) and other revisions of previously released SFASs.

a.    Effect of adopting the newly released SFASs and other revisions of previously released SFASs

The Company had categorized its financial assets and liabilities upon initial adoption of the newly released SFASs.  The adjustments made to the carrying amounts of the financial instruments categorized as financial assets or liabilities at fair value through profit or loss were included in the cumulative effect of changes in accounting principles; on the other hand, the adjustments made to the carrying amounts of those categorized as available-for-sale financial assets were recognized as adjustments to shareholders’ equity.

Upon adoption of ROC SFAS No. 34 and No. 36 in January, carrying amounts of the available-for-sale financial assets were adjusted to fair value, and the Company recognized $83,751 thousand of unrealized gains as a separate component of shareholders’ equity as at January 1, 2006.  Besides, there was no effect on net income for the year ended December 31, 2006.

Effective January 1, 2006, the Company adopted the newly revised ROC SFAS No. 5 and No. 25, which prescribe that investment premiums, representing goodwill, be assessed for impairment at least on an annual basis instead of being amortized.  Such a change in accounting principle resulted in an increase in net income of $4,966 thousand and basic earnings per share (after income tax) of $0.05 for the year ended December 31, 2006.

b.    Reclassifications

Upon the adoption of ROC SFAS No. 34, certain accounts in the consolidated financial statements as of December 31, 2005 and for the years ended December 31, 2004 and 2005 were reclassified to conform to the consolidated financial statements as of and for the year ended December 31, 2006.  The previously issued consolidated financial statements as of December 31, 2005 and for the years ended December 31, 2004 and 2005 were not required to be restated.

Certain accounting policies prior to the adoption of the newly released SFASs are summarized as follows:

1)	Short-term investments

Short-term investments were recorded at historical cost and were carried at the lower of cost or market value as of the balance sheet date.  An allowance or decline in value was provided and is charged to current income when the aggregate carrying amount of the investments exceeded the aggregate market value.  A reversal of the allowance was recorded for a subsequent recovery in the aggregate market value.

2)	Long-term Investments

Investments in companies wherein the Company did not exercise significant influence were carried at the lower of cost or market value.  Allowances for decline in market value and unrealized loss on long-term investments in shares of stock (a deduction account in shareholders’ equity) were made when the market value of an investment was lower than its carrying amount.  If a decline in value of the stock investment was determined to be other than temporary, such decline in value was charged against current income.

3)	Derivative financial instruments

(a)	Forward exchange contracts

Premiums or discounts on foreign currency forward exchange contracts which had been acquired to manage the risk associated with assets and liabilities denominated in foreign currencies arising from the difference between the forward rate and the spot rate at the date of each contract were deferred and amortized using the straight-line method over the contract periods.  At year end, balances of the forward exchange receivables or payables were restated based on prevailing exchange rates and the resulting gain or loss was credited or charged to income.  Any exchange gain or loss when the contract was settled was also credited or charged to income.  In addition, the receivables and payables related to the forward contracts are netted with the resulting amount presented as either an other current asset or other current liability.

(b)	Option contracts

Written option contracts to purchase or sell foreign currencies entered into for hedging purposes are not recorded as assets or liabilities on the contract dates.  Gains or losses upon settlement were credited or charged to income.  Amounts received or paid were amortized over each contract period.  At year end, the outstanding written option contracts were marked to market with charges to current income.

When the Company had a legally enforceable right to set off the recognized amount and intends either to settle on a net basis, or to realize the asset and the liability simultaneously, the difference between receivables and payables was accounted for as either a current asset or current liability; otherwise, the receivables and payables should be accounted for as an other current asset and other current liability, respectively.

Certain accounts in the consolidated financial statements as of December 31, 2005 and for the years ended December 31, 2004 and 2005 have been reclassified to conform to the classifications prescribed by the newly released SFASs.  The reclassifications of the account balances of certain accounts are summarized as follows:

	Before Reclassification	After Reclassification
Balance sheet as of December 31, 2005
Prepayments and other current assets	$17,591	$17,415
Long-term investments	140,225	-
Other current liabilities	6,013	5,841
Financial assets at fair value through profit or loss	-	176
Available-for-sale financial assets – noncurrent	-	81,251
Equity method investments	-	57,974
Financial assets carried at cost-noncurrent	-	1,000
Financial liabilities at fair value through profit or loss	-	172

Statement of income for 2005
Foreign exchange gain, net	1,388	703
Gain on valuation of financial assets, net	-	685

(Continued)

	Before Reclassification	After Reclassification
Statement of income for 2004
Foreign exchange gain (loss), net	$175	$(139)
Gain on valuation of financial assets, net	-	314

(Concluded)

4.    CASH

	December 31
	2005	2006

Cash on hand	$22	$21
Checking and saving accounts	77,382	62,162
Time deposits	60,807	27,532

	$138,211	$89,715

5.    FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2005	2006

Financial assets held for trading
Forward exchange contracts	$176	$-

Financial liabilities incurred for trading
Forward exchange contracts	$172	$262

The Company entered into derivative contracts during the years ended December 31, 2005 and 2006 to manage exposures to foreign exchange rate risk.  The derivative contracts entered into by the Company did not qualify for hedge accounting prescribed by ROC SFAS No. 34 and therefore were classified as financial instruments at fair value through profit or loss.

Outstanding put forward contracts as of December 31, 2005 and 2006:

Currency	Maturity Date	Contract Amount (in Thousands)

December 31, 2005
USD/JPY	2006/03/02	USD 172 / JPY 20,000

December 31, 2006
USD/NTD	2007/01/22~2007/03/01	USD 42,000/NTD 1,352,500

For the years ended December 31, 2005 and 2006, financial instruments held or incurred for trading purposes resulted in net gains of $685 thousand and net losses of $1,731 thousand, respectively.

6.    AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2005	2006
Current
Open-end mutual funds	$-	$89,341

Noncurrent
Publicly-traded stocks	$81,251	$204,851

As of December 31, 2005 and 2006, the Company held 180,132,187 shares of common stock of ASE Inc. With respect to the trust arrangement, in order to comply with applicable Singapore laws, which provide that the Company may not acquire, directly or indirectly, shares in its parent company, ASE Inc., a trust was established jointly by ASE Inc. and the Company to hold and dispose of the ASE Inc. shares acquired by the Company in connection with the merger (Note 9).  Pursuant to the trust agreement, the Company’s rights with respect to the ASE Inc. shares held in trust are limited to the right to receive the proceeds from the sale of the shares and any cash dividends declared while the shares remain in trust.  The trustee is authorized to sell the shares, subject to market conditions, when such shares become available for resale under ROC law and in accordance with volume limitations under ROC law, at its sole discretion; provided such shares are sold  (i) in compliance with ROC laws and regulations,  (ii) in an orderly manner in order to minimize the impact on the trading price of the shares, and  (iii) in a manner consistent with its fiduciary duties owed to the Company.

7.    NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2005	2006

Notes receivable	$68	$180
Accounts receivable	82,744	60,017
Allowance for doubtful accounts (Note 2)	(5,023)	(2,175)
Allowance for sales allowances (Note 2)	(455)	(147)

	$77,334	$57,875

The changes in allowances for sales allowances and doubtful accounts are as follows:

	Doubtful	Sales
	Accounts	Allowances

Balance at January 1, 2004	$2,386	$880
Additions	2,391	100
Write-offs	(233)	(111)
Balance at December 31, 2004	4,544	869
Additions	1,109	313
Write-offs	(630)	(727)
Balance at December 31, 2005	5,023	455
Additions	56	-
Reversal	(1,932)	(205)
Write-offs	(972)	(103)

Balance at December 31, 2006	$2,175	$147

In November 2005, ASE Test, Inc. and its parent company, ASE Inc., entered into a $100 million, three-year revolving accounts receivable securitization agreement with a bank and the credit line was increased to $200 million in June, 2006.

Under the agreement, ASE Test, Inc. and ASE Inc. transferred a pool of accounts receivable to the bank, who issued securities backed by these accounts receivable.  Proceeds received from the bank were the net carrying value of the pool of accounts receivable, less a deferred purchase price receivable at 20% of accounts receivable sold, guarantee deposit, program fee and other related expenses.  The Company lost control of these accounts receivable at the time of transfer to the bank, and therefore the transaction was accounted for as a sale of accounts receivable, for which the book value of the accounts receivable was derecognized and the difference between the book value and the proceeds received was recorded as a non-operating loss.  The loss on sale of accounts receivable was $74 thousand and $1,028 thousand for the years ended December 31, 2005 and 2006, respectively.

After the transfer of the accounts receivable, the Company continues to service, administer, and collect these accounts receivable on behalf of the bank.  The Company collects on the initial receivables and transfers certain new accounts receivable having similar value to replace the collected receivables.  Collected receivables not yet replaced by new accounts receivable due to timing difference are recorded as other current liability on the balance sheet, which amounted to $4,397 thousand and $4,913 thousand as of December 31, 2005 and 2006, respectively.  Total accounts receivable sold was $9,525 thousand and $12,463 thousand as of December 31, 2005 and 2006, respectively.

8.    INVENTORIES

	December 31
	2005	2006

Raw materials	$9,334	$10,304
Work in process	4,272	2,333
Finished goods	2,393	1,831
Supplies and spare parts	6,460	5,810
Supplies in transit	434	694
	22,893	20,972
Allowance for obsolescence	(1,654)	(4,037)

	$21,239	$16,935

The changes in allowance for obsolescence are as follows:

Balance at January 1, 2004	$876
Additions	914
Write-offs	(1,150)
Balance at December 31, 2004	640
Additions	2,204
Write-offs	(1,190)
Balance at December 31, 2005	1,654
Additions	4,845
Write-offs	(2,462)

Balance at December 31, 2006	$4,037

9.  EQUITY METHOD INVESTMENTS

The investment in ASE Investment (Labuan) Inc. (incorporated in Malaysia in June 1999) was made in connection with the acquisition of the operation of the Motorola Semiconductor Products Sector Businesses in Paju, Korea.  As of December 31, 2005 and 2006, the Company held a 30% ownership interest in ASE Investment (Labuan) Inc. at a carrying amount of $57,974 thousand and $75,979 thousand, respectively.

Investment income under the equity method was as follows:

	2004	2005	2006

ASE Investment (Labuan) Inc.	$3,569	$6,637	$18,005
ASE Material Inc.	1,068	-	-
ASE (Chung Li) Inc.	5,207	-	-

	$9,844	$6,637	$18,005

ASE Material Inc. and ASE (Chung Li) Inc. were merged into ASE Inc. and the Company received ASE Inc.’s shares in exchange for its ownership interest in the two companies.

10.  PROPERTY, PLANT AND EQUIPMENT, NET

	December 31
	2005	2006
Cost
Buildings and improvements	$113,688	$114,296
Machinery and equipment	1,001,430	927,249
Furniture and fixtures	19,091	18,964
Leased assets - machinery and equipment	10,464	23,259
Machinery in transit and prepayments	15,137	8,515
Construction in progress	372	12
	1,160,182	1,092,295
Accumulated depreciation
Buildings and improvements	46,713	52,700
Machinery and equipment	634,835	630,496
Furniture and fixtures	13,310	14,581
Leased assets - machinery and equipment	2,074	5,083
	696,932	702,860
Accumulated impairment
Buildings and improvements	402	-
Machinery and equipment	28,549	-
Furniture and fixtures	271	-
Machinery in transit and prepayments	3,834	-
Construction in progress	115	-
	33,171	-

	$430,079	$389,435

As discussed in Note 21, the Company reversed $5,641 thousand of impairment loss previously recorded to accumulated impairment.  The remaining $27,530 thousand of impairment was concluded not recoverable, and was subsequently written off to reduce the cost basis of the corresponding assets in 2006.

Capitalized interest consists of the following:
	2004	2005	2006

Total interest expense including capitalized interest	$9,609	$13,622	$13,568
Less: capitalized interest	2,844	878	403

Interest expense	$6,765	$12,744	$13,165

Capitalization rate	2.46-3.93%	2.32-3.94%	1.75-5.67%

11.  GOODWILL

The Company adopted ROC SFAS No. 35 on December 31, 2004, and recognized an impairment loss on goodwill of $26,500 thousand, which was determined based on the amount by which the carrying amount of the cash-generating unit exceeded its recoverable amount.  The Company identified the goodwill related to the cash generating unit of ISE Labs.  The recoverable amount was the “value-in-use” of ISE Labs, which was determined based on six-years of projected cash flows, discounted at a rate of 9.58%.  The Company attributed the impairment of goodwill associated with the acquisition of ISE Labs primarily to a downward revision in the forecasted revenue of ISE Labs.  The reduction in forecasted revenues was made in response to company estimates and industry trend data that suggested the outlook for semiconductor industry, and ISE Labs in particular, was less favorable than in prior years, including the year in which the Company acquired its interest in ISE Labs.  The Company performed its annual goodwill impairment test on December 31, 2005 and 2006, and found no impairment.  As described in Note 2, the goodwill was no longer amortized under ROC SFAS No. 25 after January 1, 2006. Amortization of the goodwill is reflected in general and administrative expenses in the consolidated statements of income and was $10,105 thousand and $4,966 thousand for each of the years ended December 31, 2004 and 2005.

12.  LONG-TERM DEBTS

	December 31
	2005	2006

Bank loans	$288,094	$105,039
Capital lease obligation (Note 20)	6,952	15,085
	295,046	120,124
Less: Current portion	(49,743)	(34,418)

	$245,303	$85,706

a.	Bank loans

	December 31
	2005	2006
ASE Test, Inc.
Repayment at maturity in August 2007, interest at 1.98% and 2.25% as of December 31, 2005 and 2006, respectively	$15,216	$15,339
Repayable by December 2009 in quarterly installments, interest at 2.50% and 2.69% as of December 31, 2005 and 2006, respectively	7,273	5,640
Repayable by May 2008 in semi-annual installments, interest at 3.10% as of December 31, 2005 and 2006, respectively	7,303	3,682
Others, repaid in 2006, interest from 2.50% to 3.70% as of December 31, 2005	48,107	-
	77,899	24,661
(Continued)

	December 31
	2005	2006
ISE Labs
Repayable by March 2009 in quarterly installments, interest at 4.70% and 6.10% as of December 31, 2005 and 2006, respectively	$1,745	$1,235
Repayable by July 2009 in quarterly installments, interest at 4.20% and 6.10% as of December 31, 2005 and 2006, respectively	1,523	1,143
Repaid in September 2006, interest at 5.25% as of December 31, 2005	607	-
	3,875	2,378
ASE Test Malaysia
Repaid in March 2006, interest from 5.00% to 5.29% as of December 31, 2005	13,320	-

ASE Test Finance
Repayable in semi-annual installments from August 2008 to August 2010, interest at 5.45% and 6.23% as of December 31, 2005 and 2006, respectively	78,000	78,000
Repaid in December 2006, interest at 5.73% as of December 31, 2005	115,000	-
	193,000	78,000

	$288,094	$105,039
(Concluded)

Bank loans obtained by ASE Test Finance were restricted for the use in the redemption of ASE Test Finance’s and the Company’s loans.  The Company and ASE Inc. provided guarantees for ASE Test Finance’s payment obligations under the $78,000 thousand loan.  Under the guaranty, the Company is required to maintain certain financial ratios and the tangible net worth of the Company shall not be less than $450 million at any time.

Several loan agreements specify the following non-financial covenants:

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

The abovementioned bank loan contracts have variable interest rates and are subject to adjustments by banks or changes in prime rate.  In addition, several of the loan agreements have default provisions, whereby a default under one loan agreement may also trigger cross-defaults under other loan agreements.

As of December 31, 2005 and 2006, the Company was in compliance with its financial and non-financial covenants.

Long-term debt by currencies other than U.S. dollars as of December 31, 2005 and 2006 is as follows:

	December 31
	2005	2006
	(In thousands)	(In thousands)

New Taiwan dollars	NT$ 2,559,760	NT$ 803,845

Such amounts have been translated into U.S. dollars at the spot rates quoted by the Bank of Taiwan of NT$32.86 to US$1 and NT$32.596 to US$1 as of December 31, 2005 and 2006, respectively.

As of December 31, 2006, the maturities of long-term debts are as follows:

2007	$34,418
2008	20,564
2009	33,940
2010	31,202

$120,124

13.  SHAREHOLDERS’ EQUITY

As stipulated by the Company Law of the ROC, the Company's subsidiary in the ROC is required to make an appropriation for legal capital reserve at 10% of net income as determined in accordance with ROC GAAP.  Use of the legal capital reserve is restricted to certain purposes, including the offset of a deficit, and the transfer of up to 50% of the legal capital reserve to capital stock when the legal capital reserve has reached 50% of total capital stock.  As of December 31, 2006, the legal capital reserve approximated US$26,770 thousand and was not available for distribution.

As of December 31, 2006, the Company had three stock option plans, the 1999, 2000 and 2004 Option Plans.  Stock options granted under these plans are exercisable for ordinary shares of the Company and vest ratably over a period of three or five years.  The options expire five or ten years from the date of grant.

Information regarding stock options granted or modified after January 1, 2004 is presented below:

ASE Test

	2004			2005			2006
		Weighted			Weighted			Weighted
		Average	Weighted		Average	Weighted		Average	Weighted
		Exercise	Average		Exercise	Average		Exercise	Average
	Number of	Price	Grant Date	Number of	Price	Grant Date	Number of	Price	Grant Date
	Shares	Per Share	Fair Value	Shares	Per Share	Fair Value	Shares	Per Share	Fair Value

Beginning outstanding balance	-	$-		260,000	$6.18		292,500	$6.21
Options granted	260,000	6.18	$6.18	32,500	6.50	$6.50	130,000	9.60	$9.60
Options exercised	-	-		-	-		(9,000)	6.10
Options forfeited	-	-		-	-		-	-
Options expired	-	-		-	-		-	-

Ending outstanding balance	260,000	6.18		292,500	6.21		413,500	7.28

Options outstanding on December 31, 2006, the related weighted average exercise price and remaining contractual life information are as follows:

	Outstanding Shares	Exercisable Shares	Weighted Average Remaining Life (Years)

Options with exercise price of:
$5.50	60,000	24,000	7.6
$6.10	51,000	15,000	7.8
$6.50	172,500	76,500	7.6
$9.79	115,000	11,500	9.3
$8.10	15,000	7,500	9.6

	413,500	134,500

The Company has computed, for pro forma disclosure purposes, the fair value of options granted using the Black-Scholes option pricing model with the following assumptions:

	2004	2005	2006

Risk-free interest rate	3.50%-3.88%	3.88%	4.88%
Expected life	5 years	5 years	3-5 years
Expected volatility	78.28%	59.06%	59.95-62.03%
Expected dividend	0%	0%	0%

ASE Inc.

ASE Inc., the parent company, has two option plans, which were adopted in 2002 and 2004.  Under the terms of the plans, stock options are granted to employees including those of the Company.  The option rights expire ten years from the date of grant.  On the second anniversary of the grant date, 40% of the options become vested and the remaining options vest ratably over a period of three years thereafter.

Information regarding the ASE Inc.’s stock option plans for the Company and its subsidiaries is as follows:

	2004			2005			2006
		Weighted			Weighted			Weighted
		Average	Weighted		Average	Weighted		Average	Weighted
		Exercise	Average		Exercise	Average		Exercise	Average
	Number of	Price	Grant Date	Number of	Price	Grant Date	Number of	Price	Grant Date
	Shares	Per Share	Fair Value	Shares	Per Share	Fair Value	Shares	Per Share	Fair Value

Beginning outstanding balance	38,852,400	$0.58		61,752,100	$0.60		52,926,580	$0.60
Options granted	25,499,500	0.79	$0.79	3,000,000	0.57	$0.57	-	-	$-
Options forfeited	(2,261,800)	0.58		(5,126,800)	0.58		(2,489,000)	0.62
Options expired	-	-		-	-		-	-
Options exercised	(338,000)	0.56		(6,698,720)	0.49		(9,908,710)	0.58

Ending outstanding balance	61,752,100	0.67		52,926,580	0.60		40,528,870	0.61

Options outstanding on December 31, 2006, the related weighted average exercise price and remaining contractual life information are as follows:

	Outstanding Shares	Exercisable Shares	Weighted Average Remaining Life (Years)
Options with exercise price
$0.49	15,222,300	9,936,500	6.0
$0.64	4,327,170	2,302,690	6.6
$0.70	18,564,400	7,372,700	7.5
$0.57	2,415,000	-	8.4

	40,528,870	19,611,890

The fair value of the common stock options issued was determined using a Black-Scholes option pricing model with the following assumptions:

	2004	2005

Risk-free interest rate	2.50%	1.80%
Expected life	5 years	5 years
Expected volatility	59%	47%
Expected dividend	3%	3%

For purposes of pro forma disclosure, the estimated fair values of the options are amortized to expense ratably over the option vesting periods.  Had the Company recorded compensation costs based on the estimated grant date fair value, the Company’s net income (loss) and earnings (loss) per share (in U.S. dollars) would have been as follows:

	2004	2005	2006

Net income (loss)	$25,139	$(35,484)	$150,769
Stock-based compensation expense (net of related tax effect)
From the Company	(97)	(209)	(317)
From ASE Inc.	(2,407)	(9,084)	(8,486)

Pro forma net income (loss)	$22,635	$(44,777)	$141,966

Basic EPS As reported	$0.25	$(0.35)	$1.51
Pro forma	$0.23	$(0.45)	$1.42

Diluted EPS As reported	$0.25	$(0.35)	$1.50
Pro forma	$0.23	$(0.45)	$1.41

14.  PENSION PLAN

The Labor Pension Act (the “Act”), which took effect in the ROC on July 1, 2005, provides for a pension mechanism that is deemed a defined contribution pension plan.  The employees who were subject to the Labor Standards Law of the ROC before the enforcement of this Act may choose to be subject to the pension mechanism under this Act or may continue to be subject to the pension mechanism under the Labor Standards Law.  For those employees who were subject to the Labor Standards Law before July 1, 2005, work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under the Act, their service years as of July 1, 2005 will be retained.  Under the Act, the rate of an employer’s monthly contribution to the employees’ personal pension accounts should not be less than 6% of each employee’s monthly salary or wage.  Thus, since July 1, 2005, ASE Test, Inc. has made monthly contributions based on each employee’s salary or wage to personal pension accounts, and recognized pension costs of $885 thousand and $1,984 thousand for each year ended December 31, 2005 and 2006.

ASE Test, Inc. has a defined benefit pension plan for its regular employees.  Retirement benefits are based on the length of service and average salaries or wages of the last six months before retirement.  ASE Test, Inc. makes monthly contributions, at 2% of salaries and wages, to plan assets which are in the name of, and are administered by, the employee pension plan committee and are deposited in the Central Trust of China (the “CTC”), an ROC government agency.  Besides, ASE Test, Inc. also accrued pension cost of executive managers.  Pension cost for executive managers was $11 thousand and $288 thousand in 2005 and 2006, respectively.  As of December 31, 2005 and 2006, accrued pension cost of aforementioned plan was $11 thousand and $299 thousand, respectively.

ISE Labs, Inc. has a defined contribution plan (“401k plan”) for eligible employees.  This plan permits employees to make contributions up to the maximum limits allowable under the U.S. Internal Revenue Code Section 401k.  ASE Test Malaysia and ASE Singapore Pte Ltd. also have a defined contribution plan.  The Company has no other post-retirement or post-employment benefit plans.

As of December 31, 2006, allocations by investment type of the plan assets deposited in the CTC are as follows:

Type of Investment	Allocation (%)

Cash	46
Notes	18
Equity	17
Bond	10
Other	9

100

Information about the defined benefit plans for ASE Test Inc. is summarized as follows:

a.	Components of net periodic pension cost for the year:

	2004	2005	2006

Service cost	$1,906	$1,705	$301
Interest	349	373	308
Projected return on plan assets	(78)	(117)	(109)
Amortization	172	69	11

Net periodic pension cost	$2,349	$2,030	$511

b.	Reconciliation of funded status of the plan and accrued pension cost at December 31, 2004, 2005 and 2006:

	December 31
	2004	2005	2006

Vested benefit obligation	$38	$16	$98
Non-vested benefit obligation	6,978	6,424	7,255
Accumulated benefit obligation	7,016	6,440	7,353
Additional benefits based on future salaries	5,644	4,638	5,140
Projected benefit obligation	12,660	11,078	12,493
Fair value of plan assets	(3,154)	(3,668)	(4,318)
Funded status	9,506	7,410	8,175
Unrecognized net transition obligation	(163)	(148)	(138)
Unrecognized actuarial loss	(4,172)	(814)	(1,646)
Accrued expense	(52)	(47)	(42)

Accrued pension cost	$5,119	$6,401	$6,349

Vested obligation	$42	$17	$98

c. Actuarial assumption

Discount rate	3.25%	2.75%	2.25%
Increase in future salary level	3.00%	2.5-3.0%	2.5-3.0%
Expected rate of return on plan assets	3.25%	2.75%	2.50%

d.	ASE Test, Inc. expects to make contributions of $554 thousand to its defined pension plan in 2007.

e	Expected benefit payments:

Year of Payments

2007	$105
2008	8
2009	58
2010	42
2011	52
2012 and thereafter	1,483

Plan assets and obligations reflected herein were measured as of December 31, 2006.

15.  EMPLOYEES BENEFITS, DEPRECIATION AND AMORTIZATION

	2004			2005			2006
	Cost of	Operating		Cost of	Operating		Cost of	Operating
	Revenues	Expenses	Total	Revenues	Expenses	Total	Revenues	Expenses	Total

Employees benefits
Salary	$63,555	$19,393	$82,948	$51,573	$20,350	$71,923	$58,183	$22,111	$80,294
Insurance	4,281	1,575	5,856	3,561	1,360	4,921	4,129	1,826	5,955
Pension costs	4,019	1,397	5,416	3,864	1,477	5,341	3,584	1,500	5,084
Other	5,829	1,668	7,497	7,619	2,009	9,628	5,831	1,314	7,145

	$77,684	$24,033	$101,717	$66,617	$25,196	$91,813	$71,727	$26,751	$98,478

Depreciation	$141,839	$2,441	$144,280	$138,084	$2,691	$140,775	$110,830	$2,732	$113,562

Amortization	9,339	11,289	20,628	6,875	6,652	13,527	5,276	1,800	7,076

16.	INCOME TAX

The ROC government enacted the Alternative Minimum Tax Act (the “AMT Act”), which became effective on January 1, 2006.  The alternative minimum tax (“AMT”) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act.  The taxable income for calculating the AMT includes most of the income that is exempted from income tax under various laws and statutes. ASE Test, Inc., the Company’s Taiwan based subsidiary, has considered the impact of the AMT Act in the determination of its tax liabilities.

a.	Income tax expense (benefit) attributable to continuing operations is summarized as follows:

	2004	2005	2006

Tax expense (benefit) based on pre-tax accounting income (loss) from continuing operations at statutory rate	$10,478	$(4,169)	$38,973
Add (deduct) tax effects of:
Permanent differences
Tax-exempt income - tax holiday	(6,146)	-	(6,450)
Other	(937)	181	(40)
Temporary differences
Depreciation and capital allowance	(1,501)	1,035	(11,569)
Depreciation	(945)	(597)	5,995
Other	3,028	53	2,089
	3,977	(3,497)	28,998
(Continued)

	2004	2005	2006

Loss carryforward	$-	$7,101	$(5,356)
Income taxes on undistributed earnings	2,244	2,369	-
Credits for investments, investment in machinery and equipment, and research and development	(4,494)	(5,637)	(14,802)
Net change in deferred income tax for the year	(22,936)	4,991	3,821
Adjustment of prior years’ income tax	-	(2,790)	(94)

Income tax expense (benefit)	$(21,209)	$2,537	$12,567
(Concluded)

The above-mentioned taxes on pre-tax accounting income (loss) based on the applicable statutory rates for both domestic and foreign entities are shown below:
	2004	2005	2006

Domestic entity	$509	$1,079	$3,580
Foreign entities
ASE Test, Inc. (25% statutory rate)	8,708	(4,314)	32,090
ASE Test Malaysia (28% statutory rate)	1,765	745	3,646
ISE Labs (federal tax rate 35% and state tax rate 6%)	(504)	(1,679)	(343)

	$10,478	$(4,169)	$38,973

ASE Test Inc. has two five-year income tax exemption projects beginning from January 2001 and 2006, respectively.  A portion of ASE Test, Inc.’s income from the testing of semiconductors is exempt from income tax.  ASE Singapore Pte Ltd., a subsidiary of ISE Labs, has been granted pioneer status under the provisions of the Economic Expansion Incentives (Relief from Income Tax) Act for its operations in Singapore for a qualifying period of 10 years commencing September 1, 1998.  During the qualifying period, all income arising from pioneer status activities is wholly exempt from income tax.  In addition, ASE Test Malaysia also has been granted pioneer status by the Ministry of International Trade and Industry in Malaysia for five years from July 1, 1999 to June 30, 2004.  During the year 2003, the Company applied to the relevant authorities to surrender its pioneer status in accordance with the 2003 budget proposal, which allows a pioneer company that intends to undertake reinvestment before the expiry of its pioneer status the option to surrender its pioneer certificate to qualify for reinvestment allowance.  On September 11, 2004, the Malaysian Industrial Development Authority approved the Company’s surrender of pioneer status with effect from September 21, 2002, the date of announcement of the 2003 budget proposal.  The per share effect (basic earnings per share) of tax holiday is $0.06 in 2004 and $0.06 in 2006.

b.	Deferred income tax assets and liabilities are summarized as follows:

	December 31
	2005	2006

Current deferred income tax assets
Unused tax credits	$9,267	$22,639
Loss carryforward	4,067	-
Other	1,880	1,241
	15,214	23,880
Less : valuation allowance	(6,281)	(319)

	$8,933	$23,561
(Continued)

	December 31
	2005	2006
Noncurrent deferred income tax assets
Unused tax credits	$29,528	$9,706
Tax effect of unabsorbed capital allowance	10,263	6,284
Loss carryforward	9,294	8,196
Other	(2,818)	(17)
	46,267	24,169
Less : valuation allowance	(15,303)	(11,046)

	$30,964	$13,123

Noncurrent deferred income tax liabilities	$-	$608
(Concluded)
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

c.	As of December 31, 2006, unused tax credits which can be utilized to offset future income tax, are set forth below:

Year of Expiry

2007	$10,045
2008	9,883
2009	2,392
2010	2,578
2011 and thereafter	7,447

$32,345

In the ROC, tax credits may be utilized to reduce up to 50% of income tax payable each year.  In the expiring year, any remaining unused tax credits may be used entirely.

The U.S. Federal and California State net operating loss carry forwards of ISE Labs as of December 31, 2006 approximated $21.4 million and $30.4 million which expire in 2025 and 2015, respectively.

17.  DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	December 31
	2005		2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-derivative financial instruments

Assets
Available-for-sale financial assets-current	$-	$-	$89,341	$89,341
Available-for-sale financial assets-noncurrent	81,251	165,002	204,851	204,851
Pledged time deposit ( included in other assets )	2,006	2,006	5,276	5,276

Liabilities
Long-term debts (including current portion)	295,046	295,046	120,124	120,124

Derivative financial instruments
Financial currency forward contracts	4	4	(262)	(262)

b.	Methods and assumptions used in the determination of fair values of financial instruments were as below：

1)
The aforementioned financial instruments do not include cash, notes and accounts receivable, receivables from related parties, pledged time deposit-current, notes and accounts payable, payable to related parties, accrued expenses and payables for property, plant and equipment.  These financial instruments’ carrying amounts approximate their fair values.

2)
Fair values of available-for-sale financial assets are determined based on their quoted market prices.  Fair values of derivatives were determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

3)	The carrying amount of pledged time deposit reflects its fair value.

4)
Fair values of long-term debts were based on the present value of expected cash flows discounted at current interest rates of similar long-term debts.  The carrying amount of long-term debts approximates their fair value.

c.
The Company recognized $314 thousand and $685 thousand of gains for the years ended December 31, 2004 and 2005, respectively, and $1,731 thousand of losses for the year ended December 31, 2006 for the changes in fair value of derivatives determined using valuation techniques.

d.
As of December 31, 2005 and 2006, financial assets exposed to fair value interest rate risk were $5,031 thousand and $6,081 thousand, respectively, financial liabilities exposed to fair value interest rate risk were $20,644 thousand and $1,781 thousand, respectively.  Financial assets exposed to cash flow interest rate risk were $77,439 thousand and $62,088 thousand, respectively, and financial liabilities exposed to cash flow interest rate risk were $267,096 thousand and $101,358 thousand, respectively.

e.
For the years ended December 31, 2004, 2005 and 2006, the Company recognized interest income of $578 thousand, $1,598 thousand and $3,369 thousand, and interest expense (including capitalized interest) of $9,609 thousand, $13,622 thousand and $13,568 thousand, respectively, for those financial assets or liabilities that are not categorized as financial assets or liabilities at fair value through profit and loss.

f.
The derivative instruments employed by the Company is to mitigate risks arising from the ordinary business operation.  All derivative transactions engaged by the Company should be designated into two purposes: hedging and speculating which are governed by separated internal guidelines and controls.  Derivative transactions enter for hedging purposes must hedge the risk against fluctuation in foreign exchange and interest rates arising from operating activities.  The currency and the amount of derivative instruments held by the Company must match the Company’s assets and liabilities.

g.	Information about financial risk

1)	Market risk

The Company invested in open-end funds and listed shares which are traded in active market. The fair value of financial assets was changed based on market condition.  All derivative financial instruments are mainly used to hedge the exchange rate fluctuations of foreign currency denominated assets and liabilities.  Therefore, the market risk of derivatives will be offset by the foreign exchange risk of these assets and liabilities.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts.  Risk factors are including the concentration degree, components and contract amounts of financial instruments.  The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions and business organizations. Management believes that the Company’s exposure to default by those parties is low.

3)	Liquidity risk

The Company believes its liquidity risk is low because the Company’s working capital, which includes investments in mutual funds and other marketable securities that are readily convertible to cash at or near fair market value, is sufficient to fulfill its obligations incurred in the operation.

4)	Cash flow interest rate risk

The Company mainly engages in floated-interest-rate debt.  Therefore, cash flows are expected to increase $1,014 thousand while the market interest rate increases by 1%.

18.  RELATED PARTY TRANSACTIONS

a.	Related parties

Related Parties	Relationship

ASE Inc.	Parent company
ASE Korea, Inc.	Affiliate
Hung Ching Development & Construction Co. (“HCDC”)	Affiliate
ASE (Shanghai) Inc.	Affiliate
ASE (U.S.) Inc.	Affiliate (starting August, 2004)
ASE Japan Co., Ltd. (“ASE Japan”)	Affiliate (starting May, 2004)
ASE Material Inc.	Affiliate (merged into ASE Inc. in August, 2004)
ASE Electronics, Inc. (“ASEE”)	Affiliate (starting August, 2006)

b.	Significant related party transactions:

	2004	2005	2006
1) Revenue

ASE Inc.	$16,760	$44,552	$45,086
Other	446	-	-

	$17,206	$44,552	$45,086

The revenue from related parties is generated from jointly marketed turnkey services.

	2004	2005	2006
2) Purchase of machinery and equipment

ASE Korea, Inc.	$146	$990	$7,144
ASE Inc.	-	1,124	4,716
ASE (Chung Li) Inc.	1,235	-	-
Other	4	-	-

	$1,385	$2,114	$11,860

3) Purchase of buildings - HCDC	$2,995	$7,293	$-

4) Purchase of raw materials

ASE Inc.	$2,650	$5,577	$3,123
ASE Material Inc.	3,353	-	-
Other	-	4	1,041

	$6,003	$5,581	$4,164

5) Sale of property, plant and equipment

ASE Korea, Inc.	$2,943	$14,119	$5,067
ASE Inc.	9,790	1,598	337
ASE Japan	-	1,540	1,194
Other	1,046	55	-

	$13,779	$17,312	$6,598

6) Service fees

The Company engages ASE (U.S.) Inc. as a sales agent and the service fees paid were based on monthly service-related costs and expenses incurred (limited amounts prescribed for costs and expenses).  Total service fees were $3,253 thousand for the period from August to December of 2004, and $7,674 thousand and $5,008 thousand in 2005 and 2006, respectively.

c.	Balances at year end:

	December 31
	2005	2006
Receivable
ASE Inc.	$16,394	$13,811
ASE Korea, Inc.	3,416	73
Other	467	734

	$20,277	$14,618

Payable
ASE Inc.	$9,082	$4,207
ASEE	-	565
Other	1,265	365

	$10,347	$5,137

These transactions were conducted at prices and terms comparable to those applied in transactions with unrelated companies, except for the purchases and sales of machinery and equipment which were recorded at net book values and the purchase of building from HCDC which was based on appraisal from an independent third party.

19.  ASSETS PLEDGED

The following assets have been pledged or mortgaged as collaterals for bank loans and as guarantees for the employment of foreign labor and the lease of office buildings:

	December 31
	2005	2006

Machinery and equipment, net	$28,021	$7,326
Pledged time deposit	3,908	5,276

	$31,929	$12,602

Included in other assets-other are $2,006 thousand and $5,276 thousand of time deposit which have been pledged as collateral as of December 31, 2005 and 2006, respectively.

20.  COMMITMENTS AND CONTINGENCIES

a.	Lease commitments

1)	Operating leases

ASE Test, Inc. leases the land on which its buildings are situated under various operating lease agreements with the government expiring on various dates through February 2015.  The lease agreements grant ASE Test, Inc. the option to renew the leases and reserve the right for the lessor to adjust the lease charges upon an increase in the assessed value of the land and to terminate the leases under certain conditions.  Moreover, the Company leases machinery, equipment and office building under non-cancellable operating lease agreements.  The rental expenses for the years ended December 31, 2004, 2005 and 2006 were $40,841 thousand, $46,816 thousand and $42,523 thousand, respectively.  The future minimum lease payments under the above-mentioned operating leases are as follows:

2007	$20,081
2008	7,701
2009	5,144
2010	3,215
2011 and thereafter	655

Total minimum lease payments	$36,796

2)	Capital leases

In addition, the Company also leases machinery and equipment under non-cancellable capital lease agreements.  As of December 31, 2006, the net book value of the machinery and equipment acquired under the capital obligations amounted to $18,176 thousand.  The future minimum lease payments under capital leases as of December 31, 2006 are as follows:

2007	$14,591
2008	847
2009	36
2010	3
Total minimum lease payments	15,477
Less: Imputed interest	(392)
Present value of future lease obligations	15,085
Capital lease obligation, current	(14,225)

Capital lease obligation, long-term	$860

b.	The Company had unused letters of credit of $43 thousand as of December 31, 2006.

c.	The Company had commitments to certain vendors to purchase property, plant and equipment of approximately $52,000 thousand, and had prepaid $360 thousand as of December 31, 2006.

d.	At December 31, 2006, the Company did not have any significant unasserted claims or pending litigations.

21.   LOSS ON FIRE DAMAGE

Significant Unusual Loss

ASE Test, Inc., incurred fire damage to its production lines in Chung Li, Taiwan on May 1, 2005, and recognized an estimated loss of $52,014 thousand for damages to its machinery and equipment.  With the assistance of external counsel, the Company submitted insurance claims of $790 thousand to its insurers for compensation for damages which the Company believed to be clearly identifiable and reasonably estimated, and recorded such amount as an offset to fire loss in 2005.

The Company reached final settlement with the insurers in June 2006 with regards to the fire damage incurred to the production lines in Chung Li.  The final settlement amount of $27,289 thousand, offset by the $790 thousand recorded in 2005, was recorded in the current period.  The Company also reversed $5,641 thousand of impairment loss recognized in 2005 after a careful analysis of the increase in the estimated service potential of the production line facilities by an external specialist.  Net amount of $32,145 thousand, including the reversal of $5 thousand of other accruals, was recognized as a gain on insurance settlement and loss recovery in 2006.  All of the insurance recoveries were received in August 2006.

22.  SEGMENT INFORMATION

a.	Geographical information, net revenues

	2004		2005		2006
Area	Amount	%	Amount	%	Amount	%

North America	$236,527	55	$260,224	62	$320,895	62
Asia	152,485	36	104,179	25	114,235	22
Europe	38,740	9	56,526	13	82,558	16
Australia	11	-	-	-	18	-

	$427,763	100	$420,929	100	$517,706	100

b.	Geographical information- long-lived assets

	December 31
	2005		2006
	Amount	%	Amount	%
Asia
Taiwan	$306,060	71	$282,309	73
Malaysia	76,194	18	56,300	14
Singapore	36,847	8	38,222	10
United States	10,978	3	12,604	3

	$430,079	100	$389,435	100

c.	Major customers

For the years ended December 31, 2004, 2005 and 2006, the Company did not have a single customer to which the net revenues accounted for over 10% of total net revenues.

d.	Operating segment information

Other than its investing segment, the Company has two major operating segments:  Testing, and Packaging.  The Company packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics and provides testing services, including front-end engineering testing, wafer probing and final testing services.  The accounting policies of the segments are the same as those described in Note 2.  Segment information for the years ended December 31, 2004, 2005 and 2006 is as follows:

	Testing	Packaging	Other	Total
2004

Revenue from external customers	$343,116	$84,647	$-	$427,763
Interest income	154	83	341	578
Interest expense	(1,069)	(255)	(5,441)	(6,765)
Net interest expense	(915)	(172)	(5,100)	(6,187)
Depreciation and amortization	138,328	18,601	-	156,929
Impairment loss on assets	(26,500)	-	-	(26,500)
Segment profit (loss)	(6,248)	(10,456)	3,666	(13,038)
Segment assets	782,089	149,820	151,200	1,083,109
Expenditures for segment assets	174,382	36,274	-	210,656
Goodwill	25,612	-	-	25,612

(Continued)

	Testing	Packaging	Other	Total
2005

Revenue from external customers	$346,639	$74,290	$-	$420,929
Interest income	868	574	156	1,598
Interest expense	(3,418)	(427)	(8,899)	(12,744)
Net interest revenue (expense)	(2,550)	147	(8,743)	(11,146)
Depreciation and amortization	134,383	15,239	-	149,622
Loss on fire damage	(51,224)	-	-	(51,224)
Segment loss	(31,709)	(9,372)	(2,705)	(43,786)
Segment assets	669,190	125,561	145,588	940,339
Expenditures for segment assets	48,844	1,842	-	50,686
Goodwill	20,646	-	-	20,646

2006

Revenue from external customers	423,341	94,365	-	517,706
Interest income	1,379	1,432	558	3,369
Interest expense	(2,302)	(117)	(10,746)	(13,165)
Net interest expense	(923)	1,315	(10,188)	(9,796)
Depreciation and amortization	108,410	12,228	-	120,638
Gain on insurance settlement and impairment recovery	32,145	-	-	32,145
Segment profit	149,369	8,040	5,927	163,336
Segment assets	682,364	83,605	278,459	1,044,428
Expenditures for segment assets	85,038	2,370	-	87,408
Goodwill	20,646	-	-	20,646
(Concluded)

23.   DISCONTINUED OPERATIONS

ASE Test Malaysia sold its camera module assembly operations in early October 2005 for $19,116 thousand, which covers the book value of the equipment and inventory, plus an acquisition premium.  As a result, the Company reclassified the camera module assembly segment as discontinued operations.

Summarized below were operating results of the discontinued segment for the years ended December 31, 2004 and 2005.

	2004	From January 1, 2005 to October 3, 2005

Net revenues	$193,375	$66,493
Cost of revenues	173,389	59,819
Gross profit	19,986	6,674
Operating expenses	2,229	1,422
Non-operating expenses	768	1,257
Income from discontinued operations before income tax	16,989	3,995
Income tax expense	21	66
Income from discontinued operations	16,968	3,929

(Continued)

	2004	From January 1, 2005 to October 3, 2005
Gain on disposal of assets	$-	$6,969
Income tax expense	-	59
Gain on disposal of discontinued operations	-	6,910

Total	$16,968	$10,839
(Concluded)

24.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The Company’s consolidated financial statements have been prepared in accordance with ROC GAAP, which differ in the following respects from U.S. GAAP:

a.	Pension benefits

ASE Test, Inc. adopted U.S. Statement of Financial Accounting Standards (“U.S. SFAS”) No. 87, “Employers’ Accounting for Pensions” (“U.S. SFAS No. 87”) on January 1, 1987, which requires the Company to determine the accumulated pension obligation and the pension expense on an actuarial basis.

U.S. SFAS No. 87 was amended by U.S. SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“U.S. SFAS No. 158”) on September 29, 2006, which requires employers to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  U.S. SFAS No. 158 defines the funded status of a benefit plan as the difference between the fair value of the plan assets and the projected benefit obligation.  Previously unrecognized items such as gains or losses, prior service credits and transition assets or liabilities will be recognized in accumulated other comprehensive income and will be subsequently recognized through net periodic benefit cost pursuant to the provisions of U.S. SFAS No. 87. The Company adopted U.S. SFAS No. 158 on December 31, 2006.

ROC SFAS No. 18, “Accounting for Pensions” (“ROC SFAS No. 18”) is similar in many respects to U.S. SFAS No. 87 and was adopted by ASE Test, Inc. in 1996.  However, ROC SFAS No. 18 does not require a company to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability in the statement of financial position.  The difference in the dates of adoption gives rise to a U.S. GAAP difference in the actuarial computation for transition obligation pension expense and the related amortization.

b.	Marketable securities

Under ROC GAAP, prior to January 1, 2006, marketable securities were carried at the lower of aggregate cost or market, and securities without active market were carried at cost, with only unrealized losses or impairment loss recognized.  Effective January 1, 2006, the Company adopted ROC SFAS No. 34 and No. 36.  Financial instruments including debt securities and equity securities are recognized at fair value or including transaction costs and categorized as financial assets or liabilities at fair value through profit or loss (“FVTPL”), available-for-sale (“AFS”) or held-to-maturity (“HTM”) securities.  FVTPL has two sub-categories, financial assets designated on initial recognition as one to be measured at fair value, and those that are classified as held for trading, which are also measured at fair value with fair value changes recognized in profit and loss.  These classifications are similar to those required by U.S. SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“U.S. SFAS No. 115”).

Under U.S. SFAS No. 115, debt and equity securities that have readily determinable fair values are classified as either trading, available-for-sale or held-to-maturity securities.  Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.  Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.  Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity.

ROC SFAS No. 34 and No. 36 require the Company to adjust the carry amount of trading and available-for-sale marketable securities from the lower of aggregate cost or market to fair value upon initial adoption.  Since the Company did not hold any marketable securities at December 31, 2005, no adjustments were made as a result of the adoption of these new standards.  No GAAP differences exist in the carrying amount and unrealized gains and losses for marketable securities acquired after January 1, 2006.

c.	Bonuses to employees, directors and supervisors

According to ROC regulations and the Articles of Incorporation of ASE Inc. and ASE Test, Inc., a portion of the Company’s earnings is required to be set aside as bonuses to employees, directors and supervisors.  Bonuses to directors and supervisors are always paid in cash.  However, bonuses to employees may be granted in cash or stock or both.  All of these appropriations, including stock bonuses which are valued at par value of NT$10, are charged against retained earnings under ROC GAAP after such appropriations are formally approved by the shareholders in the following year.

Under U.S. GAAP, such bonuses are charged against income in the year earned.  Shares issued as part of these bonuses are recorded at fair market value.  The total amount of the aforementioned bonuses to be paid in the following year is initially accrued based on management’s estimate pursuant to the Company‘s Articles of Incorporation.  Any difference between the initially accrued amount and the fair market value of any shares issued as bonuses is recognized in the year of approval by shareholders, which normally occurs during the subsequent year.

ASE Inc. pays the bonuses on behalf of the Company and does not require reimbursement.  For U.S. GAAP reporting purposes, bonus payments made by ASE Inc. directly to ASE Test, Inc.’s employees are recorded as compensation expense for the Company and credited to additional paid-in capital.

The impact of bonuses under U.S. GAAP to specific cost and expense categories is as follows:

	2004	2005	2006

Cost of revenues	$2,591	$(1,546)	$8,079
Selling, general and administrative expenses	1,080	(1,420)	3,872
Research and development	418	(236)	1,235

	$4,089	$(3,202)	$13,186

d.	Depreciation of buildings

Under ROC GAAP, buildings may be depreciated over their estimated life or up to 40 years based on ROC practices and tax regulations.  For U.S. GAAP purposes, buildings are depreciated over their estimated economic useful life of 25 years.

e.	Depreciation on the excess of book value on transfer of buildings between related parties

ASE Test, Inc. purchased buildings and facilities from its affiliate, ASE Technology, in 1997.  The purchase price was based on market value, which represented the portion of the purchase price in excess of the book value NT$17,667 thousand (US$642 thousand) was capitalized by ASE Test, Inc. as allowed under ROC GAAP.  Under U.S. GAAP, transfers of assets between related parties are recorded at historical costs.  Therefore, depreciation on the capitalized amount recorded under ROC GAAP is reversed under U.S. GAAP until the buildings and facilities are fully depreciated or disposed.

f.	Impairment of long-lived assets

Under U.S. GAAP, an impairment loss is recognized when the carrying amount of an asset or a group of assets is not recoverable from the expected future cash flows and the impairment loss is measured as the difference between the fair value and the carrying amount of the asset or group of assets.  The impairment loss is recorded in earnings and cannot be reversed subsequently.  Effective January 1, 2002, long-lived assets (excluding goodwill and other indefinite lived assets) held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Under ROC GAAP, effective January 1, 2005, the Company is required to recognize an impairment loss when an indication is identified that the carrying amount of an asset or a group of assets is not recoverable from the expected future cash flows.  However, if the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain.  The adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Prior to January 1, 2005, the Company followed U.S. GAAP in accounting for impairment of long-lived assets for ROC GAAP purposes.

As discussed in Note 21, the Company reversed $5,641 thousand of impairment loss recognized in 2005 under ROC GAAP after a careful analysis of the increase in the estimated service potential of the production line facilities by an external specialist.  Such reversal is prohibited under U.S. GAAP.  As such, differences in the cost basis of these damaged machinery and equipment and associated depreciation expense between ROC and U.S. GAAP are reflected in the reconciliation.

g.	Derivative financial instruments

Under ROC GAAP, prior to January 1, 2006, there were no specific accounting standards which addressed measurement for derivative instruments, except for foreign currency forward contracts.  Forward contracts were accounted for in a manner similar to that required under U.S. SFAS No. 52, “Foreign Currency Translation”.  Effective January 1, 2006, the Company adopted ROC SFAS No. 34 which requires derivatives that do not qualify for hedge accounting be recorded as FVTPL as described in Note 2.

Under U.S. GAAP, accounting for derivative instruments is covered under U.S. SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“U.S. SFAS No. 133”), as amended by U.S. SFAS No. 138, “Accounting for Certain Derixxvative Instruments and Certain Hedging Activities”, which require that all companies recognize derivative instruments as assets and liabilities in the statements of financial position at fair value.  If certain conditions are met, companies may elect to designate a derivative instrument as a hedge.  For U.S. GAAP reporting purposes, the Company does not apply hedge accounting, and derivatives have historically been, and will continue to be, recorded on the consolidated balance sheets at fair value, with changes in fair value recorded through current period earnings.

h.	Stock-based compensation

Under U.S. GAAP, stock-based compensation expense for the year ended December 31, 2006 includes compensation expense for all unvested stock-based compensation awards granted prior to January 1, 2006 that are expected to vest, based on the grant date fair value estimated in accordance with the transition method and the original provision of U.S. SFAS No. 123, “Accounting for Stock-Based Compensation” (“U.S. SFAS No. 123”).   Upon an employee’s termination, unvested awards are forfeited, which affects the quantity of options to be included in the calculation of stock-based compensation expense.  Forfeitures do not include vested options that expire unexercised.  Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant-date fair value estimate in accordance with the provisions of U.S. SFAS No. 123R, “Share-Based Payment” (“U.S. SFAS No. 123R”).  The Company recognizes these compensation costs using the graded vesting method over the requisite service period of the award, which is generally the option vesting term of five years.  Prior to the adoption of U.S. SFAS No. 123R, the Company recognized stock-based compensation expense in accordance with U.S. Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). See Note 25e for a further discussion on stock-based compensation.

ASE Inc. pays certain employee compensation amounts, by means of stock options, on behalf of the Company and does not require reimbursement.  For U.S. GAAP reporting purposes, such payments made by ASE Inc. directly to the employees of ASE Test and subsidiaries are recorded as compensation expense for the Company and credited to additional paid-in capital.

Certain characteristics of the stock options granted under the ASE 2002 Option Plan made the fair values of these options not reasonably estimable using appropriate valuation methodologies as prescribed under U.S. SFAS No. 123 and have been accounted for using the intrinsic value method.  Upon the adoption of U.S. SFAS No. 123R, the Company continued to account for these stock options based on its intrinsic value, remeasured at each reporting date through the date of exercise or other settlement.

Under ROC GAAP, employee stock option plans that are amended or have options granted on or after January 1, 2004 must be accounted for by an interpretation issued by the ARDF in the ROC.  The Company adopted the intrinsic value method and any compensation expense determined using this method is recognized over the vesting period.  No stock-based compensation expense was recognized under ROC GAAP for the years ended December 31, 2004, 2005 and 2006.

i.	Goodwill

Prior to January 1, 2006, under ROC GAAP, the Company amortized goodwill arising from acquisitions over 10 years.  The Company adopted ROC SFAS No. 35 on December 31, 2004, and in accordance with this new standard, performed an impairment analysis and recorded an impairment charge of $26,500 thousand for the year ended December 31, 2004 based on a “recoverable amount” as determined by an estimate of discounted cash flows for the next six years.  The Company found no impairment as of December 31, 2005 and 2006.

Effective January 1, 2006, the Company adopted ROC SFAS No. 25 which is similar to U.S. SFAS No. 142, “Goodwill and Other Intangible Assets’’ (“U.S. SFAS No. 142”).  The Company ceased amortization and reviewed goodwill for impairment in accordance with the provisions of the standard and ROC SFAS No. 35.  Total amortization expenses of goodwill under ROC GAAP were $10,105 thousand and $4,966 thousand in 2004 and 2005, respectively.

Under U.S. GAAP, the Company adopted the provisions of U.S. SFAS No. 142 on January 1, 2002.  U.S. SFAS No. 142 requires the Company to review for possible impairment of goodwill existing at the date of adoption and perform subsequent impairment tests on at least an annual basis.  In addition, existing goodwill and intangible assets must be reassessed and classified consistently in accordance with the criteria set forth in U.S. SFAS No. 141 “Business Combinations’’ and U.S. SFAS No. 142.

As a result, the Company ceased to amortize goodwill effective January 1, 2002.  Definite lived intangible assets will continue to be amortized over their estimated useful lives.

The determination of whether or not the goodwill is impaired under U.S. SFAS No. 142 is made by first estimating the fair value of the reporting unit and comparing such fair value with its carrying amount, including goodwill.  If the carrying amount exceeds the fair value, the Company calculates an implied fair value of the goodwill based on an allocation of the fair value of the reporting unit to its underlying assets and liabilities.  If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.  For the year ended December 31, 2004, the Company recognized an impairment loss of $41,500 thousand for U.S. GAAP purposes.

j.	Undistributed earnings tax

In the ROC, a 10% tax is imposed on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries).  For ROC GAAP purposes, the Company records the 10% tax on unappropriated earnings in the year of shareholders’ approval.  Starting from 2002, the American Institute of Certified Public Accountants International Practices Task Force (the "Task Force") concluded that in accordance with Emerging Issues Task Force (EITF) 95-10, “Accounting for tax credits related to dividends in accordance with SFAS 109,” the 10% tax on unappropriated earnings should be accrued under U.S. GAAP during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year.

k.	Investments in parent company accounted for as treasury stock

Under ROC GAAP, shareholdings in the parent company are recorded as an available-for-sale financial asset and changes in fair value from a subsequent remeasurement are reported as a separate component of shareholders’ equity.  Under U.S. GAAP, according to ARB No. 51, “Consolidated Financial Statements”, there is a presumption that the parent company must approve the subsidiary's transactions.  Accordingly, unless this presumption can be overcome, the investment in the parent company's stock should be presented within the equity section of a wholly owned subsidiary's separate financial statements and be accounted for in the same manner as treasury stock.  Upon the company’s receipt of cash dividend distributed by the parent company, the cash dividend should be recorded as additional paid-in capital.

l.	Earnings per share

Under both ROC GAAP and U.S. GAAP, basic earnings per share is calculated by dividing net income by the average number of shares outstanding in each period.  Other shares issued from unappropriated earnings, such as stock bonuses to employees, are included in the calculation of weighted-average number of shares outstanding from the date of occurrence.  For diluted earnings per share, unvested stock options are included in the calculation using the treasury stock method if the inclusion of such would be dilutive.

U.S. SFAS No. 128, “Earnings per Share” provides guidance on applying the treasury stock method for equity instruments granted in share-based payment transactions in determining diluted earnings per share, which states that the assumed proceeds shall be the sum of  (a) the exercise price,  (b) the amount of compensation cost attributed to future services and not yet recognized, and  (c) the amount of excess tax benefits that would be credited to additional paid-in capital assuming exercise of the options.  Prior to January 1, 2006, the Company used intrinsic value method to account for its stock-based compensation under both U.S. GAAP and ROC GAAP, resulting in no unrecognized compensation expense to be included in the assumed proceeds calculation.  However, upon adoption of U.S. SFAS No. 123R, the Company now has unrecognized compensation costs, and therefore, the number of diluted shares included in the diluted earnings per share calculation under U.S. GAAP will be different from that under ROC GAAP.

The following reconciles net income (loss) and shareholders’ equity under ROC GAAP as reported in the consolidated financial statements to the approximate net income (loss) and shareholders’ equity amounts as determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	2004	2005	2006
Net income (loss)

Net income (loss) based on ROC GAAP	$25,139	$(35,484)	$150,769
Adjustments:
a. Pension benefits	7	7	11
c. Bonuses to employees, directors and supervisors	(4,089)	3,202	(13,186)
d. Depreciation of buildings	(489)	(582)	(664)
e. Depreciation on the excess of book value of buildings transferred between related parties	13	13	13
f. Impairment loss reversal
Recoverable amount	-	-	(5,641)
Depreciation on recoverable amount	-	-	791
Income tax effect	-	-	1,212
h. Stock option compensation
Stock option compensation from ASE Inc.	1,856	(7,423)	(3,750)
Stock option compensation from the Company	-	-	(3,682)
Cumulative effect of a change in accounting principle for adopting U.S. SFAS No. 123R	-	-	381
i. Goodwill
Amortization
- Consolidated subsidiary	10,105	4,966	-
- Equity-method investee	348	348	-
Impairment	(15,000)	-	-
j. Undistributed earnings tax	-	-	(8,936)
k. Cash dividend from investment in parent company accounted for as treasury stock	-	(493)	-
	(7,249)	38	(33,451)
Net income (loss) based on U.S. GAAP	$17,890	$(35,446)	$117,318

Earnings (loss) per share based on U.S. GAAP (in U.S. dollars)
Basic and diluted	$0.18	$(0.35)	$1.17

Number of shares based on U.S. GAAP (Note 25d)
Basic	100,037,524	100,059,031	100,081,418
Diluted	100,111,113	100,059,031	100,234,402

Shareholders’ equity

Shareholders’ equity based on ROC GAAP	$599,591	$558,205	$843,128

Adjustments:
a. Pension benefits and additional liability
Pension benefits	(44)	(37)	(26)
Unrecognized pension cost on adoption of U.S. SFAS No. 158	-	-	(1,712)
c. Bonuses to employees, directors and supervisors	(4,758)	-	(8,843)
d. Depreciation of buildings	(2,118)	(2,700)	(3,364)
(Continued)

	2004	2005	2006

e. Depreciation on the excess of book value of buildings transferred between related parties	$(518)	$(505)	$(492)
f. Impairment loss reversal, net	-	-	(3,638)
i. Goodwill
Amortization
- Consolidated subsidiary	30,315	35,281	35,281
- Equity-method investee	1,044	1,392	1,392
Impairment	(15,000)	(15,000)	(15,000)
j. Undistributed earnings tax	-	-	(8,936)
k. Investment in parent company accounted for as treasury stock	(81,362)	(81,422)	(81,422)
k. Unrealized gain on investment in parent company accounted for as treasury stock	-	-	(123,429)
Cumulative translation adjustments on U.S. GAAP adjustments	60	242	172
Net decrease in shareholders’ equity	(72,381)	(62,749)	(210,017)

Shareholders’ equity based on U.S. GAAP	$527,210	$495,456	$633,111

Changes in shareholders’ equity based on U.S. GAAP

Balance, beginning of year	$562,499	$527,210	$495,456
Net income (loss) for the year	17,890	(35,446)	117,318
Issuance of new shares under stock option plans	4,552	-	678
Unrecognized pension cost	646	-	-
Adjustment of pension cost upon adoption of U.S. SFAS No. 158	-	-	(1,712)
ASE Inc. shares to be distributed as bonus to employees	1,525	1,556	4,343
Stock option compensation	(1,856)	7,423	7,051
Cumulative translation adjustments for subsidiaries	22,976	(5,780)	9,444
Unrealized gain on financial instruments	400	-	533
Long-term investment in parent company accounted for as treasury stock	(81,422)	-	-
Cash dividend income from the parent company	-	493	-

Balance, end of year	$527,210	$495,456	$633,111
(Concluded)

As a result of the adjustments, the amounts of total assets under U.S. GAAP were $877,687 thousand and $844,990 thousand as of December 31, 2005 and 2006, respectively.  Total liabilities under U.S. GAAP were $382,231 thousand and $211,879 thousand as of December 31, 2005 and 2006, respectively.  A reconciliation of significant balance sheet accounts to the amounts as determined under U.S. GAAP is as follows:

	2005	2006
Available-for-sale financial assets - noncurrent

As reported	$81,251	$204,851
U.S. GAAP adjustments
Treasury stock	(81,422)	(81,422)
(Continued)

	2005	2006

Effect of change in exchange rate	$171	$-
Unrealized gain on financial instruments	-	(123,429)

As adjusted	$-	$-

Equity method investments

As reported	$57,974	$75,979
U.S. GAAP adjustment
Goodwill amortization	1,392	1,392

As adjusted	$59,366	$77,371

Building and improvements

As reported	$66,573	$61,596
U.S. GAAP adjustments
Effect of adjustments on depreciation of buildings	(2,700)	(3,364)
Excess of adjustments on buildings transferred between related parties	(505)	(492)
Effect of change in exchange rate	131	134

As adjusted	$63,499	$57,874

Machinery and equipment

As reported	$338,046	$296,753
U.S. GAAP adjustment
Impairment recovery	-	(5,641)
Depreciation	-	791

As adjusted	$338,046	$291,903

Goodwill

As reported	$20,646	$20,646
U.S. GAAP adjustments
Goodwill impairment	(15,000)	(15,000)
Goodwill amortization	35,281	35,281

As adjusted	$40,927	$40,927

Deferred income tax assets - noncurrent

As reported	$30,964	$13,123
U.S. GAAP adjustments
Undistributed earnings tax	-	(8,936)
Effect of impairment recovery	-	1,212
Effect of change in exchange rate	-	36

As adjusted	$30,964	$5,435

(Continued)

	2005	2006

Accrued expenses

As reported	$37,986	$21,725
U.S. GAAP adjustments
Bonus to employees, directors and supervisors	-	8,843
Effect of change in exchange rate	9	(53)

As adjusted	$37,995	$30,515

Accrued pension cost
As reported	$6,412	$6,648
U.S. GAAP adjustments
Pension benefits	37	26
Unrecognized pension cost on adoption of U.S. SFAS No. 158	-	1,712
Effect of change in exchange rate	51	51

As adjusted	$6,500	$8,437
(Concluded)

The Company applies ROC SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in U.S. SFAS No. 95, “Statement of Cash Flows”.  The principal differences between the two standards relate to classification.  Cash flows from investing activities for changes in deferred charges, refundable deposits and other assets-miscellaneous, and cash flows from financing activities for changes in guarantee deposits, other liabilities and cash bonuses paid to employees, directors and supervisors are reclassified to operating activities under U.S. SFAS No. 95.

25.   ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Recently issued accounting standards

In February 2006, the FASB issued U.S. SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140” (“U.S. SFAS No. 155”).  This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”  U.S. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  U.S. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  The fair value election provided for in this U.S. SFAS No. 155 may also be applied upon adoption of U.S. SFAS No. 155 for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of U.S. SFAS No. 155.  Earlier adoption is permitted as of the beginning of an entity’s fiscal year, providing the entity has not yet issued financial statements for any interim period for that fiscal year.  The Company does not expect the adoption of U.S. SFAS No. 155 to impact the Company’s consolidated financial position or results of operations.

In March 2006, the FASB issued U.S. SFAS No. 156, “Accounting for Servicing of Financial Assets” (“U.S. SFAS No. 156”), which  (i) provides revised guidance on when a servicing asset and servicing liability should be recognized,  (ii) requires all separately recognized servicing assets and liabilities to be initially measured at fair value, if practicable, and  (iii) permits an entity to elect to measure servicing assets and liabilities at fair value each reporting date and report changes in fair value in earnings in the period in which the changes occur.  The Company believes that there is no impact on the results of operations and financial position of the Company upon adopting U.S. SFAS No. 156.

In September 2006, the FASB issued U.S. SFAS No. 157, “Fair Value Measurements” (“U.S. SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  U.S. SFAS No. 157 does not require any new fair value measurements, but brings up guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.  This statement is effective for the Company beginning January 1, 2008.  The Company is currently assessing the potential impact that the adoption of U.S. SFAS No. 157 will have on the results of operations and financial position of the Company, and is not yet in a position to determine such effects.

In September 2006, the FASB issued U.S. SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 132R” (“U.S. SFAS No. 158”).  Provisions with respect to the recognition of an asset and liability related to the funded status and the changes in the funded status be reflected in comprehensive income are effective for fiscal years ending after December 15, 2006 and the change in measurement date provisions is effective for fiscal years ending after December 15, 2008.  U.S. SFAS No. 158 also requires the measurement date of the plan’s funded status be the same as the Company’s fiscal year-end.  The Company adopts all requirements of U.S. SFAS No. 158 in its fiscal year ended December 31, 2006.  Upon the adoption of U.S. SFAS No. 158, the Company recognized a decrease to accumulated other comprehensive income of $1,712 thousand as of December 31, 2006.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements.  It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in fiscal 2007.  The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption.  The Company is currently evaluating the effect that the adoption of FIN 48 will have on the results of operations and financial position of the Company and is not yet in a position to determine such effects.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 108 (“SAB No.108”), “Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements”.  SAB No. 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment.  SAB No. 108 is effective for the Company’s fiscal year 2006 annual financial statements.  The Company believes that there is no impact on the results of operations and financial position of the Company after adopting SAB No. 108.

b.	Pension

According to U.S. SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, the pension information about the defined benefit plans is disclosed below:

	2004	2005	2006
Components of net periodic pension cost
Service cost	$1,906	$1,705	$301
Interest cost	349	373	308
Expected return on plan assets	(78)	(117)	(109)
Amortization of prior service cost	165	59	-

Net periodic pension cost	$2,342	$2,020	$500

Change in benefit obligation
Benefit obligation at beginning of year	$10,855	$12,660	$11,078
Service cost	1,906	1,705	301
Interest cost	349	373	308
Actuarial gain (loss)	(1,038)	(3,325)	815
Benefits paid	(163)	-	(95)
Exchange difference	751	(335)	86
Benefit obligation at end of year	12,660	11,078	12,493
Change in plan assets
Fair value of plan assets at beginning of year	2,386	3,154	3,668
Employer contribution	554	570	620
Actual return on plan assets	32	49	97
Benefits paid	-	-	(95)
Exchange difference	182	(105)	28
	3,154	3,668	4,318
Funded status	9,506	7,410	8,175
Unrecognized actuarial loss	(4,240)	(874)	-
Accrued expense	(52)	(47)	(37)

Net amount recognized (recognized as accrued pension cost)	$5,214	$6,489	$8,138

Actuarial assumptions:

Discount rate	3.25%	2.75%	2.25%
Rate of compensation increase	3.00%	2.5%-3.0%	2.5%-3.0%
Expected return on plan assets	3.25%	2.75%	2.50%

c.	Income tax (benefit)

A reconciliation of income tax (benefit) attributable to continuing operations for the years ended December 31, 2004, 2005 and 2006 calculated on pre-tax financial statement income (loss) from continuing operations based on the statutory tax rate and the income tax expense (benefit), which conforms to U.S. GAAP, is as follows:

	2004	2005	2006

Tax expense (benefit) based on pre-tax accounting income (loss) from continuing operations at statutory rate	$9,920	$(4,481)	$33,818
Add (deduct) tax effects of:
Permanent differences
Bonuses to directors, supervisors and employees	1,022	(801)	3,297
Stock option compensation	(464)	1,113	1,858
Tax-exempt income - tax holiday	(6,146)	-	(6,450)
Other	(937)	181	(40)
(Continued)

	2004	2005	2006

Deferred	$(26,848)	$(155)	$(15,678)
Loss carryforward	-	7,101	(5,356)
Income taxes on undistributed earnings	2,244	2,369	8,936
Adjustment of prior years’ income tax	-	(2,790)	(94)

Income tax expense (benefit)	$(21,209)	$2,537	$20,291
(Concluded)
The above-mentioned taxes on pre-tax accounting income (loss) from continuing operations based on the applicable statutory rates for both domestic and foreign entities are shown below:

	2004	2005	2006

Domestic entity	$509	$1,079	$3,580
Foreign entities
ASE Test, Inc. (25% statutory rate)	8,150	(4,626)	26,935
ASE Test Malaysia (28% statutory rate)	1,765	745	3,646
ISE Labs (federal tax rate 35% and state tax rate 6%)	(504)	(1,679)	(343)

	$9,920	$(4,481)	$33,818

Deferred income tax assets and liabilities are summarized as follows:

	2005	2006

Current deferred income tax assets
Unused tax credits	$9,267	$22,639
Loss carryforward	4,067	-
Other	1,880	1,241
	15,214	23,880
Less: valuation allowance	(6,281)	(319)

	$8,933	$23,561

Noncurrent deferred income tax assets
Unused tax credits	$29,528	$2,018
Tax effect of unabsorbed capital allowance	10,263	6,284
Loss carryforward	9,294	8,196
Other	(2,818)	(17)
	46,267	16,481
Less: valuation allowance	(15,303)	(11,046)

	$30,964	$5,435

Noncurrent deferred income tax liabilities	$-	$608

d.	Earnings (loss) per share

U.S. SFAS No. 128 requires the presentation of basic and diluted earnings per share.  Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year.  Diluted earnings per share includes the effect of dilutive equivalent common shares (stock options issued during the year using the treasury stock method).

Following is a reconciliation of amounts used in the computation of basic and diluted earnings per share:

	2004	2005	2006

Net income (loss) under U.S. GAAP
Income (loss) from continuing operations	$922	$(46,285)	$116,937
Discontinued operations	16,968	10,839	-
Cumulative effect of a change in accounting principle, net of tax	-	-	381
	$17,890	$(35,446)	$117,318

Weighted average number of shares, as adjusted - denominator
Basic	100,037,524	100,059,031	100,081,418
Effect of dilutive securities	73,589	-	152,984
Diluted	100,111,113	100,059,031	100,234,402

Earnings (loss) per share (in U.S. dollars)
Basic
Earnings (loss) from continuing operations	$0.01	$(0.46)	$1.17
Earnings from discontinued operations	0.17	0.11	-
Earnings from cumulative effect of a change in accounting principle	-	-	-
	$0.18	$(0.35)	$1.17

Diluted
Earnings (loss) from continuing operations	$0.01	$(0.46)	$1.17
Earnings from discontinued operations	0.17	0.11	-
Earnings from cumulative effect of a change in accounting principle	-	-	-
	$0.18	$(0.35)	$1.17

The computation of diluted earnings per share exclude 10,803,859, 10,491,064 and 10,172,054 anti-dilutive options for the years ended December 31, 2004, 2005 and 2006, respectively. While these options were anti-dilutive for the respective periods, they could be dilutive in the future.  No stock options were considered dilutive for the year ended December 31, 2005 as a result of net loss.

e.	Stock option plans

Effective January 1, 2006, the Company adopted the fair value recognition provisions of U.S. SFAS No. 123R, using the modified prospective transition method and therefore has not restated the results of operations for prior years.  Under this transition method, stock-based compensation expense for the year ended December 31, 2006 included stock-based compensation expense for all share-based payment awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provision of U.S. SFAS No. 123.  In addition, the stock-based compensation expense also includes intrinsic value of certain outstanding share-based awards for which it was not possible to reasonable estimate their grant-date fair value under the requirement of U.S. SFAS No. 123.  Stock-based compensation expense for all share-based payment awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provision of U.S. SFAS No. 123R.  The Company recognizes these compensation costs using the graded vesting method over the requisite service period of the award, which is generally a five-year vesting period.  The adoption of U.S. SFAS No. 123R resulted in a cumulative gain from changes in accounting principle of $381 thousand, which reflects the net cumulative impact of estimating future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted.  Prior to the adoption of U.S. SFAS No. 123R, the Company accounted for awards granted from ASE Inc. under the intrinsic value method prescribed by APB 25, and related interpretations, and provided the required pro forma disclosures prescribed by U.S. SFAS No. 123. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding SEC’s interpretation of U.S. SFAS No. 123R and the value of share-based payments for public companies.  The Company has applied the provisions of SAB 107 in its adoption of U.S. SFAS No. 123R.

As a result of adopting U.S. SFAS No. 123R, income before income taxes and net income for the year ended December 31, 2006 were lower by $5,178 thousand and $3,884 thousand, respectively, than if the Company had continued to account for stock-based compensation under APB 25.  The impact on both basic and diluted earnings per share for the year ended December 31, 2006 was a decrease of $0.04.  In addition, prior to the adoption of U.S. SFAS No. 123R, the Company presented the tax benefit of stock options exercised as an operating cash flow.

Information regarding ASE Test’s and ASE Inc’s stock option plans is as follows.

ASE Test

ASE Test has three stock option plans, the 1999 Option Plan, 2000 Option Plan and 2004 Option Plan.  Up to 2,000,000, 12,000,000, and 2,500,000 shares have been reserved for issuance under the 1999, 2000 and 2004 Option Plans, respectively.

The 1999, 2000 and 2004 Option Plans granted the following stock options to purchase ASE Test’s shares which vest ratably over a period of three or five years from the date of grant until the expiration of options, to directors, officers and key employees.  If any granted shares are forfeited, the shares may be granted again, to the extent of any such forfeiture.

The exercise price under each of the aforementioned stock option plans was equal to the stock’s market price on the date of grant.  Options granted under the 1999, 2000 and 2004 Option Plans expire 5 or 10 years after grant.

Information regarding the option plans of ASE Test is presented below:

		Weighted
		Average	Weighted	Aggregate
		Exercise	Average	Intrinsic
	Number of	Price	Grant Date	Value (In
	Shares	Per Share	Fair Value	thousands)

Beginning outstanding balance - January 1, 2004	13,301,418	11.80
Options granted	260,000	6.18	$6.18
Options exercised	(512,815)	8.90
Options forfeited	(417,815)	11.82
Options expired	(1,753,340)	20.00
Ending outstanding balance - December 31, 2004	10,877,448	10.48
Options granted	32,500	6.50	$6.50
Options exercised	-	-
Options forfeited	(358,884)	10.97
Options expired	(60,000)	25.00
Ending outstanding balance - December 31, 2005	10,491,064	10.37
Options granted	130,000	9.60	$9.60
Options exercised	(79,201)	8.56
Options forfeited	(216,825)	11.60
Options expired	-	-

Ending outstanding balance - December 31, 2006	10,325,038	10.34		$16,660

Ending exercisable balance - December 31, 2006	9,025,838	10.18		$15,479

As of December 31, 2006, the number of options that are expected to vest was 1,278,131.

Total intrinsic value of options exercised in the years ended December 31, 2004 and 2006 was $2,144 thousand and $76 thousand, respectively.

Options outstanding on December 31, 2006, the related weighted average exercise price and remaining contractual life information are as follows (in U.S. dollars):

	Outstanding			Exercisable
	Number of Shares	Weighted Average Price	Weighted Average Remaining Life (Years)	Number of Shares	Weighted Average Price	Weighted Average Remaining Life (Years)
Options with exercise price of:
$20-$25	596,900	$22.35	2.93	596,900	$22.35	2.94
$11.5-$12.95	2,139,450	12.81	6.48	1,176,450	12.70	6.69
$5.5-$9.79	7,588,688	8.70	4.34	7,252,488	8.77	4.17

	10,325,038		4.74	9,025,838		4.39

ASE Test has used the fair value based method (based on the Black-Sholes model) to evaluate the options granted with the following assumptions:

	2004	2005	2006

Risk-free interest rate	3.50-3.88%	3.88%	4.88%
Expected life	5 years	5 years	3-5 years
Expected volatility	78.28%	59.06%	59.95%-62.03%
Expected dividend	0%	0%	0%

ASE Inc.

ASE Inc., the parent company, has two option plans, the 2002 Option Plan and 2004 Option Plan.  The maximum number of units authorized to be granted under the 2002 and 2004 Option Plan is 160 million and 140 million, respectively, with each unit representing one share of ASE Inc.  Under the terms of the plans, stock option rights are granted to employees, including those of the Company, which have an exercise price equal to the closing price of the ASE Inc. common stock as per the Taiwan Stock Exchange on the date of grant, and such exercise price is subject to retroactive adjustment in the event of certain capital transactions in subsequent periods.  The option rights expire ten years from the date of grant.  On the second anniversary of the grant date, 40% of the options become vested and the remaining options vest ratably over a period of three years thereafter.  Under the 2002 and 2004 Option Plans, 41,603,100 and 28,499,550 units were granted, respectively, by ASE Inc. to employees of the Company.

Information regarding the options issued to employees of the Company under ASE Inc.’s stock option plans for the Company is as follows (in U.S. dollars):

		Weighted
		Average	Weighted	Aggregate
		Exercise	Average	Intrinsic
	Number of	Price	Grant Date	Value (In
	Shares	Per Share	Fair Value	thousands)

Beginning outstanding balance - January 1, 2004	38,852,400	$0.58
Options granted	25,499,500	0.79	$0.79
Options forfeited	(2,261,800)	0.58
Options expired	-	-
Options exercised	(338,000)	0.56
Ending outstanding balance - December 31, 2004	61,752,100	0.60
Options granted	3,000,000	0.57	$0.57
Options forfeited	(5,126,800)	0.58
Options expired	-	-
Options exercised	(6,698,720)	0.49
Ending outstanding balance - December 31, 2005	52,926,580	0.60
Options granted	-	-	$-
Options forfeited	(2,489,000)	0.62
Options expired	-	-
Options exercised	(9,908,710)	0.58
Ending outstanding balance - December 31, 2006	40,528,870	0.61		$21,392

Ending exercisable balance - December 31, 2006	19,611,890	0.59		$$10,736

As of December 31, 2006, the number of options that are expected to vest was 19,168,273.

Total intrinsic value of options exercised in the years ended December 31, 2004, 2005 and 2006 was $62 thousand, $ 1,331 thousand and $4,001 thousand, respectively.

The weighted average exercise price and remaining contractual life of the options outstanding as of December 31, 2006 are as follows:

	Outstanding		Exercisable
	Number of Shares	Weighted Average Remaining Life (Years)	Number of Shares	Weighted Average Remaining Life (Years)
Options with exercise price
$0.49	15,222,300	6.0	9,936,500	6.0
$0.64	4,327,170	6.6	2,302,690	6.6
$0.70	18,564,400	7.5	7,372,700	7.5
$0.57	2,415,000	8.4	-	-

	40,528,870	6.9	19,611,890	6.6

The 2002 Option Plan is accounted for as a variable plan, as a result of a provision in the plan which would require an adjustment of the exercise price in accordance with a prescribed formula based on occurrence of certain future events.  Accordingly, no adjustment is required for purposes of the pro forma compensation expense calculated in accordance with U.S. SFAS No. 123 before January 1, 2006 for these options.  Upon the adoption of U.S. SFAS No. 123R, the Company continued to account for these stock options based on its intrinsic value, and remeasured at each reporting date through the date of exercise or other settlement.

The fair value of the option plan issued was determined using a Black-Scholes option pricing model with the following assumptions:

	2004	2005

Risk-free interest rate	2.50%	1.80%
Expected life	5 years	5 years
Expected dividend	3.00%	3.00%
Expected volatility	59%	47%

Prior to January 1, 2006, no compensation cost was recognized except 2002 Option Plan of ASE Inc.  Therefore, for purposes of pro forma disclosure, the estimated fair values of the options are amortized to expense ratably over the option vesting periods.  Had the Company recorded compensation costs based on the estimated grant date fair value for 2004 and 2005, as defined by U.S. SFAS No. 123, the Company’s net income (loss) would have been reduced to the pro forma amounts below (earnings (loss) per share in U.S. dollars).
	2004	2005

Net income (loss) based on U.S. GAAP	$17,890	$(35,446)
Stock-based compensation expense (net of related tax effect)
From the Company	(13,998)	(10,525)
From ASE Inc.	(836)	(1,660)

Pro forma net income (loss)	$3,056	$(47,631)

Basic earnings (loss) per share
As reported	$0.18	$(0.35)
Pro forma	$0.03	$(0.48)

Diluted earnings (loss) per share
As reported	$0.18	$(0.35)
Pro forma	$0.03	$(0.48)

The pro forma amounts reflect compensation expense related to option grants under the 1999, 2000 and 2004 Option Plans of the Company and 2004 Option Plan of ASE Inc.

f.	According to U.S. SFAS No. 130, “Reporting Comprehensive Income”, the statements of comprehensive income (loss) for the years ended December 31, 2004, 2005 and 2006 are presented below:

	2004	2005	2006

Net income (loss) based on U.S. GAAP	$17,890	$(35,446)	$117,318
Translation adjustment on subsidiaries	22,976	(5,780)	9,444
Unrecognized pension cost	646	-	-
Unrealized gain on financial instruments	400	-	533

Comprehensive income (loss)	$41,912	$(41,226)	$127,295

g.	Goodwill

As of January 1, 2002, the Company adopted U.S. SFAS No. 142, which requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis.  In conjunction with the implementation of U.S. SFAS No. 142, the Company completed a goodwill impairment review as of January 1, 2002 using a fair-value based approach in accordance with the provision of the standard and found no impairment.  The Company performed its annual goodwill impairment test on December 31, 2006 and found no impairment.  As of December 31, 2006, the Company had $40,927 thousand of goodwill.