Form 20-F/A
period 2006-12-31
ASE TEST LTD
filed 2007-07-05
CIK 1014838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
(AMENDMENT NO. 1)

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

Yes ___  No  Ö

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A amends our annual report on Form 20-F for the year ended December 31, 2006, which was filed with the Securities and Exchange Commission on June 25, 2007.  This Amendment No. 1 is being made solely for the purpose of including the conformed signature of Deloitte & Touche in their Report of Independent Registered Public Accounting Firm included as part of our audited financial statements under Item 18.

2

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

3

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

4

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

8.	(a)	List of Subsidiaries.*

12.	(a)	Certification of Jason C.S. Chang, Chief Executive Officer of ASE Test Limited, as required by Rule 13a-14(a) of the Securities Exchange Act of 1934.

(b)	Certification of Kenneth Hsiang, Chief Financial Officer of ASE Test Limited, as required by Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.	(a)	Certification of the Chief Executive Officer and the Chief Financial Officer of ASE Test Limited for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code.

The Company agrees to furnish to the SEC upon request a copy of any instrument which defines the rights of holders of long-term debt of the Company and its consolidated subsidiaries.

* Previously filed

5

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASE TEST LIMITED

By:	/s/ Jason C.S. Chang
Name: Jason C.S. Chang
Title: Chief Executive Officer

Date: July 5, 2007

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

/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
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